Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-211849

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Cousins Properties Incorporated, a Georgia corporation (which we refer to as “Cousins”), and Parkway Properties, Inc., a Maryland corporation (which we refer to as “Parkway”), have each approved an agreement and plan of merger, dated as of April 28, 2016 (which we refer to, as amended from time to time, as the “Merger Agreement”), by and among Parkway, Parkway Properties LP, Cousins and Clinic Sub Inc., a wholly owned subsidiary of Cousins. Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (which we refer to as the “Merger”), followed by a spin-off of the Houston-based assets of both companies (which we refer to as the “Houston Business”) into a new publicly traded real estate investment trust (which we refer to as a “REIT”), called Parkway, Inc. (which we refer to as “New Parkway”). The transactions will create two independent and internally managed office REITs. Following the Merger and spin-off, assuming certain asset sales are consummated in accordance with the Merger Agreement, Cousins’ portfolio is expected to encompass 41 properties, comprising 18.4 million square feet of rentable space in Atlanta, Georgia; Austin, Texas; Charlotte, North Carolina; Phoenix, Arizona; and Orlando and Tampa, Florida. New Parkway’s portfolio is expected to contain five Class A office assets encompassing 8.7 million rentable square feet in the Galleria, Greenway and Westchase submarkets of Houston, Texas.

The combination of Cousins and Parkway will be accomplished through the Merger of Parkway into Clinic Sub Inc., a wholly owned subsidiary of Cousins, which will continue as the surviving corporation of the Merger. In connection with the Merger, each Parkway common stockholder will have the right to receive 1.63 newly issued shares of Cousins common stock, par value $1 per share, for each share of Parkway common stock, par value $.001 per share, that they own immediately prior to the effective time of the Merger (which we refer to as the “exchange ratio”). The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the Merger. Cousins common stock and Parkway common stock are each traded on the New York Stock Exchange (which we refer to as the “NYSE”) under the ticker symbols “CUZ” and “PKY,” respectively. Based on the closing price of Cousins common stock on the NYSE of $10.71 on April 28, 2016, the last trading day before public announcement of the proposed transactions, the exchange ratio represented approximately $17.46 in Cousins common stock for each share of Parkway common stock. Based on the closing price of Cousins common stock on the NYSE of $11.00 on July 22, 2016, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio represented approximately $17.93 in Cousins common stock for each share of Parkway common stock. The value of the consideration will fluctuate with changes in the market price of Cousins common stock. We urge you to obtain current market quotations of Cousins common stock and Parkway common stock.

Following the effective time of the Merger on the closing date, Cousins will effect a reorganization, on the terms and subject to the conditions of the Merger Agreement, pursuant to which Cousins will, among other things, separate the Houston Business from the remainder of the combined businesses (which we refer to as the “Separation”). In addition, on the business day following the effective time of the Merger, Cousins will distribute pro rata to its stockholders all of the outstanding shares of common stock and limited voting stock of New Parkway, which will contain the Houston Business (which we refer to as the “Spin-Off”). Cousins (or a subsidiary of Cousins) will retain all of the shares of a class of nonvoting preferred stock of New Parkway, subject to the terms and conditions of the Merger Agreement. In the Spin-Off, each continuing holder of Cousins common stock will receive one share of New Parkway common stock for each share of Cousins common stock they own as of the close of business on the record date of the Spin-Off. In the Spin-Off, each legacy holder of Parkway common stock who, as of the close of business on the record date of the Spin-Off, continues to hold the Cousins shares they received in the Merger will receive 1.63 shares of New Parkway common stock for each share of Parkway common stock that they held immediately prior to the effective time of the Merger.

If necessary to comply with NYSE listing standards or otherwise, Cousins and Parkway may reduce the number of shares of New Parkway common stock and limited voting stock issued in the Spin-Off in respect of Cousins common stock and limited voting preferred stock through a change to the distribution ratio for the Spin-Off.

New Parkway has filed a registration statement on Form 10 with the Securities and Exchange Commission registering shares of common stock of New Parkway. The Form 10 is not incorporated by reference into this joint proxy statement/prospectus.

Pursuant to the Merger Agreement, Cousins and Parkway will reorganize the combined businesses through a series of transactions (which we refer to as the “UPREIT Reorganization”) such that, after the completion of the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, both Cousins and New Parkway will operate as umbrella partnership real estate investment trusts (which we refer to as “UPREITs”). This means that substantially all of the properties of each company will be held through an operating partnership at each company. Parkway currently operates as an UPREIT, through its operating partnership, Parkway Properties LP, a Delaware limited partnership (which we refer to as “Parkway LP”).

In addition, each limited partner of Parkway LP will continue to be entitled, prior to the effective time of the Merger, to redeem or exchange its partnership interests in Parkway LP for shares of Parkway common stock pursuant to the terms of the second amended and restated partnership agreement of Parkway LP, as amended. If partnership interests are so redeemed or exchanged prior to the effective time of the Merger, the shares of Parkway common stock will in turn be converted into the right to receive a number of newly issued shares of Cousins common stock in the Merger equal to the exchange ratio, upon the terms and subject to the conditions of the Merger Agreement. Each limited partner of Parkway LP that does not elect to redeem or exchange its partnership interests for shares of Parkway common stock in connection with the Merger will retain its limited partnership interests in Parkway LP and receive pro rata limited partnership interests in the operating partnership of Cousins in connection with the Separation, the UPREIT Reorganization and the Spin-Off.

In addition, in connection with the Merger, each share of Parkway limited voting stock, par value $.001 per share, will be converted into the right to receive 1.63 newly issued shares of Cousins limited voting preferred stock, par value $1 per share, having terms materially unchanged from the terms of the Parkway limited voting stock. Moreover, in the Spin-Off, each legacy holder of Parkway limited voting stock who, as of the close of business on the record date of the Spin-Off, continues to hold the Cousins shares they received in the Merger will receive 1.63 shares of New Parkway limited voting stock for each share of Parkway limited voting stock that they held immediately prior to the effective time of the Merger.

Based upon the number of outstanding shares on the record date of July 15, 2016 for the Cousins special meeting and July 15, 2016 for the Parkway special meeting, we anticipate that Cousins will issue approximately 182,181,891 shares of common stock and 6,867,360 shares of limited voting preferred stock in connection with the Merger, and will reserve approximately 4,247,715 shares of common stock for issuance in respect of Parkway equity awards that Cousins will assume in connection with the Merger.

Upon completion of the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, we estimate that legacy Cousins common stockholders will own approximately 53% of the common stock of each of Cousins and New Parkway and legacy Parkway common stockholders will own approximately 47% of the common stock of each of Cousins and New Parkway. Legacy holders of Parkway limited voting stock will own 100% of each of the Cousins limited voting preferred stock and the New Parkway limited voting stock.

Holders of voting stock of Cousins and Parkway do not need to take any action at the Cousins or Parkway special meeting relating to the Separation, the UPREIT Reorganization or the Spin-Off. The Separation, the UPREIT Reorganization and the Spin-Off will only occur if the Merger is completed.

Cousins and Parkway will each hold special meetings of their respective stockholders on August 23, 2016 in connection with the Merger and related transactions.

At the special meeting of Cousins, Cousins stockholders will be asked to consider and vote on (i) a proposal to approve the issuance of Cousins common stock to Parkway stockholders in the Merger pursuant to the Merger Agreement (which we refer to as the “Cousins Issuance Proposal”), (ii) a proposal to amend the Restated and Amended Articles of Incorporation of Cousins, effective as of the Merger, to increase the number of authorized shares of Cousins common stock (which we refer to as the “Cousins Articles Amendment Proposal”) and (iii) a proposal to approve the adjournment of the Cousins special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal if there are insufficient votes at the time of such adjournment to approve such proposals (which we refer to as the “Cousins Adjournment Proposal”).

At the special meeting of Parkway stockholders, Parkway stockholders will be asked to consider and vote on (i) a proposal to approve the Merger, on the terms and subject to the conditions of the Merger Agreement, and the transactions contemplated thereby (which we refer to as the “Parkway Merger Proposal”), (ii) a proposal to approve, by advisory (nonbinding) vote, the compensation that may be paid or become payable to the named executive officers of Parkway in connection with the Merger (which we refer to as the “Parkway Compensation Proposal”) and (iii) a proposal to approve the adjournment of the Parkway special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Parkway Merger Proposal, if there are insufficient votes at the time of such adjournment to approve the Parkway Merger Proposal (which we refer to as the “Parkway Adjournment Proposal”). Holders of Parkway common stock are entitled to vote on the Parkway Merger Proposal, the Parkway Compensation Proposal and the Parkway Adjournment Proposal and holders of Parkway limited voting stock are entitled to vote only on the Parkway Merger Proposal.

Your vote is very important, regardless of the number of shares you own. The record dates for determining the stockholders entitled to receive notice of, and to vote at, the special meetings are July 15, 2016, with respect to the Cousins special meeting, and July 15, 2016, with respect to the Parkway special meeting. The Merger cannot be completed without the approval of both Cousins stockholders and Parkway stockholders. We urge you to read this joint proxy statement/prospectus carefully. The obligations of Cousins and Parkway to complete the Merger are subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. More information about Cousins, Parkway, the special meetings, the Merger Agreement and the transactions contemplated thereby, including the Merger, the Separation, the UPREIT Reorganization, and the Spin-Off, is included in this joint proxy statement/prospectus. You should also consider carefully the risks that are described in the “Risk Factors” section, beginning on page 57.

Whether or not you plan to attend the Cousins special meeting or the Parkway special meeting, please submit your proxy as soon as possible to make sure that your shares of Cousins common stock, Parkway common stock or Parkway limited voting stock are represented at the applicable meeting.

The Cousins board of directors recommends that Cousins stockholders vote “FOR” the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal, which approval is necessary to complete the Merger.

The Parkway board of directors recommends that Parkway stockholders vote “FOR” the Parkway Merger Proposal, which approval is necessary to complete the Merger, and “FOR” the Parkway Compensation Proposal.

We join our respective boards in their recommendation and look forward to the successful combination of Cousins and Parkway.

Sincerely,	Sincerely,

LAWRENCE L. GELLERSTEDT III President and Chief Executive Officer Cousins Properties Incorporated	JAMES R. HEISTAND President and Chief Executive Officer Parkway Properties, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined that this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated July 25, 2016 and is first being mailed to the stockholders of Cousins and stockholders of Parkway on or about July 25, 2016.

Cousins Properties Incorporated

191 Peachtree Street NE, Suite 500

Atlanta, Georgia 30303

(404) 407-1000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On August 23, 2016

Dear Stockholders of Cousins Properties Incorporated:

We are pleased to invite you to attend a special meeting of stockholders of Cousins Properties Incorporated, a Georgia corporation (which we refer to as “Cousins”). The meeting will be held at 191 Peachtree Street NE, Suite 500, Atlanta, Georgia 30303, on August 23, 2016, at 2:00 PM, EDT (which we refer to as the “Cousins special meeting”), to consider and vote upon the following matters:

•	a proposal to approve the issuance of Cousins common stock, par value $1 per share (which we refer to as “Cousins common stock”), to stockholders of Parkway Properties, Inc. (which we refer to as “Parkway”) in connection with the agreement and plan of merger, dated as of April 28, 2016 (which we refer to, as amended from time to time, as the “Merger Agreement”), by and among Cousins, Parkway, Parkway Properties LP and Clinic Sub Inc., a wholly owned subsidiary of Cousins, pursuant to which Parkway will merge with and into Clinic Sub Inc. (which we refer to as the “Merger”), with Clinic Sub Inc. continuing its existence as a wholly owned subsidiary of Cousins (which we refer to as the “Cousins Issuance Proposal”);

•	a proposal to amend the Restated and Amended Articles of Incorporation of Cousins, effective at the effective time of the Merger, to increase the number of authorized shares of Cousins common stock, par value $1 per share (which we refer to as the “Cousins Articles Amendment Proposal”); and

•	a proposal to approve the adjournment of the Cousins special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal if there are insufficient votes at the time of such adjournment to approve such proposals (which we refer to as the “Cousins Adjournment Proposal”).

The approval by Cousins stockholders of both the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal is a condition to the completion of the Merger and the other transactions contemplated by the Merger Agreement, including the separation of the Houston-based assets of Cousins and Parkway from the remainder of the combined businesses of Cousins and Parkway (which we refer to as the “Separation”), the reorganization of the combined businesses of Cousins and Parkway through a series of transactions (which we refer to as the “UPREIT Reorganization”) and following the Merger, Cousins’ distribution pro rata to its stockholders of all of the outstanding shares of common stock and limited voting stock of a new publicly traded real estate investment trust, Parkway, Inc. (which we refer to as the “Spin-Off”).

Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the Cousins special meeting.

Holders of record of shares of Cousins common stock at the close of business on July 15, 2016 are entitled to notice of, and to vote at, the Cousins special meeting and any adjournments or postponements of the Cousins special meeting.

The Cousins Issuance Proposal requires the affirmative vote of the majority of the votes cast by Cousins common stockholders at the Cousins special meeting, assuming a quorum is present. The Cousins Articles

Amendment Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cousins common stock, assuming a quorum is present. The Cousins Adjournment Proposal requires the affirmative vote of holders of a majority of the Cousins common stock represented, in person or by proxy, at the Cousins special meeting and entitled to vote on the proposal, whether or not a quorum is present.

Your vote is important. Whether or not you expect to attend the Cousins special meeting in person, we urge you to vote your shares as promptly as possible by: (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Cousins special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder. In lieu of receiving a proxy card, participants in certain benefit plans of Cousins have been furnished with voting instruction cards, which are described in greater detail in the accompanying joint proxy statement/prospectus.

You do not need to take any action at the Cousins special meeting relating to the other transactions contemplated by the Merger Agreement, including the Separation, the UPREIT Reorganization or the Spin-Off. The Separation, the UPREIT Reorganization and the Spin-Off will only occur if the Merger is completed.

By Order of the Board of Directors,

PAMELA F. ROPER

Senior Vice President, General Counsel and

Corporate Secretary

July 25, 2016

Atlanta, Georgia

Parkway Properties, Inc.

390 North Orange Avenue, Suite 2400

Orlando, Florida 32801

(407) 650-0593

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On August 23, 2016

Dear Stockholders of Parkway Properties, Inc.:

We are pleased to invite you to attend a special meeting of stockholders of Parkway Properties, Inc., a Maryland corporation (which we refer to as “Parkway”). The meeting will be held at 3344 Peachtree Road NE, Atlanta, Georgia 30326, on August 23, 2016, at 2:00 PM, EDT (which we refer to as the “Parkway special meeting”), to consider and vote upon the following matters:

•	a proposal to approve the merger of Parkway with and into Clinic Sub Inc. (which we refer to as the “Merger”), with Clinic Sub Inc. continuing its existence as a wholly owned subsidiary of Cousins Properties Incorporated (which we refer to as “Cousins”), on the terms and subject to the conditions of the agreement and plan of merger, dated as of April 28, 2016 (which we refer to, as amended from time to time, as the “Merger Agreement”), by and among Parkway, Parkway Properties LP, Cousins and Clinic Sub Inc., and the transactions contemplated thereby, as more fully described in the enclosed proxy statement (which we refer to as the “Parkway Merger Proposal”);

•	a proposal to approve, by advisory (nonbinding) vote, the compensation that may be paid or become payable to the named executive officers of Parkway in connection with the Merger (which we refer to as the “Parkway Compensation Proposal”); and

•	a proposal to approve the adjournment of the Parkway special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Parkway Merger Proposal, if there are insufficient votes at the time of such adjournment to approve such proposal (which we refer to as the “Parkway Adjournment Proposal”).

The approval by Parkway stockholders of the Parkway Merger Proposal is a condition to the completion of the Merger and the other transactions contemplated by the Merger Agreement, including the separation of the Houston-based assets of Cousins and Parkway from the remainder of the combined businesses of Cousins and Parkway (which we refer to as the “Separation”), the reorganization of the combined businesses of Cousins and Parkway through a series of transactions (which we refer to as the “UPREIT Reorganization”) and following the Merger, Cousins’ distribution pro rata to its stockholders of all of the outstanding shares of common stock and limited voting stock of a new publicly traded real estate investment trust, Parkway, Inc. (which we refer to as the “Spin-Off”).

Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the Parkway special meeting.

Holders of record of Parkway common stock, par value $.001 per share (which we refer to as “Parkway common stock”), at the close of business on July 15, 2016 are entitled to notice of, and to vote on, all proposals at the Parkway special meeting and any adjournments or postponements of the Parkway special meeting. Holders of record of Parkway limited voting stock, par value $.001 per share (which we refer to as “Parkway limited voting stock”), at the close of business on July 15, 2016 are entitled to notice of, and to vote on, the Parkway Merger Proposal at the Parkway special meeting and any adjournments or postponements of the Parkway special meeting.

The Parkway Merger Proposal requires the affirmative vote of holders of a majority of the outstanding Parkway common stock and Parkway limited voting stock, voting together as a single class. The Parkway Compensation Proposal requires the affirmative vote of the majority of the votes cast by holders of Parkway common stock, assuming a quorum is present. The Parkway Adjournment Proposal requires the affirmative vote of the majority of the votes cast by holders of Parkway common stock at the Parkway special meeting, assuming a quorum is present. If a quorum is not present, the holders of a majority of Parkway common stock present in person or by proxy at the Parkway special meeting may adjourn the meeting.

Your vote is important. Whether or not you expect to attend the Parkway special meeting in person, we urge you to vote your shares as promptly as possible by: (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Parkway special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder.

You do not need to take any action at the Parkway special meeting relating to the other transactions contemplated by the Merger Agreement, including the Separation, the UPREIT Reorganization or the Spin-Off. The Separation, the UPREIT Reorganization and the Spin-Off will only occur if the Merger is completed.

By Order of the Board of Directors,

JEREMY R. DORSETT

Executive Vice President, General Counsel

and Secretary

July 25, 2016

Orlando, Florida

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Cousins and Parkway from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Cousins Properties Incorporated 191 Peachtree Street NE, Suite 500 Atlanta, Georgia 30303 (404) 407-1000 Attn.: Investor Relations	Parkway Properties, Inc. 390 North Orange Avenue, Suite 2400 Orlando, Florida 32801 (407) 650-0593 Attn.: Investor Relations

or	or

Georgeson 1290 Avenue of the Americas, 9th Floor New York, New York 10104 Call Toll-Free: (800) 213-0473 Email: COUSINS@georgeson.com	Alliance Advisors, LLC 200 Broadacres Drive, 3rd Floor Bloomfield, New Jersey 07003 Call Toll-Free: (855) 973-0096 Email: PKY@allianceadvisorsllc.com

Investors may also consult the websites of Cousins or Parkway for more information concerning the Merger and the other transactions described in this joint proxy statement/prospectus, including the separation of the Houston-based assets of Cousins and Parkway from the remainder of the combined businesses of Cousins and Parkway, the reorganization of the combined businesses of Cousins and Parkway through a series of transactions and following the Merger, Cousins’ distribution pro rata to its stockholders of all of the outstanding shares of common stock and limited voting stock of a new publicly traded real estate investment trust, Parkway, Inc. (which we refer to as “New Parkway” in this joint proxy statement/prospectus or “HoustonCo” in the annexes attached hereto). The website of Cousins is www.cousinsproperties.com and the website of Parkway is www.pky.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

New Parkway has filed a registration statement on Form 10 with the Securities and Exchange Commission registering shares of common stock of New Parkway. The Form 10 is not incorporated by reference into this joint proxy statement/prospectus.

If you would like to request any documents, please do so by August 16, 2016, in order to receive them before the special meetings.

For more information, see “Where You Can Find More Information.”

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission by Cousins Properties Incorporated (File No. 333-211849), constitutes a prospectus of Cousins under Section 5 of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), with respect to the Cousins common stock, par value $1 per share (which we refer to as “Cousins common stock”), to be issued to Parkway stockholders in connection with the Merger. This document also constitutes a joint proxy statement of Cousins and Parkway under Section 14(a) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Cousins stockholders and a notice of meeting with respect to the special meeting of Parkway stockholders, at which Cousins stockholders and Parkway stockholders, respectively, will be asked to vote upon certain proposals to approve the Merger and other related matters.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated July 25, 2016. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than the date on the front cover of those documents. Neither our mailing of this joint proxy statement/prospectus to Cousins stockholders or Parkway stockholders nor the issuance of Cousins common stock or Cousins limited voting preferred stock in connection with the Merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Cousins has been provided by Cousins and information contained in this joint proxy statement/prospectus regarding Parkway has been provided by Parkway.

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QUESTIONS AND ANSWERS

The following are answers to some questions that you, as a stockholder of Cousins Properties Incorporated, a Georgia corporation (which we refer to as “Cousins”), or a stockholder of Parkway Properties, Inc., a Maryland corporation (which we refer to as “Parkway”), may have regarding the proposed transactions between Cousins and Parkway and the other matters being considered at the special meeting of Cousins and at the special meeting of Parkway. Cousins and Parkway urge you to carefully read this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger and the other matters being considered at the special meetings. Additional important information is also contained in the annexes to and the documents incorporated by reference into this joint proxy statement/prospectus.

Q:	What is the Merger?

A:	Cousins and Parkway have agreed to a series of transactions, pursuant to the terms of an agreement and plan of merger, dated as of April 28, 2016 (which we refer to, as amended from time to time, as the “Merger Agreement”), by and among Cousins, Parkway, Parkway Properties LP, a Delaware limited partnership (which we refer to as “Parkway LP”) and Clinic Sub Inc., a Maryland corporation (which we refer to as “Merger Sub”). Merger Sub is a wholly owned subsidiary of Cousins. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus.

Pursuant to the Merger Agreement, Parkway will merge with and into Merger Sub, with Merger Sub continuing its existence as a wholly owned subsidiary of Cousins (which we refer to as the “Merger”).

In connection with the Merger, each Parkway common stockholder will have the right to receive 1.63 newly issued shares of Cousins common stock, par value $1 per share (which we refer to, both before and after giving effect to the Merger and other transactions contemplated thereby as “Cousins common stock”), for each share of Parkway common stock, par value $.001 per share (which we refer to as “Parkway common stock”), that they own immediately prior to the effective time of the Merger (which we refer to as the “exchange ratio”). The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the Merger.

Furthermore, in connection with the Merger, each share of Parkway limited voting stock, par value $.001 per share (which we refer to as “Parkway limited voting stock” and, collectively with the Parkway common stock, the “Parkway common and limited voting stock”), will be converted into 1.63 newly issued shares of Cousins limited voting preferred stock, par value $1 per share (which we refer to as “Cousins limited voting preferred stock”), having terms materially unchanged from the terms of the Parkway limited voting stock.

In addition, each limited partner of Parkway LP will continue to be entitled, prior to the effective time of the Merger, to redeem or exchange its partnership interests in Parkway LP for shares of Parkway common stock, pursuant to the terms of the second amended and restated partnership agreement of Parkway LP, which will be amended pursuant to the terms of the Merger Agreement (which we refer to, as amended from time to time, as the “Parkway Partnership Agreement”). If partnership interests are so redeemed or exchanged prior to the effective time of the Merger, the shares of Parkway common stock will in turn be converted into the right to receive a number of newly issued shares of Cousins common stock in the Merger equal to the exchange ratio, upon the terms and subject to the conditions of the Merger Agreement. Each limited partner of Parkway LP that does not elect to redeem or exchange its partnership interests for shares of Parkway common stock in connection with the Merger will retain its limited partnership interests in Parkway LP and receive pro rata limited partnership interests in the operating partnership of Cousins in connection with the Separation, the UPREIT Reorganization and the Spin-Off.

Q:	What is the Separation?

A:	Immediately following the effective time of the Merger, Cousins will effect a reorganization, on the terms and subject to the conditions of the Merger Agreement, pursuant to which Cousins will separate certain of its assets relating to the ownership of real properties in Houston, Texas (which we refer to as the “Houston Business”) from the remainder of its business (which we refer to as the “Separation”) and transfer such assets to a new real estate investment trust (which we refer to as a “REIT”), called Parkway, Inc. (which we refer to as “New Parkway” in this joint proxy statement/prospectus or “HoustonCo” in the annexes attached hereto).

Q:	What is the UPREIT Reorganization?

A:	In connection with the Merger and the Separation, Cousins and Parkway will reorganize their combined businesses through a series of transactions (which we refer to as the “UPREIT Reorganization”) such that, after the completion of the Merger, the Separation, the UPREIT Reorganization and the Spin-Off (as hereinafter defined) both Cousins and New Parkway will operate as umbrella partnership real estate investment trusts (which we refer to as “UPREITs”). This means that substantially all of the properties of each company will be held through the operating partnership of that company.

To that end, pursuant to the UPREIT Reorganization, Parkway has formed a new partnership, Cousins Properties LP, a Delaware limited partnership (which we refer to as “Cousins LP”), to which Cousins and Parkway will transfer certain assets and through which Cousins will operate substantially all of its business after the effective time of the Merger.

Parkway currently operates as an UPREIT, through its operating partnership, Parkway LP. Pursuant to the UPREIT Reorganization, a newly formed Delaware limited partnership, Parkway Operating Partnership LP (which we refer to as “New Parkway LP” in this joint proxy statement/prospectus or “Houston Sub LP” in Annex A attached hereto), a subsidiary of Parkway LP, will become the operating partnership of New Parkway, through which New Parkway will operate substantially all of its business after the Spin-Off.

Q:	What is the Spin-Off?

A:	After the Separation and the UPREIT Reorganization, Cousins will distribute pro rata to its stockholders all of the outstanding shares of common stock and limited voting stock of New Parkway (which we refer to as the “Spin-Off”). Cousins, or a subsidiary of Cousins, will retain all of the shares of nonvoting preferred stock of New Parkway, upon the terms and subject to the conditions of the Merger Agreement. New Parkway is expected to have outstanding shares of preferred stock with a liquidation preference of $5 million, a fixed market-rate dividend and no voting rights, other than as required by law. Cousins and Parkway will enter into all agreements necessary to effect the Spin-Off, including a Separation and Distribution Agreement (as hereinafter defined), in each case on the terms and subject to the conditions of the Merger Agreement.

Continuing holders of shares of Cousins common stock will be entitled to receive one share of New Parkway common stock for each share of Cousins common stock held by such stockholder as of the close of business on the record date of the Spin-Off. Legacy holders of shares of Parkway common stock or limited voting stock who, as of the close of business on the record date of the Spin-Off, continue to hold the Cousins shares they received in the Merger will be entitled to receive 1.63 shares of New Parkway common stock or limited voting stock for each share of Parkway common stock or limited voting stock, respectively, held by such stockholders immediately prior to the effective time of the Merger. In addition, each limited partner of Parkway LP that does not redeem or exchange its partnership interests for shares of Parkway common stock in connection with the Merger will retain its limited partnership interests in Parkway LP and receive pro rata limited partnership interests in the operating partnership of Cousins in connection with the Separation, the UPREIT Reorganization and the Spin-Off.

If necessary to comply with NYSE listing standards or otherwise, Cousins and Parkway may reduce the number of shares of New Parkway common stock and limited voting stock issued in the Spin-Off in respect of Cousins common stock and limited voting preferred stock through a change to the distribution ratio for the Spin-Off.

Upon completion of the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, we estimate that legacy Cousins common stockholders will own approximately 53% of the common stock of each of Cousins and New Parkway and legacy Parkway common stockholders will own approximately 47% of the common stock of each of Cousins and New Parkway. Legacy holders of Parkway limited voting stock will own 100% of each of the Cousins limited voting preferred stock and the New Parkway limited voting stock.

You are not being asked to take any action relating to the Separation, the UPREIT Reorganization or the Spin-Off.

Q:	Why will Cousins and New Parkway be structured as UPREITs following the transactions?

A:	The parties believe that the UPREIT structure, by which each of Cousins and New Parkway will own substantially all of their respective assets and conduct substantially all of their respective operations through an operating partnership following completion of the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, will give each of Cousins and New Parkway greater flexibility to acquire assets using a tax-deferred acquisition currency.

Q:	What happens if the market price of shares of Cousins common stock or Parkway common stock changes before the closing of the Merger?

A:	No change will be made to the exchange ratio of 1.63 if the market price of shares of Cousins common stock or Parkway common stock changes before the Merger. Because the exchange ratio is fixed, the value of the consideration to be received by Parkway stockholders in the Merger will depend on the market price of shares of Cousins common stock at the time of the Merger.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	The Merger cannot be completed, unless:

•	the holders of Cousins common stock vote to approve the issuance of Cousins common stock to Parkway stockholders in connection with the Merger (which we refer to as the “Cousins Issuance Proposal”);

•	the holders of Cousins common stock vote to amend the Restated and Amended Articles of Incorporation of Cousins (which we refer to as the “Cousins Articles”) to increase the number of authorized shares of Cousins common stock, effective at the effective time of the Merger (which we refer to as the “Cousins Articles Amendment Proposal”); and

•	the holders of Parkway common and limited voting stock vote to approve the Merger, on the terms and subject to the conditions of the Merger Agreement, and the transactions contemplated thereby (which we refer to as the “Parkway Merger Proposal”).

Each of Cousins and Parkway will hold separate special meetings of their stockholders to obtain these approvals and approvals for other related proposals as described herein.

This joint proxy statement/prospectus contains important information about the Merger and the other proposals being voted on at the special meetings, and you should read it carefully. It is a joint proxy statement because the Cousins board of directors is soliciting proxies from its stockholders and the Parkway board of directors is soliciting proxies from its stockholders. It is a prospectus because Cousins will issue shares of its common stock. The enclosed voting materials allow you to vote your shares without attending your respective meeting.

Holders of voting stock of Cousins and Parkway do not need to take any action at the Cousins special meeting or Parkway special meeting relating to the Separation, the UPREIT Reorganization or the Spin-Off. The Separation, the UPREIT Reorganization and the Spin-Off will only occur if the Merger is completed.

Your vote is important. We encourage you to vote as soon as possible.

Q:	Why is Cousins proposing the Merger?

A:	Among other reasons, the Cousins board of directors approved the Merger Agreement and recommended the approval of the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal based on a number of strategic and financial benefits to Cousins, including the potential for Cousins, following the Merger and the Spin-Off, to be a leading REIT in the growing Sun Belt market and the improved cost of capital for Cousins’ future growth opportunities following the Merger and the Spin-Off. For more information, see “The Merger—Cousins’ Reasons for the Merger; Recommendations of the Cousins Board of Directors.”

Q:	Why is Parkway proposing the Merger?

A:	Among other reasons, the Parkway board of directors approved the Merger Agreement and recommended its approval by Parkway stockholders based on a number of strategic and financial benefits, including the potential for Cousins to create additional value to stockholders due to its larger size and stronger balance sheet and the premium Parkway stockholders will receive in the Merger. For more information, see “The Merger—Parkway’s Reasons for the Merger; Recommendations of the Parkway Board of Directors.”

Q:	When and where will the special meetings be held?

A:	The Cousins special meeting will be held at 191 Peachtree Street NE, Suite 500, Atlanta, Georgia 30303 on August 23, 2016, at 2:00 PM, EDT. The Parkway special meeting will be held at 3344 Peachtree Road NE, Atlanta, Georgia 30326, on August 23, 2016, at 2:00 PM, EDT.

Q:	How do I vote?

A:	Cousins. If you are a holder of record of Cousins common stock as of the record date for the Cousins special meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold Cousins common stock in the name of a broker, bank or nominee, please follow the voting instructions provided by your broker, bank or nominee to ensure that your shares are represented at your special meeting. If you received voting instruction cards from a trustee of any retirement plan of Cousins or its subsidiaries in which you are a participant, please follow the instructions on those cards to ensure that shares of stock or beneficial interest allocated to your plan account are represented at your special meeting.

Parkway. If you are a holder of record of Parkway common or limited voting stock as of the record date for the Parkway special meeting, you may vote on the applicable proposals by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold shares of Parkway common stock in the name of a broker, bank or nominee, please follow the voting instructions provided by your broker, bank or nominee to ensure that your shares are represented at your special meeting.

Q:	What am I being asked to vote upon?

A:	Cousins. Cousins stockholders are being asked to vote to approve the Cousins Issuance Proposal, to approve the Cousins Articles Amendment Proposal and to approve a proposal to adjourn the Cousins special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal, if there are insufficient votes at the time of such adjournment to approve such proposals (which we refer to as the “Cousins Adjournment Proposal”).

Parkway. Holders of Parkway common and limited voting stock are being asked to vote to approve the Parkway Merger Proposal. Holders of Parkway common stock are also being asked to approve, by advisory (nonbinding) vote, the compensation that may be paid or become payable to the named executive officers of Parkway in connection with the Merger (which we refer to as the “Parkway Compensation Proposal”) and to approve a proposal to adjourn the Parkway special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Parkway Merger Proposal, if there are insufficient votes at the time of such adjournment to approve such proposal (which we refer to as the “Parkway Adjournment Proposal”).

The Merger cannot be completed without the approval by Cousins stockholders of the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal and the approval by Parkway common and limited voting stockholders, voting together as a single class, of the Parkway Merger Proposal.

Holders of voting stock of Cousins and Parkway do not need to take any action at the Cousins or Parkway special meetings relating to the Separation, the UPREIT Reorganization or the Spin-Off. The Separation, the UPREIT Reorganization and the Spin-Off will only occur if the Merger is completed.

Q:	What vote is required to approve each proposal?

A:	Cousins.

•	The Cousins Issuance Proposal requires the affirmative vote of the majority of the votes cast by Cousins common stockholders, assuming a quorum is present.

•	The Cousins Articles Amendment Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cousins common stock, assuming a quorum is present.

•	The Cousins Adjournment Proposal requires approval by the affirmative vote of holders of a majority of the shares of Cousins common stock represented, in person or by proxy, at the Cousins special meeting and entitled to vote on the proposal, whether or not a quorum is present.

Parkway.

•	The Parkway Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding Parkway common and limited voting stock, voting together as a single class.

•	The Parkway Compensation Proposal requires the affirmative vote of the holders of a majority of the votes cast by holders of Parkway common stock, assuming a quorum is present; however, such vote is advisory (nonbinding) only, assuming a quorum is present.

•	The Parkway Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast by holders of Parkway common stock at the Parkway special meeting, assuming a quorum is present. If a quorum is not present, the holders of a majority of Parkway common stock present in person or by proxy at the Parkway special meeting may adjourn the meeting.

Q:	How do the boards of directors of Cousins and Parkway recommend that I vote?

A:	Cousins. The Cousins board of directors unanimously recommends that holders of Cousins common stock vote “FOR” the Cousins Issuance Proposal, “FOR” the Cousins Articles Amendment Proposal and “FOR” the Cousins Adjournment Proposal.

Parkway. The Parkway board of directors unanimously recommends that holders of Parkway common and limited voting stock vote “FOR” the Parkway Merger Proposal and that the holders of Parkway common stock vote “FOR” the Parkway Compensation Proposal and “FOR” the Parkway Adjournment Proposal.

Q:	How many votes do I have?

A:	Cousins. You are entitled to one vote for each share of Cousins common stock that you owned as of the close of business on the record date. As of the close of business on July 15, 2016, the record date for the Cousins special meeting, there were 220,498,824 outstanding shares of Cousins common stock, approximately 3.17% of which were beneficially owned by Cousins directors and executive officers and their affiliates.

Parkway. You are entitled to one vote for each share of Parkway common or limited voting stock that you owned as of the close of business on the record date. As of the close of business on July 15, 2016, the record date for the Parkway special meeting, there were 111,768,031 outstanding shares of Parkway common stock, 7.9% of which were beneficially owned by the directors and executive officers of Parkway. As of the close of business on July 15, 2016, the record date for the Parkway special meeting, there were approximately 4,213,104 outstanding shares of Parkway limited voting stock, all of which are beneficially owned by a director of Parkway. The holder of Parkway limited voting stock is not entitled to vote on the Parkway Compensation Proposal and the Parkway Adjournment Proposal.

Q:	What constitutes a quorum?

A:	Cousins. Stockholders who hold a majority of the Cousins common stock outstanding on the record date and who are entitled to vote must be present or represented by proxy to constitute a quorum at the Cousins special meeting.

Parkway. Stockholders who hold a majority of the total number of shares of Parkway common and limited voting stock issued and outstanding on the record date and who are entitled to vote must be present in person or represented by proxy to constitute a quorum at the Parkway special meeting.

Q:	Have any stockholders already agreed to approve the Merger?

A:

Yes. Pursuant to a voting agreement, TPG VI Pantera Holdings, L.P. (which we refer to as “TPG Pantera”) and TPG VI Management, LLC (which we refer to collectively with TPG Pantera as the “TPG Parties”), which, as of April 28, 2016, collectively beneficially owned approximately 21.2% of Parkway’s outstanding common stock, have agreed to vote in favor of the Merger, on the terms and subject to the conditions of the

Merger Agreement, and the transactions contemplated thereby, and against actions or agreements that would reasonably be expected to result in a failure of a closing condition set forth in the Merger Agreement to be fulfilled, alternative acquisitions, any action that would reasonably be expected to materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Merger or would dilute in any material respect the benefit of such transactions to Cousins or its stockholders, subject to the terms and conditions of the voting agreement. For more information, see “The Merger—Agreements with the TPG Parties—Voting Agreement.”

Q:	If my shares of common stock are held in “street name” by my broker, will my broker vote my shares for me?

A:	If you hold your shares of common stock in a stock brokerage account or if your shares of common stock are held by a bank or nominee (that is, in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares of common stock. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares of common stock held in street name by returning a proxy card directly to Cousins or Parkway or by voting in person at either special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or nominee. Further, brokers who hold shares of Cousins common stock or Parkway common stock on behalf of their customers may not give a proxy to Cousins or Parkway to vote those shares without specific instructions from their customers.

Q:	What will happen if I fail to instruct my broker, bank or nominee how to vote?

A:	Cousins. If you are a Cousins stockholder and you do not instruct your broker, bank or nominee on how to vote your shares of common stock, your broker may not vote your shares on the Cousins Issuance Proposal, the Cousins Articles Amendment Proposal or the Cousins Adjournment Proposal. This will have the same effect as a vote against the Cousins Articles Amendment Proposal, and will have no effect on the Cousins Issuance Proposal, assuming a quorum is present, or the Cousins Adjournment Proposal.

Parkway. If you are a Parkway stockholder and you fail to instruct your broker, bank or nominee to vote your shares of Parkway common and limited voting stock, as applicable, your broker may not vote your shares on the Parkway Merger Proposal, the Parkway Compensation Proposal or the Parkway Adjournment Proposal. This will have the same effect as a vote against the Parkway Merger Proposal, but it will have no effect on the Parkway Compensation Proposal or the Parkway Adjournment Proposal, assuming a quorum is present. If a quorum is not present, the holders of a majority of Parkway common stock present in person or by proxy at the Parkway special meeting may adjourn the meeting.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	Cousins. If you are a Cousins stockholder and fail to vote or abstain from voting, it will have the same effect as a vote against the Cousins Articles Amendment Proposal, but it will have no effect on the Cousins Issuance Proposal, assuming a quorum is present, or the Cousins Adjournment Proposal. If you are a Cousins stockholder and you attend the Cousins special meeting and fail to vote or abstain from voting, it will have the same effect as a vote against the Cousins Articles Amendment Proposal and the Cousins Adjournment Proposal, but it will have no effect on the Cousins Issuance Proposal, assuming a quorum is present.

Parkway. If you are a Parkway stockholder and fail to vote or abstain from voting, it will have the same effect as a vote against the Parkway Merger Proposal, but it will have no effect on the Parkway Compensation

Proposal or the Parkway Adjournment Proposal, assuming a quorum is present. If a quorum is not present, the holders of a majority of Parkway common stock present in person or by proxy at the Parkway special meeting may adjourn the meeting.

Q:	What if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, your shares of Cousins common stock, Parkway common stock or Parkway limited voting stock will be voted in accordance with the recommendation of the Cousins board of directors or Parkway board of directors, as applicable, with respect to such proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	if you are a holder of record, you can attend your special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

Attending the Cousins special meeting or the Parkway special meeting without voting will not, by itself, revoke your proxy. If your shares of Cousins common stock or Parkway common stock are held by a bank, broker or nominee, you should follow the instructions provided by the bank, broker or nominee.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the secretary of Cousins or secretary of Parkway, as appropriate, no later than the beginning of the applicable special meeting. If your shares of Cousins common stock or Parkway common stock are held in street name by your broker, bank or nominee, you should contact your broker, bank or nominee to change your vote. If your shares of Cousins common stock are held through a Cousins retirement plan, you should contact the trustee for the plan to change your vote.

Q:	What are the material U.S. federal income tax consequences of the Merger and the Spin-Off to U.S. holders of Parkway common stock?

A:	The obligation of the parties to consummate the Merger is subject to the receipt by Cousins and Parkway of the opinions of their respective counsels to the effect that, on the basis of facts, representations and assumptions set forth in such opinions, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”). If the Merger so qualifies, then a U.S. holder of Parkway common stock generally will not recognize any gain or loss upon receipt of shares of Cousins common stock in exchange for Parkway common stock in the Merger (other than gain or loss with respect to cash received in lieu of a fractional share of Cousins common stock, if any).

The particular consequences of the Merger to each Parkway stockholder depend on such holder’s particular facts and circumstances. Parkway stockholders are urged to consult their tax advisors to understand fully the consequences to them of the Merger in their specific circumstances. For more information, see “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger.”

While the Merger generally is not expected to result in the recognition of gain or loss for stockholders of either Parkway or Cousins, the distribution of shares of New Parkway common stock in the Spin-Off will be treated as a taxable distribution to Cousins stockholders for U.S. federal income tax purposes. An amount equal to the fair market value of the shares of New Parkway common stock received by you in the Spin-Off will generally be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of Cousins (including gain recognized by Cousins in connection with the Separation and the Spin-Off), with the excess treated first as a non-taxable return of capital to the extent of your tax basis in Cousins common stock and any remaining excess treated as capital gain.

The particular consequences of the Spin-Off to each Cousins stockholder (including stockholders who received shares of Cousins stock in exchange for shares of Parkway stock pursuant to the Merger) depend on such holder’s particular facts and circumstances, and thus you are urged to consult your tax advisor to understand fully the consequences to you of the Spin-Off in your specific circumstances. For more information, see “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Spin-Off to U.S. Stockholders.”

Q:	Are there any conditions to closing of the Merger that must be satisfied for the Merger to be completed?

A:	Yes. In addition to the approvals of the stockholders of each of Cousins and Parkway described herein, there are a number of conditions that must be satisfied or waived for the Merger to be consummated. For more information, see “The Merger—The Merger Agreement—Conditions to Completion of the Merger.”

Q:	When do you expect the Merger and the Spin-Off to be completed?

A:	Cousins and Parkway are working to complete the Merger and the Spin-Off in the fourth quarter of 2016. However, the Merger and the Spin-Off are subject to various conditions, and it is possible that factors outside the control of Cousins and Parkway could result in the Merger and the Spin-Off being completed at a later time, or not at all. There may be a substantial amount of time between the respective Cousins special meeting and Parkway special meeting and the completion of the Merger and the Spin-Off. Cousins and Parkway hope to complete the Merger and the Spin-Off as soon as reasonably practicable following the satisfaction of all applicable conditions.

The Merger is expressly conditioned on the readiness of the Spin-Off and the effectiveness of the Registration Statement on Form 10 that New Parkway has filed with the SEC (which we refer to as the “New Parkway Form 10”). This may further delay consummation of the Merger.

You are not being asked to take any action relating to the Separation, the UPREIT Reorganization or the Spin-Off.

Q:	Are Parkway and Cousins stockholders entitled to appraisal rights in connection with the Merger?

A:	No. Holders of Parkway common stock will not be entitled to appraisal rights or dissenters’ rights in the Merger under Section 3-202 of the Maryland General Corporation Law (which we refer to as the “MGCL”) because Parkway common stock is listed on a national securities exchange. Holders of Parkway limited voting stock do not have appraisal rights because they are denied the rights of objecting stockholders under the MGCL pursuant to the articles supplementary to the Articles of Incorporation of Parkway, as supplemented and amended (which we refer to as the “Parkway Articles”) that established the class of Parkway limited voting stock. Under Section 14-2-1302 of the Georgia Business Corporations Code (which we refer to as the “GBCC”), holders of Cousins common stock do not have the right to receive the appraised value of their shares in connection with the Merger. For more information, see “The Merger—No Appraisal or Dissenters’ Rights.”

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes.

In order for your shares to be voted at the Cousins special meeting or the Parkway special meeting:

•	you can attend the applicable special meeting in person;

•	you can vote through the Internet or by telephone by following the instructions included on your proxy card; or

•	you can indicate on the enclosed proxy or voting instruction card how you would like to vote and return the card in the accompanying postage-paid envelope.

Holders of voting stock of Cousins and Parkway do not need to take any action at the Cousins or Parkway special meetings relating to the Separation, the UPREIT Reorganization or the Spin-Off. The Separation, the UPREIT Reorganization and the Spin-Off will only occur if the Merger is completed.

Q:	Do I need to do anything with my share certificates now?

A:	Parkway. No. You should not submit your share certificates at this time. After the Merger is completed, if you held certificates representing Parkway common stock immediately prior to the effective time of the Merger, American Stock Transfer & Trust Company, the exchange agent for Cousins (which we refer to as the “Exchange Agent”), will send you a letter of transmittal and instructions for exchanging your shares of Parkway common stock for the Merger consideration of 1.63 shares of Cousins common stock. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, a holder of shares of Parkway common stock will receive the Merger consideration of 1.63 shares of Cousins common stock.

Holders of shares of Parkway common stock in book-entry form immediately prior to the effective time of the Merger will not need to take any action to receive the Merger consideration of 1.63 shares of Cousins common stock. Holders of shares of Parkway limited voting stock in book-entry form immediately prior to the effective time of the Merger will not need to take any action to receive the Merger consideration of 1.63 shares of Cousins limited voting preferred stock.

Cousins. If you are a Cousins stockholder, you are not required to take any action with respect to your Cousins stock certificates. Such certificates will continue to represent shares of Cousins after the Merger.

Q:	Do I need identification to attend the Cousins or Parkway special meetings in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of Cousins common stock or Parkway common or limited voting stock. If your shares are held in street name or through a Cousins retirement plan, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned shares of Cousins common stock or Parkway common stock, as applicable, on the applicable record date.

Q:	Who can help answer my questions?

A:	Cousins stockholders or Parkway stockholders who have questions about the Merger or the other matters to be voted on at the special meetings or who desire additional copies of this joint proxy statement/prospectus or additional proxy or voting instruction cards should contact:

if you are a Cousins stockholder: Georgeson 1290 Avenue of the Americas, 9th Floor New York, New York 10104 Call Toll-Free: (800) 213-0473 Email: COUSINS@georgeson.com	if you are a Parkway stockholder: Alliance Advisors, LLC 200 Broadacres Drive, 3rd Floor Bloomfield, New Jersey 07003 Call Toll-Free: (855) 973-0096 Email: PKY@allianceadvisorsllc.com

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all of the information that is important to you. Cousins and Parkway urge you to read carefully this joint proxy statement/prospectus, including the attached annexes, and the other documents to which we have referred you because this section does not provide all of the information that might be important to you with respect to the Merger and the related matters being considered at the applicable special meeting. See also “Where You Can Find More Information.” We have included page references to direct you to a more complete description of the topics presented in this summary.

Information about the Companies

Cousins Properties Incorporated (See page 75)

Cousins, a Georgia corporation, is a self-administered and self-managed REIT for U.S. federal income tax purposes. As of the date of this joint proxy statement/prospectus, Cousins manages a 15.4 million square foot office and mixed-use portfolio and is consistently looking to execute attractive investment opportunities that create exceptional value for all of its stakeholders. Cousins primarily invests in Class A office towers and mixed-use developments in high-growth Sun Belt markets, including Atlanta, Georgia; Charlotte, North Carolina; and Austin, Dallas and Houston, Texas.

After the Merger and the Spin-Off, assuming certain asset sales are consummated in accordance with the Merger Agreement, Cousins’ portfolio is expected to encompass 41 high-quality properties comprising 18.4 million square feet of rentable space in Atlanta, Georgia; Austin, Texas; Charlotte, North Carolina; Phoenix, Arizona; and Orlando and Tampa, Florida. Cousins will operate in markets that are currently experiencing rent, employment and population growth ahead of the U.S. national average, and with low levels of new office space construction for such markets. Consistent with Cousins’ current strategy, Cousins expects to remain focused on maintaining its conservative, simple balance sheet.

The principal offices of Cousins are located at 191 Peachtree Street NE, Suite 500, Atlanta, Georgia 30303, and its telephone number is (404) 407-1000.

Cousins common stock is listed on the New York Stock Exchange (which we refer to as the “NYSE”), trading under the symbol “CUZ.”

Additional information about Cousins and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information.”

Cousins Properties LP (See page 75)

Cousins LP, a Delaware limited partnership, will function as the operating partnership of Cousins following consummation of the Merger and the UPREIT Reorganization. As the operating partnership of Cousins, Cousins LP will conduct substantially all of Cousins’ business, hold substantially all of Cousins’ consolidated assets and generate substantially all of Cousins’ revenues. At the effective time of the Merger, Cousins will hold the general partner interest in Cousins LP, as well as approximately 98% of the pro forma limited partnership interests of Cousins LP.

Clinic Sub Inc. (See page 75)

Clinic Sub Inc., a Maryland corporation, is a direct, wholly owned subsidiary of Cousins. Clinic Sub Inc. was formed by Cousins solely for the purpose of engaging in the transactions contemplated by the Merger

Agreement. Clinic Sub Inc. has not conducted any business activities, has no assets, liabilities or obligations and has conducted its operations solely as contemplated by the Merger Agreement. Its principal executive offices are located at c/o Cousins Properties Incorporated, 191 Peachtree Street NE, Suite 500, Atlanta, Georgia 30303, and its telephone number is (404) 407-1000.

Parkway Properties, Inc. (See page 76)

Parkway is a Maryland corporation that has elected to be taxed as a REIT under the Code. Parkway is a fully integrated, self-administered and self-managed REIT specializing in the acquisition, ownership, development and management of quality office properties in higher growth submarkets in the Sun Belt region of the United States. Parkway owned or had an interest in 34 office properties located in six states with an aggregate of approximately 14.0 million square feet of leasable space as of April 1, 2016. Fee-based real estate services are offered through wholly owned subsidiaries of Parkway (including Eola Office Partners, LLC), which in total managed and/or leased approximately 2.7 million square feet primarily for third-party owners as of April 1, 2016 (which we refer to as the “Third-Party Services Business”).

Parkway’s most significant asset is its ownership interest in Parkway LP, which, together with its subsidiaries, conducts substantially all of Parkway’s business, holds substantially all of Parkway’s consolidated assets and generates substantially all of Parkway’s revenues. Through a wholly owned subsidiary of Parkway, Parkway is the sole general partner of Parkway LP and, as of March 31, 2016, directly owned 111,602,419 common limited partnership units and indirectly owned 110,858 general partnership units, or approximately 95.9%, of the outstanding partnership interests of Parkway LP.

Parkway was incorporated in the state of Maryland in 1996, and Parkway LP was formed in the state of Delaware in 1997. Parkway’s principal executive offices are located at 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801, and its telephone number is (407) 650-0593.

Parkway common stock is listed on the NYSE, trading under the symbol “PKY.”

Shares of Parkway limited voting stock are not listed on any exchange.

Additional information about Parkway and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus and “Where You Can Find More Information.”

Parkway Properties LP (See page 76)

Parkway LP, a Delaware limited partnership, together with its subsidiaries, conducts substantially all of Parkway’s business, holds substantially all of Parkway’s consolidated assets and generates substantially all of Parkway’s revenues. Through a wholly owned subsidiary of Parkway, Parkway is the sole general partner of Parkway LP and, as of March 31, 2016, directly owned 111,602,419 common limited partnership units and indirectly owned 110,858 general partnership units, or approximately 95.9%, of the outstanding partnership interests of Parkway LP.

In connection with the Separation, the UPREIT Reorganization and the Spin-Off, the Parkway Partnership Agreement will be amended to, among other things, include provisions that are customary for UPREIT partnerships, and New Parkway LP will become the operating partnership of New Parkway. Following the Separation, the UPREIT Reorganization and the Spin-Off, the sole asset of Parkway LP will be an approximately 47.5% limited partner interest in New Parkway LP. For more information, see “The Merger—Agreements to be Entered into in Connection with the Merger, the Separation and the UPREIT Reorganization—Amendment to the Parkway Partnership Agreement” and “The Merger—The Separation and the UPREIT Reorganization.”

Parkway, Inc. (See page 76)

New Parkway, a Maryland corporation, is currently a wholly owned subsidiary of Parkway.

At the effective time of the Merger, New Parkway will be led by Mr. James R. Heistand, the chief executive officer of Parkway, and several members of the existing Parkway senior management team. Mr. James A. Thomas, the current chairman of the Parkway board of directors, will become chairman of the New Parkway board of directors at the effective time of the Merger.

Following the Separation, the UPREIT Reorganization and the Spin-Off, it is expected that New Parkway will commence operations with five Class A office assets encompassing 8.7 million rentable square feet in the Galleria, Greenway and Westchase submarkets of Houston, Texas. Through the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, New Parkway will also succeed to the Third-Party Services Business. At the effective time of the Spin-Off, New Parkway’s most significant asset will be its direct and indirect ownership of approximately 98% of the limited partnership interests of New Parkway LP, which, together with its subsidiaries, will conduct substantially all of New Parkway’s business, hold substantially all of New Parkway’s consolidated assets and generate substantially all of New Parkway’s revenues.

In connection with the Merger Agreement, Parkway and Parkway LP have entered into a debt commitment letter (which we refer to as the “Commitment Letter”) with Wells Fargo Bank, National Association, Wells Fargo Securities, LLC (which we refer to as “Wells Fargo Securities”), Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated (which we refer to as “BofA Merrill Lynch”) and JPMorgan Chase Bank, N.A. (which we refer to collectively as the “Lenders”) in which the Lenders have agreed, among other things, to provide to New Parkway LP (i) a senior secured loan facility in an aggregate principal amount of up to $350 million (which we refer to as the “New Parkway Term Loan”), and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $50 million, that may be increased to $100 million subject to the satisfaction of certain conditions (which we refer to as the “New Parkway Revolving Credit Facility,” and together with the New Parkway Term Loan, the “New Parkway Credit Facilities”). For more information, see “Information about the Companies.”

Parkway Operating Partnership LP (See page 77)

New Parkway LP, a Delaware limited partnership, will function as the operating partnership of New Parkway following consummation of the Separation, the UPREIT Reorganization and the Spin-Off. As the operating partnership of New Parkway, New Parkway LP will conduct substantially all of New Parkway’s business, hold substantially all of New Parkway’s consolidated assets and generate substantially all of New Parkway’s revenues. At the effective time of the Spin-Off, New Parkway will hold, directly and indirectly, approximately 98% of the partnership interests of New Parkway LP.

Risk Factors (See page 57)

Before voting at the Cousins special meeting or the Parkway special meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors” beginning on page 57, including the risks that:

•	the Merger is subject to a number of conditions, including the readiness of the Spin-Off and the effectiveness of the New Parkway Form 10, and may not be completed on the terms or timeline currently contemplated, or at all;

•	the exchange ratio is fixed and will not be adjusted in the event of any change in the stock prices of either Cousins or Parkway;

•	Cousins and Parkway may be unable to successfully integrate their businesses in order to realize the anticipated benefits of the Merger;

•	Cousins and Parkway stockholders will be diluted by the Merger;

•	Cousins and Parkway expect to incur substantial costs in connection with the Merger and the Spin-Off;

•	Cousins may incur adverse tax consequences if Cousins or Parkway has failed or fails to qualify as a REIT for U.S. federal income tax purposes;

•	the Spin-Off will be a taxable transaction for Cousins and its stockholders following the Merger; and

•	the Spin-Off of New Parkway may not deliver its intended results, due to a number of risks and uncertainties.

The Merger

The Merger Agreement (See page 151)

Cousins and Parkway have entered into the Merger Agreement attached as Annex A to this joint proxy statement/prospectus. The Cousins board of directors and the Parkway board of directors have both unanimously approved the combination of Cousins and Parkway and the Spin-Off of New Parkway. Cousins and Parkway encourage you to read the entire Merger Agreement carefully because it is the principal legal document governing the Merger.

Form of the Merger (See page 152)

Pursuant to the Merger Agreement, Parkway will merge with and into Merger Sub, with Merger Sub continuing its existence as a wholly owned subsidiary of Cousins.

We expect that the legacy stockholders of Cousins and the legacy common stockholders of Parkway will own approximately 53% and 47%, respectively, of the outstanding shares of Cousins common stock. Legacy holders of Parkway limited voting stock will own 100% of Cousins limited voting preferred stock.

Consideration to Common Stockholders in the Merger and the Spin-Off (See page 152)

Upon the terms of the Merger Agreement, upon consummation of the Merger, holders of Parkway common stock will have the right to receive 1.63 newly issued shares of Cousins common stock for each share of Parkway common stock they own immediately prior to the effective time of the Merger, with cash paid in lieu of fractional shares. The exchange ratio in the Merger is fixed and will not be adjusted for changes in the market value of Parkway common stock or Cousins common stock. Because of this, the implied value of the consideration to Parkway stockholders in the Merger will fluctuate between now and the completion of the Merger. Based on the closing price of Cousins common stock on the NYSE of $10.71 on April 28, 2016, the last trading day before public announcement of the Merger, the exchange ratio represented approximately $17.46 in Cousins common stock for each share of Parkway common stock. Based on the closing price of Cousins common stock on the NYSE of $11.00 on July 22, 2016, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio represented approximately $17.93 in Cousins common stock for each share of Parkway common stock. For more information, see “Comparative Stock Prices and Dividends.”

The following table presents trading information for Cousins common stock and Parkway common stock on April 28, 2016, the last trading day before public announcement of the Merger, and July 22, 2016, the latest practicable date before the date of this joint proxy statement/prospectus. Trading information for Parkway common stock adjusted by the exchange ratio of 1.63 is also provided for each of these dates.

	Cousins Common Stock (Close)	Parkway Common Stock (Close)	Parkway Common Stock (adjusted by exchange ratio) (Close)
April 28, 2016	$10.71	$15.45	$17.46
July 22, 2016	$11.00	$17.90	$17.93

The market prices of Cousins common stock and Parkway common stock fluctuate. As a result, we urge you to obtain current market quotations of Cousins common stock and Parkway common stock.

Treatment of Parkway Limited Voting Stock in the Merger (See page 152)

Prior to the effective time of the Merger, Cousins will adopt an amendment to the Cousins Articles in substantially the form of Exhibit E to the Merger Agreement, which amendment will become effective upon the effective time of the Merger and will authorize a class of Cousins limited voting preferred stock having rights, privileges, powers and preferences materially unchanged from the terms of the Parkway limited voting stock prior to the Merger. In connection with the Merger, each share of Parkway limited voting stock will be converted into 1.63 newly issued shares of Cousins limited voting preferred stock.

Treatment of Parkway Stock Options and Other Equity-Based Awards in the Merger (See page 152)

At the effective time of the Merger, upon the terms and subject to the conditions of the Merger Agreement, outstanding Parkway equity awards will be adjusted as follows:

•	Restricted Stock Units. Certain Parkway restricted stock unit (which we refer to as “RSU”) awards will be fully vested and converted into the right to receive a number of shares of Cousins common stock determined based on the exchange ratio. For purposes of such conversion, any performance conditions will be deemed to be satisfied at the maximum level. Certain other Parkway RSU awards will be converted into RSU awards in respect of a number of shares of Cousins common stock determined based on the exchange ratio, and will generally vest in four equal annual installments, commencing on the closing date and concluding on the third anniversary thereof.

•	Stock Options. Each outstanding Parkway stock option will be converted automatically into an option to purchase a number of shares of Cousins common stock determined based on the exchange ratio.

•	LTIP Units. Certain outstanding Parkway LP profits interest units (which we refer to as “LTIP Units”) will be converted into Cousins RSU awards on the terms described above for the modified RSU awards. Certain other LTIP Units will be fully vested and converted into common units of Parkway LP on a one-for-one basis, and for purposes of such conversion, any performance conditions will be deemed to be satisfied at the maximum level. Certain other LTIP Units are anticipated to be forfeited to the extent that the applicable performance conditions are not satisfied as of the effective time of the Merger.

Treatment of Cousins and Parkway Stock Options and Other Equity-Based Awards in the Spin-Off (See page 148)

Pursuant to the Merger Agreement, as of the effective time of the Spin-Off, outstanding Cousins equity awards are expected to be adjusted as follows:

•	Restricted Stock Units Held by Parkway Employees Transferring to New Parkway. For individuals who are employees of Parkway prior to the effective time of the Merger and who are transferring to New

Parkway, their Parkway RSU awards that converted into Cousins RSU awards under the Merger Agreement will be converted into, or exchanged for, RSUs of substantially equivalent value in respect of the common stock of New Parkway, with terms and conditions substantially similar to the terms applicable to the Parkway RSU awards prior to the effective time of the Merger.

•	Restricted Stock Units Held by Parkway Employees Not Transferring to New Parkway or Remaining with Cousins. For individuals who are employees of Parkway prior to the effective time of the Merger and who are not transferring to New Parkway but will not be offered employment with Cousins, their Parkway RSU awards that converted into Cousins RSU awards under the Merger Agreement will be fully vested upon the distribution and treated in the same manner as common stock held by Cousins stockholders generally.

•	Stock Options Held by Parkway Employees Transferring to New Parkway. For individuals who are employees of Parkway prior to the effective time of the Merger and who are transferring to New Parkway, their Parkway stock options that converted into Cousins stock options under the Merger Agreement will be converted into, or exchanged for, stock options of substantially equivalent value in respect of the common stock of New Parkway, with terms and conditions substantially similar to the terms applicable to the Parkway stock options prior to the effective time of the Merger.

•	Stock Options Held by Parkway Employees Not Transferring to New Parkway or Remaining with Cousins. For individuals who are employees of Parkway prior to the effective time of the Merger and who are not transferring to New Parkway but will not be offered employment with Cousins, their Parkway stock options that converted into Cousins stock options under the Merger Agreement will be fully vested upon the distribution and divided on a proportional basis into fully vested options in respect of Cousins common stock and fully vested options in respect of the common stock of New Parkway, which in each case will be exercisable for the remaining term of such stock option.

•	Equity Awards Held by Legacy Cousins Employees Remaining with Cousins. For individuals who are employees of Cousins prior to the effective time of the Merger and who will remain with Cousins following the distribution, their Cousins equity awards will remain fully denominated in respect of Cousins common stock, with the number of shares subject thereto adjusted in the distribution to preserve the value of the award.

Treatment of Parkway LP Units in the Merger and the Spin-Off (See page 152)

Each limited partner of Parkway LP will continue to be entitled, prior to the effective time of the Merger, to redeem or exchange its partnership interests (including LTIP Units) in Parkway LP for shares of Parkway common stock, which if so redeemed or exchanged prior to the effective time of the Merger, will in turn be converted in the Merger into the right to receive a number of newly issued shares of Cousins common stock equal to the exchange ratio, upon the terms and subject to the conditions of the Merger Agreement. Each limited partner of Parkway LP that does not elect to redeem or exchange its partnership interests for shares of Parkway common stock in connection with the Merger will retain its limited partnership interests in Parkway LP and receive pro rata limited partnership interests in Cousins LP in connection with the Separation, the UPREIT Reorganization and the Spin-Off.

Recommendations of the Cousins Board of Directors (See page 96)

After careful consideration, the Cousins board of directors, on April 28, 2016, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, the Separation, the UPREIT Reorganization, and the Spin-Off, and declared the Merger Agreement and such transactions (including the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal) to be advisable and in the best interest of Cousins and the stockholders of Cousins.

The Cousins board of directors unanimously recommends that holders of Cousins common stock vote “FOR” the Cousins Issuance Proposal, “FOR” the Cousins Articles Amendment Proposal and “FOR” the Cousins Adjournment Proposal.

For the factors considered by the Cousins board of directors in reaching its decision to approve the Merger Agreement and the recommendations of the Cousins board of directors, see “The Merger—Cousins’ Reasons for the Merger; Recommendations of the Cousins Board of Directors.”

Recommendation of the Parkway Board of Directors (See page 100)

After careful consideration, the Parkway board of directors, on April 28, 2016, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, the Separation, the UPREIT Reorganization, and the Spin-Off, and declared the Merger Agreement and such transactions to be advisable and in the best interest of Parkway and the stockholders of Parkway.

The Parkway board of directors unanimously recommends that the Parkway stockholders vote “FOR” the Parkway Merger Proposal, “FOR” the Parkway Compensation Proposal and “FOR” the Parkway Adjournment Proposal.

For the factors considered by the Parkway board of directors in reaching its decision to approve the Merger Agreement and the recommendations of the Parkway board of directors, see “The Merger—Parkway’s Reasons for the Merger; Recommendations of the Parkway Board of Directors.”

Opinion of Cousins’ Financial Advisor (See page 103)

Opinion of Goldman, Sachs & Co.

At a meeting of the Cousins board of directors held on April 28, 2016, Goldman, Sachs & Co. (which we refer to as “Goldman Sachs”), Cousins’ financial advisor, rendered to the Cousins board of directors its oral opinion, subsequently confirmed in a written opinion dated April 28, 2016, to the effect that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio of 1.63 shares of Cousins common stock to be issued for each share of Parkway common stock pursuant to the Merger Agreement was fair, from a financial point of view, to Cousins.

The full text of the written opinion of Goldman Sachs, dated April 28, 2016, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex B. The summary of the Goldman Sachs opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Cousins board of directors in connection with its consideration of the Merger, and the opinion does not constitute a recommendation as to how any holder of Cousins common stock should vote with respect to the Cousins Issuance Proposal, the Cousins Articles Amendment Proposal or any other matter.

For more information, see “The Merger—Opinion of Cousins’ Financial Advisor—Opinion of Goldman, Sachs & Co.” and Annex B.

Opinions of Parkway’s Financial Advisors (See page 112)

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Parkway has engaged BofA Merrill Lynch as a financial advisor in connection with the Merger. In connection with the Merger, BofA Merrill Lynch delivered a written opinion, dated April 28, 2016, to the

Parkway board of directors as to the fairness, from a financial point of view and as of such date, to the holders of Parkway common stock of the exchange ratio provided for in the Merger. The full text of BofA Merrill Lynch’s written opinion, dated April 28, 2016, is attached as Annex C to this joint proxy statement/prospectus and sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken by BofA Merrill Lynch in rendering its opinion. BofA Merrill Lynch delivered its opinion to the Parkway board of directors for the benefit and use of the Parkway board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the exchange ratio from a financial point of view. BofA Merrill Lynch’s opinion did not address any related transactions or other terms, aspects or implications of the Merger and no opinion or view was expressed as to the relative merits of the Merger or related transactions in comparison to other strategies or transactions that might be available to Parkway or in which Parkway might engage or as to the underlying business decision of Parkway to proceed with or effect the Merger or any related transactions. BofA Merrill Lynch also expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger, any related transactions or any other matter.

Opinion of Wells Fargo Securities, LLC

Parkway also engaged Wells Fargo Securities as a financial advisor in connection with the Merger. In connection with the Merger, Wells Fargo Securities rendered an opinion, dated April 28, 2016, to the Parkway board of directors as to the fairness, from a financial point of view and as of such date, to the holders of Parkway common stock of the exchange ratio provided for in the Merger. The full text of Wells Fargo Securities’ written opinion is attached as Annex D to this joint proxy statement/prospectus and is incorporated in this document by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in rendering its opinion. The opinion was addressed to the Parkway board of directors (in its capacity as such) for its information and use in connection with its evaluation of the exchange ratio from a financial point of view and did not address any related transactions or any other terms, aspects or implications of the Merger. Wells Fargo Securities’ opinion did not address the merits of the underlying decision by Parkway to enter into the Merger Agreement or the relative merits of the Merger or related transactions compared with other business strategies or transactions available or that have been or might be considered by Parkway or the Parkway board of directors or in which Parkway might engage. Wells Fargo Securities’ opinion does not constitute a recommendation to the Parkway board of directors or any other person or entity in respect of the Merger or any related transactions, including as to how any stockholder should vote or act in connection with the Merger, any related transactions or any other matters.

Interests of Cousins Directors and Executive Officers in the Merger (See page 139)

Pursuant to the Merger Agreement, at the effective time of the Merger, the Cousins board of directors will have nine members, including five directors, Mr. Taylor Glover, Mr. Larry Gellerstedt, Mr. Robert Chapman, Ms. Donna Hyland and Ms. Lillian Giornelli, designated by the Cousins board of directors prior to the effective time of the Merger, with Mr. Taylor Glover continuing as the chairman of the Cousins board of directors. In addition, at the effective time of the Merger, the New Parkway board of directors will have seven members, including three directors, Mr. R. Dary Stone, Mr. James H. Hance Jr. and Mr. Craig B. Jones, designated by the Cousins board of directors prior to the effective time of the Merger.

Pursuant to the Merger Agreement, at the effective time of the Merger, the senior leadership team of Cousins will include Mr. Larry Gellerstedt as president and chief executive officer, Mr. Gregg Adzema as executive vice president and chief financial officer, Mr. John McColl as executive vice president, Mr. Colin Connolly as executive vice president and chief operating officer, Ms. Pamela Roper as senior vice president, general counsel and corporate secretary and Mr. Jay Harris as senior vice president, chief accounting officer, treasurer and assistant corporate secretary. None of the senior leadership team of Cousins will hold positions with New Parkway following the Merger and the Spin-Off.

Interests of Parkway Directors and Executive Officers in the Merger (See page 139)

Pursuant to the Merger Agreement, at the effective time of the Merger, the Cousins board of directors will have nine members, including three directors, Ms. Brenda J. Mixson, Mr. Charles T. Cannada and Mr. Edward M. Casal, designated by the Parkway board of directors prior to the effective time of the Merger, and one director, Mr. Kelvin L. Davis, designated by TPG Pantera pursuant to the Cousins stockholders agreement (as hereinafter defined). For more information, see “The Merger—Agreements with the TPG Parties—Cousins Stockholders Agreement.” In addition, at the effective time of the Merger, the New Parkway board of directors will have seven members, including (i) two directors who were members of the Parkway board of directors as of April 28, 2016 (and not representatives of the TPG Parties), one of whom will be Mr. James A. Thomas, Parkway’s current chairman of the board, serving as chairman of the New Parkway board of directors, and the other of whom will be Mr. James R. Heistand, president and chief executive officer of New Parkway, and (ii) two directors, Mr. Avi Banyasz and Mr. Frank J. “Tripp” Johnson, designated by TPG Pantera pursuant to the New Parkway stockholders agreement (as hereinafter defined). For more information, see “The Merger—Agreements with the TPG Parties—New Parkway Stockholders Agreement.”

Parkway has entered into employment agreements with certain executive officers, pursuant to which such executive officers may become entitled to certain payments of benefits upon the consummation of a change in control and/or upon a related qualifying termination of employment. For more information, see “The Merger—Interests of Parkway Directors and Executive Officers in the Merger.”

In connection with the Merger, certain executive officers and directors of Parkway who own stock options, RSUs and LTIP Units of Parkway, in some cases, will have such securities converted into the right to receive options to purchase Cousins common stock, Cousins RSUs, Cousins common stock or common units of Parkway LP. For more information, see “The Merger—Interests of Parkway Directors and Executive Officers in the Merger—Treatment of Outstanding Equity Awards.”

None of the senior leadership team of New Parkway will hold positions with Cousins following the Merger and the Spin-Off.

In addition, concurrently with execution of the Merger Agreement, Parkway and Parkway LP entered into a letter agreement with Mr. Thomas and certain other unitholders of Parkway LP that are affiliated with Mr. Thomas (which we refer to as the “Thomas Investors”), pursuant to which Mr. Thomas will have certain interests in New Parkway that are different from, or in addition to, those of others stockholders, including with respect to certain governance rights, registration rights, and tax protection agreements. For more information, see “The Merger—Thomas Letter Agreement.”

Directors and Management Following the Merger (See page 147)

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, the Cousins board of directors will have nine members, with Mr. Taylor Glover continuing as the chairman of the Cousins board of directors. The Cousins board of directors at the effective time of the Merger will consist of five directors, Mr. Taylor Glover, Mr. Larry Gellerstedt, Mr. Robert Chapman, Ms. Donna Hyland and Ms. Lillian Giornelli, designated by the Cousins board of directors prior to the effective time of the Merger, three directors, Ms. Brenda J. Mixson, Mr. Charles T. Cannada and Mr. Edward M. Casal, designated by the Parkway board of directors prior to the effective time of the Merger and one director, Mr. Kelvin L. Davis, designated by TPG Pantera pursuant to the Cousins stockholders agreement (as hereinafter defined). For more information, see “The Merger—Agreements with the TPG Parties—Cousins Stockholders Agreement.”

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, the senior leadership team of Cousins will include Mr. Larry

Gellerstedt as president and chief executive officer, Mr. Gregg Adzema as executive vice president and chief financial officer, Mr. John McColl as executive vice president, Mr. Colin Connolly as executive vice president and chief operating officer, Ms. Pamela Roper as senior vice president, general counsel and corporate secretary and Mr. Jay Harris as senior vice president, chief accounting officer, treasurer and assistant corporate secretary. None of the senior leadership team of Cousins will hold positions with New Parkway following the Merger and the Spin-Off.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, the New Parkway board of directors will have seven members. The New Parkway board of directors at the effective time of the Merger will consist of three directors, Mr. R. Dary Stone, Mr. James H. Hance Jr. and Mr. Craig B. Jones, designated by the Cousins board of directors prior to the effective time of the Merger, two directors, Mr. James A. Thomas and Mr. James R. Heistand, designated by the Parkway board of directors prior to the effective time of the Merger and two directors, Mr. Avi Banyasz and Mr. Frank J. “Tripp” Johnson, designated by TPG Pantera pursuant to the New Parkway stockholders agreement (as hereinafter defined). For more information, see “The Merger—Agreements with the TPG Parties—New Parkway Stockholders Agreement.”

On June 29, 2016, with respect to the designation of Mr. Craig B. Jones, Cousins and Parkway agreed to waive a requirement in the Merger Agreement that each of the directors appointed by Cousins to the New Parkway board of directors must have been a member of the Cousins board of directors as of April 28, 2016.

At the effective time of the Merger, the senior leadership team of New Parkway will include Mr. James R. Heistand as chief executive officer and other senior management of Parkway in key executive roles. Mr. James A. Thomas, the current chairman of the Parkway board of directors, will be the chairman of the New Parkway board of directors at the effective time of the Merger.

None of the senior leadership team of New Parkway will hold positions with Cousins following the Merger and the Spin-Off.

For more information, see “The Merger—Directors and Management Following the Merger” and “The Merger—Agreements with the TPG Parties.”

The Separation (See page 163)

Immediately following the effective time of the Merger, Cousins will effect the Separation, a series of reorganization transactions, on the terms and subject to the conditions of the Merger Agreement, pursuant to which Cousins will separate the Houston Business and the Third-Party Services Business from the remainder of the combined businesses.

The UPREIT Reorganization (See page 163)

In connection with the Merger and the Separation, Cousins and Parkway will reorganize their combined businesses through the UPREIT Reorganization such that, after the completion of the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, both Cousins and New Parkway will operate as UPREITs. This means that substantially all of the properties of Cousins and Parkway will be held through an operating partnership of each company.

To that end, pursuant to the UPREIT Reorganization, Parkway has formed a new operating partnership, Cousins LP, through which Cousins will operate substantially all of its business after the effective time of the Merger.

Parkway currently operates as an UPREIT, through its operating partnership, Parkway LP. Pursuant to the UPREIT Reorganization, New Parkway LP will become the operating partnership of New Parkway, through which New Parkway will operate substantially all of its business after the effective time of the Spin-Off.

The Spin-Off (See page 166)

New Parkway’s charter will provide for three classes of stock: voting common stock, nonvoting preferred stock and limited voting stock. After the Separation and the UPREIT Reorganization, in the Spin-Off, Cousins will distribute (1) pro rata to its common stockholders, including legacy Cousins common stockholders and legacy Parkway common stockholders, all of the outstanding shares of common stock of New Parkway and (2) pro rata to its limited voting stockholders, which are composed of legacy Parkway limited voting stockholders, all of the outstanding shares of limited voting stock of New Parkway. The Spin-Off will occur on the first business day following the closing of the Merger. Cousins, or a subsidiary of Cousins, will retain all of the nonvoting preferred stock of New Parkway, upon the terms and subject to the conditions of the Merger Agreement. New Parkway is expected to have outstanding shares of preferred stock with a liquidation preference of $5 million, a fixed market-rate dividend and no voting rights, other than as required by law.

Cousins and Parkway will enter into all agreements necessary to effect the Spin-Off, including a Separation and Distribution Agreement (as hereinafter defined), in each case, on the terms and subject to the conditions of the Merger Agreement.

Continuing holders of shares of Cousins common stock will be entitled to receive one share of New Parkway common stock for each share of Cousins common stock held by such stockholder as of the close of business on the record date of the Spin-Off. Legacy holders of shares of Parkway common stock who, as of the close of business on the record date of the Spin-Off, continue to hold the Cousins shares they received in the Merger will be entitled to receive 1.63 shares of New Parkway common stock for each share of Parkway common stock held by such stockholders immediately prior to the effective time of the Merger. In addition, each limited partner of Parkway LP that does not redeem or exchange its partnership interests for shares of Parkway common stock in connection with the Merger will retain its limited partnership interests in Parkway LP and receive pro rata limited partnership interests in Cousins LP in connection with the Separation, the UPREIT Reorganization and the Spin-Off.

Legacy holders of shares of Parkway limited voting stock who, as of the close of business on the record date of the Spin-Off, continue to hold the Cousins shares they received in the Merger will be entitled to receive 1.63 shares of New Parkway limited voting stock for each share of Parkway limited voting stock held by such stockholders immediately prior to the effective time of the Merger. Under the articles of incorporation of New Parkway, the terms of the New Parkway limited voting stock will be substantially identical to the terms of the Cousins limited voting preferred stock, as set forth in Exhibit E to the Merger Agreement.

If necessary to comply with NYSE listing standards or otherwise, Cousins and Parkway may reduce the number of shares of New Parkway common stock and limited voting stock issued in the Spin-Off in respect of Cousins common stock and limited voting preferred stock through a change to the distribution ratio for the Spin-Off.

Upon completion of the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, we estimate that legacy Cousins common stockholders will own approximately 53% of the common stock of each of Cousins and New Parkway, and legacy Parkway stockholders will own approximately 47% of the common stock of each of Cousins and New Parkway. Legacy holders of Parkway limited voting stock will own 100% of each of the Cousins limited voting preferred stock and the New Parkway limited voting stock.

Accounting Treatment (See page 149)

Cousins and Parkway prepare their financial statements, respectively, in accordance with accounting principles generally accepted in the United States (which we refer to as “GAAP”). The Merger will be accounted for by applying the purchase method of accounting, with Cousins treated as the acquirer. For more information, see “The Merger—Accounting Treatment.”

Regulatory Approvals (See page 149)

In connection with the issuance of Cousins common stock in the Merger, pursuant to the Merger Agreement, as a condition to the closing of the Merger, Cousins must file a registration statement with the SEC under the Securities Act, of which this joint proxy statement/prospectus forms a part, that is declared effective by the SEC. As a condition to the closing of the Merger, New Parkway must file the New Parkway Form 10, and the New Parkway Form 10 must be declared effective by the SEC, with no stop order in effect with respect to the New Parkway Form 10 and no proceedings for such purpose pending or threatened by the SEC.

Closing; Effective Time of the Merger (See page 153)

Cousins and Parkway are working to complete the Merger and the Spin-Off in the fourth quarter of 2016. However, the Merger and the Spin-Off are subject to various conditions, and it is possible that factors outside the control of both companies could result in the Merger and the Spin-Off being completed at a later time, or not at all. There may be a substantial amount of time between the respective Cousins and Parkway special meetings and the completion of the Merger and the Spin-Off. Cousins and Parkway hope to complete the Merger and the Spin-Off as soon as reasonably practicable following the satisfaction of all applicable conditions. For more information, see “Risk Factors—Risks Relating to the Merger.”

The Merger is expressly conditioned on the readiness of the Spin-Off and the effectiveness of the New Parkway Form 10, on which securities to be distributed in the Spin-Off will be registered. This may further delay consummation of the Merger.

Cousins stockholders and Parkway stockholders are not being asked to take any action relating to the Separation, the UPREIT Reorganization or the Spin-Off.

Conditions to Completion of the Merger (See pages 173)

As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the completion of the Merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:

•	receipt of the requisite approvals of Cousins stockholders and Parkway stockholders;

•	the approval for listing on the NYSE of shares of Cousins common stock to be issued or reserved for issuance in connection with the Merger;

•	the SEC having declared effective the registration statement of which this joint proxy statement/prospectus forms a part;

•	the absence of an injunction or law prohibiting the Merger;

•	the Spin-Off being fully ready to be consummated contemporaneously with the closing of the Merger, including that the SEC shall have declared the New Parkway Form 10 effective and the Spin-Off will close on the business day following the closing of the Merger;

•	the correctness of all representations and warranties made by the parties in the Merger Agreement and performance by the parties of their obligations under the Merger Agreement (subject in most cases to materiality or material adverse effect qualifications), and receipt of an officer’s certificate from each party attesting thereto;

•	receipt by each of Cousins and Parkway of an opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the receipt by each of Cousins and Parkway of an opinion regarding such party’s qualification as a REIT.

We cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the completion of the Spin-Off depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:

•	the effectiveness of the New Parkway Form 10, with no stop order in effect with respect thereto, and no proceedings for such purpose pending before or threatened by the SEC;

•	the receipt by Cousins of solvency and surplus opinions;

•	the acceptance for listing on the NYSE of shares of New Parkway common stock to be issued or reserved for issuance in connection with the Spin-Off, subject to official notice of distribution;

•	the mailing of the information statement that is a part of the New Parkway Form 10;

•	the execution of all ancillary documents required by the Spin-Off;

•	the absence of injunction or law preventing consummation, or limiting the benefits, of the Spin-Off;

•	the consummation of the Merger, the Separation and the UPREIT Reorganization; and

•	the entering into by New Parkway LP, of its credit facility, pursuant to which New Parkway LP shall cause $200 million to be distributed to its partners, which funds will then be contributed to Cousins LP.

No Solicitation (See page 174)

Cousins and Parkway are subject to a customary “no-shop” provision that requires them to refrain from, and to cease discussions or solicitations with respect to, alternate transactions and subjects them to certain restrictions in considering and negotiating alternate transactions. If either of the parties receives a superior proposal (as hereinafter defined), the receiving party may provide nonpublic information to the proposing party and engage in discussions or negotiations with the party making such a proposal. Each party shall promptly notify the other party of any proposal for an alternative transaction within 24 hours and provide the other party with a copy of such proposal.

In response to a superior proposal, the board of directors of the party receiving such a proposal may change its recommendation with respect to such party’s stockholder vote, and such party may terminate the Merger Agreement in order to accept such proposal. Prior to effecting such change, the board of directors of the party receiving the superior proposal must provide the other party with notice, reasons for such action and five days of good-faith negotiations to counter such proposal.

Termination of the Merger Agreement (See page 177)

The Merger Agreement may be terminated prior to the effective time of the Merger, whether before or after the required approvals of the Cousins stockholders and Parkway stockholders are obtained:

•	by mutual written consent of Cousins and Parkway;

•	by either Cousins or Parkway, if the Merger is not consummated by December 31, 2016, which either party may extend to March 31, 2017 if the only closing condition not yet satisfied relates to the readiness of the Spin-Off;

•	by either Cousins or Parkway, if a court or other governmental entity issues a final and nonappealable order prohibiting the Merger;

•	by either Cousins or Parkway, if the required approvals of either the Cousins stockholders or the Parkway stockholders are not obtained;

•	by either Cousins or Parkway, if there is a breach of the representations or covenants of the other party that would result in the failure of the related closing condition to be satisfied, subject to a cure period;

•	by Cousins, if the Parkway board of directors changes its recommendation regarding approval of the Parkway Merger Proposal;

•	by Parkway, if the Cousins board of the directors changes its recommendation in favor of the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal;

•	by either Cousins or Parkway, to enter into a “superior proposal” (as hereinafter defined), subject to compliance with certain terms of the Merger Agreement; and

•	by either Cousins or Parkway upon a material breach of the other party’s nonsolicitation obligations under the Merger Agreement, subject to a five-day cure period.

Expenses and Termination Fees (See page 178)

Generally, all fees and expenses incurred in connection with the Merger and the transactions contemplated by the Merger Agreement will be paid by the party incurring those expenses. For more information, see “The Merger—The Merger Agreement—Fees and Expenses.” The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, each party may be obligated to pay the other party a termination fee of $65 million and either party may be obligated to reimburse $20 million of the expenses of the other party. For more information, see “The Merger—The Merger Agreement—Termination of the Merger Agreement.”

No Appraisal or Dissenters’ Rights (See page 151)

Under Maryland and Georgia law, the holders of Parkway common and limited voting stock and Cousins common stock, respectively, are not entitled to appraisal rights in connection with the Merger. For more information, see “The Merger—No Appraisal or Dissenters’ Rights.”

Agreements with the TPG Parties (See page 180)

Concurrently with the execution of the Merger Agreement, Cousins entered into a voting agreement with the TPG Parties, pursuant to which the TPG Parties agreed to vote all of their shares of Parkway common stock in favor of the Parkway Merger Proposal and the other actions contemplated by the Merger Agreement and against actions or agreements that would reasonably be expected to result in the failure of a closing condition set forth in the Merger Agreement, alternative acquisitions, any action that would reasonably be expected to materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Merger or would dilute in any material respect the benefit of such transactions to Cousins or its stockholders. As of April 28, 2016, the TPG Parties held 23,663,397 shares of Parkway common stock, or approximately 21.2% of the common stock issued and outstanding.

Concurrently with the execution of the Merger Agreement, Cousins entered into a stockholders agreement with the TPG Parties (which we refer to as the “Cousins stockholders agreement”) in order to establish various arrangements with respect to governance of Cousins after the effective time of the Merger and certain rights with respect to shares of Cousins common stock which will be beneficially owned by the TPG Parties following the effective time of the Merger. Effectiveness of the Cousins stockholders agreement is conditioned on the closing of the Merger.

Pursuant to the Cousins stockholders agreement, upon the terms and subject to the conditions thereof, TPG Pantera will have the right to nominate one director for inclusion on the Cousins board of directors and certain of its committees so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of outstanding shares of Cousins common stock. The agreement will also grant the TPG Parties certain registration rights, and will subject TPG Pantera and its affiliates (other than portfolio companies of TPG Pantera or its affiliates) and any non-private equity business of any of TPG Pantera’s affiliates to a standstill that will allow TPG Pantera or such affiliates to acquire up to 15% of the outstanding shares of Cousins common stock, subject to the terms and upon the conditions of the Cousins stockholders agreement.

In addition, in connection with the Merger Agreement, the Cousins board of directors granted to the TPG Parties an exemption from the ownership limit included in the Cousins Articles, establishing for the TPG Parties an aggregate substitute in lieu of the ownership limit to permit them to constructively and beneficially own (without duplication) (i) during the term of the standstill provided by the Cousins stockholders agreement, up to 15% of Cousins’ outstanding voting securities, subject to the terms and conditions thereof, and (ii) following the term of the standstill provided by the Cousins stockholders agreement, shares of Cousins common stock held by the TPG Parties at the expiration of the standstill, subject to the terms, conditions, limitations, reductions and terminations set forth in an executed investor representation letter to be entered into prior to the effective time of the Merger.

In addition, at the effective time of the Merger, New Parkway will enter into a stockholders agreement with the TPG Parties (which we refer to as the “New Parkway stockholders agreement”), pursuant to which TPG Pantera will have the right to nominate two directors to the New Parkway board of directors for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of New Parkway common stock (or up to three directors if they beneficially own at least 30% of New Parkway common stock) and one director to the New Parkway board of directors for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) own at least 2.5% of New Parkway common stock. The agreement will also grant the TPG Parties certain registration and preemptive rights.

For more information, see “The Merger—Agreements with the TPG Parties.”

Thomas Letter Agreement (See Page 183)

Concurrently with the execution of the Merger Agreement, Parkway and Parkway LP entered into the Thomas Letter Agreement with the chairman of the Parkway board of directors, Mr. James A. Thomas, and certain unitholders of Parkway LP who are affiliated with Mr. Thomas (together with Mr. Thomas, the “Thomas Parties”). The Thomas Letter Agreement supplements and amends an existing letter agreement among the parties relating to certain governance rights of Mr. Thomas, certain tax protection arrangements, and registration rights. The Thomas Letter Agreement will be binding on New Parkway and the successor to Parkway LP following the Merger and the Spin-Off, and, in general, will not be binding upon Cousins, Cousins LP or any of their subsidiaries.

Agreements to be Entered into in Connection with the Merger, the Separation and the UPREIT Reorganization (See page 184)

Prior to the effective time of the Merger, Parkway, as general partner of Cousins LP, and Parkway LP, as limited partner of Cousins LP, will execute the partnership agreement of Cousins LP which, immediately following the effective time of the Merger, will be amended and restated by Cousins as general partner and certain persons as limited partners. Cousins LP will function as the operating partnership of Cousins and will allow Cousins to operate as an UPREIT following the Merger and the UPREIT Reorganization.

In addition, immediately following the Spin-Off, New Parkway, as holder of the majority in interest of the limited partnership units of Parkway LP, and Parkway Properties General Partners, Inc., a Delaware corporation (which we refer to as “Parkway GP”), as general partner of Parkway LP, will enter into an amendment to the

Parkway Partnership Agreement. Parkway LP will hold, as its sole asset, an approximately 47.5% limited partner interest in New Parkway LP. New Parkway LP will function as the operating partnership of New Parkway and will allow New Parkway to operate as an UPREIT following consummation of the Merger, the Separation, the UPREIT Reorganization and the Spin-Off.

Material U.S. Federal Income Tax Consequences of the Merger (See page 196)

The Merger is intended to be non-taxable to stockholders, provided it qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. U.S. holders of Parkway common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the receipt of shares of Cousins common stock in exchange for Parkway common stock in the Merger, except with respect to any cash received in lieu of fractional shares of Cousins common stock. The obligations of Parkway and Cousins to complete the Merger are subject to, among other conditions described in this joint proxy statement/prospectus, the receipt by each of Parkway and Cousins of the opinion of its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

You should read “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of the U.S. federal income tax considerations relevant to the Merger. The tax consequences of the Merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the particular tax consequences of the Merger to you.

Material U.S. Federal Income Tax Consequences of the Spin-Off to U.S. Stockholders (See page 197)

While the Merger generally is not expected to result in the recognition of gain or loss for stockholders of either Parkway or Cousins, the distribution of shares of New Parkway common stock in the Spin-Off will be treated as a taxable distribution to Cousins stockholders for U.S. federal income tax purposes. An amount equal to the fair market value of the shares of New Parkway common stock received by Cousins stockholders in the Spin-Off will generally be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of Cousins (including gain recognized by Cousins in connection with the Separation and the Spin-off), with the excess treated first as a non-taxable return of capital to the extent of your tax basis in Cousins common stock and any remaining excess treated as capital gain.

The particular consequences of the Spin-Off to each Cousins stockholder depend on such holder’s particular facts and circumstances, and thus you are urged to consult your tax advisor to understand fully the consequences to you of the Spin-Off in your specific circumstances. For more information, see “Material U.S. Federal Income Tax Consequences of the Spin-Off to U.S. Stockholders.”

The Cousins Special Meeting (See page 199)

The Cousins special meeting will be held at 191 Peachtree Street NE, Suite 500, Atlanta Georgia 30303, at 2:00 PM EDT, on August 23, 2016. You may vote at the Cousins special meeting if you owned shares of Cousins common stock at the close of business on July 15, 2016, the record date for the Cousins special meeting. On that date, there were 220,498,824 shares of Cousins common stock outstanding and entitled to vote. You may cast one vote for each share of Cousins common stock that you owned on that date.

At the Cousins special meeting, Cousins stockholders will be asked to consider and vote upon:

•	the Cousins Issuance Proposal;

•	the Cousins Articles Amendment Proposal; and

•	the Cousins Adjournment Proposal.

The approval of the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal is a condition to the completion of the Merger.

The Cousins Issuance Proposal requires approval by the affirmative vote of the majority of the votes cast by Cousins common stockholders, assuming a quorum is present. The Cousins Articles Amendment Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding shares of Cousins common stock, assuming a quorum is present. The Cousins Adjournment Proposal requires approval by the affirmative vote of holders of a majority of the Cousins common stock represented, in person or by proxy, at the Cousins special meeting and entitled to vote on the proposal, whether or not a quorum is present.

On the record date, approximately 3.17% of the outstanding shares of Cousins common stock was held by Cousins directors and executive officers and their affiliates. Cousins currently expects that the Cousins directors and executive officers will vote their shares in favor of the Cousins Issuance Proposal, the Cousins Articles Amendment Proposal and the Cousins Adjournment Proposal, although none has entered into any agreements obligating them to do so.

The Cousins board of directors unanimously recommends that Cousins stockholders vote “FOR” all of the proposals set forth above. For more information, see “The Cousins Special Meeting.”

Cousins stockholders do not need to take any action at the Cousins special meeting relating to the Separation, the UPREIT Reorganization or the Spin-Off. The Separation, the UPREIT Reorganization and the Spin-Off will only occur if the Merger is completed.

The Parkway Special Meeting (See page 206)

The Parkway special meeting will be held at 3344 Peachtree Road NE, Atlanta, Georgia 30326, at 2:00 PM EDT on August 23, 2016. You may vote at the Parkway special meeting if you owned Parkway common or limited voting stock at the close of business on July 15, 2016, the record date for the Parkway special meeting. On that date, there were 111,768,031 shares of Parkway common stock outstanding and entitled to vote and 4,213,104 shares of Parkway limited voting stock outstanding and entitled to vote. Each share of Parkway common stock is entitled to cast one vote on all matters that come before the Parkway special meeting. Each share of Parkway limited voting stock is entitled to cast one vote on the Parkway Merger Proposal only and shall vote as a single class with the holders of Parkway common stock on such proposal.

At the Parkway special meeting, stockholders of Parkway will be asked to consider and vote upon:

•	the Parkway Merger Proposal;

•	the Parkway Compensation Proposal; and

•	the Parkway Adjournment Proposal.

The approval of the Parkway Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Parkway common and limited voting stock, voting together as a single class. The approval of the Parkway Compensation Proposal requires the affirmative vote of the holders of a majority of the votes cast by holders of Parkway common stock, assuming a quorum is present. The Parkway Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast by holders of Parkway common stock, assuming a quorum is present. If a quorum is not present, the holders of a majority of Parkway common stock present in person or by proxy at the Parkway special meeting may adjourn the meeting.

On the record date, approximately 7.9% of the outstanding shares of Parkway common stock was held by Parkway directors and executive officers and their affiliates. On the record date, 100% of the outstanding shares of Parkway limited voting stock were held by a director of Parkway and his affiliates. Parkway currently expects that the directors and executive officers of Parkway will vote their shares in favor of the Parkway Merger Proposal, the Parkway Compensation Proposal and the Parkway Adjournment Proposal, although none has entered into any agreements obligating them to do so. In addition, the TPG Parties, who currently have the right to designate up to four directors on the Parkway board of directors, have entered into a voting agreement with Cousins pursuant to which they have agreed to vote all of their shares of Parkway common stock in favor of the Parkway Merger Proposal. For more information, see “The Merger—Agreements with the TPG Parties—Voting Agreement.”

The Parkway board of directors unanimously recommends that Parkway stockholders vote “FOR” all of the proposals set forth above. For more information, see “The Parkway Special Meeting.”

Parkway stockholders do not need to take any action at the Parkway special meeting relating to the Separation, the UPREIT Reorganization or the Spin-Off. The Separation, the UPREIT Reorganization and the Spin-Off will only occur if the Merger is completed.

Business and Properties—New Parkway (See page 274)

General (See page 274)

New Parkway will be a self-managed office REIT, engaged in the ownership, acquisition, development and leasing of Class A office properties focused on attractive Houston, Texas submarkets. Upon completion of the Separation, its portfolio will consist of five Class A assets comprising 19 buildings and totaling approximately 8.7 million rentable square feet in the Greenway, Galleria and Westchase submarkets of Houston, providing geographic focus and significant operational scale and efficiencies. New Parkway believes that the creation of a geographically focused REIT with a strong balance sheet and targeted internal value-creation opportunities will generate attractive risk-adjusted returns for its stockholders while providing a platform for external growth opportunities over the longer term.

New Parkway’s mission will be to own and operate high-quality office properties located in attractive submarkets in Houston, with a primary focus on unlocking value within its existing portfolio through implementing active and creative leasing strategies, leveraging its scale to increase pricing power in lease and vendor negotiations and targeting redevelopment and asset repositioning opportunities. New Parkway expects to maintain a conservative balance sheet with low leverage and ample liquidity, which New Parkway expects will allow it to access multiple sources of capital. New Parkway believes that this strategy will support both its internal growth initiatives and its patient and disciplined approach to pursuing new investment opportunities at the appropriate times. New Parkway believes this strategy, combined with its highly experienced management team that has a successful history of operating a publicly traded REIT, significant expertise in the Houston, Texas office sector and extensive relationships with industry participants, positions it for long-term external and internal growth.

Competitive Strengths (See page 274)

Accomplished management team with a demonstrated track record of acquiring, operating and repositioning assets and managing a public office REIT. New Parkway’s management team, led by Mr. James R. Heistand, will have extensive experience in the office real estate industry, including in the operations, leasing, acquisition and disposition of office assets through all stages of the real estate cycle, and will have a proven track record of executing business strategies and delivering strong results for stockholders. Since joining Parkway in the fourth quarter of 2011 through March 31, 2016, this management team has acquired $3.9 billion of high-quality, Class A office assets and disposed of approximately $2.6 billion of non-core assets resulting in approximately $290.0 million of net gains. During this time, this management team also realized significant portfolio-wide operational improvements as evidenced by a 45.8% increase in average in-place rents and an increase in the leased percentage of the portfolio from 84.9% to 90.8%.

Houston focus with local and regional expertise. New Parkway will focus on owning and operating office properties in Houston, Texas, which is a region New Parkway believes is well-positioned for economic recovery. New Parkway believes its position as a “pure-play” Houston real estate company allows it to have a targeted focus on property performance that otherwise could be diluted in a company with more geographically diverse holdings. Additionally, New Parkway’s management and property-level teams have in-depth knowledge of the Houston real estate market and an extensive network of long-standing relationships with leading local and regional industry participants that New Parkway believes will drive its ability to identify and capitalize on internal and external value-creation opportunities and attractive acquisition opportunities as well as identify opportunities with potential joint venture partners, as such opportunities arise from time to time, which may include preliminary conceptual discussions prior to the closing of the Merger.

High-quality portfolio of Class-A office assets concentrated in desirable, resilient Houston submarkets. New Parkway will own five Class A assets comprising 19 buildings and totaling approximately 8.7 million square feet in the Greenway, Galleria and Westchase submarkets, which are among the most desirable submarkets in Houston. New Parkway expects to be the largest landlord in each of these submarkets, owning 72% of the Class A office inventory in Greenway, 18% in Galleria, and 17% in Westchase based on square footage as of March 31, 2016.

High-quality, creditworthy customer base with limited near-term lease maturities. New Parkway’s diversified customer base will generally consist of high-quality and creditworthy customers. As of March 31, 2016, nearly 50% of New Parkway’s customers based on annual base rent had investment grade credit ratings from major credit rating agencies. Further, with a weighted average remaining lease term of approximately six years as of March 31, 2016, New Parkway’s portfolio will have limited near-term lease maturities, which New Parkway believes will provide stable cash flows with minimal decline in contractual revenue over the next several years.

Flexible and conservative capital structure. New Parkway believes its flexible and conservative capital structure will provide it with an advantage over many of its private and public competitors. Upon completion of the Distribution, New Parkway will have limited near-term debt maturities, approximately $150 million in cash and cash equivalents and $50 million of additional liquidity, all of which will provide financial flexibility, support ongoing capital improvement needs and reinforce its business and growth strategies of unlocking the value in its portfolio through leasing and asset repositioning.

Business and Growth Strategies (see page 276)

Maximize cash flow growth and value through proactive asset management and leasing. New Parkway believes it is well-positioned to drive growth in cash flow and maximize the value of its portfolio with proactive, creative and aggressive leasing and asset management. New Parkway believes that it will be able to leverage its broad existing customer relationships, leading market position and deep financial flexibility to attract new, high-quality customers, increase occupancy over the long-term and maximize customer retention rates at its properties.

Focus on unlocking value through repositioning and redeveloping existing properties. New Parkway expects that its management team will devote attention to internal value-creating investment opportunities that are intended to generate attractive growth in revenues and cash flow, enhancing the value of its portfolio. Specifically, New Parkway expects to leverage its real estate expertise to reposition and redevelop its existing properties, as well as properties that New Parkway may acquire in the future, with the objective of increasing occupancy, rental rates and risk-adjusted returns on its invested capital.

Maintain a conservative, flexible balance sheet with adequate liquidity to fund near-term growth opportunities. New Parkway will maintain a conservative capital structure that will provide resources and flexibility to position it for both internal and external growth. New Parkway will focus on maintaining sufficient liquidity with minimal short-term debt maturities, allowing it to pursue value enhancement strategies within its portfolio and to support acquisition activities as they may arise from time to time. Initially, New Parkway expects to maintain a mix of property-level secured indebtedness as well as corporate debt secured by a pool of assets.

Pursue acquisitions with a patient, prudent approach. While New Parkway’s initial focus will be to unlock internal embedded growth in its existing portfolio, New Parkway intends to take advantage of current and future market dislocation in Houston to capitalize on emerging acquisition opportunities within New Parkway’s current submarkets as well as other Houston submarkets, if such assets meet its investment criteria.

New Parkway’s Portfolio (see page 277)

New Parkway’s portfolio will consist of five Class A office assets located in the Galleria, Greenway and Westchase submarkets in Houston, Texas, comprising 19 buildings and totaling approximately 8.7 million square feet. As of March 31, 2016, its portfolio had an occupancy rate of 86.0%.

The following table sets forth the occupancy rates by property for New Parkway’s portfolio as of March 31, 2016:

Office Property	Ownership Interest	Total Rentable Square Feet (in thousands)	Occupancy %	Weighted Average Rental Rate per Rentable Square Foot	% of Leases Expiring in 2016(1)	Year Built
Phoenix Tower	100%	630	82.1%	$17.68	4.1%	1984
CityWestPlace	100%	1,472	77.0%	22.60	5.1%	1993-2001
San Felipe Plaza	100%	980	84.7%	21.60	6.4%	1984
Greenway Plaza	100%	4,348	87.3%	16.07	3.8%	1969-1981
Post Oak Central	100%	1,280	95.0%	18.43	2.6%	1974-1980

		8,710	86.0%	$18.17	4.1%

(1)	The percentage of leases expiring in 2016 represents the ratio of square feet under leases expiring in 2016 divided by total rentable square feet.

Top 20 Customers (see page 277)

As of March 31, 2016, New Parkway’s top 20 customers (identified by industry) based on annualized rent are as follows:

Customer (identified by industry)	Expiration Date	Occupied Square Footage (in thousands)	Annualized Rental Revenue (in thousands)(1)	Percentage of Total Annualized Rental Revenue
Energy	2026	961	$14,004	10.3%
Energy	2016, 2032	582	13,994	10.3%
Energy	2019	524	9,328	6.9%
Financial Services	2023	391	6,525	4.8%
Energy	2023	176	4,378	3.2%
Financial Services	2016, 2019	219	3,926	2.9%
Technology	2026	216	3,525	2.6%
Energy	2023	250	3,312	2.4%
Energy	2017, 2025	167	3,251	2.4%
Energy	2023	199	3,006	2.2%
Energy	2018	130	2,171	1.6%
Energy	2020	135	2,094	1.5%
Financial Services	2021	92	1,888	1.4%
Real Estate	2025	87	1,713	1.3%
Energy	2018, 2021	87	1,513	1.1%
Energy	2016, 2022	83	1,397	1.0%
Energy	2017	76	1,289	0.9%
Energy	2020	71	1,270	0.9%
Financial Services	2016, 2017	84	1,267	0.9%
Energy	2024	99	1,188	0.9%

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

Rights of Parkway Stockholders Will Change as a Result of the Merger (See page 289)

Parkway stockholders will have different rights once they become stockholders of Cousins, due to differences between the governing documents of Cousins and Parkway. These differences are described in detail under “Comparison of Rights of Cousins Stockholders and Parkway Stockholders.”

In addition, in connection with the Spin-Off, New Parkway stockholders will have different rights under New Parkway’s articles of incorporation and bylaws once they become stockholders of New Parkway.

SELECTED HISTORICAL FINANCIAL DATA—COUSINS

The following tables set forth selected consolidated financial information for Cousins as of and for each of the five years ended December 31, 2015, 2014, 2013, 2012 and 2011 and as of and for each of the three months ended March 31, 2016 and 2015. All references to “fiscal years,” unless otherwise noted, refer to the twelve-month fiscal year.

The selected consolidated financial information for Cousins as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 was derived from the audited consolidated financial statements of Cousins contained in Cousins’ Annual Report on Form 10-K filed with the SEC on February 10, 2016, which is incorporated by reference into this joint proxy statement/prospectus. The summary consolidated financial data as of December 31, 2013, 2012 and 2011, and for the years ended December 31, 2012 and 2011, were derived from Cousins’ audited consolidated financial statements not included or incorporated by reference into this joint proxy statement/prospectus.

The selected historical financial information as of March 31, 2016 and for each of the three-month periods ended March 31, 2016 and March 31, 2015 was derived from Cousins’ unaudited consolidated financial statements as of and for the quarter ended March 31, 2016 contained in Cousins’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 4, 2016, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical financial information as of March 31, 2015 was derived from unaudited consolidated financial statements not included or incorporated by reference into this joint proxy statement/prospectus.

The following information should be read together with the consolidated financial statements of Cousins, the notes related thereto and the related reports of management on the financial condition and performance of Cousins, all of which are contained in the reports of Cousins filed with the SEC and incorporated herein by reference. For more information, see “Where You Can Find More Information.”

	Three Months Ended March 31,		For the Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except per share amounts)
Rental property revenues	$88,476	$90,033	$373,068	$343,910	$194,420	$114,208	$94,704
Fee income	2,199	1,816	7,297	12,519	10,891	17,797	13,821
Other	576	127	1,278	4,954	5,430	4,841	9,600

Total revenues	91,251	91,976	381,643	361,383	210,741	136,846	118,125

Rental property operating expenses	35,609	37,954	156,157	155,934	90,498	50,329	40,817
Reimbursed expenses	870	1,111	3,430	3,652	5,215	7,063	6,208
General and administrative expenses	8,492	3,595	17,099	19,969	22,460	23,208	24,166
Interest expense	7,414	7,677	30,723	29,110	21,709	23,933	26,677
Depreciation and amortization	31,969	36,147	135,416	140,018	76,277	39,424	30,666
Impairment losses	—	—	—	—	—	488	96,818
Other	125	440	1,299	4,674	11,177	7,922	9,951

Total expenses	84,479	86,924	344,124	353,357	227,336	152,367	235,303

	Three Months Ended March 31,			For the Years Ended December 31,
	2016	2015		2015		2014	2013	2012	2011
	(in thousands, except per share amounts)
Loss on extinguishment of debt and interest rate swaps	—	—		—		—	—	(94)	—
Benefit (provision) for income taxes from operations	—	—		—		20	23	(91)	186
Income (loss) from unconsolidated joint ventures	1,834	1,611		8,302		11,268	67,325	39,258	(18,299)
Gain on sale of investment properties	14,190	1,105		80,394		12,536	61,288	4,053	3,494

Income (loss) from continuing operations	22,796	7,768		126,215		31,850	112,041	27,605	(131,797)
Income (loss) from discontinued operations	—	(565)		(586)		21,158	14,788	20,314	8,330

Net income (loss)	22,796	7,203		125,629		53,008	126,829	47,919	(123,467)
Net income attributable to noncontrolling interests	—	—		(111)		(1,004)	(5,068)	(2,191)	(4,958)
Preferred share original issuance costs	—	—		—		(3,530)	(2,656)	—	—
Preferred dividends	—	—		—		(2,955)	(10,008)	(12,907)	(12,907)

Net income (loss) available to common stockholders	$22,796	$7,203		$125,518		$45,519	$109,097	$32,821	$(141,332)

Net income (loss) from continuing operations attributable to controlling interest per common share—basic and diluted	$0.11	$0.04		$0.58		$0.12	$0.66	$0.12	$(1.44)

Net income (loss) per common share—basic and diluted	$0.11	$0.03		$0.58		$0.22	$0.76	$0.32	$(1.36)

Dividends declared per common share	$0.08	$0.08		$0.32		$0.30	$0.18	$0.18	$0.18

Total assets (2)	$2,610,408	$2,681,758	(1)	$2,595,320	(1)	$2,664,295 (1)	$2,270,493 (1)	$1,122,701 (1)	$1,234,395 (1)
Notes payable (2)	$767,811	$845,045	(1)	$718,810	(1)	$789,309 (1)	$627,381 (1)	$423,869 (1)	$538,302 (1)
Total liabilities (2)	$934,124	$1,021,726		$914,388		$993,872	$814,234	$481,289	$595,377
Stockholders’ investment (2)	$1,675,526	$1,662,935		$1,683,415		$1,673,458	$1,457,401	$620,342	$603,692
Total Equity (2)	$1,676,284	$1,662,935		$1,683,415		$1,673,458	$1,458,972	$642,953	$637,395
Common shares outstanding (2)	210,107	216,602		211,513		216,513	189,666	104,090	103,702

(1)	In the first quarter of 2016, Cousins adopted Accounting Standards Update 2015-03, “Simplifying the Presentation of Debt Costs,” and, accordingly, began recording deferred financing costs related to its mortgage notes payable as a reduction to the carrying amount of its notes payable on its consolidated balance sheet. Amounts included in this table for total assets and notes payable for periods prior to 2016 have been adjusted from amounts previously reported, to reflect the retrospective adoption of the new standard.
(2)	As of the end of the period presented.

SELECTED HISTORICAL FINANCIAL DATA—PARKWAY

The following tables set forth selected consolidated financial information for Parkway as of and for each of the five years ended December 31, 2015, 2014, 2013, 2012 and 2011 and as of and for each of the three months ended March 31, 2016 and March 31, 2015. All references to “fiscal years,” unless otherwise noted, refer to the twelve-month fiscal year.

The selected consolidated financial information for Parkway as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 was derived from the consolidated financial statements of Parkway, contained in Parkway’s Annual Report on Form 10-K filed with the SEC on February 25, 2016, which is incorporated by reference into this joint proxy statement/prospectus. The summary consolidated financial data as of December 31, 2013, 2012 and 2011, and for the years ended December 31, 2012 and 2011, were derived from Parkway’s audited consolidated financial statements not included or incorporated by reference into this joint proxy statement/prospectus.

The selected historical financial information as of March 31, 2016 and for each of the three-month periods ended March 31, 2016 and March 31, 2015 was derived from Parkway’s unaudited consolidated financial statements as of and for the quarter ended March 31, 2016, contained in Parkway’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 5, 2016, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical financial information as of March 31, 2015 was derived from unaudited consolidated financial statements not included or incorporated by reference into this joint proxy statement/prospectus.

The following information should be read together with the consolidated financial statements of Parkway, the notes related thereto, and the related reports of management on the financial condition and performance of Parkway, all of which are contained in the reports of Parkway filed with the SEC and incorporated herein by reference. For more information, see “Where You Can Find More Information.”

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Operating Data:
Revenues:
Income from office properties	$109,628	$116,915	$452,597	$418,007	$273,434	$190,718	$130,401
Management company income	1,436	2,765	10,321	22,140	18,145	19,778	16,896
Sale of condominium units	—	4	11,065	16,554	—	—	—

Total revenues	111,064	119,684	473,983	456,701	291,579	210,496	147,297
Expenses and other
Property operating expenses	42,933	44,994	173,241	168,071	108,867	76,835	55,247
Management company expenses	674	2,720	9,935	20,280	19,399	17,237	13,337
Cost of sales—condominium units	—	202	11,120	13,199	15	—	—
Depreciation and amortization	41,940	49,136	190,387	182,955	118,031	74,626	49,119
Impairment loss on real estate	—	1,000	5,400	11,700	—	5,700	6,420
Impairment loss on management contracts and goodwill	—	—	—	4,750	—	41,967	—
Impairment loss on mortgage loan receivable	—	—	—	—	—	—	9,235
Change in fair value of contingent consideration	—	—	—	—	—	216	(13,000)
General and administrative	6,999	8,884	31,194	32,660	25,653	16,420	18,805
Acquisition costs	—	471	2,074	3,463	13,126	2,791	17,219

Total expenses and other	$92,546	$107,407	$423,351	$437,078	$285,091	$235,792	$156,382

Operating income (loss)	$18,518	$12,277	$50,632	$19,623	$6,488	$(25,296)	$(9,085)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Other income and expenses:
Interest and other income	244	170	903	1,452	2,236	272	938
Equity in earnings (losses) of unconsolidated joint ventures	249	162	2,204	(967)	178	—	57
Gain on sale of in-substance real estate	—	—	—	6,289	—	—
Net gains on sale of real estate	63,020	14,316	110,732	76,378	—	48	743
Gain on sale of unconsolidated property	—	—	9,698	—	—	—	—
Recovery of loss on mortgage loan receivable	—	—	—	—	—	500	—
Gain (Loss) on extinguishment of debt	—	79	(6,062)	(2,405)	—	—
Interest expense	(16,915)	(19,198)	(71,481)	(66,095)	(45,622)	(34,352)	(29,929)

Income (loss) before income taxes	65,116	7,806	96,626	34,275	(36,720)	(58,828)	(37,276)
Income tax benefit (expense)	(575)	(192)	(1,903)	(139)	1,405	(261)	(56)

Income (loss) from continuing operations	64,541	7,614	94,723	34,136	(35,315)	(59,089)	(37,332)
Discontinued operations:
Income (loss) from discontinued operations	—	—	—	(391)	(9,215)	3,170	(192,496)
Gain on sale of real estate from discontinued operations	—	—	—	10,463	32,493	12,938	17,825

Total discontinued operations (2)	—	—	—	10,072	23,278	16,108	(174,671)

Net income (loss)	64,541	7,614	94,723	44,208	(12,037)	(42,981)	(212,003)
Net (income) loss attributable to noncontrolling interests—real estate partnerships	(493)	9	(24,441)	824	(7,904)	3,317	85,105
Net (income) loss attributable to noncontrolling interests—unit holders	(2,655)	(348)	(2,947)	(2,089)	291	269	(5)

Net income (loss) for Parkway Properties, Inc.	61,393	7,275	67,335	42,943	(19,650)	(39,395)	(126,903)
Dividends on preferred stock	—	—	—	—	(3,433)	(10,843)	(10,052)
Dividends on convertible preferred stock	—	—	—	—	—	(1,011)	—
Dividends on preferred stock redemption	—	—	—	—	(6,604)	—	—

Net income (loss) attributable to common stockholders	$61,393	$7,275	$67,335	$42,943	$(29,687)	$(51,249)	$(136,955)

Amounts attributable to common stockholders:
Income (loss) from continuing operations	$61,393	$7,275	$67,335	$33,223	$(39,522)	$(62,537)	$(38,502)
Discontinued operations	—	—	—	9,720	9,835	11,288	(98,453)

Net income (loss) attributable to common stockholders	$61,393	$7,275	$67,335	$42,943	$(29,687)	$(51,249)	$(136,955)

Net income (loss) per common share attributable to Parkway Properties, Inc.
Basic:
Income (loss) from continuing operations attributable to Parkway Properties, Inc.	$0.55	$0.07	$0.60	$0.33	$(0.60)	$(1.98)	$(1.79)
Discontinued operations	—	—	—	0.09	0.15	0.36	(4.58)

Net income (loss) attributable to Parkway Properties, Inc.	$0.55	$0.07	$0.60	$0.42	$(0.45)	$(1.62)	$(6.37)

Diluted:
Income (loss) from continuing operations attributable to Parkway Properties, Inc.	$0.55	$0.07	$0.60	$0.33	$(0.60)	$(1.98)	$(1.79)
Discontinued operations	—	—	—	0.09	0.15	0.36	(4.58)

Net income (loss) attributable to Parkway Properties, Inc.	$0.55	$0.07	$0.60	$0.42	$(0.45)	$(1.62)	$(6.37)

Dividends per common share	$0.1875	$0.1875	$0.75	$0.75	$0.6375	$0.375	$0.30

Weighted average shares outstanding:
Basic	111,658	111,216	111,490	101,913	66,336	31,542	21,497

Diluted	116,687	116,531	116,691	107,319	66,336	31,542	21,497

Balance Sheet Data:

	As of 3/31/16	As of 3/31/15		As of 12/31/15		As of 12/31/14		As of 12/31/13		As of 12/31/12		As of 12/31/11
	(in thousands)
Total real estate related investments, net	$2,890,321	$3,100,478		$3,023,249		$3,024,271		$2,316,795		$1,562,717		$921,937
Total assets	3,627,616	3,745,876	(1)	3,609,281	(1)	3,694,529	(1)	2,917,877	(1)	1,899,428	(1)	1,631,151	(1)
Notes payable to banks	543,196	585,772	(1)	542,880	(1)	475,283	(1)	299,435	(1)	258,570	(1)	130,526	(1)
Mortgage notes payable	1,234,599	1,295,379	(1)	1,235,502	(1)	1,335,482	(1)	1,093,435	(1)	602,136	(1)	494,647	(1)
Total liabilities	1,951,608	2,086,528		1,973,070		2,015,213		1,582,356		943,422		1,001,114
Preferred stock	—	—		—		—		—		128,942		128,942
Noncontrolling interests	249,547	275,629		247,512		286,543		318,921		261,992		258,428
Total Parkway Properties, Inc. stockholders’ equity	1,426,461	1,383,719		1,388,699		1,392,773		1,016,600		694,014		371,609

(1)	In the first quarter of 2016, Parkway adopted Accounting Standards Update 2015-03, “Simplifying the Presentation of Debt Costs,” and, accordingly, began recording, deferred financing costs related to its mortgage notes payable and notes payable to banks as a reduction to the carrying amount on its consolidated balance sheet. Amounts included in this table for total assets, mortgage notes payable, and notes payables to banks for periods prior to 2016 have been adjusted from amounts previously reported, to reflect the retrospective adoption of the new standard.
(2)	Parkway adopted of ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” effective January 1, 2014.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA—PARKWAY HOUSTON

The following tables set forth the summary historical combined financial data of the portion of the Houston Business currently owned by Parkway, the Third-Party Services Business, and certain other assets owned by subsidiaries of Parkway (which we refer to, collectively, as “Parkway Houston”), which was carved out from the financial information of Parkway. The summary historical financial data set forth below as of December 31, 2015, 2014 and 2013, and for the years ended December 2015, 2014 and 2013 has been derived from Parkway Houston’s audited combined financial statements, which are included elsewhere in this joint proxy statement/prospectus. The income statement data for the three months ended March 31, 2016 and 2015 and the balance sheet data as of March 31, 2016 have been derived from Parkway Houston’s unaudited interim combined financial statements included elsewhere in this joint proxy statement/prospectus. Parkway Houston’s unaudited interim combined financial statements as of March 31, 2016 and for the three months ended March 31, 2016 were prepared on the same basis as Parkway Houston’s audited combined financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly Parkway Houston’s financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

The summary historical combined financial data set forth below does not indicate results expected for any future periods. The summary historical combined financial data is qualified in its entirety by, and should be read in conjunction with, “Selected Historical Combined Financial Data—Parkway Houston,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Parkway” and Parkway Houston’s combined financial statements and related notes thereto included elsewhere in this joint proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
Income Statement Data (in thousands):
Total revenues	$30,434	$27,524	$129,461	$163,697	$38,491
Depreciation and amortization	(11,365)	(13,237)	(55,570)	(64,012)	(10,465)
Other operating expenses	(15,952)	(15,107)	(72,203)	(106,760)	(40,038)

Operating income (loss)	3,117	(820)	1,688	(7,075)	(12,012)
Interest and other income	61	61	246	244	1,663
Interest expense	(3,953)	(4,045)	(16,088)	(16,252)	(3,296)
Income tax (expense) benefit	(493)	(173)	(1,635)	180	1,276

Net loss	(1,268)	(4,977)	(15,789)	(22,903)	(12,369)
Net (income) loss attributable to noncontrolling interests	—	7	7	(148)	—

Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)

Cash Flow Data (in thousands):
Operating activities	$(5,528)	$(10,274)	$12,856	$3,192	$3,599
Investing activities	(3,621)	(5,503)	(46,421)	(4,360)	(623)
Financing activities	9,126	18,157	37,534	(1,264)	4,793

Other Financial Data (in thousands):
FFO	$10,097	$8,267	$39,788	$40,961	$(1,904)
EBITDA	14,543	12,485	57,511	57,033	116
NOI	15,590	14,352	63,122	68,316	11,846

	As of March 31,	As of December 31,
	2016	2015	2014	2013
Balance Sheet Data (in thousands):
Total real estate related investments, net	$748,950	$752,653	$738,846	$757,848
Total assets	860,849	865,731	866,496	903,165
Mortgage notes payable, net	394,136	396,901	407,211	414,656
Total liabilities	442,159	456,665	485,535	503,130
Parkway equity	418,690	409,066	380,053	396,985
Noncontrolling interests	—	—	908	3,050

Funds From Operations (FFO)

Parkway Houston’s management believes that FFO is an appropriate measure of performance for a REIT and computes this measure in accordance with the National Association of Real Estate Investment Trusts’ (which we refer to as “NAREIT”) definition of FFO (including any guidance that NAREIT releases with respect to the definition). FFO is defined by NAREIT as net income (computed in accordance with United States generally accepted accounting principles (which we refer to as “GAAP”)), reduced by preferred dividends, excluding gains or losses from sale of previously depreciable real estate assets, impairment charges related to depreciable real estate under GAAP, plus depreciation and amortization related to depreciable real estate. Further, Parkway Houston does not adjust FFO to eliminate the effects of non-recurring charges. Parkway Houston believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. Parkway Houston believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of REITs by the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Parkway Houston may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. FFO does not represent cash generated from operating activities in accordance with GAAP and is not an indication of cash available to fund cash needs. FFO should not be considered an alternative to net income as an indicator of its operating performance or as an alternative to cash flow as a measure of liquidity.

The following table reconciles net loss attributable to Parkway Houston to FFO for the three months ended March 31, 2016 and 2015 and for the years ended December 31, 2015, 2014 and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465

FFO	$10,097	$8,267	$39,788	$40,961	$(1,904)

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Parkway Houston believes that using EBITDA as a non-GAAP financial measure helps investors and its management analyze its ability to service debt and pay cash distributions. Parkway Houston defines EBITDA as net loss attributable to Parkway Houston before interest expense, income tax expense (benefit) and depreciation and amortization.

The following table reconciles net loss attributable to Parkway Houston to EBITDA for the three months ended March 31, 2016 and 2015 and for the years ended December 31, 2015, 2014, and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)
Interest expense	3,953	4,045	16,088	16,252	3,296
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465
Income tax expense (benefit)	493	173	1,635	(180)	(1,276)

EBITDA	$14,543	$12,485	$57,511	$57,033	$116

Net Operating Income (“NOI”)

Parkway Houston defines NOI as income from office properties less property operating expenses. Parkway Houston considers NOI to be a useful performance measure to investors and management because it reflects the revenues and expenses directly associated with owning and operating its properties and the impact to operations from trends in occupancy rates, rental rates and operating costs not otherwise reflected in net income.

The following table reconciles net loss attributable to Parkway Houston to NOI for the three months ended March 31, 2016 and 2015 and for the years ended December 31, 2015, 2014 and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)
Interest expense	3,953	4,045	16,088	16,252	3,296
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465
Management company expenses	781	2,785	9,362	27,038	23,638
Income tax expense (benefit)	493	173	1,635	(180)	(1,276)
General and administrative	1,632	1,631	6,336	6,917	7,267
Sale of condominium units	—	(4)	(11,063)	(16,554)	—
Cost of sales - condominium units	—	202	11,120	13,199	14
Net income (loss) attributable to noncontrolling interests	—	(7)	(7)	148	—
Impairment loss on management contracts	—	—	—	4,750	—
Management company income	(1,305)	(2,679)	(9,891)	(23,971)	(17,526)
Interest and other income	(61)	(61)	(246)	(244)	(1,663)

NOI	$15,590	$14,352	$63,122	$68,316	$11,846

SUMMARY HISTORICAL COMBINED FINANCIAL DATA—COUSINS HOUSTON

The following tables set forth the summary historical combined financial and other data of the portion of the Houston Business currently owned by Cousins (which we refer to, collectively, as “Cousins Houston”), which was carved out from the financial information of Cousins, as described below. The summary historical combined financial data set forth below as of December 31, 2015 and 2014, for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013 has been derived from Cousins Houston’s audited combined financial statements, which are included elsewhere in this joint proxy statement/prospectus. The income statement data for each of the three months ended March 31, 2016 and 2015 and the balance sheet data as of March 31, 2016 have been derived from Cousins Houston’s unaudited interim combined financial statements included elsewhere in this joint proxy statement/prospectus. The summary historical combined financial data as of December 31, 2013 was derived from financial information not included in this joint proxy statement/prospectus. Cousins Houston’s unaudited interim combined financial statements as of March 31, 2016 and 2015 and for the three months ended March 31, 2016 and 2015 were prepared on the same basis as Cousins Houston’s audited combined financial statements as of December 31, 2015 and 2014, for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly Cousins Houston’s financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

The summary historical combined financial data set forth below does not indicate results expected for any future periods. The summary historical combined financial data is qualified in its entirety by, and should be read in conjunction with, “Selected Historical Combined Financial Data—Cousins Houston,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Parkway” and Cousins Houston’s combined financial statements and related notes thereto included elsewhere in this joint proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
Income Statement Data (in thousands):
Rental property revenues	$43,269	$43,211	$177,890	$184,536	$72,696
Other revenues	186	79	—	31	11
Rental property operating expenses	(17,926)	(18,113)	(74,162)	(79,625)	(31,759)
General and administrative expenses	(3,177)	(1,322)	(6,328)	(7,347)	(3,793)
Depreciation and amortization	(15,428)	(17,586)	(63,791)	(77,760)	(29,146)
Interest expense	(1,974)	(2,010)	(7,988)	(8,127)	(2,618)
Acquisition and related costs	—	—	—	—	(3,858)

Net income	$4,950	$4,259	$25,621	$11,708	$1,533

	As of March 31,	As of December 31,
	2016	2015	2014	2013
Balance Sheet Data (in thousands):
Operating properties, net	$1,083,270	$1,086,451	$1,077,290	$1,087,181
Total assets	1,185,493	1,188,236	1,188,355	1,220,551
Note payable	180,124	180,937	184,097	187,120
Total liabilities	246,582	271,364	278,558	283,604
Equity	938,911	916,872	909,797	936,947

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
Cash Flow Data (in thousands):
Operating activities	$(6,241)	$468	$76,395	$80,220	$41,770
Investing activities	(8,737)	(15,318)	(55,085)	(37,478)	(1,164,245)
Financing activities	16,231	14,166	(21,885)	(42,058)	1,122,475

Other Financial Data (in thousands):
FFO	$20,378	$21,845	$89,412	$89,468	$30,679
EBITDA	22,352	23,855	97,400	97,595	33,297
NOI	25,343	25,098	103,728	104,911	40,937

Funds From Operations (FFO)

Cousins Houston’s management believes that FFO is an appropriate measure of performance for a REIT and computes this measure in accordance with the NAREIT definition of FFO (including any guidance that NAREIT releases with respect to the definition). FFO is defined by NAREIT as net income (computed in accordance with GAAP), reduced by preferred dividends, excluding gains or losses from sale of previously depreciable real estate assets, impairment charges related to depreciable real estate under GAAP, plus depreciation and amortization related to depreciable real estate. Further, Cousins Houston does not adjust FFO to eliminate the effects of non-recurring charges. Cousins Houston believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. Cousins Houston believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of REITs by the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Cousins Houston may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. FFO does not represent cash generated from operating activities in accordance with GAAP and is not an indication of cash available to fund cash needs. FFO should not be considered an alternative to net income as an indicator of its operating performance or as an alternative to cash flow as a measure of liquidity.

The following table reconciles net income to FFO of Cousins Houston for the three months ended March 31, 2016 and 2015, the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)		(unaudited)
Net income	$4,950	$4,259	$25,621	$11,708	$1,533
Depreciation and amortization	15,428	17,586	63,791	77,760	29,146

FFO	$20,378	$21,845	$89,412	$89,468	$30,679

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

Cousins Houston believes that using EBITDA as a non-GAAP financial measure helps investors and its management analyze its ability to service debt and pay cash distributions. Cousins Houston defines EBITDA as net income before interest expense and depreciation and amortization.

The following table reconciles net income to EBITDA of Cousins Houston for the three months ended March 31, 2016 and 2015, for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31, 2013
	2016	2015	2015	2014
	(unaudited)		(unaudited)
Net income	$4,950	$4,259	$25,621	$11,708	$1,533
Interest expense	1,974	2,010	7,988	8,127	2,618
Depreciation and amortization	15,428	17,586	63,791	77,760	29,146

EBITDA	$22,352	$23,855	$97,400	$97,595	$33,297

Net Operating Income (NOI)

Cousins Houston defines NOI as rental property revenues less rental property operating expenses. Cousins Houston considers NOI to be a useful performance measure to investors and management because it reflects the revenues and expenses directly associated with owning and operating its properties and the impact to operations from trends in occupancy rates, rental rates and operating costs not otherwise reflected in net income.

The following table reconciles net income to NOI of Cousins Houston for the three months ended March 31, 2016 and 2015, for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31, 2013
	2016	2015	2015	2014
Net income	$4,950	$4,259	$25,621	$11,708	$1,533
Other income	(186)	(79)	—	(31)	(11)
General and administrative expenses	3,177	1,322	6,328	7,347	3,793
Depreciation and amortization	15,428	17,586	63,791	77,760	29,146
Interest expense	1,974	2,010	7,988	8,127	2,618
Acquisition and related expenses	—	—	—	—	3,858

NOI	$25,343	$25,098	$103,728	$104,911	$40,937

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION—COUSINS

The following tables show summary unaudited pro forma condensed consolidated financial information about the combined financial condition and operating results of Cousins and Parkway after giving effect to the Merger and the Spin-Off. The unaudited pro forma combined condensed financial information assumes that the Merger is accounted for by applying the purchase method of accounting with Cousins treated as the acquirer. The unaudited pro forma combined condensed balance sheet data gives effect to the Merger and the Spin-Off as if they had occurred on March 31, 2016. The unaudited pro forma combined condensed statement of operations data gives effect to the Merger and the Spin-Off as if they had become effective at January 1, 2015, based on the most recent valuation data available. The summary unaudited pro forma combined condensed financial information listed below has been derived from and should be read in conjunction with (i) the more detailed unaudited pro forma combined condensed financial statements of Cousins, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus and (ii) the consolidated financial statements and the related notes of both Cousins and Parkway contained in their respective Quarterly Reports on Form 10-Q for the period ended March 31, 2016 and in their respective Annual Reports on Form 10-K for the year ended December 31, 2015, all of which are incorporated by reference into this joint proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Where You Can Find More Information.”

The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of the future operating results or financial position of Cousins. The unaudited pro forma combined condensed income statement does not give effect to any transaction or integration costs relating to the Merger and the Spin-Off. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma combined condensed financial information, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma combined condensed financial information is subject to adjustment and may vary significantly from the definitive allocation of the final purchase price that will be recorded subsequent to completion of the Merger and the Spin-Off. The determination of the final purchase price will be based on the number of shares of Parkway common stock outstanding and the trading price of Cousins common stock at closing.

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2016

(in thousands, except share data)

	Merged Cousins Pro Forma Total	Post-Spin-Off Merged Cousins Pro Forma Total
Assets:
Real estate assets:
Operating properties, net of accumulated depreciation	$5,410,502	$3,730,703
Projects under development	52,295	51,770
Land	29,603	23,768

	5,492,400	3,806,241
Cash	244,870	76,570
Restricted Cash	4,929	4,929
Notes and accounts receivable, net of allowance for doubtful accounts	25,548	19,472
Deferred rents receivable	70,790	46,368
Investment in unconsolidated joint ventures	167,902	167,902
Intangible assets, net of accumulated amortization	702,379	509,027
Other assets	90,435	86,840

Total assets	$6,799,253	$4,717,349

Liabilities:
Notes payable	$2,529,606	$1,723,767
Accounts payable and accrued expenses	199,434	168,895
Deferred income	30,061	29,978
Intangible liabilities, net of accumulated amortization	146,486	86,545
Other liabilities	54,201	43,560

Total liabilities	2,959,788	2,052,745

Commitments and contingencies

Equity:
Stockholders’ investment:
Preferred stock, $1 par value, 6,867,360 shares issued and outstanding, pro forma	6,867	6,867
Common stock, $1 par value, 404,245,000 shares issued and outstanding, pro forma	404,245	404,245
Additional paid-in capital	3,510,561	3,510,561
Treasury stock at cost, 10,329,082 shares historical in 2016	(148,373)	(148,373)
Distributions in excess of cumulative net income	(187,955)	(1,281,136)

Total stockholders’ equity	3,585,345	2,492,164
Nonredeemable noncontrolling interests	254,120	172,440

Total equity	3,839,465	2,664,604

Total liabilities and equity	$6,799,253	$4,717,349

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(in thousands, except share data)

	Merged Cousins Pro Forma Total Before Discontinued Operations	Post-Spin-Off Merged Cousins Pro Forma Total
Revenues:
Rental property revenues	$201,637	$129,365
Fee income	3,635	2,330
Other	820	648

	206,092	132,343

Costs and expenses:
Rental property operating expenses	78,622	47,050
Reimbursed expenses	870	870
Management company expenses	674	—
General and administrative expenses	15,491	10,682
Interest expense	24,941	18,198
Depreciation and amortization	73,294	50,767
Acquisition and related costs	19	19
Other	106	106

	194,017	127,692

Income from continuing operations before taxes, unconsolidated joint ventures, and sale of investment properties	12,075	4,651
Income tax expense	(575)	(82)
Income from unconsolidated joint ventures	2,114	2,114

Income from continuing operations before gain on sale of investment properties	13,614	6,683
Gain on sale of investment properties	77,210	77,210

Net income	90,824	83,893
Net income attributable to noncontrolling interests	(3,317)	(2,997)

Net income available to common stockholders	$87,507	$80,896

Net income	$90,824	$83,893
Other comprehensive income	—	—

Comprehensive income	90,824	83,893
Comprehensive income attributable to noncontrolling interests	(2,959)	(2,639)

Comprehensive income attributable to common stockholders	$87,865	$81,254

Per common share information–basic and diluted:
Net income available to common stockholders	$0.22	$0.21

Weighted average shares–basic	393,916	393,916

Weighted average shares–diluted	401,785	401,785

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(in thousands, except share data)

	Merged Cousins Pro Forma Total Before Discontinued Operations	Post-Spin-Off Merged Cousins Pro Forma Total
Revenues:
Rental property revenues	$827,817	$550,956
Fee income	17,618	7,727
Sale of condominium units	11,065	—
Other	2,181	2,235

	858,681	560,918

Costs and expenses:
Rental property operating expenses	329,717	210,743
Reimbursed expenses	3,430	3,430
Management company expenses	9,935	—
Cost of sales—condominium units	11,120	—
Loss on extinguishment of debt	6,062	6,062
General and administrative expenses	48,293	35,629
Interest expense	99,742	73,299
Depreciation and amortization	312,323	219,070
Acquisition and related costs	2,373	2,373
Other	6,400	6,400

	829,395	557,006

Income from continuing operations before taxes, unconsolidated joint ventures, and sale of investment properties	29,286	3,912
Benefit for income taxes from operations	(1,903)	(268)
Income from unconsolidated joint ventures	10,595	10,595

Income from continuing operations before gain on sale of investment properties	37,978	14,239
Gain on sale of investment properties	200,824	200,824

Income from continuing operations	238,802	215,063
Loss from discontinued operations:
Loss from discontinued operations	(35)	(35)
Loss on sale from discontinued operations	(551)	(551)

	(586)	(586)

Net income	238,216	214,477
Net income attributable to noncontrolling interests	(28,370)	(26,759)

Net income available to common stockholders	$209,846	$187,718

Net income	$238,216	$214,477
Other comprehensive income	—	—

Comprehensive income	238,216	214,477
Comprehensive income attributable to noncontrolling interests	(29,854)	(28,243)

Comprehensive income attributable to common stockholders	$208,362	$186,234

Per common share information–basic and diluted:
Net income available to common stockholders	$0.53	$0.48

Weighted average shares–basic	393,916	393,916

Weighted average shares–diluted	401,785	401,785

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—NEW PARKWAY

The following tables show summary unaudited pro forma combined financial information about the combined financial condition and operating results of New Parkway after giving effect to the Merger, Separation, UPREIT Reorganization and the Spin-Off. The Merger will be accounted for as a “purchase,” as that term is used under GAAP, for accounting and financial reporting purposes. The unaudited pro forma combined balance sheet data gives effect to the Separation as if it had occurred on March 31, 2016. The unaudited pro forma combined statements of operations data gives effect to the Separation and the payoff of the mortgage debt secured by CityWestPlace I & II by Parkway as if it had occurred on January 1, 2015. The summary unaudited pro forma combined financial information listed set forth below has been derived from, is qualified in its entirety by and should be read in conjunction with (i) the more detailed unaudited pro forma combined financial statements of New Parkway, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus and (ii) the combined financial statements and related notes thereto of each of Cousins Houston and Parkway Houston for the year ended December 31, 2015 and the three months ended March 31, 2016 appearing elsewhere in this joint proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Consolidated Financial Statements—New Parkway” and “Where You Can Find More Information.”

The summary unaudited pro forma combined financial information set forth below is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of the future operating results or financial position of New Parkway. The unaudited pro forma combined financial statements do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above.

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF MARCH 31, 2016

(in thousands, except share data)

(Unaudited)

Assets
Real estate related investments:
Office properties, net	$1,734,079

Cash and cash equivalents	168,300
Receivables and other assets	58,553
Intangible assets, net	129,410
Management contract intangibles, net	189

Total assets	$2,090,531

Liabilities
Mortgage notes payable, net	$459,164
Notes payable to banks, net	346,675
Accounts payable and other liabilities	53,998
Below market leases, net	59,941

Total liabilities	$919,778

Equity
Stockholders’ equity:
Common stock $.001 par value, 404,245,000 shares pro forma	404
Limited voting stock $.001 par value, 6,867,360 shares pro forma	7
Non-voting preferred stock $100,000 liquidation preference, 50 shares pro forma	5,000
Additional paid in capital	1,083,662

Total stockholders’ equity	1,089,073

Noncontrolling interests	81,680

Total equity	1,170,753

Total liabilities and equity	$2,090,531

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(In thousands, except per share data)

(Unaudited)

Revenues
Income from office properties	$72,272
Management company income	1,305

Total revenues	73,577

Expenses
Property operating expenses	31,465
Management company expenses	781
Depreciation and amortization	22,527
General and administrative	4,809

Total expenses	59,582

Operating income	13,995
Other income and expenses
Interest and other income	186
Interest expense	(7,680)

Income (loss) before income taxes	6,501
Income tax expense	(493)

Net income (loss)	6,008
Net (income) attributable to noncontrolling interests	(119)
Net income (loss) attributable to controlling interests	5,889
Dividends on non-voting preferred stock	(75)

Net income (loss) attributable to common stockholders	$5,814

Weighted average shares outstanding - Basic	404,245

Weighted average shares outstanding - Diluted	412,114

Basic and Diluted earnings per share	$0.01

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(In thousands, except per share data)

(Unaudited)

Revenues
Income from office properties	$276,861
Management company income	9,891
Sale of condominium units	11,063

Total revenues	297,815

Expenses
Property operating expenses	119,547
Management company expenses	9,362
Cost of sales - condominium units	11,120
Depreciation and amortization	93,253
General and administrative	12,664

Total expenses	245,946

Operating income	51,869
Other income and expenses
Interest and other income	1
Interest expense	(30,111)

Income (loss) before income taxes	21,759
Income tax expense	(1,635)

Net income (loss)	20,124
Net (income) loss attributable to noncontrolling interests	(389)

Net income (loss) attributable to controlling interests	19,735
Dividends on non-voting preferred stock	(300)

Net income (loss) attributable to common stockholders	$19,435

Weighted average shares outstanding - Basic	404,245

Weighted average shares outstanding - Diluted	412,114

Basic and diluted earnings per share	$0.05

EQUIVALENT AND COMPARATIVE PER SHARE INFORMATION

The following table sets forth, for the three months ended March 31, 2016 and the year ended December 31, 2015, selected per share information for Cousins common stock on a historical and pro forma combined basis and for Parkway common stock on a historical and pro forma equivalent basis. You should read the table below together with the historical consolidated financial statements and related notes of Cousins and Parkway contained in their respective Quarterly Reports on Form 10-Q for the period ended March 31, 2016 and Annual Reports on Form 10-K for the year ended December 31, 2015, all of which are incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information.”

The Cousins pro forma combined earnings per share were calculated using the methodology as described above under the heading “Unaudited Pro Forma Combined Condensed Financial Information Giving Effect to the Merger and the Spin-Off,” and are subject to all the assumptions, adjustments and limitations described thereunder. The unaudited pro forma combined condensed balance sheet data gives effect to the Merger and the Spin-Off, as indicated, as if they had occurred on March 31, 2016. The unaudited pro forma combined statements of operations data gives effect to the Merger and the Spin-Off, as indicated, as if they had become effective at January 1, 2015, based on the most recent valuation data available. The Parkway pro forma equivalent per common share amounts were calculated by multiplying the Cousins pro forma combined per share amounts by the exchange ratio of 1.63. You should not rely on the pro forma amounts as being indicative of the financial position or results of operations of Cousins that actually would have occurred had the Merger been completed as of the date indicated above, nor is it necessarily indicative of the future operating results or financial position of the Cousins.

	Cousins										Parkway
	Historical		Pro Forma for Merger				Pro Forma for Merger and Spin-Off				Historical		Pro Forma for Merger				Pro Forma for Merger and Spin-Off
	Three Months Ended March 31, 2016	Year Ended December 31, 2015	Three Months Ended March 31, 2016		Year Ended December 31, 2015		Three Months Ended March 31, 2016		Year Ended December 31, 2015		Three Months Ended March 31, 2016	Year Ended December 31, 2015	Three Months Ended March 31, 2016		Year Ended December 31, 2015		Three Months Ended March 31, 2016		Year Ended December 31, 2015
Book earnings per share	$0.11	$0.58	$0.22		$0.53		$0.21		$0.48		$0.55	$0.60	$0.36		$0.86		$0.34		$0.78
Diluted earnings per share	$0.11	$0.58	$0.22		$0.53		$0.21		$0.48		$0.55	$0.60	$0.36		$0.86		$0.34		$0.78
Cash dividends declared per share	$0.08	$0.32	$0.08	(1)	$0.32	(1)	$0.08	(1)	$0.32	(1)	$0.1875	$0.7500	$0.1304	(2)	$0.5216	(2)	$0.1304	(2)	$0.5216	(2)
Book value per share (period end)	$7.97	—	$9.10		—		$6.33		—		$12.76	—	$14.83		—		$10.32		—

(1)	Dividends are declared and paid at the discretion of the Cousins board of directors. The Cousins board of directors may change Cousins’ dividend policy at any time and there can be no assurance as to amount or timing of dividends in the future.
(2)	Dividends are declared and paid at the discretion of the Parkway board of directors. The Parkway board of directors may change Parkway’s dividend policy at any time and there can be no assurance as to amount or timing of dividends in the future.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of Cousins and Parkway because these risks will also affect Cousins following completion of the transactions. These risks can be found in the respective Annual Reports on Form 10-K for the year ended December 31, 2015 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2016 of Cousins and Parkway, each of which is filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information.”

Risks Relating to the Merger

The Merger may not be completed on the terms or timeline currently contemplated, or at all.

The completion of the Merger is subject to certain conditions, including: (1) approval by Cousins common stockholders of the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal, and Parkway’s common and limited voting stockholders of the Parkway Merger Proposal; (2) the Spin-Off being fully ready to be consummated contemporaneously with the Merger, including the effectiveness of the New Parkway Form 10; (3) approval for listing on the NYSE of Cousins common stock to be issued in the Merger or reserved for issuance in connection therewith; (4) no injunction or law prohibiting the Merger; (5) accuracy of each party’s representations, subject in most cases to materiality or material adverse effect qualifications; (6) material compliance with each party’s covenants; (7) receipt by each of Cousins and Parkway of an opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and of an opinion that each of Cousins and Parkway will qualify as a REIT under the Code; and (8) effectiveness of the registration statement of which this joint proxy statement/prospectus is a part. Cousins and Parkway cannot provide assurances that the Merger will be consummated on the terms or timeline currently contemplated, or at all.

The exchange ratio is fixed and will not be adjusted in the event of any change in the stock prices of either Cousins or Parkway.

At the effective time of the Merger, each share of Parkway common stock will be converted into the right to receive 1.63 newly issued shares of Cousins common stock, with cash paid in lieu of fractional shares, and each share of Parkway limited voting stock will be converted into the right to receive 1.63 newly issued shares of Cousins limited voting preferred stock. The exchange ratio is fixed in the Merger Agreement, and while it will be adjusted in certain limited circumstances, including a recapitalization, stock split, stock dividend or distribution, merger, subdivision, issuer tender or exchange offer or other similar transaction involving Cousins or Parkway, the exchange ratio will not be adjusted for changes in the market price of either Cousins common stock or Parkway common stock. Changes in the price of Cousins common stock prior to the Merger will affect the market value of the Merger consideration that Parkway stockholders will receive on the closing of the Merger. Stock price changes may result from a variety of factors (many of which are beyond the control of Cousins and Parkway), including the following factors:

•	changes in the respective businesses, operations, assets, liabilities and prospects of either company;

•	changes in market assessments of the business, operations, financial position and prospects of either company;

•	market assessments of the likelihood that the Merger will be completed;

•	interest rates, general market and economic conditions and other factors, including changes in prices of commodities such as crude oil, generally affecting the price of Cousins common stock and Parkway common stock;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Cousins and Parkway operate; and

•	other factors beyond the control of Cousins or Parkway, including those described under this heading “Risk Factors.”

The price of Cousins common stock at the closing of the Merger may vary from its price on the date the Merger Agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the special meetings of Cousins and Parkway. As a result, the market value of the Merger consideration represented by the exchange ratio will also vary. For example, based on the range of closing prices of Cousins common stock during the period from April 28, 2016, the last trading day before public announcement of the Merger, through July 22, 2016, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio of 1.63 represented a market value per share of Parkway common stock ranging from a low of $16.41 to a high of $18.04.

Because the Merger will be completed after the date of the special meetings, at the time of your special meeting, you will not know the exact market value of the Cousins common stock that Parkway stockholders will receive upon completion of the Merger. You should consider the following two risks:

•	if the price of Cousins common stock increases between the date the Merger Agreement was signed or the date of the Parkway special meeting and the closing of the Merger, Parkway stockholders will receive shares of Cousins common stock that have a market value upon completion of the Merger that is greater than the market value of such shares calculated pursuant to the exchange ratio on the date the Merger Agreement was signed or on the date of the Cousins special meeting, respectively; and

•	if the price of Cousins common stock declines between the date the Merger Agreement was signed or the date of the Parkway special meeting and the closing of the Merger, including for any of the reasons described above, Parkway stockholders will receive shares of Cousins common stock that have a market value upon completion of the Merger that is less than the market value of such shares calculated pursuant to the exchange ratio on the date the Merger Agreement was signed or on the date of the Parkway special meeting, respectively.

Therefore, while the number of shares of Cousins common stock to be issued per share of Parkway common or limited voting stock is fixed, Parkway stockholders cannot be sure of the market value of the consideration they will receive upon completion of the Merger.

Cousins and Parkway stockholders will be diluted by the Merger.

The Merger will dilute the ownership position of Cousins stockholders and result in Parkway stockholders having an ownership stake in Cousins that is smaller than their current stake in Parkway. Upon completion of the Merger, legacy Cousins stockholders will own approximately 53% of the issued and outstanding shares of Cousins common stock, and legacy Parkway stockholders will own approximately 47% of the issued and outstanding shares of Cousins common stock. Additionally, because Cousins is issuing shares of Cousins limited voting preferred stock to holders of Parkway limited voting stock in the Merger, and Cousins limited voting preferred stock will vote as a single class with Cousins common stock on certain matters, each outstanding share of Cousins common stock after the completion of the Merger will represent a smaller percentage of the voting power of Cousins than if such shares of limited voting preferred stock had not been issued in the Merger. Consequently, Cousins stockholders and Parkway stockholders, as a general matter, will have less influence over the management and policies of Cousins after the effective time of the Merger than they currently exercise over the management and policies of Cousins and Parkway, respectively.

Failure to complete the Merger could adversely affect the stock prices and the future business and financial results of Cousins and Parkway.

If the Merger is not completed, the ongoing businesses of Cousins or Parkway may be adversely affected and Cousins and Parkway will be subject to numerous risks, including the following:

•	Cousins or Parkway being required, under certain circumstances, to pay the other party a termination fee of $65 million or reimburse the other party for $20 million of its expenses in connection with the Merger;

•	each of Cousins and Parkway having to pay substantial costs relating to the Merger, such as legal, accounting, financial advisor, filing, printing and mailing fees and integration costs that have already been incurred or will continue to be incurred until the closing of the Merger;

•	the management of each of Cousins and Parkway focusing on the Merger instead of on pursuing other opportunities that could be beneficial to the companies, in each case, without realizing any of the benefits of having the Merger completed; and

•	reputational harm due to the adverse perception of any failure to successfully complete the Merger.

If the Merger is not completed, Cousins and Parkway cannot assure their stockholders that these risks will not materialize and will not materially affect the business, financial results and stock prices of Cousins or Parkway.

The Merger Agreement contains provisions that could discourage a potential competing acquirer of either Cousins or Parkway or could result in any competing proposal being at a lower price than it might otherwise be.

The Merger Agreement contains provisions that, subject to limited exceptions, restrict the ability of each of Cousins and Parkway to initiate, solicit, knowingly encourage or facilitate competing third-party proposals to effect, among other things, a merger, reorganization, share exchange, consolidation or the purchase or sale of 20% or more of the consolidated assets or Cousins or Parkway. In addition, either Cousins or Parkway generally has an opportunity to offer to modify the terms of the Merger Agreement in response to any competing “acquisition proposal” (as hereinafter defined) that may be made to the other party before the boards of directors of Cousins or Parkway, as the case may be, may withdraw or modify its recommendation in response to such competing acquisition proposal or terminate the Merger Agreement to enter into such a competing acquisition proposal. In some circumstances, on termination of the Merger Agreement, one of the parties may be required to pay a substantial termination fee or expense reimbursement fee to the other party. For more information, see “The Merger—The Merger Agreement—Termination of the Merger Agreement—Termination Fees and Expense Reimbursement.”

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Cousins or Parkway from considering or proposing such an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the Merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expense reimbursement fee that may become payable in certain circumstances under the Merger Agreement.

The pendency of the Merger could adversely affect the business and operations of Cousins and Parkway.

In connection with the pending Merger, some customers or vendors of each of Cousins and Parkway may delay or defer decisions, which could adversely affect the revenues, earnings, funds from operations, cash flows and expenses of Cousins and Parkway, regardless of whether the Merger is completed. Similarly, current and prospective employees of Cousins and Parkway may experience uncertainty about their future roles with Cousins following the Merger, which may materially adversely affect the ability of each of Cousins and Parkway to attract and retain key personnel during the pendency of the Merger. In addition, due to operating covenants in the Merger Agreement, each of Cousins and Parkway may be unable (without the other party’s prior written consent), during the pendency of the Merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions, even if such actions would prove beneficial.

Some of the directors and executive officers of Cousins and directors and executive officers of Parkway have interests in seeing the Merger completed that are different from, or in addition to, those of the other Cousins stockholders and Parkway stockholders.

Certain of the directors and executive officers of Cousins and Parkway have interests in the Merger that are different from other Cousins and Parkway stockholders. Some of these interests include:

•	Pursuant to the Merger Agreement, at the effective time of the Merger, Mr. Taylor Glover will continue as the chairman of the Cousins board of directors and the Cousins board of directors will include five directors, Mr. Taylor Glover, Mr. Larry Gellerstedt, Mr. Robert Chapman, Ms. Donna Hyland and Ms. Lillian Giornelli, designated by the Cousins board of directors prior to the effective time of the Merger, three directors, Ms. Brenda J. Mixson, Mr. Charles T. Cannada and Mr. Edward M. Casal, designated by the Parkway board of directors prior to the effective time of the Merger and one director, Mr. Kelvin L. Davis, designated by TPG Pantera pursuant to the Cousins stockholders agreement;

•	At the effective time of the Merger, the New Parkway board of directors will have seven members, including three directors, Mr. R. Dary Stone, Mr. James Hance Jr. and Mr. Craig Jones, designated by the Cousins board of directors prior to the effective time of the Merger, two directors, Mr. James A. Thomas and Mr. James R. Heistand, designated by the Parkway board of directors prior to the effective time of the Merger and two directors, Mr. Avi Banyasz and Mr. Frank J. “Tripp” Johnson, designated by TPG Pantera pursuant to the New Parkway stockholders agreement;

•	In connection with the Merger, certain executive officers and directors of Parkway that own stock options, RSUs and LTIP Units of Parkway, in some cases, will have such securities converted into the right to receive options to purchase Cousins common stock, Cousins RSUs, Cousins common stock or common units of Parkway LP. For more information, see “The Merger—Interests of Parkway Directors and Executive Officers in the Merger.” These interests may influence the directors and executive officers of Cousins and Parkway and their vote on the applicable stockholder proposals; and

•	Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, the senior leadership team of Cousins will include Mr. Larry Gellerstedt as president and chief executive officer, Mr. Gregg Adzema as executive vice president and chief financial officer, Mr. John McColl as executive vice president, Mr. Colin Connolly as executive vice president and chief operating officer, Ms. Pamela Roper as senior vice president, general counsel and corporate secretary and Mr. Jay Harris as senior vice president, chief accounting officer, treasurer and assistant corporate secretary. None of the senior leadership team of Cousins will hold positions with New Parkway following the Merger and the Spin-Off.

Additionally, Parkway has entered into employment agreements with certain executive officers, pursuant to which such executive officers may become entitled to certain payments of benefits upon the consummation of a change in control and/or upon a related qualifying termination of employment. For more information, see “The Merger—Interests of Parkway Directors and Executive Officers in the Merger.”

The TPG Parties and Mr. James A. Thomas, the chairman of the Parkway board of directors, are significant stockholders in Parkway and may have interests that differ from Parkway’s other stockholders.

The TPG Parties and Mr. James A. Thomas, the chairman of the Parkway board of directors, are significant stockholders in Parkway on a fully diluted basis. In connection with the Merger, the TPG Parties entered into the

Cousins stockholders agreement and will enter into the New Parkway stockholders agreement that grant them certain rights, including, among other things, the right to nominate a specified number of directors to the Cousins board of directors and to the New Parkway board of directors following the Merger and the Spin-Off based on their ownership interest in the respective companies. Mr. Thomas, and certain other holders of units of Parkway LP that are affiliated with him, have entered into a letter agreement with Parkway and Parkway LP that provides, among other things, that Parkway will cause Mr. Thomas to be appointed chairman of New Parkway and that Parkway will modify certain existing tax protection agreements in favor of Mr. Thomas. Therefore, the interests of the TPG Parties and Mr. Thomas may differ from the interests of Parkway’s other stockholders and, given their significant ownership in Parkway, they may have significant influence on the Parkway Merger Proposal.

If the Merger is not consummated by December 31, 2016 (unless extended under certain circumstances), either Cousins or Parkway may terminate the Merger Agreement.

Either Cousins or Parkway may terminate the Merger Agreement if the Merger has not been consummated by December 31, 2016, subject to an extension to March 31, 2017, if the sole condition to closing that has not been satisfied is full readiness of the Spin-Off. However, this termination right will not be available to a party if that party failed to fulfill its obligations under the Merger Agreement and that failure was the cause of, or resulted in, the failure to consummate the Merger. For more information, see “The Merger—The Merger Agreement—Termination of the Merger Agreement—Termination Fees and Expense Reimbursement.”

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, holders of Parkway common stock may be required to pay substantial U.S. federal income taxes.

Although Cousins and Parkway intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, it is possible that the Internal Revenue Service (which we refer to as the “IRS”) may assert that the Merger fails to qualify as such. If the IRS were to be successful in any such contention, or if for any other reason the Merger were to fail to qualify as a “reorganization,” each U.S. holder of Parkway common stock would recognize gain or loss with respect to all such U.S. holder’s shares of Parkway common stock based on the difference between (i) that U.S. holder’s tax basis in such shares and (ii) the aggregate cash and the fair market value of the Cousins common stock received. For more information, see “Material U.S. Federal Income Tax Consequences of the Merger.”

Risks Relating to the Spin-Off

There can be no assurance that the Spin-Off of New Parkway will occur, and until it is fully ready to be consummated, the Merger Agreement cannot be consummated.

It is the intention of Cousins and Parkway for, and the Merger Agreement contains covenants relating to the steps to be taken by, Cousins and Parkway to enable the Spin-Off of New Parkway to be completed the business day following the closing of the Merger. However, there can be no assurance that the Spin-Off will occur within that time frame, or at all. It is a condition to the closing of the Merger that the Spin-Off be in a state of readiness to be consummated simultaneously with the closing of the Merger. Accordingly, if the Spin-Off is delayed, or preparations are not complete, the Merger may not be consummated. Additionally, if the Spin-Off is not fully ready to be consummated by March 31, 2017, either party may terminate the Merger Agreement.

The Spin-Off may not deliver its intended results.

There are several risks and uncertainties related to the Spin-Off, including but not limited to:

•	whether Cousins will be able to effect the Separation and the UPREIT Reorganization;

•	whether Cousins will be able to obtain the required regulatory approvals for the Spin-Off or the timing of such approvals;

•	whether New Parkway will qualify as a REIT, which involves the application of highly technical and complex provisions of the Code, as well as various factual determinations not entirely within the control of the parties;

•	whether changes in legislation, treasury regulations or IRS interpretations may adversely affect Cousins’ ability to engage in the Separation or the UPREIT Reorganization, or whether stockholders of New Parkway will benefit from New Parkway qualifying as a REIT;

•	whether New Parkway is able to complete financings and/or refinancing related to the Spin-Off within an acceptable time frame and on acceptable terms, if at all;

•	whether New Parkway may be able to conduct and expand its business following the Spin-Off;

•	whether there could be legal or other challenges to the Spin-Off, including changes in legal, regulatory, market and other circumstances that could lead to the Spin-Off not being pursued; and

•	whether New Parkway and/or its customers experience financial difficulties from interest rates, general market and economic conditions and other factors, including changes in prices of commodities such as crude oil.

Any one or more of these risks and uncertainties, or any other complexity or aspect of the Spin-Off or its implementation, may cause the Spin-Off to fail or prevent the Spin-Off from being able to be completed. If the Spin-Off is not completed, the Merger may fail to close, as described above.

If the Spin-Off of New Parkway is consummated, the distribution of shares of New Parkway common stock will not qualify for tax-free treatment and will be treated as a taxable distribution to you for U.S. federal income tax purposes.

If the Spin-Off of New Parkway is consummated, the distribution of shares of New Parkway common stock will not qualify for tax-deferred treatment and will be treated as a taxable distribution to Cousins stockholders for U.S. federal income tax purposes. An amount equal to the fair market value of the shares of New Parkway common stock received by you on the distribution date in the Spin-Off will generally be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of Cousins (including gain recognized by Cousins in connection with the Separation and the Spin-Off), with the excess treated first as a non-taxable return of capital to the extent of your tax basis in Cousins common stock and any remaining excess treated as capital gain. Your tax basis in shares of Cousins common stock held at the time of the distribution will be reduced (but not below zero) to the extent the fair market value of shares of New Parkway common stock distributed by Cousins to you in the Spin-Off exceeds your ratable share of Cousins’ current and accumulated earnings and profits. Your holding period for such Cousins shares will not be affected by the distribution. Cousins will not be able to advise you of the amount of earnings and profits of Cousins until after the end of the calendar year in which the Spin-Off occurs. However, Cousins anticipates that it will recognize a substantial amount of gain for tax purposes in connection with the Separation that will have the effect of substantially increasing its earnings and profits for the year in which the Spin-Off occurs. In addition, Cousins or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the distribution payable to non-U.S. stockholders, and any such withholding would be satisfied by Cousins or such agent by withholding and selling a portion of the shares of New Parkway common stock that otherwise would be distributable to non-U.S. stockholders or by withholding from other property held in the non-U.S. stockholder’s account with the withholding agent.

Although Cousins will be ascribing a value to the shares of New Parkway common stock in the distribution for tax purposes, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to those shares, particularly if shares of New Parkway common stock trade at prices significantly above the value ascribed to those shares by Cousins in the period following the distribution.

Such a higher valuation may cause a larger reduction in the tax basis of your Cousins shares or may cause you to recognize additional dividend or capital gain income. You should consult your own tax advisor as to the particular tax consequences of the distribution to you.

Cousins could incur a corporate tax liability in connection with the Separation.

Cousins anticipates that it will recognize a significant amount of gain for U.S. federal income tax purposes in connection with the Separation. However, Cousins anticipates that most of the gain it recognizes in connection with the Separation will be able to be offset, for U.S. federal income tax purposes, with net operating losses of Parkway that it will succeed to in the Merger, such that most of such gain will not be subject to U.S. federal income tax, but there can be no assurance that the IRS will not contend, perhaps successfully, that some or all of those losses are not available to offset such gain. If the IRS were successful in making such contention, Cousins could incur a significant corporate income tax liability in connection with the Separation and the Spin-Off, which may have a material adverse effect on Cousins’ business, financial condition and results of operations.

New Parkway may be unable to obtain the financing required to consummate the Spin-Off.

In connection with the Merger and the Spin-Off, Parkway and Parkway LP have entered into a Commitment Letter pursuant to which certain Lenders have, among other things, agreed to provide to a subsidiary of Parkway (which subsidiary will be New Parkway LP), the New Parkway Term Loan with an aggregate principal amount of up to $350 million, and the New Parkway Revolving Credit Facility with an aggregate principal amount of up to $50 million, that may be increased to $100 million subject to the satisfaction of certain conditions. The funding of the New Parkway Credit Facilities is contingent on the closing of the Merger and certain other conditions set forth in the Commitment Letter, including the completion by the financial institutions of certain confirmatory due diligence. There can be no assurance that the conditions to the funding of the New Parkway Credit Facilities will be satisfied or that, if the New Parkway Credit Facilities become unavailable, Cousins, Parkway and New Parkway will be able to obtain alternative financing on similar terms or at all. If the New Parkway Credit Facilities become unavailable, and Cousins, Parkway and New Parkway are unable to obtain alternative financing, the parties may not be able to consummate the UPREIT Reorganization and a condition to the consummation of the Merger and the Spin-Off may not be satisfied. In addition, if the New Parkway Credit Facilities become unavailable, and Cousins, Parkway and New Parkway are unable to obtain alternative financing, Parkway LP may be unable to repay certain indebtedness of Parkway LP (which we refer to as the “Parkway Credit Facilities”). If the Parkway Credit Facilities are not repaid, the consummation of the Merger will result in an event of default thereunder.

Following the Spin-Off, New Parkway will have a substantial amount of indebtedness and may need to incur more in the future.

After the Spin-Off, New Parkway is expected to have a substantial amount of outstanding indebtedness under the New Parkway Credit Facilities. The amount of such indebtedness could have material adverse consequences for New Parkway, including:

•	hindering New Parkway’s ability to adjust to changing market, industry or economic conditions;

•	limiting New Parkway’s ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms or to fund acquisitions or emerging businesses;

•	limiting the amount of free cash flow available to New Parkway for future operations, acquisitions, dividends, stock repurchases or other use;

•	making New Parkway more vulnerable to economic or industry downturns, including changes in interest rate and changes in prices of commodities such as crude oil; and

•	placing New Parkway at a competitive disadvantage compared to less leveraged competitors.

Moreover, to respond to competitive challenges, New Parkway may be required to raise substantial additional capital to execute its business strategy. New Parkway’s ability to arrange additional financing will depend on, among other factors, its financial position and performance, as well as prevailing market conditions and other factors beyond its control. If New Parkway is able to obtain additional financing, its credit ratings could be further adversely affected, which could further raise borrowing costs and further limit future access to capital and its ability to satisfy its obligations under the New Parkway Credit Facilities.

Following the Spin-Off, New Parkway will be subject to various covenants that may limit its ability to take certain actions and would require New Parkway to meet certain financial maintenance tests. Failure to comply with these terms could have an adverse effect on the financial condition of New Parkway.

Pursuant to the Commitment Letter, certain Lenders have agreed to provide to New Parkway the New Parkway Term Loan and New Parkway Revolving Credit Facility. The credit agreement governing the New Parkway Credit Facilities is expected to contain restrictions on the amount of debt New Parkway may incur and other restrictions on its operations. These restrictions, as well as any additional restrictions to which New Parkway may become subject to in connection with additional financings or refinancings, could restrict its ability to pursue business initiatives, effect certain transactions or make other changes to its business that may otherwise be beneficial to it, which could adversely affect its results of operations. In addition, violations of these covenants could cause declaration of defaults under, and acceleration of, any related indebtedness, which would result in adverse consequences to New Parkway’s financial condition. The credit agreement governing the New Parkway Credit Facilities is expected to contain cross-acceleration provisions that give the Lenders the right to declare a default if New Parkway is in default resulting in (or permitting the) acceleration of other debt in excess of certain amounts. In the event of a default, New Parkway may be required to repay such debt with capital from other sources, which may not be available to it on attractive terms, or at all, which would have a material adverse effect on New Parkway’s business, financial condition and results of operations.

Following the Spin-Off, New Parkway’s ability to refinance its indebtedness or dispose of certain assets may be adversely affected by the tax considerations of certain holders of Parkway LP units.

Mr. James A. Thomas and the Thomas Investors have significant deferred tax liabilities with respect to certain assets that will be owned by New Parkway. Concurrently with the execution of the Merger Agreement, Parkway and Parkway LP entered into a letter agreement with the Thomas Investors (which we refer to as the “Thomas Letter Agreement”) that, among other things, extended until October 2021 the period during which New Parkway would be required to provide debt guaranty or contribution opportunities to the Thomas Investors. For more information, see “The Merger—Thomas Letter Agreement.” Although the Thomas Letter Agreement only requires that New Parkway use commercially reasonable efforts to provide replacement debt guaranty or contribution opportunities if the existing opportunities are no longer available, and the Parkway Partnership Agreement does not require the general partner to take into account the tax consequences of individual limited partners in its decisions regarding financing and individual asset sales, so long as the general partner acts in good faith, the New Parkway board of directors may nevertheless be influenced by the adverse tax consequences to the Thomas Investors when deciding how to refinance or sell New Parkway’s assets, because of Mr. Thomas’ role as chairman of the board and the magnitude of the consequences for the Thomas Investors.

New Parkway may co-invest in joint ventures with third parties. Any joint venture investments of New Parkway could be adversely affected by the capital markets, lack of sole decision-making authority, reliance on joint venture partners’ financial condition and any disputes that may arise between New Parkway and its joint venture partners.

New Parkway may co-invest with third parties through partnerships, joint ventures or other structures in which it acquires noncontrolling interests in, or share responsibility for, managing the affairs of a property, partnership, co-tenancy or other entity. New Parkway, Parkway and Cousins may market minority interests in certain of New Parkway’s properties prior to the effective time of the Merger. If New Parkway enters into any such joint venture or similar ownership structure, it may not be in a position to exercise sole decision-making authority regarding the properties owned through such joint ventures or similar ownership structure. In addition, investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including potential deadlocks in making major decisions, restrictions on New Parkway’s ability to exit the joint venture, reliance on joint venture partners and the possibility that a joint venture partner might become bankrupt or fail to fund its share of required capital contributions, thus exposing New Parkway to liabilities in excess of its share of the joint venture or jeopardizing its REIT status. The funding of New Parkway’s capital contributions to such joint ventures may be dependent on proceeds from asset sales, credit facility advances or sales of equity securities. Joint venture partners may have business interests or goals that are inconsistent with New Parkway’s business interests or goals, and may be in a position to take actions contrary to its policies or objectives. New Parkway may, in specific circumstances, be liable for the actions of its joint venture partners. In addition, any disputes that may arise between New Parkway and joint venture partners may result in litigation or arbitration that would increase its expenses. Any of the foregoing may have a material adverse effect on New Parkway’s business, financial condition and results of operations.

Risks Relating to Cousins after Completion of the Merger and the Spin-Off

Cousins expects to incur substantial expenses related to the Merger and the Spin-Off.

Cousins expects to incur substantial expenses in completing the Merger and integrating the business, operations, networks, systems, technologies, policies and procedures of Cousins and Parkway, as well as in the Separation, the UPREIT Reorganization and the Spin-Off. There are a large number of systems that must be integrated or separated in the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, including leasing, billing, management information, purchasing, accounting and finance, sales, payroll and benefits, fixed asset, lease administration and regulatory compliance. While Cousins and Parkway have assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. The expenses in connection with the Merger, the Separation, the UPREIT Reorganization and the Spin-Off are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Following the Merger and the Spin-Off, Cousins may be unable to integrate the business of Parkway successfully, separate the business of New Parkway successfully or realize the anticipated synergies and related benefits of the Merger and the Spin-Off or do so within the anticipated time frame.

The Merger involves the combination of two companies which currently operate as independent public companies. The Separation, the UPREIT Reorganization and the Spin-Off involve the separation, reorganization and distribution of combined assets of two companies that currently operate as independent public companies. Cousins will be required to devote significant management attention and resources to integrating the business practices and operations of Parkway, and each of Cousins and Parkway will be required to devote significant management attention and resources to the Separation, the UPREIT Reorganization and the Spin-Off. Potential difficulties Cousins, Parkway or New Parkway may encounter in the integration process or in the Separation, the UPREIT Reorganization and the Spin-Off include the following:

•	the inability to successfully combine the businesses of Cousins and Parkway and separate the business of New Parkway in a manner that permits Cousins to achieve the cost savings anticipated to result from the Merger, which would result in some anticipated benefits of the Merger not being realized in the time frame currently anticipated or at all;

•	lost sales and tenants as a result of certain tenants of either of Cousins or Parkway deciding not to do business with Cousins or New Parkway;

•	the complexities associated with managing Cousins out of several different locations and integrating personnel from the two companies, as well as complexities associated with the separation of personnel at New Parkway and integrating personnel from Cousins and Parkway in New Parkway;

•	the additional complexities of combining two companies with different histories, cultures, regulatory restrictions, markets and customer bases;

•	the failure by Cousins or New Parkway to retain key employees of either of the two companies;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger and the Spin-Off; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

For all these reasons, you should be aware that it is possible that the integration process or the Separation, the UPREIT Reorganization and the Spin-Off could result in the distraction of Cousins’, Parkway’s or New Parkway’s management, the disruption of Cousins’ or New Parkway’s ongoing business or inconsistencies in Cousins’ or New Parkway’s services, standards, controls, procedures and policies, any of which could adversely affect the ability of Cousins or New Parkway to maintain relationships with tenants, customers, vendors and employees or to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of Cousins or New Parkway.

Following the Merger and the Spin-Off, Cousins or New Parkway may be unable to retain key employees.

The success of Cousins after the Merger will depend in part upon its ability to retain key Cousins and Parkway employees. The success of New Parkway after the Spin-Off will depend in part upon its ability to retain key Cousins and Parkway employees. Key employees may depart either before or after the Merger or Spin-Off because of issues relating to the uncertainty and difficulty of separation or integration or a desire not to remain with Cousins or New Parkway following the Merger or Spin-Off. Accordingly, no assurance can be given that Cousins, Parkway or, following the Merger and the Spin-Off, Cousins or New Parkway will be able to retain key employees to the same extent as in the past.

The Merger will result in changes to the Cousins board of directors that may affect the strategy of Cousins after the Merger. After the Spin-Off, New Parkway will have a different board of directors than either Cousins or Parkway prior to the Merger.

If the parties complete the Merger, the composition of the Cousins board of directors will change from the current boards of Cousins and Parkway. At the effective time of the Merger, the Cousins board of directors will have nine members, with Mr. Taylor Glover continuing as the chairman of the Cousins board of directors. The Cousins board of directors at the effective time of the Merger will consist of five directors, Mr. Taylor Glover, Mr. Larry Gellerstedt, Mr. Robert Chapman, Ms. Donna Hyland and Ms. Lillian Giornelli, designated by the Cousins board of directors prior to the effective time of the Merger, three directors, Ms. Brenda J. Mixson, Mr. Charles T. Cannada and Mr. Edward M. Casal, designated by the Parkway board of directors prior to the effective time of the Merger and one director, Mr. Kelvin L. Davis, designated by TPG Pantera pursuant to the Cousins stockholders agreement, as described below. For more information, see “The Merger—Agreements with the TPG Parties—Cousins Stockholders Agreement.”

If the parties complete the Spin-Off, the composition of the New Parkway board of directors will change from the current boards of Cousins and Parkway. Following the Spin-Off, the New Parkway board of directors will have seven members. The New Parkway board of directors at the effective time of the Merger will consist of three directors, Mr. R. Dary Stone, Mr. James Hance Jr. and Mr. Craig B. Jones, designated by the Cousins board of directors prior to the effective time of the Merger, two directors, Mr. James A. Thomas and Mr. James R. Heistand, designated by the Parkway board of directors prior to the effective time of the Merger and two directors, Mr. Avi Banyasz and Mr. Frank J. “Tripp” Johnson, designated by TPG Pantera pursuant to the New Parkway stockholders agreement, as described below. For more information, see “The Merger—Agreements with the TPG Parties—New Parkway Stockholders Agreement.”

The future results of Cousins will suffer if Cousins does not effectively manage its operations following the Merger and the Spin-Off.

Following the Merger, Cousins may continue to expand its operations through additional acquisitions, development opportunities and other strategic transactions, some of which involve complex challenges. The future success of Cousins will depend, in part, upon the ability of Cousins to manage its expansion opportunities, which poses substantial challenges for Cousins to integrate new operations into its existing business in an efficient and timely manner, to successfully monitor its operations, costs, regulatory compliance and service quality and to maintain other necessary internal controls. Cousins cannot assure you that its expansion or acquisition opportunities will be successful, or that it will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

The trading price of shares of Cousins common stock and New Parkway common stock following the Merger and the Spin-Off may be affected by factors different from those affecting the price of shares of Cousins common stock or Parkway common stock before the Merger and the Spin-Off.

If the Merger is completed, legacy Cousins stockholders will become holders of approximately 53% of the outstanding shares of Cousins common stock and legacy Parkway stockholders will become holders of approximately 47% of the outstanding shares of Cousins common stock. If the Spin-Off is completed, legacy Cousins stockholders will become holders of approximately 53% of the outstanding shares of the common stock of New Parkway, and legacy Parkway stockholders will become holders of approximately 47% of the outstanding shares of common stock of New Parkway. The results of operations of Cousins and New Parkway, as well as the trading price of Cousins common stock and New Parkway common stock, after the Merger and the Spin-Off may be affected by factors different from those currently affecting Cousins’ or Parkway’s results of operations and the trading prices of Cousins common stock and Parkway common stock. These factors include:

•	a greater number of shares of Cousins common stock outstanding, as compared to the number shares of Cousins common stock outstanding;

•	different stockholders in both Cousins and New Parkway; and

•	Cousins and New Parkway owning different assets and maintaining different capitalizations.

Accordingly, the historical trading prices and financial results of Cousins and Parkway may not be indicative of these matters for Cousins and New Parkway after the Merger and the Spin-Off. For more information, see “Where You Can Find More Information.”

At the effective time of the Merger, the TPG Parties will become significant stockholders of Cousins and may have conflicts of interest with Cousins in the future.

At the effective time of the Merger, the TPG Parties will own approximately 9.5% of outstanding shares of Cousins common stock, based on their ownership of 23,663,397 shares of common stock of Parkway, or approximately 21.2%, as of April 28, 2016. This concentration of ownership in one stockholder could potentially be disadvantageous to the interests of other Cousins stockholders. In addition, if the TPG Parties were to sell or otherwise transfer all or a large percentage of their holdings, Cousins’ stock price could decline, and Cousins could find it difficult to raise capital, if needed, through the sale of additional equity securities.

The interests of the TPG Parties may differ from the interests of other Cousins stockholders in material respects. For example, the TPG Parties may have an interest in directly or indirectly pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their other equity investments, even though such transactions might involve risks to Cousins. The TPG Parties are in the business of making or advising on investments in companies, and may, from time to time in the future, acquire interests in, or provide advice to, businesses that directly or indirectly compete with certain portions of Cousins’ business. They may also pursue acquisition opportunities that may be complementary to Cousins’ business, and, as a result, those acquisition opportunities may not be available to Cousins. The ability of the TPG Parties to influence the Cousins board of directors following the Merger might involve risks to Cousins, as the TPG Parties may have an interest in directly or indirectly pursuing acquisitions, divestitures, financings or other transactions that, in the TPG Parties’ judgment, could enhance the TPG Parties’ or their affiliates’ other equity investments, even though such transactions might involve risks to Cousins. For more information, see “The Merger—Agreements with the TPG Parties—Cousins Stockholders Agreement.”

The Cousins stockholders agreement with the TPG Parties grants TPG Pantera certain rights that may restrain Cousins’ ability to take various actions in the future.

In connection with the signing of the Merger Agreement, Cousins and the TPG Parties entered into the Cousins stockholders agreement, pursuant to which Cousins granted TPG Pantera certain board rights that could allow TPG Pantera to influence the Cousins board of directors. Under the Cousins stockholders agreement, and subject to the terms and conditions of the Cousins stockholders agreement, for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of Cousins common stock on an as-converted basis, TPG Pantera will have the right to nominate one director to the Cousins board of directors. In addition, for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of Cousins common stock on an as-converted basis, TPG Pantera will have the right to have its nominee to the Cousins board of directors appointed to the Investment and the Compensation, Succession, Nominating and Governance Committees of the Cousins board of directors. For more information, see “The Merger—Agreements with the TPG Parties—Cousins Stockholders Agreement.”

Counterparties to certain significant agreements with Cousins or Parkway may exercise contractual rights under such agreements in connection with the Merger, the Separation, the UPREIT Reorganization and the Spin-Off.

Cousins and Parkway are each party to certain agreements that give the counterparty certain rights following a “change in control,” including in some cases the right to terminate the agreement. Under some such agreements, the Merger, the Separation, the UPREIT Reorganization or the Spin-Off will constitute a change in control and therefore the counterparty may exercise certain rights under the agreement during the pendency of the Separation, the UPREIT Reorganization or upon the closing of the Merger or the Spin-Off. Certain Cousins and Parkway funds, joint ventures, management and servicing contracts, leases and debt obligations have agreements subject to such provisions. Any such counterparty may request modifications of its respective agreements as a condition to granting a waiver or consent under its agreement. There is no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available, that the exercise of any such rights will not result in a material adverse effect or that any modifications of such agreements will not result in a material adverse effect.

Risks Relating to the Status of Cousins and Parkway as REITs

Cousins may incur adverse tax consequences if Parkway has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

It is a condition to the obligation of Cousins to complete the Merger that Parkway receive an opinion of counsel to the effect that, commencing with Parkway’s taxable year ended December 31, 2010 and through the effective time of the Merger, Parkway has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code. The opinion will be subject to customary exceptions, assumptions and qualifications and will be based on customary representations made by Parkway, and if any such representations are or become inaccurate or incomplete, such opinion may be invalid and the conclusions reached therein could be jeopardized. In addition, the opinion will not be binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such position would not be sustained. If Parkway has failed or fails to qualify as a REIT for U.S. federal income tax purposes and the Merger is completed, Cousins generally would succeed to and may incur significant tax liabilities and Cousins could possibly fail to qualify as a REIT. In addition, if Parkway has failed or fails to qualify as a REIT for U.S. federal income tax purposes and the Merger is completed, for the five-year period following the effective time of the Merger, upon a taxable disposition of any of Parkway’s assets, Cousins generally would be subject to corporate level tax with respect to any gain in such asset at the time of the Merger.

REITs are subject to a range of complex organizational and operational requirements.

As REITs, each of Cousins and Parkway must distribute to its stockholders with respect to each taxable year at least 90% of its REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), without regard to the deduction for dividends paid and excluding net capital gain. A REIT must also meet certain requirements with respect to the nature of its income and assets and the ownership of its stock. For any taxable year that Cousins or Parkway fails to qualify as a REIT, it will not be allowed a deduction for dividends paid to its stockholders in computing taxable income, and thus would become subject to U.S. federal income tax as if it were a regular taxable corporation. In such an event, Cousins or Parkway, as the case may be, could be subject to potentially significant tax liabilities. Unless entitled to relief under certain statutory provisions, Cousins or Parkway, as the case may be, would also be disqualified from treatment as a REIT for the four taxable years following the year in which it lost its qualification, and dispositions of assets within five years after requalifying as a REIT could give rise to gain that would be subject to corporate income tax. If Cousins or Parkway failed to qualify as a REIT, the market price of Cousins common stock may decline, and Cousins may need to reduce substantially the amount of distributions to its stockholders because of its potentially increased tax liability.

The tax on prohibited transactions will limit Cousins’ ability to engage in certain transactions which would be treated as prohibited transactions for U.S. federal income tax purposes.

Net income that Cousins derives from a prohibited transaction will be subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property that is held primarily for sale to customers in the ordinary course of Cousins’ trade or business. Cousins might be subject to this tax if it were to dispose of its property, including historic Parkway properties, in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes.

Risks Relating to an Investment in Cousins Common Stock following the Merger and the Spin-Off

The market price of Cousins common stock may decline as a result of the Merger and the Spin-Off.

The market price of Cousins common stock may decline as a result of the Merger and the Spin-Off if Cousins does not achieve the perceived benefits of the Merger and the Spin-Off or the effect of the Merger and the Spin-Off on Cousins’ financial results is not consistent with the expectations of financial or industry analysts.

In addition, upon consummation of the Merger and the Spin-Off, Cousins stockholders and Parkway stockholders will own interests in Cousins, which will operate an expanded business with a different mix of properties, risks and liabilities. Current stockholders of Cousins and Parkway may not wish to continue to invest in Cousins, or for other reasons may wish to dispose of some or all of their shares of Cousins common stock. If, following the effective time of the Merger, large amounts of Cousins common stock are sold, the price of Cousins common stock could decline.

After the Merger and the Spin-Off is completed, Parkway stockholders who receive shares of Cousins common and limited voting preferred stock in the Merger and shares of New Parkway common and limited voting stock in the Spin-Off will have different rights that may be less favorable than their current rights as Parkway stockholders.

After the effective time of the Merger, Parkway stockholders who receive shares of Cousins common and limited voting preferred stock in the Merger will have different rights, which may be less favorable than their current rights as Parkway stockholders. For example, the Cousins Articles provide for a supermajority vote for transactions in which Cousins merges with or into another corporation, which may discourage takeover attempts and deprive stockholders from receiving a premium for their shares. For more information, see “Comparison of Rights of Cousins Stockholders and Parkway Stockholders.”

The rights of New Parkway common stockholders and limited voting stockholders will be provided for in New Parkway’s articles of incorporation and bylaws.

Following the Merger and the Spin-Off, Cousins may not continue to pay dividends at or above the rate currently paid by Cousins or Parkway.

Following the Merger and the Spin-Off, and on the terms and subject to the conditions of the Merger Agreement, the stockholders of Cousins may not receive dividends at the same rate that they did as stockholders of Cousins or Parkway prior to the Merger for various reasons, including the following:

•	Cousins may not have enough cash to pay such dividends due to changes in Cousins’ cash requirements, capital spending plans, cash flow or financial position;

•	decisions on whether, when and in what amounts to pay any future dividends will remain at all times entirely at the discretion of the Cousins board of directors, which reserves the right to change Cousins’ dividend practices at any time and for any reason; and

•	the amount of dividends that Cousins’ subsidiaries may distribute to Cousins may be subject to restrictions imposed by state law and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

Stockholders of Cousins will have no contractual or other legal right to dividends that have not been declared by the Cousins board of directors.

Other Risks

Prior to the effective time of the Merger, Parkway is planning to effect certain asset sales, and cannot guarantee that such asset sales will be consummated on favorable terms or at all.

In connection with the Merger, and on the terms and subject to the conditions of the Merger Agreement, Parkway has agreed to use commercially reasonable efforts to sell certain properties in Jacksonville and Miami, Florida and Philadelphia, Pennsylvania. There can be no guarantee that Parkway will be able to effect these asset sales on favorable terms or at all, which may have an adverse effect on the business, operations, leverage or liquidity of Cousins after the effective time of the Merger.

Following the Merger, Cousins will have a substantial amount of indebtedness and may need to incur more in the future.

Cousins has substantial indebtedness, and in connection with the Merger and the Spin-Off may incur additional indebtedness. The incurrence of new indebtedness could have adverse consequences on Cousins’ business following the Merger and the Spin-Off, such as:

•	requiring Cousins to use a substantial portion of its cash flow from operations to service its indebtedness, which would reduce the available cash flow to fund working capital, capital expenditures, development projects, and other general corporate purposes and reduce cash for distributions;

•	limiting Cousins’ ability to obtain additional financing to fund Cousins’ working capital needs, acquisitions, capital expenditures, or other debt service requirements or for other purposes;

•	increasing the costs to Cousins of incurring additional debt;

•	increasing Cousins’ exposure to floating interest rates;

•	limiting Cousins’ ability to compete with other companies that are not as highly leveraged, as Cousins may be less capable of responding to adverse economic and industry conditions;

•	restricting Cousins from making strategic acquisitions, developing properties, or exploiting business opportunities;

•	restricting the way in which Cousins conducts its business because of financial and operating covenants in the agreements governing Cousins’ existing and future indebtedness;

•	exposing Cousins to potential events of default (if not cured or waived) under covenants contained in Cousins’ debt instruments that could have a material adverse effect on Cousins’ business, financial condition, and operating results;

•	increasing Cousins’ vulnerability to a downturn in general economic conditions; and

•	limiting Cousins’ ability to react to changing market conditions in its industry.

The impact of any of these potential adverse consequences could have a material adverse effect on Cousins’ results of operations, financial condition, and liquidity.

The historical and unaudited pro forma combined condensed financial information included elsewhere in this joint proxy statement/prospectus may not be representative of Cousins’ results after the Merger and the Spin-Off, and accordingly, you have limited financial information on which to evaluate Cousins.

The unaudited pro forma combined condensed financial information included elsewhere in this joint proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Merger and the Spin-Off been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of Cousins after the Merger and the Spin-Off. The unaudited pro forma combined condensed financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Parkway’s assets and liabilities. The purchase price allocation reflected in the unaudited pro forma combined condensed financial information included elsewhere in this joint proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Parkway as of the date of the completion of the Merger. The unaudited pro forma combined condensed financial information does not reflect future events that may occur after the Merger and the Spin-Off, including the costs related to the planned integration of the two companies and any future nonrecurring charges resulting from the Merger and the Spin-Off, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The unaudited pro forma combined condensed financial information presented elsewhere in this joint proxy statement/prospectus is based in part on certain assumptions regarding the Merger and the Spin-Off that Cousins and Parkway believe are reasonable under the circumstances. Cousins and Parkway cannot assure you that the assumptions will prove to be accurate over time.

The business of New Parkway could be adversely affected by a decline in commodity prices, particularly a decline in the price of crude oil.

Following the Spin-Off, New Parkway is expected to own approximately 8.7 million rentable square feet of commercial real estate in Houston, Texas. The Houston market is economically dependent on the petroleum industry. A key economic variable that affects the petroleum industry is the price of crude oil, which can be influenced by general economic conditions, industry inventory levels, production quotas imposed by the Organization of Petroleum Exporting Countries, weather-related damage and disruptions, competing fuel prices and geopolitical risk. If the Houston market faces significant exposure to fluctuations in global crude oil prices, particularly for extended periods of time, or oil prices remain at historically low levels, the Houston market may experience business layoffs, downsizing, consolidations, industry slowdowns and other similar factors. These potential risks to customers of New Parkway could negatively impact commercial real estate fundamentals and result in lower occupancy, an increased market for sublease space, lower rental rates and declining values in the real estate portfolio of New Parkway, which may have a material adverse effect on the business, financial condition and results of operations of New Parkway.

Cousins, Parkway and New Parkway face other risks.

The risks listed above are not exhaustive, and you should be aware that, following the Merger and the Spin-Off, Cousins will face various other risks, including those discussed in reports filed by Cousins and Parkway with the SEC. For more information, see “Where You Can Find More Information.”

You should be aware that, following the Spin-Off, New Parkway will face various other risks that New Parkway will discuss in its reports and filings with the SEC, which are not incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins and Parkway operate and beliefs of and assumptions made by Cousins’ management and Parkway’s management, involve uncertainties that could significantly affect the financial or operating results of Cousins, Parkway or New Parkway. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Cousins and Parkway, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future—including statements relating to creating value for stockholders, benefits of the proposed transactions to tenants, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to, those set forth under “Risk Factors” beginning on page 57 as well as the following:

•	risks associated with the ability to consummate the Merger;

•	risks associated with the fixed exchange ratio;

•	risks associated with the dilution of Cousins and Parkway stockholders in the Merger;

•	risks associated with the failure to consummate the Merger;

•	risks associated with provisions in the Merger Agreement that could discourage a potential competing acquirer of either Cousins or Parkway;

•	risks associated with the pendency of the Merger adversely affecting the business of Cousins and Parkway;

•	risks associated with the different interests in the Merger of certain directors and executive officers of Cousins and Parkway;

•	risks associated with the different interests in the Merger of certain significant stockholders of Parkway;

•	risks associated with the ability of Cousins and Parkway to terminate the Merger if the Merger is not consummated by an outside date;

•	risks associated with the failure of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	risks relating to the consummation of the Spin-Off;

•	risks relating to the viability of New Parkway after the Spin-Off;

•	risks relating to the taxable nature of the Spin-Off for Cousins and its stockholders;

•	risks relating to the inability of New Parkway to obtain the financing required for the Spin-Off;

•	risks relating to the substantial indebtedness of New Parkway following the Spin-Off;

•	risks relating to the requirement that New Parkway comply with various restrictive covenants following the Spin-Off;

•	risks related to the potential for New Parkway to co-invest with third parties;

•	risks relating to the incurrence of substantial expenses in the Merger and the Spin-Off;

•	risks relating to the failure to integrate the businesses of Cousins and Parkway or the failure to successfully execute the Spin-Off;

•	risks relating to the inability of Cousins or New Parkway to retain key employees after the Merger and the Spin-Off;

•	risks relating to change in board composition after the Merger and the Spin-Off;

•	risks relating to the ability of Cousins to effectively manage its expanded operations following the Merger;

•	risks relating to the trading price of Cousins common stock and New Parkway common stock following the Merger and the Spin-Off;

•	risks relating to termination rights granted to counterparties pursuant to certain contractual agreements of Cousins and Parkway;

•	risks relating to the size of the TPG Parties’ investment in Cousins following the Merger;

•	risks relating to the TPG Parties’ ability to influence the Cousins board of directors;

•	risks relating to certain contractual rights of counterparties to agreements with Cousins or Parkway;

•	risks relating to the failure of Cousins or Parkway to qualify as a REIT;

•	risks relating to the complex organizational and operational requirements of REITs;

•	risks relating to a decline in the market price of Cousins common stock as a result of the Merger and the Spin-Off;

•	risks relating to a difference in rights of stockholders at Cousins and Parkway;

•	risks relating to the ability of Cousins to pay dividends following the Merger and the Spin-Off;

•	risks associated with the ability to consummate certain asset sales contemplated by Parkway and the timing of the closing of such proposed asset sales;

•	risks relating to Cousins’ indebtedness after the Merger and the Spin-Off;

•	risks relating to the use of pro forma financial information;

•	risks relating to the dependency of New Parkway’s business on certain commodity prices; and

•	those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (which we refer to as the “SEC”) by Cousins and Parkway from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q.

Neither Cousins nor Parkway undertakes any duty to update any forward-looking statements appearing in this document, except as may be required by applicable securities laws.

INFORMATION ABOUT THE COMPANIES

Cousins Properties Incorporated

191 Peachtree Street NE, Suite 500

Atlanta, Georgia 30303

(404) 407-1000

Cousins, a Georgia corporation, is a self-administered and self-managed REIT for U.S. federal income tax purposes. As of the date of this joint proxy statement/prospectus, Cousins manages a 15.4 million square foot office and mixed-use portfolio and is consistently looking to execute attractive investment opportunities that create exceptional value for all of its stakeholders. Cousins primarily invests in Class A office towers and mixed-use developments in high-growth Sun Belt markets, including Atlanta, Georgia; Charlotte, North Carolina; and Austin, Dallas and Houston, Texas.

After the Merger and the Spin-Off, assuming certain asset sales are consummated in accordance with the Merger Agreement, Cousins’ portfolio is expected to encompass 41 high-quality properties comprising 18.4 million square feet of rentable space in Atlanta, Georgia; Austin, Texas; Charlotte, North Carolina; Phoenix, Arizona; and Orlando and Tampa, Florida. Cousins will operate in markets that are currently experiencing rent, employment and population growth ahead of the U.S. national average, and with low levels of new office space construction for such markets. Consistent with Cousins’ current strategy, Cousins expects to remain focused on maintaining its conservative, simple balance sheet.

The principal offices of Cousins are located at 191 Peachtree Street NE, Suite 500, Atlanta, Georgia 30303 and its telephone number is (404) 407-1000.

Cousins common stock is listed on the NYSE, trading under the symbol “CUZ.”

Additional information about Cousins and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information.”

Cousins Properties LP

Cousins LP, a Delaware limited partnership, will function as the operating partnership of Cousins following consummation of the Merger and the UPREIT Reorganization. As the operating partnership of Cousins, Cousins LP will conduct substantially all of Cousins’ business, hold substantially all of Cousins’ consolidated assets and generate substantially all of Cousins’ revenues. At the effective time of the Merger, Cousins will hold the general partner interest in Cousins LP, as well as approximately 98% of the pro forma limited partnership interests of Cousins LP.

Clinic Sub Inc.

Clinic Sub Inc., a Maryland corporation, is a direct, wholly owned subsidiary of Cousins. Clinic Sub Inc. was formed by Cousins solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Clinic Sub Inc. has not conducted any business activities, has no assets, liabilities or obligations and has conducted its operations solely as contemplated by the Merger Agreement. Its principal executive offices are located at c/o Cousins Properties Incorporated, 191 Peachtree Street NE, Suite 500, Atlanta, Georgia 30303, and its telephone number is (404) 407-1000.

Parkway Properties, Inc.

390 North Orange Avenue, Suite 2400

Orlando, Florida 32801

(407) 650-0593

Parkway is a Maryland corporation that has elected to be taxed as a REIT under the Code. Parkway currently is a fully integrated, self-administered and self-managed REIT specializing in the acquisition, ownership, development and management of quality office properties in higher growth submarkets in the Sun Belt region of the United States. Parkway owned or had an interest in 34 office properties located in six states with an aggregate of approximately 14.0 million square feet of leasable space as of April 1, 2016. Fee-based real estate services are offered through the Third-Party Services Business, which in total managed and/or leased approximately 2.7 million square feet primarily for third-party owners as of April 1, 2016.

Parkway’s most significant asset is its ownership interest in Parkway LP, which, together with its subsidiaries, conducts substantially all of Parkway’s business, holds substantially all of Parkway’s consolidated assets and generates substantially all of Parkway’s revenues. Through a wholly owned subsidiary of Parkway, Parkway is the sole general partner of Parkway LP and, as of March 31, 2016, directly owned 111,602,419 common limited partnership units and indirectly owned 110,858 general partnership units, or approximately 95.9%, of the outstanding partnership interests of Parkway LP.

Parkway was incorporated in the state of Maryland in 1996, and Parkway LP was formed in the state of Delaware in 1997. Parkway’s principal executive offices are located at 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801, and its telephone number is (407) 650-0593.

Parkway common stock is listed on the NYSE, trading under the symbol “PKY.”

Parkway limited voting stock is not listed on any exchange.

Additional information about Parkway and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus and “Where You Can Find More Information.”

Parkway Properties LP

Parkway LP, a Delaware limited partnership, together with its subsidiaries, conducts substantially all of Parkway’s business, holds substantially all of Parkway’s consolidated assets and generates substantially all of Parkway’s revenues. Through a wholly owned subsidiary of Parkway, Parkway is the sole general partner of Parkway LP and, as of March 31, 2016, directly owned 111,602,419 common limited partnership units and indirectly owned 110,858 general partnership units, or approximately 95.9%, of the outstanding partnership interests of Parkway LP.

In connection with the Separation, the UPREIT Reorganization and the Spin-Off, the Parkway Partnership Agreement will be amended to, among other things, include provisions that are customary for UPREIT partnerships, and New Parkway LP will become the operating partnership of New Parkway. Following the Separation, the UPREIT Reorganization, and Spin-Off, the sole asset of Parkway LP will be an approximately 47.5% limited partner interest in New Parkway LP. For more information, see “The Merger—Agreements to be Entered into in Connection with the Merger, the Separation and the UPREIT Reorganization—Amendment to the Parkway Partnership Agreement” and “The Merger—The Separation and the UPREIT Reorganization.”

Parkway, Inc.

New Parkway, a Maryland corporation, is currently a wholly owned subsidiary of Parkway.

At the effective time of the Merger, New Parkway will be led by Mr. James R. Heistand, the chief executive officer of Parkway, and several members of the existing Parkway senior management team. Mr. James A. Thomas, the current chairman of the Parkway board of directors, will become chairman of the New Parkway board of directors at the effective time of the Merger.

Following the Separation, the UPREIT Reorganization and the Spin-Off, it is expected that New Parkway will commence operations with five Class A office assets encompassing 8.7 million rentable square feet in the Galleria, Greenway and Westchase submarkets of Houston, Texas. Through the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, New Parkway will also succeed to the Third-Party Services Business. At the effective time of the Spin-Off, New Parkway’s most significant asset will be its direct and indirect ownership of approximately 98% of the limited partnership interests of New Parkway LP, which, together with its subsidiaries, will conduct substantially all of New Parkway’s business, hold substantially all of New Parkway’s consolidated assets and generate substantially all of New Parkway’s revenues.

Parkway and Parkway LP have entered into the Commitment Letter with certain Lenders in which the Lenders have, among other things, agreed to provide to a subsidiary of New Parkway (which subsidiary will be New Parkway LP) the New Parkway Term Loan with an aggregate principal amount of up to $350 million, and the New Parkway Revolving Credit Facility with an aggregate principal amount of up to $50 million, that may be increased to $100 million subject to the satisfaction of certain conditions. The proceeds of the New Parkway Term Loan will be used to fund a $200 million distribution to the partners of New Parkway LP, including, directly and indirectly, Cousins, which will be used to fund a portion of the repayment of approximately $550 million outstanding under Parkway’s existing credit facilities. The proceeds of the New Parkway Revolving Credit Facility retained by New Parkway LP will be used for the general corporate purposes of New Parkway LP following the Spin-Off. The proceeds of the New Parkway Revolving Credit Facility distributed by New Parkway LP to Cousins will be used for the general corporate purposes of Cousins following the Separation and the Spin-Off. The funding of the New Parkway Credit Facilities is contingent on the closing of the Merger and certain other conditions set forth in the Commitment Letter.

Parkway Operating Partnership LP

New Parkway LP, a Delaware limited partnership, will function as the operating partnership of New Parkway following consummation of the Separation, the UPREIT Reorganization and the Spin-Off. As the operating partnership of New Parkway, New Parkway LP will conduct substantially all of New Parkway’s business, hold substantially all of New Parkway’s consolidated assets and generate substantially all of New Parkway’s revenues. At the effective time of the Spin-Off, New Parkway will hold, directly and indirectly, approximately 98% of the partnership interests of New Parkway LP.

THE MERGER

The following is a discussion of the Merger and the material terms of the Merger Agreement by and between Cousins and Parkway. You are urged to read the Merger Agreement carefully and in its entirety, a copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference into this joint proxy statement/prospectus.

Background of the Merger

Each of the Cousins board of directors and Parkway board of directors, acting independently and with the advice of their respective management teams, periodically and in the ordinary course of business, reviews and assesses the performance, business, strategic direction and prospects of Cousins and Parkway, respectively, in light of the current business and economic environment, as well as developments in the office REIT sector, the broader commercial real estate market and the conditions of the capital markets in connection with consideration of their respective long-term business strategies to enhance value for their respective stockholders. From time to time, the boards of directors and management teams of Cousins and Parkway have evaluated and considered a variety of potential financial and strategic options in light of industry developments, changing economic and market conditions and challenges facing participants in the commercial real estate industry.

In this regard, members of the management teams of both Cousins and Parkway from time to time have met or otherwise communicated informally with representatives of other real estate companies and investors regarding industry trends and issues and the performance, business, strategic direction and prospects of their respective companies, including on occasion discussing the possible benefits and issues arising from potential business combinations or other strategic transactions. Cousins was among the companies with which members of Parkway’s management team had informal communications from time to time, including on an informal basis at industry events and elsewhere, and each of Cousins and Parkway was generally familiar with the businesses and operations of the other company. The management teams of Cousins and Parkway regularly updated the members of their respective boards of directors on the status of these communications, both individually and in executive sessions at regularly scheduled board meetings.

On December 10, 2013, the Cousins board of directors met. In an executive session at the meeting, Mr. Larry Gellerstedt, president and chief executive officer of Cousins, reviewed and discussed with the directors the potential trend toward consolidation in the Sun Belt office REIT sector. In light of this potential trend, Mr. Gellerstedt reviewed and discussed with the directors the strategic advantages of a potential transaction that would result in Cousins becoming a larger and more diverse company with an expanded portfolio, greater tenant and geographic diversity and enhanced access to capital markets. Mr. Gellerstedt identified Parkway as a potential counterparty for a business combination transaction with Cousins based on its portfolio of Sun Belt office properties. Mr. Gellerstedt reviewed and discussed with the directors, on a preliminary basis, his views on a potential business combination transaction with Parkway, including with respect to, among other things, the pro forma portfolio of the combined company and the potential structure, terms and benefits of a transaction. Mr. Gellerstedt reviewed and discussed with the directors his view that, in order to achieve Cousins’ strategic objectives in connection with a potential business combination transaction with Parkway, the combined company would have to sell certain of Parkway’s real estate assets located in certain markets in which Cousins did not then own real estate assets. Following discussion, the Cousins board of directors directed Cousins to continue reviewing a potential business combination transaction with Parkway.

On January 28, 2014, Mr. Gellerstedt met with Mr. James R. Heistand, president and chief executive officer of Parkway, in order to discuss industry trends and issues and the performance, business, strategic direction and prospects of their respective companies. During the meeting, Mr. Heistand informally conveyed interest in exploring a potential business combination with Cousins.

Following this meeting and over the next three months, Cousins continued reviewing a potential business combination transaction with Parkway. During this period, Mr. Gellerstedt regularly updated the members of the

Cousins board of directors on the status of this review, both individually and in executive sessions at regularly scheduled meetings of the Cousins board of directors and the members of the Cousins board of directors expressed support for continuing this review.

On May 6, 2014, the Cousins board of directors met. In an executive session at the meeting, Mr. Gellerstedt reviewed and discussed with the directors preliminary perspectives on a potential business combination transaction with Parkway, including with respect to, among other things, the potential structure, terms and benefits of a transaction. Following discussion, the Cousins board of directors directed Cousins to continue reviewing a potential business combination transaction with Parkway and to enter into discussions with Parkway about a potential business combination transaction.

Later on May 6, 2014, Mr. Gellerstedt met with Mr. Heistand to discuss industry trends and issues and the strategic direction of their respective companies. During the meeting, Mr. Heistand again informally conveyed interest in exploring a potential business combination transaction with Cousins, and Messrs. Heistand and Gellerstedt discussed the potential benefits of a business combination transaction involving the two companies.

During May and June 2014, representatives of Cousins and Parkway had further discussions by phone and in person regarding a potential business combination transaction involving the two companies that would be structured with a proposed exchange ratio that would reflect an at-the-market transaction based on the unaffected market prices of Cousins common stock and Parkway common stock and no payment of a control premium to stockholders of Cousins or Parkway. During this period, Messrs. Gellerstedt and Heistand regularly updated the members of their respective boards of directors on the status of these discussions, both individually and in executive sessions at regularly scheduled board meetings and the members of their respective boards of directors expressed continued support for these discussions. In addition, the members of the Cousins board of directors expressed support for representatives of Cousins sending Parkway a non-binding term sheet with respect to a potential business combination transaction involving the two companies that would be structured with a proposed exchange ratio that would reflect an at-the-market transaction based on the unaffected market prices of Cousins common stock and Parkway common stock and no payment of a control premium to stockholders of Cousins or Parkway.

On June 9, 2014, representatives of Cousins sent Parkway a non-binding term sheet, consistent with the terms discussed by the members of the Cousins board of directors, with respect to a potential business combination transaction involving the two companies that would be structured with a proposed exchange ratio that would reflect an at-the-market transaction based on the unaffected market prices of Cousins common stock and Parkway common stock and no payment of a control premium to stockholders of Cousins or Parkway.

On June 19, 2014, Messrs. Gellerstedt, Heistand and Taylor Glover, the non-executive independent chairman of the Cousins board of directors, met in person to discuss the potential structure, terms and benefits of a business combination transaction, including the potential pro forma business plans of the combined company, governance and operational matters and the potential management team of the combined company. Mr. Heistand informed Messrs. Gellerstedt and Glover that the Parkway board of directors and the TPG Parties, in their role as stockholders of Parkway (at the time, the TPG Parties held 23.9% of the outstanding shares of Parkway common stock), would not support a business combination transaction between Cousins and Parkway that did not involve a control premium paid to Parkway stockholders. Messrs. Gellerstedt and Glover reiterated that Cousins was interested in pursuing a potential business combination transaction that would be structured with a proposed exchange ratio that would reflect an at-the-market transaction based on the unaffected market prices of Cousins common stock and Parkway common stock and no payment of a control premium to stockholders of Cousins or Parkway.

During late June through August 2014, representatives of Cousins and Parkway held further informal discussions by phone and in person regarding a potential business combination transaction involving the two companies. During this period, Cousins continued to require that any such transaction between the two companies must be structured as an at-market transaction, while representatives of Parkway continued to state that the Parkway board of directors and the TPG Parties, in their role as stockholders of Parkway, would not support a business combination transaction between Cousins and Parkway that did not involve a control premium paid to Parkway stockholders.

On August 20, 2014, Messrs. Heistand and Gellerstedt spoke telephonically and mutually determined to terminate discussions regarding a potential business combination transaction given the inability to reach an agreement on an approach with respect to transaction consideration.

In early 2015, the Parkway board of directors held a series of meetings and decided to explore possible sale or business combination transactions in order to enhance stockholder value, including through a potential third-party solicitation process for indications of interest in a potential sale and/or business combination transaction (which we refer to as a “third-party solicitation process”). In taking this step, the Parkway board of directors took into consideration its view that the value of Parkway’s real estate asset portfolio, which had been substantially reconstituted since 2011, was achieving historically high rental rates and low capitalization rates in markets in which it was operating, with the exception of the Houston market, which the Parkway board of directors expected, given the impact of declining crude oil prices on the Houston economy, would have a negative effect on the overall strong performance of Parkway in the short-to-medium term. The Parkway board of directors believed that, despite what they viewed as strong performance in all of Parkway’s markets other than Houston, Parkway’s access to capital would be limited by the negative effects of the Houston market on Parkway’s stock price.

During this period, from time to time, Parkway’s management and representatives engaged in informal discussions with four publicly traded REITs, one of which was Cousins, regarding potential strategic transaction opportunities. These four publicly traded REITs were identified based on their likely interest in a potential strategic transaction with Parkway, as well as their expected capacity to consummate such a transaction with Parkway. During this period, Messrs. Gellerstedt and Heistand regularly updated the members of their respective boards of directors on the status of these discussions, both individually and in executive sessions at regularly scheduled board meetings and the members of their respective boards of directors expressed continued support for these discussions.

On April 16, 2015, the Parkway board of directors held a special meeting to interview four investment banks, including BofA Merrill Lynch and Wells Fargo Securities, regarding their possible engagement as financial advisors to Parkway in its consideration of potential strategic options, including a potential third-party solicitation process. After these discussions, Mr. Jeremy R. Dorsett, executive vice president and general counsel of Parkway, reviewed the duties of Parkway’s directors under Maryland law with respect to considering possible sale or business combination transactions in order to enhance stockholder value, including through a potential third-party solicitation process, and the directors engaged in discussions with Mr. Dorsett regarding their duties. After these discussions, the Parkway board of directors met in executive session in order to discuss further, among other things, general strategy with respect to possible sale or business combination transactions in order to enhance stockholder value, including a potential third-party solicitation process.

On April 29, 2015, the Parkway board of directors held a telephonic meeting to resume its discussion of the possible engagement of one or more financial advisors to assist Parkway in evaluating potential strategic options, including a possible sale or business combination transaction through a potential third-party solicitation process. Mr. Heistand also provided updates on recent informal discussions between Parkway’s management and representatives of the four publicly traded REITs, one of which was Cousins, regarding potential strategic transaction opportunities. The directors engaged in discussions regarding these matters with Messrs. Heistand and Dorsett and a representative of Hogan Lovells US LLP (which we refer to as “Hogan Lovells”), Parkway’s legal counsel.

On May 14, 2015, the Parkway board of directors held its regular quarterly meeting. Among other things, the directors met in executive session to receive and discuss additional updates provided by Mr. Heistand regarding potential strategic transaction opportunities. A representative of Hogan Lovells present for the meeting reviewed the duties of the directors under Maryland law with respect to considering possible sale or business combination transactions in order to enhance stockholder value, including through a potential third-party solicitation process, and the directors engaged in discussions with the representative regarding their duties. The directors also resumed their discussion of the possible engagement of one or more financial advisors to assist Parkway in evaluating potential strategic options, including a possible sale or business combination transaction through a potential third-party solicitation process, and discussed the scope of each contemplated engagement and associated fee structures. After discussion, the Parkway board of directors approved the engagements of BofA Merrill Lynch and Wells Fargo Securities as financial advisors to assist Parkway in the exploration of potential strategic options, including a possible sale or business combination transaction through a potential third-party solicitation process.

At various times from May 15 to May 27, 2015, BofA Merrill Lynch and Wells Fargo Securities discussed with members of Parkway’s management strategy and process for soliciting third-party indications of interest, and assisted Parkway’s management in the preparation of marketing materials regarding Parkway and its businesses and in uploading to an electronic data room certain materials and information about Parkway to be shared confidentially with prospective bidders.

On May 28, 2015, the Parkway board of directors held a telephonic meeting with Mr. Dorsett, Mr. David R. O’Reilly, executive vice president and chief financial officer of Parkway, and representatives of BofA Merrill Lynch and Wells Fargo Securities. With these members of management and representatives, the directors discussed the third-party solicitation process, a list of prospective bidders, the due diligence process and the potential timeline for inviting, receiving, evaluating and accepting bids. The directors directed Parkway and its financial advisors to contact a range of prospective bidders, including publicly traded REITs, private investment firms and institutional investors, for proposals for a possible acquisition of, or business combination transactions with, Parkway. These prospective bidders were identified based on their likely interest in a potential business combination transaction with Parkway, as well as their expected capacity to consummate such a transaction with Parkway.

During early June 2015, in accordance with the directives of the Parkway board of directors, representatives of BofA Merrill Lynch and Wells Fargo Securities began to contact prospective bidders regarding Parkway’s third-party solicitation process. During June 2015, 57 prospective bidders were contacted, including Cousins, other publicly traded REITs, private investment firms and institutional investors. These prospective bidders were identified based on their likely interest in a potential business combination transaction with Parkway, as well as their expected capacity to consummate such a transaction with Parkway. In the course of discussions with various prospective bidders during June 2015, Parkway, with input from its financial advisors, assessed the level of interest of each prospective bidder in continuing to participate in the third-party solicitation process, and Parkway ultimately entered into confidentiality agreements with 20 parties, including Cousins on June 15, 2015. The confidentiality agreements generally provided for restrictions on the use and disclosure of confidential due diligence materials shared by Parkway and included customary “standstill” restrictions.

In addition, during early June 2015, Parkway’s management, with the assistance of BofA Merrill Lynch and Wells Fargo Securities, continued to prepare materials regarding Parkway and its businesses, upload additional confidential due diligence materials to an electronic data room for prospective bidders and provide access to the electronic data room to prospective bidders that had entered into confidentiality agreements with Parkway.

On June 12, 2015, the Parkway board of directors held a telephonic meeting with Messrs. O’Reilly and Dorsett and representatives of BofA Merrill Lynch and Wells Fargo Securities in attendance. The directors discussed the affiliation of Mr. Edward M. Casal, a Parkway director who was not present for the meeting, with one of the prospective bidders that had executed a confidentiality agreement and was expected to participate in the third-party solicitation process. Prior to the meeting, Mr. Casal had expressed his intention to be recused from the Parkway board of directors and all committee assignments during the course of the third-party solicitation process and any potential strategic transaction involving the party with which he was affiliated. After these discussions, Mr. Heistand provided updates on the third-party solicitation process, including discussion of the parties that entered into confidentiality agreements and their commencement of due diligence. The directors engaged in discussions with the members of Parkway’s management team and Parkway’s financial advisors regarding, among other things, the list of prospective bidders and their stated levels of interest, timing considerations and overall process.

Also on June 12, 2015, Mr. Heistand called Mr. Gellerstedt and the two discussed, at a high level, the status and anticipated timing for Parkway’s third-party solicitation process, as well as structuring options for a potential transaction.

On June 15, 2015, Parkway granted Cousins and its representatives access to its electronic data room and representatives of Cousins and Parkway met in person to discuss a potential business combination transaction in which Cousins would acquire all of Parkway’s outstanding common stock in a merger for consideration consisting of Cousins common stock.

In addition, during the weeks of June 15 and June 22, 2015, at the direction of the Parkway board of directors, representatives of BofA Merrill Lynch and Wells Fargo Securities also conducted in-person meetings with 11 of the prospective bidders, including publicly traded REITs, private investment firms and institutional investors, that had expressed interest in holding an in-person meeting regarding a potential strategic transaction with Parkway.

On or around June 16, 2015, representatives of Cousins informed representatives of Parkway that Cousins was terminating conversations with Parkway, as Cousins was no longer interested in pursuing a potential business combination transaction with Parkway because Parkway held a significant number of real estate assets in markets in which Cousins did not then own real estate assets.

On or around June 19, 2015, Mr. Heistand contacted Mr. Gellerstedt to determine whether Cousins would be interested in exploring a two-step business combination transaction in which Parkway would sell certain of its real estate assets in markets in which Cousins did not then own real estate assets, following which Cousins would acquire all of Parkway’s outstanding common stock in a merger for consideration consisting of Cousins common stock and cash proceeds from the real estate asset sales (which we refer to as a “two-step asset sale/merger transaction”). The representatives of Cousins indicated that Cousins would be interested in resuming discussions with Parkway in order to explore a two-step asset sale/merger transaction. From around June 19, 2015 until September 1, 2015, representatives of Cousins and Parkway participated in a series of meetings and telephonic discussions in order to discuss matters related to a two-step asset sale/merger transaction, including, among other things, due diligence matters and the potential structure, terms and benefits of such a transaction. During this period, the management teams of Cousins and Parkway regularly updated the members of their respective boards of directors on the status of these discussions, both individually and in executive sessions at regularly scheduled board meetings and the members of their respective boards of directors expressed continued support for these discussions.
Also on June 19, 2015, certain media outlets reported that Parkway was engaged in discussions regarding potential entity-level transactions or asset sales and that Cousins was one of the most likely bidders.

On June 22, 2015, Cousins retained Wachtell, Lipton, Rosen & Katz (which we refer to as “Wachtell Lipton”) as its legal advisor and Goldman Sachs as its financial advisor in connection with a potential business combination transaction involving Parkway.

On June 25, 2015, the Parkway board of directors held a special meeting. Mr. Dorsett and an observer designated by the TPG Parties were also present for the meeting. Mr. Heistand provided updates on the third-

party solicitation process, and BofA Merrill Lynch and Wells Fargo Securities, after joining the meeting by telephone, summarized their meetings with prospective bidders and relayed feedback received from such prospective bidders. The directors discussed various matters with the members of Parkway’s management team and Parkway’s financial advisors, including, with respect to each bidder, the probability of success, potential impediments to a transaction, available capital resources and process timeline. After these discussions, the representatives of Parkway’s financial advisors were excused from the meeting and the Parkway board of directors continued its discussion of the voluntary recusal of Mr. Casal from the Parkway board of directors and all committee assignments and the reassignment of other directors to fill the committee vacancies. Mr. Casal was not present at the meeting. After discussion, the Parkway board of directors determined that it was in the best interests of Parkway that Mr. Casal cease being involved in the activities of the investment committee and the governance committee and appointed other board members to fill the resulting committee vacancies. Accordingly, thereafter, Mr. Casal did not attend any meetings of the Parkway board of directors or its committees until his affiliate was no longer involved in the third-party solicitation process.

During June 2015, in accordance with the directives of the Parkway board of directors, Parkway’s financial advisors conducted follow-up calls with prospective bidders and responded to several requests by prospective bidders for additional due diligence materials on Parkway in connection with Parkway’s third-party solicitation process.

On July 2, 2015, in accordance with the directives of the Parkway board of directors, BofA Merrill Lynch and Wells Fargo Securities sent process letters on behalf of Parkway to each prospective bidder that had entered into a confidentiality agreement with Parkway in connection with Parkway’s third-party solicitation process, including Cousins, requesting that each such party submit a proposal with respect to a potential strategic transaction involving Parkway.

On July 22, 2015, in a series of separate telephonic conversations, members of Cousins’ management team updated all of the members of the Cousins board of directors on the status of discussions with Parkway in connection with Parkway’s third-party solicitation process. During these calls, members of Cousins’ management team reviewed and discussed with the individual directors the strategic rationale for a potential two-step asset sale/merger transaction. In addition, during these calls, members of Cousins’ management team reviewed and discussed with the individual directors a preliminary financial analysis prepared by Goldman Sachs of a potential two-step asset sale/merger transaction. Following these discussions, the members of the Cousins board of directors expressed their support for continued discussions with representatives of Parkway and directed members of Cousins’ management team to send Parkway a non-binding proposal with respect to a potential two-step asset sale/merger transaction, consistent with the terms discussed with the directors on these calls.

From July 21 to July 23, 2015, Parkway received non-binding proposals from six bidders with respect to a potential strategic transaction involving Parkway, including:

•	a non-binding proposal, dated July 22, 2015, from Cousins with respect to a potential two-step asset sale/merger transaction in which Parkway would first sell certain real estate assets in Jacksonville, Orlando and Tampa, Florida and Houston, Texas (with such sales indicatively valued at approximately $10.67 per share in the aggregate, based on due diligence materials provided by Parkway), and then Cousins would acquire all of Parkway’s outstanding common stock in a merger for per share consideration consisting of 0.8971 of a share of Cousins common stock (valued at $9.43 per share based on the 30-day volume-weighted average price of Cousins common stock as of July 21, 2015), such proposal representing a total value of approximately $20.10 per share of Parkway’s outstanding common stock;

•	a non-binding oral proposal, received on or around July 22, 2015, from the U.S. investment management division of a global insurance company (which we refer to as “Company A”), which proposed to acquire all of Parkway’s outstanding common stock for $20.00 per share in cash, subject to, among other things, the satisfaction of certain financing conditions and the receipt of approval from the board of directors of Company A’s parent company;

•	a non-binding proposal, dated July 21, 2015, from an NYSE-listed office REIT (which we refer to as “Company B”) to acquire all of Parkway’s outstanding common stock for $19.25 per share in cash, subject to, among other things, Parkway’s sale of certain real estate assets in Jacksonville and Orlando, Florida, Austin and Houston, Texas, Charlotte, North Carolina, and Philadelphia, Pennsylvania;

•	a non-binding proposal, dated July 21, 2015, from an NYSE-listed office REIT to purchase certain of Parkway’s real estate assets in Atlanta, Georgia, Orlando and Tampa, Florida, Charlotte, North Carolina, and Austin, Texas for an aggregate purchase price of up to approximately $1.6 billion in cash, with such cash purchase price to be paid from cash on hand, a revolving credit facility and potential equity and debt offerings;

•	a non-binding proposal, dated July 21, 2015, from an NYSE-listed office REIT to purchase, for a combination of cash, stock and assumed debt valued at approximately $1.25 billion in the aggregate, certain of Parkway’s real estate assets in Austin and Houston, Texas, and Philadelphia, Pennsylvania; and

•	a non-binding oral indication of interest, received on or around July 22, 2015, from a global private investment firm, which was unwilling to submit a written proposal at that time given its ongoing due diligence review, but expressed interest in a potential acquisition of all of Parkway’s outstanding common stock for potentially as much as $20.00 per share in cash.

The other 14 parties that had entered into confidentiality agreements with Parkway ultimately did not submit proposals in connection with Parkway’s third-party solicitation process.

On July 23, 2015, the Parkway board of directors held a telephonic meeting, with members of Parkway’s management team and representatives of BofA Merrill Lynch and Wells Fargo Securities in attendance, to discuss the six non-binding proposals received in the first round of Parkway’s third-party solicitation process. Mr. Heistand provided updates on the third-party solicitation process, and Parkway’s financial advisors discussed the six non-binding proposals received and potential next steps for the second round of the process. The directors engaged in discussions with the members of Parkway’s management team and Parkway’s advisors regarding the bidders, including, among other things, the potential merits and disadvantages of each non-binding proposal and Parkway’s strategy for the second round. After discussion, the Parkway board of directors recommended that Parkway’s management and financial advisors contact Cousins, Company A and Company B for additional information regarding the terms of their non-binding proposals, as the Parkway board of directors determined that these three proposals were most likely to be value-enhancing for Parkway stockholders relative to the other proposals received in the third-party solicitation process.

Through late July 2015 and early August 2015, Parkway continued to discuss the terms of the non-binding proposals received from each of Cousins, Company A and Company B.

On August 5, 2015, Company B submitted a revised non-binding proposal to purchase certain of Parkway’s real estate assets in Atlanta, Georgia for $585 million in cash. This proposal was not accepted by the Parkway board of directors, which determined that asset-level sales of core properties in Atlanta would not be value-enhancing for Parkway stockholders relative to the other proposals for entity-level transactions presented in the third-party solicitation process. Throughout Parkway’s third-party solicitation process, Company B did not improve its initial proposal, and negotiations between Parkway and Company B did not progress further.

In addition, on August 5, 2015, Cousins and Parkway amended their confidentiality agreement to permit the provision to Parkway of confidential due diligence materials on Cousins. Following the execution of the amendment to the confidentiality agreement, representatives of Cousins began sending representatives of Parkway certain due diligence information on Cousins.

On August 13, 2015, the Parkway board of directors held a telephonic meeting, with members of Parkway’s management team and representatives of BofA Merrill Lynch and Wells Fargo Securities in attendance, to discuss whether Parkway should conduct a separate process to consider transactions involving the potential disposition of Parkway’s real estate assets in Florida and Houston, Texas, in order to satisfy the conditions of Cousins’ proposal for a two-step asset sale/merger transaction or to mitigate the financing issues raised by Company A’s proposal. The members of Parkway’s management team and Parkway’s financial advisors discussed with the Parkway directors preliminary financial perspectives regarding the potential disposition of Parkway’s real estate assets in Florida and Houston. The Parkway directors discussed that, in addition to some parties that had participated in the third-party solicitation process, eight other investors recently had entered into confidentiality agreements with Parkway and expressed interest in the potential purchase of Parkway’s real estate assets in Florida or Houston. The Parkway directors directed Parkway’s management, with the assistance of Parkway’s financial advisors, to contact prospective investors regarding the potential purchase of Parkway’s real estate assets in Florida or Houston.

Later that day, at the direction of Parkway’s board of directors, Parkway’s management, with the assistance of Parkway’s financial advisors, prepared materials regarding Parkway’s real estate assets in Florida and Houston and began to contact prospective investors, including the eight prospective investors that previously expressed interest, as well as publicly traded REITs, private investment firms and institutional investors, regarding the potential purchase of such real estate assets. These prospective investors were identified based on their likely interest in such a transaction, as well as their expected capacity to consummate such a transaction. A total of 19 prospective investors, including some parties that had executed confidentiality agreements in June 2015 to participate in Parkway’s third-party solicitation process, were contacted to discuss Parkway’s potential real estate asset-level sales in these markets. Over the next several days, prospective investors commenced due diligence reviews and communicated with Parkway’s management and financial advisors regarding potential real estate asset purchases.

On August 20, 2015, Cousins submitted a revised non-binding proposal for a business combination transaction with Parkway based on Cousins’ continued due diligence review of Parkway. Cousins’ revised non-binding proposal contemplated a two-step asset sale/merger transaction in which Parkway would first sell its real estate assets in Jacksonville, Orlando and Tampa, Florida, Houston, Texas and Philadelphia, Pennsylvania and then Cousins would acquire all of Parkway’s outstanding common stock in a merger for consideration consisting of 0.8230 of a share of Cousins common stock.

Also on August 20, 2015, Company A submitted a revised non-binding proposal for a business combination transaction with Parkway based on Company A’s continued due diligence review of Parkway. Company A’s revised non-binding proposal contemplated that Company A would acquire Parkway’s real estate assets in Orlando and Tampa, Florida and Houston, Texas for an aggregate purchase price of $1.78 billion in cash, and that Parkway and Company A would form a joint venture with respect to Parkway’s real estate assets in Jacksonville, Florida, which would be owned 10% by Company A and 90% by a third party. Company A noted that its revised non-binding proposal remained subject to certain financing conditions and corporate approval by its parent company.

In late August 2015, there was general market volatility and the share prices of both Parkway and Cousins declined to 52-week lows, and the price of global crude oil declined to a multi-year low.

On September 1, 2015, Mr. Gellerstedt called Mr. Heistand to inform him that Cousins expected to withdraw from Parkway’s third-party solicitation process because, in Cousins’ view, market volatility and recent changes in Cousins’ and Parkway’s relative stock prices (each of which, in Cousins’ view, was driven in part by the continued decline in global crude oil prices) had negatively impacted the rationale for a transaction, and changes in market conditions (driven in part by volatility in the global crude oil market) had added uncertainty to Parkway’s ability to execute on the contemplated pre-closing real estate asset sales on terms acceptable to the parties. On September 2, 2015, Cousins delivered to Parkway written notice of its decision to withdraw from Parkway’s third-party solicitation process.

Following Cousins’ withdrawal from Parkway’s third-party solicitation process, Parkway continued to pursue a potential transaction with Company A. On September 8, 2015, the Parkway board of directors held a telephonic meeting, with members of the management team and representatives of BofA Merrill Lynch and Wells Fargo Securities in attendance. Mr. Heistand and the financial advisors provided updates on the third-party solicitation process and discussed Cousins’ withdrawal from the process, Company A’s continued interest in the process and ongoing due diligence and updates regarding two other bidders. Parkway’s financial advisors discussed the state of the financial markets since the last meeting of the Parkway board of directors, including, among other things, the recent decline in and greater volatility of U.S. equity prices, decline in commodity prices and concerns regarding China’s economy. Parkway’s financial advisors also discussed preliminary financial perspectives regarding Parkway’s Houston real estate assets, discussed the outlook for crude oil prices and reviewed potential strategic alternatives to the third-party solicitation process, such as sales or joint ventures, as well as potential uses of any proceeds from those alternative transactions such as deleveraging Parkway, executing a share repurchase program or redeploying proceeds to value-added real estate assets.

On October 3, 2015, members of Parkway’s management team met in person with members of Company A’s management team. The parties discussed Company A’s available capital, efforts to raise additional capital for the potential transaction and structuring options, including potential real estate asset sales or joint ventures.

On October 12, 2015, the Parkway board of directors held a telephonic meeting with members of Parkway’s management team to discuss updates on Parkway’s third-party solicitation process. The members of Parkway’s management team summarized their recent meeting with Company A’s management team, including attempts by the parties to structure a potential transaction and discussions of Company A’s efforts to raise equity in connection with the potential transaction, and noted that Company A had not obtained corporate approval to proceed with any entity-level transaction at that time. Parkway’s management team also offered its view that, as a result of recent declines in and volatility of global crude oil prices, Parkway had been unable to obtain bids for potential purchases of its real estate assets in Houston, Texas and Florida that would be value enhancing for its stockholders. Based on these developments, Parkway’s management team recommended that Parkway terminate its process of seeking bids for potential purchases of its real estate assets in Houston, Texas and Florida, as well as its third-party solicitation process, and forego a potential sale or business combination transaction at that time, but to continue to maintain informal communications with representatives of Cousins and Company A. After discussion, the directors determined to terminate Parkway’s real estate asset sale process and third-party solicitation process, but to continue to maintain informal communications with representatives of Cousins and Company A.

On October 13, 2015, Mr. Heistand met in person with Mr. Gellerstedt and the two informally discussed Parkway’s and Cousins’ mutual interest in continuing to explore potential strategic options in the future.

On October 14, 2015, Parkway closed its electronic data room and began to send letters to the parties that had entered into confidentiality agreements with Parkway, instructing such parties to return or destroy the confidential due diligence materials previously provided through the process.

On November 4, 2015, at Mr. Gellerstedt’s invitation, Mr. Heistand, Mr. M. Jayson Lipsey, executive vice president and chief operating officer of Parkway, and Mr. Jason A. Bates, executive vice president and chief investment officer of Parkway, met in person with Mr. Gellerstedt and Mr. Colin Connolly, executive vice president and chief investment officer of Cousins. The parties discussed recent developments affecting their respective businesses, as well as the office REIT sector, the broader commercial real estate market and capital markets conditions, including recent declines in and volatility of global crude oil prices and U.S. equity prices as well as options for a potential combination of Parkway and Cousins, general strategy, growth opportunities and potential real estate asset sales. In order to address Cousins’ concerns, as expressed on September 1, 2015, that changes in market conditions had added uncertainty to Parkway’s ability to execute on previously contemplated pre-closing real estate asset sales on terms acceptable to the parties, the representatives of Cousins and Parkway discussed a potential transaction structure in which Cousins would acquire all of Parkway’s outstanding common stock in a merger for consideration consisting of shares of Cousins common stock and Parkway would be required to seek to sell certain of its real estate assets in markets in which Cousins did not then own real estate assets, but the closing of the merger would not be conditioned on the consummation of any such real estate asset sales (which we refer to as the “stock-for-stock business combination transaction”).

From November 4, 2015 until December 2, 2015, representatives of Cousins and Parkway participated in a series of meetings and telephonic discussions in order to discuss matters related to such a potential stock-for-stock business combination transaction, including, among other things, the potential structure, terms and benefits of a transaction, including transaction consideration, the business plans of the combined company, governance and operational matters and the management team of the combined company. During this period, members of the management teams of Cousins and Parkway regularly updated the members of their respective boards of directors on the status of these discussions, both individually and in executive sessions at regularly scheduled board meetings and the members of their respective boards of directors expressed continued support for these discussions.

On November 10, 2015, Parkway and Cousins again resumed providing certain due diligence materials to each other.

On November 20, 2015, the Cousins board of directors held a meeting. At the meeting, Mr. Gellerstedt reported to the Cousins board of directors on the status of discussions with Parkway. Representatives of Goldman Sachs reviewed with the Cousins board of directors their financial analysis of a potential stock-for-stock business combination transaction, which would result in the combined company being structured as an UPREIT and which would not be conditioned on the consummation of any real estate asset sales by Parkway, but would require Parkway to seek to sell certain real estate assets in Houston, Texas, Philadelphia, Pennsylvania and Jacksonville, Miami and Orlando, Florida. In addition, the Cousins board of directors discussed potential transaction terms and the potential benefits of such a transaction and reviewed current market pricing, portfolio characteristics of Parkway and the pro forma market concentration and distribution of the combined company. Furthermore, the Cousins board of directors also reviewed and discussed the strategy for short-term actions to reduce the Houston portfolio of the combined company. Representatives of Wachtell Lipton and Goldman Sachs reviewed and discussed with the directors a proposed non-binding term sheet for a potential business combination transaction. In addition, representatives of Wachtell Lipton discussed with the members of the Cousins board of directors the legal standards applicable to its decisions and actions with respect to a potential business combination transaction. Following these discussions, the members of the Cousins board of directors expressed their support for continued discussions with representatives of Parkway and directed Mr. Gellerstedt to send Parkway a non-binding proposal for a stock-for-stock business combination transaction consistent with the terms discussed with the directors.

Later that same day, at the direction of the Cousins board of directors, representatives of Cousins sent a non-binding term sheet to Parkway, which proposed a stock-for-stock business combination transaction in which Cousins would acquire all of Parkway’s outstanding common stock in a merger for consideration consisting of 1.68 shares of Cousins common stock for each outstanding share of Parkway common stock. The non-binding term sheet noted that the merger would not be conditioned on Parkway selling any real estate assets prior to closing of the merger, but that any definitive merger agreement would require Parkway to seek to sell certain real estate assets in Houston, Texas, Philadelphia, Pennsylvania and Jacksonville, Miami and Orlando, Florida. The non-binding term sheet contemplated that following the merger, the combined company would be structured as an UPREIT. The non-binding term sheet also proposed certain deal protections, including a mutual termination fee of 5.0% of Parkway’s equity value and certain “no-shop” and “force the vote” provisions.

Later in the day on November 20, 2015, Parkway again granted Cousins and its representatives access to an electronic data room containing due diligence information on Parkway.

On the morning of November 23, 2015, the Parkway board of directors held a telephonic meeting, with members of Parkway’s management team and representatives of BofA Merrill Lynch and Wells Fargo Securities in attendance, to discuss the non-binding term sheet received from Cousins. The members of Parkway’s management team provided a detailed summary of the non-binding term sheet and Parkway’s financial advisors discussed with the Parkway board of directors preliminary financial perspectives regarding Parkway, Cousins and the proposed business combination transaction.

Later that day, Messrs. Heistand and Gellerstedt, Cousins chairman Mr. Taylor Glover and a representative of the TPG Parties met in person. Mr. Heistand initiated the meeting as an opportunity for Cousins to meet and assess the TPG Parties’ willingness to support a potential business combination transaction involving Parkway and Cousins.

On November 25, 2015, the Parkway board of directors held a telephonic meeting with members of Parkway’s management team to resume discussion and evaluation of Cousins’ non-binding term sheet. The members of Parkway’s management team provided an overview of additional materials on the non-binding term sheet, which included discussion of potential benefits of a combined company and other potential considerations. The members of Parkway’s management team also provided a detailed comparison of the two companies’ Houston portfolios and a discussion of the Atlanta and Charlotte markets. The directors engaged in discussions with the management team regarding these matters. After these discussions, the members of Parkway’s management team, except for Mr. Heistand, were excused from the meeting and the Parkway board of directors continued in executive session to discuss the potential combination of Parkway and Cousins. Among other things, the directors discussed the proposed exchange ratio, current dividend payout ratio, current leverage levels and potential efficiencies associated with the greater scale of a combined company, the concentration of both companies’ real estate assets in Houston and Atlanta and potential risks that such concentration might pose for the combined company and several aspects of the companies’ respective portfolios, including asset quality, tenant quality/credit, lease rollover and re-tenanting cost. At the directors’ request, Mr. Heistand discussed alternative strategic options for Parkway if Parkway were not to consummate a potential business combination transaction with Cousins. The Parkway board of directors directed the members of Parkway’s management team to continue conducting a due diligence review of Cousins.

Later that day, Mr. Heistand called Mr. Gellerstedt to provide an update regarding the recent discussions of the Parkway board of directors.

On December 2, 2015, Mr. Heistand informed Mr. Gellerstedt that the Parkway board of directors and the TPG Parties, in their role as stockholders of Parkway, had each expressed concerns that the potential stock-for-stock business combination transaction would result in Parkway’s legacy stockholders having increased exposure to Houston and that, as such, Parkway would need additional time to conduct due diligence before entering into any such transaction. Following this conversation, Mr. Gellerstedt updated certain members of the Cousins board of directors, individually, on the conversation with Mr. Heistand, and such members of the Cousins board of directors recommended that Cousins terminate negotiations with Parkway regarding a potential business combination transaction because (1) such directors had concerns that a near-term sale of certain of the Houston real estate assets of the combined company might not be value enhancing for stockholders of the combined company, and that changes in market conditions (driven in part by volatility in the global crude oil market) had added uncertainty to the ability to execute on such a sale on terms acceptable to the parties and (2) in their view, market volatility and recent changes in Cousins’ and Parkway’s relative stock prices (each of which, in the view of the Cousins directors, was driven in part by the continued decline in global crude oil prices) had negatively impacted the rationale for a transaction. Following these conversations, Mr. Gellerstedt informed Mr. Heistand that Cousins was terminating negotiations with Parkway regarding a potential business combination transaction.

From time to time, Parkway’s management team continued to engage in discussions with Company A’s management team regarding one or more potential transactions between the companies, including potential real estate asset sales and joint ventures and the proposed structuring of such transactions. On December 8, 2015, Mr. Heistand met with members of Company A’s management team to discuss potential transaction structures and Company A’s continued efforts to raise equity and obtain corporate approval for a possible transaction.

In early February 2016, following periodic discussions, Company A informed Parkway that it did not intend to make a proposal for a potential acquisition or other transaction involving Parkway. Company A indicated that it had been unable to obtain corporate approval from its parent company for an entity-level transaction.

From time to time between August 2015 and February 2016, Parkway’s management team and financial advisors continued to review potential strategic options, including a potential transaction structure in which Cousins would acquire Parkway in a stock-for-stock merger, followed by the simultaneous spin-off of the Houston-based real estate assets of the combined company into a new publicly traded REIT, New Parkway, which transaction would result in Cousins and New Parkway each being structured as an UPREIT (which we refer to as a “two-step merger/spin transaction”). On February 4, 2016, Parkway’s management team and financial advisors discussed preliminary financial perspectives regarding a two-step merger/spin transaction.

On February 10, 2016, Mr. Lipsey and Mr. Connolly had a conversation, and proposed re-initiating conversations in order to explore informally Cousins’ interest in a potential two-step merger/spin transaction.

From February 10, 2016 until March 7, 2016, representatives of Cousins and Parkway held several informal, high-level telephonic discussions regarding the potential structuring of a two-step merger/spin transaction. During this period, Cousins did not conduct any due diligence on Parkway and did not prepare any substantive financial analysis of a two-step merger/spin transaction.

On February 18, 2016, the Parkway board of directors held its regular quarterly meeting in person. Among other things, the directors discussed various strategic alternatives, including the potential two-step merger/spin transaction with Cousins.

On March 3, 2016, the Parkway board of directors held a telephonic meeting, with members of Parkway’s management team and representatives of BofA Merrill Lynch and Wells Fargo Securities in attendance, to discuss the potential two-step merger/spin transaction with Cousins. Parkway’s financial advisors discussed with the Parkway board of directors the potential two-step merger/spin transaction with Cousins, and the directors engaged in discussions with input from the members of Parkway’s management regarding financial matters pertaining to Parkway, Cousins and the combined company, the proposed merger and spin-off and potential alternative strategic options for Parkway, such as a share repurchase program. In connection with these discussions, the Parkway board of directors requested that the members of Parkway’s management team continue analyzing the potential two-step merger/spin transaction with Cousins.

On March 4, 2016, Mr. Heistand called Mr. Gellerstedt and the two informally discussed at a high-level the potential benefits of a two-step merger/spin transaction.

From March 7, 2016 until the execution of the Merger Agreement, representatives of Cousins and Parkway participated in a series of meetings and telephonic discussions in order to discuss matters related to a potential two-step merger/spin transaction, including, among other things, due diligence matters and the potential structure, terms and benefits of a transaction, including transaction consideration, the timing of the spin-off, the taxability of the transaction, the business plans of the combined company, governance and operational matters and the management team of the combined company. As part of these discussions, Cousins gave clear direction to Parkway that the Cousins board of directors would not consider any proposed terms for a potential transaction until fully approved by the Parkway board of directors and Cousins had assurance of the support of the TPG Parties. During this period, Mr. Gellerstedt regularly updated the members of the Cousins board of directors individually on the status of discussions with Parkway, and the members of the Cousins board of directors expressed continued support for these discussions.

On March 21, 2016, the Parkway board of directors held a telephonic meeting, with members of Parkway’s management team and representatives of BofA Merrill Lynch and Wells Fargo Securities in attendance, to discuss updates regarding the potential two-step merger/spin transaction with Cousins. The directors again discussed various aspects of the potential transaction, including, among other things, proposed real estate asset sales, transaction structure, expected tax consequences, anticipated transaction costs, financial information pertaining to the combined company and New Parkway, potential cash net operating income growth of the combined company and New Parkway and the roll-out strategy for New Parkway. In connection with these discussions, the Parkway board of directors requested additional materials from the members of Parkway’s management team regarding the potential two-step merger/spin transaction with Cousins, including with respect to the proposed governance and pro forma balance sheet for New Parkway.

On March 22, 2016, Mr. Gellerstedt called Mr. Heistand and the two discussed the potential two-step merger/spin transaction, recent discussions of the Parkway board of directors and Cousins board of directors, potential governance arrangements and related matters. Mr. Heistand indicated that Parkway intended to submit a non-binding term sheet to Cousins with respect to a potential two-step merger/spin transaction.

On the afternoon of March 24, 2016, the Parkway board of directors held a telephonic meeting with members of Parkway’s management team to continue discussion of the potential two-step merger/spin transaction with Cousins. Among other things, the directors discussed a proposed non-binding term sheet and potential governance arrangements for the combined company and New Parkway, as well as the appropriate cash and leverage levels for each company. In executive session, after discussion, the Parkway board of directors unanimously approved and authorized the members of Parkway’s management team to send a non-binding term sheet to Cousins.

Later that day, Parkway sent a non-binding term sheet to Cousins, which Parkway indicated had been approved by its board of directors and had the support of the TPG Parties. The term sheet proposed that Cousins would acquire Parkway in a stock-for-stock merger, for consideration consisting of 1.68 shares of Cousins common stock for each outstanding share of Parkway common stock and contemplated a simultaneous spin-off of the Houston-based real estate assets of the combined company into a new publicly traded REIT, which would result in Cousins and New Parkway each being structured as an UPREIT. In addition, the term sheet contemplated that Cousins would continue to be led by Mr. Gellerstedt and Cousins’ existing management team, Cousins’ board of directors would initially consist of five directors designated by the Cousins board of directors, three directors designated by the Parkway board of directors and one director designated by TPG Pantera, and New Parkway’s board of directors would initially consist of three directors designated by the Cousins board of directors, two directors designated by the Parkway board of directors and two directors designated by TPG Pantera. The term sheet also proposed that the TPG Parties would receive certain registration rights and preemptive rights at Cousins and New Parkway following the merger, in each case consistent with the TPG Parties’ existing rights with respect to Parkway pursuant to the TPG Parties’ existing stockholders agreement with Parkway.

Following receipt of the term sheet, Mr. Gellerstedt consulted a number of Cousins’ directors individually and determined to counter Parkway’s proposal orally, subject to full discussion with and approval by the Cousins board of directors.

On March 25, 2016, Mr. Heistand called Mr. Gellerstedt and the two discussed Parkway’s non-binding term sheet. Mr. Gellerstedt orally responded to Mr. Heistand with a proposed exchange ratio of 1.51 shares of Cousins common stock for each outstanding share of Parkway common stock (which reflected the trading ratio between Cousins common stock and Parkway common stock as of the close of trading on March 24, 2016). Mr. Gellerstedt also discussed certain other aspects of Parkway’s non-binding term sheet, including the TPG Parties’ proposed post-closing rights with Cousins and New Parkway, the timing and conditionality of the Houston spin-off, the tax treatment of the spin-off and the proposed post-closing governance provisions.

On March 29, 2016, the Cousins board of directors held a meeting. At the meeting, members of Cousins’ management team and representatives of Wachtell Lipton and Goldman Sachs reported to the Cousins board of directors on the status of discussions with Parkway. The members of Cousins’ management team and the representatives of Wachtell Lipton and Goldman Sachs reviewed and discussed with the directors the non-binding term sheet delivered by representatives of Parkway and reviewed and discussed with the directors the strategic rationale for the potential two-step merger/spin transaction. In addition, the members of Cousins’ management team reviewed and discussed with the directors the portfolio mix, operations and potential strategies of Cousins and New Parkway following the potential two-step merger/spin transaction. In addition, representatives of Wachtell Lipton discussed with the members of the Cousins board of directors the legal standards applicable to its decisions and actions with respect to a potential business combination transaction. Following discussion, the Cousins board of directors approved Cousins’ continued review and investigation of a potential two-step merger/spin transaction with Parkway and approved Cousins entering into a non-binding term sheet with Parkway with terms consistent with those discussed at the meeting.

Following that meeting, on March 29, 2016, Cousins delivered to Parkway a revised non-binding term sheet providing for, among other things, a proposed exchange ratio of 1.60 shares of Cousins common stock for each outstanding share of Parkway common stock, a potentially delayed Houston spin-off and requirement that it qualify as a tax-free transaction, a voting agreement by the TPG Parties and significant changes to the proposed governance arrangements.

On April 1, 2016, the Parkway board of directors held a telephonic meeting, with members of Parkway’s management team and representatives of BofA Merrill Lynch, Wells Fargo Securities and Hogan Lovells in attendance, to continue discussion of the potential transaction, including the revised non-binding term sheet from Cousins. The financial advisors discussed with the directors various financial aspects of the proposed transaction. The directors also engaged in discussions with the management team and Parkway’s legal and financial advisors regarding material changes in Cousins’ term sheet. After discussions, the Parkway board of directors determined that the tax-free treatment to Cousins stockholders should not be a condition to consummating the potential transaction, consummation of the Houston spin-off should not be meaningfully delayed following consummation of the merger and New Parkway should not have less than $150 million in cash on its balance sheet immediately following the spin-off. In executive session, after discussion, the Parkway board of directors unanimously approved and authorized the members of Parkway’s management team to send a revised non-binding term sheet to Cousins incorporating these positions.

Later that day, Parkway delivered to Cousins a revised non-binding term sheet, which provided for a potential stock-for-stock merger of Parkway into Cousins with a proposed exchange ratio of 1.66 shares of Cousins common stock for each outstanding share of Parkway common stock, a contemporaneous spin-off of the Houston real estate assets, no condition that the spin-off would qualify as a tax-free transaction and a requirement that New Parkway’s initial balance sheet have at least $150 million cash on hand. The revised non-binding term sheet noted that all governance arrangements remained open for discussion by the parties.

On April 3, 2016, each of Parkway and Cousins opened its electronic data room for continued due diligence.

Also on April 3, 2016, Mr. Heistand called Mr. Gellerstedt and the two discussed the potential transaction and recent discussions of the Parkway board of directors, including that the tax-free treatment to Cousins stockholders could not be a condition to consummating the potential transaction, consummation of the Houston spin-off should not be meaningfully delayed following consummation of the merger and New Parkway should not have less than $150 million in cash on its opening balance sheet.

On April 5, 2016, a group of Parkway directors unaffiliated with the TPG Parties, which consisted of chairman Mr. James A. Thomas, Mr. Charles T. Cannada, Ms. Laurie L. Dotter, Ms. Brenda J. Mixson and Mr. Heistand, held a telephonic meeting to discuss proposed governance arrangements for the TPG Parties in connection with the potential transaction. After discussions, this group approved parameters for the governance of New Parkway and authorized the TPG Parties to negotiate directly with Cousins regarding the TPG Parties’ governance rights in both Cousins and New Parkway following the proposed transaction and a possible voting agreement by the TPG Parties in support of the potential transaction with Cousins. After the meeting, a representative of Hogan Lovells communicated these parameters and instructions to representatives of the TPG Parties. On April 6, 2016, Mr. Gellerstedt and a representative of the TPG Parties had a telephone meeting regarding the proposed governance arrangements for the TPG Parties and a possible voting agreement in connection with the potential merger of Cousins and Parkway.

Also on April 6, 2016, Cousins delivered to Parkway a revised non-binding term sheet, which provided revised terms with respect to, among other things, a potential stock-for-stock merger of Parkway into Cousins, a proposed exchange ratio of 1.60 shares of Cousins common stock for each outstanding share of Parkway common stock, the contemporaneous spin-off of New Parkway and governance arrangements for the combined company and for New Parkway. The revised non-binding term sheet also removed other provisions to which Parkway had objected, including the delay of the spin-off of New Parkway and the condition that the spin-off qualify as a tax-free transaction, and provided that New Parkway would have $150 million in cash on its pro form a balance sheet following the spin-off.

On April 7, 2016, the Parkway board of directors held a telephonic meeting with members of Parkway’s management team and representatives of Hogan Lovells to continue discussion of the potential transaction, including Cousins’ further revised non-binding term. The directors discussed, among other things, Mr. Heistand’s recent discussions with Mr. Gellerstedt, governance arrangements for the combined company and New Parkway, including additional governance proposals of the TPG Parties and other terms of the potential transaction. The directors also engaged in discussions with the members of Parkway’s management team and the representatives of Hogan Lovells regarding proposed revisions to the non-binding term sheet. After discussion, the Parkway board of directors unanimously approved and authorized the management team to send a revised non-binding term sheet to Cousins.

Later that day, Parkway delivered to Cousins a revised non-binding term sheet, which provided further revised terms with respect to, among other things, a potential stock-for-stock merger of Parkway into Cousins with a proposed exchange ratio of 1.64 shares of Cousins common stock for each outstanding share of Parkway common stock, the contemporaneous spin-off of New Parkway and governance arrangements for the combined company and for New Parkway.

On April 7 and April 8, 2016, representatives of Cousins held several calls with representatives of Parkway to discuss Parkway’s latest non-binding term sheet. The representatives of Cousins noted that Cousins would not agree to an exchange ratio greater than 1.63 shares of Cousins common stock for each outstanding share of Parkway common stock.

Also on April 7 and April 8, 2016, Mr. Heistand contacted members of the Parkway board of directors to provide an update regarding discussions with Cousins as to the terms of the potential transaction, including the proposed exchange ratio. On April 8, 2016, the Parkway board of directors determined to send a revised non-binding term sheet to Cousins proposing, among other things, an exchange ratio of 1.63 shares of Cousins common stock for each outstanding share of Parkway common stock in connection with the potential merger.

On April 9, 2016, Parkway delivered to Cousins a revised non-binding term sheet, which provided for the potential stock-for-stock merger of Parkway into Cousins with the exchange ratio of 1.63 shares of Cousins common stock for each outstanding share of Parkway common stock and the contemporaneous spin-off of New Parkway. In addition, the term sheet contemplated that Cousins would continue to be led by Mr. Gellerstedt and the existing Cousins’ management team, Cousins’ board of directors would initially consist of five directors designated by the Cousins board of directors, three directors designated by the Parkway board of directors and one director designated by TPG Pantera, and New Parkway’s board of directors would initially consist of three directors designated by the Cousins board of directors, two directors designated by the Parkway board of directors and two directors designated by TPG Pantera. The term sheet also proposed that the TPG Parties would receive certain registration rights at Cousins and certain registration rights and preemptive rights at New Parkway following the merger and the spin-off, in each case consistent with the TPG Parties’ existing rights with respect to Parkway pursuant to the TPG Parties’ existing stockholders agreement with Parkway. On that date, the parties each accepted and agreed to this non-binding term sheet. The management teams of Parkway and Cousins contacted their respective board members to inform them of the parties’ acceptance of the term sheet and received their authorization to proceed with negotiations of the proposed transactions and related agreements.

Later on April 9, 2016, Wachtell Lipton, on behalf of Cousins, provided an initial draft of the merger agreement to Parkway and Hogan Lovells. On April 15, 2016, Hogan Lovells, on behalf of Parkway, provided initial comments on the draft merger agreement to Cousins and Wachtell Lipton. Over the next few weeks, Cousins, Parkway and their respective legal representatives continued to negotiate the terms of the merger agreement and related transaction documents and to finalize their respective due diligence reviews. Representatives of Cousins and Parkway exchanged several drafts of the merger agreement and related transaction documents and held several conference calls to discuss these drafts and identify items to be discussed between Cousins and Parkway, including deal protection provisions, termination rights, interim operating covenants, conditions of certain real estate asset sales, structuring of the reorganization and spin-off, the financing of New Parkway and the terms of a voting agreement that would obligate the TPG Parties to vote their shares in favor of the merger, subject to certain exceptions. During April 2016, the parties continued discussions on these and other items and made significant progress in drafting the merger agreement and related transaction documents and conducting their respective due diligence. Throughout this process, each of the management teams of Parkway and Cousins informed the members of its respective board of directors regarding key developments on an ongoing basis.

Concurrently with these discussions, the TPG Parties and their legal counsel engaged in negotiations with each of Cousins and Parkway regarding the proposed transaction and exchanged several drafts of the voting agreement and the stockholders agreements for Cousins and New Parkway. The parties negotiated these agreements consistent with the agreed-upon non-binding term sheet.

Also in early- to mid-April 2016, in connection with evaluating the potential Houston spin-off, Parkway management discussed with the members of the Parkway board of directors certain matters relating to the expected capitalization of, and proposed financing for, New Parkway. During the course of these discussions, Parkway management indicated that it believed it would be beneficial if BofA Merrill Lynch and Wells Fargo Securities and/or certain of their respective affiliates were to arrange and/or provide the proposed financing for New Parkway, particularly given BofA Merrill Lynch’s and Wells Fargo Securities’ familiarity with Parkway and the assets to be included in the Houston spin-off by virtue of their engagement in connection with the Merger and related transactions and as existing lenders to Parkway, Cousins and/or their respective affiliates. After considering the benefits and potential conflicts of interest that might arise, the Parkway board of directors concurred and authorized Parkway’s management to request BofA Merrill Lynch’s and Wells Fargo Securities’ participation in such financing. Thereafter, Cousins, Parkway and their respective legal counsels engaged in negotiations with the Lenders and their counsel regarding the proposed financing for New Parkway in connection with the Houston spin-off and exchanged several drafts of the merger agreement and related transaction documents, including drafts of the commitment letter and related documents associated with such financing.

Also throughout this process, Parkway and Mr. Thomas and their respective representatives engaged in negotiations regarding the modifications to the existing tax protection and governance arrangements in favor of Mr. Thomas and certain of his affiliates in connection with the proposed transaction. On April 11, 2016, representatives of Mr. Thomas sent to Parkway a draft of a letter agreement that proposed modifications to Mr. Thomas’ governance rights and tax protection arrangements in the event of a merger of Parkway and Cousins and a spin-off of the combined Houston real estate assets into a separate publicly traded REIT. Over the next two weeks, the parties exchanged drafts of the letter agreement and reached general agreement regarding the modifications to the governance rights and tax protection arrangements for the investors related to Mr. Thomas and the term of the proposed arrangements. Parkway provided a draft of the letter agreement to Cousins for its comments on April 25, 2016, after the letter agreement was presented to the Parkway board of directors, and representatives of Cousins provided comments to Parkway on such draft.

On April 22, 2016, the Parkway board of directors held a telephonic meeting, with members of Parkway’s management team and representatives of Hogan Lovells in attendance, to discuss updates to and evaluate the proposed transaction, including the latest draft merger agreement, related transaction documents, summaries of such documents and negotiations between the parties, including the discussions relating to the proposed stockholders agreements for the TPG Parties and the letter agreement with Mr. Thomas and his affiliates. Mr. Heistand and other members of Parkway’s management team provided an update on due diligence and the negotiation of documents in connection with the proposed transaction. The directors discussed, among other things, management’s due diligence review of Cousins. Mr. O’Reilly also provided a status update with respect to the proposed financing for New Parkway and members of the Parkway board of directors discussed these matters. Next, a representative of Hogan Lovells reviewed the duties of the directors under Maryland law with respect to considering the proposed transaction with Cousins and the directors engaged in discussions with the representative regarding their duties, including that the merger agreement was being negotiated to include deal protection provisions consistent with these duties, that disinterested members of the Parkway board of directors should independently consider any potential conflicts of interest of individual directors and that any change-in-control transaction should be approved by a majority of disinterested directors in addition to the full Parkway board of directors. Hogan Lovells then summarized the legal due diligence investigation of Cousins and discussed the draft merger agreement and related transaction documents. The directors also discussed, among other things, the structure of the transaction as a REIT-level stock-for-stock merger with a reorganization and spin-off of the Houston real estate assets, the proposed exchange ratio, merger mechanics, representations and warranties, interim operating covenants, closing conditions, termination rights and general provisions of the draft merger agreement. The directors, members of Parkway’s management team and representatives of Hogan Lovells also discussed that, during negotiations, Parkway had rejected and indicated it would continue to reject Cousins’ proposal to include “force the vote” provisions in the draft merger agreement and that Parkway would continue to require fiduciary-out termination rights to allow either party to accept a superior proposal from a third party. The members of Parkway’s management team indicated that these and other items remained subject to ongoing negotiations among the parties and that Parkway’s management team would continue to inform the Parkway board of directors regarding developments on an ongoing basis.

In addition, on April 22, 2016, the audit committee of the Cousins board of directors held a meeting. At the meeting, among other things, representatives of Deloitte & Touche LLP (which we refer to as “Deloitte & Touche”) reviewed with the directors the results of their tax due diligence review of Parkway.

On April 22 and April 23, 2016, the parties continued to negotiate the final terms of the proposed transaction and the parties ultimately reached an agreement in principle on certain outstanding points, including agreement that the merger agreement would not contain a “force the vote” provision and would contain fiduciary-out termination rights to allow either party to accept a superior proposal from a third party and agreement to a termination fee in the amount of $65 million (following initial proposals ranging from $50 million to $115 million), and an expense reimbursement amount of $20 million (following initial proposals ranging from $5 million to $35 million). As of the morning of April 24, 2016, the draft merger agreement and related transaction documents were substantially complete.

On April 24, 2016, the Cousins board of directors held a meeting. At the meeting, representatives of Wachtell Lipton, Goldman Sachs and Cousins’ management team reported to the Cousins board of directors on the status of discussions with Parkway. Representatives of Wachtell Lipton discussed with the members of the Cousins board of directors the legal standards applicable to its decisions and actions with respect to the proposed two-step merger/spin transaction. Following discussion, the members of the Company’s management and representatives of Deloitte & Touche and Wachtell Lipton reviewed with the directors the results of their due diligence review of Parkway. In addition, the representatives of Wachtell Lipton discussed with the members of the Cousins board of directors the terms of the proposed merger agreement and related transaction documents. Representatives of Goldman Sachs then reviewed with the Cousins board of directors their preliminary financial analysis of a potential two-step merger/spin transaction. The Cousins board of directors discussed potential transaction terms and the potential benefits of such a merger/spin transaction and reviewed current market pricing, portfolio characteristics of Parkway and the pro forma market concentration and distribution of the combined company.

Thereafter, over the next few days, the parties continued to negotiate the final terms of the proposed transaction and finalize the related transaction documents. Representatives of Wachtell Lipton and Hogan Lovells continued to exchange drafts of the merger agreement and related transaction documents and held several telephone calls to discuss these drafts and finalize the few remaining outstanding points.

On April 27, 2016, the compensation committee of the Parkway board of directors held a telephonic meeting to discuss and evaluate the proposed treatment of equity awards for executives expected to be employed by New Parkway. Also that day, the compensation committee discussed the terms of and adopted, by unanimous written consent, a severance plan and retention plan and recommended such plans for approval by the Parkway board of directors.

On April 28, 2016, the Parkway board of directors held a telephonic conference, with members of Parkway’s management team and representatives of BofA Merrill Lynch, Wells Fargo Securities and Hogan Lovells in attendance, to discuss updates regarding the potential transaction and for the Parkway board of directors to consider approving the proposed merger agreement and the transactions contemplated thereby. Representatives of Hogan Lovells summarized the terms of the merger agreement and related transaction documents and responded to questions from the directors. The directors also reviewed and discussed each of the proposed resolutions. Also at this meeting, the Parkway board of directors discussed and considered information previously provided by BofA Merrill Lynch and Wells Fargo Securities regarding certain material investment banking, commercial banking and similar financial services of each of BofA Merrill Lynch and Wells Fargo Securities to Cousins, including the general nature of such services and the aggregate amount of fees or revenues from such services, as well as the involvement of and estimated fees payable to BofA Merrill Lynch, Wells Fargo Securities and/or certain of their respective affiliates in connection with the proposed New Parkway Credit Facilities. During executive sessions, from which interested directors were excused during the portions applicable to them, the disinterested directors discussed any potential conflicts of interest in connection with the proposed transaction. The disinterested directors discussed the transaction generally and the related arrangements involving Mr. Heistand, Mr. Thomas and the TPG Parties and recommended that the full board approve the transaction. The meeting was temporarily adjourned and all members of the Parkway board of directors reconvened after the close of trading on April 28, 2016. At the reconvened meeting, the directors continued discussion and evaluation of the proposed transaction. BofA Merrill Lynch and Wells Fargo Securities reviewed with the Parkway board of directors their respective financial analyses and each separately rendered an oral opinion, confirmed by delivery of a written opinion dated April 28, 2016, to the Parkway board of directors to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described in the opinion, the exchange ratio provided for in the Merger was fair, from a financial point of view, to the holders of Parkway common stock. After discussion, the Parkway board of directors unanimously determined that the Merger Agreement and other transaction documents were advisable and fair to and in the best interests of Parkway and its stockholders and approved the Merger, the Merger Agreement, the other transaction documents and the transactions contemplated thereby and further resolved to recommend to Parkway stockholders that they vote to approve the Merger.

On April 28, 2016, the Cousins board of directors held a meeting after the close of trading. At the meeting, representatives of Wachtell Lipton, Goldman Sachs and Cousins’ management team reported to the Cousins board of directors on the status of discussions with Parkway. Representatives of Wachtell Lipton discussed with the members of the Cousins board of directors the legal standards applicable to its decisions and actions with respect to the proposed two-step merger/spin transaction. In addition, the representatives of Wachtell Lipton discussed with the members of the Cousins board of directors the terms of the proposed merger agreement and related transaction documents. Representatives of Goldman Sachs then reviewed with the Cousins board of directors their financial analysis summarized below under “—Opinion of Cousins’ Financial Advisor—Opinion of Goldman, Sachs & Co.” and rendered the oral opinion of Goldman Sachs, confirmed by delivery of a written opinion dated April 28, 2016 to the Cousins board of directors to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described in the opinion, the exchange ratio of 1.63 shares of Cousins common stock to be issued for each share of Parkway common stock pursuant to the Merger Agreement was fair, from a financial point of view, to Cousins. Following these discussions, the Cousins board of directors determined that the proposed two-step merger/spin transaction with Parkway was advisable to and in the best interests of Cousins and its stockholders and unanimously voted to approve the Merger Agreement. The Cousins board of directors also unanimously resolved to recommend that Cousins’ stockholders vote in favor of the adoption and approval of the Merger Agreement.

Later on April 28, 2016, representatives of Parkway and Cousins executed the Merger Agreement and related transaction documents. A joint press release announcing the Merger was released prior to the opening of trading on April 29, 2016.

Following the execution of the Merger Agreement, in accordance with the terms thereof, Parkway sent letters to the parties that had entered into confidentiality agreements with Parkway during its third-party solicitation process in 2015, which letters waived the standstill provisions of such agreements that otherwise would prohibit such parties from making an acquisition proposal to the Parkway board of directors.

Cousins’ Reasons for the Merger; Recommendations of the Cousins Board of Directors

After careful consideration, the Cousins board of directors, by a unanimous vote of all directors, at a meeting held on April 28, 2016, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, the UPREIT Reorganization and the Spin-Off. In the course of evaluating the Merger Agreement and the transactions contemplated thereby, the Cousins board of directors consulted with Cousins’ management and Cousins’ legal and financial advisors and considered a number of factors that the Cousins board of directors believed supported its decision to approve the Merger Agreement and recommend adoption and approval by Cousins stockholders of the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal, including the following material factors:

•	its belief that the transactions contemplated by the Merger Agreement will result in two independent and internally-managed office REITs: (1) a larger and more diverse Cousins, which will continue its strategy of owning Class A office towers in high-growth urban Sun Belt markets, and (2) a new, well-capitalized New Parkway seeded with a Class A office portfolio and led by a seasoned management team;

•	its views on macroeconomic and industry trends, including a potential trend towards consolidation in the Sun Belt office properties market to develop larger and more diverse companies with expanded portfolios, greater tenant and geographic diversity and enhanced access to capital markets;

•	its belief that, following the Merger and the Spin-Off, Cousins will be a leading REIT in the growing Sun Belt market, and a larger and more diverse company with an expanded portfolio, greater tenant and geographic diversity and enhanced access to capital markets;

•	its expectation that, following the Merger and the Spin-Off, assuming certain asset sales are consummated in accordance with the Merger Agreement, Cousins will have a portfolio encompassing 41 high-quality properties comprising 18.4 million square feet of rentable space in Atlanta, Georgia, Austin, Texas, Charlotte, North Carolina, Phoenix, Arizona and Orlando and Tampa, Florida;

•	its expectation that, following the Merger and the Spin-Off, Cousins will operate in markets that are currently experiencing rent, employment and population growth ahead of the U.S. national average and low levels of new office space construction for such markets;

•	its belief that the Spin-Off will allow Cousins and Parkway to unlock the value of their combined Houston assets through a new, separate publicly traded REIT, which it expects will be positioned to take advantage of an expected recovery in the energy sector;

•	its belief that the Spin-Off will provide Cousins stockholders with the ability to control their asset allocation decision, including the opportunity to invest in New Parkway;

•	its expectation that New Parkway will commence operations with five Class A office properties encompassing 8.7 million rentable square feet in the Galleria, Greenway and Westchase submarkets of Houston, Texas;

•	its belief that New Parkway will have a large roster of tenants, with limited near-term lease expirations;

•	its expectation that New Parkway will have a conservative balance sheet with $150 million of cash surplus on hand, plus an additional $50 million undrawn under the New Parkway Credit Facilities;

•	that, pursuant to the terms and conditions of the Merger Agreement, New Parkway will distribute $200 million to a subsidiary of Cousins in the UPREIT Reorganization. For more information, see “—The Merger Agreement—The Separation and the UPREIT Reorganization”;

•	its expectation that upon completion of the Merger and Spin-Off, legacy Cousins common stockholders will own approximately 53% of the common stock of both Cousins and New Parkway;

•	its expectation that Cousins and New Parkway will each be structured as an UPREIT following the Merger and the Spin-Off, which it believes will give each of Cousins and New Parkway greater flexibility to acquire assets using a tax-deferred acquisition currency;

•	its belief that the businesses of Cousins and Parkway are highly complementary and that the integration of the two companies, as well as the Separation, the UPREIT Reorganization and the Spin-Off of New Parkway, will be completed in a timely and efficient manner with minimal disruption to tenants and employees;

•	its expectation that the Merger and the Spin-Off will result in approximately $18 million of annual run-rate general and administrative savings, which are expected to be derived primarily by the elimination of duplicative operating costs in the markets where both companies have a presence;

•	its expectation that, following the Merger and the Spin-Off, Cousins and New Parkway will both realize immediate operational and leasing synergies through increased market scale, enabling each company to leverage pricing power in lease and vendor negotiations, to attract, hire and retain best-in-class local teams, to capitalize on emerging investment opportunities and to create flexibility to meet changing tenant space demands;

•	its expectation that the Merger and Spin-Off will be generally FFO neutral on a per share basis in 2017, when comparing Cousins on a standalone basis to Cousins and New Parkway, combined;

•	that, following the Merger and the Spin-Off, Cousins will continue to be led by Cousins’ president and chief executive officer, Mr. Larry Gellerstedt, and the existing Cousins senior management team, and New Parkway will be led by Parkway’s president and chief executive officer, and several members of the existing Parkway senior management team;

•	that, following the Merger and the Spin-Off, the Cousins board of directors will be composed of nine members, five of whom will be designated by the Cousins board of directors, with Mr. Taylor Glover continuing as the chairman of the Cousins board of directors, and the New Parkway board of directors will be composed of seven members, three of whom will be designated by the Cousins board of directors, with Mr. James A. Thomas, current chairman of the Parkway board of directors, serving as chairman of the New Parkway board of directors;

•	that the TPG Parties, which owned approximately 21.2% of the outstanding shares of Parkway common stock as of the date of the Merger Agreement, have agreed to vote in favor of the transactions contemplated by the Merger Agreement, pursuant to the terms and conditions of the voting agreement. For more information, see “—Agreements with the TPG Parties—Voting Agreement”;

•	that TPG Pantera and its affiliates will be subject to certain standstill obligations with respect to Cousins following the transactions contemplated by the Merger Agreement, pursuant to the terms and conditions of the Cousins stockholders agreement. For more information, see “—Agreements with the TPG Parties—Cousins Stockholders Agreement”;

•	management’s knowledge of Cousins’ business, financial condition, results of operations, industry and competitors;

•	management’s knowledge of Parkway’s business, financial condition, results of operations, industry and competitors, taking into account the results of Cousins’ due diligence review of Parkway;

•	management’s knowledge of the prospective environment in which New Parkway will operate, including industry, economic and market conditions;

•	the Merger Agreement’s provisions requiring Parkway to pay Cousins a termination fee of $65 million and an expense reimbursement payment of $20 million if the Merger Agreement is terminated under certain circumstances. For more information, see “—The Merger Agreement—Termination of the Merger Agreement,” “—The Merger Agreement—No Solicitation” and “—The Merger Agreement—Stockholder Vote”;

•	the historical and then-current trading prices and volumes of each of the Cousins common stock and Parkway common stock;

•	the financial analyses presented to the Cousins board of directors by Goldman Sachs and the opinion of Goldman Sachs rendered to the Cousins board of directors to the effect that, as of April 28, 2016 and based upon and subject to the assumptions made, matters considered and limitations, qualifications and conditions set forth in such opinion, the exchange ratio of 1.63 shares of Cousins common stock to be issued for each share of Parkway common stock pursuant to the Merger Agreement was fair, from a financial point of view, to Cousins. For more information, see “—Opinion of Cousins’ Financial Advisor—Opinion of Goldman, Sachs & Co.”; and

•	the other terms and conditions of the Merger Agreement.

The Cousins board of directors also considered a number of risks and other factors identified in its deliberations as weighing negatively against the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, including the following:

•	the risk of not capturing all of the anticipated estimated annual savings and operational and leasing synergies and the risk that other anticipated benefits of the transactions might not be realized on the expected timeframe or at all;

•	the challenges of combining Cousins with Parkway and separating the Houston assets of Cousins following the Merger, and structuring both Cousins and New Parkway as UPREITs, including technical, operational, accounting and other challenges, and the risk of diverting management resources for an extended period of time to accomplish this combination and related separation;

•	the risk that New Parkway might not be able to complete the contemplated financings and/or refinancings related to the Spin-Off within an acceptable timeframe and on acceptable terms, if at all;

•	the restrictions on the conduct of Cousins’ business during the period between execution of the Merger Agreement and the consummation of the Merger. For more information, see “—The Merger Agreement—Conduct of Business Pending the Merger”;

•	the fact that projections of future results of operations are necessarily estimates based on assumptions. For more information, see “—Cousins Unaudited Prospective Financial Information”;

•	the possibility that the Merger, the Separation, the UPREIT Reorganization and the Spin-Off may not be completed, or that completion may be unduly delayed, including for reasons beyond the control of Cousins or Parkway;

•	the risk that the Cousins stockholders may fail to approve the Cousins Issuance Proposal or the Cousins Articles Amendment Proposal or that Parkway stockholders may fail to approve the Parkway Merger Proposal;

•	that the Spin-Off is expected to be taxable to Cousins stockholders;

•	the substantial costs to be incurred in connection with the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, which the Cousins board of directors estimated, as of April 28, 2016, to be approximately $85 million, including the costs of integrating the businesses of Cousins and Parkway and separating New Parkway and the transaction expenses arising from the Merger, the Separation, the UPREIT Reorganization and the Spin-Off;

•	the risk that Cousins, Parkway or New Parkway may be unable to retain key employees;

•	the ownership dilution to legacy Cousins stockholders as a result of the issuance of Cousins common stock and Cousins limited voting preferred stock pursuant to the Merger Agreement;

•	the Merger Agreement’s provisions imposing restrictions on Cousins from soliciting acquisition proposals and requiring Cousins to pay Parkway a termination fee of $65 million and/or an expense reimbursement payment of $20 million if the Merger Agreement is terminated under certain circumstances. For more information, see “—The Merger Agreement—Termination of the Merger Agreement,” “—The Merger Agreement—No Solicitation” and “—The Merger Agreement—Stockholder Vote”;

•	the Merger Agreement’s provisions permitting Parkway to terminate the Merger Agreement in order to enter into a superior proposal (as hereinafter defined) (subject to compliance with the provisions of the Merger Agreement regarding nonsolicitation of acquisition proposals), upon payment by Parkway to Cousins of a termination fee of $65 million. For more information, see “—The Merger Agreement—Termination of the Merger Agreement”;

•	the risk that payment by Parkway to Cousins of a termination fee of $65 million and/or an expense reimbursement payment of $20 million if the Merger Agreement is terminated under certain circumstances may not be sufficient to fully compensate Cousins for its losses in such circumstances. For more information, see “—The Merger Agreement—Termination of the Merger Agreement,” “—The Merger Agreement—No Solicitation” and “—The Merger Agreement—Stockholder Vote”;

•	the risk that failure to complete the Merger, the Reorganization, the Separation and the Spin-Off could negatively affect the price of Cousins common stock and future business and financial results of Cousins; and

•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Merger.

In addition to considering the factors described above, the Cousins board of directors considered the fact that some of Cousins’ directors and executive officers have other interests in the Merger that are different from, or in addition to, the interests of Cousins’ stockholders generally, as discussed herein under “—Interests of Cousins Directors and Executive Officers in the Merger.”

The Cousins board of directors concluded that the potentially negative factors associated with the Merger, the Separation, the UPREIT Reorganization and the Spin-Off were outweighed by the potential benefits that it expected the Cousins stockholders would achieve as a result of the Merger, the Separation, the UPREIT Reorganization and the Spin-Off. Accordingly, the Cousins board of directors determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, are advisable, fair to, and in the best interests of, Cousins and its stockholders.

The foregoing discussion of the factors considered by the Cousins board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Cousins board of directors. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, the Cousins board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Cousins board of directors considered all these factors as a whole, including discussions with, and questioning of, Cousins’ management and Cousins’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination. The Cousins board of directors also relied on the experience of Goldman Sachs, its financial advisor.

This explanation of Cousins’ reasons for the Merger and other information presented in this section is forward-looking in nature and should be read in light of the sections herein entitled “Risk Factors,” beginning on page 57 and “Cautionary Statement Concerning Forward-Looking Statements.”

For the reasons set forth above, the Cousins board of directors unanimously declared that the Merger Agreement, the Merger, the Reorganization, the Separation, the Spin-Off and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, Cousins and its stockholders and unanimously approved the Merger Agreement. The Cousins board of directors unanimously recommends to Cousins’ stockholders that they vote “FOR” the Cousins Issuance Proposal and “FOR” the Cousins Articles Amendment Proposal.

Parkway’s Reasons for the Merger; Recommendations of the Parkway Board of Directors

After careful consideration, the Parkway board of directors, by a unanimous vote of all directors, at a meeting held on April 28, 2016, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, the Separation, the UPREIT Reorganization, and the Spin-Off. In the course of evaluating the Merger Agreement and the transactions contemplated thereby, the Parkway board of directors consulted with Parkway’s management and Parkway’s legal and financial advisors and considered a number of factors that the Parkway board of directors believed supported its decision to approve the Merger Agreement and recommend adoption and approval by Parkway stockholders of the Merger Agreement, including the following material factors:

•	Strategic Considerations. The Parkway board of directors believes that the Merger will provide a number of strategic and financial benefits that have the potential to create additional value for Parkway stockholders, including the following:

•	as a result of its larger size and stronger balance sheet, Cousins following the Merger and the Spin-Off is expected to have an improved credit profile, a lower cost of borrowing and enhanced access to capital compared to Parkway’s current position;

•	Cousins following the Merger and the Spin-Off will have a substantial portfolio of properties in high growth submarkets in the Sun Belt region that would provide an enhanced competitive advantage across this region and drive opportunistic growth and capital deployment;

•	the combination of Cousins and Parkway will provide greater portfolio diversification and critical mass in attractive markets such as Austin, Texas and Charlotte, North Carolina;

•	the combination of Cousins and Parkway will provide to Parkway stockholders the ability to participate in a company with a strong development platform, which can be critical at various points in the real estate economic cycle;

•

the combination and separation of the Houston assets of Cousins and Parkway into a separate company with a strong balance sheet, which will provide an opportunity to maximize the value of Parkway’s Houston investments because of the larger scale of the combined portfolio and the possibility of attracting investors interested in participating in the upside potential of the Houston market; and

•	the larger size of Cousins following the Merger and the Spin-Off, together with anticipated cost synergies, is expected to result in lower general and administrative expenses relative to its asset base.

•	Premium Over Share Trading Price. The value of shares of Cousins common stock that Parkway stockholders will receive in the Merger represents a premium of approximately 13%, based on the closing prices per share of Parkway common stock and Cousins common stock on April 28, 2016 (the last trading day before the Merger was announced);

•	Participation in Future Appreciation. The Merger consideration will be paid in shares of Cousins common stock, which will provide Parkway stockholders with the opportunity to participate in any potential appreciation of Cousins common stock following the Merger;

•	Best Available Strategic Alternative. The Parkway board of directors conducted the third-party solicitation process in mid-2015. In connection with that process and thereafter, the Parkway board of directors reviewed possible alternatives to the Merger and other transactions contemplated by the Merger Agreement and consulted with Parkway’s financial advisors regarding the possible alternatives, including continuing to operate Parkway as an independent company or seeking a business combination with another party. After considering the alternatives, the Parkway board of directors believes that the Merger and the other transactions contemplated by the Merger Agreement are the best available option for Parkway and its stockholders;

•	New Parkway Spin-Off. The Parkway board of directors considers the Spin-Off of New Parkway as an integral part of the consideration offered to Parkway stockholders under the Merger Agreement. The Spin-Off will potentially unlock the value of certain Houston assets through a new, separate publicly traded REIT that is expected to be the largest landlord in Houston, Texas. New Parkway is expected to have a strong balance sheet and has high-growth potential through intense management of large-scale, top quality assets;

•	Superior Proposals. Upon receipt of a superior proposal (as hereinafter defined) by a third party as specified in the Merger Agreement, the Parkway board of directors has the ability to modify or withdraw its recommendation that Parkway stockholders vote in favor of the Merger, if failure to take such action would reasonably be expected to result in a breach of the directors’ duties to Parkway stockholders and after compliance with the requirements set forth in the Merger Agreement. The Parkway board of directors evaluated, in consultation with Parkway’s legal and financial advisors, the termination fee of $65 million and the expense reimbursement of $20 million payable by Parkway in such circumstances, and determined that such fee and expense reimbursements are reasonable and will not unduly impede the ability of a third party to make a superior proposal;

•	Opinions of Financial Advisors. The Parkway board of directors considered the separate opinions, each dated April 28, 2016, of BofA Merrill Lynch and Wells Fargo Securities to the Parkway board of directors, as to the fairness from a financial point of view and as of such date, to the holders of Parkway common stock of the exchange ratio provided for in the Merger, which opinions were based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as more fully described in the sections entitled “—Opinions of Parkway’s Financial Advisors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated” and “—Opinions of Parkway’s Financial Advisors—Opinion of Wells Fargo Securities, LLC”;

•	Familiarity with Businesses. The Parkway board of directors considered its knowledge of the business, operations, financial condition, earnings and prospects of both Parkway and Cousins, taking into account the results of Parkway’s due diligence review of Cousins, as well as its knowledge of the current and prospective environment in which Parkway and Cousins operate, including economic and market conditions;

•	Management Experience at Realizing Value Opportunities. The Parkway board of directors considered that New Parkway will be led by Mr. James. R. Heistand and several members of the existing Parkway senior management team, who have significant experience in all areas of real estate operation, financing and investment, as well as extensive relationships with real estate industry entrepreneurs, investors, owners and financiers and a track record of success built on identifying opportunities, assessing risk, structuring transactions with investment partners, and optimizing returns, including realizing the intrinsic value in undervalued real estate.

•	High Likelihood of Consummation. The Parkway board of directors deems it highly likely that the Merger will be completed in a timely manner given the likelihood that stockholder approvals would be obtained, the commitment of both parties to complete the business combination pursuant to their respective obligations under the Merger Agreement and the absence of any significant closing conditions under the Merger Agreement, other than the stockholder approvals, the full readiness for consummation of the Spin-Off and the effectiveness of the New Parkway Form 10.

The Parkway board of directors also considered various risks and other potentially negative factors concerning the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the Merger consideration is a fixed exchange ratio that will not fluctuate as a result of changes in the price of Parkway common stock or Cousins common stock prior to the effective time of the Merger, which means that the market value of the merger consideration could decrease prior to the effective time of the Merger if the trading price of Cousins common stock decreases;

•	under certain circumstances, the Cousins board of directors can modify or withdraw its recommendation that Cousins stockholders vote in favor of the Merger;

•	the obligation to pay Cousins a termination fee of $65 million and expense reimbursement of $20 million if the Merger Agreement is terminated under certain circumstances;

•	the possibility that the Merger or the other transactions contemplated by the Merger Agreement may not be completed, or that their completion may be delayed for reasons that are beyond the control of Parkway or Cousins, including the failure of Parkway stockholders or Cousins stockholders to approve the Merger, or the failure of Parkway or Cousins to satisfy other requirements that are conditions to closing the Merger;

•	the risk that failure to complete the Merger could negatively affect the price of Parkway common stock and/or the future business and financial results of Parkway;

•	the potential diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the Merger;

•	the risk of not realizing all of the anticipated operating efficiencies, cost savings or other anticipated benefits of the Merger within the expected time frame or at all;

•	the substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of Parkway and Cousins, and the transaction expenses arising from the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, which the Parkway board of directors estimated, as of April 28, 2016, to be approximately $85 million;

•

the terms of the Merger Agreement placing certain limitations on the ability of Parkway to initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer by or with a third party with respect to an acquisition proposal and to furnish nonpublic information or data to, or engage in discussions or negotiations with, a third party interested in pursuing an alternative business combination transaction (unless such third party has made an unsolicited bona fide written acquisition proposal (as hereinafter defined) that constitutes or is reasonably likely to result in a superior proposal (as hereinafter defined) and such third party enters into a confidentiality agreement with Parkway having provisions that are no less favorable to such party than those contained in the confidentiality agreement between Cousins and Parkway);

•	the restrictions on the conduct of Parkway’s business between the date of the Merger Agreement and the effective time of the Merger;

•	the absence of appraisal rights for Parkway stockholders under Maryland law;

•	while the Merger is expected to qualify as a tax-free transaction to Parkway stockholders for U.S. federal income tax purposes, the Spin-Off will be a taxable transaction for shareholders of Cousins following the Merger, including the former Parkway stockholders; and

•	the other factors described herein under “Risk Factors.”

In addition to the factors described above, the Parkway board of directors considered the fact that some of Parkway’s directors and executive officers have other interests in the Merger that are different from, or in addition to, the interests of Parkway’s stockholders generally, as discussed herein under “—Interests of Parkway Directors and Executive Officers in the Merger.”

The above discussion of the factors considered by the Parkway board of directors is not intended to be exhaustive, but does set forth material factors considered by the Parkway board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the other transactions contemplated by the Merger Agreement and the complexity of these matters, the Parkway board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors, and individual directors may have held varied views of the relative importance of the factors considered. The Parkway board of directors viewed its position and recommendation as being based on an overall review of the totality of the information available to it and overall considered these factors to be favorable to, and to support, its determination regarding the Merger.

This explanation of Parkway’s reasons for the Merger and other information presented in this section is forward-looking in nature and should be read in light of the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Parkway board of directors unanimously declared that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, Parkway and its stockholders and unanimously approved the Merger Agreement. The Parkway board of directors unanimously recommends to Parkway’s stockholders that they vote “FOR” the approval and adoption of the Merger Agreement and the Merger, including the exchange ratio and stock conversion provisions, and the other transactions contemplated by the Merger Agreement.

Opinion of Cousins’ Financial Advisor

Opinion of Goldman, Sachs & Co.

At a meeting of the Cousins board of directors held on April 28, 2016, Goldman Sachs, Cousins’ financial advisor, rendered to the Cousins board of directors its oral opinion, subsequently confirmed in writing, to the effect that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio of 1.63 shares of Cousins common stock to be issued for each share of Parkway common stock pursuant to the Merger Agreement was fair, from a financial point of view, to Cousins.

The full text of the written opinion of Goldman Sachs, dated April 28, 2016, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex B. The summary of the Goldman Sachs opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Cousins board of directors in connection with its consideration of the Merger, and the opinion does not constitute a recommendation as to how any holder of Cousins common stock should vote with respect to the Cousins Issuance Proposal, the Cousins Articles Amendment Proposal or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Cousins and Parkway, for the five fiscal years ended December 31, 2015;

•	certain publicly available research analyst reports for Cousins and Parkway;

•	certain internal financial analyses and forecasts for Parkway on a stand-alone basis prepared by its management, which are summarized below under “Cousins Unaudited Prospective Financial Information” and referred to as the Parkway Management Projections (as hereinafter defined); and

•	certain internal financial analyses and forecasts for Cousins on a stand-alone basis as prepared by its management, which are summarized and referred to as the “Cousins Standalone Projections” below under “—Cousins Unaudited Prospective Financial Information,” the Parkway Management Projections as adjusted by management of Cousins, which are summarized and referred to as the “Parkway Adjusted Standalone Projections” below under “—Cousins Unaudited Prospective Financial Information,” certain financial analyses and forecasts for Cousins after giving effect to the Merger and the Spin-off, which are summarized and referred to as the “New Cousins Projections” below under “—Cousins Unaudited Prospective Financial Information,” and certain financial analyses and forecasts for New Parkway, which are summarized and referred to as the “New Parkway Projections” below under “—Cousins Unaudited Prospective Financial Information,” in each case, as approved for Goldman Sachs’ use by Cousins (which we refer to collectively, as the “Projections”) including certain cost savings projected by the management of Cousins to be realized by Cousins after giving effect to the Merger and the Spin-off, and New Parkway as a result of the Merger and the Spin-Off, as approved for Goldman Sachs’ use by Cousins (which we refer to as the “Synergies”).

Goldman Sachs also held discussions with members of the senior management of Cousins and Parkway regarding their assessment of the strategic rationale for, and the potential benefits of, the proposed transactions, the past and current business operations, financial condition and future prospects of Cousins, Parkway and the future prospects of Cousins following the Merger and the Spin-Off and New Parkway; reviewed the reported price and trading activity for the shares of Cousins common stock and the shares of Parkway common stock; compared certain financial and stock market information for Cousins and Parkway and certain financial information for Cousins following the Merger and the Spin-Off and New Parkway with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the real estate investment trust industry; and performed other studies and analyses, and considered other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Cousins board of directors, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the consent of the Cousins board of directors, that the Projections, including the Synergies, had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Cousins’ management. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Cousins, Parkway, Cousins following the Merger and the Spin-Off,

New Parkway or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transactions would be obtained without any adverse effect on Cousins, Parkway, Cousins following the Merger and the Spin-Off or New Parkway or on the expected benefits of the proposed transactions in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs assumed that the proposed transactions would be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition, the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Cousins to engage in the proposed transactions, or the relative merits of the proposed transactions as compared to any strategic alternatives that may be available to Cousins; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness, from a financial point of view, to Cousins, as of April 28, 2016, of the exchange ratio pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the proposed transactions, including the proposed Spin-Off, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the proposed transactions, including, the fairness of the proposed transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Cousins or the fairness of the consideration to be paid to any holder of shares of Parkway limited voting stock or units of Parkway LP; nor did Goldman Sachs express any view on, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Cousins or Parkway, or any class of such persons in connection with the proposed transactions, whether relative to the exchange ratio pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Cousins common stock or the shares of New Parkway common stock would trade at any time or as to the impact of the Merger on the solvency or viability of Cousins, Parkway, Cousins following the Merger and the Spin-Off or New Parkway or the ability of Cousins, Parkway, Cousins following the Merger and the Spin-Off or New Parkway to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, April 28, 2016 and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after April 28, 2016. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Cousins board of directors in connection with its consideration of the Merger and its opinion does not constitute a recommendation as to how any holder of shares of Cousins common stock should vote with respect to the Merger, the Cousins Issuance Proposal, the Cousins Articles Amendment Proposal or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses provided by Goldman Sachs to the Cousins board of directors in connection with Goldman Sachs rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 22, 2016 and is not necessarily indicative of current market conditions.

The estimates of the future performance of Cousins, Parkway, Cousins following the Merger and the Spin-Off and New Parkway underlying Goldman Sachs’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates.

Implied Premia and Multiple Analysis

Goldman Sachs calculated an implied value of $16.92 for the exchange ratio of 1.63 shares of Cousins common stock to be paid for each share of Parkway common stock by multiplying the closing price of $10.38 per share of Cousins common stock on April 22, 2016 by the exchange ratio of 1.63. Goldman Sachs also calculated the premium (or discount) represented by both (i) the closing price of $15.06 for shares of Parkway common stock on April 22, 2016 (which Goldman Sachs calculated as 1.451x with the price per share of Cousins common stock on April 22, 2016) and (ii) the implied value of $16.92 for the exchange ratio (calculated as described above) in relation to:

•	the closing price per share of Parkway common stock as of April 22, 2016;

•	the average closing price per share of Parkway common stock over the 1-month, 2-month, 6-month and 12-month periods ended April 22, 2016;

•	the lowest and highest closing price per share of Parkway common stock over the 52-week period ended April 22, 2016; and

•	the volume weighted average price per share of Parkway common stock over the 1-month, 2-month, 6-month and 12-month periods ended April 22, 2016.

The results of those calculations are as follows:

Reference Price for the Parkway Shares	Implied Premium (Discount) Represented by April 22, 2016 Parkway Closing Price	Implied Premium (Discount) Represented by Implied Value of $16.92 for the Exchange Ratio
April 22, 2016 Closing Price of $15.06	—	12.3%
1-Month Average Closing Price of $15.27	(1.4)%	10.8%
2-Month Average Closing Price of $14.74	2.1%	14.8%
6-Month Average Closing Price of $15.03	0.2%	12.6%
12-Month Average Closing Price of $15.99	(5.8)%	5.8%
52-Week Lowest Closing Price of $11.97	25.8%	41.3%
52-Week Highest Closing Price of $18.53	(18.7)%	(8.7)%
1-Month VWAP of $15.27	(1.4)%	10.8%
2-Month VWAP of $14.73	2.2%	14.8%
6-Month VWAP of $15.02	0.2%	12.6%
12-Month VWAP of $15.98	(5.7)%	5.9%

In addition, Goldman Sachs calculated implied equity values for Parkway by using the closing price per share of Parkway common stock as of April 22, 2016, (which we refer to as the “Implied Parkway Standalone Equity Value”) and by using the implied value of the exchange ratio (which we refer to as the “Implied Parkway Transaction Equity Value”), multiplying those prices per share by the number of fully diluted outstanding shares of Parkway common stock as of April 22, 2016, excluding outstanding unvested time- and performance-based RSU awards, and outstanding unvested LTIP Units, calculated using information provided by Parkway’s management. Goldman Sachs also calculated implied enterprise values for Parkway using the closing price per share of Parkway common stock as of April 22, 2016 (which we refer to as the “Implied Parkway Standalone Enterprise Value”) and using the implied value of the exchange ratio (which we refer to as the “Implied Parkway Transaction Enterprise Value”) by adding to the Implied Parkway Standalone Equity Value and the Implied Parkway Transaction Equity Value, respectively, the estimate of Parkway’s net debt (defined as debt less cash) as of June 30, 2016, as reflected in the Projections.

Using the foregoing, Goldman Sachs calculated the following multiples:

•	Implied Parkway Standalone Enterprise Value and Implied Parkway Transaction Enterprise Value, as a multiple of estimated earnings before interest, taxes, depreciation and amortization, or “EBITDA,” of Parkway for 2017, as reflected in the Projections;

•	Implied Parkway Standalone Equity Value and Implied Parkway Transaction Equity Value, as a multiple of estimated funds from operations, or “FFO,” of Parkway for 2017, as reflected in the Projections;

•	Implied Parkway Standalone Equity Value and Implied Parkway Transaction Equity Value, as a multiple of estimated funds available for distribution, or “FAD,” of Parkway for 2017, as reflected in the Projections; and

•	Estimated cash net operating income, or “NOI,” of Parkway for 2017, as reflected in the Projections, divided by the implied value of the real estate of Parkway, or the “Implied Real Estate Value,” derived by subtracting from the Implied Parkway Standalone Enterprise Value and Implied Parkway Transaction Enterprise Value, as applicable, the estimated net book value as of June 30, 2016 of Parkway’s non-real estate assets (excluding cash), and non-debt liabilities, as reflected in the Projections.

The results of these calculations were as follows:

	Implied Multiples using April 22, 2016 Parkway Closing Price		Implied Multiples using Implied Value of $16.92 for the Exchange Ratio
Enterprise Value as a multiple of 2017E EBITDA	13.8	x	14.9	x
Equity Value as a multiple of 2017E FFO	11.1	x	12.6	x
Equity Value as a multiple of 2017E FAD	26.1	x	29.6	x
2017E NOI as a percentage of Implied Real Estate Value	7.0%		6.5%

Goldman Sachs also calculated an implied equity value for Cousins using the closing price per share of Cousins common stock as of April 22, 2016 (which we refer to as the “Implied Cousins Standalone Equity Value”) and multiplying the price per share by the number of fully diluted outstanding shares of Cousins common stock, calculated based on information provided by Cousins’ management. Goldman Sachs then calculated the implied pro forma ownership of Cousins following the Merger and the Spin-Off for legacy Parkway common stockholders using the relative values of the Implied Cousins Standalone Equity Value as compared to both the Implied Parkway Standalone Equity Value and Implied Parkway Transaction Equity Value. The results of these calculations were as follows:

	Implied Parkway Standalone Equity Value	Implied Parkway Transaction Equity Value
Implied Pro Forma Parkway Ownership	45%	48%

Illustrative Contribution Analyses

Goldman Sachs performed contribution analyses comparing (i) the estimated FFO and FAD per share for 2017 and 2018 for Cousins on a standalone basis, as reflected in the Projections, with upward and downward sensitivities to the estimated FFO and FAD per share, using an illustrative increase and decrease to total FFO and FAD for each year of up to $10 million, to, as applicable, and (ii) the estimated FFO and FAD per share for 2017 and 2018 for Parkway on a standalone basis, as reflected in the Projections, increased by 100% of the Synergies for 2017 and 2018, as applicable, with upward and downward sensitivities to the estimated FFO and FAD per share using an illustrative increase and decrease to total FFO and FAD for each year of up to $10 million. These analyses yielded the following ranges of implied exchange ratios:

Implied Exchange Ratio Range
2017E FFO	1.386x – 1.709x
2017E FAD	1.198x – 1.832x
2018E FFO	1.415x – 1.715x
2018E FAD	1.320x – 1.757x

Illustrative Discounted Cash Flow and Implied Premia Analyses for Cousins and Parkway

Using the Projections, including the Synergies, Goldman Sachs performed illustrative discounted cash flow analyses, as of December 31, 2015, for each of Cousins and Parkway to derive a range of illustrative present values per share of common stock of each of Cousins and Parkway.

Using discount rates ranging from 8.20% to 10.20%, reflecting estimates of the cost of equity for Cousins derived by Goldman Sachs by application of the Capital Asset Pricing Model, Goldman Sachs derived a range of illustrative present values per share of Cousins common stock on a standalone basis, by discounting to present value as of December 31, 2015 (a) the dividends per share estimated to be paid by Cousins during the period from 2016 through 2018, as reflected in the Projections, and (b) illustrative terminal values per share as of December 31, 2018 (derived by applying illustrative FAD exit multiples ranging from 15.0x to 19.0x, a range selected by Goldman Sachs based on its review of the current and historical FAD multiples for the companies reflected in “—Selected Companies Analysis” below and applying its professional judgment and experience, to a range of illustrative FAD amounts per share of Cousins common stock for 2019 derived by applying growth rates ranging from 5% to 9%, as per discussions with Cousins’ management, to estimated FAD amounts per share of Cousins for 2018, as reflected in the Projections). Goldman Sachs derived illustrative present values per share of Cousins common stock on a standalone basis ranging from $9.57 to $12.94. Goldman Sachs calculated that this range of illustrative present values per share represented implied premia/discounts to the closing share price of Cousins common stock as of April 22, 2016 ranging from a discount of 7.8% to a premium of 24.6%.

Using discount rates ranging from 8.71% to 10.71%, reflecting estimates of the cost of equity for Parkway derived by Goldman Sachs by application of the Capital Asset Pricing Model, Goldman Sachs derived a range of illustrative present values per share of Parkway common stock on a standalone basis by discounting to present value as of December 31, 2015 (a) the dividends per share estimated to be paid by Parkway during the period from 2016 through 2018, as reflected in the Projections, and (b) illustrative terminal values per share as of December 31, 2018 (derived by applying illustrative FAD exit multiples ranging from 17.0x to 21.0x, a range selected by Goldman Sachs based on its review of the current and historical FAD multiples for the companies reflected in “—Selected Companies Analysis” and applying its professional judgment and experience, to a range of illustrative FAD amounts per share of Parkway common stock for 2019 derived by applying growth rates ranging from 5% to 9%, as per discussions with Cousins’ management, to estimated FAD amounts per share of Parkway for 2018, reflected in the Projections). Goldman Sachs then added to the result the implied value per share derived by applying a capitalization rate of 6.5% to the Synergies for 2017 and subtracting transaction costs, as estimated by Cousins’ management. Goldman Sachs derived illustrative present values per share of Parkway common stock on a standalone basis (adjusted to reflect Synergies) ranging from $16.03 to $20.45. Goldman Sachs calculated that this range of illustrative present values per share represented implied premia to the closing share price of Parkway common stock as of April 22, 2016 ranging from 6.4% to 35.8%.

Goldman Sachs then compared the derived range of illustrative present values per share of Cousins common stock on a standalone basis to the derived range of illustrative present values per share of Parkway common stock on a standalone basis (adjusted to reflect Synergies), to derive implied exchange ratios ranging from 1.581x to 1.674x.

Illustrative Value Creation

Goldman Sachs derived a range of illustrative values per share of Cousins common stock following the Merger and the Spin-Off by applying FFO multiples ranging from 10.5x to 14.5x, a range selected by Goldman Sachs based on its review of the current and historical FFO multiples for the companies reflected in “—Selected Companies Analysis” and the historical FFO multiples for Parkway and Cousins and applying its professional judgment and experience, to estimated FFO amounts per share of Cousins following the Merger and the Spin-Off for 2017, as reflected in the Projections, including the Synergies, and derived a range of illustrative values per share of New Parkway common stock by applying FFO multiples ranging from 6.5x to 10.5x, a range selected by

Goldman Sachs in its professional judgment, to estimated FFO per share of New Parkway common stock for 2017. Goldman Sachs added these ranges to derive a range of illustrative values per share of Cousins common stock, giving effect to the Merger and the Spin-Off of $9.04 to $13.02. Goldman Sachs calculated that this range of illustrative values per share represented premia/discounts to the closing share price of the Cousins common stock as of April 22, 2016 ranging from a discount of $1.34 to a premium of $2.64.

Selected Companies Analysis

Goldman Sachs reviewed and compared financial and operating data relating to Cousins, Parkway, Cousins following the Merger and the Spin-Off and New Parkway, to corresponding data for the following selected publicly traded companies in the REIT industry:

Companies selected as comparable to Cousins and Parkway:

•	Highwoods Properties, Inc.

•	Columbia Property Trust, Inc.

•	Piedmont Office Realty Trust, Inc.

•	Parkway

•	Cousins

•	Brandywine Realty Trust

Company selected as comparable to Cousins following the Merger and the Spin-Off:

•	Highwoods Properties, Inc.

Companies selected as comparable to New Parkway:

•	Hudson Pacific Properties, Inc.

•	Parkway

•	Cousins

•	Brandywine Realty Trust

•	First Potomac Realty Trust

Although none of the selected companies are directly comparable to Cousins, Parkway, Cousins following the Merger and the Spin-Off or New Parkway, the companies included were selected because they are publicly traded REITs that own assets that are similar to those of Cousins, Parkway, Cousins following the Merger and the Spin-Off and New Parkway, as applicable, and therefore, for purposes of analysis, may be considered similar to Cousins, Parkway, Cousins following the Merger and the Spin-Off and New Parkway, as applicable.

For purposes of this analysis, Goldman Sachs calculated for the closing share price as a multiple of projected FFO and FAD per share for 2016 and 2017 for each company as published by SNL Financial.

The results of these calculations are summarized below:

	FFO Multiples		FAD Multiples
	2016	2017	2016	2017
Cousins/Parkway Comparable Companies
High	14.4x	13.4x	27.9x	22.3x
Mean	12.5x	11.8x	20.4x	18.4x
Median	12.0x	11.3x	19.1x	18.1x
Low	11.6x	10.7x	17.5x	15.5x
Cousins following the Merger and the Spin-Off Comparable Company	14.4x	13.4x	21.1x	19.9x
New Parkway Comparable Companies
High	17.2x	15.3x	51.7x	27.8x
Mean	12.2x	11.5x	25.3x	19.2x
Median	11.6x	10.9x	17.6x	16.0x
Low	8.5x	9.5x	11.9x	14.6x

Illustrative Discounted Cash Flow Analyses for Cousins following the Merger and the Spin-Off and New Parkway and Implied Premia to Cousins

Using the Projections and the Synergies, Goldman Sachs performed illustrative discounted cash flow analyses, as of December 31, 2015, for each of Cousins following the Merger and the Spin-Off and New Parkway to derive a range of illustrative present values per share of common stock of each such company.

Using discount rates ranging from 7.85% to 9.20%, reflecting estimates of the cost of equity for Cousins following the Merger and the Spin-Off derived by Goldman Sachs by application of the Capital Asset Pricing Model, Goldman Sachs derived a range of illustrative present values per share of Cousins common stock following the Merger and the Spin-Off by discounting to present value as of December 31, 2015 (a) the dividends per share estimated to be paid by Cousins following the Merger and the Spin-Off during the period from 2016 through 2018, as reflected in the Projections, including the Synergies, for the period after June 30, 2016, the assumed closing date of the transactions, and (b) illustrative terminal values per share as of December 31, 2018 (derived by applying illustrative FAD exit multiples ranging from 18.0x to 22.0x, a range selected by Goldman Sachs based on its review of the current and historical FAD multiples for the companies reflected in the “—Selected Companies Analysis” and applying its professional judgment and experience, to a range of illustrative FAD amounts per share of Cousins following the Merger and the Spin-Off for 2019 derived by applying growth rates ranging from 5% to 9%, as per discussions with Cousins’ management, to estimated FAD amounts per share of Cousins following the Merger and the Spin-Off for 2018, as reflected in the Projections, including the Synergies). As a result of this analysis, Goldman Sachs derived illustrative present values per share of Cousins common stock following the Merger and the Spin-Off ranging from $7.47 to $9.64.

Using discount rates ranging from 10.02% to 14.02%, reflecting estimates of the cost of equity for New Parkway derived by Goldman Sachs by application of the Capital Asset Pricing Model, Goldman Sachs derived a range of illustrative present values per share of New Parkway common stock by discounting to present value as of December 31, 2015 (a) the dividends per share estimated to be paid by New Parkway during the period from 2016 through 2018, as reflected in the Projections, including the Synergies, for the period after June 30, 2016, the assumed closing date of the transactions, and (b) illustrative terminal values per share as of December 31, 2018 (derived by applying illustrative FAD exit multiples ranging from 15.0x to 19.0x, a range selected by Goldman Sachs based on its review of the current and historical FAD multiples for the companies reflected in “—Selected Companies Analysis” and applying its professional judgment and experience, to a range of illustrative FAD amounts per share of New Parkway common stock for 2019 derived by applying growth rates ranging from 5% to 9%, as per discussions with Cousins’ management, to estimated FAD amounts per share of

New Parkway common stock for 2018, as reflected in the Projections, including the Synergies). As a result of this analysis, Goldman Sachs derived illustrative present values per share of New Parkway common stock ranging from $2.74 to $3.89.

Goldman Sachs added the derived range of illustrative present values per share of Cousins common stock following the Merger and the Spin-Off to the derived range of illustrative present values per share of New Parkway common stock to derive a range of illustrative present values per share of Cousins following the Merger and the Spin-Off of $10.21 to $13.54. Goldman Sachs calculated that this range of illustrative present values per share represented implied premia of 4.4% to 6.9% to the derived range of illustrative present values per share of Cousins common stock on a standalone basis as described in “—Illustrative Discounted Cash Flow and Implied Premia Analyses for Cousins and Parkway.”

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment, after considering the results of all its analyses. No company used in the above analyses as a comparison is directly comparable to Cousins, Parkway, Cousins following the Merger and the Spin-Off or New Parkway.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Cousins board of directors as to the fairness, from a financial point of view, to Cousins, as of the date of the opinion, of the exchange ratio pursuant to the Merger Agreement. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cousins, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arm’s-length negotiations between Cousins and Parkway and was approved by the Cousins board of directors. Goldman Sachs provided advice to Cousins during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Cousins or that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the Cousins board of directors in considering the proposed transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Cousins board of directors and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Cousins, Parkway and any of their respective affiliates and third parties, including TPG Global, LLC (which we refer to, together with its affiliates, as “TPG”), affiliates of which are significant shareholders of Parkway, and affiliates and portfolio companies of TPG, or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement.

Goldman Sachs has acted as financial advisor to Cousins in connection with, and has participated in certain of the negotiations leading to, the Merger. Goldman Sachs has provided certain financial advisory and/or underwriting services to Cousins and/or its affiliates from time to time, for which its Investment Banking Division has received, and may receive, compensation. Goldman Sachs has provided certain financial advisory and/or underwriting services to TPG and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including, among others, having acted as a joint bookrunner with respect to a public offering of 39,200,000 shares of common stock of Sabre Holdings Corporation, a portfolio company of TPG, in April 2014; as a joint bookrunner with respect to a public offering of 65,000,000 shares of common stock of IMS Health, Inc., a portfolio company of TPG, in April 2014; as a joint bookrunner with respect to a public offering of 7,000,000 shares of common stock of Surgical Care Affiliates, Inc., a portfolio company of TPG, in March 2015; as a joint bookrunner with respect to a public offering of 24,000,000 shares of common stock of Sabre Corporation, a portfolio company of TPG, in May 2015; as financial advisor to TPG Global Management, LP, an affiliate of TPG, in connection with its acquisition of Life Time Fitness, Inc. in June 2015; and as a joint bookrunner with respect to a public offering of 11,500,000 shares of common stock of Evolent Heath, Inc., a portfolio company of TPG, in June 2015. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Cousins and Parkway and their respective affiliates and to TPG and its affiliates and portfolio companies for which Goldman Sachs’ Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with TPG and its affiliates from time to time and may have invested in limited partnership units of affiliates of TPG from time to time and may do so in the future.

The Cousins board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transactions. Pursuant to an engagement letter between Cousins and Goldman Sachs, Cousins has agreed to pay Goldman Sachs for its services in connection with the Merger an aggregate fee of $9 million, all of which is contingent upon the consummation of the proposed transactions, and an additional $3 million of which is to be paid to Goldman Sachs at Cousins’ sole and absolute discretion. In addition, Cousins agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinions of Parkway’s Financial Advisors

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Parkway has engaged BofA Merrill Lynch as a financial advisor in connection with the Merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Parkway selected BofA Merrill Lynch to act as a financial advisor in connection with the Merger on the basis of BofA Merrill Lynch’s experience in similar transactions, its reputation in the investment community and its familiarity with Parkway and its business.

At an April 28, 2016 meeting of the Parkway board of directors held to evaluate the Merger, BofA Merrill Lynch rendered an oral opinion, confirmed by delivery of a written opinion dated April 28, 2016, to the Parkway board of directors to the effect that, as of that date and based on and subject to various assumptions, limitations and qualifications described in the opinion, the exchange ratio provided for in the Merger was fair, from a financial point of view, to the holders of Parkway common stock.

The full text of BofA Merrill Lynch’s written opinion, dated April 28, 2016, delivered to the Parkway board of directors is attached as Annex C to this joint proxy statement/prospectus and is incorporated in this document by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken by BofA Merrill Lynch in rendering its opinion. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Parkway board of directors for the benefit and use of the Parkway board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the exchange ratio from a financial point of view. BofA Merrill Lynch’s opinion did not address any related transactions or other terms, aspects or implications of the Merger and no opinion or view was expressed as to the relative merits of the Merger or related transactions in comparison to other strategies or transactions that might be available to Parkway or in which Parkway might engage or as to the underlying business decision of Parkway to proceed with or effect the Merger or any related transactions. BofA Merrill Lynch also expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger, any related transactions or any other matter.

In connection with its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Parkway and Cousins;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Parkway furnished to or discussed with BofA Merrill Lynch by the management of Parkway, including certain financial forecasts relating to Parkway prepared by the management of Parkway (we refer to such forecasts as the “Parkway Forecasts” solely for purposes of this section entitled “—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”);

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Cousins furnished to or discussed with BofA Merrill Lynch by the management of Cousins, including certain financial forecasts relating to Cousins prepared by the management of Cousins and approved by the management of Parkway (we refer to such forecasts as the “Cousins Forecasts” solely for purposes of this section entitled “—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”);

•	discussed the past and current business, operations, financial condition and prospects of Parkway with members of the senior managements of Parkway and Cousins, and discussed the past and current business, operations, financial condition and prospects of Cousins with members of the senior managements of Cousins and Parkway;

•	reviewed the trading histories for Parkway common stock and Cousins common stock and a comparison of such trading histories with each other and the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of Parkway and Cousins with similar information of other companies BofA Merrill Lynch deemed relevant;

•	considered the results of the efforts on behalf of Parkway to solicit, at the direction of the Parkway board of directors, indications of interest and definitive proposals from selected third parties with respect to a possible acquisition of all or a portion of Parkway;

•	reviewed a draft, dated April 28, 2016, of the Merger Agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

BofA Merrill Lynch did not rely, for purposes of its opinion, on a comparison of the financial terms of the Merger to the financial terms of other transactions given, in its view, the lack of sufficient comparability or publicly available information with respect to other transactions similar to the Merger. In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Merrill Lynch and relied upon the assurances of the managements of Parkway and Cousins that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Parkway Forecasts, BofA Merrill Lynch was advised by Parkway, and BofA Merrill Lynch assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parkway as to the future financial performance of Parkway and the other matters covered thereby. With respect to the Cousins Forecasts, BofA Merrill Lynch was advised by Cousins, and BofA Merrill Lynch assumed, with the consent of Parkway, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Cousins as to the future financial performance of Cousins and the other matters covered thereby. At the direction of Parkway, BofA Merrill Lynch relied upon the assessments of the managements of Parkway and Cousins as to, among other things, (i) the potential impact on Parkway and Cousins of certain market and other trends in and prospects for the real estate industry and related credit and financial markets, including in the Southeastern and Southwestern United States markets generally and the Houston, Texas market specifically, (ii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, key employees and tenants of Parkway and Cousins and (iii) the ability to integrate the businesses and operations of Parkway and Cousins as contemplated. BofA Merrill Lynch assumed, with the consent of Parkway, that there would be no developments with respect to any such matters that would have an adverse effect on Parkway, Cousins, the Merger or any related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to BofA Merrill Lynch’s analyses or opinion.

BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Parkway, Cousins or any other entity, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of Parkway, Cousins or any other entity. BofA Merrill Lynch assumed, with the consent of Parkway, that (i) the pro forma entities resulting from the Merger and related transactions would retain or acquire all assets, properties and rights necessary for their respective operations, (ii) appropriate reserves, indemnification arrangements or other provisions had been made with respect to liabilities that such pro forma entities and/or their respective subsidiaries would assume in connection with the Merger and related transactions and (iii) neither such pro forma entities nor any of their respective subsidiaries would directly or indirectly retain, assume or incur any liabilities that were contemplated to be excluded as a result of the Merger, related transactions or otherwise. BofA Merrill Lynch made no analysis of, nor did BofA Merrill Lynch express any opinion or view as to, the adequacy or sufficiency of allowances for credit losses with respect to leases or other matters and BofA Merrill Lynch was advised by the managements of Parkway and Cousins and therefore assumed, with the consent of Parkway, that any such allowances for credit losses with respect to leases were, and on a pro forma basis would be, in the aggregate appropriate to cover such losses. BofA Merrill Lynch also did not evaluate the solvency or fair value of Parkway, Cousins or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Parkway, that the Merger and related transactions would be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger and related transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Parkway, Cousins, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to BofA Merrill Lynch’s analyses or opinion. BofA Merrill Lynch also assumed, at the direction of Parkway, that the Merger would qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code, and that the contributions contemplated as part of the related transactions would qualify as contributions of property pursuant to Section 721 of the Code. BofA Merrill Lynch was advised by Parkway and Cousins, and BofA Merrill Lynch assumed, at the direction of Parkway, that each of Parkway and Cousins has operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes since its election to be taxed as a REIT and assumed, at the direction of Parkway, that the Merger and related transactions would not adversely affect such REIT status or the operations of the pro forma combined entity resulting from the Merger. BofA Merrill Lynch further assumed, at the direction of Parkway, that the final executed Merger Agreement would not differ in any material respect from the draft of the Merger Agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any related transactions or any terms or other aspects or implications of the Merger (other than the exchange ratio to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of any related transactions or any terms, aspects or implications of any voting and support agreement, stockholders agreements or separation and distribution agreement or any governance or other arrangements, agreements or understandings entered into in connection with or related to the Merger, any related transactions or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the exchange ratio to holders of Parkway common stock, without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Parkway held by such holders (including any rights, preferences, restrictions or limitations that may be attributable to shares of Parkway common stock or other securities of Parkway), and BofA Merrill Lynch expressed no opinion or view with respect to, or the relative fairness of, any consideration received in connection with the Merger or related transactions by the holders of any other class of securities, creditors or other constituencies of any party. In addition, BofA Merrill Lynch expressed no opinion or view with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger or related transactions or any related entities or class of such persons, relative to the exchange ratio or otherwise. BofA Merrill Lynch also expressed no opinion as to the actual value of Cousins common stock when issued or the prices at which Cousins common stock, Parkway common stock or any other securities (including, without limitation, the securities of New Parkway) would trade or otherwise be transferable at any time, including following announcement or consummation of the Merger and related transactions. BofA Merrill Lynch also expressed no view or opinion with respect to, and BofA Merrill Lynch relied at the direction of Parkway upon the assessments of Parkway and Cousins and their respective representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Parkway and Cousins, their related entities and stockholders and the Merger and related transactions, as to which BofA Merrill Lynch understood that Parkway and Cousins obtained such advice as they deemed necessary from qualified professionals.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. As BofA Merrill Lynch noted in its opinion to the Parkway board of directors, the credit, financial and stock markets, and the industries and regions in which Parkway and Cousins operate, have experienced and continue to experience volatility and BofA Merrill Lynch expressed no opinion or view as to any potential effects of such volatility on Parkway, Cousins (or their respective businesses), the Merger or related transactions (including the contemplated benefits thereof). Although subsequent developments may affect BofA Merrill Lynch’s opinion, BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee. Except as described in this summary, the Parkway board of directors imposed no other instructions or limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

The following is a summary of the material financial analyses provided by BofA Merrill Lynch to the Parkway board of directors in connection with the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. In calculating implied exchange ratio reference ranges as reflected in such analyses, BofA Merrill Lynch (a) compared the low-end of the approximate implied per share equity value reference ranges derived for Parkway from such analyses to the high-end of the approximate implied per share equity value reference ranges derived for Cousins from such analyses in order to calculate the low-end of the implied exchange ratio reference ranges and (b) compared the high-end of the approximate implied per share equity value reference ranges derived for Parkway from such analyses to the low-end of the approximate implied per share equity value reference ranges derived for Cousins from such analyses in order to calculate the high-end of the implied exchange ratio reference ranges.

Selected Public Companies Analyses. BofA Merrill Lynch performed separate selected public companies analyses of Parkway and Cousins in which BofA Merrill Lynch reviewed and compared financial and operating data relating to Parkway, Cousins and the selected publicly traded companies listed below.

Parkway. In performing a selected public companies analysis of Parkway, BofA Merrill Lynch reviewed publicly available financial and stock market information of Parkway and the following eight selected companies that BofA Merrill Lynch viewed as generally relevant as U.S. publicly traded office REITs with operations focused primarily in suburban markets (which we refer to for purposes of this section entitled “—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated” as the “selected Parkway REITs”):

•	Brandywine Realty Trust

•	Columbia Property Trust, Inc.

•	Corporate Office Properties Trust

•	Cousins

•	Franklin Street Properties Corp.

•	Highwoods Properties, Inc.

•	Mack-Cali Realty Corporation

•	Piedmont Office Realty Trust, Inc.

BofA Merrill Lynch reviewed, among other things, closing stock prices on April 27, 2016 of the selected Parkway REITs as a multiple of calendar year 2016 and calendar year 2017 estimated funds from operations (which we refer to as “FFO per share”). Financial data of the selected Parkway REITs were based on publicly available consensus estimates. Financial data of Parkway were based on the Parkway Forecasts and publicly available consensus estimates.

The overall low to high calendar year 2016 and calendar year 2017 estimated FFO per share multiples observed for the selected Parkway REITs were 10.4x to 14.6x (with an average of 12.9x and a median of 12.8x) and 10.1x to 13.6x (with an average of 11.9x and a median of 11.8x), respectively. BofA Merrill Lynch noted that, based on the closing stock price of Parkway on April 27, 2016 and the Parkway Forecasts, the implied calendar year 2016 and calendar year 2017 estimated FFO per share multiples for Parkway were 12.5x and 11.7x, respectively. BofA Merrill Lynch then applied selected ranges of calendar year 2016 and calendar year 2017 estimated FFO per share multiples derived from the selected Parkway REITs of 11.5x to 13.5x and 11.0x to 13.0x, respectively, to corresponding data of Parkway based on the Parkway Forecasts. This analysis indicated approximate implied per share equity value reference ranges for Parkway, based on calendar year 2016 and calendar year 2017 estimated FFO per share multiples, of $14.17 and $16.64 and $14.49 and $17.72, respectively.

Cousins. In performing a selected public companies analysis of Cousins, BofA Merrill Lynch reviewed publicly available financial and stock market information of Cousins and the following eight selected companies that BofA Merrill Lynch viewed as generally relevant as U.S. publicly traded office REITs with operations focused primarily in suburban markets (which we refer to for purposes of this section entitled “—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated” as the “selected Cousins REITs”):

•	Brandywine Realty Trust

•	Columbia Property Trust, Inc.

•	Corporate Office Properties Trust

•	Franklin Street Properties Corp.

•	Highwoods Properties, Inc.

•	Mack-Cali Realty Corporation

•	Parkway

•	Piedmont Office Realty Trust, Inc.

BofA Merrill Lynch reviewed, among other things, closing stock prices on April 27, 2016 of the selected Cousins REITs as a multiple of calendar year 2016 and calendar year 2017 estimated FFO per share. Financial data of the selected Cousins REITs were based on publicly available consensus estimates. Financial data of Cousins were based on the Cousins Forecasts and publicly available consensus estimates.

The overall low to high calendar year 2016 and calendar year 2017 estimated FFO per share multiples observed for the selected Cousins REITs were 10.4x to 14.6x (with an average of 12.9x and a median of 12.8x) and 10.1x to 13.6x (with an average of 12.0x and a median of 11.8x), respectively. BofA Merrill Lynch noted that, based on the closing stock price of Cousins on April 27, 2016 and the Cousins Forecasts, the implied calendar year 2016 and calendar year 2017 estimated FFO per share multiples for Cousins were 12.2x and 10.8x, respectively. BofA Merrill Lynch then applied selected ranges of calendar year 2016 and calendar year 2017 estimated FFO per share multiples derived from the selected Cousins REITs of 11.0x to 13.0x and 10.0x to 12.0x, respectively, to corresponding data of Cousins based on the Cousins Forecasts. This analysis indicated approximate implied per share equity value reference ranges for Cousins, based on calendar year 2016 and calendar year 2017 estimated FFO per share multiples, of $9.61 to $11.35 and $9.88 to $11.85, respectively.

Utilizing the approximate implied per share equity value reference ranges derived for Parkway and Cousins described above, BofA Merrill Lynch calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Ranges Based on:		Exchange Ratio
CY 2016E FFO	CY 2017E FFO
1.25x – 1.73x	1.22x – 1.73x	1.63x

No company or business used in these analyses is identical or directly comparable to Parkway or Cousins. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which Parkway and Cousins were compared.

Net Asset Value Analyses. BofA Merrill Lynch performed separate net asset value analyses of Parkway and Cousins in which BofA Merrill Lynch reviewed Parkway’s and Cousins’ respective assets and liabilities based on financial and other information and data, as described below.

Parkway. BofA Merrill Lynch performed a net asset value analysis of Parkway based on the Parkway Forecasts, Parkway’s balance sheet as of December 31, 2015 and other information and data provided by Parkway’s management. An estimated range of operating real estate values for Parkway was calculated on a property-by-property basis, taking into account, as applicable, discounted cash flow analyses, then-recent observable data from relevant markets and regions, including capitalization rates, and the cost basis of certain properties, which range implied nominal market capitalization rates for Parkway of 5.23% to 5.76%. Also taken into account, based on Parkway’s balance sheet as of December 31, 2015 and other information and data provided by Parkway’s management, were (i) the combined sale price for Parkway’s assets sold in January 2016 and total estimated value of other assets to be sold, cash and cash equivalents and other tangible assets and (ii) the total estimated amount of Parkway’s liabilities, including Parkway’s outstanding indebtedness under unsecured term loans, revolving credit facility and secured debt, estimated marked-to-market debt adjustments and other tangible liabilities. This analysis indicated an approximate implied per share equity value reference range for Parkway of $16.63 to $19.64.

Cousins. BofA Merrill Lynch performed a net asset value analysis of Cousins based on the Cousins Forecasts, Cousins’ balance sheet as of December 31, 2015 and other information and data provided by Cousins’ management. An estimated range of operating real estate values for Cousins was calculated on a property-by-property basis, taking into account, as applicable, discounted cash flow analyses, then-recent observable data from relevant markets and regions, including capitalization rates, and the cost basis of certain properties, which range implied nominal market capitalization rates for Cousins of 6.44% to 6.95%. Also taken into account, based on Cousins’ balance sheet as of December 31, 2015 and other information and data provided by Cousins’ management, were (i) the sale price for Cousins’ property sold in January 2016 and the total estimated value of developments under construction, recently developed but not fully leased properties and future development projects for which start dates have been determined, Cousins’ Gateway Village property, land inventory (adjusted for the sale of certain land), cash and cash equivalents and other tangible assets and (ii) the total estimated amount of Cousins’ liabilities, including Cousins’ outstanding indebtedness under its revolving credit facility (adjusted for share repurchase activity during the three months ended March 31, 2016) and secured debt, estimated marked-to-market debt adjustments and other tangible liabilities. This analysis indicated an approximate implied per share equity value reference range for Cousins of $11.18 to $12.46.

Utilizing the approximate implied per share equity value reference ranges derived for Parkway and Cousins described above, BofA Merrill Lynch calculated the following approximate implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.33x – 1.76x	1.63x

BofA Merrill Lynch noted that the approximate implied aggregate net asset value reference ranges for Parkway and Cousins derived from these analyses implied price per square footage ranges for Parkway and Cousins of approximately $270 to $298 and $236 to $255, respectively.

Dividend Discount Analyses. BofA Merrill Lynch performed separate dividend discount analyses of Parkway and Cousins to calculate ranges of implied present values of the distributable cash flows that Parkway and Cousins were forecasted to generate during the fiscal years ending December 31, 2016 through December 31, 2018 utilizing the Parkway Forecasts and the Cousins Forecasts, respectively. BofA Merrill Lynch derived implied terminal values by applying to Parkway’s and Cousins’ respective fiscal year ending December 31, 2018 estimated FFO per share a range of terminal FFO per share multiples of 11.5x to 13.5x in the case of Parkway and 11.0x to 13.0x in the case of Cousins. Present values (as of December 31, 2015) of distributable cash flows and terminal values were then calculated by BofA Merrill Lynch using a cost of equity range of 9.2% to 11.3% in the case of Parkway and 8.9% to 10.8% in the case of Cousins. These analyses indicated approximate implied per share equity value reference ranges for Parkway and Cousins of $14.45 to $17.54 and $9.64 to $11.80, respectively.

Utilizing the approximate implied per share equity value reference ranges derived for Parkway and Cousins described above, BofA Merrill Lynch calculated the following approximate implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.22x – 1.82x	1.63x

Other Factors. BofA Merrill Lynch also observed certain additional factors that were not considered part of BofA Merrill Lynch’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	the historical trading performance of Parkway common stock and Cousins common stock during the latest 12 months ended April 27, 2016, which indicated low and high closing prices for Parkway common stock during such period of approximately $11.54 and $18.68 per share and low and high closing prices for Cousins common stock during such period of approximately $7.53 and $10.96 per share, as compared to the closing price of Parkway common stock on April 27, 2016 of approximately $15.45 per share and the closing price of Cousins common stock on April 27, 2016 of approximately $10.69 per share; and

•	selected publicly available Wall Street research analysts’ calendar year 2016 net asset value per share estimates for Parkway and Cousins as reflected in selected publicly available Wall Street research analysts’ reports and other publicly available information, which indicated, among other things, an overall low to high estimated net asset value per share range for Parkway of approximately $15.69 to $20.40 per share (with an average of $17.44 per share and a median of $17.24 per share) and an overall low to high estimated net asset value per share range for Cousins of approximately $10.96 to $12.44 per share (with an average of $11.73 per share and a median of $11.79 per share), as compared to the closing price of Parkway common stock on April 27, 2016 of approximately $15.45 per share and the closing price of Cousins common stock of approximately $10.69 per share.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses and other factors reviewed by BofA Merrill Lynch with the Parkway board of directors in connection with the Merger and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch. The preparation of a financial opinion or analyses is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that the analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses considered or focusing on information presented in tabular format, without considering all analyses or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Parkway and Cousins. The estimates of the future performance of Parkway and Cousins in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the exchange ratio provided for in the Merger and were provided to the Parkway board of directors in connection with its evaluation of the Merger. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual value of Parkway or Cousins.

The type and amount of consideration payable in the transaction were determined through negotiations between Parkway and Cousins, rather than by any financial advisor, and were approved by the Parkway board of directors. The decision to enter into the Merger Agreement was solely that of the Parkway board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Parkway board of directors in its evaluation of the Merger and should not be viewed as determinative of the views of the Parkway board of directors, management or any other party with respect to the Merger or the exchange ratio.

Parkway has agreed to pay BofA Merrill Lynch for its services as a financial advisor to Parkway in connection with the Merger an aggregate fee currently estimated to be approximately $7 million, of which $1.5 million was payable upon delivery of its opinion and the balance is contingent upon consummation of the Merger. In addition, at the request of the Parkway board of directors, BofA Merrill Lynch and certain of its affiliates expect to arrange and participate in the financing for New Parkway (or an affiliate thereof), for which services BofA Merrill Lynch and its affiliates will receive an aggregate fee currently estimated to be approximately $2.5 million, including acting as joint lead arranger, joint bookrunner and administrative agent for, and as a lender under, a senior secured credit facility of New Parkway (or an affiliate thereof). In addition, Parkway has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of its businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Parkway, Cousins and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parkway and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender to Parkway, (ii) having acted or acting as a joint bookrunner on certain equity offerings for Parkway and (iii) having provided or providing certain treasury and trade management services and products to Parkway. From April 1, 2014 through March 31, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from Parkway and its affiliates of approximately $5.5 million for investment and corporate banking services. In addition, BofA Merrill Lynch and/or certain of its affiliates currently lease or in the past have leased various properties from Parkway and, as of January 1, 2016, were one of Parkway’s 20 largest tenants in terms of annualized rental revenue. BofA Merrill Lynch and certain of its affiliates may continue to maintain significant commercial (including vendor and/or customer) relationships with Parkway and certain of its affiliates in the future.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Cousins and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an administrative agent, co-lead arranger and bookrunner for, and as a lender to, Cousins, (ii) having acted or acting as a joint bookrunner on an equity offering for Cousins and (iii) having provided or providing certain treasury and trade management services and products to Cousins. From April 1, 2014 through March 31, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from Cousins and its affiliates of approximately $2.5 million for investment and corporate banking services. BofA Merrill Lynch and/or certain of its affiliates also currently have a joint venture arrangement with respect to one of Cousins’ properties, currently lease or in the past have leased various properties from Cousins and, during the fiscal year ended December 31, 2015, were one of Cousins’ 20 largest office tenants in terms of annualized rental revenue. BofA Merrill Lynch and certain of its affiliates may continue to maintain significant commercial (including joint venture, vendor and/or customer) relationships with Cousins and certain of its affiliates in the future.

Opinion of Wells Fargo Securities, LLC

Parkway also has engaged Wells Fargo Securities as a financial advisor in connection with the Merger. As part of Wells Fargo Securities’ engagement, the Parkway board of directors requested that Wells Fargo Securities evaluate the fairness, from a financial point of view, to holders of Parkway common stock of the exchange ratio provided for in the Merger. On April 28, 2016, at a meeting of the Parkway board of directors held to evaluate the Merger, Wells Fargo Securities rendered an oral opinion, confirmed by delivery of a written opinion dated April 28, 2016, to the Parkway board of directors to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken stated in its opinion, the exchange ratio provided for in the Merger was fair, from a financial point of view, to the holders of Parkway common stock.

The full text of Wells Fargo Securities’ written opinion, dated April 28, 2016, to the Parkway board of directors is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in rendering its opinion. The following summary is qualified in its entirety by reference to the full text of the opinion. The opinion was addressed to the Parkway board of directors (in its capacity as such) for its information and use in connection with its evaluation of the exchange ratio from a financial point of view and did not address any related transactions or any other terms, aspects or implications of the Merger. Wells Fargo Securities’ opinion did not address the merits of the underlying decision by Parkway to enter into the Merger Agreement or the relative merits of the Merger or related transactions compared with other business strategies or transactions available or that have been or might be considered by Parkway or the Parkway board of directors or in which Parkway might engage. Wells Fargo Securities’ opinion does not constitute a recommendation to the Parkway board of directors or any other person or entity in respect of the Merger or any related transactions, including as to how any stockholder should vote or act in connection with the Merger, any related transactions or any other matters.

The terms of the Merger and related transactions were determined through negotiations between Parkway and Cousins, rather than by any financial advisor, and the decision to enter into the Merger Agreement was solely that of the Parkway board of directors. Wells Fargo Securities did not recommend any specific form of consideration to the Parkway board of directors or that any specific form of consideration constituted the only appropriate consideration for the Merger. Wells Fargo Securities’ opinion was only one of many factors considered by the Parkway board of directors in its evaluation of the Merger and should not be viewed as determinative of the views of the Parkway board of directors, management or any other party with respect to the Merger or the exchange ratio.

In arriving at its opinion, Wells Fargo Securities, among other things:

•	reviewed a draft, dated April 28, 2016, of the Merger Agreement, including the financial terms thereof;

•	reviewed certain publicly available business, financial and other information regarding Parkway and Cousins, including information set forth in their respective annual reports on Form 10-K for the fiscal year ended December 31, 2015;

•

reviewed certain other business and financial information regarding Parkway and Cousins furnished to Wells Fargo Securities by and discussed with the managements of Parkway and Cousins, including financial forecasts and estimates relating to Parkway prepared by the management of Parkway (we refer to such financial forecasts and estimates as the “Parkway Forecasts” solely for purposes of this section entitled “—Opinion of Wells Fargo Securities, LLC”) and financial forecasts and estimates relating to Cousins prepared by the management of Cousins and approved by the management of

Parkway (we refer to such financial forecasts and estimates as the “Cousins Forecasts” solely for purposes of this section entitled “—Opinion of Wells Fargo Securities, LLC”);

•	discussed with the managements of Parkway and Cousins the operations and prospects of Parkway and Cousins, including the historical financial performance and trends in the results of operations of Parkway and Cousins;

•	discussed with the managements of Parkway and Cousins the strategic rationale for the Merger and related transactions;

•	participated in discussions and negotiations among representatives of Parkway, Cousins and their respective advisors regarding the Merger and related transactions;

•	reviewed reported prices and trading activity for Parkway common stock and Cousins common stock;

•	analyzed the estimated net asset value of each of Parkway’s and Cousins’ real estate portfolios and other assets based upon the financial forecasts and estimates referred to above and assumptions relating thereto discussed with and confirmed as reasonable by the managements of Parkway and Cousins;

•	compared certain financial data of Parkway and Cousins with similar data of certain publicly traded companies that Wells Fargo Securities deemed relevant in evaluating Parkway and Cousins;

•	analyzed the estimated present value of the future dividends per share of Parkway and Cousins based upon the financial forecasts and estimates referred to above and assumptions relating thereto discussed with and confirmed as reasonable by the managements of Parkway and Cousins; and

•	considered such other information, such as financial studies and analyses, as well as financial, economic and market criteria, and made such other inquiries, as Wells Fargo Securities deemed relevant.

Wells Fargo Securities did not rely, for purposes of its opinion, on a comparison of the proposed financial terms of the Merger to the financial terms of other transactions given, in Wells Fargo Securities’ view, the lack of sufficient comparability or publicly available information with respect to other transactions similar to the Merger. In connection with Wells Fargo Securities’ review, Wells Fargo Securities assumed and relied upon the accuracy and completeness of the financial and other information provided, discussed with or otherwise made available to Wells Fargo Securities, including all accounting, tax, regulatory and legal information, and Wells Fargo Securities did not make (and did not assume any responsibility for) any independent verification of such information. Wells Fargo Securities relied upon assurances of the managements of Parkway and Cousins that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts, estimates and other information relating to Parkway and Cousins that Wells Fargo Securities was directed to utilize in its analyses, Wells Fargo Securities was advised by the respective managements of Parkway and Cousins and Wells Fargo Securities assumed that they were reasonably prepared and reflected the best currently available estimates, judgments and assumptions of the managements of Parkway and Cousins, as the case may be, as to the future financial performance of Parkway and Cousins, as the case may be, and the other matters covered thereby. Wells Fargo Securities assumed no responsibility for, and expressed no view as to, such forecasts, estimates or other information utilized in Wells Fargo Securities’ analyses or the judgments or assumptions upon which they were based. Wells Fargo Securities also assumed that there had been no meaningful changes in the condition (financial or otherwise), results of operations, businesses or prospects of Parkway or Cousins since the respective dates of the most recent financial statements and other information provided to Wells Fargo Securities. Wells Fargo Securities relied, at the direction of Parkway, upon the assessments of the managements of Parkway and Cousins as to, among other things, (i) the potential impact on Parkway and Cousins of certain market and other trends in and prospects for the real estate industry and related credit and financial markets, including in the Southeastern and Southwestern United States markets generally and the Houston, Texas market specifically, (ii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, key employees and tenants of Parkway and Cousins and (iii) the ability to integrate the businesses and operations of Parkway and Cousins as contemplated. Wells Fargo

Securities assumed, with Parkway’s consent, that there would be no developments with respect to any such matters that would have an adverse effect on Parkway, Cousins, the Merger or any related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Wells Fargo Securities’ analyses or opinion.

In arriving at its opinion, Wells Fargo Securities did not conduct physical inspections of the properties or assets of Parkway, Cousins or any other entity, and Wells Fargo Securities did not make and was not provided with any evaluations or appraisals of the properties, assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Parkway, Cousins or any other entity. Wells Fargo Securities assumed, with Parkway’s consent, that (i) the pro forma entities resulting from the Merger and related transactions would retain or acquire all assets, properties and rights necessary for their respective operations, (ii) appropriate reserves, indemnification arrangements or other provisions had been made with respect to liabilities that such pro forma entities and/or their respective subsidiaries would assume in connection with the Merger and related transactions and (iii) neither such pro forma entities nor any of their respective subsidiaries would directly or indirectly retain, assume or incur any liabilities that were contemplated to be excluded as a result of the Merger, related transactions or otherwise. Wells Fargo Securities also did not evaluate the solvency or fair value of Parkway, Cousins or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

In rendering its opinion, Wells Fargo Securities assumed, at the direction of Parkway, that the final form of the Merger Agreement, when signed by the parties thereto, would not differ from the draft Merger Agreement reviewed by Wells Fargo Securities in any respect meaningful to Wells Fargo Securities’ analyses or opinion, that the Merger and related transactions would be consummated in accordance with the terms described in the Merger Agreement and related documents and in compliance with all applicable laws, documents and other requirements without amendment or waiver of any material terms or conditions and that, in the course of obtaining any necessary governmental, regulatory or third party consents, approvals or agreements for the Merger and related transactions, no delay, limitation or restriction, including any divestiture or other requirements, would be imposed or action would be taken that would have an adverse effect on Parkway, Cousins, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Wells Fargo Securities’ analyses or opinion. Wells Fargo Securities also assumed, at the direction of Parkway, that the Merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that the contributions contemplated as part of the related transactions would qualify as contributions of property pursuant to Section 721 of the Code. Wells Fargo Securities was advised by Parkway and Cousins, and Wells Fargo Securities assumed, at the direction of Parkway, that each of Parkway and Cousins has operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes since its election to be taxed as a REIT and Wells Fargo Securities further assumed, at the direction of Parkway, that the Merger and related transactions would not adversely affect such REIT status or the operations of the pro forma combined entity resulting from the Merger.

Wells Fargo Securities did not express any opinion as to the actual value of Cousins common stock when issued pursuant to the Merger or the prices at which Cousins common stock, Parkway common stock or any other securities (including, without limitation, the securities of New Parkway) would trade or otherwise be transferable at any time, including following announcement or consummation of the Merger and related transactions. Wells Fargo Securities’ opinion was necessarily based on economic, market, financial and other conditions existing, and information made available to Wells Fargo Securities, as of the date of Wells Fargo Securities’ opinion. As Wells Fargo Securities noted in its opinion to the Parkway board of directors, the credit, financial and stock markets, and the industries and regions in which Parkway and Cousins operate, have experienced and continue to experience volatility and Wells Fargo Securities expressed no opinion or view as to any potential effects of such volatility on Parkway, Cousins (or their respective businesses), the Merger or related transactions (including the contemplated benefits thereof). Although subsequent developments may affect the matters set forth in its opinion, Wells Fargo Securities does not have any obligation to update, revise, reaffirm or withdraw its opinion or otherwise comment on or consider any such events occurring or coming to Wells Fargo Securities’ attention after the date of its opinion.

Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view and as of the date of the opinion, to holders of Parkway common stock of the exchange ratio to the extent expressly specified in Wells Fargo Securities’ opinion, without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Parkway held by such holders (including any rights, preferences, restrictions or limitations that may be attributable to shares of Parkway common stock or other securities of Parkway), and no opinion or view was expressed with respect to, or the relative fairness of, any consideration received in connection with the Merger or related transactions by holders of any class of securities, creditors or other constituencies of any party. Wells Fargo Securities’ opinion did not address any related transactions or any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of any related transactions or any terms, aspects or implications of any voting and support agreement, stockholders agreements or separation and distribution agreement or any governance or other arrangements, agreements or understandings entered into in connection with or contemplated by the Merger, related transactions or otherwise. In addition, Wells Fargo Securities’ opinion did not address the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the Merger or related transactions or any related entities, or class of such persons, relative to the exchange ratio or otherwise. Wells Fargo Securities’ opinion did not address the merits of the underlying decision by Parkway to enter into the Merger Agreement or the relative merits of the Merger or related transactions compared with other business strategies or transactions available or that have been or might be considered by Parkway or the Parkway board of directors or in which Parkway might engage. Wells Fargo Securities also did not express any opinion or view with respect to, and at the direction of Parkway relied upon the assessments of representatives of Parkway and Cousins regarding, accounting, tax, regulatory, legal or similar matters as to which Wells Fargo Securities understood that Parkway and Cousins obtained such advice as they deemed necessary from qualified professionals.

In connection with rendering its opinion, Wells Fargo Securities performed certain financial, comparative and other analyses as summarized below. This summary is not a complete description of the financial analyses performed and factors considered in connection with such opinion. In arriving at its opinion, Wells Fargo Securities did not ascribe a specific value to Parkway or Cousins but rather made its determinations as to the fairness, from a financial point of view, of the exchange ratio on the basis of various financial and comparative analyses taken as a whole. The preparation of a financial opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a financial opinion is not readily susceptible to summary description.

In arriving at its opinion, Wells Fargo Securities did not attribute any particular weight to any single analysis or factor considered but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered and in the context of the circumstances of the particular transaction. Accordingly, the analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying such opinion. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary. No company is identical to Parkway or Cousins and an evaluation of Wells Fargo Securities’ analyses is not entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies reviewed.

In performing its analyses, Wells Fargo Securities considered industry performance, general business and economic conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Parkway, Cousins or any other parties to the Merger and related transactions. None of Parkway, Cousins, Wells Fargo Securities or any other person assumes responsibility if future results are different from those described whether or not any such difference is material. Any estimates contained in these analyses and the ranges of values resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of properties, businesses or securities do not purport to be appraisals or necessarily reflect the prices at which properties, businesses or securities may actually be sold or acquired. Accordingly, the assumptions and estimates used in, and the results derived from, the following analyses are inherently subject to substantial uncertainty.

The following is a summary of the material financial analyses provided on April 28, 2016 to the Parkway board of directors by Wells Fargo Securities in connection with its opinion. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such financial analyses. In calculating implied exchange ratio reference ranges as reflected in such analyses, Wells Fargo Securities (a) compared the low-end of the approximate implied per share equity value reference ranges derived for Parkway from such analyses to the high-end of the approximate implied per share equity value reference ranges derived for Cousins from such analyses in order to calculate the low-end of the implied exchange ratio reference ranges and (b) compared the high-end of the approximate implied per share equity value reference ranges derived for Parkway from such analyses to the low-end of the approximate implied per share equity value reference ranges derived for Cousins from such analyses in order to calculate the high-end of the implied exchange ratio reference ranges.

Net Asset Value Analyses. Wells Fargo Securities performed separate net asset value analyses of Parkway and Cousins in which Wells Fargo Securities reviewed Parkway’s and Cousins’ respective assets and liabilities based on financial and other information and data, as described below.

Parkway. Wells Fargo Securities performed a net asset value analysis of Parkway based on Parkway’s balance sheet data as of March 31, 2016 and other information and data provided by Parkway’s management. An estimated aggregate net asset value reference range for Parkway was calculated by taking into account, on an asset-by-asset basis, among other factors, the net operating income of each asset as provided by Parkway’s management, market and submarket specific capitalization rates and the asset quality, tenant roster, portfolio location, current occupancy levels and lease maturity profiles of such assets. For purposes of its net asset value analysis, Wells Fargo Securities also took into account, based on Parkway’s balance sheet as of March 31, 2016 and other information and data provided by Parkway’s management, (i) the total estimated value of Parkway’s cash, cash equivalents and other assets, and (ii) the total estimated amount of Parkway’s liabilities, including corporate debt, pro rata share of mortgage debt and other liabilities and estimated debt marked-to-market. This analysis indicated an approximate implied per share equity value reference range for Parkway common stock of $16.58 to $19.55.

Cousins. Wells Fargo Securities performed a net asset value analysis of Cousins based on Cousins’ balance sheet data as of December 31, 2015 and March 31, 2016, publicly available information disclosed in Cousins’ public filings and other information and data provided by Cousins’ management. An estimated aggregate net asset value reference range for Cousins was calculated by taking into account, on an asset-by-asset basis, among other factors, the net operating income of each asset as provided by Cousins’ management, market and submarket specific capitalization rates and the asset quality, tenant roster, portfolio location, current occupancy levels and lease maturity profiles of such assets. For purposes of its net asset value analysis, Wells Fargo Securities also took into account, based on Cousins’ balance sheet as of March 31, 2016, publicly available information disclosed in Cousins’ public filings and other information and data provided by Cousins’ management, (i) the total estimated value of Cousins’ development projects in progress, cash, cash equivalents and other assets, and (ii) the total estimated amount of Cousins’ liabilities, including total debt and other liabilities and estimated debt marked-to-market. This analysis indicated an approximate implied per share equity value reference range for Cousins common stock of $10.46 to $12.07.

Utilizing the approximate implied per share equity value reference ranges derived for Parkway and Cousins described above, Wells Fargo calculated the following approximate implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.37x – 1.87x	1.63x

Selected Publicly Traded Companies Analyses. Wells Fargo Securities performed separate selected publicly traded companies analyses of Parkway and Cousins in which Wells Fargo Securities reviewed and compared financial and operating data relating to Parkway, Cousins and the selected publicly traded companies listed below.

Parkway. Wells Fargo Securities reviewed and compared financial and operating data relating to Parkway and the following 10 selected U.S. publicly traded office REITs with operations focused primarily in suburban markets that Wells Fargo Securities deemed generally relevant (which we refer to for purposes of this section entitled “—Opinion of Wells Fargo Securities, LLC” as the “selected Parkway REITs”):

•	Brandywine Realty Trust

•	Columbia Property Trust, Inc.

•	Corporate Office Properties Trust

•	Cousins

•	Equity Commonwealth

•	First Potomac Realty Trust

•	Franklin Street Properties Corp.

•	Highwoods Properties, Inc.

•	Mack-Cali Realty Corporation

•	Piedmont Office Realty Trust, Inc.

Wells Fargo Securities reviewed closing stock prices on April 27, 2016 of the selected Parkway REITs as multiples of calendar year 2016 and calendar year 2017 estimated FFO per share and estimated FFO per share as adjusted for certain items, including primarily straight-line rent revenues, above market and below market lease amortization and recurring capital expenditures, as applicable (which we refer to for purposes of this section entitled “—Opinion of Wells Fargo Securities, LLC” as “AFFO per share”). Estimated financial data of the selected Parkway REITs were based on public filings, publicly available research analysts’ consensus estimates and other publicly available information. Estimated financial data of Parkway was based on the Parkway Forecasts and publicly available research analysts’ consensus estimates. For purposes of this analysis, mean and median multiples were calculated excluding the highest multiple observed.

The overall low to high calendar year 2016 estimated FFO per share and AFFO per share multiples observed for the selected Parkway REITs were 8.4x to 27.8x (with a mean of 12.3x and a median of 12.4x) and 11.8x to 81.5x (with a mean of 20.0x and a median of 18.0x), respectively, and the overall low to high calendar year 2017 estimated FFO per share and AFFO per share multiples observed for the selected Parkway REITs were 9.5x to 26.9x (with a mean of 11.7x and a median of 11.8x) and 14.5x to 47.1x (with a mean of 19.0x and a median of 16.8x), respectively. Wells Fargo Securities then applied selected ranges of calendar year 2016 estimated FFO per share and AFFO per share multiples of 11.0x to 14.0x and 17.0x to 21.0x, respectively, and selected ranges of calendar year 2017 estimated FFO per share and AFFO per share multiples of 10.5x to 13.5x and 16.0x to 20.0x, respectively, derived from the selected Parkway REITs to corresponding data of Parkway based on the Parkway

Forecasts. Based on this analysis, Wells Fargo Securities selected approximate implied per share equity value reference ranges for Parkway, based on calendar year 2016 estimated FFO per share and AFFO per share multiples, of $13.00 to $17.00 and, based on calendar year 2017 estimated FFO per share and AFFO per share multiples, of $13.00 to $17.00.

Cousins. Wells Fargo Securities reviewed and compared financial and operating data relating to Cousins and the following 10 selected U.S. publicly traded office REITs with operations focused primarily in suburban markets that Wells Fargo Securities deemed generally relevant (which we refer to for purposes of this section entitled “—Opinion of Wells Fargo Securities, LLC” as the “selected Cousins REITs”):

•	Brandywine Realty Trust

•	Columbia Property Trust, Inc.

•	Corporate Office Properties Trust

•	Equity Commonwealth

•	First Potomac Realty Trust

•	Franklin Street Properties Corp.

•	Highwoods Properties, Inc.

•	Mack-Cali Realty Corporation

•	Parkway

•	Piedmont Office Realty Trust, Inc.

Wells Fargo Securities reviewed closing stock prices on April 27, 2016 of the selected Cousins REITs as multiples of calendar year 2016 and calendar year 2017 estimated FFO per share and estimated AFFO per share. Estimated financial data of the selected Cousins REITs were based on public filings, publicly available research analysts’ consensus estimates and other publicly available information. Estimated financial data of Cousins were based on the Cousins Forecasts and publicly available research analysts’ consensus estimates. For purposes of this analysis, mean and median multiples were calculated excluding the highest multiple observed.

The overall low to high calendar year 2016 estimated FFO per share and AFFO per share multiples observed for the selected Cousins REITs were 8.4x to 27.8x (with a mean of 12.4x and a median of 12.4x) and 11.8x to 81.5x (with a mean of 21.1x and a median of 18.3x), respectively, and the overall low to high calendar year 2017 estimated FFO per share and AFFO per share multiples observed for the selected Cousins REITs were 9.5x to 26.9x (with a mean of 11.7x and a median of 11.8x) and 14.5x to 47.1x (with a mean of 19.8x and a median of 16.8x), respectively. Wells Fargo Securities then applied selected ranges of calendar year 2016 estimated FFO per share and AFFO per share multiples of 11.5x to 14.5x and 17.0x to 21.0x, respectively, and selected ranges of calendar year 2017 estimated FFO per share and AFFO per share multiples of 10.5x to 13.5x and 16.0x to 20.0x, respectively, derived from the selected Cousins REITs to corresponding data of Cousins based on the Cousins Forecasts. Based on this analysis, Wells Fargo Securities selected approximate implied per share equity value reference ranges for Cousins, based on calendar year 2016 estimated FFO per share and AFFO per share multiples, of $10.00 to $12.00 and, based on calendar year 2017 estimated FFO per share and AFFO per share multiples, of $10.00 to $12.00.

Utilizing the approximate implied per share equity value reference ranges derived for Parkway and Cousins described above, Wells Fargo Securities calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Ranges Based on:		Exchange Ratio
CY 2016E FFO and AFFO	CY 2017E FFO and AFFO
1.08x – 1.70x	1.08x – 1.70x	1.63x

Dividend Discount Analyses. Wells Fargo Securities performed separate dividend discount analyses of Parkway and Cousins to calculate ranges of implied present values of the distributable cash flows that Parkway and Cousins were forecasted to generate during the last nine months of the fiscal year ending December 31, 2016 through the full fiscal year ending December 31, 2018 utilizing the Parkway Forecasts and the Cousins Forecasts, respectively. Wells Fargo Securities derived implied terminal values by applying to Parkway’s and Cousins’ respective fiscal year ending December 31, 2018 estimated FFO per share a range of latest 12 months terminal FFO per share multiples of 11.0x to 14.0x. Present values (as of March 31, 2016) of distributable cash flows and terminal values were then calculated by Wells Fargo Securities using a cost of equity range of 10.0% to 12.0%. These analyses indicated approximate implied per share equity value reference ranges for Parkway and Cousins of $13.85 to $17.97 and $9.52 to $12.45, respectively.

Utilizing the approximate implied per share equity value reference ranges derived for Parkway and Cousins described above, Wells Fargo Securities calculated the following approximate implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.11x – 1.89x	1.63x

Other Information. Wells Fargo Securities observed certain additional information that was not considered part of Wells Fargo Securities’ financial analyses with respect to its opinion but was referenced for informational purposes, including selected publicly available Wall Street research analyst reports relating to Parkway and Cousins and other publicly available information, which indicated, to the extent publicly available, (i) share price targets for (a) Parkway common stock ranging from $15.00 per share to $18.00 per share (with a mean of $16.50 per share and a median of $16.50 per share) and (b) Cousins common stock ranging from $10.00 per share to $12.00 per share (with a mean of $10.75 per share and a median of $10.50 per share) and (ii) net asset value per share targets for (a) Parkway common stock ranging from $16.78 per share to $20.40 per share (with a mean of $17.93 per share and a median of $17.82 per share) and (b) Cousins common stock ranging from $11.05 per share to $12.44 per share (with a mean of $11.77 per share and a median of $11.58 per share).

General

Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Wells Fargo Securities is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. Parkway selected Wells Fargo Securities as a financial advisor in connection with the Merger because of its qualifications, reputation and experience generally and particularly in the real estate industry and its familiarity with Parkway and its business. The issuance of Wells Fargo Securities’ opinion was approved by an authorized committee of Wells Fargo Securities.

Parkway has agreed to pay Wells Fargo Securities for its financial advisory services in connection with the Merger an aggregate fee currently estimated to be approximately $8.5 million, a portion of which was payable upon delivery of its opinion and approximately $7 million of which is contingent upon consummation of the Merger. In addition, at the request of the Parkway board of directors, Wells Fargo & Company and certain of its affiliates expect to arrange and participate in the financing for New Parkway (or an affiliate thereof), for which services Wells Fargo & Company and such affiliates will receive an aggregate fee currently estimated to be approximately $2.4 million, including acting as joint lead arranger and joint bookrunner for, and as a lender under, a senior secured credit facility of New Parkway (or an affiliate thereof). Parkway also has agreed to reimburse certain of Wells Fargo Securities’ expenses, including fees and disbursements of Wells Fargo Securities’ counsel, and to indemnify Wells Fargo Securities and certain related parties against certain liabilities, including liabilities under the U.S. federal securities laws, that may arise out of Wells Fargo Securities’ engagement.

Wells Fargo Securities and its affiliates provide a full range of investment banking and financial advisory, securities trading, brokerage and lending services in the ordinary course of business, for which Wells Fargo Securities and such affiliates receive customary fees and, given certain policies and procedures designed to preserve the independence of Wells Fargo Securities’ research and credit analysts, the views of such analysts may differ from those reflected in Wells Fargo Securities’ analyses and opinion. In connection with unrelated matters, Wells Fargo Securities and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Parkway, Cousins and certain of their respective affiliates for which Wells Fargo Securities and its affiliates have received and would expect to receive fees including, during the two-year period prior to the date of Wells Fargo Securities’ opinion, having acted or acting as (i) in the case of Parkway, (a) financial advisor to Parkway in connection with its acquisition of certain real estate assets, (b) joint bookrunning manager or selling agent for equity offerings of Parkway and (c) joint lead arranger, joint bookrunner and administrative agent for, and as a lender and/or letter of credit provider under, credit facilities of an affiliate of Parkway and (ii) in the case of Cousins, (a) debt placement agent and broker to Cousins for the acquisition and disposition of certain real estate assets, (b) sole bookrunning manager for an equity offering of Cousins and (c) co-documentation agent for, and as a lender under, a credit facility of Cousins. During the two-year period prior to the date of Wells Fargo Securities’ opinion, Wells Fargo Securities and its affiliates received or expected to receive for the services described in clauses (i)(a) through (c) and (ii)(a) through (c) above aggregate fees of approximately $6.5 million from Parkway and/or certain of its affiliates and approximately $1 million from Cousins, respectively. In addition, Wells Fargo Securities and/or certain of its affiliates currently lease or in the past have leased various properties from Parkway and, as of January 1, 2016, were one of Parkway’s 20 largest tenants in terms of annualized rental revenue. Wells Fargo Securities and/or certain of its affiliates also currently lease or in the past have leased various properties from Cousins and, during the fiscal year ended December 31, 2015, were one of Cousins’ 20 largest office tenants in terms of annualized rental revenue. Wells Fargo Securities and certain of its affiliates may continue to maintain significant commercial (including vendor and/or customer) relationships with Parkway, Cousins and certain of their respective affiliates in the future. In the ordinary course of business, Wells Fargo Securities and its affiliates may actively trade, hold or otherwise effect transactions in the securities or financial instruments (including bank loans or other obligations) of Parkway, Cousins and certain of their respective affiliates for Wells Fargo Securities’ and its affiliates’ own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments.

Cousins Unaudited Prospective Financial Information

Cousins does not as a matter of course make public long-term projections as to future revenues, earnings or other results, except for annual FFO guidance, due to, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the Merger, Cousins’ management prepared and provided to the Cousins board of directors in connection with its evaluation of the transaction, and to Goldman Sachs, its financial advisor, in connection its financial analyses described above under the section entitled “—Opinion of Cousins’ Financial Advisor—Opinion of Goldman, Sachs & Co.,” certain nonpublic, internal financial projections regarding Cousins’ future operations for fiscal years 2016 through 2018, financial projections regarding Cousins’ future operations on a standalone basis for fiscal years 2016 through 2018, after giving effect to the Merger, the Spin-Off, the Separation, the UPREIT Reorganization and the proceeds of financing incurred in connection with the Merger and the Spin-Off, and financial projections regarding New Parkway’s future operations for fiscal years 2016 through 2018, after giving effect to the Merger, the Spin-Off, the Separation, the UPREIT Reorganization and the proceeds of financing incurred in connection with the Merger and the Spin-Off. As described below, certain of these financial projections were also provided to Parkway and its financial advisors, BofA Merrill Lynch and Wells Fargo Securities, for their use and reliance in connection with their respective financial analyses and opinions. For more information, see “—Background of the Merger,” “—Opinions of Parkway’s Financial Advisors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated” and “—Opinions of Parkway’s Financial Advisors—Opinion of Wells Fargo Securities, LLC.” In addition, in connection with the Merger, Cousins’ management prepared and provided to the Cousins board of directors and Goldman Sachs certain nonpublic, internal financial projections regarding Parkway’s projected future operations for fiscal years 2016 through 2018 for purposes of evaluating Parkway and the Merger, which were prepared based on the Parkway Management Projections (as hereinafter defined), as adjusted by Cousins’ management. For more information, see “—Parkway Unaudited Prospective Financial Information.” Cousins has included below a summary of these projections for the purpose of providing stockholders and investors access to certain nonpublic information that was furnished to certain parties in connection with the Merger, and such information may not be appropriate for other purposes, and is not included to influence your decision, if you are a Cousins stockholder, to vote for the Cousins Issuance Proposal, the Cousins Articles Amendment Proposal, or, if you are a Parkway stockholder, to vote for the Parkway Merger Proposal or the Parkway Compensation Proposal.

These internal financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial projections. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. The prospective financial information included in this section of the joint proxy statement/prospectus has been prepared by, and is the responsibility of, Cousins’ management. Neither the independent registered public accounting firm of Cousins, nor any independent accountants, have examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, the independent registered accounting firm of Cousins does not express an opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The independent registered public accounting firm’s report, contained in the Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus, relates to Cousins’ historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

While presented with numeric specificity, these internal financial projections were based on numerous variables and assumptions (including, but not limited to, the assumption that each of Cousins and Parkway would not engage in any acquisitions other than the Merger, other than in connection with certain planned developments, and other assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to Cousins’ and Parkway’s businesses, as applicable) that are inherently subjective and uncertain and are beyond the control of Cousins’ management. Important factors that may affect actual results and cause these internal financial projections to not be achieved include, but are not limited to, risks and uncertainties relating to Cousins’ and Parkway’s businesses (including their ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” beginning on page 57. These internal financial projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial projections. Accordingly, there can be no assurance that the projected results summarized below will be realized. Cousins stockholders and Parkway stockholders are urged to review the most recent SEC filings of Cousins for a description of the reported and anticipated results of operations and financial condition and capital resources during 2016, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Cousins’ Annual Report on Form 10-K for the year ended December 31, 2015, and subsequent quarterly reports on Form 10-Q, which are incorporated by reference into this joint proxy statement/prospectus.

The inclusion of a summary of these internal financial projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Cousins, Parkway or their respective officers, directors, affiliates, advisors or other representatives considered these internal financial projections to necessarily be predictive of actual future events, and these internal financial projections should not be relied upon as such nor should the information contained in these internal financial projections be considered appropriate for other purposes. None of Cousins, Parkway or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from these internal financial projections. Cousins undertakes no obligation to update or otherwise revise or reconcile these internal financial projections to reflect circumstances existing after the date these internal financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these projections are shown to be in error. Since the projections cover multiple years, such information by its nature becomes less predictive with each successive year.

Cousins and Parkway may calculate certain non-GAAP financial metrics, including NOI, EBITDA, FFO and FAD, using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to Cousins and Parkway may not be directly comparable to one another.

Cousins has not made and makes no representation to Parkway or any stockholder in the Merger Agreement or otherwise, concerning these internal financial projections or regarding Cousins’ ultimate performance compared to the information contained in these internal financial projections or that the projected results will be achieved. Cousins urges all stockholders to review Cousins’ most recent SEC filings for a description of Cousins’ reported financial results.

Cousins Standalone Projections

The following is a summary of the unaudited Cousins prospective financial information for calendar years ended 2016 through 2018, prepared by Cousins’ management (which we refer to as the “Cousins Standalone Projections”). The Cousins Standalone Projections were prepared by Cousins’ management beginning on March 7, 2016, and are based solely on the information available to Cousins’ management at that time. The Cousins Standalone Projections were finalized on April 24, 2016.

The Cousins Standalone Projections were based on numerous variables and assumptions, including the variables and assumptions discussed above as well as the following material assumptions: (1) Cousins does not make any acquisitions throughout the projection period, other than in connection with certain planned developments; (2) Cousins completes planned developments of certain of its properties, including the headquarters of NCR Corporation, the headquarters of Dimensional Fund Advisors, the “Avalon” project in Alpharetta, Georgia and a development in Downtown Decatur, Georgia; (3) Cousins disposes of the American Cancer Society building in late 2017 and disposes of none of its properties in 2018; (4) Cousins refinances certain of its properties, including a mortgage on the Colorado Tower in 2016, based on a 65% loan to value (which we refer to as “LTV”), a mortgage loan on the Fifth Third Center in 2017, based on a 65% LTV and a refinancing of the 191 Peachtree mortgage loan in 2018, based on a 65% LTV; and (5) Cousins pays out a dividend that equates to 70% of funds available for distribution (which we refer to as “FAD”) over the projection period (see Footnote 4 to the table below for a definition of FAD). The Cousins Standalone Projections do not give effect to the Merger, the Spin-Off, the Separation, the UPREIT Reorganization or the proceeds of financing incurred in connection with the Merger and the Spin-Off.

The Cousins Standalone Projections were provided to the Cousins board of directors and its financial advisor, Goldman Sachs, and to Parkway and its financial advisors, BofA Merrill Lynch and Wells Fargo Securities. For more information, see “—Background of the Merger.” The following table presents a summary of the Cousins Standalone Projections, as prepared by Cousins’ management, with all figures rounded to the nearest million.

	Year Ended December 31,
	2016E	2017E	2018E
	(in millions)
Net Operating Income (NOI)(1)	$241	$267	$295
EBITDA(2)	$223	$250	$271
Funds from Operations (FFO)(3)	$184	$207	$225
Funds Available for Distribution (FAD)(4)	$99	$105	$153

(1)	Cousins defines net operating income (“NOI”) as rental property revenues less rental property operating expenses, excluding other components of GAAP net income: fee income, reimbursed expenses, general and administrative expenses, interest expense, depreciation and amortization, acquisition and related costs and other costs and expenses. NOI is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance. Cousins does not provide guidance on NOI in its public filings.
(2)	Cousins defines EBITDA as funds from operations plus consolidated and Cousins’ share of unconsolidated interest expense, non-real estate depreciation and amortization, income taxes, impairment losses, predevelopment charges, loss on debt extinguishment, gain on sale of third party business, participation interest income, acquisition and related costs and preferred stock dividends and original issuance costs. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. Cousins does not provide guidance on EBITDA in its public filings.
(3)	Cousins defines Funds from Operations Available to Common Stockholders (“FFO”) in accordance with the National Association of Real Estate Investment Trusts’ definition, which is net income (loss) available to common stockholders (computed in accordance with GAAP) excluding extraordinary items, cumulative effect of change in accounting principle and gains or losses from sales of depreciable real property, plus depreciation and amortization of real estate assets, impairment losses on depreciable investment property and after adjustments for unconsolidated partnerships and joint ventures to reflect FFO on the same basis. FFO is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance.
(4)	Cousins defines Funds Available for Distribution (“FAD”) as FFO, adjusted to exclude the effect of straight-line rent and above and below market lease amortization less 2nd generation tenant improvements and leasing costs and building capital expenditures, which are those expenditures necessary for operating and maintaining existing properties at historic performance levels. FAD is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash provided by operating activities as a cashflow measurement. Cousins does not provide guidance on FAD in its public filings.

Parkway Adjusted Standalone Projections

The following is a summary of the Parkway Management Projections (as hereinafter defined), which were provided to Cousins’ management by Parkway’s management, and thereafter adjusted by Cousins’ management (we refer to these projections, as adjusted by Cousins’ management, as the “Parkway Adjusted Standalone Projections”). For more information regarding the Parkway Management Projections, see “—Parkway Unaudited Prospective Financial Information.” The Parkway Adjusted Standalone Projections were prepared by Cousins’ management beginning on April 13, 2016, and are based solely on the information available to Cousins’ management at that time. The Parkway Adjusted Standalone Projections were finalized on April 24, 2016.

The Parkway Adjusted Standalone Projections were also based on numerous variables and assumptions, including the variables and assumptions discussed above as well as the following material assumptions: (1) Parkway completes planned asset sales in Jacksonville and Miami, Florida, and Philadelphia, Pennsylvania; (2) Parkway does not engage in any further asset sales or acquisitions; (3) Parkway maintains net debt of $1.23 billion as of June 30, 2016; and (4) Parkway pays down or refinances existing debt of $161 million in 2016, $142 million in 2017 and $185 million in 2018. In addition, Cousins’ management adjusted the Parkway Management Projections to conform the metrics in the Parkway Management Projections to comparable metrics in certain Cousins projections, based on the definitions of certain terms used by Cousins in its own projections. The Parkway Adjusted Standalone Projections do not give effect to the Merger, the Spin-Off, the Separation, the UPREIT Reorganization or the proceeds of financing incurred in connection with the Merger and the Spin-Off.

The Parkway Adjusted Standalone Projections were provided to the Cousins board of directors and its financial advisor, Goldman Sachs, but were not provided to Parkway or its financial advisors, BofA Merrill Lynch and Wells Fargo Securities. For more information, see “—Background of the Merger.” The following table presents a summary of the Parkway Adjusted Standalone Projections, as prepared by Cousins’ management.

	Year Ended December 31,
	2016E	2017E	2018E
	(in millions)
Net Operating Income (NOI)(1)	$236.8	$248.7	$261.3
EBITDA(2)	$206.7	$216.6	$228.0
Funds from Operations (FFO)(3)	$144.3	$158.3	$174.1
Funds Available for Distribution (FAD)(4)	$56.6	$67.3	$109.4

(1)	Cousins defines net operating income (“NOI”) as rental property revenues less rental property operating expenses, excluding other components of GAAP net income: fee income, reimbursed expenses, general and administrative expenses, interest expense, depreciation and amortization, acquisition and related costs and other costs and expenses. NOI is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance. Cousins does not provide guidance on NOI in its public filings.
(2)	Cousins defines EBITDA as funds from operations plus consolidated and Cousins’ share of unconsolidated interest expense, non-real estate depreciation and amortization, income taxes, impairment losses, predevelopment charges, loss on debt extinguishment, gain on sale of third party business, participation interest income, acquisition and related costs and preferred stock dividends and original issuance costs. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. Cousins does not provide guidance on EBITDA in its public filings.
(3)	Cousins defines Funds from Operations Available to Common Stockholders (“FFO”) in accordance with the National Association of Real Estate Investment Trusts’ definition, which is net income (loss) available to common stockholders (computed in accordance with GAAP) excluding extraordinary items, cumulative effect of change in accounting principle and gains or losses from sales of depreciable real property, plus depreciation and amortization of real estate assets, impairment losses on depreciable investment property and after adjustments for unconsolidated partnerships and joint ventures to reflect FFO on the same basis. FFO is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance.
(4)	Cousins defines Funds Available for Distribution (“FAD”) as FFO, adjusted to exclude the effect of straight-line rent and above and below market lease amortization less 2nd generation tenant improvements and leasing costs and building capital expenditures, which are those expenditures necessary for operating and maintaining existing properties at historic performance levels. FAD is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash provided by operating activities as a cashflow measurement. Cousins does not provide guidance on FAD in its public filings.

New Cousins Projections

The following is a summary of the unaudited prospective financial information reflecting a combination of Cousins and Parkway, for calendar years ended 2016 through 2018, prepared by Cousins’ management (which we refer to as the “New Cousins Projections”). The New Cousins Projections were prepared by Cousins’ management, beginning on March 7, 2016 and are based solely on the information available to Cousins’ management at that time. The New Cousins Projections were finalized on April 24, 2016,

The New Cousins Projections were based on numerous variables and assumptions, including the variables and assumptions discussed above as well as the following material assumptions: (1) the closing of the Merger and the Spin-Off on June 30, 2016; (2) certain levels of cash flows from Cousins and Parkway properties, based on existing leases and Cousins’ managements assumptions for new and renewal leases; (3) the incurrence by Cousins of an additional $4 million in incremental general and administrative expense to manage Parkway’s portfolio; (4) a diluted share count of 402 million shares; (5) the absence of other acquisitions by Cousins throughout the projection period, other than the Merger and in connection with certain planned developments; (6) the maintenance by Parkway of net debt of $1.23 billion as of June 30, 2016; and (7) the transfer by New Parkway of $200 million in cash from the proceeds of financing incurred by New Parkway to Cousins in connection with the Spin-Off. The New Cousins Projections were prepared based on a combination of the Cousins Standalone Projections and the Parkway Adjusted Standalone Projections, excluding all Houston-based assets of Cousins and Parkway and any potential general and administrative expense synergies, prior to the assumed June 30, 2016 close. Following the assumed June 30, 2016 close, the New Cousins Projections give effect to the Merger, the Spin-Off, the Separation, the UPREIT Reorganization and the proceeds of financing incurred in connection with the Merger and the Spin-Off.

The New Cousins Projections were provided to the Cousins board of directors and its financial advisor, Goldman Sachs, but were not provided to Parkway or its financial advisors, BofA Merrill Lynch and Wells Fargo Securities. For more information, see “—Background of the Merger.” The following table presents a summary of the New Cousins Projections, as prepared by Cousins’ management.

	Year Ended December 31,
	2016E	2017E	2018E
	(in millions)
Net Operating Income (NOI)(1)	$310.8	$331.6	$354.3
EBITDA(2)	$284.2	$312.7	$328.7
Funds from Operations (FFO)(3)	$217.0	$258.9	$265.5
Funds Available for Distribution (FAD)(4)	$91.6	$150.3	$189.0

(1)	Cousins defines net operating income (“NOI”) as rental property revenues less rental property operating expenses, excluding other components of GAAP net income: fee income, reimbursed expenses, general and administrative expenses, interest expense, depreciation and amortization, acquisition and related costs and other costs and expenses. NOI is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance. Cousins does not provide guidance on NOI in its public filings.
(2)	Cousins defines EBITDA as funds from operations plus consolidated and Cousins’ share of unconsolidated interest expense, non-real estate depreciation and amortization, income taxes, impairment losses, predevelopment charges, loss on debt extinguishment, gain on sale of third party business, participation interest income, acquisition and related costs and preferred stock dividends and original issuance costs. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. Cousins does not provide guidance on EBITDA in its public filings.
(3)

Cousins defines Funds from Operations Available to Common Stockholders (“FFO”) in accordance with the National Association of Real Estate Investment Trusts’ definition, which is net income (loss) available to common stockholders (computed in accordance with GAAP) excluding extraordinary items, cumulative effect of change in accounting principle and gains or losses from sales of depreciable real property, plus depreciation and amortization of real estate assets, impairment losses on depreciable investment property and after adjustments for unconsolidated partnerships and joint ventures to reflect FFO on the same basis. FFO is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance.
(4)	Cousins defines Funds Available for Distribution (“FAD”) as FFO, adjusted to exclude the effect of straight-line rent and above and below market lease amortization less 2nd generation tenant improvements and leasing costs and building capital expenditures, which are those expenditures necessary for operating and maintaining existing properties at historic performance levels. FAD is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash provided by operating activities as a cashflow measurement. Cousins does not provide guidance on FAD in its public filings.

New Parkway Projections

The following is a summary of the unaudited prospective financial information for New Parkway, for calendar years ended 2016 through 2018, prepared by Cousins’ management (which we refer to as the “New Parkway Projections”). The New Parkway Projections were prepared by Cousins’ management beginning on March 7, 2016, and are based solely on the information available to Cousins’ management at that time. The New Parkway Projections were finalized on April 24, 2016.

The New Parkway Projections were based on numerous variables and assumptions, including the variables and assumptions discussed above, as well as the following material assumptions: (1) certain levels of cash flows from Cousins and Parkway properties, based on existing leases and Cousins’ management’s assumptions for new and renewal leases; (2) $14 million of general and administrative expenses at New Parkway; (3) a share count of 402 million shares; (4) the use of $150 million of cash to fund acquisitions; (5) the incurrence of a $350 million new term loan financing, and the transfer of $200 million of the proceeds of such financing to Cousins LP; (6) the refinancing of mortgage debt on San Felipe Plaza, based on a 65% LTV; and (7) a dividend per share of New Parkway common stock of $0.06. The New Parkway Projections give effect to the Merger, the Spin-Off, the Separation, the UPREIT Reorganization and the proceeds of financing incurred in connection with the Merger and the Spin-Off.

The New Parkway Projections were provided to the Cousins board of directors and its financial advisor, Goldman Sachs, but were not provided to Parkway or its financial advisors, BofA Merrill Lynch and Wells Fargo Securities. For more information, see “—Background of the Merger.” The following table presents a summary of the New Parkway Projections, as prepared by Cousins’ management.

	Year Ended December 31,
	2016E	2017E	2018E
	(in millions)
Net Operating Income (NOI)(1)	$164.0	$179.9	$195.4
EBITDA(2)	$150.0	$165.9	$181.4
Funds from Operations (FFO)(3)	$127.0	$140.8	$156.1
Funds Available for Distribution (FAD)(4)	$71.2	$51.6	$92.4

(1)	Cousins defines net operating income (“NOI”) as rental property revenues less rental property operating expenses, excluding other components of GAAP net income: fee income, reimbursed expenses, general and administrative expenses, interest expense, depreciation and amortization, acquisition and related costs and other costs and expenses. NOI is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance. Cousins does not provide guidance on NOI in its public filings.
(2)	Cousins defines EBITDA as funds from operations plus consolidated and Cousins’ share of unconsolidated interest expense, non-real estate depreciation and amortization, income taxes, impairment losses, predevelopment charges, loss on debt extinguishment, gain on sale of third party business, participation interest income, acquisition and related costs and preferred stock dividends and original issuance costs. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. Cousins does not provide guidance on EBITDA in its public filings.
(3)	Cousins defines Funds from Operations Available to Common Stockholders (“FFO”) in accordance with the National Association of Real Estate Investment Trusts’ definition, which is net income (loss) available to common stockholders (computed in accordance with GAAP) excluding extraordinary items, cumulative effect of change in accounting principle and gains or losses from sales of depreciable real property, plus depreciation and amortization of real estate assets, impairment losses on depreciable investment property and after adjustments for unconsolidated partnerships and joint ventures to reflect FFO on the same basis.
(4)	Cousins defines Funds Available for Distribution (“FAD”) as FFO, adjusted to exclude the effect of straight-line rent and above and below market lease amortization less 2nd generation tenant improvements and leasing costs and building capital expenditures, which are those expenditures necessary for operating and maintaining existing properties at historic performance levels. FAD is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash provided by operating activities as a cashflow measurement. Cousins does not provide guidance on FAD in its public filings.

Parkway Unaudited Prospective Financial Information

Parkway does not as a matter of course make public long-term projections as to future revenues, earnings or other results, due to, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the Merger, Parkway’s management prepared and provided to the Parkway board of directors and Parkway’s financial advisors, BofA Merrill Lynch and Wells Fargo Securities, for their use and reliance in connection with their respective financial analyses and opinions, certain nonpublic, internal financial projections regarding Parkway’s future operations for fiscal years 2016 through 2018. As described below, these financial projections were also provided to Cousins and its financial advisor, Goldman Sachs, in connection with its financial analyses and opinion. For more information, see “—Background of the Merger.” Parkway has included below a summary of these projections for the purpose of providing stockholders and investors access to certain nonpublic information that was furnished to certain parties in connection with the Merger, and such information may not be appropriate for other purposes, and is not included to influence your decision, if you are a Parkway stockholder, to vote for the Parkway Merger Proposal or the Parkway Compensation Proposal, or, if you are a Cousins stockholder, to vote for the Cousins Issuance Proposal or the Cousins Articles Amendment Proposal.

These internal financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial projections, but in the view of management, were prepared on a reasonable basis and reflect the best judgments and estimates available at the time they were prepared. The prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Parkway’s historical GAAP financial statements. The prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Parkway’s management. Ernst & Young LLP (which we refer to as “E&Y”), Parkway’s independent registered public accounting firm, has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, E&Y does not express an opinion or any other form of assurance with respect thereto. The report of E&Y, Parkway’s independent registered public accounting firm, contained in the Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus, relates to Parkway’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

While presented with numeric specificity, these internal financial projections were based on numerous variables and assumptions (including but not limited to the assumption that Parkway has sold three assets, the Stein Mart Building in Jacksonville, Florida, Two Liberty Place in Philadelphia, Pennsylvania and Lincoln Place in Miami, Florida, and other assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to Parkway) that are inherently subjective and uncertain and are beyond the control of Parkway’s management. Important factors that may affect actual results and cause these internal financial projections to not be achieved include, but are not limited to, risks and uncertainties relating to Parkway’s and Cousins’ business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business, economic, competitive, regulatory and financial market conditions and other factors described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” and “Risk Factors,” beginning on page 57 and the risks described in the periodic reports filed by Parkway with the SEC, which reports can be found as described under “Where You Can Find More Information.” These internal financial projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial projections. Accordingly, there can be no assurance that the projected results summarized below will be realized. Parkway stockholders and Cousins stockholders are urged to review the most recent SEC filings of Parkway for a description of the reported and anticipated results of operations and financial condition and capital resources during 2016, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Parkway’s Annual Report on Form 10-K for the year ended December 31, 2015, and subsequent quarterly reports on Form 10-Q, which are incorporated by reference into this joint proxy statement/prospectus.

The inclusion of a summary of these internal financial projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Parkway, Cousins or their respective officers, directors, affiliates, advisors or other representatives considered these internal financial projections to necessarily be predictive of actual future events, and these internal financial projections should not be relied upon as such nor should the information contained in these internal financial projections be considered appropriate for other purposes. None of Parkway, Cousins or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from these internal financial projections. Parkway undertakes no obligation to update or otherwise revise or reconcile these internal financial projections to reflect circumstances existing after the date these internal financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these projections are shown to be in error. Since the projections cover multiple years, such information by its nature becomes less predictive with each successive year.

Parkway and Cousins may calculate certain non-GAAP financial metrics, including NOI, EBITDA, FFO and FAD, using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to Parkway and Cousins may not be directly comparable to one another.

Parkway has not made and makes no representation to any Parkway stockholder or Cousins stockholder in the Merger Agreement or otherwise, concerning these internal financial projections or regarding Parkway’s ultimate performance compared to the information contained in these internal financial projections or that the projected results will be achieved. Parkway urges all stockholders to review Parkway’s most recent SEC filings for a description of Parkway’s reported financial results.

Parkway Management Projections

The following is a summary of the unaudited prospective financial information for Parkway for the calendar years ended 2016 through 2018 prepared by Parkway’s management (which we refer to as the “Parkway Management Projections”). The Parkway Management Projections were prepared by Parkway’s management beginning on January 21, 2016 and are based solely on the information available to Parkway’s management at that time. The Parkway Management Projections were finalized on April 12, 2016.

The Parkway Management Projections were based on numerous variables and assumptions, including the variables and assumptions discussed above, as well as the following material assumptions: (1) the anticipated sales of three assets, the Stein Mart Building in Jacksonville, Florida, Two Liberty Place in Philadelphia, Pennsylvania and Lincoln Place in Miami, Florida; (2) cash flow projections based on Parkway’s business plan for 2016 through 2018; (3) certain levels of property-level NOI and capital costs based on property-specific assumptions; (4) scheduled amortization for existing debt, with no refinancing upon maturity; (5) no share issuances or buybacks during the projections period; and (6) an annual dividend on Parkway common stock of $0.75, Parkway’s current dividend rate, during the projections period. The Parkway Management Projections do not give effect to the Merger, the Spin-Off, the Separation, the UPREIT Reorganization and the proceeds of financing incurred in connection with the Merger and the Spin-Off.

The Parkway Management Projections were provided to the Parkway board of directors and Parkway’s financial advisors, BofA Merrill Lynch and Wells Fargo Securities. The Parkway Management Projections were also provided to the Cousins board of directors and Cousins’ financial advisor, Goldman Sachs. The following table presents a summary of the Parkway Management Projections for the fiscal years ending 2016 through 2018 for Parkway on a standalone basis and include Parkway’s share of partnerships and joint ventures.

	Year Ending December 31,
	2016E	2017E	2018E
	(in millions, except per share data)
Net Operating Income (NOI)(1)	$233.5	$237.3	$258.7
Adjusted EBITDA(2)	$210.9	$210.4	$231.5
Funds from Operations (FFO)(3)	$143.9	$153.8	$175.4
Funds from Operations (FFO) per common share	$1.23	$1.32	$1.50
Funds Available for Distribution (FAD)(4)	$46.5	$53.8	$109.5
Funds Available for Distribution (FAD) per common share	$0.40	$0.46	$0.94
Dividends per common share	$0.75	$0.75	$0.75

(1)	Parkway defines net operating income (“NOI”) as income from office properties less property operating expenses. NOI is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance.
(2)	Parkway defines Adjusted EBITDA as net income before interest expense, income taxes and depreciation and amortization expense, acquisition costs, gains and losses on early extinguishment of debt, impairment of real estate, share-based compensation expense, realignment expenses, and gains and losses on sales of real estate. Adjusted EBITDA does not represent cash generated from operating activities in accordance with GAAP, and should not be considered an alternative to operating income or net income as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity. Adjusted EBITDA measures 100% of the operating performance of Parkway LP in which Parkway owns an interest. Parkway does not provide guidance on EBITDA in its public filings.
(3)	Parkway defines funds from operations (“FFO”) in accordance with the National Association of Real Estate Investment Trusts’ definition, which is net income (computed in accordance with GAAP), reduced by preferred dividends, excluding gains or losses from the sale of previously depreciable real estate assets, impairment charges related to depreciable real estate under GAAP, plus depreciation and amortization related to depreciable real estate, and after adjustments to derive Parkway’s pro rata share of FFO of consolidated and unconsolidated joint ventures. Further, Parkway does not adjust FFO to eliminate the effects of non-recurring charges. FFO measures 100% of the operating performance of Parkway LP, in which Parkway owns an interest. FFO is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance.

(4)	Parkway defines funds available for distribution (“FAD”) as FFO, excluding straight line rent adjustments, amortization of above and below market leases, share-based compensation expense, acquisition costs, amortization of loan costs, other non-cash charges, gain or loss on extinguishment of debt, amortization of mortgage interest premium and reduced by recurring non-revenue enhancing capital expenditures for building improvements, tenant improvements and leasing costs. Adjustments for Parkway’s share of partnerships and joint ventures are included in the computation of FAD on the same basis. FAD is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash provided by operating activities as a cashflow measurement. Parkway does not provide guidance on FAD in its public filings.

Interests of Cousins Directors and Executive Officers in the Merger

In addition to their interests in the Merger as stockholders, the directors and executive officers of Cousins have interests in the Merger that may be different from, or in addition to, those of Cousins stockholders generally. The Cousins board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement.

Pursuant to the Merger Agreement, at the effective time of the Merger, the Cousins board of directors will have nine members, with Mr. Taylor Glover continuing as the chairman of the Cousins board of directors. The Cousins board of directors at the effective time of the Merger will consist of five directors, Mr. Taylor Glover, Mr. Larry Gellerstedt, Mr. Robert Chapman, Ms. Donna Hyland and Ms. Lillian Giornelli, designated by the Cousins board of directors prior to the effective time of the Merger, three directors designated by the Parkway board of directors prior to the effective time of the Merger and one director designated by TPG Pantera pursuant to the Cousins stockholders agreement. For more information, see “The Merger—Agreements with the TPG Parties—Cousins Stockholders Agreement.”

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, the New Parkway board of directors will have seven members. The New Parkway board of directors at the effective time of the Merger will consist of three directors, Mr. R. Dary Stone, Mr. James Hance Jr. and Mr. Craig B. Jones, designated by the Cousins board of directors prior to the effective time of the Merger, two directors designated by the Parkway board of directors prior to the effective time of the Merger and two directors designated by TPG Pantera pursuant to the New Parkway stockholders agreement with New Parkway. For more information, see “The Merger—Agreements with the TPG Parties—New Parkway Stockholders Agreement.”

Pursuant to the Merger Agreement, and on the terms and subject to the conditions of the Merger Agreement, following the Merger, the senior leadership team of Cousins will include Mr. Larry Gellerstedt as president and chief executive officer, Mr. Gregg Adzema as executive vice president and chief financial officer, Mr. John McColl as executive vice president, Mr. Colin Connolly as executive vice president and chief operating officer, Ms. Pamela Roper as senior vice president and general counsel and Mr. Jay Harris as senior vice president and chief accounting officer. None of the senior leadership team of Cousins will hold positions with New Parkway following the Merger and the Spin-Off.

Interests of Parkway Directors and Executive Officers in the Merger

In addition to their interests in the Merger as stockholders, the directors and executive officers of Parkway have interests in the Merger that may be different from, or in addition to, those of Parkway stockholders generally. The Parkway board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and making its recommendations that the Parkway stockholders approve the Merger Agreement.

Directorships and Officer Positions

Pursuant to the Merger Agreement, and on the terms subject to the conditions of the Merger Agreement, the parties have agreed that, at the effective time of the Merger, the Cousins board of directors will have nine members, including three directors, Ms. Brenda J. Mixson, Mr. Charles T. Cannada and Mr. Edward M. Casal, designated by the Parkway board of directors prior to the effective time of the Merger, and one director, Mr. Kelvin L. Davis, designated by TPG Pantera pursuant to the Cousins stockholders agreement. The TPG Pantera designee will also be appointed to the Investment Committee of the Cousins board of directors. For more information, see “The Merger—Agreements with the TPG Parties—Cousins Stockholders Agreement.”

Pursuant to the Merger Agreement, and on the terms subject to the conditions of the Merger Agreement, the parties have agreed that, at the effective time of the Merger, the New Parkway board of directors will have seven members, with James A. Thomas, Parkway’s chairman of the board, serving as chairman of the board of directors of New Parkway. The New Parkway board of directors will include two directors, Mr. James A. Thomas and Mr. James R. Heistand, designated by the Parkway board of directors prior to the effective time of the Merger, and two directors, Mr. Avi Banyasz and Mr. Frank J. “Tripp” Johnson, designated by TPG Pantera pursuant to the New Parkway stockholders agreement. The TPG Pantera designees to the New Parkway board of directors will be appointed to the Investment Committee of the New Parkway board of directors and one of the TPG Pantera designees to the New Parkway board of directors will be appointed to the Compensation Committee of the New Parkway board of directors.

Mr. James R. Heistand, the president and chief executive officer of Parkway, will be the president and chief executive officer of New Parkway. Messrs. M. Jayson Lipsey, Scott E. Francis and Jason A. Bates, executive officers of Parkway, are also expected to become executive officers of New Parkway.

Employment Agreements

Parkway has entered into employment agreements with each of its executive officers, Messrs. Heistand, Lipsey, O’Reilly, Dorsett, Francis, and Bates, pursuant to which the executive officer may become entitled to certain payments or benefits upon the consummation of a change in control and/or upon a qualifying termination of employment that occurs within a certain period of time prior to or following a change in control. The Merger will constitute a change in control under each such employment agreement.

Employment Agreement with James R. Heistand. Pursuant to his employment agreement, if Mr. Heistand’s employment is terminated by Parkway without “cause,” by Mr. Heistand for “good reason” or as a result of Mr. Heistand’s death or “disability” (as such terms are defined in Mr. Heistand’s employment agreement), in each case within the 90 days prior to or the two-year period following a change in control, Mr. Heistand is entitled to (i) an amount equal to 2.9 times the sum of (A) his then-current base salary plus (B) his then-current target bonus, payable in a lump sum following his termination of employment if the change in control constitutes a change in the ownership or effective control of Parkway or a change in the ownership of a substantial portion of Parkway’s assets within the meaning of Section 409A of the Code or in equal installments over a 12-month period if it does not and (ii) continued coverage for him and his eligible dependents under Parkway’s group health plans for up to 18 months following his termination of employment. The Merger would constitute a change in the ownership of Parkway within the meaning of Section 409A of the Code.

Mr. Heistand’s employment agreement also provides that all of Mr. Heistand’s outstanding equity or equity-based awards that are subject to time-based vesting will immediately vest and be paid in full upon a change in control, except that if accelerated payment is not permitted under Section 409A of the Code, the awards will be paid on the original payment schedule.

Mr. Heistand’s employment agreement had a three-year term ending July 8, 2016. In anticipation of Mr. Heistand becoming the president and chief executive officer of New Parkway in connection with the Spin-Off, on July 7, 2016, Parkway and Mr. Heistand amended Mr. Heistand’s employment agreement to extend the term for nine additional months (that is, until April 8, 2017). New Parkway will assume Mr. Heistand’s employment agreement in connection with the Merger and the Spin-Off.

Employment Agreements with Messrs. Lipsey, O’Reilly, Dorsett, Francis, and Bates. While the employment agreements with each of Messrs. Lipsey, O’Reilly, Dorsett, Francis and Bates have a three-year term, which is subject to automatic renewal for additional one-year periods unless either party provides the other with 90 days’ notice of such party’s intent not to renew the employment agreement, upon a change in control, the employment agreement will automatically extend until the later of (i) the second anniversary of the change in control, and (ii) the date on which the term of the employment agreement would otherwise have ended.

Pursuant to each executive’s employment agreement, if the executive’s employment is terminated by Parkway without “cause” or by the executive for “good reason” (as such terms are defined in the executive’s employment agreement), in either case within the 90 days prior to or the two-year period following a change in control, or if Parkway delivers notice of its intent not to renew the term of the employment agreement within the 90-day period prior to a change in control, the executive is entitled to (i) continued coverage for him and his eligible dependents under Parkway’s group health plans for up to 12 months following his termination of employment; (ii) an amount equal to the sum of (A) 24 months of the executive’s then-current base salary and (B) two times his then-current target bonus, payable in a lump sum following his termination of employment if the change in control constitutes a change in the ownership or effective control of Parkway or a change in the ownership of a substantial portion of Parkway’s assets within the meaning of Section 409A of the Code, or in equal installments over a 12-month period if it does not; and (iii) accelerated vesting of all of the executive’s outstanding equity or equity-based awards subject to time-based vesting upon the date of the executive’s termination. The Merger would constitute a change in the ownership of Parkway within the meaning of Section 409A of the Code.

Section 280G of the Code. Each employment agreement includes a Section 280G “better of” provision, meaning, if any of the payments or benefits provided to the executive under the applicable employment agreement or otherwise would constitute parachute payments within the meaning of Section 280G of the Code and be subject to the excise tax imposed under Section 4999 of the Code, the payments or benefits will be reduced by the amount required to avoid the excise tax if such a reduction would give the executive a better after-tax result than if he received the full payments and benefits.

Waiver Agreements. Concurrently with the execution of the Merger Agreement, Messrs. Heistand, Lipsey, Francis and Bates entered into limited waivers of certain rights under their existing employment agreements with Parkway. Pursuant to each waiver, each executive agreed that, if he is offered continued employment with New Parkway in connection with the Spin-Off pursuant to the assignment of his existing employment agreement to New Parkway or to a new employment agreement with New Parkway that is no less favorable than his existing employment agreement, the executive may not terminate his employment for “good reason” under certain provisions of his existing employment agreement with Parkway. The waivers preclude Mr. Heistand from being able to terminate his employment with Parkway or Cousins solely on account of the consummation of the Merger and preclude each executive from being able to terminate his employment with Parkway or Cousins on account of a material diminution in his position, duties or responsibilities, Parkway’s or Cousins’ material breach of any other material provision of the employment agreement, or a change of his principal place of employment by more than 50 miles, in each case as a result of the consummation of the Merger or Spin-Off. In addition, pursuant to each waiver, each executive has agreed that his 2016 annual incentive award will be discretionary, that certain outstanding equity awards of Parkway may be converted into new RSU awards of Parkway immediately prior to consummation of the Merger, and that a lock-up period will apply to any New Parkway common shares the executive holds by reason of equity awards of Parkway vesting in connection with the Merger or Spin-Off.

Treatment of Outstanding Equity Awards

The executive officers of Parkway have outstanding equity and equity-based awards from Parkway and Parkway LP, including (i) stock options and RSUs of Parkway and (ii) LTIP Units of Parkway LP. In the Merger, certain of these securities will be converted into the right to receive certain securities of Cousins common stock as described under the headings “—The Merger Agreement—Merger Consideration” and “—The Merger Agreement—Treatment of Parkway Share Options and Other Equity-Based Awards in the Merger.”

Stock Options. In connection with the Merger, each outstanding Parkway stock option will be converted automatically into an option to purchase a number of shares of Cousins common stock determined based on the exchange ratio. For each executive officer, the following table shows (i) the number and exercise price of the Parkway stock options held by such executive officer and (ii) the number and exercise price of the options with respect to shares of Cousins common stock into which such Parkway stock options will be converted.

Name	Number of Parkway Options (#)	Exercise Price of Parkway Options ($)	Number of Cousins Options (#)(1)	Exercise Price of Cousins Options ($)(2)
James R. Heistand	712,500	17.21	1,161,375	10.56
M. Jayson Lipsey	168,750	17.21	275,062	10.56
David R. O’Reilly	337,500	17.21	550,125	10.56
Jeremy R. Dorsett	75,000	17.21	122,250	10.56
Scott E. Francis	—	—	—	—
Jason A. Bates	—	—	—	—

(1)	Each number in this column is the product of (i) the number of Parkway stock options, multiplied by (ii) the exchange ratio (1.63).
(2)	Each value in this column is the quotient of (i) the exercise price of the applicable Parkway stock option, divided by (ii) the exchange ratio (1.63).

At the effective time of the Spin-Off, such converted options held by Messrs. Heistand and Lipsey are expected to be converted into, or exchanged for, stock options of substantially equivalent value in respect of the common stock of New Parkway, with terms and conditions substantially similar to the terms applicable to the Parkway stock options prior to the effective time of the Merger. At the effective time of the Spin-Off, such converted options held by Messrs. O’Reilly and Dorsett are expected to be fully vested upon the distribution and divided on a proportional basis into fully vested options in respect of Cousins common stock and fully vested options in respect of the common stock of New Parkway, which in each case will be exercisable for the remaining term of such stock option.

Restricted Stock Units. In connection with the Merger, certain Parkway RSU awards will be fully vested and converted into the right to receive a number of shares of Cousins common stock determined based on the exchange ratio. For each executive officer, the following table shows (i) the number of Parkway RSU awards that will be fully vested and (ii) the number of shares of Cousins common stock into which such Parkway RSU awards shall be converted:

Name	Number of Parkway RSUs (#)	Number of Shares of Cousins Common Stock (#)
James R. Heistand(1)	100,000	163,000
M. Jayson Lipsey	—	—
David R. O’Reilly	—	—
Jeremy R. Dorsett	—	—
Scott E. Francis	—	—
Jason A. Bates	—	—

(1)	This number represents 100,000 Parkway RSU awards that Parkway granted to Mr. Heistand, effective July 8, 2016 in replacement of 100,000 Parkway LTIP Units that Mr. Heistand forfeited as of July 8, 2016.

Certain other Parkway RSU awards will be converted into Cousins RSU awards in respect of a number of shares of Cousins common stock determined based on the exchange ratio and will generally vest in four equal annual installments, commencing on the closing date of the Merger and concluding on the third anniversary thereof (which we refer to as the “modified Parkway RSU awards”). The modified Parkway RSU awards will be granted to each executive officer other than Messrs. O’Reilly and Dorsett prior to the Merger in exchange for the forfeiture of the executive officer’s outstanding time-based and performance-based Parkway RSU awards. The current outstanding Parkway RSU awards of Messrs. O’Reilly and Dorsett will be converted into Cousins RSU awards in respect of a number of shares of Cousins common stock determined based on the exchange ratio but will then immediately vest, pursuant to the executive officer’s employment agreement, upon such executive officer’s termination of employment in connection with the Merger. For each executive officer, the following table shows (i) the number of Parkway RSU awards held, (ii) the total number of Cousins RSU awards into which such modified Parkway RSU awards shall be converted, (iii) the number of Cousins RSU awards that will vest on the closing date of the Merger, and (iv) the number of Cousins RSU awards that will be subject to further vesting on each of the first, second, and third anniversaries of the closing date of the Merger:

Name	Number of Parkway RSU Awards (#)	Total Number of Cousins RSU Awards (#)(1)	Number of Cousins RSU Awards Vesting on the Closing Date (#)(2)(3)	Number of Unvested Cousins RSU Awards (#)(4)
James R. Heistand	92,476	150,736	37,684	113,052
M. Jayson Lipsey	59,527	97,029	24,257	72,772
David R. O’Reilly	70,977	115,692	115,692	—
Jeremy R. Dorsett	43,898	71,553	71,553	—
Scott E. Francis	38,354	62,517	15,629	46,888
Jason A. Bates	33,916	55,283	13,820	41,463

(1)	Each number in this column is the product of (i) the number of Parkway RSU awards multiplied by (ii) the exchange ratio (1.63).
(2)	For Messrs. Heistand, Lipsey, Francis and Bates, each number in this column represents 25% of the total number of Cousins RSU awards.
(3)	For Messrs. O’Reilly and Dorsett, each number in this column represents 100% of the total number of Cousins RSU awards.
(4)	For Messrs. Heistand, Lipsey, Francis and Bates, each number in this column represents 75% of the total number of Cousins RSU awards.

At the effective time of the Spin-Off, such converted RSUs held by Messrs. Heistand, Lipsey, Francis and Bates are expected to be converted into, or exchanged for, RSUs of substantially equivalent value in respect of the common stock of New Parkway, with terms and conditions substantially similar to the terms applicable to the Parkway RSU awards prior to the effective time of the Merger.

LTIP Units. In connection with the Merger, certain Parkway LTIP Units are expected to become fully vested and converted into common units of Parkway LP, on a one-for-one basis, with performance conditions deemed to be satisfied at the maximum level. For each executive officer, the following table shows (i) the number of Parkway LTIP Units held by each executive officer which are expected to become fully vested and converted into common units of Parkway LP and (ii) the number of resulting common units of Parkway LP for each executive officer:

Name	Number of Parkway LTIP Units (#)	Number of Parkway LP Common Units (#)
James R. Heistand	68,400	68,400
M. Jayson Lipsey	35,640	35,640
David R. O’Reilly	24,000	24,000
Jeremy R. Dorsett	28,800	28,800
Scott E. Francis	26,040	26,040
Jason A. Bates	23,760	23,760

In connection with the Merger, certain other outstanding Parkway LTIP Units will be converted into Cousins RSU awards on the terms described above for the modified Parkway RSU awards. For Messrs. O’Reilly and Dorsett only, certain outstanding Parkway LTIP Units will be converted into Cousins RSU awards in respect of a number of shares of Cousins common stock determined (i) based on Parkway’s actual achievement of the performance-based criteria applicable to the Parkway LTIP Units as of immediately prior to the Merger and (ii) based on the exchange ratio. As of the date of this joint proxy statement/prospectus, Parkway anticipates that the performance-based criteria applicable to the Parkway LTIP Units of Messrs. O’Reilly and Dorsett will not be achieved and that Messrs. O’Reilly and Dorsett will receive no Cousins RSU awards upon such conversion. For each executive officer, the following table shows (i) the number of Parkway LTIP Units, (ii) the total number of Cousins RSU awards into which such Parkway LTIP Units shall be converted, (iii) the number of Cousins RSU awards that will vest on the closing date of the Merger, and (iv) the number of Cousins RSU awards that will be subject to further vesting on each of the first, second, and third anniversaries of the closing date of the Merger:

Name	Number of Parkway LTIP Units (#)	Total Number of Cousins RSU Awards (#)(1)	Number of Cousins RSU Awards Vesting on the Closing Date (#)(2)	Number of Unvested Cousins RSU Awards (#)(3)
James R. Heistand	93,331	152,129	38,032	114,097
M. Jayson Lipsey	41,106	67,002	16,750	50,252
David R. O’Reilly	46,396	—	—	—
Jeremy R. Dorsett	36,141	—	—	—
Scott E. Francis	15,989	26,062	6,515	19,547
Jason A. Bates	15,473	25,221	6,305	18,916

(1)	For Messrs. Heistand, Lipsey, Francis and Bates, each number in this column is the product of (i) the number of Parkway LTIP Units multiplied by (ii) the exchange ratio (1.63). This column assumes that the performance-based criteria applicable to the Parkway LTIP Units of Messrs. O’Reilly and Dorsett will not be achieved in full or in part and that Messrs. O’Reilly and Dorsett will receive no Cousins RSU awards upon the conversion of the Parkway LTIP Units.
(2)	Each number in this column represents 25% of the total number of Cousins RSU awards.
(3)	Each number in this column represents 75% of the total number of Cousins RSU awards.

At the effective time of the Spin-Off, such converted RSUs held by Messrs. Heistand, Lipsey, Francis and Bates are expected to be converted into, or exchanged for, RSUs of substantially equivalent value in respect of the common stock of New Parkway, with terms and conditions substantially similar to the terms applicable to the Parkway RSU awards prior to the effective time of the Merger.

Treatment of Outstanding Parkway LP Units

Mr. James A. Thomas, chairman of the Parkway board of directors, and certain affiliated investors are limited partners of Parkway LP. In connection with the Merger, each limited partner of Parkway LP will be entitled to redeem or exchange its partnership interests in Parkway LP for shares of Parkway common stock, which will in turn be converted in the Merger into the right to receive a number of newly issued shares of Cousins common stock equal to the exchange ratio. Each limited partner of Parkway LP that does not elect to redeem or exchange its partnership interests for shares of Parkway common stock in connection with the Merger will retain its limited partnership interests in Parkway LP and receive pro rata limited partnership interests in the operating partnership of Cousins in connection with the Separation, the UPREIT Reorganization and the Spin-Off.

As of April 28, 2016, Mr. Thomas and affiliated investors held 4,213,104 common limited partnership units in Parkway LP.

Indemnification

The Merger Agreement provides that, from and after the effective time of the Merger, Cousins will exculpate and indemnify, to the fullest extent permitted by applicable law, all present and former officers and directors of Parkway, and any persons who become a director or officer of Parkway prior to the effective time of the Merger against claims arising with respect to acts or omissions occurring prior to the effective time of the Merger to the same extent such persons were entitled to exculpation or indemnification, or the right of advancement of expenses as of the date of the Merger Agreement pursuant to any organization documents of Parkway or applicable law.

Thomas Letter Agreement

Concurrently with execution of the Merger Agreement, Parkway and Parkway LP entered into the Thomas Letter Agreement with Mr. James A. Thomas, the chairman of the Parkway board of directors, and the Thomas Parties. In connection with the Thomas Letter Agreement, Mr. Thomas will have certain interests in New Parkway that are different from, or in addition to, those of other stockholders, including with respect to certain governance rights, registration rights, and tax protection agreements. For more information, see “The Merger—Thomas Letter Agreement.”

Executive Compensation Payable in Connection with the Merger

The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated by the SEC regarding certain compensation that each of Parkway’s named executive officers may receive that is based on, or that otherwise relates to, the Merger. Parkway’s “named executive officers” for purposes of the disclosure in this joint proxy statement/prospectus are James R. Heistand, M. Jayson Lipsey, David R. O’Reilly, Jeremy R. Dorsett and Scott E. Francis. The figures in the table are estimated based on compensation and benefit levels as of the date of this joint proxy statement/prospectus and an assumed effective date of October 1, 2016 for both the Merger and the termination of the named executive officer’s employment. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including an assumption that the employment of each of Parkway’s named executive officers will terminate without “cause” immediately following consummation of the Merger (or otherwise within the 90-day period prior to the consummation of the Merger or the two-year period following the consummation of the Merger) and other assumptions described in this joint proxy statement/prospectus. As of the date of this joint proxy statement/prospectus and as discussed elsewhere, the employment of Messrs. Heistand, Lipsey and Francis is expected to continue with New Parkway in similar capacities, in which case, they would not be expected to receive certain of the benefits and payments described below. As a result of the assumptions set forth above or otherwise specified below, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

The Merger-related compensation payable to Parkway’s named executive officers is subject to a nonbinding advisory vote of Parkway’s stockholders, as described below. For additional details regarding the terms of the payments described below, see the discussion in “—Interests of Parkway Directors and Executive Officers in the Merger.”

Golden Parachute Compensation

Name	Cash(1) ($)	Equity(2) ($)	Benefits(3) ($)	Total(4) ($)
James R. Heistand(5)	5,437,500	6,091,121	12,242	11,540,863
M. Jayson Lipsey(5)	1,710,000	2,343,419	8,161	4,061,580
David R. O’Reilly	1,634,000	1,633,272	8,161	3,275,433
Jeremy R. Dorsett	1,280,000	1,250,151	8,161	2,538,312
Scott E. Francis(5)	1,120,000	1,382,306	8,161	2,510,467

(1)	Each amount in this column is based on the cash portion of the severance payment payable pursuant to the named executive officer’s employment agreement as described under “—Interests of Parkway’s Directors and Executive Officers in the Merger,” assuming that the named executive officer’s employment is terminated without “cause” immediately following consummation of the Merger (or otherwise within the 90-day period prior to the consummation of the Merger or the two-year period following the consummation of the Merger). Each amount does not include the named executive officer’s annual base salary and other benefits earned and accrued prior to the date of termination, reimbursement of expenses incurred prior to the date of termination or any cash or equity bonus compensation earned and accrued prior to the date of termination. Each amount is attributable to a “double trigger” arrangement.
(2)	All amounts in this column are determined by multiplying (i) the number of Parkway equity awards that would be accelerated, times (ii) the exchange ratio (1.63), times (iii) a per share price of Cousins common stock of $10.55 (which, as required by applicable SEC rules, is the average closing market price of Cousins common stock over the first five business days following the public announcement of the merger on April 29, 2016). Assuming for purposes of amounts reported in the table that the named executive officer’s employment is terminated without “cause” by Cousins or New Parkway, as applicable, immediately following consummation of the Merger as of October 1, 2016 (or otherwise within the 90-day period prior to the consummation of the Merger or the two-year period following the consummation of the Merger), the amount shown is based on the following holdings of Parkway equity awards that would be accelerated: (i) for Mr. Heistand, 237,500 Parkway stock options or approximately $0 of the amount shown above, 285,807 Parkway RSU awards or approximately $4,914,880 of the amount shown above, and 68,400 Parkway LTIP Units or approximately $1,176,241 of the amount shown above; (ii) for Mr. Lipsey, 56,250 Parkway stock options or approximately $0 of the amount shown above, 100,633 Parkway RSU awards or approximately $1,730,535 of the amount shown above, and 35,640 Parkway LTIP units or approximately $612,883 of the amount shown above; (iii) for Mr. O’Reilly, 112,500 Parkway stock options or approximately $0 of the amount shown above, 70,977 Parkway RSU awards or approximately $1,220,556 of the amount shown above, and 24,000 Parkway LTIP units or approximately $412,716 of the amount shown above; (iv) for Mr. Dorsett, 25,000 Parkway stock options or approximately $0 of the amount shown above, 43,898 Parkway RSU awards or approximately $754,892 of the amount shown above, and 28,800 Parkway LTIP units or approximately $495,259 of the amount shown above; and (v) for Mr. Francis, 54,343 Parkway RSU awards or approximately $934,509 of the amount shown above and 26,040 Parkway LTIP units or approximately $447,797 of the amount shown above. No value has been attributed to the acceleration of the Parkway stock options because the Cousins stock options resulting from the conversion of the Parkway stock options are “out of the money” (the per share exercise price of Parkway stock options as converted ($10.56) exceeds the per share price of Cousins common stock ($10.55)).

A portion of this accelerated vesting is based on a “single trigger” change in control arrangement, and a portion of this accelerated vesting is based on a “double trigger” change in control arrangement. For more information, see the discussion under “—Interests of Parkway Directors and Executive Officers in the Merger—Treatment of Outstanding Equity Awards.”

(3)	Each amount in this column represents the value of health continuation benefits provided pursuant to the named executive officer’s employment agreement as described under “—Interests of Parkway’s Directors and Executive Officers in the Merger,” assuming that the named executive officer’s employment is terminated without “cause” immediately following consummation of the Merger (or otherwise within the 90-day period prior to the consummation of the Merger or the two-year period following the consummation of the Merger). Each amount is attributable to a “double trigger” arrangement.
(4)	These amounts are subject to reduction to the extent the payments would be considered “parachute payments” within the meaning of Section 280G of the Code, if such reduction would give the named executive officer a better after-tax result than if he received the payments in full.
(5)	While this table assumes that each executive will be terminated without “cause” immediately following consummation of the Merger (or otherwise within the 90-day period prior to the consummation of the Merger or the two-year period following the consummation of the Merger), as of the date of this joint proxy statement/prospectus and as discussed elsewhere, the employment of Messrs. Heistand, Lipsey and Francis is expected to continue with New Parkway in similar capacities. In addition, each of Messrs. Heistand, Lipsey and Francis have entered into “good reason” waiver agreements pursuant to which (i) Mr. Heistand is precluded from terminating his employment with Parkway or Cousins under his employment agreement for “good reason” solely on account of the consummation of the Merger and (ii) Messrs. Heistand, Lipsey and Francis are precluded from terminating their employment with Parkway or Cousins under their employment agreements for “good reason” on account of a material diminution in the executive’s position, duties or responsibilities, Parkway’s or Cousins’ material breach of any other material provision of the employment agreement, or a change of the executive’s principal place of employment by more than 50 miles, in each case as a result of the consummation of the Merger or Spin-Off. For additional details regarding the waiver agreements, see the discussion in “—Interests of Parkway Directors and Executive Officers in the Merger.”

Directors and Management Following the Merger

Initial Board Composition of Cousins and New Parkway following the Merger and the Spin-Off

At the effective time of the Merger, pursuant to the Merger Agreement, the Cousins board of directors will have nine members, with Mr. Taylor Glover continuing as the chairman of the Cousins board of directors. The Cousins board of directors at the effective time of the Merger will consist of five directors, Mr. Taylor Glover, Mr. Larry Gellerstedt, Mr. Robert Chapman, Ms. Donna Hyland and Ms. Lillian Giornelli, designated by the Cousins board of directors prior to the effective time of the Merger, three directors, Ms. Brenda J. Mixson, Mr. Charles T. Cannada and Mr. Edward M. Casal, designated by the Parkway board of directors prior to the effective time of the Merger and one director, Mr. Kelvin L. Davis, designated by TPG Pantera pursuant to the Cousins stockholders agreement. For more information, see “The Merger—Agreements with the TPG Parties—Cousins Stockholders Agreement.”

At the effective time of the Merger, pursuant to the Merger Agreement, the New Parkway board of directors will have seven members. The New Parkway board of directors at the effective time of the Merger will consist of three directors, Mr. R. Dary Stone, Mr. James Hance Jr. and Mr. Craig Jones, designated by the Cousins board of directors prior to the effective time of the Merger, two directors, Mr. James A. Thomas and Mr. James R. Heistand, designated by the Parkway board of directors prior to the effective time of the Merger and two directors, Mr. Avi Banyasz and Mr. Frank J. “Tripp” Johnson, designated by TPG Pantera pursuant to the New Parkway stockholders agreement. For more information, see “The Merger—Agreements with the TPG Parties—New Parkway Stockholders Agreement.”

On June 29, 2016, with respect to the designation of Mr. Craig B. Jones, Cousins and Parkway agreed to waive a requirement in the Merger Agreement that each of the directors appointed by Cousins to the New Parkway board of directors must have been a member of the Cousins board of directors as of April 28, 2016.

Officers of Cousins and New Parkway following the Merger and the Spin-Off

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, the senior leadership team of Cousins will include Mr. Larry Gellerstedt as president and chief executive officer, Mr. Gregg Adzema as executive vice president and chief financial officer, Mr. John McColl as executive vice president, Mr. Colin Connolly as executive vice president and chief operating officer, Ms. Pamela Roper as senior vice president, general counsel and corporate secretary and Mr. Jay Harris as senior vice president, chief accounting officer, treasurer and assistant corporate secretary. None of the senior leadership team of Cousins will hold positions with New Parkway following the Merger and the Spin-Off.

At the effective time of the Merger, New Parkway will be led by Mr. James R. Heistand, the president and chief executive officer of Parkway, and several members of the existing Parkway senior management team Messrs. Jayson M. Lipsey, Scott E. Francis and Jason A. Bates, exective officers of Parkway, are expected to become executive officers of New Parkway. Mr. James A. Thomas, the current chairman of the Parkway board of directors, will be the chairman of the New Parkway board of directors at the effective time of the Merger. None of the senior leadership team of New Parkway will hold positions with Cousins following the Merger and the Spin-Off.

Treatment of Parkway Stock Options and Other Equity-Based Awards in the Merger

Pursuant to the Merger Agreement, as of the effective time of the Merger, outstanding Parkway equity awards will be adjusted as follows:

•	Restricted Stock Units. Certain Parkway RSU awards will be fully vested and converted into the right to receive a number of shares of Cousins common stock determined based on the exchange ratio. For purposes of such conversion, any performance conditions will be deemed to be satisfied at the maximum level. Certain other Parkway RSU awards will be converted into RSU awards in respect of a number of shares of Cousins common stock determined based on the exchange ratio, and will generally vest in four equal annual installments, commencing on the closing date and concluding on the third anniversary thereof.

•	Stock Options. Each outstanding Parkway stock option will be converted automatically into an option to purchase a number of shares of Cousins common stock determined based on the exchange ratio.

•	LTIP Units. Certain outstanding LTIP Units will be converted into Cousins RSU awards on the terms described above for the modified RSU awards. Certain other LTIP Units will be fully vested and converted into common units of Parkway LP, on a one-for-one basis and for purposes of such conversion, any performance conditions will be deemed to be satisfied at the maximum level. Certain other LTIP Units are anticipated to be forfeited to the extent that the applicable performance conditions are not satisfied as of the effective time of the Merger.

Treatment of Cousins and Parkway Stock Options and Other Equity-Based Awards in the Spin-Off

Pursuant to the Merger Agreement, as of the effective time of the Spin-Off, outstanding Cousins equity awards are expected to be adjusted as follows:

•	Restricted Stock Units Held by Parkway Employees Transferring to New Parkway. For individuals who are employees of Parkway prior to the effective time of the Merger and who are transferring to New Parkway, their Parkway RSU awards that converted into Cousins RSU awards under the Merger Agreement will be converted into, or exchanged for, RSUs of substantially equivalent value in respect of the common stock of New Parkway, with terms and conditions substantially similar to the terms applicable to the Parkway RSU awards prior to the effective time of the Merger.

•	Restricted Stock Units Held by Parkway Employees Not Transferring to New Parkway or Remaining with Cousins. For individuals who are employees of Parkway prior to the effective time of the Merger and who are not transferring to New Parkway but will not be offered employment with Cousins, their Parkway RSU awards that converted into Cousins RSU awards under the Merger Agreement will be fully vested upon the distribution and treated in the same manner as common stock held by Cousins stockholders generally.

•	Stock Options Held by Parkway Employees Transferring to New Parkway. For individuals who are employees of Parkway prior to the effective time of the Merger and who are transferring to New Parkway, their Parkway stock options that converted into Cousins stock options under the Merger Agreement will be converted into, or exchanged for, stock options of substantially equivalent value in respect of the common stock of New Parkway, with terms and conditions substantially similar to the terms applicable to the Parkway stock options prior to the effective time of the Merger.

•	Stock Options Held by Parkway Employees Not Transferring to New Parkway or Remaining with Cousins. For individuals who are employees of Parkway prior to the effective time of the Merger and who are not transferring to New Parkway but will not be offered employment with Cousins, their Parkway stock options that converted into Cousins stock options under the Merger Agreement will be fully vested upon the distribution and divided on a proportional basis into fully vested options in respect of Cousins common stock and fully vested options in respect of the common stock of New Parkway, which in each case will exercisable for the remaining term of such stock option.

•	Equity Awards Held by Legacy Cousins Employees Remaining with Cousins. For individuals who are employees of Cousins prior to the effective time of the Merger and who will remain with Cousins following the Spin-Off, their Cousins equity awards will remain fully denominated in respect of Cousins common stock, with the number of shares subject thereto adjusted in the distribution to preserve the value of the award.

•	Equity Awards Held by Legacy Cousins Employees Transferring to New Parkway. For individuals who are employees of Cousins prior to the effective time of the Merger and who are transferring to New Parkway, their Cousins equity awards will be converted into, or exchanged for, equity awards of substantially equivalent value in respect of the common stock of New Parkway, with terms and conditions substantially similar to the terms applicable to the Cousins equity awards prior to the effective time of the Spin-Off.

Accounting Treatment

The Merger will be accounted for as a “purchase,” as that term is used under GAAP, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Parkway as of the effective time of the Merger will be recorded at their respective fair values and added to those of Cousins. Any excess of purchase price over the fair values is recorded as goodwill.

Regulatory Approvals

General

Cousins and Parkway have each agreed to use their reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement, including the Separation, the UPREIT Reorganization and the Spin-Off. The following is a summary of the material regulatory approvals required for completion of the Merger, the Separation, the UPREIT Reorganization and the Spin-Off.

There can be no assurances that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances as to the timing of any approvals, Cousins’ and Parkway’s ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. For more information, see “Risk Factors,” beginning on page 57.

The parties’ respective obligations to complete the Merger are conditioned, among other matters, upon (1) the absence of any temporary restraining order, preliminary or permanent injunction or other legal restraint, prohibition or binding order of any court or other governmental entity that prohibits the Merger; (2) the absence of any action taken or statute, rule, regulation or order enacted by any governmental entity which makes the consummation of the Merger illegal; and (3) the SEC having declared effective the registration statement of which this joint proxy statement/prospectus forms a part, with no stop order in effect with respect thereto no proceedings for such purpose shall be pending before, or threatened by, the SEC.

The parties’ respective obligations to complete the Spin-Off are conditioned, among other matters, upon (1) the absence of injunction or law preventing consummation, or limiting the benefits of, the Spin-Off; and (2) the effectiveness of the New Parkway Form 10, with no stop order in effect with respect thereto, and no proceedings for such purpose pending before, or threatened by, the SEC.

Securities and Exchange Commission

In connection with the Cousins Issuance Proposal, Cousins must file a registration statement with the SEC under the Securities Act, of which this joint proxy statement/prospectus is a part, that is declared effective by the SEC. As a condition to the closing of the Merger, Cousins and Parkway must file the New Parkway Form 10 in connection with the Spin-Off, and the New Parkway Form 10 must be declared effective by the SEC, with no stop order in effect with respect to the New Parkway Form 10 and no proceedings for such purpose shall be pending before, or threatened by, the SEC.

Exchange of Shares in the Merger

At or prior to the effective time of the Merger, Cousins will appoint the Exchange Agent to handle the exchange of certificates formerly representing Parkway common stock for shares of Cousins common stock. After the Merger is completed, if a stockholder held certificates representing Parkway common stock immediately prior to the effective time of the Merger, the Exchange Agent, within five business days after the effective time of the Merger, will send such stockholder a letter of transmittal and instructions for exchanging its shares of Parkway common stock for the Merger consideration of 1.63 shares of Cousins common stock. Upon surrender of the certificates for cancellation (or affidavits of loss in lieu thereof) along with the executed letter of transmittal and other required documents described in the instructions, a holder of shares of Parkway common stock will receive the Merger consideration of 1.63 shares of Cousins common stock.

Holders of shares of Parkway common stock in book-entry form immediately prior to the effective time of the Merger will not need to take any action to receive the Merger consideration of 1.63 shares of Cousins common stock. Holders of shares of Parkway limited voting stock in book-entry form immediately prior to the effective time of the Merger will not need to take any action to receive the Merger consideration of 1.63 shares of Cousins limited voting preferred stock.

If you are a Cousins stockholder, you are not required to take any action with respect to your Cousins stock certificates. Such certificates will continue to represent shares of Cousins common stock after the Merger.

You are not being asked to take any action with respect to the Separation, the UPREIT Reorganization or the Spin-Off.

Dividends

Cousins and Parkway plan to continue their respective current dividend policies until the closing of the Merger. The parties each intend to pay quarterly dividends to their respective common stockholders at a rate not in excess of $0.08 per share of Cousins common stock and $0.1875 per share of Parkway common stock. Cousins and Parkway have agreed to coordinate their regular quarterly dividends for their common stockholders so that, if one group of common stockholders receives any dividend for a quarter, the other group of common stockholders will also receive a dividend for such quarter at the same time. Cousins and Parkway have agreed that the other party, with notice to the other, can declare or pay the minimum dividend as may be required in order for such party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise tax (which we refer to as a “REIT dividend”). If one party declares a REIT dividend, the other party can declare a dividend per share in the same amount, as adjusted by the exchange ratio.

Listing of Cousins Common Stock in the Merger

It is a condition to the completion of the Merger that the Cousins common stock issuable in the Merger and the Cousins common stock to be authorized and reserved for issuance upon exchange or redemption of partnership units by limited partners in Parkway LP or upon exercise or settlement of options and other equity awards to purchase Cousins common stock issued in substitution for Parkway options and other equity awards be approved for listing on the NYSE, subject to official notice of issuance.

De-Listing and Deregistration of Parkway Common Stock

Pursuant to the Merger Agreement, when the Merger is completed, the Parkway common stock currently listed on the NYSE will cease to be quoted on the NYSE and will be deregistered under the Exchange Act.

No Appraisal or Dissenters’ Rights

Under Section 3-202(c) of the MGCL, holders of Parkway common stock do not have the right to receive the appraised value of their shares in connection with the Merger because they are listed on the NYSE. Holders of Parkway limited voting stock do not have appraisal rights because the articles supplementary to the Parkway Articles which established the class of Parkway limited voting stock expressly excludes the rights of objecting stockholders under the MGCL for such class of stock.

Under Section 14-2-1302 of the GBCC, holders of Cousins common stock do not have the right to receive the appraised value of their shares in connection with the Merger.

The Merger Agreement

The following section summarizes material provisions of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. You are urged to read the Merger Agreement carefully and in its entirety before making any decisions regarding the Merger Agreement and the Merger contemplated thereby.

The summary of the Merger Agreement is included in this joint proxy statement/prospectus only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information about Cousins or Parkway or their respective subsidiaries or businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information.”

The representations, warranties and covenants contained in the Merger Agreement and described in this joint proxy statement/prospectus were made only for purposes of the Merger Agreement and as of specific dates and may be subject to more recent developments, were made solely for the benefit of the other parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures, for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors. The representations and warranties contained in the Merger Agreement do not survive the effective time of the Merger. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or conditions of Cousins, Parkway or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Cousins or Parkway.

Form of the Merger

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, Parkway will merge with and into Merger Sub, with Merger Sub continuing its existence as a wholly owned subsidiary of Cousins.

The legacy holders of Cousins common stock and the legacy holders of Parkway common stock will own approximately 53% and 47%, respectively, of the outstanding shares of Cousins common stock following the effective time of the Merger. The legacy holders of Parkway limited voting stock will own 100% of Cousins limited voting preferred stock following the effective time of the Merger.

Merger Consideration

In connection with the Merger, upon the terms and subject to the conditions of the Merger Agreement, each Parkway common stockholder will receive 1.63 newly issued shares of Cousins common stock for each share of Parkway common stock that such holder owns immediately prior to the effective time of the Merger, with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the Merger.

In addition, each limited partner of Parkway LP will be entitled to redeem or exchange its partnership interests in Parkway LP for shares of Parkway common stock, pursuant to the terms of the Parkway Partnership Agreement, which will be amended pursuant to the Merger Agreement. If partnership interests are so redeemed or exchanged prior to the effective time of the Merger, the shares of Parkway common stock will in turn be converted in the Merger into the right to receive a number of newly issued shares of Cousins common stock equal to the exchange ratio, upon the terms and subject to the conditions of the Merger Agreement. Limited partners in Parkway LP who do not elect to redeem their partnership units will retain their partnership units in Parkway LP and, following the UPREIT Reorganization, will hold 1.63 common partnership units of Parkway LP, subject to adjustment for changes to the distribution ratio for the Spin-Off, and 1.63 common partnership units of Cousins LP for each common partnership unit of Parkway LP that they hold immediately prior to the Merger.

Furthermore, in connection with the Merger, upon the terms and subject to the conditions of the Merger Agreement, each share of Parkway limited voting stock will be converted into 1.63 newly issued shares of Cousins limited voting preferred stock having rights, privileges, powers and preferences substantially identical to those of the Parkway limited voting stock.

For more information, see “—Exchange of Shares in the Merger.”

Treatment of Parkway Stock Options and Other Equity-Based Awards in the Merger

At the effective time of the Merger, upon the terms and subject to the conditions of the Merger Agreement, outstanding Parkway equity awards will be adjusted as follows:

•	Restricted Stock Unit Awards. Certain Parkway RSU awards will be fully vested and converted into the right to receive a number of shares of Cousins common stock determined based on the exchange ratio.

For purposes of such conversion, any performance conditions will be deemed to be satisfied at the maximum level. Certain other Parkway RSU awards will be converted into Cousins RSU awards based on the exchange ratio, and will generally vest in four equal annual installments, commencing on the closing date and concluding on the third anniversary thereof;

•	Stock Options. Each outstanding Parkway stock option will be converted automatically into an option to purchase a number of shares of Cousins common stock determined based on the exchange ratio;

•	LTIP Units. Certain outstanding LTIP Units will be converted into Cousins RSU awards on the terms described above for the modified RSU awards. Certain other LTIP Units will be fully vested and converted into common units of Parkway LP, and for purposes of such conversion, any performance conditions will be deemed to be satisfied at the maximum level. Certain other LTIP Units are anticipated to be forfeited to the extent that the applicable performance conditions are not satisfied as of the effective time of the Merger.

Closing; Effective Time of the Merger

Unless the parties otherwise agree, upon the terms and subject to the conditions of the Merger Agreement, the closing of the Merger will take place on the date that is the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that, by their terms, are to be satisfied on the closing date, but subject to the satisfaction or waiver of those conditions at the time of closing).

Unless the parties otherwise agree, pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, the Merger will become effective before the open of business on the first business day following the closing date. After the Merger becomes effective, Cousins will continue with the name “Cousins Properties Incorporated.”

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, immediately after the effective time of the Merger, and before the open of business on the first business day following the date of the effective time of the Merger, upon the terms and subject to the conditions of the Merger Agreement, the parties shall consummate the Separation and the UPREIT Reorganization. Subject to the terms and conditions of the Merger Agreement, the parties shall use reasonable best efforts to effect the Spin-Off on the business day following the closing of the Merger.

Charter and Bylaws

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, the Cousins Articles in effect immediately prior to the Merger will be the articles of incorporation of Cousins following the Merger and, if the Cousins Articles Amendment Proposal is approved by Cousins stockholders at the Cousins special meeting, such articles amendment will become effective at the effective time of the Merger. Furthermore, prior to the effective time of the Merger, Cousins will adopt another amendment to the Cousins Articles in substantially the form of Exhibit E to the Merger Agreement, which articles amendment will become effective at the effective time of the Merger and will authorize a class of Cousins limited voting preferred stock to have rights, privileges, powers and preferences materially unchanged from the terms of the Parkway limited voting stock prior to the Merger.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, unless the parties otherwise agree, Cousins has agreed to use its reasonable best efforts to submit the Cousins Articles Amendment Proposal to the vote of its stockholders. The approval of the Cousins Articles Amendment Proposal is a condition to the parties’ obligations to effect the Merger and the other transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, and on the terms and subject to the conditions of the Merger Agreement, the amended and restated bylaws of Cousins (which we refer to as the “Cousins Bylaws”) as in effect immediately prior to the Merger will be the bylaws of Cousins following the Merger.

Directors and Management Following the Merger

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, the parties have agreed that, at the effective time of the Merger, the Cousins board of directors will have nine members. The Cousins board of directors at the effective time of the Merger will consist of:

•	five directors, Mr. Taylor Glover, Mr. Larry Gellerstedt, Mr. Robert Chapman, Ms. Donna Hyland and Ms. Lillian Giornelli, designated by the Cousins board of directors prior to the effective time of the Merger, with Mr. Taylor Glover remaining the chairman of the Cousins board of directors;

•	three directors, Ms. Brenda J. Mixson, Mr. Charles T. Cannada and Mr. Edward M. Casal, designated by the Parkway board of directors prior to the effective time of the Merger; and

•	one director, Mr. Kelvin L. Davis, designated by TPG Pantera pursuant to the Cousins stockholders agreement. For more information, see “—Agreements with the TPG Parties—Cousins Stockholders Agreement.”

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, the senior leadership team of Cousins will include Mr. Larry Gellerstedt as president and chief executive officer, Mr. Gregg Adzema as executive vice president and chief financial officer, Mr. John McColl as executive vice president, Mr. Colin Connolly as executive vice president and chief operating officer, Ms. Pamela Roper as senior vice president, general counsel and corporate secretary and Mr. Jay Harris as senior vice president, chief accounting officer, treasurer and assistant corporate secretary. None of the senior leadership team of Cousins will hold positions with New Parkway following the Merger and the Spin-Off.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, the parties have agreed that, as of the effective time of the Merger, the New Parkway board of directors will have seven members. The New Parkway board of directors at the effective time of the Merger will consist of:

•	three directors, Mr. R. Dary Stone, Mr. James H. Hance Jr. and Mr. Craig B. Jones, designated by the Cousins board of directors prior to the effective time of the Merger;

•	two directors, Mr. James A. Thomas and Mr. James R. Heistand, designated by the Parkway board of directors prior to the effective time of the Merger; and

•	two directors, Mr. Avi Banyasz and Mr. Frank J. “Tripp” Johnson, designated by TPG Pantera pursuant to the New Parkway stockholders agreement. For more information, see “—Agreements with the TPG Parties—New Parkway Stockholders Agreement.”

On June 29, 2016, with respect to the designation of Mr. Craig B. Jones, Cousins and Parkway agreed to waive a requirement in the Merger Agreement that each of the directors appointed by Cousins to the New Parkway board of directors must have been a member of the Cousins board of directors as of April 28, 2016.

Pursuant to the Merger Agreement, subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, the senior leadership team of New Parkway will include Mr. James R. Heistand as chief executive officer and other senior management of Parkway in key executive roles. Mr. James A. Thomas, the current chairman of the Parkway board of directors, will be the chairman of the New Parkway board of directors at the effective time of the Merger.

None of the senior leadership team of New Parkway will hold positions with Cousins following the Merger and the Spin-Off.

Exchange of Shares in the Merger

At or prior to the effective time of the Merger, upon the terms and subject to the conditions of the Merger Agreement, Cousins will appoint the Exchange Agent to handle the exchange of certificates formerly representing Parkway common stock for shares of Cousins common stock. After the Merger is completed, upon the terms and subject to the conditions of the Merger Agreement, if a stockholder held certificates representing Parkway common stock immediately prior to the effective time of the Merger, the Exchange Agent will send them a letter of transmittal and instructions for exchanging their shares of Parkway common stock for the Merger consideration of 1.63 shares of Cousins common stock. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, a holder of shares of Parkway common stock will receive the Merger consideration of 1.63 shares of Cousins common stock.

Holders of shares of Parkway common stock in book-entry form immediately prior to the effective time of the Merger will not need to take any action to receive the Merger consideration of 1.63 shares of Cousins common stock. Holders of shares of Parkway limited voting stock in book-entry form immediately prior to the effective time of the Merger will not need to take any action to receive the Merger consideration of 1.63 shares of Cousins limited voting preferred stock.

Representations and Warranties of Cousins and Parkway

The Merger Agreement contains representations and warranties made by each of Cousins and Parkway to each other. These representations and warranties are subject to qualifications and limitations agreed to by Cousins and Parkway in connection with negotiating the terms of the Merger Agreement. Some of the significant representations and warranties of both Parkway and Cousins contained in the Merger Agreement relate to, among other things:

•	organization, standing and corporate power and organizational documents;

•	capital structure;

•	authority relative to execution and delivery of, and performance of obligations under, the Merger Agreement, the Separation, the UPREIT Reorganization and the Spin-Off;

•	required consents and approvals relating to the Merger;

•	the absence of conflicts with, or violations of, laws, organizational documents or other obligations or contracts as a result of the Merger, the Separation, the UPREIT Reorganization and the Spin-Off;

•	SEC documents, financial statements, internal controls, SEC correspondence and accounting or auditing practices;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus and the registration statement of which it forms a part, as well as the New Parkway Form 10;

•	compliance with applicable laws;

•	absence of certain litigation;

•	tax matters, including qualification as a REIT;

•	existence and validity of certain material contracts;

•	benefits matters and compliance with the Employee Retirement Income Security Act of 1974, as amended (which we refer to as “ERISA”);

•	collective bargaining agreements and other labor matters;

•	absence of certain changes and non-existence of a material adverse effect, since December 31, 2015;

•	board approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, the Separation, the UPREIT Reorganization and the Spin-Off and exemption from anti-takeover statutes;

•	required stockholder approval;

•	ownership of or interest in, and condition of, certain real property;

•	compliance with environmental laws;

•	ownership of or licenses to certain intellectual property;

•	possession of certain permits, licenses and other approvals from governmental entities;

•	existence of insurance policies;

•	inapplicability of the Investment Company Act of 1940;

•	brokers’ and finders’ fees in connection with the Merger or the other transactions contemplated by the Merger Agreement;

•	receipt of opinions from each party’s financial advisors; and

•	lack of undisclosed material liabilities.

The Merger Agreement also contains representations and warranties of Parkway that it has provided true and complete copies of the executed Commitment Letter and related fee letter entered into with the Lenders as of the date of the Merger Agreement (with respect to the New Parkway Credit Facilities), and that no default or breach of Parkway exists that would fail to satisfy a condition precedent under such commitment and fee letters.

The Merger Agreement also contains representations and warranties of Cousins regarding the formation and absence of other business activities, liabilities or obligations of Merger Sub.

Definition of “Material Adverse Effect”

Many of the representations of Cousins and Parkway are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would have a material adverse effect). “Material adverse effect,” for purposes of the Merger Agreement, means any event, development, change or occurrence that is materially adverse to the financial condition, business or results of operations Cousins or Parkway, as applicable, in each case including its subsidiaries, taken as a whole, except that no event, development, change or occurrence arising out of, relating to or resulting from any of the following will constitute a material adverse effect:

•	changes generally affecting the economy, financial or securities markets or political or regulatory conditions, to the extent such changes do not have a materially disproportionate effect on the financial condition, business or results of operations of Cousins or Parkway, as applicable, in each case including its subsidiaries, taken as a whole, relative to other similarly situated owners, operators and developers in the parties’ industry;

•	changes in the parties’ industry or changes generally affecting owners, operators or developers in the parties’ industry, to the extent such changes do not have a materially disproportionate effect on the financial condition, business or results of operations of Cousins or Parkway, as applicable, in each case including its subsidiaries, taken as a whole, relative to other similarly situated owners, operators and developers in the parties’ industry;

•	any change after the date hereof in law or the interpretation thereof or GAAP or the interpretation thereof, to the extent such changes do not have a materially disproportionate effect on the financial condition, business or results of operations of Cousins or Parkway, as applicable, in each case including its subsidiaries, taken as a whole, relative to other similarly situated owners, operators and developers in the parties’ industry;

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acts of war, armed hostility or terrorism or any worsening thereof, to the extent such changes do not have a materially disproportionate effect on the financial condition, business or results of operations of

Cousins or Parkway, as applicable, in each case including its subsidiaries, taken as a whole, relative to other similarly situated owners, operators and developers in the parties’ industry;

•	earthquakes, hurricanes, tornados or other natural disasters or calamities, to the extent such changes do not have a materially disproportionate effect on the financial condition, business or results of operations of Cousins or Parkway, as applicable, in each case including its subsidiaries, taken as a whole, relative to other similarly situated owners, operators and developers in the parties’ industry;

•	any change to the extent attributable to the negotiation, execution or announcement of the Merger Agreement, including the Spin-Off, including any litigation resulting therefrom, and any adverse change in customer, distributor, employee, supplier, financing source, licensor licensee, sub-licensee, stockholder, joint venture partner or similar relationships, including as a result of the identity of the other party;

•	any failure by Cousins or Parkway, as applicable, to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (although facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there has been a material adverse effect);

•	any change in the price or trading volume of the Cousins common stock or Parkway common stock, as applicable (although facts and circumstances giving rise to such change that are not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there has been a material adverse effect);

•	compliance with the terms of, or the taking of any action required by, the Merger Agreement, including certain asset sales undertaken subject to the terms and conditions of the Merger Agreement, the Separation, the UPREIT Reorganization and the Spin-Off;

•	the outcome of certain litigation, claims or other proceedings; and

•	any bankruptcy, insolvency or reorganization of any tenant under any lease of Cousins or Parkway, as applicable.

Notwithstanding the above, any event, development, change or occurrence that has caused or is reasonably likely to cause Cousins or Parkway, as applicable, to fail to qualify as a REIT for federal tax purposes will be considered a material adverse effect, unless such failure has been, or is able to be, cured on commercially reasonable terms under the applicable provisions of the Code.

Conduct of Business Pending the Merger

Under the Merger Agreement, between April 28, 2016 and the earlier of the effective time of the Merger or the termination of the Merger Agreement, subject to certain exceptions, unless (i) expressly contemplated or permitted by the Merger Agreement, (ii) to the extent required to effect the Separation or the UPREIT Reorganization, (iii) to the extent required to effect the Spin-Off, (iv) as set forth in the parties’ confidential disclosure letters, (v) required by applicable law or regulation, or (vi) consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed), each of Cousins and Parkway and their respective subsidiaries have agreed to conduct their business in the ordinary course consistent with past practice, to use their reasonable best efforts to maintain their material assets in their current condition in all material respects (normal wear and tear and damage cause by casualty outside the parties’ control excepted), to use commercially reasonable efforts to preserve their business organization and existing relations and goodwill with customers, suppliers, distributors, creditors, lessors and tenants, to use commercially reasonable efforts to maintain all insurance policies and to maintain REIT status.

In addition, between April 28, 2016 and the earlier of the effective time of the Merger or the termination of the Merger Agreement, subject to certain exceptions, unless (i) expressly contemplated or permitted by the

Merger Agreement, (ii) to the extent required to effect the Separation or the UPREIT Reorganization, (iii) to the extent required to effect the Spin-Off, (iv) as set forth in the parties’ confidential disclosure letters, (v) required by applicable law or regulation or (vi) consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed), Parkway and Cousins have agreed that they will not, and will cause their subsidiaries not to:

•	enter into any new material line of business or create any new operating partnerships or “significant subsidiaries” (as hereinafter defined);

•	split, combine or reclassify any of Cousins’ or Parkway’s, or their respective subsidiaries’, capital stock or shares of beneficial interest, as the case may be, or issue any other securities in substitution for such shares;

•	amend the governing documents of Cousins or Parkway or their respective subsidiaries;

•	adopt a plan of merger, liquidation, dissolution, restructuring, recapitalization or other reorganization, other than mergers among the parties’ wholly owned subsidiaries;

•	make acquisitions of businesses, entities, properties or assets, other than (i) acquisitions that would not reasonably be expected to materially delay, impede or affect the consummation of the transactions contemplated by the Merger Agreement and for which the fair market value of the total consideration paid does not exceed $10 million individually or $15 million per calendar quarter in the aggregate, (ii) as required by a lease of the parties, as set forth in the parties’ confidential disclosure letters, (iii) as required by a put right or other similar option exercised by a third party pursuant to a contract to which a party or any of its subsidiaries is a party, as set forth in the parties’ confidential disclosure letters, (iv) internal reorganizations or consolidations of subsidiaries that would not present a material risk of a material delay in the consummation of the Merger, (v) acquisitions pursuant to agreements, arrangements or understandings existing on the date of the Merger Agreement or (vi) the creation of new subsidiaries organized to continue or conduct activities otherwise permitted by the Merger Agreement;

•	incur, create or assume, refinance, replace or prepay long-term indebtedness, modify any of the material terms of any outstanding indebtedness, guarantee any indebtedness or issue or sell any warrants or rights to acquire indebtedness of the parties or any of their subsidiaries, other than (i) refinancing, replacing or prepaying indebtedness of the parties or any of their subsidiaries maturing no later than 12 months following the date of such refinancing, (ii) indebtedness between a party and a subsidiary of which it owns at least 90% of the voting interests, or between such 90% owned subsidiaries of the same part and (iii) borrowings under the parties’ existing credit agreements in the ordinary course of business consistent with past practice;

•	sell, assign, encumber or otherwise dispose of any assets (including capital stock of subsidiaries and indebtedness of others owned by the parties or their subsidiaries) which are material, individually or in the aggregate, to the parties, other than (i) internal reorganizations or consolidations involving existing subsidiaries that would not present a material risk of any material delay in the consummation of the Merger, (ii) dispositions disclosed in SEC filings of the parties filed prior to April 28, 2016, (iii) other activities involving non-real estate assets in the ordinary course of business consistent with past practice, (iv) as required by any call right or other similar option exercised by a third party pursuant to a contract to which a party or any of its subsidiaries is a party, as set forth in the parties’ confidential disclosure letters, (v) other dispositions, if the fair market value of the total consideration received in respect of such assets does not exceed $10 million individually or $15 million per calendar quarter in the aggregate, (vi) asset sales expressly contemplated by the agreement or (vii) the incurrence of indebtedness specifically permitted pursuant to the immediately preceding bullet;

•	change their methods of accounting in effect as of December 31, 2015, except as required by changes in GAAP as concurred in by such party’s independent auditors or as previously disclosed in an SEC filing by such party;

•	adopt a plan of complete or partial liquidation or resolutions providing for a liquidation, dissolution, restructuring, recapitalization or reorganization;

•	terminate, cancel, renew or request or agree to any material amendment or modification to or material waiver under or assignment of, any of certain specified types of material contracts, or enter into or materially amend any contract that, if existing on April 28, 2016, would have qualified as one of such types of material contracts, other than (i) as permitted pursuant to the Merger Agreement, (ii) terminations, modifications or renewals in accordance with the terms of existing contracts which occur automatically without any action on the behalf of the parties or any of their subsidiaries, (iii) in connection with tenant improvements at Cousins’ and Parkway’s properties, but solely to the extent permitted pursuant to certain covenants pertaining to leases contained in the Merger Agreement or (iv) as may be reasonably necessary to comply with the terms of the Merger Agreement;

•	waive the excess share provision of their organizational documents for anyone other than the other parties to the Merger Agreement, New Parkway and the parties’ subsidiaries;

•	take or fail to take any action which would reasonably be expected to cause Cousins and Parkway to fail to qualify as a REIT;

•	take or fail to take any action which would reasonably be expected to cause any subsidiary of the parties to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or as a REIT subsidiary or a REIT under the Code;

•	take or knowingly fail to take any action which could reasonably be expected to prevent the Merger from qualifying as a reorganization under the Code;

•	make, change or rescind any material tax election or change a material method of tax accounting, amend any material tax return, settle or compromise any material income tax liability, audit, assessment or claim, enter into any material closing agreement related to taxes or knowingly surrender any right to claim any material tax refund, in each case, except (i) in the ordinary course of business consistent with past practice, (ii) as required by law, (iii) as necessary to preserve the status of Cousins or Parkway as a REIT under the Code, or (iv) as necessary to qualify or preserve the status of any subsidiary of the parties as a partnership or disregarded entity for federal income tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT under the Code;

•	waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, compromises or settlements that (i) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any amounts payable under existing property-level insurance policies) either equal to or lesser than the amount specifically reserved with respect to the most recent balance sheet of Cousins or Parkway filed with the SEC prior to April 28, 2016, or that do not exceed $2 million individually or $5 million in the aggregate, (ii) do not involve the imposition of injunctive relief against Parkway, Cousins or any of their subsidiaries and (iii) do not provide for any admission of material liability by Parkway, Cousins or any of their subsidiaries;

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subject to certain limited exceptions, (i) increase the compensation, bonus or pension, welfare, severance or other benefits payable or provided to, or pay any bonus to, or grant any new cash- or equity-based awards or long-term cash awards to, any current or former directors, employees or other service providers, (ii) grant or provide any change of control, severance or retention payments or benefits to any current or former director, employee or other service provider, (iii) establish, adopt, enter into or amend any benefit plan, other than immaterial amendments that do not result in an increase in cost of maintaining such benefit plan, (iv) enter into or amend any collective bargaining agreement or similar agreement, (v) hire any new employee, other than to replace employees who terminate employment following the date of the Merger Agreement, provided that such employee’s total annual compensation opportunity does not exceed $150,000, (vi) promote or terminate the employment (other than for cause) of any employee who has a total annual compensation opportunity in excess of $150,000 (in the case of promotion, whether before or after such promotion) or (vii) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any benefit plan;

•	enter into, renew, modify, amend or terminate, waive, release, compromise or assign any rights or claims under any lease, except for (i) entering into or modifying leases in the ordinary course of business consistent with past practice on market terms and where such new or modified lease relates to premises of no more than 50,000 square feet and requires no more than $2 million in capital commitments, (ii) terminating leases as a result of a default by the counterparty or (iii) termination, modification or renewal of an existing lease in accordance with the terms of such existing lease that occurs automatically without any action by the parties;

•	form any new funds, non-traded REITs or other pooled investment vehicles;

•	effect any deed in lieu of foreclosure, or sell, lease, assign or encumber or transfer to a lender any property securing indebtedness owed to such lender; or

•	agree to, or make any commitment to, take or authorize any of the foregoing actions.

In addition, unless (i) expressly contemplated or permitted by the Merger Agreement; (ii) to the extent required to effect the Separation or the UPREIT Reorganization; (iii) to the extent required to effect the Spin-Off; (iv) as set forth in its confidential disclosure letter; (v) required by applicable law or regulation; or (vi) consented to by Cousins (which consent may not be unreasonably withheld, conditioned or delayed), Parkway has agreed that it shall not, and shall cause its subsidiaries not to:

•	declare, set aside or pay any dividends or other distributions, other than (i) as described herein under “—Dividends”; (ii) regular distributions that are required to be made in respect of partnership units of certain specified subsidiaries of Parkway; (iii) payment of accrued dividends, dividend equivalents or other distributions pursuant to Parkway equity awards or Parkway LP LTIP Units; (iv) dividends by or among an entity and its subsidiaries; and (v) distributions by an entity in which Parkway owns an interest that is not a subsidiary of Parkway, in accordance with the requirements of the organizational documents of such subsidiary;

•	repurchase, redeem or otherwise acquire its capital stock or other securities convertible into or exercisable for any shares of capital stock, except (i) upon the exercise by a limited partner in Parkway LP of its right to redeem or exchange partnership units pursuant to the terms of the Parkway Partnership Agreement; (ii) the redemption of shares of Parkway limited voting stock in accordance with their terms; and (iii) as required by the Separation or the UPREIT Reorganization or acquisitions of shares tendered by holders of Parkway equity plans in accordance with the terms of such plan;

•	issue, deliver or sell, or authorize or propose any issuance, delivery or sale of, shares of its capital stock or that of any subsidiary, voting debt, stock appreciation rights, stock options, restricted shares or other equity-based awards or convertible or exchangeable securities, except (i) in connection with the exercise or settlement of existing equity or LTIP awards in accordance with the existing terms of the related plans or awards; (ii) issuances under the Parkway employee stock purchase plan; (iii) upon the exercise by a limited partner in Parkway LP of its right to redeem or exchange partnership units pursuant to the terms of the Parkway Partnership Agreement; (iv) issuances of Parkway LP units upon conversion of LTIP Units; or (v) issuances by a subsidiary of Parkway to Parkway or another subsidiary thereof, as applicable; and

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make or commit to make any capital expenditure in excess of $2 million in the aggregate, other than (i) in connection with tenant improvements at Parkway’s properties, solely to the extent required pursuant to the terms of the applicable lease (including any new lease or amendment, provided that commitments for tenant improvements with respect to certain small leases at Parkway’s properties shall not exceed $10 million in the aggregate and provided that the aggregate of all capital expenditures plus commitments for tenant improvements with respect to such small leases shall not exceed

$10 million); (ii) for the alteration of Parkway’s properties pursuant to construction or landlord work obligations created in the ordinary course of business and in accordance with the terms of the applicable lease, in an amount not to exceed $2 million with respect to any individual lease or $10 million in the aggregate; (iii) in the ordinary course of business consistent with past practice; and (iv) as necessary to repair and/or prevent damage to any of Parkway’s properties or as is necessary in the event of an emergency, after prior notice to the other party, and if such emergency is not covered by insurance, in an amount not to exceed $2 million with respect to any individual lease or $10 million in the aggregate.

In addition, Parkway shall inform Cousins within 10 calendar days after the end of each fiscal quarter regarding its current levels of net debt, meaning Parkway’s share of the total outstanding principal balance of indebtedness of Parkway on a consolidated basis, minus Parkway’s share of the total amount of unrestricted and unencumbered cash and cash equivalents on a current basis, and current cash at the end of such quarter, along with an internally generated roll forward schedule of such net debt and cash for the succeeding three quarters.

In addition, unless (i) expressly contemplated or permitted by the Merger Agreement, (ii) to the extent required to effect the Separation or the UPREIT Reorganization, (iii) to the extent required to effect the Spin-Off, (iv) as set forth in its confidential disclosure letter, (v) required by applicable law or regulation or (vi) consented to by Parkway (which consent may not be unreasonably withheld, conditioned or delayed), Cousins has agreed that it shall not, and shall cause its subsidiaries not to:

•	declare, set aside or pay any dividends or other distributions, other than (i) as described under “—Dividends”; (ii) payment of accrued dividends, dividend equivalents or other distributions pursuant to Cousins equity award; (iii) dividends by or among an entity and its subsidiaries and (iv) distributions by an entity in which Cousins owns an interest that is not a subsidiary of Cousins, in accordance with the requirements of the organizational documents of such entity;

•	repurchase, redeem or otherwise acquire its capital stock or other securities convertible into or exercisable for any shares of capital stock of Cousins, as required by the Separation or the UPREIT Reorganization or acquisitions of shares tendered by holders of Cousins equity plans in accordance with the terms of such plans;

•	issue, deliver or sell, or authorize or propose any issuance, delivery or sale of, shares of its capital stock or that of any subsidiary, voting debt, stock appreciation rights, stock options, restricted shares or other equity-based awards or convertible or exchangeable securities, except (i) in connection with the exercise or settlement of existing equity awards in accordance with the existing terms of the related plans or awards, or (ii) issuances by a subsidiary of Cousins to Cousins or another subsidiary thereof, as applicable; and

•	make or commit to make any capital expenditure in excess of $2 million in the aggregate, other than (i) in connection with tenant improvements at Cousins’ properties, solely to the extent required pursuant to the terms of the applicable lease; (ii) for the alteration of Cousins’ properties pursuant to construction or landlord work obligations created in the ordinary course of business and in accordance with the terms of the applicable lease, in an amount not to exceed $2 million with respect to any individual lease or $10 million in the aggregate; (iii) in the ordinary course of business consistent with past practice; and (iv) as necessary to repair and/or prevent damage to any of Cousins’ properties or as is necessary in the event of an emergency, after prior notice to the other party, and if such emergency is not covered by insurance, in an amount not to exceed $2 million with respect to any property of Cousins or $10 million in the aggregate.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants related to:

•	cooperation between Cousins and Parkway in the preparation of this joint proxy statement/prospectus;

•	each party’s agreement to (i) afford the representatives of the other party access to its books, contracts and records during normal business hours and (ii) provide the other party, upon reasonable request, with copies of certain information;

•	each party’s agreement to maintain the confidentiality of certain nonpublic information provided by the other party;

•	each party’s agreement to use its reasonable best efforts to take all actions reasonably appropriate to consummate the Merger and the other transactions contemplated by the Merger Agreement, including the Separation, the UPREIT Reorganization and the Spin-Off;

•	each party’s agreement to use its reasonable best efforts to cooperate to obtain all governmental consents, clearances, approvals, permits or authorizations required to complete the Merger;

•	each party’s agreement to (i) cooperate in all respects in connection with any investigation or other inquiry; (ii) promptly notify the other party of any communication concerning the Merger Agreement or the transactions contemplated thereby from or with any governmental entity; (iii) permit the other party to review and comment on any proposed communication to any government entity; (iv) consult with the other party in advance of any meeting with any governmental entity or in connection with a proceeding by a private party; and (v) resolve objections and avoid or eliminate impediments to the closing of the Merger;

•	Cousins’ agreement to use its reasonable best efforts to cause the shares of Cousins common stock to be issued in, or reserved for issuance in connection with, the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the consummation of the Merger;

•	cooperation between Cousins and Parkway in connection with the development of a joint communications plan and in connection with press releases and other public statements with respect to the Merger and the Spin-Off; and

•	the use by Cousins and Parkway of reasonable best efforts to cause the Merger to qualify as a reorganization under the Code, and to effect the Separation and the UPREIT Reorganization in a manner such that the Separation and the UPREIT Reorganization are treated as taxable transactions to both Cousins and the stockholders of Cousins under the Code.

Financing

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, Parkway shall use its reasonable best efforts to cause New Parkway LP to obtain the proceeds of the New Parkway Credit Facilities, including by taking enforcement action against the Lenders. Without Cousins’ consent (which shall not be unreasonably withheld), Parkway may not amend or modify the commitments with respect to the New Parkway Credit Facilities in a manner materially adverse to Cousins, including any amendment or modification that reduces the net proceeds to be funded, expands the conditions to funding, or materially adversely impacts Parkway or New Parkway LP’s ability to enforce their rights against the Lenders. The Merger Agreement also provides for Parkway and Cousins to provide to each other reasonable and customary cooperation in connection with the arranging, obtaining and syndication of any necessary or advisable financing arrangements (including the New Parkway Credit Facilities) in connection with the Merger and the Spin-Off.

Asset Sales

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, Parkway shall use commercially reasonable efforts to take all actions necessary, proper or advisable under law to effect asset sales of certain of Parkway’s properties in Jacksonville and Miami, Florida and Philadelphia, Pennsylvania, as set forth in Exhibit A to the Merger Agreement. Such asset sales are subject to the approval of Cousins unless conducted in accordance with certain terms in Parkway’s confidential disclosure letter, and may be conditioned upon the closing of the Merger. Parkway has agreed to use commercially reasonable efforts to take all actions necessary, proper or advisable under law to effect modifications to the asset sales that are mutually agreed between Cousins and Parkway. Parkway shall also cooperate with Cousins in developing and implementing a strategy and process for effecting the asset sales, consult with Cousins on a regular basis and in good faith in carrying out such strategy and process and use commercially reasonable efforts to take or cause to be taken all actions necessary, proper or advisable to obtain such authorizations, approvals or consents as promptly as practicable.

The Separation and the UPREIT Reorganization

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, each of the parties has agreed to take all actions reasonably necessary, proper or advisable to effect the Separation and the UPREIT Reorganization, including but not limited to the following steps:

•	Parkway and Parkway LP have organized two new Delaware limited partnerships, Cousins LP and New Parkway LP, each of which initially is wholly owned by Parkway as the initial general partner and Parkway LP as the initial limited partner and have partnership agreements with provisions that are customary for UPREIT partnerships.

•	Parkway has formed New Parkway as a wholly owned Maryland corporation.

•	Immediately following the effective time of the Merger, Parkway LP will contribute its non-Houston properties and certain other assets specified in the Separation and Distribution Agreement (as hereinafter defined) to Cousins LP in exchange for interests in Cousins LP, and retain its interest in the assets related to the Houston Business. Parkway LP will then distribute all of the interests of Cousins LP that it received from these contributions ratably to its partners. Parkway GP will distribute the Cousins LP interests that it receives to Merger Sub, which will be the sole stockholder of Parkway GP following the effective time of the Merger.

•	Parkway LP will then contribute its assets related to the Houston Business, including entities that own direct or indirect ownership interests in CityWestPlace, Phoenix Tower and San Felipe Plaza, direct and indirect ownership in Eola Office Partners LLC and the direct and indirect minority ownership interest of Parkway LP in 2121 Market Street Associates, L.P., to New Parkway LP, and Cousins will contribute its assets related to the Houston Business, including its direct and indirect ownership interests in Greenway Plaza and Post Oak Central, to New Parkway LP (other than a 1% interest in certain entities, which Cousins will contribute to New Parkway) in exchange for limited partner interests in New Parkway LP. Cousins will then contribute its 1% interest in certain entities referred to in the preceding sentence and limited partner interests in New Parkway LP to New Parkway, and Merger Sub will contribute to New Parkway its limited partner interests in Parkway LP and its stock of Parkway GP. Through a series of transactions, Cousins LP will contribute $5 million to New Parkway in exchange for non-voting preferred stock of New Parkway (with aggregate liquidation preference of $5 million and bearing a market-rate dividend), New Parkway will contribute $5 million to Parkway LP in exchange for preferred limited partner units of Parkway LP (with aggregate liquidation preference of $5 million and bearing a market dividend rate), and Parkway LP will contribute $5 million to New Parkway LP in exchange for preferred limited partner units of New Parkway LP (with aggregate liquidation preference of $5 million and bearing a market-rate dividend). Merger Sub will contribute its general partner interest in New Parkway LP to Parkway GP. The issuance of the $5 million of Parkway non-voting preferred stock was negotiated between the parties to satisfy the parties’ overall business and economic objectives, including the intended tax treatment of the Spin-Off. The issuances of preferred units are meant to preserve the economics of the UPREIT structure.

•	New Parkway will elect to be taxed as a corporation for federal income tax purposes, effective prior to the distributions discussed below, and will elect to be treated as a REIT for federal income tax purposes for the taxable year ending on December 31 of the year for which the election to be treated as a corporation is effective.

•	New Parkway LP will enter into the New Parkway Credit Facilities for aggregate availability of $350 million, and subject to satisfaction of the conditions thereto, New Parkway LP will draw $350 million. Through a series of transactions, New Parkway LP will distribute pro rata portions of $200 million of the $350 million draw to each of Parkway LP, Parkway GP (which subsequently will distribute such proceeds to New Parkway, its sole stockholder), and New Parkway (which New Parkway will subsequently distribute, along with the cash received from Parkway GP and Parkway LP, to Merger Sub, its sole stockholder, which will distribute the cash to Cousins, its sole stockholder). Parkway LP will distribute its pro rata share of the $200 million in loan proceeds ratably to its partners, if each of its other partners agrees to cause its share of the distributed cash to be contributed to Cousins LP in exchange for units of Cousins LP; if a limited partner of Parkway LP does not agree to contribute its share of the distributed cash to Cousins LP, Parkway LP will use a portion of its pro rata share of the $200 million to redeem Parkway LP units held by New Parkway and each other partner that agrees to cause its share of distributed cash to be contributed to Cousins LP in exchange for units of Cousins LP, at a redemption price based upon the Parkway Partnership Agreement.

•	Limited partners of Parkway LP who received cash in the above step will contribute such cash to Cousins LP, in exchange for units of Cousins LP.

•	Cousins will contribute to Cousins LP its non-Houston assets (including the portion of the $200 million of loan proceeds that it received through Merger Sub in the pro rata distribution, as described above), in exchange for units of Cousins LP. Other limited partners of Parkway LP will continue as limited partners of Cousins LP.

•	Cousins LP will then repay, or cause to be repaid, Parkway’s existing credit facilities in an amount of approximately $550 million.

•	Merger Sub will distribute to Cousins, its sole stockholder, 100% of the common stock of New Parkway, 100% of the New Parkway limited voting stock, the general partner interest in Cousins LP and all of the units of Cousins LP that Merger Sub received in the foregoing distributions from Parkway LP and Parkway GP.

•	Prior to market opening on the day following the closing of the Merger, in connection with the Spin-Off, common stock and limited voting stock of New Parkway will be distributed to Cousins stockholders (including holders of Cousins stock who received shares of Cousins stock in exchange for shares of Parkway stock pursuant to the Merger).

•	The UPREIT Reorganization will result in Cousins functioning as an UPREIT following the effective time of the Merger, with substantially all of its assets held and activities conducted through Cousins LP, its operating partnership. The original limited partners of Parkway LP who have not elected to exchange or redeem their units for Parkway common stock prior to the Merger will retain a pro rata portion of the limited partner interests in Cousins LP following the effective time of the Merger. Pursuant to the partnership agreement of Cousins LP, which will be entered into in connection with the UPREIT Reorganization, Cousins shall be the general partner of Cousins LP and, as of the effective time of the Merger, will hold approximately 98% of the limited partnership interests of Cousins LP. For more information, see “Information About the Companies—Cousins Properties LP.”

•	Pursuant to the UPREIT Reorganization, New Parkway LP will become the operating partnership of New Parkway, through which New Parkway will operate substantially all of its business after the effective time of the Spin-Off. For more information, see “Information About the Companies—Parkway Properties LP.”

The simplified structure of each of Cousins and Parkway prior to the Merger is set forth below.

The simplified structure of each of Cousins and New Parkway following the Merger, the UPREIT Reorganization and the Spin-Off is set forth below.

The Spin-Off

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, on the business day following the closing of the Merger, after all of the steps of the Separation and the UPREIT Reorganization have been completed, Cousins will effect the Spin-Off of New Parkway to all of Cousins stockholders, which will include legacy Cousins stockholders and legacy Parkway stockholders who received shares of Cousins common and limited voting preferred stock in connection with the Merger.

In the Spin-Off, common stockholders of Cousins, including legacy Parkway common stockholders, will receive shares of New Parkway common stock, and holders of Cousins limited voting preferred stock, consisting of legacy Parkway limited voting stockholders, will receive shares of New Parkway limited voting stock. Limited partners of Parkway LP who elected not to redeem or exchange their partnership interests in Parkway LP for shares of Parkway common stock will retain their pro rata interest in Parkway LP. New Parkway LP will function as the operating partnership of New Parkway for purposes of the UPREIT structure. Further, Cousins or Cousins LP will retain all of the shares of nonvoting preferred stock of New Parkway. New Parkway is expected to have outstanding shares of nonvoting preferred stock with a liquidation preference of $5 million, a fixed market-rate dividend and no voting rights, other than as required by law.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, Cousins and Parkway have agreed to use reasonable best efforts to prepare and cause New Parkway to file a prospectus relating to securities of New Parkway to be issued in the Spin-Off, and the parties shall use reasonable best efforts and cooperate to cause New Parkway to file with the SEC the New Parkway Form 10. The parties have agreed to use reasonable best efforts to cooperate in order to effect the Spin-Off on the business day following the closing of the Merger.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, prior to the Spin-Off, the parties will enter into a separation and distribution agreement (which we refer to as the “Separation and Distribution Agreement”), which will govern the rights and responsibilities of each of Cousins and New Parkway with respect to its relationship with the other following the closing of the Merger and the Spin-Off and contain, among other things, the terms set forth on Exhibit C to the Merger Agreement.

The parties will also execute and deliver such instruments of conveyance as may be necessary to effect the Separation and the UPREIT Reorganization, upon the terms and subject to the conditions of the Merger Agreement. Additionally, all intercompany agreements between New Parkway, Cousins and their respective subsidiaries will be terminated in connection with the Spin-Off, other than agreements that are specifically identified. Pursuant to the Separation and Distribution Agreement, upon the terms and subject to the conditions of the Separation and Distribution Agreement, New Parkway and the TPG Parties will enter into the New Parkway stockholders agreement in connection with the closing of the Spin-Off. For more information, see “—Agreements with the TPG Parties—New Parkway Stockholders Agreement.”

Pursuant to the Separation and Distribution Agreement, upon the terms and subject to the conditions of the Separation and Distribution Agreement, New Parkway, through its subsidiaries, will retain all assets primarily related to the Houston Business, including:

•	$150 million of unrestricted cash proceeds from the New Parkway Credit Facilities;

•	all issued capital stock or other equity interests in subsidiaries, joint ventures, partnerships or similar entities that primarily relate to the Houston Business, as well as the Third-Party Services Business and Parkway’s minority ownership interest in 2121 Market Street Associates, L.P. (which we refer to as the “Houston Entities”);

•	all right, title and interest (whether as owner, mortgagee or holder of a security interest) in real properties located in Houston, Texas. Following the UPREIT Reorganization and the Spin-Off, New Parkway will own interests in the following operational properties;

•	CityWestPlace

•	Greenway Plaza

•	Phoenix Tower

•	Post Oak Central

•	San Felipe Plaza

•	all other assets primarily related to the Houston Business, including all furniture, buildings, fixtures, equipment, easements and other appurtenances located at the Houston real properties;

•	the third party management contracts to which Eola Office Partners, LLC is a party;

•	all third-party vendor contracts for information technology, human resources, financial, legal and public affairs services primarily used by the Houston Business;

•	all of the intellectual property relating to New Parkway;

•	all contracts entered into in the name of, or expressly on behalf of, any of the Houston Entities;

•	all permits used primarily in the Houston Business;

•	all books and records, wherever located, primarily related to the Houston Business;

•	all rights, claims, demands, causes of action, judgments, decrees, property tax appeals and rights to indemnify or contribution in favor of Cousins that are primarily related to the Houston Business; and

•	other assets mutually agreed by the parties prior to the Spin-Off.

In addition, pursuant to the Separation and Distribution Agreement, upon the terms and subject to the conditions of the Separation and Distribution Agreement, New Parkway, through its subsidiaries, will retain all of the liabilities arising out of the Houston Business, including:

•	the New Parkway Credit Facilities;

•	all liabilities relating to New Parkway’s businesses;

•	all liabilities (including environmental liabilities) relating to underlying circumstances or facts existing, or events occurring, prior to the Spin-Off, to the extent relating to the Houston Business, New Parkway or Houston assets;

•	all guarantees and indemnitees in respect of any of the assets of New Parkway or liabilities of New Parkway;

•	all third-party claims to the extent relating to the Houston Business and Houston assets;

•	30% of any liabilities arising from any third-party claims related to the Merger Agreement or the transactions contemplated thereby;

•	30% of any liabilities related to breaches of fiduciary duties and violations of securities law relating to events before the Spin-Off;

•	all insurance charges related to the Houston Business and Houston assets;

•	liabilities under the tax protection agreements and related documents listed on the confidential Parkway disclosure letter;

•	liabilities and obligations arising under the Registration Rights Agreement dated as of October 13, 2004 among Thomas Properties Group, Inc., Thomas Properties Group, L.P. and the Thomas Investors named therein; and

•	other liabilities mutually agreed upon by the parties prior to the Spin-Off.

Pursuant to the Separation and Distribution Agreement, upon the terms and subject to the conditions of the Separation and Distribution Agreement, Cousins will retain all assets other than the Houston, Texas assets, and all liabilities other than those explicitly distributed to New Parkway pursuant to the foregoing. Following the UPREIT Reorganization and the Spin-Off, assuming certain asset sales are consummated in accordance with the Merger Agreement, Cousins will own interests in the following operational properties:

•	Colorado Tower

•	816 Congress Avenue

•	Research Park V

•	Northpark Town Center

•	191 Peachtree Tower

•	Promenade

•	The American Cancer Society Center

•	Terminus 100

•	Terminus 200

•	Meridian Mark Plaza

•	Emory Point University Hospital Midtown Medical Office Tower

•	Fifth Third Center

•	Gateway Village

•	Emory Point Apartments (Phase I)

•	Emory Point Retail (Phase I)

•	Emory Point Retail (Phase II)

•	Emory Point Apartments (Phase II)

•	Hayden Ferry Lakeside I

•	Hayden Ferry Lakeside II

•	Hayden Ferry Lakeside III

•	Tempe Gateway

•	Corporate Center I

•	Corporate Center II

•	Corporate Center III

•	Corporate Center IV

•	Harborview Plaza

•	The Pointe

•	Courvoisier Center

•	Citrus Center

•	Bank of America Center

•	One Orlando Centre

•	3350 Peachtree

•	3348 Peachtree

•	3344 Peachtree

•	The Forum at West Place

•	One Buckhead Plaza

•	Two Buckhead Plaza

•	Hearst Tower

•	NASCAR Plaza

•	One Congress Plaza

•	San Jacinto Center

•	US Airways Building

The Separation and Distribution Agreement will include the following terms and conditions, among others:

•	Segregation of Accounts. Cousins and New Parkway will use commercially reasonable efforts to de-link any common bank or brokerage accounts between them, and any outstanding checks issued or payments initiated prior to the effective time of the Merger will be honored after the effective time of the Merger by the party then owning the account on which the check is drawn. The parties will cooperate to pay over any amounts received rightfully owed to the other party, subject to regulatory compliance.

•	Novation. Cousins and New Parkway will use commercially reasonable efforts to obtain any consent or amendment required to novate or assign all liabilities to the appropriate party, based on the separation of liabilities described above. Additionally, each party will use commercially reasonable efforts to have the other party removed as the guarantor or obligor with respect to any obligations or liabilities of such party. To the extent the release or removal cannot be obtained, the party benefiting from the guarantee or obligation will indemnify and hold harmless the other from any liability arising from such guarantee or obligation, and will not renew or extend the term of the applicable obligation or liability.

•	Mortgage Debt. Cousins and New Parkway will acquire properties previously owned by other parties, subject to existing mortgage debt. Each party will use commercially reasonable efforts to have the other party released from all debt documents, including guarantees, relating to properties no longer owned by such other party.

•	Financing. At the effective time of the Merger, New Parkway will cause New Parkway LP to borrow $350 million under the New Parkway Credit Facilities, and, in the Separation and the UPREIT Reorganization, $200 million will be distributed through New Parkway to Merger Sub and Merger Sub shall be contributed to Cousins LP. New Parkway, through New Parkway LP, will retain $150 million of unrestricted cash.

•	Employee Matters. The initial post-Spin-Off employment terms for Parkway and Cousins employees transferring to New Parkway generally will be consistent with those applicable to continuing Parkway employees under the Merger Agreement. For more information, see “—Employee Benefits Matters.” Cousins generally will retain assets and liabilities related to benefit plans and employees who are not transferring to New Parkway, while New Parkway generally will assume assets and liabilities related to benefit plans and employees who are transferring to New Parkway; provided, however, liability for claims incurred under a health and welfare benefit plan prior to the distribution will remain the liability of the party who sponsors such benefit plan following the distribution.

•	Employee Non-Solicit. The non-solicit provision contained in the Merger Agreement will continue for two years following the closing of the Merger Agreement.

•	Tax Matters. Each of Cousins and New Parkway will enter into a tax matters agreement that will address the following:

•	preparation of post-Spin-Off tax returns;

•	preparation of any tax returns relating to Parkway LP, reflecting certain tax items arising out of the Separation and the UPREIT Reorganization;

•	apportionment of taxes among Cousins and New Parkway;

•	refunds, tax attributes and deductions; and

•	conduct of tax proceedings.

•	Intellectual Property. Cousins shall retain all rights to intellectual property of Cousins immediately prior to the Spin-Off, including the “Cousins” name and all related intellectual property, including Internet domain names and the “CUZ” ticker symbol. New Parkway shall retain all rights to the “Parkway” name and all related intellectual property, including Internet domain names and the “PKY” ticker symbol.

•	Transition Services. The parties will enter into a transition services agreement, pursuant to which it will cooperate with regards to various post-Spin-Off matters, including property level audits and financial reporting, and provide certain continuing administrative services with respect to the assets previously owned by it prior to the closing of the Merger.

•	Insurance. Cousins and Parkway will work in good faith to consider the appropriateness (from an economic cost and liability standpoint) of Cousins, Parkway and New Parkway continuing coverage on properties owned by Cousins and New Parkway after the Spin-Off under their existing property (casualty) insurance coverage through December 31, 2016, but in no event will Cousins or New Parkway be required to extend such coverage on the Houston assets and non-Houston assets, respectively, past December 31, 2016; provided, that allocation and reimbursement of premiums will be required in connection with any such continuation. Following the Spin-Off, Cousins and New Parkway will each be solely responsible for any uninsured loss (including deductible) on property it owns after the Spin-Off. At the effective time of the Merger, Parkway’s existing property insurance coverage shall be transferred to New Parkway and shall remain in place (for such properties which continue to be owned by Cousins) through and until April 1, 2017, which is the expiration of the current term thereunder.

•	Information Sharing. Cousins and New Parkway will use commercially reasonable efforts after the Spin-Off to share with the other party all information relating to matters prior to the Spin-Off, and such other party’s assets held by the disclosing party. The parties will agree on records retention policies and will keep copies of all historic records and agreements to support future diligence and audits. The Separation and Distribution Agreement will include a customary confidentiality agreement.

•	Indemnification. Each of New Parkway and Cousins will indemnify the other for any claims relating to:

•	liabilities of New Parkway or Cousins, and the failure of New Parkway or Cousins to pay any such liability in accordance with its terms;

•	third-party claims relating to the indemnifying party’s business or assets;

•	breach of the Separation and Distribution Agreement or any other ancillary document thereto;

•	guarantees, credit support agreements or similar undertakings for the benefit of the indemnifying party by the other party; and

•	any untrue statement of material fact in the New Parkway Form 10.

•	Mutual Releases. Neither party will be liable to the other for indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages, other than with respect to a third-party claim. Each of Cousins and New Parkway will also release the other party and its directors, officers, employees, agents and equity holders from all pre-closing liabilities related to the releasing party’s business or assets owned by such party after the Spin-Off, other than liabilities for any willful or intentional misconduct, fraud, gross negligence or bad faith. Neither party will make any claim against the other or such directors, officers, employees, agents or equity holders with respect to any such liability. The foregoing in no way limits the rights of the parties under the Merger Agreement.

The Spin-Off is subject to certain conditions, including:

•	the effectiveness of the New Parkway Form 10, with no stop order in effect with respect thereto, and no proceedings for such purpose pending before or threatened by the SEC;

•	the receipt by Cousins of solvency and surplus opinions;

•	the acceptance for listing on the NYSE of shares of New Parkway common stock to be issued or reserved for issuance in connection with the Spin-Off, subject to official notice of distribution;

•	the mailing of the information statement that forms a part of the New Parkway Form 10;

•	the execution of all ancillary documents required by the Spin-Off;

•	the absence of injunction or law preventing consummation, or limiting the benefits of, the Spin-Off;

•	the consummation of the Merger, the Separation and the UPREIT Reorganization; and

•	the entering into by New Parkway LP of the New Parkway Credit Facilities, pursuant to which New Parkway LP shall cause $200 million to be distributed to its partners, which funds will then be contributed to Cousins LP.

Employee Benefits Matters

For a period of one year following the effective time of the Merger (or, if earlier, the date of the applicable employee’s termination of employment), Cousins will provide, or will cause to be provided, to each employee of Parkway and its subsidiaries who is employed by Cousins or its subsidiaries as of the effective time of the Merger (which we refer to as the “Continuing Employees”) (i) at least the base compensation provided to such Continuing Employee immediately prior to the effective time of the Merger; (ii) an annual bonus opportunity that is no less favorable than is provided to a similarly situated employee of Cousins or its subsidiaries; (iii) long-term incentive award opportunities, whether cash or equity, that are no less favorable than are provided to a similarly situated employee of Cousins or its subsidiaries; (iv) severance benefits that are no less favorable, in the aggregate, than the severance benefits that would have been provided to such Continuing Employee pursuant to the terms, as in effect on the date of the Merger Agreement, of the severance pay policies and arrangements of Parkway; and (v) other compensation and employee benefits (excluding, for this purpose, the compensation contemplated by the foregoing clauses (i)-(iv) above and defined benefit pension plans, post-retirement medical and welfare plans, and retention change in control or similar plans, policies or agreements) that are substantially comparable in the aggregate to those provided to a similarly situated employee of Cousins or its subsidiaries. For purposes of clause (v), the employee benefits generally provided to employees of Parkway and its subsidiaries as of immediately prior to the effective time of the Merger will be deemed to be substantially comparable in the aggregate to those provided to a similarly situated employee of Cousins or its subsidiaries, and the Continuing Employees may commence participation in the benefit plans maintained by Cousins and its subsidiaries at such times as are determined by Cousins.

For purposes of any benefit plans maintained by Cousins and its subsidiaries that provide benefits to any Continuing Employees after the effective time of the Merger, Cousins will, or will cause its applicable subsidiary to, (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees and their eligible dependents, except, with respect to pre-existing conditions or exclusions, to the extent such preexisting conditions or exclusions would apply under the analogous Parkway benefit plan; (ii) provide each Continuing Employee and his or her eligible dependents with credit for any co-payments and deductibles paid during the portion of the plan year of the corresponding Parkway benefit plan ending on the date such Continuing Employee’s participation in the Cousins benefit plan begins (to the same extent that such credit was given under the analogous Parkway benefit plan prior to the date that the Continuing Employee first participates in the Cousins benefit plan) in satisfying any applicable deductible or out-of-pocket requirements; and (iii) recognize all service of the Continuing Employees with Parkway and its subsidiaries (and any predecessors or affiliates thereof) for all purposes to the same extent such service was taken into account under the analogous Parkway benefit plan prior to the date that the Continuing Employee first participates in the Cousins benefit plan. The foregoing clause (iii) will not apply to the extent it would result in duplication of benefits or for any purpose with respect to any defined benefit pension plan, postretirement welfare plan or any Cousins benefit plan under which similarly situated employees of Cousins and its subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation.

Dividends

The Merger Agreement provides that between April 28, 2016 and the earlier of the effective time of the Merger and the termination of the Merger Agreement, none of Cousins, Parkway or Parkway LP may make, declare or set aside for payment of any dividend or other distribution to its respective stockholders or stockholders without the prior written consent of Cousins (in the case of distributions by Parkway or Parkway LP) or Parkway (in the case of distributions by Cousins), except that such written consent will not be required for the authorization and payment of quarterly distributions at a rate not in excess of the regular quarterly cash dividend most recently declared prior to April 28, 2016 ($0.08 per share of Cousins common stock and $0.1875 per share of Parkway common stock).

Cousins and Parkway have agreed to coordinate their regular quarterly dividends for their common stockholders so that, if one group of common stockholders receives any dividend for a calendar quarter, the other group of common stockholders will also receive a dividend for such calendar quarter with the same record and payment dates. Cousins and Parkway have also agreed that one party, with notice to the other, can declare or pay the minimum dividend that may be required in order for such party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise tax. If one party declares a REIT dividend, the other party can declare a dividend per share in the same amount, as adjusted by the exchange ratio.

Conditions to Completion of the Merger

The obligations of Cousins and Parkway to complete the Merger are subject to certain conditions being satisfied or, where legally permissible, waived. These conditions include, among others:

•	the affirmative vote of the majority of the votes cast by Cousins common stockholders to approve the Cousins Issuance Proposal;

•	the affirmative vote of the holders of a majority of the outstanding shares of Cousins common stock to approve the Cousins Articles Amendment Proposal;

•	the affirmative vote of the holders of a majority of the outstanding Parkway common and limited voting stock, voting together as a single class, to approve the Merger;

•	the approval of listing on the NYSE of shares of Cousins common stock to be issued or reserved for issuance in connection with the Merger;

•	the SEC having declared effective the registration statement of which this joint proxy statement/prospectus forms a part;

•	the absence of any temporary restraining order, preliminary or permanent injunction or other legal restraint, prohibition or binding order of any court or other governmental entity that prohibits the Merger;

•	the absence of any action taken or statute, rule, regulation or order enacted by any governmental entity which makes the consummation of the Merger illegal; and

•	the Spin-Off being fully ready to be consummated contemporaneously with the closing of the Merger, including that the SEC shall have declared the New Parkway Form 10 effective and the Spin-Off will close on the business day following the closing of the Merger.

In addition, the obligation of Parkway to effect the Merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Cousins set forth in the Merger Agreement with respect to its organization, standing and power, capital structure (other than representations with respect to share count), authority, required vote, status as an investment company, brokers and finders and opinion of Cousins’ financial advisor being true and correct in all material respects as of April 28, 2016 and the closing date (except to the extent made as of an earlier date, in which case as of such earlier date);

•	the representations and warranties of Cousins set forth in the Merger Agreement with respect to its share count shall be true and correct in all but de minimis respects as of April 28, 2016 and the closing date;

•	the representations and warranties of Cousins set forth in the Merger Agreement with respect to all other matters being true and correct as of April 28, 2016 and the closing date (except to the extent made as of an earlier date, in which case as of such earlier date), except for the failure to be true and correct (without giving effect to any limitations as to materiality or a material adverse effect) as would not have or reasonably be expected to have a material adverse effect;

•	each of Cousins and Merger Sub having performed, in all material respects, all obligations required to be performed under the Merger Agreement at or prior to the closing date, other than with respect to the Spin-Off;

•	the receipt of an officers’ certificate signed by the chief executive officer and chief financial officer of Cousins, certifying that the four immediately preceding conditions have been satisfied;

•	the receipt of an opinion of Hogan Lovells to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the receipt of an opinion from Cousins’ tax advisor that, commencing with Cousins’ taxable year ended December 31, 2010, Cousins has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code.

The obligation of Cousins to effect the Merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Parkway set forth in the Merger Agreement with respect to its organization, standing and power, capital structure (other than representations with respect to share count), authority, required vote, status as an investment company, brokers and finders and opinions of Parkway’s financial advisors being true and correct in all material respects as of April 28, 2016 and the closing date (except to the extent made as of an earlier date, in which case as of such earlier date);

•	the representations and warranties of Parkway set forth in the Merger Agreement with respect to its share count being true and correct in all but de minimis respects as of April 28, 2016 and the closing date;

•	the representations and warranties of Parkway set forth in the Merger Agreement with respect to all other matters being true and correct as of April 28, 2016 and the closing date (except to the extent made as of an earlier date, in which case as of such earlier date), except for the failure to be true and correct (without giving effect to any limitations as to materiality or a material adverse effect) as would not have or reasonably be expected to have a material adverse effect;

•	each of Parkway and Parkway LP having performed, in all material respects, all obligations required to be performed under the Merger Agreement at or prior to the closing date, other than with respect to the Spin-Off;

•	the receipt of an officers’ certificate signed by the chief executive officer and chief financial officer of Parkway, certifying that the four immediately preceding conditions have been satisfied;

•	the receipt of an opinion of Wachtell Lipton to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the receipt of an opinion from Hogan Lovells that, commencing with Parkway’s taxable year ended December 31, 2010 and through the effective time of the Merger, Parkway has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code.

No Solicitation

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, each of Cousins and Parkway has agreed that none of Cousins or Parkway, or their respective subsidiaries, officers or directors, will, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any acquisition proposal, (ii) participate in any discussions or negotiations with or provide any confidential information to any person concerning an acquisition proposal, or knowingly facilitate any effort attempt to make or implement an acquisition proposal, (iii) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any acquisition proposal or (iv) propose or agree to any of the foregoing.

For purposes of the Merger Agreement, an “acquisition proposal” means any proposal or offer with respect to, or a transaction to effect, (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Cousins, Parkway or any of their significant subsidiaries, (ii) any purchase or sale of 20% or more of the consolidated assets (including stock or other ownership interests of its subsidiaries) of Cousins or Parkway, in each case taken as a whole with each of its subsidiaries or (iii) any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders or other equity interest holders of such person) beneficially owning securities representing 20% or more of the total voting power of either Cousins or Parkway (or of the surviving parent entity in such transaction) or the voting power of any significant subsidiary of either Cousins or Parkway (in each case other than any proposal or offer made by one party to the Merger Agreement to another such party). A “significant subsidiary” is any subsidiary of Cousins or Parkway that would constitute a significant subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X promulgated by the SEC.

Notwithstanding the foregoing, upon the terms and subject to the conditions of the Merger Agreement, each of the Cousins board of directors and the Parkway board of directors will be permitted, prior to its respective special meeting of stockholders and subject to first entering into a confidentiality agreement and subject to its compliance with the other provisions of this covenant, to engage in discussion and negotiations with, or provide nonpublic information to, any person making an unsolicited bona fide written acquisition proposal with respect to Cousins or Parkway which did not result from a breach of the terms of this covenant and which the Cousins board of directors or the Parkway board of directors concludes in good faith (after consultation with outside legal counsel and financial advisors) constitutes, or is reasonably likely to result in, an acquisition proposal that is both (i) more favorable to its stockholders, as the case may be, than the transactions contemplated by the Merger Agreement, and (ii) is reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of such proposal and the person making the proposal, including any break-up fees or expense reimbursement provisions and conditions to consummation and provided that the references to “20% or more” in the definition of acquisition proposal are replaced with a reference to “75% or more” (we refer to any proposal meeting such criteria as a “superior proposal”). The foregoing actions may be undertaken only if the directors conclude in good faith (after consultation with outside legal counsel) that failure to do so would reasonably be expected to result in a breach of their duties to stockholders.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, each party has agreed to notify the other party within 24 hours after receipt of an acquisition proposal or receipt of any request for nonpublic information relating to a party or its subsidiaries, or if either party enters into discussions or negotiations concerning any acquisition proposal or provides nonpublic information to any person in connection with an acquisition proposal. Each party has agreed to keep the other party informed of the status and terms of any such proposals. Each party may contact a person submitting an acquisition proposal to clarify and understand the terms of the acquisition proposal, so as to determine whether such acquisition proposal constitutes or is reasonably likely to result in a superior proposal.

Stockholder Vote

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, Cousins has agreed to take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the effective date of the registration statement of which this joint proxy statement/prospectus forms a part for the purpose of obtaining Cousins stockholder approval of the Cousins

Issuance Proposal and the Cousins Articles Amendment Proposal. Unless a permitted change in recommendation has occurred as described below, the Cousins board of directors has agreed to use its reasonable best efforts to obtain such stockholder approval, which includes issuing a recommendation to its stockholders to approve the Merger.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, Parkway has agreed to take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the effective date of the registration statement of which this joint proxy statement/prospectus forms a part for the purpose of obtaining Parkway stockholder approval of the Parkway Merger Proposal. Unless a permitted change in recommendation has occurred as described below, the Parkway board of directors has agreed to use its reasonable best efforts to obtain such stockholder approval, which includes issuing a recommendation to its stockholders to approve the Merger.

Each party has agreed to use its reasonable best efforts to cause the Cousins special meeting and the Parkway special meeting to be held on the same date.

Permitted Change in Recommendation

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, each of the Cousins board of directors and the Parkway board of directors have agreed they will not, and will not publicly propose to, withhold, withdraw or modify in any manner adverse to the other party its approval, recommendation or declaration of advisability with respect to the Merger Agreement or the transactions contemplated thereby (which we refer to as a “change in recommendation”). Nevertheless, the Cousins board of directors or the Parkway board of directors may make a change in recommendation in the following circumstances:

•	if the board of directors has concluded in good faith that an unsolicited bona fide written acquisition proposal that it has received from a third party and has not been withdrawn and which did not result from any violation of the nonsolicitation covenant constitutes a superior proposal, and that the failure to make such change in recommendation would reasonably be expected to result in a breach of its duties to the stockholders of Cousins or Parkway, as applicable; or

•	if a material development or change in circumstances, which does not relate to an acquisition proposal and was neither known to nor reasonably foreseeable by the directors as of April 28, 2016, has occurred on or after such date, and the directors have reasonably determined that the failure to make such a change in recommendation would reasonably be expected to result in a breach of their duties to the stockholders of Cousins or Parkway, as applicable.

Prior to making any change in recommendation, upon the terms and subject to the conditions of the Merger Agreement, the Cousins board of directors or the Parkway board of directors, as applicable, must give five business days’ notice of its intention to do so to the other party, which notice must contain certain information relating to the acquisition proposal, development or change in circumstances leading to the proposed change in recommendation, and must engage in good faith discussions with the other party regarding any adjustments or modifications to the terms of the Merger Agreement proposed by such party. Following such five business day period and prior to making any change in recommendation, the party proposing to make a change in recommendation must again reasonably determine in good faith (after consultation with outside legal counsel, and taking into account any adjustment or modification of the terms of the Merger Agreement proposed by the other party) that failure to do so would reasonably be expected to result in a breach of its duties to Cousins or Parkway stockholders.

In addition, subject to compliance with the foregoing terms, either of Cousins or Parkway may terminate the Merger Agreement to enter into a superior proposal.

Fees and Expenses

Other than as provided below, all fees and expenses incurred in connection with the Merger and the transactions contemplated by the Merger Agreement will be paid by the party incurring those expenses, whether or not the Merger is completed; provided that (i) if the Merger is completed, Cousins will pay all property or transfer taxes imposed on either party in connection with the Merger and (ii) each party will share equally the expenses incurred in connection with this joint proxy statement/prospectus and all filings in connection with the Spin-Off, including the filing of the New Parkway Form 10.

Termination of the Merger Agreement

Termination. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after the receipt of the requisite stockholder approvals, under the following circumstances:

•	by mutual written consent of Cousins and Parkway;

•	by either Cousins or Parkway:

•	if any governmental entity of competent jurisdiction issues a final and nonappealable order, decree or ruling or takes any other action that permanently enjoins or otherwise prohibits the Merger, provided that such right to terminate will not be available to any party whose failure to comply with any provision of the Merger Agreement has been the cause of such action;

•	if the Merger is not consummated on or before December 31, 2016 (which either party may extend to March 31, 2017 if the only closing condition that has not been met is that related to the readiness of the Spin-Off); provided that such right to terminate will not be available to any party whose failure to comply with any provision of the Merger Agreement has been the cause of such delay;

•	if there has been a breach by the other party of any covenants or agreements or any of the representations and warranties set forth in the Merger Agreement, which breach would result in the related closing conditions set forth in the Merger Agreement not being satisfied on the closing date, and such breach is not cured or is not curable by the earlier of December 31, 2016 (subject to extension to March 31, 2017, if the sole condition that has not been satisfied is the full readiness for consummation of the Spin-Off) or 60 days after receiving notice of such breach;

•	if the required approvals of either Cousins stockholders or Parkway stockholders have not been obtained upon a vote thereon at the duly convened Cousins special meeting or Parkway special meeting; or

•	to enter into a superior proposal (subject to compliance with the provisions of the Merger Agreement regarding nonsolicitation of acquisition proposals), provided that the Merger Agreement may not be so terminated unless the termination fees discussed below have been paid in full substantially concurrently with such termination;

•	by Parkway:

•	upon a change in recommendation of the Cousins board of directors regarding the approval of Cousins Issuance Proposal and the Cousins Articles Amendment Proposal; or

•	upon a material breach by Cousins of its obligations under the Merger Agreement regarding nonsolicitation of acquisition proposals, subject to a five-day cure period;

•	by Cousins:

•	upon a change in recommendation of the Parkway board of directors regarding the approval of the Parkway Merger Proposal; or

•	upon a material breach by Parkway of its obligations under the Merger Agreement regarding nonsolicitation of acquisition proposals, subject to a five-day cure period.

Effect of Termination. If the Merger Agreement is validly terminated, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of any party, except that no party will be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of the Merger Agreement, and except that the provisions of the Merger Agreement relating to confidentiality, fees and expenses, effects of termination, termination fees, expense reimbursement, governing law, jurisdiction, waiver of jury trial and specific performance will continue in effect notwithstanding termination of the Merger Agreement.

Termination Fees and Expense Reimbursement.

Cousins. Cousins has agreed to pay a termination fee of $65 million, less any previously paid expense reimbursement, to Parkway in the following circumstances:

•	if Cousins terminates the Merger Agreement to enter into a superior proposal;

•	if Parkway terminates the Merger Agreement because of a change of recommendation by the Cousins board of directors;

•	if Parkway terminates the Merger Agreement due to a material breach by Cousins of its obligations regarding nonsolicitation of alternative proposals; or

•	(1) an acquisition proposal is made to Cousins, (2) thereafter the Merger Agreement is terminated (i) because Cousins stockholders have not approved the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal, (ii) because December 31, 2016 is reached and Cousins’ stockholders shall not have approved the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal or (iii) due to Cousins’ breach of its representations or covenants and (3) within 12 months of such termination, Cousins enters into or consummates a transaction in which a third party generally acquires at least 65% of Cousins common stock or assets. This fourth bullet exclusively shall be paid only upon the date of consummation of such transaction.

Such termination fee will be the maximum amount owed by Cousins in connection with any termination of the Merger Agreement, except in the case of any fraud or willful and material breach of the Merger Agreement by Cousins. The amount payable by Cousins may also be reduced to the extent necessary to maintain Parkway’s qualification as a REIT under the Code. Should any amount of the fee be unpaid because of REIT requirements, the unpaid amount of the fee will be escrowed and paid out over a five-year period.

Parkway. Parkway has agreed to pay a termination fee of $65 million, less any previously paid expense reimbursement, to Cousins in the following circumstances:

•	if Parkway terminates the Merger Agreement to enter into a superior proposal;

•	if Cousins terminates the Merger Agreement because of a change of recommendation by the Parkway board of directors;

•	if Cousins terminates the Merger Agreement due to a material breach by Parkway of its obligations regarding nonsolicitation of alternative proposals; or

•	(1) an acquisition proposal is made to Parkway, (2) thereafter the Merger Agreement is terminated (i) because Parkway stockholders have not approved the Parkway Merger Proposal, (ii) because December 31, 2016 is reached and Parkway’s stockholders shall not have approved the Parkway Merger Proposal or (iii) due to Parkway’s breach of its representations or covenants and (3) within 12 months of such termination, Parkway enters into or consummates a transaction in which a third party generally acquires at least 65% of Parkway common stock or assets. This fourth bullet exclusively shall be paid only upon the date of consummation of such transaction.

Such termination fee will be the maximum amount owed by Parkway in connection with any termination of the Merger Agreement, except in the case of any fraud or willful and material breach of the Merger Agreement by Parkway. The amount payable by Parkway may also be reduced to the extent necessary to maintain Cousins’ qualification as a REIT under the Code. Should any amount of the fee be unpaid because of REIT requirements, the unpaid amount of the fee will be escrowed and paid out over a five-year period.

If either party terminates the Merger Agreement due solely to a failure to receive the required votes at either Cousins’ or Parkway’s special meeting, the non-terminating party will pay an expense reimbursement amount of $20 million, which may be later set-off against the termination fee discussed above. The amount payable may also be reduced to the extent necessary to maintain the other party’s qualification as a REIT under the Code. The amount payable by Parkway may also be reduced to the extent necessary to maintain Cousins’ qualification as a REIT under the Code. Should any amount of the fee be unpaid because of REIT requirements, the unpaid amount of the fee will be escrowed and paid out over a five-year period.

Indemnification and Insurance

The Merger Agreement provides that Cousins will indemnify present and former directors and officers of Parkway, Cousins and their respective subsidiaries to the fullest extent permitted by law against all costs or expenses (including advancement of expenses), for pre-closing acts or omissions (whether asserted or claimed prior to, at or after closing of the Merger) to the same extent as they are exculpated or indemnified pursuant to the organizational documents of Parkway, Cousins or their respective subsidiaries.

Prior to the effective time of the Merger, pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, each of Parkway and Cousins may obtain and fully pay for “tail” prepaid insurance policies with respect to directors’ and officers’ liability insurance and fiduciary insurance, for the current and former directors and officers of Parkway, Cousins and each of their subsidiaries, as applicable, as to such persons’ status as a director or officer of Parkway, Cousins or their respective subsidiaries and for facts and events that occurred at or prior to the effective time of the Merger, with a claim period of six years from the effective time of the Merger, subject to an annual premium cap of 300% of the last annual premium paid by Parkway or Cousins respectively, so long as each such policy has terms, conditions, retentions, and limits of coverage at least as favorable as existing policies. If a policy meeting these requirements is not available at this price, Parkway and Cousins may each buy a policy that offers the maximum coverage available subject to the 300% cap.

Prior to the effective time of the Merger, pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, each of Parkway and Cousins may obtain and fully pay for “tail” prepaid insurance policies with respect to employment practices liability insurance, covering respectively, Parkway and Cousins and each of their subsidiaries, directors, officers, managers, general partners and employees, as applicable, and for wrongful acts that occurred at or prior to the effective time of the Merger, with a claim period of six years from the effective time of the Merger, subject to an annual premium cap of 300% of the last annual premium paid by Parkway or Cousins respectively, so long as each such policy has terms, conditions, retentions, and limits of coverage at least as favorable as existing policies. If a policy meeting these requirements is not available at this price, Parkway and Cousins may each buy a policy that offers the maximum coverage available subject to the 300% cap.

Additionally, pursuant to the Separation and Distribution Agreement, upon the terms and subject to the conditions of the Separation and Distribution Agreement, neither Cousins nor Parkway will be liable to the other party for indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages, other than with respect to a third-party claim. Each of Cousins and New Parkway will also release the other party and its directors, officers, employees, agents and equity holders from all pre-closing liabilities related to the releasing party’s business or assets owned by such party after the Spin-Off, other than liabilities for any willful or intentional misconduct, fraud, gross negligence or bad faith. Neither party will make any claim against the other or such directors, officers, employees, agents or equity holders with respect to any such liability. The foregoing in no way limits the rights of the parties under the Merger Agreement.

Amendment, Extension and Waiver of the Merger Agreement

Amendment. At any time prior to the receipt of stockholder approval, the Merger Agreement may be amended by authorization of the boards of directors of Cousins and Parkway. After any such stockholder approval, no amendment which requires further approval by stockholders of Cousins or Parkway may be made without such further approval by such stockholders. In addition, certain financing provisions may not be amended in a way that is materially adverse to financing sources.

Extension; Waiver. At any time prior to the effective time of the Merger, any party may (i) extend the time for the performance of any of the obligations or other acts of the other party; (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or other related documents; and (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement.

Governing Law

The Merger Agreement is governed by the laws of the State of Maryland (without giving effect to choice of law principles thereof).

Agreements with the TPG Parties

Voting Agreement

The following section summarizes material provisions of the voting agreement between Cousins and the TPG Parties. This summary does not purport to be complete and may not contain all of the information about the voting agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the voting agreement, which is attached as Annex E to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the voting agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. You are urged to read the voting agreement carefully and in its entirety before making any decisions regarding the Merger Agreement and the Merger contemplated thereby.

Concurrently with the execution of the Merger Agreement, Cousins entered into a voting agreement with the TPG Parties, which as of April 28, 2016 collectively beneficially owned 23,663,397 shares of Parkway common stock, or approximately 21.2% of the outstanding shares of Parkway common stock. The voting agreement generally requires, subject to certain exceptions, the TPG Parties (i) to retain ownership of all of the shares of Parkway common stock beneficially owned by them or otherwise purchased by them prior to the earlier of adoption of the Merger Agreement, termination or material amendment of the Merger Agreement or termination of the voting agreement and (ii) to vote all such shares in favor of adoption and approval of the Merger Agreement, the Merger and any other proposals in connection with the transactions contemplated thereby and against actions or agreements that would reasonably be expected to result in the failure of a closing condition set forth in the Merger Agreement, alternative acquisitions, any action that would reasonably be expected to materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Merger or would dilute in any material respect the benefit of such transactions to Cousins or its stockholders.

Cousins Stockholders Agreement

The following section summarizes material provisions of the Cousins stockholders agreement. This summary does not purport to be complete and may not contain all of the information about the Cousins stockholders agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Cousins stockholders agreement, which is attached as Annex F to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The rights and obligations of the parties thereto are governed by the express terms and conditions of the Cousins stockholders agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. You are urged to read the Cousins stockholders agreement carefully and in its entirety before making any decisions regarding the Merger Agreement and the Merger contemplated thereby.

Concurrently with the execution of the Merger Agreement, Cousins entered into the Cousins stockholders agreement with the TPG Parties, in order to establish various arrangements and restrictions with respect to governance of Cousins, and certain rights with respect to shares of Cousins common stock owned by the TPG Parties after the effective time of the Merger. Effectiveness of the Cousins stockholders agreement is conditioned on the closing of the Merger.

Pursuant to the terms of the Cousins stockholders agreement, for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of Cousins common stock on an as-converted basis, TPG Pantera will have the right to nominate one director to the Cousins board of directors, subject to the qualifications, independence standards, and other criteria set forth in the Cousins stockholders agreement. In addition, for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of Cousins common stock on an as-converted basis, TPG Pantera will have the right to have its designee to the Cousins board of directors appointed to the Investment Committee and the Compensation, Succession, Nominating, and Governance Committee of the Cousins board of directors.

The Cousins stockholders agreement provides that Cousins shall file or have filed, within 30 days of the closing of the Merger, a registration statement registering for sale all of the registrable securities held by the TPG Parties. The Cousins stockholders agreement also provides the TPG Parties with customary registration rights following the closing of the Merger, subject to the terms and conditions of the Cousins stockholders agreement.

In addition, pursuant to the Cousins stockholders agreement, TPG Pantera and its affiliates (other than portfolio companies of TPG Pantera or its affiliates and any non-private equity business of any of TPG Pantera’s affiliates) will be subject to certain standstill obligations through the earliest of (i) the time that TPG Pantera (together with its affiliates, other than non-private equity portfolio companies of TPG Pantera or its affiliates and any non-private equity business of any of TPG Pantera’s affiliates) no longer collectively owns at least 5% of the outstanding shares of Cousins common stock, (ii) the third anniversary of the effective time of the Merger or (iii) the occurrence of a change of control transaction. The standstill allows TPG Pantera and/or such affiliates to acquire up to 15% of the outstanding voting securities of Cousins, but restricts their ability to, among other things, propose a merger or other acquisition transaction relating to all or part of Cousins, call a meeting of the stockholders, initiate any stockholder proposal, participate in a group for such actions, enter into any voting trust or other agreement with respect to the voting of Cousins common stock, or seek a change in the composition of the Cousins board of directors.

In addition, in connection with the Merger Agreement, the Cousins board of directors granted to the TPG Parties an exemption from the ownership limit set forth in the Cousins’ Articles, establishing for the TPG Parties an aggregate substitute in lieu of the ownership limit to permit them to constructively and beneficially own (without duplication) (i) during the term of the standstill provided by the Cousins stockholders agreement, up to 15% of Cousins’ outstanding voting securities, subject to the terms and conditions of the Cousins stockholders agreement, and (ii) following the term of the standstill provided by the Cousins stockholders agreement, shares of Cousins common stock held by the TPG Parties at the expiration of the standstill, subject to the terms, conditions, limitations, reductions and terminations set forth in an executed investor representation letter to be entered into prior to the effective time of the Merger.

New Parkway Stockholders Agreement

The following section summarizes material provisions of the New Parkway stockholders agreement. This summary does not purport to be complete and may not contain all of the information about the New Parkway stockholders agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the New Parkway stockholders agreement, which is attached as Annex G to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The rights and obligations of the parties thereto are governed by the express terms and conditions of the New Parkway stockholders agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. You are urged to read the New Parkway stockholders agreement carefully and in its entirety before making any decisions regarding the Merger Agreement and the Merger.

In addition, pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, concurrently with the closing of the Merger, New Parkway and the TPG Parties will enter into the New Parkway stockholders agreement in order to establish various arrangements and restrictions with respect to governance of New Parkway and certain rights with respect to common stock of New Parkway owned by the TPG Parties.

Pursuant to the terms of the New Parkway stockholders agreement, on the closing date of the Merger, New Parkway will have a seven-member board of directors, including two directors designated by TPG Pantera. Following closing of the Merger, TPG Pantera will have the right to nominate a specified number of directors to the New Parkway board of directors, subject to the qualifications, independence standards, and other criteria set forth in the New Parkway stockholders agreement, for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 2.5% of the outstanding shares of New Parkway common stock. TPG Pantera will be entitled to nominate to the New Parkway board of directors (i) three directors if TPG Pantera’s beneficial ownership is at least 30% of the outstanding shares of New Parkway common stock, (ii) two directors if TPG Pantera’s beneficial ownership is at least 5%, but less than 30% of the outstanding shares of New Parkway common stock, and (iii) one director if TPG Pantera’s beneficial ownership is at least 2.5% but less than 5% of the outstanding shares of New Parkway common stock. In addition, New Parkway has agreed to constitute each of its committees as a committee of not more than four members and (i) for so long as TPG Pantera beneficially owns at least 5% of the outstanding shares of New Parkway common stock, TPG Pantera will have the right to have two of its designees to the New Parkway board of directors appointed to the Investment Committee of New Parkway and one of its designees to the New Parkway board of directors appointed to the Compensation Committee of New Parkway; and (ii) for so long as TPG Pantera beneficially owns at least 2.5% but less than 5% of outstanding shares of New Parkway common stock, TPG Pantera will have the right to have one of its designees to the New Parkway board of directors appointed each of the Investment Committee and the Compensation Committee of New Parkway. Pursuant to the terms of the New Parkway stockholders agreement, TPG Pantera also will have the right to consent to the following actions for so long as TPG Pantera beneficially owns at least 5% of the outstanding shares of New Parkway common stock, other than in connection with any change in control of New Parkway: (i) any increase or decrease in the size of either the Investment Committee or the Compensation Committee of New Parkway; and (ii) any change in the rights and responsibilities of either the Investment Committee or the Compensation Committee of New Parkway.

Pursuant to the terms of the New Parkway stockholders agreement, for so long as TPG Pantera designees are appointed to the Investment Committee or the Compensation Committee pursuant to the paragraph above, the Investment and Compensation Committees of the New Parkway board of directors may only act by majority approval, and the rights and responsibilities of the Investment Committee of the New Parkway board of directors will include, other than in connection with a change of control of New Parkway, approval of: (i) any incurrence of indebtedness with a principal amount greater than $20 million; and (ii) certain other operational and investment related matters (which include property acquisitions and dispositions, material leases, certain mortgage financing and material service contracts, but which exclude any and all activities related to the issuance, redemption or buy-back of equity securities or equity-linked securities). All decisions and approvals regarding such equity-related matters of New Parkway shall be made by the New Parkway board of directors in its sole discretion. In addition, during such period, the rights and responsibilities of the Compensation Committee of the New Parkway board of directors will include, other than in connection with a change of control of New Parkway, approval of: (i) subject to the receipt of the approval of New Parkway stockholders with respect to such responsibility, the hiring or termination of any of New Parkway’s chief executive officer, chief financial officer, chief operating officer and chief investment officer, or any material change in any of the duties of any such executive officers; and (ii) any future compensation arrangements for such officers. During such period, the New Parkway board of directors may not approve such matters without the affirmative approval of the Investment Committee or the Compensation Committee, as applicable.

Pursuant to the terms of the New Parkway stockholders agreement, except for certain permitted issuances, TPG Pantera will have a preemptive right to participate in future New Parkway equity issuances for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of the outstanding shares of New Parkway common stock. TPG Pantera’s preemptive rights with respect to any equity issuances of New Parkway common stock or securities convertible into or exercisable for New Parkway common stock will be subject to NYSE rules that may limit or restrict such rights.

The New Parkway stockholders agreement also provides the TPG Parties with customary registration rights following the closing of the Merger, subject to the terms and conditions of the New Parkway stockholders agreement. Pursuant to such registration rights, New Parkway will be obligated to use commercially reasonable efforts to file a registration statement with the SEC within 30 days following the closing of the Merger to register for resale the shares held by TPG Pantera. In addition, beginning 180 days after the closing of the Merger, TPG Pantera will have, subject to certain limitations, the right to require New Parkway to register TPG Pantera’s securities on three separate occasions and, beginning one year after the closing of the Merger, will have limited piggyback registration rights in connection with offerings by other stockholders.

Thomas Letter Agreement

Concurrently with the execution of the Merger Agreement, Parkway and Parkway LP entered into the Thomas Letter Agreement with the chairman of the Parkway board of directors, Mr. James A. Thomas, and the Thomas Parties. The Thomas Letter Agreement supplements an existing letter agreement among the parties with respect to the same matters. Pursuant to the Thomas Letter Agreement, among other things:

•	Parkway and Parkway LP have agreed to cause Mr. Thomas to be appointed chairman of the New Parkway board of directors following consummation of the Merger and, subject to certain continuing equity ownership requirements, to nominate Mr. Thomas for election to the board at the 2017 annual meeting of New Parkway stockholders (and, if elected, to cause him to be re-appointed as chairman for three one-year terms, expiring at the 2020 annual meeting of stockholders);

•	the parties agreed that the Registration Rights Agreement dated as of October 13, 2004 among certain of the Thomas Parties and the Thomas Investors will survive the consummation of the Merger and be binding on New Parkway with respect to the common stock of New Parkway that the Thomas Investors will receive; and

•

prior to the Merger, Parkway LP will modify existing tax protection agreements (which currently provide Mr. Thomas and the Thomas Investors with an opportunity to contribute up to $39 million of capital in connection with a mortgage loan) in favor of Mr. Thomas and the Thomas Investors pursuant to which their respective guarantee or contribution opportunities will be increased up to $129 million, and Mr. Thomas and the Thomas Investors will be given the opportunity to make a capital contribution of up to $90 million in connection with certain existing mortgage loans (and if those loans are no longer available, Parkway use commercially reasonable efforts to provide a replacement guarantee or contribution opportunity of up to an aggregate of $129 million), with this obligation being extended for five years after the current tax protection period expires in October 2016, subject to earlier termination in the event of a going private transaction, sale of all or substantially all of Parkway’s assets, or certain similar transactions.

In the event of a going private transaction at any time when the Thomas Investors continue to own collectively at least 50% of the limited partnership units in the successor to Parkway LP that they owned immediately following consummation of the Merger, New Parkway will use commercially reasonable efforts to cause the acquiring entity to offer to the Thomas Investors the opportunity (x) to receive a preferred equity interest in the successor to Parkway LP or the surviving entity (i) with a liquidation preference equal to the cash the Thomas Investors otherwise would have received had Mr. Thomas and the Thomas Investors exchanged their units in Parkway LP for shares of New Parkway common stock immediately prior to such transaction, and (ii) a market-rate dividend (provided that in any event, a dividend rate of at least 5% shall be deemed satisfactory regardless of market conditions) and (y) the opportunity to provide debt guarantees for the remainder of the five-year period described above. New Parkway will agree to issue REIT shares to the Thomas Investors if they exercise their redemption rights under the limited partnership agreement of the successor to Parkway LP.

The foregoing provisions of the Thomas Letter Agreement will be binding on New Parkway and the successor to Parkway LP following the Merger and the Spin-Off, and, in general, will not be binding upon Cousins, Cousins LP or any of their subsidiaries. The Thomas Letter Agreement will become effective upon the consummation of the Merger and the Spin-Off and, at that time, the existing letter agreement will terminate. The Thomas Letter Agreement will terminate upon the occurrence of a going private transaction, sale of all or substantially all of Parkway’s assets, or certain similar transactions.

The foregoing summary of the Thomas Letter Agreement does not purport to be complete and may not contain all of the information about the Thomas Letter Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to the Thomas Letter Agreement, which Parkway has filed with the SEC and which is incorporated by reference into this joint proxy statement/prospectus.

Agreements to be Entered into in Connection with the Merger, the Separation and the UPREIT Reorganization

Amended and Restated Agreement of Limited Partnership of Cousins LP

Prior to the effective time of the Merger, upon the terms and subject to the conditions of the Merger Agreement, Parkway will cause Cousins LP to be formed as a Delaware limited partnership, and Parkway as the initial general partner and Parkway LP as the initial limited partner will enter into an agreement of limited partnership of Cousins LP (which we refer to as the “Original Partnership Agreement”).

Immediately following the effective time of the Merger, as part of the Separation and the UPREIT Reorganization, Merger Sub, as successor in interest to Parkway, will transfer its general partner interest in Cousins LP to Cousins. Additionally, immediately following the effective time of the Merger, as part of the Separation and the UPREIT Reorganization, (i) Parkway LP will contribute direct or indirect ownership interests in its non-Houston properties (other than 2121 Market Street Associates, L.P.) to Cousins LP in exchange for Class A units of limited partnership interest (which we refer to as “Class A Units”) in Cousins LP, (ii) Parkway LP will distribute the Class A Units to its partners, (iii) Cousins will contribute direct or indirect ownership interests in its non-Houston properties to Cousins LP in exchange for Class A Units, and (iv) Merger Sub, as the successor to Parkway as general partner of Cousins LP at the effective time of the Merger, will transfer to Cousins the general partner interests in Cousins LP and all Class A Units that Merger Sub will receive in the Separation and the UPREIT Reorganization.

Thereafter, the Original Partnership Agreement will be amended and restated, by Cousins as general partner and a limited partner and by certain other persons who become limited partners in Cousins LP as a result of the distribution of Class A Units by Parkway LP to its partners, in substantially the form set forth as Exhibit F to the Merger Agreement (which we refer to as the “Cousins Partnership Agreement”). Cousins LP will function as the operating partnership of Cousins in the UPREIT structure following the effective time of the Merger and the UPREIT Reorganization.

This section summarizes material provisions of the Cousins Partnership Agreement. This summary does not purport to be complete and may not contain all of the information about the Cousins Partnership Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to the Cousins Partnership Agreement, which is included as Exhibit F to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The terms of the Cousins Partnership Agreement may change prior to closing of the Merger or thereafter.

General

Upon completion of the Merger, the Separation and the UPREIT Reorganization, substantially all of Cousins’ operations will be conducted through Cousins LP, either directly or through its subsidiaries, including subsidiary REITs. Ownership of partnership units in Cousins LP will generally entitle the holder to share in cash distributions from, and in the profits and losses of, Cousins LP in proportion to such holder’s percentage ownership. Cousins does not intend to list the partnership units on any exchange or any national market system.

Management

Except as otherwise expressly provided in the Cousins Partnership Agreement, Cousins, as general partner, will have the exclusive right and full authority and responsibility to manage and operate Cousins LP’s business. Limited partners generally will not have any right to participate in or exercise control or management power over the business and affairs of Cousins LP or the power to sign documents for or otherwise bind Cousins LP. The limited partners will have no power to remove Cousins as general partner.

Outside Activities of Cousins

Immediately following the consummation of the UPREIT Reorganization, substantially all of the assets of Cousins will consist of its partnership units in Cousins LP. The Cousins Partnership Agreement authorizes Cousins, in its sole and absolute discretion, from time to time to hold or acquire assets in its own name or otherwise other than through Cousins LP so long as Cousins, as general partner, takes commercially reasonable measures to ensure that the economic benefits and burdens of such assets are otherwise vested in Cousins LP, through assignment, mortgage loan or otherwise or, if it is not commercially reasonable to vest such economic interests in Cousins LP, Cousins will make such amendments to the Cousins Partnership Agreement as Cousins determines are necessary or desirable, including, without limitation, adjusting the one-for-one conversion factor, to reflect such activities and the direct ownership of assets by Cousins.

Fiduciary Responsibilities

The Cousins Partnership Agreement contains provisions that expressly limit the duties, fiduciary or otherwise, that Cousins, as general partner, owes to the limited partners of Cousins LP. Provided that Cousins acts in good faith and pursuant to Cousins’ authority under the Cousins Partnership Agreement, any decisions or actions taken or not taken in accordance with the terms of the Cousins Partnership Agreement will not constitute a breach of any duty owed to Cousins LP or its limited partners by law or equity, fiduciary or otherwise. Pursuant to the Cousins Partnership Agreement, Cousins will act on behalf of Cousins LP and its equityholders, and on behalf of Cousins’ stockholders, and generally will be under no obligation to consider or give priority to the separate interests of the limited partners in Cousins LP (including, without limitation, the tax consequences to such limited partners) in deciding whether to cause Cousins LP to take (or decline to take) any actions.

Management Liability and Indemnification

Cousins, as general partner of Cousins LP, and Cousins’ directors and officers will not be liable or accountable for monetary or other damages to Cousins LP or any partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, unless Cousins acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived. To the fullest extent permitted by law, the Cousins Partnership Agreement will provide that Cousins LP will indemnify Cousins, as general partner, any limited partners, any of Cousins’ officers, directors, managers, members, shareholders or partners and other persons as Cousins may designate from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts, arising from or in connection with any and all claims, demands, subpoenas, requests for information, formal or informal investigations, actions, suits or proceedings, whether civil, criminal, administrative or investigative, relating to Cousins, Cousins LP or the operations of or ownership of property by Cousins LP, unless it is established by a final determination of a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Capital Contributions

In connection with the Separation and the UPREIT Reorganization, Cousins LP will issue Class A Units in exchange for the capital contributions, as described in Exhibit B to the Merger Agreement. If Cousins LP requires additional funds at any time in excess of capital contributions made by Cousins or from borrowings, Cousins may borrow funds from a financial institution or other lender and lend such funds to Cousins LP on the same terms and conditions as are applicable to Cousins’ borrowing of such funds. In addition, Cousins is authorized to cause Cousins LP to issue partnership units for less than fair market value if Cousins concludes in good faith that such issuance is in the best interest of Cousins LP and Cousins’ stockholders.

Issuance of Additional Partnership Interests

Initially, the Cousins Partnership Agreement will provide for three classes of partnership units: Class A Units, Class B Units, and LTIP Units. The terms and rights of these classes are described below. Cousins, as general partner, will be authorized to cause Cousins LP to issue additional partnership units or other partnership interests to its partners, including Cousins and its affiliates, or other persons without the approval of any limited partners. Partnership units may be issued in one or more classes or in one or more series of any class, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of partnership interests (including partnership units held by Cousins), as determined by Cousins, subject to Delaware law, in its sole and absolute discretion without the approval of any limited partner, subject to limitations described below. No partnership unit or interest may be issued to Cousins as general partner or limited partner unless:

•	Cousins LP issues partnership units or other partnership interests in connection with the grant, award or issuance of shares or other equity interests in Cousins having designations, preferences and other rights so that the economic interests attributable to the newly issued shares or other equity interests in Cousins are substantially similar to the designations, preferences and other rights, except voting rights, of the partnership units or other partnership interests issued to Cousins; or

•	Cousins LP issues the additional partnership units or other partnership interests to all partners holding partnership units or other partnership interests in the same class or series in proportion to their respective percentage interests in that class or series.

Common Partnership Units

Initially, the Cousins Partnership Agreement will authorize two classes of common partnership units: Class A Units and Class B Units. Class A Units are the general class of partnership units (not specifically designated by the general partner as being of another specified class of partnership units). Class B Units may be issued between distribution record dates and provide for a distribution of available cash with respect to the distribution period during which they are issued that is based upon the period they are outstanding. Class B Units automatically convert into a like number of Class A Units following the record date for the distribution period in which they are issued. If and when there are Class B Units outstanding, all Class B Units will be treated as Class A Units for purposes of determining the percentage interest of the partners in voting requirements.

LTIP Units

Cousins LP may issue LTIP Units from time to time to Cousins’ directors, officers, employees and consultants and persons who have provided or will provide services to Cousins LP or Cousins. In general, LTIP Units are a special class of limited partnership units in Cousins LP that are structured to qualify as “profits interests” for tax purposes, and as further described below regarding tax matters, Cousins in its discretion as general partner may make a safe harbor election with respect to LTIP Units transferred in connection with the performance of services by a partner in a partner capacity. Subject to certain exceptions contained in the Cousins Partnership Agreement, LTIP Units will be treated as Class A Units (or, if so designated in connection with the issuance thereof, as Class B Units for the quarter in which such LTIP Units are issued). For purposes of computing the percentage interests of the partners in Cousins LP, holders of LTIP Units will be treated as Class A Unit holders and LTIP Units will be treated as Class A Units. Cousins LP will be required to maintain at all times a one-to-one correspondence between LTIP Units and Class A Units for conversion, distribution and other purposes. Further, LTIP Units may be subjected to vesting requirements as determined by the Compensation Committee of the Cousins board of directors.

Generally, LTIP Units will receive the same quarterly per-unit profit distributions as the outstanding Class A Units in Cousins LP. However, LTIP Units will not participate in quarterly per-unit cash distributions until the date specified in the vesting agreement pursuant to which the LTIP Units are issued (the “Distribution Participation Date”). Subject to certain limitations, as of the Distribution Participation Date for each LTIP Unit, the holder of such LTIP Unit shall be entitled to receive a special cash distribution, extraordinary or other distributions in an amount per unit equal to (i) the amount of cash distributions per unit that were paid on the Class A Units during the period from issuance of such LTIP Unit until the Distribution Participation Date, multiplied by a percentage set forth in the vesting agreement for such LTIP Unit award, less special cash distributions previously paid with respect to LTIP Units that were part of the same award, divided by (ii) the holder’s LTIP Units that have the same Distribution Participation Date, are part of the same award, and have not been forfeited.

Initially, each LTIP Unit will have a capital account of zero and, therefore, the holder of the LTIP Unit would receive nothing if Cousins LP were liquidated immediately after the LTIP Unit is awarded. However, the Cousins Partnership Agreement requires that “book gain” or economic appreciation in Cousins’ assets realized by Cousins LP, whether as a result of an actual asset sale or upon the revaluation of Cousins’ assets, as permitted by applicable Treasury Regulations, be allocated first to LTIP Units until the capital account per LTIP Unit is equal to the capital account per partnership unit plus any net income allocated to the LTIP Unit prior to the Distribution Participation Date, but less the amount of any special cash distribution payable with respect to such LTIP Unit. The applicable Treasury Regulations and the Cousins Partnership Agreement provide that assets of Cousins LP may be revalued upon specified events, including upon additional capital contributions by Cousins or other partners of Cousins LP, upon a distribution by Cousins LP to a partner in redemption of partnership interests, upon the liquidation of Cousins LP or upon a later issuance of additional units in exchange for services, including LTIP Units. Upon equalization of the capital account of an LTIP Unit with the per unit capital account of the partnership units and full vesting of the LTIP Unit, the LTIP Unit will be convertible into an partnership unit at any time, provided that in no event may a holder of vested LTIP Units convert a number of vested LTIP Units that exceeds (i) the capital account balance attributable to the LTIP Units, divided by (ii) the capital account balance attributable to an partnership unit, and provided that in no event may Cousins convert any LTIP Units unless any special cash distribution payable with respect to such units has been paid. There is a risk that an LTIP Unit will never become convertible because of insufficient gain realization to equalize capital accounts and, therefore, the value that a holder will realize for a given number of vested LTIP Units may be less than the value of an equal number of shares of common stock.

LTIP Units are not entitled to the redemption right described below, but any partnership units into which LTIP Units are converted are entitled to such redemption right.

LTIP Units generally vote with the Class A Units and do not have any separate voting rights except in connection with actions that would materially and adversely affect the rights of the LTIP Units.

Preemptive Rights

Except to the extent expressly granted by Cousins LP in an agreement other than the Cousins Partnership Agreement, no person or entity, including any partner of Cousins LP, will have any preemptive, preferential or other similar right with respect to additional capital contributions or loans to Cousins LP or the issuance or sale of any partnership units or other partnership interests.

Distributions

The Cousins Partnership Agreement will require the distribution of available cash on at least a quarterly basis. Available cash will be, with respect to any period for which such calculation is being made, cash of Cousins LP, regardless of source, including capital contributions and loans to Cousins LP, as determined by Cousins to be appropriate for distribution in its sole and absolute discretion. Unless Cousins otherwise specifically agrees in the Cousins Partnership Agreement or in the terms established for a new class or series of partnership interests in accordance with the Cousins Partnership Agreement, no partnership interest will be entitled to a distribution in preference to any other partnership interest. A partner will not in any event receive a distribution of available cash with respect to a partnership unit for a quarter or shorter period if the partner is entitled to receive a distribution out of that same available cash with respect to a share of Cousins for which that partnership unit has been exchanged or redeemed.

Cousins LP will make reasonable efforts, as determined by Cousins in its sole and absolute discretion and consistent with Cousins’ qualification as a REIT, to distribute available cash in an amount sufficient to enable Cousins to pay stockholder dividends that will satisfy the requirements to qualify as a REIT and to avoid any federal income or excise tax liability for Cousins. Cousins may determine, in its sole and absolute discretion, to make a distribution in kind of assets of Cousins LP to the holders of partnership units in Cousins LP. Such assets shall be distributed in such a fashion as to ensure that the fair market value is distributed and allocated in the same manner as a cash distribution.

Upon the liquidation of Cousins LP, after payment of debts and obligations, any remaining assets of Cousins LP will be distributed to the holders of the partnership units that are entitled to any preference in distribution upon liquidation in accordance with the rights of any such class or series, and the balance, if any, will be distributed to the partners in accordance with their capital accounts, after giving effect to all contributions, distributions and allocations for all periods.

Allocation of Net Income and Net Loss

Net income and net loss of Cousins LP will be determined and allocated with respect to each taxable year of Cousins LP. Except as otherwise provided in the Cousins Partnership Agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the Cousins Partnership Agreement, net income and net loss are allocated to the general partner and the limited partners in accordance with their respective percentage interests in a class at the end of each taxable year. The Cousins Partnership Agreement contains provisions for special allocations intended to comply with certain regulatory requirements under the Code.

Transfers of Partnership Interests; Termination Transactions

Cousins, as general partner, generally may not transfer any of its partnership units in Cousins LP, including any of Cousins’ limited partner interests, or withdraw as the general partner of Cousins LP, except (i) in connection with a merger, consolidation or other combination with or into another person following the consummation of which the equity holders of the surviving entity are substantially identical to Cousins’ stockholders, (ii) with the consent of a majority of Cousins LP’s limited partners (excluding Cousins and any limited partners majority owned, directly or indirectly, by Cousins), (iii) to one or more of Cousins’ controlled affiliates or (iv) in connection with a “termination transaction” as described below.

Cousins, as general partner, may not engage in a merger, consolidation or other combination of Cousins with or into another person, sale of all or substantially all of Cousins’ assets or a reclassification, recapitalization or other change in outstanding shares of Cousins (except for certain reclassifications, recapitalizations or changes) (which we refer to in each case as a “termination transaction”), unless, in general, (i) the general partner receives “partnership approval” (as defined below) of the termination transaction, in the event that partners will receive consideration for their partnership units as described in clause (ii) and Cousins is required to seek approval of its stockholders of the termination, or if Cousins would be required to obtain such stockholder approval but for the fact that a tender offer has been accepted by a sufficient number of stockholders to permit consummation of the termination transaction without such approval, and (ii) each partner receives or has the right to receive in the termination transaction cash, securities or other property for each partnership unit owned by such partner in the same form as, and equal to the greatest per-share amount paid to, a stockholder of Cousins (or equal to a proportional amount, if the partnership units are no longer redeemable for shares on a one-for-one basis).

In order to obtain “partnership approval,” Cousins must obtain the consent of its limited partners holding Class A Units and LTIP Units (including Cousins and any limited partners majority owned, directly or indirectly, by Cousins) representing a percentage interest of Class A Units and LTIP Units that is equal to or greater than the percentage of outstanding shares of Cousins common stock or votes cast by Cousins’ outstanding common stockholders, as the case may be, required to approve the termination transaction. The “partnership approval” requirement will be satisfied, with respect to such termination transaction, when the sum of the (i) the percentage interest of limited partners consenting to the termination transaction, plus (ii) the product of (a) the percentage of the outstanding Class A Units held by Cousins or certain affiliates of Cousins multiplied by (b) the percentage of the votes that were cast in favor of the termination transaction by Cousins common stockholders or the percentage of shares with respect to which the tender offer has been accepted, as the case may be, equals or exceeds the percentage required for Cousins common stockholders to approve the termination transaction.

Cousins may not enter into any agreement or other arrangement providing for or facilitating the creation of a new general partner of Cousins LP, unless the successor general partner (i) is a direct or indirect controlled affiliate of Cousins, and (ii) executes and delivers a counterpart to the Cousins Partnership Agreement in which such successor general partner agrees to be fully bound by all of the terms and conditions contained herein that are applicable to the general partner.

With certain limited exceptions, the limited partners may not transfer their interests in Cousins LP or rights as a limited partner, in whole or in part, without Cousins’ prior written consent, which consent may be withheld in Cousins’ sole and absolute discretion.

Even if Cousins’ consent is not required for a transfer by a limited partner, Cousins, as general partner, may prohibit the transfer of partnership units by a limited partner unless Cousins receives a written opinion of legal counsel that the transfer would not require filing of a registration statement under the Securities Act and would not otherwise violate any federal or state securities laws or regulations applicable to Cousins LP or the partnership units. Further, except for certain limited exceptions, no transfer of partnership units by a limited partner, without Cousins’ prior written consent, may be made if, among other things:

•	Cousins determines in its reasonable discretion that there is a significant risk that such transfer would cause a termination of Cousins LP for U.S. federal or state income tax purposes (except as a result of a redemption or exchange of all partnership units for Cousins common stock as expressly permitted under the Cousins Partnership Agreement);

•	Cousins determines in its reasonable discretion that there is a significant risk that such transfer would cause Cousins LP to cease to be classified as a partnership for U.S. federal income tax purposes (except as a result of a redemption or exchange of all partnership units for Cousins common stock as expressly permitted under the Cousins Partnership Agreement);

•	such transfer requires the registration of the partnership unit pursuant to any applicable federal or state securities laws;

•	such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code or such transfer causes Cousins LP to become a “publicly traded partnership,” as such term is defined in Section 469(k)(2) or Section 7704(b) of the Code;

•	such transfer subjects Cousins LP or the activities of Cousins LP to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended; or

•	Cousins determines in its reasonable discretion that there is a risk that such transfer would adversely affect the ability of Cousins to continue to qualify as a REIT or subject it to any additional taxes under Section 857, Section 4981, or any other provision of the Code.

Except with Cousins’ consent to the admission of the transferee as a limited partner, no transferee will have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote partnership units in any matter presented to the limited partners for a vote. Cousins, as general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by Cousins in its sole and absolute discretion.

Mergers and Sales of Assets of Cousins LP

Subject to the restrictions on Cousins’ ability to transfer interests in Cousins LP described above under “—Transfers of Partnership Interests; Termination Transactions,” Cousins may, and may cause Cousins LP to, engage in a merger, consolidation or other combination transaction only if Cousins has provided notice to the limited partners at least 20 business days, or such shorter period as determined by Cousins in its sole and absolute discretion, before the record date for determining stockholders eligible to vote upon the approval of the merger, consolidation or other combination transaction. Cousins generally will have the exclusive power to cause Cousins LP to merge, reorganize, consolidate, sell all or substantially all of its assets or otherwise combine its assets with another entity.

Redemption of Partnership Interests

Subject to periodic limits and minimum thresholds described below, a limited partner may exercise a redemption right to redeem his or her partnership units at any time beginning 12 months following the date of the initial issuance of the partnership units held by the limited partner, or at such other time as may be set forth in the agreement pursuant to which the applicable partnership units are issued. In addition, Cousins, as general partner, may reduce or waive the holding period.

Further, if Cousins gives the limited partners notice of its intention to make an extraordinary distribution of cash or property to its stockholders or effect a merger, a sale of all or substantially all of Cousins’ assets, or any other similar termination transaction, each limited partner may exercise its unit redemption right, regardless of the length of time it has held its partnership units. This redemption right begins when such notice is given, which must be at least 20 business days before the record date for determining stockholders eligible to receive the distribution or to vote upon the approval of the merger, sale or other termination transaction, and ends on the record date (or if none, on the date of consummation of such distribution or termination transaction). Cousins, in its sole discretion, may shorten the required notice period of not less than 20 business days prior to the record date to determine the stockholders eligible to vote upon a distribution or termination transaction. If no record date is applicable, Cousins may shorten the required notice period of not less than 20 business days before a distribution in Cousins’ sole and absolute discretion.

A limited partner may exercise its unit redemption right by giving written notice to Cousins LP and Cousins. The partnership units specified in the notice generally will be redeemed on the 20th business day following the date Cousins received the redemption notice or, in the case of the exercise of a unit redemption right in connection with a distribution or termination transaction, the date Cousins LP and Cousins received the redemption notice.

The redemption right may be exercised by a limited partner no more than once per fiscal quarter. A limited partner may not exercise the unit redemption right for fewer than 1,000 partnership units, or if the limited partner holds fewer than 1,000 partnership units, all of the partnership units held by that limited partner. The redeeming partner will have no right to receive any distributions paid on or after the redemption date with respect to those partnership units redeemed.

Unless Cousins elects to assume and perform Cousins LP’s obligation with respect to the unit redemption right, as described below, a limited partner exercising a unit redemption right will receive cash from Cousins LP in an amount equal to the market value of Cousins common stock for which the partnership units would have been redeemed if Cousins had assumed and satisfied Cousins LP’s obligation by paying with Cousins common stock, as described below. The market value of Cousins common stock for this purpose (assuming a market then exists) will be equal to the average of the closing trading price of Cousins common stock on the NYSE for the 10 consecutive trading days before the day on which Cousins received the redemption notice.

In its sole and absolute discretion, Cousins as general partner may elect to assume and perform Cousins LP’s obligation to acquire the partnership units being redeemed in exchange for either cash in the amount specified above or a number of shares of Cousins common stock equal to the number of partnership units offered for redemption, adjusted as specified in the Cousins Partnership Agreement to take into account prior share dividends or any subdivisions or combinations of Cousins common stock. No redemption or exchange can occur if delivery of shares of Cousins common stock by Cousins would be prohibited either under the provisions of the Cousins Articles or under applicable federal or state securities laws, in each case regardless of whether Cousins would in fact elect to assume and satisfy the unit redemption right with shares.

Cousins is authorized to take any action that it determines to be necessary or appropriate to cause Cousins LP to comply with any withholding requirements established under the Code or any other federal, state or local law that apply upon a limited partner’s exercise of the redemption right.

Cousins is required to place appropriate restrictions on the ability of the limited partners to exercise their redemption rights as and if deemed necessary to ensure that Cousins LP does not constitute a “publicly traded partnership” taxable as an association under Section 7704 of the Code.

In addition to the foregoing right of limited partners to redeem OP units, Cousins LP will be entitled to redeem Class A Units and Class B Units held by limited partners other than Cousins or Cousins LP at any time when the aggregate percentage interest of limited partners other than Cousins or Cousins LP in Cousins LP is less than 1%. The redemption price and procedure will be substantially similar to those that apply to the redemption right of limited partners described above.

Amendment of Cousins Partnership Agreement

In general, other than as described below, the Cousins Partnership Agreement may only be amended exclusively by Cousins, as general partner, without the consent of the limited partners. Amendments to the Cousins Partnership Agreement requiring approval of the limited partners may only be proposed by Cousins, as general partner. The approval of a majority of the Class A Units held by limited partners, other than Cousins and certain of its affiliates, will be necessary to, among other things:

•	amend certain provisions regarding the unit redemption right of the limited partners in a manner that adversely affects the limited partners, except as already permitted by the Cousins Partnership Agreement;

•	amend certain provisions regarding the distribution rights of the limited partners in a manner that adversely affects the limited partners, other than in connection with the creation or issuance of new or additional partnership interests or as otherwise permitted by the Cousins Partnership Agreement;

•	amend certain provisions that would materially alter Cousins LP’s allocation of profit and loss to the limited partners, other than in connection with the creation or issuance of new or additional partnership interests or as otherwise permitted by the Cousins Partnership Agreement;

•	amend provisions that would convert a limited partner’s interest in Cousins LP into a general partner’s interest, modify the limited liability of a limited partner, or impose on the limited partners any obligation to make additional capital contributions to Cousins LP;

•	amend certain provisions that set restrictions on the issuance of partnership interests to Cousins, as general partner;

•	amend certain provisions regarding transfers of partnership interests by Cousins, as general partner, and by the limited partners; or

•	amend the requirements for amending the Cousins Partnership Agreement.

Tax Matters

Pursuant to the Cousins Partnership Agreement, the general partner is the “tax partner” of Cousins LP. Accordingly, through Cousins’ role as the general partner of Cousins LP, Cousins has authority to make tax elections under the Code on behalf of Cousins LP, take actions with respect to tax audits or tax judicial review proceedings, enter into agreements with the IRS and to take such other actions as permitted under the Cousins Partnership Agreement, including but not limited to, making a safe harbor election with respect to LTIP Units under which the fair market value of any partnership interests (or LTIP Units, if and as elected by Cousins as general partner) issued in connection with the performance of services after the effective date of the applicable Treasury Regulations and guidance will be treated as equal to the liquidation value of such safe harbor interests. In the event that Cousins LP makes a safe harbor election as described in the preceding sentence, each partner will be bound to comply with all safe harbor requirements with respect to transfers of such safe harbor interests while such election remains effective.

Term

Cousins LP will continue until dissolved upon the first to occur of any of the following:

•	an event of Cousins’ withdrawal as the general partner (other than an event of bankruptcy), unless within ninety days after the withdrawal, a majority of the Class A Units held by limited partners, other than Cousins and certain of its affiliates, elect to continue the business of Cousins LP and to the appointment, effective as of the date of withdrawal, of a substitute general partner is obtained;

•	an election to dissolve Cousins LP by Cousins, as general partner, in its sole and absolute discretion;

•	entry of a decree of judicial dissolution of Cousins LP pursuant to Delaware law;

•	ninety days after the sale of all or substantially all of the assets and properties of Cousins LP for cash or for marketable securities; or

•	entry of a final and non-appealable judgment by a court of competent jurisdiction ruling that Cousins is bankrupt or insolvent, or entry of a final and non-appealable order for relief against Cousins, under any federal or state bankruptcy or insolvency laws, unless prior to or at the time of the entry of such judgment or order, the consent of a majority of the holders of the Class A Units to continue the business of Cousins LP and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute general partner is obtained.

Amendment to the Parkway Partnership Agreement

Following the Merger and pursuant to the Separation and the UPREIT Reorganization, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will contribute to New Parkway its limited partner interest in Parkway LP and its stock in Parkway GP in exchange for shares of New Parkway common stock.

Thereafter, immediately following the Spin-Off, upon the terms and subject to the conditions of the Merger Agreement, New Parkway, as holder of the majority in interest of the limited partnership units of Parkway LP, and Parkway GP, as general partner, will enter into Amendment No. 4 to the Parkway Partnership Agreement in substantially the form set forth as Exhibit D to the Merger Agreement (which we refer to as the “Parkway LP Amendment”).

This section summarizes material provisions of the Parkway LP Amendment. This summary does not purport to be complete and may not contain all of the information about the Parkway LP Amendment that is important to you. This summary is subject to, and qualified in its entirety by reference to, Exhibit D to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The terms of the Parkway LP Amendment may change prior to closing of the Merger or thereafter.

The Parkway LP Amendment will amend the Parkway Partnership Agreement to provide for, among other things, the following changes:

•	Capital Account. The definition of “capital account” in the Parkway Partnership Agreement will be amended to delete a proviso restricting Parkway GP’s authority as general partner to modify, as necessary, the manner in which the capital accounts are computed in order to comply with applicable Treasury regulations upon dissolution of Parkway LP.

•	Common Unit Economic Balance. The Parkway Partnership Agreement will be revised to add a definition for “common unit economic balance,” which term is not currently defined in the Parkway Partnership Agreement. As defined by the Parkway LP Amendment, common unit economic balance refers to a ratio of Parkway GP’s adjusted capital account to its number of partnership common units, and such concept is used in the Parkway Partnership Agreement with respect to provisions regarding special allocations and conversion of LTIP Units.

•

REIT Shares Amount. The Parkway Partnership Agreement will be amended to add a proviso specifying that the “REIT Shares Amount” (as defined in the Parkway Partnership Agreement and being the shares of New Parkway common stock that may be issued upon redemption of partnership units of Parkway LP) shall not be adjusted if, in connection with stock dividends and distributions, stock splits and subdivisions, reverse stock splits and combinations, distributions of rights, warrants or options, and distributions of evidences of indebtedness or assets received by New Parkway pursuant to a distribution by Parkway LP (other than a pro rata distribution to all Parkway LP’s partners based on their respective percentage interests), Parkway LP makes a distribution of cash, partnership units, REIT shares (as defined in the Parkway Partnership Agreement) and/or rights, options or warrants to acquire partnership units and/or REIT shares with respect to all applicable partnership common units or effects a reverse split of, or otherwise combines, the partnership common units that is comparable as a whole in all material respects with such event.

•	Expense Reimbursement. The Parkway Partnership Agreement will be amended to clarify that Parkway LP will pay all expenses related to Parkway LP’s, the general partner’s and New Parkway’s organization and the ownership of their assets and their operations, excluding any expenses related to assets and operations of New Parkway or the general partner that are not owned or conducted by or through Parkway LP.

•	Redemption Rights. The Parkway Partnership Agreement will be amended to clarify that, if New Parkway acquires or divests material assets other than assets acquired on behalf of or owned through Parkway LP or partnership interests, the REIT Shares Amount (as defined therein and as amended) shall be adjusted, as reasonably agreed to by Parkway GP and a majority in interest of the limited partnership units, to reflect the relative fair market value of a REIT share relative to the deemed partnership interest value of the related partnership unit. Currently, the Parkway Partnership Agreement provides that the trigger for these rights is an acquisition or divestment by Parkway GP (rather than New Parkway). Furthermore, the Parkway LP Amendment will provide that redemption rights apply only to partnership common units.

•	Tax Partner. The Parkway Partnership Agreement will be amended to add provisions designating Parkway GP, as general partner, to be the “tax partner” of Parkway LP for federal, state and local income tax administrative or judicial proceedings and tax audits, and authorizing Parkway GP to make certain tax elections on behalf of Parkway LP under the Code and related rules, enter into settlement agreements and other agreements with the IRS or other tax authority, seek judicial review of any adjustment assessed by the IRS or other tax authority, intervene in any action brought by another partner for judicial review of a final adjustment, file a request for administrative adjustment with the IRS or other tax authority. The Parkway LP Amendment further provides that Parkway GP will receive no compensation for its services as tax partner, but will be entitled to reimbursement by Parkway LP for any expenses incurred in Parkway GP’s capacity as tax partner.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Parkway common stock that exchange their shares of Parkway common stock for shares of Cousins common stock in the Merger. The following discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion assumes that the Merger will be completed in accordance with the Merger Agreement and as further described in this joint proxy statement/prospectus. This discussion is not a complete description of all of the tax consequences of the Merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders of shares of Parkway common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, banks and certain other financial institutions, tax-exempt organizations, partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities), regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, insurance companies, mutual funds, dealers or brokers in stocks and securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, holders subject to the alternative minimum tax provisions of the Code, holders who acquired Parkway common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights, holders who actually or constructively own more than 5% of Parkway common stock, persons that are not U.S. holders (as defined below), holders whose functional currency is not the U.S. dollar, holders who hold shares of Parkway common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, or United States expatriates).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Parkway common stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Parkway common stock, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Parkway common stock, and any partners in such partnership should consult their own independent tax advisors regarding the tax consequences of the Merger to their specific circumstances.

Determining the actual tax consequences of the Merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the Merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

Material U.S. Federal Income Tax Consequences of the Merger

The parties intend for the Merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. It is a condition to Parkway’s obligation to complete the Merger that Parkway receive an opinion from Hogan Lovells (or other Parkway counsel reasonably satisfactory to Cousins), in form and substance reasonably satisfactory to Parkway, dated the closing date, to the effect that, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Cousins’ obligation to complete the Merger that Cousins receive an opinion from Wachtell, Lipton, Rosen & Katz (or other Cousins counsel reasonably satisfactory to Parkway), in form and substance reasonably satisfactory to Cousins, dated the closing date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on facts, representations, assumptions and exclusions set forth or referred to in the opinions and in representation letters provided by Parkway and Cousins. None of the opinions described above will be binding on the IRS or any court. Parkway and Cousins have not sought and will not seek any ruling from the IRS regarding any matter relating to the Merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations, warranties, covenants or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the Merger could be adversely affected. Assuming that, in accordance with the opinions described above, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, upon the exchange of your Parkway common stock for Cousins common stock and cash in lieu of fractional shares, the U.S. federal income tax consequences will be as follows:

Upon exchanging your Parkway common stock for Cousins common stock, you generally will not recognize gain or loss, except with respect to cash received in lieu of fractional shares of Cousins common stock (as discussed below). The aggregate tax basis of Cousins common stock that you receive in the Merger (including any fractional shares deemed received and exchanged for cash, as discussed below) will equal your aggregate adjusted tax basis in the shares of Parkway common stock you surrender in the Merger. Your holding period for the shares of Cousins common stock that you receive in the Merger (including any fractional share deemed received and exchanged for cash, as discussed below) will include your holding period for the shares of Parkway common stock that you surrender in the Merger. If you acquired different blocks of Parkway common stock at different times or at different prices, the Cousins common stock you receive will be allocated pro rata to each block of Parkway common stock, and the basis and holding period of each block of Cousins common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Parkway common stock exchanged for such Cousins common stock.

If you receive cash in lieu of a fractional share of Cousins common stock, you will be treated as having received such fractional share of Cousins common stock pursuant to the Merger and then as having sold such fractional share of Cousins common stock for cash. As a result, you generally will recognize a capital gain or loss equal to the difference between the amount of cash received for such fractional share and your basis in your fractional share of Cousins common stock as set forth above. Such capital gain or loss generally will be long-term capital gain or loss if, as of the effective time of the Merger, your holding period for such fractional share (as described above) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

In addition, assuming that, in accordance with the opinions described above, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, neither Cousins nor Parkway will recognize gain or loss as a result of the Merger.

Backup Withholding

Certain U.S. holders of Parkway common stock may be subject to backup withholding of U.S. federal income tax with respect to any cash received pursuant to the Merger. Backup withholding will not apply,

however, to a U.S. holder of Parkway common stock that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 or is otherwise exempt from backup withholding and provides appropriate proof of the applicable exemption. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

This preceding discussion does not purport to be a complete analysis or discussion of all the potential tax consequences of the Merger. Holders of Parkway common stock should consult their tax advisors regarding the specific tax consequences to them of the Merger, including the tax return reporting requirements and the applicability and effect of U.S. federal, state, local and non-U.S. and other applicable tax laws in light of their particular circumstances.

Material U.S. Federal Income Tax Consequences of the Spin-Off to U.S. Stockholders

In general, the Spin-Off will be a taxable transaction for U.S. federal income tax purposes. The following discussion describes the U.S. federal income tax consequences to a U.S. holder of Cousins common stock upon the receipt of New Parkway common stock in the Spin-Off.

While the Merger generally is not expected to result in the recognition of gain or loss for stockholders of either Parkway or Cousins, the distribution of shares of New Parkway common stock in the Spin-Off (including fractional shares for which U.S. holders receive cash) will not qualify for tax-deferred treatment and will be treated as a taxable distribution to U.S. holders for U.S. federal income tax purposes.

An amount equal to the fair market value on the distribution date of the shares of New Parkway common stock (including fractional shares for which a U.S. holder receives cash) received by a U.S. holder in the Spin-Off will generally be treated as a taxable dividend to the extent of such holder’s ratable share of any current or accumulated earnings and profits of Cousins (including gain recognized by Cousins in connection with the Separation and the Spin-Off), with the excess treated first as a non-taxable return of capital to the extent of such holder’s tax basis in Cousins common stock and any remaining excess treated as capital gain.

A U.S. holder’s tax basis in its shares of Cousins common stock held on the distribution date will be reduced (but not below zero) to the extent that the fair market value on the distribution date of the shares of New Parkway common stock received by such U.S. holder from Cousins in the Spin-Off exceeds such U.S. holder’s ratable share of Cousins’ current and accumulated earnings and profits (that is, the amount treated as a taxable dividend). Cousins will not be able to advise holders of the amount of earnings and profits of Cousins until after the end of the calendar year in which the Spin-Off occurs. However, Cousins anticipates that it will recognize a substantial amount of capital gain for tax purposes in connection with the Separation that will have the effect of substantially increasing its earnings and profits for the year in which the Spin-Off occurs.

To the extent that the fair market value on the distribution date of the shares of New Parkway common stock received by a U.S. holder from Cousins in the Spin-Off exceeds such U.S. holder’s adjusted tax basis in its shares of Cousins common stock, the U.S. holder generally must include such excess in income as long-term capital gain, or short-term capital gain if the U.S. holder’s shares of Cousins common stock have been held for one year or less. In the case of a former Parkway stockholder that is a U.S. holder, such U.S. holder’s holding period for its shares of Cousins common stock received in the Merger will include such holder’s holding period for its shares of Parkway common stock exchanged in the Merger. A U.S. holder’s holding period for its Cousins shares will not be affected by the Spin-Off.

A U.S. holder’s tax basis in the shares of New Parkway common stock received in the Spin-Off generally will equal the fair market value of those shares on the distribution date, and a U.S. holder’s holding period for those shares will begin the day after the distribution date.

Although Cousins will ascribe a value to the shares of New Parkway common stock it distributes in the Spin-Off for tax purposes, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to those shares, particularly if shares of New Parkway common stock trade at prices significantly above the value ascribed to those shares by Cousins in the period following the distribution. Such a higher valuation may cause a larger reduction in the tax basis of a U.S. holder’s shares of Cousins common stock or may cause a U.S. holder to recognize additional dividend or capital gain income.

This preceding discussion does not purport to be a complete analysis or discussion of all of the potential tax consequences of the Spin-Off. Determining the actual tax consequences of the Spin-Off to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the Spin-Off in your particular circumstances, including (i) the amount of gain, if any, that you could recognize in connection with the Spin-Off to the extent that the value of the New Parkway common stock on the distribution date exceeds that amount required to be treated as a taxable dividend and (ii) the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

In that regard, if you are a non-U.S. stockholder, Cousins or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the distribution of New Parkway common stock payable to you, and any such withholding would be satisfied by Cousins or such agent by withholding and selling a portion of the shares of New Parkway common stock that otherwise would be distributable to you or by withholding from other property held in your account with the withholding agent.

THE COUSINS SPECIAL MEETING

Date, Time and Place

The Cousins special meeting will be held at 191 Peachtree Street NE, Suite 500, Atlanta, Georgia 30303, at 2:00 PM EDT, on August 23, 2016.

Purpose of the Cousins Special Meeting

At the Cousins special meeting, Cousins stockholders will be asked to consider and vote upon the following matters:

•	the Cousins Issuance Proposal;

•	the Cousins Articles Amendment Proposal; and

•	the Cousins Adjournment Proposal.

Recommendation of the Cousins Board of Directors

The Cousins board of directors unanimously has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Separation, the UPREIT Reorganization and the Spin-Off, are advisable and in the best interests of Cousins and its stockholders and has unanimously approved the Merger Agreement, the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal.

The Cousins board of directors unanimously recommends that holders of Cousins common stock vote “FOR” the Cousins Issuance Proposal, “FOR” the Cousins Articles Amendment Proposal and “FOR” the Cousins Adjournment Proposal.

Cousins Record Date; Stock Entitled to Vote

Only holders of record of shares of Cousins common stock at the close of business on July 15, 2016, the record date for the Cousins special meeting, will be entitled to notice of, and to vote at, the Cousins special meeting or any adjournments or postponements thereof. You may cast one vote for each share of Cousins common stock that you owned on the record date.

On the record date, there were 220,498,824 shares of Cousins common stock outstanding and entitled to vote at the Cousins special meeting.

On the record date, approximately 3.17% of the outstanding shares of Cousins common stock were held by Cousins directors and executive officers and their affiliates. Cousins currently expects that the directors and executive officers of Cousins will vote their shares in favor of the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal, although none has entered into any agreements obligating them to do so.

Quorum

Stockholders who hold a majority of the total number of shares of Cousins common stock issued and outstanding on the record date must be present or represented by proxy to constitute a quorum at the Cousins special meeting. All shares of Cousins common stock represented at the Cousins special meeting, including abstentions and broker non-votes (shares held by a broker, bank or nominee that are represented at the meeting, but with respect to which the broker, bank or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal), will be treated as present for purposes of determining the presence or absence of a quorum at the Cousins special meeting.

Required Vote

Although the Merger Agreement provides that the Cousins Issuance Proposal must be approved by the affirmative vote of the majority of the outstanding shares of Cousins common stock, the parties have agreed to the voting standard contained in Section 312.07 of the NYSE listed company manual. Accordingly, approval of the Cousins Issuance Proposal requires the affirmative vote of the majority of the votes cast by Cousins common stockholders, assuming a quorum is present. Approval of the Cousins Articles Amendment Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cousins common stock, assuming a quorum is present. Approval of the Cousins Adjournment Proposal requires the affirmative vote of holders of a majority of the Cousins common stock represented, in person or by proxy, at the Cousins special meeting and entitled to vote on the proposal, whether or not a quorum is present.

The approval of both the Cousins Issuance Proposal and the Cousins Articles Amendment Proposal is a condition to the completion of the Merger.

Cousins stockholders do not need to take any action at the Cousins special meeting relating to the Separation, the UPREIT Reorganization or the Spin-Off. The Separation, the UPREIT Reorganization and the Spin-Off will only occur if the Merger is completed.

Abstentions and Broker Non-Votes

If you are a Cousins stockholder and fail to vote, fail to instruct your broker, bank or nominee to vote, or abstain from voting, it will have the same effect as a vote against the Cousins Articles Amendment Proposal, and will have no effect on the Cousins Issuance Proposal, assuming a quorum is present and the Cousins Adjournment Proposal. Although abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present to organize the Cousins special meeting, they will not be counted as present, represented by proxy or cast for purposes of determining whether the requisite vote to approve any such proposal has been obtained.

If you are a Cousins stockholder and you attend the Cousins special meeting and fail to vote or abstain from voting, it will have the same effect as a vote against the Cousins Articles Amendment Proposal and the Cousins Adjournment Proposal, but it will have no effect on the Cousins Issuance Proposal, assuming a quorum is present.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Cousins or by voting in person at the Cousins special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or nominee. Further, brokers, banks or nominees who hold shares of Cousins common stock on behalf of their customers may not give a proxy to Cousins to vote those shares without specific instructions from their customers.

If you are a Cousins stockholder and you do not instruct your broker, bank or nominee to vote, your broker, bank or nominee may not vote those shares, and it will have the same effect as a vote against the Cousins Articles Amendment Proposal, but it will have no effect on the Cousins Issuance Proposal and the Cousins Adjournment Proposal.

Voting of Proxies

A proxy card is enclosed for your use. Cousins requests that you sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. You may also vote your shares by telephone or through the

Internet. Information and applicable deadlines for voting proxies by telephone or through the Internet are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of Cousins common stock represented by it will be voted at the Cousins special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy.

If a proxy is signed and returned without an indication as to how the shares of Cousins common stock represented by the proxy are to be voted with regard to a particular proposal, the Cousins common stock represented by the proxy will be voted in favor of each such proposal. At the date hereof, Cousins’ management has no knowledge of any business that will be presented for consideration at the Cousins special meeting and which would be required to be set forth in this joint proxy statement/prospectus other than the matters set forth in the accompanying Notice of Special Meeting of Stockholders of Cousins. In accordance with the Cousins Bylaws and Georgia law, business transacted at the Cousins special meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the Cousins special meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their discretion on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the Cousins special meeting in person.

Participants in Benefit Plans

If you beneficially own any Cousins common stock by virtue of participating in any retirement plan of Cousins, then you have received separate voting instruction cards in lieu of a proxy card. These voting instruction cards entitle you, on a confidential basis, to instruct the plan trustees how to vote the shares of Cousins common stock allocated to your plan account. The cards for some of the plans will similarly entitle you to direct the voting of a proportionate number of plan shares of Cousins common stock for which properly executed instructions are not timely received and some will require you to act in your capacity as a “named fiduciary,” which requires you to exercise your voting rights prudently and in the interest of all plan participants. Plan participants who wish to vote should complete and return voting instruction cards in the manner provided by such cards. If you elect not to vote plan shares of Cousins common stock allocated to your accounts, your plan shares will be voted in the manner specified in the voting instruction cards.

Revocability of Proxies or Voting Instructions

If you are a holder of record of Cousins common stock on the record date for the Cousins special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the Cousins special meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	you can attend the Cousins special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by Cousins’ Secretary at 191 Peachtree Street NE, Suite 500, Atlanta, Georgia 30303, no later than the beginning of the Cousins special meeting. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording another vote using the telephone or Internet, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

Plan participants who wish to revoke their voting instructions must contact the applicable plan trustee and follow its procedures.

Solicitation of Proxies

In accordance with the Merger Agreement, the cost of proxy solicitation for the Cousins special meeting will be borne by Cousins. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Cousins, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Cousins will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. Cousins has retained Georgeson to assist in its solicitation of proxies and has agreed to pay them a fee of $10,000, plus reasonable expenses, for these services.

COUSINS PROPOSALS

COUSINS PROPOSAL 1: THE COUSINS ISSUANCE PROPOSAL

Pursuant to NYSE rules, stockholder approval is required prior to the issuance of shares if the number of shares to be issued in a transaction equals 20% or more of the number of shares outstanding prior to the issuance. Accordingly, Cousins is requesting that holders of outstanding shares of Cousins common stock consider and vote on a proposal to approve the issuance of additional shares of Cousins common stock, pursuant to the transactions contemplated by the Merger Agreement.

Approval of the Cousins Issuance Proposal is a condition to the closing of the Merger. If the Cousins Issuance Proposal is not approved, the Merger will not occur. For a detailed discussion of the terms and conditions of the Merger, see “The Merger—The Merger Agreement—Conditions to Completion of the Merger.”

Required Vote

Approval of the Cousins Issuance Proposal requires the affirmative vote of the majority of the votes cast by Cousins common stockholders, assuming a quorum is present.

The Cousins board of directors unanimously recommends that Cousins stockholders vote “FOR” the approval of the Cousins Issuance Proposal.

COUSINS PROPOSAL 2: THE COUSINS ARTICLES AMENDMENT PROPOSAL

Cousins proposes to amend the Cousins Articles, which will be the articles of incorporation of Cousins, effective at the effective time of the Merger, in the form attached as Annex H to this joint proxy statement/prospectus.

If the proposed amendment is adopted, the number of authorized shares of Cousins common stock, par value $1 per share, will be increased from 350 million shares to 700 million shares.

Approval of the Cousins Articles Amendment Proposal is a condition to the closing of the Merger. If the Cousins Articles Amendment Proposal is not approved, the Merger will not occur. For a detailed discussion of the terms and conditions of the Merger, see “The Merger—The Merger Agreement—Conditions to Completion of the Merger.”

Required Vote

Approval of the Cousins Articles Amendment Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cousins common stock, assuming a quorum is present. For purposes of this vote, an abstention or a failure to vote will have the same effect as a vote “AGAINST” the Cousins Articles Amendment Proposal.

The Cousins board of directors unanimously recommends that Cousins stockholders vote “FOR” the Cousins Articles Amendment Proposal.

COUSINS PROPOSAL 3: THE COUSINS ADJOURNMENT PROPOSAL

Cousins stockholders are being asked to approve the adjournment of the Cousins special meeting, if necessary or appropriate, to solicit additional proxies in favor of the above proposals, if there are insufficient votes at the time of such adjournment to approve such proposals.

If, at the Cousins special meeting, the number of shares of Cousins common stock present or represented and voting in favor of the Cousins Issuance Proposal or the Cousins Articles Amendment Proposal is insufficient to approve the corresponding proposal, Cousins may move to adjourn the Cousins special meeting in order to enable the Cousins board of directors to solicit additional proxies for approval of such proposals.

Cousins is asking its stockholders to authorize the holder of any proxy solicited by the Cousins board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Cousins special meeting to another time and place for the purpose of soliciting additional proxies. If the Cousins stockholders approve this proposal, Cousins could adjourn the Cousins special meeting and any adjourned session of the Cousins special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Cousins stockholders who have previously voted.

Required Vote

Approval of the Cousins Adjournment Proposal requires the affirmative vote of holders of a majority of the Cousins common stock represented, in person or by proxy, at the Cousins special meeting and entitled to vote on the proposal, whether or not a quorum is present.

The Cousins board of directors unanimously recommends that Cousins stockholders vote “FOR” the Cousins Adjournment Proposal.

THE PARKWAY SPECIAL MEETING

Date, Time and Place

The Parkway special meeting will be held at 3344 Peachtree Road NE, Atlanta, Georgia 30326, at 2:00 PM EDT, on August 23, 2016.

Purpose of the Parkway Special Meeting

At the Parkway special meeting, Parkway stockholders will be asked to consider and vote upon the following matters:

•	the Parkway Merger Proposal;

•	the Parkway Compensation Proposal; and

•	the Parkway Adjournment Proposal.

Recommendation of the Parkway Board of Directors

The Parkway board of directors unanimously has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and in the best interests of Parkway and its stockholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Parkway board of directors unanimously recommends that holders of Parkway common and limited voting stock vote “FOR” the Parkway Merger Proposal. The Parkway board of directors unanimously recommends that holders of Parkway common stock vote “FOR” the Parkway Compensation Proposal and “FOR” the Parkway Adjournment Proposal.

Parkway Record Date; Stock Entitled to Vote

Only holders of record of Parkway common or limited voting stock at the close of business on July 15, 2016, the record date for the Parkway special meeting, will be entitled to notice of, and to vote at, the Parkway special meeting or any adjournments or postponements thereof. Each share of Parkway common stock is entitled to cast one vote on all matters that come before the Parkway special meeting. Each share of Parkway limited voting stock is entitled to cast one vote on the Parkway Merger Proposal only and shall vote as a single class with the holders of Parkway common stock on such proposal.

On the record date, there were 111,768,031 shares of Parkway common stock outstanding and entitled to vote at the Parkway special meeting and approximately 4,213,104 shares of Parkway limited voting stock outstanding and entitled to vote at the Parkway special meeting.

On the record date, approximately 7.9% of the outstanding shares of Parkway common stock were held by Parkway directors and executive officers and their respective affiliates. On the record date, 100% of the outstanding shares of Parkway limited voting stock were held by a director of Parkway and his affiliates. Parkway currently expects that the directors and executive officers of Parkway will vote their shares in favor of the proposal to approve the Merger, although none has entered into any agreements obligating them to do so. In addition, the TPG Parties, who currently have the right to designate up to four directors on the Parkway board of directors, have entered into a voting agreement with Cousins pursuant to which they have agreed to vote all of their shares of Parkway common stock in favor of the Parkway Merger Proposal. For more information, see “The Merger—Agreements with the TPG Parties—Voting Agreement.”

Quorum

Stockholders who hold a majority of the total number of shares of Parkway common and limited voting stock issued and outstanding on the record date must be present in person or represented by proxy to constitute a quorum at the Parkway special meeting. All shares of Parkway common and limited voting stock represented at the Parkway special meeting, including abstentions and broker non-votes (shares held by a broker, bank or nominee that are represented at the special meeting, but with respect to which the broker, bank or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal), will be treated as present for purposes of determining the presence or absence of a quorum at the Parkway special meeting.

Required Vote

Approval of the Parkway Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Parkway common and limited voting stock, voting together as a single class. The approval of the Parkway Compensation Proposal and the Parkway Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast by holders of Parkway common stock, assuming a quorum is present; however, the vote on the Parkway Compensation Proposal is nonbinding and advisory only. The approval the Parkway Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast by holders of Parkway common stock, assuming a quorum is present. Therefore, the votes cast “FOR” each of the Parkway Compensation Proposal and the Parkway Adjournment Proposal must exceed the votes cast “AGAINST” each such proposal. If a quorum is not present, the holders of a majority of Parkway common stock present in person or by proxy at the Parkway special meeting may adjourn the meeting.

The approval of the Parkway Merger Proposal is a condition to the completion of the Merger.

Parkway stockholders do not need to take any action at the Parkway special meeting relating to the Separation, the UPREIT Reorganization or the Spin-Off. The Separation, the UPREIT Reorganization and the Spin-Off will only occur if the Merger is completed.

Abstentions and Broker Non-Votes

If you are a Parkway stockholder and fail to vote, fail to instruct your broker, bank or nominee to vote, or abstain from voting, it will have the same effect as a vote against the Parkway Merger Proposal, and will have no effect on the Parkway Compensation Proposal and the Parkway Adjournment Proposal, assuming a quorum is present. If a quorum is not present, the holders of a majority of Parkway common stock present in person or by proxy at the Parkway special meeting may adjourn the meeting. Although abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present to organize the Parkway special meeting, they will not be counted as cast for purposes of determining whether the requisite vote to approve any of such proposals has been obtained.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Parkway or by voting in person at the Parkway special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or nominee. Further, brokers, banks and nominees who hold shares of Parkway common stock on behalf of their customers may not give a proxy to Parkway to vote those shares without specific instructions from their customers.

If you are a Parkway stockholder and you do not instruct your broker, bank or nominee to vote, your broker, bank or nominee may not vote those shares, and it will have the effect as described above under “—Abstentions and Broker Non-Votes.”

Voting of Proxies

A proxy card is enclosed for your use. Parkway requests that you sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. You may also vote your shares by telephone or through the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of Parkway common or limited voting stock represented by it will be voted at the Parkway special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy.

If a proxy is signed and returned without an indication as to how the shares of Parkway common or limited voting stock represented by the proxy are to be voted with regard to a particular proposal, the shares of Parkway common or limited voting stock represented by the proxy will be voted in favor of each such proposal, as applicable. As of the date hereof, the management of Parkway has no knowledge of any business that will be presented for consideration at the Parkway special meeting and which would be required to be set forth in this joint proxy statement/prospectus other than the matters set forth in the accompanying Notice of Special Meeting of Stockholders of Parkway. In accordance with the Bylaws of Parkway, as amended (which we refer to as the “Parkway Bylaws”) and the MGCL, business transacted at the Parkway special meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the Parkway special meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their discretion on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the Parkway special meeting in person.

Revocability of Proxies or Voting Instructions

If you are a holder of record of shares of Parkway common or limited voting stock on the record date for the Parkway special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the Parkway special meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	if you are a holder of record, you can attend the Parkway special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

Attending the Parkway special meeting without voting will not, by itself, revoke your proxy. If your shares of Parkway common stock are held by a bank, broker or nominee, you should follow the instructions provided by the bank, broker or nominee.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by the secretary of Parkway at 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801, no later than the beginning of the Parkway special meeting. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote using the telephone or Internet, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

Solicitation of Proxies

In accordance with the Merger Agreement, the cost of proxy solicitation for the Parkway special meeting will be borne by Parkway. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Parkway, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Parkway will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. Parkway has retained Alliance Advisors LLC to assist in its solicitation of proxies and has agreed to pay them a fee of $8,000, plus reasonable expenses, for these services.

PARKWAY PROPOSALS

PARKWAY PROPOSAL 1: THE PARKWAY MERGER PROPOSAL

Parkway is asking its stockholders to approve the Merger, on the terms and subject to the conditions of the Merger Agreement, and the transactions contemplated thereby. For a detailed discussion of the terms of the Merger Agreement, see “The Merger—The Merger Agreement.” As discussed in the section entitled “The Merger—Parkway’s Reasons for the Merger; Recommendations of the Parkway Board of Directors,” after careful consideration, the Parkway board of directors, by a unanimous vote of all directors, approved the Merger Agreement and transactions contemplated thereby, including the Merger, and declared the Merger Agreement and the transactions contemplated thereby, including the Merger, to be advisable and in the best interest of Parkway and its stockholders.

Approval of the Parkway Merger Proposal is a condition to the closing of the Merger. If the Parkway Merger Proposal is not approved, the Merger will not occur. For a detailed discussion of the terms and conditions of the Merger, see “The Merger—The Merger Agreement—Conditions to Completion of the Merger.”

Required Vote

Approval of the Parkway Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Parkway common and limited voting stock, voting together as a single class. For purposes of this vote, an abstention or a failure to vote will have the same effect as a vote “AGAINST” the Parkway Merger Proposal.

The Parkway board of directors unanimously recommends that Parkway stockholders vote “FOR” the Parkway Merger Proposal.

PROPOSAL 2: THE PARKWAY COMPENSATION PROPOSAL

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Parkway is required to submit a proposal to its common stockholders for an advisory (nonbinding) vote to approve certain compensation that may become payable to Parkway’s named executive officers in connection with the completion of the Merger as discussed in the section entitled “The Merger—Interests of Parkway Directors and Executive Officers in the Merger,” including the footnotes to the table and the associated narrative discussion.

The Parkway board unanimously recommends that Parkway’s common stockholders approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Parkway Properties, Inc. in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the joint proxy statement/prospectus entitled “The Merger—Interests of Parkway Directors and Executive Officers in the Merger” including the footnotes to the table and the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”

Required Vote

The vote on the Parkway Compensation Proposal is a vote separate and apart from the vote on the Parkway Merger Proposal. Accordingly, you may vote to approve the Parkway Merger Proposal and vote not to approve the Parkway Compensation Proposal and vice versa. Because the vote on the Parkway Compensation Proposal is advisory only, it will not be binding on Parkway, Cousins or New Parkway. Accordingly, if the Merger Agreement is approved and adopted and the Merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the Parkway Compensation Proposal.

The approval of the Parkway Compensation Proposal requires the affirmative vote of the holders of a majority of the votes cast by holders of Parkway common stock, assuming a quorum is present; however, such vote is nonbinding and advisory only. For the avoidance of doubt, shares of Parkway limited voting stock are not entitled to vote on the Parkway Compensation Proposal.

The Parkway board of directors unanimously recommends that you vote “FOR” the Parkway Compensation Proposal.

PROPOSAL 3: THE PARKWAY ADJOURNMENT PROPOSAL

Parkway stockholders are being asked to approve the adjournment of the Parkway special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Parkway Merger Proposal, if there are insufficient votes at the time of such adjournment to approve such proposal

If, at the Parkway special meeting, the number of shares of Parkway common and limited voting stock present or represented and voting in favor of the Parkway Merger Proposal is insufficient to approve such proposal, Parkway may move to adjourn the Parkway special meeting in order to enable the Parkway board of directors to solicit additional proxies for approval of the Parkway Merger Proposal.

Parkway is asking its common stockholders to authorize the holder of any proxy solicited by the Parkway board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Parkway special meeting to another time and place for the purpose of soliciting additional proxies. If the Parkway stockholders approve this proposal, Parkway could adjourn the Parkway special meeting and any adjourned session of the Parkway special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Parkway stockholders who have previously voted.

Required Vote

Approval of the Parkway Adjournment Proposal requires the affirmative vote of holders of a majority of the votes cast by holders of Parkway common stock, assuming a quorum is present. If a quorum is not present, the holders of a majority of Parkway common stock present in person or by proxy at the Parkway special meeting may adjourn the meeting.

The Parkway board of directors unanimously recommends that Parkway stockholders vote “FOR” the Parkway Adjournment Proposal.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Shares of Cousins common stock are listed for trading on the NYSE under the symbol “CUZ.” Shares of Parkway common stock are listed for trading on the NYSE under the symbol “PKY.” The following table presents trading information for Cousins and Parkway common stock on April 28, 2016, the last trading day before public announcement of the Merger Agreement and July 22, 2016, the latest practicable trading day before the date of this joint proxy statement/prospectus.

	Cousins Common Stock			Parkway Common Stock
Date	High	Low	Close	High	Low	Close
April 28, 2016	$10.74	$10.63	$10.71	$15.58	$15.38	$15.45
July 22, 2016	$11.13	$11.00	$11.00	$18.03	$17.86	$17.90

For illustrative purposes, the following table provides Parkway equivalent per share information on each of the specified dates. Parkway equivalent per share amounts are calculated by multiplying the per share price of each share of Cousins common stock by 1.63, the exchange ratio.

	Cousins Common Stock			Parkway Common Stock
Date	High	Low	Close	High	Low	Close
April 28, 2016	$10.74	$10.63	$10.71	$17.51	$17.33	$17.46
July 22, 2016	$11.13	$11.00	$11.00	$18.14	$17.93	$17.93

The following tables set forth the high and low sales prices of Cousins common stock and Parkway common stock as reported in the NYSE’s consolidated transaction reporting system, and the quarterly cash dividends declared per share, for the calendar quarters indicated.

Cousins

	High	Low	Dividend Declared
2013
First Quarter	$10.84	$8.34	$0.045
Second Quarter	$11.28	$9.30	$0.045
Third Quarter	$10.87	$9.59	$0.045
Fourth Quarter	$11.45	$9.94	$0.045
2014
First Quarter	$11.77	$10.10	$0.075
Second Quarter	$12.50	$11.23	$0.075
Third Quarter	$13.30	$11.95	$0.075
Fourth Quarter	$13.20	$10.69	$0.075
2015
First Quarter	$11.63	$10.01	$0.080
Second Quarter	$10.96	$9.40	$0.080
Third Quarter	$10.89	$8.68	$0.080
Fourth Quarter	$10.37	$8.87	$0.080
2016
First Quarter	$10.43	$7.53	$0.080
Second Quarter	$11.07	$10.00	$0.080
Third Quarter (through July 22, 2016)	$11.13	$10.02	—

Parkway

	High	Low	Dividend Declared
2013
First Quarter	$18.73	$14.14	$0.1500
Second Quarter	$19.59	$15.70	$0.1500
Third Quarter	$19.36	$15.95	$0.1500
Fourth Quarter	$19.67	$16.87	$0.1875
2014
First Quarter	$19.54	$16.95	$0.1875
Second Quarter	$21.38	$17.63	$0.1875
Third Quarter	$21.80	$18.17	$0.1875
Fourth Quarter	$21.50	$17.32	$0.1875
2015
First Quarter	$19.00	$16.60	$0.1875
Second Quarter	$18.09	$16.03	$0.1875
Third Quarter	$18.68	$15.20	$0.1875
Fourth Quarter	$17.69	$15.35	$0.1875
2016
First Quarter	$15.76	$11.54	$0.1875
Second Quarter	$18.01	$14.79	$0.1875
Third Quarter (through July 22, 2016)	$18.03	$16.10	—

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—COUSINS

On April 28, 2016, Cousins, Parkway, Parkway LP and Merger Sub entered into the Merger Agreement, pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Parkway will be merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation of the Merger and a wholly-owned subsidiary of Cousins.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, on the business day following the effective time of the Merger, Cousins will separate the Houston Business and the Third-Party Services Business from the remainder of the combined businesses. After the Separation, Cousins will distribute pro rata to its stockholders all of the outstanding shares of common stock and limited voting stock of New Parkway, which will hold the Houston Business and the Third-Party Services Business. To satisfy the parties’ overall business and economic objectives, including the intended tax treatment of the Spin-Off, Cousins (or a subsidiary of Cousins) will retain all of the shares of a class of non-voting preferred stock of New Parkway, upon the terms and subject to the conditions of the Merger Agreement. After the Spin-Off, New Parkway will be a separate, publicly-traded entity, and both Cousins and New Parkway intend to operate prospectively as UPREITs. The Merger and Spin-Off are currently expected to close in the fourth quarter of 2016.

At the effective time of the Merger, each share of Parkway common stock, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 1.63 shares of newly issued shares of Cousins common stock. In addition, at the effective time of the Merger, each share of Parkway limited voting stock, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 1.63 shares of newly issued Cousins limited voting preferred stock, having terms materially unchanged from the terms of the Parkway limited voting stock prior to the effective time of the Merger.

Each limited partner of Parkway LP will continue to be entitled, prior to the effective time of the Merger, to redeem or exchange their partnership interests in Parkway LP for shares of Parkway common stock, which will in turn be converted into the right to receive a number of newly issued shares of Cousins common stock equal to the exchange ratio. Each limited partner of Parkway LP that does not elect to redeem or exchange its partnership interests for shares of Parkway common stock in connection with the Merger will retain its limited partnership interests in Parkway LP and receive pro rata limited partnership interests in the operating partnership of Cousins in connection with the Separation, the UPREIT Reorganization and the Spin-Off.

The Merger Agreement and the other transactions contemplated thereby, including the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, were unanimously approved by the boards of directors of Cousins and Parkway on April 28, 2016.

The following unaudited pro forma condensed consolidated financial statements as of March 31, 2016, for the year ended December 31, 2015 and for the three months ended March 31, 2016 have been prepared (i) as if the Merger and Spin-Off occurred on March 31, 2016 for purposes of the unaudited pro forma consolidated balance sheet and (ii) as if the Merger and Spin-off occurred on January 1, 2015 for purposes of the unaudited pro forma consolidated statements of operations for the year ended December 31, 2015 and three months ended March 31, 2016. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of what the actual financial position and operating results would have been had the Merger and Spin-Off occurred on March 31, 2016 or January 1, 2015, respectively, nor do they purport to represent Cousins’ future financial position or operating results.
The Spin-Off of Cousins’ portion of the Houston Business will be accounted for as a discontinued operation of Cousins when the Spin-Off is consummated. The unaudited pro forma consolidated statements of operations for the years ended December 31, 2014 and 2013 included herein reflect adjustments to Cousins’ historical results of operations related to the reclassification of Cousins’ portion of the Houston Business as discontinued operations. The unaudited pro forma consolidated statements of operations contained herein for the years ended December 31, 2014 and 2013 reflect no adjustments associated with the Merger or Spin-Off.

The preliminary fair value of assets acquired and liabilities assumed and related adjustments for the assets acquired and liabilities assumed related to the Merger and Spin-Off incorporated into the unaudited pro forma condensed consolidated financial statements are based on preliminary estimates and information currently available. The amount of the equity to be issued in connection with the Merger and Spin-Off and the assignment of fair value to assets and liabilities of Parkway and New Parkway have not been finalized and are subject to change. The amount of the equity to be issued in connection with the Merger will be based on the number of Parkway shares and limited partnership units of Parkway LP outstanding immediately prior to the effective time of the Merger, converted pursuant to the Exchange Ratio, and the fair value of the assets and liabilities assumed will be based on the actual net tangible and intangible assets and liabilities of Parkway that exist at the effective time of the Merger. The amount distributed to stockholders in connection with the Spin-Off will be based on the historical cost of the assets and liabilities contributed to New Parkway.

Actual amounts recorded in connection with the Merger and Spin-Off may change based on any increases or decreases in the fair value of the assets acquired and liabilities assumed upon the completion of the final valuation, and may result in variances to the amounts presented in the unaudited pro forma consolidated balance sheet and/or unaudited pro forma consolidated statements of operations. Assumptions and estimates underlying the adjustments to the unaudited pro forma condensed consolidated financial statements are described in the accompanying notes. These adjustments are based on available information and assumptions that management of Cousins considered to be reasonable. The unaudited pro forma condensed consolidated financial statements do not purport to: (1) represent Cousins’ actual financial position had the Merger and Spin-Off occurred on March 31, 2016; (2) represent the results of Cousins’ operations that would have actually occurred had the Merger and Spin-Off occurred on January 1, 2015; or (3) project Cousins’ financial position or results of operations as of any future date or for any future period, as applicable.

During the period from January 1, 2015 to March 31, 2016, Cousins and Parkway acquired and disposed of various real estate operating properties. None of the assets acquired or disposed by the respective companies during this period exceeded the significance level that requires the presentation of pro forma financial information pursuant to Regulation S-X, Article 11. As such, the following unaudited pro forma consolidated statements of operations for the year ended December 31, 2015 and three months ended March 31, 2016 do not include pro forma adjustments to present the impact of these insignificant acquisitions and dispositions as if they occurred on January 1, 2015. The impact of these insignificant acquisitions and dispositions are reflected in the respective companies’ historical consolidated balance sheets as of March 31, 2016. In addition, the pro forma financial statements include the balances and operations associated with properties that are expected to be sold prior to the effective time of the Merger, but for which no factually supportable evidence exists for pro forma adjustments to reflect sales of such properties. If such expected sales were to be included in the pro forma financial statements, the pro forma balance sheet would be adjusted to reduce operating properties, certain operating assets and liabilities and debt.

The unaudited pro forma condensed consolidated financial statements have been developed from, and should be read in conjunction with, (i) the consolidated financial statements of Cousins and accompanying notes thereto included in Cousins’ annual report filed on Form 10-K for the year ended December 31, 2015 and quarterly report filed on Form 10-Q for the three months ended March 31, 2016, incorporated herein by reference, (ii) the consolidated financial statements of Parkway and accompanying notes thereto included in Parkway’s annual report filed on Form 10-K for the year ended December 31, 2015 and quarterly report filed on Form 10-Q for the three months ended March 31, 2016, incorporated herein by reference, (iii) the accompanying notes to the unaudited pro forma condensed consolidated financial statements and (iv) other information relating to Cousins and Parkway contained in or incorporated by reference into this joint proxy statement/prospectus. For more information, see “Summary—Selected Historical Financial Data of Cousins,” “Summary—Selected Historical Financial Data of Parkway” and “Where You Can Find More Information.” In Cousins’ opinion, all adjustments necessary to reflect the Merger with Parkway, Spin-Off of New Parkway and the issuance of Cousins’ and New Parkway shares have been made.

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2016

(in thousands, except share data)

	Cousins Historical (1)	Parkway Historical (1)	Merger Adjustments		Merged Cousins Pro Forma Total	Cousins Houston Historical (3)	Parkway Houston Historical (3)	Spin-Off Adjustments		Post-Spin-Off Merged Cousins Pro Forma Total
Assets:
Real estate assets:
Operating properties, net of accumulated depreciation	$2,188,980	$2,860,338	$361,184	A	$5,410,502	$(1,083,270)	$(748,062)	$151,533	A	$3,730,703
Projects under development	41,871	10,424	—		52,295	—	(525)	—		51,770
Land	17,768	23,651	(11,816)	A	29,603	—	(12,500)	6,665	A	23,768

	2,248,619	2,894,413	349,368		5,492,400	(1,083,270)	(761,087)	158,198		3,806,241
Cash	5,464	251,499	(12,093)	B	244,870	(1,362)	(11,938)	(155,000)	B	76,570
Restricted Cash	4,929	—	—		4,929	—	—	—		4,929
Notes and accounts receivable, net of allowance for doubtful accounts	12,635	12,913	—		25,548	(6,136)	60	—		19,472
Deferred rents receivable	70,790	93,392	(93,392)	C	70,790	(24,422)	(22,500)	22,500	K	46,368
Investment in unconsolidated joint ventures	111,046	45,767	11,089	D	167,902	—	—	—		167,902
Intangible assets, net of accumulated amortization	117,729	278,393	306,257	A	702,379	(68,255)	(58,837)	(66,260)	A	509,027
Other assets	39,196	51,239	—		90,435	(2,048)	(6,547)	5,000	L	86,840

Total assets	$2,610,408	$3,627,616	$561,229		$6,799,253	$(1,185,493)	$(860,849)	$(35,562)		$4,717,349

Liabilities:
Notes payable	$767,811	$1,777,795	$(16,000)	B	$2,529,606	$(180,124)	$(394,136)	$(231,579)	B	$1,723,767
Accounts payable and accrued expenses	48,693	78,018	72,723	E	199,434	(24,734)	(18,540)	12,735	M	168,895
Deferred income	29,959	102	—		30,061	—	(83)	—		29,978
Intangible liabilities, net of accumulated amortization	57,283	59,046	30,157	A	146,486	(39,545)	(20,938)	542	A	86,545
Other liabilities	30,378	36,647	(12,824)	F	54,201	(2,179)	(8,462)	—		43,560

Total liabilities	934,124	1,951,608	74,056		2,959,788	(246,582)	(442,159)	(218,302)		2,052,745

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2016

(in thousands, except share data)

	Cousins Historical (1)	Parkway Historical (1)	Merger Adjustments		Merged Cousins Pro Forma Total	Cousins Houston Historical (3)	Parkway Houston Historical (3)	Spin-Off Adjustments		Post-Spin-Off Merged Cousins Pro Forma Total
Commitments and contingencies Equity:
Stockholders’ investment:
Preferred stock, $1 par value, 20,000,000 shares authorized, -0- and 6,867,360 shares issued and outstanding historical and pro forma, respectively (2)	—	—	6,867	G	6,867	—	—	—		6,867
Common stock, $1 par value, 220,436,378 and 404,245,000 shares issued and outstanding, historical and pro forma, respectively (2)	220,436	112	183,697	G	404,245	—	—	—		404,245
Limited voting stock	—	4	(4)	G	—	—	—	—		—
Additional paid-in capital	1,722,020	1,856,271	(67,730)	G	3,510,561	—	—	—		3,510,561
Treasury stock at cost, 10,329,082 shares historical in 2016	(148,373)	—	—		(148,373)	—	—	—		(148,373)
Accumulated other comprehensive loss	—	(10,307)	10,307	H	—	—	—	—		—
Distributions in excess of cumulative net income	(118,557)	(419,619)	350,221	I	(187,955)	(938,911)	(418,690)	264,420	N	(1,281,136)

Total stockholders’ equity	1,675,526	1,426,461	483,358		3,585,345	(938,911)	(418,690)	264,420		2,492,164
Nonredeemable noncontrolling interests	758	249,547	3,815	J	254,120	—	—	(81,680)	O	172,440

Total equity	1,676,284	1,676,008	487,173		3,839,465	(938,911)	(418,690)	182,740		2,664,604

Total liabilities and equity	$2,610,408	$3,627,616	$561,229		$6,799,253	$(1,185,493)	$(860,849)	$(35,562)		$4,717,349

See accompanying notes

(1)	Historical financial information of Cousins and Parkway is derived from their respective Quarterly Reports filed on Form 10-Q for the three months ended March 31, 2016. Certain Parkway amounts have been reclassified to conform to Cousins’ financial statement presentation.
(2)	Historical shares issued and outstanding represent Cousins common stock as of March 31, 2016 as filed in its Quarterly Report filed on Form 10-Q. The pro forma shares issued and outstanding represent the historical Cousins shares and the shares issued to Parkway common stockholders had the Merger occurred as of March 31, 2016.
(3)	Reflects historical financial information as of March 31, 2016 for Cousins’ and Parkway’s Houston properties to be contributed to New Parkway at consummation of the Separation.

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(in thousands, except share data)

	Cousins Historical (1)	Parkway Historical (1)	Merger Adjustments		Merged Cousins Pro Forma Total Before Discontinued Operations	Cousins Discontinued Operations Adjustments (2)		Merged Cousins Pro Forma Total After Discontinued Operations	Parkway Houston Historical (3)	Spin-Off Adjustments		Post-Spin- Off Merged Cousins Pro Forma Total
Revenues:
Rental property revenues	$88,476	$109,628	$3,533	a	$201,637	$(43,269)	j	$158,368	$(29,129)	$126	k	$129,365
Fee income	2,199	1,436	—		3,635	—		3,635	(1,305)	—		2,330
Other	576	244	—		820	(186)		634	(61)	75	q	648

	91,251	111,308	3,533		206,092	(43,455)	j	162,637	(30,495)	201		132,343

Costs and expenses:
Rental property operating expenses	35,609	42,933	80	b	78,622	(17,926)	j	60,696	(13,646)	—		47,050
Reimbursed expenses	870	—	—		870	—		870	—	—		870
Management company expenses	—	674	—		674	—		674	(674)	—		—
General and administrative expenses	8,492	6,999	—	c	15,491	—		15,491	—	(4,809)	l	10,682
Interest expense	7,414	16,915	612	d	24,941	(1,974)	j	22,967	(3,954)	(815)	m	18,198
Depreciation and amortization	31,969	41,940	(615)	e	73,294	(15,428)	j	57,866	(11,365)	4,266	n	50,767
Acquisition and related costs	19	—	—		19	—		19	—	—		19
Other	106	—	—		106	—		106	—	—		106

	84,479	109,461	77		194,017	(35,328)		158,689	(29,639)	(1,358)		127,692

Income (loss) from continuing operations before taxes, unconsolidated joint ventures, and sale of investment properties	6,772	1,847	3,456		12,075	(8,127)		3,948	(856)	1,559		4,651
Income tax expense	—	(575)	—		(575)	—		(575)	493	—		(82)
Income from unconsolidated joint ventures	1,834	249	31	f	2,114	—		2,114	—	—		2,114

Income (loss) from continuing operations before gain on sale of investment properties	8,606	1,521	3,487		13,614	(8,127)		5,487	(363)	1,559		6,683
Gain on sale of investment properties	14,190	63,020	—		77,210	—		77,210	—	—		77,210

Income (loss) from continuing operations	22,796	64,541	3,487		90,824	(8,127)		82,697	(363)	1,559		83,893
Income (loss) from discontinued operations:
Income from discontinued operations	—	—	—		—	8,127	j	8,127	—	(8,127)	o	—
Gain on sale from discontinued operations	—	—	—		—	—		—	—	—		—

	—	—	—		—	8,127		8,127	—	(8,127)		—

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(in thousands, except share data)

	Cousins Historical (1)	Parkway Historical (1)	Merger Adjustments		Merged Cousins Pro Forma Total Before Discontinued Operations	Cousins Discontinued Operations Adjustments (2)		Merged Cousins Pro Forma Total After Discontinued Operations	Parkway Houston Historical (3)	Spin-Off Adjustments		Post-Spin- Off Merged Cousins Pro Forma Total
Net income (loss)	22,796	64,541	3,487		90,824	—		90,824	(363)	(6,568)		83,893
Net income attributable to noncontrolling interests	—	(3,148)	(169)	g	(3,317)	—		(3,317)	—	320	p	(2,997)

Net income (loss) attributable to controlling interests	22,796	61,393	3,318		87,507	—		87,507	(363)	(6,248)		80,896
Dividends to preferred stockholders	—	—	—		—	—		—	—	—		—

Net income (loss) available to common stockholders	$22,796	$61,393	$3,318		$87,507	$—		$87,507	$(363)	$(6,248)		$80,896

Net income (loss)	$22,796	$64,541	$3,487		$90,824	$—		$90,824	$(363)	$(6,568)		$83,893
Other comprehensive loss	—	(4,287)	4,287	h	—	—		—	—	—		—

Comprehensive income (loss)	22,796	60,254	7,774		90,824	—		90,824	(363)	(6,568)		83,893
Comprehensive income (loss) attributable to noncontrolling interests	—	(2,969)	10	g	(2,959)	—		(2,959)	—	320		(2,639)

Comprehensive income (loss) attributable to common stockholders	$22,796	$57,285	$7,784		$87,865	$—		$87,865	$(363)	$(6,248)		$81,254

Per common share information—basic and diluted:
Income from continuing operations attributable to controlling interest	$0.11	$0.55			$0.22			$0.20				$0.21
Income from discontinued operations	—	—			—			0.02				—

Net income available to common stockholders	$0.11	$0.55			$0.22			$0.22				$0.21

Weighted average shares—basic	210,904	111,658		i	393,916		i	393,916			i	393,916

Weighted average shares—diluted	210,974	116,687		i	401,785		i	401,785			i	401,785

See accompanying notes

(1)	Historical financial information of Cousins and Parkway is derived from their respective Quarterly Reports filed on Form 10-Q for the three months ended March 31, 2016. Certain Parkway amounts have been reclassified to conform to Cousins’ financial statement presentation.
(2)	Reflects historical financial information for the three months ended March 31, 2016 for Cousins’ Houston properties to be contributed to New Parkway at consummation of the Separation.
(3)	Reflects historical financial information for the three months ended March 31, 2016 for Parkway’s Houston properties to be contributed to New Parkway at consummation of the Separation.

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(in thousands, except share data)

	Cousins Historical (1)	Parkway Historical (1)	Merger Adjustments		Merged Cousins Pro Forma Total Before Discontinued Operations	Cousins Discontinued Operations Adjustments (2)		Merged Cousins Pro Forma Total After Discontinued Operations	Parkway Houston Historical	Spin-Off Adjustments		Post-Spin Merged Cousins Pro Forma Total
Revenues:
Rental property revenues	$373,068	$452,597	$2,152	a	$827,817	$(177,890)	j	$649,927	$(108,507)	$9,536	k	$550,956
Fee income	7,297	10,321	—		17,618	—		17,618	(9,891)	—		7,727
Sale of condominium units	—	11,065	—		11,065	—		11,065	(11,065)	—		—
Other	1,278	903	—		2,181	—		2,181	(246)	300		2,235

	381,643	474,886	2,152		858,681	(177,890)		680,791	(129,709)	9,836		560,918

Costs and expenses:
Rental property operating expenses	156,157	173,241	319	b	329,717	(74,162)	j	255,555	(44,812)	—		210,743
Reimbursed expenses	3,430	—	—		3,430	—		3,430	—	—		3,430
Management company expenses	—	9,935	—		9,935	—		9,935	(9,935)	—		—
Cost of sales—condominium units	—	11,120	—		11,120	—		11,120	(11,120)	—		—
Loss on extinguishment of debt	—	6,062	—		6,062	—		6,062	—	—		6,062
General and administrative expenses	17,099	31,194	—	c	48,293	—		48,293	—	(12,664)	l	35,629
Interest expense	30,723	71,481	(2,462)	d	99,742	(7,988)	j	91,754	(16,088)	(2,367)	m	73,299
Depreciation and amortization	135,416	190,387	(13,480)	e	312,323	(63,791)	j	248,532	(55,570)	26,108	n	219,070
Acquisition and related costs	299	2,074	—		2,373	—		2,373	—	—		2,373
Other	1,000	5,400	—		6,400	—		6,400	—	—		6,400

	344,124	500,894	(15,623)		829,395	(145,941)		683,454	(137,525)	11,077		557,006

Income (loss) from continuing operations before taxes, unconsolidated joint ventures, and sale of investment properties	37,519	(26,008)	17,775		29,286	(31,949)		(2,663)	7,816	(1,241)		3,912
Benefit for income taxes from operations	—	(1,903)	—		(1,903)	—		(1,903)	1,635	—		(268)
Income from unconsolidated joint ventures	8,302	2,204	89	f	10,595	—		10,595	—	—		10,595

Income (loss) from continuing operations before gain on sale of investment properties	45,821	(25,707)	17,864		37,978	(31,949)		6,029	9,451	(1,241)		14,239
Gain on sale of investment properties	80,394	120,430	—		200,824	—		200,824	—	—		200,824

Income from continuing operations	126,215	94,723	17,864		238,802	(31,949)		206,853	9,451	(1,241)		215,063
Income (loss) from discontinued operations:
Income (loss) from discontinued operations	(35)	—	—		(35)	31,949	j	31,914	—	(31,949)	o	(35)
Gain (loss) on sale from discontinued operations	(551)	—	—		(551)	—		(551)	—	—		(551)

	(586)	—	—		(586)	31,949		31,363	—	(31,949)		(586)

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(in thousands, except share data)

	Cousins Historical (1)	Parkway Historical (1)	Merger Adjustments		Merged Cousins Pro Forma Total Before Discontinued Operations	Cousins Discontinued Operations Adjustments (2)		Merged Cousins Pro Forma Total After Discontinued Operations	Parkway Houston Historical	Spin-Off Adjustments		Post-Spin Merged Cousins Pro Forma Total
Net income	125,629	94,723	17,864		238,216	—		238,216	9,451	(33,190)		214,477
Net income attributable to noncontrolling interests	(111)	(27,388)	(871)	g	(28,370)	—		(28,370)	(7)	1,618	f	(26,759)

Net income attributable to controlling interests	125,518	67,335	16,993		209,846	—		209,846	9,444	(31,572)		187,718
Preferred share original issuance costs	—	—	—		—	—		—	—	—		—
Dividends to preferred stockholders	—	—	—		—	—		—	—	—		—

Net income available to common stockholders	$125,518	$67,335	$16,993		$209,846	$—		$209,846	$9,444	$(31,572)		$187,718

Net income	$125,629	$94,723	$17,864		$238,216	$—		$238,216	$9,451	$(33,190)		$214,477
Other comprehensive income	—	1,499	(1,499)	h	—	—		—	—	—		—

Comprehensive income	125,629	96,222	16,365		238,216	—		238,216	9,451	(33,190)		214,477
Comprehensive income attributable to noncontrolling interests	—	(28,920)	(934)	g	(29,854)	—		(29,854)	(7)	1,618		(28,243)

Comprehensive income attributable to common stockholders	$125,629	$67,302	$15,431		$208,362	$—		$208,362	$9,444	$(31,572)		$186,234

Per common share information—basic and diluted:
Income from continuing operations attributable to controlling interest	$0.58	$0.60			$0.53			$0.45				$0.48
Income from discontinued operations	—	—			—			0.08			i	—

Net income available to common stockholders	$0.58	$0.60			$0.53			$0.53			i	$0.48

Weighted average shares—basic	215,827	111,490		i	393,916		i	393,916				393,916

Weighted average shares—diluted	215,979	116,691		i	401,785		j	401,785				401,785

See accompanying notes

(1)	Historical financial information of Cousins and Parkway is derived from their respective Annual Reports filed on Form 10-K for the year ended December 31, 2015. Certain Parkway amounts have been reclassified to conform to Cousins’ financial statement presentation.
(2)	Reflects historical financial information for the year ended December 31, 2015 for Cousins’ Houston properties to be contributed to New Parkway at consummation of the Separation.
(3)	Reflects historical financial information for the year ended December 31, 2015 for Parkway’s Houston properties to be contributed to New Parkway at consummation of the Separation.

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(in thousands, except share data)

	Cousins Historical (1)	Cousins Discontinued Operations Adjustments (2)		Cousins Pro Forma Total (3)
Revenues:
Rental property revenues	$343,910	$(184,536)	j	$159,374
Fee income	12,519	—		12,519
Other	4,954	(31)	j	4,923

	361,383	(184,567)		176,816

Costs and expenses:
Rental property operating expenses	155,934	(79,625)	j	76,309
Reimbursed expenses	3,652	—		3,652
General and administrative expenses	19,969	—		19,969
Interest expense	29,110	(8,127)	j	20,983
Depreciation and amortization	140,018	(77,760)	j	62,258
Acquisition and related costs	1,130	—		1,130
Other	3,544	—		3,544

	353,357	(165,512)		187,845

Income from continuing operations before taxes, unconsolidated joint ventures, and sale of investment properties	8,026	(19,055)		(11,029)
Benefit for income taxes from operations	20	—		20
Income from unconsolidated joint ventures	11,268	—		11,268

Income from continuing operations before gain on sale of investment properties	19,314	(19,055)		259
Gain on sale of investment properties	12,536	—		12,536

Income from continuing operations	31,850	(19,055)		12,795
Income from discontinued operations:
Income from discontinued operations	1,800	19,055	j	20,855
Gain on sale from discontinued operations	19,358	—		19,358

	21,158	19,055		40,213

Net income	53,008	—		53,008
Net income attributable to noncontrolling interests	(1,004)	—		(1,004)

Net income attributable to controlling interests	52,004	—		52,004
Preferred share original issuance costs	(3,530)	—		(3,530)
Dividends to preferred stockholders	(2,955)	—		(2,955)

Net income available to common stockholders	$45,519	$—		$45,519

Per common share information—basic and diluted:
Income from continuing operations attributable to controlling interest	$0.12			$0.02
Income from discontinued operations	0.10			0.20

Net income available to common stockholders	$0.22			$0.22

Weighted average shares—basic	204,216			204,216

Weighted average shares—diluted	204,460			204,460

See accompanying notes

(1)	Historical financial information is derived Cousins’ Annual Report filed on Form 10-K for the year ended December 31, 2014.
(2)	Represents historical financial information for the year ended December 31, 2014 for Cousins’ Houston properties to be contributed to New Parkway at consummation of the Spin-Off.
(3)	Reflects adjustments to Cousins’ historical results of operations related to the reclassification of Cousins’ Houston properties as discontinued operations. No adjustments associated with the Merger or Spin-Off are reflected herein.

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands, except share data)

	Cousins Historical (1)	Cousins Discontinued (2)		Cousins Pro Forma Total (3)
Revenues:
Rental property revenues	$194,420	$(72,696)	j	$121,724
Fee income	10,891	—		10,891
Other	5,430	(11)	j	5,419

	210,741	(72,707)		138,034

Costs and expenses:
Rental property operating expenses	90,498	(31,759)	j	58,739
Reimbursed expenses	5,215	—		5,215
General and administrative expenses	22,460	—		22,460
Interest expense	21,709	(2,618)	j	19,091
Depreciation and amortization	76,277	(29,146)	j	47,131
Acquisition and related costs	7,484	(3,858)		3,626
Other	3,693	—		3,693

	227,336	(67,381)		159,955

Loss from continuing operations before taxes, unconsolidated joint ventures, and sale of investment properties	(16,595)	(5,326)		(21,921)
Benefit for income taxes from operations	23	—		23
Income from unconsolidated joint ventures	67,325	—		67,325

Income from continuing operations before gain on sale of investment properties	50,753	(5,326)		45,427
Gain on sale of investment properties	61,288	—		61,288

Income from continuing operations	112,041	(5,326)		106,715
Income from discontinued operations:
Income from discontinued operations	3,299	5,326	j	8,625
Gain on sale from discontinued operations	11,489	—		11,489

	14,788	5,326		20,114

Net income	126,829	—		126,829
Net income attributable to noncontrolling interests	(5,068)	—		(5,068)

Net income attributable to controlling interests	121,761	—		121,761
Preferred share original issuance costs	(2,656)	—		(2,656)
Dividends to preferred stockholders	(10,008)	—		(10,008)

Net income available to common stockholders	$109,097	$—		$109,097

Per common share information—basic and diluted:
Income from continuing operations attributable to controlling interest	$0.66			$0.62
Income from discontinued operations	0.10			0.14

Net income available to common stockholders	$0.76			$0.76

Weighted average shares—basic	144,255			144,255

Weighted average shares—diluted	144,420			144,420

See accompanying notes

(1)	Historical financial information is derived from Cousins’ Annual Report filed on Form 10-K for the year ended December 31, 2013.
(2)	Represents historical financial balances for the year ended December 31, 2013 for Cousins’ Houston properties to be contributed to New Parkway at consummation of the Spin-Off.
(3)	Reflects adjustments to Cousins’ historical results of operations related to the reclassification of Cousins’ Houston properties as discontinued operations. No adjustments associated with the Merger or Spin-Off are reflected herein.

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands unless otherwise noted)

Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

The unaudited pro forma consolidated balance sheet as of March 31, 2016 reflects the following adjustments:

A. Real Estate Tangible and Intangible Assets and Liabilities

Merger with Parkway

The real estate assets acquired in connection with the Merger are reflected in the unaudited pro forma consolidated balance sheet of Cousins at a preliminary fair market value. The preliminary fair market value is based, in part, on a valuation prepared by Cousins with assistance of a third party valuation advisor. The acquired assets and assumed liabilities for an acquired operating property generally include, but are not limited to: land, buildings and improvements, identified tangible and intangible assets and liabilities associated with in-place leases, including tenant improvements, leasing costs, value of above-market and below-market leases, and value of acquired in-place leases.

The adjustments reflected in the unaudited consolidated balance sheet for real estate assets, intangible assets and intangible liabilities represent the differences between the preliminary fair market value of consolidated properties acquired by Cousins in connection with the Merger, and Parkway’s historical balances, which are presented as follows:

	Parkway Consolidated Properties as of March 31, 2016
	Fair Market Value	Parkway Historical	Adjustments as a Result of Merger
Operating properties	$3,221,522	$2,860,338	$361,184
Land	11,835	23,651	(11,816)

Real estate assets	3,233,357	2,883,989	349,368
Intangible assets, net	584,650	278,393	306,257
Premium on notes payable	(15,881)	(16,463)	582
Intangible liabilities, net	(89,203)	(59,046)	(30,157)

Total	$3,712,923	$3,086,873	$626,050

Fair value is based on estimated cash flow projections that utilize available market information and discount and/or capitalization rates as appropriate. The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings, tenant improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information. The fair value of the above-market or below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. The fair value of acquired in-place leases is derived based on assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. This fair value is based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases; (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period; and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period.

The fair values of notes payable assumed in connection with the Merger were based on discounted cash flow analysis using the current market borrowing rates for similar types of borrowing arrangements as of the measurement dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

Spin-Off of New Parkway

Parkway’s portion of the Houston Business to be distributed in connection with the Spin-Off are reflected in the unaudited pro forma consolidated balance sheet of Cousins at a preliminary fair market value. The preliminary fair market value is based on a valuation prepared by Cousins with the assistance of a third-party valuation advisor. The Spin-Off adjustments reflected in the unaudited consolidated balance sheet for real estate assets, intangible assets and intangible liabilities represent the differences between the fair market value of Parkway’s portion of the Houston Business acquired by Cousins in connection with the Merger (for more information, see Merger with Parkway above) and Parkway’s historical balances for Parkway’s portion of the Houston Business, which are presented as follows:

	Parkway Houston Properties as of March 31, 2016
	Parkway Houston Historical	Fair Market Value of Parkway Houston	Adjustments as a Result of Merger
Operating properties	$748,062	$596,529	$151,533
Land	12,500	5,835	6,665

Real estate assets	760,562	602,364	158,198
Intangible assets, net	58,837	125,097	(66,260)
Premium on notes payable	(4,972)	(4,069)	(903)
Intangible liabilities, net	(20,938)	(20,396)	(542)

Total	$793,489	$702,996	$90,493

B. Cash and Notes Payable

In connection with the Merger and the Spin-Off, Parkway has entered into a debt commitment letter pursuant to which Wells Fargo Bank, National Association, Bank of America, N.A. and JPMorgan Chase Bank, N.A. have agreed to provide to New Parkway LP a senior secured term loan facility in an aggregate principal amount of up to $350 million, and a senior secured revolving credit facility in an aggregate principal amount of up to $50 million, that may be increased to $100 million subject to the satisfaction of certain conditions. Per the terms of the commitment letter, the New Parkway Credit Facilities will have a term of three years.

At the effective time of the Merger, but prior to the Spin-Off, the New Parkway Term Loan will be funded. The proceeds of the New Parkway Term Loan will be used to fund a $200 million distribution to the partners of New Parkway LP, who will in turn cause such funds to be contributed to Cousins LP, which will use the funds to repay certain indebtedness of Cousins and its subsidiaries, including Parkway’s existing credit facilities. The remaining $150 million of proceeds from the New Parkway Term Loan will be retained by New Parkway LP under the New Parkway Credit Facilities following consummation of the Spin-Off. These remaining proceeds from the New Parkway Term Loan and future proceeds from the Houston Revolving Credit Facility will be used for general corporate purposes of New Parkway following the Spin-Off.

Notes payable is further adjusted for the payoffs of the $114.2 million mortgage debt secured by CityWestPlace I & II and the $47.9 million mortgage debt secured by Lincoln Place that occurred in April 2016.

The Merger adjustment to cash in the unaudited pro forma consolidated balance sheet is comprised of the following as of March 31, 2016:

New Parkway Term Loan proceeds	$350,000
Repayment of Parkway indebtedness	(200,000)
Repayment of CityWestPlace I & II and Lincoln Place mortgage indebtedness	(162,093)

Total	$(12,093)

The Spin-Off adjustment to Cash in the unaudited pro forma consolidated balance sheet is comprised of the following as of March 31, 2016:

Elimination of remaining New Parkway Term Loan proceeds after repayment of Parkway indebtedness	$(150,000)
Cash payment by Cousins for New Parkway non-voting preferred stock	(5,000)

Total	$(155,000)

The Merger adjustment to Notes Payable in the unaudited pro forma consolidated balance sheet is comprised of the following as of March 31, 2016:

New Parkway Term Loan	$350,000
Repayment of Parkway indebtedness	(200,000)
Repayment of CityWestPlace I & II and Lincoln Place mortgage indebtedness	(162,093)
Above-market debt value	(582)
New Parkway Credit Facilities deferred financing costs	(3,325)

Total	$(16,000)

The Spin-Off adjustment to Notes Payable in the unaudited pro forma condensed consolidated balance sheet is comprised of the following as of March 31, 2016:

New Parkway Term Loan	$(350,000)
Reversal of duplicate adjustment for repayment of CityWestPlace I & II debt	114,193
Above-market debt value	903
New Parkway Credit Facilities deferred financing costs	3,325

Total	$(231,579)

C. Deferred Rents Receivable

Straight-lining of rent pursuant to the underlying leases associated with the real estate acquired in connection with the Merger will commence at the effective time of the Merger; therefore the balance of deferred rent included on Parkway’s historical balance sheet has been eliminated.

D. Investment in Unconsolidated Joint Ventures

Represents the difference between the preliminary fair market value of unconsolidated properties acquired by Cousins in connection with the Merger and Parkway’s historical valuation as of March 31, 2016 (for more information, see note A. on preliminary fair market values of properties acquired in the Merger).

E. Accounts Payable and Accrued Expenses

Represents non-recurring transaction costs to be paid by Cousins or Parkway directly attributable to the Merger. These transaction costs, consisting primarily of fees for investment bankers, legal, accounting, tax and other professional services, are factually supportable because such amounts are based on reliable, documented evidence such as invoices for costs incurred to date and estimates from third-parties for additional costs expected to be incurred until the Merger. Such costs are non-recurring in nature and directly related to the Merger and, therefore, are reflected as a reduction to equity and not included in the unaudited pro forma consolidated statements of operations.

F. Other Liabilities

Represents the elimination of the fair value of Parkway’s interest rate swaps as of March 31, 2016, which will be terminated at the effective time of the Merger. Interest rate swap breakage costs are included as non-recurring transaction costs directly attributable to the Merger (for more information, see notes E. and I.).

G. Common Stock and Limited Voting Preferred Stock

Represents the issuance of shares of Cousins common stock with a par value of $1.00 per share and a market value of $10.38 per share as of March 31, 2016, the date of the unaudited pro forma consolidated balance sheet, at a conversion ratio of 1.63 to 1.0, to holders of Parkway common stock at the effective time of the Merger. Additionally, represents the issuance of shares of Cousins limited voting preferred stock, with a par value of $1.00 per share to holders of Parkway, at a conversion ratio of 1.63 to 1.0, to holders of Parkway limited voting stock at the effective time of the Merger. These amounts will be adjusted at the effective time of the Merger to reflect the number of Parkway shares then issued and outstanding and the then per share market value of Cousins common stock.

As of March 31, 2016
Outstanding shares of Parkway common stock—historical basis (in 000s)	111,713
Parkway equity-based awards converted into Parkway common stock (in 000s)	1,053

Outstanding shares of Parkway common stock (in 000s)	112,766

Exchange Ratio	1.63

Shares of Cousins common stock to be issued—pro forma basis (in 000s)	183,809
Cousins par value per share	$1.00

Par value of Cousins common stock to be issued—pro forma basis	$183,809
Par value of Parkway common stock—historical basis	$(112)

Pro forma adjustment to common stock	$183,697

Outstanding shares of Parkway limited voting stock—historical basis (in 000s)	4,213
Exchange Ratio	1.63

Shares of Cousins limited voting preferred stock to be issued—pro forma basis (in 000s)	6,867
Cousins par value per share	$1.00

Pro forma adjustment to preferred stock	$6,867

Shares of Cousins common stock to be issued—pro forma basis (in 000s)	183,809
Shares of Cousins limited voting preferred stock to be issued—pro forma basis (in 000s)	6,867

Total shares of Cousins to be issued for Parkway stock—pro forma basis	190,676
Additional paid-in capital ($10.38 per shares less $1.00 par value per share)	$9.38

Additional paid-in capital Cousins stock to be issued—pro forma basis	$1,788,541
Parkway additional paid-in capital—historical basis	$(1,856,271)

Pro forma adjustments to additional paid-in capital	$(67,730)

H. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss included on Parkway’s historical balance sheet represents the effect of their interest rate swaps. As discussed in note F. above, Cousins will terminate Parkway’s interest rate swaps on the effective time of the Merger.

I. Distributions in Excess of Cumulative Net Income

Represents the elimination of Parkway’s accumulated deficit of $419.6 million as of March 31, 2016 and an adjustment of $69.4 million to increase distributions in excess of cumulative net income for non-recurring transaction costs directly attributable to the Merger that have not yet been expensed in the historical statements of operations or accrued in the historical balance sheets used as the starting point for the pro forma financial statements (for more information, see note E.).

J. Nonredeemable Noncontrolling Interests

Represents adjustments to noncontrolling interests as a result of marking properties held by consolidated joint ventures to preliminary fair market value and the conversion of Parkway LP’s outstanding operating units not held by Parkway by the exchange ratio. For more information, see Schedule 1 of Exhibit B to the Merger Agreement for more information regarding the equity capitalization steps of the Merger and Spin-Off.

The Merger adjustment to Nonredeemable Noncontrolling Interest in the unaudited pro forma consolidated balance sheet is comprised of the following as of March 31, 2016:

Pro forma noncontrolling interest adjustment	$8,441
Pro forma Parkway LP operating partnership unit value	81,683
Historical Parkway LP operating partnership unit value	(86,309)

Total	$3,815

K. Deferred Rents Receivable

Represents the reversal of duplicate adjustments to eliminate straight-line rent receivable related to the underlying leases associated with Parkway’s Houston properties included in the Spin-Off (for more information, see note C. above and the adjustment to Deferred Rents Receivable in the Parkway Houston Historical column on the unaudited pro forma consolidated balance sheet).

L. Other Assets

Represents the non-voting preferred stock of New Parkway acquired by Cousins LP in exchange for a $5 million contribution from Cousins LP to New Parkway in connection with the Separation, the UPREIT Reorganization and the Spin-Off, which is reflected as a capital contribution in the Spin-Off Adjustments to Distributions in Excess of Cumulative Net Income.

M. Accounts Payable and Accrued Expenses

Represents non-recurring transaction costs to be paid by Cousins or Parkway directly attributable to the Spin-Off. These transaction costs, consisting primarily of fees for accounting, tax and other professional services, are factually supportable because such amounts are based on reliable, documented evidence such as invoices for costs incurred to date and estimates from third parties for additional costs expected to be incurred until the Spin-Off. Such costs are non-recurring in nature and directly related to the Spin-Off and, therefore, are reflected as an adjustment to equity and not included in the unaudited pro forma consolidated statements of operations.

N. Distributions in Excess of Cumulative Net Income

Represents (1) the elimination of distributions in excess of cumulative net income related to the Houston Business as of March 31, 2016, (2) the distribution of net equity of the Houston Business by Cousins in connection with the Separation and the UPREIT Reorganization, and (3) an increase to distributions in excess of cumulative net income for non-recurring transaction costs directly attributable to the Spin-Off that have not yet been expensed in the historical statements of operations or accrued in the historical balance sheets used as the starting point for the pro forma financial statements. The net equity value of the Houston Business represents the combined historical distributions in excess of cumulative net income of Cousins Houston and Parkway Houston in addition to the combined effect on net assets of the other Spin-Off Adjustments.

As of March 31, 2016
Historical distributions in excess of cumulative net income—Cousins Houston	$938,911
Historical distributions in excess of cumulative net income—Parkway Houston	418,690
Net equity value of Houston Business distributed in Spin-Off	(1,080,446)
Non-recurring transaction costs	(12,735)

Pro forma adjustment	$264,420

O. Nonredeemable Noncontrolling Interests

Represents elimination of noncontrolling interests associated with the assets and liabilities of the Houston Business distributed in connection with the Spin-Off. As of March 31, 2016, noncontrolling interests consisted of 7.9 million of pro forma limited partnership units of Parkway LP, which were adjusted to fair market value based on $10.38 per share of Cousins common stock as of March 31, 2016, the date of the unaudited pro forma combined balance sheet:

As of March 31, 2016
Outstanding operating partnership units of Parkway LP– historical basis	4,828
Exchange Ratio	1.63

Limited partnership units	7,869
Closing price of Cousins common stock as of March 31, 2016	$10.38

Pro forma adjustment	$81,680

Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2015 and three months ended March 31, 2016

The historical amounts include Cousins’ and Parkway’s actual operating results for the periods presented, as filed with the SEC on their respective Forms 10-K and Forms 10-Q, which are incorporated in this joint proxy statement/prospectus by reference. The pro forma adjustments to historical amounts, including rental property revenue, rental property operating expenses, general and administrative expenses, interest expense and depreciation and amortization, are presented in the unaudited pro forma consolidated statements of operations for the year ended December 31, 2015 and three months ended March 31, 2016 assuming the Merger and Spin-Off occurred on January 1, 2015 (which we refer to as the “Pro Forma Effective Date”). The following are the explanations for the adjustments to revenues, costs and expenses, and income from unconsolidated joint ventures included in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2015 and three months ended March 31, 2016:

Merger Adjustments

a. Rental Property Revenues

The historical rental property revenues for Cousins and Parkway represent contractual, straight-line rents and amortization of above and below-market rents associated with the leases in effect during the periods presented. The adjustments included in the unaudited pro forma consolidated statements of operations are presented to adjust contractual rental property revenue to a straight-line basis and to amortize above and below-market rents in accordance with Accounting Standards Codification 805-10, Business Combinations, as if the Merger had occurred on January 1, 2015.

The following tables summarize the adjustments made to rental property revenues for the real estate properties acquired as part of the Merger for the three months ended March 31, 2016 and year ended December 31, 2015:

Three Months Ended March 31, 2016
Adjustment to straight-line rent	$3,348
(Above)/below market rent	185

Total	$3,533

Year Ended December 31, 2015
Adjustment to straight-line rent	$9,385
(Above)/below market rent	(7,233)

Total	$2,152

b. Rental Property Operating Expenses

Represents amortization of below-market ground leases assumed in connection with the Merger. Below-market ground lease values are based on preliminary fair market value and are amortized on a straight-line basis into rental property operating expenses over the remaining terms of the applicable leases.

c. General and Administrative Expenses

Cousins and Parkway have certain duplicative general and administrative expenses that have not been eliminated as part of the pro forma adjustments in the unaudited pro forma consolidated statements of operations. Cousins anticipates that it will have cost savings, as certain duplicative general and administrative expenses will not be incurred subsequent to the Merger. These duplicative general and administrative expenses include, but are not limited to, compensation and employee related expense, accounting and other professional fees, board of director fees, professional liability insurance premiums, and other office related expenses. Management estimates annualized duplicative general and administrative expenses to be approximately $18 million, as a result of the Merger.

d. Interest Expense

The adjustments to interest expense related to the Merger represent the (1) the impact of the $350 million funding of the New Parkway Term Loan (for more information, see note B. above), (2) the repayment of $200 million of certain indebtedness of Cousins and its subsidiaries, including Parkway’s existing credit facilities, with proceeds from the New Parkway Term Loan (for more information, see note B. above), (3) amortization of deferred financing costs related to the placement of the New Parkway Credit Facilities, (4) the elimination of the impact of Parkway’s interest rate swaps (for more information, see note F. above), (5) amortization of above-

market debt values created by marking the assumed Parkway debt to fair market value and (6) the repayment of debt secured by CityWestPlace I & II and Lincoln Place (for more information, see note B. above).

The New Parkway Term Loan will bear interest at London Interbank Offered rate (“LIBOR”) plus a spread that ranges from 2.50% to 3.50% per annum (“Margin”) based on the ratio of total indebtedness to total asset value. Based upon management’s expectation of the ratio of indebtedness to total assets of New Parkway after the Spin-Off, the New Parkway Term Loan bears interest at LIBOR plus a spread of 3.00% for purposes of pro forma adjustments. At March 31, 2016 and December 31, 2015, LIBOR was approximately 0.43% and 0.19%, respectively, for a total pro forma borrowing rate of approximately 3.43% and 3.19%, respectively. A 0.125% change in LIBOR would result in a change in pro forma interest expense on the New Parkway Term Loan of approximately $400,000 per year. A 0.50% change in the Margin would result in a change in pro forma interest expense on the New Parkway Term Loan of approximately $1.8 million per year.

The following tables summarize the adjustments to the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2016 and year ended December 31, 2015 to reflect the impact to interest expense of the New Parkway Credit Facilities activity, the elimination of Parkway’s interest rate swaps and the amortization of above-market debt:

Three Months Ended March 31, 2016
Pro forma interest on New Parkway Credit Facilities	$3,003
Pro forma interest expense savings on Cousins’ $200 million repayment	(766)
Pro forma amortization of New Parkway Credit Facilities financing costs	278
Pro forma elimination of interest rate swap interest expense	(1,389)
Pro forma amortization of above-market debt	(1,722)
Historical interest expense on CityWestPlace I & II and Lincoln Place debt	(2,208)

Total	(2,804)
Historical Parkway amortization of above-market debt	3,416

Increase in interest expense	$612

Year Ended December 31, 2015
Pro forma interest on New Parkway Credit Facilities	$11,160
Pro forma interest expense savings on Cousins’ $200 million repayment	(2,577)
Pro forma amortization of New Parkway Credit Facilities financing costs	1,107
Pro forma elimination of interest rate swap interest expense	(8,997)
Pro forma amortization of above-market debt	(6,264)
Historical interest expense on CityWestPlace I & II and Lincoln Place debt	(8,916)

Total	(14,487)
Historical Parkway amortization of above-market debt	12,025

Decrease in interest expense	$(2,462)

e. Depreciation and Amortization Expense

Depreciation and amortization is calculated, for purposes of the unaudited pro forma consolidated statements of operations, based on estimated useful lives for building and site improvements, and the remaining contractual, in-place lease term for intangible lease assets and liabilities. Cousins uses the straight-line method for all depreciation and amortization. The useful life of a particular building depends upon a number of factors including the condition of the building upon acquisition. For purposes of the unaudited pro forma consolidated statements of operations, the general range of useful lives for buildings is 31 to 40 years; the general range of useful lives for site improvements is seven to 16 years; and the general range of remaining contractual, in-place lease terms was three to nine years. As Cousins would have commenced depreciation and amortization on January 1, 2015, the depreciation and amortization expense included in the Parkway historical financial statements has been reversed so that the unaudited pro forma consolidated statements of operations reflect the depreciation and amortization that Cousins would have recorded.

The following tables summarize pro forma depreciation and amortization by asset category for the properties acquired in the Merger that would have been recorded for the three months ended March 31, 2016 and year ended December 31, 2015 less the reversal of depreciation and amortization included in Parkway’s historical financial statements:

Three Months Ended March 31, 2016
Building and site improvements	$19,305
In-place leases	22,020
Less: Parkway historical depreciation and amortization	(41,940)

Reduction in depreciation and amortization expense	$(615)

Year Ended December 31, 2015
Building and site improvements	$88,320
In-place leases	88,587
Less: Parkway historical depreciation and amortization	(190,387)

Reduction in depreciation and amortization expense	$(13,480)

f. Income from Unconsolidated Joint Ventures

Represents adjustments to contractual rental property revenues of properties owned by unconsolidated joint ventures to a straight-line basis as if the Merger had occurred on January 1, 2015.

g. Net Income and Comprehensive Income Attributable to Noncontrolling Interests

Represents the share of pro forma adjustments to net income and comprehensive income allocable to noncontrolling interests and Parkway LP operating partnership units held by unaffiliated parties.

h. Other Comprehensive Income (Loss)

Other comprehensive income (loss) included on Parkway’s historical consolidated statements of operations represents the effect of Parkway’s interest rate swaps, which will be terminated at the effective time of the Merger (for more information, see note F. above). The adjustments in the unaudited pro forma consolidated statements of operations represent the elimination of the effect of the interest rate swaps.

i. Weighted-Average Shares

The following table summarizes the pro forma weighted-average shares of common stock outstanding as if the Merger occurred on March 31, 2016 (for more information, see note G. above):

Three Months Ended March 31, 2016 (share amounts in thousands)

Cousins weighted-average common shares outstanding—historical basis	220,436
Shares of common stock issued to Parkway stockholders—pro forma basis	183,809

Total outstanding shares of common stock—pro forma basis	404,245

Less: Treasury stock shares	(10,329)

Weighted-average shares of common stock—basic	393,916

Effect of conversion and exchange of Parkway LP Operating Partnership Units	7,869

Weighted-average shares of common stock—diluted	401,785

j. Income from Discontinued Operations

Represents adjustments to reclassify the operations of Cousins’ Houston properties as a discontinued operation in accordance with Accounting Standards Codification 205-20 and Financial Reporting Manual Section 3230.2.

Spin-Off Adjustments

k. Rental Property Revenues

Represents the elimination of straight-line rents and amortization of above and below-market rent associated with the leases of Parkway’s portion of the Houston Business, which are included in pro forma rental property revenues for Cousins after giving effect to the Merger (for more information, see note a. above).

The following tables summarize the adjustments made to rental property revenues for the distribution of Parkway’s Houston properties for the three months ended March 31, 2016 and year ended December 31, 2015:

Three Months Ended March 31, 2016
Pro forma Parkway Houston straight-line rent adjustment	$(3,085)
Pro forma (above)/below market rent adjustment	(636)
Historical Parkway Houston amounts	3,847

Total	$126

Year Ended December 31, 2015
Pro forma Parkway Houston straight-line rent adjustment	$(18,991)
Pro forma (above)/below market rent adjustment	(2,546)
Historical Parkway Houston amounts	31,073

Total	$9,536

l. General and Administrative Expenses

Represents general and administrative expenses recorded in the combined financial statements of Cousins’ portion of the Houston Business and general and administrative expenses recorded in the combined financial statements of the Parkway portion of the Houston Businesses and the Third-Party Services Business for the applicable periods. Management does not believe that such expenses will be incurred by Cousins subsequent to the Merger and the Spin-Off.

m. Interest Expense

Represents the elimination of pro forma interest expense and pro forma amortization of deferred financing costs related to the New Parkway Credit Facilities and pro forma amortization of above-market debt values created by marking the assumed debt of Parkway’s Houston properties to fair market value (for more information, see notes B. and d. above).

The following tables summarize the adjustments to the unaudited pro forma consolidated statements of operations to reflect the New Parkway Credit Facilities activity, amortization of Parkway’s Houston properties’ above-market debt and repayment of debt secured by CityWestPlace I & II:

Three Months Ended March 31, 2016
Elimination of pro forma interest on New Parkway Credit Facilities	$(3,003)
Elimination of pro forma amortization of deferred financing costs	(277)
Elimination of pro forma amortization of above-market debt	(322)

Total	(3,602)
Historical Parkway Houston amortization of above-market debt	1,010
Historical interest expense on CityWestPlace I & II debt	1,777

Reduction in interest expense	$(815)

Year Ended December 31, 2015
Elimination of pro forma interest on New Parkway Credit Facilities	$(11,160)
Elimination of pro forma amortization of deferred financing costs	(1,108)
Elimination of pro forma amortization of above-market debt	(1,282)

Total	(13,550)
Historical Parkway Houston amortization of above-market debt	3,991
Historical interest expense on CityWestPlace I & II debt	7,192

Reduction in interest expense	$(2,367)

n. Depreciation and Amortization

Represents the elimination of pro forma depreciation and amortization related to assets and liabilities of Parkway’s portion of the Houston Business, which is included in the unaudited pro forma consolidated statements of operations after giving effect to the Merger (for more information, see note e. above).

The following tables summarize depreciation and amortization by asset category for Parkway’s Houston properties less the historical depreciation and amortization associated with Parkway’s Houston properties for the three months ended March 31, 2016 and year ended December 31, 2015:

Three Months Ended March 31, 2016
Parkway Houston building and site improvements	$(3,261)
Parkway Houston in-place leases	(4,104)
Parkway Houston historical depreciation and amortization	11,631

Pro forma depreciation and amortization expense adjustment	$4,266

Year Ended December 31, 2015
Parkway Houston building and site improvements	$(13,043)
Parkway Houston in-place leases	(16,419)
Parkway Houston historical depreciation and amortization	55,570

Pro forma depreciation and amortization expense adjustment	$26,108

o. Income from Discontinued Operations

Represents the elimination of pro forma income from discontinued operations related to Cousins’ Houston properties for more information, (see note j).

p. Net Income Attributable to Noncontrolling Interests

Represents share of pro forma adjustments to net income allocable to operating partnership units held by outsiders.

q. Dividend Income on Non-voting Preferred Stock

Represents pro forma dividend income on $5 million non-voting preferred stock of New Parkway acquired by Cousins LP (see Note K) at an assumed annual rate of 6% based on management’s best estimate of the applicable market rate for such an instrument.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—NEW PARKWAY

As of and for the Three Months Ended March 31, 2016 and for the Year Ended December 31, 2015

On April 28, 2016, Cousins, Parkway, Parkway LP and Clinic Sub Inc. entered into the Merger Agreement, pursuant to which Parkway will merge with and into Clinic Sub Inc., with Clinic Sub Inc. continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Cousins. Pursuant to the Merger Agreement, at the effective time of the Merger, each share of Parkway common stock will be converted into the right to receive 1.63 newly issued shares of Cousins common stock, and each share of Parkway limited voting stock will be converted into the right to receive 1.63 newly issued shares of Cousins limited voting preferred stock, having terms materially unchanged from the terms of the Parkway limited voting stock. Upon consummation of the Merger, New Parkway will initially be a wholly owned subsidiary of Cousins. Immediately after the effective time of the Merger, New Parkway’s businesses will be separated from the remainder of Cousins’ businesses through the Separation and the UPREIT Reorganization. On the business day following the closing of the Merger, subject to the satisfaction or waiver of the conditions to the Spin-Off, all of the outstanding shares of New Parkway common stock and New Parkway limited voting stock will be distributed pro rata to the holders of Cousins common stock and Cousins limited voting preferred stock, respectively, including legacy Parkway common and limited voting stockholders.

The following unaudited pro forma combined financial statements as of and for the three months ended March 31, 2016 and for the year ended December 31, 2015 have been derived from the historical combined financial statements of Cousins Houston and Parkway Houston included elsewhere in this joint proxy statement/prospectus.

The following unaudited pro forma combined financial statements give effect to the following:

•	the Merger, the Separation, the UPREIT Reorganization and the Spin-Off;

•	New Parkway’s anticipated post-Separation capital structure which includes proceeds from the $350.0 million New Parkway Term Loan, $150.0 million of which New Parkway LP will retain;

•	Cousins’, or a subsidiary of Cousins’, contribution of $5 million to New Parkway in exchange for shares of New Parkway non-voting preferred stock; and

•	the payoff of the $114.0 million mortgage debt secured by CityWestPlace I & II by Parkway that occurred on April 6, 2016.

The unaudited pro forma combined balance sheet assumes the Separation and the related transactions occurred on March 31, 2016. The unaudited pro forma combined statements of operations presented for the three months ended March 31, 2016, and for the year ended December 31, 2015, assume the Separation, the related transactions and the payoff of the $114.0 million mortgage debt secured by CityWestPlace I & II by Parkway on April 6, 2016 occurred on January 1, 2015. The pro forma adjustments are based on currently available information and assumptions New Parkway believes are reasonable, factually supportable, directly attributable to the Separation, the Spin-Off, and for purposes of the statements of operations, are expected to have a continuing impact on New Parkway’s business. New Parkway’s unaudited pro forma combined financial statements and explanatory notes present how New Parkway’s financial statements may have appeared had New Parkway completed the above transactions as of the dates noted above.

The Merger will be accounted for as a “purchase,” as that term is used under GAAP, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Parkway as of the effective time of the Merger will be recorded at their respective fair values and added to those of Cousins. Any excess of purchase price over the fair values is recorded by Cousins as goodwill. The separation of the assets and liabilities related to New Parkway’s businesses from the remainder of Cousins’ businesses in the Separation and the UPREIT

Reorganization will be at Cousins’ carryover basis after adjusting the Parkway Houston assets to fair value. As a result, future financial statements of New Parkway will initially reflect carryover basis for Cousins Houston and fair value basis for Parkway Houston.

The following unaudited pro forma combined financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to New Parkway’s unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements are presented for illustrative purposes only and do not purport to reflect the results New Parkway may achieve in future periods or the historical results that would have been obtained had the above transactions been completed on January 1, 2015 or as of March 31, 2016, as the case may be. The unaudited pro forma combined financial statements also do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above.

The unaudited pro forma combined financial statements do not indicate results expected for any future period. The unaudited pro forma combined financial statements are derived from and should be read in conjunction with the historical combined financial statements and accompanying notes of Parkway Houston and Cousins Houston appearing elsewhere in this joint proxy statement/prospectus.

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF MARCH 31, 2016

(in thousands, except share data)

(Unaudited)

	Cousins Houston Historical(1)	Parkway Houston Historical	Adjustments		Totals
Assets
Real estate related investments:
Office properties, net	$1,083,270	$748,950	$(98,141)	A	$1,734,079

Cash and cash equivalents	1,362	11,938	155,000	B	168,300
Receivables and other assets	32,606	78,144	(52,197)	C	58,553
Intangible assets, net	68,255	21,628	39,527	A	129,410
Management contract intangibles, net	—	189	—		189

Total assets	$1,185,493	$860,849	$44,189		$2,090,531

Liabilities
Mortgage notes payable, net	$180,124	$394,136	$(115,096)	D	$459,164
Notes payable to banks, net	—	—	346,675	B	346,675
Accounts payable and other liabilities	26,913	27,085	—		53,998
Below market leases, net	39,545	20,938	(542)	A	59,941

Total liabilities	$246,582	$442,159	$231,037		$919,778

Equity
Stockholders’ equity:
Common stock $.001 par value, 404,245,000 shares pro forma	—	—	404	E	404
Limited voting stock $.001 par value, 6,867,360 shares pro forma	—	—	7	E	7
Non-voting preferred stock $100,000 liquidation preference, 50 shares pro forma	—	—	5,000	F	5,000
Cousins Houston	938,911	—	(938,911)	G	—
Parkway Houston	—	418,690	(418,690)	G	—
Additional paid in capital	—	—	1,083,662	G	1,083,662

Total stockholders’ equity	938,911	418,690	(268,528)		1,089,073

Noncontrolling interests	—	—	81,680	H	81,680

Total equity	938,911	418,690	(186,848)		1,170,753

Total liabilities and equity	$1,185,493	$860,849	$44,189		$2,090,531

(1)	Certain of Cousins Houston historical balances have been reclassified to conform with Parkway Houston historical balances.

See notes to unaudited pro forma combined financial statements

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(In thousands, except per share data)

(Unaudited)

	Cousins Houston Historical(1)	Parkway Houston Historical	Adjustments		Total
Revenues
Income from office properties	$43,269	$29,129	$(126)	a	$72,272
Management company income	—	1,305	—		1,305

Total revenues	43,269	30,434	(126)		73,577

Expenses
Property operating expenses	17,926	13,539	—		31,465
Management company expenses	—	781	—		781
Depreciation and amortization	15,428	11,365	(4,266)	b	22,527
General and administrative	3,177	1,632	—	c	4,809

Total expenses	36,531	27,317	(4,266)		59,582

Operating income	6,738	3,117	4,140		13,995
Other income and expenses
Interest and other income	186	61	(61)	d	186
Interest expense	(1,974)	(3,953)	(2,191)	e	(8,118)

Income (loss) before income taxes	4,950	(775)	1,888		6,063
Income tax expense	—	(493)	—		(493)

Net income (loss)	4,950	(1,268)	1,888		5,570
Net (income) attributable to noncontrolling interests	—	—	(106)	f	(106)

Net income (loss) attributable to controlling interests	4,950	(1,268)	1,782		5,464
Dividends on non-voting preferred stock	—	—	(75)	g	(75)

Net income (loss) attributable to common stockholders	$4,950	$(1,268)	$1,707		$5,389

Weighted average shares outstanding - Basic				h	404,245

Weighted average shares outstanding - Diluted				h	412,114

Basic and Diluted earnings per share					$0.01

(1)	Certain of Cousins Houston historical balances have been reclassified to conform with Parkway Houston historical balances.

See notes to unaudited pro forma combined financial statements

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(In thousands, except per share data)

(Unaudited)

	Cousins Houston Historical(1)	Parkway Houston Historical	Adjustments		Total
Revenues
Income from office properties	$177,890	$108,507	$(9,536)	a	$276,861
Management company income	—	9,891	—		9,891
Sale of condominium units	—	11,063	—		11,063

Total revenues	177,890	129,461	(9,536)		297,815

Expenses
Property operating expenses	74,162	45,385	—		119,547
Management company expenses	—	9,362	—		9,362
Cost of sales - condominium units	—	11,120	—		11,120
Depreciation and amortization	63,791	55,570	(26,108)	b	93,253
General and administrative	6,328	6,336	—	c	12,664

Total expenses	144,281	127,773	(26,108)		245,946

Operating income	33,609	1,688	16,572		51,869
Other income and expenses
Interest and other income	—	246	(245)	d	1
Interest expense	(7,988)	(16,088)	(7,785)	e	(31,861)

Income (loss) before income taxes	25,621	(14,154)	8,542		20,009
Income tax expense	—	(1,635)	—		(1,635)

Net income (loss)	25,621	(15,789)	8,542		18,374
Net (income) loss attributable to noncontrolling interests	—	7	(351)	f	(344)

Net income (loss) attributable to controlling interests	25,621	(15,782)	8,191		18,030
Dividends on non-voting preferred stock	—	—	(300)	g	(300)

Net income (loss) attributable to common stockholders	$25,621	$(15,782)	$7,891		$17,730

Weighted average shares outstanding - Basic				h	404,245

Weighted average shares outstanding - Diluted				h	412,114

Basic and diluted earnings per share					$0.04

(1)	Certain of Cousins Houston historical balances have been reclassified to conform with Parkway Houston historical balances.

See notes to unaudited pro forma combined financial statements

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—NEW PARKWAY

Adjustments to the Unaudited Pro Forma Combined Balance Sheet

The unaudited pro forma combined balance sheet as of March 31, 2016 reflects the following adjustments:

A.	Real estate related investments and intangible assets and liabilities

The preliminary fair market value is based on a valuation prepared by Cousins with the assistance of a third-party valuation advisor. The Merger adjustments reflected in the unaudited pro forma combined balance sheet for real estate assets, intangible assets and intangible liabilities represent the differences between the fair market value of Parkway Houston acquired in connection with the Merger and Parkway’s historical balances for Parkway Houston, which are presented as follows (in thousands):

	As of March 31, 2016
	Parkway Houston Historical	Fair Market Value of Parkway Houston	Adjustments as a Result of Merger
Office properties, net	$748,950	$650,809	$(98,141)
Intangible assets, net	21,628	61,155	39,527
Below market leases, net	(20,938)	(20,396)	(542)

Fair value is based on estimated cash flow projections that utilize available market information and discount and/or capitalization rates as appropriate. The fair value of land included in office properties, net, is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and tenant improvements, included in office properties, net, are based upon current market replacement costs and other relevant market rate information. The fair value of the below market leases, net of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. The fair value of acquired in-place leases, included in intangibles, net, is derived based on assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. This fair value is based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases; (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period; and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period.

B.	Cash and cash equivalents and notes payable to banks, net

In connection with the Merger and the Spin-Off, Parkway has entered into a debt commitment letter pursuant to which Wells Fargo Bank, National Association, Bank of America, N.A. and JPMorgan Chase Bank, N.A. have agreed to provide to New Parkway LP a senior secured term loan facility in an aggregate principal amount of up to $350 million, and a senior secured revolving credit facility in an aggregate principal amount of up to $50 million, that may be increased to $100 million subject to the satisfaction of certain conditions. Per the terms of the commitment letter, the New Parkway Credit Facilities are assumed to have a term of three years. Following the effective time of the Merger, but prior to the Spin-Off, the New Parkway Term Loan will be funded. The proceeds of the New Parkway Term Loan will be used to fund a $200 million distribution to the partners of New Parkway LP, who will in turn cause such funds to be contributed to Cousins LP, which will use the funds to repay a portion of approximately $550 million outstanding under Parkway’s existing credit facilities. The remaining $150 million of proceeds from the New Parkway Term Loan will be retained by New Parkway LP under the New Parkway Credit Facilities following consummation of the Spin-Off. These remaining proceeds from the New Parkway Term Loan and future proceeds from the Houston Revolving Credit Facility will be used for general corporate purposes of

New Parkway following the Spin-Off. Additionally, Cousins, or a subsidiary of Cousins, will contribute $5 million to New Parkway in exchange for shares of New Parkway non-voting preferred stock with a liquidation preference of $5 million, a fixed market rate dividend and no voting rights, other than as required by law.

The adjustment to notes payable to banks, net in the unaudited pro forma combined balance sheet comprises the following as of March 31, 2016 (in thousands):

As of March 31, 2016
New Parkway Term Loan	$350,000
New Parkway Credit Facilities deferred financing costs	(3,325)

Total	$346,675

C.	Receivables and other assets

The straight-lining of rents pursuant to the underlying leases associated with the real estate acquired in connection with the Separation will commence at the effective time of the Separation; therefore, the balance of deferred rent of $22.5 million included on Parkway Houston’s historical balance sheet has been eliminated.

The investment in ACP Peachtree Center Manager, LLC, which is included in Parkway Houston’s historical financial statements, will be retained by Cousins in connection with the Merger and Separation, therefore the balance of $3.5 million included on Parkway’s historical balance sheet has been eliminated.

Lease commissions will be adjusted to reflect the fair market value for Parkway Houston. The fair value of leasing commissions is based upon current market replacement costs and other relevant market rate information.

The adjustment to receivables and other assets in the unaudited pro forma combined balance sheet comprises the following as of March 31, 2016 (in thousands):

	Parkway Houston Historical	Fair Market Value of Parkway Houston	Adjustments as a Result of Merger
Straight line rent	$22,500	$—	$(22,500)
Lease commissions, net	41,694	15,497	(26,197)
Investment in ACP Peachtree	3,500	—	(3,500)

			$(52,197)

D.	Mortgage notes payable, net

Represents the adjustment to reflect the premium on mortgage notes payable, net to fair value, and reflects the payoff of the $114.0 million mortgage debt secured by CityWestPlace I & II that occurred on April 6, 2016 (in thousands):

	As of March 31, 2016
	Parkway Houston Historical	Fair Market Value of Parkway Houston Assumed Debt	Payoff of City West Place I & II Mortgage	Adjustments
Premium on notes payables	$(4,972)	$(4,069)	—	$(903)
Repayment of CityWestPlace I & II mortgage indebtedness	—	—	$(114,193)	(114,193)

				$(115,096)

The fair values of mortgage notes payable, net assumed in connection with the Merger were based on discounted cash flow analysis using the current market borrowing rates for similar types of borrowing arrangements as of the measurement dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

The debt on CityWestPlace I & II was paid off via a deemed capital contribution by Parkway LP, the operating partnership of Parkway, to Parkway Houston. Such payoff has been reflected as a pro forma adjustment to equity, and reflected as a capital contribution to Parkway Houston.

E.	Common stock and limited voting stock

Represents the issuance of one share of New Parkway common stock for each share of Cousins common stock on the business day following the effective time of the Merger, pursuant to which each Parkway common stockholder will receive 1.63 newly issued shares of Cousins common stock (in thousands, except per share data and exchange ratio):

As of March 31, 2016
Outstanding shares of Parkway common stock - historical basis	111,713
Parkway equity-based awards converted in Parkway common stock	1,053

Outstanding shares of Parkway common stock	112,766

Exchange Ratio	1.63

Shares of Cousins common stock to be issued - pro forma basis	183,809
Outstanding shares of Cousins common stock - historical basis	220,436

Total shares to be issued by New Parkway	404,245
New Parkway common stock par value per share	$0.001

Pro forma adjustment to New Parkway common stock	$404

As of March 31, 2016
Outstanding shares of Parkway limited voting stock - historical basis	4,213
Exchange Ratio	1.63

Outstanding shares of Parkway limited voting stock	6,867
New Parkway limited voting stock par value per share	$0.001

Pro forma adjustment to New Parkway limited voting stock	$7

F.	Non-voting preferred stock

Represents the non-voting preferred stock of New Parkway acquired by Cousins LP in exchange for a $5 million contribution by Cousins LP to New Parkway in connection with the Separation, the UPREIT Reorganization and the Spin-Off. The issuance of the $5 million of Parkway non-voting preferred stock was negotiated between the parties to satisfy the parties’ overall business and economic objectives, including the intended tax treatment of the Spin-Off.

G.	Cousins Houston, Parkway Houston and additional paid in capital

The following table represents the pro forma adjustments to eliminate the equity for Cousins Houston and Parkway Houston and reflects the net equity of the Houston Business in the Spin-Off (in thousands):

As of March 31, 2016
Cousins Houston	$938,911
Parkway Houston	418,690
Net equity value of Houston Business distributed in the Spin-Off	(273,939)

Pro forma adjustment	$1,083,662

The Net equity value of Houston Business distributed in the distribution as follows (as thousands):
Adjustment to Office properties, net for Parkway Houston to fair value as discussed in Note A	(98,141)
Adjustment to Cash for Parkway Houston as discussed in Note B	155,000
Adjustment to Receivables and other assets for Parkway Houston to fair value as discussed in Note C	(52,197)
Adjustment to Intangible assets, net for Parkway Houston to fair value as discussed in Note A	39,527
Adjustment to mortgage notes payable, net for Parkway Houston to fair value as discussed in Note D	115,096
Adjustment to notes payable to banks, net for Parkway Houston to fair value as discussed in Note B	(346,675)
Adjustment to below market leases, net for Parkway Houston to fair value as discussed in Note A	542
Adjustment to common stock as discussed in Note E	(404)
Adjustment to limited voting stock as discussed in Note E	(7)
Adjustment to preferred stock as discussed in Note F	(5,000)
Adjustment to Noncontrolling interest as discussed in Note H	(81,680)

(273,939)

H.	Noncontrolling interests

Represents the adjustment of the approximately 7.9 million pro forma limited partnership units of Parkway LP to a fair market value based on a price of $10.38 per share of Cousins common stock as of March 31, 2016, the date of the unaudited pro forma combined balance sheet (in thousands):

As of March 31, 2016
Outstanding operating partnership units of Parkway LP – historical basis	4,828
Exchange Ratio	1.63

Limited partnership units	7,869
Closing price of Cousins common stock as of March 31, 2016	$10.38

Pro forma adjustment	$81,680

Adjustments to the Unaudited Pro Forma Combined Statements of Operations

a.	Income from office properties

Represents the elimination of historical straight-line rents and historical amortization of above and below-market rent associated with the leases of Parkway Houston, which will be eliminated after the Merger and the amount of above- and below-market rents associated with Parkway Houston based on fair value in the Merger. The entire lease term was used to calculate the pro forma adjustments for straight-line rent and amortization of above- and below-market rent. No early termination options in leases were accounted for in the lease term because leases including such options contain penalties substantial enough that the continuation of such leases appears, at inception, to be reasonably assured.

The following tables summarize the adjustments made to income from office properties for Parkway Houston’s properties for the three months ended March 31, 2016 and the year ended December 31, 2015 (in thousands):

Three Months Ended March 31, 2016
Pro forma Parkway Houston straight-line rent adjustment	$3,085
Pro forma (above)/below market rent adjustment	636
Historical Parkway Houston amounts	(3,847)

Pro forma adjustment	$(126)

Year Ended December 31, 2015
Pro forma Parkway Houston straight-line rent adjustment	$18,991
Pro forma (above)/below market rent adjustment	2,546
Historical Parkway Houston amounts	(31,073)

Pro forma adjustment	$(9,536)

b.	Depreciation and amortization

The following tables summarize the adjustments made to depreciation and amortization for Parkway Houston’s properties based on fair values in the Merger for the three months ended March 31, 2016 and the year ended December 31, 2015:

Three Months Ended March 31, 2016
Parkway Houston building and site improvements	$2,995
Parkway Houston in-place leases	4,104
Parkway Houston historical depreciation and amortization	(11,365)

Pro forma adjustment	$(4,266)

Year Ended December 31, 2015
Parkway Houston building and site improvements	$13,043
Parkway Houston in-place leases	16,419
Parkway Houston historical depreciation and amortization	(55,570)

Pro forma adjustment	$(26,108)

c.	General and administrative expenses

Management initially expects annual general and administrative expenses to be in the range of $14.0 million to $16.0 million without consideration for share-based compensation expenses for New Parkway.

This estimate is based on anticipated: (i) corporate-level salaries, including salaries set forth in employment agreements with the executive officers of Parkway that will be assumed by the Company, but not including non-cash compensation, (ii) benefits, (iii) director fees, (iv) rent and related expenses, (v) professional fees and (vi) costs to operate as a public company.

d.	Interest and other income

Represents the elimination of the interest income related to Parkway’s investment in ACP Peachtree Center Manager, LLC.

e.	Interest expense

Represents the pro forma interest expense and pro forma amortization of deferred financing costs related to the New Parkway Credit Facilities and pro forma amortization of above-market debt values created by marking the assumed debt of the Parkway Houston properties to fair market value. Upon completion of the Separation, the UPREIT Reorganization and the Spin-Off, New Parkway’s properties will be subject to the existing secured, property-level indebtedness, equal to $574.6 million as of March 31, 2016, which was further reduced by the $114.0 million mortgage debt secured by CityWestPlace I & II that Parkway paid in full on April 6, 2016.

The following tables summarize the adjustments to the unaudited pro forma combined statements of operations to reflect the New Parkway Credit Facilities activity and amortization of Parkway Houston properties’ above-market debt and the elimination of the historical interest expense on the CityWestPlace I & II debt (in thousands):

Three Months Ended March 31, 2016
Pro forma interest on New Parkway Credit Facilities	$3,003
Pro forma amortization of deferred financing costs	277
Pro forma amortization of above market debt	(322)
Historical Parkway Houston amortization of above market debt	1,010
Historical interest on CityWestPlace I & II	(1,777)

Pro forma adjustment	$2,191

Year Ended December 31, 2015
Pro forma interest on New Parkway Credit Facilities	$11,160
Pro forma amortization of deferred financing costs	1,108
Pro forma amortization of above market debt	(1,282)
Historical Parkway Houston amortization of above market debt	3,991
Historical interest on CityWestPlace I & II	(7,192)

Pro forma adjustment	$7,785

The New Parkway Term Loan will bear interest at LIBOR plus a spread that ranges from 2.50% to 3.50% per annum (the “Margin”) based on the ratio of total indebtedness to total asset value. Based upon management’s expectation of the ratio of indebtness to total assets of New Parkway after the spin-off, the New Parkway Term Loan bears interest at LIBOR plus a spread of 3.00% for the purposes of pro forma adjustments. At March 31, 2016 and December 31, 2015, LIBOR was approximately 0.43% and 0.19%, respectively, for a total pro forma borrowing rate of approximately 3.43% and 3.19%, respectively. A 0.125% change in LIBOR would result in a change in pro forma interest expense on the New Parkway Term Loan of approximately $400,000 per year. A 0.50% change in the Margin would result in a change in pro forma interest expense on the New Parkway Term Loan of approximately $1.8 million per year.

f.	Noncontrolling interest

Represents the adjustment to allocate net income to limited partners of operating partnership units of Parkway LP.

g.	Dividends on non-voting preferred stock

Represents the pro forma dividend on the $5 million non-voting preferred stock, assuming a 6% market rate based on management’s best estimate of the applicable market rate for such an instrument.

h.	Weighted average shares

The following table summarizes the pro forma weighted average shares of New Parkway common stock outstanding as if the Spin-Off occurred on March 31, 2016 (for more information, see note E above)

As of March 31, 2016
Weighted average shares of common stock - basic	404,245
Effect of conversion and exchange of Parkway LP operating partnership units	7,869

Weighted average shares of New Parkway common stock - diluted	412,114

SELECTED HISTORICAL COMBINED FINANCIAL DATA—PARKWAY HOUSTON

The following table sets forth the selected historical combined financial data of Parkway Houston, which was carved out from the financial information of Parkway as described below. The selected historical financial data set forth below as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013 has been derived from Parkway Houston’s audited combined financial statements, which are included elsewhere in this joint proxy statement/prospectus. The income statement data for each of the three months ended March 31, 2016 and 2015 and the balance sheet data as of March 31, 2016 have been derived from Parkway Houston’s unaudited interim combined financial statements included elsewhere in this joint proxy statement/prospectus. Parkway Houston’s unaudited interim combined financial statements as of March 31, 2016 and for the three months ended March 31, 2016 were prepared on the same basis as Parkway Houston’s audited combined financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly Parkway Houston’s financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

Parkway Houston’s combined financial statements were carved out from the financial information of Parkway at a carrying value reflective of such historical cost in such Parkway records. Parkway Houston’s historical financial results reflect charges for certain corporate expenses which include, but are not limited to, costs related to property management, accounting, human resources, security, payroll and benefits, legal, corporate communications, information services and restructuring and reorganization. Costs of the services were allocated based on either actual costs incurred or a proportion of costs estimated to be applicable to us based on a number of factors, most significantly Parkway Houston’s percentage of Parkway’s square footage. Parkway Houston believes these charges are reasonable; however, these results may not reflect what Parkway Houston’s expenses would have been had Parkway Houston been operating as a separate, stand-alone public company. The historical combined financial information presented may not be indicative of the results of operations, financial position or cash flows that would have been obtained if Parkway Houston had been an independent, stand-alone entity during the periods shown. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Parkway—Basis of Presentation.”

The combined historical results set forth below do not indicate results expected for any future periods. The selected financial data set forth below are qualified in their entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Parkway” and Parkway Houston’s combined financial statements and related notes thereto included elsewhere in this joint proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
Income Statement Data (in thousands):
Revenues
Income from office properties	$29,129	$24,841	$108,507	$123,172	$20,965
Management company income	1,305	2,679	9,891	23,971	17,526
Sale of condominium units	—	4	11,063	16,554	—

Total revenues	30,434	27,524	129,461	163,697	38,491
Expenses and other
Property operating expenses	13,539	10,489	45,385	54,856	9,119
Management company expenses	781	2,785	9,362	27,038	23,638
Cost of sales - condominium units	—	202	11,120	13,199	14
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465
Impairment loss on management contracts	—	—	—	4,750	—
General and administrative	1,632	1,631	6,336	6,917	7,267

Total expenses and other	27,317	28,344	127,773	170,772	50,503

Operating income (loss)	3,117	(820)	1,688	(7,075)	(12,012)
Other income and expenses
Interest and other income	61	61	246	244	1,663
Interest expense	(3,953)	(4,045)	(16,088)	(16,252)	(3,296)

Loss before income taxes	(775)	(4,804)	(14,154)	(23,083)	(13,645)
Income tax benefit (expense)	(493)	(173)	(1,635)	180	1,276

Net loss	(1,268)	(4,977)	(15,789)	(22,903)	(12,369)
Net (income) loss attributable to noncontrolling interests	—	7	7	(148)	—

Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)

	As of March 31, 2016	As of December 31,
		2015	2014	2013
Balance Sheet Data (in thousands):
Total real estate related investments, net	$748,950	$752,653	$738,846	$757,848
Total assets	860,849	865,731	866,496	903,165
Mortgage notes payable, net	394,136	396,901	407,211	414,656
Total liabilities	442,159	456,665	485,535	503,130
Parkway equity	418,690	409,066	380,053	396,985
Noncontrolling interests	—	—	908	3,050

SELECTED HISTORICAL COMBINED FINANCIAL DATA—COUSINS HOUSTON

The following table sets forth the selected historical combined financial data of Cousins Houston, which was carved out from the financial information of Cousins as described below. The selected historical combined financial data set forth below as of December 31, 2015 and 2014, for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013 has been derived from Cousins Houston’s audited combined financial statements, which are included elsewhere in this joint proxy statement/prospectus. The income statement data for each of the three months ended March 31, 2016 and 2015 and the balance sheet data as of March 31, 2016 have been derived from Cousins Houston’s unaudited interim combined financial statements included elsewhere in this joint proxy statement/prospectus. The selected historical combined financial data as of December 31, 2013 was derived from financial information not included in this joint proxy statement/prospectus. Cousins Houston’s unaudited interim combined financial statements as of March 31, 2016 and for the three months ended March 31, 2016 and 2015 were prepared on the same basis as Cousins Houston’s audited combined financial statements as of December 31, 2015 and 2014, for the years ended December 31, 2015 and 2014, and for the period from February 7, 2013 (date of inception) to December 31, 2013, and, in the opinion of management, include all adjustments, consisting of only normal, recurring adjustments, necessary to present fairly Cousins Houston’s financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

Cousins Houston’s combined financial statements were carved out from Cousins’ financial information based on historical cost. The historical financial results for Cousins Houston include certain allocated corporate costs, which we believe are reasonable. These costs were incurred by Cousins and estimated to be applicable to Cousins Houston based on proportionate leasable square footage. Such costs do not necessarily reflect what the actual costs would have been if Cousins Houston were operating as a separate stand-alone public company. These costs are discussed further in “Note 3—Related Party Transactions” of the combined financial statements of Cousins Houston for the year ended December 31, 2015 and the three months ended March 31, 2016, included elsewhere in this joint proxy statement/prospectus. The selected historical combined financial information presented may not be indicative of the results of operations, financial position or cash flows that would have been obtained if Cousins Houston had been an independent, stand-alone entity during the periods shown.

The selected historical combined results set forth below do not indicate results expected for any future periods. The selected financial data set forth below are qualified in their entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Parkway” and Cousins Houston’s combined financial statements and related notes thereto included elsewhere in this joint proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31, 2013
	2016	2015	2015	2014
Income Statement (in thousands):
Rental property revenues	$43,269	$43,211	$177,890	$184,536	$72,696
Other revenues	186	79	—	31	11

	43,455	43,290	177,890	184,567	72,707

Rental property operating expenses	(17,926)	(18,113)	(74,162)	(79,625)	(31,759)
General and administrative expenses	(3,177)	(1,322)	(6,328)	(7,347)	(3,793)
Depreciation and amortization	(15,428)	(17,586)	(63,791)	(77,760)	(29,146)
Interest expense	(1,974)	(2,010)	(7,988)	(8,127)	(2,618)
Acquisition and related costs	—	—	—	—	(3,858)

	(38,505)	$(39,031)	$(152,269)	$(172,859)	$(71,174)

Net income	$4,950	$4,259	$25,621	$11,708	$1,533

	As of March 31, 2016	As of December 31,
		2015	2014	2013
	(in thousands)
Balance Sheet Data:
Operating properties, net	$1,083,270	$1,086,451	$1,077,290	$1,087,181
Total assets	1,185,493	1,188,236	1,188,355	1,220,551
Note payable	180,124	180,937	184,097	187,120
Total liabilities	246,582	271,364	278,558	283,604
Equity	938,911	916,872	909,797	936,947

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—NEW PARKWAY

The following is a discussion of the historical results of operations and liquidity and capital resources of Parkway Houston and Cousins Houston, each of which are New Parkway’s predecessors. Parkway Houston and Cousins Houston were not operated by Parkway or Cousins as stand-alone businesses. You should read the following discussion and analysis in conjunction with “Selected Historical Combined Financial Data—Parkway Houston,” Selected Historical Combined Financial Data—Cousins Houston,” “Unaudited Pro Forma Condensed Consolidated Financial Statements—New Parkway” and the financial statements beginning on page F-1 included elsewhere in this joint proxy statement/prospectus. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please refer to “Risk Factors,” beginning on page 57 and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

The Merger and the Separation

On April 28, 2016, Cousins and Parkway announced their entry into the Merger Agreement, pursuant to which Parkway will merge with and into Clinic Sub Inc., with Clinic Sub Inc. continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Cousins, subject to the terms and conditions of the Merger Agreement. Immediately following the effective time of the Merger, Cousins will consummate the Separation and the UPREIT Reorganization to separate the Houston Business and Third-Party Services Business of Cousins and Parkway such that these businesses will be owned and operated by New Parkway LP, the operating partnership of New Parkway.

On the business day following the closing of the Merger, in the Distribution, each Cousins common stockholder will be entitled to receive one share of New Parkway common stock for each share of Cousins common stock held at the close of business on the record date, each Parkway common stockholder will be entitled to receive 1.63 shares of New Parkway common stock for each share of Parkway common stock held at the close of business on the record date and each Parkway limited voting stockholder will be entitled to receive 1.63 shares of New Parkway limited voting stock for each share of Parkway limited voting stock held at the close of business on the record date. Following the Distribution, Cousins and New Parkway will be two independent, publicly traded companies.

If necessary to comply with NYSE listing standards or otherwise, Cousins and Parkway may reduce the number of shares of New Parkway common stock and limited voting stock issued in the Spin-Off in respect of Cousins common stock and limited voting preferred stock through a change to the distribution ratio for the Spin-Off.

New Parkway’s mission will be to own and operate high-quality office properties located in attractive submarkets of Houston, Texas, including the Galleria, Greenway and Westchase submarkets. New Parkway is expected to be the largest owner of Class A office assets in Houston, Texas, with a portfolio of five Class A assets, comprising 19 buildings and totaling 8.7 million rentable square feet as of March 31, 2016. New Parkway will also operate the Third-Party Services Business, providing fee-based real estate services through wholly owned subsidiaries of New Parkway, which in total managed or leased approximately 2.7 million square feet primarily for third-party owners as of March 31, 2016, and will own certain other assets previously owned by Parkway.

Basis of Presentation

The combined financial statements of Parkway Houston and Cousins Houston include the allocation of certain assets and liabilities that have historically been held at their respective corporate levels but which are specifically identifiable or allocable to Parkway Houston and Cousins Houston. All intercompany transactions and accounts have been eliminated. The total net effect of the settlement of these intercompany transactions is reflected in the combined historical financial statements of cash flow as a financing activity and in the combined balance sheets as equity in the Parkway Houston and Cousins Houston financial statements.

The combined historical financial statements of Parkway Houston and Cousins Houston do not necessarily include all of the expenses that would have been incurred had New Parkway been operating as a separate, stand-alone entity and may not necessarily reflect New Parkway’s results of operations, financial position and cash flows had New Parkway been a stand-alone company during the periods presented. New Parkway’s combined historical financial statements include charges related to certain corporate functions, including senior management, property management, legal, leasing, development, marketing, human resources, finance, public reporting, tax and information technology. These expenses have been charged based on direct usage or benefit where identifiable, with the remainder charged on a pro rata basis of square footage. Parkway Houston and Cousins Houston consider the expense allocation methodology and results reasonable for all periods presented. However, the charges may not be indicative of the actual expenses that would have been incurred had New Parkway operated as an independent, publicly-traded company for the periods presented.

PARKWAY HOUSTON

Critical Accounting Policies and Estimates

The accounting policies and estimates used in the preparation of the Parkway Houston and Cousins Houston combined financial statements are more fully described in the notes to the respective combined financial statements. However, certain significant accounting policies are considered critical accounting policies due to the increased level of assumptions used or estimates made in determining their impact on Parkway Houston’s consolidated financial statements. Parkway Houston considers critical accounting policies and estimates to be those used in the determination of the reported amounts and disclosure related to the following:

Revenue Recognition

Parkway Houston recognizes revenue from real estate rentals on a straight line basis over the noncancelable lease term at the inception of each respective lease in accordance with ASC 840, Leases. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as straight-line rent receivable on the accompanying balance sheets. When Parkway Houston is the owner of the customer improvements, the leased space is ready for its intended use when the tenant improvements are substantially completed, at which point revenue recognition begins. In limited instances, when the tenant is the owner of the tenant improvements, straight-line rent is recognized when the tenant takes possession of the unimproved space. The leases also typically provide for tenant reimbursement of a portion of common area maintenance, real estate taxes and other operating expenses. Parkway Houston recognizes property operating cost recoveries from customers (“expense reimbursements”) as revenue in the period in which the expenses are incurred. The computation of expense reimbursements is dependent on the provisions of individual customer leases. Most customers make monthly fixed payments of estimated expense reimbursements. Parkway Houston makes quarterly adjustments, positive or negative, to expense reimbursement income to adjust the recorded amounts to Parkway Houston’s best estimate of the final property operating costs based on the most recent annual estimate. After the end of the calendar year, Parkway Houston computes each customer’s final expense reimbursements and issues a bill or credit for the difference between the actual amount and the amounts billed monthly during the year. Differences between actual billed amounts and accrued amounts are considered immaterial.

Management company income represents market-based fees earned from providing management, construction, leasing, brokerage, and acquisition services to unconsolidated joint ventures, related parties, and third parties. Management fee income is computed and recorded monthly in accordance with the terms set forth in the management contracts. Leasing and brokerage commissions, as well as salary and administrative fees, are recognized by Parkway Houston pursuant to the terms of the agreements at the time underlying leases are signed, which is the point at which the earnings process is complete and collection of the fees is reasonably assured. Fees relating to the purchase or sale of property are recognized by Parkway Houston when the earnings process is complete and the collection of fees is reasonably assured, which usually occurs at closing. Parkway Houston recognizes fees earned from Parkway’s unconsolidated joint ventures in management company income. Parkway Houston is not a party to any consolidated or unconsolidated joint ventures. The fees from management company income from Parkway’s unconsolidated joint ventures recognized by Parkway Houston are included herein because they are reflected in the historical financial statements of Parkway and are attributable to Parkway Houston because of its ownership of Eola Office Partners, LLC, which provides or has provided property management services to certain of Parkway’s unconsolidated joint ventures.

Impairment of Long-Lived Assets

Changes in the supply or demand of customers for Parkway Houston’s properties could impact Parkway Houston’s ability to fill available space. Should a significant amount of available space exist for an extended period, Parkway Houston’s investment in a particular office building may be impaired. Parkway Houston has evaluated its real estate assets and intangible assets upon the occurrence of significant adverse changes to assess whether any impairment indicators are present that affect the recovery of the carrying amount. Parkway Houston classifies certain assets as held for sale based on management having the authority and intent of entering into commitments for sale transactions to close in the next 12 months. Parkway Houston considers an office property as held for sale once it has executed a contract for sale, allowed the buyer to complete its due diligence review and received a substantial non-refundable deposit. Until a buyer has completed its due diligence review of the asset, necessary approvals have been received and substantive conditions to the buyer’s obligation to perform have been satisfied, Parkway Houston does not consider a sale to be probable. When Parkway Houston identifies an asset as held for sale, it estimates the net realizable value of such asset and discontinue recording depreciation on the asset. Parkway Houston records assets held for sale at the lower of the carrying amount or fair value less cost to sell. If the fair value of the asset net of estimated selling costs is less than the carrying amount, it records an impairment loss. With respect to assets classified as held and used, Parkway Houston recognizes an impairment loss if the carrying amount is not recoverable and exceeds the sum of undiscounted future cash flows expected to result from the use and eventual disposition of the asset. Upon impairment, Parkway Houston recognizes an impairment loss to reduce the carrying value of the real estate asset to the estimate of its fair value. The cash flow and fair value estimates are based on assumptions about employing the asset for its remaining useful life. Factors considered in projecting future cash flows include, but are not limited to: existing leases, future leasing and terminations, market rental rates, capital improvements, tenant improvements, leasing commissions, inflation, discount rates, capitalization rates and other known variables.

Depreciable Lives Applied to Real Estate and Improvements to Real Estate

Parkway Houston computes depreciation of buildings and parking garages using the straight-line method over an estimated useful life of 40 years. Depreciation of building improvements is computed using the straight-line method over the estimated useful life of the improvement. If Parkway Houston’s estimate of useful lives proves to be incorrect, the depreciation expense recognized would also be incorrect. Therefore, a change in the estimated useful lives assigned to buildings and improvements would result in either an increase or decrease in depreciation expense prospectively, which would result in a decrease or increase in earnings.

Initial Recognition, Measurement and Assignment of the Cost of Real Estate Acquired

Parkway Houston accounts for its acquisitions of real estate by allocating the fair value of real estate to acquired tangible assets, consisting of land, building, garage, building improvements and tenant improvements, identified intangible assets and liabilities, which consist of the value of above and below market leases, lease costs, the value of in-place leases and any value attributable to above or below market debt assumed with the acquisition.

Parkway Houston assigns the purchase price of properties to tangible and intangible assets based on fair values. Parkway Houston determines the fair value of the tangible and intangible components using a variety of methods and assumptions all of which result in an approximation of fair value. Differing assumptions and methods could result in different estimates of fair value and thus, a different purchase price assignment and corresponding increase or decrease in depreciation and amortization expense.

Recent Accounting Pronouncements

Adopted

In February 2015, the Financial Accounting Standards Board (“the FASB”) issued ASU No. 2015-02, “Amendments to the Consolidated Analysis.” This update amends consolidation guidance which makes changes to both the variable interest model and the voting model. The new standard specifically eliminates the presumption in the current voting model that a general partner controls a limited partnership or similar entity unless that presumption can be overcome. Generally, only a single limited partner that is able to exercise substantive kick-out rights will consolidate. Parkway Houston adopted this update on January 1, 2016. The new standard must be applied using a modified retrospective approach by recording either a cumulative-effect adjustment to equity as of the beginning of the period of adoption or retrospectively to each period presented. This did not have an impact on Parkway Houston’s financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. Parkway Houston adopted this update on January 1, 2016. Retrospective application of the guidance set forth in this update is required and resulted in the classification of the deferred financing costs within the combined balance sheets as a direct deduction from the carrying amount of debt within total liabilities.

Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842”) (“ASU 2016-02”). ASU 2016-02 increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 will be effective for Parkway Houston’s fiscal year beginning as early as January  1, 2019 and subsequent interim periods. Management is currently assessing this guidance for future implementation.

Results of Operations

Comparison of the three months ended March 31, 2016 to the three months ended March 31, 2015.

Net loss attributable to Parkway Houston was $1.3 million and $5.0 million for the three months ended March 31, 2016 and 2015, respectively. The decrease in net loss attributable to Parkway Houston in the amount of $3.7 million for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, is primarily attributable to an increase in operating income.

Income from Office Properties. Income from office properties increased $4.3 million, or 17.3%, during the three months ended March 31, 2016, as compared to the three months ended March 31, 2015, primarily due to the commencement of a lease at CityWestPlace during the second half of 2015, partially offset by the impact of a tenant move out at CityWestPlace during the first half of 2015, and a tenant move out during the three months ended March 31, 2016.

Property Operating Expenses. Property operating expenses increased $3.1 million, or 29.1%, during the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, primarily due to the commencement of a lease at CityWestPlace during the second half of 2015, partially offset by the impact of a tenant move out at CityWestPlace during the first half of 2015, and a tenant move out during the three months ended March 31, 2016.

Management Company Income and Expenses. Management company income decreased $1.4 million, or 51.3%, during the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, primarily due to the termination of certain Eola Capital, LLC (“Eola Capital”) management contracts. Management company expenses decreased $2.0 million, or 72.0%, during the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, primarily due to a decrease in salary expense associated with personnel formerly employed at assets for which the related management contracts have been terminated.

Depreciation and Amortization. Depreciation and amortization expense attributable to office properties decreased $1.9 million, or 14.1%, for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, primarily due to a decrease in amortization expense of in-place leases.

General and Administrative. General and administrative expense increased $1,000, or 0.1%, for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015.

Interest Expense. Interest expense decreased $92,000, or 2.3%, for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, primarily due to a decrease in mortgage interest expense.

Income Taxes. The analysis below includes changes attributable to income tax benefit (expense) for the three months ended March 31, 2016 and 2015 (in thousands):

	Three Months Ended March 31,
	2016	2015	$ Change	% Change
Income tax (expense) benefit – current	$(344)	$21	$(365)	*N/M
Income tax expense – deferred	(149)	(194)	45	(23.2)%

Total income tax expense	$(493)	$(173)	$(320)	*N/M

*N/M – Not meaningful

Current income tax expense increased $365,000 for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015. The increase is primarily attributable to an increase in net income of Parkway Houston’s TRS. Deferred income tax expense decreased $45,000 for the three months ended March 31, 2016, as compared to the three months ended March 31, 2015.

Comparison of the year ended December 31, 2015 to the year ended December 31, 2014.

Net loss attributable to Parkway Houston was $15.8 million and $23.1 million for the years ended December 31, 2015 and 2014, respectively. The decrease in net loss attributable to Parkway Houston in the amount of $7.3 million for the year ended December 31, 2015, as compared to the year ended December 31, 2014, is primarily attributable to an increase in operating income, partially offset by an increase in income tax expenses.

Income from Office Properties. Income from office properties decreased $14.7 million, or 11.9%, during the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a tenant move out at CityWestPlace during the first half of 2015.

Sale of Condominium Units. Income from the sale of condominium units decreased $5.5 million during the year ended December 31, 2015, compared to the year ended December 31, 2014, primarily due to a decrease in the sale of condominium units partially as a result of a decrease in the number of remaining condominium units available for sale.

Cost of Sales – Condominium Units. Cost of sales decreased $2.1 million during the year ended December 31, 2015, compared to the year ended December 31, 2015, primarily due to the decrease in the sale of condominium units during the period.

Property Operating Expenses. Property operating expenses decreased $9.5 million, or 17.3%, during the year ended December 31, 2015, compared to the year ended December 31, 2014, primarily due to cost savings related to a tenant move out at CityWestPlace during the first half of 2015.

Management Company Income and Expenses. Management company income decreased $14.1 million, or 58.7%, during the year ended December 31, 2015, compared to the year ended December 31, 2014, primarily due to the termination of certain Eola Capital management contracts. Management company expenses decreased $17.7 million, or 65.4%, during the year ended December 31, 2015 compared to the year ended December 31, 2014, and is primarily due to a decrease in salary expense associated with personnel formerly employed at assets for which the related management contracts have been terminated and a decrease in amortization of management contract intangibles, net.

Depreciation and Amortization. Depreciation and amortization expense attributable to office properties decreased $8.4 million, or 13.2%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a decrease in amortization expense of in-place leases, partially offset by an increase in depreciation expense associated with tenant improvements.

Impairment Loss on Management Contracts. During the year ended December 31, 2014, Parkway Houston recorded a $4.8 million pre-tax non-cash impairment loss related to certain Eola Capital management contracts. Parkway Houston did not record any impairment losses on management contracts during the year ended December 31, 2015.

General and Administrative. General and administrative expense decreased $581,000, or 8.4%, for the year ended December 31, 2015, compared to the year ended December 31, 2014, and is primarily due to a decrease in allocated general and administrative expenses, largely related to share-based compensation expense for equity based awards issued by Parkway to its directors and officers.

Interest Expense. Interest expense decreased $164,000, or 1.0%, for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Income Taxes. The analysis below includes changes attributable to income tax benefit (expense) for the years ended December 31, 2015 and 2014 (in thousands):

	Year Ended December 31,
	2015	2014	$ Change	% Change
Income tax expense – current	$(1,272)	$(4,583)	$3,311	(72.2)%
Income tax (expense) benefit – deferred	(363)	4,763	(5,126)	*N/M

Total income tax (expense) benefit	$(1,635)	$180	$(1,815)	*N/M

*N/M – Not meaningful

Current income tax expense decreased $3.3 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. The decrease is primarily attributable to the decrease of income from the sale of Murano residential condominium units. Deferred income tax benefit decreased $5.1 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. The decrease is primarily attributable to the book to tax differences related to the impairment loss associated with certain Eola Capital management contracts and the reversal of a valuation allowance on the deferred tax assets in 2014.

Comparison of the year ended December 31, 2014 to the year ended December 31, 2013.

Net loss attributable to Parkway Houston was $23.1 million and $12.4 million for the years ended December 31, 2014 and 2013, respectively. The increase in net loss attributable to Parkway Houston in the amount of $10.7 million for the year ended December 31, 2014, as compared to the year ended December 31,

2013, is primarily attributable to an increase in interest expense associated with mortgage debt assumed on CityWestPlace and San Felipe Plaza from Parkway’s merger transactions with TPGI in December 2013 (such transactions, the “TPGI Mergers”) and a decrease in interest and other income, partially offset by a decrease in operating loss.

Income from Office Properties. Income from office properties increased $102.2 million during the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the December 2013 acquisitions of CityWestPlace and San Felipe Plaza in connection with the TPGI Mergers.

Property Operating Expenses. Property operating expenses increased $45.7 million during the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the December 2013 acquisitions of CityWestPlace and San Felipe Plaza in connection with the TPGI Mergers.

Sale of Condominium Units. Parkway Houston recognized $16.5 million in income from the sale of condominium units during the year ended December 31, 2014. Parkway Houston acquired such condominium units in connection with the TPGI Mergers and accordingly had no income to report for such sales for the year ended December 31, 2013.

Cost of Sales – Condominium Units. Cost of sales increased $13.2 million during the year ended December 31, 2014, compared to the year ended December 31, 2013, due to the sale of condominium units during the period.

Management Company Income and Expenses. Management company income increased $6.4 million during the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the addition of management contracts in connection with the TPGI Mergers. Management company expenses increased $3.4 million during the year ended December 31, 2014 compared to the year ended December 31, 2013, and is primarily due to the addition of a management contract in connection with the TPGI Mergers and the associated increase in personnel costs.

Depreciation and Amortization. Depreciation and amortization expense attributable to office properties increased $53.5 million for the year ended December 31, 2014 compared to the year ended December 31, 2013. The primary reason for the increase is the December 2013 acquisitions of CityWestPlace and San Felipe Plaza in connection with the TPGI Mergers, which were owned for a full year during 2014.

Impairment Loss on Management Contracts. During the year ended December 31, 2014, Parkway Houston recorded a $4.8 million pre-tax non-cash impairment loss related to certain Eola Capital management contracts.

General and Administrative. General and administrative expense decreased $350,000 for the year ended December 31, 2014 compared to the year ended December 31, 2013. The decrease is primarily due to an increase in allocated general and administrative expenses attributable to acquisition costs in connection with the TPGI Mergers that were recognized in 2013.

Interest Expense. Interest expense, including amortization of deferred financing costs, increased $13.0 million for the year ended December 31, 2014 compared to the year ended December 31, 2013, due primarily to an increase in mortgage interest associated with mortgage debt assumed on CityWestPlace and San Felipe Plaza in connection with the TPGI Mergers, partially offset by amortization of premiums on mortgage debt.

Income Taxes. The analysis below includes changes attributable to income tax benefit (expense) for the years ended December 31, 2014 and 2013 (in thousands):

	Year Ended December 31,
	2014	2013	$ Change	% Change
Income tax expense – current	$(4,583)	$(684)	$(3,899)	*N/M
Income tax benefit – deferred	4,763	1,960	2,803	*N/M

Total income tax benefit	$180	$1,276	$(1,096)	(85.9)%

*N/M – Not meaningful

Current income tax expense increased $3.9 million for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase is primarily attributable to an increase in income from Parkway Houston’s TRS and additional state taxes associated with additional properties that Parkway had in Pennsylvania and Texas as a result of the TPGI Mergers. Deferred income tax benefit increased $2.8 million for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase is primarily attributable to the book to tax differences related to the impairment loss associated with certain Eola Capital management contracts and the reversal of a valuation allowance on the deferred tax assets in 2014.

Liquidity and Capital Resources

Cash Flows

Cash and cash equivalents were $11.9 million and $12.0 million at March 31, 2016 and December 31, 2015, respectively. Cash flows used in operating activities for the three months ended March 31, 2016 and 2015 were $5.5 million and $10.3 million, respectively. The decrease in cash flows used in operating activities of $4.8 million is primarily attributable to timing of receipt of revenues and payment of expenses.

Cash used in investing activities was $3.6 million and $5.5 million for the three months ended March 31, 2016 and 2015, respectively. The decrease in cash used in investing activities of $1.9 million is due to a decrease in improvements to real estate.

Cash provided by financing activities was $9.1 million and $18.2 million for the three months ended March 31, 2016 and 2015, respectively. The decrease in cash provided by financing activities of $9.1 million is primarily attributable to a decrease in Parkway investment, net, and an increase in principal payments on mortgage notes payable.

Cash and cash equivalents were $12.0 million and $8.0 million at December 31, 2015 and 2014, respectively. Cash flows provided by operating activities for the years ended December 31, 2015 and 2014 were $12.9 million and $3.2 million, respectively. The increase in cash flows from operating activities of $9.7 million is primarily attributable to timing of receipt of revenues and payment of expenses.

Cash used in investing activities was $46.4 million and $4.4 million for the years ended December 31, 2015 and 2014, respectively. The increase in cash used in investing activities of $42.0 million is primarily due to an increase in improvements to real estate.

Cash provided by financing activities was $37.5 million for the year ended December 31, 2015. Cash used in financing activities was $1.3 million for the year ended December 31, 2014. The increase in cash provided by (used in) financing activities of $38.8 million is primarily attributable to an increase in Parkway investment, net and a decrease in distributions to noncontrolling interests in Parkway Houston’s residential condominium project, offset by an increase in principal payments on mortgage notes payable.

Mortgage Notes Payable

At March 31, 2016, Parkway Houston had $394.1 million in mortgage notes payable secured by office properties, including unamortized net premiums on debt acquired of $5.0 million and unamortized debt issuance costs of $295,000, with a weighted average interest rate of 5.1%.

The table below presents the principal payments due and weighted average interest rates for total mortgage notes payable at March 31, 2016 (dollars in thousands).

	Weighted Average Interest Rate	Total Mortgage Maturities	Balloon Payments	Principal Amortization
Schedule of Mortgage Maturities by Years:
2016(1)	6.1%	$118,113	$113,604	$4,509
2017	4.5%	5,670	—	5,670
2018	4.8%	108,166	102,402	5,764
2019	4.4%	4,138	—	4,138
2020	5.0%	85,602	82,949	2,653
Thereafter	3.9%	67,770	62,193	5,577

Total principal maturities		389,459	$361,148	$28,311

Unamortized debt issuance costs, net	N/A	(295)
Fair value premiums on mortgage debt acquired, net	N/A	4,972

Total mortgage notes payable, net	5.1%	$394,136

Fair value at March 31, 2016		$396,909

(1)	Includes the $114.0 million mortgage debt secured by CityWestPlace I & II that Parkway Houston paid in full on April 6, 2016.

At December 31, 2015, Parkway Houston had $396.9 million in mortgage notes payable secured by office assets, including unamortized net premiums on debt acquired of $6.0 million and unamortized debt issuance costs of $306,000, with a weighted average interest rate of 5.1%.

The table below presents the principal payments due and weighted average interest rates for total mortgage notes payable, at December 31, 2015 (dollars in thousands).

	Weighted Average Interest Rate	Total Mortgage Maturities	Balloon Payments	Principal Amortization
Schedule of Mortgage Maturities by Years:
2016(1)	6.1%	$119,879	$113,604	$6,275
2017	4.5%	5,670	—	5,670
2018	4.8%	108,166	102,402	5,764
2019	4.4%	4,138	—	4,138
2020	5.0%	85,602	82,949	2,653
Thereafter	3.9%	67,771	62,193	5,578

Total principal maturities		391,226	$361,148	$30,078

Unamortized debt issuance costs, net	N/A	(306)
Fair value premiums on mortgage debt acquired, net	N/A	5,981

Total mortgage notes payable, net	5.1%	$396,901

Fair value at December 31, 2015		$394,267

(1)	On April 6, 2016, Parkway Houston paid in full the $114.0 million mortgage debt secured by CityWestPlace I & II.

Contractual Obligations

Parkway Houston has contractual obligations including mortgage notes payable and lease obligations. The table below presents total payments due under specified contractual obligations by year through maturity at March 31, 2016 (in thousands):

	Payments Due By Period
Contractual Obligations	2016 (2)	2017	2018	2019	2020	Thereafter	Total
Long-term debt principal and interest payments (1)	$129,936	$18,049	$120,283	$11,139	$89,319	$73,440	$442,166
Purchase obligations (tenant improvements and lease commissions)	7,288	16	10	—	—	—	7,314

Total	$137,224	$18,065	$120,293	$11,139	$89,319	$73,440	$449,480

(1)	Variable interest payments are calculated using the rate at March 31, 2016
(2)	Includes the $114.0 million mortgage debt secured by CityWestPlace I & II that was paid by Parkway on April 6, 2016.

The amounts presented above for long-term debt include principal and interest payments. The amounts presented for purchase obligations represent the remaining tenant improvement allowances and lease commissions for leases in place at March 31, 2016.

The table below presents total payments due under specified contractual obligations by year through maturity at December 31, 2015 (in thousands):

	Payments Due By Period
Contractual Obligations	2016 (2)	2017	2018	2019	2020	Thereafter	Total
Long-term debt principal and interest payments (1)	$136,661	$18,049	$120,283	$11,139	$89,319	$73,440	$448,891
Purchase obligations (tenant improvements and lease commissions)	10,885	16	10	—	—	—	10,911

Total	$147,546	$18,065	$120,293	$11,139	$89,319	$73,440	$459,802

(1)	Variable interest payments are calculated using the rate at December 31, 2015.
(2)	Includes the $114.0 million mortgage debt secured by CityWestPlace I & II that was paid by Parkway on April 6, 2016.

The amounts presented above for long-term debt include principal and interest payments. The amounts presented for purchase obligations represent the remaining tenant improvement allowances and lease commissions for leases in place at December 31, 2015.

Capital Expenditures

During the three months ended March 31, 2016, Parkway Houston incurred approximately $2.4 million, $1.6 million, and $3.0 million in building improvements, tenant improvements, and leasing commissions, respectively. All such improvements were financed with cash flow from the properties, capital expenditure escrow accounts and Parkway contributions.

During the year ended December 31, 2015, Parkway Houston incurred approximately $11.8 million, $36.3 million, and $8.6 million in building improvements, tenant improvements, and leasing commissions, respectively. All such improvements were financed with cash flow from the properties, capital expenditure escrow accounts and Parkway contributions.

Non-GAAP Financial Measures

Funds From Operations (FFO)

Parkway Houston’s management believes that FFO is an appropriate measure of performance for a REIT and computes this measure in accordance with the NAREIT definition of FFO (including any guidance that NAREIT releases with respect to the definition). FFO is defined by NAREIT as net income (computed in accordance with GAAP), reduced by preferred dividends, excluding gains or losses from sale of previously depreciable real estate assets, impairment charges related to depreciable real estate under GAAP, plus depreciation and amortization related to depreciable real estate. Further, Parkway Houston does not adjust FFO to eliminate the effects of non-recurring charges. Parkway Houston believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. Parkway Houston believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of REITs by the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Parkway Houston may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. FFO does not represent cash generated from operating activities in accordance with GAAP and is not an indication of cash available to fund cash needs. FFO should not be considered an alternative to net income as an indicator of Parkway Houston’s operating performance or as an alternative to cash flow as a measure of liquidity.

The following table reconciles net loss attributable to Parkway Houston to FFO for the three months ended March 31, 2016 and 2015, and for the years ended December 31, 2015, 2014, and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465

FFO	$10,097	$8,267	$39,788	$40,961	$(1,904)

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

Parkway Houston believes that using EBITDA as a non-GAAP financial measure helps investors and its management analyze its ability to service debt and pay cash distributions. Parkway Houston defines EBITDA as net loss attributable to Parkway Houston before interest expense, income tax expense (benefit) and depreciation and amortization.

The following table reconciles net loss attributable to Parkway Houston to EBITDA for the three months ended March 31, 2016 and 2015, and for the years ended December 31, 2015, 2014, and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)
Interest expense	3,953	4,045	16,088	16,252	3,296
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465
Income tax expense (benefit)	493	173	1,635	(180)	(1,276)

EBITDA	$14,543	$12,485	$57,511	$57,033	$116

Net Operating Income (NOI)

Parkway Houston defines NOI as income from office properties less property operating expenses. Parkway Houston considers NOI to be a useful performance measure to investors and management because it reflects the revenues and expenses directly associated with owning and operating its properties and the impact to operations from trends in occupancy rates, rental rates and operating costs not otherwise reflected in net income.

The following table reconciles net loss attributable to Parkway Houston to NOI for the three months ended March 31, 2016 and 2015 and for the years ended December 31, 2015, 2014, and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)
Interest expense	3,953	4,045	16,088	16,252	3,296
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465
Management company expenses	781	2,785	9,362	27,038	23,638
Income tax expense (benefit)	493	173	1,635	(180)	(1,276)
General and administrative	1,632	1,631	6,336	6,917	7,267
Sale of condominium units	—	(4)	(11,063)	(16,554)	—
Cost of sales - condominium units	—	202	11,120	13,199	14
Net income (loss) attributable to noncontrolling interests	—	(7)	(7)	148	—
Impairment loss on management contracts	—	—	—	4,750	—
Management company income	(1,305)	(2,679)	(9,891)	(23,971)	(17,526)
Interest and other income	(61)	(61)	(246)	(244)	(1,663)

NOI	$15,590	$14,352	$63,122	$68,316	$11,846

Leasing Activity

For the year ended 2015, six leases were renewed totaling 52,000 rentable square feet at an average annual rental rate per square foot of $37.73 and at an average cost of $5.76 per square foot per year of the lease term. Leases totaling 109,000 rentable square feet were not renewed.

For the year ended 2015, three expansion leases were signed totaling 5,000 rentable square feet at an average annual rental rate per square foot of $42.25 and at an average cost of $9.11 per square foot per year of the lease term.

For the year ended 2015, 10 new leases were signed totaling 42,000 rentable square feet at an average annual rental rate per square foot of $41.34 and at an average cost of $7.43 per square foot per year of the term.

During the first quarter of 2016, three leases were renewed totaling 58,000 rentable square feet at an average annual rental rate per square foot of $32.32 and at an average cost of $6.28 per square foot per year of the lease term. Leases totaling 308,000 rentable square feet were not renewed.

During the first quarter of 2016, one expansion lease was signed totaling 591 rentable square feet at an average annual rental rate per square foot of $38.19 and at an average cost of $9.81 per square foot per year of the lease term.

During the first quarter of 2016, two new leases were signed totaling 11,000 rentable square feet at an average annual rental rate per square foot of $43.16 and at an average cost of $9.76 per square foot per year of the term.

COUSINS HOUSTON

Critical Accounting Policies

Cousins Houston’s financial statements are prepared in accordance with GAAP, as outlined in the FASB’s Accounting Standards Codification (“ASC”), and the notes to the combined financial statements include a summary of the significant accounting policies. The preparation of financial statements in accordance with GAAP requires the use of certain estimates, a change in which could materially affect revenues, expenses, assets, or liabilities. Some of Cousins Houston’s accounting policies are considered to be critical accounting policies, which are policies that are both important to the portrayal of Cousins Houston’s financial condition, results of operations and cash flows, and policies that also require significant judgment or complex estimation processes. Cousins Houston’s critical accounting policies are as follows:

Operating Property Acquisitions

Upon acquisition of an operating property, Cousins Houston records the acquired tangible and intangible assets and assumed liabilities at fair value at the acquisition date. Fair value is based on estimated cash flow projections that utilize available market information and discount and/or capitalization rates as appropriate. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The acquired assets and assumed liabilities for an acquired operating property generally include, but are not limited to: land, buildings, and identified tangible and intangible assets and liabilities associated with in-place leases, including tenant improvements, leasing costs, value of above-market and below-market leases, and value of acquired in-place leases.

The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings, tenant improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information.

The fair value of the above-market or below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. In-place leases at acquired properties are reviewed at the time of acquisition to determine if contractual rents are above or below current market rents for the acquired property, and an identifiable intangible asset or liability is recorded if there is an above-market or below-market lease.

The fair value of acquired, in-place leases, is derived based on Cousins Houston’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. This fair value is based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases; (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period; and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period. Factors considered in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, such as real estate taxes, insurance, and other operating expenses, current market conditions, and costs to execute similar leases, such as leasing commissions, legal, and other related expenses.

The amounts recorded for above-market and in-place leases are included in intangible assets on the balance sheets, and the amounts for below-market leases are included in intangible liabilities on the balance sheets. These amounts are amortized on a straight-line basis as an adjustment to rental income over the remaining term of the applicable leases.

The determination of the fair value of the acquired tangible and intangible assets and assumed liabilities of operating property acquisitions requires significant judgments and assumptions about the numerous inputs discussed above. The use of different assumptions in these fair value calculations could significantly affect the reported amounts of the allocation of the acquisition related assets and liabilities and the related amortization and depreciation expense recorded for such assets and liabilities. In addition, since the values of above-market and below-market leases are amortized as either a reduction or increase to rental income, respectively, the judgments for these intangibles could have a significant impact on reported rental revenues and results of operations.

Depreciation and Amortization

Cousins Houston depreciates or amortizes operating real estate assets over their estimated useful lives using the straight-line method of depreciation. Cousins Houston uses judgment when estimating the life of real estate assets and when allocating certain indirect project costs to projects under development. Historical data, comparable properties, and replacement costs are some of the factors considered in determining useful lives and cost allocations. The use of different assumptions for the estimated useful life of assets or cost allocations could significantly affect depreciation and amortization expense and the carrying amount of its real estate assets.

Impairment

Cousins Houston reviews its real estate assets on a property-by-property basis for impairment. The first step in this process is for Cousins Houston to use judgment to determine whether an asset is considered to be held and used or held for sale, in accordance with accounting guidance. In order to be considered a real estate asset held for sale, Cousins Houston must, among other things, have the authority to commit to a plan to sell the asset in its current condition, have commenced the plan to sell the asset, and have determined that it is probable that the asset will sell within one year. If Cousins Houston determines that an asset is held for sale, it must record an impairment loss if the fair value less costs to sell is less than the carrying amount. All real estate assets not meeting the held for sale criteria are considered to be held and used.

In the impairment analysis for assets held and used, Cousins Houston must use judgment to determine whether there are indicators of impairment. These indicators could include a decline in a property’s leasing percentage, a current period operating loss or negative cash flows combined with a history of losses at the property, a decline in lease rates for that property or others in the property’s market, or an adverse change in the financial condition of significant tenants.

If Cousins Houston determines that an asset that is held and used has indicators of impairment, Cousins Houston must determine whether the undiscounted cash flows associated with the asset exceed the carrying amount of the asset. If the undiscounted cash flows are less than the carrying amount of the asset, Cousins Houston must reduce the carrying amount of the asset to fair value.

In calculating the undiscounted net cash flows of an asset, Cousins Houston must estimate a number of inputs, including future rental rates, expenditures for future leases, future operating expenses, and market capitalization rates for residual values, among other things. In addition, if there are alternative strategies for the future use of the asset, Cousins Houston must assess the probability of each alternative strategy and perform a probability-weighted undiscounted cash flow analysis to assess the recoverability of the asset. Cousins Houston must use considerable judgment in determining the alternative strategies and in assessing the probability of each strategy selected.

In determining the fair value of an asset, Cousins Houston exercises judgment on a number of factors. Cousins Houston may determine fair value by using a discounted cash flow calculation or by utilizing comparable market information. Cousins Houston must determine an appropriate discount rate to apply to the cash flows in the discounted cash flow calculation. Cousins Houston must use judgment in analyzing comparable market information because no two real estate assets are identical in location and price.

The estimates and judgments used in the impairment process are highly subjective and susceptible to frequent change. If Cousins Houston determines that an asset is held and used, the results of operations could be materially different than if Cousins Houston determines that an asset is held for sale. Different assumptions used in the calculation of undiscounted net cash flows of a project, including the assumptions associated with alternative strategies and the probabilities associated with alternative strategies, could cause a material impairment loss to be recognized when no impairment is otherwise warranted. Cousins Houston’s assumptions about the discount rate used in a discounted cash flow estimate of fair value and its judgment with respect to market information could materially affect the decision to record impairment losses or, if required, the amount of the impairment losses.

Valuation of Receivables

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Cousins Houston reviews its receivables regularly for potential collection problems in computing the allowance to record against its receivables. This review requires Cousins Houston to make certain judgments regarding collectability, notwithstanding the fact that ultimate collections are inherently difficult to predict. Economic conditions fluctuate over time, and Cousins Houston has tenants in many different industries which experience changes in economic health, making collectability prediction difficult. Therefore, certain receivables currently deemed collectible could become uncollectible, and those reserved could ultimately be collected. A change in judgments made could result in an adjustment to the allowance for doubtful accounts with a corresponding effect on net income.

Recoveries from Tenants

Recoveries from tenants for operating expenses are determined on a calendar year and on a lease-by-lease basis. The most common types of cost reimbursements in Cousins Houston’s leases are utility expenses, building operating expenses, real estate taxes and insurance, for which the tenant pays its pro rata share in excess of a base year amount, if applicable. The computation of these amounts is complex and involves numerous judgments, including the interpretation of lease terms and other tenant lease provisions. Leases are not uniform in dealing with such cost reimbursements and there are many variations in the computation. Cousins Houston accrues income related to these payments each month. Cousins Houston makes monthly accrual adjustments, positive or negative, to recorded amounts to its best estimate of the annual amounts to be billed and collected with respect to the cost reimbursements. After the end of the calendar year, Cousins Houston computes each tenant’s final cost reimbursements and, after considering amounts paid by the tenant during the year, issues a bill or credit for the appropriate amount to the tenant. The differences between the amounts billed less previously received payments and the accrual adjustments are recorded as increases or decreases to revenues when the final bills are prepared, which occurs during the first half of the subsequent year.

Discussion of New Accounting Pronouncements

In 2015, the FASB voted to defer ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” Under the new guidance, companies will recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service. This new guidance could result in different amounts of revenue being recognized and could result in revenue being recognized in different reporting periods than under the current guidance. The standard specifically excludes revenue associated with lease contracts. The guidance is effective for periods beginning after December 15, 2017, with early adoption permitted for periods beginning after December 15, 2016. New Parkway expects to adopt this guidance effective January 1, 2018, and Cousins is currently assessing the potential impact of adopting the new guidance.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which amends the existing standards for lease accounting by requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting and reporting. The new standard will require lessees to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months, and classify such leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method (finance leases) or on a straight-line basis over the term of the lease (operating leases). Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes previous leasing standards. The guidance is effective for the fiscal years beginning after December 15, 2018 with early adoption permitted. Cousins is currently assessing the potential impact of adopting the new guidance.

The following discussion and analysis should be read in conjunction with the selected financial data and the combined financial statements and notes.

Results of Operations

Comparison of the three months ended March 31, 2016 compared to the three months ended March 31, 2015.

General and Administrative Expenses. General and administrative expenses increased $1.9 million for the three months ended March 31, 2016 compared to the three months ended March 31, 2015, primarily as a result of an increase in long-term incentive compensation expense incurred by Cousins and allocated to Cousins Houston.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased $2.2 million, or 12.3%, related to lease expirations and extensions of useful lives of tenant assets as a result of lease modifications at Greenway Plaza.

Comparison of the year ended December 31, 2015 compared to the year ended December 31, 2014.

Rental Property Revenues. Rental property revenues decreased $6.6 million, or 3.6%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a decrease in occupancy at Greenway Plaza.

Rental Property Operating Expenses. Rental property operating expenses decreased $5.5 million, or 6.9%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a decrease in real estate taxes coupled with the decrease in occupancy at Greenway Plaza.

General and Administrative expenses. General and administrative expenses decreased $1.0 million between the 2014 and 2015 reporting periods, primarily as a result of a decrease in long-term incentive compensation expense incurred by Cousins and allocated to Cousins Houston.

Depreciation and Amortization Expense. Depreciation and amortization decreased $14.0 million, or 18.0%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a decrease in occupancy at Greenway Plaza and decreases related to extensions of useful lives of certain tenant assets as a result of lease modifications at Greenway Plaza.

Comparison of the year ended December 31, 2014 to the period from February 7, 2013 (date of inception) to December 31, 2013.

Operations for Cousins Houston commenced with the acquisition of Post Oak Central on February 7, 2013 and the 2013 results include the operations of Greenway Plaza from September 9, 2013 through December 31, 2013. These two properties were owned for all of 2014 resulting in an increase in revenues and expenses between the periods. Conversely, acquisition and related costs decreased $3.9 million between the periods as a result of the 2013 acquisitions.

Interest expense increased $5.5 million between the 2013 and 2014 periods as a result of the closing of the Post Oak Central mortgage loan in September 2013.

Liquidity and Capital Resources

Cash Flows

Cash and cash equivalents were $1.4 million and $109,000 at March 31, 2016 and December 31, 2015, respectively. The following table summarizes the changes in cash flows for the three months ended March 31, 2016 and 2015 (in thousands):

	Three Months Ended March 31,
	2016	2015	Increase/ (Decrease)
Net cash provided by (used in) operating activities	$(6,241)	$468	$(6,709)
Net cash used in investing activities	(8,737)	(15,318)	6,581
Net cash provided by financing activities	16,231	14,166	2,065

Cash flows from operating activities decreased $6.7 million between the periods. This decrease is due to a decrease in net cash generated from property operations primarily as a result of an increase in real estate taxes paid.

Cash flows used in investing activities decreased $6.6 million between the periods due to a decrease in property improvements and tenant asset expenditures.

Cash flows provided by financing activities increased $2.1 million between the periods due to an increase in contributions, net from Cousins to fund the increase in cash used for operating activities.

Cash and cash equivalents were $109,000, $684,000 and $0 at December 31, 2015, 2014 and 2013, respectively. The following table summarizes the changes in cash flows for the periods presented (in thousands):

	Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,	2015 to 2014	2014 to 2013
	2015	2014	2013	Change	Change
Net cash provided by operating activities	$76,395	$80,220	$41,770	$(3,825)	$38,450
Net cash used in investing activities	(55,085)	(37,478)	(1,164,245)	(17,607)	1,126,767
Net cash provided by (used in) financing activities	(21,885)	(42,058)	1,122,475	20,173	(1,164,533)

Cash flows from operating activities decreased $3.8 million between the 2015 and 2014 periods primarily due to the timing of operating cash receipts and payments, and a decrease in net cash received from property operations as a result of decreased occupancy at Greenway Plaza. Cash flows from operating activities increased $38.5 million between the 2014 and 2013 periods due to the property acquisitions in 2013.

Cash flows used in investing activities increased $17.6 million between the 2015 and 2014 periods due to an increase in property improvements and tenant asset expenditures. Cash flows used in investing activities decreased $1.1 billion between the 2014 and 2013 periods from the property acquisitions in 2013.

Cash flows used in financing activities decreased $20.2 million between the 2015 and 2014 periods due to a decrease in net distributions to Cousins. This decrease was primarily due to the increase in cash used for building improvement and tenant asset expenditures. Cash flows provided by financing activities decreased $1.2 billion between the 2014 and 2013 periods due to the following:

•	decrease in contributions by Cousins, net of $974.3 million as a result of the property acquisitions in 2013; and

•	decrease of $188.8 million in proceeds from note payable due to the closing of the Post Oak Central mortgage loan in 2013.

Contractual Obligations and Commitments

Cousins Houston was subject to the following contractual obligations and commitments at March 31, 2016 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations:
Debt:
Mortgage notes payable	$180,912	$3,522	$7,509	$169,881	$—
Interest commitments	33,707	7,639	14,812	11,256
Operating leases	70	36	34	—	—

Total contractual obligations	$214,689	$11,197	$22,355	$181,137	$—

Commitments:
Unfunded tenant improvements	$53,463	$38,020	$5,158	$10,285	$—

Total commitments	$53,463	$38,020	$5,158	$10,285	$—

Cousins Houston was subject to the following contractual obligations and commitments at December 31, 2015 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations:
Debt:
Mortgage notes payable	$181,770	$3,485	$7,430	$170,855	$—
Interest commitments	35,639	7,676	14,891	13,072
Operating leases	70	36	34	—	—

Total contractual obligations	$217,479	$11,197	$22,355	$183,927	$—

Commitments:
Unfunded tenant improvements	$60,668	$29,132	$16,093	$15,443	$—

Total commitments	$60,668	$29,132	$16,093	$15,443	$—

In addition, Cousins Houston has several standing or renewable service contracts mainly related to the operation of the buildings. These contracts are in the ordinary course of business and are generally one year or less. These contracts are not included in the above tables and are generally reimbursed in whole or in part by tenants.

Capital Expenditures

	For the Three Months Ended March 31,
	2016	2015
Operating properties—leasing costs	$5,925	$10,979
Operating properties—building improvements	2,648	2,780
Accrued capital expenditures adjustment	164	1,559

Total property improvements and tenant asset expenditures	$8,737	$15,318

Capital expenditures decreased in 2016 mainly due to decreased capitalized leasing costs. Capitalized leasing costs, which include tenant improvements, leasing costs and related capitalized personnel costs, are a function of the number and size of newly executed leases or renewals of existing leases. The amounts of tenant improvement and leasing costs on a per square foot basis for the three months ended March 31, 2016 were as follows:

For the Three Months Ended March 31, 2016
New leases	$5.85
Renewed leases	$3.21
Expansion leases	$7.18

Components of costs included in this line item for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 are as follows (in thousands):

	Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2015	2014	2013
Operating properties—leasing costs	$37,109	$26,628	$14,316
Operating properties—building improvements	17,762	10,119	3,163
Accrued capital expenditures adjustment	214	731	(1,622)

Total property improvements and tenant asset expenditures	$55,085	$37,478	$15,857

Capital expenditures increased in 2015 mainly due to increased capitalized leasing costs and building improvement expenditures. The amounts of tenant improvement and leasing costs on a per square foot basis for the year ended December 31, 2015 were as follows:

Amount
New leases	$6.02
Renewed leases	$4.38
Expansion leases	$4.09

The amounts of tenant improvement and leasing costs vary by lease and by market. Given the level of expected leasing and renewal activity, management expects tenant improvement and leasing costs in the immediate future to remain consistent.

Non-GAAP Financial Measures

Funds From Operations (FFO)

Cousins Houston’s management believes that FFO is an appropriate measure of performance for a REIT and computes this measure in accordance with the NAREIT definition of FFO (including any guidance that NAREIT releases with respect to the definition). FFO is defined by NAREIT as net income (computed in accordance with GAAP), reduced by preferred dividends, excluding gains or losses from sale of previously depreciable real estate assets, impairment charges related to depreciable real estate under GAAP, plus depreciation and amortization related to depreciable real estate. Further, Cousins Houston does not adjust FFO to eliminate the effects of non-recurring charges. Cousins Houston believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. Cousins Houston believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of REITs by the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Cousins Houston may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. FFO does not represent cash generated from operating activities in accordance with GAAP and is not an indication of cash available to fund cash needs. FFO should not be considered an alternative to net income as an indicator of Cousins Houston’s operating performance or as an alternative to cash flow as a measure of liquidity.

The following table reconciles net income to FFO for Cousins Houston for the three months ended March 31, 2016 and 2015, the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
Net income	$4,950	$4,259	$25,621	$11,708	$1,533
Depreciation and amortization	15,428	17,586	63,791	77,760	29,146

FFO	$20,378	$21,845	$89,412	$89,468	$30,679

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

Cousins Houston believes that using EBITDA as a non-GAAP financial measure helps investors and Cousin Houston’s management analyze its ability to service debt and pay cash distributions. Cousins Houston defines EBITDA as net income before interest expense and depreciation and amortization.

The following table reconciles net income to EBITDA of Cousins Houston for the three months ended March 31, 2016 and 2015, for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
Net income	$4,950	$4,259	$25,621	$11,708	$1,533
Depreciation and amortization	15,428	17,586	63,791	77,760	29,146
Interest expense	1,974	2,010	7,988	8,127	2,618

EBITDA	$22,352	$23,855	$97,400	$97,595	$33,297

Net Operating Income (NOI)

Cousins Houston defines NOI as income from office properties less property operating expenses. Cousins Houston considers NOI to be a useful performance measure to investors and management because it reflects the revenues and expenses directly associated with owning and operating Cousins Houston’s properties and the impact to operations from trends in occupancy rates, rental rates and operating costs not otherwise reflected in net income.

The following table reconciles net income to NOI of Cousins Houston for the three months ended March 31, 2016 and 2015, for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
Net income	$4,950	$4,259	$25,621	$11,708	$1,533
Other income	(186)	(79)	—	(31)	(11)
General and administrative expenses	3,177	1,322	6,328	7,347	3,793
Depreciation and amortization	15,428	17,586	63,791	77,760	29,146
Interest expense	1,974	2,010	7,988	8,127	2,618
Acquisition and related expenses	—	—	—	—	3,858

NOI	$25,343	$25,098	$103,728	$104,911	$40,937

Leasing Activity

In the three months ended March 31, 2016, Cousins Houston leased or renewed approximately 74,000 square feet of office space. Net effective rent, representing base rent less operating expense reimbursements and leasing costs, for new or renewed non-amenity leases with terms greater than one year was $11.59 per square foot for the first quarter 2016. Cash basis net effective rent per square foot increased 11.94% in the first quarter of 2016 on spaces that have been previously occupied. Cash basis net effective rent represents net rent at the end of the term paid by the prior tenant compared to the net rent at the beginning of the term paid by the current tenant. During the three months ended March 31, 2016, we had 65,000 square feet of office space under leases that expired and were not renewed.

In 2015, Cousins Houston leased or renewed approximately 1.3 million square feet of office space. Net effective rent, representing base rent less operating expense reimbursements and leasing costs, for new or renewed non-amenity leases with terms greater than one year was $15.90 per square foot for the year ended December 31, 2015. Cash basis net effective rent per square foot increased 32.52% during 2015 on spaces that have been previously occupied. Cash basis net effective rent represents net rent at the end of the term paid by the prior tenant compared to the net rent at the beginning of the term paid by the current tenant. During 2015, we had 356,000 square feet of office space under leases that expired and were not renewed.

BUSINESS AND PROPERTIES—NEW PARKWAY

General

New Parkway will be a self-managed office REIT, engaged in the ownership, acquisition, development and leasing of Class A office assets, focused on attractive Houston, Texas submarkets. Upon completion of the Separation, New Parkway’s portfolio will consist of five Class A assets comprising 19 buildings and totaling approximately 8.7 million rentable square feet in the Greenway, Galleria and Westchase submarkets of Houston, providing geographic focus and significant operational scale and efficiencies. New Parkway’s portfolio has proven to be resilient throughout market cycles and is occupied by a diversified customer base with strong credit profiles and limited near-term lease expirations. New Parkway believes that the creation of a geographically focused REIT with a strong balance sheet and targeted internal value-creation opportunities will generate attractive risk-adjusted returns for New Parkway’s stockholders while providing a platform for external growth opportunities over the longer-term.

New Parkway’s mission will be to own and operate high-quality office properties located in attractive submarkets in Houston, with a primary focus on unlocking value within its existing portfolio through implementing active and creative leasing strategies, leveraging its scale to increase pricing power in lease and vendor negotiations and targeting redevelopment and asset repositioning opportunities. New Parkway expects to maintain a conservative balance sheet with low leverage and ample liquidity, which New Parkway expects will allow it to access multiple sources of capital. New Parkway believes that this strategy will support both its internal growth initiatives and its patient and disciplined approach to pursuing new investment opportunities at the appropriate time. New Parkway believes this strategy, combined with its highly experienced management team that has a successful history of operating a publicly traded REIT, significant expertise in the Houston, Texas office sector and extensive relationships with industry participants, positions us for long-term internal and external growth.

New Parkway will be self-managed and led by a dedicated and seasoned management team and a board of directors consisting of a majority of independent directors. Mr. Heistand, an industry veteran who is currently Parkway’s president and chief executive officer, will be New Parkway’s president and chief executive officer. Mr. Lipsey, currently Parkway’s executive vice president and chief operating officer, will hold the same position at New Parkway. Messrs. Heistand and Lipsey will be joined by several members of Parkway’s current management team. Mr. Thomas, currently the chairman of Parkway’s board of directors, will serve as the non-executive chairman of New Parkway’s board of directors.

New Parkway intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes beginning with New Parkway’s taxable year commencing on the day prior to the Distribution.

Competitive Strengths

Accomplished management team with a demonstrated track record of acquiring, operating and repositioning assets and managing a public office REIT. New Parkway’s management team, led by Mr. Heistand, has extensive experience in the office real estate industry, including in the operations, leasing, acquisition and disposition of office assets through all stages of the real estate cycle, and has a proven track record of executing business strategies and delivering strong results for stockholders. Since joining Parkway in the fourth quarter of 2011 through March 31, 2016, New Parkway’s management team has acquired $3.9 billion of high-quality, Class A office assets and disposed of approximately $2.6 billion of non-core assets resulting in approximately $290.0 million of net gains. During this time, New Parkway’s management team also realized significant portfolio-wide operational improvements as evidenced by a 45.8% increase in average in-place rents and an increase in the leased percentage of the portfolio from 84.9% to 90.8%. In addition, New Parkway’s management team has proven its ability to be creative in unlocking value from complex transactions and to create stockholder value through targeted asset sales and strategic capital recycling. Through this experience, New Parkway’s management team has proven its strong execution capabilities and established relationships with industry participants.

Houston focus with local and regional expertise. New Parkway will focus initially on owning and operating office properties in Houston, Texas, which is a region New Parkway believes is well-positioned for economic recovery. New Parkway believes its position as a “pure-play” Houston real estate company allows it to have a targeted focus on property performance that otherwise could be diluted in a company with more geographically diverse holdings. Additionally, New Parkway’s management and property-level teams have in-depth knowledge of the Houston real estate market and an extensive network of long-standing relationships with leading local, regional and national industry participants that New Parkway believes will drive its ability to identify and capitalize on internal value-creation opportunities and attractive acquisition opportunities as well as identify opportunities with potential joint venture partners, as such opportunities arise from time to time, which may include preliminary conceptual discussions, prior to the closing of the Merger.

High-quality portfolio of Class-A office assets concentrated in desirable, resilient Houston submarkets. New Parkway will own five Class A assets comprising 19 buildings and totaling approximately 8.7 million square feet in the Greenway, Galleria and Westchase submarkets, which are among the most desirable submarkets in Houston. These particular submarkets have a strong track record of outperforming the overall Houston market in rental rates, occupancy and value improvement over time. They are located adjacent to many high-income residential areas and offer state-of-the-art amenities, including high-end retail, restaurants, entertainment and recreational activities. New Parkway expects to be the largest landlord in each of these submarkets, owning 72% of the Class A office inventory in Greenway, 18% in Galleria, and 17% in Westchase based on square footage as of March 31, 2016. New Parkway expects that these ownership levels will lead to pricing power in lease and vendor negotiations; the ability to attract, hire and retain superior local market leadership and leasing teams; flexibility to meet changing customer space demands; and an enhanced ability to identify and capitalize on emerging investment opportunities.

High-quality, creditworthy customer base with limited near-term lease maturities. New Parkway’s diversified customer base will generally consist of high-quality and creditworthy customers. As of March 31, 2016, nearly 50% of New Parkway’s customers based on annual base rent had investment grade credit ratings from major credit rating agencies. In order to monitor the credit quality of our customers, New Parkway’s property management teams will communicate regularly with all of its customers. Further, New Parkway will receive monthly credit reports for the largest customers in its portfolio and will regularly review the financials of those customers that are in the energy industry. Further, with a weighted average remaining lease term of approximately six years as of March 31, 2016, New Parkway’s portfolio has limited near-term lease maturities which is expected to provide stable cash flows with minimal decline in contractual revenue over the next several years.

Flexible and conservative capital structure. New Parkway’s flexible and conservative capital structure is expected to provide it with an advantage over many of its private and public competitors. Upon completion of the Distribution, it will have limited near-term debt maturities, approximately $150 million in cash and cash equivalents and $50 million of additional liquidity through the New Parkway Revolving Credit Facility, all of which will provide financial flexibility, support ongoing capital improvement needs and reinforce its business and growth strategies of unlocking the value in its portfolio through leasing and asset repositioning. In addition, its conservative approach to balance sheet management may provide strategic benefits by providing it with enhanced access to multiple sources of attractively priced capital that may not be available to many of its competitors in Houston. New Parkway also believes that its moderate leverage and strong liquidity will enable it to take advantage of attractive redevelopment and acquisition opportunities as they rise from time to time.

Embedded growth opportunities through leasing, asset repositioning and redevelopment. New Parkway’s portfolio has significant, identified embedded growth opportunities both through leasing the remaining vacancies in the portfolio and through targeted asset repositioning and redevelopment opportunities. New Parkway expects that its initial focus on one geographic location, combined with its strong balance sheet, market knowledge and customer relationships, will allow New Parkway to more successfully execute internal and external growth strategies. With its scale, it is expected that New Parkway will have the ability to attract, hire and maintain a best-in-class leasing team that will help New Parkway identify opportunities early and implement aggressive and creative leasing strategies at its properties. New Parkway will also own assets that offer various pricing points within the same submarkets, giving New Parkway the flexibility to move and relocate customers within its portfolio based on their changing needs, which New Parkway expects will lead to higher customer retention. New Parkway believes there are opportunities to add revenue-generating amenities to its assets, such as additional retail options and parking. New Parkway believes that its management team’s experience, as well as its ability to exclusively focus on its growth strategy following the Distribution will allow it to unlock the value that New Parkway expects exists in its portfolio.

Business and Growth Strategies

Maximize cash flow growth and value through proactive asset management and leasing strategies. New Parkway believes that it will be well-positioned to drive growth in cash flow and maximize the value of its portfolio with proactive, creative and aggressive leasing and asset management strategies. New Parkway expects that its substantial scale in the Greenway, Galleria and Westchase submarkets will provide it with enhanced visibility into submarket dynamics that will lead to stronger negotiating leverage with customers and vendors and will result in a potential reduction in its operating costs and improvement in NOI over time. New Parkway expects that it will also be able to leverage its broad existing customer relationships, leading market position and deep financial flexibility to attract new, high-quality customers, increase occupancy over the long-term and maximize customer retention rates at its properties.

Focus on unlocking value through repositioning and redeveloping existing properties. New Parkway expects that its management team will devote significant attention to internal value-creating investment opportunities that are intended to generate attractive growth in revenues and cash flow, enhancing the value of its portfolio. Specifically, New Parkway expects to leverage its real estate expertise to reposition and redevelop its existing properties, as well as properties that New Parkway may acquire in the future, with the objective of increasing occupancy, rental rates and risk-adjusted returns on its invested capital. As the Houston, Texas market continues to recover, New Parkway’s management team will seek to identify investment opportunities, that may include creating joint ventures with existing ownership interests in certain of New Parkway’s properties, that will create value for its stockholders, enable it to better serve its customers, be consistent with its strategic objectives and have attractive risk-return profiles.

Maintain a conservative, flexible balance sheet with adequate liquidity to fund near-term growth opportunities. New Parkway will maintain a conservative capital structure that will provide the resources and flexibility to position New Parkway for both internal and external growth. Upon completion of the Distribution, New Parkway expects to have approximately $150 million in cash and cash equivalents and $50 million of additional liquidity through the New Parkway Revolving Credit Facility. New Parkway will focus on maintaining sufficient liquidity with minimal short-term debt maturities, allowing it to pursue value enhancement strategies within its portfolio and support acquisition activities as they may arise from time to time. Initially, New Parkway expects to maintain a mix of property-level secured indebtedness as well as corporate debt secured by a pool of assets. As the Houston market recovers, New Parkway anticipates funding additional growth opportunities through proceeds received from asset dispositions, joint ventures, the refinancing of debt or public equity offerings. New Parkway also expects to target a net debt to Adjusted EBITDA multiple of no more than 6.0x.

Pursue acquisitions with a patient, prudent approach. While New Parkway’s initial focus will be to unlock internal embedded growth in its existing portfolio, New Parkway intends to take advantage of current and future market dislocation in Houston to capitalize on emerging acquisition opportunities within its current submarkets as well as other Houston submarkets, if such assets meet its investment criteria. New Parkway may also acquire assets in other markets from time to time if such opportunities meet its investment criteria. However, New Parkway intends to devote the majority of its resources to sourcing opportunities within the Houston market for the foreseeable future. New Parkway believes that its management team’s in-depth market knowledge and relationships and its extensive acquisitions experience will enhance its ability to source new acquisition opportunities as they may arise from time to time. Whether New Parkway operates exclusively in Houston, or diversify its market exposure over the longer-term, its management team will use a patient, prudent and disciplined approach to investment decision-making.

New Parkway’s Portfolio

New Parkway’s portfolio will consist of five Class A office assets located in the Galleria, Greenway and Westchase submarkets in Houston, Texas, comprising 19 buildings and totaling approximately 8.7 million square feet. As of March 31, 2016, its portfolio had an occupancy rate of 86.0%.

The following table sets forth the occupancy rates by property for New Parkway’s portfolio as of March 31, 2016:

Office Property	Ownership Interest	Total Rentable Square Feet (in thousands)	Occupancy %	Weighted Average Rental Rate per Rentable Square Foot	% of Leases Expiring in 2016(1)	Year Built
Phoenix Tower	100%	630	82.1%	$17.68	4.1%	1984
CityWestPlace	100%	1,472	77.0%	22.60	5.1%	1993-2001
San Felipe Plaza	100%	980	84.7%	21.60	6.4%	1984
Greenway Plaza	100%	4,348	87.3%	16.07	3.8%	1969-1981
Post Oak Central	100%	1,280	95.0%	18.43	2.6%	1974-1980

		8,710	86.0%	$18.17	4.1%

(1)	The percentage of leases expiring in 2016 represents the ratio of square feet under leases expiring in 2016 divided by total rentable square feet.

Top 20 Customers

As of March 31, 2016, its top 20 customers (identified by industry) based on annualized rent are as follows:

Customer (identified by industry)	Expiration Date	Occupied Square Footage (in thousands)	Annualized Rental Revenue (in thousands)(1)	Percentage of Total Annualized Rental Revenue
Energy	2026	961	14,004	10.3%
Energy	2016, 2032	582	13,994	10.3%
Energy	2019	524	9,328	6.9%
Financial Services	2023	391	6,525	4.8%
Energy	2023	176	4,378	3.2%
Financial Services	2016, 2019	219	3,926	2.9%
Technology	2026	216	3,525	2.6%
Energy	2023	250	3,312	2.4%
Energy	2017, 2025	167	3,251	2.4%
Energy	2023	199	3,006	2.2%
Energy	2018	130	2,171	1.6%
Energy	2020	135	2,094	1.5%
Financial Services	2021	92	1,888	1.4%
Real Estate	2025	87	1,713	1.3%
Energy	2018, 2021	87	1,513	1.1%
Energy	2016, 2022	83	1,397	1.0%
Energy	2017	76	1,289	0.9%
Energy	2020	71	1,270	0.9%
Financial Services	2016, 2017	84	1,267	0.9%
Energy	2024	99	1,188	0.9%

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

Lease Expirations

The table below sets forth lease expirations for all of New Parkway’s properties, assuming none of its customers exercise renewal options.

Year of Lease Expiration	Number of Leases	Occupied Square Footage of Leases (in thousands)	Percentage of Total Square Feet	Annualized Rental Revenue (in thousands)(1)	Percent of Annualized Rental Revenue Expiring	Weighted Average Expiring Rental Rate Per Square Foot
2016	77	361	4.2%	$6,669	4.9%	$18.47
2017	73	608	7.0%	10,240	7.5%	16.84
2018	55	486	5.6%	8,769	6.4%	18.04
2019	50	1,112	12.8%	20,075	14.8%	18.05
2020	56	593	6.8%	12,037	8.8%	20.30
2021	30	418	4.8%	8,158	6.0%	19.52
2022	22	328	3.8%	5,862	4.3%	17.87
2023	18	1,188	13.6%	20,641	15.2%	17.37
2024	10	220	2.5%	3,860	2.8%	17.55
2025	11	377	4.3%	7,881	5.8%	20.90
Thereafter	14	1,802	20.6%	31,940	23.5%	17.72

	416	7,493	86.0%	$136,132	100.0%	$18.17

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

Significant Properties

New Parkway has four properties, CityWestPlace, Greenway Plaza, Post Oak Central and San Felipe Plaza, whose book value exceeded 10% of total assets at March 31, 2016 and whose rental revenue exceeded 10% of consolidated gross revenues for the year ended March 31, 2016.

CityWestPlace

CityWestPlace is located in Houston, Texas and comprises four office buildings in a 35.3 acre complex that range from six stories to 21 stories with an aggregate of 1.5 million rentable square feet. New Parkway acquired CityWestPlace in December 2013. The buildings were constructed between 1993 and 2001. CityWestPlace’s major customers include companies in the technology and oil and gas industries. At March 31, 2016, the property was 77.0% occupied with an average effective annual rental rate per square foot of $22.60. The average occupancy and rental rate per square foot since New Parkway acquired ownership of CityWestPlace is as follows:

Year	Average Occupancy	Average Rental Rate per Square Foot
2013	97.4%	$16.30
2014	96.4%	16.54
2015	85.3%	19.43
March 31, 2016	77.0%	22.60

Lease expirations for CityWestPlace at March 31, 2016 are as follows (in thousands, except square feet of leases expiring and number of leases):

Year	Square Feet of Leases Expiring	Percentage of Total Square Feet	Annualized Rental Revenue (1)	Percentage of Total Annualized Rental Revenue	Number of Leases
2016	74,935	5.1%	$1,694	6.6%	5
2017	75,816	5.1%	1,289	5.0%	2
2018	—	0.0%	—	0.0%	—
2019	—	0.0%	—	0.0%	1
2020	34,260	2.3%	1,164	4.6%	4
2021	1,474	0.1%	47	0.2%	1
2022	—	0.0%	—	0.0%	—
2023	176,349	12.0%	4,378	17.1%	1
2024	—	0.0%	—	0.0%	—
2025	46,971	3.2%	1,214	4.7%	5
Thereafter	723,657	49.2%	15,824	61.8%	3

	1,133,462	77.0%	$25,610	100.0%	22

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

For tax purposes, depreciation is calculated over 20 to 40 years for buildings and garages, seven to 40 years for building and tenant improvements and five to seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of CityWestPlace is estimated as follows at March 31, 2016 (in thousands):

CityWestPlace
Land	$31,555
Buildings and garages	202,504
Building and tenant improvements	47,816

Real estate tax expense for the property for the three months ended March 31, 2016 was $2.9 million.

Greenway Plaza

Greenway Plaza is located in Houston, Texas and comprises 10 office buildings in a 52.4 acre complex that range from five stories to 31 stories with an aggregate of 4.3 million rentable square feet. The buildings were constructed between 1969 and 1981. Greenway Plaza’s major customers include companies primarily in the energy and finance industries. At March 31, 2016, the property was 87.3% occupied with an average effective annual rental rate per square foot of $16.07. The average occupancy and rental rate per square foot since New Parkway acquired ownership of Greenway Plaza is as follows:

Year	Average Occupancy	Average Rental Rate per Square Foot
2013	95.2%	$13.18
2014	93.1%	14.42
2015	89.8%	15.40
March 31, 2016	87.3%	16.07

Lease expirations for Greenway Plaza at March 31, 2016 are as follows (in thousands, except square feet of leases expiring and number of leases):

Year	Square Feet of Leases Expiring	Percentage of Total Square Feet	Annualized Rental Revenue (1)	Percentage of Total Annualized Rental Revenue	Number of Leases
2016	164,782	3.8%	$2,289	3.8%	40
2017	300,829	6.9%	4,852	8.0%	37
2018	203,349	4.7%	3,579	5.9%	31
2019	251,054	5.8%	4,285	7.0%	29
2020	265,713	6.1%	5,126	8.4%	32
2021	208,640	4.8%	3,814	6.2%	15
2022	228,724	5.3%	3,815	6.2%	11
2023	917,361	21.1%	14,179	23.2%	12
2024	147,713	3.4%	2,097	3.4%	4
2025	137,074	3.2%	2,790	4.6%	3
Thereafter	970,936	22.2%	14,197	23.3%	6

	3,796,175	87.3%	$61,023	100%	220

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

For tax purposes, depreciation is calculated over 27 to 39 years for buildings and garages, 15 to 39 years for building and tenant improvements and seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of Greenway Plaza is estimated as follows at March 31, 2016 (in thousands):

Greenway Plaza
Land	$179,649
Buildings and garages	489,628
Building and tenant improvements	141,712

Real estate tax expense for the property for the three months ended March 31, 2016 was $5.7 million.

Post Oak Central

Post Oak Central is located in Houston, Texas and comprises three office buildings in a 17.19 acre complex that are 24 stories each with an aggregate of 1.3 million rentable square feet. The buildings were constructed between 1974 and 1980. Post Oak Central’s major customers include companies in the energy and financial services industries. At March 31, 2016, the property was 95.0% occupied with an average effective annual rental rate per square foot of $18.43. The average occupancy and rental rate per square foot of Post Oak Central is as follows:

Year	Average Occupancy	Average Rental Rate per Square Foot
2013	92.0%	$14.55
2014	94.9%	16.04
2015	95.4%	18.31
March 31, 2016	95.0%	18.43

Lease expirations for Post Oak Central at March 31, 2016 are as follows (in thousands, except square feet of leases expiring and number of leases):

Year	Square Feet of Leases Expiring	Percentage of Total Square Feet	Annualized Rental Revenue (1)	Percentage of Total Annualized Rental Revenue	Number of Leases
2016	33,092	2.6%	$707	2.8%	11
2017	51,778	4.0%	1,004	3.9%	16
2018	782	0.1%	21	0.1%	1
2019	774,891	60.5%	13,870	54.3%	12
2020	168,981	13.2%	2,829	11.1%	8
2021	87,930	6.9%	1,713	6.7%	8
2022	37,622	2.9%	837	3.3%	5
2023	28,096	2.2%	612	2.4%	3
2024	27,076	2.1%	696	2.7%	2
2025	0	0.0%	0	0.0%	0
Thereafter	6,574	0.5%	3,235	12.7%	1

	1,216,822	95.0%	$25,524	100.0%	67

Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

For tax purposes, depreciation is calculated over 39 years for buildings and garages, 15 to 39 years for building and tenant improvements and seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of Post Oak Central is estimated as follows at March 31, 2016 (in thousands):

Post Oak Central
Land	$84,051
Buildings and garages	96,354
Building and tenant improvements	35,252

Real estate tax expense for the property for the three months ended March 31, 2016 was $6.2 million.

San Felipe Plaza

San Felipe Plaza is located in Houston, Texas and is a 46 story office building with an aggregate of 980,000 rentable square feet. New Parkway acquired San Felipe Plaza in December 2013. The building was constructed in 1984. San Felipe Plaza’s major customers include companies in the energy and financial services industries. At March 31, 2016, the property was 84.7% occupied with an average effective annual rental rate per square foot of $21.60. The average occupancy and rental rate per square foot since New Parkway acquired ownership of San Felipe Plaza is as follows:

Year	Average Occupancy	Average Rental Rate per Square Foot
2013	87.4%	$16.55
2014	86.6%	18.69
2015	84.1%	20.60
March 31, 2016	84.7%	21.60

Lease expirations for San Felipe Plaza at March 31, 2016 are as follows (in thousands, except square feet of leases expiring and number of leases):

Year	Square Feet of Leases Expiring	Percentage of Total Square Feet	Annualized Rental Revenue	Percentage of Total Annualized Rental Revenue (1)	Number of Leases
2016	62,540	6.4%	$1,565	8.7%	15
2017	116,433	11.9	2,046	11.4	8
2018	79.200	8.1	1,720	9.6	12
2019	44,678	4.6	1,117	6.2	2
2020	103,420	10.5	2,451	13.7	9
2021	110,051	11.2	2,332	13.0	4
2022	17,158	1.7	456	2.5	3
2023	66,573	6.8	1,473	8.2	2
2024	45,007	4.6	1,068	6.0	4
2025	177,110	18.1	3,512	19.6	2
Thereafter	8,061	0.8	193	1.1	1

	830,231	84.7%	$17,933	100%	62

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

For tax purposes, depreciation is calculated over 40 years for buildings and garages, seven to 40 years for building and tenant improvements and five to seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of San Felipe Plaza is estimated as follows at March 31, 2016 (in thousands):

San Felipe Plaza
Land	$10,696
Buildings and garages	98,708
Building and tenant improvements	53,462

Real estate tax expense for the property for three months ended March 31, 2016 was $1.6 million.

Third-Party Services Business

Following the Separation, New Parkway will own and operate the Third-Party Services Business, which was wholly owned by subsidiaries of Parkway, including Eola Office Partners, LLC (“Eola”), prior to the completion of the Separation. As part of the Third-Party Services Business, New Parkway will offer fee-based real estate services for third-party owners.

As of March 31, 2016, New Parkway managed or leased approximately 2.7 million square feet primarily for third-party owners, approximately 644,000 square feet of which is owned by entities in which Messrs. Heistand and Francis have direct or indirect ownership interests ranging from approximately 3.2% to 12.5% and 0.2% to 1.3%, respectively, with a weighted average ownership percentage of approximately 5.7% and 0.5%, respectively. For the three months ended March 31, 2016, Parkway received an aggregate of approximately $79,000 for management fees and $195,000 in reimbursements related to the management and leasing of the assets that comprise the Third-Party Services Business, of which approximately $16,000 and $1,300 were attributable to each of Messrs. Heistand’s and Francis’ interests, respectively. From time to time, New Parkway or the third-party owners of the properties that comprise the Third-Party Services Business may decide not to renew or to terminate existing management contracts. New Parkway’s Third-Party Services Business, which involves the brokerage of real estate leasing transactions and property management, requires it to maintain licenses in various jurisdictions in which New Parkway operates and to comply with particular regulations in such jurisdictions. If New Parkway fails to maintain its licenses or conduct regulated activities without a license or in contravention of applicable regulations, New Parkway may be required to pay fines or return commissions, which may have a material adverse effect on its business, financial condition and results of operations.

Financing

Upon completion of the Separation, New Parkway’s properties will be subject to the existing secured, property-level indebtedness, equal to $574.6 million as of March 31, 2016, reduced by the $114.0 million mortgage debt secured by CityWestPlace I & II that Parkway paid in full on April 6, 2016. Additionally, New Parkway LP will enter into the $350 million New Parkway Term Loan and the $50 million New Parkway Revolving Credit Facility. Of the $350 million borrowed under the New Parkway Term Loan, $200 million will be distributed to the partners of New Parkway LP who in turn will, directly or indirectly, contribute the funds to Cousins Properties LP, which will use the funds to repay certain indebtedness of Cousins and its subsidiaries, including Parkway’s existing credit facilities. New Parkway LP will retain the remaining $150 million as working capital. In total, New Parkway expects to have approximately $810.6 million of outstanding indebtedness upon completion of the Separation.

New Parkway analyzes several metrics to assess overall leverage levels, including debt to total asset value, net debt to Adjusted EBITDA, interest coverage ratios and fixed charge coverage ratios. New Parkway intends to use leverage conservatively and expect that New Parkway may, from time to time, re-evaluate its strategy with respect to leverage in light of current economic conditions, relative costs of debt and equity capital, market values of its properties, redevelopment and acquisition opportunities and other factors, including meeting the taxable income distribution requirement for REITs under the Code in the event New Parkway has taxable income without receipt of cash sufficient to enable it to meet such distribution requirements. New Parkway’s governing documents do not limit the amount of debt that New Parkway may incur.

Competition

New Parkway will compete with a number of developers, owners and operators of office and commercial real estate, many of which own properties similar to New Parkway’s in the same Houston submarkets in which its properties will be located, and some of which will have greater financial resources than New Parkway does. In operating and managing its portfolio, New Parkway will compete for customers based on a number of factors, including location, leasing terms (including rent and other charges and allowances for customer improvements), security, flexibility and expertise to design space to meet prospective customers’ needs, quality and breadth of customer services provided and the manner in which the property is operated, maintained and marketed. As leases at its properties expire, New Parkway may encounter significant competition to renew or re-let space in light of the large number of competing properties within the submarkets in which New Parkway will operate. As a result, New Parkway may be required to provide rent concessions or abatements, incur charges for customer improvements and other inducements, including early termination rights or below-market renewal options, or New Parkway may not be able to timely lease vacant space. In that case, the per share trading price of its common stock, its financial condition, results of operations, cash flow and ability to satisfy its debt service obligations and to pay dividends to stockholders may be adversely affected.

New Parkway will also face competition when pursuing acquisition and disposition opportunities. New Parkway’s competitors may be able to pay higher property acquisition prices, may have private access to opportunities not available to it or may otherwise be in a better position to acquire a property. Competition may also have the effect of reducing the number of suitable acquisition opportunities available to it, increasing the price required to consummate an acquisition opportunity and generally reducing the demand for commercial office space in its submarkets. Likewise, competition with sellers of similar properties to locate suitable purchasers may result in its receiving lower proceeds from a sale or in is not being able to dispose of a property at a time of its choosing due to the lack of an acceptable return.

Insurance

New Parkway, or in certain instances, Cousins or customers at New Parkway’s properties, will carry comprehensive commercial general liability, fire, extended coverage, business interruption, rental loss coverage, environmental and umbrella liability coverage on all of its properties. New Parkway will carry wind and flood coverage on properties in areas where it believes such coverage is warranted, in each case with limits of liability that New Parkway deems adequate. Similarly, New Parkway’s properties will be insured against the risk of direct physical damage in amounts New Parkway believes to be adequate to reimburse it, on a replacement cost basis, for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. New Parkway believes that the insurance coverage on its properties contains policy specifications and insured limits that will be customary for similar properties, business activities and markets, and New Parkway believes its properties will be adequately insured. However, New Parkway may be subject to certain types of losses that are generally uninsured losses, including, but not limited to, losses caused by riots, war or acts of God. In the opinion of New Parkway’s management, its properties will be adequately insured given the relative risk of loss, the cost of the coverage, and industry practice.

Legal Proceedings

New Parkway may be involved from time to time in various legal proceedings that arise in the ordinary course of its business, including, but not limited to commercial disputes, environmental matters and litigation in connection with transactions including acquisitions and divestitures. New Parkway believes that such litigation, claims and administrative proceedings will not have a material adverse impact on its financial position or its results of operations. Most occurrences involving liability, claims of negligence and employees will be covered by insurance with solvent insurance carriers. For those losses not covered by insurance, New Parkway will record a liability when a loss is considered probable and the amount can be reasonably estimated.

Regulation

General

New Parkway’s properties will be subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. New Parkway believes that each of the properties in its portfolio will have the necessary permits and approvals to operate its business.

Americans with Disabilities Act

New Parkway’s properties must comply with Title III of the ADA, to the extent that its properties are “public accommodations” as defined by the ADA. The ADA may require, among other things, (1) the removal of structural barriers to access by persons with disabilities in certain public areas of its properties where such removal is readily achievable, and (2) the reasonable modification of policies, practices and procedures that deny equal access to persons with disabilities. The ADA also requires that the design and construction of new facilities and some alterations comply with certain accessibility guidelines.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, current and former owners and operators of real estate are liable for the costs of removal or remediation of certain hazardous or toxic substances on such real estate. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of remediation or removal of such substances may be substantial and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect an owner’s ability to sell such real estate or to borrow using such real estate as collateral. In connection with its ownership and operation of its properties, New Parkway may be potentially liable for such costs. The operations of current and former customers at its properties have involved, or may have involved, the use of hazardous materials or generated hazardous wastes. The release of such hazardous materials and wastes could result in the incurrence of liabilities to remediate any resulting contamination, if the responsible party is unable or unwilling to do so. In addition, New Parkway’s properties will be located in urban areas, and are therefore exposed to the risk of contamination originating from third-party sources. While a property owner may not be held responsible for remediating contamination that has migrated onsite from an offsite source, the contaminant’s presence can have material adverse effects on its business, operations and the redevelopment of its properties.

Emerging Growth Company Status

New Parkway expects to be an “emerging growth company,” as defined in the JOBS Act, and, as such, expect to be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. New Parkway has not yet made a decision as to whether New Parkway will take advantage of any or all of these exemptions. If New Parkway does take advantage of any of these exemptions, New Parkway does not know if some investors will find its common stock less attractive as a result. The result may be a less active trading market for its common stock and a more volatile stock price for shares of its common stock.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, New Parkway does not intend to take advantage of such extended transition period and may choose to “opt out” of this extended transition period, and, as a result, New Parkway will be required to comply with new or revised. Should New Parkway choose to “opt out” of this extended transition period, its decision would be irrevocable.

If New Parkway qualifies as an emerging growth company, New Parkway will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which its total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which New Parkway has, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which New Parkway is deemed to be a “large accelerated filer” under the Exchange Act.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of Cousins capital stock is not complete and is qualified by reference to the Cousins Articles and the Cousins Bylaws. You should read these documents for complete information on Cousins capital stock. The Cousins Articles and the Cousins Bylaws are incorporated by reference into this joint proxy statement/prospectus. Cousins files instruments that define the rights of holders of its capital stock as exhibits to its annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC. Also, from time to time Cousins might file an amendment to these documents or a new instrument that defines the rights of holders of its capital stock as an exhibit to a Current Report on Form 8-K filed with the SEC. For more information, see “Where You Can Find More Information.”

Shares Authorized

Cousins is currently authorized under the Cousins Articles to issue an aggregate of 370 million shares of capital stock, consisting of 350 million shares of common stock, par value $1 per share, and 20 million shares of preferred stock, par value $1 per share (which we refer to as “Cousins preferred stock”).

Shares Outstanding

As of July 15, 2016, the record date, there were:

•	220,498,824 outstanding shares of Cousins common stock; and

•	zero outstanding shares of Cousins preferred stock.

All outstanding shares of Cousins common stock are fully paid and non-assessable.

Following the Merger, it is expected that there will be:

•	402,680,715 outstanding shares of Cousins common stock;

•	6,867,360 outstanding shares of Cousins limited voting preferred stock; and

•	zero other shares of Cousins preferred stock outstanding.

Cousins Common Stock

Preemptive Rights

Shares of Cousins common stock have no preemptive rights.

Dividend Rights

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Cousins common stock are entitled to dividends when, as and if authorized by the Cousins board of directors and declared by Cousins out of funds legally available for that purpose.

Voting Rights

Holders of Cousins common stock are entitled to one vote per share on each matter submitted for their vote at any meeting of Cousins stockholders for each share of Cousins common stock held as of the record date for the meeting. Holders of Cousins common stock are not permitted to cumulate their votes for the election of directors. The Cousins board of directors is not classified.

Currently, the affirmative vote of least two-thirds of the votes entitled to be cast on the matter is required to approve certain extraordinary actions, including a merger or similar business combination to which Cousins is a party, a liquidation of Cousins, a reclassification of securities of Cousins or the recapitalization of Cousins.

Liquidation Preference

In the event that Cousins is liquidated, dissolved or wound up, the holders of Cousins common stock will be entitled to a pro rata share in any distribution to Cousins stockholders, but only after satisfaction of all of the liabilities of Cousins and of the prior rights of any outstanding class or series of Cousins stock.

Sinking Fund

Shares of Cousins common stock do not have the benefit of any retirement or sinking fund.

Listing

Shares of Cousins common stock are traded on the NYSE under the symbol “CUZ.” Following completion of the Merger, the shares of Cousins common stock will be traded on the NYSE under the symbol “CUZ.”

Ownership Limitation

To help Cousins maintain its qualification as a REIT, among other purposes, the Cousins Articles provide that, subject to certain exceptions, no person may own in excess of 3.9% (by value) of Cousins common and preferred stock. The Cousins board of directors may waive the ownership limits under certain circumstances. The Cousins Articles provide that shares of common or preferred stock acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of the prior owner of such transferred shares, and that any person who acquires shares of Cousins common stock in violation of the ownership limit will not be entitled to any dividends on the shares or be entitled to vote the shares and shall be deemed offered for sale to Cousins or its designee at the lesser of the price at which they were transferred in violation of the ownership limit or the market price on the date Cousins chooses to accept such offer. A transfer of shares in violation of the limit may be void under certain circumstances.

Cousins Limited Voting Preferred Stock to be Issued in Connection with the Merger

Upon completion of the Merger, each outstanding share of Parkway limited voting stock will be converted into one share of Cousins limited voting preferred stock, par value $1 per share. Each share of Cousins limited voting preferred stock will be “paired” with a limited partnership unit in Cousins LP, issued in connection with the Merger, the Separation, the UPREIT Reorganization and the Spin-Off. A share of Cousins limited voting preferred stock will be automatically redeemed by Cousins without consideration if such share’s paired limited partnership unit is transferred to someone other than a permitted transferee, such share is transferred to any person separate and apart from its paired limited partnership unit, its paired limited partnership unit is transferred to any person separate and apart from the share of limited voting stock, such limited partnership unit is redeemed, or such share is not otherwise paired with a limited partnership unit of Cousins LP.

Holders of shares of Cousins limited voting preferred stock are entitled to one vote on the following matters only: the election of directors; any proposed amendment, alteration or repeal of the Cousins Articles; any merger, consolidation, reorganization or other business combination; any sale, lease, exchange, transfer, conveyance or other disposition of all or substantially all of Cousins’ assets; and any liquidation of Cousins. Holders of Cousins limited voting preferred stock vote on such matters together with holders of Cousins common stock as a single class. Holders of shares of Cousins limited voting preferred stock are not entitled to any dividends or distributions, including in the event of any liquidation, dissolution or winding up. Cousins limited voting preferred stock is not convertible into or exchangeable for any other property or securities of Cousins.

Antitakeover Provisions in the Cousins Articles and Bylaws

Certain provisions of the Cousins Articles and the Cousins Bylaws could make it less likely that Cousins’ management would be changed or someone would acquire voting control of Cousins without the consent of its board of directors. These provisions could delay, deter or prevent tender offers or takeover attempts that Cousins stockholders might believe are in their best interests, including tender offers or takeover attempts that could allow Cousins stockholders to receive premiums over the market price of their common stock.

Restrictions on Ownership and Transfer

For Cousins to maintain its qualification as a REIT, not more than 50% of its outstanding stock may be owned, actually or constructively, by five or fewer individuals during the last half of any taxable year. Furthermore, the stock must be held by a minimum of 100 persons for at least 335 days of a 12-month taxable year (or a proportionate part of a short tax year). In addition, if Cousins actually or constructively owns 10% or more of one of the customers of Cousins (or a customer of any partnership in which the company is a partner), then the rent received by Cousins (either directly or through any such partnership) from that customer will not be qualifying income for purposes of the REIT gross income tests of the Code.

To help Cousins maintain its qualification as a REIT, among other purposes, Cousins prohibits the ownership by any single person, of more than the ownership limit of 3.9% (by value) of the issued and outstanding shares of each of Cousins common stock and preferred stock (unless such limitations are waived by the board of directors). The Cousins Articles provide that shares acquired or held in violation of this ownership limit will be transferred to a trust for the benefit of the prior owner of such transferred shares. The Cousins Articles further provides that any person who acquires shares in violation of the ownership limit will not be entitled to any dividends on the shares or be entitled to vote the shares and such shares shall be deemed offered for sale to Cousins or its designee at the lesser of the price at which they were transferred in violation of the ownership limit or the market price on the date Cousins chooses to accept such offer. A transfer of shares in violation of the above limits may be void under certain circumstances. The ownership limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect the Cousins’ stockholders’ ability to realize a premium over the then-prevailing market price for the shares of Cousins common stock in connection with such transaction.

Preferred Stock

At any time, without stockholder approval, the Cousins board of directors may issue one or more new series of preferred stock. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of Cousins through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring Cousins’ management could stop a takeover by preventing the person trying to take control of Cousins from acquiring enough voting shares to take control.

Stockholders’ Rights Plan

Although Cousins does not have a stockholders’ rights plan as of the date of this filing, under Georgia law, the Cousins board of directors can adopt a rights plan without stockholder approval. If adopted, a rights plan could operate to cause substantial dilution to a person or group that attempts to acquire Cousins on terms not approved by the Cousins board of directors.

Extraordinary Actions

Currently, the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter is required to approve certain extraordinary actions including a merger or similar business combination to which Cousins is a party, a liquidation of Cousins or a reclassification of securities of Cousins or the recapitalization or reorganization of Cousins.

COMPARISON OF RIGHTS OF COUSINS STOCKHOLDERS

AND PARKWAY STOCKHOLDERS

If the Merger is consummated, common stockholders of Parkway will become common stockholders of Cousins, and limited voting stockholders of Parkway will become limited voting preferred stockholders of Cousins. The rights of Parkway stockholders are currently governed by the MGCL and the Parkway Articles and Parkway Bylaws. Upon consummation of the Merger, the rights of legacy Parkway common stockholders who receive shares of Cousins common stock and the rights of legacy Parkway limited voting stockholders who receive shares of Cousins limited voting preferred stock will be governed by Georgia law and the Cousins Articles and Cousins Bylaws, rather than the MGCL and the Parkway Articles and the Parkway Bylaws.

The following is a summary of the material differences between the rights of Cousins stockholders and Parkway stockholders, but does not purport to be a complete description of those differences or a complete description of the terms of the Cousins common stock or the Cousins limited voting preferred stock subject to issuance in connection with the Merger. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the MGCL, (ii) Georgia law, (iii) the Cousins Articles (iv) the Parkway Articles, (v) the Cousins Bylaws, (vi) the Parkway Bylaws and (vii) the proposed amendment to the Cousins Articles as described in the section titled “Cousins Proposal 2: The Cousins Articles Amendment Proposal.”

This section does not include a complete description of all differences between the rights of Cousins common stockholders and Parkway common stockholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Maryland and Georgia law, as well as the governing corporate instruments of each of Cousins and Parkway, copies of which are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

	Rights of Cousins Stockholders	Rights of Parkway Stockholders
Corporate Governance

Cousins is a Georgia corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of Cousins stockholders are governed by the GBCC, the Cousins Articles and the Cousins Bylaws.

Parkway is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of Parkway stockholders are governed by the MGCL, the Parkway Articles and the Parkway Bylaws.

Authorized Capital Stock or Shares of Beneficial Interest

Cousins is authorized to issue an aggregate of 370,000,000 shares of capital stock, consisting of (1) 350,000,000 shares of common stock, par value $1 per share; and (2) 20 million shares of preferred stock, par value $1 per share.

After the effective time of the Merger, it is expected that Cousins will be authorized under its charter to issue an aggregate of 720,000,000 shares of capital stock, consisting of (1) 700,000,000 shares of common stock, par value $1 per share (2) 12,665,000 shares of preferred

Parkway is currently authorized to issue an aggregate of 250,000,000 shares of capital stock, consisting of (1) 215,500,000 shares of common stock, par value $.001 per share (2) 4,500,000 shares of limited voting stock, par value $.001 per share and (3) 30,000,000 shares of excess stock.

	Rights of Cousins Stockholders	Rights of Parkway Stockholders

stock, par value $1 per share and (3) 7,335,000 shares of limited voting preferred stock, par value $1 per share.

As of the record date, there were issued and outstanding 220,498,824 shares of Cousins common stock. There are no shares of Cousins preferred stock outstanding.

Preferred Stock. The Cousins board of directors is authorized, without stockholder action, to issue preferred stock from time to time and to establish, amongst other things, the designations, preferences and relative, participating, optional, conversion or other rights and qualifications, limitations and restrictions thereof; the rates and times of payment of dividends, the price and the manner of redemption; the amount payable in the event of liquidation, dissolution or winding-up or in the event of any merger or consolidation of or sale of assets; the rights (if any) to convert the preferred stock into, and/or to purchase, stock of any other class or series; the terms of any sinking fund or redemption or purchase account (if any) to be provided for shares of such class of preferred stock; restrictions on ownership and transfer to preserve tax benefits; and the voting powers (if any) of the holders of any class of preferred stock generally or with respect to any particular matter, which may be less than, equal to or greater than one vote per share.

As of the record date, there were issued and outstanding 111,768,031 shares of Parkway common stock and 4,213,104 shares of Parkway limited voting stock. There are no shares of Parkway excess stock outstanding.

Preferred Stock. The Parkway board of directors is authorized to cause Parkway to issue preferred stock from time-to-time in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions as may be fixed by the Parkway board of directors.

Voting Rights

Each holder of Cousins common stock is entitled to one vote per share on all matters upon which stockholders are entitled to vote.

If a quorum exists, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action, except for votes pertaining to:

•    a merger or consolidation of Cousins with or into any other corporation;

Each holder of Parkway common stock is entitled to one vote per share on all matters upon which stockholders are entitled to vote.

A majority of the votes cast is required to approve a matter which may properly come before a meeting, unless more than a majority of the votes cast is required by the MGCL or the Parkway Articles, except with respect to the election of directors, who are elected based on the candidates

	Rights of Cousins Stockholders	Rights of Parkway Stockholders

•    any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of Cousins;

•    the adoption of any plan or proposal for the liquidation or dissolution of Cousins; or

•    any reclassification of securities of Cousins or recapitalization or reorganization of Cousins which require the affirmative vote of the holders of at least two-thirds of the then-outstanding shares of Cousins common stock.

After the effective time of the Merger, pursuant to an amendment to the Cousins Articles, holders of Cousins limited voting preferred stock will also be entitled to one vote per share on the following matters: the election of directors; any proposed amendment of the Cousins Articles; any merger, consolidation or other similar business combination of Cousins with or into another corporation, trust or entity; any sale of all or substantially all of Cousins’ assets; and any liquidation of Cousins. With respect to any matter on which Cousins limited voting preferred stock is entitled to vote, Cousins common stock and Cousins limited voting preferred stock shall vote together as a voting group, except if otherwise required by the GBCC.

receiving the highest number of votes at a meeting. See “—Charter Amendments” and “—Vote on Merger, Consolidations or Sales of Substantially all Assets.”

Each holder of Parkway limited voting stock is entitled to one vote per share on the following matters: the election of directors; any proposed amendment of the Parkway Articles; any merger or other business combination; any sale of all or substantially all of Parkway’s assets; and any liquidation of Parkway. With respect to any matter on which Parkway limited voting stock is entitled to vote, Parkway common stock and Parkway limited voting stock shall vote together as a voting group, except if otherwise required by the MGCL.

Cumulative Voting	Holders of Cousins common stock, Cousins limited voting preferred stock, Parkway common stock and Parkway limited voting stock do not have the right to cumulate their votes with respect to the election of directors.

Size of the Board of Directors

The number of directors, which must be between three and 12, may be changed by the Cousins board of directors or stockholders. Currently, the Cousins board of directors consists of eight directors.

Upon closing of the Merger, the Cousins board of directors will be increased to nine directors in accordance with the Merger Agreement.

The number of directors must not be less than the minimum number required by the MGCL nor more than 15. The number of directors may be changed by a majority of the Parkway board of directors, with the consent of the TPG Parties. Currently, the Parkway board of directors consists of 10 directors.

	Rights of Cousins Stockholders	Rights of Parkway Stockholders
Independent Directors	At least a majority of the boards of directors of Cousins and Parkway must be independent directors.

Classified Board / Term of Directors	The Cousins board of directors is not classified. The directors of Cousins hold office for a term of one year and serve until their successors are elected and qualified.	The Parkway board of directors is not classified. The directors of Parkway hold office for a term of one year and until their successors are duly elected and qualified.

Removal of Directors	Under Section 14-2-808 of the GBCC, a director may be removed only at a meeting called for the purpose of removing him, and the meeting notice must state removal as a purpose. The entire board of directors or any individual director may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors.

The MGCL provides that stockholders may remove directors with or without cause unless the Parkway Articles provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

The Parkway Bylaws and Parkway Articles provide that directors may be removed only with cause by the affirmative vote of holders of at least a majority of all shares of capital stock entitled to vote on the election of directors voting together as a single class.

Election of Directors

The Cousins Bylaws provide that, in the case of a non-contested election, directors must receive a majority of votes cast for election at a meeting at which a quorum is present. For this purpose, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of shares voted “against” that director.

If a director fails to obtain a majority, he or she must tender his or her resignation to the board. The board will determine whether to accept the tendered resignation after considering the recommendation of the Compensation, Succession, Nominating and Governance Committee.

A plurality of the votes cast by shares entitled to vote at the election at a meeting at which a quorum is present shall be sufficient to elect a director.

Filling Vacancies of Directors	Any vacancies on the Cousins board of directors can be filled by the stockholders or by the board of directors, even if the remaining	The Parkway Articles provide that except as otherwise provided in any agreement relating to the right to designate nominees for election to

	Rights of Cousins Stockholders	Rights of Parkway Stockholders

	directors do not constitute a quorum. Vacancies created through an increase in the number of directors may be filled by the affirmative vote of the entire board of directors.	the Parkway board of directors, any vacancies on the Parkway board of directors created other than through an increase in the number of directors or removal of a director by the stockholders may be filled by an affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Vacancies created through an increase in the number of directors may be filled by the affirmative vote of a majority of the entire Parkway board of directors. Vacancies created through removal of a director by the stockholders may be filled by the vote required to elect a director.

Charter Amendments

Under Section 14-2-1003 of the GBCC, an amendment to the Cousins Articles generally requires a majority vote of the outstanding shares of each voting group entitled to vote to amend the Cousins Articles; however, the Cousins Articles require the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock shall be required to alter, amend or repeal Article Nine of the Cousins Articles (which article provides for a supermajority vote for certain extraordinary corporate actions).

The Cousins Articles grant the Cousins board of directors the authority to divide preferred stock into classes or series and to fix and determine the relative rights, preferences, qualifications, and limitations of shares of any class or series established pursuant to the articles of incorporation.

The MGCL provides that the affirmative vote of two-thirds of all outstanding stock entitled to vote or of each class if more than one class is entitled to vote is required to amend the charter. However, the MGCL permits a corporation to reduce the voting requirement in its charter to allow for the approval of an amendment to the charter by no less than a majority of the shares outstanding and entitled to be cast.

The Parkway Articles provide that an amendment to its charter may be approved by the affirmative vote of the holders of a majority of the total number of shares of all classes entitled to vote.

Bylaw Amendments	Under Section 14-2-1020 of the GBCC, a corporation’s stockholders may amend or repeal the corporation’s bylaws or adopt new bylaws, even though the bylaws may also be amended or repealed by the board of directors, provided that unless the	The Parkway Bylaws may be amended or repealed and new bylaws may be adopted by (1) a majority vote of the Parkway board of directors or (2) the affirmative vote of the holders of not less than 80% of all the votes entitled to be

	Rights of Cousins Stockholders	Rights of Parkway Stockholders

articles of incorporation provides otherwise, the stockholders may not amend (but may repeal) a bylaw adopted by the board of directors regarding cumulative or plurality voting regarding the election of directors.

The Cousins Bylaws may be altered, amended or repealed, and new bylaws may be adopted, by the board of directors or by the vote of the holders of Cousins common stock, if the votes cast in favor of the action exceed the votes cast opposing the action. Additionally, any bylaw adopted by the Cousins board of directors may be altered, amended, replaced or new bylaws may be adopted by the vote of holders of a majority of the shares of stock entitled to vote.

cast generally in the election of directors in a meeting of stockholders called for the specific purpose of amending the bylaws.

Any amendments relating to the indemnification provisions set forth in the Parkway Bylaws will not adversely affect the right to indemnification or advancement of expenses granted to any person with respect to any events occurring or claims made prior to such amendment.

Vote on Merger, Consolidations or Sales of Substantially all Assets

Generally, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Cousins common stock is required to approve extraordinary actions, including a merger or similar business combination of Cousins with or into another corporation, trust or entity.

Upon the effective time of the Merger and assuming the Cousins Articles Amendment Proposal is approved, Cousins limited voting preferred stock shall be entitled to vote as a single class with Cousins common stock on mergers or other extraordinary corporate actions.

The MGCL provides that a merger shall be approved by the stockholders of a corporation by the affirmative vote of two-thirds of all the votes entitled to be cast on the merger. However, the MGCL permits a corporation in its charter to reduce the voting requirement to allow for the approval of a merger, consolidation or sale of substantially all of the corporation’s assets by the affirmative vote of no less than a majority of the shares outstanding and entitled to be cast.

The Parkway Articles allow for the approval of a merger, consolidation or sale of substantially all of the corporation’s assets by the affirmative vote of the holders of a majority of the total number of shares of all classes entitled to vote.

Ownership Limitations

With certain exceptions, the actual, constructive or beneficial ownership by any person of more than 3.9% (in value) of the issued and outstanding shares of Cousins common stock is generally prohibited.

In the event of a purported transfer or other event that would, if effective,

With certain limited exceptions, no person shall beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8%, in either number or value of shares (whichever is more restrictive), of any class of outstanding shares of Parkway.

	Rights of Cousins Stockholders	Rights of Parkway Stockholders

result in the ownership of shares in violation of the ownership limitation, that number of shares that would be owned by the transferee in excess of the ownership limitation will be deemed “excess shares.” Excess shares are deemed to be held in trust by Cousins for the benefit of one or more beneficiaries named by the purported transferee to whom an interest in such excess shares may later be transferred, subject to certain conditions and exceptions. Excess shares do not have any voting rights and are not considered for the purpose of any stockholder vote or determining a quorum. No dividends or other distributions will be paid with respect to excess shares. Upon such transfer of an interest in the trust, the corresponding shares of excess stock in the trust will be automatically exchanged for an equal number of shares of equity stock of the same class as such stock had been prior to it becoming excess stock and will be transferred of record to the designated beneficiary.

The Cousins board of directors in its discretion may exempt a person from the ownership limit upon receipt of a ruling from the IRS or an opinion of counsel or other evidence satisfactory to the Cousins board of directors and upon such other conditions as the Cousins board of directors may direct.

The 3.9% ownership limitation applies to preferred stock as well as common stock.

In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the ownership limitation, that number of shares that would be owned by the transferee in excess of the ownership limitation will be deemed “excess shares.” Excess shares are deemed to be held in trust by Parkway for the benefit of one of more beneficiaries named by the purported transferee to whom an interest in such excess shares may later be transferred, subject to certain conditions and exceptions. Excess shares do not have any voting rights. No dividends or other distributions will be paid with respect to excess shares. Upon such transfer of an interest in the trust, the corresponding shares of excess stock in the trust will be automatically exchanged for an equal number of shares of equity stock of the same class as such stock had been prior to it becoming excess stock and will be transferred of record to the designated beneficiary. The Parkway board of directors may determine to redeem the excess shares in cash. In the event of Parkway’s liquidation, each holder of excess stock shall be entitled to receive that portion of Parkway’s assets that would have been distributed to the holder of the equity stock in respect of which such excess stock was issued.

The Parkway board of directors in its discretion may exempt a person from the ownership limit upon receipt of a ruling from the IRS or an opinion of counsel or other evidence satisfactory to the Parkway board of directors and upon such other conditions as the Parkway board of directors may direct.

Redemption Rights	Upon completion of the UPREIT Reorganization in accordance with the	Parkway limited voting stock may be redeemed by Parkway

	Rights of Cousins Stockholders	Rights of Parkway Stockholders

	Merger Agreement, shares of Cousins limited voting preferred stock issued at the effective time of the Merger will become paired units (i.e., each share paired with one partnership unit in Cousins LP). Pursuant to the amendment to the Cousins Articles, Cousins limited voting preferred stock may be redeemed by Cousins automatically in the event of certain transfers by a holder of Cousins limited voting preferred stock and/or the partnership unit to which it is paired.	automatically in the event of certain transfers by a holder of Parkway limited voting stock and/or the partnership unit to which it is paired.

Other Limitations on Limited Voting Stock	Neither Cousins limited voting preferred stock nor Parkway limited voting stock have any rights to (i) any dividends or other distributions, (ii) conversion into or exchange for any other property or securities or (iii) any distributions in the event of any liquidation, dissolution or winding up.

Annual Meetings of the Stockholders	An annual meeting of Cousins stockholders is required to be held each year, at a time and place as designated by the Cousins board of directors.	An annual meeting of Parkway stockholders shall be held at a time and place as fixed by the Parkway board of directors.

Special Meetings of the Stockholders	A special meeting of Cousins stockholders may be called at any time by the Cousins board of directors, the chairman of the board of directors, the chief executive officer or upon written request of the holders of at least 25% of the outstanding shares of Cousins common stock.	A special meeting of Parkway’s stockholders may be called by Parkway’s president, chief executive officer, chairman of the Parkway board of directors, a majority of the directors on the Parkway board of directors at a meeting or in writing or by the secretary upon the written request of the holders of shares representing at least a majority of all the votes entitled to be cast on any issue proposed to be considered at any such special meeting of stockholders.

	Business transacted at the special meeting of stockholders will be limited to the purposes stated in the notice.	Business transacted at the special meeting of stockholders will be limited to the purposes stated in the notice.

Advance Notice Provisions for Stockholder Nominations and Stockholder Business Proposals

The Cousins Bylaws provide that, with respect to an annual meeting of stockholders, the proposal of business to be considered by stockholders at the annual meeting may be made only:

•    pursuant to Cousins’ notice of meeting;

•    by or at the direction of the Cousins board of directors; or

The Parkway Bylaws provide that, with respect to an annual meeting of stockholders, nominations of persons for election to the Parkway board of directors and the proposal of business to be considered by stockholders at the annual meeting of stockholders may be made only:

•    pursuant to Parkway’s notice of meeting;

Rights of Cousins Stockholders	Rights of Parkway Stockholders

•    upon timely and proper notice by a stockholder who is a stockholder of record at the time of giving of notice and entitled to vote at the meeting.

In general, notice of stockholder business for an annual meeting must be delivered not earlier than 120 days nor later than 90 days prior to the first anniversary of the preceding year’s annual meeting, unless the annual meeting is advanced more than 30 days or delayed more than 30 days from the anniversary date, in which case notice must be delivered by the later of the 10th day following the day on which public announcement of the date of the meeting is first made or 90 days prior the date of the annual meeting.

The Cousins Bylaws provide that, with respect to an annual meeting of stockholders, nominations of persons for election to the Cousins board may be made only:

•    by or at the direction of the Cousins board of directors; or

•    upon timely and proper notice by a stockholder who is stockholder of record at the time of giving of notice and entitled to vote at the meeting.

In general, notice of stockholder nominations for an annual meeting must be delivered not earlier than 120 days nor later than 90 days prior to the first anniversary of the preceding year’s annual meeting, unless the annual meeting is advanced more than 30 days or delayed more than 30 days from the anniversary date, in which case notice must be delivered by the later of the 10th day following the day on which public announcement of the date of the meeting is first made or 90 days prior to the date of the annual meeting.

•    by or at the direction of the Parkway board of directors; or

•    upon timely and proper notice by a stockholder who is a stockholder of record at the time of giving of notice and entitled to vote at the meeting.

In general, notice of stockholder nominations or business for an annual meeting must be delivered not earlier than 90 days nor later than 60 days prior to the first anniversary of the preceding year’s annual meeting, unless the annual meeting is advanced more than 30 days or delayed more than 60 days from the anniversary date, in which case notice must be delivered not earlier than the 90th day nor later than the close of business on 60th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made. Notice of stockholder nominations for a special meeting must be delivered not earlier than the 90th day prior to the special meeting, and not later than the close of business on the 60th day prior to the meeting, or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which the public announcement is first made of the date of the meeting and the nominees proposed by the Parkway board of directors.

	Rights of Cousins Stockholders	Rights of Parkway Stockholders
Notice of Stockholder Meetings	Not less than 10 days nor more than 60 days before each meeting of stockholders, a written notice shall be mailed to each stockholder entitled to vote at or to notice of such meeting at the address shown on the books of Cousins unless such stockholder waives notice before or after the meeting.	Not less than 10 days nor more than 90 days before each meeting of stockholders, the secretary shall give notice of such meeting to each stockholder entitled to vote at such meeting and each stockholder not entitled to vote who is entitled to notice of the meeting. In the case of special meetings, such notice must state the purpose for which the meeting is called.

State Anti-Takeover Statutes

The GBCC contains a business combination statute that protects certain Georgia corporations from hostile takeovers, and from actions following the takeover, by prohibiting certain transactions once an acquirer has gained a significant holding in the corporation. Section 14-2-1132 of the GBCC prohibits “business combinations,” including mergers; sales, leases, transfers or other dispositions of assets outside of the ordinary course; issuances or exchanges of securities; certain loans and other financial benefits; and similar transactions by a corporation or a subsidiary with a purchaser who acquires 10% or more of a corporation’s outstanding voting stock (which we refer to as an “interested shareholder”), within five years after the person becomes an interested shareholder, unless:

•    prior to the time the person becomes an interested shareholder, the board of directors of the target corporation approved either the business combination or the transaction which will result in the person becoming an interested shareholder;

•    after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds

Under the MGCL, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned 10% or more of the voting power of the corporation’s then outstanding stock at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested

Rights of Cousins Stockholders	Rights of Parkway Stockholders

at least 90% of the voting stock of the corporation, excluding for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors or officers or their affiliates or associates, (ii) subsidiaries of the corporation, and (iii) specific employee benefit plans; or

•    after the shareholder becomes an interested shareholder, the shareholder acquires additional shares such that the shareholder becomes the holder of at least 90% of the voting stock of the corporation, excluding for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors or officers, their affiliates or associates, (ii) subsidiaries of the corporation, and (iii) specific employee benefit plans, and the business combination was approved by the shareholders of the corporation by holders of a majority of the stock entitled to vote on the transaction (with the number of shares outstanding calculated as above and further excluding shares held by the interested shareholder).

The business combination requirements under the GBCC do not apply to a corporation unless the corporation’s bylaws provide that such requirements are applicable. Neither the Cousins Articles nor the Cousins Bylaws address business combinations.

stockholder becomes an interested stockholder or if the business combination satisfies certain minimum price, form of consideration and procedural requirements. To date, Parkway has not opted out of the business combination provisions of the MGCL.

As permitted by the MGCL, the Parkway Bylaws contain a provision exempting from the control share acquisition statute all shares of Parkway’s capital stock to the fullest extent permitted by the MGCL.

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•    a classified board;

•    a two-thirds stockholder vote requirement for removing a director;

•    a requirement that the number of directors be fixed only by vote of the directors;

•    a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•    a requirement that requires the request of the holders of at least a majority of all votes entitled to be cast to

	Rights of Cousins Stockholders	Rights of Parkway Stockholders

call a special meeting of stockholders.

To date, Parkway has not made any of the elections described above, although, independent of these elections, the Parkway Articles and Parkway Bylaws contain provisions that special meetings of stockholders are required to be held only upon the request of a majority of the stockholders, that directors may be removed only for cause and by the vote of a majority of the votes entitled to be cast and that, generally, vacancies may be filled only by the Parkway board of directors.

Liability and Indemnification of Officers and Directors

Subsection (a) of Section 14-2-851 of the GBCC provides that a corporation may indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if:

•    such individual conducted himself or herself in good faith;

•    such individual reasonably believed:

•    in the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation;

•    in all other cases, that such conduct was at least not opposed to the best interests of the corporation; and

•    in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful.

Subsection (d) of Section 14-2-851 of the GBCC provides that a corporation may not indemnify a director:

•    in connection with a proceeding by or in the right

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Parkway Articles contain such a provision that eliminates such liability to the maximum extent permitted by the MGCL.

The MGCL requires a corporation (unless its charter provides otherwise, which Parkway’s Articles do not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in

Rights of Cousins Stockholders	Rights of Parkway Stockholders

of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct; or

•    in connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her, whether or not involving action in his or her official capacity.

Notwithstanding the foregoing, pursuant to Section 14-2-854 of the GBCC, a court shall order a corporation to indemnify or give an advance for expenses to a director if such court determines the director is entitled to indemnification under the indemnification provisions of the GBCC or if it determines that in view of all relevant circumstances, it is fair and reasonable, even if the director has not met the standard of conduct set forth in subsections (a) and (b) of Section 14-2-851 of the GBCC or was adjudged liable in a proceeding referred to in subsection (d) of Section 14-2-851 of the GBCC, but if the director was adjudged so liable, the indemnification shall be limited to reasonable expenses incurred by the director in connection with the proceeding.

Section 14-2-852 of the GBCC provides that a corporation shall indemnify a director, who was wholly successful in the defense of any proceeding to which the director was a party because he or she was a director of the corporation, against reasonable expenses incurred by the director in connection with the proceeding.

Subsection (a) of Section 14-2-857 of the GBCC provides that a corporation connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•    the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•    the director or officer actually received an improper personal benefit in money, property or services; or

•    in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by the director or on the director’s behalf to repay the amount paid or

Rights of Cousins Stockholders	Rights of Parkway Stockholders

may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation:

•    to the same extent as a director; and

•    if he or she is not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract except for liability arising out of conduct that constitutes

•    appropriation, in violation of his or her duties, of any business opportunity of the corporation;

•    acts of omission which involve intentional misconduct or a knowing violation of the law;

•    the types of liability set forth in Section 14-2-832 of the GBCC or

•    receipt of an improper personal benefit.

Subsection (c) of Section 14-2-857 of the GBCC provides that an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 14-2-852 of the GBCC and may apply to a court under Section 14-2-854 of the GBCC for indemnification or advances for expenses, in each case to the same extent to which a director may be entitled to indemnification or advances for expenses under those provisions.

The Cousins Bylaws require the indemnification by Cousins of its directors, except (a) for any appropriation, in violation of his or her duties, of any business opportunity of Cousins; (b) for acts or omissions reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

The Parkway Articles obligate Parkway to provide any indemnification permitted by the laws of Maryland and shall indemnify directors, officers, agents and employees as follows:

•    Parkway shall indemnify its directors and officers, whether serving Parkway or at its request, any other entity, to the full extent required or permitted by the laws of Maryland now or hereafter in force, including the advance of expenses under the procedures and to the full extent permitted by law; and

•    Parkway shall indemnify other employees and agents, whether serving Parkway or at its request, any other entity, to such extent as shall be authorized by the Parkway board of directors or Parkway Bylaws and be permitted by law.

Parkway has also entered into an indemnification agreement with certain of its directors and officers, which are intended to provide indemnification to the maximum extent permitted by the MGCL.

Parkway has purchased directors’ and officers’ liability insurance for the benefit of its directors and officers.

	Rights of Cousins Stockholders	Rights of Parkway Stockholders

which involve intentional misconduct or a knowing violation of law; (c) for the types of liability for unlawful distributions and dividends as set forth in Section 14-2-832 of the GBCC; or (d) for any transaction from which the director derives an improper personal benefit. The Cousins Bylaws require the indemnification by Cousins of its officers to the maximum extent permitted by the GBCC. Cousins directors are entitled to receive advancements for expenses incurred in defending any such action upon receipt of the written affirmation of such director’s good faith belief that such director has met the standards of conduct in the Cousins Bylaws.

Cousins has purchased directors’ and officers’ liability insurance for the benefit of its directors and officers.

Cousins has entered into indemnification agreements with certain of its directors and each of its executive officers. The indemnification agreements require, among other matters, that Cousins indemnify its executive officers to the maximum extent permitted by law.

Stockholder Rights Plan	Neither Cousins nor Parkway has a stockholder rights plan in effect.

Dissenters’ Rights	The GBCC provides that stockholders who comply with certain procedural requirements of the GBCC are entitled to dissent from and obtain payment of the fair value of their shares in the event of mergers, share exchanges, sales or exchanges of all or substantially all of the corporation’s assets, amendments to the articles of incorporation that materially adversely affect certain rights in respect of a dissenter’s shares, and certain other actions taken pursuant to a stockholder vote to the extent provided for under the GBCC, the articles of incorporation, bylaws or a resolution of the board of directors. However, unless the corporation’s

The MGCL provides that a stockholder of a corporation is generally entitled to receive payment of the fair value of its stock if the stockholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation.

However, dissenters’ rights generally are not available to holders of shares, such as shares of Parkway common stock, that are registered on a national securities exchange or quoted on a national market security system.

Rights of Cousins Stockholders	Rights of Parkway Stockholders

articles of incorporation provide otherwise, appraisal rights are not available:

•    to holders of shares of any class of shares not entitled to vote on the transaction;

•    in a sale of all or substantially all of the property of the corporation pursuant to a court order;

•    in a sale of all or substantially all of the property of the corporation for cash, where all or substantially all of the net proceeds of such sale will be distributed to the stockholders within one year; or

•    to holders of shares which at the record date were either listed on a national securities exchange or held of record by more than 2,000 stockholders, unless: (1) in the case of a plan of merger or share exchange, the holders of the shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or a publicly-held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 stockholders, except for scrip or cash payments in lieu of fractional shares; or (2) the articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

	Rights of Cousins Stockholders	Rights of Parkway Stockholders

Neither the Cousins Articles nor the Cousins Bylaws provide for rights of appraisal or dissenters’ rights.

REIT Qualification	The Cousins Articles do not provide any express enabling language should Cousins choose to no longer qualify as a REIT.	The Parkway Articles provides that the Parkway board of directors may revoke or otherwise terminate Parkway’s REIT election, without approval of the stockholders, if it determines that it is no longer in Parkway’s best interests to continue to qualify, as a REIT.

LEGAL MATTERS

The validity of the shares of Cousins common stock offered by this joint proxy statement/prospectus will be passed on by Wachtell, Lipton, Rosen & Katz. Certain U.S. federal income tax consequences relating to the Merger will also be passed upon for Cousins by Wachtell, Lipton, Rosen & Katz and for Parkway by Hogan Lovells US LLP.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this joint proxy statement/prospectus by reference from Cousins’ Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of its internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph relating to changes in the method of accounting for and disclosure of discontinued operations for the year ended December 31, 2014 due to the adoption of Accounting Standards Update 2014-08, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Parkway, appearing in Parkway’s Annual Report (Form 10-K) for the year ended December 31, 2015 (including schedules appearing therein) and the effectiveness of Parkway’s internal control over financial reporting as of December 31, 2015, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Parkway’s management’s assessment of effectiveness of internal control over financial reporting as of December 31, 2015, are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Cousins Houston included in this joint proxy statement/prospectus, and the related financial statement schedule of Cousins Houston included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expressed an unqualified opinion on the combined financial statements and financial statement schedule and includes an explanatory paragraph relating to the allocation of certain operating expenses from Cousins). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Parkway Houston for the year ended December 31, 2015 (including the schedule appearing therein) have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon, and included in the registration statement. Such combined financial statements and schedule as of December 31, 2015, are included in the registration statement in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Cousins

Cousins held its 2016 annual meeting of stockholders on May 3, 2016. Cousins stockholders who wish to have proposals considered for inclusion in the Proxy Statement and form of proxy for Cousins’ 2017 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act must cause their proposals to be received in writing by Cousins’ corporate secretary at Cousins Properties Incorporated, 191 Peachtree Street NE, Suite 500, Atlanta, Georgia 30303, no later than November 22, 2016. Any proposal should be addressed to Cousins’ corporate secretary and may be included in next year’s proxy materials only if such proposal complies with the Cousins Bylaws and the rules and regulations promulgated by the SEC. Nothing in this section will be deemed to require Cousins to include in its proxy statement or its proxy relating to any annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the SEC.

In addition, the Cousins Bylaws require that Cousins be given advance written notice of nominations for election to the Cousins board of directors and other matters that stockholders wish to present for action at an annual meeting of Cousins stockholders (other than matters included in Cousins’ proxy materials in accordance with Rule 14a-8(e) under the Exchange Act). The Cousins corporate secretary must receive such notice at the address set forth above not later than February 2, 2017, and no earlier than January 3, 2017, for matters to be presented at the 2017 annual meeting of Cousins stockholders. However, in the event that the date of the 2017 annual meeting of Cousins stockholders is held before April 3, 2017, or after June 2, 2017, for notice by the stockholder to be timely it must be received by the later of (a) the tenth day following the day on which public announcement of such meeting was first made by Cousins and (b) ninety days prior to the date of the 2017 annual meeting of Cousins stockholders.

Parkway

Parkway held its 2016 annual meeting of stockholders on May 19, 2016. It is not expected that Parkway will hold an annual meeting of Parkway stockholders for 2017 unless the Merger is not completed. If the Merger is not completed, Parkway stockholders who wish to have proposals considered for inclusion in the Proxy Statement and form of proxy for Parkway’s 2017 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act must cause their proposals to be received in writing by Parkway’s secretary at Parkway Properties Inc., 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801, no later than November 28, 2016. Any proposal should be addressed to Parkway’s secretary and may be included in next year’s proxy materials only if such proposal complies with the Parkway Bylaws and the rules and regulations promulgated by the SEC. Nothing in this section will be deemed to require Parkway to include in its proxy statement or its proxy relating to any annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the SEC.

In addition, the Parkway Bylaws require that Parkway be given advance written notice of nominations for election to the Parkway board of directors and other matters that stockholders wish to present for action at an annual meeting of Parkway stockholders (other than matters included in Parkway’s proxy materials in accordance with Rule 14a-8(e) under the Exchange Act). Parkway’s secretary must receive such notice at the address set forth above not later than March 20, 2017, and no earlier than February 18, 2017, for matters to be presented at the 2017 annual meeting of Parkway stockholders. However, in the event that the date of the 2017 annual meeting of Parkway stockholders is held before April 19, 2017, or after July 18, 2017, for notice by the stockholder to be timely it must be received not earlier than ninety days prior to the date of the 2017 annual meeting of Parkway stockholders and not later than the close of business on the later of the sixtieth day prior to the 2017 annual meeting of Parkway stockholders or the tenth day following the day on which public announcement of such meeting was first made by Parkway.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the Cousins board of directors nor the Parkway board of directors knows of any matters that will be presented for consideration at either the Cousins special meeting or the Parkway special meeting other than as described in this joint proxy statement/prospectus. In accordance with the Cousins Bylaws, the Parkway Bylaws, Maryland law and Georgia law, business transacted at the Cousins special meeting and the Parkway special meeting will be limited to those matters set forth in the respective accompanying notices of the special meetings. Nonetheless, if any other matter is properly presented at the Cousins special meeting or the Parkway special meeting, or any adjournments or postponements of the special meetings, and are voted upon, including matters incident to the conduct of the meeting, the enclosed proxy card will confer discretionary authority on the individuals named therein as proxies to vote the shares represented thereby as to any such other matters. It is intended that the persons named in the enclosed proxy card and acting thereunder will vote in accordance with their discretion on any such matter.

WHERE YOU CAN FIND MORE INFORMATION

Cousins and Parkway file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including Cousins and Parkway, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult the website of Cousins or Parkway for more information concerning the Merger. The website of Cousins is www.cousinsproperties.com. The website of Parkway is www.pky.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

Cousins has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Cousins common stock to be issued to Parkway stockholders in connection with the Merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Cousins common stock. The rules and regulations of the SEC allow Cousins and Parkway to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Cousins and Parkway to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Cousins has previously filed with the SEC (File No. 001-11312); provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. We are also not incorporating by reference the New Parkway Form 10. The following documents may contain important information about Cousins, its financial condition or other matters:

•	Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 10, 2016.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed on May 4, 2016.

•	Proxy Statement on Schedule 14A for the year ended December 31, 2015, filed on March 22, 2016.

•	Current Reports on Form 8-K, filed on April 29, 2016, May 12, 2016, June 7, 2016 and July 14, 2016 (other than documents or portions of those documents deemed to be furnished but not filed).

•	The description of Cousins common stock contained in Cousins’ registration statement on Form 8-A, filed under Section 12 of the Exchange Act on August 4, 1992, including any subsequently filed amendments and reports updating such description.

In addition, Cousins incorporates by reference into this joint proxy statement/prospectus any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Cousins special meeting. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the website of the SEC at the address described above or from Cousins by requesting them in writing or by telephone at the following address:

Cousins Properties Incorporated

191 Peachtree Street NE, Suite 500

Atlanta, Georgia 30303

Attention: Investor Relations

Telephone: (404) 407-1000

These documents are available from Cousins without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

This joint proxy statement/prospectus also incorporates by reference the documents listed below that Parkway has previously filed with the SEC (File No. 001-11533); provided, however, that we are not incorporating by reference, in each case, any documents, portion of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The following documents contain important information about Parkway, its financial condition or other matters:

•	Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 25, 2016.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed on May 5, 2016.

•	The portions of Parkway’s Definitive Proxy Statement on Schedule 14A filed on March 28, 2016 incorporated by reference in Parkway’s Annual Report on Form 10-K for the year ended December 31, 2015.

•	Current Reports on Form 8-K, filed April 29, 2016, May 12, 2016, May 20, 2016, June 6, 2016 and July 11, 2016 (other than documents or portions of those documents deemed to be furnished but not filed).

In addition, Parkway incorporates by reference into this joint proxy statement/prospectus any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Parkway special meeting. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of these documents from the SEC, through the website of the SEC at the address described above, or Parkway will provide you with copies of these documents, without charge, upon written or oral request to:

Parkway Properties, Inc.

390 N. Orange Avenue, Suite 2400

Orlando, Florida 32801

Attention: Investor Relations

Telephone: (407) 650-0593

If you are a stockholder of Cousins or a stockholder of Parkway and would like to request documents, please do so by August 16, 2016 to receive them before the Cousins special meeting and the Parkway special meeting. If you request any documents from Cousins or Parkway, Cousins or Parkway will mail them to you by first class mail, or by another equally prompt means, within one business day after Cousins or Parkway receives your request.

This document is a prospectus of Cousins and is a joint proxy statement of Cousins and Parkway for the Cousins special meeting and the Parkway special meeting. Neither Cousins nor Parkway has authorized anyone to give any information or make any representation about the Merger, the Separation, the UPREIT Reorganization or the Spin-Off or Cousins or Parkway that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that Cousins or Parkway has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus reads only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

PARKWAY HOUSTON

INDEX TO FINANCIAL STATEMENTS

Parkway Houston

Audited Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of December 31, 2015 and 2014	F-3
Combined Statements of Operations for the years ended December 31 2015, 2014 and 2013	F-4
Combined Statements of Changes in Equity for the years ended December 2015, 2014 and 2013	F-5
Combined Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013	F-6
Notes to Combined Financial Statements	F-8
Schedule III—Real Estate and Accumulated Depreciation	F-23
Note to Schedule III—Real Estate and Accumulated Depreciation	F-25

Unaudited Combined Financial Statements
Combined Balance Sheets as of March 31, 2016 and December 31, 2015	F-26
Combined Statements of Operations for the three months ended March 31, 2016 and 2015	F-27
Combined Statements of Changes in Equity as of the three months ended March 31, 2016	F-28
Combined Statements of Cash Flows for the three months ended March 31, 2016 and 2015	F-29
Notes to the Combined Financial Statements	F-30

Cousins Houston*

Audited Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-33
Combined Balance Sheets as of December 31, 2015 and 2014	F-34
Combined Statements of Operations for the years ended December 31, 2015 and 2014, and for the period from February 7, 2013 (date of inception) to December 31, 2013	F-35
Combined Statements of Equity for the years ended December 2015, 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013	F-36
Combined Statements of Cash Flows for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013	F-37
Notes to Combined Financial Statements	F-38
Schedule III—Real Estate and Accumulated Depreciation	F-46

Unaudited Combined Financial Statements
Combined Balance Sheets as of March 31, 2016 and December 31, 2015	F-47
Combined Statements of Operations for the three months ended March 31, 2016 and 2015	F-48
Combined Statements of Equity for the three months ended March 31, 2016 and 2015	F-49
Combined Statements of Cash Flows for the three months ended March 31, 2016 and 2015	F-50
Notes to the Combined Financial Statements	F-51

*	The financial data of the predecessor to Cousins Houston for the 37-day period prior to the acquisition of Post Oak Central has been omitted. Such data is unknown and unavailable to us. Preparing such financial data would require substantial management time and cannot be completed without expenditure of unreasonable time, effort and expense. We believe that the omission of this financial data does not have a material impact on the understanding of Cousins Houston’s results of operations, financial performance and related trends.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS

PARKWAY PROPERTIES, INC.

We have audited the accompanying combined balance sheets of Parkway Houston (the “Company”) as of December 31, 2015 and 2014, and the related combined statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the combined financial statement schedule listed in the Index to Financial Statements on Page F-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at December 31, 2015 and 2014, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 30, 2016

PARKWAY HOUSTON

COMBINED BALANCE SHEETS

(In thousands)

	December 31, 2015	December 31, 2014
Assets
Real estate related investments:
Office properties	$818,594	$772,957
Accumulated depreciation	(65,941)	(34,111)

Total real estate related investments, net	752,653	738,846

Condominium units	—	9,318
Cash and cash equivalents	11,961	7,992
Receivables and other assets	76,300	67,657
Intangible assets, net	24,439	41,550
Management contract intangibles, net	378	1,133

Total assets	$865,731	$866,496

Liabilities
Mortgage notes payable, net	$396,901	$407,211
Accounts payable and other liabilities	36,299	37,270
Below market leases, net of accumulated amortization of $36,175 and $18,586, respectively	23,465	41,054

Total liabilities	456,665	485,535

Equity
Parkway Equity	409,066	380,053
Noncontrolling interests	—	908

Total equity	409,066	380,961

Total liabilities and equity	$865,731	$866,496

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2015	2014	2013
Revenues
Income from office properties	$108,507	$123,172	$20,965
Management company income	9,891	23,971	17,526
Sale of condominium units	11,063	16,554	—

Total revenues	129,461	163,697	38,491

Expenses
Property operating expenses	45,385	54,856	9,119
Management company expenses	9,362	27,038	23,638
Cost of sales—condominium units	11,120	13,199	14
Depreciation and amortization	55,570	64,012	10,465
Impairment loss on management contracts	—	4,750	—
General and administrative	6,336	6,917	7,267

Total expenses	127,773	170,772	50,503

Operating income (loss)	1,688	(7,075)	(12,012)
Other income and expenses
Interest and other income	246	244	1,663
Interest expense	(16,088)	(16,252)	(3,296)

Loss before income taxes	(14,154)	(23,083)	(13,645)
Income tax (expense) benefit	(1,635)	180	1,276

Net loss	(15,789)	(22,903)	(12,369)
Net (income) loss attributable to noncontrolling interests	7	(148)	—

Net loss attributable to Parkway Houston	$(15,782)	$(23,051)	$(12,369)

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CHANGES IN EQUITY

(In thousands)

	Parkway Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2012	$146,987	$—	$146,987
Net loss	(12,369)	—	(12,369)
Contributions from Parkway, net	262,367	—	262,367
Contributions from noncontrolling interest holders in properties	—	3,050	3,050

Balance at December 31, 2013	$396,985	$3,050	$400,035
Net income (loss)	(23,051)	148	(22,903)
Distributions to noncontrolling interest holders in properties	—	(2,290)	(2,290)
Contributions from Parkway, net	6,119	—	6,119

Balance at December 31, 2014	$380,053	$908	$380,961
Net loss	(15,782)	(7)	(15,789)
Distributions to noncontrolling interest holders in properties	—	(901)	(901)
Contributions from Parkway, net	44,795	—	44,795

Balance at December 31, 2015	$409,066	$—	$409,066

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2015	2014	2013
Operating activities
Net loss	$(15,789)	$(22,903)	$(12,369)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization of office properties	55,570	64,012	10,465
Amortization of management contracts, net	755	7,881	7,125
Amortization of below market leases, net	(16,937)	(16,118)	(1,826)
Amortization of financing costs	42	42	32
Amortization of debt premium, net	(3,992)	(3,940)	(93)
Deferred income tax expense (benefit)	363	(4,763)	(1,960)
Non-cash impairment loss on management contracts	—	4,750	—
Increase in deferred leasing costs	(7,735)	(14,661)	(563)
Changes in operating assets and liabilities:
Change in condominium units	9,318	10,582	—
Change in receivables and other assets	(9,369)	(20,396)	(3,610)
Change in accounts payable and other liabilities	630	(1,294)	6,398

Cash provided by operating activities	12,856	3,192	3,599

Investing activities
Improvements to real estate	(46,421)	(4,360)	(623)

Cash used in investing activities	(46,421)	(4,360)	(623)

Financing activities
Principal payments on mortgage notes payable	(6,360)	(3,547)	—
Proceeds from issuance of mortgage notes payable	—	—	80,000
Debt financing costs	—	—	(422)
Change in Parkway investment, net	44,795	4,573	(74,785)
Distributions to noncontrolling interest holders in properties	(901)	(2,290)	—

Cash provided by (used in) financing activities	37,534	(1,264)	4,793

Change in cash and cash equivalents	3,969	(2,432)	7,769
Cash and cash equivalents at beginning of year	7,992	10,424	2,655

Cash and cash equivalents at end of year	$11,961	$7,992	$10,424

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CASH FLOWS (continued)

(In thousands)

Supplemental Cash Flow Information and Schedule of Non-Cash Investing and Financing Activity

	Year Ended December 31,
	2015	2014	2013
Supplemental cash flow information:
Cash paid for interest	$20,064	$20,313	$19,775
Cash paid for income taxes	1,783	4,383	100
Supplemental schedule of non-cash investing and financing activity:
Real estate assets acquired in TPGI Merger	—	—	645,284
Intangible assets acquired in TPGI Merger	—	—	61,562
Condominium units acquired in TPGI Merger	—	—	19,900
Other assets acquired in TPGI Merger	—	—	19,294
Management contract intangibles acquired in TPGI Merger	—	—	1,889
Mortgage notes payable assumed in TPGI Merger	—	—	335,038
Below market leases assumed in TPGI Merger	—	—	50,152
Other liabilities assumed in TPGI Merger	—	—	22,537
Contributions from noncontrolling interests in condominium units	—	—	3,050
Contributions from Parkway, net	—	1,546	—

PARKWAY HOUSTON

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2015

Note 1—Organization

On April 28, 2016, the board of directors of Cousins Properties Incorporated, a Georgia corporation (“Cousins”), and the board of directors of Parkway Properties, Inc., a Maryland corporation (“Parkway”), each approved an agreement and plan of merger, dated as of April 28, 2016 (the “Merger Agreement”). Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (the “Merger”), followed by a spin-off (the “Distribution”) of the Houston-based assets of both companies (“Cousins Houston” and “Parkway Houston”, respectively) into a new publicly traded real estate investment trust (“REIT”) called Parkway, Inc. (“New Parkway”). Cousins Houston includes the combined accounts related to the office properties of Greenway Plaza and Post Oak Central, currently operated by subsidiaries of Cousins, and certain corporate costs. Parkway Houston includes the combined accounts related to the office properties of Phoenix Tower (for all periods presented), CityWestPlace and San Felipe Plaza (acquired on December 19, 2013), fee-based real estate services (for all periods presented) and the Murano residential condominium project (acquired on December 19, 2013), currently operated through subsidiaries of Parkway, and certain corporate costs. Unless the context otherwise requires, references to the “Company” refer to Parkway Houston. New Parkway is expected to operate and elect to be treated as a REIT under the Internal Revenue Code of 1986, as amended. REITs generally are not liable for federal corporate income taxes as long as they meet certain requirements and distribute at least 90% of their taxable income.

Following the Distribution, New Parkway will own five office properties with 8.7 million rentable square feet (unaudited) in the Galleria, Greenway and Westchase submarkets of Houston, Texas. In addition, New Parkway will provide fee-based real estate services through wholly owned subsidiaries, including Eola Office Partners, LLC (“Eola”), which in total managed and/or leased approximately 4.2 million square feet (unaudited) for primarily third-party owners at December 31, 2015 and will own certain other assets previously owned by Parkway.

As of December 31, 2015, New Parkway had not conducted any business as a separate company and has no material assets or liabilities. The operations of Parkway Houston, which will be transferred to New Parkway immediately following the effective time of the Merger, are presented as if the transferred business was Parkway Houston’s business for all historical periods described and at the carrying value of such assets and liabilities reflected in Parkway’s books and records.

Note 2—Basis of Presentation and Consolidation

The accompanying combined financial statements include the accounts of Parkway Houston presented on a combined basis as the ownership interests are currently under common control and ownership of Parkway. All significant intercompany balances and transactions have been eliminated.

These combined financial statements are derived from the books and records of Parkway and were carved out from Parkway at a carrying value reflective of such historical cost in such Parkway records. Parkway Houston’s historical financial results reflect charges for certain corporate costs and we believe such charges are reasonable; however, such results do not necessarily reflect what our expenses would have been had we been operating as a separate stand-alone public company. Costs of the services that were charged to us were based on either actual costs incurred or a proportion of costs estimated to be applicable to us. The historical combined financial information presented may therefore not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, stand-alone public company during the periods presented or of our future performance as an independent, stand-alone company.

Parkway Houston is a predecessor, as defined in applicable rules and regulations for the Securities and Exchange Commission (the “SEC”), to the Houston Business, which will commence operations on the date of the Distribution.

These combined financial statements reflect the consolidation of properties that are wholly owned or properties in which we own less than a 100% interest but that we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us. Eola, Phoenix Tower, CityWestPlace and San Felipe Plaza were all wholly owned for all periods presented.

Parkway Houston consolidates its Murano residential condominium project which it controls. Parkway Houston’s unaffiliated partner’s interest is reflected on its combined balance sheets under the “Noncontrolling Interests” caption. Parkway Houston’s partner has a stated ownership interest of 27%. Net proceeds from the project will be distributed, to the extent available, based on an order of preferences described in the partnership agreement. Parkway Houston may receive distributions, if any, in excess of its stated 73% ownership interest if certain return thresholds are met.

Note 3—Summary of Significant Accounting Policies

Real Estate Properties

Real estate properties are carried at cost less accumulated depreciation. Cost includes the carrying amount of Parkway Houston’s investment plus any additional consideration paid, liabilities assumed and improvements made subsequent to acquisition. Depreciation of buildings and building improvements is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of tenant improvements, including personal property, is computed using the straight-line method over the lesser of the useful life or the term of the lease involved. Maintenance and repair expenses are charged to expense as incurred.

Parkway Houston evaluates its real estate assets for impairment upon occurrence of significant adverse changes in its operations to assess whether any impairment indicators are present that affect the recovery of the carrying amount. The carrying amount includes the net book value of tangible and intangible assets and liabilities. Real estate assets are classified as held for sale or held and used. Parkway Houston classifies certain assets as held for sale based on management having the authority and intent of entering into commitments for sale transactions to close in the next 12 months. Parkway Houston considers an office property as held for sale once it has executed a contract for sale, allowed the buyer to complete its due diligence review and received a substantial non-refundable deposit. Until a buyer has completed its due diligence review of the asset, necessary approvals have been received and substantive conditions to the buyer’s obligation to perform have been satisfied, Parkway Houston does not consider a sale to be probable. When Parkway Houston identifies an asset as held for sale, it estimates the net realizable value of such asset and discontinues recording depreciation on the asset. Parkway Houston records assets held for sale at the lower of the carrying amount or fair value less cost to sell. If the fair value of the asset net of estimated selling costs is less than the carrying amount, Parkway Houston records an impairment loss. With respect to assets classified as held and used, Parkway Houston recognizes an impairment loss if the carrying amount is not recoverable and exceeds the sum of undiscounted future cash flows expected to result from the use and eventual disposition of the asset. Upon impairment, Parkway Houston recognizes an impairment loss to reduce the carrying value of the real estate asset to the estimate of its fair value. The cash flow and fair value estimates are based on assumptions about employing the asset for its remaining useful life. Factors considered in projecting future cash flows include, but are not limited to: existing leases, future leasing and terminations, market rental rates, capital improvements, tenant improvements, leasing commissions, inflation, discount rates, capitalization rates and other known variables, and contractual purchase and sale agreements. This market information is considered a Level 2 or Level 3 input as defined by the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures”.

Parkway Houston recognizes gains or losses on sales of real estate at times and in amounts determined in accordance with the accounting guidance for sales of real estate. The guidance takes into account the terms of the transaction and any continuing involvement, including in the form of management, leasing of space or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, then Parkway Houston defers gain recognition and accounts for the transaction by applying the deposit, finance, installment or cost recovery methods, as appropriate.

Cash Equivalents

Parkway Houston considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash, which is included in receivables and other assets, primarily consists of security deposits held on behalf of Parkway Houston’s tenants as well as capital improvements and real estate tax escrows required under certain loan agreements. There are restrictions on Parkway Houston’s ability to withdraw these funds other than for their specified usage.

Purchase Price Assignment

Parkway Houston assigns the purchase price of real estate to tangible and intangible assets and liabilities based on fair value. Tangible assets consist of land, building, garage, building improvements and tenant improvements. Intangible assets and liabilities consist of the value of above and below market leases, lease costs, the value of in-place leases and any value attributable to above or below market debt assumed with the acquisition.

Parkway Houston engages independent third-party appraisers to perform the valuations used to determine the fair value of these identifiable tangible and intangible assets. These valuations and appraisals use commonly employed valuation techniques, such as discounted cash flow analyses. Factors considered in these analyses include an estimate of costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. Parkway Houston also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. Parkway Houston includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods depending on specific local market conditions and the type of property acquired. Additionally, Parkway Houston estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

The fair value of above or below market in-place lease values is the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated current market lease rate expected over the remaining non-cancelable life of the lease. The capitalized above market lease values are amortized as a reduction of rental income over the remaining term of the respective leases. The portion of the values of the leases associated with below-market renewal options that are likely to be exercised are amortized to rental income over the respective renewal. The capitalized below market lease values are amortized as an increase to rental income over the remaining term of the respective leases. Total amortization for above and below market leases was a net increase of rental income of $17.1 million, $16.3 million and $1.8 million for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015, the remaining amortization of below market leases, net is projected as a net increase to rental income as follows (in thousands):

Amount
2016	$6,826
2017	4,254
2018	2,476
2019	2,113
2020	1,511
Thereafter	6,285

Total	$23,465

The fair value of in-place leases is the present value associated with re-leasing the in-place lease as if the property was vacant. Factors to be considered include estimates of costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating costs, Parkway Houston includes estimates of lost rentals at market rates during the expected lease-up periods. The value of at market in-place leases is amortized as a lease cost amortization expense over the expected life of the lease. Total amortization expense for the value of in-place leases was $16.7 million, $30.1 million and $4.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015, the remaining amortization expense for the value of in-place leases is projected as follows (in thousands):

Amount
2016	$7,928
2017	4,481
2018	2,107
2019	1,532
2020	1,369
Thereafter	4,860

Total	$22,277

A separate component of the fair value of in-place leases is identified for the lease costs. The fair value of lease costs represents the estimated commissions and legal fees paid in connection with the current leases in place. Lease costs are amortized over the non-cancelable terms of the respective leases as lease cost amortization expense.

In no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a customer terminate its lease, the unamortized portion of the tenant improvement, in-place lease value and lease cost intangibles would be charged to expense. Additionally, the unamortized portion of above market in-place leases would be recorded as a reduction to rental income and the below market in-place lease value would be recorded as an increase to rental income.

Parkway Houston calculates the fair value of mortgage notes payable by discounting the remaining contractual cash flows on each instrument at the current market rate for these borrowings.

Capitalization of Costs

Costs related to planning, developing, leasing and constructing a property, including costs of development personnel working directly on projects under development, are capitalized. In addition, Parkway Houston capitalizes interest to qualifying assets under development based on average accumulated expenditures outstanding during the period. In capitalizing interest to qualifying assets, Parkway Houston first uses the interest incurred on specific project debt, if any, and next uses Parkway Houston’s weighted average interest rate for non-project specific debt. Parkway Houston also capitalizes certain costs of leasing personnel in connection with the completion of leasing arrangements.

Allowance for Doubtful Accounts

Accounts receivable are reduced by an allowance for amounts that Parkway Houston estimates to be uncollectible. The receivable balance is comprised primarily of rent and expense reimbursement income due from the customers. Management evaluates the adequacy of the allowance for doubtful accounts considering such factors as the credit quality of the customers, delinquency of payment, historical trends and current economic conditions. Parkway Houston provides an allowance for doubtful accounts for customer balances that are over 90 days past due and for specific customer receivables for which collection is considered doubtful.

The components of allowance for doubtful accounts for the years ended December 31, 2015, 2014 and 2013 are as follows (in thousands):

	For the Year Ended December 31,
	2015	2014	2013
Beginning balance:	$38	$306	$136
Bad debt expense	261	88	351
Write-offs	(201)	(356)	(181)

Ending balance:	$98	$38	$306

Noncontrolling Interest

A noncontrolling interest in a subsidiary is in most cases an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. In addition, consolidated net income is required to be reported as amounts that include the amounts attributable to both the parent and the noncontrolling interest and the amount of consolidated net income attributable to the parent and the noncontrolling interest are required to be disclosed on the face of the combined statements of operations.

Revenue Recognition

Revenue from real estate rentals is recognized on a straight line basis over the noncancelable lease term at the inception of each respective lease in accordance with ASC 840, Leases. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as straight-line rent receivable on the accompanying balance sheets. The straight-line rent adjustment increased revenue by $13.9 million, $6.3 million and $841,000 in 2015, 2014 and 2013, respectively.

When Parkway Houston is the owner of the tenant improvements, the leased space is ready for its intended use when the tenant improvements are substantially completed, at which point revenue recognition begins. In limited instances, when the tenant is the owner of the customer improvements, straight-line rent is recognized when the tenant takes possession of the unimproved space.

The leases also typically provide for tenant reimbursement of a portion of common area maintenance, real estate taxes and other operating expenses. Property operating cost recoveries from customers (“expense reimbursements”) are recognized as revenue in the period in which the expenses are incurred. The computation of expense reimbursements is dependent on the provisions of individual customer leases. Most customers make monthly fixed payments of estimated expense reimbursements. Parkway Houston makes adjustments, positive or negative, to expense reimbursement income quarterly to adjust the recorded amounts to Parkway Houston’s best estimate of the final property operating costs based on the most recent annual estimate. After the end of the calendar year, Parkway Houston computes each customer’s final expense reimbursements and issues a bill or credit for the difference between the actual amount and the amounts billed monthly during the year. Differences between actual billed amounts and accrued amounts are considered immaterial.

Management company income represents market-based fees earned from providing management, construction, leasing, brokerage and acquisition services to unconsolidated joint ventures, related parties and third parties. Management fee income is computed and recorded monthly in accordance with the terms set forth in the management service agreements. Leasing and brokerage commissions, as well as salary and administrative fees, are recognized pursuant to the terms of the agreements at the time underlying leases are signed, which is the point at which the earnings process is complete and collection of fees is reasonably assured. Fees relating to the purchase or sale of property are recognized when the earnings process is complete and collection of fees is reasonably assured, which usually occurs at closing. All fees on company-owned properties are eliminated in consolidation. Parkway Houston recognizes fees earned from Parkway’s unconsolidated joint ventures in management company income.

Parkway Houston has one high-rise condominium project. Under the provisions of FASB ASC 360-20, “Property, Plant and Equipment” subsection “Real Estate and Sales,” revenue and costs for projects are recognized when all parties are bound by the terms of the contract, all consideration has been exchanged, any permanent financing for which the seller is responsible has been arranged and all conditions precedent to closing have been performed. This results in profit from the sale of condominium units recognized at closing. Revenue is recognized on the contract price of individual units. Total estimated costs are allocated to individual units which have closed on a relative value basis.

Amortization of Debt Origination Costs and Leasing Costs

Debt origination costs are deferred and amortized using a method that approximates the effective interest method over the term of the loan. Leasing costs are deferred and amortized using the straight-line method over the term of the respective lease.

Income Taxes

Parkway elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 1997. To qualify as a REIT, Parkway must meet a number of organizational and operational requirements, including a requirement that it distribute annually at least 90% of its “REIT taxable income,” subject to certain adjustments and excluding any net capital gain to its stockholders. It is management’s current intention to adhere to these requirements and maintain Parkway’s REIT status, and Parkway believes that it was in compliance with all REIT requirements at December 31, 2015. As a REIT, Parkway generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If Parkway fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if Parkway qualifies for taxation as a REIT, Parkway may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. The properties in the combined financial statements are owned directly or indirectly by partnerships, limited partnerships or limited liability companies and as a result, the allocated share of income or loss for each period is included in the income tax returns of the partners. In addition, taxable income from non-REIT activities managed through the taxable REIT subsidiary is subject to federal, state and local income taxes. Parkway provides for income taxes based on pretax income and applicable tax rates in the various jurisdictions in which it operates. The effective tax rate reflects the impact of earnings attributable to REIT operations and noncontrolling interests for which no U.S. income taxes have been provided.

Fair Value Measurements

Level 1 fair value inputs are quoted prices for identical assets or liabilities in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar assets or liabilities in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect Parkway Houston’s best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. These inputs are unobservable in the market and significant to the valuation estimate.

Impairment of Intangible Assets

During 2014, Parkway Houston evaluated certain qualitative factors and determined that it was necessary to apply the two-step quantitative impairment test under ASU 2011-8. During the year ended December 31, 2014, Parkway Houston determined that the undiscounted cash flows indicated that the carrying amounts of certain Eola Capital, LLC (“Eola Capital”) management contracts were not expected to be recovered and, as a result, Parkway Houston recorded a $4.8 million pre-tax non-cash impairment loss related to these management contracts which resulted in the entire remaining balance of the Eola Capital contracts being written off as of December 31, 2014. During the year ended December 31, 2015, no impairment losses were recorded on Parkway Houston’s intangible assets.

Segment Reporting

Parkway Houston’s primary business is the ownership and operation of office properties. Parkway Houston has accounted for each office property or groups of related office properties as an individual operating segment. Parkway Houston has aggregated the individual operating segments into a single reporting segment due to the fact that the individual operating segments have similar operating and economic characteristics, such as being leased by the square foot, sharing the same primary operating expenses and ancillary revenue opportunities and being cyclical in economic performance based on current supply and demand conditions. The individual operating segments are also similar in that revenues are derived from the leasing of office space to customers and each office property is managed and operated consistently in accordance with standard operating procedures. The range and type of customer uses of the properties is similar throughout the portfolio regardless of location or class of building and the needs and priorities of the customers do not vary widely from building to building. Therefore, the management responsibilities do not vary widely from location to location based on the size of the building, geographic location or class. The operations of the Management Company are separately presented in the Combined Statements of Operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although Parkway Houston believes the assumptions and estimates made are reasonable and appropriate, as discussed in the applicable sections throughout these combined financial statements, different assumptions and estimates could materially impact reported results. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions; therefore, changes in market conditions could impact Parkway Houston’s future operating results. Parkway Houston’s most significant estimates relate to impairments on real estate and other assets and purchase price assignments. Actual results could differ from these estimates.

Recent Accounting Pronouncements

Adopted

In February 2015, the FASB issued ASU No. 2015-02, “Amendments to the Consolidated Analysis.” This update amends consolidation guidance which makes changes to both the variable interest model and the voting model. The new standard specifically eliminates the presumption in the current voting model that a general partner controls a limited partnership or similar entity unless that presumption can be overcome. Generally, only a single limited partner that is able to exercise substantive kick-out rights will consolidate. Parkway Houston adopted this update on January 1, 2016. The new standard must be applied using a modified retrospective approach by recording either a cumulative-effect adjustment to equity as of the beginning of the period of adoption or retrospectively to each period presented. This did not have an impact on Parkway Houston’s financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. Parkway Houston adopted this update on January 1, 2016. Retrospective application of the guidance set forth in this update is required and resulted in the classification of the deferred financing costs within the combined balance sheets as a direct deduction from the carrying amount of debt within total liabilities.

Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 will be effective for Parkway Houston’s fiscal year beginning as early as January 1, 2019 and subsequent interim periods. Management is currently assessing this guidance for future implementation.

Note 4—Real Estate Related Investments, net

Included in Real Estate Related Investments are three office assets located in the Galleria, Greenway and Westchase submarkets of Houston, Texas, comprising six buildings and two adjacent parcels of land totaling approximately 3.1 million square feet (unaudited).

Balances of major classes of depreciable assets (in thousands) and their respective estimated useful lives are:

		December 31,
Asset Category	Estimated Useful Life	2015	2014
Land	Non-depreciable	$106,323	$106,323
Building and garage	40 years	600,562	600,562
Building improvements	7 to 40 years	14,426	4,174
Tenant improvements	Lesser of useful life or term of lease	97,283	61,898

		$818,594	$772,957

Depreciation expense related to these assets of $32.0 million, $28.8 million and $5.3 million was recognized in 2015, 2014 and 2013, respectively.

2013 Acquisitions

On December 19, 2013, in connection with Parkway’s merger transactions with TPGI (such transactions, the “TPGI Mergers”), Parkway Houston assumed TPGI’s ownership interest in two wholly owned office properties in Houston, Texas, CityWestPlace and San Felipe Plaza, and two parcels of land adjacent to CityWestPlace. The following table summarizes the aggregate purchase price assignment for CityWestPlace and San Felipe Plaza as of December 19, 2013 based on Level 2 and Level 3 inputs (in thousands):

Amount
Land	$97,132
Building	502,537
Tenant improvements	41,697
Lease commissions	27,847
Lease in place value	61,562
Above market leases	3,176
Below market leases	(53,382)
Mortgage debt assumed	(317,688)
Mortgage premium for mortgage assumed	(9,974)

Parkway Houston’s unaudited pro forma results of operations after giving to effect the purchases of CityWestPlace and San Felipe Plaza as if the purchases had occurred on January 1, 2013 is as follows (in thousands):

2013
Revenues	$138,828
Net loss attributable to Parkway Houston	(2,465)

2012 Acquisition

On December 20, 2012, Parkway completed the purchase of Phoenix Tower, an office tower located in the Greenway Plaza submarket of Houston, Texas, for a gross purchase price of $123.8 million. Phoenix Tower is a 26-story office tower that sits atop an eight-story parking garage. On February 20, 2013, Parkway obtained an $80.0 million non-recourse first mortgage loan secured by Phoenix Tower. The mortgage loan has a fixed interest rate of 3.9%, an initial 24-month interest only period and a maturity date of March 2023. See “Note 6—Mortgage Notes Payable” for additional details.

Contractual Obligations and Minimum Rental Receipts

Obligations for tenant improvement allowances and lease commission costs for leases in place and commitments for building improvements at December 31, 2015 are as follows (in thousands):

Amount
2016	$10,432
2017	37
2018	10
2019	—
2020	—
Thereafter	—

Total	$10,479

The following is a schedule by year of future minimum rental receipts under noncancelable leases for office buildings owned at December 31, 2015 (in thousands):

Amount
2016	$87,844
2017	81,416
2018	72,966
2019	68,629
2020	64,493
Thereafter	436,128

Total	$811,476

Parkway Houston is geographically concentrated in Houston, Texas. For the years ended December 31, 2015, 2014 and 2013, five, four and six tenants in the Parkway Houston portfolio, respectively, represented more than 5% of base rent.

Note 5—Intangible Assets, net

The following table reflects the portion of the purchase price of office properties assigned to intangible assets, as discussed in “Note 3—Summary of Significant Accounting Policies.” The portion of the purchase price assigned to below market lease value and the related accumulated amortization is reflected in “Note 8—Accounts Payable and Other Liabilities.”

	December 31,
	2015	2014
	(In thousands)
Lease in place value	$73,064	$73,064
Accumulated amortization	(50,787)	(34,115)
Above market lease value	3,044	3,044
Accumulated amortization	(882)	(443)

	$24,439	$41,550

Note 6—Mortgage Notes Payable, net

On February 20, 2013, Parkway obtained an $80.0 million non-recourse first mortgage loan secured by Phoenix Tower. The mortgage loan has a fixed interest rate of 3.9%, an initial 24-month interest only period and a maturity date of March 2023.

On December 19, 2013, in connection with the TPGI Mergers, Parkway assumed the existing first mortgage loans for CityWestPlace I & II, CityWestPlace III & IV, and San Felipe Plaza.

A summary of mortgage notes payable at December 31, 2015 and 2014 is as follows (dollars in thousands):

	Fixed Rate	Maturity Date	December 31,
Office Properties			2015	2014
Phoenix Tower	3.9%	03/01/2023	$78,555	$80,000
CityWestPlace I & II	6.2%	07/06/2016	114,460	116,111
CityWestPlace III & IV	5.0%	03/05/2020	90,334	91,889
San Felipe Plaza	4.8%	12/01/2018	107,877	109,585
Unamortized premium, net			5,981	9,974
Unamortized debt issuance costs, net			(306)	(348)

Total Mortgage Notes Payable, net			$396,901	$407,211

The aggregate annual maturities of mortgage notes payable at December 31, 2015 are as follows (in thousands):

Amount
2016	$119,879
2017	5,670
2018	108,166
2019	4,138
2020	85,602
Thereafter	67,771

Total principal maturities	391,226
Unamortized premium, net	5,981
Unamortized debt issuance costs, net	(306)

Total Mortgage Notes Payable, net	$396,901

The fair value of mortgage notes payable was $394.3 million and $397.7 million as of December 31, 2015 and 2014, respectively. The fair value was determined using Level 2 inputs.

Note 7—Receivables and Other Assets

The following represents the composition of Receivables and Other Assets as of December 31, 2015 and 2014:

	December 31,
	2015	2014
	(In thousands)
Rents and fees receivable	$300	$2,093
Allowance for doubtful accounts	(98)	(38)
Straight-line rent receivable	21,073	7,149
Other receivables	3,593	5,852
Lease costs, net of accumulated amortization of $13,257 and $6,247, respectively	40,451	39,929
Escrow and other deposits	1,865	3,383
Prepaid expenses	482	585
Cost method investment	3,500	3,500
Deferred tax asset, non current	4,999	5,040
Other assets	135	164

	$76,300	$67,657

Note 8—Accounts Payable and Other Liabilities

The following represents the composition of Accounts Payable and Other Liabilities as of December 31, 2015 and 2014:

	December 31,
	2015	2014
	(In thousands)
Accounts payable and accrued expenses	$17,065	$14,851
Accrued property taxes	9,300	14,832
Prepaid rents	5,319	3,304
Security deposits	1,052	821
Deferred tax liability	793	470
Accrued payroll	1,248	1,446
Interest payable	1,522	1,546

	$36,299	$37,270

Note 9—Income Taxes

As a REIT, Parkway generally will not be subject to corporate level U.S. federal income tax on taxable income it distributes currently to its stockholders. If Parkway fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if Parkway qualifies for taxation as a REIT, Parkway may be subject to certain state and local taxes on its income and property, and to U.S. federal income taxes on its undistributed taxable income.

The properties in the combined financial statements are owned directly or indirectly by a limited partnership or limited liability companies and as a result, the allocated share of income or loss for each period is included in the income tax returns of the partners.

Parkway Houston has certain entities as taxable REIT subsidiaries (“TRSs”), which are tax paying entities for income tax purposes and are taxed separately from Parkway Houston. TRSs may participate in non-real estate related activities and/or perform non-customary services for customers and are subject to U.S. federal and state income tax at regular corporate tax rates. The income tax benefit (expense) and related income tax assets and liabilities are based on actual and expected future income.

As of December 31, 2015 and 2014, Parkway Houston recorded net deferred tax assets of $4.2 million and $4.6 million, respectively, related to the TRSs. Deferred tax assets generally represent items that can be used as a tax deduction in Parkway Houston’s tax returns in future years for which Parkway Houston has already recorded a tax benefit in its combined statements of operations.

The significant components of the net deferred tax assets (liabilities) as of December 31, 2015 and 2014 are as follows (in thousands):

	December 31,
	2015	2014
	(In thousands)
Deferred tax assets
Capitalizable transaction costs	$667	$784
Contingent consideration	1,198	1,411
Management contracts	2,022	2,377
Condominium sales	1,064	331
Other	48	137

Total deferred tax assets	4,999	5,040

Deferred tax liabilities
Cost method investment	670	470
Other	123	—

Total deferred tax liabilities	793	470

Total deferred tax assets, net	$4,206	$4,570

FASB ASC 740-10-30 “Accounting for Income Taxes” subsection “Initial Measurement,” requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. In determining whether the deferred tax asset is realizable, Parkway Houston considers all available positive and negative evidence, including future reversal of existing taxable temporary differences, carryback potential, tax-planning strategies and its ability to generate sufficient taxable income in future years. As of December 31, 2015, Parkway Houston concludes that a valuation allowance against its deferred tax asset is not necessary.

The components of income tax benefit (expense) for the years ended December 31, 2015, 2014 and 2013 are as follows (in thousands):

	For the Year Ended
	December 31,
	2015	2014	2013
Current:
Federal	$(853)	$(2,870)	$(490)
State	(418)	(1,713)	(194)

Total current	(1,271)	(4,583)	(684)

Deferred:
Federal	124	3,868	1,582
State	(488)	895	378

Total deferred	(364)	4,763	1,960

Total income tax (expense) benefit	$(1,635)	$180	$1,276

The reconciliation of income tax expense computed at the U.S. statutory income tax rate and the income tax expense in the combined statements of operations is shown below (in thousands):

	For the Years Ended December 31,
	2015		2014		2013
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Pre-tax income (loss) from continuing operations	$4,812	34.0%	$7,848	34.0%	$4,639	34.0%
Pass-through earnings without income tax provision	(5,596)	(39.5)%	(7,003)	(30.3)%	(2,649)	(19.4)%
Noncontrolling interest	(2)	—%	50	0.2%	—	—%
State income tax, net of federal tax benefit	(510)	(3.6)%	(778)	(3.4)%	58	0.4%
Effect of permanent differences	(6)	—%	(41)	(0.2)%	(291)	(2.1)%
Valuation allowance	—	—%	479	2.1%	(479)	(3.5)%
Cost method investment	—	—%	(422)	(1.8)%	—	—%
Other	(333)	(2.4)%	47	0.2%	(2)	—%

Total income tax (expense) benefit	$(1,635)	(11.5)%	$180	0.8%	$1,276	9.4%

FASB ASC 740-10-25, “Accounting for Income Taxes” subsection “Recognition,” clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Parkway Houston’s policy is to recognize interest and penalties related to unrecognized tax benefits as components of income tax expense. As of December 31, 2015, there was no material unrecognized tax benefits and we do not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

Note 10—Commitments and Contingencies

Parkway Houston and its subsidiaries are, from time to time, parties to litigation arising from the ordinary course of business. Parkway Houston does not believe that any such litigation will materially affect its financial position or operations.

Parkway Houston holds a 1% limited partnership interest in 2121 Market Street Associates LLC (“2121 Market Street”), which it acquired in the TPGI Mergers. A mortgage loan secured by a first trust deed on 2121 Market Street is guaranteed by Parkway Houston up to a maximum amount of $14.0 million expiring in December 2022.

Note 11—Related Party Transactions

On May 18, 2011, Parkway closed on the Contribution Agreement pursuant to which Eola Capital contributed its property management company (the “Management Company”) to Parkway. In connection with the Eola Capital contribution of its Management Company to Parkway, a subsidiary of Parkway made a $3.5 million preferred equity investment in an entity 21% owned by Mr. James R. Heistand, and which is included in receivables and other assets on Parkway Houston’s combined balance sheets. This investment provides that Parkway will be paid a preferred equity return equal to 7% per annum of the preferred equity outstanding. In 2015, 2014 and 2013 Parkway received preferred equity distributions on this investment in the aggregate amounts of approximately $245,000, $265,000 and $225,000, respectively. This preferred equity investment was approved by the board of directors of Parkway and is recorded as a cost method investment in receivables and other assets on the combined balance sheets.

Certain of Parkway’s executive officers own interests in properties that are managed and leased by the Management Company. Parkway Houston recorded $398,000, $3.5 million and $4.0 million in management fees and $869,000, $8.8 million and $10.2 million in reimbursements related to the management and leasing of these assets for the years ended December 31, 2015, 2014 and 2013, respectively. For the years ended December 31, 2015, 2014 and 2013, Parkway Houston recorded management fees and reimbursements, net of elimination, related to the unconsolidated joint ventures of Parkway of $384,000, $4.2 million and zero, respectively.

On December 8, 2014, Parkway Houston sold the retail unit at its Murano residential condominium project to its unaffiliated joint venture partner in the project for a gross sales price of $3.5 million.

For the year ended December 31, 2013, Parkway Properties LP (“Parkway LP”) recognized interest income of approximately $1.3 million related to an $80.0 million bridge loan issued by Parkway LP to TPGI in connection with the TPGI Mergers.

As discussed in Note 1, the accompanying combined financial statements present the operations of Parkway Houston as carved out from the financial statements of Parkway. Transactions between the entities have been eliminated in the combined presentation. The combined financial statements include payroll costs and benefits for on-site personnel employed by Parkway. These costs are reflected in property operating expenses on the combined statements of operations. A summary of these for each of the periods presented is as follows (in thousands):

	For the Year Ended
	December 31,
	2015	2014	2013
Charged to property operating expense:
Direct payroll charges	$2,747	$2,823	$568
Management fees	2,298	3,087	452

Total	$5,045	$5,910	$1,020

Lease commissions and development fees paid to Parkway’s personnel and other leasing costs incurred by Parkway Houston are capitalized and amortized over the respective lease term. For the years ended December 31, 2015, 2014, and 2013, Parkway Houston capitalized $1.6 million, $982,000 and $88,000, respectively, in commissions and other leasing costs to the properties.

The expenses charged to Parkway Houston for these services are not necessarily indicative of the expenses that would have been incurred had Parkway Houston been a separate, independent entity.

Note 12—Subsequent Events

On April 6, 2016, Parkway paid in full the $114.0 million mortgage debt secured by CityWestPlace I & II.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2015

(In thousands)

		Initial Cost to Parkway Houston
Description	Encumbrances(1)	Land	Building and Improvements	Subsequent Capitalized Costs	Total Real Estate
Texas
Phoenix Tower	$78,555	$9,191	$98,183	$15,083	$122,457
CityWestPlace	204,794	56,785	295,869	73,418	426,072
San Felipe Plaza	107,877	40,347	206,510	22,822	269,679
Other
Corporate	—	—	—	386	386

Total Real Estate Owned	$391,226	$106,323	$600,562	$111,709	$818,594

(1)	Encumbrances represent face amount of mortgage debt and exclude any premiums or discounts.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2015

(In thousands)

	Gross Amount at Which Carried at Close of Period
Description	Land	Building and Improvements	Total(1)	Accumulated Depreciation	Net Book Value of Real Estate	Year Acquired	Year Constructed	Depreciable Lives (Yrs.)
Texas
Phoenix Tower	$9,191	$113,266	$122,457	$13,949	$108,508	2012	1984		(2)
CityWestPlace	56,785	369,287	426,072	35,075	390,997	2013	1993-2001		(2)
San Felipe Plaza	40,347	229,332	269,679	16,842	252,837	2013	1984		(2)
Other
Corporate	—	386	386	75	311	N/A	N/A	N/A

Total Real Estate Owned	$106,323	$712,271	$818,594	$65,941	$752,653

(1)	The aggregate cost for federal income tax purposes was approximately $682.5 million (unaudited).
(2)	Depreciation of buildings is 40 years from acquisition date.

NOTE TO SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

At December 31, 2015, 2014 and 2013

(In thousands)

A summary of activity for real estate and accumulated depreciation is as follows:

	December 31,
	2015	2014	2013
Real Estate:
Office Properties:
Balance at beginning of year	$772,957	$763,126	$115,759
Acquisitions and improvements	45,637	9,831	647,429
Real estate disposed	—	—	(62)

Balance at close of year	$818,594	$772,957	$763,126

Accumulated Depreciation:
Balance at beginning of year	$34,111	$5,278	$—
Depreciation expense	32,015	28,751	5,340
Real estate disposed	—	—	(62)
Other adjustments	(185)	82	—

Balance at close of year	$65,941	$34,111	$5,278

PARKWAY HOUSTON

COMBINED BALANCE SHEETS

(In thousands)

(unaudited)

	March 31, 2016	December 31, 2015
Assets
Real estate related investments:
Office properties	$822,115	$818,594
Accumulated depreciation	(73,165)	(65,941)

Total real estate related investments, net	748,950	752,653

Cash and cash equivalents	11,938	11,961
Receivables and other assets	78,144	76,300
Intangible assets, net	21,628	24,439
Management contract intangibles, net	189	378

Total assets	$860,849	$865,731

Liabilities
Mortgage notes payable, net	$394,136	$396,901
Accounts payable and other liabilities	27,085	36,299
Below market leases, net of accumulated amortization of $38,702 and $36,175, respectively	20,938	23,465

Total liabilities	442,159	456,665

Equity
Parkway Equity	418,690	409,066

Total liabilities and equity	$860,849	$865,731

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

(unaudited)

	Three Months Ended March 31,
	2016	2015
Revenues
Income from office properties	$29,129	$24,841
Management company income	1,305	2,679
Sale of condominium units	—	4

Total revenues	30,434	27,524

Expenses
Property operating expenses	13,539	10,489
Management company expenses	781	2,785
Cost of sales - condominium units	—	202
Depreciation and amortization	11,365	13,237
General and administrative	1,632	1,631

Total expenses	27,317	28,344

Operating income (loss)	3,117	(820)
Other income and expenses
Interest and other income	61	61
Interest expense	(3,953)	(4,045)

Loss before income taxes	(775)	(4,804)
Income tax expense	(493)	(173)

Net loss	(1,268)	(4,977)
Net loss attributable to noncontrolling interests	—	7

Net loss attributable to Parkway Houston	$(1,268)	$(4,970)

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

(unaudited)

Parkway Equity
Balance at December 31, 2015	$409,066
Net loss	(1,268)
Contributions from Parkway, net	10,892

Balance at March 31, 2016	$418,690

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2016	2015
Operating activities
Net loss	$(1,268)	$(4,977)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization of office properties	11,365	13,237
Amortization of management contracts, net	189	189
Amortization of below market leases, net	(2,341)	(4,223)
Amortization of financing costs	11	11
Amortization of debt premium, net	(1,009)	(980)
Deferred income tax expense	149	194
Increase in deferred leasing costs	(2,869)	(234)
Changes in operating assets and liabilities:
Change in receivables and other assets	459	2,043
Change in accounts payable and other liabilities	(10,214)	(15,534)

Cash used in operating activities	(5,528)	(10,274)

Investing activities
Improvements to real estate	(3,621)	(5,503)

Cash used in investing activities	(3,621)	(5,503)

Financing activities
Principal payments on mortgage notes payable	(1,766)	(1,229)
Change in Parkway investment, net	10,892	19,386

Cash provided by financing activities	9,126	18,157

Change in cash and cash equivalents	(23)	2,380
Cash and cash equivalents at beginning of period	11,961	7,992

Cash and cash equivalents at end of period	$11,938	$10,372

Supplemental Cash Flow Information:
Cash paid for interest	$4,959	$5,021
Cash paid for income taxes	158	104

See notes to combined financial statements.

PARKWAY HOUSTON

NOTES TO COMBINED FINANCIAL STATEMENTS

March 31, 2016

(unaudited)

Note 1—Organization

On April 28, 2016, the board of directors of Cousins Properties Incorporated, a Georgia corporation (“Cousins”), and the board of directors of Parkway Properties, Inc., a Maryland corporation (“Parkway”), each approved an agreement and plan of merger, dated as of April 28, 2016 (the “Merger Agreement”). Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (the “Merger”), followed by a spin-off (the “Distribution”) of the Houston-based assets of both companies (“Cousins Houston” and “Parkway Houston”, respectively) into a new publicly traded real estate investment trust (“REIT”) called Parkway, Inc. (“New Parkway”). Cousins Houston includes the combined accounts related to the office properties of Greenway Plaza and Post Oak Central, currently operated by subsidiaries of Cousins, and certain corporate costs. Parkway Houston includes the combined accounts related to the office properties of Phoenix Tower (for all periods presented), CityWestPlace and San Felipe Plaza (acquired on December 19, 2013), fee-based real estate services (for all periods presented) and the Murano residential condominium project (acquired on December 19, 2013), currently operated through subsidiaries of Parkway, and certain corporate costs. Unless the context otherwise requires, references to the “Company” refer to Parkway Houston. New Parkway is expected to operate and elect to be treated as a REIT under the Internal Revenue Code of 1986, as amended. REITs generally are not liable for federal corporate income taxes as long as they meet certain requirements and distribute at least 90% of their taxable income.

Following the Distribution, New Parkway will own five office properties with 8.7 million rentable square feet (unaudited) in the Galleria, Greenway and Westchase submarkets of Houston, Texas. In addition, New Parkway will provide fee-based real estate services through wholly owned subsidiaries, including Eola Office Partners, LLC (“Eola”), which in total managed and/or leased approximately 2.7 million square feet (unaudited) for primarily third-party owners at March 31, 2016 and will own certain other assets previously owned by Parkway.

As of March 31, 2016, New Parkway had not conducted any business as a separate company and has no material assets or liabilities. The operations of Parkway Houston, which will be transferred to New Parkway immediately following the effective time of the Merger, are presented as if the transferred business was Parkway Houston’s business for all historical periods described and at the carrying value of such assets and liabilities reflected in Parkway’s books and records.

Note 2—Basis of Presentation and Consolidation

The accompanying combined financial statements include the accounts of Parkway Houston presented on a combined basis as the ownership interests are currently under common control and ownership of Parkway. All significant intercompany balances and transactions have been eliminated.

These combined financial statements are derived from the books and records of Parkway and were carved out from Parkway at a carrying value reflective of such historical cost in such Parkway records. Parkway Houston’s historical financial results reflect charges for certain corporate costs and we believe such charges are reasonable; however, such results do not necessarily reflect what our expenses would have been had we been operating as a separate stand-alone public company. Costs of the services that were charged to us were based on either actual costs incurred or a proportion of costs estimated to be applicable to us. The historical combined financial information presented may therefore not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, stand-alone public company during the periods presented or of our future performance as an independent, stand-alone company.

Parkway Houston is a predecessor, as defined in applicable rules and regulations for the Securities and Exchange Commission, to the Houston Business, which will commence operations on the date of the Distribution.

These combined financial statements reflect the consolidation of properties that are wholly owned or properties in which we own less than a 100% interest but that we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us. Eola, Phoenix Tower, CityWestPlace and San Felipe Plaza were all wholly owned for all periods presented.

Parkway Houston consolidates its Murano residential condominium project which it controls. Parkway Houston’s unaffiliated partner’s interest is reflected on its combined balance sheets under the “Noncontrolling Interests” caption. Parkway Houston’s partner has a stated ownership interest of 27%. Net proceeds from the project will be distributed, to the extent available, based on an order of preferences described in the partnership agreement. Parkway Houston may receive distributions, if any, in excess of its stated 73% ownership interest if certain return thresholds are met.

Note 3—Real Estate Related Investments, net

Included in Real Estate Related Investments are three office properties located in the Galleria, Greenway and Westchase submarkets of Houston, Texas, comprising six buildings and two adjacent parcels of land totaling approximately 3.1 million square feet (unaudited).

Balances of major classes of depreciable assets and their respective estimated useful lives are (in thousands):

Asset Category	Useful Life	March 31, 2016	December 31, 2015
Land	Non-depreciable	$106,323	$106,323
Building and garage	40 years	600,562	600,562
Building improvements	7 to 40 years	16,555	14,426
Tenant improvements	Lesser of useful life or term of lease	98,675	97,283

		$822,115	$818,594

Note 4—Mortgage Notes Payable, net

A summary of mortgage notes payable at March 31, 2016 and December 31, 2015 is as follows (dollars in thousands):

Office Properties	Fixed Rate	Maturity Date	March 31, 2016	December 31, 2015
Phoenix Tower	3.87%	03/01/2023	$78,063	$78,555
CityWestPlace I & II	6.16%	07/06/2016	114,026	114,460
CityWestPlace III & IV	5.03%	03/05/2020	89,933	90,334
San Felipe Plaza	4.78%	12/01/2018	107,437	107,877
Unamortized premium, net			4,972	5,981
Unamortized debt issuance costs, net			(295)	(306)

Total Mortgage Notes Payable, net			$394,136	$396,901

The fair value of mortgage notes payable was $396.9 million and $394.3 million as of March 31,2016 and December 31, 2015, respectively. The fair value was determined using Level 2 inputs.

Note 5—Commitments and Contingencies

Parkway Houston and its subsidiaries are, from time to time, parties to litigation arising from the ordinary course of business. Parkway Houston does not believe that any such litigation will materially affect our financial position or operations.

Note 6—Related Party Transactions

On May 18, 2011, Parkway closed on the Contribution Agreement pursuant to which Eola Capital contributed its property management company (the “Management Company”) to Parkway Houston. In connection with the Eola Capital contribution of its Management Company to Parkway, a subsidiary of Parkway made a $3.5 million preferred equity investment in an entity 21% owned by Mr. James R. Heistand, and which is included in receivables and other assets on Parkway Houston’s combined balance sheets. This investment provides that Parkway will be paid a preferred equity return equal to 7% per annum of the preferred equity outstanding. For the three months ended March 31, 2016 and 2015, Parkway received preferred equity distributions on this investment in the aggregate amounts of approximately $61,000. This preferred equity investment was approved by the board of directors of Parkway, and recorded as a cost method investment in receivables and other assets on the balance sheet.

Certain of Parkway’s executive officers own interests in properties that are managed and leased by the Management Company. Parkway Houston recorded approximately $79,000 and $138,000 in management fees and $195,000 and $294,000 in reimbursements related to the management and leasing of these assets for the three months ended March 31, 2016 and 2015, respectively.

As discussed in Note 1, the accompanying combined financial statements present the operations of Parkway Houston as carved out from the financial statements of Parkway. Transactions between the entities have been eliminated in the combined presentation. The combined financial statements include payroll costs and benefits for on-site personnel employed by Parkway. These costs are reflected in property operating expenses on the combined statements of operations. A summary of these costs for each of the periods presented is as follows (in thousands):

	For the Three Months Ended March 31,
	2016	2015
Charged to property operating expense:
Direct payroll charges	$803	$698
Management fees	729	560

Total	$1,532	$1,258

Lease commissions and development fees paid to Parkway’s personnel and other leasing costs incurred by Parkway Houston are capitalized and amortized over the respective lease term. For the three months ended March 31, 2016 and 2015, Parkway Houston capitalized $104,000 and $516,000, respectively, in commissions and other leasing costs to the properties.

The expenses charged to Parkway for these services are not necessarily indicative of the expenses that would have been incurred had Parkway Houston been a separate, independent entity.

Note 7—Subsequent Events

On April 6, 2016, Parkway paid in full the $114.0 million mortgage debt secured by CityWestPlace I & II.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Cousins Properties Incorporated

Atlanta, Georgia

We have audited the accompanying combined balance sheets of Cousins Houston (the “Company”) as of December 31, 2015 and 2014, and the related combined statements of operations, equity, and cash flows for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (inception) to December 31, 2013. Our audits also included the financial statement schedule listed in the Index to Financial Statements on Page F-1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Cousins Houston as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the combined financial statements, the combined financial statements of Cousins Houston include allocations of certain operating expenses from Cousins Properties Incorporated. These costs may not be reflective of the actual costs which would have been incurred had Cousins Houston operated as an independent, stand-alone entity separate from Cousins Properties Incorporated.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 30, 2016

COUSINS HOUSTON

COMBINED BALANCE SHEETS

	As of December 31,
	2015	2014
	(in thousands)
Assets
Operating Properties, net of accumulated depreciation of $111,949 and $66,228 in 2015 and 2014, respectively	$1,086,451	$1,077,290
Cash and cash equivalents	109	684
Deferred rents receivable	22,798	13,914
Accounts receivable	4,549	3,004
Intangible assets, net of accumulated amortization of $61,567 and $42,641 in 2015 and 2014, respectively	72,166	91,092
Other assets	2,163	2,371

Total Assets	$1,188,236	$1,188,355

Liabilities and Equity
Liabilities
Note payable	$180,937	$184,097
Accounts payable and accrued liabilities	47,126	44,366
Intangible liabilities, net of accumulated amortization of $20,107 and $13,119 in 2015 and 2014, respectively	41,089	48,078
Other liabilities	2,212	2,017

Total liabilities	271,364	278,558

Commitments and contingencies	—	—
Equity	916,872	909,797

TOTAL LIABILITIES AND EQUITY	$1,188,236	$1,188,355

See notes to combined financial statements

COUSINS HOUSTON

COMBINED STATEMENTS OF OPERATIONS

	Years ended December 31,		Period from February 7, 2013 (date of inception) to December 31, 2013
	2015	2014
	(in thousands)
Revenues:
Rental property revenues	$177,890	$184,536	$72,696
Other	—	31	11

	177,890	184,567	72,707

Costs and Expenses:
Rental property operating expenses	74,162	79,625	31,759
General and administrative expenses	6,328	7,347	3,793
Depreciation and amortization	63,791	77,760	29,146
Interest expense	7,988	8,127	2,618
Acquisition and related costs	—	—	3,858

	152,269	172,859	71,174

Net Income	$25,621	$11,708	$1,533

See notes to combined financial statements

COUSINS HOUSTON

COMBINED STATEMENTS OF EQUITY

Amount
(in thousands)
Balance at inception, February 7, 2013	$—
Contributions by Cousins, net	935,414
Net income	1,533

Balance, December 31, 2013	936,947
Distributions to Cousins, net	(38,858)
Net income	11,708

Balance, December 31, 2014	909,797
Distributions to Cousins, net	(18,546)
Net income	25,621

Balance, December 31, 2015	$916,872

See notes to combined financial statements.

COUSINS HOUSTON

COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Period from February 7, 2013 (date of inception) to December 31, 2013
	2015	2014
	(in thousands)
Net income	$25,621	$11,708	$1,533

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,791	77,760	29,146
Amortization of loan closing costs	179	177	59
Effect of certain non-cash adjustments to rental revenues	(14,626)	(17,895)	(6,868)
Bad debt expense (recovery)	(321)	464	109
Changes in operating assets and liabilities
Accounts receivable and other assets, net	(1,224)	482	(9,055)
Operating liabilities	2,975	7,524	26,846

Net cash provided by operating activities	76,395	80,220	41,770

Cash Flows From Investing Activities
Purchase of properties	—	—	(1,148,388)
Property improvements and tenant asset expenditures	(55,085)	(37,478)	(15,857)

Net cash used in investing activities	(55,085)	(37,478)	(1,164,245)

Cash Flows from Financing Activities
Change in Cousins’ investment, net	(18,546)	(38,858)	935,414
Payment of loan issuance costs	—	—	(1,249)
Proceeds from note payable	—	—	188,830
Repayment of note payable	(3,339)	(3,200)	(520)

Net cash provided by (used in) financing activities	(21,885)	(42,058)	1,122,475

Net (Decrease) Increase in Cash	(575)	684	—

Cash at Beginning of Period	684	—	—

Cash at End of Period	$109	$684	$—

Supplemental Cash Flow Information:
Cash paid for interest	$7,821	$7,960	$1,891
Change in accrued property and tenant asset expenditures	$(214)	$(731)	$1,622
See notes to combined financial statements.

COUSINS HOUSTON

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1—Organization And Basis Of Presentation

Proposed Transaction. Cousins, Parkway, Parkway Properties LP and Clinic Sub Inc., a wholly owned subsidiary of Cousins, entered into an agreement and plan of merger, dated as of April 28, 2016 (as amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (the “Merger”), followed by a spin-off of the combined Houston-based assets of both companies (the “Houston Business”) into a new publicly traded real estate investment trust (“REIT”) called Parkway Inc. (“New Parkway”).

The spin-off of New Parkway will be accomplished by the distribution of all of the shares of common stock and limited voting stock of New Parkway to holders of shares of Cousins common stock and Cousins limited voting preferred stock (including legacy Parkway common stockholders and limited voting stockholders) on the business day following the closing of the Merger (the “Distribution”).

Basis of Presentation. The combined financial statements included herein represent the combined accounts and combined operations of the portion of the Houston Business owned and operated by Cousins (“Cousins Houston”). Cousins Houston includes the combined accounts related to the office properties of Greenway Plaza and Post Oak Central, currently operated through subsidiaries of Cousins, and certain corporate costs. The assets and liabilities in these combined financial statements represent historical carrying amounts of the following properties:

	Acquisition Date	Number of Office Buildings	Total Square Feet
Post Oak Central	February 7, 2013	3	1,280,000
Greenway Plaza	September 9, 2013	10	4,348,000

		13	5,628,000

Cousins Houston is a predecessor, as defined in applicable rules and regulations of the Securities and Exchange Commission, to the Houston Business, which will commence operations on the date of the Distribution.

Cousins Houston presents its financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) as outlined in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”). The Codification is the single source of authoritative accounting principles applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Intercompany transactions and balances have been eliminated.

For the periods presented, there were no items of other comprehensive income. Therefore, no presentation of comprehensive income is required.

Allocated Costs. The historical financial results for Cousins Houston include certain allocated corporate costs which Cousins Houston believes are reasonable. These costs were incurred by Cousins and estimated to be applicable to Cousins Houston based on proportionate leasable square footage. Such costs do not necessarily reflect what the actual costs would have been if Cousins Houston were operating as a separate stand-alone public company. These costs are discussed further in “Note 3—Related Party Transactions.”

Recently Issued Accounting Standards. In 2015, the FASB voted to defer ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” Under the new guidance, companies will recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service.

This new guidance could result in different amounts of revenue being recognized and could result in revenue being recognized in different reporting periods than under the current guidance. The standard specifically excludes revenue associated with lease contracts. The guidance is effective for periods beginning after December 15, 2017, with early adoption permitted for periods beginning after December 15, 2016. Cousins is currently assessing the potential impact of adopting the new guidance.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which amends the existing standards for lease accounting by requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting and reporting. The new standard will require lessees to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months, and classify such leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method (finance leases) or on a straight-line basis over the term of the lease (operating leases). Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes previous leasing standards. The guidance is effective for the fiscal years beginning after December 15, 2018 with early adoption permitted. Cousins is currently assessing the potential impact of adopting the new guidance.

Note 2—Significant Accounting Policies

Real Estate Assets

Cost Capitalization. Cousins Houston capitalizes costs related to property and tenant improvements, including allocated costs of Cousins’ personnel working directly on projects. Cousins Houston capitalizes direct leasing costs related to leases that are probable of being executed. These costs include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement, and costs incurred by personnel of Cousins that are based on time spent on successful leases. Cousins Houston allocates these costs to individual tenant leases and amortizes them over the related lease term.

Impairment. For real estate assets that are considered to be held for sale according to accounting guidance, Cousins Houston records impairment losses if the fair value of the asset net of estimated selling costs is less than the carrying amount. For those long-lived assets that are held and used according to accounting guidance, management reviews each asset for the existence of any indicators of impairment. If indicators of impairment are present, Cousins Houston calculates the expected undiscounted future cash flows to be derived from such assets. If the undiscounted cash flows are less than the carrying amount of the asset, Cousins Houston reduces the asset to its fair value.

Acquisition of Operating Properties. Cousins Houston records the acquired tangible and intangible assets and liabilities and assumed liabilities of operating property acquisitions at fair value at the acquisition date. The acquired assets and assumed liabilities for an operating property acquisition generally include but are not limited to: land, buildings and improvements, and identified tangible and intangible assets and liabilities associated with in-place leases, including leasing costs, value of above-market and below-market tenant leases, value of above-market and below-market ground leases, acquired in-place lease values, and tenant relationships, if any.

The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and improvements, tenant improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information.

The fair value of the above-market or below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. The amounts recorded for above-market and below-market leases are included in intangible assets and intangible liabilities, respectively, and are amortized on a straight-line basis into rental property operating revenues over the remaining terms of the applicable leases.

The fair value of acquired in-place leases is derived based on management’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. The amount recorded for acquired in-place leases is included in intangible assets and amortized as an increase to depreciation and amortization expense over the remaining term of the applicable leases.

Depreciation and Amortization. Real estate assets are stated at depreciated cost less impairment losses, if any. Buildings are depreciated over their estimated useful lives, which range from 30 to 42 years. The life of a particular building depends upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. Furniture, fixtures and equipment are depreciated over their estimated useful lives of five years. Tenant improvements, leasing costs and leasehold improvements are amortized over the term of the applicable leases or the estimated useful life of the assets, whichever is shorter. Cousins Houston accelerates the depreciation of tenant assets if it estimates that the lease term will end prior to the termination date. This acceleration may occur if a tenant files for bankruptcy, vacates its premises or defaults in another manner on its lease. Deferred expenses are amortized over the period of estimated benefit. Cousins Houston uses the straight-line method for all depreciation and amortization.

Revenue Recognition

Cousins Houston recognizes contractual revenues from leases on a straight-line basis over the noncancelable lease term at the inception of each respective lease in accordance with ASC 840, Leases. In addition, leases typically provide for reimbursement of the tenants’ share of real estate taxes, insurance, and other operating expenses to Cousins Houston. Operating expense reimbursements are recognized as the related expenses are incurred. For the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013, the Company recognized $59.1 million, $59.2 million, and $21.3 million, respectively, in revenues from tenants related to reimbursement of operating expenses.

Cousins Houston makes valuation adjustments to all tenant-related accounts receivable based upon its estimate of the likelihood of collectability. The amount of any valuation adjustment is based on the tenant’s credit and business risk, history of payment, and other factors considered by management.

Income Taxes

Cousins Houston’s properties are currently owned by Cousins, a Georgia corporation which has elected to be taxed as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). As a REIT, Cousins is not subject to federal income tax provided it distributes annually its adjusted taxable income, as defined in the Code, to stockholders and meets certain other organizational and operating requirements. Accordingly, the combined financial statements of Cousins Houston do not include a provision for federal income tax.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly-liquid money market instruments with maturities of three months or less.

Segment Disclosure

Cousins Houston is in the business of the ownership, development and management of office real estate. Cousins Houston has aggregated its office operations into one reportable segment. This segment is the aggregation of the aforementioned Cousins Houston office properties as reported to the Chief Operating Decision Maker and is aggregated due to the properties having similar economic and geographic characteristics.

Fair Value Measurements

Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect Cousins Houston’s best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. We have no investments for which fair value is measured on a recurring basis using Level 3 inputs.

Note 4 includes fair values of assets acquired and liabilities assumed in business combinations using Level 2 and Level 3 inputs. Note 6 includes fair values of debt measured using Level 2 inputs.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3—Related Party Transactions

The combined financial statements include direct payroll costs and benefits for on-site personnel employed by Cousins. These costs are reflected in rental property operating expenses on the Combined Statements of Operations. As described in Note 2, also included are costs for certain functions and services performed by Cousins including, but not limited to, corporate-level salaries and other related costs, stock compensation, and other general and administrative costs. These costs were allocated to Cousins Houston based on proportionate leasable square footage which management believes is an appropriate estimate of usage. These costs are reflected as general and administrative expenses on the Combined Statements of Operations. The expenses allocated to Cousins Houston for these services are not necessarily indicative of the expenses that would have been incurred had Cousins Houston been a separate, independent entity that had otherwise managed these functions. A summary of these costs for each of the periods presented is as follows (in thousands):

	For the year ended December 31,		For the period from February 7, 2013 (date of inception) to December 31, 2013
	2015	2014
Charged to rental property operating expenses:
Direct payroll charges	$6,826	$6,678	$2,471
Other allocated expenses	2,043	2,178	1,257

Charged to general and administrative expenses:
Office rental expense	337	329	149
Payroll and other expenses	5,991	7,018	3,644

Leasing commissions paid to Cousins’ personnel and other leasing costs incurred by Cousins are capitalized and amortized over the respective lease term. For the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013, the Company capitalized $3.8 million, $2.5 million and $237,000, respectively, in commissions and other leasing costs to the properties.

Note 4—Real Estate Transactions

In 2013, Cousins Houston purchased Post Oak Central, a 1.3 million square foot, Class-A office complex in the Galleria district of Houston, Texas for $230.9 million. Also in 2013, Cousins Houston acquired Greenway Plaza, a 10-building, 4.3 million square foot office complex in Houston, Texas, for $928.6 million. Cousins Houston incurred $231,000 and $3.7 million in acquisition and related costs for Post Oak Central and Greenway Plaza, respectively.

The following tables summarize allocations of the estimated fair values of the assets and liabilities of the operating properties at the acquisition dates discussed above (in thousands and excludes certain operating assets and liabilities assumed) (in thousands):

	Post Oak Central	Greenway Plaza	Total
Tangible assets:
Land and improvements	$88,406	$273,651	$362,057
Building	118,470	499,262	617,732
Tenant improvements	10,877	96,284	107,161

Total tangible assets	217,753	869,197	1,086,950

Intangible assets:
Above-market leases	995	3,466	4,461
In-place leases	26,968	101,047	128,015
Below-market ground leases	—	1,257	1,257

Total intangible assets	27,963	105,770	133,733

Intangible liabilities:
Below-market leases	(14,792)	(43,896)	(58,688)
Above-market ground lease	—	(2,508)	(2,508)

	(14,792)	(46,404)	(61,196)

Net assets acquired	$230,924	$928,563	$1,159,487

The following unaudited supplemental pro forma information is presented for the period from February 7, 2013 to December 31, 2013 and reflects Cousins Houston’s historical combined statements of operations, adjusted as if the Greenway Plaza acquisition occurred on February 7, 2013. The supplemental pro forma information is not necessarily indicative of the actual results that would have been achieved had the transaction been consummated on such date (in thousands).

Amount
Revenues	$144,575
Net income	5,962

Note 5—Intangible Assets

Intangible assets on Cousins Houston’s balance sheet at December 31, 2015 and 2014 included the following (in thousands):

	As of December 31,
	2015	2014
	(in thousands)

In-place leases, net of accumulated amortization of $58,715 and $40,699 in 2015 and 2014, respectively	$69,300	$87,316

Above-market leases, net of accumulated amortization of $2,852 and $1,942 in 2015 and 2014, respectively	2,866	3,776

	$72,166	$91,092

Aggregate net amortization expense related to intangible assets and liabilities was $11.9 million, $21.6 million and $8.2 million for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013, respectively. Over the next five years and thereafter, aggregate amortization of these intangible assets and liabilities is anticipated to be as follows (in thousands):

	Below Market Rents	Above Market Rents	In-Place Leases	Total
	(in thousands)
2016	$(6,093)	$691	$13,423	$8,021
2017	(5,830)	427	11,730	6,327
2018	(5,472)	378	10,146	5,052
2019	(5,201)	305	8,646	3,750
2020	(3,459)	238	5,850	2,629
Thereafter	(15,034)	827	19,505	5,298

	$(41,089)	$2,866	$69,300	$31,077

Weighted average remaining lease term	9.3 years	8.2 years	7.3 years

Note 6—Note Payable

In September 2013, Cousins Houston entered into a $188.8 million non-recourse mortgage notes payable secured by Post Oak Central. The note bears interest at 4.26%, and the maturity date is October 1, 2020. In connection with this note payable, Cousins Houston incurred $1.2 million in loan costs. These costs, net of accumulated amortization of $416,000 and $237,000 in 2015 and 2014, respectively, are reflected as a reduction of the loan balance on the accompanying balance sheets. Future principal payments due on the note at December 31, 2015 are as follows (in thousands):

Amount
2016	$3,485
2017	3,636
2018	3,794
2019	3,959
2020	166,896

$181,770

Fair value of debt is calculated by discounting the debt’s remaining contractual cash flows at estimated rates at which similar loans could have been obtained. The estimate of the current market rate is intended to replicate debt of similar maturity and loan-to-value relationships. These fair value calculations are considered to be Level 2 under the guidelines set forth in ASC 820, as Cousins Houston utilizes market rates for similar type loans from third party brokers. At December 31, 2015 and 2014, the fair value of this financial instrument and the related discount rate assumptions are summarized as follows (in thousands):

	As of December 31,
	2015	2014
	(in thousands)
Carrying value	$180,937	$184,097
Fair value	$186,449	$196,909
Discount rate assumed in calculating fair value	3.65%	3.00%

Note 7—Commitments and Contingencies

Commitments

Cousins Houston had a total of $60.7 million in future obligations under leases to fund tenant improvements at December 31, 2015. Amounts due under these lease commitments are as follows (in thousands):

Amount
2016	$29,132
2017	8,047
2018	8,047
2019	7,721
2020	7,721

$60,668

Litigation

Cousins Houston is subject to various legal proceedings, claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. Cousins Houston records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Cousins Houston accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, Cousins Houston accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Cousins Houston discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, Cousins Houston discloses the nature and estimate of the possible loss of the litigation. Cousins Houston does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of Cousins Houston.

Note 8—Future Minimum Rents

Cousins Houston’s leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and are classified and accounted for as operating leases.

At December 31, 2015, future minimum rents to be received under existing non-cancellable leases are as follows:

Amount
2016	$94,855
2017	93,191
2018	93,662
2019	87,524
2020	65,732
Thereafter	295,794

$730,758

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

COUSINS HOUSTON

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2015

		Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period
Description/ Metropolitan Area	Encumbrances	Land and Improvements	Buildings and Improvements	Land and Improvements less Cost of Sales, Transfers and Other	Building and Improvements less Cost of Sales, Transfers and Other	Land and Improvements less Cost of Sales, Transfers and Other	Building and Improvements less Cost of Sales, Transfers and Other	Total(a)(b)	Accumulated Depreciation(a)	Date of Construction/ Renovation	Date Acquired	Life on Which Depreciation in the 2015 Statement of Operations is Computed(c)
	(in thousands)
Greenway Plaza Houston, TX	$—	$273,651	$595,547	$—	$76,544	$273,651	$672,091	$945,742	$85,616	—	2013	30 years
Post Oak Central Houston, TX	181,770	87,264	129,347	—	36,047	87,264	165,394	252,658	26,333	—	2013	42 years

Total Operating Properties	$181,770	$360,915	$724,894	$—	$112,591	$360,915	$837,485	$1,198,400	$111,949

NOTES:

(a)	Reconciliations of total real estate carrying value and accumulated depreciation for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 are as follows:

	Real Estate			Accumulated Depreciation
	2015	2014	2013	2015	2014	2013
	(in thousands)
Balance at beginning of period	$1,143,518	$1,104,463	$—	$66,228	$17,281	$—
Additions during the period:
Acquisitions	—	—	1,086,950	—	—	—
Improvements and other capitalized costs	54,882	39,055	17,513	—	—	—
Depreciation expense	—	—	—	45,710	48,926	17,248

	1,198,400	1,143,518	1,104,463	111,938	66,207	17,248

Deductions and other during the period	—	—	—	11	21	33

Balance at end of period	$1,198,400	$1,143,518	$1,104,463	$111,949	$66,228	$17,281

(b)	The aggregate cost for federal income tax purposes was approximately $1.2 billion (unaudited) at December 31, 2015.
(c)	Buildings and improvements are depreciated over 30 to 42 years. Leasehold improvements and other capitalized leasing costs are depreciated over the life of the asset or the term of the lease, whichever is shorter.

COUSINS HOUSTON COMBINED BALANCE SHEETS
	March 31, 2016	December 31, 2015
	(unaudited)
	(in thousands)

Assets
Operating Properties, net of accumulated depreciation of $123,703 and $111,949 in 2016 and 2015, respectively	$1,083,270	$1,086,451
Cash and cash equivalents	1,362	109
Deferred rents receivable	24,422	22,798
Accounts receivable	6,136	4,549
Intangible assets, net of accumulated amortization of $65,478 and $61,567 in 2016 and 2015, respectively	68,255	72,166
Other assets	2,048	2,163

Total Assets	$1,185,493	$1,188,236

Liabilities and Equity

Liabilities
Note payable	$180,124	$180,937
Accounts payable and accrued liabilities	24,734	47,126
Intangible liabilities, net of accumulated amortization of $21,651 and $20,107 in 2016 and 2015, respectively	39,545	41,089
Other liabilities	2,179	2,212

Total liabilities	246,582	271,364

Commitments and contingencies

Equity	938,911	916,872

Total Liabilities and Equity	$1,185,493	$1,188,236

See notes to combined financial statements.

COUSINS HOUSTON COMBINED STATEMENTS OF OPERATIONS (unaudited)
	For the Three Months Ended March 31,
	2016	2015
	(in thousands)

Revenues:
Rental property revenues	$43,269	$43,211
Other	186	79

	43,455	43,290

Costs and Expenses:
Rental property operating expenses	17,926	18,113
General and administrative expenses	3,177	1,322
Depreciation and amortization	15,428	17,586
Interest expense	1,974	2,010

	38,505	39,031

Net Income	$4,950	$4,259

See notes to combined financial statements.

COUSINS HOUSTON COMBINED STATEMENTS OF EQUITY (unaudited)
Amount (in thousands)
Balance, December 31, 2014	$909,797
Contributions by Cousins, net	14,987
Net income	4,259

Balance, March 31, 2015	$929,043

Balance, December 31, 2015	$916,872
Contributions by Cousins, net	17,089
Net income	4,950

Balance, March 31, 2016	$938,911

See notes to combined financial statements.

COUSINS HOUSTON COMBINED STATEMENTS OF CASH FLOWS (unaudited)
	For the Three Months Ended March 31,
	2016	2015
	(in thousands)
Net income	$4,950	$4,259

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,428	17,586
Amortization of loan closing costs	45	45
Effect of certain non-cash adjustments to rental revenues	(2,831)	(4,050)
Bad debt expense	—	83
Changes in operating assets and liabilities
Accounts receivable and assets, net	(1,572)	(678)
Operating liabilities	(22,261)	(16,777)

Net cash provided by (used in) operating activities	(6,241)	468

Cash Flows from Investing Activities
Property improvements and tenant asset expenditures	(8,737)	(15,318)

Net cash used in investing activities	(8,737)	(15,318)

Cash Flows from Financing Activities
Change in Cousins’ investment, net	17,089	14,987
Repayment of note payable	(858)	(821)

Net cash provided by financing activities	16,231	14,166

Net Increase (Decrease) in Cash	1,253	(684)

Cash at Beginning of Period	109	684

Cash at End of Period	$1,362	$—

Supplemental Cash Flow Information
Cash paid for interest	$1,933	$1,969
Change in accrued property and tenant asset expenditures	$164	$1,559

See notes to combined financial statements.

COUSINS HOUSTON

NOTES TO COMBINED FINANCIAL STATEMENTS

March 31, 2016

(unaudited)

Note 1—Organization And Basis Of Presentation

Proposed Transaction. Cousins, Parkway, Parkway Properties LP and Clinic Sub Inc., a wholly owned subsidiary of Cousins, entered into an agreement and plan of merger, dated as of April 28, 2016 (as amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (the “Merger”), followed by a spin-off of the combined Houston-based assets of both companies (the “Houston Business”) into a new publicly traded real estate investment trust (“REIT”) called Parkway Inc. (“New Parkway”).

The spin-off of New Parkway will be accomplished by the distribution of all of the shares of common stock and limited voting stock of New Parkway to holders of shares of Cousins common stock and Cousins limited voting preferred stock (including legacy Parkway common stockholders and limited voting stockholders) on the business day following the closing of the Merger (the “Distribution”).

Basis of Presentation. The combined financial statements included herein represent the combined accounts and combined operations of the portion of the Houston Business owned and operated by Cousins (“Cousins Houston”). Cousins Houston includes the combined accounts related to the office properties of Greenway Plaza and Post Oak Central, currently operated as subsidiaries of Cousins, and certain corporate costs. The assets and liabilities in these combined financial statements represent historical carrying amounts of the following properties:

	Acquisition Date	Number of Office Buildings	Total Square Feet
Post Oak Central	February 7, 2013	3	1,280,000
Greenway Plaza	September 9, 2013	10	4,348,000

		13	5,628,000

Cousins Houston is a predecessor, as defined in applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), to the Houston Business which will commence operations on the date of the Distribution.

The combined financial statements are unaudited and were prepared by Cousins Houston in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with the rules and regulations of the SEC. In the opinion of management, these financial statements reflect all adjustments necessary (which adjustments are of a normal and recurring nature) for the fair presentation of Cousins Houston’s financial position as of March 31, 2016 and the results of operations for the three months ended March 31, 2016 and 2015. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results expected for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the SEC. These combined financial statements should be read in conjunction with the consolidated financial statements and the notes thereto as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013 included elsewhere in this joint proxy statement/prospectus. The accounting policies employed are substantially the same as those shown in Note 2 to those financial statements.

For the periods presented, there were no items of other comprehensive income. Therefore, no presentation of comprehensive income is required.

Allocated Costs. The historical financial results for Cousins Houston include certain allocated corporate costs which we believe are reasonable. These costs were incurred by Cousins and estimated to be applicable to Cousins Houston based on proportionate leasable square footage. Such costs do not necessarily reflect what the actual costs would have been if Cousins Houston were operating as a separate stand-alone public company. These costs are discussed further in “Note 3—Related Party Transactions.”

Recently Issued Accounting Standards. In 2015, the Financial Accounting Standards Board (“FASB”) voted to defer ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” Under the new guidance, companies will recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service. This new guidance could result in different amounts of revenue being recognized and could result in revenue being recognized in different reporting periods than under the current guidance. The standard specifically excludes revenue associated with lease contracts. The guidance is effective for periods beginning after December 15, 2017, with early adoption permitted for periods beginning after December 15, 2016. Cousins is currently assessing the potential impact of adopting the new guidance.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which amends the existing standards for lease accounting by requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting and reporting. The new standard will require lessees to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months, and classify such leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method (finance leases) or on a straight-line basis over the term of the lease (operating leases). Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes previous leasing standards. The guidance is effective for the fiscal years beginning after December 15, 2018 with early adoption permitted. Cousins is currently assessing the potential impact of adopting the new guidance.

Note 2—Significant Accounting Policies

Real Estate Assets

Cost Capitalization. Cousins Houston capitalizes costs related to property and tenant improvements, including allocated costs of Cousins’ personnel working directly on projects. Cousins Houston capitalizes direct leasing costs related to leases that are probable of being executed. These costs include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement, and costs incurred by personnel of Cousins that are based on time spent on successful leases. Cousins Houston allocates these costs to individual tenant leases and amortizes them over the related lease term.

Impairment. For real estate assets that are considered to be held for sale according to accounting guidance, Cousins Houston records impairment losses if the fair value of the asset net of estimated selling costs is less than the carrying amount. For those long-lived assets that are held and used according to accounting guidance, management reviews each asset for the existence of any indicators of impairment. If indicators of impairment are present, Cousins Houston calculates the expected undiscounted future cash flows to be derived from such assets. If the undiscounted cash flows are less than the carrying amount of the asset, Cousins Houston reduces the asset to its fair value.

Acquisition of Operating Properties. Cousins Houston records the acquired tangible and intangible assets and assumed liabilities of operating property acquisitions at fair value at the acquisition date. The acquired assets and assumed liabilities for an operating property acquisition generally include but are not limited to: land, buildings and improvements, and identified tangible and intangible assets and liabilities associated with in-place leases, including leasing costs, value of above-market and below-market tenant leases, value of above-market and below-market ground leases, acquired in-place lease values, and tenant relationships, if any.

The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and improvements, tenant improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information.

The fair value of the above-market or below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. The amounts recorded for above-market and below-market leases are included in intangible assets and intangible liabilities, respectively, and are amortized on a straight-line basis into rental property operating revenues over the remaining terms of the applicable leases.

The fair value of acquired in-place leases is derived based on management’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. The amount recorded for acquired in-place leases is included in intangible assets and amortized as an increase to depreciation and amortization expense over the remaining term of the applicable leases.

Depreciation and Amortization. Real estate assets are stated at depreciated cost less impairment losses, if any. Buildings are depreciated over their estimated useful lives, which range from 30 to 42 years. The life of a particular building depends upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. Furniture, fixtures and equipment are depreciated over their estimated useful lives of five years. Tenant improvements, leasing costs and leasehold improvements are amortized over the term of the applicable leases or the estimated useful life of the assets, whichever is shorter. Cousins Houston accelerates the depreciation of tenant assets if it estimates that the lease term will end prior to the termination date. This acceleration may occur if a tenant files for bankruptcy, vacates its premises or defaults in another manner on its lease. Deferred expenses are amortized over the period of estimated benefit. Cousins Houston uses the straight-line method for all depreciation and amortization.

Revenue Recognition

Cousins Houston recognizes contractual revenues from leases on a straight-line basis over the term of the respective lease. In addition, leases typically provide for reimbursement of the tenants’ share of real estate taxes, insurance, and other operating expenses to Cousins Houston. Operating expense reimbursements are recognized as the related expenses are incurred. For the three months ended March 31, 2016 and 2015, Cousins Houston recognized $14.3 million and $13.6 million, respectively, in revenues from tenants related to reimbursement of operating expenses.

Cousins Houston makes valuation adjustments to all tenant-related accounts receivable based upon its estimate of the likelihood of collectability. The amount of any valuation adjustment is based on the tenant’s credit and business risk, history of payment, and other factors considered by management.

Income Taxes

Cousins Houston’s properties are currently owned by Cousins, a Georgia corporation which has elected to be taxed as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). As a REIT, Cousins is not subject to federal income tax provided it distributes annually its adjusted taxable income, as defined in the Code, to stockholders and meets certain other organizational and operating requirements. Accordingly, the combined financial statements of Cousins Houston do not include a provision for federal income tax.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly-liquid money market instruments with maturities of three months or less.

Segment Disclosure

Cousins Houston is in the business of the ownership, development and management of office real estate. Cousins Houston has aggregated its office operations into one reportable segment. This segment is the aggregation of the aforementioned Cousins Houston office properties as reported to the Chief Operating Decision Maker and is aggregated due to the properties having similar economic and geographic characteristics.

Fair Value Measurements

Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect the Company’s best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. We have no investments for which fair value is measured on a recurring basis using Level 3 inputs.

Note 5 includes fair values of debt measured using Level 2 inputs.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3—Related Party Transactions

The combined financial statements include direct payroll costs and benefits for on-site personnel employed by Cousins. These costs are reflected in rental property operating expenses on the Combined Statements of Operations. As described in Note 2, also included are costs for certain functions and services performed by Cousins and these costs were allocated to Cousins Houston based on proportionate leasable square footage which management believes is an appropriate estimate of usage. These costs are reflected as general and administrative expenses on the Combined Statements of Operations. The expenses allocated to Cousins Houston for these services are not necessarily indicative of the expenses that would have been incurred had Cousins Houston been a separate, independent entity that had otherwise managed these functions. A summary of these costs for each of the periods presented is as follows:

	March 31, 2016	March 31, 2015
	(in thousands)
Charged to rental property operating expenses:
Direct payroll charges	$1,755	$1,684
Other allocated expenses	492	495

Charged to general and administrative expenses:
Office rental expense	92	70
Payroll and other expenses	3,085	1,252

Leasing commissions paid to Cousins’ personnel and other leasing costs incurred by Cousins are capitalized and amortized over the respective lease term. For the three months ended March 31, 2016 and 2015, Cousins Houston capitalized $157,000 and $1.5 million, respectively, in commissions and other leasing costs to the properties.

Note 4—Intangible Assets

Intangible assets on the balance sheets at March 31, 2016 and December 31, 2015 included the following:

	March 31, 2016	December 31, 2015
	(in thousands)

In-place leases, net of accumulated amortization of $62,372 and $58,715 in 2016 and 2015, respectively	$65,642	$69,300

Above-market leases, net of accumulated amortization of $3,105 and $2,852 in 2016 and 2015, respectively	2,613	2,866

	$68,255	$72,166

Aggregate net amortization expense related to intangible assets and liabilities was $2.4 million and $4.2 million for the three months ended March 31, 2016 and 2015, respectively.

Note 5—Notes Payable

In September 2013, Cousins Houston entered into a $188.8 million non-recourse mortgage notes payable secured by Post Oak Central. The note bears interest at 4.26%, and the maturity date is October 1, 2020. In connection with this note payable, Cousins Houston incurred $1.2 million in loan costs. These costs, net of accumulated amortization of $460,000 and $416,000 in at March 31, 2016 and December 31, 2015, respectively, are reflected as a reduction of the loan balance on the accompanying balance sheets.

Fair value of debt is calculated by discounting the debt’s remaining contractual cash flows at estimated rates at which similar loans could have been obtained. The estimate of the current market rate is intended to replicate debt of similar maturity and loan-to-value relationship. These fair value calculations are considered to be Level 2 under the guidelines set forth in ASC 820, as Cousins Houston utilizes market rates for similar type loans from third party brokers. At March 31, 2016 and 2015, the fair value of this financial instrument and the related discount rate assumptions are summarized as follows:

	March 31, 2016	December 31, 2015
	(in thousands)
Carrying value	$180,124	$180,937
Fair value	$188,337	$186,449
Discount rate assumed in calculating fair value	3.25%	3.65%

Note 6—Commitments And Contingencies

Commitments

Cousins Houston had a total of $53.5 million in future obligations under leases to fund tenant improvements at March 31, 2016.

Litigation

Cousins Houston is subject to various legal proceedings, claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. Cousins Houston records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Cousins Houston accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, Cousins Houston accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Cousins Houston discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, Cousins Houston discloses the nature and estimate of the possible loss of the litigation. Cousins Houston does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of Cousins Houston.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

PARKWAY PROPERTIES, INC.,

PARKWAY PROPERTIES LP,

COUSINS PROPERTIES INCORPORATED

and

CLINIC SUB INC.

Dated as of April 28, 2016

A-i

Exhibit A	Asset Sales
Exhibit B	Reorganization Steps Plan
Exhibit C	Terms of Separation and Distribution Agreement for Houston Distribution
Exhibit D	Form of Amendment to the Parkway Partnership Agreement
Exhibit E	Form of Articles of Amendment for Cousins Limited Voting Preferred Stock
Exhibit F	Form of Amended and Restated Cousins Partnership Agreement
Exhibit G	Cousins Stockholders Agreement
Exhibit H	Form of Houston Stockholders Agreement

A-ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 28, 2016 (this “Agreement”), is by and among PARKWAY PROPERTIES, INC., a Maryland corporation (“Parkway”), PARKWAY PROPERTIES LP, a Delaware limited partnership (“Parkway LP”), COUSINS PROPERTIES INCORPORATED, a Georgia corporation (“Cousins”), and CLINIC SUB INC., a Maryland corporation and a wholly owned subsidiary of Cousins (“Merger Sub”).

WHEREAS, it is proposed that at the Effective Time, Parkway shall merge with and into Merger Sub pursuant to the Merger, with Merger Sub continuing as the surviving corporation of the Merger, and in which Merger (a) each outstanding share of Parkway Common Stock (including Parkway Common Stock outstanding as a result of the vesting of certain outstanding Parkway RSU Awards) shall be converted into the right to receive 1.63 newly issued shares of Cousins Common Stock (the “Exchange Ratio”), (b) each outstanding share of Parkway Limited Voting Stock shall be converted into the right to receive such number of newly issued shares of Cousins Limited Voting Preferred Stock equal to the Exchange Ratio, (c) outstanding Parkway Stock Options and certain outstanding Parkway RSU Awards shall be assumed and converted into Cousins Stock Options and Cousins RSU Awards, respectively, and (d) each outstanding Parkway Partnership LTIP Unit shall be converted into a Parkway Common Unit, subject to any “capital account limitation” on such conversion; in each case, as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, each of the respective boards of directors of Parkway, Cousins and Merger Sub has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger and the Reorganization, to be advisable and in the best interests of Parkway, Cousins and Merger Sub, respectively, and their respective stockholders, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, each of (a) Parkway, in its capacity as sole stockholder of Parkway Properties General Partners, Inc., a Delaware corporation (“Parkway GP”), which is the general partner of Parkway LP, and (b) Cousins, in its capacity as sole stockholder of Merger Sub, has taken all actions required for the execution of this Agreement by Parkway LP and Merger Sub, respectively, and to approve the consummation by Parkway LP and Merger Sub, respectively, of the transactions contemplated hereby, including the Merger and the Reorganization, as applicable;

WHEREAS, it is proposed that, immediately after the Merger, pursuant to the Reorganization to be effected in accordance with Exhibit B hereto, (a) Parkway LP will undertake a partnership division transaction in which the non-Houston assets and liabilities of Parkway LP shall be contributed to, and assumed by, a partnership Subsidiary of Parkway LP, (b) the limited partner interests in such partnership subsidiary will immediately thereafter be distributed ratably to the partners of Parkway LP, and (c) after such distribution and completion of the Reorganization, such partnership Subsidiary will become the operating partnership of Cousins (“Cousins LP”), all as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is proposed that, pursuant to the Reorganization certain non-Houston assets and liabilities of Cousins shall be contributed to, and assumed by, Cousins LP and the Houston assets and liabilities of Cousins will be contributed to, and assumed by, a newly formed partnership Subsidiary of Parkway LP, as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is the intention of the parties that, pursuant to the Reorganization and immediately following the consummation of the Merger and the other Reorganization transactions described above, Cousins will distribute, on a pro rata basis to the stockholders of Cousins (the “Houston Distribution”), all of the shares of HoustonCo voting stock (shares of non-voting stock to be retained by Cousins, as more fully described in Exhibit B hereto), which (i) immediately following the Effective Time and after giving effect to the Merger and the Reorganization, will be a wholly owned Subsidiary of Cousins and (ii) after giving effect to the Reorganization, will own, indirectly through Parkway LP, the combined assets of Cousins and Parkway, subject to the combined liabilities of Cousins and Parkway, related to the ownership of real properties in Houston, together with certain other assets listed on Schedule 2 to Exhibit B hereto (the “Houston Business”), as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Merger and the Reorganization, TPG VI Pantera Holdings, L.P., a Delaware limited partnership (“TPG”), and TPG VI Management, LLC, a Delaware limited liability company (“TPG Manager”), (a) will enter into, concurrently with the execution of this Agreement, a Stockholders Agreement (the “Cousins Stockholders Agreement”) with Cousins to set forth certain rights and responsibilities of TPG with respect to Cousins, effective as of the Closing, substantially in the form set forth on Exhibit G, (b) will enter into, concurrently with the Closing, a Stockholders Agreement (the “Houston Stockholders Agreement”) with HoustonCo to set forth certain rights and responsibilities of TPG with respect to HoustonCo, effective as of the Houston Distribution, substantially in the form set forth on Exhibit H and (c) are entering into, concurrently with the execution of this Agreement, a voting and support agreement (the “Voting Agreement”) with Cousins to, among other things, provide for the voting of all of their respective shares of Parkway Common Stock and Parkway Limited Voting Stock in favor of the transactions contemplated by this Agreement, in each case on the terms and subject to the conditions set forth in the Voting Agreement; and

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (b) this Agreement is intended to be and is adopted as a separate “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code, and (c) it is intended that the contributions conducted pursuant to the Reorganization (to the extent the Houston Business and/or Non-Houston Business is contributed to an entity that is treated as a partnership for U.S. federal income tax purposes in exchange for equity interests in such partnership) will qualify as contributions of property pursuant to Section 721 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

THE TRANSACTIONS

Section 1.1 The Merger and the Reorganization.

(a) The Merger.

(i) Upon the terms and subject to satisfaction or waiver (subject to applicable Law) of the conditions set forth in this Agreement, and in accordance with the Maryland General Corporation Law (the “MGCL”), at the Effective Time, Parkway shall be merged with and into Merger Sub (the “Merger”). As a result of the Merger, the separate existence of Parkway shall cease, and Merger Sub shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Cousins, with its corporate name changed to “Cousins Properties Sub, Inc.” The Merger will have the effects provided in this Agreement and as set forth in the MGCL.

(ii) The parties shall cause the Merger to be consummated by filing as soon as practicable on the Closing Date articles of merger for the Merger (the “Articles of Merger”) with the State Department of Assessment and Taxation of the State of Maryland (“SDAT”), in such form as required by, and executed in accordance with the relevant provisions of, the MGCL. The Merger shall become effective before the open of business on the first (1st) Business Day following the Closing Date, with such date and time specified in the Articles of Merger, or on such other date and time (not to exceed thirty (30) days from the date the Articles of Merger are accepted for record) as shall be agreed to by Parkway and Cousins and specified in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

(b) The Reorganization. Immediately after the Effective Time, and before the open of business on the first (1st) Business Day following the date of the Effective Time, Cousins and Parkway LP shall, and shall cause their respective Subsidiaries to, consummate the Reorganization in accordance with the provisions of Exhibit B, the terms of an amendment to the Parkway Partnership Agreement as set forth in Exhibit D hereto (the “Parkway LP Amendment”) and the terms of the amended and rested partnership agreement of Cousins LP as set forth in Exhibit F hereto (the “Cousins Partnership Agreement”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place on the date that is the second (2nd) Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VI (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver (subject to applicable Law) of those conditions as of the Closing), unless another date is agreed to in writing by Cousins and Parkway (the date on which the Closing occurs, the “Closing Date”). The Closing shall be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, unless another place is agreed to in writing by Cousins and Parkway.

Section 1.3 Charter and Bylaws. The articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation, except that the name of Surviving Corporation shall be “Cousins Properties Sub, Inc.” The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, except that the name of Surviving Corporation shall be “Cousins Properties Sub, Inc.”

Section 1.4 Directors and Officers. From and after the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

Section 1.5 Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be, and is adopted as, a separate “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code.

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1 Treatment of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of capital stock of Cousins, Merger Sub or Parkway, the following shall occur:

(a) Parkway Capital Stock.

(i) Treatment of Parkway Common Stock. Subject to Section 2.2(e), each share of common stock, par value $0.001, of Parkway (the “Parkway Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive a number of newly issued shares of common stock, par value $1 per share, of Cousins (the “Cousins Common Stock”) equal to the Exchange Ratio. As a result of the Merger, all shares of Parkway Common Stock shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each evidence of shares in book-entry form previously evidencing shares of Parkway Common Stock immediately prior to the Effective Time (the “Parkway Book-Entry Shares”) and each certificate previously representing shares of Parkway Common Stock immediately prior to the Effective Time (the “Parkway Certificates”) shall thereafter represent the right to receive the shares of Cousins Common Stock into which such shares of Parkway Common Stock were converted, in accordance with Section 2.2, without interest.

(ii) Treatment of Parkway Limited Voting Stock. Subject to Section 2.2(e), each share of limited voting stock, par value $0.001, of Parkway (the “Parkway Limited Voting Stock” and collectively with the Parkway Common Stock, the “Parkway Voting Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive a number of newly issued shares of limited voting stock, par value $1 per share, of Cousins (the “Cousins Limited Voting Preferred Stock”) equal to the Exchange Ratio, with such shares of Cousins Limited Voting Preferred Stock having terms materially unchanged from the terms of the Parkway Limited Voting Stock prior to the Merger and set forth in the form of articles of amendment attached as Exhibit E hereto. As a result of the Merger, all shares of Parkway Limited Voting Stock shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each evidence of shares in book-entry form previously evidencing shares of Parkway Limited Voting Stock immediately prior to the Effective Time (the “Parkway Limited Voting Book-Entry Shares”) and each certificate previously representing shares of Parkway Limited Voting Stock immediately prior to the Effective Time (the “Parkway Limited Voting Certificates”) shall thereafter represent the right to receive the shares of Cousins Limited Voting Preferred Stock into which such shares of Parkway Limited Voting Stock were converted, in accordance with Section 2.2, without interest.

(b) Cousins Capital Stock.

(i) Treatment of Merger Sub Common Stock. Each share of common stock, par value $1 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Merger shall remain outstanding following the Merger as a share of the Surviving Corporation.

(ii) Treatment of Cousins Common Stock. Each share of Cousins Common Stock outstanding immediately prior to the Merger shall remain outstanding following the Merger as a share of Cousins Common Stock.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. As of or prior to the Effective Time, Cousins shall deposit, or shall cause to be deposited, with a bank or trust company designated by Cousins and reasonably acceptable to Parkway (the “Exchange Agent”), for the benefit of the holders of Parkway Certificates, Parkway Limited Voting Certificates, Parkway Book-Entry Shares and Parkway Limited Voting Book-Entry Shares, for exchange in accordance with this Article II, certificates or, at Cousins’s option, evidence of shares in book-entry form representing the shares of Cousins Common Stock and Cousins Limited Voting Preferred Stock, as applicable, issuable pursuant to Section 2.1 in exchange for such Parkway Certificates, Parkway Limited Voting Certificates, Parkway Book-Entry Shares and Parkway Limited Voting Book-Entry Shares, as applicable. Such certificates and evidence of shares in book-entry form for shares of Cousins Common Stock (together with any dividends or distributions with respect thereto) and Cousins Limited Voting Preferred Stock so deposited are hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time (but in no event later than five (5) Business Days thereafter), Cousins shall cause the Exchange Agent to mail (and to make available for collection by hand):

(A) to each holder of record of one or more Parkway Certificates or Parkway Limited Voting Certificates as of immediately prior to the Effective Time, (1) a letter of transmittal (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Parkway Certificates or Parkway Limited Voting Certificates, as the case may be, shall pass only upon proper delivery of the Parkway Certificates or Parkway Limited Voting Certificates, as the case may be

(or affidavits of loss in lieu thereof), to the Exchange Agent, and which Letter of Transmittal shall be in such form and have such other provisions as Cousins may reasonably specify, and (2) instructions for use in effecting the surrender of the Parkway Certificates or Parkway Limited Voting Certificates, as the case may be, in exchange for certificates or, at Cousins’s option, evidence of shares in book-entry form representing the shares of Cousins Common Stock or Cousins Limited Voting Preferred Stock, as the case may be, issuable pursuant to Section 2.1, together with, in the case of Cousins Common Stock, any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Cousins Common Stock pursuant to and in accordance with Section 2.2(c) and any cash such holder is entitled to receive in lieu of fractional shares of Cousins Common Stock pursuant to and in accordance with Section 2.2(e); and

(B) to each holder of one or more Scheduled Parkway RSU Awards, a certificate or, at Cousins’s option, evidence of shares in book-entry form representing the shares of Cousins Common Stock issuable pursuant to Section 2.3(c), together with any cash such holder is entitled to receive in lieu of fractional shares of Cousins Common Stock pursuant to and in accordance with Section 2.2(e).

(ii) Upon surrender of a Parkway Certificate or Parkway Limited Voting Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Parkway Certificate or Parkway Limited Voting Certificate shall be entitled to receive in exchange therefor the shares of Cousins Common Stock or Cousins Limited Voting Preferred Stock, as applicable, formerly represented by such Parkway Certificate or Parkway Limited Voting Certificate pursuant to the provisions of this Article II, plus any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Cousins Common Stock pursuant to and in accordance with Section 2.2(c) and any cash such holder is entitled to receive in lieu of fractional shares of Cousins Common Stock that such holder has the right to receive pursuant to and in accordance with Section 2.2(e), to be mailed, made available for collection by hand or delivered by wire transfer, within five (5) Business Days following the later to occur of (A) the Effective Time or (B) the Exchange Agent’s receipt of such Parkway Certificate or Parkway Limited Voting Certificate (or affidavit of loss in lieu thereof), and the Parkway Certificate or Parkway Limited Voting Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Parkway Certificates and Parkway Limited Voting Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the consideration as expressly set forth in this Article II.

(iii) As promptly as practicable following the Effective Time (but in no event later than five (5) Business Days thereafter), Cousins shall cause the Exchange Agent:

(A) to issue to each holder of Parkway Book-Entry Shares and/or Parkway Limited Voting Book-Entry Shares as of immediately prior to the Effective Time that number of uncertificated whole shares of Cousins Common Stock or Cousins Limited Voting Preferred Stock, as applicable, that such holder is entitled to receive in respect of such Parkway Book-Entry Shares or Parkway Limited Voting Book-Entry Shares pursuant to this Article II, in each case, automatically without any action on the part of such holder or delivery of any certificate, Letter of Transmittal or other evidence to the Exchange Agent, and such Parkway Book-Entry Shares and/or Parkway Limited Voting Book-Entry Shares shall then be cancelled; and

(B) subject to Section 2.5(f), to issue and deliver to each holder of Parkway Book-Entry Shares a check or wire transfer any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Cousins Common Stock pursuant to and in accordance with Section 2.2(c) and any cash such holder is entitled to receive in lieu of fractional shares of Cousins Common Stock that such holder has the right to receive pursuant to and in accordance with Section 2.2(e).

(iv) In the event of a transfer of ownership of shares of Parkway Common Stock or Parkway Limited Voting Stock that is not registered in the transfer records of Parkway, it shall be a condition of payment that any Parkway Certificate and/or Parkway Limited Voting Stock Certificate surrendered in accordance with the procedures set forth in this Section 2.2 shall be properly endorsed or shall be otherwise in proper form for transfer, or any Parkway Book-Entry Shares and/or Parkway Limited Voting Book-Entry Shares shall be properly transferred, and that the Person requesting such payment shall have paid any Transfer Taxes and other Taxes required by reason of the payment of the consideration to a Person other than the registered holder of the Parkway Certificate and/or Parkway Limited Voting Stock Certificate surrendered or Parkway Book-Entry Shares and/or Parkway Limited Voting Book-Entry Shares properly transferred, or shall have established to the satisfaction of Cousins that such Tax either has been paid or is not applicable. No interest shall be paid or accrued for the benefit of (A) holders of the Parkway Certificate and/or Parkway Limited Voting Certificates on the consideration otherwise payable upon the surrender of the Parkway Certificate and Parkway Limited Voting Certificates pursuant to this Article II or (B) Parkway Book-Entry Shares and/or Parkway Limited Voting Book-Entry Shares on the consideration otherwise payable in respect of such shares pursuant to this Article II.

(c) Dividends or Distributions with Respect to Cousins Common Stock. No dividends or other distributions declared or made with respect to Cousins Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Parkway Certificate with respect to the shares of Cousins Common Stock represented thereby and issuable hereunder, and all such dividends and other distributions shall instead be deposited by Cousins with the Exchange Agent and shall be included in the Exchange Fund, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), in each case until the holder of such Parkway Certificate shall surrender such Parkway Certificate in accordance with this Article II. Subject to the effect of applicable Laws, following the surrender of any such Parkway Certificate, there shall be paid to the holder of the certificates and/or evidence of shares in book-entry form representing whole shares of Cousins Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender the amount of any cash payable with respect to a fractional share of Cousins Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid (but withheld pursuant to the immediately preceding sentence) with respect to such whole shares of Cousins Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Cousins Common Stock. For the avoidance of doubt, pursuant to the Organizational Documents of Parkway, the holders of Parkway Limited Voting Stock are not entitled or eligible to receive any dividends or other distributions from Parkway, and as of the Effective Time, the holders of Cousins Limited Voting Preferred Stock formerly represented by such Parkway Limited Voting Stock in accordance with this Article II will not be entitled or eligible to receive any dividends or other distributions from the Surviving Corporation or Cousins.

(d) No Further Ownership Rights. All shares of Cousins Common Stock or Cousins Limited Voting Preferred Stock issued upon conversion of shares of Parkway Common Stock (including any cash paid pursuant to Section 2.2(c) or 2.2(e)) or Parkway Limited Voting Stock shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Parkway Common Stock or Parkway Limited Voting Stock; subject, however, to Cousins’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Parkway on such shares of Parkway Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of Cousins or the Surviving Corporation of the shares of Parkway Common Stock or Parkway Limited Voting Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Parkway Certificates and/or Parkway Limited Voting Certificates are presented to Cousins or the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of Cousins Common Stock or Cousins Limited Voting Preferred Stock shall be issued upon the surrender for exchange of Parkway Certificates, Parkway Limited Voting Certificates, Parkway Book-Entry Shares and/or Parkway Limited Voting Book-Entry Shares representing Parkway Common Stock or Parkway Limited Voting Stock or upon the conversion of Scheduled Parkway RSU Awards pursuant to Section 2.3(c), and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Cousins. In lieu thereof, upon surrender of the applicable Parkway Certificates, Parkway Limited Voting Certificates, Parkway Book-Entry Shares or Parkway Limited Voting Book-Entry Shares, Cousins shall pay each holder of Parkway Common Stock an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all shares of Parkway Common Stock held at the Effective Time by such holder) would otherwise be entitled by (ii) the closing price on the New York Stock Exchange (the “NYSE”), as reported on the consolidated tape at the close of the NYSE regular session of trading, for a share of Cousins Common Stock on the last trading day immediately preceding the Effective Time. For the avoidance of doubt, the holders of Parkway Limited Voting Stock shall have no right, under this Section 2.2(e) or otherwise, to receive any cash in lieu of fractional share interests of Cousins Limited Voting Preferred Stock into which such shares of Parkway Limited Voting Common Stock have been converted pursuant to this Article II.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former holders of shares of Parkway Common Stock and/or Parkway Limited Voting Stock (whose such shares are entitled to be exchanged shares of Cousins Common Stock and/or Cousins Limited Voting Preferred Stock in accordance with and subject to the provisions of this Article II) for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such former holders of shares of Parkway Common Stock and/or Parkway Limited Voting Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for Parkway Common Stock and/or Parkway Limited Voting Stock, including any amounts in respect of dividends or other distributions on shares of Cousins Common Stock pursuant to and in accordance with Section 2.2(c) and any cash in lieu of fractional shares of Cousins Common Stock pursuant to and in accordance with Section 2.2(e).

(g) No Liability. None of Parkway, Parkway LP, Cousins, Merger Sub or the Surviving Corporation or any employee, officer, director, agent or affiliate of any of them shall be liable to any holder of shares of Parkway Common Stock or Parkway Limited Voting Stock for shares of Cousins Common Stock or Cousins Limited Voting Preferred Stock (or dividends or other distributions with respect thereto) or cash in lieu of fractional shares of Cousins Common Stock from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(h) Withholding. Each of Cousins, Merger Sub, the Surviving Corporation, Parkway LP or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Parkway Common Stock, Parkway Voting Stock or Parkway Equity Awards (including with respect to any related accrued dividends, dividend equivalents or other distributions) such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld by Cousins, Merger Sub, the Surviving Corporation, Parkway LP or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Cousins, Merger Sub, the Surviving Corporation, Parkway LP or the Exchange Agent, as applicable.

Section 2.3 Structure. In the event that the parties mutually agree upon changes regarding the structure of the transactions contemplated herein (including the Reorganization), the parties shall cooperate in the implementation of such changes, which cooperation may include entering into mutually acceptable amendments to this Agreement, to the extent necessary or appropriate.

Section 2.4 Further Assurances. If at any time following the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in Cousins its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of any party hereto, or (b) otherwise to carry out the purposes of this Agreement, Cousins and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of any such Person, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of any such Person, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm Cousins’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such party and otherwise to carry out the purposes of this Agreement.

Section 2.5 Treatment of Parkway Equity Awards.

(a) Parkway Stock Options. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Parkway Common Stock granted under any Parkway Equity Plan (each, a “Parkway Stock Option”), whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time shall be assumed by Cousins and shall be converted into an option (a “Cousins Stock Option”) to acquire (i) that number of shares of Cousins Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the number of shares of Parkway Common Stock subject to such Parkway Stock Option as of immediately prior to the Effective Time by (B) the Exchange Ratio, (ii) at an exercise price per share of Cousins Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Parkway Common Stock of such Parkway Stock Option by (B) the Exchange Ratio; provided, however, that each such Parkway Stock Option which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the foregoing in a manner consistent with the requirements of Section 424 of the Code. The parties intend that the adjustments in this Section 2.5(a) are in accordance with Treasury Regulation Section 1.409A-1(B)(5)(v)(D) and will not subject any Parkway Stock Option to Section 409A of the Code. Except as otherwise provided in this Section 2.5(a), each such Parkway Stock Option assumed and converted into a Cousins Stock Option pursuant to this Section 2.5(a) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Parkway Stock Option as of immediately prior to the Effective Time.

(b) Parkway RSU Awards.

(i) Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Parkway RSU Award that is scheduled on Schedule 2.5(b)(i) of the Parkway Disclosure Letter (each, a “Scheduled Parkway RSU Award”) that is outstanding as of immediately prior to the Effective Time (whether or not then vested or subject to any performance condition that has not been satisfied) shall automatically become fully vested (which, for Scheduled Parkway RSU Awards subject to performance conditions, shall mean fully vested based on maximum performance achievement), and all restrictions with respect thereto shall lapse as of immediately prior to the Effective Time. Each share of Parkway Common Stock resulting from the vesting of Scheduled Parkway RSU Awards in accordance with the preceding sentence shall be treated as a share of Parkway Common Stock issued and outstanding immediately prior to the Effective Time and shall be converted into the right to receive a number of shares of Cousins Common Stock equal to the Exchange Ratio in accordance with Section 2.1(a)(i). Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, any dividend equivalents (“Parkway Dividend Equivalents”) associated with Scheduled Parkway RSU Awards that vest in accordance with this Section 2.5(b)(i) that was unvested shall automatically become fully vested and converted into the right to receive an amount in cash equal to the value of such Parkway Dividend Equivalents as of immediately prior to the Effective Time. Within ten (10) Business Days following the Closing, Cousins shall pay, or shall arrange for the payment of, the cash value attributable to Parkway Dividend Equivalents, in lump sum, to each holder of a Scheduled Parkway RSU Award as of immediately prior to the Effective Time.

(ii) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Parkway RSU Award (other than a Scheduled Parkway RSU Award) that is outstanding as of immediately prior to the Effective Time (whether or not then vested) shall be assumed by Cousins and shall be converted into a Cousins RSU Award with respect to a number of whole shares of Cousins Common Stock (rounded to the nearest whole share) equal to the product obtained by multiplying (A)(1) for time-based Parkway RSU Awards, the number of shares of Parkway Common Stock subject to such Parkway RSU Award as of immediately prior to the Effective Time or (2) for performance-based Parkway RSU Awards, the number of shares of Parkway Common Stock subject to such performance-based Parkway RSU Award determined based on actual performance as of immediately prior to the Effective Time in accordance with the applicable award agreement by (B) the Exchange Ratio. Except as otherwise provided in this Section 2.5(b)(ii) and Schedule 2.5(b)(ii) of the Parkway Disclosure Letter, each Parkway RSU Award assumed and converted into a Cousins RSU Award pursuant to this Section 2.5(b)(ii) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Parkway RSU Award as of immediately prior to the Effective Time.

(c) Parkway Partnership LTIP Units.

(i) As of the Effective Time, each Parkway Partnership LTIP Unit that is scheduled on Schedule 2.5(c) of the Parkway Disclosure Letter (each, a “Scheduled Parkway Partnership LTIP Unit”) that is outstanding as of immediately prior to the Effective Time (whether or not then vested or subject to any performance condition that has not been satisfied) shall automatically become fully vested (which, for Scheduled Parkway Partnership LTIP Units subject to performance conditions, shall mean fully vested based on maximum performance achievement), and, subject to the terms of the Parkway Partnership Agreement (including the capital account limitation set forth therein), shall automatically be converted into a Parkway Partnership Common Unit as of immediately, prior to the Effective Time, and the holder thereof shall be entitled to receive an amount in cash equal to the value of the “accrued distribution” with respect to such Scheduled Parkway Partnership LTIP Unit, as determined pursuant to the Parkway Partnership Agreement and the applicable award agreement under the applicable Parkway Equity Plan. Within ten (10) Business Days following the Closing, Cousins shall pay, or shall arrange for the payment of, the cash value attributable to such accrued distributions, in lump sum, to each holder of a Scheduled Parkway Partnership LTIP Unit as of immediately prior to the Effective Time.

(ii) Immediately prior to the Effective Time, each Parkway Partnership LTIP Unit (other than a Scheduled Parkway Partnership LTIP Unit) that is outstanding as of immediately prior to the Effective Time shall be exchanged for a Parkway RSU Award to be treated in accordance with Section 2.5(b)(ii), including any modifications set forth on Schedule 2.5(b)(ii) of the Parkway Disclosure Letter.

(d) Parkway Actions. Prior to the Effective Time, Parkway shall pass resolutions, provide any notices, obtain any consents, make any amendments to the Parkway Equity Plan or Parkway Equity Awards, and take such other actions as are necessary to provide for the treatment of the Parkway Stock Options, Parkway RSU Awards and Parkway Dividend Equivalents (collectively, the “Parkway Equity Awards”) and Parkway Partnership LTIP Units as contemplated by this Section 2.5 and Schedule 2.5(d) of the Parkway Disclosure Schedule.

(e) Plans and Awards Assumed by Cousins; Cousins Actions. At the Effective Time, Cousins shall assume all obligations in respect of each Parkway Equity Plan, including each outstanding Parkway Equity Award. Cousins shall take all corporate action necessary to reserve for issuance a number of authorized but unissued shares of Cousins Common Stock for delivery upon exercise or settlement of the Cousins Stock Options, and Cousins RSU Awards in accordance with this Section 2.5. Effective as of the Effective Time, Cousins shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Cousins Common Stock subject to such Cousins Stock Options and Cousins RSU Awards. Notwithstanding the terms of Section 2.2, Cousins may process any cash payments contemplated by this Section 2.5, including accrued distributions and Parkway Dividend Equivalents, through the payroll of Cousins, the Surviving Corporation or their respective Affiliates (rather than through the Exchange Agent).

Section 2.6 Employee Stock Purchase Plan. Parkway shall take all necessary action to ensure that (a) no new offering periods under the Parkway 2006 Employee Stock Purchase Plan or the Parkway 2016 Employee Stock Purchase Plan (“Parkway ESPPs”) will commence during the period from the date of this Agreement through the Effective Time, (b) there will be no increase in the amount of payroll deductions permitted to be made by the participants under the Parkway ESPPs during the current offering periods, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement, and (c) no individuals shall commence participation in the Parkway ESPPs during the period from the date of this Agreement through the Effective Time. The accumulated contributions of the participants in the current offering periods shall be used to purchase shares of Parkway Common Stock as of no later than five (5) Business Days prior to the Effective Time, and the participants’ purchase rights under such offerings shall terminate immediately after such purchase. As of no later than the Business Day immediately prior to the Effective Time, Parkway shall terminate the Parkway ESPPs, and immediately prior to the Effective Time, all unsatisfied holding period requirements applicable to Parkway Common Stock purchased under the Parkway ESPPs shall automatically lapse.

Section 2.7 Adjustments to Prevent Dilution. If, at any time during the period between the date of this Agreement and the Effective Time, there is a change in the number of issued and outstanding shares of Parkway Common Stock, shares of Parkway Limited Voting Stock or shares of Cousins Common Stock, or securities convertible or exchangeable into shares of Parkway Common Stock, shares of Parkway Limited Voting Common Stock or shares of Cousins Common Stock, in each case, as a result of a reclassification, stock split (including reverse stock split), stock dividend or stock distribution, recapitalization, merger, subdivision, issuer tender or exchange offer or other similar transaction, the Exchange Ratio shall be equitably adjusted to reflect such change.

Section 2.8 Lost Certificates. If any Parkway Certificate or Parkway Limited Voting Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Parkway Certificate or Parkway Limited Voting Certificate to be lost, stolen or destroyed and, if requested by Cousins, the posting by such Person of a bond, in such reasonable amount as Cousins may direct, as indemnity against any claim that may be made against it with respect to such Parkway Certificate or Parkway Limited Voting Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(f), Cousins) shall issue, in exchange for such lost, stolen or destroyed Parkway Certificate or Parkway Limited Voting Certificate, the shares of Cousins Common Stock or Cousins Limited Voting Preferred Stock, as applicable, into which the shares of Parkway Common Stock or Parkway Limited Voting Stock represented by such Parkway Certificate or Parkway Limited Voting Certificate were converted pursuant to Section 2.1(a), together with any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Cousins Common Stock pursuant to and in accordance with Section 2.2(c) and any cash such holder is entitled to receive in lieu of fractional shares of Cousins Common Stock pursuant to and in accordance with Section 2.2(e).

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Parkway. Except (x) as set forth in the disclosure letter delivered to Cousins by Parkway on the date hereof (the “Parkway Disclosure Letter”) (it being understood that any matter disclosed pursuant to any section or subsection of the Parkway Disclosure Letter shall be deemed to be disclosed for all purposes of this Agreement and the Parkway Disclosure Letter, as long as the relevance of such disclosure is reasonably apparent on the face of such disclosure) or (y) as disclosed in the Parkway SEC Documents filed with the SEC prior to the date hereof (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of such reports or any other disclosures in such reports to the extent they are predictive or forward-looking in nature), Parkway represents and warrants to Cousins as follows:

(a) Organization, Standing and Power.

(i) Parkway and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with the corporate, partnership or limited liability company

(as the case may be) power and authority to own and operate its business as presently conducted. Parkway and each of its Subsidiaries is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership and operation of its properties or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect. Parkway has previously made available to Cousins true and correct copies of the articles of incorporation, certificates of formation, bylaws, limited liability company agreements, certificates of partnership, bylaws, partnership agreement or other organizational documents (“Organizational Documents”), as applicable, of Parkway, Parkway LP and their respective Significant Subsidiaries, in each case as in effect as of the date hereof.

(ii) Section 3.1(a)(ii) of the Parkway Disclosure Letter sets forth a true and complete list of the Subsidiaries of Parkway, together with the jurisdiction of organization or incorporation, as the case may be, of each such Subsidiary. Each Subsidiary of Parkway and, to Parkway’s knowledge, each joint venture of Parkway, is in compliance in all material respects with the terms of its Organizational Documents.

(iii) Except as set forth on Section 3.1(a)(iii) of the Parkway Disclosure Letter, neither Parkway, Parkway LP nor any of their Subsidiaries directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Subsidiaries of Parkway and investments in short-term investment securities).

(iv) Section 3.1(a)(iv) of the Parkway Disclosure Letter sets forth a true and complete list of each Subsidiary of Parkway that is a REIT, a “qualified REIT subsidiary” within in the meaning of Section 856(i)(2) of the Code or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code, and each property association in which Parkway or a Parkway Subsidiary is a member.

(b) Capital Structure.

(i) The authorized capital stock of Parkway consists of 215,500,000 shares of Parkway Common Stock and 4,500,000 shares of Parkway Limited Voting Stock. As of the close of business on April 22, 2016, (A) (i) 111,718,373 shares of Parkway Common Stock were issued and outstanding, (ii) 4,213,104 shares of Parkway Limited Voting Stock were issued and outstanding, (iii) 2,166,754 shares of Parkway Common Stock were reserved for issuance pursuant to awards under the Parkway and Parkway LP 2015 Omnibus Equity Incentive Plan (the “Parkway Equity Plan”), (iv) 4,827,718 shares of Parkway Common Stock were reserved for issuance in respect of Parkway Partnership Units and (v) no shares of Parkway Common Stock or Parkway Limited Voting Stock were held by any Subsidiaries of Parkway and (B) (i) 116,546,091 Parkway Partnership Common Units were issued and outstanding, of which 4,827,718 Parkway Partnership Common Units were owned by the Persons and in the amounts indicated in Section 3.1(b)(i) of the Parkway Disclosure Letter, 111,607,515 Parkway Partnership Common Units were owned by Parkway and 110,858 Parkway Partnership Common Units were owned by Parkway GP, (ii) 348,115 Parkway Partnership LTIP Units were issued and outstanding, of which 348115 Parkway Partnership LTIP Units were owned by the Persons and in the amounts indicated in Section 3.1(b)(i) of the Parkway Disclosure Letter and -0- Parkway Partnership LTIP Units were owned by Parkway, (iii) no other Parkway Partnership Units (including Parkway Partnership Preferred Units) were issued and outstanding and (iv) no Parkway Partnership Units were held by any Subsidiaries of Parkway. All outstanding shares of Parkway Voting Stock and all outstanding Parkway Partnership Units have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights. Section 3.1(b)(i) of the Parkway Disclosure Letter sets forth, with respect to the Parkway Equity Plan, as of the close of business on April 22, 2016, (w) the aggregate number of shares of Parkway Common Stock that are subject to Parkway Stock Options and (x) the aggregate number of shares of Parkway Common Stock that are subject to Parkway RSU Awards (assuming maximum performance for any such restricted stock units that are subject to performance-based vesting).

(ii) No bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which stockholders may vote (“Voting Debt”) of Parkway or any of its Subsidiaries are issued or outstanding.

(iii) Except for (A) this Agreement and the Parkway Partnership Agreement, (B) outstanding Parkway Partnership Units, (C) Parkway Equity Awards issued and outstanding under the Parkway Equity Plan and share options issued and outstanding under the Parkway ESPPs, (D) the Parkway DRIP and (E) as set forth on Section 3.1(b)(iii) of the Parkway Disclosure Letter, there are no options, warrants, calls, rights, commitments or agreements of any character to which Parkway or any Subsidiary of Parkway is a party or by which it or any such Subsidiary is bound obligating Parkway or any Subsidiary of Parkway to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of Parkway or of any Subsidiary of Parkway or obligating Parkway or any Subsidiary of Parkway to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of Parkway or any of its Subsidiaries (1) except as set forth on Section 3.1(b)(iii) of the Parkway Disclosure Letter, (2) other than in respect of Parkway Partnership Units under the Parkway Partnership Agreement or in respect of Parkway Equity Awards under the Parkway Equity Plan, to repurchase, redeem or otherwise acquire any shares of capital stock of Parkway or any of its Subsidiaries or (3) pursuant to which Parkway or any of its Subsidiaries is or could be required to register shares of Parkway Common Stock, Parkway Limited Voting Stock or other securities under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

(c) Authority. (i) Each of Parkway and Parkway LP has, and HoustonCo will have (at the Closing in accordance with this Agreement), all requisite corporate or limited partnership power and authority to execute and deliver and perform their applicable obligations under this Agreement and the Houston Stockholders Agreement, and, subject to the receipt of the Parkway Required Vote, to consummate the transactions contemplated hereby and thereby, as applicable (including entering into the Parkway LP Amendment and the Cousins Partnership Agreement). The execution and delivery of this Agreement and the Houston Stockholders Agreement by Parkway, Parkway LP and HoustonCo (at the Closing in accordance with this Agreement), as applicable, and the performance by Parkway, Parkway LP and HoustonCo, as applicable, of their obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Parkway (in the case of Parkway) and Parkway (in the case of Parkway LP) and, as of the Closing will have been duly authorized by the board of directors of HoustonCo, and no other corporate or limited partnership action or proceedings on the part of Parkway and Parkway LP, respectively, other than the receipt of the Parkway Required Vote, are necessary to authorize this Agreement, the Houston Stockholders Agreement or the transactions contemplated hereby or thereby (including entering into the Parkway LP Amendment and the Cousins Partnership Agreement). This Agreement (in the case of Parkway and Parkway LP) has been duly and validly executed and delivered by Parkway and Parkway LP and constitutes a valid and binding obligation of each of Parkway and Parkway LP, subject to execution by the other parties thereto, enforceable against Parkway and Parkway LP, as applicable, in accordance with its terms, except as enforceability is subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and general equitable principles.

(ii) Except as set forth on Section 3.1(c)(ii) of the Parkway Disclosure Letter, the execution and delivery of this Agreement by Parkway and of this Agreement by Parkway LP does not, and the consummation by Parkway and Parkway LP of the transactions contemplated hereby (including, in each case, the Houston Distribution, entering into the Parkway LP Amendment and entering into the Cousins Partnership Agreement), will not, and the execution and delivery of the Houston Stockholders Agreement by HoustonCo at the Closing will not, and the consummation of the transactions contemplated thereby will not, (A) subject to the receipt of the Parkway Required Vote, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a “Violation”) pursuant to, any provision of the Organizational Documents of Parkway or any of its Significant Subsidiaries, or (B) subject to obtaining or making the notification, filings, consents, approvals, orders, authorizations, registrations, waiting period expirations or terminations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any Contract, Parkway Benefit Plan or any Law applicable to Parkway or any of its Subsidiaries or their respective properties or assets, which Violation under this clause (B) only would have, or would reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect.

(iii) Except for (A) the applicable requirements, if any, of state securities or “blue sky” laws (“Blue Sky Laws”), (B) required filings or approvals under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act, (C) any filings or approvals required under the rules and regulations of the NYSE, (D) any required filings or authorizations, clearances, consents, approvals, or waiting period terminations or expirations under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the “HSR Act”) and foreign antitrust, competition or merger control Laws and (E) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or industry self-regulatory organization (a “Governmental Entity”), is required by or with respect to Parkway or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parkway and Parkway LP or of the Houston Stockholders Agreement by HoustonCo (at the Closing in accordance with this Agreement) or the consummation by Parkway, Parkway LP and HoustonCo of the transactions contemplated hereby (including the Houston Distribution, the Parkway LP Amendment and the Cousins Partnership Agreement) and thereby, as applicable, the failure to make or obtain which would have, or would reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect.

(d) SEC Documents; Regulatory Reports.

(i) Parkway has timely filed or furnished to the SEC all reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2013 together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Parkway SEC Documents”). As of their respective dates, the Parkway SEC Documents at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Parkway SEC Documents, and none of the Parkway SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parkway included in the Parkway SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present in all material respects the consolidated financial position of Parkway and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(ii) Parkway has established and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Parkway (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Parkway in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parkway’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parkway’s outside auditors and the audit committee of the Board of Directors of Parkway (1) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parkway’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parkway’s internal control over financial reporting. Since December 31, 2013, any material change in internal control over financial reporting required to be disclosed in any Parkway SEC Document has been so disclosed.

(iii) Parkway has made available to Cousins complete and correct copies of all written correspondence between the SEC on one hand, and Parkway, on the other hand, since December 31, 2013.

(iv) Neither Parkway, Parkway LP nor any Subsidiary of Parkway is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Parkway, Parkway LP or any Subsidiary of Parkway, on the one hand, and any unconsolidated affiliate of Parkway, Parkway LP or any Subsidiary of Parkway, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parkway, Parkway LP, or any Subsidiary of Parkway or any of their financial statements or other SEC Documents of Parkway.

(v) Since December 31, 2013, (A) neither Parkway nor any of its Subsidiaries nor, to the knowledge of Parkway, any Representative of Parkway or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parkway or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2013, including any material complaint, allegation, assertion or claim that Parkway or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (B) to the knowledge of Parkway, no attorney representing Parkway or any of its Subsidiaries, whether or not employed by Parkway or any of its Subsidiaries, has reported to the Board of Directors of Parkway or any committee thereof evidence of a material violation of securities Laws or breach of fiduciary duty relating to periods after December 31, 2013, by Parkway or any of its officers, directors, employees or agents.

(e) Information Supplied. None of the information supplied or to be supplied by Parkway for inclusion or incorporation by reference in (i) the Form S-4 or the Form 10 will, at the time the applicable Form is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Joint Proxy Statement/Prospectus will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) the Houston Distribution Prospectus will, at the date of effectiveness of the Form 10 and of mailing to stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus and Houston Distribution Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Parkway with respect to statements made or incorporated by reference therein based on information supplied by Cousins for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or Houston Distribution Prospectus.

(f) Compliance with Applicable Laws. Parkway and each of its Subsidiaries is in compliance with all Laws applicable to their operations or with respect to which compliance is a condition of engaging in the business thereof, except to the extent that failure to comply would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect. Neither Parkway nor any of its Subsidiaries has received any written notice since December 31, 2013 asserting a failure, or possible failure, to comply with any such Law, the subject of which written notice has not been resolved as required thereby or otherwise to the reasonable satisfaction of the party sending the notice, except for (i) matters being contested in good faith and set forth in Section 3.1(f) of the Parkway Disclosure Letter and (ii) such failures as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect.

(g) Legal Proceedings. There is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Parkway, threatened in writing, against or affecting Parkway or any of its Subsidiaries as to which there is a significant possibility of an adverse outcome which would have, or would reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect, nor is there any judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against Parkway or any Subsidiary of Parkway which would have, or would reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect.

(h) Taxes. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect:

(i) Parkway and each of its Subsidiaries have (A) duly filed (or there have been filed on their behalf) with the appropriate taxing authority all Tax Returns required to be filed by them (after giving effect to any extensions), and such Tax Returns are true, correct and complete, (B) duly paid in full (or there has been paid on their behalf), or made adequate provision for, all Taxes required to be paid by them, and (C) withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party;

(ii) neither Parkway nor any of its Subsidiaries has received a written claim, or to the knowledge of Parkway, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;

(iii) there are no disputes, audits, examinations or proceedings pending (or threatened in writing), or claims asserted, for Taxes upon Parkway or any of its Subsidiaries and neither Parkway nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes;

(iv) neither Parkway nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a taxing authority or has entered into any written agreement with a taxing authority with respect to any Taxes;

(v) neither Parkway nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect;

(vi) there are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parkway or any of its Subsidiaries, and, after the Closing Date, neither Parkway nor any of its Subsidiaries shall be bound by any such Tax allocation or sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date (in each case, excluding customary tax indemnities included in loan agreements and commercial agreements entered into in the ordinary course of business);

(vii) neither Parkway nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parkway or a Subsidiary of Parkway) or (B) has any liability for the Taxes of any Person (other than Parkway or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

(viii) Parkway (A) for all taxable years commencing with its taxable year ended December 31, 2006 through its taxable year ended December 31 immediately prior to the Effective Time, has elected and has been subject to federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for federal Tax purposes for such years, (B) at all times since such date, has operated in such a manner so as to qualify as a REIT for federal Tax purposes and will continue to operate (in each case, taking into account the permitted REIT Distributions under Section 5.10(b)) through the Effective Time in such a manner so as to so qualify for the taxable year that includes the Closing Date and (C) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to Parkway’s knowledge, threatened. Each Subsidiary of Parkway has been since the later of its acquisition or formation and continues to be treated for federal and state income Tax purposes as (A) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (B) a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code, (C) a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code or (D) a REIT.

(ix) Section 3.1(h)(ix) of the Parkway Disclosure Letter sets forth each asset of Parkway and Parkway Subsidiary which would be subject to rules similar to Section 1374 of the Code. With respect to each such asset, Section 3.1(h)(ix) of the Parkway Disclosure Letter sets forth (A) the amount of any gain that could be subject to Tax pursuant to such rules, based on a good faith estimate of value of such asset at the relevant date that a determination thereof is required to be made under such rules (it being understood that the estimated value of any such asset that is a partnership interest shall be determined on a “look-through” basis by reference to the underlying assets) and (B) the date after which such gain will no longer be subject to Tax pursuant to such rules;

(x) to the knowledge of Parkway as of the date hereof, (i) as of January 1, 2016, Parkway had (x) U.S. federal net operating loss carryforwards to which it succeeded in connection with the merger of Thomas Properties Group, Inc. in December 2013 into Parkway and which remained unused of at least $85,700,000 (such merger, the “Thomas Merger” and such carryforwards, the “Thomas NOLs”) and (y) U.S. federal net operating loss carryforwards other than those described in clause (x) which remained unused of at least $166,000,000, (ii) as of the date hereof, the Thomas NOLs are not currently subject to limitation under Section 382 or Section 383 of the Code (other than limitations resulting from the Thomas Merger itself and limitations originally effective prior to the Thomas Merger and any limitations that result from the Merger) and (iii) the Thomas NOLs will be available to offset taxable gain recognized in connection with the transactions contemplated hereby (including the Houston Distribution), for U.S. federal income tax purposes;

(xi) neither Parkway nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2);

(xii) neither Parkway nor any of its Subsidiaries (other than taxable REIT subsidiaries) currently has or, as of December 31 of any taxable year through and including the taxable year ended December 31 immediately prior to the Effective Time, has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code;

(xiii) except as set forth on Section 3.1(h)(xiii) of the Parkway Disclosure Letter, there are no Tax Protection Agreements to which Parkway or any of its Subsidiaries is a party (a “Parkway Tax Protection Agreement”) currently in force, and no person has raised, or to the knowledge of Parkway threatened to raise, a material claim against Parkway or any of its Subsidiaries for any breach of any Parkway Tax Protection Agreement and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Parkway Tax Protection Agreement;

(xiv) as of the date of this Agreement, Parkway is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; and

(xv) neither Parkway nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(i) Material Contracts. Section 3.1(i)(x) of the Parkway Disclosure Letter sets forth a list of all Parkway Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Parkway Material Contract” means any Contract to which Parkway or any of its Subsidiaries is a party to or bound that: (i) is required to be filed as an exhibit to Parkway’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Exchange Act, (ii) relates to any partnership, joint venture, co-investment or similar agreement with any third parties requiring aggregate payments after the date hereof by Parkway or any of its Subsidiaries pursuant to any such partnership, joint venture, co-investment or similar agreement in excess of $10,000,000, or involving value or assets in excess of $10,000,000, (iii) contains any non-compete or exclusivity provision or otherwise limits in any material respect the ability of Parkway or any of its Subsidiaries to engage in any line of business in any geographic area, except for any such provision that may be contained in Parkway Leases entered into in the ordinary course of business consistent with past practice, (iv) involves the future disposition or acquisition of assets or properties with a fair market value in excess of $25,000,000, or any merger, consolidation or similar business combination transaction, (v) obligates Parkway, Parkway LP or any of their Subsidiaries to make non-discretionary expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $1,000,000, in any 12-month period, or $5,000,000, in the aggregate over the term of such Contract, except for any Parkway Lease or any ground lease pursuant to which any third party is a lessee or sublessee on any Parkway Property or (vi) evidences a capitalized lease obligation or other Indebtedness to any Person, or any guaranty thereof, in excess of $5,000,000, other than any Contract in respect of a ground lease or office leases or obligations thereunder. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect, each of the Parkway Material Contracts is a legal, valid and binding obligation of Parkway, or the Subsidiary of Parkway that is a party thereto, and, to Parkway’s knowledge, the other parties thereto, enforceable against Parkway and its Subsidiaries and, to Parkway’s knowledge, the other parties thereto in accordance with its terms, except as such enforceability is subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and general equitable principles. Except as set forth on Section 3.1(i)(y) of the Parkway Disclosure Letter, none of Parkway or any of its Subsidiaries is, and to Parkway’s knowledge no other party is, in breach, default or violation (and no event has occurred or not occurred through Parkway’s or any Subsidiary of Parkway’s action or inaction or, to Parkway’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Parkway Material Contract to which Parkway or any Subsidiary of Parkway is now a party, or by which any of them or their respective properties or assets may be bound, except for such breaches, defaults or violations as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect.

(j) Benefit Plans.

(i) Section 3.1(j)(i) of the Parkway Disclosure Letter contains a true, complete and correct list of each material Benefit Plan sponsored, maintained or contributed by Parkway or any of its Subsidiaries, or which Parkway or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, other than any plan or program maintained by a Governmental Entity to which Parkway or its Subsidiaries contribute pursuant to applicable Law (the “Parkway Benefit Plans”). No Parkway Benefit Plan is established or maintained outside of the United States or for the benefit of current or former employees of Parkway or any of its Subsidiaries residing outside of the United States.

(ii) Parkway has delivered or made available to Cousins a true, correct and complete copy of each Parkway Benefit Plan and, with respect thereto, if applicable, (A) all amendments, trust (or other funding vehicle) agreements, summary plan descriptions and insurance contracts, (B) the most recent annual report (Form 5500 series including, where applicable, all schedules and actuarial and accountants’ reports) filed with the IRS and the most recent actuarial report or other financial statement relating to such Parkway Benefit Plan, (C) the most recent determination or opinion letter from the IRS for such Parkway Benefit Plan and (D) any notice to or from the IRS or any office or representative of the Department of Labor relating to any unresolved compliance issues in respect of such Parkway Benefit Plan.

(iii) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect, (A) each Parkway Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including, but not limited to, ERISA and the Code and in each case the regulations thereunder, (B) each Parkway Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification from the IRS or is entitled to rely on an advisory or opinion letter as to its qualification issued with respect to an IRS approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, (C) neither Parkway nor its Subsidiaries has engaged in a transaction that has resulted in, or could result in, the assessment of a civil penalty upon Parkway or any of its Subsidiaries pursuant to Section 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code that has not been satisfied in full, (D) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Parkway or any of its Subsidiaries, (E) all payments required to be made by or with respect to each Parkway Benefit Plan (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been timely made or paid by Parkway or its Subsidiaries in accordance with the provisions of each of the Parkway Benefit Plans and applicable Law and (F) there are no pending or, to Parkway’s knowledge, threatened claims by or on behalf of any Parkway Benefit Plan, by any employee or beneficiary covered under any Parkway Benefit Plan or otherwise involving any Parkway Benefit Plan (other than routine claims for benefits).

(iv) None of Parkway, any of its Subsidiaries or any other entity (whether or not incorporated) that, together with Parkway or a Subsidiary of Parkway, would be treated as a single employer under Section 414 of the Code or Section 4001(b) of ERISA, maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (A) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (B) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (C) any plan or arrangement which provides retiree medical or welfare benefits, except as required by applicable Law.

(v) Except as set forth in Section 3.1(j)(v) of the Parkway Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director, employee or other service provider of Parkway or any of its Subsidiaries under any Parkway Benefit Plan or Contract in effect as of the date of this Agreement, (B) increase any benefits otherwise payable or trigger any other obligation under any Parkway Benefit Plan, (C) result in any acceleration of the time of payment, funding or vesting of any such benefits or (D) result in any limitation on the right of Parkway or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Parkway Benefit Plan or related trust. No Parkway Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(k) Employment and Labor Matters.

(i) (A) Except in accordance with applicable Law, neither Parkway nor any of its Subsidiaries is a party to or bound by any material collective bargaining or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of Parkway or any of its Subsidiaries (“Parkway Employees”), (B) there are no strikes or lockouts with respect to any Parkway Employees pending or, to Parkway’s knowledge, threatened, (C) to the knowledge of Parkway, there is no union organizing effort pending or threatened against Parkway or any of its Subsidiaries, (D) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Parkway, threatened with respect to Parkway Employees, and (E) there is no slowdown or work stoppage in effect or, to the knowledge of Parkway, threatened with respect to Parkway Employees, nor, has Parkway or any of its Subsidiaries experienced any events described in clauses (B), (D) and (E) hereof within the past three (3) years; except, with respect to clauses (B) and (D) hereof, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect.

(ii) Except for such matters as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect, Parkway and its Subsidiaries are, and have been, in compliance with all applicable Laws respecting (A) employment and employment practices, (B) terms and conditions of employment and wages and hours, (C) unfair labor practices and (D) occupational safety and health and immigration.

(l) Absence of Certain Changes. Since December 31, 2015, (i) Parkway and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects and (ii) there has not been a Parkway Material Adverse Effect.

(m) Board Approval. The Board of Directors of Parkway, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, has (i) approved this Agreement and the Houston Stockholders Agreement and declared this Agreement and the Houston Stockholders Agreement and the transactions contemplated hereby and thereby, including the Merger and the Reorganization, to be advisable and in the best interests of Parkway and its stockholders, (ii) resolved to recommend that the stockholders of Parkway approve the Merger and direct that such matter be submitted for consideration by Parkway stockholders at the Parkway Stockholders Meeting and (iii) taken all appropriate and necessary actions to permit the Reorganization by Parkway and its Subsidiaries. Parkway, in its capacity as the sole stockholder of Parkway GP, has taken all actions required for the execution of this Agreement by Parkway LP and the consummation by Parkway LP of the transactions contemplated hereby, including the Reorganization and the adoption of the Parkway LP Amendment pursuant to Section 5.18. Parkway, in its capacity as the sole stockholder of HoustonCo (at the Closing in accordance with this Agreement), will have taken, at Closing, all actions required for the execution of the Houston Stockholders Agreement by HoustonCo and the consummation by HoustonCo of the transactions contemplated thereby. To the knowledge of Parkway, no state takeover statute is applicable to this Agreement, the Merger or the other transactions contemplated hereby or thereby.

(n) Vote Required. (i) The affirmative vote of the holders of the majority of the outstanding shares of Parkway Voting Stock to approve the Merger (the “Parkway Required Stockholders Vote”) and (ii) the affirmative vote of Parkway, as holder of at least sixty-six and two-thirds percent (66 2/3%) of the aggregate percentage interests of all partners of Parkway LP, to approve the Merger (together with the Parkway Required Stockholders Vote, the “Parkway Required Vote”) are the only votes of the holders of any class or series of capital stock of Parkway or of partnership interests of Parkway LP necessary to approve and adopt this Agreement, the Houston Stockholders Agreement, and the transactions contemplated hereby and thereby (including the Merger, the Reorganization, the Parkway LP Amendment and the Cousins Partnership Agreement). Parkway, in its capacity as holder of at least sixty-six and two-thirds percent (66 2/3%) of the aggregate percentage interests of all partners of Parkway LP, has approved the Merger.

(o) Properties.

(i) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect, as of the date hereof, (A) Parkway has delivered to or made available to Cousins a true and complete copy of each lease, sublease, sub-sublease, license and other agreement under which Parkway or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property (each, a “Parkway Lease”), (B) to the knowledge of Parkway, as of the date hereof, each Parkway Lease is in full force and effect, and neither Parkway nor any of its Subsidiaries nor, to the knowledge of Parkway, any other party to a Parkway Lease, is in default beyond any applicable notice and cure period under any Parkway Lease, which default is in effect on the date of this Agreement and (C) neither Parkway, Parkway LP nor any their Subsidiaries has, prior to the date hereof, received from any counterparty under any Parkway Lease that relates to at least 25,000 square feet of net rentable area (the “Material Parkway Lease”) a notice from the tenant of any intention to vacate prior to the end of the term of such Material Parkway Lease. Except as set forth on Section 3.1(o)(i) of the Parkway Disclosure Letter or except as has been resolved prior to the date hereof, as of the date of this Agreement, (1) no tenant under any Material Parkway Lease is currently asserting in writing a right to cancel or terminate such Material Cousins Lease prior to the end of the current term, and (2) neither Parkway, Parkway LP nor any their Subsidiaries has received notice of any insolvency or bankruptcy proceeding involving any tenant under any Material Parkway Lease where such proceeding remains pending.

(ii) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect, Parkway or a Subsidiary of Parkway, or a joint venture of Parkway or any of its Subsidiaries, owns fee simple title to or has a valid leasehold interest in, each of the real properties reflected as an asset on the most recent balance sheet of Parkway included in the Parkway SEC Documents (each a “Parkway Property” and collectively, the “Parkway Properties”), in each case free and clear of all Liens except for (A) debt and other matters set forth in Section 3.1(o)(ii) of the Parkway Disclosure Letter, (B) inchoate mechanics’, workmen’s, repairmen’s and other inchoate Liens imposed for construction work in progress or otherwise incurred in the ordinary course of business, (C) mechanics’, workmen’s and repairmen’s Liens (other than inchoate Liens for work in progress) which have heretofore been bonded or insured, (D) all matters disclosed on existing title policies or surveys, none of which, individually or in the aggregate, would have a material adverse effect on the use and operation of such Parkway Property, (E) real estate Taxes and special assessments not yet due and payable or which are being contested in good faith in the ordinary course of business and (F) Liens and other encumbrances that would not cause a material adverse effect on the value or use of the affected property. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect, none of Parkway nor any Subsidiary of Parkway has received written notice to the effect that there are any condemnation proceedings that are pending or, to the knowledge of Parkway, threatened with respect to any material portion of any of the Parkway Properties. Except for the owners of the properties in which Parkway or any Subsidiary of Parkway has a leasehold interest and except for any Parkway Property that is held by a joint venture or fund, no Person other than Parkway or a Subsidiary of Parkway has any ownership interest in any of the Parkway Properties. Section 3.1(o)(ii) of the Parkway Disclosure Letter contains a complete and accurate list of the street address of each parcel of Parkway Property.

(iii) Policies of title insurance or updates or endorsements have been issued, insuring Parkway’s or the applicable Subsidiary of Parkway’s fee simple title to each of the Parkway Properties owned by Parkway in amounts at least equal to the purchase price paid for ownership of such Parkway Property or such entity that owned such Parkway Properties at the time of the issuance of each such policy, and no material claim has been made against any such policy that has not been resolved. True and correct copies of each of the policies of title insurance or updates or endorsements together with all exception documents referenced therein other than such documents pertaining to utility easements, right of way easements, and other easements for the benefit or use of the public or that do not impose any monetary obligations, has been made available to Cousins.

(iv) Except as set forth on Section 3.1(o)(iv) of the Parkway Disclosure Letter, Parkway and any Subsidiary of Parkway (A) have not received written notice of any structural defects, or violation of Law, relating to any Parkway Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect and (B) have not received written notice of any physical damage to any Parkway Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue.

(v) Except for secured loan documents entered into in the ordinary course of business or as otherwise set forth on Section 3.1(o)(v) of the Parkway Disclosure Letter, there are no written agreements which restrict Parkway or any Subsidiary of Parkway from transferring any of the Parkway Properties, and none of the Parkway Properties is subject to any restriction on the sale or other disposition thereof (other than rights of first offer or rights of first refusal or tenant options as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect) or on the financing or release of financing thereon.

(vi) Parkway and the Subsidiaries of Parkway have good and sufficient title to, or are permitted to use under valid and existing leases, all personal and non-real properties and assets reflected in their books and records as being owned by them or reflected on the most recent balance sheet of Parkway included in the Parkway SEC Documents (except as since sold or otherwise disposed of in the ordinary course of business) or used by them in the ordinary course of business, free and clear of all Liens, and except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect.

(vii) Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parkway Material Adverse Effect, the rent rolls for each of the Parkway Properties, dated as of April 1, 2016, which rent rolls have previously been made available to Cousins by or on behalf of Parkway, Parkway LP or any of their Subsidiaries, correctly (A) reference each Parkway Lease that was in effect as of April 1, 2016 and to which Parkway, Parkway LP or any of their Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Parkway Properties, and (B) identify the rent currently payable and security deposit amounts currently held under the Parkway Leases as of April 1, 2016. All security deposits have been held by Parkway, Parkway LP or one of their Subsidiaries, as applicable, in all material respects in accordance with Law and the applicable Parkway Leases.

(viii) True and complete in all material respects copies of all ground leases pursuant to which Parkway, Parkway LP or any of their Subsidiaries is the lessee of any Parkway Property as of the date hereof, together with all amendments, modifications, supplements, renewals and extensions related thereto, have been made available to Cousins on or prior to the date hereof.

(p) Environmental Matters. Except as set forth in Section 3.1(p) of the Parkway Disclosure Letter or as otherwise would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect:

(i) (A) Parkway, each Parkway Subsidiary and each of the Parkway Properties is in compliance and, except for matters that have been fully and finally resolved, has complied with all applicable Environmental Laws; (B) there is no litigation, investigation, request for information or other claim or proceeding pending or, to the knowledge of Parkway, threatened against Parkway or any Parkway Subsidiary under any applicable Environmental Laws or with respect to Hazardous Materials; and (C) Parkway has not received any written notice of violation or actual or potential liability under any applicable Environmental Laws or with respect to Hazardous Materials that remains unresolved, or that any judicial, administrative or compliance order or claim has been issued against Parkway or any Parkway Subsidiary which remains unresolved.

(ii) To the knowledge of Parkway, neither Parkway nor any Parkway Subsidiary has used, generated, stored, treated or handled any Hazardous Materials on the Parkway Properties in a manner that would reasonably be expected to result in liability under any Environmental Law, and there are currently no underground storage tanks, active or abandoned, used now or in the past for the storage of Hazardous Materials on, in or under any Parkway Properties in violation of applicable Environmental Laws. To the knowledge of Parkway, neither Parkway nor any Parkway Subsidiary nor any other Person has caused a release of or arranged for the disposal or treatment of Hazardous Materials at any site that would reasonably be expected result in liability to Parkway or any Parkway Subsidiary under any Environmental Law.

(iii) To the knowledge of Parkway, all Hazardous Material which has been removed from any Parkway Properties was handled, transported and disposed of at the time of removal in compliance with applicable Environmental Laws.

(q) Intellectual Property. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect, (i) Parkway and its Subsidiaries own or have a valid license to use all trademarks, service marks, trade names, copyrights and patents (including any registrations or applications for registration of any of the foregoing) (collectively, the “Parkway Intellectual Property”) necessary to carry on their business substantially as currently conducted, (ii) neither Parkway nor any such Subsidiary has received any notice of infringement of or conflict with, and to Parkway’s knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any Parkway Intellectual Property and (iii) to Parkway’s knowledge, no Person is infringing on or violating any rights of the Parkway Intellectual Property.

(r) Permits. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect, (i) the permits, licenses, approvals, variances, exemptions, orders, franchises, certifications and authorizations from Governmental Entities and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy (collectively, “Permits”) held by Parkway and its Subsidiaries are valid and sufficient in all respects for all business presently conducted by Parkway and its Subsidiaries and for the operation of the properties of Parkway and its Subsidiaries, (ii) all applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Entities, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Entities and (iii) neither Parkway nor any of its Subsidiaries has received any claim or notice indicating that Parkway or any of its Subsidiaries is currently not in compliance with the terms of any such Permits, and to Parkway’s knowledge no such noncompliance exists.

(s) Insurance. Parkway and its Subsidiaries have obtained and maintained in full force and effect insurance in such amounts, on such terms and covering such risks as Parkway’s management believes is reasonable and customary for its business. Parkway or the applicable Subsidiary of Parkway has paid, or caused to be paid, all premiums due under such policies and is not in default with respect to any obligations under such policies in any material respect. All such policies are valid, outstanding and enforceable and neither Parkway nor any of its Subsidiaries has agreed to modify or cancel any of such insurance policies nor has Parkway or any of its Subsidiaries received any notice of any actual or threatened modification or cancellation of such insurance other than in the ordinary course of business consistent with past practice or such as is normal and customary in Parkway’s industry.

(t) Investment Company Act of 1940. Neither Parkway nor any Subsidiary of Parkway is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(u) Brokers or Finders. Neither Parkway nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement (including the Houston Distribution), except that Parkway has engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Wells Fargo Securities, LLC (“Wells Fargo Securities”) as its financial advisors.

(v) Opinions of Parkway Financial Advisors. The Board of Directors of Parkway has received the separate opinions of BofA Merrill Lynch and Wells Fargo Securities, financial advisors to Parkway, to the effect that, as of the date of such opinions and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Parkway Common Stock.

(w) No Undisclosed Material Liabilities. There are no liabilities or obligations of Parkway or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in Parkway’s most recent balance sheet for the quarter ending March 31, 2016 or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since March 31, 2016; (iii) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect.

(x) Financing.

(i) Parkway has delivered to Cousins true, correct and complete copies, as of the date of this Agreement, of executed commitment letters and any fee letters related thereto (together, and as the same may be amended as permitted by Section 5.14(a), the “Debt Commitment Letters”) between Parkway and the financial institutions identified therein (including any lenders who become party thereto by joinder, the “Lenders”) to provide, subject to the terms and conditions therein, debt financing to a Parkway Subsidiary (“Borrower”) in the amounts set forth therein (collectively, as may be modified or replaced in accordance with Section 5.14(a), the “Debt Financing”). As of the date of this Agreement, (A) the Debt Commitment Letters have not been amended or modified (subject to any flex provisions in any fee letter referred to in the previous sentence), and no such amendment or modification is contemplated and (B) the obligations and commitments contained in the Debt Commitment Letters have not been withdrawn, modified or rescinded in any respect. Parkway and/or its Subsidiaries have fully paid (or are, substantially concurrently with the execution and delivery hereof, fully paying) any and all commitment fees or other fees required by the terms of the Debt Commitment Letters that are payable on or prior to the date hereof. As of the date hereof, each Debt Commitment Letter is (x) a valid and binding obligation of Parkway and, to the knowledge of Parkway, of each of the other parties thereto and (y) in full force and effect.

(ii) As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parkway or, to the knowledge of Parkway, any other parties thereto, or any failure to satisfy a condition precedent, under the Debt Commitment Letters. As of the date of this Agreement, the Debt Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Borrower on the terms therein and all of the provisions that would permit the Lenders to reduce the total amount of the Debt Financing. As of the date of this Agreement, other than the Debt Commitment Letters, there are no side letters or other Contracts or arrangements to which Parkway or any of its Affiliates is a party related to the funding of the full amount of the Debt Financing.

(y) No Additional Representations. Except for the representations and warranties made by Parkway in this Article III, neither Parkway nor any other Person makes any express or implied representation or warranty with respect to Parkway or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated hereby, and Parkway hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parkway nor any other Person makes or has made any representation or warranty to

Cousins, Merger Sub or any of their affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parkway or any of its Subsidiaries or their respective businesses or (ii) any oral or, except for the representations and warranties made by Parkway in this Article III, written information presented to Cousins, Merger Sub or any of their affiliates or Representatives in the course of their due diligence investigation of Parkway, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

Section 3.2 Representations and Warranties of Cousins. Except (x) as set forth in the disclosure letter delivered to Parkway by Cousins on the date hereof (the “Cousins Disclosure Letter”) (it being understood that any matter disclosed pursuant to any section or subsection of the Cousins Disclosure Letter shall be deemed to be disclosed for all purposes of this Agreement and the Cousins Disclosure Letter, as long as the relevance of such disclosure is reasonably apparent on the face of such disclosure) or (y) as disclosed in the Cousins SEC Documents filed with the SEC prior to the date hereof (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of such reports or any other disclosures in such reports to the extent they are predictive or forward-looking in nature), Cousins hereby represents and warrants to Parkway as follows:

(a) Organization, Standing and Power.

(i) Cousins and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with the corporate, partnership or limited liability company (as the case may be) power and authority to own and operate its business as presently conducted. Cousins and each of its Subsidiaries is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership and operation of its properties or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect. Cousins has previously made available to Parkway true and correct copies of the Organizational Documents, as applicable, of Cousins, Merger Sub and their respective Significant Subsidiaries, in each case as in effect as of the date hereof.

(ii) Section 3.2(a)(ii) of the Cousins Disclosure Letter sets forth a true and complete list of the Subsidiaries of Cousins, together with the jurisdiction of organization or incorporation, as the case may be, of each such Subsidiary. Each Subsidiary of Cousins and, to Cousins’s knowledge, each joint venture of Cousins, is in compliance in all material respects with the terms of its Organizational Documents.

(iii) Except as set forth on Section 3.2(a)(iii) of the Cousins Disclosure Letter, neither Cousins nor any of its Subsidiaries directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Subsidiaries of Cousins and investments in short-term investment securities).

(iv) Section 3.2(a)(iv) of the Cousins Disclosure Letter sets forth a true and complete list of each Subsidiary of Cousins that is a REIT, a “qualified REIT subsidiary” within in the meaning of Section 856(i)(2) of the Code or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code.

(b) Capital Structure.

(i) The authorized capital stock of Cousins consists of 350,000,000 shares of Cousins Common Stock, par value $1 per share, 50,000,000 shares of preferred stock, par value $1 per share, 4,000,000 shares of 7 1/3% Series B Cumulative Redeemable Preferred Stock of Cousins, par value $1 per share (the “Cousins Series B Preferred Stock”), and 4,000,000 shares of 7 3/4% Series C Cumulative Redeemable Preferred Stock of Cousins, par value $1 per share (together with the Cousins Series B Preferred Stock, “Cousins Preferred Stock”). The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock and 100 shares of preferred stock, par value, $0.001 per share, of Merger Sub. From the date hereof until immediately prior to the Merger, all of the capital stock or other equity interests of Merger Sub shall be owned, directly or indirectly, by Cousins. As of the close of business on April 25, 2016, (A) 210,107,296 shares of Cousins Common Stock were issued and outstanding, 5,652,824 shares of

Cousins Common Stock were reserved for issuance under the Cousins 2009 Incentive Stock Plan, the Cousins 2005 Restricted Stock Unit Plan, and the Cousins 1999 Incentive Stock Plan (as amended and restated effective as of May 6, 2008) (collectively, the “Cousins Equity Plans”), no shares of Cousins Common Stock were held by Subsidiaries of Cousins and (B) no shares of Cousins Preferred Stock were issued and outstanding. All outstanding shares of Cousins Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights. Section 3.2(b)(i) of the Cousins Disclosure Letter sets forth, with respect to Cousins Equity Plans, as of the close of business on April 25, 2016, (i) the aggregate number of shares of Cousins Common Stock that are subject to Cousins Stock Options, (ii) the aggregate number of shares of Cousins Common Stock that are subject to Cousins Restricted Stock Awards and (iii) the aggregate number of shares of Cousins Common Stock that are subject to Cousins RSU Awards (assuming both target and maximum performance for any such Cousins RSU Awards that are subject to performance-based vesting).

(ii) No Voting Debt of Cousins or any of its Subsidiaries is issued or outstanding.

(iii) Except for (A) this Agreement and (B) awards in respect of Cousins Common Stock issued and outstanding under the Cousins Equity Plans (“Cousins Equity Awards”), there are no options, warrants, calls, rights, commitments or agreements of any character to which Cousins or any Subsidiary of Cousins is a party or by which it or any such Subsidiary is bound obligating Cousins or any Subsidiary of Cousins to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of common stock or any Voting Debt or stock appreciation rights of Cousins or of any Subsidiary of Cousins or obligating Cousins or any Subsidiary of Cousins to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of Cousins or any of its Subsidiaries (1) other than in respect of Cousins Equity Awards under the Cousins Equity Plans, to repurchase, redeem or otherwise acquire any shares of common stock of Cousins or any of its Subsidiaries or (2) pursuant to which Cousins or any of its Subsidiaries is or could be required to register shares of Cousins Common Stock or other securities under the Securities Act.

(c) Authority.

(i) Each of Cousins and Merger Sub has all requisite corporate power and authority to execute, deliver and perform their applicable obligations under this Agreement, the Voting Agreement and the Cousins Stockholders Agreement, and, subject to the receipt of the Cousins Required Vote, to consummate the transactions contemplated hereby and thereby, as applicable. The execution and delivery of this Agreement, the Voting Agreement and the Cousins Stockholders Agreement by Cousins and Merger Sub, as applicable, and the performance by Cousins and Merger Sub, as applicable, of their obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Cousins (in the case of Cousins) and by the Board of Directors of Merger Sub and the sole stockholder of Merger Sub (in the case of Merger Sub) and all other necessary corporate action on the part of Cousins and Merger Sub, other than the receipt of the Cousins Required Vote, and no other corporate proceedings on the part of Cousins or Merger Sub are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement (in the case of Merger Sub and Cousins) and the Voting Agreement (in the case of Cousins) have each been duly and validly executed and delivered by Cousins and Merger Sub, as applicable, and (subject to execution by the other parties thereto) constitutes a valid and binding obligation of each of Cousins and Merger Sub, as applicable, subject to execution by the other parties thereto, enforceable against Cousins and Merger Sub, as applicable, in accordance with its terms, except as enforceability is subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and general equitable principles.

(ii) Except as set forth on Section 3.2(c)(ii) of the Cousins Disclosure Letter, the execution and delivery of this Agreement and the Voting Agreement by Cousins and of this Agreement by Merger Sub does not, and the consummation by Cousins and Merger Sub of the applicable transactions contemplated hereby and thereby, as applicable (including, in each case, the Houston Distribution) will not, and the execution and delivery of the Cousins Stockholders Agreement by Cousins will not, and the consummation of the transactions contemplated thereby will not, (A) subject to the receipt of the Cousins Required Vote, conflict with, or result in any Violation of, any provision of the Organizational Documents of Cousins or any of its Significant Subsidiaries or (B) subject to obtaining or making the notification, filings, consents, approvals, orders, authorizations, registrations, waiting period expirations or terminations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any Contract, Cousins Benefit Plan or Law applicable to Cousins, Merger Sub or any of their Subsidiaries or their respective properties or assets, which Violation under this clause (B) only would have, or would reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect.

(iii) Except for (A) the applicable requirements, if any, of Blue Sky Laws, (B) required filings or approvals under the Exchange Act and the Securities Act, (C) any filings or approvals required under the rules and regulations of the NYSE, (D) any required filings or authorizations, clearances, consents, approvals, or waiting period terminations or expirations under the HSR Act and foreign antitrust, competition or merger control laws and (E) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by the SDAT pursuant to the MGCL no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Cousins or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Cousins or Merger Sub or the Voting Agreement and the Cousins Stockholders Agreement by Cousins or the consummation by Cousins or Merger Sub of the transactions contemplated hereby (including the Houston Distribution) and thereby, as applicable, the failure to make or obtain which would have, or would reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect.

(d) SEC Documents; Regulatory Reports.

(i) Cousins has timely filed or furnished to the SEC all reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2013 together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Cousins SEC Documents”). As of their respective dates, the Cousins SEC Documents at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Cousins SEC Documents, and none of the Cousins SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Cousins included in the Cousins SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present in all material respects the consolidated financial position of Cousins and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(ii) Cousins has established and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Cousins (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Cousins in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Cousins’s management as appropriate to allow timely decisions regarding required disclosure and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Cousins’s outside auditors and the audit committee of the Board of Directors of Cousins (1) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Cousins’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Cousins’s internal control over financial reporting. Since December 31, 2013, any material change in internal control over financial reporting required to be disclosed in any Cousins SEC Document has been so disclosed.

(iii) Cousins has made available to Parkway complete and correct copies of all written correspondence between the SEC on one hand, and Cousins, on the other hand, since December 31, 2013.

(iv) Neither Cousins nor any Subsidiary of Cousins is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Cousins or any Subsidiary of Cousins, on the one hand, and any unconsolidated affiliate of Cousins or any Subsidiary of Cousins, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Cousins or any Subsidiary of Cousins or any of their financial statements or other SEC Documents of Cousins.

(v) Since December 31, 2013, (A) neither Cousins nor any of its Subsidiaries nor, to the knowledge of Cousins, any Representative of Cousins or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Cousins or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2013, including any material complaint, allegation, assertion or claim that Cousins or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (B) to the knowledge of Cousins, no attorney representing Cousins or any of its Subsidiaries, whether or not employed by Cousins or any of its Subsidiaries, has reported to the Board of Directors of Cousins or any committee thereof evidence of a material violation of securities Laws or breach of fiduciary duty relating to periods after December 31, 2013, by Cousins or any of its officers, directors, employees or agents.

(e) Information Supplied. None of the information supplied or to be supplied by Cousins for inclusion or incorporation by reference in (i) the Form S-4 or the Form 10 will, at the time the applicable Form is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Joint Proxy Statement/Prospectus will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) the Houston Distribution Prospectus will, at the date of effectiveness of the Form 10 and of mailing to stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus and Houston Distribution Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Cousins with respect to statements made or incorporated by reference therein based on information supplied by Parkway for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or Houston Distribution Prospectus.

(f) Compliance with Applicable Laws. Cousins and each of its Subsidiaries is in compliance with all Laws applicable to their operations or with respect to which compliance is a condition of engaging in the business thereof, except to the extent that failure to comply would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect. Neither Cousins nor any of its Subsidiaries has received any written notice since December 31, 2013 asserting a failure, or possible failure, to comply with any such Law, the subject of which written notice has not been resolved as required thereby or otherwise to the reasonable satisfaction of the party sending the notice, except for (i) matters being contested in good faith and set forth in Section 3.2(f) of the Cousins Disclosure Letter and (ii) such failures as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect.

(g) Legal Proceedings. There is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Cousins, threatened in writing, against or affecting Cousins or any of its Subsidiaries as to which there is a significant possibility of an adverse outcome which would have, or would reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect, nor is there any judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against Cousins or any Subsidiary of Cousins which would have, or would reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect.

(h) Taxes. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect:

(i) Cousins and each of its Subsidiaries have (A) duly filed (or there have been filed on their behalf) with the appropriate taxing authority all Tax Returns required to be filed by them (after giving effect to any extensions), and such Tax Returns are true, correct and complete, (B) duly paid in full (or there has been paid on their behalf), or made adequate provision for, all Taxes required to be paid by them and (C) withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party;

(ii) none of Cousins nor or any of its Subsidiaries has received a written claim, or to the knowledge of Cousins, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;

(iii) there are no disputes, audits, examinations or proceedings pending (or threatened in writing), or claims asserted, for Taxes upon Cousins or any of its Subsidiaries, and none of Cousins nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes;

(iv) none of Cousins nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a taxing authority or has entered into any written agreement with a taxing authority with respect to any Taxes;

(v) none of Cousins nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect;

(vi) there are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Cousins or any of their Subsidiaries, and, after the Closing Date, none of Cousins or any of their Subsidiaries shall be bound by any such Tax allocation or sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date (in each case, excluding customary tax indemnities included in loan agreements and commercial agreements entered into in the ordinary course of business);

(vii) none of Cousins or any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Cousins or a Subsidiary of Cousins) or (B) has any liability for the Taxes of any Person (other than any Cousins or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

(viii) Cousins (A) for all taxable years commencing with its taxable year ended December 31, 2006 through its taxable year ended December 31 immediately prior to the Effective Time, has elected and has been subject to federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for federal Tax purposes for such years, (B) at all times since such date, has operated in such a manner so as to qualify as a REIT for federal Tax purposes and will continue to operate (in each case, without regard to the REIT distribution requirements in the year that includes the Effective Time) through the Effective Time in such a manner so as to so qualify for the taxable year that includes the Closing Date and (C) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to the knowledge of Cousins, threatened. Each Subsidiary of Cousins has been since the later of its acquisition or formation and continues to be treated for federal and state income Tax purposes as (A) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (B) a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code, (C) a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code or (D) a REIT. Section 3.2(h) of the Cousins Disclosure Letter sets forth each asset of Cousins and Subsidiaries of Cousins which would be subject to rules similar to Section 1374 of the Code. With respect to each such asset, Section 3.2(h) of the Cousins Disclosure Letter sets forth (A) the amount of any gain that could be subject to Tax pursuant to such rules, based on the estimate of value of such asset at the relevant date that a determination thereof is required to be made under such rules and (B) the date after which such gain will no longer be subject to Tax pursuant to such rules;

(ix) none of Cousins nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2);

(x) none of Cousins nor any of its Subsidiaries (other than taxable REIT subsidiaries) currently has or, as of December 31 of any taxable year through and including the taxable year ended December 31 immediately prior to the Effective Time, has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code;

(xi) there are no Tax Protection Agreements to which any of Cousins or any of its Subsidiaries is a party (a “Cousins Tax Protection Agreement”) currently in force, and no person has raised, or to the knowledge of Cousins threatened to raise, a material claim against Cousins or any of its Subsidiaries for any breach of any Cousins Tax Protection Agreement, and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Cousins Tax Protection Agreement;

(xii) as of the date of this Agreement, Cousins is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; and

(xiii) none of Cousins nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(i) Material Contracts. Section 3.2(i) of the Cousins Disclosure Letter sets forth a list of all Cousins Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Cousins Material Contract” means any Contract to which Cousins or any of its Subsidiaries is a party to or bound that: (i) is required to be filed as an exhibit to Cousins’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Exchange Act, (ii) relates to any partnership, joint venture, co-investment or similar agreement with any third parties requiring aggregate payments after the date hereof by Cousins or any of its Subsidiaries of Cousins pursuant to any such partnership, joint venture, co-investment or similar agreement in excess of $10,000,000, or involving value or assets in excess of $10,000,000, (iii) contains any non-compete or exclusivity provision or otherwise limits in any material respect the ability of Cousins or any of its Subsidiaries to engage in any line of business in any geographic area, except for any such provision that may be contained in Cousins Leases entered into in the ordinary course of business consistent with past practice, (iv) involves the future disposition or acquisition of assets or properties with a fair market value in excess of $25,000,000, or any merger, consolidation or similar business combination transaction, (v) obligates Cousins or any of its Subsidiaries to make non-discretionary expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $1,000,000 in any 12-month period, or $5,000,000, in the aggregate over the term of such Contract, except for any Cousins Lease or any ground lease pursuant to which any third party is a lessee or sublessee on any Cousins Property or (vi) evidences a capitalized lease obligation or other Indebtedness to any Person, or any guaranty thereof, in excess of $5,000,000, other than any Contract in respect of a ground lease or office leases or obligations thereunder. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect, each of the Cousins Material Contracts is a legal, valid, and binding obligation of Cousins or the Subsidiary of Cousins that is a party thereto, and, to Cousins’s knowledge, the other parties thereto, enforceable against Cousins and its Subsidiaries and, to Cousins’s knowledge, the other parties thereto in accordance with its terms, except as such enforceability is subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and general equitable principles. None of Cousins or any of its Subsidiaries is, and to Cousins’s knowledge no other party is, in breach, default or violation (and no event has occurred or not occurred through Cousins’s or any Subsidiary of Cousins’s action or inaction or, to Cousins’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Cousins Material Contract to which Cousins or any Subsidiary of Cousins is now a party, or by which any of them or their respective properties or assets may be bound, except for such breaches, defaults or violations as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect.

(j) Benefit Plans.

(i) Section 3.2(j)(i) of the Cousins Disclosure Letter contains a true, complete and correct list of each material Benefit Plan sponsored, maintained or contributed by Cousins or any of its Subsidiaries, or which Cousins or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, other than any plan or program maintained by a Governmental Entity to which Cousins or its Subsidiaries contribute pursuant to applicable Law (the “Cousins Benefit Plans”). No Cousins Benefit Plan is established or maintained outside of the United States or for the benefit of current or former employees of Cousins or any of its Subsidiaries residing outside of the United States.

(ii) Cousins has delivered or made available to Parkway a true, correct and complete copy of each Cousins Benefit Plan and, with respect thereto, if applicable, (A) all amendments, trust (or other funding vehicle) agreements, summary plan descriptions and insurance contracts, (B) the most recent annual report (Form 5500 series including, where applicable, all schedules and actuarial and accountants’ reports) filed with the IRS and the most recent actuarial report or other financial statement relating to such Cousins Benefit Plan, (C) the most recent determination or opinion letter from the IRS for such Cousins Benefit Plan and (D) any notice to or from the IRS or any office or representative of the Department of Labor relating to any unresolved compliance issues in respect of such Cousins Benefit Plan.

(iii) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect, (A) each Cousins Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code and in each case the regulations thereunder, (B) each Cousins Benefit Plan intended to be “qualified” under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification from the IRS or is entitled to rely on an advisory or opinion letter as to its qualification issued with respect to an IRS approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, (C) neither Cousins nor its Subsidiaries has engaged in a transaction that has resulted in, or could result in, the assessment of a civil penalty upon Cousins or any of its Subsidiaries pursuant to Section 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code that has not been satisfied in full, (D) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Cousins or any of its Subsidiaries, (E) all payments required to be made by or with respect to each Cousins Benefit Plan (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been timely made or paid by Cousins or its Subsidiaries in accordance with the provisions of each of the Cousins Benefit Plans and applicable Law and (F) there are no pending or, to Cousins’s knowledge, threatened claims by or on behalf of any Cousins Benefit Plan, by any employee or beneficiary covered under any Cousins Benefit Plan or otherwise involving any Cousins Benefit Plan (other than routine claims for benefits).

(iv) None of Cousins, any of its Subsidiaries or any other entity (whether or not incorporated) that, together with Cousins or a Subsidiary of Cousins, would be treated as a single employer under Section 414 of the Code or Section 4001(b) of ERISA, maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (A) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (B) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (C) any plan or arrangement which provides for retiree medical or welfare benefits, except as required by applicable Law.

(v) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director, employee or other service provider of Cousins or its Subsidiaries under any Cousins Benefit Plan or otherwise, (B) increase any benefits otherwise payable or trigger any other obligation under any Cousins Benefit Plan, (C) result in any acceleration of the time of payment, funding or vesting of any such benefits or (D) result in any limitation on the right of Cousins or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Cousins Benefit Plan or related trust. No Cousins Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(k) Employment and Labor Matters.

(i) (A) Except in accordance with applicable Law, neither Cousins nor any of its Subsidiaries is a party to or bound by any material collective bargaining or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of Cousins or any of its Subsidiaries (“Cousins Employees”), (B) there are no strikes or lockouts with respect to any Cousins Employees pending or, to Cousins’s knowledge, threatened, (C) to the knowledge of Cousins, there is no union organizing effort pending or threatened against Cousins or any of its Subsidiaries, (D) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Cousins, threatened with respect to Cousins Employees and (E) there is no slowdown or work stoppage in effect or, to the knowledge of Cousins, threatened with respect to Cousins Employees, nor, has Cousins or any of its Subsidiaries experienced any events described in clauses (B), (D) and (E) hereof within the past three (3) years; except, with respect to clauses (B) and (D) hereof, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect.

(ii) Except for such matters as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect, Cousins and its Subsidiaries are, and have been, in compliance with all applicable Laws respecting (A) employment and employment practices, (B) terms and conditions of employment and wages and hours, (C) unfair labor practices and (D) occupational safety and health and immigration.

(l) Absence of Certain Changes. Since December 31, 2015, (i) Cousins and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects and (ii) there has not been a Cousins Material Adverse Effect.

(m) Board Approval. The Board of Directors of Cousins, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held has (i) approved this Agreement, the Cousins Stockholders Agreement and the Voting Agreement and declared this Agreement, the Cousins Stockholders Agreement and the Voting Agreement and the transactions contemplated hereby and thereby, including the Merger, the Reorganization, the issuance of Cousins Common Stock in connection with the Merger (the “Cousins Stock Issuance”), an amendment to the articles of incorporation of Cousins to authorize additional shares of Cousins Common Stock (the “Cousins Articles Amendment”) and to create a new class of, and authorize shares of, Cousins Limited Voting Preferred Stock, in each case on the terms set forth herein, to be advisable and in the best interests of Cousins and its stockholders, (ii) upon the terms and subject to the conditions of this Agreement, resolved to recommend that the stockholders of Cousins approve the Cousins Stock Issuance and the Cousins Articles Amendment, and direct that such matters be submitted for consideration by Cousins stockholders at the Cousins Stockholders Meeting, (iii) taken all appropriate and necessary actions to render any and all limitations on ownership of shares of Cousins Common Stock, as set forth in the Organizational Documents of Cousins, inapplicable to the Merger and the other transactions contemplated by this Agreement and (iv) taken all appropriate and necessary actions to permit the Reorganization by Cousins and its Subsidiaries. The Board of Directors of Merger Sub, by unanimous written consent has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, to be advisable and in the best interests of Merger Sub and its sole stockholder upon the terms and subject to the conditions of this Agreement. To the knowledge of Cousins, no state takeover statute is applicable to this Agreement, the Cousins Stockholders Agreement, the Voting Agreement, the Merger or the other transactions contemplated hereby or thereby.

(n) Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Cousins Common Stock to approve (i) the Cousins Stock Issuance and (ii) the Cousins Articles Amendment (collectively, the “Cousins Required Vote”) are the only votes of the holders of any class or series of shares of capital stock of Cousins necessary to approve and adopt this Agreement, the Cousins Stockholders Agreement and the Voting Agreement and the transactions contemplated hereby and thereby (including the Merger and the Reorganization).

(o) Properties.

(i) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect, as of the date hereof, (A) Cousins has delivered to or made available to Parkway a true and complete copy of each lease, sublease, sub-sublease, license and other agreement under which Cousins or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property (each, a “Cousins Lease”), (B) to the knowledge of Cousins, as of the date hereof, each Cousins Lease is in full force and effect, and neither Cousins nor any of its Subsidiaries nor, to the knowledge of Cousins, any other party to a Cousins Lease, is in default beyond any applicable notice and cure period under any Cousins Lease, which default is in effect on the date of this Agreement and (C) neither Cousins nor any of its Subsidiaries has, prior to the date hereof, received from any counterparty under any Cousins Lease that relates to at least 25,000 square feet of net rentable area (the “Material Cousins Leases”) a notice from the tenant of any intention to vacate prior to the end of the term of such Material Cousins Lease. Except as set forth in Section 3.2(o)(i) of the Cousins Disclosure Letter or except as has been resolved prior to the date hereof, as of the date of this Agreement, (1) no tenant under any Material Cousins Lease is currently asserting in writing a right to cancel or terminate such Material Cousins Lease prior to the end of the current term, and (2) none of Cousins or any Cousins Subsidiary has received notice of any insolvency or bankruptcy proceeding involving any tenant under any Material Cousins Lease where such proceeding remains pending.

(ii) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect, Cousins, or a Subsidiary of Cousins, or a joint venture of

Cousins or any of its Subsidiaries, owns fee simple title to or has a valid leasehold interest in, each of the real properties reflected as an asset on the most recent balance sheet of Cousins included in the Cousins SEC Documents (each a “Cousins Property” and collectively, the “Cousins Properties”), in each case free and clear of all Liens except for (A) debt and other matters set forth in Section 3.2(o)(ii) of the Cousins Disclosure Letter, (B) inchoate mechanics’, workmen’s, repairmen’s and other inchoate Liens imposed for construction work in progress or otherwise incurred in the ordinary course of business, (C) mechanics’, workmen’s and repairmen’s Liens (other than inchoate Liens for work in progress) which have heretofore been bonded or insured, (D) all matters disclosed on existing title policies or surveys, none of which, individually or in the aggregate, would have a material adverse effect on the use and operation of such Cousins Property, (E) real estate Taxes and special assessments not yet due and payable or which are being contested in good faith in the ordinary course of business and (F) Liens and other encumbrances that would not cause a material adverse effect on the value or use of the affected property. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect, none of Cousins, nor any Subsidiary of Cousins has received written notice to the effect that there are any condemnation proceedings that are pending or, to the knowledge of Cousins, threatened with respect to any material portion of any of the Cousins Properties. Except for the owners of the properties in which Cousins or any Subsidiary of Cousins has a leasehold interest and except for any Cousins Property that is held by a joint venture or fund, no Person other than Cousins or a Subsidiary of Cousins has any ownership interest in any of the Cousins Properties. Section 3.2(o)(ii) of the Cousins Disclosure Letter contains a complete and accurate list of the street address of each parcel of Cousins Property.

(iii) Policies of title insurance or updates or endorsements have been issued, insuring Cousins’s or the applicable Subsidiary of Cousins’s fee simple title to each of the Cousins Properties owned by Cousins in amounts at least equal to the purchase price paid for ownership of such Cousins Property or such entity that owned such Cousins Properties at the time of the issuance of each such policy, and no material claim has been made against any such policy that has not been resolved. True and correct copies of each of the policies of title insurance or updates or endorsements together with all exception documents referenced therein other than such documents pertaining to utility easements, right of way easements, and other easements for the benefit or use of the public or that do not impose any monetary obligations, has been made available to Parkway.

(iv) Cousins or any Subsidiary of Cousins (A) have not received written notice of any structural defects, or violation of Law, relating to any Cousins Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect and (B) have not received written notice of any physical damage to any Cousins Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue.

(v) Except for secured loan documents entered into in the ordinary course of business or as otherwise set forth on Section 3.2(o)(v) of the Cousins Disclosure Letter, there are no written agreements which restrict Cousins or any Subsidiary of Cousins from transferring any of the Cousins Properties, and none of the Cousins Properties is subject to any restriction on the sale or other disposition thereof (other than rights of first offer or rights of first refusal or tenant options as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect) or on the financing or release of financing thereon.

(vi) Cousins and the Subsidiaries of Cousins have good and sufficient title to, or are permitted to use under valid and existing leases, all personal and non-real properties and assets reflected in their books and records as being owned by them or reflected on the most recent balance sheet of Cousins included in the Cousins SEC Documents (except as since sold or otherwise disposed of in the ordinary course of business) or used by them in the ordinary course of business, free and clear of all Liens, and except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect.

(vii) Except as set forth on Section 3.2(o)(vii) of the Cousins Disclosure Letter or otherwise for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Cousins Material Adverse Effect, the rent rolls for each of the Cousins Properties, dated as of April 1, 2016, which rent rolls have previously been made available to Parkway by or on behalf of Cousins or any of its Subsidiaries, correctly (A) reference each Cousins Lease that was in effect as of April 1, 2016 and to which Cousins or any of its Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Cousins Properties, and (B) identify the rent currently payable and security deposit amounts currently held under the Cousins Leases as of April 1, 2016. All security deposits have been held by Cousins or one of its Subsidiaries, as applicable, in all material respects in accordance with Law and the applicable Cousins Leases.

(viii) True and complete in all material respects copies of all ground leases pursuant to which Cousins or any of its Subsidiaries is the lessee of any Cousins Property as of the date hereof, together with all amendments, modifications, supplements, renewals and extensions related thereto, have been made available to Parkway on or prior to the date hereof.

(p) Environmental Matters. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect:

(i) (A) Cousins, each Subsidiary of Cousins and each of the Cousins Properties is in compliance and, except for matters that have been fully and finally resolved, has complied with all applicable Environmental Laws; (B) there is no litigation, investigation, request for information or other claim or proceeding pending or, to the knowledge of Cousins, threatened against Cousins or any Subsidiary of Cousins under any applicable Environmental Laws or with respect to Hazardous Materials; and (C) Cousins has not received any written notice of violation or actual or potential liability under any applicable Environmental Laws or with respect to Hazardous Materials that remains unresolved, or that any judicial, administrative or compliance order or claim has been issued against Cousins or any Subsidiary of Cousins which remains unresolved;

(ii) to the knowledge of Cousins, neither Cousins nor any Subsidiary of Cousins has used, generated, stored, treated or handled any Hazardous Materials on the Cousins Properties in a manner that would reasonably be expected to result in liability under any Environmental Law, and there are currently no underground storage tanks, active or abandoned, used now or in the past for the storage of Hazardous Materials on, in or under any Cousins Properties in violation of applicable Environmental Laws. To the knowledge of Cousins, neither Cousins nor any Subsidiary of Cousins nor any other Person has caused a release of or arranged for the disposal or treatment of Hazardous Materials at any site that would reasonably be expected result in liability to Cousins or any Cousins Subsidiary under any Environmental Law; and

(iii) to the knowledge of Cousins, all Hazardous Material which has been removed from any Cousins Properties was handled, transported and disposed of at the time of removal in compliance with applicable Environmental Laws.

(q) Intellectual Property. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect, (i) Cousins and its Subsidiaries own or have a valid license to use all trademarks, service marks, trade names, copyrights and patents (including any registrations or applications for registration of any of the foregoing) (collectively, the “Cousins Intellectual Property”) necessary to carry on their business substantially as currently conducted, (ii) neither Cousins nor any such Subsidiary has received any notice of infringement of or conflict with, and to Cousins’s knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any Cousins Intellectual Property and (iii) to Cousins’s knowledge, no Person is infringing on or violating any rights of the Cousins Intellectual Property.

(r) Permits. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect, (i) the Permits held by Cousins and its Subsidiaries are valid and sufficient in all respects for all business presently conducted by Cousins and its Subsidiaries and for the operation of the properties of Cousins and its Subsidiaries, (ii) all applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Entities, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Entities and (iii) neither Cousins nor any of its Subsidiaries has received any claim or notice indicating that Cousins or any of its Subsidiaries is currently not in compliance with the terms of any such Permits, and to Cousins’s knowledge no such noncompliance exists.

(s) Insurance. Cousins and its Subsidiaries have obtained and maintained in full force and effect insurance in such amounts, on such terms and covering such risks as Cousins’s management believes is reasonable and customary for its business. Cousins or the applicable Subsidiary of Cousins has paid, or caused to be paid, all premiums due under such policies and is not in default with respect to any obligations under such policies in any material respect. All such policies are valid, outstanding and enforceable and neither Cousins nor any of its Subsidiaries has agreed to modify or cancel any of such insurance policies nor has Cousins or any of its Subsidiaries received any notice of any actual or threatened modification or cancellation of such insurance other than in the ordinary course of business consistent with past practice or such as is normal and customary in Cousins’s industry.

(t) Investment Company Act of 1940. Neither Cousins nor any Subsidiary of Cousins is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(u) Activities of Merger Sub. Merger Sub was formed on April 19, 2016, in each case solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub has engaged in no other business activities, has no liabilities or obligations and has conducted its operations only as contemplated hereby.

(v) Brokers or Finders. Neither Cousins nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Cousins has engaged Goldman Sachs & Co. and J.P. Morgan Securities LLC as its financial advisors.

(w) Opinion of Cousins Financial Advisor. The Board of Directors of Cousins has received the oral opinion (to be confirmed in writing) of Goldman, Sachs & Co., financial advisor to Cousins, to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters to be set forth in the written opinion, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Cousins.

(x) No Undisclosed Material Liabilities. There are no liabilities or obligations of Cousins or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in Cousins’s most recent balance sheet for the quarter ending March 31, 2016 or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the March 31, 2016; (iii) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect.

(y) No Additional Representations. Except for the representations and warranties made by Cousins in this Article III, neither Cousins nor any other Person makes any express or implied representation or warranty with respect to Cousins or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated hereby, and Cousins hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Cousins nor any other Person makes or has made any representation or warranty to

Parkway, Parkway LP or any of their affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Cousins or any of its Subsidiaries or their respective businesses, or (ii) any oral or, except for the representations and warranties made by Parkway in this Article III, written information presented to Parkway, Parkway LP or any of their affiliates or Representatives in the course of their due diligence investigation of Cousins, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1 Covenants of Parkway. (a) From and after the date hereof until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except as (i) expressly contemplated or permitted by this Agreement, (ii) to the extent required in order to effect the Reorganization, on the terms and conditions set forth herein, (iii) to the extent required in order to effect the Houston Distribution, on the terms and conditions set forth herein, (iv) set forth in Section 4.1(a) of the Parkway Disclosure Letter, (v) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parkway or any of its Subsidiaries, or (vi) with Cousins’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), Parkway agrees as to itself and its Subsidiaries that such entities shall carry on their respective businesses in the ordinary course consistent with past practice, shall use their reasonable best efforts to maintain their material assets and properties in their current condition in all material respects (normal wear and tear and damage caused by casualty or by any reason outside of Parkway and its Subsidiaries’ control excepted), shall use commercially reasonable efforts to preserve Parkway’s business organization intact, and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors and tenants, shall use commercially reasonable efforts to maintain all insurance policies and shall maintain the status of Parkway as a REIT; provided, however, that no action by Parkway and its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Parkway agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except as (1) expressly contemplated or permitted by this Agreement, (2) to the extent required in order to effect the Reorganization, on the terms and conditions set forth herein, (3) to the extent required in order to effect the Houston Distribution, on the terms and conditions set forth herein, (4) set forth in Section 4.1(b) of the Parkway Disclosure Letter, (5) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parkway or any of its Subsidiaries, or (6) with Cousins’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), such entities shall not:

(i) enter into any new material line of business or create any new operating partnerships or Significant Subsidiaries;

(ii) except (A) as permitted by Section 5.10, (B) for the regular distributions that are required to be made in respect of the Parkway Partnership Units in connection with any dividends paid on the Parkway Common Stock, (C) for payment of any accrued dividends, dividend equivalents or other distributions pursuant to any Parkway Equity Awards or Parkway Partnership LTIP Units in accordance with the terms thereof as in effect on the date of this Agreement (or, in the case of Parkway Equity Awards issued in accordance with this Agreement following the date hereof, in accordance with the terms thereof), (D) for dividends by a Subsidiary of Parkway to Parkway or a Subsidiary of Parkway and (E) for distributions by any entity in which Parkway owns an interest that is not a Subsidiary of, directly or indirectly, of Parkway in accordance with the requirements of the organizational documents of such other entity in which Parkway owns an interest, declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, partnership interests, or other equity interests;

(iii) (A) split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (B) repurchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than (1) redemption or exchange of Parkway Partnership Units pursuant to the Parkway Partnership Agreement, (2) the redemption of shares of Parkway Limited Voting Stock in accordance with their terms, (3) as required pursuant to Section 5.18 or (4) acquisitions of shares of Parkway Common Stock tendered by holders of Parkway Equity Awards in accordance with the terms of the applicable Parkway Equity Plan and awards as in effect on the date of this Agreement in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto;

(iv) except for (A) issuances of shares of Parkway Common Stock upon the exercise or settlement of Parkway Equity Awards or Parkway Partnership LTIP Units in accordance with the terms of the applicable Parkway Equity Plan and awards or such Parkway Partnership LTIP Units as in effect on the date of this Agreement (or, in the case of Parkway Equity Awards issued in accordance with this Agreement following the date hereof, in accordance with the terms thereof), (B) issuances under the Parkway ESPPs (subject to the restrictions set forth in Section 2.6, and provided that such shares are purchased on the open market) or the Parkway DRIP, (C) exchanges of Parkway Partnership Units for Parkway Common Stock in accordance with the Parkway Partnership Agreement, (D) issuances of Parkway Partnership Units upon conversion of Parkway Partnership LTIP Units pursuant to Section 2.5(c), (E) issuances by a Subsidiary of its capital stock to its parent or to another wholly owned Subsidiary of Parkway or (F) as set forth on Section 4.1(b)(iv) of the Parkway Disclosure Letter, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or that of a Subsidiary of Parkway, any Voting Debt, any stock appreciation rights, stock options, restricted shares or other equity-based awards (whether discretionary, formulaic or automatic grants and whether under the Parkway Equity Plan or otherwise) or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing;

(v) amend or propose to amend the Organizational Documents of Parkway, Parkway LP (except as required pursuant to Section 5.18) or their respective Subsidiaries, or enter into, or, except as permitted by Section 4.1(b)(vi) or 4.1(b)(vii), permit any Subsidiary to enter into, a plan of consolidation, merger or reorganization with any person other than a wholly owned Subsidiary of Parkway;

(vi) other than acquisitions (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise) and other business combinations (collectively, “Acquisitions”) (A) that would not reasonably be expected to materially delay, impede or affect the consummation of the transactions contemplated by this Agreement in the manner contemplated hereby and for which the fair market value of the total consideration paid by Parkway and its Subsidiaries in such Acquisitions does not exceed $10,000,000 individually, or $15,000,000 per calendar quarter in the aggregate, (B) as required by any Parkway Lease as set forth on Section 4.1(b)(vi) of the Parkway Disclosure Letter, (C) as required by any “put” right or other similar option exercised by a third party pursuant to any Contract to which Parkway, Parkway LP or any of their Subsidiaries is party and which Contract is set forth on Section 4.1(b)(vi) of the Parkway Disclosure Letter and (D) as set forth on Section 4.1(b)(vi) of the Parkway Disclosure Letter, acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any real property, any personal property, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets; provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the consummation of the Merger, (y) acquisitions pursuant to agreements, arrangements or understandings existing on the date of this Agreement, or (z) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

(vii) other than (A) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the consummation of the Merger, (B) dispositions referred to in Parkway SEC Documents filed prior to the date of this Agreement, (C) other activities involving non-real estate assets in the ordinary course of business consistent with past practice, (D) as required by any “call” right or other similar option exercised by a third party pursuant to any Contract to which Parkway, Parkway LP or any of their Subsidiaries is party and which Contract is set forth on Section 4.1(b)(vii) of the Parkway Disclosure Letter, (E) other dispositions of assets (including Subsidiaries) if the fair market value of the total consideration received therefrom does not exceed $10,000,000 individually, or $15,000,000 per calendar quarter in the aggregate, (F) any Asset Sales (but solely to the extent permitted by Section 5.15), and (G) as set forth on Section 4.1(b)(vii) of the Parkway Disclosure Letter, sell, assign, encumber (except for such encumbrances securing Indebtedness incurred pursuant to Section 4.1(b)(viii)(A) (but solely with respect to the assets securing the Indebtedness being refinanced thereby) or Section 4.1(b)(viii)(D) (but solely as and to the extent expressly described on Section 4.1(b)(viii) of the Parkway Disclosure Letter)) or otherwise dispose of any of its assets (including capital stock of its Subsidiaries and Indebtedness of others held by Parkway and its Subsidiaries) which are material, individually or in the aggregate, to Parkway;

(viii) incur, create or assume, refinance, replace or prepay any Indebtedness (or modify any of the material terms of any outstanding Indebtedness), guarantee any Indebtedness of any Person or issue or sell any warrants or rights to acquire any Indebtedness of Parkway or any of its Subsidiaries, other than (A) refinancing, replacing or prepaying any Indebtedness of Parkway or any of its Subsidiaries maturing no later than 12 months following the date of such refinancing, replacement or prepayment, with the proceeds of Refinancing Debt, (B) Indebtedness of any wholly owned Subsidiary of Parkway to Parkway or to another wholly owned Subsidiary of Parkway, (C) Indebtedness of any Subsidiary of Parkway to or among one of its wholly owned Subsidiaries, (D) Indebtedness as set forth in Section 4.1(b)(viii) of the Parkway Disclosure Letter, and (E) any borrowings under the Parkway Credit Agreement in the ordinary course of business consistent with past practice; provided that, solely for purposes of the foregoing in this clause (viii), “wholly owned Subsidiary” of Parkway means a Subsidiary of Parkway, at least 90% of the outstanding voting securities of which are owned, directly or indirectly, by Parkway; provided further that Parkway shall inform Cousins within ten (10) calendar days after the end of each fiscal quarter regarding the current Net Debt and the current Cash of Parkway as of the end of such quarter, along with the internally generated roll forward schedule for its Net Debt and Cash for the succeeding three quarters. As used in the foregoing proviso, “Net Debt” means, as of any date, an amount equal to (i) Parkway’s share of the total outstanding principal balance of Indebtedness of Parkway, on a consolidated basis, minus (ii) Parkway’s share of the total amount of unrestricted and unencumbered cash and cash equivalents, on a consolidated basis, and “Cash” means the amount of unrestricted and unencumbered cash in United States Dollars.

(ix) except as disclosed in any Parkway SEC Document filed prior to the date of this Agreement, fail to maintain all financial books and records in all material respects in accordance with GAAP or change its methods of accounting in effect as of December 31, 2015, except as required by changes in GAAP as concurred in by Parkway’s independent auditors;

(x) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

(xi) other than (A) any action permitted under clauses (A) through (E) of Section 4.1(b)(viii), under Section 4.1(b)(xviii) or under Section 4.1(b)(xix), (B) any termination, modification or renewal in accordance with the terms of any existing Parkway Material Contract that occurs automatically without any action by Parkway, Parkway LP or any of their Subsidiaries, (C) in connection with any Tenant Improvements at any of the Parkway Properties, but solely to the extent required pursuant to the terms of the applicable Parkway Lease, including any new lease or amendment thereto pursuant to Section 4.1(b)(xix) below, or (D) as may be reasonably necessary to comply with the terms of this Agreement, terminate, cancel, renew or request or agree to any material amendment or material modification to, material change in, or material waiver under or assignment of, any Parkway Material Contract or enter into or materially amend any Contract that, if existing on the date of this Agreement, would be a Parkway Material Contract;

(xii) except as set forth in Section 4.1(b)(xii) of the Parkway Disclosure Letter, waive the excess share provision of the Organizational Documents of Parkway or any of its Subsidiaries for any Person (other than Cousins, Cousins LP, HoustonCo, Merger Sub or any of their Subsidiaries);

(xiii) take any action, or fail to take any action, which would reasonably be expected to cause Parkway to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as a partnership or disregarded entity for federal income tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xiv) make or commit to make any capital expenditures in excess of $2,000,000 in the aggregate, other than (A) as set forth on Section 4.1(b)(xiv) of the Parkway Disclosure Letter, (B) in connection with any Tenant Improvements at any of the Parkway Properties solely to the extent required pursuant to the terms of the applicable Parkway Lease, including any new lease or amendment thereto pursuant to Section 4.1(b)(xix) below (provided, however, (x) commitments for Tenant Improvements with respect to Parkway Small Leases shall not exceed $10,000,000 in the aggregate and (y) the aggregate of all capital expenditures plus commitments for Tenant Improvements with respect to Parkway Small Leases shall not exceed $10,000,000), (C) for the alteration of a Parkway Property pursuant to construction or landlord work obligations created in the ordinary course of business and in accordance with the terms of a Parkway Lease, in an amount not to exceed $2,000,000 with respect to any Parkway Lease or $10,000,000 in the aggregate, (D) in the ordinary course of business consistent with past practice and (E) as necessary to repair and/or prevent damage to any of the Parkway Properties or as is necessary in the event of an emergency situation after prior notice to Cousins, and if the same is not covered by applicable insurance, in an amount not to exceed $2,000,000 with respect to any Parkway Lease or $10,000,000 in the aggregate (provided, that if the nature of such emergency renders prior notice to Cousins impracticable, Parkway shall provide notice to Cousins as promptly as practicable after making such capital expenditure);

(xv) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xvi) except as set forth in Section 4.1(b)(xvi) of the Parkway Disclosure Letter, make, change or rescind any material Tax election or change a material method of Tax accounting, amend any material Tax Return, or settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, or enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund except in each case (x) in the ordinary course of business consistent with past practice, (y) as required by law, or (z) as necessary (i) to preserve the status of Parkway as a REIT under the Code, or (ii) to qualify or preserve the status of any Subsidiary of Parkway as a partnership or disregarded entity for federal income tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be; provided, however, that with respect to any item set forth in Section 4.1(b)(xvi) of the Parkway Disclosure Letter, Cousins shall have the reasonable opportunity to review and comment on each such item, as set forth in Section 4.1(b)(xvi) of the Parkway Disclosure Letter;

(xvii) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or lesser than the amounts specifically reserved with respect thereto on the most recent balance sheet of Parkway and its consolidated Subsidiaries included in the Parkway SEC Documents or (y) that do not exceed $2,000,000 individually or $5,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Parkway or any of its Subsidiaries or the Surviving Corporation following the Effective Time, and (C) do not provide for any admission of material liability by Parkway or any of its Subsidiaries, excluding in each case any matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 4.1(b)(xvi));

(xviii) except as set forth on Section 4.1(b)(xviii) of the Parkway Disclosure Letter, (A) increase the compensation, bonus or pension, welfare, severance or other benefits payable or provided to, or pay any bonus to, or grant any new cash- or equity-based awards (including Parkway Equity Awards) or long-term cash awards to, any current or former directors, employees or other service providers of Parkway or any of its Subsidiaries, (B) grant or provide any change of control, severance or retention payments or benefits to any current or former director, employee or other service provider of Parkway or any of its Subsidiaries, (C) establish, adopt, enter into or amend any Parkway Benefit Plan or any other plan, policy, program, agreement or arrangement that would be a Parkway Benefit Plan if in effect on the date hereof, other than immaterial amendments that do not result in an increase in cost to Parkway or its Affiliates of maintaining such Parkway Benefit Plan or other plan, trust, fund, policy or arrangement that would be a Parkway Benefit Plan if in effect on the date hereof, (D) enter into or amend any collective bargaining agreement or similar agreement, or (E) hire any new employee of Parkway or its Subsidiaries, other than to replace employees who terminate employment following the date of this Agreement, provided that such employee’s total annual compensation opportunity does not exceed $150,000; (F) promote or terminate the employment (other than for cause) of any employee of Parkway or its Subsidiaries who has a total annual compensation opportunity in excess of $150,000 (in the case of promotion, whether before or after such promotion) or (G) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Parkway Benefit Plan or other plan, trust, fund, policy or arrangement that would be a Parkway Benefit Plan if in effect on the date hereof;

(xix) enter into, renew, modify, amend or terminate, waive, release, compromise or assign any rights or claims under, any Parkway Lease (or any lease for real property that, if existing as of the date hereof, would be a Parkway Lease), except for (A) entering into any new lease or renewing or modifying any Parkway Lease in the ordinary course of business consistent with past practice on market terms and where any such new lease or Parkway Lease (1) relates to premises of no more than 50,000 square feet and (2) requires no more than $2,000,000 in capital commitments, (B) terminating any Parkway Lease as a result of a default by the counterparty to such Parkway Lease (in accordance with the terms of such Parkway Lease and subject to any applicable cure period therein), (C) any termination, modification or renewal in accordance with the terms of any existing Parkway Lease that occurs automatically without any action (other than notice of renewal) by Parkway, Parkway LP or any of their Subsidiaries or (D) as set forth in Section 4.1(b)(xix) of the Parkway Disclosure Letter;

(xx) form any new funds, non-traded real estate investment trusts or other pooled investment vehicles;

(xxi) effect any deed in lieu of foreclosure, or sell, lease, assign, encumber or transfer to a lender any property securing Indebtedness owed to such lender; or

(xxii) agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parkway from taking any action at any time or from time to time, that in the reasonable judgment of the Board of Directors of Parkway, upon advice of counsel to Parkway, is reasonably necessary for Parkway to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to stockholders of Parkway or holders of Parkway Partnership Units in accordance with this Agreement or otherwise or to qualify or preserve the status of any Parkway Subsidiary as a disregarded entity or partnership or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code.

(d) Parkway shall (i) deliver to Hogan Lovells US LLP (or other Parkway counsel reasonably satisfactory to Cousins) an officer’s certificate, dated as of the Closing Date, signed by an officer of Parkway and Parkway LP and in form and substance reasonably satisfactory to Cousins (a “Parkway REIT Opinion Tax Representation Letter”), containing representations of Parkway and Parkway LP (x) as shall be reasonably necessary or appropriate to enable Hogan Lovells US LLP (or other Parkway counsel reasonably satisfactory to Cousins) to render the opinion described in Section 6.3(d) on the Closing Date and (y) which reflect reasonable due inquiry with the assistance of nationally recognized tax counsel and/or a “Big Four” accounting firm; and (ii) deliver to Hogan Lovells US LLP (or other Parkway counsel reasonably satisfactory to Cousins) and

Wachtell, Lipton, Rosen & Katz (or other Cousins advisor reasonably satisfactory to Parkway) an officer’s certificate, dated as of the Closing Date, signed by an officer of Parkway and Parkway LP, in customary form and substance (a “Parkway Merger Opinion Tax Representation Letter”), containing representations of Parkway and Parkway LP as shall be reasonably necessary or appropriate to enable Hogan Lovells US LLP (or other Parkway counsel reasonably satisfactory to Cousins) to render an opinion on the Closing Date, as described in Section 6.2(c), and Wachtell, Lipton, Rosen & Katz (or other Cousins counsel reasonably satisfactory to Parkway) to render an opinion on the Closing Date as described in Section 6.3(c).

(e) Notwithstanding anything to the contrary set forth in this Agreement, (i) nothing contained in this Agreement shall give Cousins, directly or indirectly, the right to control or direct Parkway’s or Parkway’s Subsidiaries’ operations prior to the Closing, (ii) prior to the Closing, Parkway shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Cousins shall be required with respect to any matter set forth in Section 4.1 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable law.

Section 4.2 Covenants of Cousins. (a) From and after the date hereof until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except as (i) expressly contemplated or permitted by this Agreement, (ii) to the extent required in order to effect the Reorganization, on the terms and conditions set forth herein, (iii) to the extent required in order to effect the Houston Distribution, on the terms and conditions set forth herein, (iv) set forth in Section 4.2(a) of the Cousins Disclosure Letter, (v) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Cousins or any of its Subsidiaries, or (vi) with Parkway’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), Cousins agrees as to itself and its Subsidiaries that such entities shall carry on their respective businesses in the ordinary course consistent with past practice, shall use their reasonable best efforts to maintain their material assets and properties in their current condition in all material respects (normal wear and tear and damage caused by casualty or by any reason outside of Parkway and its Subsidiaries’ control excepted), shall use commercially reasonable efforts to preserve Cousins’s business organization intact, and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors and tenants, shall use commercially reasonable efforts to maintain all insurance policies and shall maintain the status of Cousins as a REIT; provided, however, that no action by Cousins and its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Cousins agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except as (1) expressly contemplated or permitted by this Agreement, (2) to the extent required in order to effect the Reorganization, on the terms and conditions set forth herein, (3) to the extent required in order to effect the Houston Distribution, on the terms and conditions set forth herein, (4) set forth in Section 4.2(b) of the Cousins Disclosure Letter, (5) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Cousins or any of its Subsidiaries, (6) with Parkway’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), such entities shall not:

(i) enter into any new material line of business or create any new operating partnerships or Significant Subsidiaries;

(ii) except (A) as permitted by Section 5.10, (B) for payment of any accrued dividends, dividend equivalents or other distributions pursuant to any Cousins Equity Awards in accordance with the terms thereof as in effect on the date of this Agreement (or, in the case of Cousins Equity Awards issued in accordance with this Agreement following the date hereof, in accordance with the terms thereof), (C) for dividends by a Subsidiary of Cousins to its parent or a Subsidiary of Cousins or (D) distributions by any entity in which Cousins owns an interest that is not, directly or indirectly, a Subsidiary of Cousins, in accordance with the requirements of the organizational documents of such other entity in which Cousins owns an interest, declare, set aside or pay any dividends on or make other distributions in respect of any of its shares of common stock or other equity interests;

(iii) (A) split, combine, subdivide or reclassify any of its shares of common stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, its shares of common stock, or (B) repurchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire any of its shares of common stock or any securities convertible into or exercisable for any of its shares of common stock, other than for acquisitions of Cousins Common Stock tendered by holders of Cousins Equity Awards under the Cousins Equity Plans in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto;

(iv) except for (A) issuances of Cousins Common Stock upon the exercise or settlement of Cousins Equity Awards in accordance with the terms of the applicable Cousins Equity Plan and applicable Cousins Equity Awards in effect on the date of this Agreement (or, in the case of Cousins Equity Awards issued in accordance with this Agreement following the date hereof, in accordance with the terms thereof) and (B) issuances by a Subsidiary of its capital stock to its parent or to another wholly owned Subsidiary of Cousins, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any of its shares of common stock or those of a Subsidiary of Cousins, any Voting Debt, any share appreciation rights, share options, restricted shares or other equity-based awards (whether discretionary, formulaic or automatic grants and whether under the Cousins Equity Plans or otherwise) or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing;

(v) amend or propose to amend the Organizational Documents of Cousins, Merger Sub or their respective Significant Subsidiaries, or enter into, or, except as permitted by Section 4.2(b)(vi) or 4.2(b)(vii), permit any Subsidiary to enter into, a plan of consolidation, merger or reorganization with any person other than a wholly owned Subsidiary of Cousins;

(vi) other than Acquisitions (A) that would not reasonably be expected to materially delay, impede or affect the consummation of the transactions contemplated by this Agreement in the manner contemplated hereby for which the fair market value of the total consideration paid by Cousins and its Subsidiaries in such Acquisitions does not exceed $10,000,000 individually, or $15,000,000 per calendar quarter in the aggregate, (B) as required by any Cousins Lease as set forth on Section 4.2(b)(vi) of the Cousins Disclosure Letter, (C) as required by any “put” right or other similar option exercised by a third party pursuant to any Contract to which Cousins or any of its Subsidiaries is a party as set forth on Section 4.2(b)(vi) of the Cousins Disclosure Letter and (D) as set forth on Section 4.2(b)(vi) of the Cousins Disclosure Letter, acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any real property, any personal property, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets; provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the consummation of the Merger, (y) acquisitions pursuant to agreements, arrangements or understandings existing on the date of this Agreement, or (z) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

(vii) other than (A) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the consummation of the Merger, (B) dispositions referred to in Cousins SEC Documents filed prior to the date of this Agreement, (C) other activities involving non-real estate assets in the ordinary course of business consistent with past practice, (D) as required by any “call” right or other similar option exercised by a third party pursuant to any Contract to which Cousins or any of its Subsidiaries is party as set forth on Section 4.2(b)(vii) of the Cousins Disclosure Letter, and(E) other dispositions of assets (including Subsidiaries) if the fair market value of the total consideration received therefrom does not exceed $10,000,000 individually, or $15,000,000 per calendar quarter in the aggregate and (F) as set forth on Section 4.2(b)(vii) of the Cousins Disclosure Letter, sell, assign, encumber (except for such encumbrances securing Indebtedness incurred pursuant Section 4.2(b)(viii)(A) (but solely with respect to the assets securing the Indebtedness being refinanced thereby) or Section 4.2(b)(viii)(D) (but solely as and to the extent expressly described on Schedule 4.2(b)(viii) of the Cousins Disclosure Letter)) or otherwise dispose of any of its assets (including capital stock of its Subsidiaries and Indebtedness of others held by Cousins and its Subsidiaries) which are material, individually or in the aggregate, to Cousins;

(viii) incur, create or assume, refinance, replace or prepay any Indebtedness (or modify any of the material terms of any outstanding Indebtedness), guarantee any Indebtedness of any Person or issue or sell any warrants or rights to acquire any Indebtedness of Cousins or any of its Subsidiaries, other than (A) refinancing, replacing or prepaying any Indebtedness of Cousins or any of its Subsidiaries maturing no later than 12 months following the date of such refinancing, replacement or prepayment, with the proceeds of Refinancing Debt, (B) Indebtedness of any wholly owned Subsidiary of Cousins to Cousins or to another wholly owned Subsidiary of Cousins, (C) Indebtedness of any Subsidiary of Cousins to or among one of its wholly owned Subsidiaries, (D) Indebtedness as set forth in Section 4.2(b)(viii) of the Cousins Disclosure Letter, and (E) any borrowings under the Cousins Credit Agreement in the ordinary course of business consistent with past practice; provided that, solely for purposes of the foregoing in this clause (viii), “wholly owned Subsidiary” of Cousins means a Subsidiary of Cousins, at least 90% of the outstanding voting securities of which are owned, directly or indirectly, by Cousins;

(ix) except as disclosed in any Cousins SEC Document filed prior to the date of this Agreement, fail to maintain all financial books and records in all material respects in accordance with GAAP or change its methods of accounting in effect as of December 31, 2015, except as required by changes in GAAP as concurred in by Cousins’s independent auditors;

(x) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

(xi) other than (A) any action permitted under clauses (A) through (E) of Section 4.2(b)(viii), (B) any termination, modification or renewal in accordance with the terms of any existing Cousins Material Contract that occurs automatically without any action by Cousins or any of its Subsidiaries, (C) in connection with any Tenant Improvements at any of the Cousins Properties, but solely to the extent required pursuant to the terms of the applicable Cousins Lease, including any new lease or amendment thereto pursuant to Section 4.2(b)(xix) below or (D) as may be reasonably necessary to comply with the terms of this Agreement, terminate, cancel, renew or request or agree to any material amendment or material modification to, material change in, or material waiver under or assignment of, any Cousins Material Contract or enter into or materially amend any Contract that, if existing on the date of this Agreement, would be a Cousins Material Contract;

(xii) waive the excess share provision of the Organizational Documents of Cousins or any of its Subsidiaries for any Person (other than Parkway, Parkway LP or any of their respective Subsidiaries or any Subsidiaries of Cousins);

(xiii) take any action, or fail to take any action, which would reasonably be expected to cause Cousins to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as a partnership or disregarded entity for federal income tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xiv) make or commit to make any capital expenditures in excess of $2,000,000 in the aggregate, other than (A) as set forth on Section 4.2(b)(xiv) of the Cousins Disclosure Letter, (B) in connection with any Tenant Improvements at any of the Cousins Properties solely to the extent required pursuant to the terms of the applicable Cousins Lease, including any new lease or amendment thereto pursuant to Section 4.2(b)(xix) below, (C) for the alteration of a Cousins Property pursuant to construction or landlord work obligations created in the ordinary course of business and in accordance with the terms of the applicable Cousins Lease, in an amount not to exceed $2,000,000 with respect to any Cousins Lease or $10,000,000 in the aggregate,

(D) in the ordinary course of business consistent with past practice and (E) as necessary to repair and/or prevent damage to any of the Cousins Properties or as is necessary in the event of an emergency situation after prior notice to Parkway, and if the same is not covered by applicable insurance, in an amount not to exceed $2,000,000 with respect to any Cousins Property or $10,000,000 in the aggregate (provided, that if the nature of such emergency renders prior notice to Parkway impracticable, Cousins shall provide notice to Parkway as promptly as practicable after making such capital expenditure);

(xv) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xvi) make, change or rescind any material Tax election or change a material method of Tax accounting, amend any material Tax Return, or settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, or enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund except in each case (x) in the ordinary course of business consistent with past practice, (y) as required by law, or (z) as necessary (i) to preserve the status of Cousins as a REIT under the Code, or (ii) to qualify or preserve the status of any Subsidiary of Cousins as a partnership or disregarded entity for federal income tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xvii) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or lesser than the amounts specifically reserved with respect thereto on the most recent balance sheet of Cousins and its consolidated Subsidiaries included in the Cousins SEC Documents or (y) that do not exceed $2,000,000 individually or $5,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Cousins or any of its Subsidiaries or the Surviving Corporation following the Effective Time, and (C) do not provide for any admission of material liability by Cousins or any of its Subsidiaries, excluding in each case any matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 4.2(b)(xvi));

(xviii) except as set forth on Section 4.2(b)(xviii) of the Cousins Disclosure Letter, (A) increase the compensation, bonus or pension, welfare, severance or other benefits payable or provided to, or pay any bonus to, or grant any new cash- or equity-based awards (including Cousins Equity Awards) or long-term cash awards to, any current or former directors, employees or other service providers of Cousins or any of its Subsidiaries, (B) grant or provide any change of control, severance or retention payments or benefits to any current or former director, employee or other service provider of Cousins or any of its Subsidiaries, (C) establish, adopt, enter into or amend any Cousins Benefit Plan or any other plan, policy, program, agreement or arrangement that would be a Cousins Benefit Plan if in effect on the date hereof, other than immaterial amendments that do not result in an increase in cost to Cousins or its Affiliates of maintaining such Cousins Benefit Plan or other plan, trust, fund, policy or arrangement that would be a Cousins Benefit Plan if in effect on the date hereof, (D) enter into or amend any collective bargaining agreement or similar agreement, or (E) hire any new employee of Cousins or its Subsidiaries, other than to replace employees who terminate employment following the date of this Agreement, provided that such employee’s total annual compensation opportunity does not exceed $150,000; (F) promote or terminate the employment (other than for cause) of any employee of Cousins or its Subsidiaries who has a total annual compensation opportunity in excess of $150,000 (in the case of promotion, whether before or after such promotion) or (G) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Cousins Benefit Plan or other plan, trust, fund, policy or arrangement that would be a Cousins Benefit Plan if in effect on the date hereof;

(xix) enter into, renew, modify, amend or terminate, waive, release, compromise or assign any rights or claims under, any Cousins Lease (or any lease for real property that, if existing as of the date hereof, would be a Cousins Lease), except for (A) entering into any new lease or renewing or modifying any Cousins Lease in the ordinary course of business consistent with past practice on market terms and where any such new lease or Cousins Lease (1) relates to premises of no more than 50,000 square feet and (2) requires no more than $2,000,000 in capital commitments, (B) terminating any Cousins Lease as a result of a default by the counterparty to such Cousins Lease (in accordance with the terms of such Cousins Lease and subject to any applicable cure period therein), (C) any termination, modification or renewal in accordance with the terms of any existing Cousins Lease that occurs automatically without any action (other than notice of renewal) by Cousins or any of its Subsidiaries or (D) as set forth in Section 4.2(b)(xix) of the Cousins Disclosure Letter;

(xx) Form any new funds, non-traded real estate investment trusts or other pooled investment vehicles;

(xxi) effect any deed in lieu of foreclosure, or sell, lease, assign, encumber or transfer to a lender any property securing Indebtedness owed to such lender; or

(xxii) agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.2.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Cousins from taking any action, at any time or from time to time, that in the reasonable judgment of the Board of Directors of Cousins to continue to avoid incurring entity level income or excise Taxes under the Code or, upon advice of counsel to Cousins, is reasonably necessary for Cousins to maintain its qualification as a REIT under the Code, including making dividend or other distribution payments to stockholders of Cousins in accordance with this Agreement or otherwise or to qualify or preserve the status of any Subsidiary of Cousins as a disregarded entity or partnership or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code.

(d) Cousins shall (i) deliver to Cousins counsel reasonably satisfactory to Parkway (“Cousins REIT Counsel”) an officer’s certificate, dated as of the Closing Date, signed by an officer of Cousins and Merger Sub in form and substance reasonably satisfactory to Parkway (a “Cousins REIT Opinion Tax Representation Letter”) containing representations of Cousins and Merger Sub (x) as shall be reasonably necessary or appropriate to enable Cousins REIT Counsel to render the opinion described in Section 6.2(d) on the Closing Date and (y) which reflect reasonable due inquiry with the assistance of nationally recognized tax counsel and/or a “Big Four” accounting firm; and (ii) deliver to Wachtell, Lipton, Rosen & Katz (or other Cousins counsel reasonably satisfactory to Parkway) and Hogan Lovells US LLP (or other Parkway counsel reasonably satisfactory to Cousins) an officer’s certificate, dated as of the Closing Date, signed by an officer of Cousins, in customary form and substance (a “Cousins Merger Opinion Tax Representation Letter”), containing representations of Cousins as shall be reasonably necessary or appropriate to enable Wachtell, Lipton, Rosen & Katz (or other Cousins counsel reasonably satisfactory to Parkway) to render an opinion on the effective date of the Closing Date, as described in Section 6.3(c), respectively, and Hogan Lovells US LLP (or other Parkway counsel reasonably satisfactory to Cousins) to render an opinion on the Closing Date as described in Section 6.2(c).

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Preparation of Proxy Statement; Stockholders Meetings. (a) As promptly as reasonably practicable following the date hereof, each of the parties hereto shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the Parkway stockholders at the Parkway Stockholders Meeting and to the Cousins stockholders at the Cousins Stockholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Cousins (and, if required, Merger Sub) shall prepare and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy

Statement/Prospectus shall be a part) with respect to the Cousins Stock Issuance (such Form S-4, and any amendments or supplements thereto, the “Form S-4”). Each of the parties hereto shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. Parkway and Cousins shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings made with the SEC. Each party shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the Merger, and each party shall furnish all information concerning it and the holders of its capital stock or shares of common stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parkway Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If, at any time prior to the Effective Time, any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party, and such information should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Parkway and Cousins.

(b) Parkway shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Parkway Stockholders Meeting”) for the purpose of obtaining the Parkway Required Stockholders Vote. Unless a Change in Parkway Recommendation has occurred in accordance with Section 5.4, the Board of Directors of Parkway shall use its reasonable best efforts to obtain from the stockholders of Parkway the Parkway Required Stockholders Vote. Parkway covenants that, unless a Change in Parkway Recommendation has occurred in accordance with Section 5.4, Parkway will, through its Board of Directors, recommend to its stockholders approval of the Merger and further covenants that the Joint Proxy Statement/Prospectus and the Form S-4 will include such recommendation. Notwithstanding the foregoing provisions of this Section 5.1(b), if, on a date for which the Parkway Stockholders Meeting is scheduled, Parkway has not received proxies representing a sufficient number of shares of Parkway Common Stock to obtain the Parkway Required Stockholders Vote, whether or not a quorum is present, Parkway shall have the right to make one or more successive postponements or adjournments of the Parkway Stockholders Meeting; provided that the Parkway Stockholders Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Parkway Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Parkway agrees that, unless this Agreement shall have been terminated in accordance with Section 7.1, its obligations to hold the Parkway Stockholders Meeting pursuant to this Section 5.1(b) shall not be affected by the commencement, public proposal, public disclosure or communication to Parkway of any Acquisition Proposal or by any Change in Parkway Recommendation.

(c) Cousins shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Cousins Stockholders Meeting”) for the purpose of obtaining the Cousins Required Vote. Unless a Change in Cousins Recommendation has occurred in accordance with Section 5.4, the Board of Directors of Cousins shall use its reasonable best efforts to obtain from the stockholders of Cousins the Cousins Required Vote. Cousins covenants that, unless a Change in Cousins Recommendation has occurred in accordance with Section 5.4,

Cousins will, through its Board of Directors, recommend to its stockholders approval of the Merger and further covenants that the Joint Proxy Statement/Prospectus and the Form S-4 will include such recommendation. Notwithstanding the foregoing provisions of this Section 5.1(c), if, on a date for which the Cousins Stockholders Meeting is scheduled, Cousins has not received proxies representing a sufficient number of shares of Cousins Common Stock to obtain the Cousins Required Vote, whether or not a quorum is present, Cousins shall have the right to make one or more successive postponements or adjournments of the Cousins Stockholders Meeting; provided that the Cousins Stockholders Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Cousins Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Cousins agrees that, unless this Agreement shall have been terminated in accordance with Section 7.1, its obligations to hold the Cousins Stockholders Meeting pursuant to this Section 5.1(c) shall not be affected by the commencement, public proposal, public disclosure or communication to Cousins of any Acquisition Proposal or by any Change in Cousins Recommendation.

(d) Each of the parties hereto shall use their reasonable best efforts to cause the Parkway Stockholders Meeting and the Cousins Stockholders Meeting to be held on the same date.

Section 5.2 Access to Information.

(a) Upon reasonable notice, each of the parties hereto shall (and shall cause each of their respective Subsidiaries to) afford to the Representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties (other than for purposes of invasive testing), books, contracts, records and Representatives, and, during such period, each of the parties hereto shall (and shall cause each of their respective Subsidiaries to) make available to the other, upon the other’s reasonable request, (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities laws, or the rules and regulations of self-regulatory organizations (other than reports or documents which such party is not permitted to disclose under applicable Law) and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any Law, rule, regulation, order, judgment or decree or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. For the avoidance of doubt, each party may, as it deems advisable and necessary, designate any competitively sensitive materials provided under this Section 5.2 (or elsewhere in the Agreement) as “outside counsel only” or “outside accounting firm only.” Such materials and the information contained therein shall be given only to the recipient’s outside counsel or accounting firm, as the case may be, and will not be disclosed by such outside counsel or accounting firm to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(b) Parkway shall, and shall cause each of its Subsidiaries to, afford Cousins, its Subsidiaries, and any nationally recognized accounting firm selected by Cousins access to all of their properties, offices, books, contracts, commitments, personnel and records, and any other items as Cousins or its Subsidiaries or such accounting firm may reasonably request to enable Cousins and its Subsidiaries and such accounting firm to reasonably confirm the accuracy of the representations and warranties in Section 3.1(h)(viii)(A) and (B).

(c) The parties will hold any such information which is nonpublic in confidence to the extent required by, and in accordance with, the provisions of the letter dated June 15, 2015, between Parkway and Cousins, as amended (the “Confidentiality Agreement”), which Confidentiality Agreement will remain in full force and effect.

(d) No such investigation by either Parkway or Cousins shall affect the representations and warranties of the other.

Section 5.3 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each of the parties hereto agrees to (i) use its reasonable best efforts to cooperate with the other party in determining which filings are required to be made prior to the Closing with, and which consents, clearances, approvals, waiting period expirations or terminations, permits or authorizations are required to be obtained prior to the Closing from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and in timely making all such filings, (ii) promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such information and reasonable assistance as such other party and its affiliates may reasonably request in connection with their preparation of necessary filings, registrations and submissions of information to any Governmental Entity, (iii) supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to any applicable Laws by any Governmental Entity, and (iv) take or cause to be taken all other actions necessary, proper or advisable to obtain applicable clearances, consents, authorizations, approvals or waivers and cause the expiration or termination of the applicable waiting periods with respect to the Merger and the other transactions contemplated by this Agreement under any applicable Laws as promptly as practicable.

(b) Each of the parties hereto shall, in connection with the efforts referenced in Section 5.3(b), use its reasonable best efforts to: (i) cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other party of any communication concerning this Agreement or any of the transactions contemplated hereby to that party from or with any Governmental Entity and consider in good faith the views of the other party and keep the other party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with any written notices or other communications received by such party from, or given by such party to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one party’s valuation of the other party may be redacted; and (iii) permit the other party to review in draft any proposed communication to be submitted by it to any Governmental Entity with reasonable time and opportunity to comment, and consult with each other in advance of any in-person or telephonic meeting or conference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Entity or Person, not agree to participate in any meeting or discussion with any Governmental Entity relating to any filings or investigations concerning this Agreement and or any of the transactions contemplated hereby unless invites the other party’s Representatives to attend in accordance with applicable Laws. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 5.3 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c) In furtherance and not in limitation of the foregoing, each of the parties hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Laws, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed).

(d) Each of Parkway, the Board of Directors of Parkway, Cousins and the Board of Directors of Cousins shall, if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger, or any other transactions contemplated hereby, use all reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated hereby.

(e) Each party shall reasonably consult and cooperate with the other in connection with any renegotiation or dissolution of any of their respective funds.

Section 5.4 Acquisition Proposals. (a) Each of Parkway and Cousins agrees that neither it nor any of its Subsidiaries nor any of the officers, and directors of it or its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Significant Subsidiaries or any purchase or sale of 20% or more of the consolidated assets (including stock or other ownership interests of its Subsidiaries) of it and its Subsidiaries determined on a fair market value basis, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders or other equity interest holders of such person) beneficially owning securities representing 20% or more of its total voting power (or of the surviving parent entity in such transaction) or the voting power of any of its Significant Subsidiaries, in each case, other than any proposal, offer or transaction related to any Asset Sale or the Reorganization (any such proposal, offer or transaction (other than a proposal or offer made by one party to this Agreement or an affiliate thereof and other than any proposal, offer or transaction related to any Asset Sale or the Reorganization) being hereinafter referred to as an “Acquisition Proposal”), (ii) participate in any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal (an “Acquisition Agreement”) or (iv) propose or agree to do any of the foregoing.

(b)

(i) Notwithstanding the foregoing, the Board of Directors of Parkway and the Board of Directors of Cousins shall each be permitted, prior to its respective meeting of stockholders to be held pursuant to Section 5.1, and subject to compliance with the other terms of this Section 5.4 and to first entering into a confidentiality agreement having provisions that are no less favorable to such party than those contained in the Confidentiality Agreement (provided that such agreement need not contain any standstill or similar provision prohibiting the making of an Acquisition Proposal), to engage in discussions and negotiations with, or provide any nonpublic information or data to, any Person in response to an unsolicited bona fide written Acquisition Proposal by such Person first made after the date of this Agreement (that did not result from a breach of this Section 5.4) and which the Board of Directors of Parkway or the Board of Directors of Cousins, as applicable, concludes in good faith (after consultation with outside legal counsel and financial advisors) constitutes or is reasonably likely to result in a Superior Proposal, if and only to the extent that the directors of Parkway or of Cousins, as applicable, conclude in good faith (after consultation with their outside legal counsel) that failure to do so would reasonably be expected to result in a breach of their duties to the stockholders of Parkway or of Cousins, as applicable. Parkway or Cousins, as applicable, shall provide the other with a copy of any nonpublic information or data provided to a third party pursuant to the prior sentence prior to or simultaneously with furnishing such information to such third party (except to the extent that such nonpublic information or data shall have been previously provided to the other party).

(ii) Each party shall notify the other party promptly (but in no event later than twenty-four (24) hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to such party or any of its Subsidiaries by any person that informs such party or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal, or any inquiry from any person seeking to have discussions or negotiations with such party relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Each party shall also promptly, and in any event within twenty-four (24) hours, notify the other party, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 5.4(b) and keep the other party informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto. Notwithstanding anything to the contrary in this Agreement, each party may contact any Person submitting an Acquisition Proposal after the date of this Agreement (that did not result from a breach of this Section 5.4) to clarify and understand the terms of the Acquisition Proposal so as to determine whether such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal.

(iii) Except as provided in Section 5.4(b)(iv) or Section 5.4(b)(v), neither the Board of Directors of Parkway, the Board of Directors of Cousins, nor any committee thereof shall withhold, withdraw or modify in any manner adverse to the other party, or propose publicly to withhold, withdraw or modify in any manner adverse to the other party, the approval, recommendation or declaration of advisability by the Board of Directors of Parkway or the Board of Directors of Cousins, as applicable, or any such committee thereof with respect to this Agreement or the transactions contemplated hereby (a “Change in Parkway Recommendation” or a “Change in Cousins Recommendation,” respectively).

(iv) Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, the Board of Directors of Parkway or Board of Directors of Cousins, as applicable, may make a Change in Parkway Recommendation or a Change in Cousins Recommendation, as applicable (and in the event that the Board of Directors of Parkway or Board of Directors of Cousins, as applicable, determines such Acquisition Proposal to be a Superior Proposal, in accordance with this Section 5.4, terminate this Agreement pursuant to Section 7.1(d)(i), with respect to Parkway, and Section 7.1(e)(i), with respect to Cousins), in each case (including with respect to any such termination), if and only if (A) an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of this Section 5.4) is made to Parkway or Cousins, as applicable, by a third party, and such Acquisition Proposal is not withdrawn, (B) the Board of Directors of Parkway or the Board of Directors of Cousins, as applicable, has concluded in good faith (after consultation with outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the directors of Parkway or of Cousins, as applicable, have concluded in good faith (after consultation with their outside legal counsel) that failure to do so would reasonably be expected to result in a breach of their duties to the stockholders of Parkway or of Cousins, as applicable, (D) five (5) Business Days (the “Notice Period”) shall have elapsed since the party proposing to take such action has given written notice to the other party advising such other party that the notifying party intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of any such Superior Proposal that is the basis of the proposed action (a “Notice of Recommendation Change”) (it being understood that any amendment to any material term of such Superior Proposal shall require a new Notice of Recommendation Change and a new Notice Period), (E) during the Notice Period, the notifying party has considered and, at the reasonable request of the other party, engaged in good faith discussions with such party regarding, any adjustment or modification of the terms of this Agreement proposed by the other party, and (F) the directors of the party proposing to take such action, following the Notice Period, again reasonably determines in good faith (after consultation with outside legal counsel, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other party) that failure to do so would reasonably be expected to result in a breach of their duties to the stockholders of such party.

(v) Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to an Acquisition Proposal, the Board of Directors of Parkway or Board of Directors of Cousins, as applicable, may make a Change in Parkway Recommendation or a Change in Cousins Recommendation, as applicable, if and only if (A) a material development or change in circumstances has occurred or arisen after the date of this Agreement that was neither known to such party nor reasonably foreseeable as of the date of this Agreement (and which change or development does not relate to an Acquisition Proposal), (B) the directors of the party proposing to take such action have first reasonably determined in good faith (after consultation with outside legal counsel) that failure to do so would reasonably be expected to result in a breach of their duties to the stockholders of such party, (C) the Notice Period shall have elapsed since the party proposing to take such action has given a Notice of Recommendation Change to the other party advising that the notifying party intends to take such action and specifying in reasonable detail the reasons therefor, (D) during the Notice Period, the notifying party has considered and, at the reasonable request of the other party, engaged in good faith discussions with such party regarding, any adjustment or modification of the terms of this Agreement proposed by the other party, and (E) the directors of the party proposing to take such action, following the Notice Period, again reasonably determine in good faith (after consultation with outside legal counsel, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other party) that failure to do so would reasonably be expected to result in a breach of their duties to the stockholders of such party.

(vi) Nothing contained in this Section 5.4 shall prohibit either party or its Subsidiaries from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement, including Section 7.1(d) or Section 7.1(e), as applicable; and provided, further that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Board of Directors of such party, as applicable, with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change in Parkway Recommendation or Change in Cousins Recommendation, as applicable, unless the Board of Directors of such party, in connection with such communication publicly states that its recommendation with respect to this Agreement and the transactions contemplated hereby has not changed or refers to the prior recommendation of such party, without disclosing any Change in Parkway Recommendation or Change in Cousins Recommendation, as applicable.

(c) Each of Parkway and Cousins agrees that (i) it will and will cause its Subsidiaries, and its and their Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) except, with respect to Parkway, as set forth in Section 5.4(c) of the Parkway Disclosure Letter, it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal, and will use reasonable efforts to enforce the provisions of such agreements. Each of Parkway and Cousins agrees that it will use its reasonable best efforts to promptly inform its, and its Subsidiaries’, respective Representatives of the obligations undertaken in this Section 5.4.

(d) Neither party shall submit to the vote of its stockholders any Acquisition Proposal other than the Merger and the other transactions contemplated hereby prior to the termination of this Agreement.

(e) For purposes of this Agreement, “Superior Proposal” for Parkway or Cousins means a bona fide written Acquisition Proposal that the Board of Directors of Parkway or Board of Directors of Cousins, respectively, concludes in good faith, after consultation with its financial advisors and outside legal counsel, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the stockholders of Parkway or Cousins, respectively, than the transactions contemplated by this Agreement, and (ii) is reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in Section 5.4(a), except that the reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “75% or more.”

Section 5.5 NYSE Listing. Cousins shall use reasonable best efforts to cause (a) the shares of Cousins Common Stock to be issued in the Merger and (b) the shares of Cousins Common Stock to be reserved for issuance upon exercise or settlement of Cousins Equity Awards to be approved for listing on the NYSE, subject to official notice of issuance.

Section 5.6 Employee Matters.

(a) For a period of one (1) year following the Effective Time (or, if earlier, the date of the applicable employee’s termination of employment), Cousins shall provide, or shall cause to be provided, to each employee of Parkway and its Subsidiaries who is employed by Cousins or its Subsidiaries as of the Effective Time (the “Continuing Employees”), (i) at least the base compensation provided to such Continuing Employee immediately prior to the Effective Time; (ii) an annual bonus opportunity that is no less favorable than is provided to a similarly situated employee of Cousins or its Subsidiaries; (iii) long-term incentive award opportunities, whether cash or equity, that are no less favorable than are provided to a similarly situated employee of Cousins or its Subsidiaries; (iv) severance benefits that are no less favorable, in the aggregate, than the severance benefits that would have been provided to such Continuing Employee pursuant to the terms, as in effect on the date hereof, of the severance pay policies and arrangements set forth on Section 5.6(a) of the Parkway Disclosure Letter; and (v) other compensation and employee benefits (excluding, for this purpose, the compensation contemplated by clauses (i)-(iv) above and defined benefit pension plans, post-retirement medical and welfare plans, and retention change in control or similar plans, policies or agreements) that are substantially comparable in the aggregate to those provided to a similarly situated employee of Cousins or its Subsidiaries, provided that, for purposes of this clause (v), the employee benefits generally provided to employees of Parkway and its Subsidiaries as of immediately prior to the Effective Time shall be deemed to be substantially comparable in the aggregate to those provided to a similarly situated employee of Cousins or its Subsidiaries, it being understood that the Continuing Employees may commence participation in the “employee benefit plans,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), maintained by Cousins or any of its Subsidiaries (collectively, the “New Plans”) at such times as are determined by Cousins.

(b) For purposes of any New Plans providing benefits to any Continuing Employees after the Effective Time, Cousins shall, or shall cause its applicable Subsidiary to : (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees and their eligible dependents under any New Plans in which such employees may be eligible to participate after the Effective Time, except, with respect to pre-existing conditions or exclusions, to the extent such pre-existing conditions or exclusions would apply under the analogous Parkway Benefit Plan; (ii) provide each Continuing Employee and their eligible dependents under any New Plan with credit for any co-payments and deductibles paid during the portion of the plan year of the corresponding Parkway Benefit Plan ending on the date such Continuing Employee’s participation in the New Plan begins (to the same extent that such credit was given under the analogous Parkway Benefit Plan prior to the date that the Continuing Employee first participates in the New Plan) in satisfying any applicable deductible or out-of-pocket requirements under the New Plan; and (iii) recognize all service of the Continuing Employees with Parkway and its Subsidiaries (and any predecessors or affiliates thereof), for all purposes in any New Plan in which such employees may be eligible to participate after the Effective Time to the same extent such service was taken into account under the analogous Parkway Benefit Plan prior to the date that the Continuing Employee first participates in the New Plan; provided, however, that the foregoing clause (iii) shall not apply (A) to the extent it would result in duplication of benefits, or (B) for any purpose with respect to any defined benefit pension plan, postretirement welfare plan or any New Plan under which similarly situated employees of Cousins and its Subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation.

(c) If the parties agree (which agreement shall not be unreasonably withheld, conditioned or delayed) not less than ten (10) Business Days before the Closing Date, Parkway shall adopt resolutions and take such corporate action as is necessary to terminate the Parkway Benefit Plans that are Tax-qualified defined contribution plans (collectively, the “Parkway Qualified DC Plan”), effective as of the day prior to the Closing Date. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the review and approval of Cousins (which approval is not to be unreasonably withheld, conditioned or delayed). Upon the distribution of the assets in the accounts under the Parkway Qualified DC Plan to the participants, Cousins shall cause an applicable Tax-qualified defined contribution plan of Cousins or its Subsidiaries to accept a rollover, from such participants who are then actively employed by Cousins or its Subsidiaries who elect of (i) the cash portion of any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) to such employee from the Parkway Qualified DC Plan and (ii) the portion of any such eligible rollover distribution that consists of a promissory note applicable to a loan from the Parkway Qualified DC Plan to such employee.

(d) Subject to and in accordance with Exhibit C hereto, Cousins and Parkway shall cooperate in good faith in order to include provisions substantially similar to the provisions of this Section 5.6 in the documentation for the Houston Distribution with respect to employees of HoustonCo.

(e) Neither Cousins, Parkway nor any of their respective Subsidiaries shall, and each of Cousins and Parkway shall use reasonable best efforts to cause its and its respective Subsidiaries’ Representatives not to, prior to the Effective Time:

(i) in the case of Cousins (and its Subsidiaries or Representatives acting on their behalf), directly or indirectly solicit for employment or employ or cause to leave the employ of Parkway or any of its Subsidiaries or affiliates any individual designated in writing by Parkway to Cousins on Section 5.6(e) of the Parkway Disclosure Letter; or

(ii) in the case of Parkway (and its Subsidiaries or Representatives acting on their behalf), directly or indirectly solicit for employment or employ or cause to leave the employ of Cousins or any of its Subsidiaries or affiliates any individual designated in writing by Cousins to Parkway on Section 5.6(e) of the Cousins Disclosure Letter.

Nothing in this Section 5.6(e) shall prohibit Cousins (and its Subsidiaries or Representatives acting on their behalf), on the one hand, or Parkway (and its Subsidiaries or Representatives acting on their behalf), on the other hand, from (i) making general solicitations for employment not specifically directed at the other party, its Subsidiaries or affiliates or any of its employees and employing any person who responds to such solicitations or (ii) soliciting for employment, hiring or employing any person referred to it by a recruiter who has not been engaged for the purpose of specifically recruiting, nor given instructions to recruit specifically, such person or employees of the other party or its Subsidiaries or affiliates generally.

(f) Without limitation of Section 5.6(a), subject to Exhibit C hereto, from and after the Closing, Cousins shall, or shall cause its Subsidiaries to, honor in accordance with its terms any employment or change in control agreement set forth on Section 5.6(f) of the Parkway Disclosure Letter (an “Honored Agreement”).

(g) The provisions of this Section 5.6 are solely for the benefit of the parties to this Agreement, no current or former director, employee or other service provider or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Cousins Benefit Plan, Parkway Benefit Plan or other compensation or benefit plan or arrangement for any purpose. Without limiting the generality of the foregoing, nothing contained in this Agreement shall obligate Cousins, Parkway or any of their respective affiliates to (i) maintain any particular Benefit Plan or (ii) retain the employment or services of any current or former director, employee or other service provider.

Section 5.7 Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, except as otherwise provided in Section 7.2 and except that (a) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all Transfer Taxes imposed on either party in connection with the Merger, and (b) expenses incurred in connection with filing, printing and mailing the Joint Proxy Statement/Prospectus, the Form S-4, the Houston Distribution Prospectus and the Form 10 and filing fees of the parties to this Agreement in connection with any filings required under the Laws governing antitrust or merger control matters related to the transactions contemplated by this Agreement shall be shared equally by Parkway and Cousins.

Section 5.8 Governance. (a) Cousins and the Board of Directors of Cousins, as applicable, shall take all actions necessary so that, as of the Effective Time, (A) the number of directors that will comprise the full Board of Directors of Cousins shall be nine (9) and (B) the members of the Board of Directors of Cousins as of the Effective Time shall consist of (i) five (5) individuals who are members of the Board of Directors of Cousins as of the date hereof to be selected by the members of the Board of Directors of Cousins prior to the Effective Time, (ii) three (3) individuals who are members of the Board of Directors of Parkway as of the date hereof to be selected by the members of the Board of Directors of Parkway prior to the Effective Time (which individuals shall not be Representatives of TPG), and (iii) one (1) additional individual to be selected by TPG prior to the Effective Time (the “TPG Designee”) and (C) the TPG Designee will be appointed to the Investment Committee and Compensation Committee of the Board of Directors of Cousins.

(b) Cousins and the Board of Directors of Cousins, as applicable, shall take all actions necessary so that, as of the Effective Time, (A) the number of directors that will comprise the full Board of Directors of HoustonCo shall be seven (7) and (B) the members of the Board of Directors of HoustonCo as of the Effective Time shall consist of (i) three (3) individuals who are members of the Board of Directors of Cousins as of the date hereof to be selected by the members of the Board of Directors of Cousins prior to the Effective Time, (ii) two (2) individuals who are members of the Board of Directors of Parkway as of the date hereof to be selected by the members of the Board of Directors of Parkway prior to the Effective Time (which individuals shall not be Representatives of TPG), and (iii) two (2) additional individuals to be selected by TPG prior to the Effective Time (the “TPG Houston Designees”), (C) both of the TPG Houston Designees will be appointed to the Investment Committee of the Board of Directors of HoustonCo and one of the TPG Houston Designees will be appointed to the Compensation Committee of the Board of Directors of HoustonCo, (D) each of the Investment Committee and Compensation Committee of the Board of Directors of HoustonCo shall be comprised of no more than four (4) directors, (E) James R. Heistand will be the Chief Executive Officer of HoustonCo and (F) James A. Thomas will be the Chairman of the Board of Directors of HoustonCo.

(c) From and after the Effective Time, the parties intend that the headquarters of Cousins will be located in Atlanta, Georgia.

Section 5.9 Exculpation; Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Cousins (or the Surviving Corporation) shall, to the fullest extent permitted by applicable Law, exculpate, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Parkway, Cousins or their respective Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts arising from any claim, action, suit, proceeding or investigation based in whole or in part on the fact that such person is or was a director, officer, manager or general partner of Parkway, Cousins or their respective Subsidiaries, as applicable, or was prior to the Effective Time serving at the request of any such party as a director or officer of another Person, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) (“Indemnified Liabilities”) to the same extent such persons are exculpated or indemnified or have the right to advancement of expenses as of the date of this Agreement by Parkway, Cousins or any of their respective Subsidiaries pursuant to any of their Organizational Documents or applicable Law in existence on the date hereof.

(b) Prior to the Effective Time, each of Parkway and Cousins may obtain and fully pay for (x) “tail” prepaid insurance policy(ies), each with a claim period of six (6) years from and after the Effective Time from an insurance carrier believed to be sound and reputable, with respect to directors’ and officers’ liability insurance and fiduciary insurance (“Parkway D&O Insurance” and “Cousins D&O Insurance”) for the current and former directors and officers of Parkway, Cousins and their respective Subsidiaries, as applicable, as to such Persons’ status as a director or officer of Parkway, Cousins or their respective Subsidiaries or was prior to the Effective Time serving at the request of any such party as a director, officer of another Person and for facts or events that occurred at or prior to the Effective Time, and (y) a “tail” prepaid insurance policy with a claim period of three (3) years from and after the Effective Time from an insurance carrier believed to be sound and reputable with respect to employment practices liability insurance (“Parkway EPL Insurance” and “Cousins EPL Insurance”) covering, respectively, Parkway and Cousins and each of their Subsidiaries, directors, officers, managers, general partners and employees, as applicable, and for wrongful acts that occurred at or prior to the Effective Time, each of which Parkway D&O Insurance, Cousins D&O Insurance, Parkway EPL Insurance and Cousins EPL Insurance: (i) shall not have an annual premium in excess of 300% of the last annual premium paid by Parkway (in the case of Parkway D&O Insurance or Parkway EPL Insurance) or Cousins (in the case of Cousins D&O Insurance or Cousins EPL Insurance) (300% of such last annual premium paid by Parkway, the “Parkway Maximum Premium” and 300% of such last annual premium paid by Cousins, the “Cousins Maximum Premium”, with respect to, as applicable, the existing directors’ and officers’ liability insurance and fiduciary insurance or the existing employment practices liability insurance) prior to the date hereof for its existing directors’ and officers’ liability insurance and fiduciary insurance or its existing employment practices liability insurance; (ii) has terms, conditions, retentions and limits of coverage at least as favorable as the existing directors’ and officers’ liability insurance and fiduciary insurance and the existing employment practices liability insurance for Parkway (in the case of the Parkway D&O Insurance and Parkway EPL Insurance) and Cousins (in the case of the Cousins D&O Insurance and Cousins EPL Insurance) with respect to matters existing or occurring prior to the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and consummation of the transaction contemplated hereby); provided, however, that if terms, conditions, retentions and limits of coverage at least as favorable as the existing directors’ and officers’ liability insurance and fiduciary insurance or the existing employment practices liability insurance for Parkway or Cousins cannot be obtained or can be obtained only by paying an annual premium in excess of the applicable Parkway Maximum Premium (in the case of the Parkway D&O Insurance or Parkway EPL Insurance) or the applicable Cousins Maximum Premium (in the case of the Cousins D&O Insurance or Cousins EPL Insurance), Parkway, Cousins and the Surviving Corporation, as the case may be, shall only be required to obtain as much similar insurance as is reasonably practicable for an annual premium equal to the applicable Parkway Maximum Premium (in the case of the Parkway D&O Insurance or Parkway EPL Insurance) or the applicable Cousins Maximum Premium (in the case of the Cousins D&O Insurance or Cousins EPL Insurance); and (iii) the Surviving Corporation after the Effective Time shall maintain such directors’ and officers’ liability insurance and fiduciary insurance policies in full force and effect for each of their full six (6) year terms and maintain such existing employment practices liability insurance policies in full force and effect for each of their full three (3) year terms and continue to honor its respective obligations under each policy. If Parkway or Cousins for any reason does not obtain such “tail” prepaid insurance as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, (x) for a period of six (6) years from and after the Effective Time for the current and former directors and officers of Parkway, Cousins and their respective Subsidiaries as to such Persons’ status as a director or officer with Parkway, Cousins or their respective Subsidiaries, as the case may be, and for facts or events that occurred at or prior to the Effective Time, the existing directors’ and officers’ liability insurance and fiduciary insurance for Parkway and Cousins, and (y) for a period of three (3) years from and after the Effective Time, for Parkway and Cousins and each of their Subsidiaries, directors, officers, managers, general partners and employees, as applicable, and for wrongful acts that occurred at or prior to the Effective Time, the existing employment practices liability insurance for Parkway and Cousins, each of which insurance: (i) shall not have an annual premium in excess of the applicable Parkway Maximum Premium (in the case of the Parkway D&O Insurance and Parkway EPL Insurance) or the applicable Cousins Maximum Premium (in the case of the Cousins D&O Insurance and Cousins EPL Insurance); (ii) has terms, conditions, retentions and limits of coverage at least as favorable as the existing directors’ and officers’ liability insurance and fiduciary insurance and the existing employment practices liability insurance for Parkway and Cousins, as applicable, with respect to matters existing or occurring prior to the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and consummation of the transaction contemplated hereby); provided, however, that if terms, conditions, retentions and limits of coverage at least as favorable as such existing insurance cannot be obtained or can be obtained only by paying an annual premium in excess of the applicable Parkway Maximum Premium or the applicable Cousins Maximum Premium, the Surviving Corporation shall only be required to obtain as much similar insurance as is reasonably practicable for an annual premium equal to the applicable Parkway Maximum Premium or the applicable Cousins Maximum Premium; and (iii) the Surviving Corporation shall maintain such directors’ and officers’ liability insurance and fiduciary insurance policies in full force and effect for each of their full six (6) year terms and maintain such existing employment practices liability insurance policies in full force and effect for each of their full three (3) year terms and continue to honor its obligations under each policy.

(c) If Cousins (or the Surviving Corporation) or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Cousins (or the Surviving Corporation), as the case may be, shall assume the obligations set forth in this Section 5.9. Without limiting the generality of the foregoing, any obligation of the Surviving Corporation to maintain and honor insurance policies pursuant to this Section 5.9 shall survive the Reorganization and the Houston Distribution; provided that, through the Distribution Agreement, the Surviving Corporation may assign to HoustonCo obligations that relate to such policies, subject to the terms and conditions of the Distribution Agreement, as mutually agreed between Parkway and Cousins.

(d) The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9; provided, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(e) The provisions of this Section 5.9 (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives, shall be binding on all successors and assigns of Cousins, Parkway and the Surviving Corporation and shall not be amended in a manner that is adverse to any Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of such Indemnified Party (including such successors, assigns and heirs) affected thereby, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 5.10 Dividends. (a) From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement, neither Parkway, Parkway LP nor Cousins shall make, declare or set aside any dividend or other distribution to its respective stockholders without the prior written consent of Parkway (in the case of Cousins) or Cousins (in the case of Parkway or Parkway LP); provided, however, that the written consent of the other party shall not be required for the authorization and payment of quarterly distributions at a rate not in excess of the regular quarterly cash dividend most recently declared prior to the date of this Agreement with respect to each of the shares of Parkway Common Stock and shares of Cousins Common Stock, respectively (it being agreed that the timing of any such quarterly distributions will be coordinated so that, if either the holders of Parkway Common Stock or the holders of shares of Cousins Common Stock receives a distribution for a particular quarter prior to the Closing Date, then the holders of shares of Cousins Common Stock and the holders of Parkway Common Stock, respectively, shall receive a distribution for such quarter prior to the Closing Date); provided, further, however, that the record and payment dates for Cousins’s and Parkway’s distributions pursuant to this Section 5.10(a) shall be the same as the other party’s record and payment dates.

(b) Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of Parkway and Cousins, as applicable, shall be permitted to declare and pay a dividend to its stockholders, the record date and payment date for which shall be the close of business on the last Business Day prior to the Closing Date, distributing any amounts determined by such party (in each case in consultation with the other party) to be the minimum dividend required to be distributed in order for such party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax (any dividend paid pursuant to this paragraph, a “REIT Dividend”).

(c) If either party determines that it is necessary to declare a REIT Dividend, it shall notify the other party at least twenty (20) days prior to the date for the Parkway Stockholders Meeting, in the case of a declaration by Parkway, or the Cousins Stockholders Meeting, in the case of a declaration by Cousins, and such other party shall be entitled to declare a dividend per share payable (i) in the case of Parkway, to holders of Parkway Common Stock, in an amount per share of Parkway Common Stock equal to the quotient obtained by dividing (A) the REIT Dividend declared by Cousins with respect to each share of Cousins Common Stock by (B) the Exchange Ratio and (ii) in the case of Cousins, to holders of shares of Cousins Common Stock, in an amount per share of Cousins Common Stock equal to the product of (x) the REIT Dividend declared by Parkway with respect to each share of Parkway Common Stock and (y) the Exchange Ratio. The record date and payment date for any dividend payable pursuant to this Section 5.10(c) shall be the close of business on the last Business Day prior to the Closing Date.

Section 5.11 Public Announcements. Parkway and Cousins shall use reasonable best efforts (a) to develop a joint communications plan, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby (including the Houston Distribution) shall be consistent with such joint communications plan, and (c) except in respect of any announcement required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, or as required in connection with required notifications or filings under the HSR Act or any foreign antirust, competition, or merger control law or in response to any request by a Governmental Entity investigating the transactions described herein, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby (including the Houston Distribution). In addition to the foregoing, except to the extent disclosed in or consistent with the Joint Proxy Statement/Prospectus or Houston Distribution Prospectus in accordance with the provisions of Section 5.1 or as otherwise permitted under Section 5.4, or as required in connection with required notifications or filings under the HSR Act or any foreign antirust, competition, or merger control law or in response to any request by a Governmental Entity investigating the transactions described herein, no party shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of such other party, which consent shall not be unreasonably withheld or delayed. Each party shall provide the other party with its stockholder lists and allow and facilitate the other party’s contact with its stockholders and prospective investors and following a Change in Parkway Recommendation or Change in Cousins Recommendation, as the case may be; such contacts may be made without regard to the above limitations of this Section 5.11.

Section 5.12 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Cousins with full title to all properties, assets, rights, approvals, immunities and franchises of Parkway, the proper officers and directors of each party to this Agreement shall take all such necessary action.

Section 5.13 Tax Matters. (a) Parkway and Cousins agree to use their reasonable best efforts to (i) cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) effect the Reorganization in a manner such that Step 5(a) set forth on Exhibit B will be treated, for U.S. federal income tax purposes, as a taxable transaction to Cousins and Step 6 set forth on Exhibit B will be treated, for U.S. federal income tax purposes, as a taxable transaction to both Cousins and the stockholders of Cousins. The parties shall treat the Merger as a tax-free “reorganization” under Section 368(a) of the Code and no party shall take any position for tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) Cousins shall, with Parkway’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer, recording, registration stamp or similar Taxes that become payable in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) and Parkway and Cousins shall cooperate to minimize the amount of Transfer Taxes to the extent permitted by applicable Law. In addition, Parkway and Cousins shall cooperate in good faith to minimize (i) the recognition of built-in gain under Treasury Regulation Section 1.337(d)-7(b), and (ii) any state Taxes, in each case, imposed with respect to the transactions contemplated by this Agreement.

(c) Parkway and Cousins shall take the actions described in Section 4.1(b)(xvi) of the Parkway Disclosure Letter.

(d) At or prior to Closing, Parkway shall provide information reasonably requested by Cousins regarding its good faith estimate of built-in gain (under Section 704(c) of the Code), if any, on each of the assets held by Parkway LP.

Section 5.14 Financing.

(a) Parkway will use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable, to cause the Debt Financing to be consummated (including by taking enforcement action to cause the Lenders to provide the Debt Financing), or in the event any portion or all of the Debt Financing becomes unavailable (other than as a result of a material breach by Cousins of its obligations under this Agreement) and subject to the following sentence, alternative debt financing (in an amount sufficient, together with the remaining Debt Financing, if any, and any other sources available to Parkway, to provide net proceeds in an amount equal to or greater than the net proceeds contemplated to be funded on the Closing Date by the Debt Commitment Letters as of the date hereof) (any such alternate financing shall also be referred to as a “Debt Financing” for purposes of this Section 5.14 and any commitment letters or other documentation relating thereto shall also be referred to as “Debt Commitment Letters” for purposes of this Section 5.14). Without the prior written consent of Cousins (not to be unreasonably withheld, conditioned or delayed), Parkway shall not, and shall cause the Borrower not to, consent or agree to any material amendment or modification to, or any waiver of any material provision under, or any replacement of, the Debt Commitment Letters or the definitive agreements relating to the Debt Financing, or enter into any material agreement or arrangement with respect to the Debt Financing (including in respect of any alternative financing) that, in any case, taken as a whole, would be materially adverse to the interests of Cousins, other than definitive agreements relating to the Debt Financing as contemplated by (and substantially upon the express terms set forth in, with such modifications as would not, taken as a whole, be materially adverse to the interests of Cousins) the Debt Commitment Letters, as in effect on the date hereof. For the avoidance of doubt and without limiting the foregoing, any amendment, modification, or replacement of or waiver under any Debt Commitment Letter shall be deemed materially adverse to the interests of Cousins if it (i) reduces the aggregate amount of the net proceeds of the Debt Financing to be funded on the Closing Date, (ii) expands the conditions or other contingencies relating to the receipt or funding of the Debt Financing (whether by making any of such conditions or other contingencies less likely to be satisfied on a timely basis or otherwise) or imposes new or additional conditions or other contingencies relating to the receipt or funding of the Debt Financing, or (iii) materially adversely impacts the ability of Parkway or Borrower to enforce its rights relating to the funding of the Debt Financing against any of the other parties to the Debt Commitment Letters or the definitive agreements relating to the Debt Financing. At Cousins’s reasonable request from time to time, Parent shall inform Cousins in reasonable detail of the status of its efforts to arrange the Debt Financing; provided that in no event will Parkway be under any obligation to disclose any information that is subject to attorney-client, attorney work product or other legal privilege (provided, however, that Parkway shall use its reasonable best efforts, including entering into a common defense or common interest, or other similar agreement, to allow for such disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege).

(b) Without limiting Section 5.14(a) hereof, consistent with applicable Laws, (i) Cousins shall (and shall cause its Subsidiaries to and shall use commercially reasonable efforts to cause each of its and its Subsidiaries’ respective Representatives to) provide to Parkway and its Subsidiaries such cooperation as may be reasonably requested by Parkway that is customary in connection with the arranging, obtaining and syndication of the Debt Financing, and (ii) Parkway shall (and shall cause its Subsidiaries to and shall use commercially reasonable efforts to cause each of its and its Subsidiaries’ respective Representatives to) provide to Cousins and its Subsidiaries such cooperation as may be reasonably requested by Cousins that is customary in connection with the arranging, obtaining and syndication of such financing arrangements (including, without limitation, amendments, supplements, modifications, refinancings, replacements, repayments or prepayments of existing financing arrangements) as Cousins may determine necessary or advisable in connection with the completion of the Merger or the other transactions contemplated hereby or with the financing of Cousins and its Subsidiaries and joint ventures (including the Surviving Corporation and its Subsidiaries and joint ventures) at and following the Effective Time (such financing described in this clause (ii), the “Cousins Financing”, and together with the Debt Financing, the “Financing”), including, with respect to the Debt Financing (in the case of Cousins) and with respect to the Cousins Financing (in the case of Parkway): (i) participating in, and assisting with, marketing efforts relating to such Financing, including assisting in the preparation of customary confidential information memoranda, private placement memoranda, prospectuses, offering memoranda and other customary offering documents and marketing materials; (ii) assisting in the preparation of rating agency presentations and attending and participating in meetings with rating agencies, roadshows, due diligence sessions, drafting sessions and meetings with prospective lenders and debt investors, in each case, at such times as coordinated reasonably in advance thereof; (iii) delivery of documentation and other information reasonably requested by sources of such Financing with respect to (x) applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act and (y) the U.S. Treasury Department’s Office of Foreign Assets Control and the Foreign Corrupt Practices Act; (iv) delivery of financial information customary or reasonably necessary for the completion of the Financing, including in connection with the preparation of customary confidential information memoranda, private placement memoranda, prospectuses, offering memoranda and other customary offering or information documents to be used for such Financing (which financial information, for the avoidance of doubt, may be included in any such confidential information memoranda, private placement memoranda, prospectuses, offering memoranda and other offering or information documents used for or distributed in connection with the Financing); (v) directing their respective independent auditors to cooperate with such Financing consistent with their customary practice; (vi) assisting with the preparation of pro forma financial information and pro forma financial statements; (vii) preparing customary projections, estimates and other forward looking financial information regarding the future performance of such party; and (viii) executing and delivering such definitive financing documents, including certificates, credit agreements and other documents, as may be reasonably necessary to facilitate such Financing, in each case in form and substance reasonably satisfactory to the party executing such document. Each of Cousins and Parkway hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage such party or its Subsidiaries or the reputation or goodwill of such party or its Subsidiaries. Notwithstanding any other provision set forth herein or in any other agreement between Cousins and Parkway or its affiliates, the parties hereto agree that such parties may share with the sources of such Financing customary projections and other confidential information with respect to Cousins, Parkway and their Subsidiaries after giving effect to the Merger and the transactions contemplated hereby (including, without limitation, with respect to Parkway and Cousins and their Subsidiaries on a consolidated basis) that the parties have cooperated in preparing, and that Parkway, Cousins, their Subsidiaries and such sources of Financing may share information about Parkway, Cousins and their Subsidiaries (notwithstanding anything to the contrary herein or in the Confidentiality Agreement) with potential sources of the Financing in connection with any marketing efforts in connection with the Financing, provided that the recipients of such information agree to customary confidentiality agreements.

(c) Notwithstanding the requirements of Section 5.14(b), (i) none of Cousins and its Subsidiaries (in the case of the Debt Financing) or Parkway and its Subsidiaries (in the case of the Cousins Financing) nor their respective Representatives shall be required to enter into any letter, certificate, document, agreement or instrument that will be effective prior to the Closing or that would reasonably be expected to cause any director, officer or employee of any such Person to incur any personal liability relating to the Cousins Financing (in the case of directors, officers or employees of Parkway, its Subsidiaries and their Representatives) or the Debt Financing (in the case of directors, officers or employees of Cousins, its Subsidiaries and their Representatives) and (ii) nothing in Section 5.14(b) shall require cooperation contemplated thereby to the extent it would interfere unreasonably with the business or operations of Cousins or its Subsidiaries (in the case of the Debt Financing) or Parkway or its Subsidiaries (in the case of the Cousins Financing) or require any of them to take any actions that would reasonably be expected to violate applicable Law, contract or Organizational Documents or cause any condition to Closing to fail to be satisfied or otherwise cause any material breach of this Agreement.

(d) Cousins and Parkway shall reasonably cooperate (i) to obtain customary payoff letters from the holders of any Indebtedness (or their agents or trustees) which the parties reasonably determine to be necessary or advisable in connection with any repayment or redemption of such Indebtedness in connection with the Merger and (ii) to make arrangements for such holders of Indebtedness (or their agents or trustees) to deliver to Cousins, subject to the prior receipt of the applicable payoff amounts, releases of all related Liens and terminations of all related guarantees at, and subject to the occurrence of, the Closing.

Notwithstanding the foregoing, it is expressly understood and agreed that the parties’ obligation to consummate the Merger and the transactions contemplated hereby are not subject to a financing condition or contingent upon the results of either party’s efforts to obtain any or all of the Financing.

Section 5.15 Asset Sales. Parkway shall, (i) subject to clause (ii) of this Section 5.15 and to the extent consistent with applicable Law, use commercially reasonable efforts to take, or cause to be taken, all actions and do promptly, or cause to be done promptly, all things necessary, proper or advisable under Law to effect each of the Asset Sales, in one transaction or a series of transactions; provided that each Asset Sale (a) shall be subject to the prior written approval of Cousins (except to the extent prohibited by applicable Law) unless such Asset Sale is conducted on the terms set forth on Section 5.15 of the Parkway Disclosure Letter and (b) may be conditioned upon the occurrence of the Closing (or upon such time when all conditions to the Closing are satisfied or waived, subject to applicable Law); and (ii) use commercially reasonable efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under Law to effect any modifications to the Asset Sales that are mutually agreed upon by Parkway and Cousins. Parkway and its Subsidiaries agree to: (x) cooperate with Cousins in developing and implementing a strategy and process for effecting the Asset Sales, including with respect to identifying and seeking any notifications, authorizations, approvals or consents required in connection therewith; (y) consult with Cousins on a regular basis and in good faith in carrying out the foregoing strategy and process; and (z) make such notifications and use commercially reasonable efforts to take or cause to be taken all actions necessary, proper or advisable to obtain such authorizations, approvals or consents, as promptly as practicable.

Section 5.16 Reorganization. Each of the parties hereto shall, (i) subject to clause (ii), take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, all things reasonably necessary, proper or advisable under Law to effect the Reorganization in all material respects, including each of the transactions set forth on Exhibit B; and (ii) use reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under Law to effect any modifications to the Reorganization mutually agreed upon by Parkway and Cousins, including in connection with the timing of the Houston Distribution relative to the Closing.

Section 5.17 Houston Distribution. (a) As promptly as reasonably practicable following the date hereof, Parkway shall use reasonable best efforts, with Cousins’s cooperation, to prepare and cause HoustonCo to file a prospectus relating to the securities of HoustonCo to be issued in the Houston Distribution to the Cousins stockholders after the Closing (such prospectus, and any amendments or supplements thereto, the “Houston Distribution Prospectus”), and Parkway shall use reasonable best efforts, with Cousins’s cooperation, to prepare and cause HoustonCo to file with the SEC a registration statement on Form 10 (of which the Houston Distribution Prospectus shall be a part) with respect to the Houston Distribution (such Form 10, and any amendments or supplements thereto, the “Form 10”). Parkway shall use reasonable best efforts, with Cousins’s cooperation, to have the Houston Distribution Prospectus cleared by the SEC and the Form 10 declared effective by the SEC and to keep the Form 10 effective as long as is necessary to consummate the Houston Distribution and the transactions contemplated thereby. Parkway shall, as promptly as practicable after receipt thereof, provide Cousins with copies of any written comments and advise Cousins of any oral comments with respect to the Houston Distribution Prospectus or the Form 10 received from the SEC. Parkway shall cooperate and provide Cousins with a reasonable opportunity to review and comment on any filing, amendment or supplement to the Houston Distribution Prospectus and the Form 10 prior to filing such with the SEC, and Parkway will provide Cousins with a copy of all such filings made with the SEC. Each party shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with Houston Distribution, and each party shall furnish all information concerning it and the holders of its capital stock or shares of common stock as may be reasonably requested in connection with any such action. Parkway will advise Cousins, promptly after it receives notice thereof, of the time when the Form 10 has become effective, the issuance of any stop order, the suspension of the qualification of the securities of HoustonCo issuable in connection with the Houston Distribution for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Houston Distribution Prospectus or the Form 10. If, at any time prior to the Effective Time, any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party, and such information should be set forth in an amendment or supplement to any of the Houston Distribution Prospectus or the Form 10 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, Parkway, with Cousins’s cooperation shall cause HoustonCo to file an appropriate amendment or supplement describing such information shall be promptly filed with the SEC.

(b) Parkway shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate with Cousins in order to effect the Houston Distribution on the business day following the closing of the Merger in accordance with the timing set forth in Exhibit B hereto.

(c) Each of Parkway and Cousins will promptly advise the other upon receiving any communication from any Governmental Entity and any material communication given or received in connection with any proceeding by a private party, in each case in connection with the Houston Distribution.

(d) The parties expressly acknowledge that, notwithstanding any other provision hereof prior to the Effective Time, Parkway and its Subsidiaries shall not carry out any particular action in respect of the Houston Distribution other than in coordination with and as approved by Cousins.

(e) As promptly as reasonably practicable following the date hereof, Parkway and Cousins shall cooperate in good faith and use their reasonable best efforts to agree on, and cause to be approved and executed, all agreements necessary to effect the Houston Distribution, including a separation and distribution agreement (the “Distribution Agreement”) that shall contain, among other provisions, the terms set forth on Exhibit C. Parkway and Cousins shall agree and cooperate in good faith on the implementation of customary adjustments to preserve the value of outstanding equity awards in connection with the consummation of the Houston Distribution.

Section 5.18 Partnership Agreements. Parkway shall cause Parkway LP to adopt the Parkway LP Amendment and Cousins LP to adopt the Cousins Partnership Agreement, in each case, pursuant to the terms and conditions of the Reorganization. Parkway shall take, or cause to be taken, all actions necessary such that, effective as of immediately prior to the Merger, holders of Parkway Partnership Common Units will be entitled to elect to exchange or redeem their Parkway Partnership Common Units for shares of Parkway Common Stock, pursuant to the terms and conditions of the Parkway Partnership Agreement, which shares of Parkway Common Stock will be issued at a time that will permit such holders to receive the consideration set forth in Article II with respect to such shares of Parkway Common Stock in the Merger.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions unless waived by such party in writing:

(a) Stockholder Approval. Parkway shall have obtained the Parkway Required Stockholders Vote, and Cousins shall have obtained the Cousins Required Vote.

(b) NYSE Listing. The shares of (i) Cousins Common Stock to be issued in the Merger, (ii) Cousins Common Stock to be reserved for issuance upon exercise or settlement of Parkway Equity Awards shall have been approved for listing on the NYSE, and (iii) Cousins Common Stock to be reserved for issuance upon exchange or redemption of limited partnership interests in Parkway LP or Cousins LP by a limited partner thereof pursuant to the applicable partnership agreement, in each case, subject to official notice of issuance.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Reorganization shall be in effect. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger or the Reorganization, by any Governmental Entity of competent jurisdiction which makes the consummation of the Merger or the Contribution and the Issuance illegal.

(e) Houston Distribution. The Reorganization and the Houston Distribution shall be fully ready to be consummated in accordance with Exhibit B hereto contemporaneously with the closing of the Merger, including without limitation that the SEC shall have declared the Form 10 effective, and will close on the business day following the closing of the Merger in accordance with the timing set forth in Exhibit B hereto.

Section 6.2 Conditions to Obligations of Parkway. The obligation of Parkway to effect the Merger is subject to the satisfaction of the following conditions unless waived by Parkway in writing:

(a) Representations and Warranties. (i) The representations and warranties of Cousins set forth in Section 3.2 clauses (a) (Organization, Standing and Power), (b) (Capital Structure) (other than clause (i) thereof), (c) (Authority), (n) (Vote Required), (t) (Investment Company Act of 1940), (v) (Brokers or Finders), and (w) (Opinion of Cousins Financial Advisor) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent made as of an earlier date, in which case as of such date), (ii) the representations and warranties set forth in Section 3.2(b)(i) shall be true and correct in all but de minimis respects as of the date of this Agreement and, except for any failure to be so true and correct that results from any action of Cousins that is expressly permitted by Section 4.2 of this Agreement, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and (iii) the other representations and warranties of Cousins set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or Cousins Material Adverse Effect) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Cousins Material Adverse Effect.

(b) Performance of Obligations of Cousins Entities. Each of Cousins and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing (other than with respect to Section 5.17).

(c) Merger Opinion. Parkway shall have received the opinion of its counsel, Hogan Lovells US LLP (or other Parkway counsel reasonably satisfactory to Cousins), in form and substance reasonably satisfactory to Parkway, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon the Parkway Merger Opinion Tax Representation Letter and the Cousins Merger Opinion Tax Representation Letter. The condition set forth in this Section 6.2(c) may not be waived after receipt of the Parkway Required Stockholders Vote, unless further stockholder approval is obtained with appropriate disclosure.

(d) REIT Opinion. Parkway shall have received a tax opinion of Cousins REIT Counsel, dated as of the Closing Date and addressed to Cousins, in form and substance reasonably satisfactory to Parkway, opining that, commencing with Cousins’s taxable year ended December 31, 2010, Cousins has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code. The tax opinion will be subject to customary exceptions, assumptions and qualifications, and based on customary representations contained in the Cousins REIT Opinion Tax Representation Letter.

(e) Closing Certificate. Parkway shall have received a certificate signed on behalf of Cousins by the Chief Executive Officer and Chief Financial Officer of Cousins, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligations of Cousins. The obligation of Cousins to effect the Merger is subject to the satisfaction of the following conditions unless waived by Cousins in writing:

(a) Representations and Warranties. (i) The representations and warranties of Parkway set forth in Section 3.1 clauses (a) (Organization, Standing and Power), (b) (Capital Structure) (other than clause (i) thereof), (c) (Authority), (n) (Vote Required), (t) (Investment Company Act of 1940), (u) (Brokers or Finders) and (v) (Opinions of Parkway Financial Advisors) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent made as of an earlier date, in which case as of such date), (ii) the representations and warranties set forth in Section 3.1(b)(i) shall be true and correct in all but de minimis respects as of the date of this Agreement and, except for any failure to be so true and correct that results from any action of Parkway or Parkway LP that is expressly permitted by Section 4.1 of this Agreement, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and (iii) the other representations and warranties of Parkway set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or Parkway Material Adverse Effect) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parkway Material Adverse Effect.

(b) Performance of Obligations of Parkway. Each of Parkway and Parkway LP shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Merger Opinion. Cousins shall have received the opinion of its counsel, Wachtell, Lipton, Rosen & Katz (or other Cousins counsel reasonably satisfactory to Parkway), in form and substance reasonably satisfactory to Cousins, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, each of the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon the Parkway Merger Opinion Tax Representation Letter and the Cousins Merger Opinion Tax Representation Letter. The condition set forth in this Section 6.3(c) may not be waived after receipt of the Cousins Required Vote, unless further stockholder approval is obtained with appropriate disclosure.

(d) REIT Opinion. Cousins shall have received a tax opinion of Hogan Lovells US LLP (or other Parkway counsel reasonably satisfactory to Cousins), dated as of the Closing Date and addressed to Parkway, in form and substance reasonably satisfactory to Cousins, opining that, commencing with Parkway’s taxable year ended December 31, 2010 and through the Effective Time, Parkway has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code. The tax opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in a Parkway REIT Opinion Tax Representation Letter.

(e) Closing Certificate. Cousins shall have received a certificate signed on behalf of Parkway by the Chief Executive Officer and Chief Financial Officer of Parkway, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

ARTICLE VII

TERMINATION AND AMENDMENT

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the Merger by the stockholders of Parkway or Cousins:

(a) by mutual consent of Parkway and Cousins in a written instrument;

(b) by either Parkway or Cousins, upon written notice to the other party, if any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Parkway or Cousins, upon written notice to the other party, if the Merger shall not have been consummated on or before December 31, 2016; provided, however, that if the Merger has not been consummated by such date solely because the conditions set forth in Section 6.1(e) have not been met or satisfied by such date, either Parkway or Cousins, upon written notice to the other party, may extend such date until March 31, 2017 (such date, as may be so extended, the “Outside Date”); provided, further, that the right to terminate this Agreement or extend the Outside Date under this Section 7.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Merger to occur on or before such date;

(d) by Parkway, upon written notice to Cousins:

(i) at any time prior to the receipt of the Parkway Required Stockholders Vote in order to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with the express terms and conditions of Section 5.4; provided, however, that this Agreement may not be so terminated unless the payment required by Section 7.2(b)(i) is made in full to Cousins substantially concurrently with the occurrence of such termination and the entry into such Acquisition Agreement with respect to such Superior Proposal, and in the event that such Acquisition Agreement is not substantially concurrently entered into and such payment is not concurrently made, such termination shall be null and void; and

(ii) upon (x) a Change in Cousins Recommendation, or (y) a material breach by Cousins of its obligations pursuant to Section 5.4 (other than any immaterial or inadvertent violations thereof not intended to result in an Acquisition Proposal with respect to Cousins), which material breach, in each case in this clause (ii), if curable by Cousins, shall not have been fully cured by Cousins within five (5) days following Cousins’s receipt of written notice of such material breach (provided that any such material breach pursuant to this clause (y) that results in an Acquisition Proposal with respect to Cousins that is publicly disclosed shall not be curable);

(e) by Cousins, upon written notice to Parkway;

(i) at any time prior to the receipt of the Cousins Required Vote in order to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with the express terms and conditions of Section 5.4; provided, however, that this Agreement may not be so terminated unless the payment required by Section 7.2(c)(i) is made in full to Parkway substantially concurrently with the occurrence of such termination and the entry into such Acquisition Agreement with respect to such Superior Proposal, and in the event that such Acquisition Agreement is not substantially concurrently entered into and such payment is not concurrently made, such termination shall be null and void; and

(ii) upon (x) a Change in Parkway Recommendation, or (y) a material breach by Parkway of its obligations pursuant to Section 5.4 (other than any immaterial or inadvertent violations thereof not intended to result in an Acquisition Proposal with respect to Parkway), which material breach, in each case in this clause (ii), if curable by Parkway, shall not have been fully cured by Parkway within five (5) days following Parkway’s receipt of written notice of such material breach (provided that any such material breach pursuant to this clause (y) that results in an Acquisition Proposal with respect to Parkway that is publicly disclosed shall not be curable).

(f) by Parkway, upon written notice to Cousins, if either Cousins or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a material breach of Section 5.4, as to which Section 7.1(d) will apply, and other than with respect to Section 5.17), or if any representation or warranty of Cousins shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing on the Closing Date, (A) would result in the failure to be satisfied of the condition set forth in Section 6.2(a) or (b) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) sixty (60) days after the giving of written notice to Cousins of such breach; provided that Parkway shall not have the right to terminate this Agreement pursuant to this Section 7.1(f) if Parkway or Parkway LP is then in material breach of any of its covenants or agreements set forth in this Agreement;

(g) by Cousins, upon written notice to Parkway, if either Parkway or Parkway LP shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a material breach of Section 5.4, as to which Section 7.1(e) will apply), or if any representation or warranty of Parkway shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing on the Closing Date, (A) would result in the failure to be satisfied of the condition set forth in Section 6.3(a) or (b) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) sixty (60) days after the giving of written notice to Parkway of such breach; provided that Cousins shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if Cousins or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement;

(h) by either Parkway or Cousins, if the Parkway Required Stockholders Vote shall not have been obtained upon a vote taken thereon at the duly convened Parkway Stockholders Meeting or at any adjournment or postponement thereof, in each case at which a vote on obtaining the Parkway Required Stockholders Vote was taken; provided, however, that the right to terminate this Agreement under this Section 7.1(h) shall not be available to Parkway where a failure to obtain the Parkway Required Stockholders Vote was primarily caused by any action or failure to act of a Parkway or its Subsidiaries that constitutes a material breach of its obligations under Section 5.1 or Section 5.4;or

(i) by either Parkway or Cousins, if the Cousins Required Vote shall not have been obtained upon a vote taken thereon at the duly convened Cousins Stockholders Meeting or at any adjournment or postponement thereof, in each case at which a vote on obtaining the Cousins Required Vote was taken; provided, however, that the right to terminate this Agreement under this Section 7.1(i) shall not be available to Cousins where a failure to obtain the Cousins Required Vote was primarily caused by any action or failure to act of a Cousins or its Subsidiaries that constitutes a material breach of its obligations under Section 5.1 or Section 5.4.

Section 7.2 Effect of Termination. (a) In the event of termination of this Agreement by either Parkway or Cousins as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parkway or Cousins or their respective officers or directors, except with respect to Section 5.2(c), Section 5.7, this Section 7.2 and Article VIII and except for the Confidentiality Agreement, each of which shall survive such termination and except that no party shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of this Agreement.

(b) Parkway Termination Fee.

(i) If Parkway shall terminate this Agreement pursuant to Section 7.1(d)(i), then Parkway shall pay to Cousins the Parkway Termination Fee as a condition to the effectiveness of such termination.

(ii) If Cousins shall terminate this Agreement pursuant to Section 7.1(e)(ii), then Parkway shall pay to Cousins the Parkway Termination Fee within three (3) Business Days after termination of this Agreement.

(iii) In the event that (A) an Acquisition Proposal shall have been communicated to or otherwise made known to the stockholders, senior management or Board of Directors of Parkway and publicly announced, (B) thereafter this Agreement is terminated (1) by Cousins or Parkway pursuant to Section 7.1(c) (if the Parkway Required Stockholders Vote has not theretofore been obtained) or Section 7.1(h) or (2) by Cousins pursuant to Section 7.1(g) and (C) prior to the date that is twelve (12) months after the date of such termination, Parkway consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or enters into an Acquisition Agreement, then Parkway shall, on the date such Acquisition Proposal is consummated, pay to Cousins a onetime fee equal to the Parkway Termination Fee less the amount of any Cousins Expense Reimbursement previously paid to Cousins (if any) pursuant to Section 7.2(b)(iii) (provided that, for purposes of this clause (C), each reference to “20%” in the definitions of “Acquisition Proposal” and “Acquisition Agreement” shall be deemed to be a reference to “65%”).

(iv) In the event that Parkway or Cousins terminates this Agreement pursuant to Section 7.1(h) under circumstances in which the Parkway Termination Fee is not then payable, then Parkway shall pay to Cousins a onetime fee equal to the Cousins Expense Reimbursement; provided that the payment by Parkway of the Cousins Expense Reimbursement pursuant to this Section 7.2(b)(iii), shall not relieve Parkway of any subsequent obligation to pay the Parkway Termination Fee pursuant to Section 7.2(b)(ii).

(c) Cousins Termination Fee.

(i) If Cousins shall terminate this Agreement pursuant to Section 7.1(e)(i), then Cousins shall pay to Parkway the Cousins Termination Fee as a condition to the effectiveness of such termination.

(ii) If Parkway shall terminate this Agreement pursuant to Section 7.1(d)(ii), then Cousins shall pay to Parkway the Cousins Termination Fee within three (3) Business Days after termination of this Agreement.

(iii) In the event that (A) an Acquisition Proposal shall have been communicated to or otherwise made known to the stockholders, senior management or Board of Directors of Cousins and publicly announced, (B) thereafter this Agreement is terminated (1) by Cousins or Parkway pursuant to Section 7.1(c) (if the Cousins Required Vote has not theretofore been obtained) or Section 7.1(i) or (2) by Parkway pursuant to Section 7.1(f) and (C) prior to the date that is twelve (12) months after the date of such termination, Cousins consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or enters into an Acquisition Agreement, then Cousins shall, on the date such Acquisition Proposal is consummated, pay to Parkway a onetime fee equal to the Cousins Termination Fee less the amount of any Parkway Expense Reimbursement previously paid to Parkway (if any) pursuant to Section 7.2(c)(iii) (provided that, for purposes of this clause (C), each reference to “20%” in the definitions of “Acquisition Proposal” and “Acquisition Agreement” shall be deemed to be a reference to “65%”).

(iv) In the event that Parkway or Cousins terminates this Agreement pursuant to Section 7.1(i) under circumstances in which the Cousins Termination Fee is not then payable, then Cousins shall pay to Parkway a onetime fee equal to the Parkway Expense Reimbursement; provided that the payment by Cousins of the Parkway Expense Reimbursement pursuant to this Section 7.2(c)(iii), shall not relieve Cousins of any subsequent obligation to pay the Cousins Termination Fee pursuant to Section 7.2(c)(ii).

(d) In no event shall this Section 7.2 require (i) Parkway to pay the Parkway Termination Fee on more than one occasion or (ii) Cousins to pay the Cousins Termination Fee on more than one occasion.

(e) Each of the parties hereto acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if either Parkway or Cousins fails to pay all amounts due to the other party under this Section 7.2 on the dates specified, then either Parkway or Cousins, as applicable, shall pay all costs and expenses (including legal fees and expenses) incurred by such other party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in The Wall Street Journal, from the date such amounts were required to be paid until the date actually received by such other party. Each of the parties hereto acknowledges that each of the Cousins Expense Reimbursement, Parkway Expense Reimbursement, Cousins Termination Fee and Parkway Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate a party in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision

(f) The “Parkway Termination Fee” shall be an amount equal to the lesser of (i) the Parkway Base Amount (as defined below) and (ii) the maximum amount, if any, that can be paid to Cousins without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Cousins has 0.5% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Cousins which was not Qualifying Income), in each case as determined by independent accountants to Cousins. Notwithstanding the foregoing, in the event Cousins receives Tax Guidance providing that Cousins’s receipt of the Parkway Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Parkway Termination Fee shall be an amount equal to the Parkway Base Amount and Parkway shall, upon receiving notice that Cousins has received the Tax Guidance, pay to Cousins the unpaid Parkway Base Amount within five (5) Business Days. In the event that Cousins is not able to receive the full Parkway Base Amount due to the above limitations, Parkway shall place the unpaid amount in escrow by wire transfer within three (3) days of termination and shall not release any portion thereof to Cousins unless and until Cousins receives either one or a combination of the following once or more often: (i) a letter from Cousins’s independent accountants indicating the maximum amount that can be paid at that time to Cousins without causing Cousins to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events Parkway shall pay to Cousins the lesser of the unpaid Parkway Base Amount or the maximum amount stated in the letter referred to in (i) above within five (5) Business Days after Parkway has been notified thereof. The obligation of

Parkway to pay any unpaid portion of the Parkway Termination Fee shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement. Amounts remaining in escrow after the obligation of Parkway to pay the Parkway Termination Fee terminates shall be released to Parkway. “Qualifying Income” shall mean income described in Sections 856(c)(2)(A)–(H) and 856(c)(3)(A)–(I) of the Code. “Tax Guidance” shall mean a reasoned opinion from outside counsel or a ruling from the IRS. The “Parkway Base Amount” shall mean $65,000,000.

The “Cousins Termination Fee” shall be an amount equal to the lesser of (i) the Cousins Base Amount (as defined below) and (ii) the maximum amount, if any, that can be paid to Parkway without causing it to fail to meet the REIT Requirements for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Parkway has $0.5% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Parkway which was not Qualifying Income), in each case as determined by independent accountants to Parkway. Notwithstanding the foregoing, in the event Parkway receives Tax Guidance providing that Parkway’s receipt of the Cousins Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Cousins Termination Fee shall be an amount equal to the Cousins Base Amount and Cousins shall, upon receiving notice that Parkway has received the Tax Guidance, pay to Parkway the unpaid Cousins Base Amount within five Business Days. In the event that Parkway is not able to receive the full Cousins Base Amount due to the above limitations, Cousins shall place the unpaid amount in escrow by wire transfer within three days of termination and shall not release any portion thereof to Parkway unless and until Parkway receives either one or a combination of the following once or more often: (i) a letter from Parkway’s independent accountants indicating the maximum amount that can be paid at that time to Parkway without causing Parkway to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events Cousins shall pay to Parkway the lesser of the unpaid Cousins Base Amount or the maximum amount stated in the letter referred to in (i) above within five (5) Business Days after Cousins has been notified thereof. The obligation of Cousins to pay any unpaid portion of the Cousins Termination Fee shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement. Amounts remaining in escrow after the obligation of Cousins to pay the Cousins Termination Fee terminates shall be released to Cousins. The “Cousins Base Amount” shall mean $65,000,000.

(g) The “Cousins Expense Reimbursement” shall be an amount equal to the lesser of (i) the Cousins Expense Reimbursement Base Amount (as defined below) and (ii) the maximum amount, if any, that can be paid to Cousins without causing it to fail to meet the REIT Requirements for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Cousins has 0.5% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Cousins which was not Qualifying Income), in each case as determined by independent accountants to Cousins. Notwithstanding the foregoing, in the event Cousins receives Tax Guidance providing that Cousins’s receipt of the Cousins Expense Reimbursement Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Cousins Expense Reimbursement shall be an amount equal to the Cousins Expense Reimbursement Base Amount and Parkway shall, upon receiving notice that Cousins has received the Tax Guidance, pay to Cousins the unpaid Cousins Expense Reimbursement Base Amount within five (5) Business Days. In the event that Cousins is not able to receive the full Cousins Expense Reimbursement Base Amount due to the above limitations, Parkway shall place the unpaid amount in escrow by wire transfer within three (3) days of termination and shall not release any portion thereof to Cousins unless and until Cousins receives either one or a combination of the following once or more often: (i) a letter from Cousins’s independent accountants indicating the maximum amount that can be paid at that time to Cousins without causing Cousins to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events Parkway shall pay to Cousins the lesser of the unpaid Cousins Expense Reimbursement Base Amount or the maximum amount stated in the letter referred to in (i) above within five (5) Business Days after Parkway has been notified thereof. The obligation of Parkway to pay any unpaid portion of the Cousins Expense Reimbursement shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement. Amounts remaining in escrow after the obligation of Parkway to pay the Cousins Expense Reimbursement terminates shall be released to Parkway. The “Cousins Expense Reimbursement Base Amount” shall mean $20,000,000.

The “Parkway Expense Reimbursement” shall be an amount equal to the lesser of (i) the Parkway Expense Reimbursement Base Amount (as defined below) and (ii) the maximum amount, if any, that can be paid to Parkway without causing it to fail to meet the REIT Requirements for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Parkway has 0.5% of its gross income of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Parkway which was not Qualifying Income), in each case as determined by independent accountants to Parkway. Notwithstanding the foregoing, in the event Parkway receives Tax Guidance providing that Parkway’s receipt of the Parkway Expense Reimbursement Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Parkway Expense Reimbursement shall be an amount equal to the Parkway Expense Reimbursement Base Amount and Cousins shall, upon receiving notice that Parkway has received the Tax Guidance, pay to Parkway the unpaid Parkway Expense Reimbursement Base Amount within five (5) Business Days. In the event that Parkway is not able to receive the full Parkway Expense Reimbursement Base Amount due to the above limitations, Cousins shall place the unpaid amount in escrow by wire transfer within three (3) days of termination and shall not release any portion thereof to Parkway unless and until Parkway receives either one or a combination of the following once or more often: (i) a letter from Parkway’s independent accountants indicating the maximum amount that can be paid at that time to Parkway without causing Parkway to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events Cousins shall pay to Parkway the lesser of the unpaid Cousins Base Amount or the maximum amount stated in the letter referred to in (i) above within five (5) Business Days after Cousins has been notified thereof. The obligation of Cousins to pay any unpaid portion of the Parkway Expense Reimbursement shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement. Amounts remaining in escrow after the obligation of Cousins to pay the Parkway Expense Reimbursement terminates shall be released to Cousins. The “Parkway Expense Reimbursement Base Amount” shall mean $20,000,000.

Section 7.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by the Board of Directors of Parkway or the Board of Directors of Cousins, as applicable, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Parkway or Cousins, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything in this Agreement to the contrary, none of the last two sentences of Section 8.5, Section 8.6, the second paragraph of Section 8.9, Section 8.11 or the last sentence of this Section 7.3 or the definitions of Cousins, Debt Financing or Financing Sources as and to the extent used in such provisions shall be amended, supplemented, waived or otherwise modified in a manner that is materially adverse to any Financing Source without the prior written consent of such Financing Source.

Section 7.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by the Board of Directors of Parkway or the Board of Directors of Cousins, as applicable, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be delivered personally, by telecopy or facsimile, by a recognized courier service, or by registered or certified mail, return receipt requested, postage prepaid, and in each case shall be deemed duly given on the date of actual delivery, upon confirmation of receipt. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice, and a copy of each notice shall also be sent via e-mail.

(a) if to Parkway or Parkway LP, to:

Parkway Properties, Inc.

390 North Orange Avenue, Suite 2400

Orlando, Florida 32801

Attention: General Counsel

Fax No.    (407) 650-0593

(b) with a copy to:

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20004

Attention: David Bonser

Bruce Gilchrist

Fax No: 202-637-5910

Email:   David.Bonser@hoganlovells.com

(c) if to Cousins or Merger Sub, to:

Cousins Properties Incorporated

191 Peachtree Street, Suite 500

Atlanta, Georgia 30303

Attention: General Counsel

Fax No.:   (404) 407-1641

with copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy

David E. Shapiro

Fax No.:   (212) 403-2000

E-mail:     edherlihy@wlrk.com

    deshapiro@wlrk.com

Section 8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to each other party (including by means of electronic delivery), it being understood that the parties need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement, and (b) except as provided in Section 5.9(e) or as otherwise provided herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Notwithstanding anything in this Agreement to the contrary, in no event shall any Financing Source have any liability to Cousins or any Subsidiary of Cousins (other than following the Closing), relating to or arising out of this Agreement, the Debt Financing or any Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise and in no event shall Cousins or any of Cousins’s Subsidiaries (other than following the Closing) bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement, the Debt Financing or any Debt Commitment Letter, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof. The Financing Sources are third party beneficiaries of the last sentence of Section 7.3, Section 8.6, the second paragraph of Section 8.9, Section 8.11 and the last two sentences of this Section 8.5.

Section 8.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Maryland (without giving effect to choice of law principles thereof).

Section 8.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 8.9 Submission to Jurisdiction. Each party hereto irrevocably submits to the jurisdiction of the courts of the State of Maryland and the federal courts of the United States of America located in the State of Maryland, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party hereto agrees to commence any action, suit or proceeding relating hereto in a Maryland state court or, if such action, suit or proceeding may not be brought in such court for reasons of subject matter jurisdiction, in a federal court of the United States located in the State of Maryland. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Maryland and the federal courts of the United States of America located in the State of Maryland, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section shall affect the right of any party to serve legal process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section shall not constitute a general consent to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this Section. The parties hereto agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Notwithstanding anything to the contrary in this Agreement to the contrary, each of the parties hereto, (i) agrees that neither it nor its Subsidiaries will bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement, the Debt Financing or the Debt Commitment Letter, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.2 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Without limiting the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Debt Financing or any Debt Commitment Letter, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction vested in the federal courts, the United States District Court for the Southern District of New York (and, in each case, appellate courts thereof).

Section 8.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in the Section above, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO OR CONNECTED WITH THIS AGREEMENT. THE DEBT FINANCING, THE DEBT COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE IX

DEFINITIONS

“Asset Sales” means the separation of the non-core portfolio from the remainder of the business of Parkway and its Subsidiaries by selling or disposing of the assets set forth on Exhibit A, including any modifications thereto that are agreed to in writing by Cousins and Parkway, which may be effected through one or more transactions; it being agreed and understood that none of the Merger nor the Reorganization shall be considered part of the Asset Sales.

“Benefit Plan” means, with respect to any entity, any compensation or employee benefit plan, program, policy, agreement or other arrangement, including any “employee benefit plans” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), including any bonus, cash- or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or saving, plan, program, policy, agreement or arrangement.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to be closed.

“Cousins Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of May 28, 2014, among Cousins, as borrower, the other borrower parties party thereto, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent.

“Cousins Material Adverse Effect” means an event, development, change or occurrence that is materially adverse to the financial condition, business or results of operations of Cousins and its Subsidiaries, taken as a whole; provided, however, that a Cousins Material Adverse Effect shall not include any event, development, change or occurrence arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets or political or regulatory conditions; (b) changes in the industrial real estate sector or changes generally affecting owners, operators or developers of industrial real estate; (c) any change after the date hereof in Law or the interpretation thereof or GAAP or the interpretation thereof; (d) acts of war, armed hostility or terrorism or any worsening thereof; (e) earthquakes, hurricanes, tornados or other natural disasters or calamities; (f) any change to the extent attributable to the negotiation, execution or announcement of this Agreement, and the transactions contemplated hereby (including the Houston Distribution), including any litigation resulting therefrom, and any adverse change in customer, distributor, employee, supplier, financing source, licensor, licensee, sub-licensee, stockholder, joint venture partner or similar relationships, including as a result of the identity of Parkway; (g) any failure by Cousins to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of a Cousins Material Adverse Effect may be taken into account in determining whether there has been a Cousins Material Adverse Effect); (h) any change in the price or trading volume of shares of Cousins Common Stock (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Cousins Material Adverse Effect may be taken into account in determining whether there has been a Cousins Material Adverse Effect); (i) compliance with the terms of, or the taking of any action required by, this Agreement (including the Reorganization and the Houston Distribution); (j) the outcome of any litigation, claim or other proceeding described in the Cousins Disclosure Letter or specifically disclosed in the Cousins SEC Documents; and (k) any bankruptcy, insolvency or reorganization of any tenant under any Cousins Lease or the commencement of any bankruptcy, insolvency or reorganization proceeding with respect to any tenant under any Cousins Lease; and provided, further, that (x) if any event, development, change or occurrence described in any of clauses (a), (b), (c), (d) or (e) has had a materially disproportionate effect on the financial condition, business or results of operations of Cousins and its Subsidiaries relative to other similarly situated owners, operators and developers of industrial real estate, then the incremental impact of such event on Cousins and its Subsidiaries relative to other similarly situated owners, operators and developers of industrial real estate shall be taken into account for purposes of determining whether a Cousins Material Adverse Effect has occurred, and (y) if any event, development, change or occurrence has caused or is reasonably likely to cause Cousins to fail to qualify as a REIT for federal Tax purposes, such event, development, change or occurrence shall be considered a Cousins Material Adverse Effect, unless such failure has been, or is able to be, cured on commercially reasonable terms under the applicable provisions of the Code.

“Cousins Restricted Stock Award” means an award of restricted shares of Cousins Common Stock.

“Cousins RSU Awards” means an award of restricted stock units that corresponds to a number of shares of Cousins Common Stock.

“Contract” means any contract, agreement, lease, license, note, bond, mortgage, indenture, commitment or other instrument or obligation.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Environmental Laws” means any applicable Law relating (a) to releases, discharges, emissions or disposals to air, water, land or groundwater of Hazardous Materials; (b) to the use, handling or disposal of polychlorinated biphenyls, asbestos or urea formaldehyde or any other Hazardous Material; (c) to the treatment, storage, disposal or management of Hazardous Materials; (d) to exposure to Hazardous Materials or any other toxic, hazardous or other controlled, prohibited or regulated substances; (e) to the transportation, release or any other use of Hazardous Materials; or (f) to the pollution, protection or regulation of the environmental or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq. (“CERCLA”), the Resource Conservation and Recovery Act, 42 U.S.C. 6901, et seq. (“RCRA”), the Toxic Substances Control Act, 15 U.S.C. 2601, et seq. (“TSCA”), those portions of the Occupational, Safety and Health Act, 29 U.S.C. 651, et seq. relating to Hazardous Materials exposure and compliance, the Clean Air Act, 42 U.S.C. 7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. 300f, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 1802 et seq. (“HMTA”) and the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001, et seq. (“EPCRA”), and other comparable Laws and all rules and regulations promulgated pursuant thereto or published thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange the Debt Financing, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together, other than as such term is used in Section 7.3 hereof, with their respective affiliates, and the respective officers, directors, employees, partners, trustees, stockholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

“GAAP” means United States generally accepted accounting principles.

“Hazardous Materials” means each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, regulated or identified under applicable Environmental Laws because of its hazardous, toxic, dangerous or deleterious properties. Without limiting the generality of the foregoing, “Hazardous Materials” include “hazardous substances” as defined in CERCLA, “extremely hazardous substances” as defined in EPCRA, “hazardous waste” as defined in RCRA, “hazardous materials” as defined in HMTA, crude oil, petroleum products or any fraction thereof, radioactive materials, including source, byproduct or special nuclear materials, asbestos or asbestos-containing materials, chlorinated fluorocarbons and radon.

“HoustonCo” means a Maryland corporation initially formed as a wholly owned Subsidiary of Parkway in accordance with Exhibit B hereto, which will be acquired by Merger Sub upon consummation of the Merger.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earnout, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such Person incurred in the ordinary course of business consistent with past practice), (iv) all lease obligations of such Person capitalized on the books and records of such Person, (v) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (vi) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (vii) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon, and (viii) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person other than a wholly owned subsidiary of such Person.

“IRS” means the U.S. Internal Revenue Service or any successor agency.

“Law” means any federal, state, local or foreign law (including common law), statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity.

“Lien” means any with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third-party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Non-Houston Business” means the assets and liabilities of Cousins following the Closing that other than the Houston Business.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust, or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such Person.

“Parkway Credit Agreement” means that certain Amended, Restated & Consolidated Credit Agreement, dated as of April 1, 2014, among Parkway LP, as borrower, Parkway, the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent, as amended or otherwise modified prior to the date hereof.

“Parkway DRIP” means the Parkway Dividend Reinvestment and Stock Purchase Plan, effective as of December 10, 2008, as amended.

“Parkway Material Adverse Effect” means an event, development, change or occurrence that is materially adverse to the financial condition, business or results of operations of Parkway and its Subsidiaries, taken as a whole; provided, however, that a Parkway Material Adverse Effect shall not include any event, development, change or occurrence arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets or political or regulatory conditions; (b) changes in the industrial real estate sector or changes generally affecting owners, operators or developers of industrial real estate; (c) any change after the date hereof in Law or the interpretation thereof or GAAP or the interpretation thereof; (d) acts of war, armed hostility or terrorism or any worsening thereof; (e) earthquakes, hurricanes, tornados or other natural disasters or calamities; (f) any change to the extent attributable to the negotiation, execution or announcement of this Agreement, and the transactions contemplated hereby (including the Houston Distribution), including any litigation resulting therefrom, and any adverse change in customer, distributor, employee, supplier, financing source, licensor, licensee, sub-licensee, stockholder, joint venture partner or similar relationships, including as a result of the identity of Cousins; (g) any failure by Parkway to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of a Parkway Material Adverse Effect may be taken into account in determining whether there has been a Parkway Material Adverse Effect); (h) any change in the price or trading volume of Parkway Common Stock (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Parkway Material Adverse Effect may be taken into account in determining whether there has been a Parkway Material Adverse Effect); (i) compliance with the terms of, or the taking of any action required by, this Agreement (including the Asset Sales, the Reorganization and the Houston Distribution); (j) the outcome of any litigation, claim or other proceeding described in the Parkway Disclosure Letter or specifically disclosed in the Parkway SEC Documents and (k) any bankruptcy, insolvency or reorganization of any tenant under any Parkway Lease or the commencement of any bankruptcy, insolvency or reorganization proceeding with respect to any tenant under any Parkway Lease; and provided, further, that (x) if any event, development, change or occurrence described in any of clauses (a), (b), (c), (d) or (e) has had a materially disproportionate effect on the financial condition, business or results of operations of Parkway and its Subsidiaries relative to other similarly situated owners, operators and developers of industrial real estate, then the incremental impact of such event on Parkway and its Subsidiaries relative to other similarly situated owners, operators and developers of industrial real estate shall be taken into account for purposes of determining whether a Parkway Material Adverse Effect has occurred, and (y) if any event, development, change or occurrence has caused or is reasonably likely to cause Parkway to fail to qualify as a REIT for federal Tax purposes, such event, development, change or occurrence shall be considered a Parkway Material Adverse Effect, unless such failure has been, or is able to be, cured on commercially reasonable terms under the applicable provisions of the Code.

“Parkway Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of Parkway LP, dated as of February 27, 2013, as amended from time to time.

“Parkway Partnership Common Unit” has the meaning assigned to “Partnership Common Unit” in the Parkway Partnership Agreement.

“Parkway Partnership LTIP Unit” has the meaning assigned to “LTIP Unit” in the Parkway Partnership Agreement and includes Scheduled Parkway Partnership LTIP Units.

“Parkway Partnership Preferred Unit” has the meaning assigned to “Partnership Preferred Unit” in the Parkway Partnership Agreement.

“Parkway Partnership Unit” has the meaning assigned to “Partnership Unit” in the Parkway Partnership Agreement.

“Parkway RSU Award” means an award of restricted stock units that corresponds to a number of shares of Parkway Common Stock granted under any Parkway Equity Plan and includes Scheduled Parkway RSU Awards.

“Parkway Small Lease” means any new lease entered into with respect to a Parkway Property after the date hereof that (1) relates to premises of no more than 50,000 square feet and (2) requires no more than $2,000,000 in capital commitments.

“Refinancing Debt” means Indebtedness of a Person issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness of such Person (including the principal amount, accrued interest and premium, if any, of such Indebtedness plus any fees and expenses incurred in connection with such refinancing); provided that such new Indebtedness does not mature prior to the stated maturity of the Indebtedness to be refinanced or refunded, and that: (1) the material terms and conditions of the new Indebtedness are at competitive market terms, (2) the aggregate principal amount of such new Indebtedness does not exceed the aggregate principal amount of the Indebtedness to be refinanced (plus accrued interest and premium, if any, of such Indebtedness plus fees and expenses incurred in connection with such refinancing), and (3) the terms of such new Indebtedness permit the consummation of the transactions contemplated hereby (and do not provide the holders thereof with any additional rights, or impose on the obligors thereon any additional obligations as a result of the consummation of such transactions).

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Representatives” means, with respect to any Person, such Person’s officers, employees, agents, or representatives (including investment bankers, financial or other advisors or consultants, auditors, accountants, attorneys, brokers, finders or other agents).

“Reorganization” means the series of restructuring transactions set forth on Exhibit B, including any modifications thereto that are agreed to in writing by Cousins and Parkway.

“SEC” means the U.S. Securities and Exchange Commission.

“Significant Subsidiary” means any Subsidiary of Parkway or Cousins, as the case may be, that would constitute a Significant Subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture, real estate investment trust, or other organization, whether incorporated or unincorporated, or other legal entity of which (i) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions; (ii) such Person is a general partner, manager or managing member; or (iii) such Person holds a majority of the equity economic interest.

“Tax” or “Taxes” means all federal, state, local, foreign and other taxes, levies, fees, imposts, assessments, impositions or other similar government charges, including income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, employment, commercial rent or withholding (including dividend withholding and withholding required pursuant to Section 1445 and 1446 of the Code), occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty or other taxes, including interest, penalties and additions (to the extent applicable) thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other person.

“Tax Protection Agreement” means any agreement pursuant to which (i) any liability to direct or indirect holders of units in a partnership that is a Subsidiary of Parkway or Cousins (a “Relevant Partnership”) or any interests in any Subsidiary of any Relevant Partnership (any such units or interests, “Relevant Partnership Units”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a direct or indirect holder of Relevant Partnership Units, a party to such agreement has agreed to (a) maintain a minimum level of debt or continue a particular debt, (b) retain or not dispose of assets for a period of time that has not since expired, (c) make or refrain from making Tax elections, (d) operate (or refrain from operating) in a particular manner, (e) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its Subsidiaries, (f) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its Subsidiaries under Section 752 of the Code and/or (g) only dispose of assets in a particular manner; and/or (iii) any persons, whether or not partners in any Relevant Partnership, have been or are required to be given the opportunity to guaranty or assume debt of such Relevant Partnership or any Subsidiary of such Relevant Partnership or are so guarantying or have so assumed such debt.

“Tax Return” shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including any schedule or attachment thereto and any amendment thereof, any information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tenant Improvements” means the construction or improvement of long-term real property (not including furniture, fixtures, equipment or inventory) for use in a tenant’s trade or business at the applicable property.

“to Parkway’s knowledge” or “to the knowledge of Parkway” means the actual knowledge of any of the persons listed in Section 9.1 of the Parkway Disclosure Letter.

“to Cousins’s knowledge” or “to the knowledge of Cousins” means the actual knowledge of any of the persons listed in Section 9.1 of the Cousins Disclosure Letter.

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IN WITNESS WHEREOF, Parkway Properties, Inc., Parkway Properties LP, Cousins Properties Incorporated and Clinic Sub Inc. have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

PARKWAY PROPERTIES, INC.

By:	/s/ James R. Heistand
Name: James R. Heistand
Title: President and Chief Executive Officer

By:	/s/ Jeremy R. Dorsett
Name: Jeremy R. Dorsett
Title: Executive Vice President,
General Counsel and Secretary

PARKWAY PROPERTIES LP

By:	Parkway Properties General Partners, Inc.
its sole general partner

By:	/s/ James R. Heistand
Name: James R. Heistand
Title: President and Chief Executive Officer

By:	/s/ Jeremy R. Dorsett
Name: Jeremy R. Dorsett
Title: Executive Vice President,
General Counsel and Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parkway Properties, Inc., Parkway Properties LP, Cousins Properties Incorporated and Clinic Sub Inc. have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

COUSINS PROPERTIES INCORPORATED

By:	/s/ Gregg. D Adzema
Name: Gregg D. Adzema
Title: Executive Vice President and Chief
Financial Officer

CLINIC SUB INC.

By:	/s/ Gregg D. Adzema
Name: Gregg D. Adzema
Title: Executive Vice President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Asset Sales

Property Name	Property Location
Stein Mart Building	Jacksonville, FL
Two Liberty Place	Philadelphia, PA
Lincoln Place	Miami, FL
JTB Center, Deerwood South and Deerwood North	Jacksonville, FL

EXHIBIT B

EXHIBIT B

REORGANIZATION STEPS PLAN

Capitalized terms used in this Exhibit B and not otherwise defined herein shall have the meanings ascribed to them in the Agreement and Plan of Merger Agreement of which this Exhibit B is a part.

The transaction steps listed hereunder shall, unless otherwise indicated, occur in accordance with the order listed herein (e.g., the transactions described in Section 1 shall be completed before the transactions described in Section 2 and the transactions described in each subsection of a Section shall occur in the order listed, so that Section 3(a) shall be completed before the transactions described in Section 3(b)).

By mutual agreement, the parties may modify the steps set forth in this Exhibit B to facilitate the contemplated financing and repayment of indebtedness and to achieve the parties objectives in the most efficient manner.

1.	Preliminary Matters

(a)	Prior to the filing with the SEC of a registration statement on Form 10 and the related Houston Distribution Prospectus relating to the Distribution of shares of common stock of HoustonCo, Parkway shall organize a new Maryland corporation that will be HoustonCo.

(i)	HoustonCo’s charter will provide for three classes of stock: voting common stock, non-voting preferred stock, and limited voting stock (the “HoustonCo Limited Voting Stock”). The terms of the HoustonCo Limited Voting Stock will be substantially identical to the terms of the Cousins Limited Voting Preferred Stock set forth in Exhibit E to the Merger Agreement. Upon formation, HoustonCo will issue to Parkway, for nominal consideration, 1,000 shares of voting common stock. The non-voting preferred stock will have a liquidation preference of $5 million, and will be entitled to dividends at a “market rate,” to be set at the time of the transactions (the “HoustonCo Non-Voting Preferred Stock”).

(ii)	At all times prior to the distribution of cash contemplated in Paragraph 4, HoustonCo is intended to be a “qualified REIT subsidiary” of Parkway (and, following the Effective Time, Cousins) within the meaning of Section 856(i)(2) of the Internal Revenue Code of 1986, as amended. Immediately prior to the distribution of cash contemplated in Paragraph 4, Cousins will cause the HoustonCo Non-Voting Preferred Stock to be issued to Cousins LP, in exchange for a capital contribution of $5 million in cash, so as to cause HoustonCo to be regarded as a corporation for federal income tax purposes that is not a “qualified REIT subsidiary.”

(b)	Prior to the Effective Time, Parkway and Parkway LP shall organize two new Delaware limited partnerships, for each of which Parkway will be the initial general partner and Parkway LP will be the initial limited partner.

(i)	One limited partnership is referred to in this Exhibit B as “Cousins LP” and will become the operating partnership of Cousins following the completion of the Reorganization.

(ii)	The other limited partnership is referred to as “Houston Sub LP,” which will be a direct and indirect subsidiary of HoustonCo following the completion of the Reorganization. Parkway GP will be the general partner of Houston Sub LP, with a nominal economic interest as general partner.

(c)

Promptly following the later to occur of (i) the approval of the Cousins Required Vote and Parkway Required Stockholders Vote by the shareholders of Cousins and Parkway at the Cousins Stockholders Meeting and the Parkway Stockholders Meeting, respectively, and (ii) the completion of the SEC’s review of the Houston Distribution Prospectus, and confirmation by each of Cousins and Parkway that the conditions to Closing have then been satisfied, other than those conditions that, by their nature, are to be satisfied at the Closing, Cousins will declare a distribution, to the holders of record of Cousins Common Stock and Cousins Limited Voting Preferred Stock immediately following the Effective Time, consisting of one share of HoustonCo voting common stock for each share of Cousins Common Stock and one share of HoustonCo Limited Voting Stock for each share of Cousins Limited Voting Preferred Stock (as such distribution ratio may be adjusted in accordance with Schedule 1 attached hereto), payment of which distribution will be conditioned upon consummation of the Merger and shall occur on the business day following the Closing Date.

(d)	As a result of the consummation of the Merger, the number of outstanding Parkway Partnership Common Units will be recapitalized based on the Merger exchange ratio, as indicated on Schedule 1 attached hereto.

2.	Division of Parkway LP

(a)	Immediately following the Effective Time, Parkway LP will contribute to Cousins LP the following assets:

(i)	its direct and indirect ownership interests in all of its Subsidiaries that own real property other than (A) the Subsidiaries that own direct or indirect ownership interests in CityWest Place, Phoenix Tower, and San Felipe Plaza (the “Parkway Houston Properties”) and (B) the direct or indirect minority ownership interest of Parkway LP in 2121 Market Street Associates, L.P.; and

(ii)	the other assets of Parkway contemplated to be owned by Cousins and its subsidiaries in the Separation and Distribution Agreement provided for in Exhibit C to the Merger Agreement.

In addition, Cousins LP will assume, or acquire the foregoing assets subject to, the liabilities contemplated to be assumed or borne by Cousins LP and its Subsidiaries in the Separation and Distribution Agreement provided for in Exhibit C to the Merger Agreement. In exchange for these contributions, Parkway LP will receive a number of limited partner common units of Cousins LP as set forth on Schedule 1 attached hereto. Following the foregoing contributions to Cousins LP, Parkway LP will own the following assets (the “Parkway Houston Assets”), in addition to its interest in Cousins LP:

(iii)	100% of the ownership interests in subsidiaries that own the Parkway Houston Properties;

(iv)	the direct and indirect ownership interest in Eola Office Partners LLC, including the third party management contracts owned to which it or its Subsidiaries are a party, as set forth on Schedule 2 hereto;

(v)	the direct and indirect minority ownership interest of Parkway LP in 2121 Market Street Associates, L.P.;

(vi)	the other assets of Parkway contemplated to be owned by HoustonCo and its subsidiaries in the Separation and Distribution Agreement provided for in Exhibit C to the Merger Agreement.

(b)	Parkway LP will distribute 100% of its limited partner interests in Cousins LP ratably to its partners in accordance with the Parkway Partnership Agreement, as indicated on Schedule 1 attached hereto (so that each Parkway unitholder receives the same number of units in Cousins LP as the number of units that it owns in Parkway LP).

(c)	Parkway Properties General Partners, Inc. (“Parkway GP”) will distribute to Merger Sub, which is its sole shareholder, all of the units in Cousins LP that Parkway GP received in the distribution by Parkway LP in Step 2(c).

3.	Contribution of Assets to Houston Sub LP and HoustonCo

Immediately following the distribution of limited partner interests in Cousins LP to the partners of Parkway LP, on the Closing Date —

(a)	Parkway LP will contribute the Parkway Houston Assets to Houston Sub LP in exchange for limited partner interests, as set forth on Schedule 1 attached hereto. Houston Sub LP will assume, or acquire the foregoing assets subject to, the liabilities contemplated to be assumed or borne by Houston Sub LP and its Subsidiaries in the Separation and Distribution Agreement provided for in Exhibit C to the Merger Agreement.

(b)	Cousins will contribute its direct and indirect ownership interests in each of the following properties (the “Cousins Houston Properties”) to Houston Sub LP in exchange for limited partner interests, as set forth on Schedule 1 attached hereto:

(i)	Greenway Plaza

(ii)	Post Oak Central

In addition, Cousins will contribute the other Cousins assets contemplated to be owned by HoustonCo and its subsidiaries in the Separation and Distribution Agreement provided for in Exhibit C to the Merger Agreement. Houston Sub LP will assume, or acquire the foregoing assets subject to, the liabilities contemplated to be assumed or borne by Houston Sub LP and its Subsidiaries in the Separation and Distribution Agreement provided for in Exhibit C to the Merger Agreement.

Cousins will retain direct or indirect ownership of a 1% non-managing limited liability company interest (or 1% general partner interest, as applicable) (each a “Retained 1% Houston Property Interest”) in each of its Subsidiaries that owns an interest in the Cousins Houston Properties and is treated as a partnership for federal income tax purposes and not as a disregarded entity.

(c)	Cousins will contribute the following assets to HoustonCo in exchange for shares of HoustonCo common stock, as set forth on Schedule 1 attached hereto:

(i)	its limited partner interest in Houston Sub LP

(ii)	the Retained 1% Houston Property Interests.

(d)	Merger Sub will contribute to HoustonCo its limited partner interest in Parkway LP and its stock in Parkway GP in exchange for shares of HoustonCo common stock, as set forth on Schedule 1 attached hereto.

(e)	Merger Sub will contribute to Parkway GP its general partner interest in Houston Sub LP.

4.	Houston Credit Facility and Cash Distributions

Immediately following the foregoing steps, on the Closing Date—

(a)	Houston Sub LP will enter into a credit facility, which is contemplated to provide aggregate availability of at least $350 million. Subject to satisfaction of the conditions to borrowing thereunder, Houston Sub LP will make a draw under the Credit Facility.

(b)	Houston Sub LP will distribute a pro rata portion of $200 million of the loan proceeds to Parkway LP.

(c)	Cousins LP will contribute $5 million to HoustonCo in exchange for HoustonCo Non-Voting Preferred Stock so as to cause HoustonCo to be regarded as a corporation for federal income tax purposes that is not a “qualified REIT subsidiary.”

(d)	HoustonCo will contribute $5 million to Parkway LP in exchange for preferred limited partner units with an aggregate liquidation preference of $5 million and bearing a market dividend rate,

i.e., on terms that otherwise mirror the terms of the HoustonCo Non-Voting Preferred Stock (the “Parkway LP Preferred Units”).

(e)	Parkway LP will contribute $5 million to Houston Sub LP in exchange for preferred limited partner units with an aggregate liquidation preference of $5 million and bearing a market dividend rate (the “Houston Sub Preferred Units”).

(f)	Houston Sub LP will distribute the portion of the $200 million in loan proceeds remaining after the distribution in Step 4(b) ratably to HoustonCo and Parkway GP, which are its other partners. Parkway GP will distribute the cash it receives to HoustonCo, which is its sole stockholder. Parkway LP will distribute its share of the $200 million in loan proceeds previously received from Houston Sub LP in one of the following manners:

(i)	a ratable distribution to each of its partners, if each of its partners agrees to cause its share of the distributed cash to be contributed to Cousins LP in exchange for limited partner interests in Cousins LP (see Step 5(b) below); or

(ii)	if each of its partners does not agree to cause its share of the distributed cash to be contributed to Cousins LP in exchange for limited partner interests in Cousins LP (see Step 5(b) below), to redeem Parkway Partnership Common Units held by HoustonCo and each other partner that agrees to cause its share of the distributed cash to be contributed to Cousins LP in exchange for limited partner interests in Cousins LP (see Step 5(b) below) at a redemption price per Parkway Partnership Common Unit based on the “Cash Amount” determined in accordance with the redemption provisions of the Parkway LP partnership agreement. If this alternative is used, the outstanding units of Parkway LP will be adjusted proportionately with the goal that (x) the total number of outstanding units of Parkway LP equals the number of units of Houston Sub LP held by Parkway LP and (y) the sum of the number of (I) Parkway LP units held by HoustonCo and Parkway GP plus (II) Houston Sub LP units held by HoustonCo equals the number of outstanding shares of voting common stock of Cousins.

(g)	Parkway GP will distribute to HoustonCo its share of the cash that it has received in Step 4(f).

(h)	HoustonCo will distribute to Merger Sub, which will distribute to Cousins, the cash distributions that is has received in Steps 4(e) and 4(f).

5.	Contribution of Cousins Assets to Cousins LP

(a)	Cousins will contribute all of its remaining assets (other than the common stock of HoustonCo, the stock of Merger Sub and any assets for which consents for transfer are necessary and still pending), including the cash it received from the distribution/redemption by Parkway LP in Step 4(g), to Cousins LP in exchange for the number of limited partner units in Cousins LP set forth on Schedule 1 attached hereto. Cousins LP will assume, or acquire the foregoing assets subject to, the liabilities contemplated to be assumed or borne by Cousins LP and its Subsidiaries in the Separation and Distribution Agreement provided for in Exhibit C to the Merger Agreement.

(b)	Parkway LP unitholders will contribute the cash they received from the distribution/redemption by Parkway LP in Step 4(e) to Cousins LP in exchange for the number of limited partner units in Cousins LP set forth on Schedule 1 attached hereto.

(c)	The Cousins LP units issued in exchange for contributions of cash will be valued based on the good faith estimate by the general partner of Cousins LP of what the value of a share of Cousins common stock will be when trading begins following the Distribution. In allocating the units in Cousins LP, the goal will be to have (i) the total number of Cousins LP units to be issued to Cousins and Merger Sub as the general partner of Cousins LP equal (ii) the total number of shares of Cousins voting common stock to be outstanding immediately following the Distribution.

6.	Distribution of HoustonCo Shares to Cousins Shareholders

Immediately following the foregoing steps, but on the business day following the Closing Date —

(a)	Merger Sub will distribute to Cousins, as its sole shareholder, 100% of the common stock of HoustonCo, 100% of the HoustonCo Limited Voting Stock, the general partner interest in Cousins LP, and all of the limited partner interests in Cousins LP that Merger Sub received in the distributions from Parkway LP and Parkway GP.

(b)	Cousins will distribute 100% of the voting common stock of HoustonCo and 100% of the HoustonCo Limited Voting Stock to the persons who are holders of Cousins common stock and Cousins Limited Voting Stock, respectively, in accordance with the terms of the dividend declaration described above. Cousins LP will retain the HoustonCo Non-Voting Preferred Stock.

SCHEDULE 1

SCHEDULE 1

EQUITY CAPITALIZATION STEPS PLAN

This Schedule 1 sets out the methodology for determining the number of shares of common stock, amount of preferred stock, and limited partnership units to be issued by Cousins, Parkway LP, Cousins LP, Houston Sub LP, and HoustonCo in the various steps of the Reorganization Steps Plan to which this Schedule 1 is attached. The information under “Capitalization Prior to Effective Time” will be updated immediately prior to the Effective Time to reflect any changes from the date of the Merger Agreement and to reflect the Estimated Cousins Share Value for Cash Consideration. The methodology will not be revised without the mutual consent of Cousins and Parkway.

This Schedule 1 does not address the treatment of outstanding equity awards in the Merger and Reorganization. In general, equity awards that vest and for which common stock or partnership units are issued as a result of the Merger will be treated in the same manner as other outstanding shares of common stock and partnership units. This Schedule 1 also does not address the treatment of limited voting shares. Generally, they will be treated in the same manner as common stock.

Merger exchange ratio	1.630x
HoustonCo Spinoff distribution ratio	1.000x
Distributable Houston Loan Proceeds	$200,000,000
Illustrative Cousins Share Value for Cash Contributions	$8.00
HoustonCo Preferred Stock Value	$5,000,000

	Cousins	Parkway	Parkway LP	Cousins LP	Houston Sub	HoustonCo
Capitalization Prior to Effective Time
Common shares outstanding (Merger Agreement)	210,107,296	111,718,373

	210,107,296	111,718,373

Common OP Units
REIT as LP			111,607,415
General Partner			110,958
Outside LPs			4,827,718

Total OP Units			116,546,091

Houston Sub
Parkway LP as LP
Parkway as GP
HoustonCo
Common stock–Parkway						1,000
Preferred Stock
Parkway GP Stock–Parkway

	Cousins	Parkway LP	Cousins LP	Houston Sub	HoustonCo
After Merger
Common shares outstanding
Former Cousins shares	210,107,296
Former Parkway shares
Outstanding shares	182,100,948

Total shares	392,208,244

Common OP Units
REIT as LP		181,920,086
General Partner		180,862
Outside LPs		7,869,180

Total OP Units		189,970,128

Houston Sub
Parkway LP as LP				—
Parkway as GP				—
Preferred OP Units

HoustonCo
Common stock–Merger Sub					1,000
Preferred Stock
Parkway GP Stock–Merger Sub

	Cousins	Parkway LP	Cousins LP	Houston Sub	HoustonCo
After Partnership Division (Step 2)
Common shares outstanding
Former Cousins shares	210,107,296
Former Parkway shares
Outstanding shares	182,100,948

Total shares	392,208,244

Common OP Units
Merger Sub as LP		181,920,086	180,201,247
Parkway GP		180,862
GP Interest in Cousins LP–Merger Sub			1,899,701
Outside LPs		7,869,180	7,869,180

Total OP Units		189,970,128	189,970,128

Houston Sub
Parkway LP as LP
Parkway as GP

HoustonCo
Common stock–Merger Sub					1,000
Parkway GP Stock–Merger Sub

	Cousins	Parkway LP	Cousins LP	Houston Sub	HoustonCo
After Contributions of Houston Assets (Step 3)
Common shares outstanding
Former Cousins shares	210,107,296
Former Parkway shares:
Outstanding shares	182,100,948

Total shares	392,208,244

Parkway LP OP Units
Houston Co		181,920,086
Parkway GP		180,862
Outside LPs		7,869,180

Total OP Units		189,970,128

Cousins LP OP Units
Merger Sub (LP)			180,201,247
Parkway GP			—
Merger Sub (GP)			1,899,701
Outside LPs			7,869,180

Total OP Units			189,970,128

Houston Sub LP:
Parkway LP as LP				189,970,128
HoustonCo as LP				206,106,522
Parkway GP as GP				4,000,774

				400,077,424

HoustonCo
Common stock–Merger Sub					392,208,244
Parkway GP Stock–HoustonCo

	Cousins		Parkway LP	Cousins LP	Houston Sub	HoustonCo
After Distribution of Loan Proceeds and Preferred Units (Step 4)	(Assumes all Parkway LP partners receive pro rata cash/preferred unit distribution and contribute funds to Cousins LP, instead of redemption of units)
Common shares outstanding
Former Cousins shares	210,107,296
Former Parkway shares	—
Outstanding shares	182,100,948

Total shares	392,208,244

Parkway LP OP Units
Houston Co			181,920,086
Parkway GP			180,862
Outside LPs			7,869,180

Total OP Units			189,970,128

Preferred Units–HoustonCo			$5,000,000
Cousins LP OP Units
Merger Sub (LP)				180,201,247
Parkway GP				—
Merger Sub (GP)				1,899,701
Outside LPs				7,869,180

Total OP Units				189,970,128

Houston Sub LP:
Parkway LP as LP					189,970,128
HoustonCo as LP					206,106,522
Parkway GP as GP					4,000,774

					400,077,424

Preferred OP Units:
Parkway LP					$5,000,000
HoustonCo
Common stock–Merger Sub						392,208,244
Preferred stock–HoustonCo						5,000,000
Distributions of Loan Proceeds
Cousins–from HoustonCo as LP of Houston Sub LP		$103,033,318
Cousins–from HoustonCo as GP of Houston Sub		2,000,000
Parkway LP as LP of Houston Sub:
Cousins–from Parkway LP distributions to HoustonCo and Parkway GP		91,032,854
Outside LPs		3,933,829

		94,966,682

		$200,000,000

Parkway GP Stock–HoustonCo

	Cousins		Parkway LP	Cousins LP	Houston Sub	HoustonCo
After Contribution of Assets to Cousins LP (Step 5)
Common shares outstanding
Former Cousins shares	210,107,296
Former Parkway shares
Outstanding shares	182,100,948

Total shares	392,208,244

Parkway LP OP Units
Houston Co			181,920,086
Parkway GP			180,862
Outside LPs			7,869,180

Total OP Units			189,970,128

Preferred Units–HoustonCo			$5,000,000
Cousins LP OP Units
Before Adjustment of Units for 1-to-1 Ratio:
Cousins				390,308,543
Cousins GP Interest–Merger Sub				1,899,701
Outside LPs				7,869,180

Total OP Units from Property Contributions				400,077,424
OP Units from Contribution of Loan Proceeds
Cousins				24,508,271
Outside LPs				491,729

				25,000,000

				425,077,424

After Adjustment of Units for 1-to-1 Ratio:
Adjustment Factor		94.1187%
Cousins				367,353,399
Cousins GP Interest				1,787,975
Outside LPs				7,406,372

Total OP Units from Property Contributions				376,547,745
OP Units from Contribution of Loan Proceeds
Cousins				23,066,871
Outside LPs				462,809

				23,529,680

				400,077,424

Houston Sub LP:
Parkway LP as LP					189,970,128
HoustonCo as LP					206,106,522
Parkway GP as GP					4,000,774

					400,077,424

Preferred OP Units:
Parkway LP					$5,000,000
HoustonCo
Common stock–Merger Sub						392,208,244
Preferred Stock-Cousins LP						$5,000,000
Parkway GP Stock–HoustonCo

	Cousins	Parkway LP	Cousins LP	Houston Sub	HoustonCo
After HoustonCo Spinoff Step (6)
Common shares outstanding
Former Cousins shares	210,107,296
Former Parkway shares	—
Outstanding shares	182,100,948

Total shares	392,208,244

Parkway LP OP Units
Houston Co		181,920,086
Parkway GP		180,862
Outside LPs		7,869,180

Total OP Units		189,970,128

Preferred Units–HoustonCo		$5,000,000
Cousins LP OP Units
Cousins			390,420,269
Cousins GP Interest–Cousins			1,787,975
Outside LPs			7,869,180

Total OP Units			400,077,424

Houston Sub LP:
Parkway LP as LP				189,970,128
HoustonCo as LP				206,106,522
Parkway GP as GP				4,000,774

				400,077,424

Preferred OP Units:
Parkway LP				$5,000,000
HoustonCo
Former Cousins shares					210,107,296
Former Parkway shares:
Outstanding shares					182,100,948

Total shares					392,208,244

Preferred Stock-Cousins LP					$5,000,000
Parkway GP Stock–HoustonCo

SCHEDULE 2

Third-Party Property Management Service Contracts

of Eola Capital LLC and Affiliates

•	Management Agreement, by and between ACP/US Interlachan Corporate Center LLC, as owner, and ACP Realty Services, LLC, as agent, dated as of September 20, 2007.

•	Management Agreement, by and between Suburban Owner LLC, as owner, and Eola Capital LLC, as agent, dated December 29, 2003, as amended on September 27, 2007.

•	Management Agreement by and between NCFLA II Owner LLC, as owner, and Eola Capital LLC, as agent, dated July 22, 2005, as amended on September 27, 2007 and as affected by that certain Consent Letter dated April 7, 2011.

•	Management Agreement by and between NC Owner LLC, as owner, and Eola Capital LLC, as agent, dated July 22, 2005, as amended on September 27, 2007 and as affected by that certain Consent Letter dated April 7, 2011.

•	Management Agreement by and between FLA Owner LLC, as owner, and Eola Capital LLC, as agent, dated July 22, 2005, as amended on September 27, 2007 and as affected by that certain Consent Letter dated April 7, 2011.

•	Management Agreement, by and between BSH I Owner LLC, as owner, and Eola Capital LLC, as agent, dated April 22, 2008, as amended on May 18, 2011 and May 1, 2013.

•	Management Agreement, by and between BSH II Owner LLC, as owner, and Eola Capital LLC, as agent, dated April 22, 2008, as amended on May 18, 2011 and May 1, 2013.

•	Management, Leasing and Services Agreement by and between Courvoirsier Centre, LLC, as owner, and Eola Capital LLC, as agent, dated February 5, 2016.

•	Management, Leasing and Services Agreement by and between Riverplace Boulevard LP, as owner, and Parkway Realty Services, LLC, as agent, dated June 4, 2015, as affected by that certain Assignment and Assumption of Management, Leasing and Services Agreement by and between Parkway Realty Services, LLC, as assignor, and Eola Capital LLC, as Assignee, dated August 10, 2015.

•	Property Management Agreement by and between the State of California Department of General Services Real Estate Services Division and the City of Sacramento through its Department of Public Works, dated July 1, 2000, as affected by that certain Property Management Subcontract by and between the City of Sacramento through its Department of Public Works and Thomas Development Partners, LLC.

EXHIBIT C

EXHIBIT C

PRINCIPAL TERMS OF SEPARATION AND DISTRIBUTION AGREEMENT

Parties	• Cousins • Cousins LP • HoustonCo • Parkway LP • Parkway GP
Purpose

•       Separation and Distribution Agreement (“Distribution Agreement”) will govern the rights and responsibilities of each of Cousins and HoustonCo with respect to its relationship with the other following closing of the transactions contemplated by the Merger Agreement, by and among Parkway, Parkway LP, Cousins and Merger Sub, to which this Term Sheet is attached (the “Merger Agreement”). Capitalized terms used but not defined in this Term Sheet shall have the meanings set forth in the Merger Agreement.

•       Distribution Agreement to be entered into in connection with the Houston Distribution, subject to the terms and conditions of the Merger Agreement.

Separation and Distribution

•       Parties will be obligated to implement steps in the Reorganization steps plan (Exhibit B to the Merger Agreement), subject to the terms and conditions of the Merger Agreement.

•       Each party will execute and deliver such instruments of conveyance as may be necessary to effect the Reorganization, subject to the terms and conditions of the Merger Agreement.

•       All intercompany agreements between HoustonCo and Cousins and their respective subsidiaries will be terminated in connection with the Houston Distribution, other than agreements that are specifically identified by mutual agreement of the parties.

•       Distribution Agreement will require HoustonCo to enter into the Houston Stockholders Agreement with TPG in connection with the closing of the Houston Distribution (in the form attached to the Merger Agreement).

Assets and Liabilities

HoustonCo Assets. All assets primarily related to the Houston Business, including:

•       $150 million of unrestricted cash proceeds from new term loan credit facilities;

•       all issued capital stock or other equity interests in subsidiaries, joint ventures, partnerships or similar entities that primarily relate to the Houston Business, as well as 2121 Market Street Associates LLC and Eola Office Partners, LLC (the “Houston Entities”);

•       all right, title and interest (whether as owner, mortgagee or holder of a security interest) in real properties located in Houston;

•       all other assets primarily related to the Houston Business, including all furniture, buildings, fixtures, equipment, easements and other appurtenances located at the Houston real properties;

•       the third party management contracts to which Eola Office Partners, LLC is a party;

•       all third-party vendor contracts for IT, HR, financial, legal and public affairs services primarily used by the Houston Business;

•       all of the Houston IP (as described below);

•       all contracts entered into in the name of, or expressly on behalf of, any Houston Entity;

•       all permits used primarily in the Houston Business;

•       all books and records, wherever located, primarily related to the Houston Business;

•       all rights, claims, demands, causes of action, judgments, decrees, property tax appeals and rights to indemnify or contribution in favor of Cousins that are primarily related to the Houston Business; and

•       other assets mutually agreed by the parties prior to the Houston Distribution.

HoustonCo Liabilities. All liabilities arising out of the operation of the Houston Business, including:

•       new credit facility;

•       all liabilities relating to the Houston Assets;

•       all liabilities (including environmental liabilities) relating to underlying circumstances or facts existing, or events occurring, prior to the Houston Distribution, to the extent relating to the Houston Business, HoustonCo or Houston Assets;

•       all guarantees and indemnitees in respect of any of the Houston Assets or Houston Liabilities;

•       all third-party claims to the extent relating to the Houston Business and Houston Assets;

•       30% of any liabilities arising from any third-party claims related to the Merger Agreement or the transactions contemplated thereby;

•       30% of any liabilities related to breaches of fiduciary duties and violations of securities law relating to events before the Separation;

•       all insurance charges related to the Houston Business and Houston Assets;

•       liabilities under the tax protection agreements and related documents listed on Section 3.1(h)(xiii) of the Parkway Disclosure Schedules;

•       liabilities and obligations arising under the Registration Rights Agreement dated as of October 13, 2004 among Thomas Properties Group, Inc, Thomas Properties Group, L.P. and the Thomas Investors named therein; and

•       other liabilities mutually agreed by the parties prior to the Houston Distribution.

Cousins Assets. All assets other than the Houston Assets (including Parkway LP’s $3.5 million investment in ACP Peachtree Center Manager LLC and the $200 million cash proceeds from new credit facilities that will be distributed by Houston Sub LP to its partners and then contributed to Cousins LP in exchange for partnership interests in connection with the Reorganization).

Cousins Liabilities. All liabilities other than the Houston Liabilities.

Segregation of Accounts

•       At or before the effective time, to the extent applicable, each party will use commercially reasonable efforts to separate and de-link any common bank and brokerage accounts between them. Any outstanding checks issued or payments initiated prior to the Effective Time will be honored after the Effective Time by the party then owning the account on which the check is drawn or the payment was initiated and the parties will cooperate to pay over (or to the extent such amount cannot be paid over, hold in trust) any amounts received rightfully owed to the other party, subject to regulatory compliance.
Novation

•       The parties will use commercially reasonable efforts to obtain any consent or amendment required to novate or assign all liabilities to the appropriate party based on the separation of liabilities described above.

•       Each party will use commercially reasonable efforts to have the other party removed as the guarantor or obligor (and to remove any security interest over such other party’s assets serving as collateral) with respect to any obligations or liabilities of such first party, including, to the extent required to obtain the applicable releases, by executing replacement guarantees. To the extent such release or removal cannot be obtained, the party benefiting from the guarantee or obligation will indemnify and hold harmless the other from any liability arising from such guarantee or obligation, and will not renew or extend the term of, increase any obligations under, or transfer, the applicable obligation or liability.

Mortgage Debt

•       Each party will acquire properties previously owned by the other party subject to existing mortgage debt.

•       As provided above, each party will use commercially reasonable efforts to have the other party released from all debt documents, including guarantees, relating to properties no longer owned by such other party.

Financing

•       At closing, HoustonCo will borrow $350 million under a new term loan credit facility.

•       HoustonCo will then distribute $200 million to its partners who in turn will, directly or indirectly, cause the funds to be contributed to Cousins LP and retain $150 million of unrestricted cash.

Employee Matters

•       The parties will enter into an Employee Matters Agreement that will address the following topics, among other customary topics, in a manner substantially similar to the provisions in Section 5.6 of the Merger Agreement:

•       Initial post-Distribution Date continued employment terms

•       Treatment of benefit plans

•       Treatment of equity incentive plans

•       Benefit Continuation – Initial post-Distribution Date employment terms for Parkway and Cousins employees transferring to HoustonCo generally will be consistent with those applicable to continuing Parkway employees under Section 5.6(a)-(b) of the Merger Agreement, it being understood that legacy Cousins employees shall be treated no less favorably than legacy Parkway employees and that the Parkway Separation Pay Plan shall apply to both legacy Cousins and legacy Parkway employees transferring to HoustonCo.

•       Allocation of Assets and Liabilities – Cousins generally will retain assets and liabilities related to benefit plans and employees who are not transferring to HoustonCo. HoustonCo generally will assume assets and liabilities related to benefit plans and employees who are transferring to HoustonCo. Notwithstanding the foregoing, liability for claims incurred under a health and welfare benefit plan prior to the distribution shall remain the liability of the party who sponsors such benefit plan following the distribution. In addition, Cousins shall, with respect to employees who do not transfer to HoustonCo, pay any severance obligations owed pursuant to the terms of the existing employment agreements, change in control agreements and the Parkway Separation Pay Plan.

•       Treatment of Legacy Parkway Equity Awards –

➢       No Parkway Partnership LTIP Units shall be outstanding following the Closing.

➢       Parkway RSU Awards shall be treated as set forth in Section 2.5(b) of the Merger Agreement, some of which no longer shall be outstanding following the Closing. With respect to Parkway RSU Awards that remain unvested as of the Closing, in connection with the Houston Distribution the following provisions shall apply:

¡          For legacy Parkway employees who are transferring to HoustonCo, the Parkway RSU Awards that converted into Cousins RSU Awards under the Merger Agreement shall be converted into, or exchanged for, restricted stock units covering the common stock of HoustonCo, as adjusted for the Houston Distribution, under terms and conditions substantially similar to the terms applicable to the Parkway RSU Awards as of immediately prior to the Effective Time.

¡         For legacy Parkway employees who do not transfer to HoustonCo but will not be offered a long-term position with Cousins, the Parkway RSU Awards that converted into Cousins RSU Awards under the Merger Agreement shall be divided on a proportional basis into (i) fully vested Parkway RSU Awards and (ii) fully vested restricted stock units covering the common stock of HoustonCo, in each case as adjusted for the Houston Distribution.

¡          For legacy Parkway employees who do not transfer to HoustonCo, the Parkway RSU Awards that converted into Cousins RSU Awards under the Merger Agreement shall remain awards fully denominated in Cousins Common Stock, with the number of shares adjusted to reflect the Houston Distribution.

➢       Parkway Stock Options shall be treated as set forth in Section 2.5(a) of the Merger Agreement. In connection with the Houston Distribution, the following provisions shall apply:

¡          For legacy Parkway employees who are transferring to HoustonCo, the Parkway Stock Options that converted into Cousins Stock Options under the Merger Agreement shall be converted into, or exchanged for, stock options covering the common stock of HoustonCo under terms and conditions substantially similar to the terms currently applicable to the Parkway Stock Options (as converted into Cousins Stock Options pursuant to the Merger Agreement), as adjusted for the Houston Distribution.

¡          For legacy Parkway employees who do not transfer to HoustonCo but will not be offered a long-term position with Cousins, the Cousins Stock Options shall be divided on a proportional basis into (i) fully vested stock options covering Cousins Common Stock and (ii) fully vested stock options covering the common stock of HoustonCo, in each case exercisable for the remaining term of such stock option and as adjusted for the Houston Distribution.

•       Treatment of Legacy Cousins Equity Awards –

¡         All equity compensation awards of legacy Cousins employees transferring to HoustonCo shall be converted into, or exchanged for, equity compensation awards covering the common stock of HoustonCo under terms and conditions substantially similar to the terms currently applicable to such Cousins awards, as adjusted for the Houston Distribution.

¡          All equity compensation awards of legacy Cousins employees not transferring to HoustonCo shall remain awards fully denominated in Cousins Common Stock, with the number of shares (and exercise price, if applicable) adjusted to reflect the Houston Distribution.

Employee Non-Solicit	• The non-solicit provision contained in the Merger Agreement will continue for 2 years post-closing.
Tax Matters

•       The parties will enter into a Tax Matters Agreement that will address the following topics, among other customary topics:

➢       Preparation of post-Distribution Date tax returns

➢       Preparation of any tax returns of Parkway LP reflecting tax items arising out of or related to Step 2 of the Reorganization, as set forth on Exhibit B (Division of Parkway LP), which tax returns shall be subject to Cousins’s review and comment

➢       Apportionment of taxes among entities

➢       Refunds, tax attributes, deductions

➢       Conduct of tax proceedings

Such topics may alternatively be addressed in the Distribution Agreement.

The parties will agree to report the transaction consistently on their tax returns.

Intellectual Property

•       Cousins shall retain all rights to intellectual property of Cousins immediately prior to the Houston Distribution, including the “Cousins” name and all related and all related intellectual property, including internet domain names and the “CUZ” ticker symbol.

•       HoustonCo shall retain the rights to the “Parkway” name and all related intellectual property, including internet domain names and the “[PKY]” ticker symbol (the “Houston IP”).

Transition Services Agreement	Each party will enter into a Transition Services Agreement pursuant to which it will cooperate with regard to various post-Distribution Date matters (including property level audits and financial reporting) and provide certain continuing administrative services with respect to the assets previously owned by it (or its predecessor) prior to closing.
Insurance	Cousins and Parkway will work in good faith to consider the appropriateness (from an economic cost and liability standpoint) of Cousins, Parkway and HoustonCo continuing coverage on properties owned by Cousins and HoustonCo after the Houston Distribution under their existing property (casualty) insurance coverage through 12/31/16, but in no event will Cousins or HoustonCo be required to extend such coverage on the Houston assets and non-Houston assets, respectively, past 12/31/16; provided that allocation and reimbursement of premiums will be required in connection with any such continuation. Following the Houston Distribution, Cousins and HoustonCo would each be solely responsible for any uninsured loss (including deductible) on property it owns after the Houston Distribution. At the Effective Time of the Merger, Parkway’s existing property insurance coverage shall be transferred to HoustonCo and shall remain in place (for such properties which continue to be owned by Cousins) through and until 4/1/17, which is the expiration of the current term thereunder.
Information Sharing; Books and Records

•       Distribution agreement will include customary confidentiality agreement.

•       Each party will use commercially reasonable efforts after closing to share with the other party all information related to pre-Houston Distribution matters and such other party’s assets held by the disclosing party.

•       The parties will agree on records retention policies.

•       The parties will keep copies of all historic regards and agreements to support future diligence or audits.

Mutual Releases; Indemnification

•       HoustonCo will agree to indemnify Cousins for any claims relating to:

➢       the Houston Liabilities and the failure of HoustonCo to pay any Houston Liabilities in accordance with their terms;

➢       third-party claims relating to the Houston Business or Houston Assets;

➢       the breach by HoustonCo of the Distribution Agreement or any ancillary agreement;

➢       guarantees, credit support arrangements or similar undertakings for the benefit of HoustonCo by Cousins; and

➢       any untrue statement of material fact in the Form 10 or Houston Distribution Prospectus (other than statements explicitly made by Cousins, which will be limited to those specified on a schedule to the Distribution Agreement).

•       Cousins will agree to indemnify HoustonCo for any claims relating to:

➢       all Cousins Liabilities and the failure of Cousins to pay any Cousins Liabilities in accordance with their terms;

➢       third-party claims relating to the Cousins Business or Cousins Assets;

➢       the breach by Cousins of the Distribution Agreement or any ancillary agreement;

➢       guarantees, credit support arrangements or similar undertakings for the benefit of Cousins by HoustonCo; and

➢       any untrue statement of material fact in the Form 10 or Houston Distribution Prospectus to the extent such statement is explicitly made by Cousins (which will be limited to those specified on a schedule to the Distribution Agreement).

•       Neither party will be liable to the other for indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages (other than any such liability with respect to a third-party claim).

•       Each party will release the other party and its directors, officers, employees, agents and equity holders (“Indemnitees”) from all pre-closing liabilities related to the releasing party’s business or assets owned by such party after closing, other than liabilities for any willful or intentional misconduct, fraud, gross negligence or bad faith. Neither party will make any claim against the other or its Indemnitees with respect to any of such liabilities. The foregoing shall in no way limit or otherwise affect a party’s obligations under this Term Sheet, the Merger Agreement or ancillary agreements.

Conditions to Houston Distribution

•       Customary terms and conditions, including:

➢       Effectiveness of Form 10, with no stop order in effect with respect thereto, and no proceedings for such purpose shall be pending before, or threatened by, the SEC.

➢       Receipt of solvency and surplus opinions.

➢       Receipt of NYSE listing approval.

➢       Mailing of information statement.

➢       Execution of ancillary agreements.

➢       No injunction or law preventing consummation, or limiting benefits of, Houston Distribution.

➢       Consummation of Reorganization.

➢       New HoustonCo credit facility shall be in place, and HoustonCo shall have distributed $200 million to its partners, which funds are then contributed to Cousins LP.

Dispute Resolution	Arbitration
Remedies	Specific performance

EXHIBIT D

AMENDMENT NO. 4

TO

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

[HOUSTONCO] PROPERTIES LP

THIS AMENDMENT NO. 4 TO SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (“Amendment No. 4”), dated as of [●], 2016, is entered into by and between [HoustonCo], a Maryland corporation (the “Company”), and [HoustonCo] Properties General Partners Inc., a Delaware corporation formerly known as Parkway Properties General Partners, Inc. (the “General Partner”), and amends that certain Second Amended and Restated Agreement of Limited Partnership of [HoustonCo] Properties LP, a Delaware limited partnership formerly known as Parkway Properties LP (the “Partnership”), dated February 27, 2013, as amended (the “Partnership Agreement”)1.

WHEREAS, prior to the date hereof, Parkway Properties, Inc., a Maryland corporation (“Parkway”), held certain Partnership Interests in the Partnership and all of the outstanding equity in the General Partner;

WHEREAS, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 28, 2016, by and among Parkway, the Partnership, Cousins Properties Incorporated, a Georgia corporation (“Cousins”), and Clinic Sub Inc., a Maryland corporation and wholly owned subsidiary of Cousins (“Merger Sub”), Parkway merged with and into Merger Sub (the “Merger”);

WHEREAS, in connection with the Reorganization (as defined in the Merger Agreement), among other actions, (x) the Partnership contributed its direct and indirect ownership in its Houston properties and certain other assets to [Houston Sub] LP, a newly created Delaware limited partnership (“Holdings”), in exchange for limited partner interests in Holdings; (y) the Partnership contributed all of its assets that were not contributed to Holdings to Cousins Properties LP, a newly created Delaware limited partnership (“Cousins LP”), in exchange for limited partner interests in Cousins LP and thereafter distributed the limited partner interests in Cousins LP to the Partnership’s partners; (z) the Company acquired all of Merger Sub’s Partnership Interests in the Partnership, which were previously held by Parkway prior to the Merger, Merger Sub’s general partner interest in Holdings, and all of the outstanding equity in the General Partner and was admitted as a Limited Partner of the Partnership; and

WHEREAS, pursuant to the terms of Section 7.3(e) and Article 14 of the Partnership Agreement, the General Partner, in its capacity as general partner of the Partnership, and the Company, as the holder of a Majority in Interest of the Limited Partners, wish to amend the Partnership Agreement on the terms as set forth herein.

[1]	NOTE: This Amendment will be entered into and become effective immediately following the Distribution that is the final step in the Reorganization pursuant to the Merger Agreement..

NOW, THEREFORE, BE IT RESOLVED, that for good and adequate consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

Section 1.	AMENDMENTS[2]

(a) Section 1.1 of the Partnership Agreement hereby is amended by deleting clause (e) of the definition of “CAPITAL ACCOUNT” in its entirety and replacing such clause with the following:

“The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Partnership, the General Partner, or the Limited Partners) are computed in order to comply with such Regulations, the General Partner may make such modification. The General Partner also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Partners and the amount of Partnership capital reflected on the Partnership’s balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b) or Section 1.704-2.”

(b) Section 1.1 of the Partnership Agreement hereby is amended by inserting the following defined term in proper alphabetical order:

““COMMON UNIT ECONOMIC BALANCE” means, as of any date, (i) the Capital Account balance of the General Partner, plus the amount of the General Partner’s share of any Partner Minimum Gain or Partnership Minimum Gain, in either case to the extent attributable to the General Partner’s ownership of Partnership Common Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under Section 6.3(a), but prior to the realization of any Liquidating Gains, divided by (ii) the number of the General Partner’s Partnership Common Units.”

(c) Section 1.1 of the Partnership Agreement hereby is amended by inserting the following clause at the end of the definition of “FAIR MARKET VALUE”:

“and PROVIDED FURTHER THAT no determination of FAIR MARKET VALUE of REIT Shares will be made following the date hereof until the REIT Shares have publicly traded for ten consecutive trading days.”

[2]	NOTE: In addition to the amendments set out in this Section 1, Article VII of the Partnership Agreement will be amended to add provisions, customary in UPREIT operating partnership agreements, that would limit the outside activities of the Company, including the following:

•	A restriction on owning material assets other than (i) debt and equity interests in the Partnership and Houston Sub LP (as defined in Exhibit B to the Merger Agreement) and (ii) the Retained 1% Houston Property Interest (as defined in Exhibit B to the Merger Agreement)

•	A limitation on issuing equity unless the proceeds are contributed to the Partnership in exchange for comparable equity interests in the Partnership.

•	A limitation on incurring debt for borrowed money from third parties unless the net proceeds of such debt are loaned to the Partnership on comparable terms.

Corresponding amendments may be made to other provisions of the Partnership Agreement in order to reflect these restrictions.

(d) Section 1.1 of the Partnership Agreement hereby is amended by deleting the definition of “REIT SHARES AMOUNT” in its entirety and replacing such definition with the following:

“ “REIT SHARES AMOUNT” means, as of any date, (i) with respect to Tendered Units, an aggregate number of REIT Shares equal to the number of such Tendered Units, as adjusted (x) pursuant to Section 8.6(h) (in the event the Company acquires or divests material assets, other than on behalf of the Partnership) and (y) for stock dividends and distributions, stock splits and subdivisions, reverse stock splits and combinations, distributions of rights, warrants or options, and distributions of evidences of indebtedness or assets received by the Company pursuant to a distribution by the Partnership other than a pro rata distribution to all Partners based on their respective Percentage Interests, and (ii) with respect to Partnership Units in any other context, the amount of REIT Shares determined in accordance with clause (i) assuming for such purpose that all such Partnership Units are Tendered Units. Notwithstanding the foregoing, the REIT Shares Amount shall not be adjusted in connection with an event described in clause (y) above if, in connection with such event, the Partnership makes a distribution of cash, Partnership Units, REIT Shares and/or rights, options or warrants to acquire Partnership Units and/or REIT Shares with respect to all applicable Partnership Common Units or effects a reverse split of, or otherwise combines, the Partnership Common Units, as applicable, that is comparable as a whole in all material respects with such event.”

(e) Section 2.2 of the Partnership Agreement hereby is amended to change the name of the Partnership to “[HoustonCo] Properties LP.

(f) Section 2.5 of the Partnership Agreement hereby is amended by deleting Section 2.5 in its entirety and replacing Section 2.5 with the following:

“The term of the Partnership commenced on January 6, 1997 and shall continue until dissolved pursuant to the provisions of Article 13 or as otherwise provided by law.”

(g) Section 7.1(a) of the Partnership Agreement hereby is amended by adding as clause (xx) the following:

“(xx) adjusting the number of Partnership Units or the REIT Shares Amount in accordance with the definition thereof or causing the Partnership to take any action described in the last sentence of such definition in lieu of making an adjustment to the REIT Shares Amount.”

(h) Section 7.3(d) of the Partnership Agreement hereby is amended by adding as clause (vii) the following:

“(vii) to reflect any adjustment to the REIT Shares Amount contemplated by the definition thereof or any action taken by the Partnership in lieu of such an adjustment in accordance with the last sentence of the definition of “REIT Shares Amount”; and”

(i) Section 7.4(b) of the Partnership Agreement hereby is deleted in its entirety and replaced with the following:

“(b) Subject to Section 15.11, the Partnership shall be responsible for and shall pay all expenses relating to the Partnership’s, the General Partner’s and the Company’s organization, the ownership of their assets and their operations, but excluding any expenses related to assets and operations of the Company or the General Partner that are not owned or conducted by or through the Partnership. Except to the extent provided in this Agreement, the General Partner, the Company and their Affiliates shall be reimbursed on a monthly basis, or on such other basis as the General Partner may determine in its sole and absolute discretion, for all such expenses. The Partners acknowledge that all such expenses of the General Partner and/or the Company, other than any expenses related to assets and operations of the Company or the General Partner that are not owned or conducted by or through the Partnership, are deemed to be for the benefit of the Partnership. Such reimbursement shall be in addition to any reimbursement made as a result of indemnification pursuant to Section 7.7. In the event that certain expenses are incurred by the General Partner for the benefit of the Partnership and other entities (including the General Partner), such expenses will be allocated to the Partnership and such other entities in such a manner as the General Partner in its sole and absolute discretion deems fair and reasonable.”

(j) Section 8.6(h) of the Partnership Agreement hereby is deleted in its entirety and replaced with the following:

“(h) If, at any time, the Company acquires or divests, directly or indirectly, material assets other than assets acquired on behalf of or owned through the Partnership and other than Partnership Interests, the definition of “REIT Shares Amount” shall be adjusted, as reasonably agreed to by the General Partner and a Majority in Interest of the Limited Partners, to reflect the relative Fair Market Value of a REIT Share relative to the Deemed Partnership Interest Value of the related Partnership Unit.”

(k) Section 8.6 of the Partnership Agreement hereby is amended by adding as paragraph (j) the following:

“(j) For purposes of this Section 8.6, all references to “Partnership Units” shall mean “Partnership Common Units.”

(l) Section 10.3 of the Partnership Agreement hereby is amended by deleting the existing Section 10.3 and replacing such Section 10.3 in its entirety and replacing such clause with the following:

“A. General. The General Partner shall be the “tax partner” of the Partnership for federal, state and local income tax administrative or judicial proceedings (such administrative proceedings being referred to as a “tax audit” and such judicial proceedings being referred to as a “judicial review”) and is treated as the “tax matters partner” pursuant to Section 6231(a)(7) of the Code as in effect on November 1, 2015 (Subchapter C of Chapter 63 of the Code as in effect on November 1, 2015 referred to as the “Current Partnership Audit Rules”) and the “partnership representative” pursuant to Section 6223(a) of the Code as included in the Bipartisan Budget Act of 2015 (with the changes to Subchapter C of Chapter 63 of the Code as made by the Bipartisan Budget Act of 2015 referred to as the “2015 Budget Act Partnership Audit Rules”). The General Partner is authorized to conduct all tax audits and judicial reviews for the Partnership. So long as Section 6223(c)(3) of the Current Partnership Audit Rules is in effect, upon receipt of notice from the IRS of the beginning of an administrative proceeding with respect to the Partnership, the tax partner shall furnish the IRS with the name, address, taxpayer identification number and profit interest of each of the Limited Partners and any Assignees; provided, however, that such information is provided to the Partnership by the Limited Partners.

B. Powers. The tax partner is authorized, but not required (and the Partners hereby consent to the tax partner taking the following actions):

(1)	to elect out of the 2015 Budget Act Partnership Audit Rules, if available;

(2)	to enter into any settlement with the IRS with respect to any tax audit or judicial review for the adjustment of Partnership items required to be taken into account by a Partner or the Partnership for income tax purposes, and in the settlement agreement the tax partner may expressly state that such agreement shall bind the Partnership and all Partners, except that so long as the Current Partnership Audit Rules are in effect, such settlement agreement shall not bind any Partner (i) who (within the time prescribed pursuant to the Code and Regulations under the Current Partnership Audit Rules) files a statement with the IRS providing that the tax partner shall not have the authority to enter into a settlement agreement on behalf of such Partner or (ii) who is a “notice partner” (as defined in Section 6231(a)(8) of the Current Partnership Audit Rules) or a member of a “notice group” (as defined in Section 6223(b)(2) of the Current Partnership Audit Rules);

(3)	to seek judicial review of any adjustment assessed by the IRS or any other tax authority, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Partnership’s principal place of business is located;

(4)	to intervene in any action brought by any other Partner for judicial review of a final adjustment;

(5)	to file a request for an administrative adjustment with the IRS or other tax authority at any time and, if any part of such request is not allowed by the IRS or other tax authority, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

(6)	to enter into an agreement with the IRS or other tax authority to extend the period for assessing any tax which is attributable to any item required to be taken into account by a Partner for tax purposes, or an item affected by such item;

(7)	to take any other action on behalf of the Partners of the Partnership in connection with any tax audit or judicial review proceeding, to the extent permitted by applicable law or regulations, including, without limitation, the following actions to the extent that the 2015 Budget Act Partnership Audit Rules apply to the Partnership and its current or former Partners:

a.	electing to have the alternative method for the underpayment of taxes set forth in Section 6226 of the Code, as included in the 2015 Budget Act Partnership Audit Rules, apply to the Partnership and its current or former Partners; and

b.	for Partnership level assessments under Section 6225 of the Code, as included in the 2015 Budget Act Partnership Audit Rules, determining apportionment of responsibility for payment among the current or former Partners, setting aside reserves from Available Cash of the Partnership, withholding of distributions of Available Cash to the Partners, and requiring current or former Partners to make cash payments to the Partnership for their share of the Partnership level assessments; and

(8)	to take any other action required or permitted by the Code and Regulations in connection with its role as tax partner.

The taking of any action and the incurring of any expense by the tax partner in connection with any such audit or proceeding referred to in clause (7) above, except to the extent required by law, is a matter in the sole and absolute discretion of the tax partner and the provisions relating to indemnification of the General Partner set forth in Section 7.7 shall be fully applicable to the tax partner in its capacity as such. In addition, the General Partner shall be entitled to indemnification set forth in Section 7.7 for any liability for tax imposed on the Partnership under the 2015 Budget Act Partnership Audit Rules that is collected from the General Partner.

The current and former Partners agree to provide the following information and documentation to the Partnership and the tax partner to the extent that the 2015 Budget Act Partnership Audit Rules apply to the Partnership and its current or former Partners:

(1)	information and documentation to determine and prove eligibility of the Partnership to elect out of the 2015 Budget Act Partnership Audit Rules;

(2)	information and documentation to reduce the Partnership level assessment consistent with Section 6225(c) of the Code, as included in the 2015 Budget Act Partnership Audit Rules; and

(3)	information and documentation to prove payment of the attributable liability under Section 6226 of the Code, as included in the 2015 Budget Act Partnership Audit Rules.

In addition to the foregoing, and notwithstanding any other provision of this Agreement, including, without limitation, Section 14.1 of this Agreement, the General Partner is authorized (without any requirement of the consent or approval of any other Partners) to make all such amendments to this Section 10.3 as it shall determine, in its sole judgment, to be necessary, desirable or appropriate to implement the 2015 Budget Act Partnership Audit Rules and any regulations, procedures, rulings, notices, or other administrative interpretations thereof promulgated by the U.S. Treasury Department.

C. Reimbursement. The tax partner shall receive no compensation for its services. All third party costs and expenses incurred by the tax partner in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Partnership. Nothing herein shall be construed to restrict the Partnership from engaging an accounting firm and/or law firm to assist the tax partner in discharging its duties hereunder, so long as the compensation paid by the Partnership for such services is reasonable.

D. Survival. The obligations of each Partner under this Section 10.3 shall survive such Partner’s withdrawal from the Partnership, and each Partner agrees to execute such documentation requested by the Partnership at the time of such Partner’s withdrawal from the Partnership to acknowledge and confirm such Partner’s continuing obligations under this Section 10.3.”

(m) The Partnership Agreement shall be amended by deleting the existing Exhibit A thereto and replacing such exhibit with new Exhibit A attached hereto.

Section 2.	NO OTHER CHANGES

Except as expressly amended hereby, the Partnership Agreement shall in all respects continue in full force and effect and the General Partner and the Company ratify and confirm that they continue to be bound by the terms and conditions thereof.

Section 3.	APPLICABLE LAW

This Amendment No. 4 shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 4.	CAPITALIZED TERMS

All capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the meanings assigned to such terms in the Partnership Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 4 to the Second Amended and Restated Partnership Agreement of [HoustonCo] Properties LP as of the date first written above.

THE GENERAL PARTNER:

PARKWAY PROPERTIES GENERAL PARTNERS, INC.

By:
Name:
Title:

By:
Name:
Title:

THE COMPANY:

[HOUSTONCO]

By:
Name:
Title:

By:
Name:
Title:

Exhibit A

[HOUSTONCO] PROPERTIES LP

EXHIBIT A

Partner	Class or Series of Partnership Unit	Certificate Number (if Applicable)
General Partner:

Parkway Properties General Partners, Inc.	[●] Common General Partnership Units	N/A

Limited Partners:

[HoustonCo]	[●] Common Limited Partnership Units	N/A

[Remaining Limited Partners to be listed]	[●] Common Limited Partnership Units

EXHIBIT E

ARTICLES OF AMENDMENT

TO

RESTATED ARTICLES OF INCORPORATION

OF

COUSINS PROPERTIES INCORPORATED

3.

The name of the corporation is Cousins Properties Incorporated (the “Corporation”).

4.

Pursuant to Section 14-2-1003 of the Georgia Business Corporation Code, these Articles of Amendment (“Amendment”) amend the Restated Articles of Incorporation of the Corporation, as amended (the “Articles of Incorporation”).

5.

The Amendment is to add the following as a new Article 4.E of the Articles of Incorporation, to set forth the terms, as determined by the Board of Directors of the Corporation, of a new series of the Corporation’s Preferred Stock:

E. Limited Voting Preferred Stock.

(1) Certain Definitions. For purposes of this Amendment, the following capitalized terms shall have the meanings set forth below:

(a) “Affiliate” shall mean, with respect to any Person (as defined in Article 11), any Person directly or indirectly controlling, controlled by, or under common control with such Person. Control of any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or interests, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(b) “Immediate Family Member” shall mean, with respect to any natural Person, such natural Person’s estate or heirs or current spouse or former spouse, parents, parents-in-law, children (whether natural, adopted or by marriage), siblings and grandchildren and any trust or estate, all of the beneficiaries of which consist of such Person or such Person’s spouse, or former spouse, parents, parents-in-law, children, siblings or grandchildren.

(c) “Merger Agreement” shall mean the Agreement and Plan of Merger dated as of April 28, 2016 by and among Parkway Properties, Inc., Parkway Properties LP, the Corporation, and Clinic Sub Inc.

(d) “Operating Partnership” shall mean Cousins Properties LP, a Delaware limited partnership.

(e) “Paired Partnership Unit” shall mean, with respect to a share of the Corporation’s Limited Voting Preferred Stock, the Partnership Unit that is paired with such share of Limited Voting Preferred Stock with on a one-for-one basis.

(f) “Paired Unit” shall mean a unit consisting of one share of Limited Voting Preferred Stock and one Partnership Unit, issued simultaneously and on a one-for-one basis. Shares of Limited Voting Preferred Stock issued at the Effective Time of the Merger Agreement shall become Paired Units upon completion of the Reorganization in accordance with the Merger Agreement.

(g) “Partnership Agreement” shall mean the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as the same may be amended from time to time.

(h) “Partnership Unit” shall mean a unit of limited partnership interest in the Operating Partnership.

(i) “Permitted Transferee” shall mean (a) a Person to whom Limited Voting Preferred Stock is issued by the Corporation, (b) an Affiliate of a Person referred to in the preceding clause (a), (c) an Immediate Family Member of a natural Person referred to in the preceding clause (a), (d) a trust for the benefit of a charitable beneficiary, or (e) a charitable foundation.

(j) “Transfer” shall mean any direct or indirect sale, assignment, hypothecation or other transfer of any Paired Unit.

(2) Designation and Amount. This series of Preferred Stock of the Corporation is designated as the “Limited Voting Preferred Stock”, par value $1 per share. The number of shares constituting the Limited Voting Preferred Stock shall be 7,335,000.

(3) Limitations. Without limitation of the other provisions of the Articles of Incorporation (including Article 4 thereunder), any issuance and/or transfer of Limited Voting Preferred Stock that would result in any violation of any restriction on ownership and/or transfer set forth in Article 11 of the Articles of Incorporation shall be void ab initio, as to the issuance and/or transfer of such shares of Limited Voting Preferred Stock that would violate any such restriction, and the intended recipient or transferee thereof, as the case may be, shall acquire no rights in such shares of Limited Voting Preferred Stock.

(4) Dividend Rights. No dividends or other distributions shall be paid with respect to the shares of Limited Voting Preferred Stock, and the holders thereof shall not be entitled or eligible to receive and shall not receive any dividends or other distributions from the Corporation with respect thereto.

(5) Voting Rights.

(a) Limited Voting Rights. Each share of Limited Voting Preferred Stock shall entitle the holder thereof to one (1) vote on the following matters only, and only in circumstances in which holders of Common Stock are entitled to vote pursuant to the Articles of Incorporation or as otherwise required by the Georgia Business Corporation Code:

(i) the election of directors;

(ii) any amendment, alteration or repeal of any provision of the Articles of Incorporation;

(iii) any merger, consolidation, reorganization or other business combination of the Corporation with or into any other entity;

(iv) the sale, lease, exchange, transfer, conveyance or other disposition of all or substantially all the Corporation’s assets in a single transaction or series of related transactions; or

(v) any liquidation, dissolution or winding up of the Corporation.

Except as otherwise set forth in this 4.E(5), or except as otherwise from time to time required by the Georgia Business Corporation Code, the holders of shares of Limited Voting Preferred Stock will have no voting rights.

(b) Voting as a Single Class. With respect to any matter on which the Limited Voting Preferred Stock is entitled to vote pursuant to the provisions of this 4.E(5), the Common Stock and the Limited Voting Preferred Stock shall vote together as a voting group, except if otherwise required by the Georgia Business Corporation Code.

(6) Redemption Rights. The Limited Voting Preferred Stock has the following redemption rights:

(a) In the event that a holder of shares of Limited Voting Preferred Stock shall Transfer (i) any Paired Unit to any Person other than a Permitted Transferee, (ii) any share of Limited Voting Preferred Stock separate and apart from the Paired Partnership Unit with which it is paired, (iii) any Paired Partnership Unit separate and apart from the share of Limited Voting Preferred Stock with which it is paired, then in each case the share of Limited Voting Preferred Stock included in such Paired Unit shall automatically and without further action be redeemed by the Corporation without consideration.

(b) In the event that any Paired Partnership Unit is redeemed pursuant to the terms and conditions of the Partnership Agreement, the share of Limited Voting Preferred Stock paired with such Paired Partnership Unit shall automatically and without further action be redeemed by the Corporation without consideration.

(c) To the extent that a share of Limited Voting Preferred Stock is not otherwise paired with a Partnership Unit, such share shall automatically and without further action be redeemed by the Corporation without consideration.

(d) Certain shares of Limited Voting Preferred Stock will be issued at the effective time under the Merger Agreement. Upon consummation of the transactions that constitute the Reorganization under the Merger Agreement, each holder of shares of Limited Voting Preferred Stock will also become the holder of a like number of Partnership Units. Upon consummation of the Reorganization, such Partnership Units and shares of Limited Voting Preferred Stock will constitute Paired Units. Prior to such consummation, the fact that such shares of Limited Voting Preferred Stock are not paired with Partnership Units shall not result in the redemption of such shares of Limited Voting Preferred Stock pursuant to this 4.E(6). Following consummation of the Reorganization, the provisions of this 4.E(6) shall apply to such Paired Units.

(7) Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Limited Voting Preferred Stock shall not be entitled to any distributions.

(8) Conversion. The Limited Voting Preferred Stock is not convertible into or exchangeable for any other property or securities of the Corporation.

(9) Status of Redeemed Stock. All shares of Limited Voting Preferred Stock that have been issued and redeemed or reacquired in any manner by the Corporation shall be returned to the status of authorized but unissued shares of Limited Voting Preferred Stock.

6.

This Amendment was adopted on [                    ], 2016.

7.

This Amendment was duly adopted by the Corporation’s Board of Directors without shareholder approval, as such approval was not required.

IN WITNESS WHEREOF, COUSINS PROPERTIES INCORPORATED has caused these Articles of Amendment to be executed by its authorized officer on             .

COUSINS PROPERTIES INCORPORATED

By:
Gregg D. Adzema
Executive Vice President and Chief
Financial Officer

EXHIBIT F

FORM OF

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

COUSINS PROPERTIES LP

[                    ], 2016

List of Exhibits

Exhibit A	Form of Partner Registry
Exhibit B	Capital Account Maintenance
Exhibit C	Special Allocation Rules
Exhibit D	Notice of Redemption
Exhibit E	Notice of Election by Partner to Convert LTIP Units into Class A Units
Exhibit F	Notice of Election by Partnership to Force Conversion of LTIP Units into Class A Units
Exhibit G-1	Certification of Non-Foreign Status (For Redeeming Limited Partners That Are Entities)
Exhibit G-2	Certification of Non-Foreign Status (For Redeeming Limited Partners That Are Individuals)

FORM OF

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

COUSINS PROPERTIES LP

THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (as may be further amended, supplemented or restated from time to time, the “Agreement”) of Cousins Properties LP (the “Partnership”) is dated as of [                    ], 2016 and entered into by and among Cousins Properties Incorporated, a Georgia corporation, as the general partner (“Cousins”) or the “General Partner”), and the Persons whose names are set forth on the Partner Registry (as hereinafter defined) as Limited Partners, together with any other Persons who become Partners in the Partnership as provided herein.

WHEREAS, on [                    ], 2016 (the “Formation Date”), the Partnership was formed as a limited partnership pursuant to the Delaware Revised Uniform Limited Partnership Act by the filing of the Certificate of Limited Partnership with the Secretary of State of the State of Delaware, and Parkway Properties, Inc., as general partner (“Parkway”), and Parkway Properties LP, as limited partner (“Parkway LP”), entered into an original agreement of limited partnership of the Partnership effective as of the Formation Date (the “Original Partnership Agreement”);

WHEREAS, pursuant to the consummation on this date of the Agreement and Plan of Merger, dated as of April 28, 2016 (the “Merger Agreement”), by and among Parkway, Parkway LP, the General Partner, and Clinic Sub Inc., a wholly owned subsidiary of Cousins (“Merger Sub”), and the Reorganization contemplated thereby, (i) Parkway LP has contributed direct or indirect ownership interests in certain properties to the Partnership in exchange for Class A Units, (ii) Parkway LP has distributed such Class A Units to the partners of Parkway LP, (iii) Cousins has contributed direct or indirect ownership interests in certain properties to the Partnership in exchange for Class A Units, and (iv) Merger Sub as the successor to Parkway as general partner of the Partnership upon consummation of the merger under the Merger Agreement transferred its General Partner Interest to the General Partner;

WHEREAS, the Partners (as hereinafter defined) now desire to amend and restate the Original Partnership Agreement as set forth herein, which shall, amend, restate and supersede the Original Partnership Agreement in its entirety.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree to amend and restate the Original Partnership Agreement in its entirety and agree to continue the Partnership as a limited partnership under the Delaware Revised Uniform Limited Partnership Act, as amended from time to time, as follows:

ARTICLE I

DEFINED TERMS

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Act” means the Delaware Revised Uniform Limited Partnership Act, as it may be amended from time to time, and any successor to such statute.

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 12.2 hereof and who is shown as a Limited Partner on the Partnership Registry.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each Fiscal Year or other period (i) increased by any amounts which such Partner is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Adjusted Capital Account Deficit” means, with respect to any Partner, the deficit balance, if any, in such Partner’s Adjusted Capital Account as of the end of the relevant Fiscal Year.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Exhibit B.

“Adjustment Event” means an event in which (i) the Partnership makes a distribution of Partnership Units on all outstanding Class A Units, (ii) the Partnership subdivides the outstanding Class A Units into a greater number of Class A Units or combines the outstanding Class A Units into a lesser number of Class A Units, (iii) the Partnership issues any Partnership Units in exchange for its outstanding Class A Units by way of a reclassification or recapitalization of its Class A Units, or (iv) a similar transaction involving Class A Units where consideration is not received in connection with such transaction. For the avoidance of doubt, the following shall not be Adjustment Event: (a) the issuance of Partnership Units in a financing, reorganization, acquisition or similar business transaction; (b) the issuance of Partnership Units pursuant to the Equity Incentive Plan or other compensation plan, or under a distribution reinvestment plan; or (c) the issuance of any Partnership Units to the General Partner or other Persons in respect of a Capital Contribution to the Partnership.

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, or (ii) any officer, director, general partner or trustee of such Person or any Person referred to in the foregoing clause (i). For purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Aggregate Special LTIP Unit Distribution Amount” has the meaning set forth in Section 5.1.F.

“Agreed Value” means (i) in the case of any Contributed Property, the Section 704(c) Value of such property as of the time of its contribution to the Partnership, reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed as determined under Section 752 of the Code and the regulations thereunder; and (ii) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Agreement” has the meaning set forth in the Preamble.

“Assignee” means a Person to whom one or more Partnership Units have been transferred in a manner permitted under this Agreement, but who has not become a Substituted Limited Partner, and who has the rights set forth in Section 11.5.

“Available Cash” means, with respect to any period for which such calculation is being made, cash of the Partnership, regardless of source (including Capital Contributions and loans to the Partnership), that the General Partner, in its sole and absolute discretion, determines is appropriate for distribution to the Partners.

“Book-Tax Disparities” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted

Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Exhibit B and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Capital Account” means the Capital Account maintained for a Partner pursuant to Exhibit B. The initial Capital Account balance for each Partner who is a Partner on the date hereof shall be the amount set forth opposite such Partner’s name on the Partner Registry.

“Capital Account Limitation” has the meaning set forth in Section 4.7.B.

“Capital Contribution” means, with respect to any Partner, any cash and the Agreed Value of Contributed Property which such Partner contributes or is deemed to contribute to the Partnership.

“Carrying Value” means (i) with respect to a Contributed Property or Adjusted Property, the Section 704(c) Value of such property reduced (but not below zero) by all Depreciation with respect to such Contributed Property or Adjusted Property, as the case may be, charged to the Partners’ Capital Accounts and (ii) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Exhibit B, and to reflect changes, additions (including capital improvements thereto) or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cash Amount” means an amount of cash equal to the Value on the Valuation Date of the Shares Amount.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership relating to the Partnership filed in the office of the Delaware Secretary of State, as amended from time to time in accordance with the terms hereof and the Act.

“Class A” has the meaning set forth in Section 5.1.C.

“Class A Share” has the meaning set forth in Section 5.1.C.

“Class A Unit” means any Partnership Unit that is not specifically designated by the General Partner as being of another specified class of Partnership Units.

“Class A Unit Economic Balance” has the meaning set forth in Section 6.1.E.

“Class A Unit Transaction” means any transaction or series of related transactions (including without limitation a merger, consolidation, unit exchange, self-tender offer for all or substantially all Class A Units or other business combination or reorganization, or sale of all or substantially all of the Partnership’s assets, but excluding any Class A Unit Transaction which constitutes an Adjustment Event) as a result of which Class A Units shall be exchanged for or converted into the right, or the holders of such Class A Units shall otherwise be entitled, to receive cash, securities or other property or any combination thereof.

“Class B” has the meaning set forth in Section 5.1.C.

“Class B Share” has the meaning set forth in Section 5.1.C.

“Class B Unit” means a Partnership Unit that is specifically designated by the General Partner as being a Class B Unit.

“Cousins” has the meaning set forth in the forepart of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

“Consent” means the consent or approval of a proposed action by a Partner given in accordance with Article XIV.

“Consent of the Outside Limited Partners” means the Consent of Limited Partners (excluding for this purpose, to the extent any of the following holds Class A Units, (i) the General Partner or the General Partner Entity, (ii) any Person of which the General Partner or the General Partner Entity directly or indirectly owns or controls more than fifty percent (50%) of the voting interests and (iii) any Person directly or indirectly owning or controlling more than fifty percent (50%) of the outstanding voting interests of the General Partner or the General Partner Entity) holding Class A Units representing more than fifty percent (50%) of the Percentage Interest of the Class A Units of all Limited Partners which are not excluded pursuant to (i), (ii) and (iii) above.

“Constituent Person” has the meaning set forth in Section 4.7.F.

“Contributed Property” means each property or other asset contributed to the Partnership, in such form as may be permitted by the Act, but excluding cash contributed or deemed contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Exhibit B, such property shall no longer constitute a Contributed Property for purposes of Exhibit B, but shall be deemed an Adjusted Property for such purposes.

“Conversion Date” has the meaning set forth in Section 4.7.B.

“Conversion Factor” means 1.0; provided, however, that, if the General Partner Entity (i) declares or pays a dividend on its outstanding Shares in Shares or makes a distribution to all holders of its outstanding Shares in Shares and does not make a corresponding distribution on Class A Units in Class A Units, (ii) subdivides its outstanding Shares, or (iii) combines its outstanding Shares into a smaller number of Shares, the Conversion Factor shall be adjusted by multiplying the Conversion Factor by a fraction, the numerator of which shall be the number of Shares issued and outstanding on the record date for such dividend, distribution, subdivision or combination (assuming for such purposes that such dividend, distribution, subdivision or combination has occurred as of such time) and the denominator of which shall be the actual number of Shares (determined without the above assumption) issued and outstanding on the record date for such dividend, distribution, subdivision or combination; and provided further that if an entity shall cease to be the General Partner Entity (the “Predecessor Entity”) and another entity shall become the General Partner Entity (the “Successor Entity”), the Conversion Factor shall be adjusted by multiplying the Conversion Factor by a fraction, the numerator of which is the Value of one Share of the Predecessor Entity, determined as of the date when the Successor Entity becomes the General Partner Entity, and the denominator of which is the Value of one Share of the Successor Entity, determined as of that same date. (For purposes of the second proviso in the preceding sentence, if any shareholders of the Predecessor Entity will receive consideration in connection with the transaction in which the Successor Entity becomes the General Partner Entity, the numerator in the fraction described above for determining the adjustment to the Conversion Factor (that is, the Value of one Share of the Predecessor Entity) shall be the sum of the greatest amount of cash and the fair market value (as determined in good faith by the General Partner) of any securities and other consideration that the holder of one Share in the Predecessor Entity could have received in such transaction (determined without regard to any provisions governing fractional shares).) The Conversion Factor is also subject to adjustment in the circumstances set forth in Section 7.5.

Any adjustment to the Conversion Factor shall become effective immediately after the effective date of the event retroactive to the record date, if any, for the event giving rise thereto, it being intended that (x) adjustments to the Conversion Factor are to be made to avoid unintended dilution or anti-dilution as a result of transactions in which Shares are issued, redeemed or exchanged without a corresponding issuance, redemption or exchange of Partnership Units and (y) if a Specified Redemption Date shall fall between the record date and the effective date of any event of the type described above, that the Conversion Factor applicable to such redemption shall be adjusted to take into account such event.

Notwithstanding the foregoing, the Conversion Factor shall not be adjusted in connection with an event described in clause (ii) or (iii) of the first paragraph of this definition if, in connection with such event, the Partnership makes a distribution of Class A Units and Class B Units with respect to all applicable outstanding Class A Units and Class B Units or effects a reverse split of, or otherwise combines, the outstanding Class A Units and Class B Units as applicable, that is comparable as a whole in all material respects with such event.

“Conversion Notice” has the meaning set forth in Section 4.7.B.

“Conversion Right” has the meaning set forth in Section 4.7.A.

“Convertible Funding Debt” has the meaning set forth in Section 7.5.E.

“Current Partnership Audit Rules” has the meaning set forth in Section 10.3.A.

“Debt” means, as to any Person, as of any date of determination, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, (ii) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person, (iii) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person’s interest in such property, even though such Person has not assumed or become liable for the payment thereof, and (iv) obligations of such Person incurred in connection with entering into a lease which, in accordance with generally accepted accounting principles, should be capitalized.

“Depreciation” means, for each Fiscal Year or other period, an amount equal to the U.S. federal income tax depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Carrying Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount as calculated in accordance with Regulations Section 1.704-3; provided, however, that if the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero and if Depreciation is calculated in accordance with Regulations Section 1.704-3(b), Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the General Partner.

“Distribution Measurement Date” has the meaning set forth in Section 5.1.F.

“Distribution Participation Date” means, with respect to LTIP Units, such date as may be specified in the Vesting Agreement or other documentation pursuant to which such LTIP Units are issued.

“Distribution Payment Date” has the meaning set forth in Section 5.1.E.

“Distribution Period” has the meaning set forth in Section 5.1.C.

“Economic Capital Account Balances” has the meaning set forth in Section 6.1.E.

“Equity Incentive Plan” means any equity incentive or compensation plan hereafter adopted by the Partnership or the General Partner, including, without limitation, the [             Equity Incentive Plan], as amended from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Units” has the meaning set forth in Section 11.2.C.

“Fiscal Quarter” means any three calendar month quarter of any Fiscal Year of the Partnership, which quarters shall end on March 31, June 30, September 30 and December 31 of each Fiscal Year.

“Fiscal Year” means the fiscal year of the Partnership, which shall be the calendar year as provided in Section 9.2.

“Forced Conversion” has the meaning set forth in Section 4.7.C.

“Forced Conversion Notice” has the meaning set forth in Section 4.7.C.

“Formation Date” has the meaning set forth in the recitals hereto.

“Funding Debt” means any Debt incurred for the purpose of providing funds to the Partnership by or on behalf of the General Partner, the General Partner Entity or any wholly owned subsidiary of either the General Partner or the General Partner Entity.

“General Partner” means Cousins Properties Incorporated, a Georgia corporation, or its successor or permitted assignee, as general partner of the Partnership.

“General Partner Entity” means the General Partner; provided, however, that if (i) the common shares of beneficial interest (or other comparable equity interests) of the General Partner are at any time not Publicly Traded and (ii) the common shares of beneficial interest (or other comparable equity interests) of an entity that owns, directly or indirectly, fifty percent (50%) or more of the common shares of beneficial interest (or other comparable equity interests) of the General Partner are Publicly Traded, the term “General Partner Entity” shall refer to such entity whose common shares of beneficial interest (or other comparable equity securities) are Publicly Traded. If both requirements set forth in clauses (i) and (ii) above are not satisfied, then the term “General Partner Entity” shall mean the General Partner.

“General Partner Interest” means a Partnership Interest held by the General Partner that is not designated a Limited Partner Interest. A General Partner Interest may be expressed as a number of Partnership Units.

“General Partner Payment” has the meaning set forth in Section 15.14.

“Immediate Family” means, with respect to any natural Person, such natural Person’s spouse, parents, descendants, nephews, nieces, brothers, and sisters.

“Incapacity” or “Incapacitated” means, (i) as to any individual who is a Partner, death, total physical disability or entry by a court of competent jurisdiction adjudicating such Partner incompetent to manage his or her Person or estate, (ii) as to any corporation which is a Partner, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter, (iii) as to any partnership or limited liability company which is a Partner, the dissolution and commencement of winding up of the partnership or limited liability company, (iv) as to any estate which is a Partner, the distribution by the fiduciary of the estate’s entire interest in the Partnership, (v) as to any trustee of a trust which is a Partner, the termination of the trust (but not the substitution of a new trustee) or (vi) as to any Partner, the bankruptcy of such Partner. For purposes of this definition, bankruptcy of a Partner shall be deemed to have occurred when (a) the Partner commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect, (b) the Partner is adjudged as bankrupt or insolvent, or a final and nonappealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Partner, (c) the Partner executes and delivers a general assignment for the benefit of the Partner’s creditors, (d) the Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Partner in any proceeding of the nature described in clause (b) above, (e) the Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Partner or for all or any substantial part of the Partner’s properties, (f) any proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within one hundred twenty (120) days after the commencement thereof, (g) the appointment without the Partner’s consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within ninety (90) days of such appointment or (h) an appointment referred to in clause (g) is not vacated within ninety (90) days after the expiration of any such stay.

“Indemnitee” means (i) any Person made a party to a proceeding by reason of its status as (A) the General Partner, (B) the General Partner Entity, (C) a Limited Partner, or (D) any direct or indirect trustee, manager, director, officer, member, shareholder or partner of the Partnership, the General Partner, the General Partner Entity or a Limited Partner, and (ii) such other Persons (including Affiliates of the General Partner or the General Partner Entity, a Limited Partner or the Partnership) as the General Partner may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.

“IRS” means the Internal Revenue Service, which administers the internal revenue laws of the United States.

“Limited Partner” means any Person named as a Limited Partner in the Partner Registry or any Substituted Limited Partner or Additional Limited Partner, in such Person’s capacity as a Limited Partner in the Partnership.

“Limited Partner Interest” means a Partnership Interest of a Limited Partner in the Partnership representing a fractional part of the Partnership Interests of all Limited Partners and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Limited Partner Interest may be expressed as a number of Partnership Units.

“Liquidating Event” has the meaning set forth in Section 13.1.

“Liquidating Gains” has the meaning set forth in Section 6.1.E.

“Liquidator” has the meaning set forth in Section 13.2.A.

“LTIP Distribution Amount” has the meaning set forth in Section 5.1.E.

“LTIP Unit” means a Partnership Unit that is designated as an LTIP Unit and that has the rights, preferences and other privileges designated in Sections 4.6 and 4.7 and elsewhere in this Agreement in respect of holders of LTIP Units. The allocation of LTIP Units among the Partners shall be set forth on the Partner Registry.

“LTIP Unit Sharing Percentage” means, for an LTIP Unit, the percentage that is specified as the LTIP Unit Sharing Percentage in the Vesting Agreement or other documentation pursuant to which such LTIP Unit is issued.

“LTIP Unitholder” means a Partner that holds LTIP Units.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain for such taxable period over the Partnership’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Exhibit B. If an item of income, gain, loss or deduction that has been included in the initial computation of Net Income is subjected to the special allocation rules in Exhibit C, Net Income or the resulting Net Loss, whichever the case may be, shall be recomputed without regard to such item.

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction for such taxable period over the Partnership’s items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Exhibit B. If an item of income, gain, loss or deduction that has been included in the initial computation of Net Loss is subjected to the special allocation rules in Exhibit C, Net Loss or the resulting Net Income, whichever the case may be, shall be recomputed without regard to such item.

“New Securities” means (i) any rights, options, warrants or convertible or exchangeable securities having the right to subscribe for or purchase Shares, excluding grants under the Equity Incentive Plan, or (ii) any Debt issued by the General Partner that provides any of the rights described in clause (i).

“Nonrecourse Built-in Gain” means, with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or negative pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 2.B of Exhibit C if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Fiscal Year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Regulations Section 1.752-1(a)(2).

“Notice of Redemption” means a Notice of Redemption substantially in the form of Exhibit D.

“Operating Entity” has the meaning set forth in Section 7.4.F.

“Original Agreement” has the meaning set forth in the recitals hereto.

“Parent Entity” has the meaning set forth in Section 7.4.F.

“Partner” means the General Partner or a Limited Partner, and “Partners” means the General Partner and the Limited Partners.

“Partner Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

“Partner Nonrecourse Debt” has the meaning set forth in Regulations Section 1.704-2(b)(4).

“Partner Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(i), and the amount of Partner Nonrecourse Deductions with respect to Partner Nonrecourse Debt for a Fiscal Year shall be determined in accordance with the rules of Regulations Section 1.704-2(i)(2).

“Partner Registry” means the Partner Registry maintained by the General Partner in the books and records of the Partnership, which contains substantially the same information as would be necessary to complete the form of the Partner Registry attached hereto as Exhibit A.

“Partnership” has the meaning set forth in the recitals hereto.

“Partnership Approval” has the meaning set forth in Section 11.2.C.

“Partnership Interest” means a Limited Partner Interest, a General Partner Interest or LTIP Units (to the extent the General Partner has awarded LTIP Units) and includes any and all benefits to which the holder of such a partnership interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Partnership Interest may be expressed as a number of Partnership Units.

“Partnership Minimum Gain” has the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Partnership Minimum Gain, as well as any net increase or decrease in Partnership Minimum Gain, for a Fiscal Year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

“Partnership Record Date” means the record date established by the General Partner either (i) for the distribution of Available Cash pursuant to Section 5.1.A, which record date shall be the same as the record date established by the General Partner Entity for a distribution to its shareholders of some or all of its portion of such distribution, or (ii) if applicable, for determining the Partners entitled to vote on or consent to any proposed action for which the consent or approval of the Partners is sought pursuant to Section 14.2.

“Partnership Unit” means a fractional, undivided share of the Partnership Interests of all Partners issued pursuant to Sections 4.1 and 4.2, and includes Class A Units, Class B Units, LTIP Units and any other classes or series of Partnership Units established after the date hereof. The number of Partnership Units outstanding and the Percentage Interests in the Partnership represented by such Partnership Units are set forth in the Partner Registry.

“Percentage Interest” means, as to a Partner holding a class of Partnership Interests, its interest in such class, determined by dividing the Partnership Units of such class owned by such Partner by the total number of Partnership Units of such class then outstanding. For purposes of determining the Percentage Interest of the Partners at any time when there are Class B Units outstanding, all Class B Units shall be treated as Class A Units.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, self-regulatory organization and any government, governmental department or agency or political subdivision thereof (or any group of any of the foregoing).

“Parkway” has the meaning set forth in the Recitals.

“Parkway LP” has the meaning set forth in the Recitals.

“Predecessor Entity” has the meaning set forth in the definition of “Conversion Factor” herein.

“Publicly Traded” means listed or admitted to trading on the New York Stock Exchange, the NASDAQ Stock Market, any nationally or internationally recognized stock exchange or any successor to any of the foregoing.

“Qualified Assets” means any of the following assets: (i) interests, rights, options, warrants or convertible or exchangeable securities of the Partnership; (ii) Debt issued by the Partnership or any Subsidiary thereof in connection with the incurrence of Funding Debt; (iii) equity interests in Qualified REIT Subsidiaries and limited liability companies (or other entities disregarded from their sole owner for U.S. federal income tax purposes, including wholly owned grantor trusts) whose assets consist solely of Qualified Assets; (iv) up to a one percent

(1%) equity interest in any partnership or limited liability company at least ninety-nine percent (99%) of the equity of which is owned, directly or indirectly, by the Partnership; (v) cash held for payment of administrative expenses or pending distribution to security holders of the General Partner Entity or any wholly owned Subsidiary thereof or pending contribution to the Partnership; and (vi) other tangible and intangible assets that, taken as a whole, are de minimis in relation to the net assets of the Partnership and its Subsidiaries.

“Qualified REIT Subsidiary” means any Subsidiary of the General Partner Entity that is a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment pursuant to Section 754 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized either as ordinary income or as “unrecaptured Section 1250 gain” (as defined in Section 1(h)(6) of the Code) because it represents the recapture of depreciation deductions previously taken with respect to such property or asset.

“Recourse Liabilities” means the amount of liabilities owed by the Partnership (other than Nonrecourse Liabilities and liabilities to which Partner Nonrecourse Deductions are attributable in accordance with Section 1.704-(2)(i) of the Regulations).

“Redeeming Partner” has the meaning set forth in Section 8.6.A.

“Redemption Amount” means either the Cash Amount or the Shares Amount, as determined by the General Partner, in its sole and absolute discretion; provided, however, that if the Shares are not Publicly Traded at the time a Redeeming Partner exercises its Redemption Right, the Redemption Amount shall be paid only in the form of the Cash Amount unless the Redeeming Partner, in its sole and absolute discretion, consents to payment of the Redemption Amount in the form of the Shares Amount. A Redeeming Partner shall have no right, without the General Partner’s consent, in its sole and absolute discretion, to receive the Redemption Amount in the form of the Shares Amount.

“Redemption Right” has the meaning set forth in Section 8.6.A.

“Regulations” means the Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“REIT” means an entity that qualifies as a real estate investment trust under the Code.

“REIT Requirements” has the meaning set forth in Section 5.1.A.

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for U.S. federal income tax purposes resulting from a sale, exchange or other disposition of Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 2.B.1(a) or 2.B.2(a) of Exhibit C to eliminate Book-Tax Disparities.

“Safe Harbor” has the meaning set forth in Section 11.6.F.

“Same Award” has the meaning set forth in Section 5.1.F.

“Section 704(c) Value” of any Contributed Property means the fair market value of such property at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, subject to Exhibit C, the General Partner shall, in its sole and absolute discretion, use such method as it deems reasonable and appropriate to allocate the aggregate of the Section 704(c) Value of Contributed Properties in a single or integrated transaction among each separate property on a basis proportional to its fair market values.

“Securities Act” means the Securities Act of 1933, as amended.

“Share” means a common share of beneficial interest (or other comparable equity interest) of the General Partner Entity. Shares may be issued in one or more classes or series in accordance with the terms of the organizational documents of the General Partner Entity. Shares issued in lieu of the Cash Amount may be either registered or unregistered Shares at the option of the General Partner. If there is more than one class or series of Shares, the term “Shares” shall, as the context requires, be deemed to refer to the class or series of Shares that corresponds to the class or series of Partnership Interests for which the reference to Shares is made. When used with reference to Class A Units, the term “Shares” refers to the common shares of beneficial interest (or other comparable equity interest) of the General Partner Entity.

“Shareholder Approval” has the meaning set forth in Section 11.2.B.

“Shareholder Vote” has the meaning set forth in Section 11.2.B.

“Shares Amount” means a number of Shares equal to the product of the number of Partnership Units offered for redemption by a Redeeming Partner times the Conversion Factor; provided, however, that if the General Partner Entity issues to holders of Shares securities, rights, options, warrants or convertible or exchangeable securities entitling such holders to subscribe for or purchase Shares or any other securities or property (collectively, the “rights”), then the Shares Amount shall also include such rights that a holder of that number of Shares would be entitled to receive unless the Partnership issues corresponding rights to holders of Partnership Units.

“Special LTIP Unit Distribution” has the meaning set forth in Section 5.1.F.

“Specified Redemption Date” means the twentieth (20th) Business Day after the Valuation Date or such shorter period as the General Partner, in its sole and absolute discretion, may determine; provided, however, that, if the Shares are not Publicly Traded, the Specified Redemption Date means the thirtieth (30th) Business Day after receipt by the General Partner of a Notice of Redemption.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, trust, partnership or joint venture, or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owned, directly or indirectly, by such Person.

“Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 11.4 and who is shown as a Limited Partner in the Partner Registry.

“Successor Entity” has the meaning set forth in the definition of “Conversion Factor” herein.

“Tender Offer” has the meaning set forth in Section 11.2.B.

“Termination Transaction” has the meaning set forth in Section 11.2.B.

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (i) the fair market value of such property (as determined under Exhibit B) as of such date, over (ii) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B) as of such date.

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (i) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B) as of such date, over (ii) the fair market value of such property (as determined under Exhibit B) as of such date.

“Unvested LTIP Units” has the meaning set forth in Section 4.6.C.

“Valuation Date” means the date of receipt by the General Partner of a Notice of Redemption or, if such date is not a Business Day, the first Business Day thereafter.

“Value” means, with respect to one Share of a class of outstanding Shares of the General Partner Entity that are Publicly Traded, the average of the daily market price for the ten consecutive trading days immediately preceding the date with respect to which value must be determined. The market price for each such trading day shall be the closing price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day. If the outstanding Shares of the General Partner Entity are Publicly Traded and the Shares Amount includes, in addition to the Shares, rights or interests that a holder of Shares has received or would be entitled to receive, then the Value of such rights shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate. If the Shares of the General Partner Entity are not Publicly Traded, the Value of the Shares Amount per Partnership Unit tendered for redemption (which will be the Cash Amount per Partnership Unit offered for redemption payable pursuant to Section 8.6.A) means the amount that a holder of one Partnership Unit would receive if each of the assets of the Partnership were to be sold for its fair market value on the Specified Redemption Date, the Partnership were to pay all of its outstanding liabilities, and the remaining proceeds were to be distributed to the Partners in accordance with the terms of this Agreement. Such Value shall be determined by the General Partner, acting in good faith and based upon a commercially reasonable estimate of the amount that would be realized by the Partnership if each asset of the Partnership (and each asset of each partnership, limited liability company, trust, joint venture or other entity in which the Partnership owns a direct or indirect interest) were sold to an unrelated purchaser in an arms’ length transaction where neither the purchaser nor the seller were under economic compulsion to enter into the transaction (without regard to any discount in value as a result of the Partnership’s minority interest in any property or any illiquidity of the Partnership’s interest in any property).

“Vested LTIP Units” has the meaning set forth in Section 4.6.C.

“Vesting Agreement” means each or any, as the context implies, agreement or instrument entered into by a holder of LTIP Units upon acceptance of an award of LTIP Units under an Equity Incentive Plan.

ARTICLE II

ORGANIZATIONAL MATTERS

Section 2.1	Organization

A. Organization, Status and Rights. The Partnership is a limited partnership organized pursuant to the provisions of the Act and upon the terms and conditions set forth in the Original Agreement. The Partners hereby confirm and agree to their status as partners of the Partnership and to continue the business of the Partnership on the terms set forth in this Agreement. Except as expressly provided herein, the rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Act. The Partnership Interest of each Partner shall be personal property for all purposes.

B. Qualification of Partnership. The Partners (i) agree that if the laws of any jurisdiction in which the Partnership transacts business so require, the appropriate officers or other authorized representatives of the Partnership shall file, or shall cause to be filed, with the appropriate office in that jurisdiction, any documents necessary for the Partnership to qualify to transact business under such laws; and (ii) agree and obligate themselves to execute, acknowledge and cause to be filed for record, in the place or places and manner prescribed by law, any amendments to the Certificate of Limited Partnership as may be required, either by the Act, by the laws of any jurisdiction in which the Partnership transacts business, or by this Agreement, to reflect changes in the information contained therein or otherwise to comply with the requirements of law for the continuation, preservation and operation of the Partnership as a limited partnership under the Act.

C. Representations. Each Partner represents and warrants that such Partner is duly authorized to execute, deliver and perform its obligations under this Agreement and that the Person, if any, executing this Agreement on behalf of such Partner is duly authorized to do so and that this Agreement is binding on and enforceable against such Partner in accordance with its terms.

Section 2.2	Name

The name of the Partnership shall be Cousins Properties LP. The Partnership’s business may be conducted under any other name or names deemed advisable by the General Partner, including the name of any of the General Partner or any Affiliate thereof. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The General Partner in its sole and absolute discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3	Registered Office and Agent; Principal Office

The address of the registered office of the Partnership in the State of Delaware shall be located at [                    ], and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be [                    ]. The principal office of the Partnership shall be [                    ] or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems advisable.

Section 2.4	Term

The term of the Partnership commenced on [                    ], 2016, and shall continue until dissolved pursuant to the provisions of Article XIII or as otherwise provided by law.

ARTICLE III

PURPOSE

Section 3.1	Purpose and Business

The purpose and nature of the business to be conducted by the Partnership is (i) to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Act; (ii) to enter into any corporation, partnership, joint venture, trust, limited liability company or other similar arrangement to engage in any of the foregoing or the ownership of interests in any entity engaged, directly or indirectly, in any of the foregoing; and (iii) to do anything necessary or incidental to the foregoing; provided, however, that any business shall be limited to and conducted in such a manner as to permit the General Partner and, if different, the General Partner Entity, at all times to be classified as a REIT, unless the General Partner or General Partner Entity, as applicable, in its sole and absolute discretion has chosen to cease to qualify as a REIT or has chosen not to attempt to qualify as a REIT for any reason or reasons whether or not related to the business conducted by the Partnership. In connection with the foregoing, and without limiting the General Partner or the General Partner Entity’s right, in its sole and absolute discretion, to cease qualifying as a REIT, the Partners acknowledge that the status of the General Partner or, if different, the General Partner Entity as a REIT inures to the benefit of all the Partners and not solely to the General Partner, the General Partner Entity or their or its Affiliates, members and shareholders. The General Partner shall be empowered to do any and all acts and things necessary or prudent to ensure that the Partnership will not be classified as a “publicly traded partnership” taxable as a corporation for purposes of Section 7704 of the Code.

Section 3.2	Powers

The Partnership is empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Partnership, including, without limitation, full power and authority, directly or through its ownership interest in other entities, to enter into, perform and carry out contracts of any kind, borrow money and issue evidences of indebtedness, whether or not secured by mortgage, deed of trust, pledge or other lien, acquire, own, manage, improve and develop real property, and lease, sell, transfer and dispose of real property; provided, however, that the Partnership shall not take, or shall refrain from taking, any action which, in the judgment of the General Partner, in its sole and absolute discretion, (i) could adversely affect the ability of any of the General Partner or the General Partner Entity to continue to qualify as a REIT (if such entity has chosen to attempt to qualify as a REIT), (ii) could subject any of the General Partner or the General Partner Entity to any taxes under Section 857, Section 4981, or any other provision of the Code, or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over any of the General Partner or the General Partner Entity or its securities, unless such action (or inaction) shall have been specifically consented to by the General Partner in writing.

ARTICLE IV

CAPITAL CONTRIBUTIONS AND ISSUANCES

OF PARTNERSHIP INTERESTS

Section 4.1	Capital Contributions of the Partners

Prior to or concurrently with the execution of this Agreement, the Partners have made the Capital Contributions as set forth in the Partner Registry. On the date hereof, the Partners own Partnership Units in the amounts set forth in the Partner Registry and have Percentage Interests in the Partnership as set forth in the Partner Registry. The number of Partnership Units and Percentage Interest shall be adjusted in the Partner Registry from time to time by the General Partner to the extent necessary to reflect accurately exchanges, redemptions, Capital Contributions, the issuance of additional Partnership Units or similar events having an effect on a Partner’s Percentage Interest occurring after the date hereof in accordance with the terms of this Agreement. One thousand (1,000) Partnership Units shall be deemed to be the General Partner’s Partnership Units and shall be the General Partner Interest of the General Partner, and all other Partnership Units held by the General Partner shall be deemed to be Limited Partner Interests and shall be held by the General Partner in its capacity as a Limited Partner in the Partnership. Except as provided in Sections 7.5 and 10.5 hereof, the Partners shall have no obligation to make any additional Capital Contributions or provide any additional funding to the Partnership (whether in the form of loans, repayments of loans or otherwise). No Partner shall have any obligation to restore any deficit that may exist in its Capital Account, either upon a liquidation of the Partnership or otherwise, provided that such Capital Account deficit did not arise by reason of distributions in violation of this Agreement or applicable law or other actions in violation of this Agreement or applicable law.

Section 4.2	Issuances of Partnership Interests

A. General. The General Partner is hereby authorized to cause the Partnership from time to time to issue to Partners (including the General Partner and its Affiliates) or other Persons (including, without limitation, in connection with the contribution of property to the Partnership or any of its Subsidiaries) Partnership Units or other Partnership Interests in one or more classes, or in one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of Partnership Interests, all as shall be determined, subject to applicable Delaware law, by the General Partner in its sole and absolute discretion, including, without limitation, (i) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests, (ii) the right of each such class or series of Partnership Interests to share in Partnership distributions, (iii) the rights of each such class or series of Partnership Interests upon dissolution and liquidation of the Partnership, (iv) the rights, if any, of each such class to vote on matters that require the vote or Consent of the Limited Partners, and (v) the consideration, if any, to be received by the Partnership; provided, however, that no such Partnership Units or other Partnership Interests shall be issued to the General Partner Entity unless either (a) the Partnership Interests are issued in connection with the grant, award or issuance of Shares or other equity interests in the General Partner Entity (including a transaction described in Section 7.5.F) having designations, preferences and other rights such that the economic interests attributable to such Shares or other equity interests are substantially similar to the designations, preferences and other rights (except voting rights) of the Partnership Interests issued to the General Partner Entity in accordance with this Section 4.2.A, or (b) the additional Partnership Interests are issued to all Partners holding Partnership Interests in the same class in proportion to their respective Percentage Interests in such class. If the Partnership issues Partnership Interests pursuant to this Section 4.2.A, the General Partner shall make such revisions to this Agreement (including but not limited to the revisions described in Section 5.5, Section 6.2 and Section 8.6) as it deems necessary to reflect the issuance of such Partnership Interests.

B. Classes of Partnership Units. From and after the date of the Agreement, the Partnership shall have three classes of Partnership Units entitled “Class A Units,” “Class B Units” and “LTIP Units,” and such additional classes of Partnership Units as may be created by the General Partner pursuant to Section 4.2.A (collectively, the “Units”). Class A Units, Class B Units, LTIP Units or a class of Partnership Interests created pursuant to Section 4.2.A, at the election of the General Partner, in its sole and absolute discretion, may be issued to newly admitted Partners in exchange for the contribution by such Partners of cash, real estate partnership interests, stock, notes or other assets or consideration; provided, however, that any Partnership Unit that is not specifically designated by the General Partner as being of a particular class shall be deemed to be a Class A Unit. Each Class B Unit shall be converted automatically into a corresponding series of Class A Unit on the day immediately following the Partnership Record Date for the Distribution Period in which such Class B Unit was issued, without the requirement for any action by the General Partner, the Partnership or the Partner holding the Class B Unit. The terms of the LTIP Units shall be in accordance with Sections 4.6 and 4.7.

Section 4.3	No Preemptive Rights

Except to the extent expressly granted by the Partnership pursuant to another Agreement, no Person shall have any preemptive, preferential or other similar right with respect to (i) additional Capital Contributions or loans to the Partnership or (ii) issuance or sale of any Partnership Units or other Partnership Interests.

Section 4.4	Other Contribution Provisions

A. General. If any Partner is admitted to the Partnership and is given a Capital Account in exchange for services rendered to the Partnership, such transaction shall be treated by the Partnership and the affected Partner as if the Partnership had compensated such Partner in cash, and the Partner had made a Capital Contribution of such cash to the capital of the Partnership.

B. Mergers. To the extent the Partnership acquires any property (or an indirect interest therein) by the merger of any other Person into the Partnership or with or into a Subsidiary of the Partnership, Persons who receive Partnership Interests in exchange for their interest in the Person merging into the Partnership or with or into a Subsidiary of the Partnership shall be deemed to have been admitted as Additional Limited Partners pursuant to Section 12.2 and shall be deemed to have made Capital Contributions as provided in the applicable merger agreement (or if not so provided, as determined by the General Partner in its sole and absolute discretion) and as set forth in the Partner Registry.

Section 4.5	No Interest on Capital

No Partner shall be entitled to interest on its Capital Contributions or its Capital Account.

Section 4.6	LTIP Units

A. Issuance of LTIP Units. The General Partner may from time to time issue LTIP Units to Persons who have provided, or will provide, services to the Partnership or the General Partner, for such consideration (if any) as the General Partner may determine to be appropriate, and admit such Persons as Limited Partners. Subject to the following provisions of this Section 4.6 and the special provisions of Sections 4.7 and 6.1.E, LTIP Units shall be treated as Class A Units, with all of the rights, privileges and obligations attendant thereto (or, if so designated by the General Partner in connection with the issuance thereof, as Class B Units for the quarter in which such LTIP Units are issued). For purposes of computing the Partners’ Percentage Interests, holders of LTIP Units shall be treated as Class A Unit holders and LTIP Units shall be treated as Class A Units. In particular, the Partnership shall maintain at all times a one-to-one correspondence between LTIP Units and Class A Units for conversion, distribution and other purposes, including, without limitation, complying with the following procedures:

(i) If an Adjustment Event occurs, then the General Partner shall make a corresponding adjustment to the LTIP Units to maintain a one-for-one conversion and economic equivalence ratio between Class A Units and LTIP Units. If more than one Adjustment Event occurs, the adjustment to the LTIP Units need be made only once using a single formula that takes into account each and every Adjustment Event as if all Adjustment Events occurred simultaneously. If the Partnership takes an action affecting the Class A Units other than actions specifically defined as “Adjustment Events” and in the opinion of the General Partner such action would require an adjustment to the LTIP Units to maintain the one-to-one correspondence described above, the General Partner shall have the right to make such adjustment to the LTIP Units, to the extent permitted by law and by any applicable Equity Incentive Plan, in such manner and at such time as the General Partner, in its sole discretion, may determine to be appropriate under the circumstances. If an adjustment is made to the LTIP Units, as herein provided, the Partnership shall promptly file in the books and records of the Partnership an officer’s certificate setting forth such adjustment and a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing of such certificate, the Partnership shall mail a notice to each LTIP Unitholder setting forth the adjustment to his or her LTIP Units and the effective date of such adjustment; and

(ii) Subject to the provisions of Sections 5.1.E, 5.1.F and 5.1.G, the LTIP Unitholders shall, when, as and if authorized and declared by the General Partner out of assets legally available for that purpose, be entitled to receive distributions in an amount per LTIP Unit equal to the distributions per Class A Unit paid to holders of Class A Units on such Partnership Record Date established by the General Partner with respect to such distribution. So long as any LTIP Units are outstanding, no distributions (whether in cash or in kind) shall be authorized, declared or paid on Class A Units or Class B Units, unless equal distributions have been or contemporaneously are authorized, declared and paid on the LTIP Units that are then entitled to payment of distributions.

B. Priority. Subject to the provisions of this Section 4.6 and the special provisions of Sections 4.7 , 5.1.E, 5.1.F and 5.1.G, the LTIP Units shall rank pari passu with the Class A Units and Class B Units as to the payment of regular and special periodic or other distributions and distribution of assets upon liquidation, dissolution or winding up. As to the payment of distributions and as to distribution of assets upon liquidation, dissolution or winding up, any class or series of Partnership Units which by its terms specifies that it shall rank junior to, on a parity with, or senior to the Class A Units shall also rank junior to, or pari passu with, or senior to, as the case may be, the LTIP Units. Subject to the terms of any Vesting Agreement, an LTIP Unitholder shall be entitled to transfer his or her LTIP Units to the same extent, and subject to the same restrictions as holders of Class A Units are entitled to transfer their Class A Units pursuant to Article XI.

C. Special Provisions. LTIP Units shall be subject to the following special provisions:

(i) Vesting Agreements. LTIP Units may, in the sole discretion of the General Partner, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of a Vesting Agreement. The terms of any Vesting Agreement may be modified by the General Partner from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant Vesting Agreement or by any applicable Equity Incentive Plan. LTIP Units that have vested under the terms of a Vesting Agreement are referred to as “Vested LTIP Units”; all other LTIP Units shall be treated as “Unvested LTIP Units.”

(ii) Forfeiture. Unless otherwise specified in the Vesting Agreement, upon the occurrence of any event specified in a Vesting Agreement as resulting in either the right of the Partnership or the General Partner to repurchase LTIP Units at a specified purchase price or some other forfeiture of any LTIP Units, then if the Partnership or the General Partner exercises such right to repurchase or such forfeiture occurs in accordance with the applicable Vesting Agreement, the relevant LTIP Units shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. Unless otherwise specified in the Vesting Agreement, no consideration or other payment shall be due with respect to any LTIP Units that have been forfeited, other than any distributions declared with respect to a Partnership Record Date prior to the effective date of the forfeiture. In connection with any repurchase or forfeiture of LTIP Units, the balance of the portion of the Capital Account of the LTIP Unitholder that is attributable to all of his or her LTIP Units shall be reduced by the amount, if any, by which it exceeds the target balance contemplated by Section 6.1.E hereof, calculated with respect to the LTIP Unitholder’s remaining LTIP Units, if any.

(iii) Allocations. LTIP Unitholders shall be entitled to certain special allocations of gain under Section 6.1.E. LTIP Units shall be allocated Net Income and Net Loss, for any taxable year or portion of a taxable year occurring after such issuance and prior to the Distribution Participation Date for such LTIP Units, in amounts per LTIP Unit equal to the amounts allocated per Class A Unit for the same period multiplied by the LTIP Unit Sharing Percentage for such LTIP Units. Commencing with the portion of the taxable year of the Partnership that begins on the Distribution Participation Date established for any LTIP Units, such LTIP Units shall be allocated Net Income and Net Loss in amounts per LTIP Unit equal to the amounts allocated per Class A Unit. The allocations provided by the preceding sentence shall be subject to Section 6.1.A and Section 6.1.B of the Agreement. The General Partner is authorized in its discretion to delay or accelerate the participation of the LTIP Units in allocations of Net Income and Net Loss, or to adjust the allocations made after the Distribution Participation Date, so that the ratio of (i) the total amount of Net Income or Net Loss allocated with respect to each LTIP Unit in the taxable year in which that LTIP Unit’s Distribution Participation Date falls, to (ii) the total amount distributed to that LTIP Unit with respect to such period, is equal to such ratio as computed for the Class A Units held by the General Partner.

(iv) Redemption. The Redemption Right provided to the holders of Class A Units under Section 8.6 hereof shall not apply with respect to LTIP Units unless and until they are converted to Class A Units as provided in clause (v) below and Section 4.7.

(v) Conversion to Class A Units. Vested LTIP Units are eligible to be converted into Class A Units in accordance with Section 4.7.

D. Voting. LTIP Unitholders shall (a) have the same voting rights as the Limited Partners, with the LTIP Units voting as a single class with the Class A Units and having one vote per LTIP Unit; and (b) have the additional voting rights that are expressly set forth below. So long as any LTIP Units remain outstanding, the Partnership shall not, without the affirmative vote of the holders of a majority of the LTIP Units outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of this Agreement applicable to LTIP Units so as to materially and adversely affect any right, privilege or voting power of the LTIP Units or the LTIP Unitholders as such, unless such amendment, alteration, or repeal affects equally, ratably and proportionately the rights, privileges and voting powers of all of Class A Units (including the Class A Units held by the General Partner); but subject, in any event, to the following provisions:

(i) With respect to any Class A Unit Transaction (as defined in Section 4.7.F hereof), so long as the LTIP Units are treated in accordance with Section 4.7.F hereof, the consummation of such Class A Unit

Transaction shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the LTIP Units or the LTIP Unitholders as such; and

(ii) Any creation or issuance of any Partnership Units or of any class or series of Partnership Interest in accordance with the terms of this Agreement, including, without limitation, additional Class A Units or LTIP Units, whether ranking senior to, junior to, or on a parity with the LTIP Units with respect to distributions and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the LTIP Units or the LTIP Unitholders as such.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding LTIP Units shall have been converted into Class A Units.

Section 4.7	Conversion of LTIP Units.

A. Conversion Right. An LTIP Unitholder shall have the right (the “Conversion Right”), at his or her option, at any time to convert all or a portion of his or her Vested LTIP Units into fully paid and non-assessable Class A Units; provided, however, that a holder may not exercise the Conversion Right for fewer than one thousand (1,000) Vested LTIP Units or, if such holder holds fewer than one thousand (1,000) Vested LTIP Units, all of the Vested LTIP Units held by such holder. LTIP Unitholders shall not have the right to convert Unvested LTIP Units into Class A Units until they become Vested LTIP Units; provided, however, that when an LTIP Unitholder is notified of the expected occurrence of an event that will cause his or her Unvested LTIP Units to become Vested LTIP Units, such LTIP Unitholder may give the Partnership a Conversion Notice conditioned upon and effective as of the time of vesting and such Conversion Notice, unless subsequently revoked by the LTIP Unitholder, shall be accepted by the Partnership subject to such condition. The General Partner shall have the right at any time to cause a conversion of Vested LTIP Units into Class A Units, provided, however, that any Special LTIP Unit Distribution payable with respect to such Vested LTIP Units is paid prior to such conversion. In all cases, the conversion of any LTIP Units into Class A Units shall be subject to the conditions and procedures set forth in this Section 4.7.

B. Exercise by an LTIP Unitholder. A holder of Vested LTIP Units may convert such LTIP Units into an equal number of fully paid and non-assessable Class A Units, giving effect to all adjustments (if any) made pursuant to Section 4.6 hereof. Notwithstanding the foregoing, in no event may a holder of Vested LTIP Units convert a number of Vested LTIP Units that exceeds (x) the Economic Capital Account Balance of such Limited Partner, to the extent attributable to its ownership of LTIP Units, divided by (y) the Class A Unit Economic Balance, in each case as determined as of the effective date of conversion (the “Capital Account Limitation”). In order to exercise his or her Conversion Right, an LTIP Unitholder shall deliver a notice (a “Conversion Notice”) in the form attached as Exhibit E to this Agreement to the Partnership (with a copy to the General Partner) not less than ten (10) nor more than sixty (60) days prior to a date (the “Conversion Date”) specified in such Conversion Notice; provided, however, that if the General Partner has not given to the LTIP Unitholders notice of a proposed or upcoming Class A Unit Transaction (as defined in Section 4.7.F hereof) at least thirty (30) days prior to the effective date of such Class A Unit Transaction, then LTIP Unitholders shall have the right to deliver a Conversion Notice until the earlier of (x) the tenth day after such notice from the General Partner of a Class A Unit Transaction or (y) the third business day immediately preceding the effective date of such Class A Unit Transaction. A Conversion Notice shall be provided in the manner provided in Section 15.1. Each LTIP Unitholder covenants and agrees with the Partnership that all Vested LTIP Units to be converted pursuant to this Section 4.7.B shall be free and clear of all liens and encumbrances. Notwithstanding anything herein to the contrary, a holder of LTIP Units may deliver a Notice of Redemption pursuant to Section 8.6 relating to those Class A Units that will be issued to such holder upon conversion of such LTIP Units into Class A Units in advance of the Conversion Date; provided, however, that the redemption of such Class A Units by the Partnership shall in no event take place until after the Conversion Date. For clarity, it is noted that the objective of this paragraph is to put an LTIP Unitholder in a position where, if he or she so wishes, the Class A Units into which his or her Vested LTIP Units will be converted can be redeemed by the Partnership simultaneously with such conversion, with the further consequence that, if the General Partner elects to assume and perform the Partnership’s redemption obligation with respect to such Class A Units under Section 8.6 hereof by delivering to such holder Shares rather than cash, then such holder can have such Shares issued to him or her simultaneously with the conversion of his or her Vested LTIP Units into Class A Units. The General Partner and LTIP Unitholder shall reasonably cooperate with each other to coordinate the timing of the events described in the foregoing sentence.

C. Forced Conversion. The Partnership, at any time at the election of the General Partner, may cause any number of Vested LTIP Units held by an LTIP Unitholder to be converted (a “Forced Conversion”) into an equal number of fully paid and non-assessable Class A Units, giving effect to all adjustments (if any) made pursuant to Section 4.6; provided, however, that the Partnership may not cause Forced Conversion of any LTIP Units that would not at the time be eligible for conversion at the option of such LTIP Unitholder pursuant to Section 4.7.B or with respect to which a Special LTIP Unit Distribution is payable and has not been paid. In order to exercise its right of Forced Conversion, the Partnership shall deliver a notice (a “Forced Conversion Notice”) in the form attached as Exhibit F to this Agreement to the applicable LTIP Unitholder not less than ten (10) nor more than sixty (60) days prior to the Conversion Date specified in such Forced Conversion Notice. A Forced Conversion Notice shall be provided in the manner provided in Section 15.1.

D. Completion of Conversion. A conversion of Vested LTIP Units for which the holder thereof has given a Conversion Notice or the Partnership has given a Forced Conversion Notice shall occur automatically after the close of business on the applicable Conversion Date without any action on the part of such LTIP Unitholder, as of which time such LTIP Unitholder shall be credited on the books and records of the Partnership with the issuance as of the opening of business on the next day of the number of Class A Units issuable upon such conversion. After the conversion of LTIP Units as aforesaid, the Partnership shall deliver to such LTIP Unitholder, upon his or her written request, a certificate of the General Partner certifying the number of Class A Units and remaining LTIP Units, if any, held by such person immediately after such conversion. The Assignee of any Limited Partner pursuant to Article XI hereof may exercise the rights of such Limited Partner pursuant to this Section 4.7 and such Limited Partner shall be bound by the exercise of such rights by the Assignee.

E. Impact of Conversions for Purposes of Section 6.1.E. For purposes of making future allocations under Section 6.1.E hereof and applying the Capital Account Limitation, the portion of the Economic Capital Account Balance of the applicable LTIP Unitholder that is treated as attributable to his or her LTIP Units shall be reduced, as of the date of conversion, by the product of the number of LTIP Units converted and the Class A Unit Economic Balance.

F. Class A Unit Transactions. If the Partnership or the General Partner Entity shall be a party to any Class A Unit Transaction, then the General Partner shall, immediately prior to the Class A Unit Transaction, exercise its right to cause a Forced Conversion with respect to the maximum number of LTIP Units then eligible for conversion, taking into account any allocations that occur in connection with the Class A Unit Transaction or that would occur in connection with the Class A Unit Transaction if the assets of the Partnership were sold at the Class A Unit Transaction price or, if applicable, at a value determined by the General Partner in good faith using the value attributed to the Partnership Units in the context of the Class A Unit Transaction (in which case the Conversion Date shall be the effective date of the Class A Unit Transaction). In anticipation of such Forced Conversion and the consummation of the Class A Unit Transaction, the Partnership shall use commercially reasonable efforts to cause each LTIP Unitholder to be afforded the right to receive in connection with such Class A Unit Transaction in consideration for the Class A Units into which his or her LTIP Units will be converted the same kind and amount of cash, securities and other property (or any combination thereof) receivable upon the consummation of such Class A Unit Transaction by a holder of the same number of Class A Units, assuming such holder of Class A Units is not a Person with which the Partnership consolidated or into which the Partnership merged or which merged into the Partnership or to which such sale or transfer was made, as the case may be (a “Constituent Person”), or an affiliate of a Constituent Person. In the event that holders of Class A

Units have the opportunity to elect the form or type of consideration to be received upon consummation of the Class A Unit Transaction, prior to such Class A Unit Transaction the General Partner shall give prompt written notice to each LTIP Unitholder of such election, and shall use commercially reasonable efforts to afford the LTIP Unitholders the right to elect, by written notice to the General Partner, the form or type of consideration to be received upon conversion of each LTIP Unit held by such holder into Class A Units in connection with such Class A Unit Transaction. If an LTIP Unitholder fails to make such an election, such holder (and any of its transferees) shall receive upon conversion of each LTIP Unit held him or her (or by any of his or her transferees) the same kind and amount of consideration that a holder of a Class A Unit would receive if such Class A Unit holder failed to make such an election. Subject to the rights of the Partnership and the General Partner under any Vesting Agreement and any applicable Equity Incentive Plan, to the extent any LTIP Units are then outstanding, the Partnership shall use commercially reasonable effort to cause the terms of any Class A Unit Transaction to be consistent with the provisions of this Section 4.7.F and to enter into an agreement with the successor or purchasing entity, as the case may be, for the benefit of any LTIP Unitholders whose LTIP Units will not be converted into Class A Units in connection with the Class A Unit Transaction that will (i) contain provisions enabling the holders of LTIP Units that remain outstanding after such Class A Unit Transaction to convert their LTIP Units into securities as comparable as reasonably possible under the circumstances to the Class A Units and (ii) preserve as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights set forth in this Agreement for the benefit of the LTIP Unitholders.

ARTICLE V

DISTRIBUTIONS

Section 5.1	Requirement and Characterization of Distributions

A. Distribution of Operating Income. The General Partner shall distribute at least quarterly an amount equal to one hundred percent (100%) of the Available Cash of the Partnership with respect to such quarter or shorter period to the Partners in accordance with the terms established for the class or classes of Partnership Interests held by such Partners who are Partners on the respective Partnership Record Date with respect to such quarter or shorter period as provided in Sections 5.1.B, 5.1.C and 5.1.D and in accordance with the respective terms established for each class of Partnership Interest. Notwithstanding anything to the contrary contained herein, in no event may a Partner receive a distribution of Available Cash with respect to a Partnership Unit for a quarter or shorter period if such Partner is entitled to receive a distribution with respect to a Share for which such Partnership Unit has been redeemed or exchanged. Unless otherwise expressly provided for herein, or in the terms established for a new class or series of Partnership Interests created in accordance with Article IV hereof, no Partnership Interest shall be entitled to a distribution in preference to any other Partnership Interest. If the General Partner Entity has chosen to attempt to qualify as a REIT, the General Partner shall make such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with the qualification of the General Partner Entity as a REIT, to distribute Available Cash to the General Partner Entity in an amount sufficient to enable the General Partner Entity to make distributions to its shareholders that will enable the General Partner Entity to (1) satisfy the requirements for qualification as a REIT under the Code and the Regulations (the “REIT Requirements”), and (2) avoid any federal income or excise tax liability.

B. Method.

(i) Each holder of Partnership Interests, if any, that is entitled to any preference in distribution shall be entitled to a distribution in accordance with the rights of any such class of Partnership Interests (and, within such class, pro rata in proportion to the respective Percentage Interests on such Partnership Record Date); and

(ii) To the extent there is Available Cash remaining after the payment of any preference in distribution in accordance with the foregoing clause (i) (if applicable), with respect to Partnership Interests that are not entitled to any preference in distribution, such Available Cash shall be distributed pro rata to each such class in accordance with the terms of such class (and, within each such class, pro rata in proportion to the respective Percentage Interests on such Partnership Record Date).

C. Distributions When Class B Units Are Outstanding. If for any quarter or shorter period with respect to which a distribution is to be made pursuant to Section 5.1.A. (a “Distribution Period”) Class B Units are outstanding on the Partnership Record Date for such Distribution Period, the General Partner shall allocate the Available Cash with respect to such Distribution Period available for distribution with respect to the Class A Units and Class B Units collectively between the Partners who are holders of Class A Units (“Class A”) and the Partners who are holders of Class B Units (“Class B”) as follows:

(1)	Class A shall receive that portion of the Available Cash (the “Class A Share”) determined by multiplying the amount of Available Cash by the following fraction:

A x Y
(A x Y) + (B x X)

(2)	Class B shall receive that portion of the Available Cash (the “Class B Share”) determined by multiplying the amount of Available Cash by the following fraction:

B x X
(A x Y) + (B x X)

(3)	For purposes of the foregoing formulas, (i) “A” equals the number of Class A Units outstanding on the Partnership Record Date for such Distribution Period; (ii) “B” equals the number of Class B Units outstanding on the Partnership Record Date for such Distribution Period; (iii) “Y” equals the number of days in the Distribution Period; and (iv) “X” equals the number of days in the Distribution Period for which the Class B Units were issued and outstanding.

The Class A Share shall be distributed pro rata among Partners holding Class A Units on the Partnership Record Date for the Distribution Period in accordance with the number of Class A Units held by each Partner on such Partnership Record Date; provided, however, that in no event may a Partner receive a distribution of Available Cash with respect to a Class A Unit if a Partner is entitled to receive a distribution with respect to a Share for which such Class A Unit has been redeemed or exchanged. If Class B Units were issued on the same date, the Class B Share shall be distributed pro rata among the Partners holding Class B Units on the Partnership Record Date for the Distribution Period in accordance with the number of Class B Units held by each Partner on such Partnership Record Date. In no event shall any Class B Units be entitled to receive any distribution of Available Cash for any Distribution Period ending prior to the date on which such Class B Units are issued. For purposes of the foregoing calculations, LTIP Units with an associated Distribution Participation Date that falls on or before the date of the relevant distribution shall be treated as outstanding Class A Units.

D. Distributions When Class B Units Have Been Issued on Different Dates. If Class B Units which have been issued on different dates are outstanding on the Partnership Record Date for any Distribution Period, then the Class B Units issued on each particular date shall be treated as a separate series of Partnership Units for purposes of making the allocation of Available Cash for such Distribution Period among the holders of Partnership Units (and the formula for making such allocation, and the definitions of variables used therein, shall be modified accordingly). Thus, for example, if two series of Class B Units are outstanding on the Partnership Record Date for any Distribution Period, the allocation formula for each series, “Series B1” and “Series B2” would be as follows:

(1)	Series B1 shall receive that portion of the Available Cash determined by multiplying the amount of Available Cash by the following fraction:

B1 x X1
(A x Y) + (B x X1) + (B2 x X2)

(2)	Series B2 shall receive that portion of the Available Cash determined by multiplying the amount of Available Cash by the following fraction:

B2 x X2
(A x Y) + (B1 x X1) + (B2 x X2)

(3)	For purposes of the foregoing formulas the definitions set forth in Section 5.1.C(3) remain the same except that (i) “B1” equals the number of Partnership Units in Series B1 outstanding on the Partnership Record Date for such Distribution Period; (ii) “B2” equals the number of Partnership Units in Series B2 outstanding on the Partnership Record Date for such Distribution Period; (iii) “X1” equals the number of days in the Distribution Period for which the Partnership Units in Series B1 were issued and outstanding; and (iv) “X2” equals the number of days in the Distribution Period for which the Partnership Units in Series B2 were issued and outstanding.

For purposes of the foregoing calculations, LTIP Units with an associated Distribution Participation Date that falls on or before the date of the relevant distribution shall be treated as outstanding Class A Units.

E. Distributions With Respect to LTIP Units. Commencing from the Distribution Participation Date established for any LTIP Units, for any quarterly or other period holders of such LTIP Units shall be entitled to receive, if, when and as authorized by the General Partner out of funds legally available for the payment of distributions, regular cash distributions in an amount per unit equal to the distribution payable on each Class A Unit for the corresponding quarterly or other period (the “LTIP Distribution Amount”). In addition, from and after the Distribution Participation Date, LTIP Units shall be entitled to receive, if, when and as authorized by the General Partner out of funds or other property legally available for the payment of distributions, non-liquidating special, extraordinary or other distributions in an amount per unit equal to the amount of any non-liquidating special, extraordinary or other distributions payable on the Class A Units which may be made from time to time. LTIP Units shall also be entitled to receive, if, when and as authorized by the General Partner out of funds or other property legally available for the payment of distributions, distributions representing proceeds of a sale or other disposition of all or substantially all of the assets of the Partnership in an amount per unit equal to the amount of any such distributions payable on the Class A Units, whether made prior to, on or after the Distribution Participation Date, provided that the amount of such distributions shall not exceed the positive balances of the Capital Accounts of the holders of such LTIP Units to the extent attributable to the ownership of such LTIP Units. Distributions on the LTIP Units, if authorized, shall be payable on such dates and in such manner as may be authorized by the General Partner (any such date, a “Distribution Payment Date”); provided that the Distribution Payment Date and the record date for determining which holders of LTIP Units are entitled to receive a distribution shall be the same as the corresponding dates relating to the corresponding distribution on the Class A Units.

F. Special LTIP Unit Distribution. As of the Distribution Participation Date for an LTIP Unit that is not forfeited on or prior to such Distribution Participation Date, the holder of such LTIP Unit will be entitled to receive a special distribution (the “Special LTIP Unit Distribution”) with respect to such unit, equal to the Aggregate Special LTIP Unit Distribution Amount with respect to such LTIP Unit, divided by the total number of such holder’s LTIP Units that (A) have the same Distribution Participation Date, (B) were issued as part of the same award or program for purposes of Section 4.6 as specified in the Vesting Agreement or other documentation pursuant to which such LTIP Units are issued (the “Same Award” with respect to such LTIP Unit), and (C) are not forfeited on or prior to such Distribution Participation Date; provided, however, that such amount shall not exceed either (x) the amount of non-liquidating cash distributions per unit that were paid on the Class A Units on or after the date of the issuance of such LTIP Unit (or such other date as is specified as the Distribution Measurement Date in the Vesting Agreement or other documentation pursuant to which such LTIP Unit is issued) (such date being referred to as the “Distribution Measurement Date” with respect to such LTIP Unit) and prior to such Distribution Participation Date or (y) an amount that, together with all other Special LTIP Unit Distributions made to such holder on the same date with respect to such holder’s other LTIP Units issued as part of the Same Award as such LTIP Unit, exceeds the positive balance of the Capital Account of such holder to the extent attributable to such LTIP Units. The “Aggregate Special LTIP Unit Distribution Amount” with respect to a holder’s LTIP Unit equals the aggregate amount determined by totaling, for each of such holder’s LTIP Units that were issued as part of the Same Award, (x) the amount of non-liquidating cash distributions per unit that were paid on the Class A Units on or after the Distribution Measurement Date with respect to such LTIP Unit and prior to the earlier of the Distribution Participation Date for such LTIP Unit or the Distribution Participation Date for the LTIP Unit with respect to which the Aggregate Special LTIP Unit Distribution Amount is being calculated, multiplied by (y) the LTIP Unit Sharing Percentage for such LTIP Unit, and subtracting from such total aggregate amount all Special LTIP Unit Distributions previously made with respect to LTIP Units that were issued as part of the Same Award. The Special LTIP Unit Distribution for an LTIP Unit will be payable on the first Distribution Payment Date on or after the Distribution Participation Date for such LTIP Unit if and when authorized by the General Partner out of funds legally available for the payment of distributions; provided that, to the extent not otherwise prohibited by the terms of any class of Partnership Interests entitled to any preference in distribution and authorized by the General Partner out of funds legally available for the payment of distributions, such Special LTIP Unit Distribution may be paid prior to such Distribution Payment Date. On or after the Distribution Participation Date with respect to an LTIP Unit, if such LTIP Unit is outstanding, no distributions (other than in Class A Units, Class B Units, LTIP Units or other Partnership Interests ranking on par with or junior to such units as to distributions and upon liquidation, dissolution or winding up of the affairs of the Partnership) shall be declared or paid or set apart for payment upon the Class A Units, the Class B Units, the LTIP Units or any other Partnership Interests ranking junior to or on a parity with the LTIP Unit as to distributions for any period (other than Special LTIP Unit Distributions with respect to LTIP Units that had an earlier Distribution Participation Date) unless the full amount of any Special LTIP Unit Distributions due with respect to such LTIP Unit have been or contemporaneously are declared and paid.

G. LTIP Units Intended to Qualify as Profits Interests.

(i) Distributions made pursuant to this Section 5.1 shall be adjusted as necessary to ensure that the amount apportioned to each LTIP Unit does not exceed the amount attributable to items of Partnership income or gain realized after the date such LTIP Unit was issued by the Partnership. The intent of this Section 5.1.G is to ensure that any LTIP Units issued after the date of this Agreement qualify as “profits interests” under Revenue Procedure 93-27, 1993-2 C.B. 343 (June 9, 1993) and Revenue Procedure 2001-43, 2001-2 C.B. 191 (August 3, 2001), and this Section 5.1 and Article VI shall be interpreted and applied consistently therewith. The General Partner at its discretion may amend this Section 5.1.G to ensure that any LTIP Units granted after the date of this Agreement will qualify as “profits interests” under Revenue Procedure 93-27, 1993-2 C.B. 343 (June 9, 1993) and Revenue Procedure 2001-43, 2001-2 C.B. 191 (August 3, 2001) (and any other similar rulings or regulations that may be in effect at such time).

(ii) The Partners agree that the General Partner may make a Safe Harbor Election (as defined below), on behalf of itself and of all Partners, to have the LTIP Safe Harbor apply irrevocably with respect to LTIP Units transferred in connection with the performance of services by a Partner in a partner capacity. The Safe Harbor Election shall be effective as of the date of issuance of such LTIP Units. If such election is made, (A) the Partnership and each Partner agree to comply with all requirements of the LTIP Safe Harbor with respect to all interests in the Partnership transferred in connection with the performance of services by a Partner in a partner capacity, whether such Partner was admitted as a Partner or as the transferee of a previous Partner, and (B) the General Partner shall cause the Partnership to comply with all record keeping requirements and other administrative requirements with respect to the LTIP Safe Harbor as shall be required by proposed or final regulations relating thereto.

(iii) The Partners agree that if a Safe Harbor Election is made by the General Partner, (A) each LTIP Unit issued hereunder is a Safe Harbor Interest, (B) each LTIP Unit represents a profits interest received for services rendered or to be rendered to or for the benefit of the Partnership by the LTIP Unitholder in his or her capacity as a Partner or in anticipation of becoming a Partner, and (C) the fair market value of each LTIP Unit issued by the Partnership upon receipt by the LTIP Unitholder as of the date of issuance is zero (plus the amount, if any, of any Capital Contributions made to the Partnership by such LTIP Unitholder in connection with the issuance of such LTIP Unit), representing the liquidation value of such interest upon receipt (with such valuation being consented to and hereby approved by all Partners).

(iv) Each Partner, by signing this Agreement or by accepting such transfer, hereby agrees to comply with all requirements of any Safe Harbor Election made by the General Partner with respect to each LTIP Unitholder’s Safe Harbor Interest.

(v) The General Partner shall file or cause the Partnership to file all returns, reports and other documentation as may be required, as reasonably determined by the General Partner, to perfect and maintain any Safe Harbor Election made by the General Partner with respect to granting of each LTIP Unitholder’s Safe Harbor Interest.

(vi) The General Partner is hereby authorized and empowered, without further vote or action of the Partners, to amend this Agreement to the extent necessary or helpful in accordance with the advice of Partnership tax counsel or accountants to sustain the Partnership’s position that (A) it has complied with the LTIP Safe Harbor requirements in order to provide for a Safe Harbor Election and it has ability to maintain the same, or (B) the issuance of the LTIP Units is not a taxable event with respect to the LTIP Unitholders, and the General Partner shall have the authority to execute any such amendment by and on behalf of each Partner pursuant to the power of attorney granted by this Agreement. Any undertaking by any Partner necessary or desirable to (A) enable or preserve a Safe Harbor Election or (B) otherwise to prevent to the issuance of LTIP Units to LTIP Unitholders from being a taxable event may be reflected in such amendments and, to the extent so reflected, shall be binding on each Partner.

(vii) Each Partner agrees to cooperate with the General Partner to perfect and maintain any Safe Harbor Election, and to timely execute and deliver any documentation with respect thereto reasonably requested by the General Partner, at the expense of the Partnership.

(viii) No Transfer of any interest in the Partnership by a Partner shall be effective unless prior to such Transfer, the assignee or intended recipient of such interest shall have agreed in writing to be bound by the provisions of this Section 5.1.G, in a form reasonably satisfactory to the General Partner.

(ix) The provisions of this Section 5.1.G shall apply regardless of whether or not an LTIP Unitholder files an election pursuant to Section 83(b) of the Code.

(x) The General Partner may amend this Section 5.1.G as it deems necessary or appropriate to maximize the tax benefit of the issuance of LTIP Units to any LTIP Unitholder if there are changes in the law or Regulations concerning the issuance of partnership interests for services.

Section 5.2	Distributions in Kind

The General Partner may determine, in its sole and absolute discretion, to make a distribution in kind of Partnership assets to the holders of Partnership Interests, and such assets shall be distributed in such a fashion as to ensure that the fair market value is distributed and allocated in the same manner as a cash distribution in accordance with Articles V, VI and XIII hereof. Notwithstanding anything to the contrary herein, no Partner shall be entitled to demand property other than cash in connection with any distributions by the Partnership.

Section 5.3	Amounts Withheld

All amounts withheld pursuant to the Code or any provisions of any state or local tax law and Section 10.5 with respect to any allocation, payment or distribution to the General Partner, the Limited Partners or Assignees shall be treated as amounts distributed to the General Partner, Limited Partners or Assignees, as the case may be, pursuant to Section 5.1 for all purposes under this Agreement.

Section 5.4	Distributions upon Liquidation

Proceeds from a Liquidating Event shall be distributed to the Partners in accordance with Section 13.2.

Section 5.5	Revisions to Reflect Issuance of Partnership Interests

If the Partnership issues Partnership Interests to the General Partner or any Additional Limited Partner pursuant to Article IV hereof, the General Partner shall make such revisions to this Article V and the Partner Registry in the books and records of the Partnership as it deems necessary to reflect the terms of the issuance of such Partnership Interests. Such revisions shall not require the consent or approval of any other Partner.

ARTICLE VI

ALLOCATIONS

Section 6.1	Allocations for Capital Account Purposes

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Exhibit B) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

A. Net Income. Subject to Section 4.6.C(iii), after giving effect to the special allocations set forth in Section 1 of Exhibit C of the Partnership Agreement and any special allocations required to be made pursuant to Section 6.1.E, Net Income shall be allocated:

(1)	first, to the General Partner to the extent that Net Loss previously allocated to the General Partner pursuant to Section 6.1.B(5) exceeds Net Income previously allocated to the General Partner pursuant to this clause (1);

(2)	second, to the General Partner until the cumulative Net Income allocated under this clause (2) equals the cumulative Net Loss allocated the General Partner under Section 6.1.B(4);

(3)	third, to the holders of any Partnership Interests that are entitled to any preference upon liquidation until the cumulative Net Income allocated under this clause (3) equals the cumulative Net Loss allocated to such Partners under Section 6.1.B(3);

(4)	fourth, to the holders of any Partnership Interests that are entitled to any preference in distribution in accordance with the rights of any other class of Partnership Interests until each such Partnership Interest has been allocated, on a cumulative basis pursuant to this clause (4), Net Income equal to the amount of distributions payable that are attributable to the preference of such class of Partnership Interests, whether or not paid (and, within such class, pro rata in proportion to the respective Percentage Interests as of the last day of the period for which such allocation is being made);

(5)	fifth, to the holders of any Partnership Interests that are not entitled to any preference upon liquidation until the cumulative Net Income allocated under this clause (5) equals the cumulative Net Loss allocated to such Partners under Section 6.1.B(2); and

(6)	finally, with respect to Partnership Interests that are not entitled to any preference in distribution or with respect to which distributions are not limited to any preference in distribution, pro rata to each such class in accordance with the terms of such class (and, within such class, pro rata in proportion to the respective Percentage Interests as of the last day of the period for which such allocation is being made).

B. Net Loss. Subject to Section 4.6.C(iii), after giving effect to the special allocations set forth in Section 1 of Exhibit C of the Partnership Agreement and any special allocations required to be made pursuant to Sections 6.1.E, Net Loss shall be allocated:

(1)	first, to the holders of Partnership Interests that are not entitled to any preference in distribution or with respect to which distributions are not limited to any preference in distribution, in proportion to, and to the extent that, their share of the Net Income previously allocated pursuant to Section 6.1.A(6) exceeds, on a cumulative basis, the sum of (a) distributions with respect to such Partnership Interests pursuant to clause (ii) of Section 5.1.B and (b) Net Loss allocated under this clause (1);

(2)	second, with respect to classes of Partnership Interests that are not entitled to any preference in distribution upon liquidation, pro rata to each such class in accordance with the terms of such class (and, within such class, pro rata in proportion to the respective Percentage Interests as of the last day of the period for which such allocation is being made); provided, however, that Net Loss shall not be allocated to any Partner pursuant to this Section 6.1.B(2) to the extent that such allocation would cause such Partner to have an Adjusted Capital Account Deficit (or increase any existing Adjusted Capital Account Deficit) (determined in the case of a Partner who also holds classes of Partnership Interests that are entitled to any preferences in distribution upon liquidation, by subtracting from such Partners’ Adjusted Capital Account the amount of such preferred distribution to be made upon liquidation) at the end of such taxable year (or portion thereof);

(3)	third, with respect to classes of Partnership Interests that are entitled to any preference in distribution upon liquidation, in reverse order of the priorities of each such class (and within each such class, pro rata in proportion to their respective Percentage Interests as of the last day of the period for which such allocation is being made); provided, however, that Net Loss shall not be allocated to any Partner pursuant to this Section 6.1.B(3) to the extent that such allocation would cause such Partner to have an Adjusted Capital Account Deficit (or increase any existing Adjusted Capital Account Deficit) at the end of such taxable year (or portion thereof);

(4)	fourth, to the General Partner in an amount equal to the amount of the Partnership’s Recourse Liabilities; and

(5)	thereafter, to the General Partner.

C. Allocation of Nonrecourse Debt. For purposes of Regulation Section 1.752-3(a), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (i) the amount of Partnership Minimum Gain and (ii) the total amount of Nonrecourse Built-in Gain shall be allocated by the General Partner by taking into account facts and circumstances relating to each Partner’s respective interest in the profits of the Partnership unless and to the extent provided otherwise in an agreement between any Partner and the Partnership. For this purpose, the General Partner shall have the sole and absolute discretion in any Fiscal Year to allocate such excess Nonrecourse Liabilities among the Partners in any manner permitted under Code Section 752 and the Regulations thereunder.

D. Recapture Income. Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible after taking into account other required allocations of gain pursuant to Exhibit C, be characterized as Recapture Income in the same proportions and to the same extent as such Partners have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

E. Special Allocations Regarding LTIP Units. Notwithstanding the provisions of Section 6.1.A, Liquidating Gains shall first be allocated to the LTIP Unitholders until their Economic Capital Account Balances, to the extent attributable to their ownership of LTIP Units, are equal to (i) the Class A Unit Economic Balance, multiplied by (ii) the number of their LTIP Units, plus the aggregate net amount of Net Income and Net Loss allocated to such LTIP Units prior to the Distribution Participation Date with respect to such LTIP Units less the amount of any Special LTIP Unit Distributions with respect to such LTIP Units; provided, however, that no such

Liquidating Gains will be allocated with respect to any particular LTIP Unit unless and to the extent that such Liquidating Gains, when aggregated with other Liquidating Gains realized since the issuance of such LTIP Unit, exceed Liquidating Losses realized since the issuance of such LTIP Unit. After giving effect to the special allocations set forth in Section 1 of Exhibit C hereto, and notwithstanding the provisions of Sections 6.1.A and 6.1.B above, in the event that, due to distributions with respect to Class A Units in which the LTIP Units do not participate or otherwise, the Economic Capital Account Balances of any present or former holder of LTIP Units, to the extent attributable to the holder’s ownership of LTIP Units, exceed the target balance specified above, then Liquidating Losses shall be allocated to such holder to the extent necessary to reduce or eliminate the disparity. In the event that Liquidating Gains or Liquidating Losses are allocated under this Section 6.1.E, Net Income allocable under Section 6.1.A(6) and any Net Loss shall be recomputed without regard to the Liquidating Gains or Liquidating Losses so allocated. For this purpose, “Liquidating Gains” means net gains that are or would be realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership, including but not limited to net capital gain realized in connection with an adjustment to the value of Partnership assets under Section 704(b) of the Code made pursuant to Section 1.D of Exhibit B of the Partnership Agreement. “Liquidating Losses” means any net capital loss realized in connection with any such event. The “Economic Capital Account Balances” of the LTIP Unitholders will be equal to their Capital Account balances to the extent attributable to their ownership of LTIP Units, plus the amount of their share of any Partner Minimum Gain or Partnership Minimum Gain, in either case to the extent attributable to their ownership of LTIP Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under this Section 6.1.E, but prior to the realization of any Liquidating Gains. Similarly, the “Class A Unit Economic Balance” shall mean (i) the Capital Account balance of the General Partner, plus the amount of the General Partner’s share of any Partner Minimum Gain or Partnership Minimum Gain, in either case to the extent attributable to the General Partner’s ownership of Class A Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under this Section 6.1.E, but prior to the realization of any Liquidating Gains, divided by (ii) the number of the General Partner’s Class A Units. Any such allocations shall be made among the LTIP Unitholders in proportion to the amounts required to be allocated to each under this Section 6.1.E. The parties agree that the intent of this Section 6.1.E is to make the Capital Account balance associated with each LTIP Unit to be economically equivalent to the Capital Account balance associated with the General Partner’s Class A Units (on a per-Unit basis, other than differences resulting from the allocation of Net Income and Net Loss allocated to such LTIP Units prior to the Distribution Participation Date with respect to such LTIP Units in excess of the amount of Special LTIP Unit Distributions paid with respect to such LTIP Units), provided that Liquidating Gains are of a sufficient magnitude to do so upon a sale of all or substantially all of the assets of the Partnership, or upon an adjustment to the Partners’ Capital Accounts pursuant to Section 1.D of Exhibit B. To the extent the LTIP Unitholders receive a distribution in excess of their Capital Accounts, such distribution will be a guaranteed payment under Section 707(c) of the Code.

Section 6.2	Revisions to Allocations to Reflect Issuance of Partnership Interests

If the Partnership issues Partnership Interests to the General Partner or any Additional Limited Partner pursuant to Article IV hereof, the General Partner shall make such revisions to this Article VI and the Partner Registry in the books and records of the Partnership as it deems necessary to reflect the terms of the issuance of such Partnership Interests, including making preferential allocations to classes of Partnership Interests that are entitled thereto. Such revisions shall not require the consent or approval of any other Partner.

ARTICLE VII

MANAGEMENT AND OPERATIONS OF BUSINESS

Section 7.1	Management

A. Powers of General Partner. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership are and shall be exclusively vested in the General Partner, and no Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. The General Partner may not be removed by the Limited Partners with or without cause. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership, to exercise all powers set forth in Section 3.2 and to effectuate the purposes set forth in Section 3.1, including, without limitation:

(1)	the making of any expenditures, the lending or borrowing of money (including, without limitation, making prepayments on loans and borrowing money to permit the Partnership to make distributions to its Partners in such amounts as are required under Section 5.1.A or will permit the General Partner Entity (so long as the General Partner Entity chooses to attempt to qualify as a REIT) to avoid the payment of any U.S. federal income tax (including, for this purpose, any excise tax pursuant to Section 4981 of the Code) and to make distributions to its shareholders sufficient to permit the General Partner Entity to maintain its REIT status), the assumption or guarantee of, or other contracting for, indebtedness and other liabilities including, without limitation, the assumption or guarantee of or otherwise contracting for (including by becoming a co-obligor, co-borrower, guarantor or surety or otherwise providing credit support of any kind) any indebtedness or other obligations of the General Partner, its Subsidiaries or the Partnership’s Subsidiaries, the issuance of evidences of indebtedness (including the securing of same by mortgage, deed of trust or other lien or encumbrance on the Partnership’s assets) and the incurring of any obligations the General Partner deems necessary for the conduct of the activities of the Partnership;

(2)	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(3)	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership (including acquisition of any new assets, the exercise or grant of any conversion, option, privilege or subscription right or other right available in connection with any assets at any time held by the Partnership) or the merger, consolidation, reorganization or other combination of the Partnership or any Subsidiary of the Partnership with or into another entity on such terms as the General Partner deems proper;

(4)	the use of the assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms it sees fit, including, without limitation, the financing of the conduct of the operations of the General Partner, the Partnership or any of the Partnership’s Subsidiaries, the lending of funds to other Persons (including, without limitation, the General Partner, its Subsidiaries, the Partnership’s Subsidiaries and any of their Affiliates) and the repayment of obligations of the Partnership and its Subsidiaries and any other Person in which the Partnership has an equity investment and the making of capital contributions to, and equity investments in, its Subsidiaries;

(5)	the management, operation, leasing, landscaping, repair, alteration, demolition or improvement of any real property or improvements owned by the Partnership or any Subsidiary of the Partnership or any Person in which the Partnership has made a direct or indirect equity investment;

(6)	the negotiation, execution, and performance of any contracts, conveyances or other instruments that the General Partner considers useful or necessary to the conduct of the Partnership’s operations or the implementation of the General Partner’s powers under this Agreement, including contracting with contractors, developers, consultants, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation out of the Partnership’s assets;

(7)	the mortgage, pledge, encumbrance or hypothecation of any assets of the Partnership;

(8)	the distribution of Partnership cash or other Partnership assets in accordance with this Agreement;

(9)	the holding, managing, investing and reinvesting of cash and other assets of the Partnership;

(10)	the collection and receipt of revenues and income of the Partnership;

(11)	the selection, designation of powers, authority and duties and the dismissal of employees of the Partnership (including, without limitation, employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the Partnership and the determination of their compensation and other terms of employment or hiring, including waivers of conflicts of interest and the payment of their expenses and compensation out of the Partnership’s assets;

(12)	the maintenance of such insurance (including, without limitation, directors, trustees and officers insurance) for the benefit of the Partnership and the Partners (including, without limitation, the General Partner Entity) and the directors, trustees and officers thereof as the General Partner deems necessary or appropriate;

(13)	the formation of, or acquisition of an interest (including non-voting interests in entities controlled by Affiliates of the Partnership or the General Partner or third parties) in, and the contribution of property to, any further limited or general partnerships, joint ventures, limited liability companies, corporations or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of funds or property to, or making of loans to, its Subsidiaries and any other Person in which it has an equity investment from time to time, or the incurrence of indebtedness on behalf of such Persons or the guarantee of the obligations of such Persons); provided, however, that as long as the General Partner Entity has determined to attempt to continue to qualify as a REIT, the Partnership may not engage in any such formation, acquisition or contribution that would cause the General Partner Entity to fail to qualify as a REIT;

(14)	the control of any matters affecting the rights and obligations of the Partnership or any Subsidiary of the Partnership, including the settlement, compromise, submission to arbitration or any other form of dispute resolution or abandonment of any claim, cause of action, liability, debt or damages due or owing to or from the Partnership or any Subsidiary of the Partnership, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the representation of the Partnership or any Subsidiary of the Partnership in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurring of legal expense and the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(15)	the determination of the fair market value of any Partnership property distributed in kind, using such reasonable method of valuation as the General Partner may adopt;

(16)	the exercise, directly or indirectly, through any attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any assets or investment held by the Partnership or any Subsidiary of the Partnership;

(17)	the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of or in connection with any Subsidiary of the Partnership or any other Person in which the Partnership has a direct or indirect interest, individually or jointly with any such Subsidiary or other Person;

(18)	the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of any Person in which the Partnership does not have any interest pursuant to contractual or other arrangements with such Person;

(19)	the making, executing and delivering of any and all deeds, leases, notes, deeds to secure debt, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases or other legal instruments or agreements in writing necessary or appropriate in the judgment of the General Partner for the accomplishment of any of the powers of the General Partner enumerated in this Agreement;

(20)	the distribution of cash to acquire Partnership Units held by a Limited Partner in connection with a Limited Partner’s exercise of its Redemption Right under Section 8.6;

(21)	the determination regarding whether a payment to a Partner who exercises its Redemption Right under Section 8.6 that is assumed by the General Partner Entity will be paid in the form of the Cash Amount or the Shares Amount, except as such determination may be limited by Section 8.6.

(22)	the acquisition of Partnership Interests in exchange for cash, debt instruments and other property;

(23)	the maintenance of the Partner Registry in the books and records of the Partnership to reflect the Capital Contributions and Percentage Interests of the Partners as the same are adjusted from time to time to the extent necessary to reflect redemptions, Capital Contributions, the issuance and transfer of Partnership Units, the admission of any Additional Limited Partner or any Substituted Limited Partner or otherwise;

(24)	the registration of any class of securities under the Securities Act or the Securities Exchange Act, and the listing of any debt securities of the Partnership on any exchange;

(25)	the issuance of additional Partnership Units, as appropriate and in the General Partner’s sole and absolute discretion, in connection with capital contributions by Additional Limited Partners and additional capital contributions by Partners pursuant to Article IV hereof;

(26)	the taking of any and all acts and things necessary or prudent to ensure that the Partnership will not be classified as an association taxable as a corporation for U.S. federal income tax purposes or a “publicly traded partnership” for purposes of Section 7704 of the Code, including but not limited to imposing restrictions on transfers, restrictions on the number of Partners and restrictions on redemptions;

(27)	the filing of applications, communicating and otherwise dealing with any and all governmental agencies having jurisdiction over, or in any way affecting, the Partnership’s assets or any other aspect of the Partnership business;

(28)	taking of any action necessary or appropriate to comply with all regulatory requirements applicable to the Partnership in respect of its business, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports, filings and documents, if any, required under the Exchange Act, the Securities Act, or by any national securities exchange requirements;

(29)	the enforcement of any rights against any Partner pursuant to representations, warranties, covenants and indemnities relating to such Partner’s contribution of property or assets to the Partnership;

(30)	the ability to take such other action, execute, acknowledge, swear to or deliver such other documents and instruments, and perform any and all other acts that the General Partner deems necessary or appropriate for the formation, continuation and conduct of the business and affairs of the Partnership (including, without limitation, all actions consistent with allowing the General Partner Entity at all times to qualify as a REIT unless the General Partner Entity voluntarily terminates its REIT status) and to possess and enjoy all the rights and powers of a general partner as provided by the Act; and

(31)	the adjustment of the number of Class A Units and Class B Units or the Conversion Factor in accordance with the definition of “Conversion Factor” or causing the Partnership to take any action described in the last sentence of such definition in lieu of making an adjustment to the Conversion Factor.

B. No Approval by Limited Partners. Each of the Limited Partners agrees that the General Partner is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Partnership without any further act, approval or vote of the Partners, notwithstanding any other provision of this Agreement, the Act or any applicable law, rule or regulation, to the fullest extent permitted under the Act or other applicable law, rule or regulation. The execution, delivery or performance by the General Partner or the Partnership of any agreement authorized or permitted under this Agreement shall be in the sole and absolute discretion of the General Partner without consideration of any other obligation or duty, fiduciary or otherwise, of the Partnership or the Limited Partners and shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement or of any duty stated or implied by law or equity. The Limited Partners acknowledge that the General Partner is acting for the collective benefit of the Partnership, the Limited Partners and the shareholders of the General Partner or the General Partner Entity.

C. Insurance. At all times from and after the date hereof, the General Partner may cause the Partnership to obtain and maintain (i) casualty, liability and other insurance on the properties of the Partnership and its Subsidiaries and (ii) liability insurance for the Indemnitees hereunder, and (iii) such other insurance as the General Partner, in its sole and absolute discretion, determines to be necessary.

D. Working Capital and Other Reserves. At all times from and after the date hereof, the General Partner may cause the Partnership to establish and maintain working capital reserves in such amounts as the General Partner, in its sole and absolute discretion, deems appropriate and reasonable from time to time, including upon liquidation of the Partnership under Article XIII.

Section 7.2	Certificate of Limited Partnership

The General Partner has previously filed the Certificate of Limited Partnership with the Secretary of State of Delaware. To the extent that such action is determined by the General Partner to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all the things to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of Delaware and each other state, the District of Columbia or other jurisdiction in which the Partnership may elect to do business or own property. Subject to the terms of Section 8.5.A(4), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership or any amendment thereto to any Limited Partner. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and any other state, the District of Columbia or other jurisdiction in which the Partnership may elect to do business or own property.

Section 7.3	Title to Partnership Assets

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partners, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner or one or more nominees, as the General Partner may determine, in its sole and absolute discretion, including Affiliates of the General Partner. The General Partner hereby declares and warrants that any Partnership assets for which legal title is held in the name of the General Partner or any nominee or Affiliate of the General Partner shall be held by the General Partner for the use and benefit of the Partnership in accordance with the provisions of this Agreement. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

Section 7.4	Reimbursement of the General Partner

A. No Compensation. Except as provided in this Section 7.4 and elsewhere in this Agreement (including Section 10.3.C and the provisions of Articles V and VI regarding distributions, payments and allocations to which it may be entitled), the General Partner shall not be compensated for its services as the general partner of the Partnership.

B. Responsibility for Partnership, General Partner and General Partner Entity Expenses. The Partnership shall be responsible for and shall pay all expenses relating to the Partnership’s organization, the ownership of its assets and its operations. The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine in its sole and absolute discretion, for all expenses it incurs relating to or resulting from the ownership and operation of, or for the benefit of, the Partnership (including, without limitation, (i) expenses relating to the ownership of interests in and operation of the Partnership, (ii) compensation of the officers and employees including, without limitation, payments under any stock option or incentive plan that provides for stock units, or other phantom stock, pursuant to which employees will receive payments based upon dividends on or the value of Shares, (iii) auditing expenses, (iv) director fees and expenses of the General Partner Entity, (v) all costs and expenses of being a public company, including costs of filings with the Securities and Exchange Commission, reports and other distributions to its shareholders, and (vi) all costs and expenses associated with litigation involving the General Partner and the General Partner Entity, the Partnership or any Subsidiary); provided, however, that (i) the amount of any such reimbursement shall be reduced by (x) any interest earned by the General Partner with respect to bank accounts or other instruments or accounts held by it on behalf of the Partnership as permitted in Section 7.5.A (which interest is considered to belong to the Partnership and shall be paid over to the Partnership to the extent not applied to reimburse the General Partner for expenses hereunder); and (y) any amount derived by the General Partner from any investments permitted in Section 7.5.A; (ii) if the General Partner or General Partner Entity qualifies as a REIT, the Partnership shall not be responsible for any taxes that the General Partner Entity would not have been required to pay if that entity qualified as a REIT for federal income tax purposes or any taxes imposed on the General Partner or General Partner Entity by reason of that entity’s failure to distribute to its shareholders an amount equal to its taxable income; (iii) the Partnership shall not be responsible for expenses or liabilities incurred by the General Partner in connection with any business or assets of the General Partner other than its ownership of Partnership Interests or operation of the business of the Partnership or ownership of interests in Qualified Assets to the extent permitted in Section 7.5.A; and (iv) the Partnership shall not be responsible for any expenses or liabilities of the General Partner that are excluded from the scope of the indemnification provisions of Section 7.7.A by reason of the provisions of clause (i), (ii) or (iii) thereof. The General Partner shall determine in good faith the amount of expenses incurred by it or the General Partner Entity related to the ownership of Partnership Interests or operation of, or for the benefit of, the Partnership. If certain expenses are incurred that are related both to the ownership of Partnership Interests or operation of, or for the benefit of, the Partnership and to the ownership of other assets (other than Qualified Assets as permitted under Section 7.5.A) or the operation of other businesses, such expenses will be allocated to the Partnership and such other entities (including the General Partner and General Partner Entity) owning such other assets or businesses in such a manner as the General Partner in its sole and absolute discretion deems fair and reasonable. Such reimbursements shall be in addition to any reimbursement to the General Partner and the General Partner Entity pursuant to Section 10.3.C and as a result of indemnification pursuant to Section 7.7. All payments and reimbursements hereunder shall be characterized for U.S. federal income tax purposes as expenses of the Partnership incurred on its behalf, and not as expenses of the General Partner or General Partner Entity.

C. Partnership Interest Issuance Expenses. The General Partner shall also be reimbursed for all expenses it incurs relating to any issuance of Partnership Interests, Shares, Debt of the Partnership, Funding Debt of the General Partner or the General Partner Entity or rights, options, warrants or convertible or exchangeable securities pursuant to Article IV (including, without limitation, all costs, expenses, damages and other payments resulting from or arising in connection with litigation related to any of the foregoing), all of which expenses are considered by the Partners to constitute expenses of, and for the benefit of, the Partnership.

D. Repurchases of Shares. If the General Partner Entity exercises its rights under its organizational documents to purchase Shares or otherwise elects or is required to purchase from its shareholders Shares in connection with a share repurchase or similar program or otherwise, or for the purpose of delivering such Shares to satisfy an obligation under any dividend reinvestment or equity purchase program adopted by the General Partner Entity, any employee equity purchase plan adopted by the General Partner Entity or any similar obligation or arrangement undertaken by the General Partner Entity in the future, the purchase price paid by the General Partner Entity for those Shares and any other expenses incurred by the General Partner Entity in connection with such purchase shall be considered expenses of the Partnership and shall be reimbursable to the

General Partner Entity, subject to the conditions that: (i) if those Shares subsequently are to be sold by the General Partner Entity, the General Partner Entity shall pay to the Partnership any proceeds received by the General Partner Entity for those Shares (provided, however, that a transfer of Shares for Partnership Units pursuant to Section 8.6 would not be considered a sale for such purposes); and (ii) if such Shares are required to be cancelled pursuant to applicable law or are not retransferred by the General Partner Entity within thirty (30) days after the purchase thereof, the General Partner shall cause the Partnership to cancel a number of Partnership Units (rounded to the nearest whole Partnership Unit) held by the General Partner equal to the product attained by multiplying the number of those Shares by a fraction, the numerator of which is one and the denominator of which is the Conversion Factor.

E. Reimbursement not a Distribution. Except as set forth in the succeeding sentence, if and to the extent any reimbursement made pursuant to this Section 7.4 is determined for U.S. federal income tax purposes not to constitute a payment of expenses of the Partnership, the amount so determined shall constitute a guaranteed payment with respect to capital within the meaning of Section 707(c) of the Code, shall be treated consistently therewith by the Partnership and all Partners and shall not be treated as a distribution for purposes of computing the Partners’ Capital Accounts. Amounts deemed paid by the Partnership to the General Partner in connection with redemption of Partnership Units pursuant to Section 7.5.B shall be treated as a distribution for purposes of computing the Partner’s Capital Accounts.

F. Funding for Certain Capital Transactions. In the event that the General Partner Entity shall undertake to acquire (whether by merger, consolidation, purchase, or otherwise) the assets or equity interests of another Person and such acquisition shall require the payment of cash by the General Partner Entity (whether to such Person or to any other selling party or parties in such transaction or to one or more creditors, if any, of such Person or such selling party or parties), (a) the Partnership shall advance to the General Partner Entity the cash required to consummate such acquisition if, and to the extent that, such cash is not to be obtained by the General Partner Entity through an issuance of Shares described in Section 4.2 or pursuant to a transaction described in Section 7.5.B, (b) the General Partner Entity shall, upon consummation of such acquisition, transfer to the Partnership (or cause to be transferred to the Partnership), in full and complete satisfaction of such advance and as required by Section 7.5, the assets or equity interests of such Person acquired by the General Partner Entity in such acquisition (or equity interests in Persons owning all of such assets or equity interests), and (c) pursuant to and in accordance with Section 4.2 and Section 7.5.B, the Partnership shall issue to the General Partner, Partnership Interests and/or rights, options, warrants or convertible or exchangeable securities of the Partnership having designations, preferences and other rights that are substantially the same as those of any additional Shares, other equity securities, New Securities and/or Convertible Funding Debt, as the case may be, issued by the General Partner Entity in connection with such acquisition (whether issued directly to participants in the acquisition transaction or to third parties in order to obtain cash to complete the acquisition). In addition to, and without limiting, the foregoing, in the event that the General Partner Entity engages in a transaction in which (x) the General Partner Entity (or a wholly owned direct or indirect Subsidiary of the General Partner Entity) merges with another entity (referred to as the “Parent Entity”) that is organized in the UPREIT form (i.e., where the Parent Entity holds substantially all of its assets and conducts substantially all of its operations through a partnership, limited liability company or other entity (referred to as an “Operating Entity”)) (“UPREIT”) and the General Partner Entity survives such merger, (y) such Operating Entity merges with or is otherwise acquired by the Partnership in exchange in whole or in part for Partnership Interests, and (z) the General Partner Entity is required or elects to pay part of the consideration in connection with such merger involving the Parent Entity in the form of cash and part of the consideration in the form of Shares, the Partnership shall distribute to the General Partner with respect to its existing Partnership Interest an amount of cash sufficient to complete such transaction and the General Partner shall cause the Partnership to cancel a number of Partnership Units (rounded to the nearest whole number) held by the General Partner equal to the product attained by multiplying the number of additional Shares of the General Partner Entity that the General Partner Entity would have issued to the Parent Entity or the owners of the Parent Entity in such transaction if the entire consideration therefor were to have been paid in Shares by a fraction, the numerator of which is one and the denominator of which is the Conversion Factor.

Section 7.5	Outside Activities of the General Partner; Relationship of Shares to Partnership Units; Funding Debt

A. General. The General Partner may, in its sole and absolute discretion, from time to time hold or acquire assets in its own name or otherwise other than through the Partnership so long as the General Partner takes commercially reasonable measures to ensure that the economic benefits and burdens of such assets are otherwise vested in the Partnership, through assignment, mortgage loan or otherwise or, if it is not commercially reasonable to vest such economic interests in the Partnership, the General Partner shall make such amendments to this Agreement as the General Partner determines are necessary or desirable, including, without limitation, adjusting the Conversion Factor to reflect such activities and the direct ownership of assets by the General Partner. Nothing contained in this Agreement (including this Section 7.5) shall be deemed to prohibit the General Partner from guaranteeing or being a co-obligor, co-borrower, guarantor or surety of, or otherwise providing credit support of any kind in respect of, any Debt or other indebtedness or obligations of the Partnership.

B. Repurchase of Shares and Other Securities. If the General Partner Entity exercises its rights under its organizational documents to purchase Shares or otherwise elects to purchase from the holders thereof Shares, other equity securities of the General Partner Entity, New Securities or Convertible Funding Debt, then the General Partner Entity shall cause the Partnership to purchase from the General Partner Entity (a) in the case of a purchase of Shares, that number of Partnership Units of the appropriate class equal to the product obtained by multiplying the number of Shares purchased by the General Partner Entity times a fraction, the numerator of which is one and the denominator of which is the Conversion Factor, or (b) in the case of the purchase of any other securities on the same terms and for the same aggregate price that the General Partner Entity purchased such securities.

C. Equity Incentive Plan. If, at any time or from time to time, the General Partner Entity sells or otherwise issues Shares pursuant to any Equity Incentive Plan, the General Partner Entity shall transfer or cause to be transferred the proceeds of the sale of such Shares, if any, to the Partnership as an additional Capital Contribution and the Partnership shall issue to the General Partner Entity an amount of additional Partnership Units equal to the number of Shares so sold or issued divided by the Conversion Factor. If the Partnership or the General Partner Entity acquires Shares as a result of the forfeiture of such Shares under any Equity Incentive Plan, then the General Partner shall cause the Partnership to cancel, without payment of any consideration to the General Partner, that number of Partnership Units of the appropriate class equal to the number of Shares so acquired, and, if the Partnership acquired such Shares, it shall transfer such Shares to the General Partner for cancellation.

D. Issuances of Shares and Other Securities. So long as the common shares of the General Partner Entity are Publicly Traded, the General Partner Entity shall not grant, award or issue any additional Shares (other than Shares issued pursuant to Section 8.6 hereof or pursuant to a dividend or distribution (including any share split) of Shares to all of its shareholders that results in an adjustment to the Conversion Factor pursuant to clause (i), (ii) or (iii) of the definition thereof), other equity securities of the General Partner Entity, New Securities or Convertible Funding Debt unless (i) the General Partner shall cause, pursuant to Section 4.2.A hereof, the Partnership to issue to the General Partner, Partnership Interests or rights, options, warrants or convertible or exchangeable securities of the Partnership having designations, preferences and other rights, all such that the economic interests are substantially the same as those of such additional Shares, other equity securities, New Securities or Convertible Funding Debt, as the case may be, and (ii) in exchange therefor, the General Partner Entity transfers or otherwise causes to be transferred to the Partnership, as an additional Capital Contribution, the proceeds from the grant, award, or issuance of such additional Shares, other equity securities, New Securities or Convertible Funding Debt, as the case may be, or from the exercise of rights contained in such additional Shares, other equity securities, New Securities or Convertible Funding Debt, as the case may be (or, in the case of an acquisition described in Section 7.4.F in which all or a portion of the cash required to consummate such acquisition is to be obtained by the General Partner Entity through an issuance of Shares described in Section 4.2, the General Partner Entity complies with such Section 7.4.F). Without limiting the foregoing, the General Partner Entity is expressly authorized to issue additional Shares, other equity securities, New Securities or Convertible

Funding Debt, as the case may be, for less than fair market value, and the General Partner is expressly authorized, pursuant to Section 4.2.A hereof, to cause the Partnership to issue to the General Partner corresponding Partnership Interests (for example, and not by way of limitation, the issuance of Shares and corresponding Partnership Units pursuant to a share purchase plan providing for purchases of Shares, either by employees or shareholders, at a discount from fair market value or pursuant to employee share options that have an exercise price that is less than the fair market value of the Shares, either at the time of issuance or at the time of exercise), as long as (a) the General Partner concludes in good faith that such issuance is in the interests of the General Partner and the Partnership and (b) the General Partner Entity transfers all proceeds from any such issuance or exercise to the Partnership as an additional Capital Contribution.

E. Funding Debt. The General Partner or the General Partner Entity or any wholly owned Subsidiary of either of them may incur a Funding Debt, including, without limitation, Funding Debt that is convertible into Shares or otherwise constitutes a class of New Securities (“Convertible Funding Debt”), subject to the condition that the General Partner, the General Partner Entity or such Subsidiary, as the case may be, lend to the Partnership the net proceeds of such Funding Debt; provided, however, that Convertible Funding Debt shall be issued in accordance with the provisions of Section 7.5.D above; and, provided further that, if the General Partner Entity attempts to qualify as a REIT, the General Partner, the General Partner Entity or such Subsidiary shall not be obligated to lend the net proceeds of any Funding Debt to the Partnership in a manner that would be inconsistent with the General Partner’s or General Partner Entity’s ability to remain qualified as a REIT. If the General Partner, General Partner Entity or such Subsidiary enters into any Funding Debt, the loan to the Partnership shall be on comparable terms and conditions, including interest rate, repayment schedule, costs and expenses and other financial terms, as are applicable with respect to or incurred in connection with such Funding Debt.

F. Capital Contributions of the General Partner. The Capital Contributions by the General Partner pursuant to Sections 7.5.C and 7.5.D will be deemed to equal the cash contributed by the General Partner plus, (i) in the case of cash contributions funded by an offering of any equity interests in or other securities of the General Partner Entity, the offering costs attributable to the cash contributed to the Partnership to the extent not reimbursed pursuant to Section 7.4.C and (ii) in the case of Partnership Units issued pursuant to Section 7.5.C, an amount equal to the difference between the Value of the Shares sold pursuant to the Equity Incentive Plan and the net proceeds of such sale.

G. Tax Loans. The General Partner or the General Partner Entity may in its sole and absolute discretion, cause the Partnership to make an interest free loan to the General Partner or the General Partner Entity, as applicable, provided that the proceeds of such loans are used to satisfy any tax liabilities of the General Partner or the General Partner Entity, as applicable.

Section 7.6	Transactions with Affiliates

A. Transactions with Certain Affiliates. Except as expressly permitted by this Agreement with respect to any non-arms’ length transaction with an Affiliate, the Partnership shall not, directly or indirectly, sell, transfer or convey any property to, or purchase any property from, or borrow funds from, or lend funds to, any Partner or any Affiliate of the Partnership that is not also a Subsidiary of the Partnership, except (i) loans from the General Partner, the General Partner Entity, or any wholly owned Subsidiary of either of them to the extent required pursuant to Section 7.5E, and (ii) pursuant to transactions that are determined in good faith by the General Partner to be on terms that are fair and reasonable.

B. Conflict Avoidance. The General Partner is expressly authorized to enter into, in the name and on behalf of the Partnership, a non-competition arrangement and other conflict avoidance agreements with various Affiliates of the Partnership and General Partner on such terms as the General Partner, in its sole and absolute discretion, believes are advisable.

C. Benefit Plans Sponsored by the Partnership. The General Partner in its sole and absolute discretion and without the approval of the Limited Partners, may propose and adopt on behalf of the Partnership employee benefit plans funded by the Partnership for the benefit of employees of the General Partner, the Partnership, Subsidiaries of the Partnership or any Affiliate of any of them.

Section 7.7	Indemnification

A. General. To the fullest extent permitted by law, the Partnership shall indemnify each Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts, arising from or in connection with any and all claims, demands, subpoenas, requests for information, formal or informal investigations, actions, suits or proceedings, whether civil, criminal, administrative or investigative, incurred by the Indemnitee and relating to the Partnership, the General Partner or the General Partner Entity or the direct or indirect operation of, or the direct or indirect ownership of property by, the Indemnitee, Partnership or the General Partner or the General Partner Entity as set forth in this Agreement in which any such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a final determination of a court of competent jurisdiction that: (i) the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the Indemnitee actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guarantee, contractual obligation for any indebtedness or other obligation or otherwise, for any indebtedness of the Partnership or any Subsidiary of the Partnership (including, without limitation, any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken subject to), and the General Partner is hereby authorized and empowered, on behalf of the Partnership, to enter into one or more indemnity agreements consistent with the provisions of this Section 7.7 in favor of any Indemnitee having or potentially having liability for any such indebtedness. The termination of any proceeding by judgment, order or settlement does not create a presumption that the Indemnitee did not meet the requisite standard of conduct set forth in this Section 7.7.A. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the Indemnitee acted in a manner contrary to that specified in this Section 7.7.A with respect to the subject matter of such proceeding. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, and any insurance proceeds from the liability policy covering the General Partner and any Indemnitee, and neither the General Partner nor any Limited Partner shall have any obligation to contribute to the capital of the Partnership or otherwise provide funds to enable the Partnership to fund its obligations under this Section 7.7.

B. Reimbursement of Expenses. To the fullest extent permitted by law, reasonable expenses expected to be incurred by an Indemnitee shall be paid or reimbursed by the Partnership in advance of the final disposition of any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative made or threatened against an Indemnitee upon receipt by the Partnership of (i) a written affirmation by the Indemnitee of the Indemnitee’s good faith belief that the standard of conduct necessary for indemnification by the Partnership as authorized in this Section 7.7 has been met and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

C. No Limitation of Rights. The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Indemnitee is indemnified.

D. Insurance. The Partnership may purchase and maintain insurance on behalf of the Indemnitees and such other Persons as the General Partner shall determine against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership’s activities, regardless of whether the Partnership would have the power to indemnify such Indemnitee or Person against such liability under the provisions of this Agreement.

E. No Personal Liability for Partners. In no event may an Indemnitee subject any of the Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

F. Interested Transactions. An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

G. Benefit. The provisions of this Section 7.7 are also for the benefit of the Indemnitees, their employees, officers, directors, trustees, heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.7, or any provision hereof, shall be prospective only and shall not in any way affect the limitation on the Partnership’s liability to any Indemnitee under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or related to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

H. Indemnification Payments Not Distributions. If and to the extent any payments to the General Partner pursuant to this Section 7.7 constitute gross income to the General Partner (as opposed to the repayment of advances made on behalf of the Partnership), such amounts shall constitute guaranteed payments within the meaning of Section 707(c) of the Code, shall be treated consistently therewith by the Partnership and all Partners, and shall not be treated as distributions for purposes of computing the Partners’ Capital Accounts.

I. Exception to Indemnification. Notwithstanding anything to the contrary in this Agreement, the General Partner shall not be entitled to indemnification hereunder for any loss, claim, damage, liability or expense for which the General Partner is obligated to indemnify the Partnership under any other agreement between the General Partner and the Partnership.

Section 7.8	Liability of the General Partner

A. General. Notwithstanding anything to the contrary set forth in this Agreement, to the fullest extent permitted by law, the General Partner (which for the purposes of this Section 7.8 shall include the directors, trustees and officers of the General Partner) shall not be liable or accountable for monetary or other damages or otherwise to the Partnership, any Partners or any Assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission unless the General Partner acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived.

B. Tax Consequences of General Partner Entity and Limited Partners. The Limited Partners expressly acknowledge that the General Partner, in considering whether to dispose of any of the Partnership assets, shall take into account the tax consequences to the General Partner Entity of any such disposition and shall have no liability whatsoever to the Partnership or any Limited Partner for decisions that are based upon or influenced by such tax consequences. In addition, in exercising its authority under this Agreement with respect to other matters, the General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner (including the General Partner Entity) of any action taken (or not taken) by the General Partner. No decision or action (or failure to act) contemplated by the preceding sentence shall constitute a breach of any duty owed to the Partnership or the Limited Partners by law or equity, fiduciary or otherwise. The General Partner and the Partnership shall not have liability to any Limited Partner for monetary or other damages or otherwise for losses sustained, liabilities incurred or benefits not derived by such Limited Partner in connection with any taking or omission to take any such actions by the General Partner unless the General Partner acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived.

C. No Obligation to Consider Separate Interests of Limited Partners or Shareholders. The Limited Partners expressly acknowledge that the General Partner is acting on behalf of the Partnership, its equityholders (and, to the extent separate, the equityholders of the General Partner Entity), and the equityholders of the Limited Partners, collectively, and that, except as otherwise set forth herein, the General Partner is under no obligation to consider or give priority to the separate interests of the Limited Partners (including, without limitation, the tax consequences to Limited Partners or Assignees) in deciding whether to cause the Partnership to take (or decline to take) any actions. Any decisions or actions taken or not taken in accordance with the terms of this Agreement shall not constitute a breach of any duty owed to the Partnership or the Limited Partners by law or equity, fiduciary or otherwise. The General Partner and the Partnership shall not have liability to any Limited Partner for monetary or other damages or otherwise for losses sustained, liabilities incurred or benefits not derived by such Limited Partner in connection with any taking or omission to take any such actions by the General Partner unless the General Partner acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived.

D. Actions of Agents. Subject to its obligations and duties as General Partner set forth in Section 7.1.A, the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. The General Partner shall not be liable to the Partnership or any Partner for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

E. Effect of Amendment. Notwithstanding any other provision contained herein, any amendment, modification or repeal of this Section 7.9 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the General Partner’s liability to the Partnership and the Limited Partners or any other Person bound by this Agreement under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

F. Limitations of Fiduciary Duty. Sections 7.1.B, 7.1.E and this Section 7.8 and any other Section of this Agreement limiting the liability of the General Partner and/or its trustees, directors and officers shall constitute an express limitation of any duties, fiduciary or otherwise, that they would owe the Partnership or the Limited Partners if such duty would be imposed by any law, in equity or otherwise.

G. Reliance on this Agreement. To the extent that, at law or in equity, the General Partner in its capacity as a Limited Partner, has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or the Limited Partners, the General Partner shall not be liable to the Partnership or to any other Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of the General Partner or any other Person under the Act or otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner.

Section 7.9	Other Matters Concerning the General Partner

A. Reliance on Documents. The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

B. Reliance on Advisors. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters which the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

C. Action Through Agents. The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and a duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform all and every act and duty that is permitted or required to be done by the General Partner hereunder.

D. Actions to Maintain REIT Status or Avoid Taxation of the General Partner Entity. Notwithstanding any other provisions of this Agreement or the Act, if the General Partner Entity attempts to qualify as a REIT, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the Partnership undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of the General Partner Entity to qualify as a REIT or (ii) to allow the General Partner Entity to avoid incurring any liability for taxes under Section 857, 4981, or any other provision of the Code, is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners.

Section 7.10	Reliance by Third Parties

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority, without consent or approval of any other Partner or Person, to encumber, sell or otherwise use in any manner any and all assets of the Partnership, to enter into any contracts on behalf of the Partnership and to take any and all actions on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner as if the General Partner were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner in connection with any such dealing, in each case except to the extent that such action imposes, or purports to impose, liability on the Limited Partner. In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership, and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

Section 7.11	Indebtedness to Third Parties

The Partnership may incur Debt and other indebtedness, or enter into similar credit, guarantee, financing or refinancing arrangements for any purpose (including, without limitation, in connection with any acquisition of property and any borrowings from, or guarantees of Debt of the General Partner or any of its Affiliates) with any Person upon such terms as the General Partner determines appropriate.

ARTICLE VIII

RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

Section 8.1	Limitation of Liability

The Limited Partners, including the General Partner Entity, in its capacity as a Limited Partner, shall have no liability under this Agreement except as expressly provided in this Agreement, including Section 10.5, or under the Act.

Section 8.2	Management of Business

No Limited Partner or Assignee (other than the General Partner, any of its Affiliates, or any officer, director, employee, partner, agent or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such) shall take part in the operation, management or control (within the meaning of the Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. The transaction of any such business by the General Partner, any of its Affiliates or any officer, director, employee, partner, agent or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 8.3	Outside Activities of Limited Partners

Subject to Section 7.5 hereof, and subject to any agreements entered into pursuant to Section 7.6.B hereof and to any other agreements entered into by a Limited Partner or its Affiliates with the General Partner, the Partnership or a Subsidiary, any Limited Partner (other than the General Partner) and any officer, director, manager, employee, agent, trustee, Affiliate, member or shareholder of any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct or indirect competition with the Partnership. Neither the Partnership nor any Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner, officer, director, manager, employee, agent, trustee, Affiliate, member, shareholder or Assignee of any Limited Partner. None of the Limited Partners (other than the General Partner) or any other Person shall have any rights by virtue of this Agreement or the partnership relationship established hereby in any business ventures of any other Person (other than the General Partner to the extent expressly provided herein), and no Person (other than the General Partner) shall have any obligation pursuant to this Agreement to offer any interest in any such business venture to the Partnership, any Limited Partner or any such other Person, even if such opportunity is of a character which, if presented to the Partnership, any Limited Partner or such other Person, could be taken by such Person.

Section 8.4	Return of Capital

Except pursuant to the right of redemption set forth in Section 8.6, no Limited Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Partnership as provided herein. No Limited Partner or Assignee shall have priority over any other Limited Partner or Assignee either as to the return of Capital Contributions (except as permitted by Section 4.2.A) or, except to the extent provided by Exhibit C or as permitted by Sections 4.2.A, 5.1.B(i), 6.1.A and 6.1.B, or otherwise expressly provided in this Agreement, as to profits, losses, distributions or credits.

Section 8.5	Rights of Limited Partners Relating to the Partnership

A. General. In addition to other rights provided by this Agreement or by the Act, and except as limited by Section 8.5.D, each Limited Partner shall have the right, for a business purpose reasonably related to such Limited Partner’s interest as a limited partner in the Partnership, upon written demand with a statement of the purpose of such demand and at such Limited Partner’s own expense (including such administrative charges as the General Partner may establish from time to time):

(1)	to obtain a copy of the Partnership’s U.S. federal, state and local income tax returns for each Fiscal Year;

(2)	to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(3)	to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(4)	to obtain true and full information regarding the amount of cash and a description and statement of the Agreed Value of any other property or services contributed by each Partner and which each Partner has agreed to contribute in the future, and the date on which each Partner became a Partner; and

(5)	other information regarding the affairs of the Partnership as is just and reasonable.

B. Notice of Conversion Factor. The Partnership shall notify each Limited Partner upon request (i) of the then current Conversion Factor and (ii) of any changes to the Conversion Factor.

C. Notice of Termination Transaction of the General Partner Entity. Prior to making any extraordinary distributions of cash or property to its shareholders or effecting a Termination Transaction, the General Partner Entity shall provide written notice to the Limited Partners of its intention to effect such distribution or Termination Transaction at least twenty (20) Business Days (or such shorter period determined by the General Partner Entity in its sole and absolute discretion) prior to the record date to determine shareholders eligible to receive such distribution or to vote upon such Termination Transaction (or, if no such record date is applicable, at least twenty (20) Business Days (or such shorter period determined by the General Partner Entity in its sole and absolute discretion) before consummation of such distribution or Termination Transaction). This provision for such notice shall not be deemed (i) to permit any transaction that otherwise is prohibited by this Agreement or requires a Consent of the Partners or (ii) to require a Consent on the part of any one or more of the Limited Partners to a transaction that does not otherwise require Consent under this Agreement. Each Limited Partner agrees, as a condition to the receipt of the notice pursuant hereto, to keep confidential the information set forth therein until such time as the General Partner Entity has made public disclosure thereof, to use such information during such period of confidentiality solely for purposes of determining whether to exercise the Redemption Right (if applicable) and to execute a confidentiality agreement provided by the General Partner Entity; provided, however, that a Limited Partner may disclose such information to its attorney, accountant and/or financial advisor for purposes of obtaining advice with respect to such exercise so long as such attorney, accountant and/or financial advisor agrees to receive and hold such information subject to this confidentiality requirement.

D. Confidentiality. Notwithstanding any other provision of this Section 8.5, the General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner determines in its sole and absolute discretion, any information that (i) the General Partner reasonably believes to be in the nature of trade secrets or other information the disclosure of which the General Partner in good faith believes is not in the best interests of the Partnership or could damage the Partnership or its business or (ii) the Partnership is required by law or by agreements with unaffiliated third parties to keep confidential, provided, however, that this Section 8.5.D shall not affect the notice requirements set forth in Section 8.5.C.

Section 8.6	Redemption Right

A. General.

(i) Subject to Section 8.6.C, Section 8.6.E, and Section 11.6.E, at any time on or after one year following the later of (a) the beginning of the first full calendar month following the first date on which the common shares of the General Partner Entity are Publicly Traded or (b) the date of the initial issuance thereof (which, in the event of the transfer of a Class A Unit or Class B Unit, shall be deemed to be the date that the Class A Unit or such Class B Unit, as the case may be, was issued to the original recipient thereof for purposes of this Section 8.6), or at such other time as may be set forth in the agreement pursuant to which the applicable Class A Units or Class B Units are issued, the holder of a Class A Unit or a Class B Unit (if other than the General Partner Entity or any Subsidiary of the General Partner Entity) shall have the right (the “Redemption Right”) to require the Partnership to redeem such Partnership Unit, with such redemption to occur on the

Specified Redemption Date and at a redemption price equal to and in the form of the Cash Amount to be paid by the Partnership. Any such Redemption Right shall be exercised pursuant to a Notice of Redemption delivered to the Partnership (with a copy to the General Partner Entity) by the holder of the Partnership Units who is exercising the Redemption Right (the “Redeeming Partner”). A Limited Partner may exercise the Redemption Right from time to time, subject to a limit of once per fiscal quarter, with respect to part or all of the Partnership Units that it owns, as selected by the Limited Partner, provided, however, that a Limited Partner may not exercise the Redemption Right for fewer than one thousand (1,000) Partnership Units of a particular class unless such Redeeming Partner then holds fewer than one thousand (1,000) Partnership Units in that class, in which event the Redeeming Partner must exercise the Redemption Right for all of the Partnership Units held by such Redeeming Partner in that class, and provided further that, with respect to a Limited Partner which is an entity, such Limited Partner may exercise the Redemption Right for fewer than one thousand (1,000) Partnership Units without regard to whether or not such Limited Partner is exercising the Redemption Right for all of the Partnership Units held by such Limited Partner as long as such Limited Partner is exercising the Redemption Right on behalf of one or more of its equity owners in respect of one hundred percent (100%) of such equity owners’ interests in such Limited Partner. For purposes hereof, a Class A Unit issued upon conversion of a Class B Unit shall be deemed to have been issued when the Class B Unit was issued.

(ii) The Redeeming Partner shall have no right with respect to any Partnership Units so redeemed to receive any distributions paid in respect of a Partnership Record Date for distributions in respect of Partnership Units after the Specified Redemption Date with respect to such Partnership Units.

(iii) The Assignee of any Limited Partner may exercise the rights of such Limited Partner pursuant to this Section 8.6, and such Limited Partner shall be deemed to have assigned such rights to such Assignee and shall be bound by the exercise of such rights by such Limited Partner’s Assignee. In connection with any exercise of such rights by such Assignee on behalf of such Limited Partner, the Cash Amount shall be paid by the Partnership directly to such Assignee and not to such Limited Partner.

(iv) Notwithstanding the foregoing, and subject to Section 8.6.B(iv), if the General Partner Entity provides notice to the Limited Partners pursuant to Section 8.5.C hereof, the Redemption Right shall be exercisable, without regard to whether the Partnership Units have been outstanding for any specified period, during the period commencing on the date on which the General Partner Entity provides such notice and ending on the record date to determine shareholders eligible to receive such distribution or participate in such Termination Transaction (or if none, ending on the date of consummation of such distribution or Termination Transaction). If this subparagraph (iv) applies, the Specified Redemption Date is the date on which the Partnership and the General Partner receive notice of exercise of the Redemption Right, rather than ten (10) Business Days after receipt of the Notice of Redemption.

B. General Partner Entity Assumption of Redemption Right.

(i) If a Limited Partner has delivered a Notice of Redemption, the General Partner Entity may, in its sole and absolute discretion (subject to the limitations on ownership and transfer of Shares set forth in the organizational documents of the General Partner Entity), elect to assume directly and satisfy a Redemption Right. If such election is made by the General Partner Entity, the Partnership shall determine whether the General Partner Entity shall pay the Redemption Amount in the form of the Cash Amount or the Shares Amount. The Partnership’s decision regarding whether such payment shall be made in the form of the Cash Amount or the Shares Amount shall be made by the General Partner, in its capacity as the general partner of the Partnership and in its sole and absolute discretion. Payment of the Redemption Amount in the form of Shares shall be in Shares duly authorized, validly issued, fully paid and nonassessable and if applicable, free and clear of any pledge, lien, encumbrance or restriction, other than those provided in the organizational documents of the General Partner Entity, the Securities Act, relevant state securities or blue sky laws and any applicable registration rights agreement with respect to such Shares entered into by the Redeeming Partner, and shall bear a legend in form and substance determined by the General Partner Entity. Upon such payment by the General Partner Entity, the

General Partner Entity shall acquire the Partnership Units offered for redemption by the Redeeming Partner and shall be treated for all purposes of this Agreement as the owner of such Partnership Units. Unless the General Partner Entity, in its sole and absolute discretion, shall exercise its right to assume directly and satisfy the Redemption Right, the General Partner Entity shall not have any obligation to the Redeeming Partner or to the Partnership with respect to the Redeeming Partner’s exercise of the Redemption Right. If the General Partner Entity shall exercise its right to assume directly and satisfy the Redemption Right in the manner described in the first sentence of this Section 8.6B and shall fully perform its obligations in connection therewith, the Partnership shall have no right or obligation to pay any amount to the Redeeming Partner with respect to such Redeeming Partner’s exercise of the Redemption Right, and each of the Redeeming Partner, the Partnership and the General Partner Entity shall, for U.S. federal income tax purposes, treat the transaction between the General Partner Entity and the Redeeming Partner as a sale of the Redeeming Partner’s Partnership Units to the General Partner Entity.

(ii) If the General Partner determines that the General Partner Entity shall pay the Redeeming Partner the Redemption Amount in the form of Shares, the total number of Shares to be paid to the Redeeming Partner in exchange for the Redeeming Partner’s Partnership Units shall be the applicable Shares Amount. If this amount is not a whole number of Shares, the Redeeming Partner shall be paid (i) that number of Shares which equals the nearest whole number less than such amount plus (ii) an amount of cash which the General Partner Entity determines, in its reasonable discretion, to represent the fair value of the remaining fractional Share which would otherwise be payable to the Redeeming Partner.

(iii) Each Redeeming Partner agrees to execute such documents or provide such information or materials as the General Partner Entity may reasonably require in connection with the issuance of Shares upon exercise of the Redemption Right.

C. Exceptions to Exercise of Redemption Right. Notwithstanding the provisions of Sections 8.6.A and 8.6.B, a Partner shall not be entitled to exercise the Redemption Right pursuant to Section 8.6.A if (but only as long as) the delivery of Shares to such Partner on the Specified Redemption Date would (i) be prohibited under the restrictions on the ownership or transfer of Shares in the organizational documents of the General Partner Entity, (ii) be prohibited under applicable federal or state securities laws or regulations (in each case regardless of whether the General Partner Entity would in fact assume and satisfy the Redemption Right), (iii) without limiting the foregoing, result in the General Partner’s Entity’s Shares being owned by fewer than 100 persons (determined without reference to rules of attribution), (iv) without limiting the foregoing, result in the General Partner Entity being “closely held” within the meaning of Section 856(h) of the Code or cause the General Partner to own, actually or constructively, ten percent (10%) or more of the ownership interests in a tenant of the General Partner Entity, the Partnership or a subsidiary of the Partnership within the meaning of Section 856(d)(2)(B) of the Code, (v) otherwise cause the General Partner Entity to fail to qualify as a REIT, or (v) without limiting the foregoing, cause the acquisition of the Shares by the Redeeming Partner to be “integrated” with any other distribution of Shares for purposes of complying with the registration provision of the Securities Act, as amended. Notwithstanding the foregoing, the General Partner may, in its sole and absolute discretion, waive such prohibition set forth in this Section 8.6.C.

D. No Liens on Partnership Units Delivered for Redemption. Each Limited Partner covenants and agrees that all Partnership Units delivered for redemption shall be delivered to the Partnership or the General Partner Entity, as the case may be, free and clear of all liens; and, notwithstanding anything contained herein to the contrary, neither the General Partner Entity nor the Partnership shall be under any obligation to acquire Partnership Units which are or may be subject to any liens. Each Limited Partner further agrees that, if any Federal, state or local tax is payable as a result of the transfer of its Partnership Units to the Partnership or the General Partner Entity, such Limited Partner shall assume and pay such transfer tax.

E. Additional Partnership Interests; Modification of Holding Period. If the Partnership issues Partnership Interests to any Additional Limited Partner pursuant to Article IV, the General Partner may make such revisions to this Section 8.6 as it determines are necessary to reflect the issuance of such Partnership Interests (including setting forth any restrictions on the exercise of the Redemption Right with respect to such Partnership Interests which differ from those set forth in this Agreement); provided, however, that no such revisions shall materially adversely affect the rights of any other Limited Partner to exercise its Redemption Right without that Limited Partner’s prior written consent. In addition, the General Partner may, with respect to any holder or holders of Partnership Units, at any time and from time to time, as it shall determine in its sole and absolute discretion, (i) reduce or waive the length of the period prior to which such holder or holders may not exercise the Redemption Right or (ii) reduce or waive the length of the period between the exercise of the Redemption Right and the Specified Redemption Date. Notwithstanding the first sentence of Section 8.6.A(i), the Class A Units issued in connection with the consummation of the Reorganization under the Merger Agreement shall be entitled to exercise the Redemption Right with respect to such Class A Units at any time following the issuance of such Class A Units.

F. Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law that apply upon a Redeeming Partner’s exercise of the Redemption Right. If a Redeeming Limited Partner believes that it is exempt from such withholding upon the exercise of the Redemption Right, such Partner must furnish the General Partner with a FIRPTA Certificate in substantially the form attached hereto as Exhibit G-1 or Exhibit G-2 and any other documentation reasonably requested by the General Partner.

G. Notwithstanding any other provision of this Agreement, the General Partner shall place appropriate restrictions on the ability of the Partners to exercise their Redemption Rights as and if deemed necessary to ensure that the Partnership does not constitute a “publicly traded partnership” taxable as an association under Section 7704 of the Code. If and when the General Partner determines that imposing such restrictions is necessary, the General Partner shall give prompt written notice thereof to each of the Partners.

ARTICLE IX

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 9.1	Records and Accounting

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including, without limitation, all books and records necessary to provide to the Limited Partners any information, lists and copies of documents required to be provided pursuant to Section 9.3. Any records maintained by or on behalf of the Partnership in the regular course of its business may be kept on, or be in the form of, punch cards, magnetic tape, photographs, micrographics or any other information storage device, provided, however, that the records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with generally accepted accounting principles.

Section 9.2	Fiscal Year

The Fiscal Year shall be the calendar year.

Section 9.3	Reports

A. Annual Reports. If and to the extent that the General Partner Entity mails its annual report to its shareholders, as soon as practicable, but in no event later than the date on such reports are mailed, the General Partner Entity shall cause to be mailed to each Limited Partner an annual report, as of the close of the most recently ended Fiscal Year, containing financial statements of the Partnership, or of the General Partner Entity (and, if different, the General Partner) if such statements are prepared on a consolidated basis with the Partnership, for such Fiscal Year, presented in accordance with generally accepted accounting principles, such statements to be audited by a nationally recognized “Big Four” firm of independent public accountants selected by the General Partner Entity.

B. Quarterly Reports. If and to the extent that the General Partner Entity mails quarterly reports to its shareholders, as soon as practicable, but in no event later than the date on such reports are mailed, the General Partner Entity shall cause to be mailed to each Limited Partner a report containing unaudited financial statements, as of the last day of such fiscal quarter, of the Partnership, or of the General Partner Entity (and, if different, the General Partner) if such statements are prepared on a consolidated basis with the Partnership, and such other information as may be required by applicable law or regulation, or as the General Partner determines to be appropriate.

C. The General Partner shall have satisfied its obligations under Sections 9.3.A and 9.3.B by (i) to the extent the General Partner Entity or the Partnership is subject to periodic reporting requirements under the Exchange Act, filing the quarterly and annual reports required thereunder within the time periods provided for the filing of such reports, including any permitted extensions, or (ii) posting or making available the reports required by this Section 9.3 on the website maintained from time to time by the Partnership or the General Partner Entity, provided that such reports are able to be printed or downloaded from such website.

ARTICLE X

TAX MATTERS

Section 10.1	Preparation of Tax Returns

The General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for U.S. federal and state income tax purposes and shall use all reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by Limited Partners for federal and state income tax reporting purposes.

Section 10.2	Tax Elections

A. Except as otherwise provided herein, the General Partner shall, in its sole and absolute discretion, determine whether to make any available election pursuant to the Code (including the election under Section 754 of the Code). The General Partner shall have the right to seek to revoke any such election upon the General Partner’s determination in its sole and absolute discretion that such revocation is in the best interests of the Partners.

B. To the extent provided for in Treasury Regulations, revenue rulings, revenue procedures and/or other IRS guidance issued after the date hereof, the Partnership is hereby authorized to, and at the direction of the General Partner shall, elect a safe harbor (the “LITP Safe Harbor” and such election, the “Safe Harbor Election”) under which the fair market value of any Partnership Interests issued in connection with the performance of services after the effective date of such Treasury Regulations (or other guidance) (such interests, “Safe Harbor Interests”) will be treated as equal to the liquidation value of such Safe Harbor Interests (i.e., a value equal to the total amount that would be distributed with respect to such interests if the Partnership sold all of its assets for their fair market value immediately after the issuance of such Safe Harbor Interests, satisfied its liabilities (excluding any non-recourse liabilities to the extent the balance of such liabilities exceeds the fair market value of the assets that secure them) and distributed the net proceeds to the Partners under the terms of this Agreement). In the event that the Partnership makes a Safe Harbor Election as described in the preceding sentence, each Partner hereby agrees to comply with all Safe Harbor requirements with respect to transfers of such Safe Harbor Interests while the Safe Harbor Election remains effective.

Section 10.3	Tax Partner and Partnership Tax Audit Matters

A. General. The General Partner shall be the “tax partner” of the Partnership for federal, state and local income tax administrative or judicial proceedings (such administrative proceedings being referred to as a “tax audit” and such judicial proceedings being referred to as a “judicial review”) and is treated as the “tax matters partner” pursuant to Section 6231(a)(7) of the Code as in effect on November 1, 2015 (Subchapter C of Chapter 63 of the Code as in effect on November 1, 2015 referred to as the “Current Partnership Audit Rules”) and the “partnership representative” pursuant to Section 6223(a) of the Code as included in the Bipartisan Budget Act of 2015 (with the changes to Subchapter C of Chapter 63 of the Code as made by the Bipartisan Budget Act of 2015 referred to as the “2015 Budget Act Partnership Audit Rules”). The General Partner is authorized to conduct all tax audits and judicial reviews for the Partnership. So long as Section 6223(c)(3) of the Current Partnership Audit Rules is in effect, upon receipt of notice from the IRS of the beginning of an administrative proceeding with respect to the Partnership, the tax partner shall furnish the IRS with the name, address, taxpayer identification number and profit interest of each of the Limited Partners and any Assignees; provided, however, that such information is provided to the Partnership by the Limited Partners.

B. Powers. The tax partner is authorized, but not required (and the Partners hereby consent to the tax partner taking the following actions):

(1)	to elect out of the 2015 Budget Act Partnership Audit Rules, if available;

(2)	to enter into any settlement with the IRS with respect to any tax audit or judicial review for the adjustment of Partnership items required to be taken into account by a Partner or the Partnership for income tax purposes, and in the settlement agreement the tax partner may expressly state that such agreement shall bind the Partnership and all Partners, except that so long as the Current Partnership Audit Rules are in effect, such settlement agreement shall not bind any Partner (i) who (within the time prescribed pursuant to the Code and Regulations under the Current Partnership Audit Rules) files a statement with the IRS providing that the tax partner shall not have the authority to enter into a settlement agreement on behalf of such Partner or (ii) who is a “notice partner” (as defined in Section 6231(a)(8) of the Current Partnership Audit Rules) or a member of a “notice group” (as defined in Section 6223(b)(2) of the Current Partnership Audit Rules);

(3)	to seek judicial review of any adjustment assessed by the IRS or any other tax authority, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Partnership’s principal place of business is located;

(4)	to intervene in any action brought by any other Partner for judicial review of a final adjustment;

(5)	to file a request for an administrative adjustment with the IRS or other tax authority at any time and, if any part of such request is not allowed by the IRS or other tax authority, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

(6)	to enter into an agreement with the IRS or other tax authority to extend the period for assessing any tax which is attributable to any item required to be taken into account by a Partner for tax purposes, or an item affected by such item;

(7)	to take any other action on behalf of the Partners of the Partnership in connection with any tax audit or judicial review proceeding, to the extent permitted by applicable law or regulations, including, without limitation, the following actions to the extent that the 2015 Budget Act Partnership Audit Rules apply to the Partnership and its current or former Partners:

a.	electing to have the alternative method for the underpayment of taxes set forth in Section 6226 of the Code, as included in the 2015 Budget Act Partnership Audit Rules, apply to the Partnership and its current or former Partners; and

b.	for Partnership level assessments under Section 6225 of the Code, as included in the 2015 Budget Act Partnership Audit Rules, determining apportionment of responsibility for payment among the current or former Partners, setting aside reserves from Available Cash of the Partnership, withholding of distributions of Available Cash to the Partners, and requiring current or former Partners to make cash payments to the Partnership for their share of the Partnership level assessments; and

(8)	to take any other action required or permitted by the Code and Regulations in connection with its role as tax partner.

The taking of any action and the incurring of any expense by the tax partner in connection with any such audit or proceeding referred to in clause (7) above, except to the extent required by law, is a matter in the sole and absolute discretion of the tax partner and the provisions relating to indemnification of the General Partner set forth in Section 7.7 shall be fully applicable to the tax partner in its capacity as such. In addition, the General Partner shall be entitled to indemnification set forth in Section 7.7 for any liability for tax imposed on the Partnership under the 2015 Budget Act Partnership Audit Rules that is collected from the General Partner.

The current and former Partners agree to provide the following information and documentation to the Partnership and the tax partner to the extent that the 2015 Budget Act Partnership Audit Rules apply to the Partnership and its current or former Partners:

(1)	information and documentation to determine and prove eligibility of the Partnership to elect out of the 2015 Budget Act Partnership Audit Rules;

(2)	information and documentation to reduce the Partnership level assessment consistent with Section 6225(c) of the Code, as included in the 2015 Budget Act Partnership Audit Rules; and

(3)	information and documentation to prove payment of the attributable liability under Section 6226 of the Code, as included in the 2015 Budget Act Partnership Audit Rules.

In addition to the foregoing, and notwithstanding any other provision of this Agreement, including, without limitation, Section 14.1 of this Agreement, the General Partner is authorized (without any requirement of the consent or approval of any other Partners) to make all such amendments to this Section 10.3 as it shall determine, in its sole judgment, to be necessary, desirable or appropriate to implement the 2015 Budget Act Partnership Audit Rules and any regulations, procedures, rulings, notices, or other administrative interpretations thereof promulgated by the U.S. Treasury Department.

C. Reimbursement. The tax partner shall receive no compensation for its services. All third party costs and expenses incurred by the tax partner in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Partnership. Nothing herein shall be construed to restrict the Partnership from engaging an accounting firm and/or law firm to assist the tax partner in discharging its duties hereunder, so long as the compensation paid by the Partnership for such services is reasonable.

D. Survival. The obligations of each Partner under this Section 10.3 shall survive such Partner’s withdrawal from the Partnership, and each Partner agrees to execute such documentation requested by the Partnership at the time of such Partner’s withdrawal from the Partnership to acknowledge and confirm such Partner’s continuing obligations under this Section 10.3.

Section 10.4	Organizational Expenses

The Partnership shall elect to deduct expenses as provided in Section 709 of the Code.

Section 10.5	Withholding

Each Limited Partner hereby authorizes the Partnership to withhold from or pay on behalf of or with respect to such Limited Partner any amount of U.S. federal, state, local, or foreign taxes that the General Partner determines that the Partnership is required to withhold or pay with respect to any cash or property distributable, allocable or otherwise transferred to such Limited Partner pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Partnership pursuant to Section 1441, 1442, 1445, or 1446 of the Code. Any amount withheld with respect to a Limited Partner pursuant to this Section 10.5 shall be treated as paid or distributed, as applicable, to such Limited Partner for all purposes under this Agreement to the extent that the Partnership is contemporaneously making distributions against which such amount can be offset. Any amount paid on behalf of or with respect to a Limited Partner, in excess of any such amount of contemporaneous distributions against which such amount paid can be offset, shall constitute a loan by the Partnership to such Limited Partner, which loan shall be repaid by such Limited Partner within fifteen (15) days after notice from the General Partner that such payment must be made unless (i) the Partnership withholds such payment from a distribution which would otherwise be made to the Limited Partner or (ii) the General Partner determines, in its sole and absolute discretion, that such payment may be satisfied out of the available funds of the Partnership which would, but for such payment, be distributed to the Limited Partner. Any amounts withheld pursuant to the foregoing clauses (i) or (ii) shall be treated as having been distributed or otherwise paid to such Limited Partner. Each Limited Partner hereby unconditionally and irrevocably grants to the Partnership a security interest in such Limited Partner’s Partnership Interest to secure such Limited Partner’s obligation to pay to the Partnership any amounts required to be paid pursuant to this Section 10.5. Any amounts payable by a Limited Partner hereunder shall bear interest at the base rate on corporate loans at large United States money center commercial banks, as published from time to time in The Wall Street Journal, plus four (4) percentage points (but not higher than the maximum rate that may be charged under applicable law) from the date such amount is due (i.e., fifteen (15) days after demand) until such amount is paid in full. Each Limited Partner shall take such actions as the Partnership or the General Partner shall request to perfect or enforce the security interest created hereunder.

ARTICLE XI

TRANSFERS AND WITHDRAWALS

Section 11.1	Transfer

A. Definition. The term “transfer,” when used in this Article XI with respect to a Partnership Interest or a Partnership Unit, shall be deemed to refer to a transaction by which the General Partner purports to assign all or any part of its General Partner Interest to another Person or by which a Limited Partner purports to assign all or any part of its Limited Partner Interest to another Person, and includes a transfer, sale, merger, consolidation, combination, assignment, bequest, conveyance, devise, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition, whether voluntary or involuntary, by operation of law or otherwise. The term “transfer” when used in this Article XI does not include any redemption or repurchase of Partnership Units by the Partnership from a Partner or acquisition of Partnership Units from a Limited Partner by the General Partner Entity pursuant to Section 8.6 or otherwise. When used in this Article XI, the verb “transfer” shall have correlative meaning. No Partnership Interest shall be subject to the claims of any creditor, any spouse (for alimony, support or otherwise), or to legal process, and may not be voluntarily or involuntarily alienated or encumbered except as may be specifically provided for in this Agreement or consented to in writing by the General Partner, in its sole and absolute discretion.

B. General. No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article XI. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article XI shall be null and void ab initio.

Section 11.2	Transfers and Withdrawals by General Partner and General Partner Entity

A. General. Neither the General Partner nor the General Partner Entity shall transfer any of its Partnership Interests, and, if the General Partner Entity is not the General Partner, the General Partner Entity may not transfer any of its direct or indirect interests in the General Partner, or withdraw from the Partnership, except (i) in connection with a transaction permitted under Section 11.2.B, (ii) in connection with any merger (including a triangular merger), consolidation or other combination with or into another Person following the consummation of which the equity holders of the surviving entity are substantially identical to the shareholders of the General Partner Entity, (iii) with the Consent of the Outside Limited Partners; or (iv) to any Person that is, at the time of such transfer, an Affiliate of the General Partner Entity that is controlled by the General Partner Entity, including any Qualified REIT Subsidiary.

B. Termination Transactions. Notwithstanding the restrictions set forth in Section 11.2.A or any other provision of this Agreement, the General Partner Entity shall not engage in any merger (including, without limitation, a triangular merger), consolidation or other combination with or into another Person, sale of all or substantially all of its assets or any reclassification, recapitalization or other change in outstanding Shares (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination as described in the definition of Conversion Factor) (each, a “Termination Transaction”), unless, in connection with such Termination Transaction:

(1) the General Partner shall have obtained Partnership Approval of the Termination Transaction, as set forth below, if (x) the Termination Transaction would result in the Partners receiving consideration for their Partnership Units pursuant to clause (2) below and the General Partner Entity is required to seek the approval of its common shareholders of the Termination Transaction (“Shareholder Approval”) in a shareholder vote (a “Shareholder Vote”), or (y) the General Partner Entity would be required to obtain Shareholder Approval of the Termination Transaction but for the fact that a Tender Offer shall have been accepted with respect to a sufficient number of Shares to permit consummation of the Termination Transaction without Shareholder Approval, and

(2) all Partners either will receive, or will have the right to receive, for each Partnership Unit cash, securities or other property in the same form as, and equal in amount to the product of the Conversion Factor and the greatest amount of, the cash, securities or other property paid to a holder of Shares, if any, corresponding to such Partnership Unit in consideration of one such Share at any time during the period from and after the date on which the Termination Transaction is consummated; provided, however, that if in connection with the Termination Transaction, a purchase, tender or exchange offer (a “Tender Offer”) shall have been made to and accepted by the holders of the percentage required for the approval of mergers under the organizational documents of the General Partner Entity, each holder of Partnership Units shall receive, or shall have the right to receive, consideration equal to the fair market value of the greatest amount of cash, securities, or other property which such holder would have received had it exercised the Redemption Right and received Shares in exchange for its Partnership Units immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer. In connection with any transaction permitted by Section 11.2B(2), fair market values shall be reasonably determined by the General Partner as of the time of such transaction.

C. Partnership Approval. As used above, “Partnership Approval” means Consent of the Limited Partners holding Class A Units and LTIP Units representing a Percentage Interest of Class A Units and LTIP Units that equals or exceeds the percentage of (x) the Shares outstanding or (y) the Shares cast, as applicable, in the Shareholder Vote ((x) or (y), as applicable, the “Required Denominator Shares”) required to be voted in favor of the Termination Transaction in the Shareholder Vote, provided that, for purposes of determining whether Partnership Approval has been obtained, the Percentage Interest of Limited Partners consenting to the Termination Transaction shall be calculated as follows: Such Percentage Interest shall be equal to the sum of (i) the Percentage Interest of Class A Units and LTIP Units held by Limited Partners consenting to the Termination Transaction (excluding for this purpose any Class A Units held by (1) the General Partner or the General Partner Entity, (2) any Person of which the General Partner or the General Partner Entity directly or indirectly owns or controls more than fifty percent (50%) of either the voting interests or economic interests and (3) any Person directly or indirectly owning or controlling more than fifty percent (50%) of the outstanding voting interests of the General Partner or the General Partner Entity (collectively, the “Excluded Units”)), plus (ii) the product of (1) the Percentage Interest attributable to the Excluded Units, multiplied by (2) either (x) the percentage of the

Required Denominator Shares voted in favor of the Termination Transaction by the General Partner Entity’s shareholders in the Shareholder Vote to obtain Shareholder Approval, or (y) in the event a Tender Offer shall have been accepted with respect to a sufficient number of Shares to permit consummation of the Termination Transaction without Shareholder Approval, the percentage of outstanding Shares with respect to which such Tender Offer shall have been accepted.

D. Creation of New General Partner. The General Partner shall not enter into an agreement or other arrangement providing for or facilitating the creation of a general partner of the Partnership other than the General Partner, unless the successor general partner (i) is a direct or indirect controlled Affiliate of the General Partner, and (ii) executes and delivers a counterpart to this Agreement in which such successor general partner agrees to be fully bound by all of the terms and conditions contained herein that are applicable to the General Partner.

Section 11.3	Transfers by Limited Partners

A. General. Except to the extent expressly permitted in Sections 11.3.B and 11.3.C or in connection with the exercise of a Redemption Right pursuant to Section 8.6, a Limited Partner (other than the General Partner and the General Partner Entity, in their capacities as Limited Partners) may not transfer any portion of its Partnership Interest, or any of such Limited Partner’s rights as a Limited Partner, without the prior written consent of the General Partner, which consent may be withheld in the General Partner’s sole and absolute discretion. Any transfer otherwise permitted under Sections 11.3.B and 11.3.C shall be subject to the conditions set forth in Section 11.3.D and 11.3.E, and all permitted transfers shall be subject to Sections 11.4, 11.5 and 11.6.

B. Incapacitated Limited Partner. If a Limited Partner is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Limited Partner’s estate shall have all the rights of a Limited Partner, but not more rights than those enjoyed by other Limited Partners, for the purpose of settling or managing the estate and such power as the Incapacitated Limited Partner possessed to transfer all or any part of his, her or its interest in the Partnership. The Incapacity of a Limited Partner, in and of itself, shall not dissolve or terminate the Partnership.

C. Permitted Transfers. Subject to Sections 11.3.D, 11.3.E, 11.4, 11.5 and 11.6, a Limited Partner may transfer, with or without the consent of the General Partner, all or a portion of its Partnership Interest (i) in the case of a Limited Partner who is an individual, to a member of his Immediate Family, any trust formed for the benefit of himself and/or members of his Immediate Family, or any partnership, limited liability company, joint venture, corporation or other business entity comprised only of himself and/or members of his Immediate Family and entities the ownership interests in which are owned by or for the benefit of himself and/or members of his Immediate Family, (ii) in the case of a Limited Partner which is a trust, to the beneficiaries of such trust, (iii) in the case of a Limited Partner which is a partnership, limited liability company, joint venture, corporation or other business entity to which Partnership Units were transferred pursuant to clause (i) above, to its partners, owners or shareholders, as the case may be, who are members of the Immediate Family of or are actually the Person(s) who transferred Partnership Units to it pursuant to clause (i) above, (iv) in the case of a Limited Partner which acquired Partnership Units as of the date hereof and which is a partnership, limited liability company, joint venture, corporation or other business entity, to its partners, owners, shareholders or Affiliates thereof, as the case may be, or the Persons owning the beneficial interests in any of its partners, owners or shareholders or Affiliates thereof (it being understood that this clause (iv) will apply to all of each Person’s Partnership Interests whether the Partnership Units relating thereto were acquired on the date hereof or hereafter), (v) in the case of a Limited Partner which is a partnership, limited liability company, joint venture, corporation or other business entity other than any of the foregoing described in clause (iii) or (iv), in accordance with the terms of any agreement between such Limited Partner and the Partnership pursuant to which such Partnership Interest was issued, (vi) pursuant to a gift or other transfer without consideration, (vii) pursuant to applicable laws of descent or distribution, (viii) to another Limited Partner, and (ix) pursuant to a grant of security interest or other encumbrance thereof effectuated in a bona fide pledge transaction with a bona fide financial institution as a result of the exercise of remedies related thereto, subject to the provisions of Section 11.3.F hereof. A trust or other entity will be considered formed “for the benefit” of a Partner’s Immediate Family even though some other Person has a remainder interest under or with respect to such trust or other entity.

D. No Transfers Violating Securities Laws. The General Partner may prohibit any transfer of Partnership Units by a Limited Partner unless it receives a written opinion of legal counsel (which opinion and counsel shall be reasonably satisfactory to the Partnership) to such Limited Partner to the effect that such transfer would not require filing of a registration statement under the Securities Act or would not otherwise violate any federal or state securities laws or regulations applicable to the Partnership or the Partnership Unit or, at the option of the Partnership, an opinion of legal counsel to the Partnership to the same effect.

E. No Transfers to Holders of Nonrecourse Liabilities. No pledge or transfer of any Partnership Units may be made to a lender to the Partnership or any Person who is related (within the meaning of Section 1.752-4(b) of the Regulations) to any lender to the Partnership whose loan otherwise constitutes a Nonrecourse Liability unless (i) the General Partner is provided prior written notice thereof and (ii) the lender enters into an arrangement with the Partnership and the General Partner to exchange or redeem for the Redemption Amount any Partnership Units in which a security interest is held simultaneously with the time at which such lender would be deemed to be a partner in the Partnership for purposes of allocating liabilities to such lender under Section 752 of the Code.

Section 11.4	Substituted Limited Partners

A. Consent of General Partner. No Limited Partners shall have the right to substitute a transferee as a Limited Partner in its place (including any transferees permitted by Section 11.3). The General Partner shall, however, have the right to consent to the admission of a transferee of the interest of a Limited Partner pursuant to this Section 11.4 as a Substituted Limited Partner, which consent may be given or withheld by the General Partner in its sole and absolute discretion. The General Partner’s failure or refusal to permit a transferee of any such interests to become a Substituted Limited Partner shall not give rise to any cause of action against the Partnership, the General Partner or any Partner. The General Partner hereby grants its consent to the admission as a Substituted Limited Partner to any bona fide financial institution that loans money or otherwise extends credit to a holder of Partnership Units and thereafter becomes the owner of such Partnership Units pursuant to the exercise by such financial institution of its rights under a pledge of such Partnership Units granted in connection with such loan or extension of credit.

B. Rights of Substituted Partner. A transferee who has been admitted as a Substituted Limited Partner in accordance with this Article XI shall have all the rights and powers and be subject to all the restrictions and liabilities of a Limited Partner under this Agreement. The admission of any transferee as a Substituted Limited Partner shall be conditioned upon the transferee executing and delivering to the Partnership an acceptance of all the terms and conditions of this Agreement (including, without limitation, the provisions of Section 15.11) and such other documents or instruments as may be required or advisable, in the sole and absolute discretion of the General Partner, to effect the admission, each in form and substance reasonably satisfactory to the General Partner.

C. Partner Registry. Upon the admission of a Substituted Limited Partner, the General Partner shall update the Partner Registry in the books and records of the Partnership as it deems necessary to reflect such admission in the Partner Registry.

Section 11.5	Assignees

If the General Partner, in its sole and absolute discretion, does not consent to the admission of any permitted transferee under Section 11.3 as a Substituted Limited Partner, as described in Section 11.4, such transferee shall be considered an Assignee for purposes of this Agreement. An Assignee shall be entitled to all the rights of an assignee of a limited partnership interest under the Act, including the right to receive distributions from the Partnership and the share of Net Income, Net Loss, gain, loss and Recapture Income attributable to the Partnership Units assigned to such transferee, and shall have the rights granted to the Limited Partners under Section 8.6, but shall not be deemed to be a holder of Partnership Units for any other purpose under this Agreement, and shall not be entitled to vote such Partnership Units in any matter presented to the Limited Partners for a vote (such Partnership Units being deemed to have been voted on such matter in the same proportion as all other Partnership Units held by Limited Partners are voted). If any such transferee desires to make a further assignment of any such Partnership Units, such transferee shall be subject to all the provisions of this Article XI to the same extent and in the same manner as any Limited Partner desiring to make an assignment of Partnership Units.

Section 11.6	General Provisions

A. Withdrawal of Limited Partner. No Limited Partner may withdraw from the Partnership other than as a result of a permitted transfer of all of such Limited Partner’s Partnership Units in accordance with this Article XI and the transferee of such Partnership Units being admitted to the Partnership as a Substituted Limited Partner, or pursuant to redemption of all of its Partnership Units under Section 8.6.

B. Termination of Status as Limited Partner. Any Limited Partner who shall transfer all of its Partnership Units in a transfer permitted pursuant to this Article XI where such transferee was admitted as a Substituted Limited Partner or pursuant to redemption of all of its Partnership Units under Section 8.6 shall cease to be a Limited Partner.

C. Timing of Transfers. Transfers pursuant to this Article XI may only be made upon ten (10) Business Days prior notice to the General Partner, unless the General Partner otherwise agrees.

D. Allocations. If any Partnership Interest is transferred during any the Fiscal Year in compliance with the provisions of this Article XI or redeemed or transferred pursuant to Section 8.6, Net Income, Net Loss, each item thereof and all other items attributable to such interest for such Fiscal Year shall be divided and allocated between the transferor Partner and the transferee Partner by taking into account their varying interests during the Fiscal Year in accordance with Section 706(d) of the Code and corresponding Regulations, using the interim closing of the books method (unless the General Partner, in its sole and absolute discretion, elects to adopt a daily, weekly, or a monthly proration period, in which event Net Income, Net Loss, each item thereof and all other items attributable to such interest for such Fiscal Year shall be prorated based upon the applicable method selected by the General Partner). Solely for purposes of making such allocations, at the discretion of the General Partner, each of such items for the calendar month in which the transfer or redemption occurs shall be allocated to the Person who is a Partner as of midnight on the last day of said month. All distributions of Available Cash attributable to any Partnership Unit with respect to which the Partnership Record Date is before the date of such transfer, assignment or redemption shall be made to the transferor Partner or the Redeeming Partner, as the case may be, and, in the case of a transfer or assignment other than a redemption, all distributions of Available Cash thereafter attributable to such Partnership Unit shall be made to the transferee Partner.

E. Additional Restrictions. Notwithstanding anything to the contrary herein, and in addition to any other restrictions on transfer contained herein or in any Equity Incentive Plan, including, without limitation, the provisions of Article VII and this Article XI, in no event may any transfer or assignment of a Partnership Interest by any Partner (including pursuant to Section 8.6) be made without the express consent of the General Partner, in its sole and absolute discretion, (i) to any person or entity who lacks the legal right, power or capacity to own a Partnership Interest; (ii) in violation of applicable law; (iii) of any component portion of a Partnership Interest, such as the Capital Account, or rights to distributions, separate and apart from all other components of a Partnership Interest; (iv) if the General Partner determines in its reasonable discretion that there is a significant risk that such transfer would cause a termination of the Partnership for U.S. federal or state income tax purposes (except as a result of the redemption or exchange for Shares of all Partnership Units held by all Limited Partners other than the General Partner, or any Subsidiary of either, or pursuant to a transaction expressly permitted under Section 11.2); (v) if the General Partner determines in its reasonable discretion that there is a significant risk that such transfer would cause the Partnership to cease to be classified as a partnership for U.S. federal income tax purposes (except as a result of the redemption or exchange for Shares of all Units held by all Limited Partners other than the General Partner, or any Subsidiary of either, or pursuant to a transaction expressly permitted under Section 11.2); (vi) if such transfer requires the registration of such Partnership Interest pursuant to any applicable federal or state securities laws; (vii) if such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code or such transfer causes the Partnership to become a “publicly traded partnership,” as such term is defined in Section 469(k)(2) or Section 7704(b) of the Code (provided, however, that, this clause (vii) shall not be the basis for limiting or restricting in any manner the exercise of the Redemption Right under Section 8.6 unless, and only to the extent that, outside tax counsel provides to the General Partner an opinion to the effect that, in the absence of such limitation or restriction, there is a significant risk that the Partnership will be treated as a “publicly traded partnership” and, by reason thereof, taxable as a corporation); (viii) if such transfer subjects the Partnership or the activities of the Partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended; (ix) if the General Partner Entity attempts to qualify as a REIT and if the General Partner determines in its reasonable discretion that there is a risk that such transfer would adversely affect the ability of the General Partner Entity to continue to qualify as a REIT or subject the General Partner Entity to any additional taxes under Section 857, Section 4981, or any other provision of the Code.

F. Avoidance of “Publicly Traded Partnership” Status. The General Partner shall monitor the transfers of interests in the Partnership to determine (i) if such interests are being traded on an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code and (ii) whether additional transfers of interests would result in the Partnership being unable to qualify for at least one of the “safe harbors” set forth in Regulations Section 1.7704-1 (or such other guidance subsequently published by the IRS setting forth safe harbors under which interests will not be treated as “readily tradable on a secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code) (the “Safe Harbors”). The General Partner shall take all steps reasonably necessary or appropriate to prevent any trading of interests or any recognition by the Partnership of transfers made on such markets and, except as otherwise provided herein, to ensure that at least one of the Safe Harbors is met; provided, however, that the foregoing shall not authorize the General Partner to limit or restrict in any manner the right of any holder of a Partnership Unit to exercise the Redemption Right in accordance with the terms of Section 8.6 unless, and only to the extent that, outside tax counsel provides to the General Partner an opinion to the effect that, in the absence of such limitation or restriction, there is a significant risk that the Partnership will be treated as a “publicly traded partnership” and, by reason thereof, taxable as a corporation.

ARTICLE XII

ADMISSION OF PARTNERS

Section 12.1	Admission of a Successor General Partner

A successor to all of the General Partner’s General Partner Interest pursuant to Section 11.2 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective upon such transfer. Any such successor shall carry on the business of the Partnership without dissolution. In such case, the admission shall be subject to such successor General Partner executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission.

Section 12.2	Admission of Additional Limited Partners

A. General. No Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent shall be given or withheld in the General Partner’s sole and absolute discretion. A

Person who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only with the consent of the General Partner and only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 15.11 and (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person’s admission as an Additional Limited Partner. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded on the books and records of the Partnership, following the consent of the General Partner to such admission.

B. Allocations to Additional Limited Partners. If any Additional Limited Partner is admitted to the Partnership on any day other than the first day of a Fiscal Year, then Net Income, Net Loss, each item thereof and all other items allocable among Partners and Assignees for such Fiscal Year shall be allocated among such Additional Limited Partner and all other Partners and Assignees by taking into account their varying interests during the Fiscal Year in accordance with Section 706(d) of the Code and corresponding Regulations, using the interim closing of the books method (unless the General Partner, in its sole and absolute discretion, elects to adopt a daily, weekly or monthly proration method, in which event Net Income, Net Loss, and each item thereof would be prorated based upon the applicable period selected by the General Partner). Solely for purposes of making such allocations, at the discretion of the General Partner, each of such items for the calendar month in which an admission of any Additional Limited Partner occurs shall be allocated among all the Partners and Assignees including such Additional Limited Partner. All distributions of Available Cash with respect to which the Partnership Record Date is before the date of such admission shall be made solely to Partners and Assignees other than the Additional Limited Partner, and all distributions of Available Cash thereafter shall be made to all the Partners and Assignees including such Additional Limited Partner.

Section 12.3	Amendment of Agreement and Certificate of Limited Partnership

For the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Act to amend the records of the Partnership and, if necessary, to prepare as soon as practical an amendment of this Agreement (including an amendment to the Partner Registry) and, if required by law, shall prepare and file an amendment to the Certificate of Limited Partnership and may for this purpose exercise the power of attorney granted pursuant to Section 15.11 hereof.

ARTICLE XIII

DISSOLUTION AND LIQUIDATION

Section 13.1	Dissolution

The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the withdrawal of the General Partner, any successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and its affairs shall be wound up, upon the first to occur of any of the following (“Liquidating Events”):

(i) an event of withdrawal of the General Partner (other than an event of bankruptcy), unless within ninety (90) days after the withdrawal, the Consent of the Outside Limited Partners to continue the business of the Partnership and to the appointment, effective as of the date of withdrawal, of a substitute General Partner is obtained;

(ii) an election to dissolve the Partnership made by the General Partner in its sole and absolute discretion;

(iii) entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act;

(iv) ninety (90) days after the sale of all or substantially all of the assets and properties of the Partnership for cash or for marketable securities; or

(v) a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the General Partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the General Partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless prior to or at the time of the entry of such order or judgment, the Consent of the Partners holding more than 50% of the Percentage Interests represented by the Class A Units is obtained to continue the business of the Partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute General Partner.

Section 13.2	Winding Up

A. General. Upon the occurrence of a Liquidating Event, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Partners. No Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership’s business and affairs. The General Partner (or, if there is no remaining General Partner, any Person elected by a majority in interest of the Limited Partners (the “Liquidator”)) shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership’s liabilities and property and the Partnership property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the General Partner, include equity or other securities of the General Partner or any other entity) shall be applied and distributed in the following order:

(1)	First, to the payment and discharge of all of the Partnership’s debts and liabilities to creditors other than the Partners;

(2)	Second, to the payment and discharge of all of the Partnership’s debts and liabilities to the General Partner;

(3)	Third, to the payment and discharge of all of the Partnership’s debts and liabilities to the Limited Partners;

(4)	Fourth, to the holders of Partnership Interests that are entitled to any preference in distribution upon liquidation in accordance with the rights of any such class or series of Partnership Interests (and, within each such class or series, to each holder thereof pro rata based on its Percentage Interest in such class); and

(5)	Fifth, the balance, if any, to the Partners, including, without limitation, the holders of the Vested LTIP Units, in proportion to their respective positive Capital Account balances, determined after giving effect to all contributions, distributions, and allocations for all periods.

The General Partner shall not receive any additional compensation for any services performed pursuant to this Article XIII, other than reimbursement of its expenses as provided in Section 7.4.

B. Deferred Liquidation. Notwithstanding the provisions of Section 13.2.A which require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the Partnership’s assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (including to those Partners as creditors) or distribute to the Partners, in lieu of cash, in accordance with the provisions of Section 13.2.A, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

Section 13.3	Compliance with Timing Requirements of Regulations; Deficit Capital Accounts

A. Timing of Distributions. If the Partnership is “liquidated” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made under this Article XIII to the General Partner and Limited Partners who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). In the discretion of the General Partner a pro rata portion of the distributions that would otherwise be made to the General Partner and Limited Partners pursuant to this Article XIII may be: (A) distributed to a trust established for the benefit of the General Partner and Limited Partners for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership and paying any contingent or unforeseen liabilities or obligations of the Partnership or of the General Partner arising out of or in connection with the Partnership (in which case the assets of any such trust shall be distributed to the General Partner and Limited Partners from time to time, in the reasonable discretion of the General Partner, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the General Partner and Limited Partners pursuant to this Agreement); or (B) withheld to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership; provided, however, that such withheld amounts shall be distributed to the General Partner and Limited Partners as soon as practicable.

B. Deficit Capital Accounts Upon Liquidation of the Partnership. If any Partner has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Partner shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the Partnership or to any other Person for any purpose whatsoever, except as otherwise expressly agreed in writing by the affected Partner and the Partnership after the date hereof.

Section 13.4	Rights of Limited Partners

Except as otherwise provided in this Agreement, each Limited Partner shall look solely to the assets of the Partnership for the return of its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Partnership. Except as otherwise expressly provided in this Agreement, no Limited Partner shall have priority over any other Limited Partner as to the return of its Capital Contributions, distributions, or allocations.

Section 13.5	Notice of Dissolution

If a Liquidating Event occurs or an event occurs that would, but for provisions of an election or objection by one or more Partners pursuant to Section 13.1, result in a dissolution of the Partnership, the General Partner shall, within thirty (30) days thereafter, provide written notice thereof to each of the Partners and to all other parties with whom the Partnership regularly conducts business (as determined in the discretion of the General Partner).

Section 13.6	Cancellation of Certificate of Limited Partnership

Upon the completion of the liquidation of the Partnership cash and property as provided in Section 13.2, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 13.7	Reasonable Time for Winding Up

A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Partnership and the liquidation of its assets pursuant to Section 13.2, to minimize any losses otherwise attendant upon such winding-up, and the provisions of this Agreement shall remain in effect among the Partners during the period of liquidation.

Section 13.8	Waiver of Partition

Each Partner hereby waives any right to partition of the Partnership property.

Section 13.9	Liability of Liquidator

The Liquidator shall be indemnified and held harmless by the Partnership in the same manner and to the same degree as an Indemnitee may be indemnified pursuant to Section 7.8.

ARTICLE XIV

AMENDMENT OF PARTNERSHIP

AGREEMENT; MEETINGS

Section 14.1	Amendments

A. General. The General Partner’s prior written consent shall be required to amend or waive any provisions of this Agreement. The General Partner, without consent of the Limited Partners, may amend this Agreement in any respect; provided, however, that the following amendments shall require Consent of the Outside Limited Partners:

(i) any amendment to Section 8.6, its related defined terms or otherwise affecting the operation of the Conversion Factor or the Redemption Right, except as permitted pursuant to Section 8.6.E, in each case in a manner that adversely affects the Limited Partners in any material respects;

(ii) any amendment to Article V, its related defined terms or otherwise affecting the rights of the Limited Partners to receive the distributions payable to them hereunder, other than in connection with the creation or issuance of new or additional Partnership Interests pursuant to Section 4.2 and except as permitted pursuant to Section 4.2 and Section 5.5, in each case in a manner that adversely affects the Limited Partners in any material respects;

(iii) any amendment to Article VI, its related defined terms or otherwise that would materially alter the Partnership’s allocation of Profit and Loss to the Limited Partners, other than in connection with the creation or issuance of new or additional Partnership Interests pursuant to Section 4.2 and except as permitted pursuant to Section 6.2;

(iv) any amendment that would (x) convert a Limited Partner’s interest in the Partnership into a general partner’s interest, (y) modify the limited liability of a Limited Partner, or (z) impose on the Limited Partners any obligation to make additional Capital Contributions to the Partnership, or

(v) any amendment to Section 4.2.A (proviso only), Section 11.2, Section 11.3 and this Section 14.1.A, in each case together with their related defined terms.

B. The General Partner shall notify the Limited Partners in writing of any amendment or waiver not requiring the Consent of the Outside Limited Partners made pursuant to Section 14.1.A in the next regular communication to the Limited Partners or within ninety (90) days of such amendment, whichever is earlier. For any amendment or waiver requiring the Consent of the Outside Limited Partners pursuant to Section 14.1.A, the General Partner shall seek the written Consent of the Partners as set forth in Section 14.2 on such proposed amendments or waivers or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. For purposes of obtaining a written Consent, the General Partner may require a response within a reasonable specified time, but not less than seven (7) days, and failure to respond in such time period shall constitute a vote in favor of the recommendation of the General Partner. Any such proposed amendment or waiver shall be adopted and be effective as an amendment or waiver hereto if it is approved by the General Partner and receives the Consent of the Outside Limited Partners, as applicable, in accordance with Sections 14.1.A.

C. Amendment and Restatement of Partner Registry Not an Amendment. Notwithstanding anything in this Article XIV or elsewhere in this Agreement to the contrary, any amendment and restatement of the Partner Registry by the General Partner to reflect events or changes otherwise authorized or permitted by this Agreement, including any adjustments in the number of Class A Units and Class B Units made in lieu of an adjustment to the Conversion Factor, as contemplated by the last sentence of the definition thereof, shall not be deemed an amendment of this Agreement and may be done at any time and from time to time, as determined by the General Partner without the Consent of the Outside Limited Partners and without any notice requirement.

Section 14.2	Meetings of the Partners

A. General. Meetings of the Partners may be called by the General Partner. The call shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Partners not less than seven (7) days nor more than thirty (30) days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Whenever the vote or Consent of Partners is permitted or required under this Agreement, such vote or Consent may be given at a meeting of Partners or may be given in accordance with the procedure prescribed in Section 14.1.B. Except as otherwise expressly provided in this Agreement, the Consent of holders of Partnership Interests representing a majority of the Percentage Interests of the Class A Units shall control (including Class A Units held by the General Partner).

B. Actions Without a Meeting. Except as otherwise expressly provided by this Agreement, any action required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a written consent setting forth the action so taken is signed by Partners holding Partnership Interests representing more than fifty percent (50%) (or such other percentage as is expressly required by this Agreement) of the Percentage Interest of the Class A Units (including Class A Units held by the General Partner). Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of Partners. Such consent shall be filed with the General Partner. An action so taken shall be deemed to have been taken at a meeting held on the date on which written consents from the Partners holding the required Percentage Interest of the Class A Units have been filed with the General Partner.

C. Proxy. Each Limited Partner may authorize any Person or Persons to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or its attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Limited Partner executing it, such revocation to be effective upon the Partnership’s receipt of written notice thereof.

D. Votes. On matters on which Limited Partners are entitled to vote, each Limited Partner shall have the number of votes equal to the number of Class A Units held.

E. Conduct of Meeting. Each meeting of Partners shall be conducted by the General Partner or such other Person as the General Partner may appoint pursuant to such rules for the conduct of the meeting as the General Partner or such other Person deem appropriate.

F. Record Date. The General Partner may set, in advance, the Partnership Record Date for the purpose of determining the Partners (i) entitled to Consent to any action, (ii) entitled to receive notice of or vote at any meeting of the Partners or (iii) in order to make a determination of Partners for any other proper purpose. Such date, in any case, (x) shall not be prior to the close of business on the day the Partnership Record Date is fixed and shall be not more than ninety (90) days and, in the case of a meeting of the Partners, not less than ten (10) days, before the date on which the meeting is to be held or Consent is to be given and (y) shall be, with respect to the determination of the existence of Partnership Approval, the record date established by the General Partner for the approval of its shareholders for the event constituting a Termination Transaction. If no record date is fixed, the record date for the determination of Partners entitled to notice of or to vote at a meeting of the Partners shall be at the close of business on the day on which the notice of the meeting is sent, and the record date for any other determination of Partners shall be the effective date of such Partner action, distribution or other event. When a determination of the Partners entitled to vote at any meeting of the Partners has been made as provided in this section, such determination shall apply to any adjournment thereof.

ARTICLE XV

GENERAL PROVISIONS

Section 15.1	Addresses and Notice

Any notice, demand, request or report required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication (including, but not limited to, via e-mail) to the Partner or Assignee at the address set forth in the Partner Registry or such other address as the Partners shall notify the General Partner in writing.

Section 15.2	Titles and Captions

All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to “Articles” “Sections” and “Exhibits” are to Articles, Sections and Exhibits of this Agreement.

Section 15.3	Pronouns and Plurals

Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 15.4	Further Action

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.5	Binding Effect

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.6	Creditors

Other than as expressly set forth herein with regard to any Indemnitee, none of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 15.7	Waiver

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

Section 15.8	Counterparts

This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto.

Section 15.9	Applicable Law

This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 15.10	Invalidity of Provisions

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 15.11	Power of Attorney

A. General. Each Limited Partner and each Assignee who accepts Partnership Units (or any rights, benefits or privileges associated therewith) is deemed to irrevocably constitute and appoint the General Partner, any Liquidator and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to:

(1)	execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (a) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate of Limited Partnership and all amendments or restatements thereof) that the General Partner or any Liquidator deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property, (b) all instruments that the General Partner or any Liquidator deem appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms, (c) all conveyances and other instruments or documents that the General Partner or any Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation, (d) all instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article XI, XII or XIII hereof or the Capital Contribution of any Partner and (e) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of Partnership Interests; and

(2)	execute, swear to, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of the General Partner or any Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Partners hereunder or is consistent with the terms of this Agreement or appropriate or necessary, in the sole and absolute discretion of the General Partner or any Liquidator, to effectuate the terms or intent of this Agreement.

Nothing contained in this Section 15.11 shall be construed as authorizing the General Partner or any Liquidator to amend this Agreement except in accordance with Article XIV hereof or as may be otherwise expressly provided for in this Agreement.

B. Irrevocable Nature. The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, in recognition of the fact that each of the Partners will be relying upon the power of the General Partner or any Liquidator to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and it shall survive and not be affected by the subsequent Incapacity of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Units and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or any Liquidator, acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the General Partner or any Liquidator, taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within fifteen (15) days after receipt of the General Partner’s or Liquidator’s request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator, as the case may be, deems necessary to effectuate this Agreement and the purposes of the Partnership.

Section 15.12	Entire Agreement

This Agreement contains the entire understanding and agreement among the Partners with respect to the subject matter hereof and supersedes any prior written oral understandings or agreements among them with respect thereto.

Section 15.13	No Rights as Shareholders

Nothing contained in this Agreement shall be construed as conferring upon the holders of the Partnership Units any rights whatsoever as shareholders of the General Partner Entity, including, without limitation, any right to receive dividends or other distributions made to shareholders of the General Partner Entity, or to vote or to consent or receive notice as shareholders in respect to any meeting of shareholders for the election of trustees (or directors, if applicable) of the General Partner Entity or any other matter.

Section 15.14	Limitation to Preserve REIT Status

If the General Partner Entity attempts to qualify as a REIT, to the extent that any amount paid or credited to the General Partner Entity or any of its officers, trustees, employees or agents pursuant to Section 7.4 or Section 7.7 would constitute gross income to the General Partner for purposes of Section 856(c)(2) or 856(c)(3) of the Code (a “General Partner Payment”) then, notwithstanding any other provision of this Agreement, the amount of such General Partner Payment for any Fiscal Year shall not exceed the lesser of:

(i) an amount equal to the excess, if any, of (a) 4% of the General Partner Entity’s total gross income (within the meaning of Section 856(c)(3) of the Code but not including the amount of any General Partner Payments) for the Fiscal Year which is described in subsections (A) though (I) of Section 856(c)(2) of the Code over (b) the amount of gross income (within the meaning of Section 856(c)(2) of the Code) derived by the General Partner Entity from sources other than those described in subsections (A) through (H) of Section 856(c)(2) of the Code (but not including the amount of any General Partner Payments); or

(ii) an amount equal to the excess, if any of (a) 24% of the General Partner Entity’s total gross income (but not including the amount of any General Partner Payments) for the Fiscal Year which is described in subsections (A) through (I) of Section 856(c)(3) of the Code over (b) the amount of gross income (within the meaning of Section 856(c)(3) of the Code but not including the amount of any General Partner Payments) derived by the General Partner Entity from sources other than those described in subsections (A) through (I) of Section 856(c)(3) of the Code;

provided, however, that General Partner Payments in excess of the amounts set forth in subparagraphs (i) and (ii) above may be made if the General Partner Entity, as a condition precedent, obtains an opinion of tax counsel that the receipt of such excess amounts would not adversely affect the General Partner Entity’s ability to qualify as a REIT. To the extent General Partner Payments may not be made in a given Fiscal Year due to the foregoing limitations, such General Partner Payments shall carry over and be treated as arising in the following year; provided, however, that such amounts shall not carry over for more than five Fiscal Years, and if not paid within such five Fiscal Year period, shall expire; and provided further that (i) as General Partner Payments are made, such payments shall be applied first to carry over amounts outstanding, if any, and (ii) with respect to carry over amounts for more than one Fiscal Year, such payments shall be applied to the earliest Fiscal Year first.

[Remainder of page intentionally left blank, signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

Cousins Properties Incorporated

By:

Name:
Title:

LIMITED PARTNERS:

By:	Cousins Properties Incorporated as Attorney-in-fact for the Limited Partners

By:

Name:
Title:

[Signature Page to Amended and Restated

Agreement of Limited Partnership]

EXHIBIT A

FORM OF PARTNER REGISTRY

	CLASS A UNITS
Name and Address of Partner	Partnership Units	Capital Account Balance (as of the date hereof)	Percentage Interest
GENERAL PARTNER:
Cousins Properties Incorporated
[Address]
Attn:
Facsimile:

LIMITED PARTNERS:
Cousins Properties Incorporated
[Address]
Attn:
Facsimile:

[NAME]

[NAME]

TOTAL PARTNERSHIP UNITS	Class A Units		100.000%

EXHIBIT B

CAPITAL ACCOUNT MAINTENANCE

1.	Capital Accounts of the Partners

A. The Partnership shall maintain for each Partner a separate Capital Account in accordance with the rules of Regulations Section l.704-l(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions and any other deemed contributions made by such Partner to the Partnership pursuant to this Agreement and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 1.B hereof and allocated to such Partner pursuant to Section 6.1 of the Agreement and this Exhibit B, and decreased by (x) the amount of cash or Agreed Value of property actually distributed or deemed to be distributed to such Partner pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 1.B hereof and allocated to such Partner pursuant to Section 6.1 of the Agreement and this Exhibit B.

B. For purposes of computing Net Income, Net Loss or the amount of any item of income, gain, loss and deduction to be reflected in the Partners’ Capital Accounts, unless otherwise specified in this Agreement, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes determined in accordance with Section 703(a) of the Code (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(1) Except as otherwise provided in Regulations Section 1.704-1(b)(2)(iv)(m), the computation of Net Income, Net Loss and all items of income, gain, loss and deduction shall be made without regard to any adjustments to the adjusted bases of the assets of the Partnership pursuant to Sections 754 of the Code, provided, however, that the amounts of any adjustments to the adjusted bases of the assets of the Partnership made pursuant to Section 734 of the Code as a result of the distribution of property by the Partnership to a Partner (to the extent that such adjustments have not previously been reflected in the Partners’ Capital Accounts) shall be reflected in the Capital Accounts of the Partners in the manner and subject to the limitations prescribed in Regulations Section l.704-1(b)(2)(iv)(m)(4).

(2) The computation of Net Income, Net Loss and all items of income, gain, loss and deduction shall be made without regard to the fact that items described in Sections 705(a)(l)(B) or 705(a)(2)(B) of the Code are not includible in gross income or are neither currently deductible nor capitalized for federal income tax purposes.

(3) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(4) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or shorter period.

(5) In the event the Carrying Value of any Partnership asset is adjusted pursuant to Section 1.D hereof, the amount of any such adjustment shall be taken into account as gain or loss from the disposition of such asset.

(6) Any items specially allocated under Section 1 of Exhibit C to the Agreement hereof shall not be taken into account.

C. A transferee (including any Assignee) of a Partnership Unit shall succeed to a pro rata portion of the Capital Account of the transferor in accordance with Regulations Section 1.704-1(b)(2)(iv)(l).

D. (1) Consistent with the provisions of Regulations Section 1.704-1(b)(2)(iv)(f), and as provided in Section 1.D(2), the Carrying Values of all Partnership assets shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as of the times of the adjustments provided in Section 1.D(2) hereof, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property and allocated pursuant to Section 6.1 of the Agreement.

(2) Such adjustments shall be made as of the following times: (a) immediately prior to the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis Capital Contribution; (b) immediately prior to the distribution by the Partnership to a Partner of more than a de minimis amount of property as consideration for an interest in the Partnership; (c) immediately prior to the liquidation of the Partnership within the meaning of Regulations Section 1.704-l(b)(2)(ii)(g); (d) immediately prior to the grant of an interest in the Partnership (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Partnership by an existing Partner acting in a Partner capacity or by a new partner acting in a Partner capacity or in anticipation of becoming a Partner (including the issuance of any LTIP Units); and (e) at such other times as permitted or required under Regulations; provided, however, that adjustments pursuant to clauses (a), (b), (d) and (e) (to the extent not required by Regulations) above shall be made only if the General Partner determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership.

(3) In accordance with Regulations Section 1.704- l(b)(2)(iv)(e), the Carrying Value of Partnership assets distributed in kind shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as of the time any such asset is distributed.

(4) In determining Unrealized Gain or Unrealized Loss for purposes of this Exhibit B, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) shall be determined by the General Partner using such reasonable method of valuation as it may adopt, or in the case of a liquidating distribution pursuant to Article XIII of the Agreement, shall be determined and allocated by the Liquidator using such reasonable methods of valuation as it may adopt. The General Partner, or the Liquidator, as the case may be, shall allocate such aggregate fair market value among the assets of the Partnership in such manner as it determines in its sole and absolute discretion to arrive at a fair market value for individual properties.

E. The provisions of the Agreement (including this Exhibit B and the other Exhibits to the Agreement) relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Partnership, the General Partner, or the Limited Partners) are computed in order to comply with such Regulations, the General Partner may make such modification without regard to Article XIV of the Agreement, provided that it is not likely to have a material effect on the amounts distributable to any Person pursuant to Article XIII of the Agreement upon the dissolution of the Partnership. The General Partner also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Partners and the amount of Partnership capital reflected on the Partnership’s balance sheet, as computed for book purposes, in accordance with Regulations Section l.704-l(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section l.704-1(b).

2.	No Interest

No interest shall be paid by the Partnership on Capital Contributions or on balances in Partners’ Capital Accounts.

3.	No Withdrawal

No Partner shall be entitled to withdraw any part of its Capital Contribution or Capital Account or to receive any distribution from the Partnership, except as provided in Articles IV, V, VII and XIII of the Agreement.

EXHIBIT C

SPECIAL ALLOCATION RULES

1.	Special Allocation Rules.

Notwithstanding any other provision of the Agreement or this Exhibit C, the following special allocations shall be made in the following order:

A. Minimum Gain Chargeback. Notwithstanding the provisions of Section 6.1 of the Agreement or any other provisions of this Exhibit C, if there is a net decrease in Partnership Minimum Gain during any Fiscal Year, each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner’s share of the net decrease in Partnership Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f)(6). This Section 1.A is intended to comply with the minimum gain chargeback requirements in Regulations Section 1.704-2(f) and for purposes of this Section 1.A only, each Partner’s Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Section 6.1 of the Agreement or this Exhibit C with respect to such Fiscal Year and without regard to any decrease in Partner Minimum Gain during such Fiscal Year.

B. Partner Minimum Gain Chargeback. Notwithstanding any other provision of Section 6.1 of this Agreement or any other provisions of this Exhibit C (except Section 1.A hereof), if there is a net decrease in Partner Minimum Gain attributable to Partner Nonrecourse Debt during any Fiscal Year, each Partner who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner’s share of the net decrease in Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each General Partner and Limited Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4). This Section 1.B is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith. Solely for purposes of this Section 1.B, each Partner’s Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Section 6.1 of the Agreement or this Exhibit C with respect to such Fiscal Year, other than allocations pursuant to Section 1.A hereof.

C. Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Regulations Sections 1.704-l(b)(2)(ii)(d)(4), l.704-1(b)(2)(ii)(d)(5), or 1.704-l(b)(2)(ii)(d)(6), and after giving effect to the allocations required under Sections 1.A and 1.B hereof with respect to such Fiscal Year, such Partner has an Adjusted Capital Account Deficit, items of Partnership income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income and gain for the Fiscal Year) shall be specifically allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Regulations, its Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 1.C is intended to constitute a “qualified income offset” under Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

D. Gross Income Allocation. In the event that any Partner has an Adjusted Capital Account Deficit at the end of any Fiscal Year (after taking into account allocations to be made under the preceding paragraphs hereof with respect to such Fiscal Year), each such Partner shall be specially allocated items of Partnership income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income and gain for the Fiscal Year) in an amount and manner sufficient to eliminate, to the extent required by the Regulations, its Adjusted Capital Account Deficit.

E. Nonrecourse Deductions. Except as may otherwise be expressly provided by the General Partner pursuant to Section 4.2 of the Agreement with respect to other classes of Partnership Units, Nonrecourse Deductions for any Fiscal Year shall be allocated only to the Partners holding Class A Units and Class B Units in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership’s Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the Limited Partners, to revise the prescribed ratio for such Fiscal Year to the numerically closest ratio which would satisfy such requirements.

F. Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations Sections 1.704-2(b)(4) and 1.704-2(i).

G. Adjustments Pursuant to Code Section 734 and Section 743. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Regulations Section 1.704-l(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

H. Forfeiture Allocations. Upon a forfeiture of any unvested Partnership Interest by any Partner, gross items of income, gain, loss or deduction shall be allocated to such Partner if and to the extent required by final Treasury Regulations promulgated after the date hereof (or, if final Treasury Regulations have not yet been promulgated, to the extent determined by the General Partner, in its sole discretion, as necessary) to ensure that allocations made with respect to all unvested Partnership Interests are recognized under Code Section 704(b).

I. The allocations set forth in clauses (A) through (F) of this Section 1 (“Regulatory Allocations”) are intended to comply with certain regulatory requirements, including the requirements of Regulations Section 1.704-1(b) and 1.704-2. Notwithstanding the provisions of Section 6.1 of the Agreement, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Partners so that, to the extent possible without violating the requirements giving rise to the Regulatory Allocations, the net amount of such allocations of other items and the Regulatory Allocations to each Partner shall be equal to the net amount that would have been allocated to each such Partner if the Regulatory Allocations had not been made.

2.	Allocations for Tax Purposes

A. Except as otherwise provided in this Section 2, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

B. In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss and deduction shall be allocated for federal income tax purposes among the Partners as follows:

(1) (a) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners consistent with the principles of Section 704(c) of the Code to take into account the variation between the Section 704(c) Value of such property and its adjusted basis at the time of contribution (taking into account Section 2.C of this Exhibit C); and

(b) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

(2) (a) In the case of an Adjusted Property, such items shall

(i) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Exhibit B;

(ii) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 2.B(1) of this Exhibit C; and

(b) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner its correlative item of “book” gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

(3) all other items of income, gain, loss and deduction shall be allocated among the Partners the same manner as their correlative item of “book” gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

C. To the extent Regulations promulgated pursuant to Section 704(c) of the Code permit a Partnership to utilize alternative methods to eliminate the disparities between the Carrying Value of property and its adjusted basis, the General Partner shall, subject to any agreements between the Partnership and a Partner, have the authority to elect the method to be used by the Partnership and such election shall be binding on all Partners.

EXHIBIT D

NOTICE OF REDEMPTION

The undersigned hereby irrevocably (i) redeems Partnership Units in Cousins Properties LP in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of Cousins Properties LP, as amended, and the Redemption Right referred to therein, (ii) surrenders such Partnership Units and all right, title and interest therein and (iii) directs that the Cash Amount or Shares Amount (as determined by the General Partner) deliverable upon exercise of the Redemption Right be delivered to the address specified below, and if Shares are to be delivered, such Shares be registered or placed in the name(s) and at the address(es) specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has marketable and unencumbered title to such Partnership Units, free and clear of the rights of or interests of any other person or entity, (b) has the full right, power and authority to redeem and surrender such Partnership Units as provided herein and (c) has obtained the consent or approval of all persons or entities, if any, having the right to consult or approve such redemption and surrender.

Dated:	Name of Limited Partner:

(Signature of Limited Partner)

(Street Address)

	(City)	(State)	(Zip Code)

Signature Guaranteed by:

IF SHARES ARE TO BE ISSUED, ISSUE TO:

Name:

Social Security or tax identifying number:

EXHIBIT E

NOTICE OF ELECTION BY PARTNER TO CONVERT

LTIP UNITS INTO CLASS A UNITS

The undersigned holder of LTIP Units hereby irrevocably (i) elects to convert LTIP Units in COUSINS PROPERTIES LP (the “Partnership”) into Class A Units in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of the Partnership, as amended; and (ii) directs that any cash in lieu of Class A Units that may be deliverable upon such conversion be delivered to the address specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has title to such LTIP Units, free and clear of the rights or interests of any other person or entity other than the Partnership; (b) has the full right, power, and authority to cause the conversion of such LTIP Units as provided herein; and (c) has obtained the consent to or approval of all persons or entities, if any, having the right to consent or approve such conversion.

Dated:	Name of Holder:

(Signature of Holder)

(Street Address)

(City) (State) (Zip Code)

Signature Guaranteed by:

EXHIBIT F

NOTICE OF ELECTION BY PARTNERSHIP TO FORCE CONVERSION OF LTIP UNITS INTO CLASS A UNITS

COUSINS PROPERTIES LP (the “Partnership”) hereby irrevocably elects to cause the number of LTIP Units held by the holder of LTIP Units set forth below to be converted into Class A Units in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of the Partnership, as amended.

Name of Holder:

Date of this Notice:

Number of LTIP Units to be Converted:

Please Print: Exact Name as Registered with Partnership

EXHIBIT G-1

CERTIFICATION OF NON-FOREIGN STATUS

(FOR REDEEMING LIMITED PARTNERS THAT ARE ENTITIES)

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), in the event of a disposition by a non-U.S. person of a partnership interest in a partnership in which (i) 50% or more of the value of the gross assets consists of United States real property interests (“USRPIs”), as defined in Section 897(c) of the Code, and (ii) 90% or more of the value of the gross assets consists of USRPIs, cash, and cash equivalents, the transferee will be required to withhold 15% of the amount realized by the non-U.S. person upon the disposition. To inform Cousins Properties Incorporated (the “General Partner”) and Cousins Properties LP (the “Partnership”) that no withholding is required with respect to the redemption by (“Partner”) of its Partnership Units in the Partnership, the undersigned hereby certifies the following on behalf of Partner:

1.	Partner is not a foreign corporation, foreign partnership, foreign trust, or foreign estate, as those terms are defined in the Code and the Treasury regulations thereunder.

2.	Partner is not a disregarded entity as defined in Treasury Regulation Section 1.1445-2(b)(2)(iii).

3.	The U.S. employer identification number of Partner is .

4.	The principal business address of Partner is: , and Partner’s place of incorporation is .

5.	Partner agrees to inform the General Partner if it becomes a foreign person at any time during the three-year period immediately following the date of this notice.

6.	Partner understands that this certification may be disclosed to the Internal Revenue Service by the General Partner and that any false statement contained herein could be punished by fine, imprisonment, or both.

PARTNER:

By:
Name: Title:

Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct, and complete, and I further declare that I have authority to sign this document on behalf of Partner.

Date:
Name:
Title:

EXHIBIT G-2

CERTIFICATION OF NON-FOREIGN STATUS

(FOR REDEEMING LIMITED PARTNERS THAT ARE INDIVIDUALS)

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), in the event of a disposition by a non-U.S. person of a partnership interest in a partnership in which (i) 50% or more of the value of the gross assets consists of United States real property interests (“USRPIs”), as defined in Section 897(c) of the Code, and (ii) 90% or more of the value of the gross assets consists of USRPIs, cash, and cash equivalents, the transferee will be required to withhold 15% of the amount realized by the non-U.S. person upon the disposition. To inform Cousins Properties Incorporated (the “General Partner”) and Cousins Properties LP (the “Partnership”) that no withholding is required with respect to my redemption of my Partnership Units in the Partnership, I,             , hereby certify the following:

1.	I am not a nonresident alien for purposes of U.S. income taxation.

2.	My U.S. taxpayer identification number (social security number) is .

3.	My home address is: .

4.	I agree to inform the General Partner promptly if I become a nonresident alien at any time during the three-year period immediately following the date of this notice.

5.	I understand that this certification may be disclosed to the Internal Revenue Service by the General Partner and that any false statement contained herein could be punished by fine, imprisonment, or both.

Name:

Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct, and complete.

Date:
Name:
Title:

EXHIBIT G

STOCKHOLDERS AGREEMENT

This STOCKHOLDERS AGREEMENT is entered into as of April 28, 2016, and will be effective as of the Closing (defined below) (the “Effective Date”), by and among TPG VI Pantera Holdings, L.P., a Delaware limited partnership (“TPG”), Cousins Properties Incorporated, a Georgia corporation (the “Company”) and, solely for purposes of Article III and related definitions, TPG VI Management, LLC, a Delaware limited liability company (the “TPG Manager”).

WHEREAS, pursuant to that certain Agreement and Plan of Merger by and among Parkway Properties, Inc., a Maryland corporation (“Parkway”), Parkway Properties, LP, a Delaware limited partnership, the Company, and Clinic Sub Inc., a Maryland corporation (“Merger Sub”), dated as of April 28, 2016 (as it may be amended, restated, or otherwise modified from time to time, and together with all exhibits, schedules, and other attachments thereto, the “Merger Agreement”), (i) Parkway will merge with and into Merger Sub, with Merger Sub continuing as the surviving corporation (the “Merger”) and (ii) TPG will receive approximately 38,467,638 shares of Common Stock of the Company in connection with the Merger (based on TPG’s ownership of 23,599,778 shares of common stock, par value $0.001 per share, of Parkway as of the date of the Merger Agreement), in each case subject to the terms and conditions of the Merger Agreement; and

WHEREAS, TPG and the Company desire to enter into this Agreement in order to generally set forth their respective rights and responsibilities, and to establish various arrangements and restrictions with respect to, among other things, (a) actions that may or may not be undertaken in respect of the shares of Common Stock Beneficially Owned by TPG, (b) the governance of the Company, (c) certain registration rights with respect to the Registrable Securities (as defined herein) and (d) other related matters with respect to the Company.

NOW, THEREFORE, in consideration of the premises set forth above and of the mutual representations, covenants, and obligations hereinafter set forth, and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

EFFECTIVENESS; DEFINITIONS

Section 1.1 Effectiveness of this Agreement. This Agreement shall become effective upon the Effective Date.

Section 1.2 Certain Defined Terms

As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, including, with respect to TPG, any Affiliated Fund of TPG; provided, however, that in no event shall (a) any of the portfolio companies in which TPG’s Affiliates have an investment, or (b) the Company, any of its subsidiaries, or any of the Company’s other controlled Affiliates be deemed to be Affiliates of TPG for purposes of this Agreement; and provided, further, that no investment bank that may employ or have as a partner a member of the Company Board shall be deemed to be an “Affiliate” of TPG for purposes of this Agreement.

“Affiliated Fund” means, in the case of TPG, each corporation, trust, limited liability company, general or limited partnership, or other Person with whom TPG is under common control or to which TPG or an Affiliate of TPG is the investment adviser.

“Agreement” means this Stockholders Agreement, as it may be amended, restated, or otherwise modified from time to time, together with all exhibits, schedules, and other attachments hereto.

“as-converted basis” means, with respect to the Company’s outstanding Common Stock, on a basis in which all shares of Common Stock issuable upon conversion, exchange or exercise of any other Security convertible into or exchangeable or exercisable for Common Stock, whether or not the convertible, exchangeable or exercisable Security is then convertible, exchangeable or exercisable by the holder, are assumed to be then outstanding.

“Beneficial Ownership” means, with respect to any Security, the ownership of such Security by any “Beneficial Owner,” as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that, in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meaning.

“Business Day” means any day that is not a Saturday, a Sunday, or any other day on which banks are required or authorized by Law to be closed in the City of New York, in the State of New York.

“Capital Stock” means, with respect to any Person at any time, any and all shares, interests, participations, or other equivalents (however designated, and whether voting or non-voting) of capital stock, partnership interests (whether general or limited), limited liability company membership interests, or equivalent ownership interests in, or issued by, such Person.

“Change of Control” means (i) a sale of all or substantially all of the direct or indirect assets of the Company (including by way of any reorganization, merger, consolidation or other similar transaction), (ii) a direct or indirect acquisition of Beneficial Ownership of Voting Securities of the Company by another Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), by means of any transaction or series of transactions (including any reorganization, merger, consolidation, joint venture, share transfer or other similar transaction), pursuant to which the stockholders of the Company immediately preceding such transaction or transactions collectively own, following the consummation of such transaction or transactions, less than fifty percent (50%) of the Voting Securities of the Company or the surviving entity, as the case may be, or (iii) the obtaining by any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of the power (whether or not exercised) to elect a majority of the members of the Company Board (or similar governing body) of the Corporation.

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Code” has the meaning set forth in Section 2.1(f).

“Committee” has the meaning set forth in Section 2.1(b).

“Common Stock” means the Common Stock of the Company, par value $1 per share.

“Company” has the meaning set forth in the Recitals hereto.

“Company Board” means the board of directors of the Company.

“Contracting Party” has the meaning set forth in Section 5.10.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two (2) or more Persons, means the possession, directly or indirectly, of the power to direct, or cause the direction of, the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract, or by any other means.

“Controlling Person” has the meaning set forth in Section 3.9(a).

“Convertible Securities” means any evidence of indebtedness, shares of Capital Stock (other than Common Stock) or other Securities (including Options) that are directly or indirectly convertible into, or otherwise exchangeable or exercisable for, Shares.

“Damages” has the meaning set forth in Section 3.9(a).

“DCR” has the meaning set forth in Section 2.2.

“Debt” means, with respect to the Company and its subsidiaries, all liabilities, including all obligations in respect of principal, accrued interest, penalties, fees and premiums, for (a) indebtedness for borrowed money (including principal and accrued interest), (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments (including principal and accrued interest), (c) “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) indebtedness for payments arising in respect of drawn letters of credit or bankers’ acceptances or secured by a purchase money mortgage or other lien to secure all or part of the purchase price of the property subject to such mortgage or lien, (e) liabilities and obligations under capital leases (determined in accordance with GAAP), and (f) indebtedness of third Persons which is directly or indirectly guaranteed by the Company or any of its subsidiaries.

“Demand Registration” has the meaning set forth in Section 3.2(a).

“Director” means, with respect to any Person, any member of the board of directors of such Person (other than any advisory, honorary or other nonvoting member of such board).

“DTC” has the meaning set forth in Section 3.8.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with all rules and regulations promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Full Cooperation” means, in connection with any Underwritten Offering, where, in addition to the cooperation otherwise required by this Agreement, members of senior management of the Company (including the chief executive officer and chief financial officer) fully cooperate with the underwriter(s) in connection with all reasonable and customary recommendations and requests of such underwriter(s), and make themselves available upon reasonable notice to participate in due diligence meetings or calls, “road-show” and other reasonable and customary marketing activities in such locations (domestic and foreign) as recommended by the underwriter(s).

“GAAP” means United States generally accepted accounting principles in effect as of the Effective Date.

“Holder” means TPG and any Permitted Transferee that becomes a Holder pursuant to Section 3.13, and solely for purposes of Article III and related definitions, the TPG Manager.

“Indemnified Party” has the meaning set forth in Section 3.9(c).

“Indemnifying Party” has the meaning set forth in Section 3.9(c).

“Law” means any statute, law, regulation, ordinance, rule, injunction, order, decree, directive, or any similar form of decision of, or determination by, any governmental or self-regulatory authority.

“Mailing Date” has the meaning set forth in Section 2.1(a).

“Merger” has the meaning set forth in the Recitals hereto.

“Merger Agreement” has the meaning set forth in the Recitals hereto.

“Merger Sub” has the meaning set forth in the Recitals hereto.

“Non-Private Equity Business” shall mean any business or investment of TPG and its Affiliates distinct from the private equity business of TPG and its Affiliates; provided, that such business or investment shall not be deemed to be distinct from such private equity business if and at such time that (a) any confidential information with respect to the Company and its subsidiaries is made available to investment professionals of TPG and its Affiliates who are not involved in the private equity business and who are involved in such other business or investment or (b) TPG or any of its Affiliates instructs any such business or investment to take any action that would violate any provision of this Agreement had such action been taken directly by TPG.

“Non-Recourse Party” has the meaning set forth in Section 5.10.

“Non-TPG Director” has the meaning set forth in Section 2.1(d).

“NYSE” means the New York Stock Exchange and any successor thereto.

“Options” means any options, warrants, or other rights to subscribe for, purchase, or otherwise acquire shares of Capital Stock of the Company (or any successor thereto).

“Permitted Issuance” means (a) any issuance of Capital Stock upon the exercise of Options outstanding as of the date of this Agreement and in accordance with their terms as in effect on the date of this Agreement, (b) any issuance, sale or authorization pursuant to the Company’s existing compensation arrangements for its directors, officers, employees, consultants and agents, (c) any issuance, sale or authorization pursuant to any future compensation arrangements for the Company’s directors, officers, employees, consultants and agents that are approved by the Company’s Compensation Committee and (d) any issuance, sale or placement of Capital Stock as consideration in any acquisition transaction, including any Change of Control, that has been approved by the Company Board.

“Permitted Transferee” has the meaning set forth in Section 3.13.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, or other entity or organization, including any governmental authority.

“Parkway” has the meaning set forth in the Recitals hereto.

“Piggyback Registration” has the meaning set forth in Section 3.3(a).

“Registrable Securities” means at any time, the shares of Common Stock held beneficially or of record by any of the Holders, including shares of Common Stock acquired by way of a dividend, stock split, recapitalization, plan of reorganization, merger, sale of assets or otherwise. Registrable Securities shall continue to be Registrable Securities until (x) they are sold pursuant to an effective Registration Statement under the

Securities Act or (y) they may be sold by their Holder without registration under the Securities Act pursuant to Rule 144 (or any similar provision then in force) without limitation thereunder on volume or manner of sale or other restrictions under Rule 144.

“Registration Expenses” has the meaning set forth in Section 3.4.

“Registration Statement” means any registration statement filed by the Company under the Securities Act that covers any of the Registrable Securities, including a prospectus, amendment and supplements thereto, and all exhibits and material incorporated by reference therein.

“Rule 144” means Rule 144 promulgated under the Securities Act or any successor federal statute, rules, or regulations thereto, and in the case of any referenced section of any such statute, rule, or regulation, any successor section thereto, collectively as from time to time amended and in effect.

“SEC” means the Securities and Exchange Commission.

“Securities” means Capital Stock, limited partnership interests, limited liability company interests, beneficial interests, warrants, Options, restricted stock units, notes, bonds, debentures, and other securities, equity interests, ownership interests and similar obligations of every kind and nature of any Person.

“Securities Act” means the Securities Act of 1933 or any successor federal statute, and the rules and regulations of the SEC thereunder, and in the case of any referenced section of any such statute, rule or regulation, any successor section thereto, collectively and as from time to time amended and in effect.

“Shares” means (a) all shares of the Capital Stock of the Company originally issued to, or issued with respect to shares originally issued to, or held by, a stockholder of the Company, whenever issued, including all shares of the Company issued upon the exercise, conversion, or exchange of any Convertible Securities and (b) all Convertible Securities originally granted or issued to, or held by, any stockholder (treating such Convertible Securities as a number of shares equal to the number of shares of the Company for which such Convertible Securities may be converted or exercised, for all purposes of this Agreement, except as otherwise set forth herein).

“Suspension Notice” has the meaning set forth in Section 3.7(a).

“TPG” has the meaning set forth in the Recitals hereto.

“TPG Manager” has the meaning set forth in the Recitals hereto.

“TPG Nominated Director” has the meaning set forth in Section 2.1(a).

“Underwriters’ Maximum Number” means, for any Demand Registration or Piggyback Registration, that number of securities to which such registration should, in the opinion of the managing underwriter(s) of such registration, in light of marketing factors, be limited.

“Underwritten Offering” has the meaning set forth in Section 3.2(b).

“Voting Securities” means at any time shares of any class of Capital Stock or other Securities of the Company that are then entitled to vote generally in the election of Directors and not solely upon the occurrence and during the continuation of certain specified events, and any Convertible Securities that may be converted into, exercised for, or otherwise exchanged for such shares of Capital Stock.

Section 1.3 Other Definitional Provisions. When used in this Agreement, the words “hereof,” “herein,” and “hereunder,” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article and Section references are to this Agreement unless otherwise specified. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

ARTICLE II

GOVERNANCE

Section 2.1 TPG’s Representation on Company Board.

(a) On the Closing Date, the Company shall promptly cause one (1) person designated by TPG to be appointed to the Company Board in the manner provided in the Company’s governing documents for filling vacancies on the Company Board; provided, that, to the extent TPG has not designated one (1) such person before Closing, the Company shall promptly cause the person to be appointed to the Company Board when such person is designated by TPG. Following the Effective Date, subject to Section 2.1(f), for any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board, (i) so long as TPG, together with its Affiliates, Beneficially Owns as of the date of mailing of the Company’s definitive proxy statement in connection with such meeting (the “Mailing Date”) at least five percent (5%) of the outstanding Common Stock on an as-converted basis, the Company shall include one (1) person designated by TPG as a member of the slate of Company Board nominees proposed by the Company Board for election by the Company’s stockholders and, subject to the Company Board’s fiduciary duties, shall recommend that the Company’s stockholders vote in favor of the election of such nominee, and (ii) if TPG, together with its Affiliates, Beneficially Owns as of the Mailing Date less than five percent (5%) of the outstanding Common Stock on an as-converted basis, the Company shall not be required to include any persons designated by TPG as members of the slate of Company Board nominees. The member of the Company Board nominated or elected pursuant to this Section 2.1(a) is referred to herein as the “TPG Nominated Director.” The Company Board shall not withdraw any nomination or, subject to the Company Board’s fiduciary duties, recommendation required under this Section 2.1(a), unless TPG delivers to the Company Board a written request for such withdrawal. Further, (i) for any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board, the Company Board shall not nominate, in the aggregate, a number of nominees greater than the number of members of the Company Board, (ii) subject to the Company Board’s fiduciary duties, the Company Board shall not recommend the election of any other person to a position on the Company Board for which the TPG Nominated Director has been nominated, and (iii) the Company shall use commercially reasonable efforts to cause the TPG Nominated Director to be elected to the Company Board. If elected to the Company Board, the TPG Nominated Director will hold his or her office as a member of the Company Board for such term as is provided in the articles of incorporation and bylaws of the Company, or until his or her death, resignation or removal from the Company Board or until his or her successor has been duly elected and qualified in accordance with the provisions of this Agreement, the articles of incorporation and bylaws of the Company, and applicable Law.

(b) On the Closing Date, the Company shall promptly cause the TPG Nominated Director to be appointed (i) to the committee of the Company Board called the Investment Committee (the “Investment Committee”) and (ii) to the committee of the Company Board called the Compensation, Succession, Nominating and Governance Committee (the “Compensation Committee” and together with the Investment Committee, each a “Committee”); provided, that, to the extent TPG has not designated the TPG Nominated Director before Closing, the Company shall promptly cause such person to be appointed to the Committees when such person is designated by TPG. Following such appointment(s), so long as TPG has the right to designate the TPG Nominated Director pursuant to Section 2.1(a) the Company Board shall cause the TPG Nominated Director designated by TPG to serve on the Committees. For so long as TPG has the right to designate the TPG

Nominated Director to serve on the Committees, (x) the Company Board shall maintain a committee called the Investment Committee and a committee called the Compensation Committee and (y) each Committee may only take action with the affirmative vote of at least a majority of its members.

(c) If TPG no longer has the right to appoint the TPG Nominated Director pursuant to Section 2.1(a), TPG shall cause the TPG Nominated Director to resign from any Committees on which such TPG Nominated Director serves effective as of the date that is the earlier of the end of such TPG Nominated Director’s term and six months from the date on which TPG’s Beneficial Ownership fell below the applicable percentage. If TPG no longer has the right to appoint the TPG Nominated Director pursuant to Section 2.1(a), the number of directors that TPG shall be entitled to designate for nomination or appointment at any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board or any Committee thereof shall forever be reduced to zero (even if TPG or its Affiliates shall subsequently acquire additional shares of Common Stock). The TPG Nominated Director resigning as a result of the preceding sentence shall resign as of the date that is the earlier of the end of the TPG Nominated Director’s term and six (6) months from the date on which TPG’s Beneficial Ownership fell below the applicable percentage. In addition, TPG shall cause the TPG Nominated Director to resign promptly from the Company Board and any Committees on which the TPG Nominated Director serves if the TPG Nominated Director, as determined by the Company Board in good faith after consultation with outside legal counsel, (i) is prohibited or disqualified from serving as a director of the Company or a member of any such Committees under any rule or regulation of the SEC, the NYSE or by applicable Law, (ii) has engaged in acts or omissions constituting a breach of the TPG Nominated Director’s duty of loyalty to the Company and its stockholders, (iii) has engaged in acts or omissions that involve intentional misconduct or an intentional violation of Law or (iv) has engaged in any transaction involving the Company from which the TPG Nominated Director derived an improper personal benefit that was not disclosed to the Company Board prior to the authorization of such transaction; provided, however, that, subject to the limitations set forth in Section 2.1(a) and Section 2.1(b), TPG shall have the right to replace such resigning TPG Nominated Director with a new TPG Nominated Director, such newly named TPG Nominated Director to be appointed promptly to the Company Board in place of the resigning TPG Nominated Director in the manner set forth in the Company’s governing documents for filling vacancies on the Company Board. Nothing in this paragraph (c) or elsewhere in this Agreement (except Section 2.1(e)) shall confer any third-party beneficiary or other rights upon any person designated hereunder as a TPG Nominated Director, whether during or after such person’s service on the Company Board.

(d) For so long as TPG has the right to designate the TPG Nominated Director for nomination to the Company Board pursuant to Section 2.1(a) above, the Company Board shall (i) fill vacancies created by reason of death, removal or resignation of the TPG Nominated Director promptly upon request by TPG and only as directed by TPG, subject to the terms and conditions set forth in Section 2.1(a) above and Sections 2.1(f) and 2.1(g) below, and (ii) fill vacancies created by reason of death, removal or resignation of any director who is not a TPG Nominated Director (a “Non-TPG Director”) promptly upon request by the Non-TPG Directors and only as directed by the Non-TPG Directors; provided, however, that any such director designated by the Non-TPG Directors shall, as a condition precedent to his or her nomination, meet each of the requirements set forth in clauses (i) – (iv) of Section 2.1(f) below (it being understood that, for the purposes hereof, the word “TPG” appearing in clause (i) thereof shall be replaced with the words “the Non-TPG Directors”), other than, in the case of any non-independent or management director, the requirements of clause (iii) thereof. Further, for so long as TPG has the right to designate the TPG Nominated Director for appointment to any Committee pursuant to Section 2.1(b) above, the Company Board shall appoint and remove the TPG Nominated Director as members of any such Committee promptly upon request by TPG and only as directed by TPG, and shall fill vacancies created by reason of death, removal or resignation of the TPG Nominated Director promptly upon request by TPG and only as directed by TPG, subject to the terms and conditions set forth in Section 2.1(b) and 2.1(c) above and Sections 2.1(f) and 2.1(g) below. So long as TPG has promptly named a replacement, following any death, removal or resignation of the TPG Nominated Director, and prior to any the appointment of such replacement in accordance with this Agreement, the Company Board agrees not to authorize or take, and agrees to cause each Committee not to authorize or take, any action that would otherwise require the consent of a TPG Nominated Director until such time as such newly named TPG Nominated Director has been so appointed to the Company Board or such Committee.

(e) Each TPG Nominated Director that is elected to the Company Board shall be indemnified by the Company and its subsidiaries, if applicable, in connection with his or her service as a member of the Company Board or any Committee to the fullest extent permitted by Law and will be exculpated from liability for damages to the fullest extent permitted by Law. Without limiting the foregoing in this Section 2.1(e), each TPG Nominated Director who is elected to the Company Board shall be entitled to receive from the Company and its subsidiaries, if applicable, the same insurance coverage in connection with his or her service as a member of the Company Board and any Committee as is provided for each of the other members of the Company Board or Committee, as applicable.

(f) TPG shall only designate a person to be a TPG Nominated Director (i) who TPG believes in good faith has the requisite skill and experience to serve as a director of a publicly-traded company, (ii) who is not prohibited from or disqualified from serving as a director of the Company pursuant to any rule or regulation of the SEC, the NYSE or applicable Law, (iii) who meets the independence standards set forth in Section 303A.02(b) of the NYSE Listed Company Manual and (iv) with respect to which no event required to be disclosed pursuant to Item 401(f) of Regulation S-K of the 1934 Act has occurred. Notwithstanding anything to the contrary in this Section 2.1, the parties hereto agree that members of the Company Board shall retain the right to object to the nomination, election or appointment of any TPG Nominated Director for service on the Company Board or any Committee if the members of the Company Board determine in good faith, after consultation with outside legal counsel, that such TPG Nominated Director fails to meet the criteria set forth above or, with respect to any TPG Nominated Director to be appointed to the Company’s Audit Committee or Compensation Committee, any other rule or regulation of the SEC, the NYSE or applicable Law that applies to members of a company’s audit committee, governance committee or compensation committee (including for purposes of Section 16 of the Exchange Act and Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”)). In the event that the members of the Company Board object to the nomination, election or appointment of any TPG Nominated Director to the Company Board or any Committee pursuant to the terms of this Section 2.1(f), the Company Board shall nominate or appoint, as applicable, another individual designated by TPG as the TPG Nominated Director nominated for election to the Company Board or appointed to the Committee, as applicable, that meets the criteria set forth in this Section 2.1(f) and Section 2.1(g).

(g) Notwithstanding anything to the contrary in this Section 2.1, nothing shall prevent the Company Board from acting in accordance with its fiduciary duties or applicable Law or stock exchange requirements. The Company Board shall have no obligation to nominate, elect or appoint any TPG Nominated Director if such nomination, election or appointment would violate applicable Law or NYSE requirements or result in a breach by the Company Board of its fiduciary duties to its stockholders; provided, however, that the foregoing shall not affect the right of TPG to designate an alternative individual as the TPG Nominated Director nominated for election to the Company Board or appointed to the Committee, as applicable, subject to the other terms, conditions and provisions in this Article II.

(h) For purposes of calculating the Beneficial Ownership of the Company’s outstanding Common Stock owned by TPG and its Affiliates on an as-converted basis pursuant to this Article II, to the extent shares of the Company’s Capital Stock are issued or become issuable under any outstanding equity award, the vesting of which remains contingent on the satisfaction of any performance goals under such award that have yet to be achieved (and whether or not such goals are deemed to be satisfied as a result of the transactions contemplated by the Merger Agreement), such shares shall be deemed to be not outstanding and shall be excluded from the denominator in such calculation.

(i) The rights of TPG set forth in this Section 2.1 shall be in addition to, and not in limitation of, such voting rights that TPG may otherwise have as a holder of capital stock of the Company, subject to Section 4.1 below.

ARTICLE III

REGISTRATION RIGHTS

Section 3.1 Registration at Closing. The Company shall file, within thirty (30) days of Closing, a Registration Statement registering for sale all of the Registrable Securities held by the Holders and shall use commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable thereafter (and remain effective until the completion of the distribution contemplated thereby) and to file a final prospectus relating thereto. The plan of distribution set forth in the prospectus included in the Registration Statement shall include such methods of distribution as reasonably requested by the Holders. For the avoidance of doubt, such registration shall not be deemed a “Demand Registration” for purposes of the limitations set forth in Section 3.2(a).

Section 3.2 Demand Registration.

(a) Subject to the provisions hereof, at any time on or after the date that is 180 days after the Closing Date, the Holders of a majority of Registrable Securities shall have the right to require the Company to file a Registration Statement registering for sale all or part of their respective Registrable Securities under the Securities Act (a “Demand Registration”) by delivering a written request therefor to the Company (i) specifying the number of Registrable Securities to be included in such registration by such Holder or Holders, (ii) specifying whether the intended method of disposition thereof is pursuant to an Underwritten Offering (as defined below), and (iii) containing all information about such Holder required to be included in such Registration Statement in accordance with applicable Law. As soon as practicable after the receipt of such demand, the Company shall (x) promptly notify all Holders from whom the request for registration has not been received and (y) use reasonable best efforts to effect such registration (including, without limitation, appropriate qualification under applicable blue sky or other state securities Laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) of the Registrable Securities that the Company has been so requested to register; provided, however, that (i) the Holders shall not make a request for a Demand Registration under this Section 3.2(a) for Registrable Securities having an anticipated aggregate offering price of less than $5,000,000, (ii) the Holders will not be entitled to require the Company to effect more than three (3) Demand Registrations in the aggregate under this Agreement, and (iii) the Company will not be obligated to effect more than one (1) Demand Registration in any six (6) month period.

(b) The offering of the Registrable Securities pursuant to such Demand Registration may be in the form of an underwritten public offering (an “Underwritten Offering”). In such case, (i) the Company may designate the managing underwriter(s) of the Underwritten Offering, provided that such Holders may designate a co-managing underwriter to participate in the Underwritten Offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed and (ii) the Company shall (together with the Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form for underwriting agreements for firm commitment offerings of equity securities with the managing underwriter(s) proposing to distribute their securities through such Underwritten Offering, which underwriting agreement shall have indemnification provisions in substantially the form as set forth in Section 3.9 of this Agreement; provided, that (i) the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the underwriter(s) shall also be made to and for the benefit of the Holders proposing to distribute their securities through the Underwritten Offering, (ii) no Holder shall be required to make any representations and warranties to, or agreements with, any underwriter in a registration other than customary representations, warranties and agreements and (iii) the liability of each Holder in respect of any indemnification, contribution or other obligation of such Holder arising under such underwriting agreement (a) shall be limited to losses arising out of or based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, incorporated document or other such disclosure document or other document or report, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder expressly for inclusion therein and (b) shall not in any event, absent fraud or intentional misrepresentation, exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters’ discounts and commissions) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such Underwritten Offering. No Holder may participate in any such Underwritten Offering unless such Holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement. The Company shall not be obligated to effect or participate (a) more than two (2) Underwritten Offerings in any twelve (12) month period, and (b) in any Underwritten Offering during any lock-up period required by the underwriter(s) in any prior underwritten offering conducted by the Company on its own behalf or on behalf of the Holders.

(c) If, in connection with an Underwritten Offering, the managing underwriter(s) advise the Company that in its or their reasonable opinion the number of securities proposed to be included in such registration exceeds the Underwriters’ maximum number, then (i) the Company shall so advise all Holders of Registrable Securities to be included in such Underwritten Offering and (ii) the Company will be obligated and required to include in such Underwritten Offering only that number of Registrable Securities requested by the Holders thereof to be included in such registration that does not exceed such Underwriters’ maximum number, such Registrable Securities to be allocated pro rata among the Holders thereof on the basis of the number of Registrable Securities requested to be included therein by each such Holder. No shares of Common Stock held by any Person other than Registrable Securities held by the Holders shall be included in a Demand Registration without the prior written consent of the holders of a majority in interest of the Registrable Securities.

(d) A registration will not be deemed to have been effected as a Demand Registration unless the Registration Statement relating thereto has been declared effective by the SEC, at least 75% of the Registrable Securities requested to be included in the registration by the Holders are included in such registration, and the Company has complied in all material respects with its obligations under this Agreement with respect thereto; provided, however, that if, after it has become effective, (i) such Registration Statement or the related offer, sale or distribution of Registrable Securities thereunder is or becomes the subject of any stop order, injunction or other order or requirement of the SEC or any other governmental or administrative agency, or if any court prevents or otherwise limits the sale of the Registrable Securities pursuant to the registration, and in each case less than all of the Registrable Securities covered by the effective Registration Statement are actually sold by the selling Holder or Holders pursuant to the Registration Statement, or (ii) if, in the case of an Underwritten Offering, the Company fails to provide Full Cooperation, then such registration will be deemed not to have been effected for purposes of clause (ii) of the proviso to Section 3.2(a). If (i) a registration requested pursuant to this Section 3.2 is deemed not to have been effected as a Demand Registration or (ii) the registration requested pursuant to this Section 3.2 does not remain continuously effective until forty-five (45) days after the commencement of the distribution by the Holders of the Registrable Securities covered by such registration, then the Company shall continue to be obligated to effect a Demand Registration pursuant to this Section 3.2 of the Registrable Securities included in such registration. In circumstances not including the events described in the immediately two preceding sentences of this Section 3.2(d), each Holder of Registrable Securities shall be permitted voluntarily to withdraw all or any part of its Registrable Securities from a Demand Registration at any time prior to the commencement of marketing of such Demand Registration, provided that such registration nonetheless shall count as a Demand Registration for purposes of clause (ii) of the proviso to Section 3.2(a).

Section 3.3 Piggyback Registration.

(a) At any time after the one (1) year anniversary of the Closing Date (as defined in the Purchase Agreement), if (and on each occasion that) the Company proposes to register any of its securities under the Securities Act (other than pursuant to Section 3.1 or Section 3.2) for the account of any of its security holders and such registration permits the inclusion of the Registrable Securities (each such registration not withdrawn or abandoned prior to the effective date thereof being herein referred to as a “Piggyback Registration”), the Company shall give written notice to all Holders of such proposal promptly, but in no event later than ten (10) Business Days prior to the anticipated filing date.

(b) Subject to the provisions contained in paragraphs (a) and (c) of this Section 3.3 and in the last sentence of this paragraph (b), the Company will be obligated and required to include in each Piggyback Registration such Registrable Securities as requested in a written notice from any Holder delivered to the Company no later than five (5) Business Days following delivery of the notice from the Company specified in Section 3.3(a). The Holders of Registrable Securities shall be permitted to withdraw all or any part of their shares from any Piggyback Registration at any time on or before the fifth (5th) Business Day prior to the planned effective date of such Piggyback Registration, except as otherwise provided in any written agreement with the Company’s underwriter(s) establishing the terms and conditions under which such Holders would be obligated to sell such securities in such Piggyback Registration. The Company may terminate or withdraw any Piggyback Registration prior to the effectiveness of such registration, whether or not the Holders have elected to include Registrable Securities in such registration.

(c) If a Piggyback Registration is an Underwritten Offering on behalf of a holder of Company securities other than Holders, and the managing underwriter(s) advise the Company that in its or their reasonable opinion the number of securities proposed to be included in such registration exceeds the Underwriters’ Maximum Number, then the Company shall include in such registration (i) first, the number of securities requested to be included therein by the Holder(s) originally requesting such registration, (ii) second, the number of securities requested to be included therein by all Holders who have requested registration of Registrable Securities in accordance with Section 3.3(a), pro rata on the basis of the aggregate number of Registrable Securities requested to be included by each such Holder and (iii) third, any other securities that have been requested to be so included by any other person.

(d) In any Piggyback Registration that is an Underwritten Offering, the Company shall have the right to select the managing underwriter(s) for such registration.

(e) The Company shall not grant to any Person the right to request the Company to register any shares of Company securities in a Piggyback Registration unless such rights are consistent with the provisions of this Section 3.3.

Section 3.4 Registration Expenses. In connection with registrations pursuant to Section 3.1, Section 3.2 or Section 3.3 hereof, the Company shall pay all of the costs and expenses incurred in connection with the registrations thereunder (the “Registration Expenses”), including all (a) registration and filing fees and expenses, including, without limitation, those related to filings with the SEC, (b) fees and expenses of compliance with state securities or blue sky Laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (c) reasonable processing, duplicating and printing expenses, including expenses of printing prospectuses reasonably requested by any Holder, (d) of the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any liability insurance and the expense of any annual audit or quarterly review), (e) fees and expenses incurred in connection with listing the Registrable Securities for trading on a national securities exchange, (f) fees and expenses in connection with the preparation of the registration statement and related documents covering the Registrable Securities, (g) fees and expenses, if any, incurred with respect to any filing with FINRA, (h) any documented out-of-pocket expenses of the underwriter(s) incurred with the approval of the Company, (i) the cost of providing any CUSIP or other identification numbers for the Registrable Securities, (j) fees and expenses and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including, without limitation, the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested), (k) fees and expenses of any special experts retained by the Company in connection with such registration, and (l) reasonable and documented fees and expenses of one firm of counsel for the Holders to be selected by the Holders of a majority of the Registrable Securities to be included in such registration (“Holders’ Counsel”); provided, however, that the Company shall reimburse the Holders for the reasonable and documented fees and disbursements one, but not more than one, additional counsel retained by any Holder for the purpose of rendering any opinion required by the Company or the managing underwriter(s) to be rendered on behalf of such Holder in connection with any Demand Registration. Other than as provided in the foregoing sentence, the Company shall have no obligation to pay any out-of-pocket expenses of the Holders relating to the registrations effected pursuant to this Agreement. Notwithstanding the foregoing, Holders shall be responsible, on a pro rata basis based on the number of Registrable Securities included in the applicable registered offering by each such Holder, for any underwriting discounts and commissions attributable to the sale of Registrable Securities pursuant to a Registration Statement. The obligation of the Company to bear the expenses described in this Section 3.4 and to pay or reimburse the Holders for the expenses described in this Section 3.4 shall apply irrespective of whether any sales of Registrable Securities ultimately take place.

Section 3.5 Registration Procedures. In the case of each registration effected by the Company pursuant to this Agreement, the Company shall keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. In connection with any such registration:

(a) The Company will, as soon as reasonably practicable (and in any event, within 90 days) after its receipt of the request for registration under Section 3.2(a), prepare and file with the SEC a Registration Statement on Form S-1, Form S-3 or another appropriate Securities Act form reasonably acceptable to the Holders, and use reasonable best efforts to cause such Registration Statement to become and remain effective until the completion of the distribution contemplated thereby.

(b) The Company will (i) promptly prepare and file with the SEC such amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for as long as such registration is required to remain effective pursuant to the terms hereof, (ii) cause the prospectus to be supplemented by any required prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act, and (iii) comply with the provisions of the Securities Act applicable to it with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement or supplement to the prospectus.

(c) The Company will, at least ten (10) days prior to filing a Registration Statement or at least five (5) days prior to filing a prospectus or any amendment or supplement to such Registration Statement or prospectus, furnish to (i) each Holder of Registrable Securities covered by such Registration Statement, (ii) Holders’ Counsel and (iii) each underwriter of the Registrable Securities covered by such Registration Statement, copies of such Registration Statement and each amendment or supplement as proposed to be filed, together with any exhibits thereto, which documents will be subject to reasonable review and comment by each of the foregoing Persons within five (5) days after delivery, and thereafter, furnish to such Holders, Holders’ Counsel and the underwriter(s), if any, such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents or information as such Holder, Holders’ Counsel or the underwriter(s) may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the plan of distribution set forth in the prospectus included in the Registration Statement; provided, however, that notwithstanding the foregoing, if the Company intends to file any prospectus, prospectus supplement or prospectus sticker that does not make any material changes in the documents already filed, then Holders’ Counsel will be afforded such opportunity to review such documents prior to filing consistent with the time constraints involved in filing such document, but in any event no less than one (1) day.

(d) The Company will promptly notify each Holder of any stop order issued or threatened by the SEC and, if entered, use reasonable best efforts to prevent the entry of such stop order or to remove it as soon as reasonably possible.

(e) On or prior to the date on which the Registration Statement is declared effective, the Company shall use reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky Laws of such jurisdictions as any Holder reasonably requests and do any and all other lawful acts and things which may be reasonably necessary or advisable to enable the Holders to consummate the disposition in such jurisdictions of such Registrable Securities, and use commercially reasonable efforts to keep each such registration or qualification (or exemption therefrom) effective during the period which the Registration Statement is required to be kept effective; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (e), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction.

(f) The Company will notify each Holder, Holders’ Counsel and the underwriter(s) promptly and (if requested by any such Person) confirm such notice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or prospectus or for additional information to be included in any Registration Statement or prospectus or otherwise, (iii) of the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or blue sky Laws or the initiation of any proceedings for that purpose, and (iv) of the happening of any event that requires the making of any changes in a Registration Statement or related prospectus or any document incorporated or deemed to be incorporated by reference therein so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements in the Registration Statement and prospectus not misleading in light of the circumstances in which they were made; and, as promptly as practicable thereafter, prepare and file with the SEC and furnish a supplement or amendment to such prospectus so that, as thereafter deliverable to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Holder hereby agrees to keep any disclosures under subsection (iv) above confidential until such time as a supplement or amendment is filed.

(g) The Company will furnish customary closing certificates and other deliverables to the underwriter(s) and the Holders and enter into customary agreements satisfactory to the Company (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities.

(h) The Company will make available for inspection by any underwriter participating in any disposition pursuant to a Registration Statement, and any attorney, accountant or other agent retained by any such seller or underwriter (in each case after reasonable prior notice and at reasonable times during normal business hours and without unnecessary interruption of the Company’s business or operations), all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with the Registration Statement.

(i) The Company, during the period when the prospectus is required to be delivered under the Securities Act, promptly will file all documents required to be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

(j) The Company shall use reasonable best efforts to cause all Registrable Securities registered pursuant to the terms hereof to be listed on each national securities exchange on which the Common Stock of the Company is then listed.

(k) The Company shall use commercially reasonable efforts to cooperate and assist in obtaining of all necessary approvals from FINRA, if any.

(l) The Company shall provide a transfer agent and registrar for the Registrable Securities not later than the effective date of such Registration Statement.

(m) If requested, the Company shall furnish to each Holder a copy of all documents filed with and all correspondence from or to the SEC in connection with the offering of Registrable Securities.

(n) The Company otherwise shall use its reasonable best efforts to comply with all applicable rules and regulations of the SEC.

(o) The Company shall furnish to any requesting underwriter in an Underwritten Offering, addressed to such underwriter, (i) an opinion of the Company’s counsel (which may be the Company’s General Counsel), dated the date of closing of the sale of any Registrable Securities thereunder, as well as a consent to be named in the Registration Statement or any prospectus thereto, and (ii) comfort letters and consent to be named in the Registration Statement or any prospectus relating thereto signed by the Company’s independent public accountants who have examined and reported on the Company’s financial statements included in the Registration Statement, in each case covering substantially the same matters with respect to the Registration Statement (and the prospectus included therein) and (in the case of the accountants’ comfort letters) with respect to events subsequent to the date of the financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ comfort letters delivered to the underwriters in underwritten public offerings of securities, to the extent that the Company is required to deliver or cause the delivery of such opinion or comfort letters to the underwriters in an Underwritten Offering.

(p) In connection with each Demand Registration, the Company shall cause there to occur Full Cooperation.

For purposes of Section 3.5(a) and Section 3.5(b), the period of distribution of Registrable Securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Securities in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Securities covered thereby and one hundred twenty (120) days after the effective date thereof.

Section 3.6 Holders’ Obligations. The Company may require each Holder to promptly furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration, including all such information as may be requested by the SEC. Each Holder agrees that, notwithstanding the provisions of Section 3.7 hereof, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.5(f) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.5(f) hereof, and, if so directed by the Company, such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession and retained solely in accordance with record retention policies then-applicable to such Holder, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective by the number of days during the period from and including the date of the giving of notice pursuant to Section 3.5(f) hereof to the date when the Company shall make available to the Holders a prospectus supplemented or amended to conform with the requirements of Section 3.5(f) hereof.

Section 3.7 Blackout Provisions.

(a) Notwithstanding anything in this Agreement to the contrary, by delivery of written notice to the participating Holders (a “Suspension Notice”) stating which one or more of the following limitations shall apply to the addressee of such Suspension Notice, the Company may (i) postpone effecting a registration under this Agreement, or (ii) require such addressee to refrain from disposing of Registrable Securities under the registration, in either case for a period of no more than forty-five (45) consecutive days from the delivery of such Suspension Notice (which period may not be extended or renewed). The Company may postpone effecting a registration or apply the limitations on dispositions specified in clause (ii) of this Section 3.7(a) if (x) the Company Board, in good faith, determines that such registration or disposition would materially impede, delay or interfere with any material transaction then pending or proposed to be undertaken by the Company or any of its subsidiaries, or (y) the Company in good faith determines that the Company is in possession of material non-public information the disclosure of which during the period specified in such notice the Company Board, in good faith, reasonably believes would not be in the best interests of the Company; provided that the Company may not take any actions pursuant to this Section 3.7(a) for a period of time in excess of ninety (90) days in the aggregate in any twelve (12)-month period.

(b) If the Company shall take any action pursuant to clause (ii) of Section 3.7(a) with respect to any participating Holder in a period during which the Company shall be required to cause a Registration Statement to remain effective under the Securities Act and the prospectus to remain current, such period shall be extended for such Person by one (1) day beyond the end of such period for each day that, pursuant to Section 3.7(a), the Company shall require such Person to refrain from disposing of Registrable Securities owned by such Person.

Section 3.8 Exchange Act Registration. The Company will use its reasonable best efforts to timely file with the SEC such information as the SEC may require under Section 13(a) or Section 15(d) of the Exchange Act, and the Company shall use its reasonable best efforts to take all action as may be required as a condition to the availability of Rule 144 or Rule 144A under the Securities Act with respect to its Common Stock. The Company shall furnish to any holder of Registrable Securities forthwith upon request such reports and documents as a holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a holder to sell any such Registrable Securities without registration to the extent that such reports or documents are not publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system or any successor system thereto. Certificates evidencing Registrable Securities shall not contain any legend at such time as a Holder has provided reasonable evidence to the Company (including any customary broker’s or selling stockholder’s letters but expressly excluding an opinion of counsel other than with respect to clauses (d) or (e) below), that (a) there has been a sale of such Registrable Securities pursuant to an effective registration statement, (b) there has been a sale of such Registrable Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (c) such Registrable Securities are then eligible for sale under Rule 144(b)(i), (d) in connection with a sale, assignment or other transfer (other than under Rule 144), upon request of the Company, such Holder provides the Company with an opinion of counsel to such Holder, in a reasonably acceptable form, to the effect that such sale, assignment or transfer of the Registrable Securities may be made without registration under the applicable requirements of the Securities Act or (e) such legend is not required under applicable requirements of the Securities Act (including controlling judicial interpretations and pronouncements issued by the SEC). Following such time as restrictive legends are not required to be placed on certificates representing Registrable Securities pursuant to the preceding sentence, the Company will, no later than three (3) Business Days following the delivery by a Holder to the Company or the Company’s transfer agent of a certificate representing Registrable Securities containing a restrictive legend and the foregoing evidence (and opinion if applicable), deliver or cause to be delivered to such Holder a certificate representing such Registrable Securities that is free from all restrictive and other legends or credit the balance account of such Holder’s or such Holder’s nominee with the Depository Trust Company (the “DTC”) (if DTC is then offered by the Company and its transfer agent) with a number of shares of Common Stock equal to the number of shares of Common Stock represented by the certificate so delivered by such Holder.

Section 3.9 Indemnification.

(a) Indemnification by the Company. The Company agrees, notwithstanding the termination of this Agreement, to indemnify and hold harmless, to the fullest extent permitted by Law, each Holder and each of its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, managing members, general and limited partners, officers, directors, employees and agents of such controlling Person (each, a “Controlling Person”), from and against any and all losses, claims, damages, settlement amounts (only if the Company consented in writing to the settlement, which consent shall not be unreasonably withheld), liabilities, reasonable attorneys’ fees, costs and expenses of investigating and defending any such claim (collectively, “Damages”) and any action in respect thereof to which such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and any such Controlling Persons may become subject to under the Securities Act or otherwise, but only insofar as such Damages (or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus of the Company (or any amendment or supplement thereto) or any preliminary prospectus of the Company, or arise out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, except insofar as the same are based upon information furnished in writing to the Company by such Holder or any of its managers, members, managing members, general partners, officers, directors, employees, agents and Controlling Persons expressly for use therein, and, consistent with and subject to the foregoing, shall reimburse such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and each such Controlling Person for any legal and other expenses reasonably incurred by such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, or any such Controlling Person in investigating or defending or preparing to defend against any such Damages or proceedings. In addition to the indemnity contained herein, the Company will reimburse each Holder for its reasonable out-of-pocket legal and other expenses (including the reasonable out-of-pocket cost of any investigation, preparation and travel in connection therewith) as incurred in connection therewith, as promptly as practicable after such expenses are incurred and invoiced.

(b) Indemnification by the Holder. The Holders agree, severally and not jointly, to indemnify and hold harmless the Company, its officers, directors, employees and agents and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, managing members, general and limited partners, officers, directors, employees and agents of such controlling Person, to the same extent as the foregoing indemnity from the Company to the Holders, but only with respect to information related to the Holders, or their plan of distribution, furnished in writing by the Holders or any of their managers, members, managing members, general partners, officers, directors, employees, agents and Controlling Persons to the Company expressly for use in any Registration Statement or prospectus, or any amendment or supplement thereto, or any preliminary prospectus. No Holder shall be required to indemnify any Person pursuant to this Section 3.9(b) for any amount in excess of the net proceeds received by such Holder from the sale of the Registrable Securities sold for the account of such Holder.

(c) Conduct of Indemnification Proceedings. Promptly after receipt by any Person (an “Indemnified Party”) of notice of any claim or the commencement of any action in respect of which indemnity may be sought pursuant to Section 3.9(a) or Section 3.9(b), the Indemnified Party shall, if a claim in respect thereof is to be made against the Person against whom such indemnity may be sought (an “Indemnifying Party”), notify the Indemnifying Party in writing of the claim or the commencement of such action; provided that the failure to notify the Indemnifying Party shall not relieve it from any liability that it may have to an Indemnified Party except to the extent of any actual prejudice resulting therefrom. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, that the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party and its Controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, but the fees and expenses of such counsel shall be for the account of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of, and reimbursement of fees for, such counsel or (ii) in the reasonable opinion of counsel to such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnified Parties. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or would reasonably have been a party and indemnity would reasonably have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding. Whether or not the defense of any claim or action is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its written consent.

Section 3.10 No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to any of its securities (including any registration or similar agreement) which is inconsistent with or violates the material rights granted to the Holders in this Agreement.

Section 3.11 Lock-Up Agreements. Each of the Holders and the Company agrees that, in connection with an Underwritten Offering in respect of which Registrable Securities are being sold, or in connection with any other public offering of Common Stock by the Company, if requested by the underwriter(s), it will enter into customary “lock-up” agreements pursuant to which it will agree not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible or exchangeable into Common Stock (subject to customary exceptions) for a period not to exceed ninety (90) days from the effective date of the Registration Statement pertaining to such Registrable Securities or from such other date as may be requested by the underwriter(s). The Company further agrees that, in connection with an Underwritten Offering in respect of which Registrable Securities are being sold, if requested by the managing underwriter(s), it will exercise its best efforts to obtain agreements (in the underwriters’ customary form) from its directors and executive officers not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible or exchangeable into Common Stock (subject to customary exceptions), for a period not to exceed ninety (90) days from the effective date of the Registration Statement pertaining to such Registrable Securities or from such other date as may be requested by the underwriter(s).

Section 3.12 Termination of Registration Rights. The rights granted under this Article III shall terminate on the earlier of the date that (a) the Holders no longer Beneficially Own any Registrable Securities or (b) all Registrable Securities are eligible for sale without any volume or other limitations or restrictions; provided, however, that the indemnification provisions set forth in Section 3.9 shall survive such termination.

Section 3.13 Assignment; Binding Effect. The rights and obligations provided in this Article III may be assigned in whole or in part by any Holder to a controlled affiliate of such Holder or to any member, general or limited partner or stockholder of any such Holder (each, a “Permitted Transferee”) without the consent of the Company or any other Holder. Such assignment shall be effective upon receipt by the Company of (a) written notice from the Holder certifying that the transferee is a Permitted Transferee, stating the name and address of the Permitted Transferee and identifying the amount of Registrable Securities with respect to which the rights under this Agreement are being transferred, and (b) a written agreement from the Permitted Transferee to be bound by all of the terms of this Article III as a “Holder.” Upon receipt of the documents referenced in clauses (a) and (b) of this Section 3.13, the Permitted Transferee shall thereafter be deemed to be a “Holder” for all purposes of this Article III. Except as set forth in this Section 3.13, the rights and obligations provided in this Article III may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

ARTICLE IV

COVENANTS

Section 4.1 Standstill.

(a) TPG hereby agrees that until the earliest of (i) such time as TPG and its Affiliates no longer collectively own at least five percent (5%) of the outstanding Common Stock, (ii) the third (3rd) anniversary of the Effective Date or (iii) a Change of Control of the Company, without the prior written approval of the Company, neither TPG nor any of its Affiliates (other than any Non-Private Equity Business of TPG or its Affiliates) will, directly or indirectly:

(i) acquire, offer or propose to acquire or agree to acquire, Beneficial Ownership of more than fifteen percent (15%) of the outstanding Voting Securities of the Company in the aggregate, other than Voting Securities in excess of fifteen percent (15%) of the outstanding Voting Securities of the Company acquired (A) as a result of the exercise of any rights or obligations set forth in this Agreement, (B) pursuant to a stock split, stock dividend, recapitalization, reclassification or similar transaction, (C) with the consent of the majority of the non-TPG Directors or (D) directly from the Company;

(ii) enter into or agree, offer, propose or seek (whether publicly or otherwise) to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to all or part of the Company or any of its subsidiaries or any acquisition transaction for all or part of the assets of the Company or any of its subsidiaries or any of their respective businesses;

(iii) other than a “solicitation” of a “proxy” (as such terms are defined under Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(1)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)) seeking approval of the election to the Company Board solely with respect to any of the TPG Nominated Directors permitted by the terms hereof to serve on such Company Board, make, or in any way participate in, any such “solicitation” of “proxies” to vote, or seek to advise or influence any person or entity with respect to the voting of, any Common Stock of the Company or any of its subsidiaries;

(iv) call or seek to call a meeting of the stockholders of the Company or any of the Company’s subsidiaries or initiate any stockholder proposal for action by the stockholders of the Company, form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder) with respect to any Voting Securities;

(v) deposit any Securities of the Company into a voting trust, or subject any Securities of the Company to any agreement or arrangement with respect to the voting of such securities, or other agreement or arrangement having similar effect;

(vi) seek representation on the Company Board or a change in the composition of the Company Board or number of directors elected by the holders of Common Stock or a change in the number of such directors who represent TPG, other than as expressly permitted pursuant to this Agreement; and

(vii) bring any action or otherwise act to contest the validity of this Section 4.1;

provided, that nothing in clauses (ii), (iii), (iv) or (vi) of this Section 4.1(a) shall apply to the TPG Nominated Director solely in his or her capacity as a director of the Company or to actions taken by TPG or any of its Affiliates to prepare the TPG Nominated Director to act in such capacity.

(b) The limitations provided in Section 4.1(a) shall, upon the occurrence of any of the following events, immediately be suspended until the expiration of the time period set forth below in this Section 4.1(b), but only so long as TPG or any of its Affiliates (other than any Non Private Equity Business of TPG or its Affiliates) did not directly or indirectly assist, facilitate, encourage or participate in any such events:

(i) on the commencement (as defined in Rule 14d-2 of the Exchange Act) by any Person of a tender or exchange offer seeking to acquire Beneficial Ownership of a number outstanding shares of Voting Securities of the Company that, if consummated, would result in a Change of Control and which is recommended by the Company Board; provided, that TPG has not facilitated, encouraged, or otherwise participated in such tender offer; or

(ii) on the public announcement by the Company Board or a duly constituted committee of the Company Board (a) to solicit one or more proposals for a transaction that, if consummated, would result in a Change of Control or (b) to pursue discussions or negotiations or make diligence materials available, with respect to an unsolicited proposal for a transaction that, if consummated, would result in a Change of Control; provided, that in each case TPG has not facilitated, encouraged, or otherwise participated in such tender offer.

provided, however, that upon (y) any withdrawal or lapsing of any such tender or exchange offer referred to in Section 4.1(b)(i) which does not result in a Change of Control, or (z) the abandonment by the Company Board or a duly constituted committee of the Company Board of a process to solicit a proposal of the type referred to in Section 4.1(b)(ii) without a Change of Control having occurred and without an agreement to effect a Change of Control, as the case may be, the limitations provided in Section 4.1(a) (except to the extent then suspended as a result of any other event specified in this Section 4.1(b)) shall again be applicable for so long as and only to the extent provided in this Agreement.

Section 4.2 No Conflicting Agreements. For so long as this Agreement remains in effect, neither the Company nor TPG shall enter into any stockholder agreement or arrangement of any kind with any Person with respect to any Shares or other Securities, or otherwise act or agree to act in concert with any Person with respect to any Shares or other Securities, to the extent such agreement, arrangement, or concerted act would controvert, or otherwise be inconsistent in any material respect with, the provisions of this Agreement. The Company (as successor to Parkway) and TPG hereby agree that, as of the execution of this Agreement, the Stockholders Agreement, dated as of June 5, 2012, by and among TPG, TPG Manager and Parkway shall be deemed terminated, null and void, and no longer of any effect.

Section 4.3 Further Assurances. Each of TPG and the Company agrees to execute and deliver all such further documents and do all acts and things that from time to time may reasonably be required to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1 Amendment and Waiver. This Agreement may not be amended, except by an agreement in writing, executed by each of TPG and the Company, and compliance with any term of this Agreement may not be waived, except by an agreement in writing executed on behalf of the party against whom the waiver is intended to be effective. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of any such provision and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 5.2 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void, or otherwise unenforceable, all other provisions of this Agreement, to the extent permitted by Law, shall not be affected and shall remain in full force and effect. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 5.3 Entire Agreement. Except as otherwise expressly set forth herein, this Agreement and the Purchase Agreement, together with the agreements and other documents and instruments referred to herein, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersede and preempt any prior understandings, agreements, or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

Section 5.4 Successors and Assigns. Except as expressly set forth herein, neither this Agreement nor any of the rights or obligations of any party under this Agreement (including any rights under Article II and Article III hereof) may be assigned, in whole or in part (except by operation of Law), by either party without the prior written consent of the other party, and any such transfer or attempted transfer without such consent shall be null and void. This Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

Section 5.5 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be an original and all of which, when taken together, shall constitute one and the same agreement.

Section 5.6 Remedies.

(a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that each and every one of the covenants or agreements in this Agreement are not performed in accordance with their terms, and it is therefore agreed that, in addition to, and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order, or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically each and every one of the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b) All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such party.

Section 5.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first (1st) Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to the Company:

Cousins Properties Incorporated

191 Peachtree Street, Suite 500

Atlanta, Georgia 30303

Attention: General Counsel

Fax No.: (404) 407-1641

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy and David E. Shapiro

Fax No.: (212) 403-2000

If to TPG:

c/o TPG Global, LLC

301 Commerce St, Suite 3300

Fort Worth, Texas 76102

Attn: General Counsel

Facsimile: (817) 871-4001

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: Carl P. Marcellino

Fax: (646) 728-1523

Section 5.8 Governing Law; Venue and Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to, or otherwise giving effect to, any body of Law or other rule that would cause or otherwise require the application of the Laws of any other jurisdiction.

(b) Any action or proceeding against either the Company or TPG relating in any way to this Agreement may be brought exclusively in the courts of the State of New York or (to the extent subject matter jurisdiction exists therefore) the United States District Court for the Southern District of New York, and each of the Company and TPG irrevocably submits to the jurisdiction of both such courts in respect of any such action or proceeding. Any actions or proceedings to enforce a judgment issued by one of the foregoing courts may be enforced in any jurisdiction.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH OF THE COMPANY AND TPG HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION, OR SUIT (WHETHER IN CONTRACT, TORT, OR OTHERWISE), INQUIRY, PROCEEDING, OR INVESTIGATION ARISING OUT OF, OR BASED UPON, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH OF THE COMPANY AND TPG ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTY THAT THIS SECTION 5.8(C) CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH IT IS RELYING, AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. THE COMPANY OR TPG MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 5.8(C) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 5.9 Third Party Benefits. Except for the provisions in Section 5.10, none of the provisions of this Agreement is for the benefit of, or shall be enforceable by, any third-party beneficiary.

Section 5.10 No Recourse Against Others. All claims, causes of action (whether in contract or in tort, in law or in equity, or granted by statute), obligations, or liabilities that may be based upon, be in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, performance or breach of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No

Person who is not a Contracting Party, including any and all former, current or future directors, officers, employees, incorporators, members, general or limited partners, controlling persons, managers, management companies, equityholders, affiliates, agents, attorneys, or representatives of, and any and all former, current or future financial advisors or lenders to, any Contracting Party, and any and all former, current or future directors, officers, employees, incorporators, members, general or limited partners, controlling persons, managers, management companies, equityholders, affiliates, agents, attorneys, or representatives of, and any and all former, current or future financial advisors or lenders to, any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (the “Non-Recourse Parties”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement, or the negotiation, execution, performance, or breach of this Agreement; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such claims and causes of action against any such Non-Recourse Parties. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Non-Recourse Party, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the corporate, limited liability company or limited partnership veil, unfairness, undercapitalization, or otherwise, in each case in connection with, or related in any manner to this Agreement, or the negotiation, execution, performance, or breach of this Agreement; and (b) each Contracting Party disclaims any reliance upon any Non-Recourse Parties with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 5.11 Interpretation. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.12 Expenses. Except to the extent otherwise expressly provided herein, the Company shall reimburse TPG and its Affiliates, upon presentation of appropriate documentation, for all reasonable out-of-pocket expenses incurred by TPG and its Affiliates after the date hereof in connection with enforcement of this Agreement.

Section 5.13 Termination. Except to the extent otherwise expressly provided herein, this Agreement, and all of the rights and obligations set forth herein, shall terminate and be of no further force or effect in the event that (a) TPG and its Affiliates cease to Beneficially Own any shares of Common Stock, (b) the registration rights and obligations set forth in Article III (other than those set forth in Section 3.9) have terminated pursuant to Section 3.12 or (c) the transactions contemplated by the Merger Agreement are not consummated pursuant to the terms thereto. Notwithstanding anything herein to the contrary, this Agreement may not be revoked by any party prior to the Effective Date without the prior written consent of all parties hereto.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement as of the date first written above.

COMPANY:

COUSINS PROPERTIES INCORPORATED

By:	/s/ Gregg D. Adzema
Name:	Gregg D. Adzema
Title:	Executive Vice President and Chief Financial Officer

Signature Page to Stockholders Agreement

TPG:

TPG VI PANTERA HOLDINGS, L.P.

By: TPG Genpar VI Delfir AIV, L.P., its general partner

By: TPG Genpar VI Delfir AIV Advisors, LLC, its general partner

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

TPG MANAGER:

TPG VI MANAGEMENT, LLC

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

EXHIBIT H

STOCKHOLDERS AGREEMENT

This STOCKHOLDERS AGREEMENT is entered into as of [    ], 2016, by and among TPG VI Pantera Holdings, L.P., a Delaware limited partnership (“TPG”), [HoustonCo], a [    ] corporation (the “Company”), and, solely for purposes of Article IV and related definitions, TPG VI Management, LLC, a Delaware limited liability company (the “TPG Manager”).

WHEREAS, pursuant to that certain Agreement and Plan of Merger by and among Parkway Properties, Inc., a Maryland corporation (“Parkway”), Parkway Properties LP (“Parkway LP”), a Delaware limited partnership, Cousins Properties Incorporated, a Georgia corporation (“Cousins”), and Clinic Sub Inc., a Maryland corporation (“Merger Sub”), dated as of April 28, 2016 (as it may be amended, restated, or otherwise modified from time to time, and together with all exhibits, schedules, and other attachments thereto, the “Merger Agreement”), (i) Parkway merged with and into Merger Sub with Merger Sub continuing as the surviving corporation (the “Merger”) and (ii) Cousins and Parkway LP completed a restructuring resulting in the contribution of the Houston Business (as defined in the Merger Agreement) to the Company and the distribution of shares of the Company (the “Distribution”) to the stockholders of Cousins immediately following the Merger (as defined in the Merger Agreement);

WHEREAS, TPG received [    ] [(    )] shares of Common Stock of the Company in connection with the Distribution; and

WHEREAS, TPG and the Company desire to enter into this Agreement in order to generally set forth their respective rights and responsibilities, and to establish various arrangements and restrictions with respect to, among other things, (a) actions that may or may not be undertaken in respect of the shares of Common Stock Beneficially Owned by TPG, (b) the governance of the Company, (c) certain registration rights with respect to the Registrable Securities (as defined herein) and (d) other related matters with respect to the Company.

NOW, THEREFORE, in consideration of the premises set forth above and of the mutual representations, covenants, and obligations hereinafter set forth, and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms

As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, including, with respect to TPG, any Affiliated Fund of TPG; provided, however, that in no event shall (a) any of the portfolio companies in which TPG’s Affiliates have an investment, or (b) the Company, any of its Subsidiaries, or any of the Company’s other controlled Affiliates be deemed to be Affiliates of TPG for purposes of this Agreement; and provided, further, that no investment bank that may employ or have as a partner a member of the Company Board shall be deemed to be an “Affiliate” of TPG for purposes of this Agreement.

“Affiliated Fund” shall mean, in the case of TPG, each corporation, trust, limited liability company, general or limited partnership, or other Person with whom TPG is under common control or to which TPG or an Affiliate of TPG is the investment adviser.

“Agreement” means this Stockholders Agreement, as it may be amended, restated, or otherwise modified from time to time, together with all exhibits, schedules, and other attachments hereto.

“Beneficial Ownership” means, with respect to any Security, the ownership of such Security by any “Beneficial Owner,” as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that, in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Own, “Beneficially Owned” and “Beneficial Owner” shall have correlative meaning.

“Business Day” means any day that is not a Saturday, a Sunday, or any other day on which banks are required or authorized by Law to be closed in the City of New York, in the State of New York.

“Capital Stock” means, with respect to any Person at any time, any and all shares, interests, participations, or other equivalents (however designated, and whether voting or non-voting) of capital stock, partnership interests (whether general or limited), limited liability company membership interests, or equivalent ownership interests in, or issued by, such Person.

“Change of Control” means (i) a sale of all or substantially all of the direct or indirect assets of the Company (including by way of any reorganization, merger, consolidation or other similar transaction), (ii) a direct or indirect acquisition of Beneficial Ownership of Voting Securities of the Company by another Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), by means of any transaction or series of transactions (including any reorganization, merger, consolidation, joint venture, share transfer or other similar transaction), pursuant to which the stockholders of the Company immediately preceding such transaction or transactions collectively own, following the consummation of such transaction or transactions, less than fifty percent (50%) of the Voting Securities of the Company or the surviving entity, as the case may be, or (iii) the obtaining by any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of the power (whether or not exercised) of the power to elect a majority of the members of the Company Board (or similar governing body) of the Corporation.

“Committee” has the meaning set forth in Section 2.1(b).

“Common Stock” means the Common Stock of the Company, par value $0.001 per share.

“Company” has the meaning set forth in the Recitals hereto.

“Company Board” means the board of directors of the Company.

“Contracting Party” has the meaning set forth in Section 6.10.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two (2) or more Persons, means the possession, directly or indirectly, of the power to direct, or cause the direction of, the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract, or by any other means.

“Controlling Person” has the meaning set forth in Section 4.9(a).

“Convertible Securities” means any evidence of indebtedness, shares of Capital Stock (other than Common Stock) or other Securities (including Options) that are directly or indirectly convertible into, or otherwise exchangeable or exercisable for, Shares.

“Damages” has the meaning set forth in Section 4.9(a).

“DCR” has the meaning set forth in Section 2.3.

“Debt” means, with respect to the Company and its subsidiaries, all liabilities, including all obligations in respect of principal, accrued interest, penalties, fees and premiums, for (a) indebtedness for borrowed money (including principal and accrued interest), (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments (including principal and accrued interest), (c) “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) indebtedness for payments arising in respect of drawn letters of credit or bankers’ acceptances or secured by a purchase money mortgage or other lien to secure all or part of the purchase price of the property subject to such mortgage or lien, (e) liabilities and obligations under capital leases (determined in accordance with GAAP), and (f) indebtedness of third Persons which is directly or indirectly guaranteed by the Company or any of its subsidiaries.

“Demand Registration” has the meaning set forth in Section 4.2(a).

“Director” means, with respect to any Person, any member of the board of directors of such Person (other than any advisory, honorary or other non-voting member of such board).

“DTC” has the meaning set forth in Section 4.8.

“Equity Issuance” means any issuance, sale or placement of any Common Stock or other Capital Stock of the Company or any of its subsidiaries, and any issuance, sale or placement of any other Securities of the Company or any of its subsidiaries that are convertible or exchangeable into Common Stock or other Capital Stock of the Company or any of its subsidiaries; provided, however, that no Permitted Issuance shall constitute or be deemed to constitute an “Equity Issuance” for purposes of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with all rules and regulations promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Full Cooperation” means, in connection with any Underwritten Offering, where, in addition to the cooperation otherwise required by this Agreement, members of senior management of the Company (including the chief executive officer and chief financial officer) fully cooperate with the underwriter(s) in connection with all reasonable and customary recommendations and requests of such underwriter(s), and make themselves available upon reasonable notice to participate in due diligence meetings or calls, “road-show” and other reasonable and customary marketing activities in such locations (domestic and foreign) as recommended by the underwriter(s).

“GAAP” means United States generally accepted accounting principles in effect as of the date hereof.

“Holder” means TPG and any Permitted Transferee that becomes a Holder pursuant to Section 4.13, and solely for purposes of Article IV and related definitions, the TPG Manager.

“Indemnified Party” has the meaning set forth in Section 4.9(c).

“Indemnifying Party” has the meaning set forth in Section 4.9(c).

“Law” means any statue, law, regulation, ordinance, rule, injunction, order, decree, directive, or any similar form of decision of, or determination by, any governmental or self-regulatory authority.

“Mailing Date” has the meaning set forth in Section 2.1(a).

“Merger Agreement” has the meaning set forth in the Recitals hereto.

“Non-Recourse Party” has the meaning set forth in Section 6.10.

“NYSE” means the New York Stock Exchange and any successor thereto.

“Options” means any options, warrants, or other rights to subscribe for, purchase, or otherwise acquire shares of Capital Stock of the Company (or any successor thereto).

“Permitted Issuance” means (a) any issuance of Capital Stock upon the exercise of Options outstanding as of the date of this Agreement and in accordance with their terms as in effect on the date of this Agreement, (b) any issuance, sale or authorization pursuant to the Company’s existing compensation arrangements for its directors, officers, employees, consultants and agents, (c) any issuance, sale or authorization pursuant to any future compensation arrangements for the Company’s directors, officers, employees, consultants and agents that are approved by the Company’s Compensation Committee, (d) any issuance, sale or authorization pursuant to or in connection with any dividend reinvestment plan or employee stock purchase plan of the Company or the establishment thereof, (e) any issuance in exchange for limited partnership units in Parkway LP in accordance with the limited partnership agreement of Parkway LP, and (e) any issuance, sale or placement of Capital Stock as consideration in any acquisition transaction, including any Change of Control, that has been approved by the Company Board.

“Permitted Transferee” has the meaning set forth in Section 4.13.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, or other entity or organization, including any governmental authority.

“Piggyback Registration” has the meaning set forth in Section 4.3(a).

“Pro Rata Portion” means, with respect to TPG and its Affiliates at a given time and with respect to a given Equity Issuance, a number of shares of Common Stock, other Capital Stock or other Securities to be issued, sold or placed in the Equity Issuance equal to the product of (a) the number of shares of Common Stock, other Capital Stock or other Securities proposed to be issued, sold or placed in the Equity Issuance, multiplied by (b) a fraction, the numerator of which is the aggregate number of shares of Common Stock Beneficially Owned by TPG and its Affiliates on the basis of the number of shares of Common Stock issued and outstanding immediately prior to the Equity Issuance, and the denominator of which is the aggregate number of shares of outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding immediately prior to the Equity Issuance.

“Registrable Securities” means at any time, the shares of Common Stock held beneficially or of record by any of the Holders, including shares of Common Stock acquired by way of a dividend, stock split, recapitalization, plan of reorganization, merger, sale of assets or otherwise. Registrable Securities shall continue to be Registrable Securities until (x) they are sold pursuant to an effective Registration Statement under the Securities Act or (y) they may be sold by their Holder without registration under the Securities Act pursuant to Rule 144 (or any similar provision then in force) without limitation thereunder on volume or manner of sale or other restrictions under Rule 144.

“Registration Expenses” has the meaning set forth in Section 4.4.

“Registration Statement” means any registration statement filed by the Company under the Securities Act that covers any of the Registrable Securities, including a prospectus, amendment and supplements thereto, and all exhibits and material incorporated by reference therein.

“Rule 144” means Rule 144 promulgated under the Securities Act or any successor federal statute, rules, or regulations thereto, and in the case of any referenced section of any such statute, rule, or regulation, any successor section thereto, collectively as from time to time amended and in effect.

“SEC” means the Securities and Exchange Commission.

“Securities” means Capital Stock, limited partnership interests, limited liability company interests, beneficial interests, warrants, options, restricted stock units, notes, bonds, debentures, and other securities, equity interests, ownership interests and similar obligations of every kind and nature of any Person.

“Securities Act” means the Securities Act of 1933 or any successor federal statute, and the rules and regulations of the Securities and Exchange Commission thereunder, and in the case of any referenced section of any such statute, rule or regulation, any successor section thereto, collectively and as from time to time amended and in effect.

“Shares” means (a) all shares of the Capital Stock of the Company originally issued to, or issued with respect to shares originally issued to, or held by, a stockholder of the Company, whenever issued, including all shares of the Company issued upon the exercise, conversion, or exchange of any Convertible Securities and (b) all Convertible Securities originally granted or issued to, or held by, any stockholder (treating such Convertible Securities as a number of shares equal to the number of shares of the Company for which such Convertible Securities may be converted or exercised, for all purposes of this Agreement, except as otherwise set forth herein).

“Suspension Notice” has the meaning set forth in Section 4.7(a).

“Stockholder Approval” means the affirmative vote of holders of a majority of the Common Stock present or represented and entitled to vote at a meeting of stockholders of the Company (other than Common Stock held by TPG and its Affiliates) of certain matters related to the transactions contemplated this Agreement, including without limitation the matters set forth in Section 2.1(b) and Section 3.1(a) hereof that are conditioned on such approval.

“Stockholders Meeting” has the meaning set forth in Section 3.1.

“TPG Manager” has the meaning set forth in the Recitals hereto.

“TPG Nominated Directors” has the meaning set forth in Section 2.1(a).

“Underwriters’ Maximum Number” means, for any Demand Registration or Piggyback Registration, that number of securities to which such registration should, in the opinion of the managing underwriter(s) of such registration, in light of marketing factors, be limited.

“Underwritten Offering” has the meaning set forth in Section 4.2(b).

“Voting Securities” means at any time shares of any class of Capital Stock or other Securities of the Company that are then entitled to vote generally in the election of Directors and not solely upon the occurrence and during the continuation of certain specified events, and any Convertible Securities that may be converted into, exercised for, or otherwise exchanged for such shares of Capital Stock.

Section 1.2 Other Definitional Provisions. When used in this Agreement, the words “hereof,” “herein,” and “hereunder,” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article and Section references are to this Agreement unless otherwise specified. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

ARTICLE II

GOVERNANCE

Section 2.1 TPG’s Representation on Company Board.

(a) On the Closing Date (as defined in the Merger Agreement), if the number of members constituting the Company Board is other than seven (7), the Company Board shall promptly be reconstituted such that the number of members constituting the Company Board shall be seven (7), subject to increase or decrease by the Company Board from time-to-time, in accordance with the certificate of incorporation and bylaws of the Company and this Agreement. On the Closing Date, the Company shall promptly cause up to two (2) persons (in the aggregate) designated by TPG to be appointed to the Company Board in the manner provided in the Company’s governing documents for filling vacancies on the Company Board; provided, that, to the extent TPG has not designated two (2) such persons before Closing, the Company shall promptly cause the remaining persons to be appointed to the Company Board when such persons are designated by TPG. Following the date hereof, subject to Section 2.1(f), for any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board, (i) so long as TPG, together with its Affiliates, Beneficially Owns as of the date of mailing of the Company’s definitive proxy statement in connection with such meeting (the “Mailing Date”) at least five percent (5%), but equal to or less than thirty percent (30%), of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company shall include two (2) persons designated by TPG as members of the slate of Company Board nominees proposed by the Company Board for election by the Company’s stockholders and, subject to the Company Board’s fiduciary duties, shall recommend that the Company’s stockholders vote in favor of the election of all two (2) such nominees, (ii) so long as TPG, together with its Affiliates, Beneficially Owns as of the Mailing Date at least two and one half percent (2.5%), but less than five percent (5%), of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company shall include one (1) person designated by TPG as a member of the slate of Company Board nominees proposed by the Company Board for election by the Company’s stockholders and, subject to the Company Board’s fiduciary duties, shall recommend that the Company’s stockholders vote in favor of the election of such nominee, (iii) if TPG, together with its Affiliates, Beneficially Owns as of the Mailing Date less than two and one half (2.5%) of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company shall not be required to include any persons designated by TPG as members of the slate of Company Board nominees and (iv) if TPG, together with its Affiliates, Beneficially Owns as of the Mailing Date greater than thirty percent (30%) of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company shall include three (3) persons designated by TPG as members of the slate of Company Board nominees proposed by the Company Board for election by the Company’s stockholders and, subject to the Company Board’s fiduciary duties, shall recommend that the Company’s stockholders vote in favor of the election of all three (3) such nominees. The members of the Company Board nominated or elected pursuant to this Section 2.1(a) are referred to herein as the “TPG Nominated Directors.” The Company Board shall not withdraw any nomination or, subject to the Company Board’s fiduciary duties, recommendation required under this Section 2.1(a), unless TPG delivers to the Company Board a written request for such withdrawal. Further, (i) for any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board, the Company Board shall not nominate, in the aggregate, a number of nominees greater than the number of members of the Company Board, (ii) subject to the Company Board’s fiduciary duties, the Company Board shall not recommend the election of any other person to a position on the Company Board for which a TPG Nominated Director has been nominated, and (iii) the Company shall use commercially reasonable efforts to cause each TPG Nominated Director to be elected to the Company Board. If elected to the Company Board, each TPG Nominated Director will hold his or her office as a member of the Company Board for such term as is provided in the articles of incorporation and bylaws of the Company, or until his or her death, resignation or removal from the Company Board or until his or her successor has been duly elected and qualified in accordance with the provisions of this Agreement, the articles of incorporation and bylaws of the Company, and applicable Law.

(b) On the Closing Date, the Company shall promptly cause the committee of the Company Board called the Investment Committee (the “Investment Committee”) and the committee of the Board called the Compensation Committee (the “Compensation Committee” and together with the Investment Committee, each a “Committee”) to be comprised of not more than four (4) members. On the Closing Date, the Company shall promptly cause (i) two (2) TPG Nominated Directors (in the aggregate) designated by TPG to be appointed to the Investment Committee; provided, that, to the extent TPG has not designated up to two (2) TPG Nominated Directors for appointment to the Investment Committee before Closing, the Company shall promptly cause such persons to be appointed to such Committee when such persons are designated by TPG and (ii) one (1) TPG Nominated Director designated by TPG to be appointed to the Compensation Committee; provided, that, to the extent TPG has not designated one (1) TPG Nominated Director for appointment to the Compensation Committee before Closing, the Company shall promptly cause such person to be appointed to such Committee when such person is designated by TPG. Following such appointment(s), (i) so long as TPG, together with its Affiliates, Beneficially Owns at least five percent (5%) of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company Board shall include two (2) TPG Nominated Directors designated by TPG on the Investment Committee and one (1) TPG Nominated Director designation by TPG on the Compensation Committee, (ii) so long as TPG, together with its Affiliates, Beneficially Owns at least two and one half percent (2.5%), but less than five percent (5%), of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company Board shall include one (1) TPG Nominated Director designated by TPG on the Investment Committee and one (1) TPG Nominated Director designation by TPG on the Compensation Committee and (iii) if TPG, together with its Affiliates, Beneficially Owns less than two and one half percent (2.5%) of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company Board shall not be required to include any persons designated by TPG on any Committee. For so long as TPG has the right to designate any TPG Nominated Directors to serve on the Committees, (x) the Company Board shall maintain a committee called the Investment Committee, the rights and responsibilities of which shall include those described on Exhibit A hereto, and a committee called the Compensation Committee, the rights and responsibilities of which shall include those described on Exhibit B hereto, (y) each Committee may only take action with the affirmative vote of at least a majority of its members and (z) (A) the Company Board will not authorize, and the Company Board will not cause to be taken, any action described on Exhibit A or in clause (ii) of Exhibit B hereto, as the case may be, absent the affirmative approval of the Investment Committee or the Compensation Committee, as the case may be, and (B) subject to and only following the receipt of Stockholder Approval, the Company Board will not authorize, and the Company Board will not cause to be taken, any action described in clause (i) of Exhibit B hereto absent the affirmative approval of the Compensation Committee. Furthermore, for so long as TPG has the right to designate any TPG Nominated Directors to serve on the Committees, if to the extent that any TPG Nominated Director is not permitted to serve on the Compensation Committee for any reason, including pursuant to Section 2.1(f) or Section 2.1(g) below, the Company Board shall create a new Committee in accordance with this Section 2.1(b), that includes the requisite number of TPG Nominated Directors, and that has the rights and responsibilities described on Exhibit B hereto. Any such Committee may only take action with the affirmative vote of at least a majority of its members and (x) the Company Board will not authorize, and the Company will not cause to be taken, any action described in clause (ii) of Exhibit B hereto absent the affirmative approval of such action by such Committee, and (y) subject to and only following receipt of Stockholder Approval, the Company Board will not authorize, and the Company Board will not cause to be taken, any action described in clause (i) of Exhibit B hereto absent the affirmative approval by such Committee.

(c) If TPG’s, together with its Affiliates’, Beneficial Ownership of outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, falls below any percentage threshold set forth in Section 2.1(b) above, TPG shall cause one or more, as applicable, of the TPG Nominated Directors to resign from any Committees on which such TPG Nominated Directors serve effective as of the date that is the earlier of the end of such TPG Nominated Director’s term and six months from the date on which TPG’s Beneficial Ownership fell below the applicable percentage, such that the remaining number of TPG Nominated Directors on such Committees does not exceed the number that TPG is then entitled to designate appointment pursuant to the terms and conditions of Section 2.1(b). If TPG’s, together with its Affiliates’, Beneficial Ownership of outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, falls below any percentage threshold set forth in Section 2.1(a) and Section 2.1(b) above, the number of directors that TPG shall be entitled to designate for nomination or appointment at any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board or any Committee thereof shall be reduced to such number that does not exceed the number that TPG is then entitled to designate for nomination or appointment pursuant to the terms and conditions of Section 2.1(a) and Section 2.1(b) above, as applicable, and TPG shall cause one or more, as applicable, of the TPG Nominated Directors to resign as of the date that is the earlier of the end of such TPG Nominated Director’s term and six months from the date on which TPG’s Beneficial Ownership fell below the applicable percentage. If, after the date on which TPG’s Beneficial Ownership fell below the applicable percentage and before the effective date of the TPG Director’s resignation in accordance with the preceding sentence, TPG or its Affiliates acquire additional shares of Common Stock which meet the percentage thresholds set forth in Sections 2.1(a) and 2.1(b) above, then the number of directors that TPG shall be entitled to designate for nomination or appointment at any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members to the Company Board or any Committee thereof shall be increased to the applicable number set forth in Sections 2.1(a) and 2.1 (b) (otherwise, the number of directors that TPG shall be entitled to so designate shall be forever so reduced, even if TPG or its Affiliates shall subsequently acquire additional shares of Common Stock). In addition, TPG shall cause any TPG Nominated Director to resign promptly from the Company Board and any Committees on which such TPG Nominated Director serves if such TPG Nominated Director, as determined by the Company Board in good faith after consultation with outside legal counsel, (i) is prohibited or disqualified from serving as a director of the Company or a member of any such Committees under any rule or regulation of the SEC, the NYSE or by applicable Law, (ii) has engaged in acts or omissions constituting a breach of the TPG Nominated Director’s duty of loyalty to the Company and its stockholders, (iii) has engaged in acts or omissions that involve intentional misconduct or an intentional violation of Law or (iv) has engaged in any transaction involving the Company from which the TPG Nominated Director derived an improper personal benefit that was not disclosed to the Company Board prior to the authorization of such transaction; provided, however, that, subject to the limitations set forth in Section 2.1(a) and Section 2.1(b), TPG shall have the right to replace such resigning TPG Nominated Director with a new TPG Nominated Director, such newly named TPG Nominated Director to be appointed promptly to the Company Board in place of the resigning TPG Nominated Director in the manner set forth in the Company’s governing documents for filling vacancies on the Company Board. Nothing in this paragraph (c) or elsewhere in this Agreement (except Section 2.1(e)) shall confer any third-party beneficiary or other rights upon any person designated hereunder as a TPG Nominated Director, whether during or after such person’s service on the Company Board.

(d) For so long as TPG has the right to designate at least one (1) TPG Nominated Director for nomination to the Company Board pursuant to Section 2.1(a) above, the Company Board shall (i) fill vacancies created by reason of death, removal or resignation of any TPG Nominated Director promptly upon request by TPG and only as directed by TPG, subject to the terms and conditions set forth in Section 2.1(a) above and Sections 2.1(f) and 2.1(g) below, and (ii) fill vacancies created by reason of death, removal or resignation of any director who is not a TPG Nominated Director (a “Non-TPG Director”) promptly upon request by the Non-TPG Directors and only as directed by the Non-TPG Directors; provided, however, that any such director designated by the Non-TPG Directors shall, as a condition precedent to his or her nomination, meet each of the requirements set forth in clauses (i) – (iv) of Section 2.1(f) below (it being understood that, for the purposes hereof, the word “TPG” appearing in clause (i) thereof shall be replaced with the words “the Non-TPG Directors”), other than, in the case of any non-independent or management director, the requirements of clause (iii) thereof. Further, for so long as TPG has the right to designate at least one (1) TPG Nominated Director for appointment to any Committee pursuant to Section 2.1(b) above, the Company Board shall appoint and remove the TPG Nominated Directors as members of any such Committee promptly upon request by TPG and only as directed by TPG, and shall fill vacancies created by reason of death, removal or resignation of any TPG Nominated Director promptly upon request by TPG and only as directed by TPG, subject to the terms and conditions set forth in Section 2.1(b) and 2.1(c) above and Sections 2.1(f) and 2.1(g) below. So long as TPG has promptly named a replacement, following any death, removal or resignation of any TPG Nominated Director, and prior to any the appointment of such replacement in accordance with this Agreement, the Company Board agrees not to authorize or take, and agrees to cause each Committee not to authorize or take, any action that would otherwise require the consent of a TPG Nominated Director until such time as such newly named TPG Nominated Director has been so appointed to the Board or such Committee.

(e) Each TPG Nominated Director that is elected to the Company Board shall be indemnified by the Company and its subsidiaries, if applicable, in connection with his or her service as a member of the Company Board or any Committee to the fullest extent permitted by law and will be exculpated from liability for damages to the fullest extent permitted by law. Without limiting the foregoing in this Section 2.1(e), each TPG Nominated Director who is elected to the Company Board shall be entitled to receive from the Company and its subsidiaries, if applicable, the same insurance coverage in connection with his or her service as a member of the Company Board and any Committee as is provided for each of the other members of the Company Board or Committee, as applicable.

(f) TPG shall only designate a person to be a TPG Nominated Director (i) who TPG believes in good faith has the requisite skill and experience to serve as a director of a publicly-traded company, (ii) who is not prohibited from or disqualified from serving as a director of the Company pursuant to any rule or regulation of the SEC, the NYSE or applicable Law, (iii) who meets the independence standards set forth in Section 303A.02(b) of the NYSE Listed Company Manual and (iv) with respect to which no event required to be disclosed pursuant to Item 401(f) of Regulation S-K of the 1934 Act has occurred. Notwithstanding anything to the contrary in this Section 2.1, the parties hereto agree that members of the Company Board shall retain the right to object to the nomination, election or appointment of any TPG Nominated Director for service on the Company Board or any Committee if the members of the Company Board determine in good faith, after consultation with outside legal counsel, that such TPG Nominated Director fails to meet the criteria set forth above or, with respect to any TPG Nominated Director to be appointed to the Company’s Audit Committee, Governance Committee or Compensation Committee, any other rule or regulation of the SEC, the NYSE or applicable Law that applies to members of a company’s audit committee, governance committee or compensation committee (including for purposes of Section 16 of the Exchange Act and Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”)). In the event that the members of the Company Board object to the nomination, election or appointment of any TPG Nominated Director to the Company Board or any Committee pursuant to the terms of this Section 2.1(f), the Company Board shall nominate or appoint, as applicable, another individual designated by TPG as the TPG Nominated Director nominated for election to the Company Board or appointed to the Committee, as applicable, that meets the criteria set forth in this Section 2.1(f) and Section 2.1(g).

(g) Notwithstanding anything to the contrary in this Section 2.1, nothing shall prevent the Company Board from acting in accordance with their respective fiduciary duties or applicable Law or stock exchange requirements. The Company Board shall have no obligation to nominate, elect or appoint any TPG Nominated Director if such nomination, election or appointment would violate applicable Law or NYSE requirements or result in a breach by the Company Board of its fiduciary duties to its stockholders; provided, however, that the foregoing shall not affect the right of TPG to designate an alternative individual as the TPG Nominated Director nominated for election to the Company Board or appointed to the Committee, as applicable, subject to the other terms, conditions and provisions in this Article II.

(h) The rights of TPG set forth in this Section 2.1 shall be in addition to, and not in limitation of, such voting rights that TPG may otherwise have as a holder of capital stock of the Company.

Section 2.2 Consent Rights.

(a) For so long as TPG, together with its Affiliates, Beneficially Owns at least five percent (5%) of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, prior written consent of TPG will be required for:

(i) Any increase or decrease of the size of any Committee; and

(ii) Any change in the rights and responsibilities of either the Investment Committee or the Compensation Committee (or any additional Committee created in accordance with the last sentence of Section 2.1(b)) as set forth in Exhibit A or Exhibit B, as applicable (other than as expressly contemplated hereby).

(b) Notwithstanding the foregoing and for the avoidance of doubt, the consent rights set forth in paragraph (a) above shall not apply, and TPG’s prior written consent shall not be required for any actions taken or to be taken, in connection with a Change of Control of the Company. The rights of TPG and its Affiliates set forth in this Section 3.2 shall be in addition to, and not in limitation of, such voting rights that TPG and its Affiliates may otherwise have as holders of capital stock of the Company.

Section 2.3 Domestically Controlled Status. The Company shall, at least once in each calendar year, and, upon the prior request of TPG, one additional time within such calendar year, determine whether the Company is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4) of the Code (a “DCR”); provided, however, that such examination shall be limited to information filed publicly with the SEC with respect to the ownership of stock of the Company (i.e., Schedules 13) and any information related to the ownership of the Company provided by TPG, and that the Company shall not be required to take any action (or to not take any action) so as to be treated as a DCR at any given time; provided, further, that TPG shall not request that the Company conduct an examination within 180 days prior to the Company’s completion of its most recent prior examination.

ARTICLE III

PRE-EMPTIVE RIGHTS

Section 3.1 Pre-Emptive Rights.

(a) For so long as TPG, together with its Affiliates, Beneficially Owns at least five percent (5%) of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, and subject to any rules of the NYSE that may limit or restrict such purchases, TPG or one or more TPG Affiliates designated by TPG shall have the option and right (but not the obligation) to participate (or nominate any of TPG’s Affiliates to participate) in any Equity Issuance by purchasing in the aggregate up to TPG’s and its Affiliates’ Pro Rata Portion of such Equity Issuance at the same price and the same terms and conditions as offered to other investors in the Equity Issuance.

(b) The Company agrees to use its reasonable best efforts to take any and all action, or to cause such action to be taken, as is necessary or appropriate to allow TPG or its Affiliate(s), as applicable, to fully participate in any Equity Issuance in accordance with the provisions of this Agreement.

(c) In the event the Company proposes to undertake an Equity Issuance, the Company shall promptly give TPG prior written notice of its intention, describing the type of equity interests, the price at which such securities are proposed to be issued (or, in the case of an underwritten or privately placed offering in which the price is not known at the time the notice is given, the method of determining the price and an estimate thereof), the timing of such proposed Equity Issuance and the general terms and conditions upon which the Company proposes to effect the Equity Issuance. TPG and its Affiliates shall have fifteen (15) Business Days (or, if the Company expects that the proposed Equity Issuance will be effected in less than fifteen (15) Business Days, such shorter period, that shall be as long as practicable, as may be required in order for TPG and its Affiliates to participate in such proposed Equity Issuance) from the date TPG receives notice of the proposed Equity Issuance to elect to purchase their Pro Rata Portion of such Equity Issuance for the consideration and upon the terms specified in the notice provided by the Company pursuant to this Section 3.1(b) by giving written notice to the Company and stating therein the quantity of equity interests to be purchased. Any such notice shall be irrevocable. Any purchase of Equity Interests by TPG and its Affiliates pursuant to this Section 3.1 shall occur contemporaneously with, and be subject to the same terms and conditions as, the closing of the sale of the Equity Interests by the Company to the other parties.

(d) The purchase by TPG and its Affiliates of Equity Interests pursuant to this Section 3.1 shall be subject to the limitations on stock ownership set forth in the Company’s organizational documents; provided, that Company shall provide any necessary waiver of such limitations upon receipt of a representation letter from TPG and its Affiliates (or updated representation letter, as the case may be, similar to the representation letter provided by TPG and its Affiliates in connection with the Distribution).

(e) In the event that neither TPG nor any of its Affiliates exercises the right forth in this Section 3.1 within the applicable period as set forth above, the Company shall be permitted to sell the equity interests in respect of which such pre-emptive rights were not exercised. In the event that the Company has not sold the equity interests within ninety (90) days of its notice to TPG as contemplated by Section 3.1(b), for purposes of this Section 3.1 such proposed Equity Issuance shall be deemed to have been terminated, and the Company shall provide TPG with a new notice prior to undertaking a subsequent Equity Issuance.

(f) The Company shall have the right, in its sole discretion, at all times prior to consummation of any proposed Equity Issuance giving rise to the rights granted by this Section 3.1, to abandon, withdraw or otherwise terminate such proposed Equity Issuance, without any liability to TPG or its Affiliates.

ARTICLE IV

REGISTRATION RIGHTS

Section 4.1 Registration at Closing. The Company shall use commercially reasonable efforts to file, within thirty (30) days of Closing, a Registration Statement registering for sale all of the Registrable Securities held by the Holders and, as soon as practicable thereafter, cause such Registration Statement to become effective (and remain effective until the completion of the distribution contemplated thereby) and file a final prospectus relating thereto, subject, in each of the foregoing cases, to the ability of the Company to satisfy financial statement requirements related to the closing of the Merger. The plan of distribution set forth in the prospectus included in the Registration Statement shall include such methods of distribution as reasonably requested by the Holders. For the avoidance of doubt, such registration shall not be deemed a “Demand Registration” for purposes of the limitations set forth in Section 4.2(a).

Section 4.2 Demand Registration.

(a) Subject to the provisions hereof, at any time on or after the date that is 180 days after the Closing Date (as defined in the Merger Agreement), the Holders of a majority of Registrable Securities shall have the right to require the Company to file a Registration Statement registering for sale all or part of their respective Registrable Securities under the Securities Act (a “Demand Registration”) by delivering a written request therefor to the Company (i) specifying the number of Registrable Securities to be included in such registration by such Holder or Holders, (ii) specifying whether the intended method of disposition thereof is pursuant to an Underwritten Offering (as defined below), and (iii) containing all information about such Holder required to be included in such Registration Statement in accordance with applicable law. As soon as practicable after the receipt of such demand, the Company shall (x) promptly notify all Holders from whom the request for registration has not been received and (y) use reasonable best efforts to effect such registration (including, without limitation, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) of the Registrable Securities that the Company has been so requested to register; provided, however, that (i) the Holders shall not make a request for a Demand Registration under this Section 4.2(a) for Registrable Securities having an anticipated aggregate offering price of less than $5,000,000, (ii) the Holders will not be entitled to require the Company to effect more than three (3) Demand Registrations in the aggregate under this Agreement, and (iii) the Company will not be obligated to effect more than one (1) Demand Registration in any six (6) month period.

(b) The offering of the Registrable Securities pursuant to such Demand Registration may be in the form of an underwritten public offering (an “Underwritten Offering”). In such case, (i) the Company may designate the managing underwriter(s) of the Underwritten Offering, provided that such Holders may designate a co-managing underwriter to participate in the Underwritten Offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed and (ii) the Company shall (together with the Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form for underwriting agreements for firm commitment offerings of equity securities with the managing underwriter(s) proposing to distribute their securities through such Underwritten Offering, which underwriting agreement shall have indemnification provisions in substantially the form as set forth in Section 4.9 of this Agreement; provided, that (i) the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the underwriter(s) shall also be made to and for the benefit of the Holders proposing to distribute their securities through the Underwritten Offering, (ii) no Holder shall be required to make any representations and warranties to, or agreements with, any underwriter in a registration other than customary representations, warranties and agreements and (iii) the liability of each Holder in respect of any indemnification, contribution or other obligation of such Holder arising under such underwriting agreement (a) shall be limited to losses arising out of or based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, incorporated document or other such disclosure document or other document or report, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder expressly for inclusion therein and (b) shall not in any event, absent fraud or intentional misrepresentation, exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters’ discounts and commissions) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such Underwritten Offering. No Holder may participate in any such Underwritten Offering unless such Holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement. The Company shall not be obligated to effect or participate (a) more than two (2) Underwritten Offerings in any twelve (12) month period, and (b) in any Underwritten Offering during any lock-up period required by the underwriter(s) in any prior underwritten offering conducted by the Company on its own behalf or on behalf of the Holders.

(c) If, in connection with an Underwritten Offering, the managing underwriter(s) advise the Company that in its or their reasonable opinion the number of securities proposed to be included in such registration exceeds the Underwriters’ Maximum Number, then (i) the Company shall so advise all Holders of Registrable Securities to be included in such Underwritten Offering and (ii) the Company will be obligated and required to include in such Underwritten Offering only that number of Registrable Securities requested by the Holders thereof to be included in such registration that does not exceed such Underwriters’ Maximum Number, such Registrable Securities to be allocated pro rata among the Holders thereof on the basis of the number of Registrable Securities requested to be included therein by each such Holder. No shares of Common Stock held by any Person other than Registrable Securities held by the Holders shall be included in a Demand Registration without the prior written consent of the holders of a majority in interest of the Registrable Securities.

(d) A registration will not be deemed to have been effected as a Demand Registration unless the Registration Statement relating thereto has been declared effective by the SEC, at least 75% of the Registrable Securities requested to be included in the registration by the Holders are included in such registration, and the Company has complied in all material respects with its obligations under this Agreement with respect thereto; provided, however, that if, after it has become effective, (i) such Registration Statement or the related offer, sale or distribution of Registrable Securities thereunder is or becomes the subject of any stop order, injunction or other order or requirement of the SEC or any other governmental or administrative agency, or if any court prevents or otherwise limits the sale of the Registrable Securities pursuant to the registration, and in each case less than all of the Registrable Securities covered by the effective Registration Statement are actually sold by the selling Holder or Holders pursuant to the Registration Statement, or (ii) if, in the case of an Underwritten Offering, the Company fails to provide Full Cooperation, then such registration will be deemed not to have been effected for purposes of clause (ii) of the proviso to Section 4.2(a). If (i) a registration requested pursuant to this Section 4.2 is deemed not to have been effected as a Demand Registration or (ii) the registration requested pursuant to this Section 4.2 does not remain continuously effective until forty-five (45) days after the commencement of the distribution by the Holders of the Registrable Securities covered by such registration, then the Company shall continue to be obligated to effect a Demand Registration pursuant to this Section 4.2 of the Registrable Securities included in such registration. In circumstances not including the events described in the immediately two preceding sentences of this Section 4.2(d), each Holder of Registrable Securities shall be permitted voluntarily to withdraw all or any part of its Registrable Securities from a Demand Registration at any time prior to the commencement of marketing of such Demand Registration, provided that such registration nonetheless shall count as a Demand Registration for purposes of clause (ii) of the proviso to Section 4.2(a).

Section 4.3 Piggyback Registration.

(a) At any time after the one (1) year anniversary of the Closing Date (as defined in the Merger Agreement), if (and on each occasion that) the Company proposes to register any of its securities under the Securities Act (other than pursuant to Section 4.1 or Section4.2) for the account of any of its security holders and such registration permits the inclusion of the Registrable Securities (each such registration not withdrawn or abandoned prior to the effective date thereof being herein referred to as a “Piggyback Registration”), the Company shall give written notice to all Holders of such proposal promptly, but in no event later than ten (10) Business Days prior to the anticipated filing date.

(b) Subject to the provisions contained in paragraphs (a) and (c) of this Section 4.3 and in the last sentence of this paragraph (b), the Company will be obligated and required to include in each Piggyback Registration such Registrable Securities as requested in a written notice from any Holder delivered to the Company no later than five (5) Business Days following delivery of the notice from the Company specified in Section 4.3(a). The Holders of Registrable Securities shall be permitted to withdraw all or any part of their shares from any Piggyback Registration at any time on or before the fifth business day prior to the planned effective date of such Piggyback Registration, except as otherwise provided in any written agreement with the Company’s underwriter(s) establishing the terms and conditions under which such Holders would be obligated to sell such securities in such Piggyback Registration. The Company may terminate or withdraw any Piggyback Registration prior to the effectiveness of such registration, whether or not the Holders have elected to include Registrable Securities in such registration.

(c) If a Piggyback Registration is an Underwritten Offering on behalf of a holder of Company securities other than Holders, and the managing underwriter(s) advise the Company that in its or their reasonable opinion the number of securities proposed to be included in such registration exceeds the Underwriters’ Maximum Number, then the Company shall include in such registration (i) first, the number of securities requested to be included therein by the holder(s) originally requesting such registration, (ii) second, the number of securities requested to be included therein by all Holders who have requested registration of Registrable Securities in accordance with Section 4.3(a), pro rata on the basis of the aggregate number of Registrable Securities requested to be included by each such Holder and (iii) third, any other securities that have been requested to be so included by any other person.

(d) In any Piggyback Registration that is an Underwritten Offering, the Company shall have the right to select the managing underwriter(s) for such registration.

(e) The Company shall not grant to any Person the right to request the Company to register any shares of Company securities in a Piggyback Registration unless such rights are consistent with the provisions of this Section 4.3.

Section 4.4 Registration Expenses. In connection with registrations pursuant to Section 4.1, Section 4.2 or Section 4.3 hereof, the Company shall pay all of the costs and expenses incurred in connection with the registrations thereunder (the “Registration Expenses”), including all (a) registration and filing fees and expenses, including, without limitation, those related to filings with the SEC, (b) fees and expenses of compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (c) reasonable processing, duplicating and printing expenses, including expenses of printing prospectuses reasonably requested by any Holder, (d) of the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any liability insurance and the expense of any annual audit or quarterly review), (e) fees and expenses incurred in connection with listing the Registrable Securities for trading on a national securities exchange, (f) fees and expenses in connection with the preparation of the registration statement and related documents covering the Registrable Securities, (g) fees and expenses, if any, incurred with respect to any filing with FINRA, (h) any documented out-of-pocket expenses of the underwriter(s) incurred with the approval of the Company, (i) the cost of providing any CUSIP or other identification numbers for the Registrable Securities, (j) fees and expenses and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including, without limitation, the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested), (k) fees and expenses of any special experts retained by the Company in connection with such registration, and (l) reasonable and documented fees and expenses of one firm of counsel for the Holders to be selected by the Holders of a majority of the Registrable Securities to be included in such registration (“Holders’ Counsel”); provided, however, that the Company shall reimburse the Holders for the reasonable and documented fees and disbursements one, but not more than one, additional counsel retained by any Holder for the purpose of rendering any opinion required by the Company or the managing underwriter(s) to be rendered on behalf of such Holder in connection with any Demand Registration. Other than as provided in the foregoing sentence, the Company shall have no obligation to pay any out-of-pocket expenses of the Holders relating to the registrations effected pursuant to this Agreement. Notwithstanding the foregoing, Holders shall be responsible, on a pro rata basis based on the number of Registrable Securities included in the applicable registered offering by each such Holder, for any underwriting discounts and commissions attributable to the sale of Registrable Securities pursuant to a Registration Statement. The obligation of the Company to bear the expenses described in this Section 4.4 and to pay or reimburse the Holders for the expenses described in this Section 4.4 shall apply irrespective of whether any sales of Registrable Securities ultimately take place.

Section 4.5 Registration Procedures. In the case of each registration effected by the Company pursuant to this Agreement, the Company shall keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. In connection with any such registration:

(a) The Company will, as soon as reasonably practicable (and in any event, within 90 days) after its receipt of the request for registration under Section 4.2(a), prepare and file with the Commission a Registration Statement on Form S-1, Form S-3 or another appropriate Securities Act form reasonably acceptable to the Holders, and use reasonable best efforts to cause such Registration Statement to become and remain effective until the completion of the distribution contemplated thereby.

(b) The Company will (i) promptly prepare and file with the Commission such amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for as long as such registration is required to remain effective pursuant to the terms hereof, (ii) cause the prospectus to be supplemented by any required prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act, and (iii) comply with the provisions of the Securities Act applicable to it with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement or supplement to the prospectus.

(c) The Company will, at least ten (10) days prior to filing a Registration Statement or at least five (5) days prior to filing a prospectus or any amendment or supplement to such Registration Statement or prospectus, furnish to (i) each Holder of Registrable Securities covered by such Registration Statement, (ii) Holders’ Counsel and (iii) each underwriter of the Registrable Securities covered by such Registration Statement, copies of such

Registration Statement and each amendment or supplement as proposed to be filed, together with any exhibits thereto, which documents will be subject to reasonable review and comment by each of the foregoing Persons within five (5) days after delivery, and thereafter, furnish to such Holders, Holders’ Counsel and the underwriter(s), if any, such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents or information as such Holder, Holders’ Counsel or the underwriter(s) may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the plan of distribution set forth in the prospectus included in the Registration Statement; provided, however, that notwithstanding the foregoing, if the Company intends to file any prospectus, prospectus supplement or prospectus sticker that does not make any material changes in the documents already filed, then Holders’ Counsel will be afforded such opportunity to review such documents prior to filing consistent with the time constraints involved in filing such document, but in any event no less than one (1) day.

(d) The Company will promptly notify each Holder of any stop order issued or threatened by the SEC and, if entered, use reasonable best efforts to prevent the entry of such stop order or to remove it as soon as reasonably possible.

(e) On or prior to the date on which the Registration Statement is declared effective, the Company shall use reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any Holder reasonably requests and do any and all other lawful acts and things which may be reasonably necessary or advisable to enable the Holders to consummate the disposition in such jurisdictions of such Registrable Securities, and use commercially reasonable efforts to keep each such registration or qualification (or exemption therefrom) effective during the period which the Registration Statement is required to be kept effective; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (e), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction.

(f) The Company will notify each Holder, Holders’ Counsel and the underwriter(s) promptly and (if requested by any such Person) confirm such notice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or prospectus or for additional information to be included in any Registration Statement or prospectus or otherwise, (iii) of the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or blue sky laws or the initiation of any proceedings for that purpose, and (iv) of the happening of any event that requires the making of any changes in a Registration Statement or related prospectus or any document incorporated or deemed to be incorporated by reference therein so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements in the Registration Statement and prospectus not misleading in light of the circumstances in which they were made; and, as promptly as practicable thereafter, prepare and file with the SEC and furnish a supplement or amendment to such prospectus so that, as thereafter deliverable to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Holder hereby agrees to keep any disclosures under subsection (iv) above confidential until such time as a supplement or amendment is filed.

(g) The Company will furnish customary closing certificates and other deliverables to the underwriter(s) and the Holders and enter into customary agreements satisfactory to the Company (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities.

(h) The Company will make available for inspection by any underwriter participating in any disposition pursuant to a Registration Statement, and any attorney, accountant or other agent retained by any such seller or underwriter (in each case after reasonable prior notice and at reasonable times during normal business hours and without unnecessary interruption of the Company’s business or operations), all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with the Registration Statement.

(i) The Company, during the period when the prospectus is required to be delivered under the Securities Act, promptly will file all documents required to be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

(j) The Company shall use reasonable best efforts to cause all Registrable Securities registered pursuant to the terms hereof to be listed on each national securities exchange on which the Common Stock of the Company is then listed.

(k) The Company shall use commercially reasonable efforts to cooperate and assist in obtaining of all necessary approvals from FINRA, if any.

(l) The Company shall provide a transfer agent and registrar for the Registrable Securities not later than the effective date of such Registration Statement.

(m) If requested, the Company shall furnish to each Holder a copy of all documents filed with and all correspondence from or to the SEC in connection with the offering of Registrable Securities.

(n) The Company otherwise shall use its reasonable best efforts to comply with all applicable rules and regulations of the SEC.

(o) The Company shall furnish to any requesting underwriter in an Underwritten Offering, addressed to such underwriter, (i) an opinion of the Company’s counsel (which may be the Company’s General Counsel), dated the date of closing of the sale of any Registrable Securities thereunder, as well as a consent to be named in the Registration Statement or any prospectus thereto, and (ii) comfort letters and consent to be named in the Registration Statement or any prospectus relating thereto signed by the Company’s independent public accountants who have examined and reported on the Company’s financial statements included in the Registration Statement, in each case covering substantially the same matters with respect to the Registration Statement (and the prospectus included therein) and (in the case of the accountants’ comfort letters) with respect to events subsequent to the date of the financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ comfort letters delivered to the underwriters in underwritten public offerings of securities, to the extent that the Company is required to deliver or cause the delivery of such opinion or comfort letters to the underwriters in an Underwritten Offering.

(p) In connection with each Demand Registration, the Company shall cause there to occur Full Cooperation.

For purposes of Section 4.5(a) and Section 4.5(b), the period of distribution of Registrable Securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Securities in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Securities covered thereby and one hundred twenty (120) days after the effective date thereof.

Section 4.6 Holders’ Obligations. The Company may require each Holder to promptly furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration, including all such information as may be requested by the SEC. Each Holder agrees that, notwithstanding the provisions of Section 4.7 hereof, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4.5(f) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.5(f) hereof, and, if so directed by the Company, such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession and retained solely in accordance with record retention policies then-applicable to such Holder, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective by the number of days during the period from and including the date of the giving of notice pursuant to Section 4.5(f) hereof to the date when the Company shall make available to the Holders a prospectus supplemented or amended to conform with the requirements of Section 4.5(f) hereof.

Section 4.7 Blackout Provisions.

(a) Notwithstanding anything in this Agreement to the contrary, by delivery of written notice to the participating Holders (a “Suspension Notice”) stating which one or more of the following limitations shall apply to the addressee of such Suspension Notice, the Company may (i) postpone effecting a registration under this Agreement, or (ii) require such addressee to refrain from disposing of Registrable Securities under the registration, in either case for a period of no more than forty-five (45) consecutive days from the delivery of such Suspension Notice (which period may not be extended or renewed). The Company may postpone effecting a registration or apply the limitations on dispositions specified in clause (ii) of this Section 4.7(a) if (x) the Company Board, in good faith, determines that such registration or disposition would materially impede, delay or interfere with any material transaction then pending or proposed to be undertaken by the Company or any of its subsidiaries, or (y) the Company in good faith determines that the Company is in possession of material non-public information the disclosure of which during the period specified in such notice the Company Board, in good faith, reasonably believes would not be in the best interests of the Company; provided that the Company may not take any actions pursuant to this Section 4.7(a) for a period of time in excess of ninety (90) days in the aggregate in any twelve (12)-month period.

(b) If the Company shall take any action pursuant to clause (ii) of Section 4.7(a) with respect to any participating Holder in a period during which the Company shall be required to cause a Registration Statement to remain effective under the Securities Act and the prospectus to remain current, such period shall be extended for such Person by one (1) day beyond the end of such period for each day that, pursuant to Section 4.7(a), the Company shall require such Person to refrain from disposing of Registrable Securities owned by such Person.

Section 4.8 Exchange Act Registration. The Company will use its reasonable best efforts to timely file with the SEC such information as the SEC may require under Section 13(a) or Section 15(d) of the Exchange Act, and the Company shall use its reasonable best efforts to take all action as may be required as a condition to the availability of Rule 144 or Rule 144A under the Securities Act with respect to its Common Stock. The Company shall furnish to any holder of Registrable Securities forthwith upon request such reports and documents as a holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a holder to sell any such Registrable Securities without registration to the extent that such reports or documents are not publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system or any successor system thereto. Certificates evidencing Registrable Securities shall not contain any legend at such time as a Holder has provided reasonable evidence to the Company (including any customary broker’s or selling stockholder’s letters but expressly excluding an opinion of counsel other than with respect to clauses (d) or (e) below), that (a) there has been a sale of such Registrable Securities pursuant to an effective registration statement, (b) there has been a sale of such Registrable Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (c) such Registrable Securities are then eligible for sale under Rule 144(b)(i), (d) in connection with a sale, assignment or other transfer (other than under Rule 144), upon request of the Company, such Holder provides the Company with an opinion of counsel to such Holder, in a reasonably acceptable form, to the effect that such sale, assignment or transfer of the Registrable Securities may be made without registration under the applicable requirements of the Securities Act or (e) such legend is not required under applicable requirements of the Securities Act (including controlling judicial interpretations and pronouncements issued by the SEC). Following such time as restrictive legends are not required to be placed on certificates representing Registrable Securities pursuant to the preceding sentence, the Company will, no later than three (3) Business Days following the delivery by a Holder to the Company or the Company’s transfer agent of a certificate representing Registrable Securities containing a restrictive legend and the foregoing evidence (and opinion if applicable), deliver or cause to be delivered to such Holder a certificate representing such Registrable Securities that is free from all restrictive and other legends or credit the balance account of such Holder’s or such Holder’s nominee with the Depository Trust Company (the “DTC”) (if DTC is then offered by the Company and its transfer agent) with a number of shares of Common Stock equal to the number of shares of Common Stock represented by the certificate so delivered by such Holder.

Section 4.9 Indemnification.

(a) Indemnification by the Company. The Company agrees, notwithstanding the termination of this Agreement, to indemnify and hold harmless, to the fullest extent permitted by law, each Holder and each of its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, managing members, general and limited partners, officers, directors, employees and agents of such controlling Person (each, a “Controlling Person”), from and against any and all losses, claims, damages, settlement amounts (only if the Company consented in writing to the settlement, which consent shall not be unreasonably withheld), liabilities, reasonable attorneys’ fees, costs and expenses of investigating and defending any such claim (collectively, “Damages”) and any action in respect thereof to which such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and any such Controlling Persons may become subject to under the Securities Act or otherwise, but only insofar as such Damages (or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus of the Company (or any amendment or supplement thereto) or any preliminary prospectus of the Company, or arise out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, except insofar as the same are based upon information furnished in writing to the Company by such Holder or any of its managers, members, managing members, general partners, officers, directors, employees, agents and Controlling Persons expressly for use therein, and, consistent with and subject to the foregoing, shall reimburse such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and each such Controlling Person for any legal and other expenses reasonably incurred by such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, or any such Controlling Person in investigating or defending or preparing to defend against any such Damages or proceedings. In addition to the indemnity contained herein, the Company will reimburse each Holder for its reasonable out-of-pocket legal and other expenses (including the reasonable out-of-pocket cost of any investigation, preparation and travel in connection therewith) as incurred in connection therewith, as promptly as practicable after such expenses are incurred and invoiced.

(b) Indemnification by the Holder. The Holders agree, severally and not jointly, to indemnify and hold harmless the Company, its officers, directors, employees and agents and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, managing members, general and limited partners, officers, directors, employees and agents of such controlling Person, to the same extent as the foregoing indemnity from the Company to the Holders, but only with respect to information related to the Holders, or their plan of distribution, furnished in writing by the Holders or any of their managers, members, managing members, general partners, officers, directors, employees, agents and Controlling Persons to the Company expressly for use in any Registration Statement or prospectus, or any amendment or supplement thereto, or any preliminary prospectus. No Holder shall be required to indemnify any Person pursuant to this Section 4.9(b) for any amount in excess of the net proceeds received by such Holder from the sale of the Registrable Securities sold for the account of such Holder.

(c) Conduct of Indemnification Proceedings. Promptly after receipt by any Person (an “Indemnified Party”) of notice of any claim or the commencement of any action in respect of which indemnity may be sought pursuant to Section 4.9(a) or Section 4.9(b), the Indemnified Party shall, if a claim in respect thereof is to be made against the Person against whom such indemnity may be sought (an “Indemnifying Party”), notify the Indemnifying Party in writing of the claim or the commencement of such action; provided, that the failure to notify the Indemnifying Party shall not relieve it from any liability that it may have to an Indemnified Party except to the extent of any actual prejudice resulting therefrom. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, that the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party and its Controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, but the fees and expenses of such counsel shall be for the account of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of, and reimbursement of fees for, such counsel or (ii) in the reasonable opinion of counsel to such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnified Parties. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or would reasonably have been a party and indemnity would reasonably have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding. Whether or not the defense of any claim or action is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its written consent.

Section 4.10 No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to any of its securities (including any registration or similar agreement) which is inconsistent with or violates the material rights granted to the Holders in this Agreement.

Section 4.11 Lock-Up Agreements. Each of the Holders and the Company agrees that, in connection with an Underwritten Offering in respect of which Registrable Securities are being sold, or in connection with any other public offering of Common Stock by the Company, if requested by the underwriter(s), it will enter into customary “lock-up” agreements pursuant to which it will agree not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible or exchangeable into Common Stock (subject to customary exceptions) for a period not to exceed ninety (90) days from the effective date of the Registration Statement pertaining to such Registrable Securities or from such other date as may be requested by the underwriter(s). The Company further agrees that, in connection with an Underwritten Offering in respect of which Registrable Securities are being sold, if requested by the managing underwriter(s), it will exercise its best efforts to obtain agreements (in the underwriters’ customary form) from its directors and executive officers not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible or exchangeable into Common Stock (subject to customary exceptions), for a period not to exceed ninety (90) days from the effective date of the Registration Statement pertaining to such Registrable Securities or from such other date as may be requested by the underwriter(s).

Section 4.12 Termination of Registration Rights. The rights granted under this Article IV shall terminate on the earlier of the date that (a) the Holders no longer Beneficially Own any Registrable Securities or (b) all Registrable Securities are eligible for sale without any volume or other limitations or restrictions; provided, however, that the indemnification provisions set forth in Section 4.9 shall survive such termination.

Section 4.13 Assignment; Binding Effect. The rights and obligations provided in this Article IV may be assigned in whole or in part by any Holder to a controlled affiliate of such Holder or to any member, general or limited partner or stockholder of any such Holder (each, a “Permitted Transferee”) without the consent of the Company or any other Holder. Such assignment shall be effective upon receipt by the Company of (a) written notice from the Holder certifying that the transferee is a Permitted Transferee, stating the name and address of the Permitted Transferee and identifying the amount of Registrable Securities with respect to which the rights under this Agreement are being transferred, and (b) a written agreement from the Permitted Transferee to be bound by all of the terms of this Article IV as a “Holder.” Upon receipt of the documents referenced in clauses (a) and (b) of this Section 4.13, the Permitted Transferee shall thereafter be deemed to be a “Holder” for all purposes of this Article IV. Except as set forth in this Section 4.13, the rights and obligations provided in this Article IV may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

ARTICLE V

COVENANTS

Section 5.1 No Conflicting Agreements. For so long as this Agreement remains in effect, neither the Company nor TPG shall enter into any stockholder agreement or arrangement of any kind with any Person with respect to any Shares or other Securities, or otherwise act or agree to act in concert with any Person with respect to any Shares or other Securities, to the extent such agreement, arrangement, or concerted act would controvert, or otherwise be inconsistent in any material respect with, the provisions of this Agreement.

Section 5.2 Further Assurances. Each of TPG and the Company agrees to execute and deliver all such further documents and do all acts and things that from time to time may reasonably be required to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Amendment and Waiver. This Agreement may not be amended, except by an agreement in writing, executed by each of TPG and the Company, and compliance with any term of this Agreement may not be waived, except by an agreement in writing executed on behalf of the party against whom the waiver is intended to be effective. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of any such provision and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 6.2 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void, or otherwise unenforceable, all other provisions of this Agreement, to the extent permitted by Law, shall not be affected and shall remain in full force and effect. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 6.3 Entire Agreement. Except as otherwise expressly set forth herein, this Agreement, together with the agreements and other documents and instruments referred to herein, embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes and preempts any prior understandings, agreements, or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

Section 6.4 Successors and Assigns. Except as expressly set forth herein, neither this Agreement nor any of the rights or obligations of any party under this Agreement (including any rights under Article II and Article III hereof) may be assigned, in whole or in part (except by operation of Law), by either party without the prior written consent of the other party, and any such transfer or attempted transfer without such consent shall be null and void. This Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

Section 6.5 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be an original and all of which, when taken together, shall constitute one and the same agreement.

Section 6.6 Remedies.

(a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that each and every one of the covenants or agreements in this Agreement are not performed in accordance with their terms, and it is therefore agreed that, in addition to, and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order, or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically each and every one of the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b) All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such party.

Section 6.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first (1st) Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to the Company:

[HoustonCo]

[                    ]

[                    ]

[                    ]

Fax No.: [                ]

with a copy (which shall not constitute notice) to:

[                    ]

[                    ]

[                    ]

Attention: [                    ]

Fax No.: [                    ]

If to TPG:

c/o TPG Global, LLC

301 Commerce St, Suite 3300

Fort Worth, Texas 76102

Attn: General Counsel

Facsimile: (817) 871-4001

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: Carl P. Marcellino

Fax: (646) 728-1523

Section 6.8 Governing Law; Venue and Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to, or otherwise giving effect to, any body of Law or other rule that would cause or otherwise require the application of the Laws of any other jurisdiction.

(b) Any action or proceeding against either the Company or TPG relating in any way to this Agreement may be brought exclusively in the courts of the State of New York or (to the extent subject matter jurisdiction exists therefore) the United States District Court for the Southern District of New York, and each of the Company and TPG irrevocably submits to the jurisdiction of both such courts in respect of any such action or proceeding. Any actions or proceedings to enforce a judgment issued by one of the foregoing courts may be enforced in any jurisdiction.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH OF THE COMPANY AND TPG HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION, OR SUIT (WHETHER IN CONTRACT, TORT, OR OTHERWISE), INQUIRY, PROCEEDING, OR INVESTIGATION ARISING OUT OF, OR BASED UPON, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH OF THE COMPANY AND TPG ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTY THAT THIS SECTION 6.8(C) CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH IT IS RELYING, AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. THE COMPANY OR TPG MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 6.8(C) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 6.9 Third Party Benefits. Except the provisions in Section 6.10, none of the provisions of this Agreement are for the benefit of, or shall be enforceable by, any third-party beneficiary.

Section 6.10 No Recourse Against Others. All claims, causes of action (whether in contract or in tort, in law or in equity, or granted by statute), obligations, or liabilities that may be based upon, be in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, performance or breach of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No

Person who is not a Contracting Party, including any and all former, current or future directors, officers, employees, incorporators, members, general or limited partners, controlling persons, managers, management companies, equityholders, affiliates, agents, attorneys, or representatives of, and any and all former, current or future financial advisors or lenders to, any Contracting Party, and any and all former, current or future directors, officers, employees, incorporators, members, general or limited partners, controlling persons, managers, management companies, equityholders, affiliates, agents, attorneys, or representatives of, and any and all former, current or future financial advisors or lenders to, any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (the “Non-Recourse Parties”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement, or the negotiation, execution, performance, or breach of this Agreement; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such claims and causes of action against any such Non-Recourse Parties. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Non-Recourse Party, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the corporate, limited liability company or limited partnership veil, unfairness, undercapitalization, or otherwise, in each case in connection with, or related in any manner to this Agreement, or the negotiation, execution, performance, or breach of this Agreement; and (b) each Contracting Party disclaims any reliance upon any Non-Recourse Parties with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 6.11 Interpretation. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.12 Expenses. Except to the extent otherwise expressly provided herein, the Company shall reimburse TPG and its Affiliates, upon presentation of appropriate documentation, for all reasonable out-of-pocket expenses incurred by TPG and its Affiliates after the date hereof in connection with enforcement of this Agreement.

Section 6.13 Termination. Except to the extent otherwise expressly provided herein, this Agreement, and all of the rights and obligations set forth herein, shall terminate and be of no further force or effect in the event that (a) TPG and its Affiliates cease to Beneficially Own any shares of Common Stock and (b) the registration rights and obligations set forth in Article IV (other than those set forth in Section 4.9) have terminated pursuant to Section 4.12.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement as of the date first written above.

COMPANY:

[HOUSTONCO]

By:
Name:
Title:

TPG:

TPG VI PANTERA HOLDINGS, L.P.

By: TPG Genpar VI Delfir AIV, L.P., its general partner

By: TPG Genpar VI Delfir AIV Advisors, LLC, its general partner

By:
Name:
Title:

TPG MANAGER:

TPG VI MANAGEMENT, LLC

By:
Name:
Title:

(Signature Page to Stockholders Agreement)

Exhibit A

Investment Committee Rights and Responsibilities

The Investment Committee rights and responsibilities shall include committee approval for each of the following:

(i) Any incurrence, assumption, guaranty or other similar assumption of liability by the Company or any of its subsidiaries in respect of any Debt with a principal amount attributed to the Company’s share of greater than $20,000,000; and

(ii) Such other transactions as set forth on Annex I hereto.1

Notwithstanding the foregoing, the consent rights set forth in paragraphs (i) and (ii) above shall not apply, and committee approval shall not be required for any actions taken or to be taken, in connection with a Change of Control of the Company.

[1]	Annex I to be same as Annex I to Exhibit A to existing Stockholders Agreement among the Company and TPG, dated June 5, 2012, as amended, excluding the paragraph entitled “Equity or Equity-Linked Securities” (or covering the subject matter of such paragraph, if such title has changed).

Exhibit B

Compensation Committee Rights and Responsibilities

In addition to its current mandate (as previously provided to TPG), the Compensation Committee Charter rights and responsibilities shall include committee approval for each of the following:

(i) The hiring or termination of any of the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Investment Officer, or any material change in any of the duties of any such executive officer; and

(ii) Any issuance, sale or authorization pursuant to any future compensation arrangements for the Company’s directors, officers, employees, consultants and agents.

Notwithstanding the foregoing, the consent rights set forth in paragraph (i) above shall not apply, and committee approval shall not be required for any actions taken or to be taken, in connection with a Change of Control of the Company.

Annex B

PERSONAL AND CONFIDENTIAL

April 28, 2016

Board of Directors

Cousins Properties Incorporated

191 Peachtree Street NE, Suite 500

Atlanta, Georgia 30303-1740

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Cousins Properties Incorporated (the “Company”) of the exchange ratio (the “Exchange Ratio”) of 1.63 shares of common stock, par value $1 per share (the “Company Common Stock”), of the Company to be issued in exchange for each share of common stock, par value $0.001 per share (the “Parkway Common Stock”), of Parkway Properties, Inc. (“Parkway”) pursuant to the Agreement and Plan of Merger, dated as of April 28, 2016 (the “Agreement”), by and among Parkway, Parkway Properties LP (“Parkway LP”), the Company and Clinic Sub Inc., a wholly-owned subsidiary of the Company. Pursuant to the Agreement, immediately after the consummation of the merger contemplated thereby (the “Merger”), the Company will distribute, on a pro rata basis, to the holders of the shares of Company Common Stock (the “Spin-off”) all of the outstanding shares of a subsidiary of the Company (“HoustonCo”) that will hold the combined assets and liabilities of the Company and Parkway related to the ownership of real properties in Houston.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parkway and any of their respective affiliates and third parties, including TPG Capital LP (“TPG”), affiliates of which are significant shareholders of Parkway, and affiliates and portfolio companies of TPG, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We have provided certain financial advisory and/or underwriting services to TPG and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including, among others, having acted as a joint bookrunner with respect to a public offering of 39,200,000 shares of common stock of Sabre Holdings Corporation, a portfolio company of TPG, in April 2014; as a joint bookrunner with respect to a public offering of 65,000,000 shares of common stock of IMS Health, Inc., a portfolio company of TPG, in April 2014; as a joint bookrunner with respect to a public offering of 7,000,000 shares of common stock of Surgical Care Affiliates, Inc., a portfolio company of TPG, in March 2015; as a joint bookrunner with respect to a public offering of 24,000,000 shares of common stock of Sabre Corporation, a portfolio company of TPG, in May 2015; as financial advisor to TPG Capital Management, LP, an affiliate of TPG, in connection with its acquisition of Life Time Fitness, Inc. (“LTF”) in June 2015; and as a joint bookrunner with respect to a public offering of 11,500,000 shares of common stock of Evolent Heath, Inc., a portfolio company of TPG, in June 2015; We may also in the future provide financial advisory and/or

Board of Directors

Cousins Properties Incorporated

April 28, 2016

Page Two

underwriting services to the Company and Parkway and their respective affiliates and to TPG and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with TPG and its affiliates from time to time and may have invested in limited partnership units of affiliates of TPG from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parkway for the five fiscal years ended December 31, 2015; certain publicly available research analyst reports for the Company and Parkway; certain internal financial analyses and forecasts for Parkway on a stand-alone basis prepared by its management (the “Parkway Management Forecasts”); and certain internal financial analyses and forecasts for the Company on a stand-alone basis as prepared by management of the Company, the Parkway Management Forecasts as adjusted by management of the Company, and certain financial analyses and forecasts for the Company after giving effect to the Merger and the Spin-off (the “Post-Spin-off Company”) and certain financial analyses and forecasts for HoustonCo, in each case, as approved for our use by the Company (collectively, the “Forecasts”), including certain cost savings projected by the management of the Company to be realized by the Post-Spin-off Company and HoustonCo as a result of the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Parkway regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction, the past and current business operations, financial condition and future prospects of the Company, Parkway and the future prospects of the Post-Spin-off Company and HoustonCo; reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of Parkway Common Stock; compared certain financial and stock market information for the Company and Parkway and certain financial information for the Post-Spin-off Company and HoustonCo with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the real estate investment trust industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parkway, the Post-Spin-off Company, HoustonCo or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Parkway, the Post-Spin-off Company or HoustonCo or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the

Board of Directors

Cousins Properties Incorporated

April 28, 2016

Page Three

Agreement or Transaction, including the Spin-off, or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company or the fairness of the consideration to be paid to any holder of shares of limited voting stock, par value $0.001, of Parkway or units of Parkway LP; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Parkway, or any class of such persons in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock or the shares of common stock of HoustonCo will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, Parkway, the Post-Spin-off Company or HoustonCo or the ability of the Company, Parkway, the Post-Spin-off Company or HoustonCo to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

Annex C

OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

April 28, 2016

The Board of Directors

Parkway Properties, Inc.

390 North Orange Avenue, Suite 2400

Orlando, Florida 32801

The Board of Directors:

We understand that Parkway Properties, Inc. (“Parkway”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) among Parkway, Parkway Properties LP (“Parkway LP”), Cousins Properties Incorporated (“Cousins”) and Clinic Sub Inc., a wholly owned subsidiary of Cousins (“Merger Sub”), pursuant to which, among other things, Parkway will merge with and into Merger Sub (the “Merger”) and each outstanding share of the common stock, par value $0.001 per share, of Parkway (“Parkway Common Stock”) will be converted into the right to receive 1.63 (the “Exchange Ratio”) shares of the common stock, par value $1.00 per share, of Cousins (“Cousins Common Stock”).

We understand that, pursuant to or as contemplated by the Agreement, Parkway and Cousins will undertake a series of reorganization and related transactions involving, among other things, (i) the sale or other disposition by Parkway of certain assets (any such sale or other disposition, an “Asset Sale”), (ii) the contribution of Parkway LP’s and Cousins’ core assets and any assets not sold or otherwise disposed of in the Asset Sales to, and assumption of related liabilities by, a newly-formed partnership subsidiary of Parkway LP (which, after giving effect to certain related transactions, will be a newly-formed partnership subsidiary of Cousins), other than assets and liabilities of Parkway LP and Cousins related to the ownership of real properties in Houston, Texas (such assets and related liabilities, as applicable, together with certain other specified assets, the “Houston Businesses”), and (iii) the consolidation of the Houston Businesses into a newly-formed subsidiary of Cousins (“HoustonCo”) and a newly-formed partnership subsidiary of Parkway LP, which, through certain related transactions, will be owned by HoustonCo and the pro rata distribution by Cousins to holders of Cousins Common Stock (including former holders of Parkway Common Stock) of all of the outstanding shares of HoustonCo voting common stock (such reorganization and related transactions described in clauses (i) through (iii) above and the other transactions contemplated by the Agreement (other than the Merger), collectively, the “Related Transactions”). The terms and conditions of the Merger and the Related Transactions are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Parkway Common Stock of the Exchange Ratio provided for in the Merger.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Parkway and Cousins;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Parkway furnished to or discussed with us by the management of Parkway, including certain financial forecasts relating to Parkway prepared by the management of Parkway (such forecasts, the “Parkway Forecasts”);

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Cousins furnished to or discussed with us by the management of Cousins, including certain financial forecasts relating to Cousins prepared by the management of Cousins and approved by the management of Parkway (such forecasts, the “Cousins Forecasts”);

The Board of Directors

Parkway Properties, Inc.

April 28, 2016

(iv)	discussed the past and current business, operations, financial condition and prospects of Parkway with members of the senior managements of Parkway and Cousins, and discussed the past and current business, operations, financial condition and prospects of Cousins with members of the senior managements of Cousins and Parkway;

(v)	reviewed the trading histories for Parkway Common Stock and Cousins Common Stock and a comparison of such trading histories with each other and the trading histories of other companies we deemed relevant;

(vi)	compared certain financial and stock market information of Parkway and Cousins with similar information of other companies we deemed relevant;

(vii)	considered the results of the efforts on behalf of Parkway to solicit, at the direction of the Board of Directors of Parkway (the “Board”), indications of interest and definitive proposals from selected third parties with respect to a possible acquisition of all or a portion of Parkway;

(viii)	reviewed a draft, dated April 28, 2016, of the Agreement (the “Draft Agreement”); and

(ix)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

We have not relied, for purposes of our opinion, on a comparison of the financial terms of the Merger to the financial terms of other transactions given, in our view, the lack of sufficient comparability or publicly available information with respect to other transactions similar to the Merger. In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Parkway and Cousins that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Parkway Forecasts, we have been advised by Parkway, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parkway as to the future financial performance of Parkway and the other matters covered thereby. With respect to the Cousins Forecasts, we have been advised by Cousins, and we have assumed, with the consent of Parkway, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Cousins as to the future financial performance of Cousins and the other matters covered thereby. At the direction of Parkway, we have relied upon the assessments of the managements of Parkway and Cousins as to, among other things, (i) the potential impact on Parkway and Cousins of certain market and other trends in and prospects for the real estate industry and related credit and financial markets, including in the Southeastern and Southwestern United States markets generally and the Houston, Texas market specifically, (ii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, key employees and tenants of Parkway and Cousins and (iii) the ability to integrate the businesses and operations of Parkway and Cousins as contemplated. We have assumed, with the consent of Parkway, that there will be no developments with respect to any such matters that would have an adverse effect on Parkway, Cousins, the Merger or any Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Parkway, Cousins or any other entity, nor have we made any physical inspection of the properties or assets of Parkway, Cousins or any other entity. We have assumed, with the consent of Parkway, that (i) the pro forma entities resulting from the Merger and the Related

The Board of Directors

Parkway Properties, Inc.

April 28, 2016

Transactions will retain or acquire all assets, properties and rights necessary for their respective operations, (ii) appropriate reserves, indemnification arrangements or other provisions have been made with respect to liabilities that such pro forma entities and/or their respective subsidiaries will assume in connection with the Merger and the Related Transactions, and (iii) neither such pro forma entities nor any of their respective subsidiaries will directly or indirectly retain, assume or incur any liabilities that are contemplated to be excluded as a result of the Merger, the Related Transactions or otherwise. We have not made any analysis of, nor do we express any opinion or view as to, the adequacy or sufficiency of allowances for credit losses with respect to leases or any other matters and we have been advised by the managements of Parkway and Cousins and therefore have assumed, with the consent of Parkway, that any such allowances for credit losses with respect to leases are, and on a pro forma basis will be, in the aggregate appropriate to cover such losses. We also have not evaluated the solvency or fair value of Parkway, Cousins or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Parkway, that the Merger and the Related Transactions will be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger and the Related Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Parkway, Cousins, the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, at the direction of Parkway, that the Merger will qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the contributions contemplated as part of the Related Transactions will qualify as contributions of property pursuant to Section 721 of the Code. We have been advised by Parkway and Cousins, and we have assumed, at the direction of Parkway, that each of Parkway and Cousins has operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its election to be taxed as a REIT and have assumed, at the direction of Parkway, that the Merger and the Related Transactions will not adversely affect such REIT status or operations of the pro forma combined entity resulting from the Merger. We further have assumed, at the direction of Parkway, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to the Related Transactions or any terms or other aspects or implications of the Merger (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of any Related Transactions or any terms, aspects or implications of any voting and support agreement, stockholders agreements or separation and distribution agreement or any governance or other arrangements, agreements or understandings entered into in connection with or related to the Merger, the Related Transactions or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to holders of Parkway Common Stock, without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Parkway held by such holders (including any rights, preferences, restrictions or limitations that may be attributable to shares of Parkway Common Stock or other securities of Parkway), and no opinion or view is expressed with respect to, or the relative fairness of, any consideration received in connection with the Merger or the Related Transactions by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger or the Related Transactions or any related entities or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Merger or the Related

The Board of Directors

Parkway Properties, Inc.

April 28, 2016

Transactions in comparison to other strategies or transactions that might be available to Parkway or in which Parkway might engage or as to the underlying business decision of Parkway to proceed with or effect the Merger or the Related Transactions. We are not expressing any opinion as to what the value of Cousins Common Stock actually will be when issued or the prices at which Cousins Common Stock, Parkway Common Stock or any other securities (including, without limitation, the securities of HoustonCo) will trade or otherwise be transferable at any time, including following announcement or consummation of the Merger and the Related Transactions. We also are not expressing any view or opinion with respect to, and we have relied at the direction of Parkway upon the assessments of Parkway and Cousins and their respective representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Parkway and Cousins, their related entities and stockholders and the Merger and the Related Transactions, as to which we understand that Parkway and Cousins obtained such advice as they deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger, any Related Transactions or any other matter.

We have acted as financial advisor to Parkway in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Merger. In addition, at the request of the Board, we and certain of our affiliates expect to arrange and participate in the financing for HoustonCo (or an affiliate thereof), for which services we and our affiliates will receive significant compensation, including acting as joint lead arranger, joint bookrunner and administrative agent for, and as a lender under, a senior secured credit facility of HoustonCo (or an affiliate thereof). In addition, Parkway has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Parkway, Cousins and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parkway and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender to Parkway, (ii) having acted or acting as a joint bookrunner on certain equity offerings for Parkway, and (iii) having provided or providing certain treasury and trade management services and products to Parkway. In addition, we and/or certain of our affiliates currently lease or in the past have leased various properties from Parkway and, as of January 1, 2016, were one of Parkway’s 20 largest tenants in terms of annualized rental revenue. We and certain of our affiliates may continue to maintain significant commercial (including vendor and/or customer) relationships with Parkway and certain of its affiliates in the future.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Cousins and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an administrative agent, co-lead arranger and bookrunner for, and as a

The Board of Directors

Parkway Properties, Inc.

April 28, 2016

lender to, Cousins, (ii) having acted or acting as a joint bookrunner on an equity offering for Cousins, and (iii) having provided or providing certain treasury and trade management services and products to Cousins. We and/or certain of our affiliates also currently have a joint venture arrangement with respect to one of Cousins’ properties, currently lease or in the past have leased various properties from Cousins and, during the fiscal year ended December 31, 2015, were one of Cousins’ 20 largest office tenants in terms of annualized rental revenue. We and certain of our affiliates may continue to maintain significant commercial (including joint venture, vendor and/or customer) relationships with Cousins and certain of its affiliates in the future.

It is understood that this letter is for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets, and the industries and regions in which Parkway and Cousins operate, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on Parkway, Cousins (or their respective businesses), the Merger or the Related Transactions (including the contemplated benefits thereof). It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of Parkway Common Stock.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

      INCORPORATED

Annex D

OPINION OF WELLS FARGO SECURITIES, LLC

April 28, 2016

The Board of Directors

Parkway Properties, Inc.

390 North Orange Avenue, Suite 2400

Orlando, Florida 32801

The Board of Directors:

The Board of Directors (the “Board”) of Parkway Properties, Inc., a Maryland corporation (“Parkway”), has asked Wells Fargo Securities, LLC (“Wells Fargo Securities”) to advise it with respect to the fairness, from a financial point of view, to holders of the common stock, par value $0.001 per share, of Parkway (“Parkway Common Stock”) of the Exchange Ratio (defined below) provided for pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) among Parkway, Parkway Properties LP, a Delaware limited partnership (“Parkway LP”), Cousins Properties Incorporated, a Georgia corporation (“Cousins”), and Clinic Sub Inc., a Maryland corporation and wholly owned subsidiary of Cousins (“Merger Sub”). Pursuant to the Merger Agreement, Parkway will be merged with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity of the Merger, and each outstanding share of Parkway Common Stock will be converted into the right to receive 1.63 (the “Exchange Ratio”) shares of the common stock, par value $1.00 per share, of Cousins (“Cousins Common Stock”).

We understand that, pursuant to or as contemplated by the Merger Agreement, Parkway and Cousins will undertake a series of reorganization and related transactions involving, among other things, (i) the sale or other disposition by Parkway of certain assets (any such sale or other disposition, an “Asset Sale”), (ii) the contribution of Parkway LP’s and Cousins’ core assets and any assets not sold or otherwise disposed of in the Asset Sales to, and assumption of related liabilities by, a newly-formed partnership subsidiary of Parkway LP (which, after giving effect to certain related transactions, will be a newly-formed partnership subsidiary of Cousins), other than assets and liabilities of Parkway LP and Cousins related to the ownership of real properties in Houston, Texas (such assets and related liabilities, as applicable, together with certain other specified assets, the “Houston Businesses”), and (iii) the consolidation of the Houston Businesses into a newly-formed subsidiary of Cousins (“HoustonCo”) and a newly-formed partnership subsidiary of Parkway LP, which, through certain related transactions, will be owned by HoustonCo and the pro rata distribution by Cousins to holders of Cousins Common Stock (including former holders of Parkway Common Stock) of all of the outstanding shares of HoustonCo voting common stock (such reorganization and related transactions described in clauses (i) through (iii) above and the other transactions contemplated by the Merger Agreement (other than the Merger), collectively, the “Related Transactions”). The terms and conditions of the Merger and the Related Transactions are more fully set forth in the Merger Agreement.

In arriving at our opinion, we have, among other things:

•	Reviewed a draft, dated April 28, 2016, of the Merger Agreement, including the financial terms thereof;

•

Reviewed certain publicly available business, financial and other information regarding Parkway and Cousins, including information set forth in their respective annual reports on Form 10-K for the fiscal year ended December 31, 2015;

•

Reviewed certain other business and financial information regarding Parkway and Cousins furnished to us by and discussed with the managements of Parkway and Cousins, including financial forecasts and estimates relating to Parkway prepared by the management of Parkway and financial forecasts and estimates relating to Cousins prepared by the management of Cousins and approved by the management of Parkway;

The Board of Directors

Parkway Properties, Inc.

April 28, 2016

•

Discussed with the managements of Parkway and Cousins the operations and prospects of Parkway and Cousins, including the historical financial performance and trends in the results of operations of Parkway and Cousins;

•	Discussed with the managements of Parkway and Cousins the strategic rationale for the Merger and the Related Transactions;

•	Participated in discussions and negotiations among representatives of Parkway, Cousins and their respective advisors regarding the Merger and the Related Transactions;

•	Reviewed reported prices and trading activity for Parkway Common Stock and Cousins Common Stock;

•

Analyzed the estimated net asset value of each of Parkway’s and Cousins’ real estate portfolios and other assets based upon the financial forecasts and estimates referred to above and assumptions relating thereto discussed with and confirmed as reasonable by the managements of Parkway and Cousins;

•	Compared certain financial data of Parkway and Cousins with similar data of certain publicly traded companies that we deemed relevant in evaluating Parkway and Cousins;

•

Analyzed the estimated present value of the future dividends per share of Parkway and Cousins based upon the financial forecasts and estimates referred to above and assumptions relating thereto discussed with and confirmed as reasonable by the managements of Parkway and Cousins; and

•	Considered such other information, such as financial studies and analyses, as well as financial, economic and market criteria, and made such other inquiries, as we deemed relevant.

We have not relied, for purposes of our opinion, on a comparison of the proposed financial terms of the Merger to the financial terms of other transactions given, in our view, the lack of sufficient comparability or publicly available information with respect to other transactions similar to the Merger. In connection with our review, we have assumed and relied upon the accuracy and completeness of the financial and other information provided, discussed with or otherwise made available to us, including all accounting, tax, regulatory and legal information, and we have not made (and have not assumed any responsibility for) any independent verification of such information. We have relied upon assurances of the managements of Parkway and Cousins that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts, estimates and other information relating to Parkway and Cousins that we have been directed to utilize in our analyses, we have been advised by the respective managements of Parkway and Cousins and we have assumed that they have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the managements of Parkway and Cousins, as the case may be, as to the future financial performance of Parkway and Cousins, as the case may be, and the other matters covered thereby. We assume no responsibility for, and express no view as to, any forecasts, estimates or other information utilized in our analyses or the judgments or assumptions upon which they are based. We also have assumed that there have been no meaningful changes in the condition (financial or otherwise), results of operations, businesses or prospects of Parkway or Cousins since the respective dates of the most recent financial statements and other information provided to us. We have relied, at the direction of Parkway, upon the assessments of the managements of Parkway and Cousins as to, among other things, (i) the potential impact on Parkway and Cousins of certain market and other trends in and prospects for the real estate industry and related credit and financial markets, including in the Southeastern and Southwestern United States markets generally and the Houston, Texas market specifically, (ii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, key employees and tenants of Parkway and Cousins and (iii) the ability to integrate the businesses and operations of Parkway and Cousins as contemplated. We have assumed, with

The Board of Directors

Parkway Properties, Inc.

April 28, 2016

Parkway’s consent, that there will be no developments with respect to any such matters that would have an adverse effect on Parkway, Cousins, the Merger or any Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

In arriving at our opinion, we have not conducted physical inspections of the properties or assets of Parkway, Cousins or any other entity, nor have we made or been provided with any evaluations or appraisals of the properties, assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Parkway, Cousins or any other entity. We have assumed, with Parkway’s consent, that (i) the pro forma entities resulting from the Merger and the Related Transactions will retain or acquire all assets, properties and rights necessary for their respective operations, (ii) appropriate reserves, indemnification arrangements or other provisions have been made with respect to liabilities that such pro forma entities and/or their respective subsidiaries will assume in connection with the Merger and the Related Transactions, and (iii) neither such pro forma entities nor any of their respective subsidiaries will directly or indirectly retain, assume or incur any liabilities that are contemplated to be excluded as a result of the Merger, the Related Transactions or otherwise. We also have not evaluated the solvency or fair value of Parkway, Cousins or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

In rendering our opinion, we have assumed, at the direction of Parkway, that the final form of the Merger Agreement, when signed by the parties thereto, will not differ from the draft Merger Agreement reviewed by us in any respect meaningful to our analyses or opinion, that the Merger and the Related Transactions will be consummated in accordance with the terms described in the Merger Agreement and related documents and in compliance with all applicable laws, documents and other requirements without amendment or waiver of any material terms or conditions and that, in the course of obtaining any necessary governmental, regulatory or third party consents, approvals or agreements for the Merger and the Related Transactions, no delay, limitation or restriction, including any divestiture or other requirements, will be imposed or action will be taken that will have an adverse effect on Parkway, Cousins, the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise will be meaningful in any respect to our analyses or opinion. We also have assumed, at the direction of Parkway, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the contributions contemplated as part of the Related Transactions will qualify as contributions of property pursuant to Section 721 of the Code. We have been advised by Parkway and Cousins, and we have assumed, at the direction of Parkway, that each of Parkway and Cousins has operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its election to be taxed as a REIT and we further have assumed, at the direction of Parkway, that the Merger and the Related Transactions will not adversely affect such REIT status or operations of the pro forma combined entity resulting from the Merger.

We are not expressing any opinion as to what the value of Cousins Common Stock actually will be when issued pursuant to the Merger or the prices at which Cousins Common Stock, Parkway Common Stock or any other securities (including, without limitation, the securities of HoustonCo) will trade or otherwise be transferable at any time, including following announcement or consummation of the Merger and the Related Transactions. Our opinion is necessarily based on economic, market, financial and other conditions existing, and information made available to us, as of the date hereof. As the Board is aware, the credit, financial and stock markets, and the industries and regions in which Parkway and Cousins operate, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on Parkway, Cousins (or their respective businesses), the Merger or the Related Transactions (including the contemplated benefits

The Board of Directors

Parkway Properties, Inc.

April 28, 2016

thereof). Although subsequent developments may affect the matters set forth in this opinion, we do not have any obligation to update, revise, reaffirm or withdraw this opinion or otherwise comment on or consider any such events occurring or coming to our attention after the date hereof.

Our opinion only addresses the fairness, from a financial point of view and as of the date hereof, to holders of Parkway Common Stock of the Exchange Ratio to the extent expressly specified herein, without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Parkway held by such holders (including any rights, preferences, restrictions or limitations that may be attributable to shares of Parkway Common Stock or other securities of Parkway), and no opinion or view is expressed with respect to, or the relative fairness of, any consideration received in connection with the Merger or the Related Transactions by the holders of any class of securities, creditors or other constituencies of any party. Our opinion does not address the Related Transactions or any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of any Related Transactions or any terms, aspects or implications of any voting and support agreement, stockholders agreements or separation and distribution agreement or any governance or other arrangements, agreements or understandings entered into in connection with or contemplated by the Merger, the Related Transactions or otherwise. In addition, our opinion does not address the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the Merger or the Related Transactions or any related entities, or class of such persons, relative to the Exchange Ratio or otherwise. Our opinion also does not address the merits of the underlying decision by Parkway to enter into the Merger Agreement or the relative merits of the Merger or the Related Transactions compared with other business strategies or transactions available or that have been or might be considered by Parkway or the Board or in which Parkway might engage. We also are not expressing any opinion or view with respect to, and at the direction of Parkway have relied upon the assessments of representatives of Parkway and Cousins regarding, accounting, tax, regulatory, legal or similar matters as to which we understand that Parkway and Cousins obtained such advice as they deemed necessary from qualified professionals.

The issuance of this opinion was approved by an authorized committee of Wells Fargo Securities. Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Wells Fargo Securities has been engaged to act as financial advisor to Parkway in connection with the Merger and will receive a fee for such services, a portion of which will be payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Merger. In addition, at the request of the Board, Wells Fargo & Company and certain of its affiliates expect to arrange and participate in the financing for HoustonCo (or an affiliate thereof), for which services Wells Fargo & Company and such affiliates will receive significant compensation, including acting as joint lead arranger and joint bookrunner for, and as a lender under, a senior secured credit facility of HoustonCo (or an affiliate thereof). Parkway has agreed to reimburse certain of Wells Fargo Securities’ expenses and to indemnify us and certain related parties against certain liabilities that may arise out of our engagement. Wells Fargo Securities and our affiliates provide a full range of investment banking and financial advisory, securities trading, brokerage and lending services in the ordinary course of business, for which we and such affiliates receive customary fees and, given certain policies and procedures designed to preserve the independence of our research and credit analysts, the views of such analysts may differ from those reflected in our analyses and opinion. In connection with unrelated matters, Wells Fargo Securities and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Parkway, Cousins and certain of their respective affiliates for which Wells Fargo Securities and our affiliates have received and would expect to receive fees including, during the past two years, having acted or acting as (i) in the case of Parkway, (a) financial advisor to Parkway in connection with its acquisition of certain

The Board of Directors

Parkway Properties, Inc.

April 28, 2016

real estate assets, (b) joint bookrunning manager or selling agent for equity offerings of Parkway and (c) joint lead arranger, joint bookrunner and administrative agent for, and as a lender and/or letter of credit provider under, credit facilities of an affiliate of Parkway and (ii) in the case of Cousins, (a) debt placement agent and broker to Cousins for the acquisition and disposition of certain real estate assets, (b) sole bookrunning manager for an equity offering of Cousins and (c) co-documentation agent for, and as a lender under, a credit facility of Cousins. In addition, Wells Fargo Securities and/or certain of our affiliates currently lease or in the past have leased various properties from Parkway and, as of January 1, 2016, were one of Parkway’s 20 largest tenants in terms of annualized rental revenue. Wells Fargo Securities and/or certain of our affiliates also currently lease or in the past have leased various properties from Cousins and, during the fiscal year ended December 31, 2015, were one of Cousins’ 20 largest office tenants in terms of annualized rental revenue. Wells Fargo Securities and certain of our affiliates may continue to maintain significant commercial (including vendor and/or customer) relationships with Parkway, Cousins and certain of their respective affiliates in the future. In the ordinary course of business, Wells Fargo Securities and our affiliates may actively trade, hold or otherwise effect transactions in the securities or financial instruments (including bank loans or other obligations) of Parkway, Cousins and certain of their respective affiliates for our and our affiliates’ own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments.

It is understood that this opinion is for the information and use of the Board (in its capacity as such) in connection with its evaluation of the Merger. Our opinion does not constitute a recommendation to the Board or any other person or entity in respect of the Merger or any Related Transactions, including as to how any stockholder should vote or act in connection with the Merger, any Related Transactions or any other matters.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of Parkway Common Stock.

Very truly yours,

WELLS FARGO SECURITIES, LLC

Annex E

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of April 28, 2016 (this “Agreement”), is made and entered into by and among Cousins Properties Incorporated, a Georgia corporation (“Cousins”) and the stockholders of Parkway Properties, Inc., a Maryland corporation (“Parkway”) that are listed on Schedule A hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Parkway, Parkway Properties LP, a Delaware limited partnership (“Parkway LP”), Cousins and Clinic Sub Inc., a Maryland corporation and wholly owned subsidiary of Cousins (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), that provides, among other things, for the merger of Parkway with and into Merger Sub (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, (i) the Stockholders have, concurrently with the execution and delivery of this Agreement, entered into a Stockholders Agreement with Cousins in the form attached hereto as Exhibit A (the “Cousins Stockholders Agreement”) and (ii) Cousins will cause HoustonCo (as defined in the Merger Agreement) to enter into a Stockholders Agreement with the Stockholders in the form attached hereto as Exhibit B (the “HoustonCo Stockholders Agreement”);

WHEREAS, as a condition and an inducement to Cousins’ willingness to enter into the Merger Agreement, Cousins has required that the Stockholders agree, and the Stockholders have agreed to, enter into this Agreement with respect to all common stock, par value $0.001 per share, of Parkway (the “Parkway Common Stock”) that the Stockholders own, if any, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record;

WHEREAS, the Stockholders are the beneficial or record owners, and have either sole or shared voting power over, such number of shares of the Parkway Common Stock (the “Parkway Stock”) as is indicated opposite each such Stockholder’s name on Schedule A attached hereto; and

WHEREAS Cousins desires that the Stockholders agree, and the Stockholders are willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of their Subject Securities (as defined below), and to vote their Subject Securities in a manner so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Expiration Time” shall mean the earliest to occur of (i) the approval and adoption of the Merger Agreement (and the approval of all other proposals covered by Section 3(i) of this Agreement) at the Parkway Stockholders Meeting, (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VII thereof, (iii) the date that any amendment to, or waiver of, Parkway’s rights under the Merger Agreement is effected without the Stockholders’ consent (which shall not be unreasonably withheld, conditioned or delayed) that decreases the Exchange Ratio or otherwise diminishes the merger consideration payable to holders of Parkway Common Stock, or (iv) the termination of this Agreement by mutual written consent of the parties hereto.

“Permitted Transfer” shall mean, in each case, with respect to each Stockholder, so long as (i) such Transfer is in accordance with applicable Law and (ii) such Stockholder is in compliance with this Agreement, any Transfer of Subject Securities by the Stockholder to another Stockholder or to an Affiliate of such Stockholder, so long as such Affiliate, in connection with such Transfer, executes a joinder to this Agreement pursuant to which such Affiliate agrees to become a party to this Agreement and be subject to the restrictions applicable to such Stockholder and otherwise become a party for all purposes of this Agreement; provided that no such Transfer shall relieve the transferring Stockholder from its obligations under this Agreement, other than with respect to the Parkway Stock transferred in accordance with the foregoing provision.

“Subject Securities” shall mean, collectively, the Parkway Stock and the New Parkway Stock.

“Transfer” shall mean (i) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any Subject Securities (or any security convertible or exchangeable into Subject Securities) or interest in any Subject Securities, excluding, for the avoidance of doubt, entry into this Agreement, or (ii) entering into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise. For purposes of this Agreement, “capital stock” shall include interests in a limited partnership.

2. Agreement to Retain Parkway Stock.

2.1 Transfer and Encumbrance of Subject Securities. Other than a Permitted Transfer, hereafter until the Expiration Time, the Stockholders agree, with respect to any Subject Securities beneficially owned by the Stockholders, not to (i) Transfer any such Subject Securities, or (ii) deposit any such Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Securities or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

2.2 Additional Purchases. The Stockholders agree that any Parkway Common Stock and other capital shares of Parkway that such Stockholder purchases or otherwise acquires or with respect to which such Stockholder otherwise acquires sole voting power (or with respect to which the Stockholders collectively acquire sole voting power) after the execution of this Agreement and prior to the Expiration Time (the “New Parkway Stock”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Parkway Stock.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any Subject Securities in violation of this Section 2 shall, to the fullest extent permitted by Law, be null and void ab initio. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, to the extent any of the Subject Securities held by a Stockholder subject to any Lien (as set forth on Schedule A hereto) become subject to foreclosure, forfeiture or other similar proceedings (other than in an attempt to evade the provisions of this Agreement), thereby causing such Stockholder to be unable to comply with its obligations under this Agreement with respect to such securities, such Stockholder shall not be deemed to be in breach of this Agreement with respect to such Stockholder’s obligations with respect to such Parkway Stock.

3. Agreement to Vote and Approve. Hereafter until the Expiration Time, at every meeting of the stockholders of Parkway called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parkway with respect to any of the following matters, the Stockholders shall, or shall cause the holder of record on any applicable record date to (including via proxy), vote the Parkway Stock and any New Parkway Stock owned by the Stockholder: (i) in favor of the Merger and in favor of the adoption and approval of the Merger Agreement and in favor of any other proposals in connection with the transactions contemplated by the Merger Agreement (including, without limitation, the HoustonCo Distribution and any changes to the governing documents of Cousins, Parkway or HoustonCo proposed in connection with the Reorganization, the Merger, the HoustonCo Distribution and the other transactions contemplated by the Merger Agreement), and (ii) against (a) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger as set forth in Article VI of the Merger Agreement not being fulfilled, (b) any merger agreement, merger or Acquisition Proposal (other than the Merger Agreement and the Merger) and (c) any action which could reasonably be expected to materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement (including the HoustonCo Distribution) or dilute in any material respect the benefit of such transactions to Cousins or to Cousins’ stockholders; provided, however, that nothing in this Agreement shall require any Stockholder to vote or otherwise consent to any amendment to the Merger Agreement or the taking of any action that would decrease the Exchange Ratio or otherwise diminish the merger consideration payable to holders of Parkway Common Stock.

4. Irrevocable Proxy. By execution of this Agreement, the Stockholders do hereby appoint and constitute Cousins, until the Expiration Time (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as the Stockholders’ true and lawful attorneys-in-fact and irrevocable proxies, to the fullest extent of the Stockholders’ rights with respect to the Subject Securities beneficially owned by the Stockholders, to vote such Subject Securities solely with respect to the matters set forth in Section 3 hereof; provided, however, that the foregoing shall only be effective if the Stockholders fail to be counted as present, to consent or to vote the Stockholders’ Subject Securities, as applicable, in accordance with this Agreement. The Stockholders intend this proxy to be irrevocable and coupled with an interest (in accordance with Section 2-507(d) of the Maryland General Corporation Law) hereafter until the Expiration Time (at which time this proxy shall automatically be revoked) for all purposes and hereby revokes any proxy previously granted by the Stockholders with respect to its Subject Securities. Each Stockholder hereby ratifies and confirms all actions that the proxies appointed hereunder may lawfully do or cause to be done in accordance with this Agreement.

5. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to Cousins as follows:

5.1 Due Authority. Such Stockholder has the full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 4 hereof. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

5.2 Ownership of the Parkway Stock. As of the date hereof, such Stockholder (i) is the beneficial or record owner of the Parkway Common Stock indicated on Schedule A hereto opposite such Stockholder’s name, free and clear of any and all Liens, other than those created by this Agreement, as disclosed on Schedule A or as would not prevent such Stockholder from performing its obligations under this Agreement, and (ii) has sole voting power over all of the Parkway Stock beneficially owned by such Stockholder. As of the date hereof, such Stockholder does not own, beneficially or of record, any capital stock or other securities of Parkway other than the Parkway Common Stock set forth on Schedule A opposite such Stockholder’s name. As of the date hereof, such Stockholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock of Parkway except as set forth on Schedule A opposite such Stockholder’s name.

5.3 No Conflict: Consents.

(a) The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of the obligations under this Agreement and the compliance by such Stockholder with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to such Stockholder, or (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Parkway Stock beneficially owned by such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder is bound.

(b) Except for the applicable requirements of the Securities Exchange Act of 1934, as amended, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person, is required by or with respect to such Stockholder in connection with the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

5.4 Absence of Litigation. There is no action, suit, investigation or proceeding (whether judicial, arbitral, administrative or other) (each an “Action”) pending against, or, to the knowledge of such Stockholder, threatened against or affecting, such Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of such Stockholder to perform such Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

5.5 Ownership of Cousins Common Stock. As of the date hereof, such Stockholder does not own, beneficially or of record, any shares of Cousins Common Stock.

6. Termination. This Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time.

7. Notice of Certain Events. Hereafter until the Expiration Time, the Stockholders shall notify Cousins promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of the Stockholders under this Agreement and (b) the receipt by the Stockholders of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7 shall not limit or otherwise affect the remedies available to any party.

8. Miscellaneous.

8.1 HoustonCo Stockholders Agreement. Upon consummation of the HoustonCo Distribution, Cousins will cause HoustonCo to execute and deliver to the Stockholders, the HoustonCo Stockholders Agreement. Notwithstanding anything herein to the contrary, the obligations of Cousins set forth in this Section 8.1 shall survive and continue in full force and effect notwithstanding the events described in clause (i) of the definition of Expiration Time having occurred.

8.2 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.3 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.4 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

8.5 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court identified in Section 8.7 of this Agreement. Any requirements for the securing or posting of any bond or security with respect to any such remedy are hereby waived.

8.6 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a ..pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a)	if to either Stockholder, to it at:

c/o TPG Global LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Attn: General Counsel

With a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attn: Carl P. Marcellino

Fax: (617) 325-0096

(b)	if to Cousins, to:

Cousins Properties Incorporated

191 Peachtree Street, Suite 500

Atlanta, Georgia 30303

Attention: General Counsel

Fax: (404) 407-1641

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Phone: (212) 403-1000
Fax: (212) 403-2000

Attention:	Edward D. Herlihy
David E. Shapiro
Email:	edherlihy@wlrk.com
deshapiro@wlrk.com

Or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

8.7 Governing Law; Jurisdiction and Venue. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Maryland and to the federal courts of the United States of America located in the State of Maryland, for the purposes of any Action (arising out of or relating to this Agreement or any transaction contemplated hereby. Each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Maryland and the federal courts of the United States of America located in the State of Maryland, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum. Each party hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such Action by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgement of receipt of such registered mail; provided that nothing in this Section shall affect the right of any party to serve legal process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section shall not constitute a general consent to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this Section. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

8.8 WAIVER OF JURY TRIAL. EACH OF COUSINS AND THE STOCKHOLDERS HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.9 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

8.10 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

8.11 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

8.12 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Merger Agreement is executed and delivered by all parties thereto, and (ii) this Agreement is executed and delivered by all parties hereto.

8.13 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.
8.14 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Merger is consummated.

8.15 Action in Stockholder Capacity Only. No Person executing this Agreement (or designee or Representative of such Person) who has been, is or becomes during the term of this Agreement a director, trustee, officer or fiduciary of Parkway or Parkway LP shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director, trustee, officer or fiduciary of Parkway or Parkway LP. The parties acknowledge and agree that this Agreement is entered into by the Stockholders solely in their capacity as the beneficial owners or record holders of Parkway Stock and nothing in this Agreement shall restrict, limit or affect (or require the Stockholders to attempt to restrict, limit or affect) in any respect any actions taken by the

Stockholders or their designees or Representatives who are a director, trustee, officer or fiduciary of Parkway or Parkway LP in his, her or its capacity as a director, trustee, officer or fiduciary of Parkway or Parkway LP. No Stockholder nor any of its designees or Representatives shall have any liability under this Agreement as a result of any action or inaction by such Stockholder or its designees or Representatives acting in his, her or its capacity as an officer, trustee, director or fiduciary of Parkway or Parkway LP, it being understood that any action taken (or failure to take action) by the Stockholders or their designees or representative in such capacity to approve a Change in Parkway Recommendation shall have no effect on the obligations of the Stockholders under this Agreement as the record holder or beneficial owner of Subject Securities if this Agreement has not been terminated in accordance with its terms. It is expressly understood that the Stockholders are not making any agreement or understanding in their capacity as, or on behalf of any designee or representative of a Stockholder who is a director, trustee, officer or fiduciary of Parkway or Parkway LP. For the avoidance of doubt, nothing in this Section 8.15 shall in any way modify, alter or amend any of the terms of the Merger Agreement.

8.16 Documentation and Information. The Stockholders consent to and authorize the publication and disclosure by Parkway and Cousins of the Stockholders’ identity and holdings of Parkway Stock, and the nature of the Stockholders’ commitments, arrangements and understandings under this Agreement, in any press release or any other disclosure document required in connection with the Merger or any other transaction contemplated by the Merger Agreement. As promptly as reasonably practicable, the Stockholders shall notify Parkway and Cousins of any required corrections with respect to any written information supplied by the Stockholders specifically for use in any such disclosure document, if and to the extent the Stockholders become aware that any have become false or misleading in any material respect.

8.17 Limited Liability of Partners. Notwithstanding any other provision of this Agreement, no member or general partner or limited partner of any member, nor any future member or general partner or limited partner of any future member, shall have any personal liability for the performance of any obligation of the Stockholders under this Agreement. Any liability of the Stockholders for money damages under this agreement shall be satisfied solely out of the assets of the Stockholders.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

COUSINS PROPERTIES INCORPORATED

By:	/s/ Gregg D. Adzema
Name:	Gregg D. Adzema
Title:	Executive Vice President and Chief Financial Officer

Signature Page to Voting Agreement

STOCKHOLDERS:

TPG VI PANTERA HOLDINGS, L.P.

By: TPG Genpar VI Delfir AIV, L.P.,
its general partner

By: TPG Genpar VI Delfir AIV Advisors, LLC,
its general partner

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

TPG VI MANAGEMENT, LLC

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

Signature Page to Voting Agreement

SCHEDULE A

Name	Common Stock
TPG VI Pantera Holdings, L.P.	23,599,778
TPG VI Management, LLC	63,619
Total:	23,663,397

The Subject Securities are subject to certain Liens contained in the Stockholders Agreement dated as of June 5, 2012 by and among TPG VI Pantera Holdings, L.P., Parkway Properties, Inc. and, solely for purposes of Article IV and related definitions thereof, TPG VI Management, LLC, as amended.

EXHIBIT A

STOCKHOLDERS AGREEMENT

This STOCKHOLDERS AGREEMENT is entered into as of April 28, 2016, and will be effective as of the Closing (defined below) (the “Effective Date”), by and among TPG VI Pantera Holdings, L.P., a Delaware limited partnership (“TPG”), Cousins Properties Incorporated, a Georgia corporation (the “Company”) and, solely for purposes of Article III and related definitions, TPG VI Management, LLC, a Delaware limited liability company (the “TPG Manager”).

WHEREAS, pursuant to that certain Agreement and Plan of Merger by and among Parkway Properties, Inc., a Maryland corporation (“Parkway”), Parkway Properties LP, a Delaware limited partnership, the Company, and Clinic Sub Inc., a Maryland corporation (“Merger Sub”), dated as of April 28, 2016 (as it may be amended, restated, or otherwise modified from time to time, and together with all exhibits, schedules, and other attachments thereto, the “Merger Agreement”), (i) Parkway will merge with and into Merger Sub, with Merger Sub continuing as the surviving corporation (the “Merger”) and (ii) TPG will receive approximately 38,467,638 shares of Common Stock of the Company in connection with the Merger (based on TPG’s ownership of 23,599,778 shares of common stock, par value $0.001 per share, of Parkway as of the date of the Merger Agreement), in each case subject to the terms and conditions of the Merger Agreement; and

WHEREAS, TPG and the Company desire to enter into this Agreement in order to generally set forth their respective rights and responsibilities, and to establish various arrangements and restrictions with respect to, among other things, (a) actions that may or may not be undertaken in respect of the shares of Common Stock Beneficially Owned by TPG, (b) the governance of the Company, (c) certain registration rights with respect to the Registrable Securities (as defined herein) and (d) other related matters with respect to the Company.

NOW, THEREFORE, in consideration of the premises set forth above and of the mutual representations, covenants, and obligations hereinafter set forth, and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

EFFECTIVENESS; DEFINITIONS

Section 1.1 Effectiveness of this Agreement. This Agreement shall become effective upon the Effective Date.

Section 1.2 Certain Defined Terms

As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, including, with respect to TPG, any Affiliated Fund of TPG; provided, however, that in no event shall (a) any of the portfolio companies in which TPG’s Affiliates have an investment, or (b) the Company, any of its subsidiaries, or any of the Company’s other controlled Affiliates be deemed to be Affiliates of TPG for purposes of this Agreement; and provided, further, that no investment bank that may employ or have as a partner a member of the Company Board shall be deemed to be an “Affiliate” of TPG for purposes of this Agreement.

“Affiliated Fund” means, in the case of TPG, each corporation, trust, limited liability company, general or limited partnership, or other Person with whom TPG is under common control or to which TPG or an Affiliate of TPG is the investment adviser.

“Agreement” means this Stockholders Agreement, as it may be amended, restated, or otherwise modified from time to time, together with all exhibits, schedules, and other attachments hereto.

“as-converted basis” means, with respect to the Company’s outstanding Common Stock, on a basis in which all shares of Common Stock issuable upon conversion, exchange or exercise of any other Security convertible into or exchangeable or exercisable for Common Stock, whether or not the convertible, exchangeable or exercisable Security is then convertible, exchangeable or exercisable by the holder, are assumed to be then outstanding.

“Beneficial Ownership” means, with respect to any Security, the ownership of such Security by any “Beneficial Owner,” as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that, in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meaning.

“Business Day” means any day that is not a Saturday, a Sunday, or any other day on which banks are required or authorized by Law to be closed in the City of New York, in the State of New York.

“Capital Stock” means, with respect to any Person at any time, any and all shares, interests, participations, or other equivalents (however designated, and whether voting or non-voting) of capital stock, partnership interests (whether general or limited), limited liability company membership interests, or equivalent ownership interests in, or issued by, such Person.

“Change of Control” means (i) a sale of all or substantially all of the direct or indirect assets of the Company (including by way of any reorganization, merger, consolidation or other similar transaction), (ii) a direct or indirect acquisition of Beneficial Ownership of Voting Securities of the Company by another Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), by means of any transaction or series of transactions (including any reorganization, merger, consolidation, joint venture, share transfer or other similar transaction), pursuant to which the stockholders of the Company immediately preceding such transaction or transactions collectively own, following the consummation of such transaction or transactions, less than fifty percent (50%) of the Voting Securities of the Company or the surviving entity, as the case may be, or (iii) the obtaining by any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of the power (whether or not exercised) to elect a majority of the members of the Company Board (or similar governing body) of the Corporation.

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Code” has the meaning set forth in Section 2.1(f).

“Committee” has the meaning set forth in Section 2.1(b).

“Common Stock” means the Common Stock of the Company, par value $1 per share.

“Company” has the meaning set forth in the Recitals hereto.

“Company Board” means the board of directors of the Company.

“Contracting Party” has the meaning set forth in Section 5.10.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two (2) or more Persons, means the possession, directly or indirectly, of the power to direct, or cause the direction of, the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract, or by any other means.

“Controlling Person” has the meaning set forth in Section 3.9(a).

“Convertible Securities” means any evidence of indebtedness, shares of Capital Stock (other than Common Stock) or other Securities (including Options) that are directly or indirectly convertible into, or otherwise exchangeable or exercisable for, Shares.

“Damages” has the meaning set forth in Section 3.9(a).

“DCR” has the meaning set forth in Section 2.2.

“Debt” means, with respect to the Company and its subsidiaries, all liabilities, including all obligations in respect of principal, accrued interest, penalties, fees and premiums, for (a) indebtedness for borrowed money (including principal and accrued interest), (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments (including principal and accrued interest), (c) “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) indebtedness for payments arising in respect of drawn letters of credit or bankers’ acceptances or secured by a purchase money mortgage or other lien to secure all or part of the purchase price of the property subject to such mortgage or lien, (e) liabilities and obligations under capital leases (determined in accordance with GAAP), and (f) indebtedness of third Persons which is directly or indirectly guaranteed by the Company or any of its subsidiaries.

“Demand Registration” has the meaning set forth in Section 3.2(a).

“Director” means, with respect to any Person, any member of the board of directors of such Person (other than any advisory, honorary or other nonvoting member of such board).

“DTC” has the meaning set forth in Section 3.8.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with all rules and regulations promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Full Cooperation” means, in connection with any Underwritten Offering, where, in addition to the cooperation otherwise required by this Agreement, members of senior management of the Company (including the chief executive officer and chief financial officer) fully cooperate with the underwriter(s) in connection with all reasonable and customary recommendations and requests of such underwriter(s), and make themselves available upon reasonable notice to participate in due diligence meetings or calls, “road-show” and other reasonable and customary marketing activities in such locations (domestic and foreign) as recommended by the underwriter(s).

“GAAP” means United States generally accepted accounting principles in effect as of the Effective Date.

“Holder” means TPG and any Permitted Transferee that becomes a Holder pursuant to Section 3.13, and solely for purposes of Article III and related definitions, the TPG Manager.

“Indemnified Party” has the meaning set forth in Section 3.9(c).

“Indemnifying Party” has the meaning set forth in Section 3.9(c).

“Law” means any statute, law, regulation, ordinance, rule, injunction, order, decree, directive, or any similar form of decision of, or determination by, any governmental or self-regulatory authority.

“Mailing Date” has the meaning set forth in Section 2.1(a).

“Merger” has the meaning set forth in the Recitals hereto.

“Merger Agreement” has the meaning set forth in the Recitals hereto.

“Merger Sub” has the meaning set forth in the Recitals hereto.

“Non-Private Equity Business” shall mean any business or investment of TPG and its Affiliates distinct from the private equity business of TPG and its Affiliates; provided, that such business or investment shall not be deemed to be distinct from such private equity business if and at such time that (a) any confidential information with respect to the Company and its subsidiaries is made available to investment professionals of TPG and its Affiliates who are not involved in the private equity business and who are involved in such other business or investment or (b) TPG or any of its Affiliates instructs any such business or investment to take any action that would violate any provision of this Agreement had such action been taken directly by TPG.

“Non-Recourse Party” has the meaning set forth in Section 5.10.

“Non-TPG Director” has the meaning set forth in Section 2.1(d).

“NYSE” means the New York Stock Exchange and any successor thereto.

“Options” means any options, warrants, or other rights to subscribe for, purchase, or otherwise acquire shares of Capital Stock of the Company (or any successor thereto).

“Permitted Issuance” means (a) any issuance of Capital Stock upon the exercise of Options outstanding as of the date of this Agreement and in accordance with their terms as in effect on the date of this Agreement, (b) any issuance, sale or authorization pursuant to the Company’s existing compensation arrangements for its directors, officers, employees, consultants and agents, (c) any issuance, sale or authorization pursuant to any future compensation arrangements for the Company’s directors, officers, employees, consultants and agents that are approved by the Company’s Compensation Committee and (d) any issuance, sale or placement of Capital Stock as consideration in any acquisition transaction, including any Change of Control, that has been approved by the Company Board.

“Permitted Transferee” has the meaning set forth in Section 3.13.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, or other entity or organization, including any governmental authority.

“Parkway” has the meaning set forth in the Recitals hereto.

“Piggyback Registration” has the meaning set forth in Section 3.3(a).

“Registrable Securities” means at any time, the shares of Common Stock held beneficially or of record by any of the Holders, including shares of Common Stock acquired by way of a dividend, stock split, recapitalization, plan of reorganization, merger, sale of assets or otherwise. Registrable Securities shall continue to be Registrable Securities until (x) they are sold pursuant to an effective Registration Statement under the

Securities Act or (y) they may be sold by their Holder without registration under the Securities Act pursuant to Rule 144 (or any similar provision then in force) without limitation thereunder on volume or manner of sale or other restrictions under Rule 144.

“Registration Expenses” has the meaning set forth in Section 3.4.

“Registration Statement” means any registration statement filed by the Company under the Securities Act that covers any of the Registrable Securities, including a prospectus, amendment and supplements thereto, and all exhibits and material incorporated by reference therein.

“Rule 144” means Rule 144 promulgated under the Securities Act or any successor federal statute, rules, or regulations thereto, and in the case of any referenced section of any such statute, rule, or regulation, any successor section thereto, collectively as from time to time amended and in effect.

“SEC” means the Securities and Exchange Commission.

“Securities” means Capital Stock, limited partnership interests, limited liability company interests, beneficial interests, warrants, Options, restricted stock units, notes, bonds, debentures, and other securities, equity interests, ownership interests and similar obligations of every kind and nature of any Person.

“Securities Act” means the Securities Act of 1933 or any successor federal statute, and the rules and regulations of the SEC thereunder, and in the case of any referenced section of any such statute, rule or regulation, any successor section thereto, collectively and as from time to time amended and in effect.

“Shares” means (a) all shares of the Capital Stock of the Company originally issued to, or issued with respect to shares originally issued to, or held by, a stockholder of the Company, whenever issued, including all shares of the Company issued upon the exercise, conversion, or exchange of any Convertible Securities and (b) all Convertible Securities originally granted or issued to, or held by, any stockholder (treating such Convertible Securities as a number of shares equal to the number of shares of the Company for which such Convertible Securities may be converted or exercised, for all purposes of this Agreement, except as otherwise set forth herein).

“Suspension Notice” has the meaning set forth in Section 3.7(a).

“TPG” has the meaning set forth in the Recitals hereto.

“TPG Manager” has the meaning set forth in the Recitals hereto.

“TPG Nominated Director” has the meaning set forth in Section 2.1(a).

“Underwriters’ Maximum Number” means, for any Demand Registration or Piggyback Registration, that number of securities to which such registration should, in the opinion of the managing underwriter(s) of such registration, in light of marketing factors, be limited.

“Underwritten Offering” has the meaning set forth in Section 3.2(b).

“Voting Securities” means at any time shares of any class of Capital Stock or other Securities of the Company that are then entitled to vote generally in the election of Directors and not solely upon the occurrence and during the continuation of certain specified events, and any Convertible Securities that may be converted into, exercised for, or otherwise exchanged for such shares of Capital Stock.

Section 1.3 Other Definitional Provisions. When used in this Agreement, the words “hereof,” “herein,” and “hereunder,” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article and Section references are to this Agreement unless otherwise specified. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

ARTICLE II

GOVERNANCE

Section 2.1 TPG’s Representation on Company Board.

(a) On the Closing Date, the Company shall promptly cause one (1) person designated by TPG to be appointed to the Company Board in the manner provided in the Company’s governing documents for filling vacancies on the Company Board; provided, that, to the extent TPG has not designated one (1) such person before Closing, the Company shall promptly cause the person to be appointed to the Company Board when such person is designated by TPG. Following the Effective Date, subject to Section 2.1(f), for any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board, (i) so long as TPG, together with its Affiliates, Beneficially Owns as of the date of mailing of the Company’s definitive proxy statement in connection with such meeting (the “Mailing Date”) at least five percent (5%) of the outstanding Common Stock on an as-converted basis, the Company shall include one (1) person designated by TPG as a member of the slate of Company Board nominees proposed by the Company Board for election by the Company’s stockholders and, subject to the Company Board’s fiduciary duties, shall recommend that the Company’s stockholders vote in favor of the election of such nominee, and (ii) if TPG, together with its Affiliates, Beneficially Owns as of the Mailing Date less than five percent (5%) of the outstanding Common Stock on an as-converted basis, the Company shall not be required to include any persons designated by TPG as members of the slate of Company Board nominees. The member of the Company Board nominated or elected pursuant to this Section 2.1(a) is referred to herein as the “TPG Nominated Director.” The Company Board shall not withdraw any nomination or, subject to the Company Board’s fiduciary duties, recommendation required under this Section 2.1(a), unless TPG delivers to the Company Board a written request for such withdrawal. Further, (i) for any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board, the Company Board shall not nominate, in the aggregate, a number of nominees greater than the number of members of the Company Board, (ii) subject to the Company Board’s fiduciary duties, the Company Board shall not recommend the election of any other person to a position on the Company Board for which the TPG Nominated Director has been nominated, and (iii) the Company shall use commercially reasonable efforts to cause the TPG Nominated Director to be elected to the Company Board. If elected to the Company Board, the TPG Nominated Director will hold his or her office as a member of the Company Board for such term as is provided in the articles of incorporation and bylaws of the Company, or until his or her death, resignation or removal from the Company Board or until his or her successor has been duly elected and qualified in accordance with the provisions of this Agreement, the articles of incorporation and bylaws of the Company, and applicable Law.

(b) On the Closing Date, the Company shall promptly cause the TPG Nominated Director to be appointed (i) to the committee of the Company Board called the Investment Committee (the “Investment Committee”) and (ii) to the committee of the Company Board called the Compensation, Succession, Nominating and Governance Committee (the “Compensation Committee” and together with the Investment Committee, each a “Committee”); provided, that, to the extent TPG has not designated the TPG Nominated Director before Closing, the Company shall promptly cause such person to be appointed to the Committees when such person is designated by TPG. Following such appointment(s), so long as TPG has the right to designate the TPG Nominated Director pursuant to Section 2.1(a) the Company Board shall cause the TPG Nominated Director designated by TPG to serve on the Committees. For so long as TPG has the right to designate the TPG

Nominated Director to serve on the Committees, (x) the Company Board shall maintain a committee called the Investment Committee and a committee called the Compensation Committee and (y) each Committee may only take action with the affirmative vote of at least a majority of its members.

(c) If TPG no longer has the right to appoint the TPG Nominated Director pursuant to Section 2.1(a), TPG shall cause the TPG Nominated Director to resign from any Committees on which such TPG Nominated Director serves effective as of the date that is the earlier of the end of such TPG Nominated Director’s term and six months from the date on which TPG’s Beneficial Ownership fell below the applicable percentage. If TPG no longer has the right to appoint the TPG Nominated Director pursuant to Section 2.1(a), the number of directors that TPG shall be entitled to designate for nomination or appointment at any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board or any Committee thereof shall forever be reduced to zero (even if TPG or its Affiliates shall subsequently acquire additional shares of Common Stock). The TPG Nominated Director resigning as a result of the preceding sentence shall resign as of the date that is the earlier of the end of the TPG Nominated Director’s term and six (6) months from the date on which TPG’s Beneficial Ownership fell below the applicable percentage. In addition, TPG shall cause the TPG Nominated Director to resign promptly from the Company Board and any Committees on which the TPG Nominated Director serves if the TPG Nominated Director, as determined by the Company Board in good faith after consultation with outside legal counsel, (i) is prohibited or disqualified from serving as a director of the Company or a member of any such Committees under any rule or regulation of the SEC, the NYSE or by applicable Law, (ii) has engaged in acts or omissions constituting a breach of the TPG Nominated Director’s duty of loyalty to the Company and its stockholders, (iii) has engaged in acts or omissions that involve intentional misconduct or an intentional violation of Law or (iv) has engaged in any transaction involving the Company from which the TPG Nominated Director derived an improper personal benefit that was not disclosed to the Company Board prior to the authorization of such transaction; provided, however, that, subject to the limitations set forth in Section 2.1(a) and Section 2.1(b), TPG shall have the right to replace such resigning TPG Nominated Director with a new TPG Nominated Director, such newly named TPG Nominated Director to be appointed promptly to the Company Board in place of the resigning TPG Nominated Director in the manner set forth in the Company’s governing documents for filling vacancies on the Company Board. Nothing in this paragraph (c) or elsewhere in this Agreement (except Section 2.1(e)) shall confer any third-party beneficiary or other rights upon any person designated hereunder as a TPG Nominated Director, whether during or after such person’s service on the Company Board.

(d) For so long as TPG has the right to designate the TPG Nominated Director for nomination to the Company Board pursuant to Section 2.1(a) above, the Company Board shall (i) fill vacancies created by reason of death, removal or resignation of the TPG Nominated Director promptly upon request by TPG and only as directed by TPG, subject to the terms and conditions set forth in Section 2.1(a) above and Sections 2.1(f) and 2.1(g) below, and (ii) fill vacancies created by reason of death, removal or resignation of any director who is not a TPG Nominated Director (a “Non-TPG Director”) promptly upon request by the Non-TPG Directors and only as directed by the Non-TPG Directors; provided, however, that any such director designated by the Non-TPG Directors shall, as a condition precedent to his or her nomination, meet each of the requirements set forth in clauses (i) – (iv) of Section 2.1(f) below (it being understood that, for the purposes hereof, the word “TPG” appearing in clause (i) thereof shall be replaced with the words “the Non-TPG Directors”), other than, in the case of any non-independent or management director, the requirements of clause (iii) thereof. Further, for so long as TPG has the right to designate the TPG Nominated Director for appointment to any Committee pursuant to Section 2.1(b) above, the Company Board shall appoint and remove the TPG Nominated Director as members of any such Committee promptly upon request by TPG and only as directed by TPG, and shall fill vacancies created by reason of death, removal or resignation of the TPG Nominated Director promptly upon request by TPG and only as directed by TPG, subject to the terms and conditions set forth in Section 2.1(b) and 2.1(c) above and Sections 2.1(f) and 2.1(g) below. So long as TPG has promptly named a replacement, following any death, removal or resignation of the TPG Nominated Director, and prior to any the appointment of such replacement in accordance with this Agreement, the Company Board agrees not to authorize or take, and agrees to cause each Committee not to authorize or take, any action that would otherwise require the consent of a TPG Nominated Director until such time as such newly named TPG Nominated Director has been so appointed to the Company Board or such Committee.

(e) Each TPG Nominated Director that is elected to the Company Board shall be indemnified by the Company and its subsidiaries, if applicable, in connection with his or her service as a member of the Company Board or any Committee to the fullest extent permitted by Law and will be exculpated from liability for damages to the fullest extent permitted by Law. Without limiting the foregoing in this Section 2.1(e), each TPG Nominated Director who is elected to the Company Board shall be entitled to receive from the Company and its subsidiaries, if applicable, the same insurance coverage in connection with his or her service as a member of the Company Board and any Committee as is provided for each of the other members of the Company Board or Committee, as applicable.

(f) TPG shall only designate a person to be a TPG Nominated Director (i) who TPG believes in good faith has the requisite skill and experience to serve as a director of a publicly-traded company, (ii) who is not prohibited from or disqualified from serving as a director of the Company pursuant to any rule or regulation of the SEC, the NYSE or applicable Law, (iii) who meets the independence standards set forth in Section 303A.02(b) of the NYSE Listed Company Manual and (iv) with respect to which no event required to be disclosed pursuant to Item 401(f) of Regulation S-K of the 1934 Act has occurred. Notwithstanding anything to the contrary in this Section 2.1, the parties hereto agree that members of the Company Board shall retain the right to object to the nomination, election or appointment of any TPG Nominated Director for service on the Company Board or any Committee if the members of the Company Board determine in good faith, after consultation with outside legal counsel, that such TPG Nominated Director fails to meet the criteria set forth above or, with respect to any TPG Nominated Director to be appointed to the Company’s Audit Committee or Compensation Committee, any other rule or regulation of the SEC, the NYSE or applicable Law that applies to members of a company’s audit committee, governance committee or compensation committee (including for purposes of Section 16 of the Exchange Act and Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”)). In the event that the members of the Company Board object to the nomination, election or appointment of any TPG Nominated Director to the Company Board or any Committee pursuant to the terms of this Section 2.1(f), the Company Board shall nominate or appoint, as applicable, another individual designated by TPG as the TPG Nominated Director nominated for election to the Company Board or appointed to the Committee, as applicable, that meets the criteria set forth in this Section 2.1(f) and Section 2.1(g).

(g) Notwithstanding anything to the contrary in this Section 2.1, nothing shall prevent the Company Board from acting in accordance with its fiduciary duties or applicable Law or stock exchange requirements. The Company Board shall have no obligation to nominate, elect or appoint any TPG Nominated Director if such nomination, election or appointment would violate applicable Law or NYSE requirements or result in a breach by the Company Board of its fiduciary duties to its stockholders; provided, however, that the foregoing shall not affect the right of TPG to designate an alternative individual as the TPG Nominated Director nominated for election to the Company Board or appointed to the Committee, as applicable, subject to the other terms, conditions and provisions in this Article II.

(h) For purposes of calculating the Beneficial Ownership of the Company’s outstanding Common Stock owned by TPG and its Affiliates on an as-converted basis pursuant to this Article II, to the extent shares of the Company’s Capital Stock are issued or become issuable under any outstanding equity award, the vesting of which remains contingent on the satisfaction of any performance goals under such award that have yet to be achieved (and whether or not such goals are deemed to be satisfied as a result of the transactions contemplated by the Merger Agreement), such shares shall be deemed to be not outstanding and shall be excluded from the denominator in such calculation.

(i) The rights of TPG set forth in this Section 2.1 shall be in addition to, and not in limitation of, such voting rights that TPG may otherwise have as a holder of capital stock of the Company, subject to Section 4.1 below.

ARTICLE III

REGISTRATION RIGHTS

Section 3.1 Registration at Closing. The Company shall file, within thirty (30) days of Closing, a Registration Statement registering for sale all of the Registrable Securities held by the Holders and shall use commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable thereafter (and remain effective until the completion of the distribution contemplated thereby) and to file a final prospectus relating thereto. The plan of distribution set forth in the prospectus included in the Registration Statement shall include such methods of distribution as reasonably requested by the Holders. For the avoidance of doubt, such registration shall not be deemed a “Demand Registration” for purposes of the limitations set forth in Section 3.2(a).

Section 3.2 Demand Registration.

(a) Subject to the provisions hereof, at any time on or after the date that is 180 days after the Closing Date, the Holders of a majority of Registrable Securities shall have the right to require the Company to file a Registration Statement registering for sale all or part of their respective Registrable Securities under the Securities Act (a “Demand Registration”) by delivering a written request therefor to the Company (i) specifying the number of Registrable Securities to be included in such registration by such Holder or Holders, (ii) specifying whether the intended method of disposition thereof is pursuant to an Underwritten Offering (as defined below), and (iii) containing all information about such Holder required to be included in such Registration Statement in accordance with applicable Law. As soon as practicable after the receipt of such demand, the Company shall (x) promptly notify all Holders from whom the request for registration has not been received and (y) use reasonable best efforts to effect such registration (including, without limitation, appropriate qualification under applicable blue sky or other state securities Laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) of the Registrable Securities that the Company has been so requested to register; provided, however, that (i) the Holders shall not make a request for a Demand Registration under this Section 3.2(a) for Registrable Securities having an anticipated aggregate offering price of less than $5,000,000, (ii) the Holders will not be entitled to require the Company to effect more than three (3) Demand Registrations in the aggregate under this Agreement, and (iii) the Company will not be obligated to effect more than one (1) Demand Registration in any six (6) month period.

(b) The offering of the Registrable Securities pursuant to such Demand Registration may be in the form of an underwritten public offering (an “Underwritten Offering”). In such case, (i) the Company may designate the managing underwriter(s) of the Underwritten Offering, provided that such Holders may designate a co-managing underwriter to participate in the Underwritten Offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed and (ii) the Company shall (together with the Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form for underwriting agreements for firm commitment offerings of equity securities with the managing underwriter(s) proposing to distribute their securities through such Underwritten Offering, which underwriting agreement shall have indemnification provisions in substantially the form as set forth in Section 3.9 of this Agreement; provided, that (i) the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the underwriter(s) shall also be made to and for the benefit of the Holders proposing to distribute their securities through the Underwritten Offering, (ii) no Holder shall be required to make any representations and warranties to, or agreements with, any underwriter in a registration other than customary representations, warranties and agreements and (iii) the liability of each Holder in respect of any indemnification, contribution or other obligation of such Holder arising under such underwriting agreement (a) shall be limited to losses arising out of or based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, incorporated document or other such disclosure document or other document or report, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder expressly for inclusion therein and (b) shall not in any event, absent fraud or intentional misrepresentation, exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters’ discounts and commissions) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such Underwritten Offering. No Holder may participate in any such Underwritten Offering unless such Holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement. The Company shall not be obligated to effect or participate (a) more than two (2) Underwritten Offerings in any twelve (12) month period, and (b) in any Underwritten Offering during any lock-up period required by the underwriter(s) in any prior underwritten offering conducted by the Company on its own behalf or on behalf of the Holders.

(c) If, in connection with an Underwritten Offering, the managing underwriter(s) advise the Company that in its or their reasonable opinion the number of securities proposed to be included in such registration exceeds the Underwriters’ maximum number, then (i) the Company shall so advise all Holders of Registrable Securities to be included in such Underwritten Offering and (ii) the Company will be obligated and required to include in such Underwritten Offering only that number of Registrable Securities requested by the Holders thereof to be included in such registration that does not exceed such Underwriters’ maximum number, such Registrable Securities to be allocated pro rata among the Holders thereof on the basis of the number of Registrable Securities requested to be included therein by each such Holder. No shares of Common Stock held by any Person other than Registrable Securities held by the Holders shall be included in a Demand Registration without the prior written consent of the holders of a majority in interest of the Registrable Securities.

(d) A registration will not be deemed to have been effected as a Demand Registration unless the Registration Statement relating thereto has been declared effective by the SEC, at least 75% of the Registrable Securities requested to be included in the registration by the Holders are included in such registration, and the Company has complied in all material respects with its obligations under this Agreement with respect thereto; provided, however, that if, after it has become effective, (i) such Registration Statement or the related offer, sale or distribution of Registrable Securities thereunder is or becomes the subject of any stop order, injunction or other order or requirement of the SEC or any other governmental or administrative agency, or if any court prevents or otherwise limits the sale of the Registrable Securities pursuant to the registration, and in each case less than all of the Registrable Securities covered by the effective Registration Statement are actually sold by the selling Holder or Holders pursuant to the Registration Statement, or (ii) if, in the case of an Underwritten Offering, the Company fails to provide Full Cooperation, then such registration will be deemed not to have been effected for purposes of clause (ii) of the proviso to Section 3.2(a). If (i) a registration requested pursuant to this Section 3.2 is deemed not to have been effected as a Demand Registration or (ii) the registration requested pursuant to this Section 3.2 does not remain continuously effective until forty-five (45) days after the commencement of the distribution by the Holders of the Registrable Securities covered by such registration, then the Company shall continue to be obligated to effect a Demand Registration pursuant to this Section 3.2 of the Registrable Securities included in such registration. In circumstances not including the events described in the immediately two preceding sentences of this Section 3.2(d), each Holder of Registrable Securities shall be permitted voluntarily to withdraw all or any part of its Registrable Securities from a Demand Registration at any time prior to the commencement of marketing of such Demand Registration, provided that such registration nonetheless shall count as a Demand Registration for purposes of clause (ii) of the proviso to Section 3.2(a).

Section 3.3 Piggyback Registration.

(a) At any time after the one (1) year anniversary of the Closing Date (as defined in the Purchase Agreement), if (and on each occasion that) the Company proposes to register any of its securities under the Securities Act (other than pursuant to Section 3.1 or Section 3.2) for the account of any of its security holders and such registration permits the inclusion of the Registrable Securities (each such registration not withdrawn or abandoned prior to the effective date thereof being herein referred to as a “Piggyback Registration”), the Company shall give written notice to all Holders of such proposal promptly, but in no event later than ten (10) Business Days prior to the anticipated filing date.

(b) Subject to the provisions contained in paragraphs (a) and (c) of this Section 3.3 and in the last sentence of this paragraph (b), the Company will be obligated and required to include in each Piggyback Registration such Registrable Securities as requested in a written notice from any Holder delivered to the Company no later than five (5) Business Days following delivery of the notice from the Company specified in Section 3.3(a). The Holders of Registrable Securities shall be permitted to withdraw all or any part of their shares from any Piggyback Registration at any time on or before the fifth (5th) Business Day prior to the planned effective date of such Piggyback Registration, except as otherwise provided in any written agreement with the Company’s underwriter(s) establishing the terms and conditions under which such Holders would be obligated to sell such securities in such Piggyback Registration. The Company may terminate or withdraw any Piggyback Registration prior to the effectiveness of such registration, whether or not the Holders have elected to include Registrable Securities in such registration.

(c) If a Piggyback Registration is an Underwritten Offering on behalf of a holder of Company securities other than Holders, and the managing underwriter(s) advise the Company that in its or their reasonable opinion the number of securities proposed to be included in such registration exceeds the Underwriters’ Maximum Number, then the Company shall include in such registration (i) first, the number of securities requested to be included therein by the Holder(s) originally requesting such registration, (ii) second, the number of securities requested to be included therein by all Holders who have requested registration of Registrable Securities in accordance with Section 3.3(a), pro rata on the basis of the aggregate number of Registrable Securities requested to be included by each such Holder and (iii) third, any other securities that have been requested to be so included by any other person.

(d) In any Piggyback Registration that is an Underwritten Offering, the Company shall have the right to select the managing underwriter(s) for such registration.

(e) The Company shall not grant to any Person the right to request the Company to register any shares of Company securities in a Piggyback Registration unless such rights are consistent with the provisions of this Section 3.3.

Section 3.4 Registration Expenses. In connection with registrations pursuant to Section 3.1, Section 3.2 or Section 3.3 hereof, the Company shall pay all of the costs and expenses incurred in connection with the registrations thereunder (the “Registration Expenses”), including all (a) registration and filing fees and expenses, including, without limitation, those related to filings with the SEC, (b) fees and expenses of compliance with state securities or blue sky Laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (c) reasonable processing, duplicating and printing expenses, including expenses of printing prospectuses reasonably requested by any Holder, (d) of the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any liability insurance and the expense of any annual audit or quarterly review), (e) fees and expenses incurred in connection with listing the Registrable Securities for trading on a national securities exchange, (f) fees and expenses in connection with the preparation of the registration statement and related documents covering the Registrable Securities, (g) fees and expenses, if any, incurred with respect to any filing with FINRA, (h) any documented out-of-pocket expenses of the underwriter(s) incurred with the approval of the Company, (i) the cost of providing any CUSIP or other identification numbers for the Registrable Securities, (j) fees and expenses and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including, without limitation, the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested), (k) fees and expenses of any special experts retained by the Company in connection with such registration, and (l) reasonable and documented fees and expenses of one firm of counsel for the Holders to be selected by the Holders of a majority of the Registrable Securities to be included in such registration (“Holders’ Counsel”); provided, however, that the Company shall reimburse the Holders for the reasonable and documented fees and disbursements one, but not more than one, additional counsel retained by any Holder for the purpose of rendering any opinion required by the Company or the managing underwriter(s) to be rendered on behalf of such Holder in connection with any Demand Registration. Other than as provided in the foregoing sentence, the Company shall have no obligation to pay any out-of-pocket expenses of the Holders relating to the registrations effected pursuant to this Agreement. Notwithstanding the foregoing, Holders shall be responsible, on a pro rata basis based on the number of Registrable Securities included in the applicable registered offering by each such Holder, for any underwriting discounts and commissions attributable to the sale of Registrable Securities pursuant to a Registration Statement. The obligation of the Company to bear the expenses described in this Section 3.4 and to pay or reimburse the Holders for the expenses described in this Section 3.4 shall apply irrespective of whether any sales of Registrable Securities ultimately take place.

Section 3.5 Registration Procedures. In the case of each registration effected by the Company pursuant to this Agreement, the Company shall keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. In connection with any such registration:

(a) The Company will, as soon as reasonably practicable (and in any event, within 90 days) after its receipt of the request for registration under Section 3.2(a), prepare and file with the SEC a Registration Statement on Form S-1, Form S-3 or another appropriate Securities Act form reasonably acceptable to the Holders, and use reasonable best efforts to cause such Registration Statement to become and remain effective until the completion of the distribution contemplated thereby.

(b) The Company will (i) promptly prepare and file with the SEC such amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for as long as such registration is required to remain effective pursuant to the terms hereof, (ii) cause the prospectus to be supplemented by any required prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act, and (iii) comply with the provisions of the Securities Act applicable to it with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement or supplement to the prospectus.

(c) The Company will, at least ten (10) days prior to filing a Registration Statement or at least five (5) days prior to filing a prospectus or any amendment or supplement to such Registration Statement or prospectus, furnish to (i) each Holder of Registrable Securities covered by such Registration Statement, (ii) Holders’ Counsel and (iii) each underwriter of the Registrable Securities covered by such Registration Statement, copies of such Registration Statement and each amendment or supplement as proposed to be filed, together with any exhibits thereto, which documents will be subject to reasonable review and comment by each of the foregoing Persons within five (5) days after delivery, and thereafter, furnish to such Holders, Holders’ Counsel and the underwriter(s), if any, such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents or information as such Holder, Holders’ Counsel or the underwriter(s) may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the plan of distribution set forth in the prospectus included in the Registration Statement; provided, however, that notwithstanding the foregoing, if the Company intends to file any prospectus, prospectus supplement or prospectus sticker that does not make any material changes in the documents already filed, then Holders’ Counsel will be afforded such opportunity to review such documents prior to filing consistent with the time constraints involved in filing such document, but in any event no less than one (1) day.

(d) The Company will promptly notify each Holder of any stop order issued or threatened by the SEC and, if entered, use reasonable best efforts to prevent the entry of such stop order or to remove it as soon as reasonably possible.

(e) On or prior to the date on which the Registration Statement is declared effective, the Company shall use reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky Laws of such jurisdictions as any Holder reasonably requests and do any and all other lawful acts and things which may be reasonably necessary or advisable to enable the Holders to consummate the disposition in such jurisdictions of such Registrable Securities, and use commercially reasonable efforts to keep each such registration or qualification (or exemption therefrom) effective during the period which the Registration Statement is required to be kept effective; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (e), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction.

(f) The Company will notify each Holder, Holders’ Counsel and the underwriter(s) promptly and (if requested by any such Person) confirm such notice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or prospectus or for additional information to be included in any Registration Statement or prospectus or otherwise, (iii) of the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or blue sky Laws or the initiation of any proceedings for that purpose, and (iv) of the happening of any event that requires the making of any changes in a Registration Statement or related prospectus or any document incorporated or deemed to be incorporated by reference therein so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements in the Registration Statement and prospectus not misleading in light of the circumstances in which they were made; and, as promptly as practicable thereafter, prepare and file with the SEC and furnish a supplement or amendment to such prospectus so that, as thereafter deliverable to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Holder hereby agrees to keep any disclosures under subsection (iv) above confidential until such time as a supplement or amendment is filed.

(g) The Company will furnish customary closing certificates and other deliverables to the underwriter(s) and the Holders and enter into customary agreements satisfactory to the Company (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities.

(h) The Company will make available for inspection by any underwriter participating in any disposition pursuant to a Registration Statement, and any attorney, accountant or other agent retained by any such seller or underwriter (in each case after reasonable prior notice and at reasonable times during normal business hours and without unnecessary interruption of the Company’s business or operations), all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with the Registration Statement.

(i) The Company, during the period when the prospectus is required to be delivered under the Securities Act, promptly will file all documents required to be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

(j) The Company shall use reasonable best efforts to cause all Registrable Securities registered pursuant to the terms hereof to be listed on each national securities exchange on which the Common Stock of the Company is then listed.

(k) The Company shall use commercially reasonable efforts to cooperate and assist in obtaining of all necessary approvals from FINRA, if any.

(l) The Company shall provide a transfer agent and registrar for the Registrable Securities not later than the effective date of such Registration Statement.

(m) If requested, the Company shall furnish to each Holder a copy of all documents filed with and all correspondence from or to the SEC in connection with the offering of Registrable Securities.

(n) The Company otherwise shall use its reasonable best efforts to comply with all applicable rules and regulations of the SEC.

(o) The Company shall furnish to any requesting underwriter in an Underwritten Offering, addressed to such underwriter, (i) an opinion of the Company’s counsel (which may be the Company’s General Counsel), dated the date of closing of the sale of any Registrable Securities thereunder, as well as a consent to be named in the Registration Statement or any prospectus thereto, and (ii) comfort letters and consent to be named in the Registration Statement or any prospectus relating thereto signed by the Company’s independent public accountants who have examined and reported on the Company’s financial statements included in the Registration Statement, in each case covering substantially the same matters with respect to the Registration Statement (and the prospectus included therein) and (in the case of the accountants’ comfort letters) with respect to events subsequent to the date of the financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ comfort letters delivered to the underwriters in underwritten public offerings of securities, to the extent that the Company is required to deliver or cause the delivery of such opinion or comfort letters to the underwriters in an Underwritten Offering.

(p) In connection with each Demand Registration, the Company shall cause there to occur Full Cooperation.

For purposes of Section 3.5(a) and Section 3.5(b), the period of distribution of Registrable Securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Securities in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Securities covered thereby and one hundred twenty (120) days after the effective date thereof.

Section 3.6 Holders’ Obligations. The Company may require each Holder to promptly furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration, including all such information as may be requested by the SEC. Each Holder agrees that, notwithstanding the provisions of Section 3.7 hereof, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.5(f) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.5(f) hereof, and, if so directed by the Company, such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession and retained solely in accordance with record retention policies then-applicable to such Holder, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective by the number of days during the period from and including the date of the giving of notice pursuant to Section 3.5(f) hereof to the date when the Company shall make available to the Holders a prospectus supplemented or amended to conform with the requirements of Section 3.5(f) hereof.

Section 3.7 Blackout Provisions.

(a) Notwithstanding anything in this Agreement to the contrary, by delivery of written notice to the participating Holders (a “Suspension Notice”) stating which one or more of the following limitations shall apply to the addressee of such Suspension Notice, the Company may (i) postpone effecting a registration under this Agreement, or (ii) require such addressee to refrain from disposing of Registrable Securities under the registration, in either case for a period of no more than forty-five (45) consecutive days from the delivery of such Suspension Notice (which period may not be extended or renewed). The Company may postpone effecting a registration or apply the limitations on dispositions specified in clause (ii) of this Section 3.7(a) if (x) the Company Board, in good faith, determines that such registration or disposition would materially impede, delay or interfere with any material transaction then pending or proposed to be undertaken by the Company or any of its subsidiaries, or (y) the Company in good faith determines that the Company is in possession of material non-public information the disclosure of which during the period specified in such notice the Company Board, in good faith, reasonably believes would not be in the best interests of the Company; provided that the Company may not take any actions pursuant to this Section 3.7(a) for a period of time in excess of ninety (90) days in the aggregate in any twelve (12)-month period.

(b) If the Company shall take any action pursuant to clause (ii) of Section 3.7(a) with respect to any participating Holder in a period during which the Company shall be required to cause a Registration Statement to remain effective under the Securities Act and the prospectus to remain current, such period shall be extended for such Person by one (1) day beyond the end of such period for each day that, pursuant to Section 3.7(a), the Company shall require such Person to refrain from disposing of Registrable Securities owned by such Person.

Section 3.8 Exchange Act Registration. The Company will use its reasonable best efforts to timely file with the SEC such information as the SEC may require under Section 13(a) or Section 15(d) of the Exchange Act, and the Company shall use its reasonable best efforts to take all action as may be required as a condition to the availability of Rule 144 or Rule 144A under the Securities Act with respect to its Common Stock. The Company shall furnish to any holder of Registrable Securities forthwith upon request such reports and documents as a holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a holder to sell any such Registrable Securities without registration to the extent that such reports or documents are not publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system or any successor system thereto. Certificates evidencing Registrable Securities shall not contain any legend at such time as a Holder has provided reasonable evidence to the Company (including any customary broker’s or selling stockholder’s letters but expressly excluding an opinion of counsel other than with respect to clauses (d) or (e) below), that (a) there has been a sale of such Registrable Securities pursuant to an effective registration statement, (b) there has been a sale of such Registrable Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (c) such Registrable Securities are then eligible for sale under Rule 144(b)(i), (d) in connection with a sale, assignment or other transfer (other than under Rule 144), upon request of the Company, such Holder provides the Company with an opinion of counsel to such Holder, in a reasonably acceptable form, to the effect that such sale, assignment or transfer of the Registrable Securities may be made without registration under the applicable requirements of the Securities Act or (e) such legend is not required under applicable requirements of the Securities Act (including controlling judicial interpretations and pronouncements issued by the SEC). Following such time as restrictive legends are not required to be placed on certificates representing Registrable Securities pursuant to the preceding sentence, the Company will, no later than three (3) Business Days following the delivery by a Holder to the Company or the Company’s transfer agent of a certificate representing Registrable Securities containing a restrictive legend and the foregoing evidence (and opinion if applicable), deliver or cause to be delivered to such Holder a certificate representing such Registrable Securities that is free from all restrictive and other legends or credit the balance account of such Holder’s or such Holder’s nominee with the Depository Trust Company (the “DTC”) (if DTC is then offered by the Company and its transfer agent) with a number of shares of Common Stock equal to the number of shares of Common Stock represented by the certificate so delivered by such Holder.

Section 3.9 Indemnification.

(a) Indemnification by the Company. The Company agrees, notwithstanding the termination of this Agreement, to indemnify and hold harmless, to the fullest extent permitted by Law, each Holder and each of its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, managing members, general and limited partners, officers, directors, employees and agents of such controlling Person (each, a “Controlling Person”), from and against any and all losses, claims, damages, settlement amounts (only if the Company consented in writing to the settlement, which consent shall not be unreasonably withheld), liabilities, reasonable attorneys’ fees, costs and expenses of investigating and defending any such claim (collectively, “Damages”) and any action in respect thereof to which such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and any such Controlling Persons may become subject to under the Securities Act or otherwise, but only insofar as such Damages (or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus of the Company (or any amendment or supplement thereto) or any preliminary prospectus of the Company, or arise out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, except insofar as the same are based upon information furnished in writing to the Company by such Holder or any of its managers, members, managing members, general partners, officers, directors, employees, agents and Controlling Persons expressly for use therein, and, consistent with and subject to the foregoing, shall reimburse such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and each such Controlling Person for any legal and other expenses reasonably incurred by such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, or any such Controlling Person in investigating or defending or preparing to defend against any such Damages or proceedings. In addition to the indemnity contained herein, the Company will reimburse each Holder for its reasonable out-of-pocket legal and other expenses (including the reasonable out-of-pocket cost of any investigation, preparation and travel in connection therewith) as incurred in connection therewith, as promptly as practicable after such expenses are incurred and invoiced.

(b) Indemnification by the Holder. The Holders agree, severally and not jointly, to indemnify and hold harmless the Company, its officers, directors, employees and agents and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, managing members, general and limited partners, officers, directors, employees and agents of such controlling Person, to the same extent as the foregoing indemnity from the Company to the Holders, but only with respect to information related to the Holders, or their plan of distribution, furnished in writing by the Holders or any of their managers, members, managing members, general partners, officers, directors, employees, agents and Controlling Persons to the Company expressly for use in any Registration Statement or prospectus, or any amendment or supplement thereto, or any preliminary prospectus. No Holder shall be required to indemnify any Person pursuant to this Section 3.9(b) for any amount in excess of the net proceeds received by such Holder from the sale of the Registrable Securities sold for the account of such Holder.

(c) Conduct of Indemnification Proceedings. Promptly after receipt by any Person (an “Indemnified Party”) of notice of any claim or the commencement of any action in respect of which indemnity may be sought pursuant to Section 3.9(a) or Section 3.9(b), the Indemnified Party shall, if a claim in respect thereof is to be made against the Person against whom such indemnity may be sought (an “Indemnifying Party”), notify the Indemnifying Party in writing of the claim or the commencement of such action; provided that the failure to notify the Indemnifying Party shall not relieve it from any liability that it may have to an Indemnified Party except to the extent of any actual prejudice resulting therefrom. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, that the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party and its Controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, but the fees and expenses of such counsel shall be for the account of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of, and reimbursement of fees for, such counsel or (ii) in the reasonable opinion of counsel to such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnified Parties. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or would reasonably have been a party and indemnity would reasonably have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding. Whether or not the defense of any claim or action is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its written consent.

Section 3.10 No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to any of its securities (including any registration or similar agreement) which is inconsistent with or violates the material rights granted to the Holders in this Agreement.

Section 3.11 Lock-Up Agreements. Each of the Holders and the Company agrees that, in connection with an Underwritten Offering in respect of which Registrable Securities are being sold, or in connection with any other public offering of Common Stock by the Company, if requested by the underwriter(s), it will enter into customary “lock-up” agreements pursuant to which it will agree not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible or exchangeable into Common Stock (subject to customary exceptions) for a period not to exceed ninety (90) days from the effective date of the Registration Statement pertaining to such Registrable Securities or from such other date as may be requested by the underwriter(s). The Company further agrees that, in connection with an Underwritten Offering in respect of which Registrable Securities are being sold, if requested by the managing underwriter(s), it will exercise its best efforts to obtain agreements (in the underwriters’ customary form) from its directors and executive officers not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible or exchangeable into Common Stock (subject to customary exceptions), for a period not to exceed ninety (90) days from the effective date of the Registration Statement pertaining to such Registrable Securities or from such other date as may be requested by the underwriter(s).

Section 3.12 Termination of Registration Rights. The rights granted under this Article III shall terminate on the earlier of the date that (a) the Holders no longer Beneficially Own any Registrable Securities or (b) all Registrable Securities are eligible for sale without any volume or other limitations or restrictions; provided, however, that the indemnification provisions set forth in Section 3.9 shall survive such termination.

Section 3.13 Assignment; Binding Effect. The rights and obligations provided in this Article III may be assigned in whole or in part by any Holder to a controlled affiliate of such Holder or to any member, general or limited partner or stockholder of any such Holder (each, a “Permitted Transferee”) without the consent of the Company or any other Holder. Such assignment shall be effective upon receipt by the Company of (a) written notice from the Holder certifying that the transferee is a Permitted Transferee, stating the name and address of the Permitted Transferee and identifying the amount of Registrable Securities with respect to which the rights under this Agreement are being transferred, and (b) a written agreement from the Permitted Transferee to be bound by all of the terms of this Article III as a “Holder.” Upon receipt of the documents referenced in clauses (a) and (b) of this Section 3.13, the Permitted Transferee shall thereafter be deemed to be a “Holder” for all purposes of this Article III. Except as set forth in this Section 3.13, the rights and obligations provided in this Article III may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

ARTICLE IV

COVENANTS

Section 4.1 Standstill.

(a) TPG hereby agrees that until the earliest of (i) such time as TPG and its Affiliates no longer collectively own at least five percent (5%) of the outstanding Common Stock, (ii) the third (3rd) anniversary of the Effective Date or (iii) a Change of Control of the Company, without the prior written approval of the Company, neither TPG nor any of its Affiliates (other than any Non-Private Equity Business of TPG or its Affiliates) will, directly or indirectly:

(i) acquire, offer or propose to acquire or agree to acquire, Beneficial Ownership of more than fifteen percent (15%) of the outstanding Voting Securities of the Company in the aggregate, other than Voting Securities in excess of fifteen percent (15%) of the outstanding Voting Securities of the Company acquired (A) as a result of the exercise of any rights or obligations set forth in this Agreement, (B) pursuant to a stock split, stock dividend, recapitalization, reclassification or similar transaction, (C) with the consent of the majority of the non-TPG Directors or (D) directly from the Company;

(ii) enter into or agree, offer, propose or seek (whether publicly or otherwise) to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to all or part of the Company or any of its subsidiaries or any acquisition transaction for all or part of the assets of the Company or any of its subsidiaries or any of their respective businesses;

(iii) other than a “solicitation” of a “proxy” (as such terms are defined under Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(1)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)) seeking approval of the election to the Company Board solely with respect to any of the TPG Nominated Directors permitted by the terms hereof to serve on such Company Board, make, or in any way participate in, any such “solicitation” of “proxies” to vote, or seek to advise or influence any person or entity with respect to the voting of, any Common Stock of the Company or any of its subsidiaries;

(iv) call or seek to call a meeting of the stockholders of the Company or any of the Company’s subsidiaries or initiate any stockholder proposal for action by the stockholders of the Company, form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder) with respect to any Voting Securities;

(v) deposit any Securities of the Company into a voting trust, or subject any Securities of the Company to any agreement or arrangement with respect to the voting of such securities, or other agreement or arrangement having similar effect;

(vi) seek representation on the Company Board or a change in the composition of the Company Board or number of directors elected by the holders of Common Stock or a change in the number of such directors who represent TPG, other than as expressly permitted pursuant to this Agreement; and

(vii) bring any action or otherwise act to contest the validity of this Section 4.1;

provided, that nothing in clauses (ii), (iii), (iv) or (vi) of this Section 4.1(a) shall apply to the TPG Nominated Director solely in his or her capacity as a director of the Company or to actions taken by TPG or any of its Affiliates to prepare the TPG Nominated Director to act in such capacity.

(b) The limitations provided in Section 4.1(a) shall, upon the occurrence of any of the following events, immediately be suspended until the expiration of the time period set forth below in this Section 4.1(b), but only so long as TPG or any of its Affiliates (other than any Non Private Equity Business of TPG or its Affiliates) did not directly or indirectly assist, facilitate, encourage or participate in any such events:

(i) on the commencement (as defined in Rule 14d-2 of the Exchange Act) by any Person of a tender or exchange offer seeking to acquire Beneficial Ownership of a number outstanding shares of Voting Securities of the Company that, if consummated, would result in a Change of Control and which is recommended by the Company Board; provided, that TPG has not facilitated, encouraged, or otherwise participated in such tender offer; or

(ii) on the public announcement by the Company Board or a duly constituted committee of the Company Board (a) to solicit one or more proposals for a transaction that, if consummated, would result in a Change of Control or (b) to pursue discussions or negotiations or make diligence materials available, with respect to an unsolicited proposal for a transaction that, if consummated, would result in a Change of Control; provided, that in each case TPG has not facilitated, encouraged, or otherwise participated in such tender offer.

provided, however, that upon (y) any withdrawal or lapsing of any such tender or exchange offer referred to in Section 4.1(b)(i) which does not result in a Change of Control, or (z) the abandonment by the Company Board or a duly constituted committee of the Company Board of a process to solicit a proposal of the type referred to in Section 4.1(b)(ii) without a Change of Control having occurred and without an agreement to effect a Change of Control, as the case may be, the limitations provided in Section 4.1(a) (except to the extent then suspended as a result of any other event specified in this Section 4.1(b)) shall again be applicable for so long as and only to the extent provided in this Agreement.

Section 4.2 No Conflicting Agreements. For so long as this Agreement remains in effect, neither the Company nor TPG shall enter into any stockholder agreement or arrangement of any kind with any Person with respect to any Shares or other Securities, or otherwise act or agree to act in concert with any Person with respect to any Shares or other Securities, to the extent such agreement, arrangement, or concerted act would controvert, or otherwise be inconsistent in any material respect with, the provisions of this Agreement. The Company (as successor to Parkway) and TPG hereby agree that, as of the execution of this Agreement, the Stockholders Agreement, dated as of June 5, 2012, by and among TPG, TPG Manager and Parkway shall be deemed terminated, null and void, and no longer of any effect.

Section 4.3 Further Assurances. Each of TPG and the Company agrees to execute and deliver all such further documents and do all acts and things that from time to time may reasonably be required to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1 Amendment and Waiver. This Agreement may not be amended, except by an agreement in writing, executed by each of TPG and the Company, and compliance with any term of this Agreement may not be waived, except by an agreement in writing executed on behalf of the party against whom the waiver is intended to be effective. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of any such provision and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 5.2 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void, or otherwise unenforceable, all other provisions of this Agreement, to the extent permitted by Law, shall not be affected and shall remain in full force and effect. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 5.3 Entire Agreement. Except as otherwise expressly set forth herein, this Agreement and the Purchase Agreement, together with the agreements and other documents and instruments referred to herein, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersede and preempt any prior understandings, agreements, or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

Section 5.4 Successors and Assigns. Except as expressly set forth herein, neither this Agreement nor any of the rights or obligations of any party under this Agreement (including any rights under Article II and Article III hereof) may be assigned, in whole or in part (except by operation of Law), by either party without the prior written consent of the other party, and any such transfer or attempted transfer without such consent shall be null and void. This Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

Section 5.5 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be an original and all of which, when taken together, shall constitute one and the same agreement.

Section 5.6 Remedies.

(a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that each and every one of the covenants or agreements in this Agreement are not performed in accordance with their terms, and it is therefore agreed that, in addition to, and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order, or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically each and every one of the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b) All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such party.

Section 5.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first (1st) Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to the Company:

Cousins Properties Incorporated

191 Peachtree Street, Suite 500

Atlanta, Georgia 30303

Attention: General Counsel

Fax No.: (404) 407-1641

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy and David E. Shapiro

Fax No.: (212) 403-2000

If to TPG:

c/o TPG Global, LLC

301 Commerce St, Suite 3300

Fort Worth, Texas 76102

Attn: General Counsel

Facsimile: (817) 871-4001

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: Carl P. Marcellino

Fax: (646) 728-1523

Section 5.8 Governing Law; Venue and Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to, or otherwise giving effect to, any body of Law or other rule that would cause or otherwise require the application of the Laws of any other jurisdiction.

(b) Any action or proceeding against either the Company or TPG relating in any way to this Agreement may be brought exclusively in the courts of the State of New York or (to the extent subject matter jurisdiction exists therefore) the United States District Court for the Southern District of New York, and each of the Company and TPG irrevocably submits to the jurisdiction of both such courts in respect of any such action or proceeding. Any actions or proceedings to enforce a judgment issued by one of the foregoing courts may be enforced in any jurisdiction.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH OF THE COMPANY AND TPG HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION, OR SUIT (WHETHER IN CONTRACT, TORT, OR OTHERWISE), INQUIRY, PROCEEDING, OR INVESTIGATION ARISING OUT OF, OR BASED UPON, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH OF THE COMPANY AND TPG ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTY THAT THIS SECTION 5.8(C) CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH IT IS RELYING, AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. THE COMPANY OR TPG MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 5.8(C) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 5.9 Third Party Benefits. Except for the provisions in Section 5.10, none of the provisions of this Agreement is for the benefit of, or shall be enforceable by, any third-party beneficiary.

Section 5.10 No Recourse Against Others. All claims, causes of action (whether in contract or in tort, in law or in equity, or granted by statute), obligations, or liabilities that may be based upon, be in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, performance or breach of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any and all former, current or future directors, officers, employees, incorporators, members, general or limited partners, controlling persons, managers, management companies, equityholders, affiliates, agents, attorneys, or representatives of, and any and all former, current or future financial advisors or lenders to, any Contracting Party, and any and all former, current or future directors, officers, employees, incorporators, members, general or limited partners, controlling persons, managers, management companies, equityholders, affiliates, agents, attorneys, or representatives of, and any and all former, current or future financial advisors or lenders to, any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (the “Non-Recourse Parties”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement, or the negotiation, execution, performance, or breach of this Agreement; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such claims and causes of action against any such Non-Recourse Parties. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Non-Recourse Party, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the corporate, limited liability company or limited partnership veil, unfairness, undercapitalization, or otherwise, in each case in connection with, or related in any manner to this Agreement, or the negotiation, execution, performance, or breach of this Agreement; and (b) each Contracting Party disclaims any reliance upon any Non-Recourse Parties with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 5.11 Interpretation. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.12 Expenses. Except to the extent otherwise expressly provided herein, the Company shall reimburse TPG and its Affiliates, upon presentation of appropriate documentation, for all reasonable out-of-pocket expenses incurred by TPG and its Affiliates after the date hereof in connection with enforcement of this Agreement.

Section 5.13 Termination. Except to the extent otherwise expressly provided herein, this Agreement, and all of the rights and obligations set forth herein, shall terminate and be of no further force or effect in the event that (a) TPG and its Affiliates cease to Beneficially Own any shares of Common Stock, (b) the registration rights and obligations set forth in Article III (other than those set forth in Section 3.9) have terminated pursuant to Section 3.12 or (c) the transactions contemplated by the Merger Agreement are not consummated pursuant to the terms thereto. Notwithstanding anything herein to the contrary, this Agreement may not be revoked by any party prior to the Effective Date without the prior written consent of all parties hereto.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement as of the date first written above.

COMPANY:

COUSINS PROPERTIES INCORPORATED

By:	/s/ Gregg D. Adzema
Name:	Gregg D. Adzema
Title:	Executive Vice President and Chief Financial Officer

Signature Page to Stockholders Agreement

TPG:

TPG VI PANTERA HOLDINGS, L.P.

	By:	TPG Genpar VI Delfir AIV, L.P., its
general partner

	By:	TPG Genpar VI Delfir AIV Advisors,
LLC, its general partner

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

TPG MANAGER:

TPG VI MANAGEMENT, LLC

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

EXHIBIT B

STOCKHOLDERS AGREEMENT

This STOCKHOLDERS AGREEMENT is entered into as of [            ], 2016, by and among TPG VI Pantera Holdings, L.P., a Delaware limited partnership (“TPG”), [HoustonCo], a [                    ] corporation (the “Company”), and, solely for purposes of Article IV and related definitions, TPG VI Management, LLC, a Delaware limited liability company (the “TPG Manager”).

WHEREAS, pursuant to that certain Agreement and Plan of Merger by and among Parkway Properties, Inc., a Maryland corporation (“Parkway”), Parkway Properties LP (“Parkway LP”), a Delaware limited partnership, Cousins Properties Incorporated, a Georgia corporation (“Cousins”), and Clinic Sub Inc., a Maryland corporation (“Merger Sub”), dated as of April 28, 2016 (as it may be amended, restated, or otherwise modified from time to time, and together with all exhibits, schedules, and other attachments thereto, the “Merger Agreement”), (i) Parkway merged with and into Merger Sub with Merger Sub continuing as the surviving corporation (the “Merger”) and (ii) Cousins and Parkway LP completed a restructuring resulting in the contribution of the Houston Business (as defined in the Merger Agreement) to the Company and the distribution of shares of the Company (the “Distribution”) to the stockholders of Cousins immediately following the Merger (as defined in the Merger Agreement);

WHEREAS, TPG received [    ] [(    )] shares of Common Stock of the Company in connection with the Distribution; and

WHEREAS, TPG and the Company desire to enter into this Agreement in order to generally set forth their respective rights and responsibilities, and to establish various arrangements and restrictions with respect to, among other things, (a) actions that may or may not be undertaken in respect of the shares of Common Stock Beneficially Owned by TPG, (b) the governance of the Company, (c) certain registration rights with respect to the Registrable Securities (as defined herein) and (d) other related matters with respect to the Company.

NOW, THEREFORE, in consideration of the premises set forth above and of the mutual representations, covenants, and obligations hereinafter set forth, and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms

As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, including, with respect to TPG, any Affiliated Fund of TPG; provided, however, that in no event shall (a) any of the portfolio companies in which TPG’s Affiliates have an investment, or (b) the Company, any of its Subsidiaries, or any of the Company’s other controlled Affiliates be deemed to be Affiliates of TPG for purposes of this Agreement; and provided, further, that no investment bank that may employ or have as a partner a member of the Company Board shall be deemed to be an “Affiliate” of TPG for purposes of this Agreement.

“Affiliated Fund” shall mean, in the case of TPG, each corporation, trust, limited liability company, general or limited partnership, or other Person with whom TPG is under common control or to which TPG or an Affiliate of TPG is the investment adviser.

“Agreement” means this Stockholders Agreement, as it may be amended, restated, or otherwise modified from time to time, together with all exhibits, schedules, and other attachments hereto.

“Beneficial Ownership” means, with respect to any Security, the ownership of such Security by any “Beneficial Owner,” as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that, in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Own, “Beneficially Owned” and “Beneficial Owner” shall have correlative meaning.

“Business Day” means any day that is not a Saturday, a Sunday, or any other day on which banks are required or authorized by Law to be closed in the City of New York, in the State of New York.

“Capital Stock” means, with respect to any Person at any time, any and all shares, interests, participations, or other equivalents (however designated, and whether voting or non-voting) of capital stock, partnership interests (whether general or limited), limited liability company membership interests, or equivalent ownership interests in, or issued by, such Person.

“Change of Control” means (i) a sale of all or substantially all of the direct or indirect assets of the Company (including by way of any reorganization, merger, consolidation or other similar transaction), (ii) a direct or indirect acquisition of Beneficial Ownership of Voting Securities of the Company by another Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), by means of any transaction or series of transactions (including any reorganization, merger, consolidation, joint venture, share transfer or other similar transaction), pursuant to which the stockholders of the Company immediately preceding such transaction or transactions collectively own, following the consummation of such transaction or transactions, less than fifty percent (50%) of the Voting Securities of the Company or the surviving entity, as the case may be, or (iii) the obtaining by any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of the power (whether or not exercised) of the power to elect a majority of the members of the Company Board (or similar governing body) of the Corporation.

“Committee” has the meaning set forth in Section 2.1(b).

“Common Stock” means the Common Stock of the Company, par value $0.001 per share.

“Company” has the meaning set forth in the Recitals hereto.

“Company Board” means the board of directors of the Company.

“Contracting Party” has the meaning set forth in Section 6.10.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two (2) or more Persons, means the possession, directly or indirectly, of the power to direct, or cause the direction of, the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract, or by any other means.

“Controlling Person” has the meaning set forth in Section 4.9(a).

“Convertible Securities” means any evidence of indebtedness, shares of Capital Stock (other than Common Stock) or other Securities (including Options) that are directly or indirectly convertible into, or otherwise exchangeable or exercisable for, Shares.

“Damages” has the meaning set forth in Section 4.9(a).

“DCR” has the meaning set forth in Section 2.3.

“Debt” means, with respect to the Company and its subsidiaries, all liabilities, including all obligations in respect of principal, accrued interest, penalties, fees and premiums, for (a) indebtedness for borrowed money (including principal and accrued interest), (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments (including principal and accrued interest), (c) “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) indebtedness for payments arising in respect of drawn letters of credit or bankers’ acceptances or secured by a purchase money mortgage or other lien to secure all or part of the purchase price of the property subject to such mortgage or lien, (e) liabilities and obligations under capital leases (determined in accordance with GAAP), and (f) indebtedness of third Persons which is directly or indirectly guaranteed by the Company or any of its subsidiaries.

“Demand Registration” has the meaning set forth in Section 4.2(a).

“Director” means, with respect to any Person, any member of the board of directors of such Person (other than any advisory, honorary or other non-voting member of such board).

“DTC” has the meaning set forth in Section 4.8.

“Equity Issuance” means any issuance, sale or placement of any Common Stock or other Capital Stock of the Company or any of its subsidiaries, and any issuance, sale or placement of any other Securities of the Company or any of its subsidiaries that are convertible or exchangeable into Common Stock or other Capital Stock of the Company or any of its subsidiaries; provided, however, that no Permitted Issuance shall constitute or be deemed to constitute an “Equity Issuance” for purposes of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with all rules and regulations promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Full Cooperation” means, in connection with any Underwritten Offering, where, in addition to the cooperation otherwise required by this Agreement, members of senior management of the Company (including the chief executive officer and chief financial officer) fully cooperate with the underwriter(s) in connection with all reasonable and customary recommendations and requests of such underwriter(s), and make themselves available upon reasonable notice to participate in due diligence meetings or calls, “road-show” and other reasonable and customary marketing activities in such locations (domestic and foreign) as recommended by the underwriter(s).

“GAAP” means United States generally accepted accounting principles in effect as of the date hereof.

“Holder” means TPG and any Permitted Transferee that becomes a Holder pursuant to Section 4.13, and solely for purposes of Article IV and related definitions, the TPG Manager.

“Indemnified Party” has the meaning set forth in Section 4.9(c).

“Indemnifying Party” has the meaning set forth in Section 4.9(c).

“Law” means any statue, law, regulation, ordinance, rule, injunction, order, decree, directive, or any similar form of decision of, or determination by, any governmental or self-regulatory authority.

“Mailing Date” has the meaning set forth in Section 2.1(a).

“Merger Agreement” has the meaning set forth in the Recitals hereto.

“Non-Recourse Party” has the meaning set forth in Section 6.10.

“NYSE” means the New York Stock Exchange and any successor thereto.

“Options” means any options, warrants, or other rights to subscribe for, purchase, or otherwise acquire shares of Capital Stock of the Company (or any successor thereto).

“Permitted Issuance” means (a) any issuance of Capital Stock upon the exercise of Options outstanding as of the date of this Agreement and in accordance with their terms as in effect on the date of this Agreement, (b) any issuance, sale or authorization pursuant to the Company’s existing compensation arrangements for its directors, officers, employees, consultants and agents, (c) any issuance, sale or authorization pursuant to any future compensation arrangements for the Company’s directors, officers, employees, consultants and agents that are approved by the Company’s Compensation Committee, (d) any issuance, sale or authorization pursuant to or in connection with any dividend reinvestment plan or employee stock purchase plan of the Company or the establishment thereof, (e) any issuance in exchange for limited partnership units in Parkway LP in accordance with the limited partnership agreement of Parkway LP, and (e) any issuance, sale or placement of Capital Stock as consideration in any acquisition transaction, including any Change of Control, that has been approved by the Company Board.

“Permitted Transferee” has the meaning set forth in Section 4.13.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, or other entity or organization, including any governmental authority.

“Piggyback Registration” has the meaning set forth in Section 4.3(a).

“Pro Rata Portion” means, with respect to TPG and its Affiliates at a given time and with respect to a given Equity Issuance, a number of shares of Common Stock, other Capital Stock or other Securities to be issued, sold or placed in the Equity Issuance equal to the product of (a) the number of shares of Common Stock, other Capital Stock or other Securities proposed to be issued, sold or placed in the Equity Issuance, multiplied by (b) a fraction, the numerator of which is the aggregate number of shares of Common Stock Beneficially Owned by TPG and its Affiliates on the basis of the number of shares of Common Stock issued and outstanding immediately prior to the Equity Issuance, and the denominator of which is the aggregate number of shares of outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding immediately prior to the Equity Issuance.

“Registrable Securities” means at any time, the shares of Common Stock held beneficially or of record by any of the Holders, including shares of Common Stock acquired by way of a dividend, stock split, recapitalization, plan of reorganization, merger, sale of assets or otherwise. Registrable Securities shall continue to be Registrable Securities until (x) they are sold pursuant to an effective Registration Statement under the Securities Act or (y) they may be sold by their Holder without registration under the Securities Act pursuant to Rule 144 (or any similar provision then in force) without limitation thereunder on volume or manner of sale or other restrictions under Rule 144.

“Registration Expenses” has the meaning set forth in Section 4.4.

“Registration Statement” means any registration statement filed by the Company under the Securities Act that covers any of the Registrable Securities, including a prospectus, amendment and supplements thereto, and all exhibits and material incorporated by reference therein.

“Rule 144” means Rule 144 promulgated under the Securities Act or any successor federal statute, rules, or regulations thereto, and in the case of any referenced section of any such statute, rule, or regulation, any successor section thereto, collectively as from time to time amended and in effect.

“SEC” means the Securities and Exchange Commission.

“Securities” means Capital Stock, limited partnership interests, limited liability company interests, beneficial interests, warrants, options, restricted stock units, notes, bonds, debentures, and other securities, equity interests, ownership interests and similar obligations of every kind and nature of any Person.

“Securities Act” means the Securities Act of 1933 or any successor federal statute, and the rules and regulations of the Securities and Exchange Commission thereunder, and in the case of any referenced section of any such statute, rule or regulation, any successor section thereto, collectively and as from time to time amended and in effect.

“Shares” means (a) all shares of the Capital Stock of the Company originally issued to, or issued with respect to shares originally issued to, or held by, a stockholder of the Company, whenever issued, including all shares of the Company issued upon the exercise, conversion, or exchange of any Convertible Securities and (b) all Convertible Securities originally granted or issued to, or held by, any stockholder (treating such Convertible Securities as a number of shares equal to the number of shares of the Company for which such Convertible Securities may be converted or exercised, for all purposes of this Agreement, except as otherwise set forth herein).

“Suspension Notice” has the meaning set forth in Section 4.7(a).

“Stockholder Approval” means the affirmative vote of holders of a majority of the Common Stock present or represented and entitled to vote at a meeting of stockholders of the Company (other than Common Stock held by TPG and its Affiliates) of certain matters related to the transactions contemplated this Agreement, including without limitation the matters set forth in Section 2.1(b) and Section 3.1(a) hereof that are conditioned on such approval.

“Stockholders Meeting” has the meaning set forth in Section 3.1.

“TPG Manager” has the meaning set forth in the Recitals hereto.

“TPG Nominated Directors” has the meaning set forth in Section 2.1(a).

“Underwriters’ Maximum Number” means, for any Demand Registration or Piggyback Registration, that number of securities to which such registration should, in the opinion of the managing underwriter(s) of such registration, in light of marketing factors, be limited.

“Underwritten Offering” has the meaning set forth in Section 4.2(b).

“Voting Securities” means at any time shares of any class of Capital Stock or other Securities of the Company that are then entitled to vote generally in the election of Directors and not solely upon the occurrence and during the continuation of certain specified events, and any Convertible Securities that may be converted into, exercised for, or otherwise exchanged for such shares of Capital Stock.

Section 1.2 Other Definitional Provisions. When used in this Agreement, the words “hereof,” “herein,” and “hereunder,” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article and Section references are to this Agreement unless otherwise specified. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

ARTICLE II

GOVERNANCE

Section 2.1 TPG’s Representation on Company Board.

(a) On the Closing Date (as defined in the Merger Agreement), if the number of members constituting the Company Board is other than seven (7), the Company Board shall promptly be reconstituted such that the number of members constituting the Company Board shall be seven (7), subject to increase or decrease by the Company Board from time-to-time, in accordance with the certificate of incorporation and bylaws of the Company and this Agreement. On the Closing Date, the Company shall promptly cause up to two (2) persons (in the aggregate) designated by TPG to be appointed to the Company Board in the manner provided in the Company’s governing documents for filling vacancies on the Company Board; provided, that, to the extent TPG has not designated two (2) such persons before Closing, the Company shall promptly cause the remaining persons to be appointed to the Company Board when such persons are designated by TPG. Following the date hereof, subject to Section 2.1(f), for any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board, (i) so long as TPG, together with its Affiliates, Beneficially Owns as of the date of mailing of the Company’s definitive proxy statement in connection with such meeting (the “Mailing Date”) at least five percent (5%), but equal to or less than thirty percent (30%), of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company shall include two (2) persons designated by TPG as members of the slate of Company Board nominees proposed by the Company Board for election by the Company’s stockholders and, subject to the Company Board’s fiduciary duties, shall recommend that the Company’s stockholders vote in favor of the election of all two (2) such nominees, (ii) so long as TPG, together with its Affiliates, Beneficially Owns as of the Mailing Date at least two and one half percent (2.5%), but less than five percent (5%), of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company shall include one (1) person designated by TPG as a member of the slate of Company Board nominees proposed by the Company Board for election by the Company’s stockholders and, subject to the Company Board’s fiduciary duties, shall recommend that the Company’s stockholders vote in favor of the election of such nominee, (iii) if TPG, together with its Affiliates, Beneficially Owns as of the Mailing Date less than two and one half (2.5%) of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company shall not be required to include any persons designated by TPG as members of the slate of Company Board nominees and (iv) if TPG, together with its Affiliates, Beneficially Owns as of the Mailing Date greater than thirty percent (30%) of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company shall include three (3) persons designated by TPG as members of the slate of Company Board nominees proposed by the Company Board for election by the Company’s stockholders and, subject to the Company Board’s fiduciary duties, shall recommend that the Company’s stockholders vote in favor of the election of all three (3) such nominees. The members of the Company Board nominated or elected pursuant to this Section 2.1(a) are referred to herein as the “TPG Nominated Directors.” The Company Board shall not withdraw any nomination or, subject to the Company Board’s fiduciary duties, recommendation required under this Section 2.1(a), unless TPG delivers to the Company Board a written request for such withdrawal. Further, (i) for any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board, the Company Board shall not nominate, in the aggregate, a number of nominees greater than the number of members of the Company Board, (ii) subject to the Company Board’s fiduciary duties, the Company Board shall not recommend the election of any other person to a position on the Company Board for which a TPG Nominated Director has been nominated, and (iii) the Company shall use commercially reasonable efforts to cause each TPG Nominated Director to be elected to the Company Board. If elected to the Company Board, each TPG Nominated Director will hold his or her office as a member of the Company Board for such term as is provided in the articles of incorporation and bylaws of the Company, or until his or her death, resignation or removal from the Company Board or until his or her successor has been duly elected and qualified in accordance with the provisions of this Agreement, the articles of incorporation and bylaws of the Company, and applicable Law.

(b) On the Closing Date, the Company shall promptly cause the committee of the Company Board called the Investment Committee (the “Investment Committee”) and the committee of the Board called the Compensation Committee (the “Compensation Committee” and together with the Investment Committee, each a “Committee”) to be comprised of not more than four (4) members. On the Closing Date, the Company shall promptly cause (i) two (2) TPG Nominated Directors (in the aggregate) designated by TPG to be appointed to the Investment Committee; provided, that, to the extent TPG has not designated up to two (2) TPG Nominated Directors for appointment to the Investment Committee before Closing, the Company shall promptly cause such persons to be appointed to such Committee when such persons are designated by TPG and (ii) one (1) TPG Nominated Director designated by TPG to be appointed to the Compensation Committee; provided, that, to the extent TPG has not designated one (1) TPG Nominated Director for appointment to the Compensation Committee before Closing, the Company shall promptly cause such person to be appointed to such Committee when such person is designated by TPG. Following such appointment(s), (i) so long as TPG, together with its Affiliates, Beneficially Owns at least five percent (5%) of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company Board shall include two (2) TPG Nominated Directors designated by TPG on the Investment Committee and one (1) TPG Nominated Director designation by TPG on the Compensation Committee, (ii) so long as TPG, together with its Affiliates, Beneficially Owns at least two and one half percent (2.5%), but less than five percent (5%), of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company Board shall include one (1) TPG Nominated Director designated by TPG on the Investment Committee and one (1) TPG Nominated Director designation by TPG on the Compensation Committee and (iii) if TPG, together with its Affiliates, Beneficially Owns less than two and one half percent (2.5%) of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, the Company Board shall not be required to include any persons designated by TPG on any Committee. For so long as TPG has the right to designate any TPG Nominated Directors to serve on the Committees, (x) the Company Board shall maintain a committee called the Investment Committee, the rights and responsibilities of which shall include those described on Exhibit A hereto, and a committee called the Compensation Committee, the rights and responsibilities of which shall include those described on Exhibit B hereto, (y) each Committee may only take action with the affirmative vote of at least a majority of its members and (z) (A) the Company Board will not authorize, and the Company Board will not cause to be taken, any action described on Exhibit A or in clause (ii) of Exhibit B hereto, as the case may be, absent the affirmative approval of the Investment Committee or the Compensation Committee, as the case may be, and (B) subject to and only following the receipt of Stockholder Approval, the Company Board will not authorize, and the Company Board will not cause to be taken, any action described in clause (i) of Exhibit B hereto absent the affirmative approval of the Compensation Committee. Furthermore, for so long as TPG has the right to designate any TPG Nominated Directors to serve on the Committees, if to the extent that any TPG Nominated Director is not permitted to serve on the Compensation Committee for any reason, including pursuant to Section 2.1(f) or Section 2.1(g) below, the Company Board shall create a new Committee in accordance with this Section 2.1(b), that includes the requisite number of TPG Nominated Directors, and that has the rights and responsibilities described on Exhibit B hereto. Any such Committee may only take action with the affirmative vote of at least a majority of its members and (x) the Company Board will not authorize, and the Company will not cause to be taken, any action described in clause (ii) of Exhibit B hereto absent the affirmative approval of such action by such Committee, and (y) subject to and only following receipt of Stockholder Approval, the Company Board will not authorize, and the Company Board will not cause to be taken, any action described in clause (i) of Exhibit B hereto absent the affirmative approval by such Committee.

(c) If TPG’s, together with its Affiliates’, Beneficial Ownership of outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, falls below any percentage threshold set forth in Section 2.1(b) above, TPG shall cause one or more, as applicable, of the TPG Nominated Directors to resign from any Committees on which such TPG Nominated Directors serve effective as of the date that is the earlier of the end of such TPG Nominated Director’s term and six months from the date on which TPG’s Beneficial Ownership fell below the applicable percentage, such that the remaining number of TPG Nominated Directors on such Committees does not exceed the number that TPG is then entitled to designate appointment pursuant to the terms and conditions of Section 2.1(b). If TPG’s, together with its Affiliates’, Beneficial Ownership of outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, falls below any percentage threshold set forth in Section 2.1(a) and Section 2.1(b) above, the number of directors that TPG shall be entitled to designate for nomination or appointment at any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board or any Committee thereof shall be reduced to such number that does not exceed the number that TPG is then entitled to designate for nomination or appointment pursuant to the terms and conditions of Section 2.1(a) and Section 2.1(b) above, as applicable, and TPG shall cause one or more, as applicable, of the TPG Nominated Directors to resign as of the date that is the earlier of the end of such TPG Nominated Director’s term and six months from the date on which TPG’s Beneficial Ownership fell below the applicable percentage. If, after the date on which TPG’s Beneficial Ownership fell below the applicable percentage and before the effective date of the TPG Director’s resignation in accordance with the preceding sentence, TPG or its Affiliates acquire additional shares of Common Stock which meet the percentage thresholds set forth in Sections 2.1(a) and 2.1(b) above, then the number of directors that TPG shall be entitled to designate for nomination or appointment at any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members to the Company Board or any Committee thereof shall be increased to the applicable number set forth in Sections 2.1(a) and 2.1 (b) (otherwise, the number of directors that TPG shall be entitled to so designate shall be forever so reduced, even if TPG or its Affiliates shall subsequently acquire additional shares of Common Stock). In addition, TPG shall cause any TPG Nominated Director to resign promptly from the Company Board and any Committees on which such TPG Nominated Director serves if such TPG Nominated Director, as determined by the Company Board in good faith after consultation with outside legal counsel, (i) is prohibited or disqualified from serving as a director of the Company or a member of any such Committees under any rule or regulation of the SEC, the NYSE or by applicable Law, (ii) has engaged in acts or omissions constituting a breach of the TPG Nominated Director’s duty of loyalty to the Company and its stockholders, (iii) has engaged in acts or omissions that involve intentional misconduct or an intentional violation of Law or (iv) has engaged in any transaction involving the Company from which the TPG Nominated Director derived an improper personal benefit that was not disclosed to the Company Board prior to the authorization of such transaction; provided, however, that, subject to the limitations set forth in Section 2.1(a) and Section 2.1(b), TPG shall have the right to replace such resigning TPG Nominated Director with a new TPG Nominated Director, such newly named TPG Nominated Director to be appointed promptly to the Company Board in place of the resigning TPG Nominated Director in the manner set forth in the Company’s governing documents for filling vacancies on the Company Board. Nothing in this paragraph (c) or elsewhere in this Agreement (except Section 2.1(e)) shall confer any third-party beneficiary or other rights upon any person designated hereunder as a TPG Nominated Director, whether during or after such person’s service on the Company Board.

(d) For so long as TPG has the right to designate at least one (1) TPG Nominated Director for nomination to the Company Board pursuant to Section 2.1(a) above, the Company Board shall (i) fill vacancies created by reason of death, removal or resignation of any TPG Nominated Director promptly upon request by TPG and only as directed by TPG, subject to the terms and conditions set forth in Section 2.1(a) above and Sections 2.1(f) and 2.1(g) below, and (ii) fill vacancies created by reason of death, removal or resignation of any director who is not a TPG Nominated Director (a “Non-TPG Director”) promptly upon request by the Non-TPG Directors and only as directed by the Non-TPG Directors; provided, however, that any such director designated by the Non-TPG Directors shall, as a condition precedent to his or her nomination, meet each of the requirements set forth in clauses (i) – (iv) of Section 2.1(f) below (it being understood that, for the purposes hereof, the word “TPG” appearing in clause (i) thereof shall be replaced with the words “the Non-TPG Directors”), other than, in the case of any non-independent or management director, the requirements of clause (iii) thereof. Further, for so long as TPG has the right to designate at least one (1) TPG Nominated Director for appointment to any Committee pursuant to Section 2.1(b) above, the Company Board shall appoint and remove the TPG Nominated Directors as members of any such Committee promptly upon request by TPG and only as directed by TPG, and shall fill vacancies created by reason of death, removal or resignation of any TPG Nominated Director promptly upon request by TPG and only as directed by TPG, subject to the terms and conditions set forth in Section 2.1(b) and 2.1(c) above and Sections 2.1(f) and 2.1(g) below. So long as TPG has promptly named a replacement, following any death, removal or resignation of any TPG Nominated Director, and prior to any the appointment of such replacement in accordance with this Agreement, the Company Board agrees not to authorize or take, and agrees to cause each Committee not to authorize or take, any action that would otherwise require the consent of a TPG Nominated Director until such time as such newly named TPG Nominated Director has been so appointed to the Board or such Committee.

(e) Each TPG Nominated Director that is elected to the Company Board shall be indemnified by the Company and its subsidiaries, if applicable, in connection with his or her service as a member of the Company Board or any Committee to the fullest extent permitted by law and will be exculpated from liability for damages to the fullest extent permitted by law. Without limiting the foregoing in this Section 2.1(e), each TPG Nominated Director who is elected to the Company Board shall be entitled to receive from the Company and its subsidiaries, if applicable, the same insurance coverage in connection with his or her service as a member of the Company Board and any Committee as is provided for each of the other members of the Company Board or Committee, as applicable.

(f) TPG shall only designate a person to be a TPG Nominated Director (i) who TPG believes in good faith has the requisite skill and experience to serve as a director of a publicly-traded company, (ii) who is not prohibited from or disqualified from serving as a director of the Company pursuant to any rule or regulation of the SEC, the NYSE or applicable Law, (iii) who meets the independence standards set forth in Section 303A.02(b) of the NYSE Listed Company Manual and (iv) with respect to which no event required to be disclosed pursuant to Item 401(f) of Regulation S-K of the 1934 Act has occurred. Notwithstanding anything to the contrary in this Section 2.1, the parties hereto agree that members of the Company Board shall retain the right to object to the nomination, election or appointment of any TPG Nominated Director for service on the Company Board or any Committee if the members of the Company Board determine in good faith, after consultation with outside legal counsel, that such TPG Nominated Director fails to meet the criteria set forth above or, with respect to any TPG Nominated Director to be appointed to the Company’s Audit Committee, Governance Committee or Compensation Committee, any other rule or regulation of the SEC, the NYSE or applicable Law that applies to members of a company’s audit committee, governance committee or compensation committee (including for purposes of Section 16 of the Exchange Act and Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”)). In the event that the members of the Company Board object to the nomination, election or appointment of any TPG Nominated Director to the Company Board or any Committee pursuant to the terms of this Section 2.1(f), the Company Board shall nominate or appoint, as applicable, another individual designated by TPG as the TPG Nominated Director nominated for election to the Company Board or appointed to the Committee, as applicable, that meets the criteria set forth in this Section 2.1(f) and Section 2.1(g).

(g) Notwithstanding anything to the contrary in this Section 2.1, nothing shall prevent the Company Board from acting in accordance with their respective fiduciary duties or applicable Law or stock exchange requirements. The Company Board shall have no obligation to nominate, elect or appoint any TPG Nominated Director if such nomination, election or appointment would violate applicable Law or NYSE requirements or result in a breach by the Company Board of its fiduciary duties to its stockholders; provided, however, that the foregoing shall not affect the right of TPG to designate an alternative individual as the TPG Nominated Director nominated for election to the Company Board or appointed to the Committee, as applicable, subject to the other terms, conditions and provisions in this Article II.

(h) The rights of TPG set forth in this Section 2.1 shall be in addition to, and not in limitation of, such voting rights that TPG may otherwise have as a holder of capital stock of the Company.

Section 2.2 Consent Rights.

(a) For so long as TPG, together with its Affiliates, Beneficially Owns at least five percent (5%) of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, prior written consent of TPG will be required for:

(i) Any increase or decrease of the size of any Committee; and

(ii) Any change in the rights and responsibilities of either the Investment Committee or the Compensation Committee (or any additional Committee created in accordance with the last sentence of Section 2.1(b)) as set forth in Exhibit A or Exhibit B, as applicable (other than as expressly contemplated hereby).

(b) Notwithstanding the foregoing and for the avoidance of doubt, the consent rights set forth in paragraph (a) above shall not apply, and TPG’s prior written consent shall not be required for any actions taken or to be taken, in connection with a Change of Control of the Company. The rights of TPG and its Affiliates set forth in this Section 3.2 shall be in addition to, and not in limitation of, such voting rights that TPG and its Affiliates may otherwise have as holders of capital stock of the Company.

Section 2.3 Domestically Controlled Status. The Company shall, at least once in each calendar year, and, upon the prior request of TPG, one additional time within such calendar year, determine whether the Company is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4) of the Code (a “DCR”); provided, however, that such examination shall be limited to information filed publicly with the SEC with respect to the ownership of stock of the Company (i.e., Schedules 13) and any information related to the ownership of the Company provided by TPG, and that the Company shall not be required to take any action (or to not take any action) so as to be treated as a DCR at any given time; provided, further, that TPG shall not request that the Company conduct an examination within 180 days prior to the Company’s completion of its most recent prior examination.

ARTICLE III

PRE-EMPTIVE RIGHTS

Section 3.1 Pre-Emptive Rights.

(a) For so long as TPG, together with its Affiliates, Beneficially Owns at least five percent (5%) of the outstanding Common Stock on the basis of the number of shares of Common Stock issued and outstanding, and subject to any rules of the NYSE that may limit or restrict such purchases, TPG or one or more TPG Affiliates designated by TPG shall have the option and right (but not the obligation) to participate (or nominate any of TPG’s Affiliates to participate) in any Equity Issuance by purchasing in the aggregate up to TPG’s and its Affiliates’ Pro Rata Portion of such Equity Issuance at the same price and the same terms and conditions as offered to other investors in the Equity Issuance.

(b) The Company agrees to use its reasonable best efforts to take any and all action, or to cause such action to be taken, as is necessary or appropriate to allow TPG or its Affiliate(s), as applicable, to fully participate in any Equity Issuance in accordance with the provisions of this Agreement.

(c) In the event the Company proposes to undertake an Equity Issuance, the Company shall promptly give TPG prior written notice of its intention, describing the type of equity interests, the price at which such securities are proposed to be issued (or, in the case of an underwritten or privately placed offering in which the price is not known at the time the notice is given, the method of determining the price and an estimate thereof), the timing of such proposed Equity Issuance and the general terms and conditions upon which the Company proposes to effect the Equity Issuance. TPG and its Affiliates shall have fifteen (15) Business Days (or, if the Company expects that the proposed Equity Issuance will be effected in less than fifteen (15) Business Days, such shorter period, that shall be as long as practicable, as may be required in order for TPG and its Affiliates to participate in such proposed Equity Issuance) from the date TPG receives notice of the proposed Equity Issuance to elect to purchase their Pro Rata Portion of such Equity Issuance for the consideration and upon the terms specified in the notice provided by the Company pursuant to this Section 3.1(b) by giving written notice to the Company and stating therein the quantity of equity interests to be purchased. Any such notice shall be irrevocable. Any purchase of Equity Interests by TPG and its Affiliates pursuant to this Section 3.1 shall occur contemporaneously with, and be subject to the same terms and conditions as, the closing of the sale of the Equity Interests by the Company to the other parties.

(d) The purchase by TPG and its Affiliates of Equity Interests pursuant to this Section 3.1 shall be subject to the limitations on stock ownership set forth in the Company’s organizational documents; provided, that Company shall provide any necessary waiver of such limitations upon receipt of a representation letter from TPG and its Affiliates (or updated representation letter, as the case may be, similar to the representation letter provided by TPG and its Affiliates in connection with the Distribution).

(e) In the event that neither TPG nor any of its Affiliates exercises the right forth in this Section 3.1 within the applicable period as set forth above, the Company shall be permitted to sell the equity interests in respect of which such pre-emptive rights were not exercised. In the event that the Company has not sold the equity interests within ninety (90) days of its notice to TPG as contemplated by Section 3.1(b), for purposes of this Section 3.1 such proposed Equity Issuance shall be deemed to have been terminated, and the Company shall provide TPG with a new notice prior to undertaking a subsequent Equity Issuance.

(f) The Company shall have the right, in its sole discretion, at all times prior to consummation of any proposed Equity Issuance giving rise to the rights granted by this Section 3.1, to abandon, withdraw or otherwise terminate such proposed Equity Issuance, without any liability to TPG or its Affiliates.

ARTICLE IV

REGISTRATION RIGHTS

Section 4.1 Registration at Closing. The Company shall use commercially reasonable efforts to file, within thirty (30) days of Closing, a Registration Statement registering for sale all of the Registrable Securities held by the Holders and, as soon as practicable thereafter, cause such Registration Statement to become effective (and remain effective until the completion of the distribution contemplated thereby) and file a final prospectus relating thereto, subject, in each of the foregoing cases, to the ability of the Company to satisfy financial statement requirements related to the closing of the Merger. The plan of distribution set forth in the prospectus included in the Registration Statement shall include such methods of distribution as reasonably requested by the Holders. For the avoidance of doubt, such registration shall not be deemed a “Demand Registration” for purposes of the limitations set forth in Section 4.2(a).

Section 4.2 Demand Registration.

(a) Subject to the provisions hereof, at any time on or after the date that is 180 days after the Closing Date (as defined in the Merger Agreement), the Holders of a majority of Registrable Securities shall have the right to require the Company to file a Registration Statement registering for sale all or part of their respective Registrable Securities under the Securities Act (a “Demand Registration”) by delivering a written request therefor to the Company (i) specifying the number of Registrable Securities to be included in such registration by such Holder or Holders, (ii) specifying whether the intended method of disposition thereof is pursuant to an Underwritten Offering (as defined below), and (iii) containing all information about such Holder required to be included in such Registration Statement in accordance with applicable law. As soon as practicable after the receipt of such demand, the Company shall (x) promptly notify all Holders from whom the request for registration has not been received and (y) use reasonable best efforts to effect such registration (including, without limitation, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) of the Registrable Securities that the Company has been so requested to register;

provided, however, that (i) the Holders shall not make a request for a Demand Registration under this Section 4.2(a) for Registrable Securities having an anticipated aggregate offering price of less than $5,000,000, (ii) the Holders will not be entitled to require the Company to effect more than three (3) Demand Registrations in the aggregate under this Agreement, and (iii) the Company will not be obligated to effect more than one (1) Demand Registration in any six (6) month period.

(b) The offering of the Registrable Securities pursuant to such Demand Registration may be in the form of an underwritten public offering (an “Underwritten Offering”). In such case, (i) the Company may designate the managing underwriter(s) of the Underwritten Offering, provided that such Holders may designate a co-managing underwriter to participate in the Underwritten Offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed and (ii) the Company shall (together with the Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form for underwriting agreements for firm commitment offerings of equity securities with the managing underwriter(s) proposing to distribute their securities through such Underwritten Offering, which underwriting agreement shall have indemnification provisions in substantially the form as set forth in Section 4.9 of this Agreement; provided, that (i) the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the underwriter(s) shall also be made to and for the benefit of the Holders proposing to distribute their securities through the Underwritten Offering, (ii) no Holder shall be required to make any representations and warranties to, or agreements with, any underwriter in a registration other than customary representations, warranties and agreements and (iii) the liability of each Holder in respect of any indemnification, contribution or other obligation of such Holder arising under such underwriting agreement (a) shall be limited to losses arising out of or based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, incorporated document or other such disclosure document or other document or report, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder expressly for inclusion therein and (b) shall not in any event, absent fraud or intentional misrepresentation, exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters’ discounts and commissions) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such Underwritten Offering. No Holder may participate in any such Underwritten Offering unless such Holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement. The Company shall not be obligated to effect or participate (a) more than two (2) Underwritten Offerings in any twelve (12) month period, and (b) in any Underwritten Offering during any lock-up period required by the underwriter(s) in any prior underwritten offering conducted by the Company on its own behalf or on behalf of the Holders.

(c) If, in connection with an Underwritten Offering, the managing underwriter(s) advise the Company that in its or their reasonable opinion the number of securities proposed to be included in such registration exceeds the Underwriters’ Maximum Number, then (i) the Company shall so advise all Holders of Registrable Securities to be included in such Underwritten Offering and (ii) the Company will be obligated and required to include in such Underwritten Offering only that number of Registrable Securities requested by the Holders thereof to be included in such registration that does not exceed such Underwriters’ Maximum Number, such Registrable Securities to be allocated pro rata among the Holders thereof on the basis of the number of Registrable Securities requested to be included therein by each such Holder. No shares of Common Stock held by any Person other than Registrable Securities held by the Holders shall be included in a Demand Registration without the prior written consent of the holders of a majority in interest of the Registrable Securities.

(d) A registration will not be deemed to have been effected as a Demand Registration unless the Registration Statement relating thereto has been declared effective by the SEC, at least 75% of the Registrable Securities requested to be included in the registration by the Holders are included in such registration, and the Company has complied in all material respects with its obligations under this Agreement with respect thereto; provided, however, that if, after it has become effective, (i) such Registration Statement or the related offer, sale or distribution of Registrable Securities thereunder is or becomes the subject of any stop order, injunction or other order or requirement of the SEC or any other governmental or administrative agency, or if any court prevents or otherwise limits the sale of the Registrable Securities pursuant to the registration, and in each case less than all of the Registrable Securities covered by the effective Registration Statement are actually sold by the selling Holder or Holders pursuant to the Registration Statement, or (ii) if, in the case of an Underwritten Offering, the Company fails to provide Full Cooperation, then such registration will be deemed not to have been effected for purposes of clause (ii) of the proviso to Section 4.2(a). If (i) a registration requested pursuant to this Section 4.2 is deemed not to have been effected as a Demand Registration or (ii) the registration requested pursuant to this Section 4.2 does not remain continuously effective until forty-five (45) days after the commencement of the distribution by the Holders of the Registrable Securities covered by such registration, then the Company shall continue to be obligated to effect a Demand Registration pursuant to this Section 4.2 of the Registrable Securities included in such registration. In circumstances not including the events described in the immediately two preceding sentences of this Section 4.2(d), each Holder of Registrable Securities shall be permitted voluntarily to withdraw all or any part of its Registrable Securities from a Demand Registration at any time prior to the commencement of marketing of such Demand Registration, provided that such registration nonetheless shall count as a Demand Registration for purposes of clause (ii) of the proviso to Section 4.2(a).

Section 4.3 Piggyback Registration.

(a) At any time after the one (1) year anniversary of the Closing Date (as defined in the Merger Agreement), if (and on each occasion that) the Company proposes to register any of its securities under the Securities Act (other than pursuant to Section 4.1 or Section 4.2) for the account of any of its security holders and such registration permits the inclusion of the Registrable Securities (each such registration not withdrawn or abandoned prior to the effective date thereof being herein referred to as a “Piggyback Registration”), the Company shall give written notice to all Holders of such proposal promptly, but in no event later than ten (10) Business Days prior to the anticipated filing date.

(b) Subject to the provisions contained in paragraphs (a) and (c) of this Section 4.3 and in the last sentence of this paragraph (b), the Company will be obligated and required to include in each Piggyback Registration such Registrable Securities as requested in a written notice from any Holder delivered to the Company no later than five (5) Business Days following delivery of the notice from the Company specified in Section 4.3(a). The Holders of Registrable Securities shall be permitted to withdraw all or any part of their shares from any Piggyback Registration at any time on or before the fifth business day prior to the planned effective date of such Piggyback Registration, except as otherwise provided in any written agreement with the Company’s underwriter(s) establishing the terms and conditions under which such Holders would be obligated to sell such securities in such Piggyback Registration. The Company may terminate or withdraw any Piggyback Registration prior to the effectiveness of such registration, whether or not the Holders have elected to include Registrable Securities in such registration.

(c) If a Piggyback Registration is an Underwritten Offering on behalf of a holder of Company securities other than Holders, and the managing underwriter(s) advise the Company that in its or their reasonable opinion the number of securities proposed to be included in such registration exceeds the Underwriters’ Maximum Number, then the Company shall include in such registration (i) first, the number of securities requested to be included therein by the holder(s) originally requesting such registration, (ii) second, the number of securities requested to be included therein by all Holders who have requested registration of Registrable Securities in accordance with Section 4.3(a), pro rata on the basis of the aggregate number of Registrable Securities requested to be included by each such Holder and (iii) third, any other securities that have been requested to be so included by any other person.

(d) In any Piggyback Registration that is an Underwritten Offering, the Company shall have the right to select the managing underwriter(s) for such registration.

(e) The Company shall not grant to any Person the right to request the Company to register any shares of Company securities in a Piggyback Registration unless such rights are consistent with the provisions of this Section 4.3.

Section 4.4 Registration Expenses. In connection with registrations pursuant to Section 4.1, Section 4.2 or Section 4.3 hereof, the Company shall pay all of the costs and expenses incurred in connection with the registrations thereunder (the “Registration Expenses”), including all (a) registration and filing fees and expenses, including, without limitation, those related to filings with the SEC, (b) fees and expenses of compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (c) reasonable processing, duplicating and printing expenses, including expenses of printing prospectuses reasonably requested by any Holder, (d) of the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any liability insurance and the expense of any annual audit or quarterly review), (e) fees and expenses incurred in connection with listing the Registrable Securities for trading on a national securities exchange, (f) fees and expenses in connection with the preparation of the registration statement and related documents covering the Registrable Securities, (g) fees and expenses, if any, incurred with respect to any filing with FINRA, (h) any documented out-of-pocket expenses of the underwriter(s) incurred with the approval of the Company, (i) the cost of providing any CUSIP or other identification numbers for the Registrable Securities, (j) fees and expenses and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including, without limitation, the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested), (k) fees and expenses of any special experts retained by the Company in connection with such registration, and (l) reasonable and documented fees and expenses of one firm of counsel for the Holders to be selected by the Holders of a majority of the Registrable Securities to be included in such registration (“Holders’ Counsel”); provided, however, that the Company shall reimburse the Holders for the reasonable and documented fees and disbursements one, but not more than one, additional counsel retained by any Holder for the purpose of rendering any opinion required by the Company or the managing underwriter(s) to be rendered on behalf of such Holder in connection with any Demand Registration. Other than as provided in the foregoing sentence, the Company shall have no obligation to pay any out-of-pocket expenses of the Holders relating to the registrations effected pursuant to this Agreement. Notwithstanding the foregoing, Holders shall be responsible, on a pro rata basis based on the number of Registrable Securities included in the applicable registered offering by each such Holder, for any underwriting discounts and commissions attributable to the sale of Registrable Securities pursuant to a Registration Statement. The obligation of the Company to bear the expenses described in this Section 4.4 and to pay or reimburse the Holders for the expenses described in this Section 4.4 shall apply irrespective of whether any sales of Registrable Securities ultimately take place.

Section 4.5 Registration Procedures. In the case of each registration effected by the Company pursuant to this Agreement, the Company shall keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. In connection with any such registration:

(a) The Company will, as soon as reasonably practicable (and in any event, within 90 days) after its receipt of the request for registration under Section 4.2(a), prepare and file with the Commission a Registration Statement on Form S-1, Form S-3 or another appropriate Securities Act form reasonably acceptable to the Holders, and use reasonable best efforts to cause such Registration Statement to become and remain effective until the completion of the distribution contemplated thereby.

(b) The Company will (i) promptly prepare and file with the Commission such amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for as long as such registration is required to remain effective pursuant to the terms hereof, (ii) cause the prospectus to be supplemented by any required prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act, and (iii) comply with the provisions of the Securities Act applicable to it with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement or supplement to the prospectus.

(c) The Company will, at least ten (10) days prior to filing a Registration Statement or at least five (5) days prior to filing a prospectus or any amendment or supplement to such Registration Statement or prospectus, furnish to (i) each Holder of Registrable Securities covered by such Registration Statement, (ii) Holders’ Counsel and (iii) each underwriter of the Registrable Securities covered by such Registration Statement, copies of such Registration Statement and each amendment or supplement as proposed to be filed, together with any exhibits thereto, which documents will be subject to reasonable review and comment by each of the foregoing Persons within five (5) days after delivery, and thereafter, furnish to such Holders, Holders’ Counsel and the underwriter(s), if any, such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents or information as such Holder, Holders’ Counsel or the underwriter(s) may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the plan of distribution set forth in the prospectus included in the Registration Statement; provided, however, that notwithstanding the foregoing, if the Company intends to file any prospectus, prospectus supplement or prospectus sticker that does not make any material changes in the documents already filed, then Holders’ Counsel will be afforded such opportunity to review such documents prior to filing consistent with the time constraints involved in filing such document, but in any event no less than one (1) day.

(d) The Company will promptly notify each Holder of any stop order issued or threatened by the SEC and, if entered, use reasonable best efforts to prevent the entry of such stop order or to remove it as soon as reasonably possible.

(e) On or prior to the date on which the Registration Statement is declared effective, the Company shall use reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any Holder reasonably requests and do any and all other lawful acts and things which may be reasonably necessary or advisable to enable the Holders to consummate the disposition in such jurisdictions of such Registrable Securities, and use commercially reasonable efforts to keep each such registration or qualification (or exemption therefrom) effective during the period which the Registration Statement is required to be kept effective; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (e), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction.

(f) The Company will notify each Holder, Holders’ Counsel and the underwriter(s) promptly and (if requested by any such Person) confirm such notice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or prospectus or for additional information to be included in any Registration Statement or prospectus or otherwise, (iii) of the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or blue sky laws or the initiation of any proceedings for that purpose, and (iv) of the happening of any event that requires the making of any changes in a Registration Statement or related prospectus or any document incorporated or deemed to be incorporated by reference therein so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements in the Registration Statement and prospectus not misleading in light of the circumstances in which they were made; and, as promptly as practicable thereafter, prepare and file with the SEC and furnish a supplement or amendment to such prospectus so that, as thereafter deliverable to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Holder hereby agrees to keep any disclosures under subsection (iv) above confidential until such time as a supplement or amendment is filed.

(g) The Company will furnish customary closing certificates and other deliverables to the underwriter(s) and the Holders and enter into customary agreements satisfactory to the Company (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities.

(h) The Company will make available for inspection by any underwriter participating in any disposition pursuant to a Registration Statement, and any attorney, accountant or other agent retained by any such seller or underwriter (in each case after reasonable prior notice and at reasonable times during normal business hours and without unnecessary interruption of the Company’s business or operations), all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with the Registration Statement.

(i) The Company, during the period when the prospectus is required to be delivered under the Securities Act, promptly will file all documents required to be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

(j) The Company shall use reasonable best efforts to cause all Registrable Securities registered pursuant to the terms hereof to be listed on each national securities exchange on which the Common Stock of the Company is then listed.

(k) The Company shall use commercially reasonable efforts to cooperate and assist in obtaining of all necessary approvals from FINRA, if any.

(l) The Company shall provide a transfer agent and registrar for the Registrable Securities not later than the effective date of such Registration Statement.

(m) If requested, the Company shall furnish to each Holder a copy of all documents filed with and all correspondence from or to the SEC in connection with the offering of Registrable Securities.

(n) The Company otherwise shall use its reasonable best efforts to comply with all applicable rules and regulations of the SEC.

(o) The Company shall furnish to any requesting underwriter in an Underwritten Offering, addressed to such underwriter, (i) an opinion of the Company’s counsel (which may be the Company’s General Counsel), dated the date of closing of the sale of any Registrable Securities thereunder, as well as a consent to be named in the Registration Statement or any prospectus thereto, and (ii) comfort letters and consent to be named in the Registration Statement or any prospectus relating thereto signed by the Company’s independent public accountants who have examined and reported on the Company’s financial statements included in the Registration Statement, in each case covering substantially the same matters with respect to the Registration Statement (and the prospectus included therein) and (in the case of the accountants’ comfort letters) with respect to events subsequent to the date of the financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ comfort letters delivered to the underwriters in underwritten public offerings of securities, to the extent that the Company is required to deliver or cause the delivery of such opinion or comfort letters to the underwriters in an Underwritten Offering.

(p) In connection with each Demand Registration, the Company shall cause there to occur Full Cooperation.

For purposes of Section 4.5(a) and Section 4.5(b), the period of distribution of Registrable Securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Securities in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Securities covered thereby and one hundred twenty (120) days after the effective date thereof.

Section 4.6 Holders’ Obligations. The Company may require each Holder to promptly furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration, including all such information as may be requested by the SEC. Each Holder agrees that, notwithstanding the provisions of Section 4.7 hereof, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4.5(f) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.5(f) hereof, and, if so directed by the Company, such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession and retained solely in accordance with record retention policies then-applicable to such Holder, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective by the number of days during the period from and including the date of the giving of notice pursuant to Section 4.5(f) hereof to the date when the Company shall make available to the Holders a prospectus supplemented or amended to conform with the requirements of Section 4.5(f) hereof.

Section 4.7 Blackout Provisions.

(a) Notwithstanding anything in this Agreement to the contrary, by delivery of written notice to the participating Holders (a “Suspension Notice”) stating which one or more of the following limitations shall apply to the addressee of such Suspension Notice, the Company may (i) postpone effecting a registration under this Agreement, or (ii) require such addressee to refrain from disposing of Registrable Securities under the registration, in either case for a period of no more than forty-five (45) consecutive days from the delivery of such Suspension Notice (which period may not be extended or renewed). The Company may postpone effecting a registration or apply the limitations on dispositions specified in clause (ii) of this Section 4.7(a) if (x) the Company Board, in good faith, determines that such registration or disposition would materially impede, delay or interfere with any material transaction then pending or proposed to be undertaken by the Company or any of its subsidiaries, or (y) the Company in good faith determines that the Company is in possession of material non-public information the disclosure of which during the period specified in such notice the Company Board, in good faith, reasonably believes would not be in the best interests of the Company; provided that the Company may not take any actions pursuant to this Section 4.7(a) for a period of time in excess of ninety (90) days in the aggregate in any twelve (12)-month period.

(b) If the Company shall take any action pursuant to clause (ii) of Section 4.7(a) with respect to any participating Holder in a period during which the Company shall be required to cause a Registration Statement to remain effective under the Securities Act and the prospectus to remain current, such period shall be extended for such Person by one (1) day beyond the end of such period for each day that, pursuant to Section 4.7(a), the Company shall require such Person to refrain from disposing of Registrable Securities owned by such Person.

Section 4.8 Exchange Act Registration. The Company will use its reasonable best efforts to timely file with the SEC such information as the SEC may require under Section 13(a) or Section 15(d) of the Exchange Act, and the Company shall use its reasonable best efforts to take all action as may be required as a condition to the availability of Rule 144 or Rule 144A under the Securities Act with respect to its Common Stock. The Company shall furnish to any holder of Registrable Securities forthwith upon request such reports and documents as a holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a holder to sell any such Registrable Securities without registration to the extent that such reports or documents are not publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system or any successor system thereto. Certificates evidencing Registrable Securities shall not contain any legend at such time as a Holder has provided reasonable evidence to the Company (including any customary broker’s or selling stockholder’s letters but expressly excluding an opinion of counsel other than with respect to clauses (d) or (e) below), that (a) there has been a sale of such Registrable Securities pursuant to an effective registration statement, (b) there has been a sale of such Registrable Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (c) such Registrable Securities are then eligible for sale under Rule 144(b)(i), (d) in connection with a sale, assignment or other transfer (other than under Rule 144), upon request of the Company, such Holder provides the Company with an opinion of counsel to such Holder, in a reasonably acceptable form, to the effect that such sale, assignment or transfer of the Registrable Securities may be made without registration under the applicable requirements of the Securities Act or (e) such legend is not required under applicable requirements of the Securities Act (including controlling judicial interpretations and pronouncements issued by the SEC). Following such time as restrictive legends are not required to be placed on certificates representing Registrable Securities pursuant to the preceding sentence, the Company will, no later than three (3) Business Days following the delivery by a Holder to the Company or the Company’s transfer agent of a certificate representing Registrable Securities containing a restrictive legend and the foregoing evidence (and opinion if applicable), deliver or cause to be delivered to such Holder a certificate representing such Registrable Securities that is free from all restrictive and other legends or credit the balance account of such Holder’s or such Holder’s nominee with the Depository Trust Company (the “DTC”) (if DTC is then offered by the Company and its transfer agent) with a number of shares of Common Stock equal to the number of shares of Common Stock represented by the certificate so delivered by such Holder.

Section 4.9 Indemnification.

(a) Indemnification by the Company. The Company agrees, notwithstanding the termination of this Agreement, to indemnify and hold harmless, to the fullest extent permitted by law, each Holder and each of its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, managing members, general and limited partners, officers, directors, employees and agents of such controlling Person (each, a “Controlling Person”), from and against any and all losses, claims, damages, settlement amounts (only if the Company consented in writing to the settlement, which consent shall not be unreasonably withheld), liabilities, reasonable attorneys’ fees, costs and expenses of investigating and defending any such claim (collectively, “Damages”) and any action in respect thereof to which such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and any such Controlling Persons may become subject to under the Securities Act or otherwise, but only insofar as such Damages (or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus of the Company (or any amendment or supplement thereto) or any preliminary prospectus of the Company, or arise out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, except insofar as the same are based upon information furnished in writing to the Company by such Holder or any of its managers, members, managing members, general partners, officers, directors, employees, agents and Controlling Persons expressly for use therein, and, consistent with and subject to the foregoing, shall reimburse such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and each such Controlling Person for any legal and other expenses reasonably incurred by such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, or any such Controlling Person in investigating or defending or preparing to defend against any such Damages or proceedings. In addition to the indemnity contained herein, the Company will reimburse each Holder for its reasonable out-of-pocket legal and other expenses (including the reasonable out-of-pocket cost of any investigation, preparation and travel in connection therewith) as incurred in connection therewith, as promptly as practicable after such expenses are incurred and invoiced.

(b) Indemnification by the Holder. The Holders agree, severally and not jointly, to indemnify and hold harmless the Company, its officers, directors, employees and agents and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, managing members, general and limited partners, officers, directors, employees and agents of such controlling Person, to the same extent as the foregoing indemnity from the Company to the Holders, but only with respect to information related to the Holders, or their plan of distribution, furnished in writing by the Holders or any of their managers, members, managing members, general partners, officers, directors, employees, agents and Controlling Persons to the Company expressly for use in any Registration Statement or prospectus, or any amendment or supplement thereto, or any preliminary prospectus. No Holder shall be required to indemnify any Person pursuant to this Section 4.9(b) for any amount in excess of the net proceeds received by such Holder from the sale of the Registrable Securities sold for the account of such Holder.

(c) Conduct of Indemnification Proceedings. Promptly after receipt by any Person (an “Indemnified Party”) of notice of any claim or the commencement of any action in respect of which indemnity may be sought pursuant to Section 4.9(a) or Section 4.9(b), the Indemnified Party shall, if a claim in respect thereof is to be made against the Person against whom such indemnity may be sought (an “Indemnifying Party”), notify the Indemnifying Party in writing of the claim or the commencement of such action; provided, that the failure to notify the Indemnifying Party shall not relieve it from any liability that it may have to an Indemnified Party except to the extent of any actual prejudice resulting therefrom. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, that the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party and its Controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, but the fees and expenses of such counsel shall be for the account of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of, and reimbursement of fees for, such counsel or (ii) in the reasonable opinion of counsel to such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnified Parties. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or would reasonably have been a party and indemnity would reasonably have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding. Whether or not the defense of any claim or action is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its written consent.

Section 4.10 No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to any of its securities (including any registration or similar agreement) which is inconsistent with or violates the material rights granted to the Holders in this Agreement.

Section 4.11 Lock-Up Agreements. Each of the Holders and the Company agrees that, in connection with an Underwritten Offering in respect of which Registrable Securities are being sold, or in connection with any other public offering of Common Stock by the Company, if requested by the underwriter(s), it will enter into customary “lock-up” agreements pursuant to which it will agree not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible or exchangeable into Common Stock (subject to customary exceptions) for a period not to exceed ninety (90) days from the effective date of the Registration Statement pertaining to such Registrable Securities or from such other date as may be requested by the underwriter(s). The Company further agrees that, in connection with an Underwritten Offering in respect of which Registrable Securities are being sold, if requested by the managing underwriter(s), it will exercise its best efforts to obtain agreements (in the underwriters’ customary form) from its directors and executive officers not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible or exchangeable into Common Stock (subject to customary exceptions), for a period not to exceed ninety (90) days from the effective date of the Registration Statement pertaining to such Registrable Securities or from such other date as may be requested by the underwriter(s).

Section 4.12 Termination of Registration Rights. The rights granted under this Article IV shall terminate on the earlier of the date that (a) the Holders no longer Beneficially Own any Registrable Securities or (b) all Registrable Securities are eligible for sale without any volume or other limitations or restrictions; provided, however, that the indemnification provisions set forth in Section 4.9 shall survive such termination.

Section 4.13 Assignment; Binding Effect. The rights and obligations provided in this Article IV may be assigned in whole or in part by any Holder to a controlled affiliate of such Holder or to any member, general or limited partner or stockholder of any such Holder (each, a “Permitted Transferee”) without the consent of the Company or any other Holder. Such assignment shall be effective upon receipt by the Company of (a) written notice from the Holder certifying that the transferee is a Permitted Transferee, stating the name and address of the Permitted Transferee and identifying the amount of Registrable Securities with respect to which the rights under this Agreement are being transferred, and (b) a written agreement from the Permitted Transferee to be bound by all of the terms of this Article IV as a “Holder.” Upon receipt of the documents referenced in clauses (a) and (b) of this Section 4.13, the Permitted Transferee shall thereafter be deemed to be a “Holder” for all purposes of this Article IV. Except as set forth in this Section 4.13, the rights and obligations provided in this Article IV may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

ARTICLE V

COVENANTS

Section 5.1 No Conflicting Agreements. For so long as this Agreement remains in effect, neither the Company nor TPG shall enter into any stockholder agreement or arrangement of any kind with any Person with respect to any Shares or other Securities, or otherwise act or agree to act in concert with any Person with respect to any Shares or other Securities, to the extent such agreement, arrangement, or concerted act would controvert, or otherwise be inconsistent in any material respect with, the provisions of this Agreement.

Section 5.2 Further Assurances. Each of TPG and the Company agrees to execute and deliver all such further documents and do all acts and things that from time to time may reasonably be required to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Amendment and Waiver. This Agreement may not be amended, except by an agreement in writing, executed by each of TPG and the Company, and compliance with any term of this Agreement may not be waived, except by an agreement in writing executed on behalf of the party against whom the waiver is intended to be effective. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of any such provision and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 6.2 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void, or otherwise unenforceable, all other provisions of this Agreement, to the extent permitted by Law, shall not be affected and shall remain in full force and effect. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 6.3 Entire Agreement. Except as otherwise expressly set forth herein, this Agreement, together with the agreements and other documents and instruments referred to herein, embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes and preempts any prior understandings, agreements, or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

Section 6.4 Successors and Assigns. Except as expressly set forth herein, neither this Agreement nor any of the rights or obligations of any party under this Agreement (including any rights under Article II and Article III hereof) may be assigned, in whole or in part (except by operation of Law), by either party without the prior written consent of the other party, and any such transfer or attempted transfer without such consent shall be null and void. This Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

Section 6.5 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be an original and all of which, when taken together, shall constitute one and the same agreement.

Section 6.6 Remedies.

(a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that each and every one of the covenants or agreements in this Agreement are not performed in accordance with their terms, and it is therefore agreed that, in addition to, and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order, or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically each and every one of the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b) All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such party.

Section 6.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first (1st) Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to the Company:

[HoustonCo]

[                    ]

[                    ]

[                    ]

Fax No.: [                    ]

with a copy (which shall not constitute notice) to:

[                    ]

[                    ]

[                    ]

Attention: [                    ]

Fax No.: [                    ]

If to TPG:

c/o TPG Global, LL

C301 Commerce St, Suite 3300

Fort Worth, Texas 76102

Attn: General Counsel

Facsimile: (817) 871-4001

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: Carl P. Marcellino

Fax: (646) 728-1523

Section 6.8 Governing Law; Venue and Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to, or otherwise giving effect to, any body of Law or other rule that would cause or otherwise require the application of the Laws of any other jurisdiction.

(b) Any action or proceeding against either the Company or TPG relating in any way to this Agreement may be brought exclusively in the courts of the State of New York or (to the extent subject matter jurisdiction exists therefore) the United States District Court for the Southern District of New York, and each of the Company and TPG irrevocably submits to the jurisdiction of both such courts in respect of any such action or proceeding. Any actions or proceedings to enforce a judgment issued by one of the foregoing courts may be enforced in any jurisdiction.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH OF THE COMPANY AND TPG HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION, OR SUIT (WHETHER IN CONTRACT, TORT, OR OTHERWISE), INQUIRY, PROCEEDING, OR INVESTIGATION ARISING OUT OF, OR BASED UPON, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH OF THE COMPANY AND TPG ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTY THAT THIS SECTION 6.8(C) CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH IT IS RELYING, AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. THE COMPANY OR TPG MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 6.8(C) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 6.9 Third Party Benefits. Except the provisions in Section 6.10, none of the provisions of this Agreement are for the benefit of, or shall be enforceable by, any third-party beneficiary.

Section 6.10 No Recourse Against Others. All claims, causes of action (whether in contract or in tort, in law or in equity, or granted by statute), obligations, or liabilities that may be based upon, be in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, performance or breach of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any and all former, current or future directors, officers, employees, incorporators, members, general or limited partners, controlling persons, managers, management companies, equityholders, affiliates, agents, attorneys, or representatives of, and any and all former, current or future financial advisors or lenders to, any Contracting Party, and any and all former, current or future directors, officers, employees, incorporators, members, general or limited partners, controlling persons, managers, management companies, equityholders, affiliates, agents, attorneys, or representatives of, and any and all former, current or future financial advisors or lenders to, any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (the “Non-Recourse Parties”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement, or the negotiation, execution, performance, or breach of this Agreement; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such claims and causes of action against any such Non-Recourse Parties. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Non-Recourse Party, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the corporate, limited liability company or limited partnership veil, unfairness, undercapitalization, or otherwise, in each case in connection with, or related in any manner to this Agreement, or the negotiation, execution, performance, or breach of this Agreement; and (b) each Contracting Party disclaims any reliance upon any Non-Recourse Parties with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 6.11 Interpretation. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.12 Expenses. Except to the extent otherwise expressly provided herein, the Company shall reimburse TPG and its Affiliates, upon presentation of appropriate documentation, for all reasonable out-of-pocket expenses incurred by TPG and its Affiliates after the date hereof in connection with enforcement of this Agreement.

Section 6.13 Termination. Except to the extent otherwise expressly provided herein, this Agreement, and all of the rights and obligations set forth herein, shall terminate and be of no further force or effect in the event that (a) TPG and its Affiliates cease to Beneficially Own any shares of Common Stock and (b) the registration rights and obligations set forth in Article IV (other than those set forth in Section 4.9) have terminated pursuant to Section 4.12.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement as of the date first written above.

COMPANY:

[HOUSTONCO]

By:
Name:
Title:

TPG:

TPG VI PANTERA HOLDINGS, L.P.

By: TPG Genpar VI Delfir AIV, L.P., its general partner

By: TPG Genpar VI Delfir AIV Advisors, LLC, its general partner

By:
Name:
Title:

TPG MANAGER:

TPG VI MANAGEMENT, LLC

By:
Name:
Title:

(Signature Page to Stockholders Agreement)

Exhibit A

Investment Committee Rights and Responsibilities

The Investment Committee rights and responsibilities shall include committee approval for each of the following:

(i) Any incurrence, assumption, guaranty or other similar assumption of liability by the Company or any of its subsidiaries in respect of any Debt with a principal amount attributed to the Company’s share of greater than $20,000,000; and

(ii) Such other transactions as set forth on Annex I hereto.1

Notwithstanding the foregoing, the consent rights set forth in paragraphs (i) and (ii) above shall not apply, and committee approval shall not be required for any actions taken or to be taken, in connection with a Change of Control of the Company.

[1]	Annex I to be same as Annex I to Exhibit A to existing Stockholders Agreement among the Company and TPG, dated June 5, 2012, as amended, excluding the paragraph entitled “Equity or Equity-Linked Securities” (or covering the subject matter of such paragraph, if such title has changed).

Exhibit B

Compensation Committee Rights and Responsibilities

In addition to its current mandate (as previously provided to TPG), the Compensation Committee Charter rights and responsibilities shall include committee approval for each of the following:

(i) The hiring or termination of any of the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Investment Officer, or any material change in any of the duties of any such executive officer; and

(ii) Any issuance, sale or authorization pursuant to any future compensation arrangements for the Company’s directors, officers, employees, consultants and agents.

Notwithstanding the foregoing, the consent rights set forth in paragraph (i) above shall not apply, and committee approval shall not be required for any actions taken or to be taken, in connection with a Change of Control of the Company.

Annex F

STOCKHOLDERS AGREEMENT

This STOCKHOLDERS AGREEMENT is entered into as of April 28, 2016, and will be effective as of the Closing (defined below) (the “Effective Date”), by and among TPG VI Pantera Holdings, L.P., a Delaware limited partnership (“TPG”), Cousins Properties Incorporated, a Georgia corporation (the “Company”) and, solely for purposes of Article III and related definitions, TPG VI Management, LLC, a Delaware limited liability company (the “TPG Manager”).

WHEREAS, pursuant to that certain Agreement and Plan of Merger by and among Parkway Properties, Inc., a Maryland corporation (“Parkway”), Parkway Properties, LP, a Delaware limited partnership, the Company, and Clinic Sub Inc., a Maryland corporation (“Merger Sub”), dated as of April 28, 2016 (as it may be amended, restated, or otherwise modified from time to time, and together with all exhibits, schedules, and other attachments thereto, the “Merger Agreement”), (i) Parkway will merge with and into Merger Sub, with Merger Sub continuing as the surviving corporation (the “Merger”) and (ii) TPG will receive approximately 38,467,638 shares of Common Stock of the Company in connection with the Merger (based on TPG’s ownership of 23,599,778 shares of common stock, par value $0.001 per share, of Parkway as of the date of the Merger Agreement), in each case subject to the terms and conditions of the Merger Agreement; and

WHEREAS, TPG and the Company desire to enter into this Agreement in order to generally set forth their respective rights and responsibilities, and to establish various arrangements and restrictions with respect to, among other things, (a) actions that may or may not be undertaken in respect of the shares of Common Stock Beneficially Owned by TPG, (b) the governance of the Company, (c) certain registration rights with respect to the Registrable Securities (as defined herein) and (d) other related matters with respect to the Company.

NOW, THEREFORE, in consideration of the premises set forth above and of the mutual representations, covenants, and obligations hereinafter set forth, and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

EFFECTIVENESS; DEFINITIONS

Section 1.1 Effectiveness of this Agreement. This Agreement shall become effective upon the Effective Date.

Section 1.2 Certain Defined Terms

As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, including, with respect to TPG, any Affiliated Fund of TPG; provided, however, that in no event shall (a) any of the portfolio companies in which TPG’s Affiliates have an investment, or (b) the Company, any of its subsidiaries, or any of the Company’s other controlled Affiliates be deemed to be Affiliates of TPG for purposes of this Agreement; and provided, further, that no investment bank that may employ or have as a partner a member of the Company Board shall be deemed to be an “Affiliate” of TPG for purposes of this Agreement.

“Affiliated Fund” means, in the case of TPG, each corporation, trust, limited liability company, general or limited partnership, or other Person with whom TPG is under common control or to which TPG or an Affiliate of TPG is the investment adviser.

F-1

“Agreement” means this Stockholders Agreement, as it may be amended, restated, or otherwise modified from time to time, together with all exhibits, schedules, and other attachments hereto.

“as-converted basis” means, with respect to the Company’s outstanding Common Stock, on a basis in which all shares of Common Stock issuable upon conversion, exchange or exercise of any other Security convertible into or exchangeable or exercisable for Common Stock, whether or not the convertible, exchangeable or exercisable Security is then convertible, exchangeable or exercisable by the holder, are assumed to be then outstanding.

“Beneficial Ownership” means, with respect to any Security, the ownership of such Security by any “Beneficial Owner,” as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that, in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meaning.

“Business Day” means any day that is not a Saturday, a Sunday, or any other day on which banks are required or authorized by Law to be closed in the City of New York, in the State of New York.

“Capital Stock” means, with respect to any Person at any time, any and all shares, interests, participations, or other equivalents (however designated, and whether voting or non-voting) of capital stock, partnership interests (whether general or limited), limited liability company membership interests, or equivalent ownership interests in, or issued by, such Person.

“Change of Control” means (i) a sale of all or substantially all of the direct or indirect assets of the Company (including by way of any reorganization, merger, consolidation or other similar transaction), (ii) a direct or indirect acquisition of Beneficial Ownership of Voting Securities of the Company by another Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), by means of any transaction or series of transactions (including any reorganization, merger, consolidation, joint venture, share transfer or other similar transaction), pursuant to which the stockholders of the Company immediately preceding such transaction or transactions collectively own, following the consummation of such transaction or transactions, less than fifty percent (50%) of the Voting Securities of the Company or the surviving entity, as the case may be, or (iii) the obtaining by any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of the power (whether or not exercised) to elect a majority of the members of the Company Board (or similar governing body) of the Corporation.

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Code” has the meaning set forth in Section 2.1(f).

“Committee” has the meaning set forth in Section 2.1(b).

“Common Stock” means the Common Stock of the Company, par value $1 per share.

“Company” has the meaning set forth in the Recitals hereto.

“Company Board” means the board of directors of the Company.

“Contracting Party” has the meaning set forth in Section 5.10.

F-2

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two (2) or more Persons, means the possession, directly or indirectly, of the power to direct, or cause the direction of, the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract, or by any other means.

“Controlling Person” has the meaning set forth in Section 3.9(a).

“Convertible Securities” means any evidence of indebtedness, shares of Capital Stock (other than Common Stock) or other Securities (including Options) that are directly or indirectly convertible into, or otherwise exchangeable or exercisable for, Shares.

“Damages” has the meaning set forth in Section 3.9(a).

“DCR” has the meaning set forth in Section 2.2.

“Debt” means, with respect to the Company and its subsidiaries, all liabilities, including all obligations in respect of principal, accrued interest, penalties, fees and premiums, for (a) indebtedness for borrowed money (including principal and accrued interest), (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments (including principal and accrued interest), (c) “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) indebtedness for payments arising in respect of drawn letters of credit or bankers’ acceptances or secured by a purchase money mortgage or other lien to secure all or part of the purchase price of the property subject to such mortgage or lien, (e) liabilities and obligations under capital leases (determined in accordance with GAAP), and (f) indebtedness of third Persons which is directly or indirectly guaranteed by the Company or any of its subsidiaries.

“Demand Registration” has the meaning set forth in Section 3.2(a).

“Director” means, with respect to any Person, any member of the board of directors of such Person (other than any advisory, honorary or other nonvoting member of such board).

“DTC” has the meaning set forth in Section 3.8.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with all rules and regulations promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Full Cooperation” means, in connection with any Underwritten Offering, where, in addition to the cooperation otherwise required by this Agreement, members of senior management of the Company (including the chief executive officer and chief financial officer) fully cooperate with the underwriter(s) in connection with all reasonable and customary recommendations and requests of such underwriter(s), and make themselves available upon reasonable notice to participate in due diligence meetings or calls, “road-show” and other reasonable and customary marketing activities in such locations (domestic and foreign) as recommended by the underwriter(s).

“GAAP” means United States generally accepted accounting principles in effect as of the Effective Date.

“Holder” means TPG and any Permitted Transferee that becomes a Holder pursuant to Section 3.13, and solely for purposes of Article III and related definitions, the TPG Manager.

“Indemnified Party” has the meaning set forth in Section 3.9(c).

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“Indemnifying Party” has the meaning set forth in Section 3.9(c).

“Law” means any statute, law, regulation, ordinance, rule, injunction, order, decree, directive, or any similar form of decision of, or determination by, any governmental or self-regulatory authority.

“Mailing Date” has the meaning set forth in Section 2.1(a).

“Merger” has the meaning set forth in the Recitals hereto.

“Merger Agreement” has the meaning set forth in the Recitals hereto.

“Merger Sub” has the meaning set forth in the Recitals hereto.

“Non-Private Equity Business” shall mean any business or investment of TPG and its Affiliates distinct from the private equity business of TPG and its Affiliates; provided, that such business or investment shall not be deemed to be distinct from such private equity business if and at such time that (a) any confidential information with respect to the Company and its subsidiaries is made available to investment professionals of TPG and its Affiliates who are not involved in the private equity business and who are involved in such other business or investment or (b) TPG or any of its Affiliates instructs any such business or investment to take any action that would violate any provision of this Agreement had such action been taken directly by TPG.

“Non-Recourse Party” has the meaning set forth in Section 5.10.

“Non-TPG Director” has the meaning set forth in Section 2.1(d).

“NYSE” means the New York Stock Exchange and any successor thereto.

“Options” means any options, warrants, or other rights to subscribe for, purchase, or otherwise acquire shares of Capital Stock of the Company (or any successor thereto).

“Permitted Issuance” means (a) any issuance of Capital Stock upon the exercise of Options outstanding as of the date of this Agreement and in accordance with their terms as in effect on the date of this Agreement, (b) any issuance, sale or authorization pursuant to the Company’s existing compensation arrangements for its directors, officers, employees, consultants and agents, (c) any issuance, sale or authorization pursuant to any future compensation arrangements for the Company’s directors, officers, employees, consultants and agents that are approved by the Company’s Compensation Committee and (d) any issuance, sale or placement of Capital Stock as consideration in any acquisition transaction, including any Change of Control, that has been approved by the Company Board.

“Permitted Transferee” has the meaning set forth in Section 3.13.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, or other entity or organization, including any governmental authority.

“Parkway” has the meaning set forth in the Recitals hereto.

“Piggyback Registration” has the meaning set forth in Section 3.3(a).

“Registrable Securities” means at any time, the shares of Common Stock held beneficially or of record by any of the Holders, including shares of Common Stock acquired by way of a dividend, stock split, recapitalization, plan of reorganization, merger, sale of assets or otherwise. Registrable Securities shall continue to be Registrable Securities until (x) they are sold pursuant to an effective Registration Statement under the

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Securities Act or (y) they may be sold by their Holder without registration under the Securities Act pursuant to Rule 144 (or any similar provision then in force) without limitation thereunder on volume or manner of sale or other restrictions under Rule 144.

“Registration Expenses” has the meaning set forth in Section 3.4.

“Registration Statement” means any registration statement filed by the Company under the Securities Act that covers any of the Registrable Securities, including a prospectus, amendment and supplements thereto, and all exhibits and material incorporated by reference therein.

“Rule 144” means Rule 144 promulgated under the Securities Act or any successor federal statute, rules, or regulations thereto, and in the case of any referenced section of any such statute, rule, or regulation, any successor section thereto, collectively as from time to time amended and in effect.

“SEC” means the Securities and Exchange Commission.

“Securities” means Capital Stock, limited partnership interests, limited liability company interests, beneficial interests, warrants, Options, restricted stock units, notes, bonds, debentures, and other securities, equity interests, ownership interests and similar obligations of every kind and nature of any Person.

“Securities Act” means the Securities Act of 1933 or any successor federal statute, and the rules and regulations of the SEC thereunder, and in the case of any referenced section of any such statute, rule or regulation, any successor section thereto, collectively and as from time to time amended and in effect.

“Shares” means (a) all shares of the Capital Stock of the Company originally issued to, or issued with respect to shares originally issued to, or held by, a stockholder of the Company, whenever issued, including all shares of the Company issued upon the exercise, conversion, or exchange of any Convertible Securities and (b) all Convertible Securities originally granted or issued to, or held by, any stockholder (treating such Convertible Securities as a number of shares equal to the number of shares of the Company for which such Convertible Securities may be converted or exercised, for all purposes of this Agreement, except as otherwise set forth herein).

“Suspension Notice” has the meaning set forth in Section 3.7(a).

“TPG” has the meaning set forth in the Recitals hereto.

“TPG Manager” has the meaning set forth in the Recitals hereto.

“TPG Nominated Director” has the meaning set forth in Section 2.1(a).

“Underwriters’ Maximum Number” means, for any Demand Registration or Piggyback Registration, that number of securities to which such registration should, in the opinion of the managing underwriter(s) of such registration, in light of marketing factors, be limited.

“Underwritten Offering” has the meaning set forth in Section 3.2(b).

“Voting Securities” means at any time shares of any class of Capital Stock or other Securities of the Company that are then entitled to vote generally in the election of Directors and not solely upon the occurrence and during the continuation of certain specified events, and any Convertible Securities that may be converted into, exercised for, or otherwise exchanged for such shares of Capital Stock.

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Section 1.3 Other Definitional Provisions. When used in this Agreement, the words “hereof,” “herein,” and “hereunder,” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article and Section references are to this Agreement unless otherwise specified. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

ARTICLE II

GOVERNANCE

Section 2.1 TPG’s Representation on Company Board.

(a) On the Closing Date, the Company shall promptly cause one (1) person designated by TPG to be appointed to the Company Board in the manner provided in the Company’s governing documents for filling vacancies on the Company Board; provided, that, to the extent TPG has not designated one (1) such person before Closing, the Company shall promptly cause the person to be appointed to the Company Board when such person is designated by TPG. Following the Effective Date, subject to Section 2.1(f), for any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board, (i) so long as TPG, together with its Affiliates, Beneficially Owns as of the date of mailing of the Company’s definitive proxy statement in connection with such meeting (the “Mailing Date”) at least five percent (5%) of the outstanding Common Stock on an as-converted basis, the Company shall include one (1) person designated by TPG as a member of the slate of Company Board nominees proposed by the Company Board for election by the Company’s stockholders and, subject to the Company Board’s fiduciary duties, shall recommend that the Company’s stockholders vote in favor of the election of such nominee, and (ii) if TPG, together with its Affiliates, Beneficially Owns as of the Mailing Date less than five percent (5%) of the outstanding Common Stock on an as-converted basis, the Company shall not be required to include any persons designated by TPG as members of the slate of Company Board nominees. The member of the Company Board nominated or elected pursuant to this Section 2.1(a) is referred to herein as the “TPG Nominated Director.” The Company Board shall not withdraw any nomination or, subject to the Company Board’s fiduciary duties, recommendation required under this Section 2.1(a), unless TPG delivers to the Company Board a written request for such withdrawal. Further, (i) for any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board, the Company Board shall not nominate, in the aggregate, a number of nominees greater than the number of members of the Company Board, (ii) subject to the Company Board’s fiduciary duties, the Company Board shall not recommend the election of any other person to a position on the Company Board for which the TPG Nominated Director has been nominated, and (iii) the Company shall use commercially reasonable efforts to cause the TPG Nominated Director to be elected to the Company Board. If elected to the Company Board, the TPG Nominated Director will hold his or her office as a member of the Company Board for such term as is provided in the articles of incorporation and bylaws of the Company, or until his or her death, resignation or removal from the Company Board or until his or her successor has been duly elected and qualified in accordance with the provisions of this Agreement, the articles of incorporation and bylaws of the Company, and applicable Law.

(b) On the Closing Date, the Company shall promptly cause the TPG Nominated Director to be appointed (i) to the committee of the Company Board called the Investment Committee (the “Investment Committee”) and (ii) to the committee of the Company Board called the Compensation, Succession, Nominating and Governance Committee (the “Compensation Committee” and together with the Investment Committee, each a “Committee”); provided, that, to the extent TPG has not designated the TPG Nominated Director before Closing, the Company shall promptly cause such person to be appointed to the Committees when such person is designated by TPG. Following such appointment(s), so long as TPG has the right to designate the TPG Nominated Director pursuant to Section 2.1(a) the Company Board shall cause the TPG Nominated Director designated by TPG to serve on the Committees. For so long as TPG has the right to designate the TPG

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Nominated Director to serve on the Committees, (x) the Company Board shall maintain a committee called the Investment Committee and a committee called the Compensation Committee and (y) each Committee may only take action with the affirmative vote of at least a majority of its members.

(c) If TPG no longer has the right to appoint the TPG Nominated Director pursuant to Section 2.1(a), TPG shall cause the TPG Nominated Director to resign from any Committees on which such TPG Nominated Director serves effective as of the date that is the earlier of the end of such TPG Nominated Director’s term and six months from the date on which TPG’s Beneficial Ownership fell below the applicable percentage. If TPG no longer has the right to appoint the TPG Nominated Director pursuant to Section 2.1(a), the number of directors that TPG shall be entitled to designate for nomination or appointment at any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board or any Committee thereof shall forever be reduced to zero (even if TPG or its Affiliates shall subsequently acquire additional shares of Common Stock). The TPG Nominated Director resigning as a result of the preceding sentence shall resign as of the date that is the earlier of the end of the TPG Nominated Director’s term and six (6) months from the date on which TPG’s Beneficial Ownership fell below the applicable percentage. In addition, TPG shall cause the TPG Nominated Director to resign promptly from the Company Board and any Committees on which the TPG Nominated Director serves if the TPG Nominated Director, as determined by the Company Board in good faith after consultation with outside legal counsel, (i) is prohibited or disqualified from serving as a director of the Company or a member of any such Committees under any rule or regulation of the SEC, the NYSE or by applicable Law, (ii) has engaged in acts or omissions constituting a breach of the TPG Nominated Director’s duty of loyalty to the Company and its stockholders, (iii) has engaged in acts or omissions that involve intentional misconduct or an intentional violation of Law or (iv) has engaged in any transaction involving the Company from which the TPG Nominated Director derived an improper personal benefit that was not disclosed to the Company Board prior to the authorization of such transaction; provided, however, that, subject to the limitations set forth in Section 2.1(a) and Section 2.1(b), TPG shall have the right to replace such resigning TPG Nominated Director with a new TPG Nominated Director, such newly named TPG Nominated Director to be appointed promptly to the Company Board in place of the resigning TPG Nominated Director in the manner set forth in the Company’s governing documents for filling vacancies on the Company Board. Nothing in this paragraph (c) or elsewhere in this Agreement (except Section 2.1(e)) shall confer any third-party beneficiary or other rights upon any person designated hereunder as a TPG Nominated Director, whether during or after such person’s service on the Company Board.

(d) For so long as TPG has the right to designate the TPG Nominated Director for nomination to the Company Board pursuant to Section 2.1(a) above, the Company Board shall (i) fill vacancies created by reason of death, removal or resignation of the TPG Nominated Director promptly upon request by TPG and only as directed by TPG, subject to the terms and conditions set forth in Section 2.1(a) above and Sections 2.1(f) and 2.1(g) below, and (ii) fill vacancies created by reason of death, removal or resignation of any director who is not a TPG Nominated Director (a “Non-TPG Director”) promptly upon request by the Non-TPG Directors and only as directed by the Non-TPG Directors; provided, however, that any such director designated by the Non-TPG Directors shall, as a condition precedent to his or her nomination, meet each of the requirements set forth in clauses (i) – (iv) of Section 2.1(f) below (it being understood that, for the purposes hereof, the word “TPG” appearing in clause (i) thereof shall be replaced with the words “the Non-TPG Directors”), other than, in the case of any non-independent or management director, the requirements of clause (iii) thereof. Further, for so long as TPG has the right to designate the TPG Nominated Director for appointment to any Committee pursuant to Section 2.1(b) above, the Company Board shall appoint and remove the TPG Nominated Director as members of any such Committee promptly upon request by TPG and only as directed by TPG, and shall fill vacancies created by reason of death, removal or resignation of the TPG Nominated Director promptly upon request by TPG and only as directed by TPG, subject to the terms and conditions set forth in Section 2.1(b) and 2.1(c) above and Sections 2.1(f) and 2.1(g) below. So long as TPG has promptly named a replacement, following any death, removal or resignation of the TPG Nominated Director, and prior to any the appointment of such replacement in accordance with this Agreement, the Company Board agrees not to authorize or take, and agrees to cause each Committee not to authorize or take, any action that would otherwise require the consent of a TPG Nominated Director until such time as such newly named TPG Nominated Director has been so appointed to the Company Board or such Committee.

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(e) Each TPG Nominated Director that is elected to the Company Board shall be indemnified by the Company and its subsidiaries, if applicable, in connection with his or her service as a member of the Company Board or any Committee to the fullest extent permitted by Law and will be exculpated from liability for damages to the fullest extent permitted by Law. Without limiting the foregoing in this Section 2.1(e), each TPG Nominated Director who is elected to the Company Board shall be entitled to receive from the Company and its subsidiaries, if applicable, the same insurance coverage in connection with his or her service as a member of the Company Board and any Committee as is provided for each of the other members of the Company Board or Committee, as applicable.

(f) TPG shall only designate a person to be a TPG Nominated Director (i) who TPG believes in good faith has the requisite skill and experience to serve as a director of a publicly-traded company, (ii) who is not prohibited from or disqualified from serving as a director of the Company pursuant to any rule or regulation of the SEC, the NYSE or applicable Law, (iii) who meets the independence standards set forth in Section 303A.02(b) of the NYSE Listed Company Manual and (iv) with respect to which no event required to be disclosed pursuant to Item 401(f) of Regulation S-K of the 1934 Act has occurred. Notwithstanding anything to the contrary in this Section 2.1, the parties hereto agree that members of the Company Board shall retain the right to object to the nomination, election or appointment of any TPG Nominated Director for service on the Company Board or any Committee if the members of the Company Board determine in good faith, after consultation with outside legal counsel, that such TPG Nominated Director fails to meet the criteria set forth above or, with respect to any TPG Nominated Director to be appointed to the Company’s Audit Committee or Compensation Committee, any other rule or regulation of the SEC, the NYSE or applicable Law that applies to members of a company’s audit committee, governance committee or compensation committee (including for purposes of Section 16 of the Exchange Act and Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”)). In the event that the members of the Company Board object to the nomination, election or appointment of any TPG Nominated Director to the Company Board or any Committee pursuant to the terms of this Section 2.1(f), the Company Board shall nominate or appoint, as applicable, another individual designated by TPG as the TPG Nominated Director nominated for election to the Company Board or appointed to the Committee, as applicable, that meets the criteria set forth in this Section 2.1(f) and Section 2.1(g).

(g) Notwithstanding anything to the contrary in this Section 2.1, nothing shall prevent the Company Board from acting in accordance with its fiduciary duties or applicable Law or stock exchange requirements. The Company Board shall have no obligation to nominate, elect or appoint any TPG Nominated Director if such nomination, election or appointment would violate applicable Law or NYSE requirements or result in a breach by the Company Board of its fiduciary duties to its stockholders; provided, however, that the foregoing shall not affect the right of TPG to designate an alternative individual as the TPG Nominated Director nominated for election to the Company Board or appointed to the Committee, as applicable, subject to the other terms, conditions and provisions in this Article II.

(h) For purposes of calculating the Beneficial Ownership of the Company’s outstanding Common Stock owned by TPG and its Affiliates on an as-converted basis pursuant to this Article II, to the extent shares of the Company’s Capital Stock are issued or become issuable under any outstanding equity award, the vesting of which remains contingent on the satisfaction of any performance goals under such award that have yet to be achieved (and whether or not such goals are deemed to be satisfied as a result of the transactions contemplated by the Merger Agreement), such shares shall be deemed to be not outstanding and shall be excluded from the denominator in such calculation.

(i) The rights of TPG set forth in this Section 2.1 shall be in addition to, and not in limitation of, such voting rights that TPG may otherwise have as a holder of capital stock of the Company, subject to Section 4.1 below.

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ARTICLE III

REGISTRATION RIGHTS

Section 3.1 Registration at Closing. The Company shall file, within thirty (30) days of Closing, a Registration Statement registering for sale all of the Registrable Securities held by the Holders and shall use commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable thereafter (and remain effective until the completion of the distribution contemplated thereby) and to file a final prospectus relating thereto. The plan of distribution set forth in the prospectus included in the Registration Statement shall include such methods of distribution as reasonably requested by the Holders. For the avoidance of doubt, such registration shall not be deemed a “Demand Registration” for purposes of the limitations set forth in Section 3.2(a).

Section 3.2 Demand Registration.

(a) Subject to the provisions hereof, at any time on or after the date that is 180 days after the Closing Date, the Holders of a majority of Registrable Securities shall have the right to require the Company to file a Registration Statement registering for sale all or part of their respective Registrable Securities under the Securities Act (a “Demand Registration”) by delivering a written request therefor to the Company (i) specifying the number of Registrable Securities to be included in such registration by such Holder or Holders, (ii) specifying whether the intended method of disposition thereof is pursuant to an Underwritten Offering (as defined below), and (iii) containing all information about such Holder required to be included in such Registration Statement in accordance with applicable Law. As soon as practicable after the receipt of such demand, the Company shall (x) promptly notify all Holders from whom the request for registration has not been received and (y) use reasonable best efforts to effect such registration (including, without limitation, appropriate qualification under applicable blue sky or other state securities Laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) of the Registrable Securities that the Company has been so requested to register; provided, however, that (i) the Holders shall not make a request for a Demand Registration under this Section 3.2(a) for Registrable Securities having an anticipated aggregate offering price of less than $5,000,000, (ii) the Holders will not be entitled to require the Company to effect more than three (3) Demand Registrations in the aggregate under this Agreement, and (iii) the Company will not be obligated to effect more than one (1) Demand Registration in any six (6) month period.

(b) The offering of the Registrable Securities pursuant to such Demand Registration may be in the form of an underwritten public offering (an “Underwritten Offering”). In such case, (i) the Company may designate the managing underwriter(s) of the Underwritten Offering, provided that such Holders may designate a co-managing underwriter to participate in the Underwritten Offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed and (ii) the Company shall (together with the Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form for underwriting agreements for firm commitment offerings of equity securities with the managing underwriter(s) proposing to distribute their securities through such Underwritten Offering, which underwriting agreement shall have indemnification provisions in substantially the form as set forth in Section 3.9 of this Agreement; provided, that (i) the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the underwriter(s) shall also be made to and for the benefit of the Holders proposing to distribute their securities through the Underwritten Offering, (ii) no Holder shall be required to make any representations and warranties to, or agreements with, any underwriter in a registration other than customary representations, warranties and agreements and (iii) the liability of each Holder in respect of any indemnification, contribution or other obligation of such Holder arising under such underwriting agreement (a) shall be limited to losses arising out of or based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, incorporated document or other such disclosure document or other document or report, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder expressly for inclusion therein and (b) shall not in any

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event, absent fraud or intentional misrepresentation, exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters’ discounts and commissions) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such Underwritten Offering. No Holder may participate in any such Underwritten Offering unless such Holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement. The Company shall not be obligated to effect or participate (a) more than two (2) Underwritten Offerings in any twelve (12) month period, and (b) in any Underwritten Offering during any lock-up period required by the underwriter(s) in any prior underwritten offering conducted by the Company on its own behalf or on behalf of the Holders.

(c) If, in connection with an Underwritten Offering, the managing underwriter(s) advise the Company that in its or their reasonable opinion the number of securities proposed to be included in such registration exceeds the Underwriters’ maximum number, then (i) the Company shall so advise all Holders of Registrable Securities to be included in such Underwritten Offering and (ii) the Company will be obligated and required to include in such Underwritten Offering only that number of Registrable Securities requested by the Holders thereof to be included in such registration that does not exceed such Underwriters’ maximum number, such Registrable Securities to be allocated pro rata among the Holders thereof on the basis of the number of Registrable Securities requested to be included therein by each such Holder. No shares of Common Stock held by any Person other than Registrable Securities held by the Holders shall be included in a Demand Registration without the prior written consent of the holders of a majority in interest of the Registrable Securities.

(d) A registration will not be deemed to have been effected as a Demand Registration unless the Registration Statement relating thereto has been declared effective by the SEC, at least 75% of the Registrable Securities requested to be included in the registration by the Holders are included in such registration, and the Company has complied in all material respects with its obligations under this Agreement with respect thereto; provided, however, that if, after it has become effective, (i) such Registration Statement or the related offer, sale or distribution of Registrable Securities thereunder is or becomes the subject of any stop order, injunction or other order or requirement of the SEC or any other governmental or administrative agency, or if any court prevents or otherwise limits the sale of the Registrable Securities pursuant to the registration, and in each case less than all of the Registrable Securities covered by the effective Registration Statement are actually sold by the selling Holder or Holders pursuant to the Registration Statement, or (ii) if, in the case of an Underwritten Offering, the Company fails to provide Full Cooperation, then such registration will be deemed not to have been effected for purposes of clause (ii) of the proviso to Section 3.2(a). If (i) a registration requested pursuant to this Section 3.2 is deemed not to have been effected as a Demand Registration or (ii) the registration requested pursuant to this Section 3.2 does not remain continuously effective until forty-five (45) days after the commencement of the distribution by the Holders of the Registrable Securities covered by such registration, then the Company shall continue to be obligated to effect a Demand Registration pursuant to this Section 3.2 of the Registrable Securities included in such registration. In circumstances not including the events described in the immediately two preceding sentences of this Section 3.2(d), each Holder of Registrable Securities shall be permitted voluntarily to withdraw all or any part of its Registrable Securities from a Demand Registration at any time prior to the commencement of marketing of such Demand Registration, provided that such registration nonetheless shall count as a Demand Registration for purposes of clause (ii) of the proviso to Section 3.2(a).

Section 3.3 Piggyback Registration.

(a) At any time after the one (1) year anniversary of the Closing Date (as defined in the Purchase Agreement), if (and on each occasion that) the Company proposes to register any of its securities under the Securities Act (other than pursuant to Section 3.1 or Section 3.2) for the account of any of its security holders and such registration permits the inclusion of the Registrable Securities (each such registration not withdrawn or abandoned prior to the effective date thereof being herein referred to as a “Piggyback Registration”), the Company shall give written notice to all Holders of such proposal promptly, but in no event later than ten (10) Business Days prior to the anticipated filing date.

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(b) Subject to the provisions contained in paragraphs (a) and (c) of this Section 3.3 and in the last sentence of this paragraph (b), the Company will be obligated and required to include in each Piggyback Registration such Registrable Securities as requested in a written notice from any Holder delivered to the Company no later than five (5) Business Days following delivery of the notice from the Company specified in Section 3.3(a). The Holders of Registrable Securities shall be permitted to withdraw all or any part of their shares from any Piggyback Registration at any time on or before the fifth (5th) Business Day prior to the planned effective date of such Piggyback Registration, except as otherwise provided in any written agreement with the Company’s underwriter(s) establishing the terms and conditions under which such Holders would be obligated to sell such securities in such Piggyback Registration. The Company may terminate or withdraw any Piggyback Registration prior to the effectiveness of such registration, whether or not the Holders have elected to include Registrable Securities in such registration.

(c) If a Piggyback Registration is an Underwritten Offering on behalf of a holder of Company securities other than Holders, and the managing underwriter(s) advise the Company that in its or their reasonable opinion the number of securities proposed to be included in such registration exceeds the Underwriters’ Maximum Number, then the Company shall include in such registration (i) first, the number of securities requested to be included therein by the Holder(s) originally requesting such registration, (ii) second, the number of securities requested to be included therein by all Holders who have requested registration of Registrable Securities in accordance with Section 3.3(a), pro rata on the basis of the aggregate number of Registrable Securities requested to be included by each such Holder and (iii) third, any other securities that have been requested to be so included by any other person.

(d) In any Piggyback Registration that is an Underwritten Offering, the Company shall have the right to select the managing underwriter(s) for such registration.

(e) The Company shall not grant to any Person the right to request the Company to register any shares of Company securities in a Piggyback Registration unless such rights are consistent with the provisions of this Section 3.3.

Section 3.4 Registration Expenses. In connection with registrations pursuant to Section 3.1, Section 3.2 or Section 3.3 hereof, the Company shall pay all of the costs and expenses incurred in connection with the registrations thereunder (the “Registration Expenses”), including all (a) registration and filing fees and expenses, including, without limitation, those related to filings with the SEC, (b) fees and expenses of compliance with state securities or blue sky Laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (c) reasonable processing, duplicating and printing expenses, including expenses of printing prospectuses reasonably requested by any Holder, (d) of the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any liability insurance and the expense of any annual audit or quarterly review), (e) fees and expenses incurred in connection with listing the Registrable Securities for trading on a national securities exchange, (f) fees and expenses in connection with the preparation of the registration statement and related documents covering the Registrable Securities, (g) fees and expenses, if any, incurred with respect to any filing with FINRA, (h) any documented out-of-pocket expenses of the underwriter(s) incurred with the approval of the Company, (i) the cost of providing any CUSIP or other identification numbers for the Registrable Securities, (j) fees and expenses and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including, without limitation, the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested), (k) fees and expenses of any special experts retained by the Company in connection with such registration, and (l) reasonable and documented fees and expenses of one firm of counsel for the Holders to be selected by the Holders of a majority of the Registrable Securities to be included in such registration (“Holders’ Counsel”); provided, however, that the Company shall reimburse the Holders for the reasonable and documented fees and disbursements one, but not more than one, additional counsel retained by any Holder for the purpose of rendering any opinion required by the Company or the

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managing underwriter(s) to be rendered on behalf of such Holder in connection with any Demand Registration. Other than as provided in the foregoing sentence, the Company shall have no obligation to pay any out-of-pocket expenses of the Holders relating to the registrations effected pursuant to this Agreement. Notwithstanding the foregoing, Holders shall be responsible, on a pro rata basis based on the number of Registrable Securities included in the applicable registered offering by each such Holder, for any underwriting discounts and commissions attributable to the sale of Registrable Securities pursuant to a Registration Statement. The obligation of the Company to bear the expenses described in this Section 3.4 and to pay or reimburse the Holders for the expenses described in this Section 3.4 shall apply irrespective of whether any sales of Registrable Securities ultimately take place.

Section 3.5 Registration Procedures. In the case of each registration effected by the Company pursuant to this Agreement, the Company shall keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. In connection with any such registration:

(a) The Company will, as soon as reasonably practicable (and in any event, within 90 days) after its receipt of the request for registration under Section 3.2(a), prepare and file with the SEC a Registration Statement on Form S-1, Form S-3 or another appropriate Securities Act form reasonably acceptable to the Holders, and use reasonable best efforts to cause such Registration Statement to become and remain effective until the completion of the distribution contemplated thereby.

(b) The Company will (i) promptly prepare and file with the SEC such amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for as long as such registration is required to remain effective pursuant to the terms hereof, (ii) cause the prospectus to be supplemented by any required prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act, and (iii) comply with the provisions of the Securities Act applicable to it with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement or supplement to the prospectus.

(c) The Company will, at least ten (10) days prior to filing a Registration Statement or at least five (5) days prior to filing a prospectus or any amendment or supplement to such Registration Statement or prospectus, furnish to (i) each Holder of Registrable Securities covered by such Registration Statement, (ii) Holders’ Counsel and (iii) each underwriter of the Registrable Securities covered by such Registration Statement, copies of such Registration Statement and each amendment or supplement as proposed to be filed, together with any exhibits thereto, which documents will be subject to reasonable review and comment by each of the foregoing Persons within five (5) days after delivery, and thereafter, furnish to such Holders, Holders’ Counsel and the underwriter(s), if any, such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents or information as such Holder, Holders’ Counsel or the underwriter(s) may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the plan of distribution set forth in the prospectus included in the Registration Statement; provided, however, that notwithstanding the foregoing, if the Company intends to file any prospectus, prospectus supplement or prospectus sticker that does not make any material changes in the documents already filed, then Holders’ Counsel will be afforded such opportunity to review such documents prior to filing consistent with the time constraints involved in filing such document, but in any event no less than one (1) day.

(d) The Company will promptly notify each Holder of any stop order issued or threatened by the SEC and, if entered, use reasonable best efforts to prevent the entry of such stop order or to remove it as soon as reasonably possible.

(e) On or prior to the date on which the Registration Statement is declared effective, the Company shall use reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue

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sky Laws of such jurisdictions as any Holder reasonably requests and do any and all other lawful acts and things which may be reasonably necessary or advisable to enable the Holders to consummate the disposition in such jurisdictions of such Registrable Securities, and use commercially reasonable efforts to keep each such registration or qualification (or exemption therefrom) effective during the period which the Registration Statement is required to be kept effective; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (e), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction.

(f) The Company will notify each Holder, Holders’ Counsel and the underwriter(s) promptly and (if requested by any such Person) confirm such notice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or prospectus or for additional information to be included in any Registration Statement or prospectus or otherwise, (iii) of the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or blue sky Laws or the initiation of any proceedings for that purpose, and (iv) of the happening of any event that requires the making of any changes in a Registration Statement or related prospectus or any document incorporated or deemed to be incorporated by reference therein so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements in the Registration Statement and prospectus not misleading in light of the circumstances in which they were made; and, as promptly as practicable thereafter, prepare and file with the SEC and furnish a supplement or amendment to such prospectus so that, as thereafter deliverable to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Holder hereby agrees to keep any disclosures under subsection (iv) above confidential until such time as a supplement or amendment is filed.

(g) The Company will furnish customary closing certificates and other deliverables to the underwriter(s) and the Holders and enter into customary agreements satisfactory to the Company (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities.

(h) The Company will make available for inspection by any underwriter participating in any disposition pursuant to a Registration Statement, and any attorney, accountant or other agent retained by any such seller or underwriter (in each case after reasonable prior notice and at reasonable times during normal business hours and without unnecessary interruption of the Company’s business or operations), all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with the Registration Statement.

(i) The Company, during the period when the prospectus is required to be delivered under the Securities Act, promptly will file all documents required to be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

(j) The Company shall use reasonable best efforts to cause all Registrable Securities registered pursuant to the terms hereof to be listed on each national securities exchange on which the Common Stock of the Company is then listed.

(k) The Company shall use commercially reasonable efforts to cooperate and assist in obtaining of all necessary approvals from FINRA, if any.

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(l) The Company shall provide a transfer agent and registrar for the Registrable Securities not later than the effective date of such Registration Statement.

(m) If requested, the Company shall furnish to each Holder a copy of all documents filed with and all correspondence from or to the SEC in connection with the offering of Registrable Securities.

(n) The Company otherwise shall use its reasonable best efforts to comply with all applicable rules and regulations of the SEC.

(o) The Company shall furnish to any requesting underwriter in an Underwritten Offering, addressed to such underwriter, (i) an opinion of the Company’s counsel (which may be the Company’s General Counsel), dated the date of closing of the sale of any Registrable Securities thereunder, as well as a consent to be named in the Registration Statement or any prospectus thereto, and (ii) comfort letters and consent to be named in the Registration Statement or any prospectus relating thereto signed by the Company’s independent public accountants who have examined and reported on the Company’s financial statements included in the Registration Statement, in each case covering substantially the same matters with respect to the Registration Statement (and the prospectus included therein) and (in the case of the accountants’ comfort letters) with respect to events subsequent to the date of the financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ comfort letters delivered to the underwriters in underwritten public offerings of securities, to the extent that the Company is required to deliver or cause the delivery of such opinion or comfort letters to the underwriters in an Underwritten Offering.

(p) In connection with each Demand Registration, the Company shall cause there to occur Full Cooperation.

For purposes of Section 3.5(a) and Section 3.5(b), the period of distribution of Registrable Securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Securities in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Securities covered thereby and one hundred twenty (120) days after the effective date thereof.

Section 3.6 Holders’ Obligations. The Company may require each Holder to promptly furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration, including all such information as may be requested by the SEC. Each Holder agrees that, notwithstanding the provisions of Section 3.7 hereof, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.5(f) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.5(f) hereof, and, if so directed by the Company, such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession and retained solely in accordance with record retention policies then-applicable to such Holder, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective by the number of days during the period from and including the date of the giving of notice pursuant to Section 3.5(f) hereof to the date when the Company shall make available to the Holders a prospectus supplemented or amended to conform with the requirements of Section 3.5(f) hereof.

Section 3.7 Blackout Provisions.

(a) Notwithstanding anything in this Agreement to the contrary, by delivery of written notice to the participating Holders (a “Suspension Notice”) stating which one or more of the following limitations shall apply

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to the addressee of such Suspension Notice, the Company may (i) postpone effecting a registration under this Agreement, or (ii) require such addressee to refrain from disposing of Registrable Securities under the registration, in either case for a period of no more than forty-five (45) consecutive days from the delivery of such Suspension Notice (which period may not be extended or renewed). The Company may postpone effecting a registration or apply the limitations on dispositions specified in clause (ii) of this Section 3.7(a) if (x) the Company Board, in good faith, determines that such registration or disposition would materially impede, delay or interfere with any material transaction then pending or proposed to be undertaken by the Company or any of its subsidiaries, or (y) the Company in good faith determines that the Company is in possession of material non-public information the disclosure of which during the period specified in such notice the Company Board, in good faith, reasonably believes would not be in the best interests of the Company; provided that the Company may not take any actions pursuant to this Section 3.7(a) for a period of time in excess of ninety (90) days in the aggregate in any twelve (12)-month period.

(b) If the Company shall take any action pursuant to clause (ii) of Section 3.7(a) with respect to any participating Holder in a period during which the Company shall be required to cause a Registration Statement to remain effective under the Securities Act and the prospectus to remain current, such period shall be extended for such Person by one (1) day beyond the end of such period for each day that, pursuant to Section 3.7(a), the Company shall require such Person to refrain from disposing of Registrable Securities owned by such Person.

Section 3.8 Exchange Act Registration. The Company will use its reasonable best efforts to timely file with the SEC such information as the SEC may require under Section 13(a) or Section 15(d) of the Exchange Act, and the Company shall use its reasonable best efforts to take all action as may be required as a condition to the availability of Rule 144 or Rule 144A under the Securities Act with respect to its Common Stock. The Company shall furnish to any holder of Registrable Securities forthwith upon request such reports and documents as a holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a holder to sell any such Registrable Securities without registration to the extent that such reports or documents are not publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system or any successor system thereto. Certificates evidencing Registrable Securities shall not contain any legend at such time as a Holder has provided reasonable evidence to the Company (including any customary broker’s or selling stockholder’s letters but expressly excluding an opinion of counsel other than with respect to clauses (d) or (e) below), that (a) there has been a sale of such Registrable Securities pursuant to an effective registration statement, (b) there has been a sale of such Registrable Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (c) such Registrable Securities are then eligible for sale under Rule 144(b)(i), (d) in connection with a sale, assignment or other transfer (other than under Rule 144), upon request of the Company, such Holder provides the Company with an opinion of counsel to such Holder, in a reasonably acceptable form, to the effect that such sale, assignment or transfer of the Registrable Securities may be made without registration under the applicable requirements of the Securities Act or (e) such legend is not required under applicable requirements of the Securities Act (including controlling judicial interpretations and pronouncements issued by the SEC). Following such time as restrictive legends are not required to be placed on certificates representing Registrable Securities pursuant to the preceding sentence, the Company will, no later than three (3) Business Days following the delivery by a Holder to the Company or the Company’s transfer agent of a certificate representing Registrable Securities containing a restrictive legend and the foregoing evidence (and opinion if applicable), deliver or cause to be delivered to such Holder a certificate representing such Registrable Securities that is free from all restrictive and other legends or credit the balance account of such Holder’s or such Holder’s nominee with the Depository Trust Company (the “DTC”) (if DTC is then offered by the Company and its transfer agent) with a number of shares of Common Stock equal to the number of shares of Common Stock represented by the certificate so delivered by such Holder.

Section 3.9 Indemnification.

(a) Indemnification by the Company. The Company agrees, notwithstanding the termination of this Agreement, to indemnify and hold harmless, to the fullest extent permitted by Law, each Holder and each of its

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managers, members, managing members, general and limited partners, officers, directors, employees and agents, and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, managing members, general and limited partners, officers, directors, employees and agents of such controlling Person (each, a “Controlling Person”), from and against any and all losses, claims, damages, settlement amounts (only if the Company consented in writing to the settlement, which consent shall not be unreasonably withheld), liabilities, reasonable attorneys’ fees, costs and expenses of investigating and defending any such claim (collectively, “Damages”) and any action in respect thereof to which such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and any such Controlling Persons may become subject to under the Securities Act or otherwise, but only insofar as such Damages (or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus of the Company (or any amendment or supplement thereto) or any preliminary prospectus of the Company, or arise out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, except insofar as the same are based upon information furnished in writing to the Company by such Holder or any of its managers, members, managing members, general partners, officers, directors, employees, agents and Controlling Persons expressly for use therein, and, consistent with and subject to the foregoing, shall reimburse such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and each such Controlling Person for any legal and other expenses reasonably incurred by such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, or any such Controlling Person in investigating or defending or preparing to defend against any such Damages or proceedings. In addition to the indemnity contained herein, the Company will reimburse each Holder for its reasonable out-of-pocket legal and other expenses (including the reasonable out-of-pocket cost of any investigation, preparation and travel in connection therewith) as incurred in connection therewith, as promptly as practicable after such expenses are incurred and invoiced.

(b) Indemnification by the Holder. The Holders agree, severally and not jointly, to indemnify and hold harmless the Company, its officers, directors, employees and agents and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, managing members, general and limited partners, officers, directors, employees and agents of such controlling Person, to the same extent as the foregoing indemnity from the Company to the Holders, but only with respect to information related to the Holders, or their plan of distribution, furnished in writing by the Holders or any of their managers, members, managing members, general partners, officers, directors, employees, agents and Controlling Persons to the Company expressly for use in any Registration Statement or prospectus, or any amendment or supplement thereto, or any preliminary prospectus. No Holder shall be required to indemnify any Person pursuant to this Section 3.9(b) for any amount in excess of the net proceeds received by such Holder from the sale of the Registrable Securities sold for the account of such Holder.

(c) Conduct of Indemnification Proceedings. Promptly after receipt by any Person (an “Indemnified Party”) of notice of any claim or the commencement of any action in respect of which indemnity may be sought pursuant to Section 3.9(a) or Section 3.9(b), the Indemnified Party shall, if a claim in respect thereof is to be made against the Person against whom such indemnity may be sought (an “Indemnifying Party”), notify the Indemnifying Party in writing of the claim or the commencement of such action; provided that the failure to notify the Indemnifying Party shall not relieve it from any liability that it may have to an Indemnified Party except to the extent of any actual prejudice resulting therefrom. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, that

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the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party and its Controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, but the fees and expenses of such counsel shall be for the account of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of, and reimbursement of fees for, such counsel or (ii) in the reasonable opinion of counsel to such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnified Parties. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or would reasonably have been a party and indemnity would reasonably have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding. Whether or not the defense of any claim or action is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its written consent.

Section 3.10 No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to any of its securities (including any registration or similar agreement) which is inconsistent with or violates the material rights granted to the Holders in this Agreement.

Section 3.11 Lock-Up Agreements. Each of the Holders and the Company agrees that, in connection with an Underwritten Offering in respect of which Registrable Securities are being sold, or in connection with any other public offering of Common Stock by the Company, if requested by the underwriter(s), it will enter into customary “lock-up” agreements pursuant to which it will agree not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible or exchangeable into Common Stock (subject to customary exceptions) for a period not to exceed ninety (90) days from the effective date of the Registration Statement pertaining to such Registrable Securities or from such other date as may be requested by the underwriter(s). The Company further agrees that, in connection with an Underwritten Offering in respect of which Registrable Securities are being sold, if requested by the managing underwriter(s), it will exercise its best efforts to obtain agreements (in the underwriters’ customary form) from its directors and executive officers not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible or exchangeable into Common Stock (subject to customary exceptions), for a period not to exceed ninety (90) days from the effective date of the Registration Statement pertaining to such Registrable Securities or from such other date as may be requested by the underwriter(s).

Section 3.12 Termination of Registration Rights. The rights granted under this Article III shall terminate on the earlier of the date that (a) the Holders no longer Beneficially Own any Registrable Securities or (b) all Registrable Securities are eligible for sale without any volume or other limitations or restrictions; provided, however, that the indemnification provisions set forth in Section 3.9 shall survive such termination.

Section 3.13 Assignment; Binding Effect. The rights and obligations provided in this Article III may be assigned in whole or in part by any Holder to a controlled affiliate of such Holder or to any member, general or limited partner or stockholder of any such Holder (each, a “Permitted Transferee”) without the consent of the Company or any other Holder. Such assignment shall be effective upon receipt by the Company of (a) written notice from the Holder certifying that the transferee is a Permitted Transferee, stating the name and address of the Permitted Transferee and identifying the amount of Registrable Securities with respect to which the rights under this Agreement are being transferred, and (b) a written agreement from the Permitted Transferee to be bound by all of the terms of this Article III as a “Holder.” Upon receipt of the documents referenced in clauses (a) and (b) of this Section 3.13, the Permitted Transferee shall thereafter be deemed to be a “Holder” for all

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purposes of this Article III. Except as set forth in this Section 3.13, the rights and obligations provided in this Article III may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

ARTICLE IV

COVENANTS

Section 4.1 Standstill.

(a) TPG hereby agrees that until the earliest of (i) such time as TPG and its Affiliates no longer collectively own at least five percent (5%) of the outstanding Common Stock, (ii) the third (3rd) anniversary of the Effective Date or (iii) a Change of Control of the Company, without the prior written approval of the Company, neither TPG nor any of its Affiliates (other than any Non-Private Equity Business of TPG or its Affiliates) will, directly or indirectly:

(i) acquire, offer or propose to acquire or agree to acquire, Beneficial Ownership of more than fifteen percent (15%) of the outstanding Voting Securities of the Company in the aggregate, other than Voting Securities in excess of fifteen percent (15%) of the outstanding Voting Securities of the Company acquired (A) as a result of the exercise of any rights or obligations set forth in this Agreement, (B) pursuant to a stock split, stock dividend, recapitalization, reclassification or similar transaction, (C) with the consent of the majority of the non-TPG Directors or (D) directly from the Company;

(ii) enter into or agree, offer, propose or seek (whether publicly or otherwise) to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to all or part of the Company or any of its subsidiaries or any acquisition transaction for all or part of the assets of the Company or any of its subsidiaries or any of their respective businesses;

(iii) other than a “solicitation” of a “proxy” (as such terms are defined under Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(1)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)) seeking approval of the election to the Company Board solely with respect to any of the TPG Nominated Directors permitted by the terms hereof to serve on such Company Board, make, or in any way participate in, any such “solicitation” of “proxies” to vote, or seek to advise or influence any person or entity with respect to the voting of, any Common Stock of the Company or any of its subsidiaries;

(iv) call or seek to call a meeting of the stockholders of the Company or any of the Company’s subsidiaries or initiate any stockholder proposal for action by the stockholders of the Company, form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder) with respect to any Voting Securities;

(v) deposit any Securities of the Company into a voting trust, or subject any Securities of the Company to any agreement or arrangement with respect to the voting of such securities, or other agreement or arrangement having similar effect;

(vi) seek representation on the Company Board or a change in the composition of the Company Board or number of directors elected by the holders of Common Stock or a change in the number of such directors who represent TPG, other than as expressly permitted pursuant to this Agreement; and

(vii) bring any action or otherwise act to contest the validity of this Section 4.1;

provided, that nothing in clauses (ii), (iii), (iv) or (vi) of this Section 4.1(a) shall apply to the TPG Nominated Director solely in his or her capacity as a director of the Company or to actions taken by TPG or any of its Affiliates to prepare the TPG Nominated Director to act in such capacity.

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(b) The limitations provided in Section 4.1(a) shall, upon the occurrence of any of the following events, immediately be suspended until the expiration of the time period set forth below in this Section 4.1(b), but only so long as TPG or any of its Affiliates (other than any Non Private Equity Business of TPG or its Affiliates) did not directly or indirectly assist, facilitate, encourage or participate in any such events:

(i) on the commencement (as defined in Rule 14d-2 of the Exchange Act) by any Person of a tender or exchange offer seeking to acquire Beneficial Ownership of a number outstanding shares of Voting Securities of the Company that, if consummated, would result in a Change of Control and which is recommended by the Company Board; provided, that TPG has not facilitated, encouraged, or otherwise participated in such tender offer; or

(ii) on the public announcement by the Company Board or a duly constituted committee of the Company Board (a) to solicit one or more proposals for a transaction that, if consummated, would result in a Change of Control or (b) to pursue discussions or negotiations or make diligence materials available, with respect to an unsolicited proposal for a transaction that, if consummated, would result in a Change of Control; provided, that in each case TPG has not facilitated, encouraged, or otherwise participated in such tender offer.

provided, however, that upon (y) any withdrawal or lapsing of any such tender or exchange offer referred to in Section 4.1(b)(i) which does not result in a Change of Control, or (z) the abandonment by the Company Board or a duly constituted committee of the Company Board of a process to solicit a proposal of the type referred to in Section 4.1(b)(ii) without a Change of Control having occurred and without an agreement to effect a Change of Control, as the case may be, the limitations provided in Section 4.1(a) (except to the extent then suspended as a result of any other event specified in this Section 4.1(b)) shall again be applicable for so long as and only to the extent provided in this Agreement.

Section 4.2 No Conflicting Agreements. For so long as this Agreement remains in effect, neither the Company nor TPG shall enter into any stockholder agreement or arrangement of any kind with any Person with respect to any Shares or other Securities, or otherwise act or agree to act in concert with any Person with respect to any Shares or other Securities, to the extent such agreement, arrangement, or concerted act would controvert, or otherwise be inconsistent in any material respect with, the provisions of this Agreement. The Company (as successor to Parkway) and TPG hereby agree that, as of the execution of this Agreement, the Stockholders Agreement, dated as of June 5, 2012, by and among TPG, TPG Manager and Parkway shall be deemed terminated, null and void, and no longer of any effect.

Section 4.3 Further Assurances. Each of TPG and the Company agrees to execute and deliver all such further documents and do all acts and things that from time to time may reasonably be required to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1 Amendment and Waiver. This Agreement may not be amended, except by an agreement in writing, executed by each of TPG and the Company, and compliance with any term of this Agreement may not be waived, except by an agreement in writing executed on behalf of the party against whom the waiver is intended to be effective. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of any such provision and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 5.2 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void, or otherwise unenforceable, all other provisions of this Agreement, to the extent permitted by Law, shall not be affected and shall remain in full force and effect. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

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Section 5.3 Entire Agreement. Except as otherwise expressly set forth herein, this Agreement and the Purchase Agreement, together with the agreements and other documents and instruments referred to herein, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersede and preempt any prior understandings, agreements, or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

Section 5.4 Successors and Assigns. Except as expressly set forth herein, neither this Agreement nor any of the rights or obligations of any party under this Agreement (including any rights under Article II and Article III hereof) may be assigned, in whole or in part (except by operation of Law), by either party without the prior written consent of the other party, and any such transfer or attempted transfer without such consent shall be null and void. This Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

Section 5.5 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be an original and all of which, when taken together, shall constitute one and the same agreement.

Section 5.6 Remedies.

(a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that each and every one of the covenants or agreements in this Agreement are not performed in accordance with their terms, and it is therefore agreed that, in addition to, and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order, or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically each and every one of the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b) All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such party.

Section 5.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first (1st) Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to the Company:

Cousins Properties Incorporated

191 Peachtree Street, Suite 500

Atlanta, Georgia 30303

Attention: General Counsel

Fax No.: (404) 407-1641

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy and David E. Shapiro

Fax No.: (212) 403-2000

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If to TPG:

c/o TPG Global, LLC

301 Commerce St, Suite 3300

Fort Worth, Texas 76102

Attn: General Counsel

Facsimile: (817) 871-4001

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: Carl P. Marcellino

Fax: (646) 728-1523

Section 5.8 Governing Law; Venue and Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to, or otherwise giving effect to, any body of Law or other rule that would cause or otherwise require the application of the Laws of any other jurisdiction.

(b) Any action or proceeding against either the Company or TPG relating in any way to this Agreement may be brought exclusively in the courts of the State of New York or (to the extent subject matter jurisdiction exists therefore) the United States District Court for the Southern District of New York, and each of the Company and TPG irrevocably submits to the jurisdiction of both such courts in respect of any such action or proceeding. Any actions or proceedings to enforce a judgment issued by one of the foregoing courts may be enforced in any jurisdiction.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH OF THE COMPANY AND TPG HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION, OR SUIT (WHETHER IN CONTRACT, TORT, OR OTHERWISE), INQUIRY, PROCEEDING, OR INVESTIGATION ARISING OUT OF, OR BASED UPON, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH OF THE COMPANY AND TPG ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTY THAT THIS SECTION 5.8(C) CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH IT IS RELYING, AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. THE COMPANY OR TPG MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 5.8(C) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 5.9 Third Party Benefits. Except for the provisions in Section 5.10, none of the provisions of this Agreement is for the benefit of, or shall be enforceable by, any third-party beneficiary.

Section 5.10 No Recourse Against Others. All claims, causes of action (whether in contract or in tort, in law or in equity, or granted by statute), obligations, or liabilities that may be based upon, be in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, performance or breach of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No

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Person who is not a Contracting Party, including any and all former, current or future directors, officers, employees, incorporators, members, general or limited partners, controlling persons, managers, management companies, equityholders, affiliates, agents, attorneys, or representatives of, and any and all former, current or future financial advisors or lenders to, any Contracting Party, and any and all former, current or future directors, officers, employees, incorporators, members, general or limited partners, controlling persons, managers, management companies, equityholders, affiliates, agents, attorneys, or representatives of, and any and all former, current or future financial advisors or lenders to, any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (the “Non-Recourse Parties”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement, or the negotiation, execution, performance, or breach of this Agreement; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such claims and causes of action against any such Non-Recourse Parties. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Non-Recourse Party, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the corporate, limited liability company or limited partnership veil, unfairness, undercapitalization, or otherwise, in each case in connection with, or related in any manner to this Agreement, or the negotiation, execution, performance, or breach of this Agreement; and (b) each Contracting Party disclaims any reliance upon any Non-Recourse Parties with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 5.11 Interpretation. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.12 Expenses. Except to the extent otherwise expressly provided herein, the Company shall reimburse TPG and its Affiliates, upon presentation of appropriate documentation, for all reasonable out-of-pocket expenses incurred by TPG and its Affiliates after the date hereof in connection with enforcement of this Agreement.

Section 5.13 Termination. Except to the extent otherwise expressly provided herein, this Agreement, and all of the rights and obligations set forth herein, shall terminate and be of no further force or effect in the event that (a) TPG and its Affiliates cease to Beneficially Own any shares of Common Stock, (b) the registration rights and obligations set forth in Article III (other than those set forth in Section 3.9) have terminated pursuant to Section 3.12 or (c) the transactions contemplated by the Merger Agreement are not consummated pursuant to the terms thereto. Notwithstanding anything herein to the contrary, this Agreement may not be revoked by any party prior to the Effective Date without the prior written consent of all parties hereto.

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IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement as of the date first written above.

COMPANY:

COUSINS PROPERTIES INCORPORATED

By:	/s/ Gregg D. Adzema
Name:	Gregg D. Adzema
Title:	Executive Vice President and Chief Financial Officer

Signature Page to Stockholders Agreement

TPG:

TPG VI PANTERA HOLDINGS, L.P.

By: TPG Genpar VI Delfir AIV, L.P., its general partner

By: TPG Genpar VI Delfir AIV Advisors, LLC, its general partner

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

TPG MANAGER:

TPG VI MANAGEMENT, LLC

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

Annex G

STOCKHOLDERS AGREEMENT

This STOCKHOLDERS AGREEMENT is entered into as of April 28, 2016, and will be effective as of the Closing (defined below) (the “Effective Date”), by and among TPG VI Pantera Holdings, L.P., a Delaware limited partnership (“TPG”), Cousins Properties Incorporated, a Georgia corporation (the “Company”) and, solely for purposes of Article III and related definitions, TPG VI Management, LLC, a Delaware limited liability company (the “TPG Manager”).

WHEREAS, pursuant to that certain Agreement and Plan of Merger by and among Parkway Properties, Inc., a Maryland corporation (“Parkway”), Parkway Properties, LP, a Delaware limited partnership, the Company, and Clinic Sub Inc., a Maryland corporation (“Merger Sub”), dated as of April 28, 2016 (as it may be amended, restated, or otherwise modified from time to time, and together with all exhibits, schedules, and other attachments thereto, the “Merger Agreement”), (i) Parkway will merge with and into Merger Sub, with Merger Sub continuing as the surviving corporation (the “Merger”) and (ii) TPG will receive approximately 38,467,638 shares of Common Stock of the Company in connection with the Merger (based on TPG’s ownership of 23,599,778 shares of common stock, par value $0.001 per share, of Parkway as of the date of the Merger Agreement), in each case subject to the terms and conditions of the Merger Agreement; and

WHEREAS, TPG and the Company desire to enter into this Agreement in order to generally set forth their respective rights and responsibilities, and to establish various arrangements and restrictions with respect to, among other things, (a) actions that may or may not be undertaken in respect of the shares of Common Stock Beneficially Owned by TPG, (b) the governance of the Company, (c) certain registration rights with respect to the Registrable Securities (as defined herein) and (d) other related matters with respect to the Company.

NOW, THEREFORE, in consideration of the premises set forth above and of the mutual representations, covenants, and obligations hereinafter set forth, and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

EFFECTIVENESS; DEFINITIONS

Section 1.1 Effectiveness of this Agreement. This Agreement shall become effective upon the Effective Date.

Section 1.2 Certain Defined Terms

As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, including, with respect to TPG, any Affiliated Fund of TPG; provided, however, that in no event shall (a) any of the portfolio companies in which TPG’s Affiliates have an investment, or (b) the Company, any of its subsidiaries, or any of the Company’s other controlled Affiliates be deemed to be Affiliates of TPG for purposes of this Agreement; and provided, further, that no investment bank that may employ or have as a partner a member of the Company Board shall be deemed to be an “Affiliate” of TPG for purposes of this Agreement.

“Affiliated Fund” means, in the case of TPG, each corporation, trust, limited liability company, general or limited partnership, or other Person with whom TPG is under common control or to which TPG or an Affiliate of TPG is the investment adviser.

“Agreement” means this Stockholders Agreement, as it may be amended, restated, or otherwise modified from time to time, together with all exhibits, schedules, and other attachments hereto.

“as-converted basis” means, with respect to the Company’s outstanding Common Stock, on a basis in which all shares of Common Stock issuable upon conversion, exchange or exercise of any other Security convertible into or exchangeable or exercisable for Common Stock, whether or not the convertible, exchangeable or exercisable Security is then convertible, exchangeable or exercisable by the holder, are assumed to be then outstanding.

“Beneficial Ownership” means, with respect to any Security, the ownership of such Security by any “Beneficial Owner,” as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that, in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meaning.

“Business Day” means any day that is not a Saturday, a Sunday, or any other day on which banks are required or authorized by Law to be closed in the City of New York, in the State of New York.

“Capital Stock” means, with respect to any Person at any time, any and all shares, interests, participations, or other equivalents (however designated, and whether voting or non-voting) of capital stock, partnership interests (whether general or limited), limited liability company membership interests, or equivalent ownership interests in, or issued by, such Person.

“Change of Control” means (i) a sale of all or substantially all of the direct or indirect assets of the Company (including by way of any reorganization, merger, consolidation or other similar transaction), (ii) a direct or indirect acquisition of Beneficial Ownership of Voting Securities of the Company by another Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), by means of any transaction or series of transactions (including any reorganization, merger, consolidation, joint venture, share transfer or other similar transaction), pursuant to which the stockholders of the Company immediately preceding such transaction or transactions collectively own, following the consummation of such transaction or transactions, less than fifty percent (50%) of the Voting Securities of the Company or the surviving entity, as the case may be, or (iii) the obtaining by any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of the power (whether or not exercised) to elect a majority of the members of the Company Board (or similar governing body) of the Corporation.

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Code” has the meaning set forth in Section 2.1(f).

“Committee” has the meaning set forth in Section 2.1(b).

“Common Stock” means the Common Stock of the Company, par value $1 per share.

“Company” has the meaning set forth in the Recitals hereto.

“Company Board” means the board of directors of the Company.

“Contracting Party” has the meaning set forth in Section 5.10.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two (2) or more Persons, means the possession, directly or indirectly, of the power to direct, or cause the direction of, the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract, or by any other means.

“Controlling Person” has the meaning set forth in Section 3.9(a).

“Convertible Securities” means any evidence of indebtedness, shares of Capital Stock (other than Common Stock) or other Securities (including Options) that are directly or indirectly convertible into, or otherwise exchangeable or exercisable for, Shares.

“Damages” has the meaning set forth in Section 3.9(a).

“DCR” has the meaning set forth in Section 2.2.

“Debt” means, with respect to the Company and its subsidiaries, all liabilities, including all obligations in respect of principal, accrued interest, penalties, fees and premiums, for (a) indebtedness for borrowed money (including principal and accrued interest), (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments (including principal and accrued interest), (c) “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) indebtedness for payments arising in respect of drawn letters of credit or bankers’ acceptances or secured by a purchase money mortgage or other lien to secure all or part of the purchase price of the property subject to such mortgage or lien, (e) liabilities and obligations under capital leases (determined in accordance with GAAP), and (f) indebtedness of third Persons which is directly or indirectly guaranteed by the Company or any of its subsidiaries.

“Demand Registration” has the meaning set forth in Section 3.2(a).

“Director” means, with respect to any Person, any member of the board of directors of such Person (other than any advisory, honorary or other nonvoting member of such board).

“DTC” has the meaning set forth in Section 3.8.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with all rules and regulations promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Full Cooperation” means, in connection with any Underwritten Offering, where, in addition to the cooperation otherwise required by this Agreement, members of senior management of the Company (including the chief executive officer and chief financial officer) fully cooperate with the underwriter(s) in connection with all reasonable and customary recommendations and requests of such underwriter(s), and make themselves available upon reasonable notice to participate in due diligence meetings or calls, “road-show” and other reasonable and customary marketing activities in such locations (domestic and foreign) as recommended by the underwriter(s).

“GAAP” means United States generally accepted accounting principles in effect as of the Effective Date.

“Holder” means TPG and any Permitted Transferee that becomes a Holder pursuant to Section 3.13, and solely for purposes of Article III and related definitions, the TPG Manager.

“Indemnified Party” has the meaning set forth in Section 3.9(c).

“Indemnifying Party” has the meaning set forth in Section 3.9(c).

“Law” means any statute, law, regulation, ordinance, rule, injunction, order, decree, directive, or any similar form of decision of, or determination by, any governmental or self-regulatory authority.

“Mailing Date” has the meaning set forth in Section 2.1(a).

“Merger” has the meaning set forth in the Recitals hereto.

“Merger Agreement” has the meaning set forth in the Recitals hereto.

“Merger Sub” has the meaning set forth in the Recitals hereto.

“Non-Private Equity Business” shall mean any business or investment of TPG and its Affiliates distinct from the private equity business of TPG and its Affiliates; provided, that such business or investment shall not be deemed to be distinct from such private equity business if and at such time that (a) any confidential information with respect to the Company and its subsidiaries is made available to investment professionals of TPG and its Affiliates who are not involved in the private equity business and who are involved in such other business or investment or (b) TPG or any of its Affiliates instructs any such business or investment to take any action that would violate any provision of this Agreement had such action been taken directly by TPG.

“Non-Recourse Party” has the meaning set forth in Section 5.10.

“Non-TPG Director” has the meaning set forth in Section 2.1(d).

“NYSE” means the New York Stock Exchange and any successor thereto.

“Options” means any options, warrants, or other rights to subscribe for, purchase, or otherwise acquire shares of Capital Stock of the Company (or any successor thereto).

“Permitted Issuance” means (a) any issuance of Capital Stock upon the exercise of Options outstanding as of the date of this Agreement and in accordance with their terms as in effect on the date of this Agreement, (b) any issuance, sale or authorization pursuant to the Company’s existing compensation arrangements for its directors, officers, employees, consultants and agents, (c) any issuance, sale or authorization pursuant to any future compensation arrangements for the Company’s directors, officers, employees, consultants and agents that are approved by the Company’s Compensation Committee and (d) any issuance, sale or placement of Capital Stock as consideration in any acquisition transaction, including any Change of Control, that has been approved by the Company Board.

“Permitted Transferee” has the meaning set forth in Section 3.13.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, or other entity or organization, including any governmental authority.

“Parkway” has the meaning set forth in the Recitals hereto.

“Piggyback Registration” has the meaning set forth in Section 3.3(a).

“Registrable Securities” means at any time, the shares of Common Stock held beneficially or of record by any of the Holders, including shares of Common Stock acquired by way of a dividend, stock split, recapitalization, plan of reorganization, merger, sale of assets or otherwise. Registrable Securities shall continue to be Registrable Securities until (x) they are sold pursuant to an effective Registration Statement under the

Securities Act or (y) they may be sold by their Holder without registration under the Securities Act pursuant to Rule 144 (or any similar provision then in force) without limitation thereunder on volume or manner of sale or other restrictions under Rule 144.

“Registration Expenses” has the meaning set forth in Section 3.4.

“Registration Statement” means any registration statement filed by the Company under the Securities Act that covers any of the Registrable Securities, including a prospectus, amendment and supplements thereto, and all exhibits and material incorporated by reference therein.

“Rule 144” means Rule 144 promulgated under the Securities Act or any successor federal statute, rules, or regulations thereto, and in the case of any referenced section of any such statute, rule, or regulation, any successor section thereto, collectively as from time to time amended and in effect.

“SEC” means the Securities and Exchange Commission.

“Securities” means Capital Stock, limited partnership interests, limited liability company interests, beneficial interests, warrants, Options, restricted stock units, notes, bonds, debentures, and other securities, equity interests, ownership interests and similar obligations of every kind and nature of any Person.

“Securities Act” means the Securities Act of 1933 or any successor federal statute, and the rules and regulations of the SEC thereunder, and in the case of any referenced section of any such statute, rule or regulation, any successor section thereto, collectively and as from time to time amended and in effect.

“Shares” means (a) all shares of the Capital Stock of the Company originally issued to, or issued with respect to shares originally issued to, or held by, a stockholder of the Company, whenever issued, including all shares of the Company issued upon the exercise, conversion, or exchange of any Convertible Securities and (b) all Convertible Securities originally granted or issued to, or held by, any stockholder (treating such Convertible Securities as a number of shares equal to the number of shares of the Company for which such Convertible Securities may be converted or exercised, for all purposes of this Agreement, except as otherwise set forth herein).

“Suspension Notice” has the meaning set forth in Section 3.7(a).

“TPG” has the meaning set forth in the Recitals hereto.

“TPG Manager” has the meaning set forth in the Recitals hereto.

“TPG Nominated Director” has the meaning set forth in Section 2.1(a).

“Underwriters’ Maximum Number” means, for any Demand Registration or Piggyback Registration, that number of securities to which such registration should, in the opinion of the managing underwriter(s) of such registration, in light of marketing factors, be limited.

“Underwritten Offering” has the meaning set forth in Section 3.2(b).

“Voting Securities” means at any time shares of any class of Capital Stock or other Securities of the Company that are then entitled to vote generally in the election of Directors and not solely upon the occurrence and during the continuation of certain specified events, and any Convertible Securities that may be converted into, exercised for, or otherwise exchanged for such shares of Capital Stock.

Section 1.3 Other Definitional Provisions. When used in this Agreement, the words “hereof,” “herein,” and “hereunder,” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article and Section references are to this Agreement unless otherwise specified. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

ARTICLE II

GOVERNANCE

Section 2.1 TPG’s Representation on Company Board.

(a) On the Closing Date, the Company shall promptly cause one (1) person designated by TPG to be appointed to the Company Board in the manner provided in the Company’s governing documents for filling vacancies on the Company Board; provided, that, to the extent TPG has not designated one (1) such person before Closing, the Company shall promptly cause the person to be appointed to the Company Board when such person is designated by TPG. Following the Effective Date, subject to Section 2.1(f), for any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board, (i) so long as TPG, together with its Affiliates, Beneficially Owns as of the date of mailing of the Company’s definitive proxy statement in connection with such meeting (the “Mailing Date”) at least five percent (5%) of the outstanding Common Stock on an as-converted basis, the Company shall include one (1) person designated by TPG as a member of the slate of Company Board nominees proposed by the Company Board for election by the Company’s stockholders and, subject to the Company Board’s fiduciary duties, shall recommend that the Company’s stockholders vote in favor of the election of such nominee, and (ii) if TPG, together with its Affiliates, Beneficially Owns as of the Mailing Date less than five percent (5%) of the outstanding Common Stock on an as-converted basis, the Company shall not be required to include any persons designated by TPG as members of the slate of Company Board nominees. The member of the Company Board nominated or elected pursuant to this Section 2.1(a) is referred to herein as the “TPG Nominated Director.” The Company Board shall not withdraw any nomination or, subject to the Company Board’s fiduciary duties, recommendation required under this Section 2.1(a), unless TPG delivers to the Company Board a written request for such withdrawal. Further, (i) for any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board, the Company Board shall not nominate, in the aggregate, a number of nominees greater than the number of members of the Company Board, (ii) subject to the Company Board’s fiduciary duties, the Company Board shall not recommend the election of any other person to a position on the Company Board for which the TPG Nominated Director has been nominated, and (iii) the Company shall use commercially reasonable efforts to cause the TPG Nominated Director to be elected to the Company Board. If elected to the Company Board, the TPG Nominated Director will hold his or her office as a member of the Company Board for such term as is provided in the articles of incorporation and bylaws of the Company, or until his or her death, resignation or removal from the Company Board or until his or her successor has been duly elected and qualified in accordance with the provisions of this Agreement, the articles of incorporation and bylaws of the Company, and applicable Law.

(b) On the Closing Date, the Company shall promptly cause the TPG Nominated Director to be appointed (i) to the committee of the Company Board called the Investment Committee (the “Investment Committee”) and (ii) to the committee of the Company Board called the Compensation, Succession, Nominating and Governance Committee (the “Compensation Committee” and together with the Investment Committee, each a “Committee”); provided, that, to the extent TPG has not designated the TPG Nominated Director before Closing, the Company shall promptly cause such person to be appointed to the Committees when such person is designated by TPG. Following such appointment(s), so long as TPG has the right to designate the TPG Nominated Director pursuant to Section 2.1(a) the Company Board shall cause the TPG Nominated Director designated by TPG to serve on the Committees. For so long as TPG has the right to designate the TPG

Nominated Director to serve on the Committees, (x) the Company Board shall maintain a committee called the Investment Committee and a committee called the Compensation Committee and (y) each Committee may only take action with the affirmative vote of at least a majority of its members.

(c) If TPG no longer has the right to appoint the TPG Nominated Director pursuant to Section 2.1(a), TPG shall cause the TPG Nominated Director to resign from any Committees on which such TPG Nominated Director serves effective as of the date that is the earlier of the end of such TPG Nominated Director’s term and six months from the date on which TPG’s Beneficial Ownership fell below the applicable percentage. If TPG no longer has the right to appoint the TPG Nominated Director pursuant to Section 2.1(a), the number of directors that TPG shall be entitled to designate for nomination or appointment at any meeting (or consent in lieu of a meeting) of the Company’s stockholders for the election of members of the Company Board or any Committee thereof shall forever be reduced to zero (even if TPG or its Affiliates shall subsequently acquire additional shares of Common Stock). The TPG Nominated Director resigning as a result of the preceding sentence shall resign as of the date that is the earlier of the end of the TPG Nominated Director’s term and six (6) months from the date on which TPG’s Beneficial Ownership fell below the applicable percentage. In addition, TPG shall cause the TPG Nominated Director to resign promptly from the Company Board and any Committees on which the TPG Nominated Director serves if the TPG Nominated Director, as determined by the Company Board in good faith after consultation with outside legal counsel, (i) is prohibited or disqualified from serving as a director of the Company or a member of any such Committees under any rule or regulation of the SEC, the NYSE or by applicable Law, (ii) has engaged in acts or omissions constituting a breach of the TPG Nominated Director’s duty of loyalty to the Company and its stockholders, (iii) has engaged in acts or omissions that involve intentional misconduct or an intentional violation of Law or (iv) has engaged in any transaction involving the Company from which the TPG Nominated Director derived an improper personal benefit that was not disclosed to the Company Board prior to the authorization of such transaction; provided, however, that, subject to the limitations set forth in Section 2.1(a) and Section 2.1(b), TPG shall have the right to replace such resigning TPG Nominated Director with a new TPG Nominated Director, such newly named TPG Nominated Director to be appointed promptly to the Company Board in place of the resigning TPG Nominated Director in the manner set forth in the Company’s governing documents for filling vacancies on the Company Board. Nothing in this paragraph (c) or elsewhere in this Agreement (except Section 2.1(e)) shall confer any third-party beneficiary or other rights upon any person designated hereunder as a TPG Nominated Director, whether during or after such person’s service on the Company Board.

(d) For so long as TPG has the right to designate the TPG Nominated Director for nomination to the Company Board pursuant to Section 2.1(a) above, the Company Board shall (i) fill vacancies created by reason of death, removal or resignation of the TPG Nominated Director promptly upon request by TPG and only as directed by TPG, subject to the terms and conditions set forth in Section 2.1(a) above and Sections 2.1(f) and 2.1(g) below, and (ii) fill vacancies created by reason of death, removal or resignation of any director who is not a TPG Nominated Director (a “Non-TPG Director”) promptly upon request by the Non-TPG Directors and only as directed by the Non-TPG Directors; provided, however, that any such director designated by the Non-TPG Directors shall, as a condition precedent to his or her nomination, meet each of the requirements set forth in clauses (i) – (iv) of Section 2.1(f) below (it being understood that, for the purposes hereof, the word “TPG” appearing in clause (i) thereof shall be replaced with the words “the Non-TPG Directors”), other than, in the case of any non-independent or management director, the requirements of clause (iii) thereof. Further, for so long as TPG has the right to designate the TPG Nominated Director for appointment to any Committee pursuant to Section 2.1(b) above, the Company Board shall appoint and remove the TPG Nominated Director as members of any such Committee promptly upon request by TPG and only as directed by TPG, and shall fill vacancies created by reason of death, removal or resignation of the TPG Nominated Director promptly upon request by TPG and only as directed by TPG, subject to the terms and conditions set forth in Section 2.1(b) and 2.1(c) above and Sections 2.1(f) and 2.1(g) below. So long as TPG has promptly named a replacement, following any death, removal or resignation of the TPG Nominated Director, and prior to any the appointment of such replacement in accordance with this Agreement, the Company Board agrees not to authorize or take, and agrees to cause each Committee not to authorize or take, any action that would otherwise require the consent of a TPG Nominated Director until such time as such newly named TPG Nominated Director has been so appointed to the Company Board or such Committee.

(e) Each TPG Nominated Director that is elected to the Company Board shall be indemnified by the Company and its subsidiaries, if applicable, in connection with his or her service as a member of the Company Board or any Committee to the fullest extent permitted by Law and will be exculpated from liability for damages to the fullest extent permitted by Law. Without limiting the foregoing in this Section 2.1(e), each TPG Nominated Director who is elected to the Company Board shall be entitled to receive from the Company and its subsidiaries, if applicable, the same insurance coverage in connection with his or her service as a member of the Company Board and any Committee as is provided for each of the other members of the Company Board or Committee, as applicable.

(f) TPG shall only designate a person to be a TPG Nominated Director (i) who TPG believes in good faith has the requisite skill and experience to serve as a director of a publicly-traded company, (ii) who is not prohibited from or disqualified from serving as a director of the Company pursuant to any rule or regulation of the SEC, the NYSE or applicable Law, (iii) who meets the independence standards set forth in Section 303A.02(b) of the NYSE Listed Company Manual and (iv) with respect to which no event required to be disclosed pursuant to Item 401(f) of Regulation S-K of the 1934 Act has occurred. Notwithstanding anything to the contrary in this Section 2.1, the parties hereto agree that members of the Company Board shall retain the right to object to the nomination, election or appointment of any TPG Nominated Director for service on the Company Board or any Committee if the members of the Company Board determine in good faith, after consultation with outside legal counsel, that such TPG Nominated Director fails to meet the criteria set forth above or, with respect to any TPG Nominated Director to be appointed to the Company’s Audit Committee or Compensation Committee, any other rule or regulation of the SEC, the NYSE or applicable Law that applies to members of a company’s audit committee, governance committee or compensation committee (including for purposes of Section 16 of the Exchange Act and Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”)). In the event that the members of the Company Board object to the nomination, election or appointment of any TPG Nominated Director to the Company Board or any Committee pursuant to the terms of this Section 2.1(f), the Company Board shall nominate or appoint, as applicable, another individual designated by TPG as the TPG Nominated Director nominated for election to the Company Board or appointed to the Committee, as applicable, that meets the criteria set forth in this Section 2.1(f) and Section 2.1(g).

(g) Notwithstanding anything to the contrary in this Section 2.1, nothing shall prevent the Company Board from acting in accordance with its fiduciary duties or applicable Law or stock exchange requirements. The Company Board shall have no obligation to nominate, elect or appoint any TPG Nominated Director if such nomination, election or appointment would violate applicable Law or NYSE requirements or result in a breach by the Company Board of its fiduciary duties to its stockholders; provided, however, that the foregoing shall not affect the right of TPG to designate an alternative individual as the TPG Nominated Director nominated for election to the Company Board or appointed to the Committee, as applicable, subject to the other terms, conditions and provisions in this Article II.

(h) For purposes of calculating the Beneficial Ownership of the Company’s outstanding Common Stock owned by TPG and its Affiliates on an as-converted basis pursuant to this Article II, to the extent shares of the Company’s Capital Stock are issued or become issuable under any outstanding equity award, the vesting of which remains contingent on the satisfaction of any performance goals under such award that have yet to be achieved (and whether or not such goals are deemed to be satisfied as a result of the transactions contemplated by the Merger Agreement), such shares shall be deemed to be not outstanding and shall be excluded from the denominator in such calculation.

(i) The rights of TPG set forth in this Section 2.1 shall be in addition to, and not in limitation of, such voting rights that TPG may otherwise have as a holder of capital stock of the Company, subject to Section 4.1 below.

ARTICLE III

REGISTRATION RIGHTS

Section 3.1 Registration at Closing. The Company shall file, within thirty (30) days of Closing, a Registration Statement registering for sale all of the Registrable Securities held by the Holders and shall use commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable thereafter (and remain effective until the completion of the distribution contemplated thereby) and to file a final prospectus relating thereto. The plan of distribution set forth in the prospectus included in the Registration Statement shall include such methods of distribution as reasonably requested by the Holders. For the avoidance of doubt, such registration shall not be deemed a “Demand Registration” for purposes of the limitations set forth in Section 3.2(a).

Section 3.2 Demand Registration.

(a) Subject to the provisions hereof, at any time on or after the date that is 180 days after the Closing Date, the Holders of a majority of Registrable Securities shall have the right to require the Company to file a Registration Statement registering for sale all or part of their respective Registrable Securities under the Securities Act (a “Demand Registration”) by delivering a written request therefor to the Company (i) specifying the number of Registrable Securities to be included in such registration by such Holder or Holders, (ii) specifying whether the intended method of disposition thereof is pursuant to an Underwritten Offering (as defined below), and (iii) containing all information about such Holder required to be included in such Registration Statement in accordance with applicable Law. As soon as practicable after the receipt of such demand, the Company shall (x) promptly notify all Holders from whom the request for registration has not been received and (y) use reasonable best efforts to effect such registration (including, without limitation, appropriate qualification under applicable blue sky or other state securities Laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) of the Registrable Securities that the Company has been so requested to register; provided, however, that (i) the Holders shall not make a request for a Demand Registration under this Section 3.2(a) for Registrable Securities having an anticipated aggregate offering price of less than $5,000,000, (ii) the Holders will not be entitled to require the Company to effect more than three (3) Demand Registrations in the aggregate under this Agreement, and (iii) the Company will not be obligated to effect more than one (1) Demand Registration in any six (6) month period.

(b) The offering of the Registrable Securities pursuant to such Demand Registration may be in the form of an underwritten public offering (an “Underwritten Offering”). In such case, (i) the Company may designate the managing underwriter(s) of the Underwritten Offering, provided that such Holders may designate a co-managing underwriter to participate in the Underwritten Offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed and (ii) the Company shall (together with the Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form for underwriting agreements for firm commitment offerings of equity securities with the managing underwriter(s) proposing to distribute their securities through such Underwritten Offering, which underwriting agreement shall have indemnification provisions in substantially the form as set forth in Section 3.9 of this Agreement; provided, that (i) the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the underwriter(s) shall also be made to and for the benefit of the Holders proposing to distribute their securities through the Underwritten Offering, (ii) no Holder shall be required to make any representations and warranties to, or agreements with, any underwriter in a registration other than customary representations, warranties and agreements and (iii) the liability of each Holder in respect of any indemnification, contribution or other obligation of such Holder arising under such underwriting agreement (a) shall be limited to losses arising out of or based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, incorporated document or other such disclosure document or other document or report, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder expressly for inclusion therein and (b) shall not in any event, absent fraud or intentional misrepresentation, exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters’ discounts and commissions) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such Underwritten Offering. No Holder may participate in any such Underwritten Offering unless such Holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement. The Company shall not be obligated to effect or participate (a) more than two (2) Underwritten Offerings in any twelve (12) month period, and (b) in any Underwritten Offering during any lock-up period required by the underwriter(s) in any prior underwritten offering conducted by the Company on its own behalf or on behalf of the Holders.

(c) If, in connection with an Underwritten Offering, the managing underwriter(s) advise the Company that in its or their reasonable opinion the number of securities proposed to be included in such registration exceeds the Underwriters’ maximum number, then (i) the Company shall so advise all Holders of Registrable Securities to be included in such Underwritten Offering and (ii) the Company will be obligated and required to include in such Underwritten Offering only that number of Registrable Securities requested by the Holders thereof to be included in such registration that does not exceed such Underwriters’ maximum number, such Registrable Securities to be allocated pro rata among the Holders thereof on the basis of the number of Registrable Securities requested to be included therein by each such Holder. No shares of Common Stock held by any Person other than Registrable Securities held by the Holders shall be included in a Demand Registration without the prior written consent of the holders of a majority in interest of the Registrable Securities.

(d) A registration will not be deemed to have been effected as a Demand Registration unless the Registration Statement relating thereto has been declared effective by the SEC, at least 75% of the Registrable Securities requested to be included in the registration by the Holders are included in such registration, and the Company has complied in all material respects with its obligations under this Agreement with respect thereto; provided, however, that if, after it has become effective, (i) such Registration Statement or the related offer, sale or distribution of Registrable Securities thereunder is or becomes the subject of any stop order, injunction or other order or requirement of the SEC or any other governmental or administrative agency, or if any court prevents or otherwise limits the sale of the Registrable Securities pursuant to the registration, and in each case less than all of the Registrable Securities covered by the effective Registration Statement are actually sold by the selling Holder or Holders pursuant to the Registration Statement, or (ii) if, in the case of an Underwritten Offering, the Company fails to provide Full Cooperation, then such registration will be deemed not to have been effected for purposes of clause (ii) of the proviso to Section 3.2(a). If (i) a registration requested pursuant to this Section 3.2 is deemed not to have been effected as a Demand Registration or (ii) the registration requested pursuant to this Section 3.2 does not remain continuously effective until forty-five (45) days after the commencement of the distribution by the Holders of the Registrable Securities covered by such registration, then the Company shall continue to be obligated to effect a Demand Registration pursuant to this Section 3.2 of the Registrable Securities included in such registration. In circumstances not including the events described in the immediately two preceding sentences of this Section 3.2(d), each Holder of Registrable Securities shall be permitted voluntarily to withdraw all or any part of its Registrable Securities from a Demand Registration at any time prior to the commencement of marketing of such Demand Registration, provided that such registration nonetheless shall count as a Demand Registration for purposes of clause (ii) of the proviso to Section 3.2(a).

Section 3.3 Piggyback Registration.

(a) At any time after the one (1) year anniversary of the Closing Date (as defined in the Purchase Agreement), if (and on each occasion that) the Company proposes to register any of its securities under the Securities Act (other than pursuant to Section 3.1 or Section 3.2) for the account of any of its security holders and such registration permits the inclusion of the Registrable Securities (each such registration not withdrawn or abandoned prior to the effective date thereof being herein referred to as a “Piggyback Registration”), the Company shall give written notice to all Holders of such proposal promptly, but in no event later than ten (10) Business Days prior to the anticipated filing date.

(b) Subject to the provisions contained in paragraphs (a) and (c) of this Section 3.3 and in the last sentence of this paragraph (b), the Company will be obligated and required to include in each Piggyback Registration such Registrable Securities as requested in a written notice from any Holder delivered to the Company no later than five (5) Business Days following delivery of the notice from the Company specified in Section 3.3(a). The Holders of Registrable Securities shall be permitted to withdraw all or any part of their shares from any Piggyback Registration at any time on or before the fifth (5th) Business Day prior to the planned effective date of such Piggyback Registration, except as otherwise provided in any written agreement with the Company’s underwriter(s) establishing the terms and conditions under which such Holders would be obligated to sell such securities in such Piggyback Registration. The Company may terminate or withdraw any Piggyback Registration prior to the effectiveness of such registration, whether or not the Holders have elected to include Registrable Securities in such registration.

(c) If a Piggyback Registration is an Underwritten Offering on behalf of a holder of Company securities other than Holders, and the managing underwriter(s) advise the Company that in its or their reasonable opinion the number of securities proposed to be included in such registration exceeds the Underwriters’ Maximum Number, then the Company shall include in such registration (i) first, the number of securities requested to be included therein by the Holder(s) originally requesting such registration, (ii) second, the number of securities requested to be included therein by all Holders who have requested registration of Registrable Securities in accordance with Section 3.3(a), pro rata on the basis of the aggregate number of Registrable Securities requested to be included by each such Holder and (iii) third, any other securities that have been requested to be so included by any other person.

(d) In any Piggyback Registration that is an Underwritten Offering, the Company shall have the right to select the managing underwriter(s) for such registration.

(e) The Company shall not grant to any Person the right to request the Company to register any shares of Company securities in a Piggyback Registration unless such rights are consistent with the provisions of this Section 3.3.

Section 3.4 Registration Expenses. In connection with registrations pursuant to Section 3.1, Section 3.2 or Section 3.3 hereof, the Company shall pay all of the costs and expenses incurred in connection with the registrations thereunder (the “Registration Expenses”), including all (a) registration and filing fees and expenses, including, without limitation, those related to filings with the SEC, (b) fees and expenses of compliance with state securities or blue sky Laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (c) reasonable processing, duplicating and printing expenses, including expenses of printing prospectuses reasonably requested by any Holder, (d) of the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any liability insurance and the expense of any annual audit or quarterly review), (e) fees and expenses incurred in connection with listing the Registrable Securities for trading on a national securities exchange, (f) fees and expenses in connection with the preparation of the registration statement and related documents covering the Registrable Securities, (g) fees and expenses, if any, incurred with respect to any filing with FINRA, (h) any documented out-of-pocket expenses of the underwriter(s) incurred with the approval of the Company, (i) the cost of providing any CUSIP or other identification numbers for the Registrable Securities, (j) fees and expenses and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including, without limitation, the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested), (k) fees and expenses of any special experts retained by the Company in connection with such registration, and (l) reasonable and documented fees and expenses of one firm of counsel for the Holders to be selected by the Holders of a majority of the Registrable Securities to be included in such registration (“Holders’ Counsel”); provided, however, that the Company shall reimburse the Holders for the reasonable and documented fees and disbursements one, but not more than one, additional counsel retained by any Holder for the purpose of rendering any opinion required by the Company or the managing underwriter(s) to be rendered on behalf of such Holder in connection with any Demand Registration. Other than as provided in the foregoing sentence, the Company shall have no obligation to pay any out-of-pocket expenses of the Holders relating to the registrations effected pursuant to this Agreement. Notwithstanding the foregoing, Holders shall be responsible, on a pro rata basis based on the number of Registrable Securities included in the applicable registered offering by each such Holder, for any underwriting discounts and commissions attributable to the sale of Registrable Securities pursuant to a Registration Statement. The obligation of the Company to bear the expenses described in this Section 3.4 and to pay or reimburse the Holders for the expenses described in this Section 3.4 shall apply irrespective of whether any sales of Registrable Securities ultimately take place.

Section 3.5 Registration Procedures. In the case of each registration effected by the Company pursuant to this Agreement, the Company shall keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. In connection with any such registration:

(a) The Company will, as soon as reasonably practicable (and in any event, within 90 days) after its receipt of the request for registration under Section 3.2(a), prepare and file with the SEC a Registration Statement on Form S-1, Form S-3 or another appropriate Securities Act form reasonably acceptable to the Holders, and use reasonable best efforts to cause such Registration Statement to become and remain effective until the completion of the distribution contemplated thereby.

(b) The Company will (i) promptly prepare and file with the SEC such amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for as long as such registration is required to remain effective pursuant to the terms hereof, (ii) cause the prospectus to be supplemented by any required prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act, and (iii) comply with the provisions of the Securities Act applicable to it with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement or supplement to the prospectus.

(c) The Company will, at least ten (10) days prior to filing a Registration Statement or at least five (5) days prior to filing a prospectus or any amendment or supplement to such Registration Statement or prospectus, furnish to (i) each Holder of Registrable Securities covered by such Registration Statement, (ii) Holders’ Counsel and (iii) each underwriter of the Registrable Securities covered by such Registration Statement, copies of such Registration Statement and each amendment or supplement as proposed to be filed, together with any exhibits thereto, which documents will be subject to reasonable review and comment by each of the foregoing Persons within five (5) days after delivery, and thereafter, furnish to such Holders, Holders’ Counsel and the underwriter(s), if any, such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents or information as such Holder, Holders’ Counsel or the underwriter(s) may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the plan of distribution set forth in the prospectus included in the Registration Statement; provided, however, that notwithstanding the foregoing, if the Company intends to file any prospectus, prospectus supplement or prospectus sticker that does not make any material changes in the documents already filed, then Holders’ Counsel will be afforded such opportunity to review such documents prior to filing consistent with the time constraints involved in filing such document, but in any event no less than one (1) day.

(d) The Company will promptly notify each Holder of any stop order issued or threatened by the SEC and, if entered, use reasonable best efforts to prevent the entry of such stop order or to remove it as soon as reasonably possible.

(e) On or prior to the date on which the Registration Statement is declared effective, the Company shall use reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky Laws of such jurisdictions as any Holder reasonably requests and do any and all other lawful acts and things which may be reasonably necessary or advisable to enable the Holders to consummate the disposition in such jurisdictions of such Registrable Securities, and use commercially reasonable efforts to keep each such registration or qualification (or exemption therefrom) effective during the period which the Registration Statement is required to be kept effective; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (e), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction.

(f) The Company will notify each Holder, Holders’ Counsel and the underwriter(s) promptly and (if requested by any such Person) confirm such notice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or prospectus or for additional information to be included in any Registration Statement or prospectus or otherwise, (iii) of the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or blue sky Laws or the initiation of any proceedings for that purpose, and (iv) of the happening of any event that requires the making of any changes in a Registration Statement or related prospectus or any document incorporated or deemed to be incorporated by reference therein so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements in the Registration Statement and prospectus not misleading in light of the circumstances in which they were made; and, as promptly as practicable thereafter, prepare and file with the SEC and furnish a supplement or amendment to such prospectus so that, as thereafter deliverable to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Holder hereby agrees to keep any disclosures under subsection (iv) above confidential until such time as a supplement or amendment is filed.

(g) The Company will furnish customary closing certificates and other deliverables to the underwriter(s) and the Holders and enter into customary agreements satisfactory to the Company (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities.

(h) The Company will make available for inspection by any underwriter participating in any disposition pursuant to a Registration Statement, and any attorney, accountant or other agent retained by any such seller or underwriter (in each case after reasonable prior notice and at reasonable times during normal business hours and without unnecessary interruption of the Company’s business or operations), all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with the Registration Statement.

(i) The Company, during the period when the prospectus is required to be delivered under the Securities Act, promptly will file all documents required to be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

(j) The Company shall use reasonable best efforts to cause all Registrable Securities registered pursuant to the terms hereof to be listed on each national securities exchange on which the Common Stock of the Company is then listed.

(k) The Company shall use commercially reasonable efforts to cooperate and assist in obtaining of all necessary approvals from FINRA, if any.

(l) The Company shall provide a transfer agent and registrar for the Registrable Securities not later than the effective date of such Registration Statement.

(m) If requested, the Company shall furnish to each Holder a copy of all documents filed with and all correspondence from or to the SEC in connection with the offering of Registrable Securities.

(n) The Company otherwise shall use its reasonable best efforts to comply with all applicable rules and regulations of the SEC.

(o) The Company shall furnish to any requesting underwriter in an Underwritten Offering, addressed to such underwriter, (i) an opinion of the Company’s counsel (which may be the Company’s General Counsel), dated the date of closing of the sale of any Registrable Securities thereunder, as well as a consent to be named in the Registration Statement or any prospectus thereto, and (ii) comfort letters and consent to be named in the Registration Statement or any prospectus relating thereto signed by the Company’s independent public accountants who have examined and reported on the Company’s financial statements included in the Registration Statement, in each case covering substantially the same matters with respect to the Registration Statement (and the prospectus included therein) and (in the case of the accountants’ comfort letters) with respect to events subsequent to the date of the financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ comfort letters delivered to the underwriters in underwritten public offerings of securities, to the extent that the Company is required to deliver or cause the delivery of such opinion or comfort letters to the underwriters in an Underwritten Offering.

(p) In connection with each Demand Registration, the Company shall cause there to occur Full Cooperation.

For purposes of Section 3.5(a) and Section 3.5(b), the period of distribution of Registrable Securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Securities in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Securities covered thereby and one hundred twenty (120) days after the effective date thereof.

Section 3.6 Holders’ Obligations. The Company may require each Holder to promptly furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration, including all such information as may be requested by the SEC. Each Holder agrees that, notwithstanding the provisions of Section 3.7 hereof, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.5(f) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.5(f) hereof, and, if so directed by the Company, such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession and retained solely in accordance with record retention policies then-applicable to such Holder, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective by the number of days during the period from and including the date of the giving of notice pursuant to Section 3.5(f) hereof to the date when the Company shall make available to the Holders a prospectus supplemented or amended to conform with the requirements of Section 3.5(f) hereof.

Section 3.7 Blackout Provisions.

(a) Notwithstanding anything in this Agreement to the contrary, by delivery of written notice to the participating Holders (a “Suspension Notice”) stating which one or more of the following limitations shall apply to the addressee of such Suspension Notice, the Company may (i) postpone effecting a registration under this Agreement, or (ii) require such addressee to refrain from disposing of Registrable Securities under the registration, in either case for a period of no more than forty-five (45) consecutive days from the delivery of such Suspension Notice (which period may not be extended or renewed). The Company may postpone effecting a registration or apply the limitations on dispositions specified in clause (ii) of this Section 3.7(a) if (x) the Company Board, in good faith, determines that such registration or disposition would materially impede, delay or interfere with any material transaction then pending or proposed to be undertaken by the Company or any of its subsidiaries, or (y) the Company in good faith determines that the Company is in possession of material non-public information the disclosure of which during the period specified in such notice the Company Board, in good faith, reasonably believes would not be in the best interests of the Company; provided that the Company may not take any actions pursuant to this Section 3.7(a) for a period of time in excess of ninety (90) days in the aggregate in any twelve (12)-month period.

(b) If the Company shall take any action pursuant to clause (ii) of Section 3.7(a) with respect to any participating Holder in a period during which the Company shall be required to cause a Registration Statement to remain effective under the Securities Act and the prospectus to remain current, such period shall be extended for such Person by one (1) day beyond the end of such period for each day that, pursuant to Section 3.7(a), the Company shall require such Person to refrain from disposing of Registrable Securities owned by such Person.

Section 3.8 Exchange Act Registration. The Company will use its reasonable best efforts to timely file with the SEC such information as the SEC may require under Section 13(a) or Section 15(d) of the Exchange Act, and the Company shall use its reasonable best efforts to take all action as may be required as a condition to the availability of Rule 144 or Rule 144A under the Securities Act with respect to its Common Stock. The Company shall furnish to any holder of Registrable Securities forthwith upon request such reports and documents as a holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a holder to sell any such Registrable Securities without registration to the extent that such reports or documents are not publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system or any successor system thereto. Certificates evidencing Registrable Securities shall not contain any legend at such time as a Holder has provided reasonable evidence to the Company (including any customary broker’s or selling stockholder’s letters but expressly excluding an opinion of counsel other than with respect to clauses (d) or (e) below), that (a) there has been a sale of such Registrable Securities pursuant to an effective registration statement, (b) there has been a sale of such Registrable Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (c) such Registrable Securities are then eligible for sale under Rule 144(b)(i), (d) in connection with a sale, assignment or other transfer (other than under Rule 144), upon request of the Company, such Holder provides the Company with an opinion of counsel to such Holder, in a reasonably acceptable form, to the effect that such sale, assignment or transfer of the Registrable Securities may be made without registration under the applicable requirements of the Securities Act or (e) such legend is not required under applicable requirements of the Securities Act (including controlling judicial interpretations and pronouncements issued by the SEC). Following such time as restrictive legends are not required to be placed on certificates representing Registrable Securities pursuant to the preceding sentence, the Company will, no later than three (3) Business Days following the delivery by a Holder to the Company or the Company’s transfer agent of a certificate representing Registrable Securities containing a restrictive legend and the foregoing evidence (and opinion if applicable), deliver or cause to be delivered to such Holder a certificate representing such Registrable Securities that is free from all restrictive and other legends or credit the balance account of such Holder’s or such Holder’s nominee with the Depository Trust Company (the “DTC”) (if DTC is then offered by the Company and its transfer agent) with a number of shares of Common Stock equal to the number of shares of Common Stock represented by the certificate so delivered by such Holder.

Section 3.9 Indemnification.

(a) Indemnification by the Company. The Company agrees, notwithstanding the termination of this Agreement, to indemnify and hold harmless, to the fullest extent permitted by Law, each Holder and each of its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, managing members, general and limited partners, officers, directors, employees and agents of such controlling Person (each, a “Controlling Person”), from and against any and all losses, claims, damages, settlement amounts (only if the Company consented in writing to the settlement, which consent shall not be unreasonably withheld), liabilities, reasonable attorneys’ fees, costs and expenses of investigating and defending any such claim (collectively, “Damages”) and any action in respect thereof to which such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and any such Controlling Persons may become subject to under the Securities Act or otherwise, but only insofar as such Damages (or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus of the Company (or any amendment or supplement thereto) or any preliminary prospectus of the Company, or arise out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, except insofar as the same are based upon information furnished in writing to the Company by such Holder or any of its managers, members, managing members, general partners, officers, directors, employees, agents and Controlling Persons expressly for use therein, and, consistent with and subject to the foregoing, shall reimburse such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, and each such Controlling Person for any legal and other expenses reasonably incurred by such Holder, its managers, members, managing members, general and limited partners, officers, directors, employees and agents, or any such Controlling Person in investigating or defending or preparing to defend against any such Damages or proceedings. In addition to the indemnity contained herein, the Company will reimburse each Holder for its reasonable out-of-pocket legal and other expenses (including the reasonable out-of-pocket cost of any investigation, preparation and travel in connection therewith) as incurred in connection therewith, as promptly as practicable after such expenses are incurred and invoiced.

(b) Indemnification by the Holder. The Holders agree, severally and not jointly, to indemnify and hold harmless the Company, its officers, directors, employees and agents and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, managing members, general and limited partners, officers, directors, employees and agents of such controlling Person, to the same extent as the foregoing indemnity from the Company to the Holders, but only with respect to information related to the Holders, or their plan of distribution, furnished in writing by the Holders or any of their managers, members, managing members, general partners, officers, directors, employees, agents and Controlling Persons to the Company expressly for use in any Registration Statement or prospectus, or any amendment or supplement thereto, or any preliminary prospectus. No Holder shall be required to indemnify any Person pursuant to this Section 3.9(b) for any amount in excess of the net proceeds received by such Holder from the sale of the Registrable Securities sold for the account of such Holder.

(c) Conduct of Indemnification Proceedings. Promptly after receipt by any Person (an “Indemnified Party”) of notice of any claim or the commencement of any action in respect of which indemnity may be sought pursuant to Section 3.9(a) or Section 3.9(b), the Indemnified Party shall, if a claim in respect thereof is to be made against the Person against whom such indemnity may be sought (an “Indemnifying Party”), notify the Indemnifying Party in writing of the claim or the commencement of such action; provided that the failure to notify the Indemnifying Party shall not relieve it from any liability that it may have to an Indemnified Party except to the extent of any actual prejudice resulting therefrom. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, that the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party and its Controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, but the fees and expenses of such counsel shall be for the account of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of, and reimbursement of fees for, such counsel or (ii) in the reasonable opinion of counsel to such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnified Parties. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or would reasonably have been a party and indemnity would reasonably have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding. Whether or not the defense of any claim or action is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its written consent.

Section 3.10 No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to any of its securities (including any registration or similar agreement) which is inconsistent with or violates the material rights granted to the Holders in this Agreement.

Section 3.11 Lock-Up Agreements. Each of the Holders and the Company agrees that, in connection with an Underwritten Offering in respect of which Registrable Securities are being sold, or in connection with any other public offering of Common Stock by the Company, if requested by the underwriter(s), it will enter into customary “lock-up” agreements pursuant to which it will agree not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible or exchangeable into Common Stock (subject to customary exceptions) for a period not to exceed ninety (90) days from the effective date of the Registration Statement pertaining to such Registrable Securities or from such other date as may be requested by the underwriter(s). The Company further agrees that, in connection with an Underwritten Offering in respect of which Registrable Securities are being sold, if requested by the managing underwriter(s), it will exercise its best efforts to obtain agreements (in the underwriters’ customary form) from its directors and executive officers not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible or exchangeable into Common Stock (subject to customary exceptions), for a period not to exceed ninety (90) days from the effective date of the Registration Statement pertaining to such Registrable Securities or from such other date as may be requested by the underwriter(s).

Section 3.12 Termination of Registration Rights. The rights granted under this Article III shall terminate on the earlier of the date that (a) the Holders no longer Beneficially Own any Registrable Securities or (b) all Registrable Securities are eligible for sale without any volume or other limitations or restrictions; provided, however, that the indemnification provisions set forth in Section 3.9 shall survive such termination.

Section 3.13 Assignment; Binding Effect. The rights and obligations provided in this Article III may be assigned in whole or in part by any Holder to a controlled affiliate of such Holder or to any member, general or limited partner or stockholder of any such Holder (each, a “Permitted Transferee”) without the consent of the Company or any other Holder. Such assignment shall be effective upon receipt by the Company of (a) written notice from the Holder certifying that the transferee is a Permitted Transferee, stating the name and address of the Permitted Transferee and identifying the amount of Registrable Securities with respect to which the rights under this Agreement are being transferred, and (b) a written agreement from the Permitted Transferee to be bound by all of the terms of this Article III as a “Holder.” Upon receipt of the documents referenced in clauses (a) and (b) of this Section 3.13, the Permitted Transferee shall thereafter be deemed to be a “Holder” for all purposes of this Article III. Except as set forth in this Section 3.13, the rights and obligations provided in this Article III may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

ARTICLE IV

COVENANTS

Section 4.1 Standstill.

(a) TPG hereby agrees that until the earliest of (i) such time as TPG and its Affiliates no longer collectively own at least five percent (5%) of the outstanding Common Stock, (ii) the third (3rd) anniversary of the Effective Date or (iii) a Change of Control of the Company, without the prior written approval of the Company, neither TPG nor any of its Affiliates (other than any Non-Private Equity Business of TPG or its Affiliates) will, directly or indirectly:

(i) acquire, offer or propose to acquire or agree to acquire, Beneficial Ownership of more than fifteen percent (15%) of the outstanding Voting Securities of the Company in the aggregate, other than Voting Securities in excess of fifteen percent (15%) of the outstanding Voting Securities of the Company acquired (A) as a result of the exercise of any rights or obligations set forth in this Agreement, (B) pursuant to a stock split, stock dividend, recapitalization, reclassification or similar transaction, (C) with the consent of the majority of the non-TPG Directors or (D) directly from the Company;

(ii) enter into or agree, offer, propose or seek (whether publicly or otherwise) to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to all or part of the Company or any of its subsidiaries or any acquisition transaction for all or part of the assets of the Company or any of its subsidiaries or any of their respective businesses;

(iii) other than a “solicitation” of a “proxy” (as such terms are defined under Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(1)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)) seeking approval of the election to the Company Board solely with respect to any of the TPG Nominated Directors permitted by the terms hereof to serve on such Company Board, make, or in any way participate in, any such “solicitation” of “proxies” to vote, or seek to advise or influence any person or entity with respect to the voting of, any Common Stock of the Company or any of its subsidiaries;

(iv) call or seek to call a meeting of the stockholders of the Company or any of the Company’s subsidiaries or initiate any stockholder proposal for action by the stockholders of the Company, form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder) with respect to any Voting Securities;

(v) deposit any Securities of the Company into a voting trust, or subject any Securities of the Company to any agreement or arrangement with respect to the voting of such securities, or other agreement or arrangement having similar effect;

(vi) seek representation on the Company Board or a change in the composition of the Company Board or number of directors elected by the holders of Common Stock or a change in the number of such directors who represent TPG, other than as expressly permitted pursuant to this Agreement; and

(vii) bring any action or otherwise act to contest the validity of this Section 4.1;

provided, that nothing in clauses (ii), (iii), (iv) or (vi) of this Section 4.1(a) shall apply to the TPG Nominated Director solely in his or her capacity as a director of the Company or to actions taken by TPG or any of its Affiliates to prepare the TPG Nominated Director to act in such capacity.

(b) The limitations provided in Section 4.1(a) shall, upon the occurrence of any of the following events, immediately be suspended until the expiration of the time period set forth below in this Section 4.1(b), but only so long as TPG or any of its Affiliates (other than any Non Private Equity Business of TPG or its Affiliates) did not directly or indirectly assist, facilitate, encourage or participate in any such events:

(i) on the commencement (as defined in Rule 14d-2 of the Exchange Act) by any Person of a tender or exchange offer seeking to acquire Beneficial Ownership of a number outstanding shares of Voting Securities of the Company that, if consummated, would result in a Change of Control and which is recommended by the Company Board; provided, that TPG has not facilitated, encouraged, or otherwise participated in such tender offer; or

(ii) on the public announcement by the Company Board or a duly constituted committee of the Company Board (a) to solicit one or more proposals for a transaction that, if consummated, would result in a Change of Control or (b) to pursue discussions or negotiations or make diligence materials available, with respect to an unsolicited proposal for a transaction that, if consummated, would result in a Change of Control; provided, that in each case TPG has not facilitated, encouraged, or otherwise participated in such tender offer.

provided, however, that upon (y) any withdrawal or lapsing of any such tender or exchange offer referred to in Section 4.1(b)(i) which does not result in a Change of Control, or (z) the abandonment by the Company Board or a duly constituted committee of the Company Board of a process to solicit a proposal of the type referred to in Section 4.1(b)(ii) without a Change of Control having occurred and without an agreement to effect a Change of Control, as the case may be, the limitations provided in Section 4.1(a) (except to the extent then suspended as a result of any other event specified in this Section 4.1(b)) shall again be applicable for so long as and only to the extent provided in this Agreement.

Section 4.2 No Conflicting Agreements. For so long as this Agreement remains in effect, neither the Company nor TPG shall enter into any stockholder agreement or arrangement of any kind with any Person with respect to any Shares or other Securities, or otherwise act or agree to act in concert with any Person with respect to any Shares or other Securities, to the extent such agreement, arrangement, or concerted act would controvert, or otherwise be inconsistent in any material respect with, the provisions of this Agreement. The Company (as successor to Parkway) and TPG hereby agree that, as of the execution of this Agreement, the Stockholders Agreement, dated as of June 5, 2012, by and among TPG, TPG Manager and Parkway shall be deemed terminated, null and void, and no longer of any effect.

Section 4.3 Further Assurances. Each of TPG and the Company agrees to execute and deliver all such further documents and do all acts and things that from time to time may reasonably be required to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1 Amendment and Waiver. This Agreement may not be amended, except by an agreement in writing, executed by each of TPG and the Company, and compliance with any term of this Agreement may not be waived, except by an agreement in writing executed on behalf of the party against whom the waiver is intended to be effective. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of any such provision and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 5.2 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void, or otherwise unenforceable, all other provisions of this Agreement, to the extent permitted by Law, shall not be affected and shall remain in full force and effect. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 5.3 Entire Agreement. Except as otherwise expressly set forth herein, this Agreement and the Purchase Agreement, together with the agreements and other documents and instruments referred to herein, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersede and preempt any prior understandings, agreements, or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

Section 5.4 Successors and Assigns. Except as expressly set forth herein, neither this Agreement nor any of the rights or obligations of any party under this Agreement (including any rights under Article II and Article III hereof) may be assigned, in whole or in part (except by operation of Law), by either party without the prior written consent of the other party, and any such transfer or attempted transfer without such consent shall be null and void. This Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

Section 5.5 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be an original and all of which, when taken together, shall constitute one and the same agreement.

Section 5.6 Remedies.

(a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that each and every one of the covenants or agreements in this Agreement are not performed in accordance with their terms, and it is therefore agreed that, in addition to, and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order, or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically each and every one of the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b) All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such party.

Section 5.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first (1st) Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to the Company:

Cousins Properties Incorporated

191 Peachtree Street, Suite 500

Atlanta, Georgia 30303

Attention: General Counsel

Fax No.: (404) 407-1641

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy and David E. Shapiro

Fax No.: (212) 403-2000

If to TPG:

c/o TPG Global, LLC

301 Commerce St, Suite 3300

Fort Worth, Texas 76102

Attn: General Counsel

Facsimile: (817) 871-4001

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: Carl P. Marcellino

Fax: (646) 728-1523

Section 5.8 Governing Law; Venue and Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to, or otherwise giving effect to, any body of Law or other rule that would cause or otherwise require the application of the Laws of any other jurisdiction.

(b) Any action or proceeding against either the Company or TPG relating in any way to this Agreement may be brought exclusively in the courts of the State of New York or (to the extent subject matter jurisdiction exists therefore) the United States District Court for the Southern District of New York, and each of the Company and TPG irrevocably submits to the jurisdiction of both such courts in respect of any such action or proceeding. Any actions or proceedings to enforce a judgment issued by one of the foregoing courts may be enforced in any jurisdiction.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH OF THE COMPANY AND TPG HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION, OR SUIT (WHETHER IN CONTRACT, TORT, OR OTHERWISE), INQUIRY, PROCEEDING, OR INVESTIGATION ARISING OUT OF, OR BASED UPON, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH OF THE COMPANY AND TPG ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTY THAT THIS SECTION 5.8(C) CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH IT IS RELYING, AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. THE COMPANY OR TPG MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 5.8(C) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 5.9 Third Party Benefits. Except for the provisions in Section 5.10, none of the provisions of this Agreement is for the benefit of, or shall be enforceable by, any third-party beneficiary.

Section 5.10 No Recourse Against Others. All claims, causes of action (whether in contract or in tort, in law or in equity, or granted by statute), obligations, or liabilities that may be based upon, be in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, performance or breach of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No

Person who is not a Contracting Party, including any and all former, current or future directors, officers, employees, incorporators, members, general or limited partners, controlling persons, managers, management companies, equityholders, affiliates, agents, attorneys, or representatives of, and any and all former, current or future financial advisors or lenders to, any Contracting Party, and any and all former, current or future directors, officers, employees, incorporators, members, general or limited partners, controlling persons, managers, management companies, equityholders, affiliates, agents, attorneys, or representatives of, and any and all former, current or future financial advisors or lenders to, any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (the “Non-Recourse Parties”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement, or the negotiation, execution, performance, or breach of this Agreement; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such claims and causes of action against any such Non-Recourse Parties. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Non-Recourse Party, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the corporate, limited liability company or limited partnership veil, unfairness, undercapitalization, or otherwise, in each case in connection with, or related in any manner to this Agreement, or the negotiation, execution, performance, or breach of this Agreement; and (b) each Contracting Party disclaims any reliance upon any Non-Recourse Parties with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 5.11 Interpretation. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.12 Expenses. Except to the extent otherwise expressly provided herein, the Company shall reimburse TPG and its Affiliates, upon presentation of appropriate documentation, for all reasonable out-of-pocket expenses incurred by TPG and its Affiliates after the date hereof in connection with enforcement of this Agreement.

Section 5.13 Termination. Except to the extent otherwise expressly provided herein, this Agreement, and all of the rights and obligations set forth herein, shall terminate and be of no further force or effect in the event that (a) TPG and its Affiliates cease to Beneficially Own any shares of Common Stock, (b) the registration rights and obligations set forth in Article III (other than those set forth in Section 3.9) have terminated pursuant to Section 3.12 or (c) the transactions contemplated by the Merger Agreement are not consummated pursuant to the terms thereto. Notwithstanding anything herein to the contrary, this Agreement may not be revoked by any party prior to the Effective Date without the prior written consent of all parties hereto.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement as of the date first written above.

COMPANY:

COUSINS PROPERTIES INCORPORATED

By:	/s/ Gregg D. Adzema
Name:	Gregg D. Adzema
Title:	Executive Vice President and Chief Financial Officer

Signature Page to Stockholders Agreement

TPG:

TPG VI PANTERA HOLDINGS, L.P.

By: TPG Genpar VI Delfir AIV, L.P., its general partner

By: TPG Genpar VI Delfir AIV Advisors, LLC, its general partner

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

TPG MANAGER:

TPG VI MANAGEMENT, LLC

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

Annex H

ARTICLES OF AMENDMENT

TO

RESTATED AND AMENDED

ARTICLES OF INCORPORATION

OF

COUSINS PROPERTIES INCORPORATED

1.

The name of the corporation is Cousins Properties Incorporated (the “Corporation”).

2.

Pursuant to Section 14-2-1003 of the Georgia Business Corporation Code, these Articles of Amendment amend the Restated and Amended Articles of Incorporation of the Corporation, as amended (the “Articles of Incorporation”). These Articles of Amendment were duly adopted by the shareholders of the Corporation in accordance with the provisions of Section 14-2-1003 of the Georgia Business Code on             , 20    .

3.

The Restated and Amended Articles of Incorporation of the Corporation as heretofore amended or supplemented are hereby further amended by amending paragraph A. to Article 4 to increase the number of shares of Common Stock, $1 par value per share, authorized for issuance from 350 million shares to 700 million shares. Paragraph A. to Article 4 shall hereafter read in its entirety as follows:

“A. The Corporation shall have the authority to issue 700 million shares of Common Stock, $1 par value per share. Each share of Common Stock shall have one vote on each matter submitted to a vote of the shareholders of the Corporation. The holders of shares of Common Stock shall be entitled to receive, in proportion to the number of shares of Common Stock held, the net assets of the Corporation upon dissolution after any preferential amounts required to be paid or distributed to holders of outstanding shares of Preferred Stock, if any, are so paid or distributed.”

H-1

IN WITNESS WHEREOF, COUSINS PROPERTIES INCORPORATED has caused these Articles of Amendment to be executed, and its execution thereof to be attested, all by its duly authorized officers this             .

COUSINS PROPERTIES INCORPORATED

By:
Name: Lawrence L. Gellerstedt III
Title: President and Chief Executive Officer

Attest:

By:
Name: Pamela F. Roper
Title: Senior Vice President, General Counsel
and Corporate Secretary

H-2